    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 2008



                                           REGISTRATION STATEMENT NO. 333-152270
                                                                       811-21262


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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM N-4



                REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             PRE-EFFECTIVE AMENDMENT NO. 1                               [X]
                              POST-EFFECTIVE AMENDMENT NO.                               [ ]
                                          AND
            REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                    AMENDMENT NO. 94                                     [X]





                        (Check Appropriate box or boxes.)

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                           (Exact name of Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                               (Name of Depositor)


           1300 HALL BOULEVARD, BLOOMFIELD, CONNECTICUT 06002 -- 2910

              (Address of Depositor's Principal Executive Offices) Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                       METROPOLITAN LIFE INSURANCE COMPANY
                               501 BOYLSTON STREET
                                BOSTON, MA 02116
                     (Name and Address of Agent for Service)

                                    ---------

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THE REGISTRATION
STATEMENT.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

TITLE OF SECURITIES BEING REGISTERED: INDIVIDUAL VARIABLE ANNUITY CONTRACTS

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                           VINTAGE ACCESS(SM)  ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                       SUPPLEMENT DATED NOVEMBER 24, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008



1.  COMBINATION OF SEPARATE ACCOUNTS



Effective November 24, 2008, the Company combined MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.


In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR PROSPECTUS TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.


After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same Variable Funding Option and illustrate unit values as a range.


If you have any questions, please contact us at 800-842-9325.

2.  FEE TABLES



Expenses shown in the fee tables do not include any premium taxes of up to 3.5% (see "Charges and Deductions--Premium Tax") or other taxes, which may apply.



3.  THE ANNUITY CONTRACT--THE VARIABLE FUNDING OPTIONS



Each Underlying Fund has different investment objectives and risks. THE UNDERLYING FUND PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH UNDERLYING FUND'S INVESTMENT STRATEGY, INVESTMENT ADVISERS AND ITS FEES. YOU MAY OBTAIN AN UNDERLYING FUND PROSPECTUS BY CALLING 800-842-9325 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE UNDERLYING FUNDS CAREFULLY. We do not guarantee the investment results of the Underlying Funds.



4.  OTHER INFORMATION--CONFORMITY WITH STATE AND FEDERAL LAWS



The Prospectus describes all material features and benefits of the Contract. The language in the Prospectus determines your rights under the federal securities laws.



5.  OTHER INFORMATION--THE INSURANCE COMPANY



Effective September 22, 2008, the Company is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910. Please note, however, that for the purpose of administering your Contract, the addresses indicated in the definition of "Home Office" in the Glossary remain the same.



        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                     VINTAGE ACCESS(SM) ANNUITY PROSPECTUS:

 METLIFE INSURANCE COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE ACCOUNT 2002
    METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE
                                  ACCOUNT 2002
                                 APRIL 28, 2008

This prospectus describes VINTAGE ACCESS ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Harris Oakmark International
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Janus Forty Portfolio -- Class A
  American Funds Growth-Income Fund                Lazard Mid Cap Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE PRODUCTS            Lord Abbett Growth and Income
  Contrafund(R) Portfolio -- Service Class            Portfolio -- Class B
  Mid Cap Portfolio -- Service Class 2             Lord Abbett Mid Cap Value
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS        Portfolio -- Class B
  TRUST -- CLASS 2                                 Met/AIM Capital Appreciation
  Franklin Income Securities Fund                     Portfolio -- Class A
  Templeton Foreign Securities Fund                Met/AIM Small Cap Growth Portfolio -- Class
JANUS ASPEN SERIES -- SERVICE SHARES                  A
  Mid Cap Growth Portfolio                         MFS(R) Emerging Markets Equity
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Aggressive          PIMCO Inflation Protected Bond
     Growth Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Appreciation        Pioneer Fund Portfolio -- Class A
     Portfolio -- Class I                          Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Capital and            A
     Income Portfolio -- Class II                  Third Avenue Small Cap Value
  Legg Mason Partners Variable Equity Index           Portfolio -- Class B
     Portfolio -- Class II                       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Global Equity       BlackRock Aggressive Growth
     Portfolio                                        Portfolio -- Class D
  Legg Mason Partners Variable Investors           BlackRock Bond Income Portfolio -- Class E
     Portfolio -- Class I                          Capital Guardian U.S. Equity
  Legg Mason Partners Variable Mid Cap Core           Portfolio -- Class A
     Portfolio -- Class I                          FI Large Cap Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE INCOME TRUST          FI Value Leaders Portfolio -- Class D
  Legg Mason Partners Variable Adjustable          MetLife Aggressive Allocation
     Rate Income Portfolio                            Portfolio -- Class B
  Legg Mason Partners Variable High Income         MetLife Conservative Allocation
     Portfolio                                        Portfolio -- Class B
  Legg Mason Partners Variable Money Market        MetLife Conservative to Moderate Allocation
     Portfolio                                        Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate Allocation
  BlackRock Large Cap Core Portfolio -- Class         Portfolio -- Class B
     E                                             MetLife Moderate to Aggressive Allocation
  Clarion Global Real Estate                          Portfolio -- Class B
     Portfolio -- Class A                          MFS(R) Total Return Portfolio -- Class F
  Dreman Small Cap Value Portfolio -- Class A      MFS(R) Value Portfolio -- Class A
                                                   Oppenheimer Global Equity
                                                      Portfolio -- Class B
                                                 PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 800-842-9325 or access the SEC's website (http://www.sec.gov). See Appendix D for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     8
CONDENSED FINANCIAL INFORMATION.........................................    12
THE ANNUITY CONTRACT....................................................    12
Contract Owner Inquiries................................................    13
Purchase Payments.......................................................    13
Accumulation Units......................................................    14
The Variable Funding Options............................................    14
CHARGES AND DEDUCTIONS..................................................    20
General.................................................................    20
Transfer Charge.........................................................    21
Administrative Charges..................................................    21
Mortality and Expense Risk Charge.......................................    22
Enhanced Stepped-Up Provision Charge....................................    22
Guaranteed Minimum Withdrawal Benefit Charge............................    22
Variable Funding Option Expenses........................................    22
Premium Tax.............................................................    22
Changes in Taxes Based upon Premium or Value............................    22
TRANSFERS...............................................................    22
Market Timing/Excessive Trading.........................................    23
Dollar Cost Averaging...................................................    25
ACCESS TO YOUR MONEY....................................................    25
Systematic Withdrawals..................................................    26
OWNERSHIP PROVISIONS....................................................    26
Types of Ownership......................................................    26
Contract Owner..........................................................    26
Beneficiary.............................................................    26
Annuitant...............................................................    27
DEATH BENEFIT...........................................................    27
Death Proceeds before the Maturity Date.................................    27
Enhanced Stepped-Up Provision ("E.S.P.")................................    29
Payment of Proceeds.....................................................    30
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    32
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    32
Death Proceeds after the Maturity Date..................................    33
LIVING BENEFITS.........................................................    33
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    33
THE ANNUITY PERIOD......................................................    39
Maturity Date...........................................................    39
Allocation of Annuity...................................................    39
Variable Annuity........................................................    39
Fixed Annuity...........................................................    40
PAYMENTS OPTIONS........................................................    40
Election of Options.....................................................    40
Annuity Options.........................................................    40
Variable Liquidity Benefit..............................................    41
MISCELLANEOUS CONTRACT PROVISIONS.......................................    41
Right to Return.........................................................    41
Termination.............................................................    41
Required Reports........................................................    41
Suspension of Payments..................................................    42
THE SEPARATE ACCOUNTS...................................................    42
Performance Information.................................................    43
FEDERAL TAX CONSIDERATIONS..............................................    43
General Taxation of Annuities...........................................    43
Types of Contracts: Qualified and Non-qualified.........................    44
Qualified Annuity Contracts.............................................    44
Taxation of Qualified Annuity Contracts.................................    44
Mandatory Distributions for Qualified Plans.............................    45
Individual Retirement Annuities.........................................    45
Roth IRAs...............................................................    46
TSAs (ERISA and Non-ERISA)..............................................    46
Non-qualified Annuity Contracts.........................................    48
Diversification Requirements for Variable Annuities.....................    49
Ownership of the Investments............................................    49
Taxation of Death Benefit Proceeds......................................    50
Other Tax Considerations................................................    50
Treatment of Charges for Optional Benefits..............................    50
Guaranteed Minimum Withdrawal Benefits..................................    50
Puerto Rico Tax Considerations..........................................    50
Non-Resident Aliens.....................................................    51
Tax Credits and Deductions..............................................    51
OTHER INFORMATION.......................................................    51
The Insurance Company...................................................    51
Financial Statements....................................................    51
Distribution of Variable Annuity Contracts..............................    52
Conformity with State and Federal Laws..................................    53
Voting Rights...........................................................    53
Restrictions on Financial Transactions..................................    53
Legal Proceedings.......................................................    53
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE INSURANCE
  COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002..................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE LIFE AND ANNUITY
  COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002..................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   D-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds, adjusted by applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, 408A or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                             VINTAGE ACCESS ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors the MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and the MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. Prior to December 7, 2007, MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002, except where the Contract was originally issued by MLACC, in which case, we are referring to MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each.

We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15%. We deduct the M&E charge at an annual rate of 1.65% for the Standard Death Benefit, and 1.85% for the Enhanced Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Income taxes and/or a penalty tax may apply to taxable amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the Prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

TRANSFER CHARGE.........................................   $10(1)
(assessed on transfers that exceed 12 per year)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(2)


ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.65% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                                           STANDARD DEATH BENEFIT    ENHANCED DEATH BENEFIT
                                                           ----------------------    ----------------------
Mortality and Expense Risk Charge......................           1.65%(3)                  1.85%(3)
Administrative Expense Charge..........................           0.15%                     0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL
  FEATURES SELECTED....................................           1.80%                     2.00%
Optional E.S.P. Charge.................................           0.20%                     0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED.............................................           2.00%                     2.20%
Optional GMWB I Charge (maximum upon reset)............           1.00%(4)                  1.00%(4)
Optional GMWB II Charge (maximum upon reset)...........           1.00%(4)                  1.00%(4)
Optional GMWB III Charge...............................           0.25%                     0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED.............................................           2.80%                     3.00%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY
  SELECTED.............................................           2.80%                     3.00%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III
  ONLY SELECTED........................................           2.05%                     2.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I SELECTED......................................           3.00%                     3.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II SELECTED.....................................           3.00%                     3.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB III SELECTED....................................           2.25%                     2.45%


---------
(1)   We do not currently assess the transfer charge.
(2) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.
(3) We are waiving the Mortality and Expense Risk charge in an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, and an amount equal to the Underlying Fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio.
(4) The current charges for the available GMWB riders with a reset feature (see "Access to Your Money -- Guaranteed Minimum Withdrawal Benefit") are 0.40% for GMWB I and 0.50% for GMWB II

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.52%      1.52%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  Contrafund(R)
     Portfolio -- Service Class..    0.56%       0.10%      0.09%           --          0.75%          --           0.75%
  Mid Cap Portfolio -- Service
     Class 2.....................    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Income Securities
     Fund........................    0.45%       0.25%      0.02%           --          0.72%          --           0.72%
  Franklin Small-Mid Cap Growth
     Securities Fund+............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%          1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Mid Cap Growth Portfolio.......    0.64%       0.25%      0.04%           --          0.93%          --           0.93%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class II++.....    0.69%       0.25%      0.20%         0.01%         1.15%          --           1.15%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --           1.13%
  Legg Mason Partners Variable
     Capital Portfolio++.........    0.75%       0.25%      0.11%           --          1.11%          --           1.11%(2)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Legg Mason Partners Variable
     Dividend Strategy
     Portfolio++++...............    0.65%         --       0.33%           --          0.98%          --           0.98%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I++......    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Global Equity Portfolio.....    0.75%       0.25%      0.19%           --          1.19%          --           1.19%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++++....    0.75%         --       0.15%           --          0.90%          --           0.90%(3)
  Legg Mason Partners Variable
     Mid Cap Core
     Portfolio -- Class I++......    0.75%         --       0.26%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I+.......    0.75%         --       0.35%           --          1.10%          --           1.10%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)
  Legg Mason Partners Variable
     Diversified Strategic Income
     Portfolio+..................    0.65%         --       0.36%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     High Income Portfolio++.....    0.60%         --       0.15%           --          0.75%          --           0.75%(2)
  Legg Mason Partners Variable
     Money Market Portfolio++....    0.45%         --       0.08%           --          0.53%          --           0.53%(2)
MET INVESTORS SERIES TRUST
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class E........    0.38%       0.15%      0.06%           --          0.59%        0.01%          0.58%(6)
  Capital Guardian U.S. Equity
     Portfolio -- Class A........    0.66%         --       0.05%           --          0.71%          --           0.71%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  Jennison Growth
     Portfolio -- Class A+.......    0.63%         --       0.04%           --          0.67%          --           0.67%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(7)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(7)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(7)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(7)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(7)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(8)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been restated to reflect a change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits. The GMAB and the GMWB cannot both be elected.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                           END OF PERIOD SHOW                       ANNUITIZED AT END OF PERIOD SHOWN
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........     $477       $1,431      $2,388      $4,790       $477       $1,431      $2,388      $4,790
Underlying Fund with
Minimum Total Annual
Operating Expenses.........     $377       $1,142      $1,920      $3,927       $377       $1,142      $1,920      $3,927


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Vintage Access Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax-deferred in the funding options of your choice. We offer multiple Variable Funding Options. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account. The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is not available to new purchasers. However, you may continue to make additional Purchase Payments or transfer Contract Value among the Variable Funding Options.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                      ANNUITANT ON THE CONTRACT/RIDER DATE
------------------------------------------------------    -----------------------------------------------
Standard Death Benefit                                                           80
Enhanced Death Benefit                                                           75
Enhanced Stepped-Up Provision (E.S.P.)                                           75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9325.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $15,000. You may make additional payments of at least $500 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
Contrafund(R)                      Seeks long-term capital            Fidelity Management & Research
  Portfolio -- Service Class       appreciation.                      Company
Mid Cap Portfolio -- Service       Seeks long-term growth of          Fidelity Management & Research
  Class 2                          capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Income Securities Fund    Seeks to maximize income while     Franklin Advisers, Inc.
                                   maintaining prospects for capital
                                   appreciation.
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund+
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
JANUS ASPEN SERIES -- SERVICE
  SHARES
Mid Cap Growth Portfolio           Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  II++                                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks capital appreciation         Legg Mason Partners Fund Advisor,
  Capital Portfolio++              through investment in securities   LLC
                                   which the portfolio managers       Subadviser: ClearBridge Advisors,
                                   believe have above-average         LLC
                                   capital appreciation potential.
Legg Mason Partners Variable       Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
  Dividend Strategy Portfolio++    principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I++           consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term capital growth;    Legg Mason Partners Fund Advisor,
  Global Equity Portfolio          dividend income, if any, is        LLC
                                   incidental to this goal.           Subadviser: Batterymarch
                                                                      Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I++                                              Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable Mid   Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Cap Core Portfolio -- Class I    capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I+                                               Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
Legg Mason Partners Variable       Seeks high current income.         Legg Mason Partners Fund Advisor,
  Diversified Strategic Income                                        LLC
  Portfolio+                                                          Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable High  Seeks high current income.         Legg Mason Partners Fund Advisor,
  Income Portfolio                 Secondarily, seeks capital         LLC
                                   appreciation.                      Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks to maximize current income   Legg Mason Partners Fund Advisor,
  Money Market Portfolio           consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company
MET INVESTORS SERIES TRUST
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class E             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
Capital Guardian U.S. Equity       Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A             capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Jennison Associates
                                                                      LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is equal to 1.65% annually. If you choose the Enhanced Death Benefit, the M&E charge is equal to 1.85% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global Equity Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Legg Mason Partners Variable Diversified Strategic Income Portfolio, Legg Mason Partners Variable High Income Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, and Oppenheimer Global Equity Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. You may only have one DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the program period selected to the current funding options over the remainder of that Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA Program, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY

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Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

We may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. It is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

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TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from the Variable Funding Options, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Please note that naming different persons as owner and Annuitant may affect whether certain benefits are payable, the amount of those benefits, and who will receive them. Use care when naming owners, Annuitants and beneficiaries, and consult your agent if you have questions.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

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Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal or beneficiary contract continuance ("Death Report Date").

There are age restrictions on certain death benefits (see The Annuity Contract section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT

If the Annuitant is less than age 80 on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greatest of a), b) or c) below, less any applicable premium tax. If the Annuitant is 80 or older on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greater of a) or b) below, less any applicable premium tax.

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

ENHANCED DEATH BENEFIT

If the Annuitant dies before age 80 and before the Maturity Date, the death benefit payable as of the Death Report Date will be the greatest of (a), (b),
(c) or (d), less any applicable premium tax:

     a)   the Contract Value on the Death Report Date;

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

     d)   the Roll-Up Death Benefit Value (if any, as described below)**

If the Annuitant dies before the Maturity Date and on or after age 80, the death benefit payable as of the Death Report Date will be the greatest of (a), (b),
(c) or (d), less any applicable premium tax:

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

     d) the Roll-Up Death Benefit Value (if any, as described below)** available at the Annuitant's 80th birthday, plus any additional Purchase Payments and minus any partial surrender reductions (as described below) which occur after the Annuitant's 80th birthday

* If you have elected a GMWB Rider (Principal Guarantee) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

** Your Step-Up Value or the Roll-Up Death Benefit will be subjected to the partial surrender reduction below even if you have elected a GMWB rider.

ADJUSTED PURCHASE PAYMENT:

The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever any additional Purchase Payment(s) are made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction as described below.

STEP UP VALUE:

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a partial surrender is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described above.

ROLL UP DEATH BENEFIT VALUE:

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal (a) plus (b) minus (c), increased by 5%, where:

     (a) is the Roll-Up Death Benefit as of the previous Contract Date anniversary

     (b)  any Purchase Payments made during the previous Contract Year

     (c) any Partial Surrender Reductions (as described below) during the previous Contract Year

On dates other than the Contract Date anniversary, the roll-up death benefit value will equal (a) plus (b) minus (c), where:

     (a) the Roll-Up Death Benefit Value on the previous Contract Date anniversary

     (b) any Purchase Payments made since the previous Contract Date anniversary

     (c) any Partial Surrender Reductions (as described below) since the previous Contract Date anniversary.

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

PARTIAL SURRENDER REDUCTION:

ADJUSTED PURCHASE PAYMENT. The Partial Surrender Reduction is equal to (1) the Adjusted Purchase Payment in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

STEP-UP VALUE AND ROLL-UP VALUE. The Partial Surrender Reduction is equal to (1) the amount of the death benefit value (Step-Up or Roll-Up Value) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

The following examples apply to the Adjusted Purchase Payment, Step-Up Value or Roll-Up Value. Assume your current Contract Value is $55,000. If the current value of your death benefit is $50,000, and you decide to make a withdrawal of $10,000, we would reduce death benefit as follows:

           50,000 x (10,000/55,000) = $9,090

Your new death benefit would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If the current value of your death benefit is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the death benefit as follows:

           50,000 x (10,000/30,000) = $16,666

Your new death benefit would be 50,000-16,666, or $33,334.

If you elect GMWB at the time you purchase your Contract, and your death benefit is equal to a return of your Purchase Payments reduced by any applicable partial surrender reduction, the partial surrender reduction will not be applied to your death benefit. Instead, if you have made withdrawals under your contract, your death benefit will be reduced by the amount of those withdrawals and any premium tax not previously deducted.

Likewise, if you elect GMWB after your Contract Date, and your death benefit is equal to a return of your Purchase Payments reduced by any applicable partial surrender reduction, the Partial Surrender Reduction will not be applied to your death benefit as of the date you elect the GMWB. Instead, if you have made withdrawals under your contract after you have elected GMWB, your death benefit will be reduced by the amount of those withdrawals and any premium tax not previously deducted.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE. THIS PROVISION MUST BE ELECTED AT TIME OF APPLICATION.

If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE CONTRACT DATE, 40% OF THE LESSER
OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are received and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE CONTRACT DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT IS EQUAL TO THE INITIAL CONTRACT VALUE. Whenever an additional Purchase Payment is made, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/55,000) = $9,090

You new modified Purchase Payment would be 50,000-9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NON-QUALIFIED CONTRACTS

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                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
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OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

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OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

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NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

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NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or,     The beneficiary elects to      Yes
IS THE ANNUITANT)             if none, to the surviving      continue the Contract rather
                              joint owner.                   than receive a lump sum
                                                             distribution.

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SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spousal joint owner        Yes
NOT THE ANNUITANT)                                           elects to continue the
                                                             Contract.

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SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or,     The spouse elects to           Yes
THE ANNUITANT)                if none, to the surviving      continue the Contract.
                              joint owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.

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                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE CONTRACT OWNER)
The beneficiary (ies), or if  The beneficiary elects to      Yes
  none, to the Contract       continue the Contract rather
  Owner. If the Contract      than receive a lump sum
  Owner is not living, then   distribution.
  to the joint owner. If
  none, then to the Contract
  Owner's estate.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

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ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

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ANNUITANT (WHERE OWNER IS A   The beneficiary (ies), or if                                  Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
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CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

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BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
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CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
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QUALIFIED CONTRACTS

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  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                         MANDATORY PAYOUT
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                         RULES APPLY *
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OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
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BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
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CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
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---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. Spousal beneficiaries must choose to continue the Contract as allowed under the spousal contract continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have already begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 28, 2005 if         March 28, 2005 if
                                   March 28, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to the present value of remaining certain payments. The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

                              THE SEPARATE ACCOUNTS

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The Company sponsors MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002, except where the Contract was originally issued by MLACC, in which case, we are referring to MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. (See "The Insurance Company" ..) Both MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 were established on September 17, 2002 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more
IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

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Vintage Access is a service mark of Citigroup, Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license.

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 and its assets. Pursuant to the merger, therefore, MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 are located in the Statement of Additional Information.

The financial statements for the Separate Account MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX A

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                         CONDENSED FINANCIAL INFORMATION

   FOR METLIFE INSURANCE COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                VINTAGE ACCESS -- SEPARATE ACCOUNT CHARGES 1.80%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (3/03)...................................  2006      1.474          1.539               --
                                                       2005      1.435          1.474           13,259
                                                       2004      1.313          1.435               --
                                                       2003      1.000          1.313               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (3/03)...................................  2006      1.435          1.400               --
                                                       2005      1.272          1.435               --
                                                       2004      1.195          1.272               --
                                                       2003      1.000          1.195               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (3/03).............................................  2007      2.028          2.288          354,584
                                                       2006      1.715          2.028          361,129
                                                       2005      1.530          1.715          126,514
                                                       2004      1.373          1.530           74,543
                                                       2003      1.000          1.373               --

  American Funds Growth Subaccount (Class 2) (3/03)..  2007      1.844          2.034          607,692
                                                       2006      1.703          1.844          642,261
                                                       2005      1.492          1.703          477,055
                                                       2004      1.350          1.492          205,142
                                                       2003      1.000          1.350           24,218

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2007      1.685          1.738          682,575
                                                       2006      1.489          1.685          713,995
                                                       2005      1.432          1.489          494,459
                                                       2004      1.321          1.432          229,220
                                                       2003      1.000          1.321           35,637

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (3/03)...................  2006      1.689          1.670               --
                                                       2005      1.455          1.689           31,926
                                                       2004      1.239          1.455               --
                                                       2003      1.000          1.239               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/03).............................................  2006      1.767          2.302               --
                                                       2005      1.679          1.767           20,631
                                                       2004      1.301          1.679               --
                                                       2003      1.000          1.301               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.417               --
                                                       2005      1.205          1.304               --
                                                       2004      1.074          1.205               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.301          1.449               --
                                                       2005      1.203          1.301           41,203
                                                       2004      1.067          1.203               --
                                                       2003      1.000          1.067               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (3/03).............................................  2007      1.837          2.120           67,500
                                                       2006      1.676          1.837           91,310
                                                       2005      1.460          1.676           97,502
                                                       2004      1.289          1.460           37,549
                                                       2003      1.000          1.289            2,003

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2007      2.260          2.560           51,198
                                                       2006      2.047          2.260           62,428
                                                       2005      1.766          2.047           43,707
                                                       2004      1.442          1.766           30,239
                                                       2003      1.000          1.442               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.198          1.221          782,766
                                                       2006      1.031          1.198          820,739
                                                       2005      1.000          1.031          263,063

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (3/03)........................  2007      1.681          1.837           21,477
                                                       2006      1.575          1.681           22,152
                                                       2005      1.530          1.575           22,174
                                                       2004      1.398          1.530           16,786
                                                       2003      1.000          1.398            2,000

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (3/03)..........................................  2006      1.518          1.765               --
                                                       2005      1.398          1.518          181,951
                                                       2004      1.264          1.398           40,445
                                                       2003      1.000          1.264               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.785          3.523          165,470
                                                       2006      2.214          2.785          167,146
                                                       2005      1.769          2.214           21,391
                                                       2004      1.444          1.769           10,655
                                                       2003      1.000          1.444               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (3/03)...................................  2007      2.115          2.398          114,721
                                                       2006      1.773          2.115          121,097
                                                       2005      1.638          1.773          143,783
                                                       2004      1.407          1.638           44,199
                                                       2003      1.000          1.407            1,000

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (3/03)...................................  2006      1.684          2.015               --
                                                       2005      1.575          1.684           79,380
                                                       2004      1.382          1.575            6,457
                                                       2003      1.000          1.382               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2007      1.910          2.283               --
                                                       2006      1.716          1.910               --
                                                       2005      1.559          1.716               --
                                                       2004      1.318          1.559            2,007
                                                       2003      1.000          1.318            2,007

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.536          1.720               --
                                                       2005      1.503          1.536            6,768
                                                       2004      1.332          1.503               --
                                                       2003      1.000          1.332               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (3/03).............................................  2007      1.465          1.558               --
                                                       2006      1.390          1.465               --
                                                       2005      1.331          1.390               --
                                                       2004      1.317          1.331            1,000
                                                       2003      1.000          1.317            1,000

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (3/03).............................................  2007      1.648          1.642          136,667
                                                       2006      1.542          1.648          165,864
                                                       2005      1.406          1.542          181,681
                                                       2004      1.302          1.406           78,678
                                                       2003      1.000          1.302           12,641

  LMPVET Appreciation Subaccount (Class I) (3/03)....  2007      1.511          1.609          350,654
                                                       2006      1.340          1.511          378,582
                                                       2005      1.308          1.340          126,696
                                                       2004      1.224          1.308           25,456
                                                       2003      1.000          1.224           15,635

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.540          1.537           21,352

  LMPVET Capital and Income Subaccount (Class II)
  (3/03).............................................  2007      1.365          1.413          651,681
                                                       2006      1.258          1.365          699,299
                                                       2005      1.229          1.258          948,369
                                                       2004      1.191          1.229          817,319
                                                       2003      1.000          1.191          171,664

  LMPVET Capital Subaccount (3/03)...................  2007      1.554          1.555          306,595
                                                       2006      1.393          1.554          311,208
                                                       2005      1.347          1.393          343,429
                                                       2004      1.286          1.347          153,628
                                                       2003      1.000          1.286           28,399

  LMPVET Dividend Strategy Subaccount (3/03).........  2007      1.402          1.466            6,221
                                                       2006      1.210          1.402            7,236
                                                       2005      1.235          1.210            7,236
                                                       2004      1.216          1.235            8,236
                                                       2003      1.000          1.216            1,000

  LMPVET Equity Index Subaccount (Class II) (3/03)...  2007      1.585          1.633           27,889
                                                       2006      1.401          1.585           30,133
                                                       2005      1.369          1.401           30,537
                                                       2004      1.264          1.369           25,069
                                                       2003      1.000          1.264               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (3/03).............................................  2007      1.769          1.759           69,427
                                                       2006      1.542          1.769           78,920
                                                       2005      1.498          1.542           97,170
                                                       2004      1.410          1.498           60,356
                                                       2003      1.000          1.410            2,008

  LMPVET Global Equity Subaccount (3/03).............  2007      1.679          1.730          338,168
                                                       2006      1.484          1.679          356,289
                                                       2005      1.418          1.484          357,728
                                                       2004      1.310          1.418          358,686
                                                       2003      1.000          1.310            7,252

  LMPVET Investors Subaccount (Class I) (3/03).......  2007      1.750          1.786           32,410
                                                       2006      1.507          1.750           65,300
                                                       2005      1.440          1.507           69,486
                                                       2004      1.328          1.440           41,184
                                                       2003      1.000          1.328               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (3/03).............................................  2007      1.449          1.498           38,793
                                                       2006      1.410          1.449           65,133
                                                       2005      1.364          1.410           70,058
                                                       2004      1.384          1.364           26,136
                                                       2003      1.000          1.384           14,848

  LMPVET Mid Cap Core Subaccount (Class I) (3/03)....  2007      1.690          1.778            9,506
                                                       2006      1.499          1.690           13,357
                                                       2005      1.409          1.499           13,366
                                                       2004      1.299          1.409           17,630
                                                       2003      1.000          1.299            1,014

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (3/03)............................  2007      1.492          1.517               --
                                                       2006      1.353          1.492           21,358
                                                       2005      1.330          1.353           21,364
                                                       2004      1.269          1.330           23,370
                                                       2003      1.000          1.269            2,000

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/03).............................................  2007      1.977          2.136               --
                                                       2006      1.785          1.977            5,301
                                                       2005      1.732          1.785            5,301
                                                       2004      1.532          1.732            5,756
                                                       2003      1.000          1.532               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.020          1.015          126,006
                                                       2006      0.997          1.020          133,961
                                                       2005      0.992          0.997          106,311
                                                       2004      0.998          0.992          162,467
                                                       2003      1.000          0.998               --

  LMPVIT Diversified Srategic Income Subaccount
  (3/03).............................................  2007      1.178          1.179           56,288
                                                       2006      1.138          1.178           59,286
                                                       2005      1.129          1.138           57,517
                                                       2004      1.077          1.129           33,476
                                                       2003      1.000          1.077            1,000

  LMPVIT High Income Subaccount (3/03)...............  2007      1.413          1.392          140,693
                                                       2006      1.296          1.413          182,382
                                                       2005      1.286          1.296          195,440
                                                       2004      1.186          1.286           51,934
                                                       2003      1.000          1.186            1,000

  LMPVIT Money Market Subaccount (3/03)..............  2007      1.019          1.050           71,564
                                                       2006      0.991          1.019           15,525
                                                       2005      0.982          0.991          298,751
                                                       2004      0.991          0.982          326,129
                                                       2003      1.000          0.991           29,412

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (3/03)...................................  2007      1.866          1.991               --
                                                       2006      1.683          1.866           10,932
                                                       2005      1.634          1.683           12,861
                                                       2004      1.439          1.634            1,000
                                                       2003      1.000          1.439            1,000

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2007      1.774          1.860               --
                                                       2006      1.529          1.774           22,404
                                                       2005      1.496          1.529           22,408
                                                       2004      1.406          1.496           22,411
                                                       2003      1.000          1.406               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.604          1.666               --
                                                       2006      1.393          1.604           63,882
                                                       2005      1.373          1.393           72,663
                                                       2004      1.241          1.373           15,864
                                                       2003      1.000          1.241               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.793          1.975               --
                                                       2006      1.627          1.793           62,157
                                                       2005      1.531          1.627           67,831
                                                       2004      1.256          1.531           22,640
                                                       2003      1.000          1.256               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.709          1.790               --
                                                       2006      1.616          1.709            5,030

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.775          1.786            2,041

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.196          1.164               --
                                                       2006      1.124          1.196           11,080

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      2.049          1.995           45,796
                                                       2006      1.862          2.049           89,169

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.710          2.190            3,365
                                                       2006      1.670          1.710           31,926

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.209          1.069            3,205

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2007      1.074          1.094          853,899
                                                       2006      1.001          1.074          846,517

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2007      1.071          1.058           55,836
                                                       2006      0.971          1.071               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.479          1.625               --
                                                       2006      1.499          1.479               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.223          1.338               --
                                                       2006      1.234          1.223               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.342          2.456            5,856

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.395          1.474           17,764
                                                       2006      1.264          1.395           19,503

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.218          1.020           42,461
                                                       2006      1.003          1.218           38,057

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.135          1.200          327,620

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.570          1.619           69,334
                                                       2006      1.462          1.570          134,263

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.108          1.222               --
                                                       2006      1.054          1.108               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.162          1.217          130,459
                                                       2006      1.123          1.162          132,030

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2007      1.027          0.979           96,590
                                                       2006      1.003          1.027           93,004

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.544          1.826           13,690
                                                       2006      1.584          1.544           18,508

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2007      1.077          1.122          201,157
                                                       2006      1.000          1.077          207,166

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.414          1.388           22,628
                                                       2006      1.000          1.414           66,963

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.428          1.457               --
                                                       2006      1.410          1.428           13,196

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.575          1.609           58,347
                                                       2006      1.537          1.575           97,017

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.059          1.074               --
                                                       2006      1.002          1.059               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.041          1.080               --
                                                       2006      1.001          1.041               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.048          1.079               --
                                                       2006      1.002          1.048               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.053          1.079               --
                                                       2006      1.002          1.053               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.058          1.079               --
                                                       2006      1.002          1.058               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.427          1.460          193,744
                                                       2006      1.337          1.427          194,087

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70) *...........................................  2007      1.050          1.096          131,659
                                                       2006      0.996          1.050          146,163

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.067          1.144               --
                                                       2006      0.998          1.067               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.109          1.130               --
                                                       2006      1.121          1.109          376,084
                                                       2005      1.118          1.121          402,925
                                                       2004      1.045          1.118          210,200
                                                       2003      1.000          1.045               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2007      1.081          1.154          916,239
                                                       2006      1.060          1.081          931,973
                                                       2005      1.053          1.060          344,396
                                                       2004      1.022          1.053          136,536
                                                       2003      1.000          1.022            6,058

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2007      2.176          2.354               --
                                                       2006      1.735          2.176               --
                                                       2005      1.574          1.735               --
                                                       2004      1.379          1.574               --
                                                       2003      1.000          1.379               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (3/03).............................................  2007      2.321          2.477               --
                                                       2006      2.015          2.321               --
                                                       2005      1.916          2.015               --
                                                       2004      1.546          1.916               --
                                                       2003      1.000          1.546               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (3/03).............................................  2006      1.408          1.499               --
                                                       2005      1.319          1.408               --
                                                       2004      1.261          1.319               --
                                                       2003      1.000          1.261               --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.464          1.537               --
                                                       2005      1.426          1.464           97,576
                                                       2004      1.322          1.426           44,350
                                                       2003      1.000          1.322               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (3/03)..............  2006      1.369          1.410               --
                                                       2005      1.283          1.369            7,856
                                                       2004      1.226          1.283               --
                                                       2003      1.000          1.226               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (9/05)..................................  2006      1.027          1.091               --
                                                       2005      1.000          1.027               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (12/05).................................  2006      1.009          1.012               --
                                                       2005      1.006          1.009               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.038          1.075               --
                                                       2005      0.994          1.038               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (6/05).......................  2006      1.051          1.096               --
                                                       2005      1.000          1.051               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.024          1.044               --
                                                       2005      1.000          1.024               --

  Travelers Managed Income Subaccount (3/03).........  2006      1.050          1.039               --
                                                       2005      1.054          1.050          242,801
                                                       2004      1.044          1.054          116,855
                                                       2003      1.000          1.044            1,994

  Travelers Mercury Large Cap Core Subaccount
  (3/03).............................................  2006      1.523          1.616               --
                                                       2005      1.383          1.523            5,703
                                                       2004      1.215          1.383            4,058
                                                       2003      1.000          1.215            5,450

  Travelers MFS(R) Mid Cap Growth Subaccount (3/03)..  2006      1.498          1.584               --
                                                       2005      1.479          1.498           28,625
                                                       2004      1.320          1.479               --
                                                       2003      1.000          1.320               --

  Travelers MFS(R) Total Return Subaccount (3/03)....  2006      1.296          1.337               --
                                                       2005      1.281          1.296          240,148
                                                       2004      1.170          1.281           95,126
                                                       2003      1.000          1.170               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.170          1.264               --
                                                       2005      1.119          1.170           20,909
                                                       2004      1.000          1.119               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (3/03).............................................  2006      1.622          1.862               --
                                                       2005      1.508          1.622          110,871
                                                       2004      1.326          1.508           53,602
                                                       2003      1.000          1.326               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.379          1.462               --
                                                       2005      1.325          1.379          175,808
                                                       2004      1.214          1.325           56,561
                                                       2003      1.000          1.214               --

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.002          1.054               --
                                                       2005      1.000          1.002               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.113          1.123               --
                                                       2005      1.093          1.113           91,666
                                                       2004      1.000          1.093           13,243

  Travelers Strategic Equity Subaccount (3/03).......  2006      1.380          1.439               --
                                                       2005      1.377          1.380            5,234
                                                       2004      1.272          1.377               --
                                                       2003      1.000          1.272               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.072          1.234               --
                                                       2005      1.000          1.072               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.981          1.124               --
                                                       2005      1.000          0.981           11,080

  Travelers Van Kampen Enterprise Subaccount (3/03)..  2006      1.328          1.378               --
                                                       2005      1.254          1.328           67,707
                                                       2004      1.229          1.254            1,000
                                                       2003      1.000          1.229            1,000

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (3/03)..........................................  2007      1.368          1.572            5,883
                                                       2006      1.354          1.368            5,883
                                                       2005      1.278          1.354            5,883
                                                       2004      1.215          1.278            7,883
                                                       2003      1.000          1.215            2,000

                VINTAGE ACCESS -- SEPARATE ACCOUNT CHARGES 2.70%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (3/03)...................................  2006      1.004          1.046               --
                                                       2005      1.000          1.004               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (3/03)...................................  2006      1.151          1.113               --
                                                       2005      1.000          1.151               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (3/03).............................................  2007      1.304          1.457               --
                                                       2006      1.112          1.304               --
                                                       2005      1.000          1.112               --

  American Funds Growth Subaccount (Class 2) (3/03)..  2007      1.222          1.336           94,596
                                                       2006      1.139          1.222           94,596
                                                       2005      1.000          1.139           94,596

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2007      1.161          1.187               --
                                                       2006      1.035          1.161               --
                                                       2005      1.000          1.035               --

Capital Appreciation Fund
  Capital Appreciation Fund (3/03)...................  2006      1.161          1.145               --
                                                       2005      1.000          1.161               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/03).............................................  2006      1.080          1.394               --
                                                       2005      1.000          1.080               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.072          1.162               --
                                                       2005      1.000          1.072               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.099          1.220               --
                                                       2005      1.000          1.099               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (3/03).............................................  2007      1.225          1.401               --
                                                       2006      1.128          1.225               --
                                                       2005      1.000          1.128               --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2007      1.240          1.392           42,187
                                                       2006      1.134          1.240           42,187
                                                       2005      1.000          1.134           42,187

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.180          1.192               --
                                                       2006      1.025          1.180               --
                                                       2005      1.000          1.025               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (3/03)........................  2007      1.108          1.199               --
                                                       2006      1.047          1.108               --
                                                       2005      1.000          1.047               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (3/03)..........................................  2006      1.075          1.239               --
                                                       2005      1.000          1.075               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.500          1.880           18,009
                                                       2006      1.203          1.500           18,009
                                                       2005      1.000          1.203           18,009

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (3/03)...................................  2007      1.262          1.418           92,200
                                                       2006      1.067          1.262           92,200
                                                       2005      1.000          1.067           92,200

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (3/03)...................................  2006      1.058          1.254               --
                                                       2005      1.000          1.058               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2007      1.212          1.436               --
                                                       2006      1.099          1.212               --
                                                       2005      1.000          1.099               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.025          1.139               --
                                                       2005      1.000          1.025               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (3/03).............................................  2007      1.085          1.151               --
                                                       2006      1.038          1.085               --
                                                       2005      1.000          1.038               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (3/03).............................................  2007      1.168          1.154               --
                                                       2006      1.103          1.168               --
                                                       2005      1.000          1.103               --

  LMPVET Appreciation Subaccount (Class I) (3/03)....  2007      1.128          1.190               --
                                                       2006      1.009          1.128               --
                                                       2005      1.000          1.009               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.135          1.131               --

  LMPVET Capital and Income Subaccount (Class II)
  (3/03).............................................  2007      1.102          1.130               --
                                                       2006      1.024          1.102               --
                                                       2005      1.000          1.024               --

  LMPVET Capital Subaccount (3/03)...................  2007      1.149          1.138               --
                                                       2006      1.039          1.149               --
                                                       2005      1.000          1.039               --

  LMPVET Dividend Strategy Subaccount (3/03).........  2007      1.119          1.159               --
                                                       2006      0.975          1.119               --
                                                       2005      1.000          0.975               --

  LMPVET Equity Index Subaccount (Class II) (3/03)...  2007      1.145          1.169               --
                                                       2006      1.022          1.145               --
                                                       2005      1.000          1.022               --

  LMPVET Fundamental Value Subaccount (Class I)
  (3/03).............................................  2007      1.176          1.159           25,432
                                                       2006      1.035          1.176           25,432
                                                       2005      1.000          1.035           25,432

  LMPVET Global Equity Subaccount (3/03).............  2007      1.176          1.201               --
                                                       2006      1.049          1.176               --
                                                       2005      1.000          1.049               --

  LMPVET Investors Subaccount (Class I) (3/03).......  2007      1.199          1.212           33,806
                                                       2006      1.041          1.199           33,806
                                                       2005      1.000          1.041           33,806

  LMPVET Large Cap Growth Subaccount (Class I)
  (3/03).............................................  2007      1.069          1.096           38,455
                                                       2006      1.050          1.069           38,455
                                                       2005      1.000          1.050           38,455

  LMPVET Mid Cap Core Subaccount (Class I) (3/03)....  2007      1.190          1.241               --
                                                       2006      1.065          1.190               --
                                                       2005      1.000          1.065               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (3/03)............................  2007      1.108          1.118               --
                                                       2006      1.013          1.108               --
                                                       2005      1.000          1.013               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/03).............................................  2007      1.175          1.258               --
                                                       2006      1.070          1.175               --
                                                       2005      1.000          1.070               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.010          0.996               --
                                                       2006      0.997          1.010               --
                                                       2005      1.000          0.997               --

  LMPVIT Diversified Srategic Income Subaccount
  (3/03).............................................  2007      1.017          1.009               --
                                                       2006      0.991          1.017               --
                                                       2005      1.000          0.991               --

  LMPVIT High Income Subaccount (3/03)...............  2007      1.073          1.047               --
                                                       2006      0.993          1.073               --
                                                       2005      1.000          0.993               --

  LMPVIT Money Market Subaccount (3/03)..............  2007      1.020          1.042               --
                                                       2006      1.002          1.020               --
                                                       2005      1.000          1.002               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (3/03)...................................  2007      1.176          1.251               --
                                                       2006      1.071          1.176               --
                                                       2005      1.000          1.071               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2007      1.183          1.237               --
                                                       2006      1.029          1.183               --
                                                       2005      1.000          1.029               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.164          1.205               --
                                                       2006      1.020          1.164           40,260
                                                       2005      1.000          1.020           40,260

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.168          1.282               --
                                                       2006      1.069          1.168               --
                                                       2005      1.000          1.069               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.206          1.260               --
                                                       2006      1.148          1.206           37,866

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.250          1.250           37,866

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.181          1.138           15,825
                                                       2006      1.116          1.181           15,825

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.331          1.284           25,692
                                                       2006      1.217          1.331           25,692

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.165          1.479               --
                                                       2006      1.145          1.165               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.189          1.046               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2007      1.068          1.078           43,845
                                                       2006      1.001          1.068               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2007      1.064          1.042               --
                                                       2006      0.970          1.064               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.119          1.218               --
                                                       2006      1.141          1.119               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.206          1.308           14,740
                                                       2006      1.224          1.206           14,740

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.456          1.518               --

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.217          1.275               --
                                                       2006      1.110          1.217               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.211          1.004               --
                                                       2006      1.003          1.211               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      0.986          1.036               --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.173          1.199               --
                                                       2006      1.099          1.173               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.093          1.203               --
                                                       2006      1.046          1.093               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.037          1.076               --
                                                       2006      1.008          1.037               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2007      1.021          0.964               --
                                                       2006      1.003          1.021               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.064          1.246               --
                                                       2006      1.098          1.064               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2007      1.001          1.033               --
                                                       2006      1.000          1.001               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.126          1.094               --
                                                       2006      1.000          1.126               --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.106          1.118               --
                                                       2006      1.099          1.106               --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.092          1.106               --
                                                       2006      1.072          1.092               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.052          1.058               --
                                                       2006      1.002          1.052               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.035          1.063               --
                                                       2006      1.001          1.035               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.042          1.062               --
                                                       2006      1.002          1.042               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.047          1.063          315,261
                                                       2006      1.002          1.047          315,261

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.052          1.063               --
                                                       2006      1.002          1.052               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.096          1.111               --
                                                       2006      1.033          1.096               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70) *...........................................  2007      1.043          1.079               --
                                                       2006      0.996          1.043               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.061          1.127               --
                                                       2006      0.998          1.061               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      0.966          0.982               --
                                                       2006      0.986          0.966               --
                                                       2005      1.000          0.986               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2007      1.005          1.064           24,590
                                                       2006      0.994          1.005           24,590
                                                       2005      1.000          0.994           24,590

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2007      1.357          1.464               --
                                                       2006      1.091          1.357               --
                                                       2005      1.000          1.091               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (3/03).............................................  2007      1.198          1.275               --
                                                       2006      1.049          1.198               --
                                                       2005      1.000          1.049               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (3/03).............................................  2006      1.075          1.141               --
                                                       2005      1.000          1.075               --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.024          1.072               --
                                                       2005      1.000          1.024               --

  Travelers Large Cap Subaccount (3/03)..............  2006      1.070          1.099               --
                                                       2005      1.000          1.070               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (9/05)..................................  2006      1.024          1.085               --
                                                       2005      1.000          1.024               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (12/05).................................  2006      1.005          1.005               --
                                                       2005      1.003          1.005               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.033          1.066               --
                                                       2005      0.993          1.033          296,135

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (6/05).......................  2006      1.046          1.087               --
                                                       2005      1.000          1.046               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.020          1.036               --
                                                       2005      1.000          1.020               --

  Travelers Managed Income Subaccount (3/03).........  2006      0.984          0.971               --
                                                       2005      1.000          0.984               --

  Travelers Mercury Large Cap Core Subaccount
  (3/03).............................................  2006      1.085          1.148               --
                                                       2005      1.000          1.085           37,866

  Travelers MFS(R) Mid Cap Growth Subaccount (3/03)..  2006      1.041          1.098               --
                                                       2005      1.000          1.041               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (3/03)....  2006      1.004          1.033               --
                                                       2005      1.000          1.004               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.031          1.110               --
                                                       2005      1.000          1.031               --

  Travelers Mondrian International Stock Subaccount
  (3/03).............................................  2006      1.063          1.217               --
                                                       2005      1.000          1.063           25,692

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.039          1.099               --
                                                       2005      1.000          1.039               --

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      0.998          1.046               --
                                                       2005      1.000          0.998               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.002          1.008               --
                                                       2005      1.000          1.002               --

  Travelers Strategic Equity Subaccount (3/03).......  2006      1.039          1.080               --
                                                       2005      1.000          1.039               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.067          1.224               --
                                                       2005      1.000          1.067           14,740

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.977          1.116               --
                                                       2005      1.000          0.977           15,825

  Travelers Van Kampen Enterprise Subaccount (3/03)..  2006      1.066          1.103               --
                                                       2005      1.000          1.066               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (3/03)..........................................  2007      1.071          1.219               --
                                                       2006      1.069          1.071               --
                                                       2005      1.000          1.069               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

FOR METLIFE LIFE AND ANNUITY COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT
                                      2002
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                VINTAGE ACCESS -- SEPARATE ACCOUNT CHARGES 1.80%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.474          1.539                --
                                                       2005      1.435          1.474            46,477
                                                       2004      1.313          1.435            64,752
                                                       2003      1.000          1.313                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.435          1.400                --
                                                       2005      1.272          1.435            10,418
                                                       2004      1.195          1.272            10,418
                                                       2003      1.000          1.195                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2007      2.028          2.288           302,494
                                                       2006      1.715          2.028           403,304
                                                       2005      1.530          1.715           447,397
                                                       2004      1.373          1.530           472,583
                                                       2003      1.000          1.373           299,589

  American Funds Growth Subaccount (Class 2) (3/03)..  2007      1.844          2.034           455,099
                                                       2006      1.703          1.844           586,583
                                                       2005      1.492          1.703           634,620
                                                       2004      1.350          1.492           617,857
                                                       2003      1.000          1.350           504,328

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2007      1.685          1.738           525,460
                                                       2006      1.489          1.685           732,002
                                                       2005      1.432          1.489           786,780
                                                       2004      1.321          1.432           772,045
                                                       2003      1.000          1.321           625,264

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.689          1.670                --
                                                       2005      1.455          1.689                --
                                                       2004      1.239          1.455                --
                                                       2003      1.089          1.239                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.767          2.302                --
                                                       2005      1.679          1.767                --
                                                       2004      1.301          1.679                --
                                                       2003      1.088          1.301                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.304          1.417                --
                                                       2005      1.205          1.304                --
                                                       2004      1.074          1.205                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.301          1.449                --
                                                       2005      1.203          1.301             7,445
                                                       2004      1.067          1.203             7,445
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (3/03).............................................  2007      1.837          2.120            26,207
                                                       2006      1.676          1.837            26,209
                                                       2005      1.460          1.676            40,544
                                                       2004      1.289          1.460            50,909
                                                       2003      1.000          1.289            27,047

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2007      2.260          2.560            30,384
                                                       2006      2.047          2.260            60,734
                                                       2005      1.766          2.047            86,255
                                                       2004      1.442          1.766            66,196
                                                       2003      1.000          1.442            30,351

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2007      1.198          1.221            11,501
                                                       2006      1.031          1.198            11,510
                                                       2005      1.043          1.031            11,521

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2007      1.681          1.837            92,245
                                                       2006      1.575          1.681            96,770
                                                       2005      1.530          1.575           121,401
                                                       2004      1.398          1.530           108,563
                                                       2003      1.000          1.398            76,045

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.518          1.765                --
                                                       2005      1.398          1.518            34,836
                                                       2004      1.264          1.398            33,858
                                                       2003      1.000          1.264                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.785          3.523            93,659
                                                       2006      2.214          2.785           112,651
                                                       2005      1.769          2.214           127,498
                                                       2004      1.444          1.769           127,618
                                                       2003      1.000          1.444            90,090

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2007      2.115          2.398           129,986
                                                       2006      1.773          2.115           158,784
                                                       2005      1.638          1.773           204,747
                                                       2004      1.407          1.638           217,612
                                                       2003      1.000          1.407           121,178

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.684          2.015                --
                                                       2005      1.575          1.684            30,498
                                                       2004      1.382          1.575            55,235
                                                       2003      1.115          1.382                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2007      1.910          2.283            62,111
                                                       2006      1.716          1.910            64,024
                                                       2005      1.559          1.716            65,959
                                                       2004      1.318          1.559            67,939
                                                       2003      1.000          1.318            70,642

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.536          1.720                --
                                                       2005      1.503          1.536            13,845
                                                       2004      1.332          1.503            14,330
                                                       2003      1.000          1.332                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2007      1.465          1.558                --
                                                       2006      1.390          1.465                --
                                                       2005      1.331          1.390                --
                                                       2004      1.317          1.331                --
                                                       2003      1.000          1.317                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/03).............................................  2007      1.648          1.642           319,286
                                                       2006      1.542          1.648           321,120
                                                       2005      1.406          1.542           376,756
                                                       2004      1.302          1.406           371,365
                                                       2003      1.000          1.302           337,891

  LMPVET Appreciation Subaccount (Class I) (4/03)....  2007      1.511          1.609           165,038
                                                       2006      1.340          1.511           171,911
                                                       2005      1.308          1.340           210,823
                                                       2004      1.224          1.308           184,877
                                                       2003      1.000          1.224            71,023

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.540          1.537           197,493

  LMPVET Capital and Income Subaccount (Class II)
  (4/03).............................................  2007      1.365          1.413           496,397
                                                       2006      1.258          1.365           496,425
                                                       2005      1.229          1.258           643,073
                                                       2004      1.191          1.229           641,413
                                                       2003      1.000          1.191           170,815

  LMPVET Capital Subaccount (3/03)...................  2007      1.554          1.555           367,019
                                                       2006      1.393          1.554           378,426
                                                       2005      1.347          1.393           451,523
                                                       2004      1.286          1.347           513,197
                                                       2003      1.000          1.286           774,888

  LMPVET Dividend Strategy Subaccount (5/03).........  2007      1.402          1.466            26,461
                                                       2006      1.210          1.402            68,282
                                                       2005      1.235          1.210            71,641
                                                       2004      1.216          1.235             7,507
                                                       2003      1.000          1.216             7,907

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.585          1.633            53,994
                                                       2006      1.401          1.585            55,780
                                                       2005      1.369          1.401            87,641
                                                       2004      1.264          1.369            89,785
                                                       2003      1.000          1.264            40,091

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (3/03).............................................  2007      1.769          1.759           177,247
                                                       2006      1.542          1.769           169,024
                                                       2005      1.498          1.542           175,780
                                                       2004      1.410          1.498           198,293
                                                       2003      1.000          1.410           196,716

  LMPVET Global Equity Subaccount (3/03).............  2007      1.679          1.730            14,278
                                                       2006      1.484          1.679            14,293
                                                       2005      1.418          1.484            52,198
                                                       2004      1.310          1.418           147,882
                                                       2003      1.000          1.310            85,272

  LMPVET Investors Subaccount (Class I) (3/03).......  2007      1.750          1.786             5,926
                                                       2006      1.507          1.750             6,304
                                                       2005      1.440          1.507             6,688
                                                       2004      1.328          1.440             7,083
                                                       2003      1.000          1.328            16,418

  LMPVET Large Cap Growth Subaccount (Class I)
  (5/03).............................................  2007      1.449          1.498            46,542
                                                       2006      1.410          1.449            46,547
                                                       2005      1.364          1.410            97,486
                                                       2004      1.384          1.364            97,491
                                                       2003      1.000          1.384            96,688

  LMPVET Mid Cap Core Subaccount (Class I) (3/03)....  2007      1.690          1.778                --
                                                       2006      1.499          1.690                --
                                                       2005      1.409          1.499                --
                                                       2004      1.299          1.409            12,127
                                                       2003      1.000          1.299                --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2007      1.492          1.517                --
                                                       2006      1.353          1.492           197,493
                                                       2005      1.330          1.353           244,504
                                                       2004      1.269          1.330           247,232
                                                       2003      1.000          1.269            28,462

  LMPVET Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2007      1.977          2.136             3,621
                                                       2006      1.785          1.977                --
                                                       2005      1.732          1.785                --
                                                       2004      1.532          1.732                --
                                                       2003      1.000          1.532                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.020          1.015            72,082
                                                       2006      0.997          1.020            72,082
                                                       2005      0.992          0.997           127,989
                                                       2004      0.998          0.992           135,129
                                                       2003      1.000          0.998                --

  LMPVIT Diversified Srategic Income Subaccount
  (4/03).............................................  2007      1.178          1.179           175,508
                                                       2006      1.138          1.178           181,475
                                                       2005      1.129          1.138           216,920
                                                       2004      1.077          1.129           330,579
                                                       2003      1.000          1.077           664,067

  LMPVIT High Income Subaccount (3/03)...............  2007      1.413          1.392           483,998
                                                       2006      1.296          1.413           567,582
                                                       2005      1.286          1.296           616,619
                                                       2004      1.186          1.286           723,470
                                                       2003      1.000          1.186         1,457,539

  LMPVIT Money Market Subaccount (3/03)..............  2007      1.019          1.050           517,903
                                                       2006      0.991          1.019           625,584
                                                       2005      0.982          0.991           694,902
                                                       2004      0.991          0.982           832,915
                                                       2003      1.000          0.991           295,928

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (8/03)...................................  2007      1.866          1.991                --
                                                       2006      1.683          1.866             3,841
                                                       2005      1.634          1.683             3,841
                                                       2004      1.439          1.634             3,841
                                                       2003      1.000          1.439             3,841

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2007      1.774          1.860                --
                                                       2006      1.529          1.774             9,776
                                                       2005      1.496          1.529             9,776
                                                       2004      1.406          1.496             9,776
                                                       2003      1.000          1.406             9,776

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.604          1.666                --
                                                       2006      1.393          1.604            93,455
                                                       2005      1.373          1.393            98,781
                                                       2004      1.241          1.373            34,126
                                                       2003      1.000          1.241             4,911

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.793          1.975                --
                                                       2006      1.627          1.793           196,023
                                                       2005      1.531          1.627           218,787
                                                       2004      1.256          1.531           240,790
                                                       2003      1.000          1.256           166,385

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.709          1.790                --
                                                       2006      1.616          1.709                --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.775          1.786                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.196          1.164                --
                                                       2006      1.088          1.196                --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      2.049          1.995            32,876
                                                       2006      1.862          2.049            33,092

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.710          2.190                --
                                                       2006      1.670          1.710                --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.209          1.069                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2007      1.074          1.094           158,292
                                                       2006      1.001          1.074            74,271

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2007      1.071          1.058           246,491
                                                       2006      0.971          1.071                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.479          1.625                --
                                                       2006      1.499          1.479            32,017

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.223          1.338                --
                                                       2006      1.234          1.223                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.342          2.456            20,454

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.395          1.474                --
                                                       2006      1.264          1.395                --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.218          1.020                --
                                                       2006      1.003          1.218                --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.135          1.200           304,649

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.570          1.619                --
                                                       2006      1.462          1.570                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.108          1.222                --
                                                       2006      1.118          1.108                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.162          1.217                --
                                                       2006      1.123          1.162                --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2007      1.027          0.979            96,174
                                                       2006      1.003          1.027            16,130

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.544          1.826            24,541
                                                       2006      1.584          1.544            26,759

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2007      1.077          1.122            27,891
                                                       2006      1.000          1.077            27,903

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.414          1.388                --
                                                       2006      1.000          1.414            32,411

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.428          1.457            14,974
                                                       2006      1.410          1.428            15,377

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.575          1.609            24,645
                                                       2006      1.537          1.575            24,654

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.059          1.074                --
                                                       2006      1.002          1.059                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.041          1.080                --
                                                       2006      1.001          1.041                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.048          1.079                --
                                                       2006      1.002          1.048                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.053          1.079           301,888
                                                       2006      1.002          1.053           174,774

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.058          1.079                --
                                                       2006      1.002          1.058                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.427          1.460           576,178
                                                       2006      1.337          1.427           608,312

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70) *...........................................  2007      1.050          1.096            13,078
                                                       2006      0.996          1.050            13,078

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.067          1.144            49,321
                                                       2006      0.998          1.067                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.109          1.130                --
                                                       2006      1.121          1.109           219,305
                                                       2005      1.118          1.121           348,223
                                                       2004      1.045          1.118           801,442
                                                       2003      1.000          1.045           548,984

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2007      1.081          1.154           508,945
                                                       2006      1.060          1.081           304,202
                                                       2005      1.053          1.060           419,118
                                                       2004      1.022          1.053           529,869
                                                       2003      1.000          1.022           395,456

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2007      2.176          2.354                --
                                                       2006      1.735          2.176            20,831
                                                       2005      1.574          1.735            20,044
                                                       2004      1.379          1.574            54,517
                                                       2003      1.000          1.379            11,655

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2007      2.321          2.477                --
                                                       2006      2.015          2.321            36,557
                                                       2005      1.916          2.015            42,427
                                                       2004      1.546          1.916            28,652
                                                       2003      1.000          1.546            29,737

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.408          1.499                --
                                                       2005      1.319          1.408            32,017
                                                       2004      1.261          1.319            44,476
                                                       2003      1.000          1.261            32,017

  Travelers Equity Income Subaccount (3/03)..........  2006      1.464          1.537                --
                                                       2005      1.426          1.464            53,201
                                                       2004      1.322          1.426            48,484
                                                       2003      1.000          1.322            47,301

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (7/03)..............  2006      1.369          1.410                --
                                                       2005      1.283          1.369             8,644
                                                       2004      1.226          1.283             7,293
                                                       2003      1.000          1.226                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.027          1.091                --
                                                       2005      0.976          1.027                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.009          1.012                --
                                                       2005      1.000          1.009                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.038          1.075                --
                                                       2005      1.000          1.038           193,376

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.051          1.096                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.024          1.044                --
                                                       2005      1.013          1.024                --

  Travelers Managed Income Subaccount (3/03).........  2006      1.050          1.039                --
                                                       2005      1.054          1.050            93,368
                                                       2004      1.044          1.054           198,224
                                                       2003      1.000          1.044           148,736

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.523          1.616                --
                                                       2005      1.383          1.523                --
                                                       2004      1.215          1.383                --
                                                       2003      1.000          1.215                --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.498          1.584                --
                                                       2005      1.479          1.498            27,402
                                                       2004      1.320          1.479                --
                                                       2003      1.163          1.320                --

  Travelers MFS(R) Total Return Subaccount (3/03)....  2006      1.296          1.337                --
                                                       2005      1.281          1.296           763,485
                                                       2004      1.170          1.281           652,341
                                                       2003      1.000          1.170           586,917

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.170          1.264                --
                                                       2005      1.119          1.170                --
                                                       2004      0.996          1.119                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.622          1.862                --
                                                       2005      1.508          1.622            40,983
                                                       2004      1.326          1.508            24,926
                                                       2003      1.000          1.326                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.379          1.462                --
                                                       2005      1.325          1.379                --
                                                       2004      1.214          1.325             4,848
                                                       2003      1.000          1.214                --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      1.002          1.054                --
                                                       2005      1.000          1.002                --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.113          1.123                --
                                                       2005      1.093          1.113         4,979,752
                                                       2004      1.016          1.093                --

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.380          1.439                --
                                                       2005      1.377          1.380             7,004
                                                       2004      1.272          1.377            32,100
                                                       2003      1.000          1.272            32,496

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.072          1.234                --
                                                       2005      1.000          1.072                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.981          1.124                --
                                                       2005      1.000          0.981                --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.328          1.378                --
                                                       2005      1.254          1.328            32,411
                                                       2004      1.229          1.254            32,411
                                                       2003      1.000          1.229            32,411

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2007      1.368          1.572            20,802
                                                       2006      1.354          1.368            63,209
                                                       2005      1.278          1.354            63,911
                                                       2004      1.215          1.278            64,629
                                                       2003      1.000          1.215            65,600

                VINTAGE ACCESS -- SEPARATE ACCOUNT CHARGES 2.70%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.004          1.046             --
                                                       2005      1.000          1.004             --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.151          1.113             --
                                                       2005      1.000          1.151             --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2007      1.304          1.457             --
                                                       2006      1.112          1.304             --
                                                       2005      1.000          1.112             --

  American Funds Growth Subaccount (Class 2) (3/03)..  2007      1.222          1.336             --
                                                       2006      1.139          1.222             --
                                                       2005      1.000          1.139             --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2007      1.161          1.187             --
                                                       2006      1.035          1.161             --
                                                       2005      1.000          1.035             --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.161          1.145             --
                                                       2005      1.000          1.161             --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.080          1.394             --
                                                       2005      1.000          1.080             --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.072          1.162             --
                                                       2005      1.000          1.072             --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.099          1.220             --
                                                       2005      1.000          1.099             --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (3/03).............................................  2007      1.225          1.401             --
                                                       2006      1.128          1.225             --
                                                       2005      1.000          1.128             --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2007      1.240          1.392             --
                                                       2006      1.134          1.240             --
                                                       2005      1.000          1.134             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2007      1.180          1.192             --
                                                       2006      1.025          1.180             --
                                                       2005      1.042          1.025             --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2007      1.108          1.199             --
                                                       2006      1.047          1.108             --
                                                       2005      1.000          1.047             --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.075          1.239             --
                                                       2005      1.000          1.075             --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.500          1.880             --
                                                       2006      1.203          1.500             --
                                                       2005      1.000          1.203             --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2007      1.262          1.418             --
                                                       2006      1.067          1.262             --
                                                       2005      1.000          1.067             --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.058          1.254             --
                                                       2005      1.000          1.058             --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2007      1.212          1.436             --
                                                       2006      1.099          1.212             --
                                                       2005      1.000          1.099             --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.025          1.139             --
                                                       2005      1.000          1.025             --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2007      1.085          1.151             --
                                                       2006      1.038          1.085             --
                                                       2005      1.000          1.038             --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/03).............................................  2007      1.168          1.154             --
                                                       2006      1.103          1.168             --
                                                       2005      1.000          1.103             --

  LMPVET Appreciation Subaccount (Class I) (4/03)....  2007      1.128          1.190             --
                                                       2006      1.009          1.128             --
                                                       2005      1.000          1.009             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.135          1.131             --

  LMPVET Capital and Income Subaccount (Class II)
  (4/03).............................................  2007      1.102          1.130             --
                                                       2006      1.024          1.102             --
                                                       2005      1.000          1.024             --

  LMPVET Capital Subaccount (3/03)...................  2007      1.149          1.138             --
                                                       2006      1.039          1.149             --
                                                       2005      1.000          1.039             --

  LMPVET Dividend Strategy Subaccount (5/03).........  2007      1.119          1.159             --
                                                       2006      0.975          1.119             --
                                                       2005      1.000          0.975             --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.145          1.169             --
                                                       2006      1.022          1.145             --
                                                       2005      1.000          1.022             --

  LMPVET Fundamental Value Subaccount (Class I)
  (3/03).............................................  2007      1.176          1.159             --
                                                       2006      1.035          1.176             --
                                                       2005      1.000          1.035             --

  LMPVET Global Equity Subaccount (3/03).............  2007      1.176          1.201             --
                                                       2006      1.049          1.176             --
                                                       2005      1.000          1.049             --

  LMPVET Investors Subaccount (Class I) (3/03).......  2007      1.199          1.212             --
                                                       2006      1.041          1.199             --
                                                       2005      1.000          1.041             --

  LMPVET Large Cap Growth Subaccount (Class I)
  (5/03).............................................  2007      1.069          1.096             --
                                                       2006      1.050          1.069             --
                                                       2005      1.000          1.050             --

  LMPVET Mid Cap Core Subaccount (Class I) (3/03)....  2007      1.190          1.241             --
                                                       2006      1.065          1.190             --
                                                       2005      1.000          1.065             --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2007      1.108          1.118             --
                                                       2006      1.013          1.108             --
                                                       2005      1.000          1.013             --

  LMPVET Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2007      1.175          1.258             --
                                                       2006      1.070          1.175             --
                                                       2005      1.000          1.070             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.010          0.996             --
                                                       2006      0.997          1.010             --
                                                       2005      1.000          0.997             --

  LMPVIT Diversified Srategic Income Subaccount
  (4/03).............................................  2007      1.017          1.009             --
                                                       2006      0.991          1.017             --
                                                       2005      1.000          0.991             --

  LMPVIT High Income Subaccount (3/03)...............  2007      1.073          1.047             --
                                                       2006      0.993          1.073             --
                                                       2005      1.000          0.993             --

  LMPVIT Money Market Subaccount (3/03)..............  2007      1.020          1.042             --
                                                       2006      1.002          1.020             --
                                                       2005      1.000          1.002             --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (8/03)...................................  2007      1.176          1.251             --
                                                       2006      1.071          1.176             --
                                                       2005      1.000          1.071             --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2007      1.183          1.237             --
                                                       2006      1.029          1.183             --
                                                       2005      1.000          1.029             --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.164          1.205             --
                                                       2006      1.020          1.164             --
                                                       2005      1.000          1.020             --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.168          1.282             --
                                                       2006      1.069          1.168             --
                                                       2005      1.000          1.069             --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.206          1.260             --
                                                       2006      1.148          1.206             --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.250          1.250             --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.181          1.138             --
                                                       2006      1.076          1.181             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.331          1.284             --
                                                       2006      1.217          1.331             --

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.165          1.479             --
                                                       2006      1.145          1.165             --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.189          1.046             --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2007      1.068          1.078             --
                                                       2006      1.001          1.068             --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2007      1.064          1.042             --
                                                       2006      0.970          1.064             --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.119          1.218             --
                                                       2006      1.141          1.119             --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.206          1.308             --
                                                       2006      1.224          1.206             --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.456          1.518             --

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.217          1.275             --
                                                       2006      1.110          1.217             --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.211          1.004             --
                                                       2006      1.003          1.211             --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      0.986          1.036             --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.173          1.199             --
                                                       2006      1.099          1.173             --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.093          1.203             --
                                                       2006      1.104          1.093             --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.037          1.076             --
                                                       2006      1.008          1.037             --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2007      1.021          0.964             --
                                                       2006      1.003          1.021             --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.064          1.246             --
                                                       2006      1.098          1.064             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2007      1.001          1.033             --
                                                       2006      1.000          1.001             --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.126          1.094             --
                                                       2006      1.000          1.126             --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.106          1.118             --
                                                       2006      1.099          1.106             --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.092          1.106             --
                                                       2006      1.072          1.092             --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.052          1.058             --
                                                       2006      1.002          1.052             --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.035          1.063             --
                                                       2006      1.001          1.035             --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.042          1.062             --
                                                       2006      1.002          1.042             --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.047          1.063             --
                                                       2006      1.002          1.047             --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.052          1.063             --
                                                       2006      1.002          1.052             --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.096          1.111             --
                                                       2006      1.033          1.096             --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70) *...........................................  2007      1.043          1.079             --
                                                       2006      0.996          1.043             --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.061          1.127             --
                                                       2006      0.998          1.061             --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      0.966          0.982             --
                                                       2006      0.986          0.966             --
                                                       2005      1.000          0.986             --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2007      1.005          1.064             --
                                                       2006      0.994          1.005             --
                                                       2005      1.000          0.994             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2007      1.357          1.464             --
                                                       2006      1.091          1.357             --
                                                       2005      1.000          1.091             --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2007      1.198          1.275             --
                                                       2006      1.049          1.198             --
                                                       2005      1.000          1.049             --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.075          1.141             --
                                                       2005      1.000          1.075             --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.024          1.072             --
                                                       2005      1.000          1.024             --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.070          1.099             --
                                                       2005      1.000          1.070             --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.024          1.085             --
                                                       2005      0.975          1.024             --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.005          1.005             --
                                                       2005      1.000          1.005             --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.033          1.066             --
                                                       2005      1.000          1.033             --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.046          1.087             --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.020          1.036             --
                                                       2005      1.012          1.020             --

  Travelers Managed Income Subaccount (3/03).........  2006      0.984          0.971             --
                                                       2005      1.000          0.984             --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.085          1.148             --
                                                       2005      1.000          1.085             --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.041          1.098             --
                                                       2005      1.000          1.041             --

  Travelers MFS(R) Total Return Subaccount (3/03)....  2006      1.004          1.033             --
                                                       2005      1.000          1.004             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.031          1.110             --
                                                       2005      1.000          1.031             --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.063          1.217             --
                                                       2005      1.000          1.063             --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.039          1.099             --
                                                       2005      1.000          1.039             --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      0.998          1.046             --
                                                       2005      1.000          0.998             --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.002          1.008             --
                                                       2005      1.000          1.002             --

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.039          1.080             --
                                                       2005      1.000          1.039             --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.067          1.224             --
                                                       2005      1.000          1.067             --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.977          1.116             --
                                                       2005      1.000          0.977             --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.066          1.103             --
                                                       2005      1.000          1.066             --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2007      1.071          1.219             --
                                                       2006      1.069          1.071             --
                                                       2005      1.000          1.069             --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Capital
     Discipline Portfolio -- All Cap Growth         Portfolio
     and Value
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Global Equity
     Discipline Portfolio -- Global All Cap         Portfolio
     Growth and Value
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
     Legg Mason Partners Variable Multiple     Legg Mason Partners Variable Appreciation
       Discipline Portfolio -- Large Cap            Portfolio -- Class II
       Growth and Value
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
VAN KAMPEN LIFE INVESTMENT TRUST               METROPOLITAN SERIES FUND, INC.
  Strategic Growth Portfolio -- Class I        Jennison Growth Portfolio -- Class A

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

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               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

          The Insurance Company

          Principal Underwriter

          Distribution and Principal Underwriting Agreement

          Valuation of Assets

          Federal Tax Considerations

          Independent Registered Public Accounting Firm

          Financial Statements

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-67-68-77-89.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-67-68-77-89

                       PORTFOLIO ARCHITECT ACCESS ANNUITY


                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT


                       SUPPLEMENT DATED NOVEMBER 24, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008



1.  COMBINATION OF SEPARATE ACCOUNTS



Effective November 24, 2008, the Company combined MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.


In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR PROSPECTUS TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.


After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same Variable Funding Option and illustrate unit values as a range.


If you have any questions, please contact us at 800-842-9368.

2.  FEE TABLES



Expenses shown in the fee tables do not include any premium taxes of up to 3.5% (see "Charges and Deductions--Premium Tax") or other taxes, which may apply.



3.  THE ANNUITY CONTRACT--THE VARIABLE FUNDING OPTIONS



Each Underlying Fund has different investment objectives and risks. THE UNDERLYING FUND PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH UNDERLYING FUND'S INVESTMENT STRATEGY, INVESTMENT ADVISERS AND ITS FEES. YOU MAY OBTAIN AN UNDERLYING FUND PROSPECTUS BY CALLING 800-842-9368 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE UNDERLYING FUNDS CAREFULLY. We do not guarantee the investment results of the Underlying Funds.



4.  OTHER INFORMATION--CONFORMITY WITH STATE AND FEDERAL LAWS



The Prospectus describes all material features and benefits of the Contract. The language in the Prospectus determines your rights under the federal securities laws.



5.  OTHER INFORMATION--THE INSURANCE COMPANY



Effective September 22, 2008, the Company is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910. Please note, however, that for the purpose of administering your Contract, the addresses indicated in the definition of "Home Office" in the Glossary remain the same.



        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                 PORTFOLIO ARCHITECT ACCESS ANNUITY PROSPECTUS:

 METLIFE INSURANCE COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE ACCOUNT 2002
    METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE
                                  ACCOUNT 2002
                                 APRIL 28, 2008

This prospectus describes PORTFOLIO ARCHITECT ACCESS ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available for contracts purchased on or after April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Lord Abbett Bond Debenture
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Lord Abbett Growth and Income
  American Funds Growth-Income Fund                   Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE                     Lord Abbett Mid Cap Value
  PRODUCTS -- SERVICE CLASS 2                         Portfolio -- Class B
  Contrafund(R) Portfolio                          Met/AIM Capital Appreciation
  Mid Cap Portfolio                                   Portfolio -- Class A
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Met/AIM Small Cap Growth Portfolio -- Class
  TRUST -- CLASS 2                                    A
  Templeton Foreign Securities Fund                MFS(R) Emerging Markets Equity
JANUS ASPEN SERIES -- SERVICE SHARES                  Portfolio -- Class B
  Global Technology Portfolio                      PIMCO Inflation Protected Bond
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class A
  Legg Mason Partners Variable Aggressive          Pioneer Fund Portfolio -- Class A
     Growth Portfolio -- Class I                   Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Appreciation           A
     Portfolio -- Class I                          Third Avenue Small Cap Value
  Legg Mason Partners Variable Equity Index           Portfolio -- Class B
     Portfolio -- Class II                       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Fundamental         BlackRock Aggressive Growth
     Value Portfolio -- Class I                       Portfolio -- Class D
  Legg Mason Partners Variable Investors           BlackRock Bond Income Portfolio -- Class A
     Portfolio -- Class I                          BlackRock Money Market Portfolio -- Class A
  Legg Mason Partners Variable Large Cap           Davis Venture Value Portfolio -- Class A
     Growth Portfolio -- Class I                   FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Small Cap           FI Value Leaders Portfolio -- Class D
     Growth Portfolio -- Class I                   MetLife Aggressive Allocation
  Legg Mason Partners Variable Social                 Portfolio -- Class B
     Awareness Portfolio                           MetLife Conservative Allocation
LEGG MASON PARTNERS VARIABLE INCOME TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Adjustable          MetLife Conservative to Moderate Allocation
     Rate Income Portfolio                            Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate Allocation
  BlackRock High Yield Portfolio -- Class A           Portfolio -- Class B
  BlackRock Large Cap Core Portfolio -- Class      MetLife Moderate to Aggressive Allocation
     E                                                Portfolio -- Class B
  Clarion Global Real Estate                       MFS(R) Total Return Portfolio -- Class F
     Portfolio -- Class A                          MFS(R) Value Portfolio -- Class A
  Dreman Small Cap Value Portfolio -- Class A      Oppenheimer Global Equity
  Harris Oakmark International                        Portfolio -- Class B
     Portfolio -- Class A                          T. Rowe Price Small Cap Growth
  Janus Forty Portfolio -- Class A                    Portfolio -- Class B
  Lazard Mid Cap Portfolio -- Class B              Western Asset Management U.S. Government
  Legg Mason Partners Managed Assets                  Portfolio -- Class A
     Portfolio -- Class A                        PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio
                                                 VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
                                                   Comstock Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

The Contract, certain Contract features and/or some of the funding options may not be available in all states.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 800-842-9368 or access the SEC's website (http://www.sec.gov). See Appendix D for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    13
THE ANNUITY CONTRACT....................................................    13
Contract Owner Inquiries................................................    14
Purchase Payments.......................................................    14
Accumulation Units......................................................    15
The Variable Funding Options............................................    15
CHARGES AND DEDUCTIONS..................................................    21
General.................................................................    21
Transfer Charge.........................................................    22
Administrative Charges..................................................    22
Mortality and Expense Risk Charge.......................................    23
Enhanced Stepped-Up Provision Charge....................................    23
Guaranteed Minimum Withdrawal Benefit Charge............................    23
Variable Funding Option Expenses........................................    23
Premium Tax.............................................................    23
Changes in Taxes Based upon Premium or Value............................    23
TRANSFERS...............................................................    23
Market Timing/Excessive Trading.........................................    24
Dollar Cost Averaging...................................................    26
ACCESS TO YOUR MONEY....................................................    26
Systematic Withdrawals..................................................    26
OWNERSHIP PROVISIONS....................................................    27
Types of Ownership......................................................    27
Contract Owner..........................................................    27
Beneficiary.............................................................    27
Annuitant...............................................................    28
DEATH BENEFIT...........................................................    28
Death Proceeds before the Maturity Date.................................    28
Enhanced Stepped-Up Provision ("E.S.P.")................................    30
Payment of Proceeds.....................................................    31
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    33
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    33
Death Proceeds after the Maturity Date..................................    34
LIVING BENEFITS.........................................................    34
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    34
THE ANNUITY PERIOD......................................................    39
Maturity Date...........................................................    39
Allocation of Annuity...................................................    39
Variable Annuity........................................................    40
Fixed Annuity...........................................................    40
PAYMENTS OPTIONS........................................................    40
Election of Options.....................................................    40
Annuity Options.........................................................    41
Variable Liquidity Benefit..............................................    41
MISCELLANEOUS CONTRACT PROVISIONS.......................................    41
Right to Return.........................................................    41
Termination.............................................................    42
Required Reports........................................................    42
Suspension of Payments..................................................    42
THE SEPARATE ACCOUNTS...................................................    42
Performance Information.................................................    43
FEDERAL TAX CONSIDERATIONS..............................................    43
General Taxation of Annuities...........................................    44
Types of Contracts: Qualified and Non-qualified.........................    45
Qualified Annuity Contracts.............................................    45
Taxation of Qualified Annuity Contracts.................................    45
Mandatory Distributions for Qualified Plans.............................    45
Individual Retirement Annuities.........................................    46
Roth IRAs...............................................................    46
TSAs (ERISA and Non-ERISA)..............................................    47
Non-qualified Annuity Contracts.........................................    48
Diversification Requirements for Variable Annuities.....................    50
Ownership of the Investments............................................    50
Taxation of Death Benefit Proceeds......................................    50
Other Tax Considerations................................................    50
Treatment of Charges for Optional Benefits..............................    50
Guaranteed Minimum Withdrawal Benefits..................................    50
Puerto Rico Tax Considerations..........................................    51
Non-Resident Aliens.....................................................    51
Tax Credits and Deductions..............................................    51
OTHER INFORMATION.......................................................    51
The Insurance Company...................................................    51
Financial Statements....................................................    52
Distribution of Variable Annuity Contracts..............................    52
Conformity with State and Federal Laws..................................    54
Voting Rights...........................................................    54
Restrictions on Financial Transactions..................................    54
Legal Proceedings.......................................................    54
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE INSURANCE
  COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002..................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE LIFE AND ANNUITY
  COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002..................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   D-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds, adjusted by applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, 408A or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND A portfolio of an open-end management investment company that is registered with the Securities and Exchange Commission in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                       PORTFOLIO ARCHITECT ACCESS ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors the MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and the MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. Prior to December 7, 2007, MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. Immediately following the merger, the Company stopped issuing Contracts under MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 and now only issues Contracts under MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002, except where the Contract was originally issued by MLACC, in which case, we are referring to MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002.

The Contract and/or certain optional benefits may not currently be available for sale in all states.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $15,000. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you. See "The Annuity Contract" section for more information.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each.

We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15%. We deduct the M&E charge at an annual rate of 1.55% for the Standard Death Benefit, and 1.75% for the Enhanced Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Income taxes and/or a penalty tax may apply to taxable amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the Prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

TRANSFER CHARGE.........................................   $10(1)
(assessed on transfers that exceed 12 per year)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(2)


---------
(1)   We do not currently assess the transfer charge.
(2) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.55% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                                                   STANDARD DEATH    ENHANCED DEATH
                                                                       BENEFIT           BENEFIT
                                                                   --------------    --------------
Mortality and Expense Risk Charge..............................       1.55%(3)          1.75%(3)
Administrative Expense Charge..................................       0.15%             0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL FEATURES
  SELECTED.....................................................       1.70%             1.90%
Optional E.S.P. Charge.........................................       0.20%             0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED.....................................................       1.90%             2.10%
Optional GMWB I Charge (maximum upon reset)....................       1.00%(4)          1.00%(4)
Optional GMWB II Charge (maximum upon reset)...................       1.00%(4)          1.00%(4)
Optional GMWB III Charge.......................................       0.25%             0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED.....................................................       2.70%             2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY
  SELECTED.....................................................       2.70%             2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III ONLY
  SELECTED.....................................................       1.95%             2.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB I
  SELECTED.....................................................       2.90%             3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB II
  SELECTED.....................................................       2.90%             3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB III
  SELECTED.....................................................       2.15%             2.35%


(3) We are waiving the following amounts of the Mortality and Expense Risk charge on these Subaccounts: 0.15% for the Subaccount investing in the Western Asset Management U.S. Government Portfolio, 0.11% for the Subaccount investing in the BlackRock High Yield Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the underlying fund expenses that are in excess of

      0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.84% for the Subaccount investing in the T.Rowe Price Small Cap Growth Portfolio, and an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Oppenheimer Global Equity Portfolio.
(4) The current charges for the available GMWB riders with a reset feature (see "Access to Your Money -- Guaranteed Minimum Withdrawal Benefit") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9368.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.40%      1.52%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  Contrafund(R) Portfolio........    0.56%       0.25%      0.09%           --          0.90%          --           0.90%
  Dynamic Capital Appreciation
     Portfolio+..................    0.56%       0.25%      0.23%           --          1.04%          --           1.04%
  Mid Cap Portfolio..............    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Global Life Sciences
     Portfolio+..................    0.64%       0.25%      0.45%           --          1.34%          --           1.34%
  Global Technology Portfolio....    0.64%       0.25%      0.18%         0.01%         1.08%          --           1.08%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I........    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++......    0.75%         --       0.15%           --          0.90%          --           0.90%(3)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I........    0.75%         --       0.35%           --          1.10%          --           1.10%(2)
  Legg Mason Partners Variable
     Social Awareness
     Portfolio++.................    0.67%         --       0.38%           --          1.05%          --           1.05%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)
MET INVESTORS SERIES TRUST
  BlackRock High Yield
     Portfolio -- Class A........    0.60%         --       0.13%           --          0.73%          --           0.73%
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class A++......    0.69%         --       0.07%           --          0.76%          --           0.76%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Legg Mason Partners Managed
     Assets Portfolio -- Class
     A...........................    0.50%         --       0.12%           --          0.62%          --           0.62%
  Lord Abbett Bond Debenture
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --           0.54%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class A........    0.38%         --       0.06%           --          0.44%        0.01%          0.43%(6)
  BlackRock Money Market
     Portfolio -- Class A........    0.33%         --       0.07%           --          0.40%        0.01%          0.39%(7)
  Davis Venture Value
     Portfolio -- Class A........    0.69%         --       0.04%           --          0.73%          --           0.73%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(8)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(8)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(8)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(8)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(8)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(9)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
  T. Rowe Price Small Cap Growth
     Portfolio -- Class B........    0.51%       0.25%      0.08%           --          0.84%          --           0.84%
  Western Asset Management U.S.
     Government
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --           0.54%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio.............    0.56%       0.25%      0.03%           --          0.84%          --           0.84%
  Enterprise Portfolio+..........    0.50%       0.25%      0.17%           --          0.92%          --           0.92%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been Restated to reflect change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(8) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(9) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses.

EXAMPLE --This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit and a Guaranteed Minimum Withdrawal Benefit (assuming the maximum charge of 1.00% applies in all Contract Years).

                                                                                    IF CONTRACT IS NOT SURRENDERED OR
                                      IF CONTRACT IS SURRENDERED AT                  ANNUITIZED AT THE END OF PERIOD
                                         THE END OF PERIOD SHOWN                                  SHOWN
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........     $467       $1,404      $2,344      $4,712       $467       $1,404      $2,344      $4,712
Underlying Fund with
Minimum Total Annual
Operating Expenses.........     $356       $1,078      $1,815      $3,727       $356       $1,078      $1,815      $3,727


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Portfolio Architect Access Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax-deferred in the funding options of your choice. We offer multiple Variable Funding Options. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account. The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is available for purchase to owners and Annuitants age 80 or under as of the Contract Date.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                      ANNUITANT ON THE CONTRACT/RIDER DATE
------------------------------------------------------    -----------------------------------------------
Standard Death Benefit                                                           80
Enhanced Death Benefit                                                           75
Enhanced Stepped-Up Provision (E.S.P)                                            75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9368.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $15,000. You may make additional payments of at least $500 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a

Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9368 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
Contrafund(R) Portfolio            Seeks long-term capital            Fidelity Management & Research
                                   appreciation.                      Company
Dynamic Capital Appreciation       Seeks capital appreciation.        Fidelity Management & Research
  Portfolio+                                                          Company
Mid Cap Portfolio                  Seeks long-term growth of          Fidelity Management & Research
                                   capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Global Life Sciences Portfolio+    Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
Global Technology Portfolio        Seeks long-term capital growth.    Janus Capital Management LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I             consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks capital appreciation and     Legg Mason Partners Fund Advisor,
  Social Awareness Portfolio       retention of net investment        LLC
                                   income.                            Subadviser: Legg Mason Investment
                                                                      Counsel, LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
MET INVESTORS SERIES TRUST
BlackRock High Yield               Seeks to maximize total return,    Met Investors Advisory, LLC
  Portfolio -- Class A             consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  A++                              capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Legg Mason Partners Managed        Seeks high total return.           Met Investors Advisory, LLC
  Assets Portfolio -- Class A                                         Subadvisers: Batterymarch
                                                                      Financial Management, Inc.;
                                                                      Western Asset Management Company;
                                                                      ClearBridge Advisors, LLC; Legg
                                                                      Mason Global Asset Allocation,
                                                                      LLC
Lord Abbett Bond Debenture         Seeks high current income and the  Met Investors Advisory, LLC
  Portfolio -- Class A             opportunity for capital            Subadviser: Lord, Abbett & Co.
                                   appreciation to produce a high     LLC
                                   total return.
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class A             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
Davis Venture Value                Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class A                                                Subadviser: Davis Selected
                                                                      Advisers, L.P.
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.

                                       20

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
T. Rowe Price Small Cap Growth     Seeks long-term capital growth.    MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: T. Rowe Price
                                                                      Associates, Inc.
Western Asset Management U.S.      Seeks to maximize total return     MetLife Advisers, LLC
  Government Portfolio -- Class A  consistent with preservation of    Subadviser: Western Asset
                                   capital and maintenance of         Management Company
                                   liquidity.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
Comstock Portfolio                 Seeks capital growth and income    Van Kampen Asset Management
                                   through investments in equity
                                   securities, including common
                                   stocks, preferred stocks and
                                   securities convertible into
                                   common and preferred stocks.
Enterprise Portfolio+              Seeks capital appreciation         Van Kampen Asset Management
                                   through investments in securities
                                   believed by the Portfolio's
                                   investment adviser to have above
                                   average potential for capital
                                   appreciation.

---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                             CHARGES AND DEDUCTIONS

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GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is 1.55% annually. If you choose the Enhanced Death Benefit, the M&E charge is 1.75% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Templeton Foreign Securities Fund, Janus Aspen Global Life Sciences Portfolio, Janus Aspen Global Technology Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, BlackRock High Yield Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, Oppenheimer Global Equity Portfolio, and T. Rowe Price Small Cap Growth Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. You may only have one DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the program period selected to the current funding options over the remainder of that Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA Program, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY

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Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

We may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. It is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

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TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from the Variable Funding Options, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

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Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal or beneficiary contract continuance ("Death Report Date").

There are age restrictions on certain death benefits (see The Annuity Contract section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT

If the Annuitant is less than age 80 on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greatest of a), b) or c) below, less any applicable premium tax. If the Annuitant is 80 or older on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greater of a) or b) below, less any applicable premium tax.

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

ENHANCED DEATH BENEFIT

If the Annuitant dies before the Maturity Date and before age 80, the death benefit payable as of the Death Report Date will be the greatest of (a), (b),
(c) or (d), less any applicable premium tax:

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

     d)   the Roll-Up Death Benefit Value (if any, as described below)**

If the Annuitant dies before the Maturity Date and on or after age 80, the death benefit payable as of the Death Report Date will be the greatest of (a), (b),
(c) or (d), less any applicable premium tax:

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

     d) the Roll-Up Death Benefit Value (if any, as described below)** available at the Annuitant's 80(th) birthday, plus any additional Purchase Payments, minus any partial surrender reductions (as described below) which occur after the Annuitant's 80(th) birthday

* If you have elected a GMWB Rider (Principal Guarantee) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

** Your Step-Up Value or the Roll-Up Death Benefit Value will be subjected to the partial surrender reduction below even if you have elected the GMWB rider (Principal Guarantee).

ADJUSTED PURCHASE PAYMENT:

The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever any additional Purchase Payment(s) are made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a partial surrender reduction as described below.

STEP UP VALUE:

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80(th) birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a partial surrender is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80(th) birthday will be those related to additional Purchase Payments or partial surrenders as described above.

ROLL UP DEATH BENEFIT VALUE:

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal (a) plus (b) minus (c), increased by 5%, where:

     (a) is the Roll-Up Death Benefit as of the previous Contract Date anniversary

     (b)  any Purchase Payments made during the previous Contract Year

     (c) any Partial Surrender Reductions (as described below) during the previous Contract Year

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal (a) plus (b) minus (c), where:

     (a) the Roll-Up Death Benefit Value on the previous Contract Date anniversary

     (b) any Purchase Payments made since the previous Contract Date anniversary

     (c) any Partial Surrender Reductions (as described below) since the previous Contract Date anniversary.

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

PARTIAL SURRENDER REDUCTION:

ADJUSTED PURCHASE PAYMENT. The Partial Surrender Reduction is equal to (1) the Adjusted Purchase Payment in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

STEP-UP VALUE AND ROLL-UP VALUE. The Partial Surrender Reduction is equal to (1) the amount of the death benefit value (Step-Up or Roll-Up Value) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

The following examples apply to the Adjusted Purchase Payment, Step-Up Value or Roll-Up Value. Assume your current Contract Value is $55,000. If the current value of your death benefit is $50,000, and you decide to make a withdrawal of $10,000, we would reduce death benefit as follows:

           50,000 x (10,000/55,000) = $9,090

Your new death benefit would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If the current value of your death benefit is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the death benefit as follows:

           50,000 x (10,000/30,000) = $16,666

Your new death benefit would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE. This provision must be elected at time of application.

If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE CONTRACT DATE, 40% OF THE LESSER
OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are received and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE CONTRACT DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the initial Contract Value. Whenever an additional Purchase Payment is made, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/55,000) = 9,090

You new modified Purchase Payment would be 50,000 -- 9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000 -- 16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NON-QUALIFIED CONTRACTS

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                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
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OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or if   The beneficiary elects to      Yes
IS THE ANNUITANT)             none, to the surviving joint   continue the Contract rather
                              owner.                         than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or if   The spouse elects to           Yes
THE ANNUITANT)                none, to the surviving joint   continue the Contract.
                              owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner.   continue the Contract rather
                                                             than receive a lump sum
                                                             distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "Owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

--------------------------------------------------------------------------------------------------------------

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                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
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ANNUITANT (WHERE OWNER IS A NON-NATURAL PERSON/TRUST)
The beneficiary (ies), or if                                 Yes (Death of Annuitant is
  none, to the owner.                                        treated as death of the
                                                             owner in these
                                                             circumstances.)
--------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

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BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
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CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
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QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. Spousal beneficiaries must choose to continue the Contract as allowed under the spousal contract continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have already begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------

TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option.

The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to the present value of remaining certain payments. The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

                              THE SEPARATE ACCOUNTS

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The Company sponsors MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002, except where the Contract was originally issued by MLACC, in which case, we are referring to MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. (See "The Insurance Company" ..) Both MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 were established on September 17, 2002 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features such as the E.S.P. or GMWB. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 and its assets. Pursuant to the merger, therefore, MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 are located in the Statement of Additional Information.

The financial statements for the Separate Account MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts are offered on a continuous basis.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into a preferred distribution arrangement with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates MetLife Securities, Inc., Walnut Street Securities, Inc., and New England Securities Corporation. See the "Statement of Additional Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT" for a list of the broker-dealer firms that received such additional compensation during 2007, as well as the range of additional compensation paid.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

SALE BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contracts is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

MetLife registered representatives receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representatives are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX A

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                         CONDENSED FINANCIAL INFORMATION

   FOR METLIFE INSURANCE COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

          PORTFOLIO ARCHITECT ACCESS -- SEPARATE ACCOUNT CHARGES 1.70%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (3/03)...................................  2006      1.439          1.405                --
                                                       2005      1.274          1.439            21,094
                                                       2004      1.196          1.274            23,193
                                                       2003      1.000          1.196             2,000

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (3/03).............................................  2007      2.036          2.299           165,006
                                                       2006      1.720          2.036           207,504
                                                       2005      1.533          1.720           217,320
                                                       2004      1.374          1.533           161,675
                                                       2003      1.000          1.374                --

  American Funds Growth Subaccount (Class 2) (3/03)..  2007      1.851          2.044           311,299
                                                       2006      1.708          1.851           394,469
                                                       2005      1.495          1.708           443,685
                                                       2004      1.352          1.495           308,855
                                                       2003      1.000          1.352                --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2007      1.691          1.746           295,448
                                                       2006      1.493          1.691           362,807
                                                       2005      1.435          1.493           409,651
                                                       2004      1.322          1.435           246,724
                                                       2003      1.000          1.322                --

Capital Appreciation Fund
  Capital Appreciation Fund (3/03)...................  2006      1.693          1.675                --
                                                       2005      1.457          1.693           251,484
                                                       2004      1.240          1.457            84,254
                                                       2003      1.000          1.240             5,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/03).............................................  2006      1.772          2.310                --
                                                       2005      1.681          1.772           160,949
                                                       2004      1.302          1.681           117,977
                                                       2003      1.000          1.302             2,000

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (3/03).....................................  2007      1.473          1.551            73,429
                                                       2006      1.286          1.473            76,153
                                                       2005      1.253          1.286            22,828
                                                       2004      1.213          1.253             6,813
                                                       2003      1.000          1.213             3,000

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (3/03).....................................  2007      1.544          1.350            41,315
                                                       2006      1.514          1.544            65,366
                                                       2005      1.455          1.514            82,966
                                                       2004      1.329          1.455            88,422
                                                       2003      1.000          1.329             3,000

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.306          1.420                --
                                                       2005      1.206          1.306           158,145
                                                       2004      1.074          1.206           128,750
                                                       2003      1.000          1.074             1,000

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.453                --
                                                       2005      1.204          1.304           113,935
                                                       2004      1.067          1.204            87,484
                                                       2003      1.000          1.067             1,000

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (3/03).............................................  2007      1.818          2.097           166,814
                                                       2006      1.660          1.818           199,994
                                                       2005      1.447          1.660           195,109
                                                       2004      1.278          1.447            54,344
                                                       2003      1.000          1.278            16,154

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (3/03)...........................  2007      1.657          1.738                --
                                                       2006      1.480          1.657             4,681
                                                       2005      1.248          1.480            37,664
                                                       2004      1.253          1.248             4,047
                                                       2003      1.000          1.253             1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2007      2.269          2.573           111,016
                                                       2006      2.053          2.269           180,087
                                                       2005      1.769          2.053           183,765
                                                       2004      1.444          1.769            49,698
                                                       2003      1.000          1.444             2,000

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (3/03)..........................................  2006      1.522          1.772                --
                                                       2005      1.400          1.522            96,369
                                                       2004      1.265          1.400            42,052
                                                       2003      1.000          1.265                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.796          3.539           183,067
                                                       2006      2.220          2.796           222,411
                                                       2005      1.772          2.220           188,492
                                                       2004      1.445          1.772            72,179
                                                       2003      1.000          1.445             1,000

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (3/03)...................................  2007      2.123          2.409            80,598
                                                       2006      1.778          2.123           110,480
                                                       2005      1.641          1.778            52,829
                                                       2004      1.408          1.641            29,598
                                                       2003      1.000          1.408                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (3/03)...................................  2006      1.689          2.022                --
                                                       2005      1.578          1.689           256,644
                                                       2004      1.383          1.578           102,140
                                                       2003      1.000          1.383             1,000

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.064          1.087                --
                                                       2005      1.068          1.064            66,166
                                                       2004      1.000          1.068            32,368

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.266          1.307                --
                                                       2005      1.196          1.266                --
                                                       2004      1.123          1.196             3,000
                                                       2003      1.000          1.123             3,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (3/03)............................  2007      1.561          1.867                --
                                                       2006      1.493          1.561                --
                                                       2005      1.352          1.493                --
                                                       2004      1.204          1.352             1,000
                                                       2003      1.000          1.204             1,000

  Janus Aspen Global Technology Subaccount (Service
  Shares) (3/03).....................................  2007      1.642          1.964            26,137
                                                       2006      1.548          1.642            12,808
                                                       2005      1.412          1.548            12,975
                                                       2004      1.428          1.412            23,120
                                                       2003      1.000          1.428             1,000

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (3/03).....................................  2007      1.597          1.717                --
                                                       2006      1.377          1.597                --
                                                       2005      1.327          1.377                --
                                                       2004      1.291          1.327             2,000
                                                       2003      1.000          1.291             2,000

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.540          1.726                --
                                                       2005      1.506          1.540            52,538
                                                       2004      1.333          1.506            28,794
                                                       2003      1.000          1.333             1,000

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.713          1.650            20,923

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.563          1.617             8,652

  LMPVET Equity Index Subaccount (Class II) (3/03)...  2007      1.590          1.641           303,773
                                                       2006      1.405          1.590           355,234
                                                       2005      1.371          1.405           429,296
                                                       2004      1.265          1.371           221,268
                                                       2003      1.000          1.265            22,369

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.847          1.768            10,462

  LMPVET Investors Subaccount (Class I) (3/03).......  2007      1.757          1.795            22,001
                                                       2006      1.511          1.757            26,277
                                                       2005      1.443          1.511            26,301
                                                       2004      1.329          1.443            22,578
                                                       2003      1.000          1.329                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.505          1.505            33,118

                                       A-4

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/03).............................................  2007      1.984          2.146            18,329
                                                       2006      1.790          1.984            17,700
                                                       2005      1.735          1.790            19,709
                                                       2004      1.533          1.735            19,127
                                                       2003      1.000          1.533             1,000

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.175          1.281            30,233
                                                       2006      1.109          1.175            30,233
                                                       2005      1.081          1.109            63,863
                                                       2004      1.000          1.081            39,987

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.023          1.019            46,670
                                                       2006      0.999          1.023           129,430
                                                       2005      0.993          0.999           121,214
                                                       2004      0.998          0.993            78,287
                                                       2003      1.000          0.998             1,000

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2007      1.780          1.867                --
                                                       2006      1.533          1.780             8,265
                                                       2005      1.499          1.533            17,889
                                                       2004      1.407          1.499            43,615
                                                       2003      1.000          1.407                --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (3/03).............................................  2007      1.454          1.514                --
                                                       2006      1.419          1.454            39,221
                                                       2005      1.372          1.419            42,695
                                                       2004      1.388          1.372            21,474
                                                       2003      1.000          1.388             1,000

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (3/03).............................................  2007      1.695          1.754                --
                                                       2006      1.552          1.695            24,953
                                                       2005      1.437          1.552            38,828
                                                       2004      1.339          1.437            59,070
                                                       2003      1.000          1.339             2,000

  LMPVPII Growth and Income Subaccount (Class I)
  (3/03).............................................  2007      1.546          1.614                --
                                                       2006      1.399          1.546             8,527
                                                       2005      1.373          1.399             8,618
                                                       2004      1.288          1.373             3,086
                                                       2003      1.000          1.288             1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.610          1.673                --
                                                       2006      1.396          1.610           158,717
                                                       2005      1.376          1.396           136,704
                                                       2004      1.242          1.376            87,047
                                                       2003      1.000          1.242             2,000

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.800          1.983                --
                                                       2006      1.631          1.800           101,648
                                                       2005      1.533          1.631           143,379
                                                       2004      1.257          1.533            83,158
                                                       2003      1.000          1.257             2,000

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.099          1.133                --
                                                       2005      1.076          1.099            82,353
                                                       2004      1.000          1.076            73,762

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.777          1.852           119,134
                                                       2006      1.867          1.777           135,276

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.370          1.384           105,906
                                                       2006      1.300          1.370            71,560

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.715          1.798                --
                                                       2006      1.621          1.715           214,925

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.783          1.795           207,866

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.198          1.166             9,533
                                                       2006      1.125          1.198            24,666

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      2.057          2.005            48,102
                                                       2006      1.868          2.057            96,411

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.716          2.201           305,475
                                                       2006      1.675          1.716           332,053

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.211          1.072             8,074

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.197          1.251            65,145
                                                       2006      1.133          1.197            58,007

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.378          1.448             2,344
                                                       2006      1.316          1.378             8,867

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.077          1.101           321,380
                                                       2006      1.001          1.077           168,738

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.484          1.633            23,986
                                                       2006      1.503          1.484            24,656

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.225          1.341                --
                                                       2006      1.235          1.225                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.352          2.468             8,648

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.398          1.480            18,631
                                                       2006      1.266          1.398            30,990

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.219          1.021           191,214
                                                       2006      1.003          1.219           277,624

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.139          1.206           144,461

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.576          1.627            32,877
                                                       2006      1.467          1.576            32,358

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.109          1.224                --
                                                       2006      1.055          1.109             1,358

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.165          1.221           220,734
                                                       2006      1.125          1.165           248,838

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.028          0.980           543,249
                                                       2006      1.003          1.028           235,827

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.550          1.834            34,749
                                                       2006      1.588          1.550            35,581

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.077          1.126            68,288
                                                       2006      1.038          1.077            87,523

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.027          1.061           345,091
                                                       2006      1.006          1.027           411,248

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.433          1.464            71,390
                                                       2006      1.415          1.433            71,358

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.580          1.617           113,183
                                                       2006      1.542          1.580           123,010

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.060          1.076             9,113
                                                       2006      1.002          1.060             9,113

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.042          1.081            36,146
                                                       2006      1.001          1.042            40,448

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.049          1.080            64,365
                                                       2006      1.002          1.049            57,844

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.081           165,618
                                                       2006      1.002          1.054           212,451

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.059          1.081           259,829
                                                       2006      1.002          1.059           315,338

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.432          1.467           249,626
                                                       2006      1.341          1.432           359,348

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.050          1.097           509,652
                                                       2006      0.996          1.050           572,119

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.068          1.146            34,317
                                                       2006      0.998          1.068            30,095

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.154          1.198                --
                                                       2006      1.087          1.154            56,745

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.074          1.103           112,995
                                                       2006      1.038          1.074           174,017

Money Market Portfolio
  Money Market Subaccount (3/03).....................  2006      0.997          1.006                --
                                                       2005      0.986          0.997           583,043
                                                       2004      0.992          0.986           253,645
                                                       2003      1.000          0.992           251,474

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.114          1.177                --
                                                       2005      1.072          1.114            47,269
                                                       2004      1.000          1.072            27,182

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.113          1.135                --
                                                       2006      1.124          1.113           178,444
                                                       2005      1.120          1.124           520,553
                                                       2004      1.046          1.120           246,186
                                                       2003      1.000          1.046             2,000

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2007      1.085          1.160           646,984
                                                       2006      1.063          1.085           763,408
                                                       2005      1.055          1.063         1,156,728
                                                       2004      1.023          1.055           681,309
                                                       2003      1.000          1.023             2,005

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2007      2.184          2.364                --
                                                       2006      1.740          2.184             7,596
                                                       2005      1.577          1.740             9,119
                                                       2004      1.380          1.577            11,658
                                                       2003      1.000          1.380               986

  Putnam VT Small Cap Value Subaccount (Class IB)
  (3/03).............................................  2007      2.330          2.487                --
                                                       2006      2.020          2.330           230,788
                                                       2005      1.920          2.020           215,516
                                                       2004      1.547          1.920           121,177
                                                       2003      1.000          1.547            10,196

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (3/03).............................................  2006      1.412          1.503                --
                                                       2005      1.321          1.412            31,712
                                                       2004      1.262          1.321            19,554
                                                       2003      1.000          1.262             1,000

  Travelers Convertible Securities Subaccount
  (3/03).............................................  2006      1.235          1.316                --
                                                       2005      1.252          1.235             8,965
                                                       2004      1.198          1.252             8,685
                                                       2003      1.000          1.198            16,073

  Travelers Disciplined Mid Cap Stock Subaccount
  (3/03).............................................  2006      1.710          1.867                --
                                                       2005      1.547          1.710           125,438
                                                       2004      1.351          1.547            58,776
                                                       2003      1.000          1.351             2,000

  Travelers Equity Income Subaccount (3/03)..........  2006      1.468          1.542                --
                                                       2005      1.429          1.468           106,840
                                                       2004      1.323          1.429            91,847
                                                       2003      1.000          1.323             2,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.269          1.300                --
                                                       2005      1.258          1.269           100,789
                                                       2004      1.159          1.258            52,574
                                                       2003      1.000          1.159             1,000

  Travelers Federated Stock Subaccount (3/03)........  2006      1.457          1.509                --
                                                       2005      1.408          1.457             1,886
                                                       2004      1.295          1.408             2,000
                                                       2003      1.000          1.295             2,000

  Travelers Large Cap Subaccount (3/03)..............  2006      1.373          1.415                --
                                                       2005      1.285          1.373            27,621
                                                       2004      1.227          1.285             2,000
                                                       2003      1.000          1.227             2,000

  Travelers Managed Allocation Series: Aggressive
  Subaccount (9/05)..................................  2006      1.027          1.092                --
                                                       2005      1.000          1.027             8,364

  Travelers Managed Allocation Series: Conservative
  Subaccount (12/05).................................  2006      1.009          1.012                --
                                                       2005      1.007          1.009            14,893

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.039          1.076                --
                                                       2005      0.994          1.039           136,717

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (6/05).......................  2006      1.052          1.097                --
                                                       2005      1.000          1.052            52,827

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.025          1.045                --
                                                       2005      1.000          1.025            43,857

  Travelers Mercury Large Cap Core Subaccount
  (3/03).............................................  2006      1.527          1.621                --
                                                       2005      1.386          1.527           221,339
                                                       2004      1.216          1.386            67,332
                                                       2003      1.000          1.216             1,000

  Travelers MFS(R) Mid Cap Growth Subaccount (3/03)..  2006      1.502          1.588                --
                                                       2005      1.482          1.502            16,505
                                                       2004      1.321          1.482            17,506
                                                       2003      1.000          1.321             1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (3/03)....  2006      1.299          1.341                --
                                                       2005      1.284          1.299           379,761
                                                       2004      1.171          1.284           206,138
                                                       2003      1.000          1.171             2,006

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.172          1.266                --
                                                       2005      1.120          1.172            17,372
                                                       2004      1.000          1.120             2,000

  Travelers Mondrian International Stock Subaccount
  (3/03).............................................  2006      1.627          1.868                --
                                                       2005      1.511          1.627            63,891
                                                       2004      1.327          1.511            37,363
                                                       2003      1.000          1.327             1,000

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.383          1.467                --
                                                       2005      1.327          1.383            44,434
                                                       2004      1.214          1.327             9,113
                                                       2003      1.000          1.214             1,000

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.003          1.055                --
                                                       2005      1.000          1.003             2,617

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.114          1.125                --
                                                       2005      1.093          1.114           303,971
                                                       2004      1.000          1.093            55,577

  Travelers Quality Bond Subaccount (3/03)...........  2006      1.048          1.038                --
                                                       2005      1.049          1.048           120,078
                                                       2004      1.033          1.049            62,607
                                                       2003      1.000          1.033            24,619

  Travelers Strategic Equity Subaccount (3/03).......  2006      1.384          1.443                --
                                                       2005      1.379          1.384               984
                                                       2004      1.273          1.379            20,770
                                                       2003      1.000          1.273             2,000

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.073          1.235                --
                                                       2005      1.000          1.073                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.981          1.125                --
                                                       2005      1.000          0.981                --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.077          1.038                --
                                                       2005      1.050          1.077           213,793
                                                       2004      1.000          1.050           146,578

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (3/03).............................................  2007      1.773          1.702           117,515
                                                       2006      1.554          1.773           145,659
                                                       2005      1.518          1.554           198,608
                                                       2004      1.315          1.518            97,186
                                                       2003      1.000          1.315            19,791

  Van Kampen LIT Enterprise Subaccount (Class II)
  (3/03).............................................  2007      1.397          1.545                --
                                                       2006      1.331          1.397                --
                                                       2005      1.255          1.331                --
                                                       2004      1.230          1.255             2,000
                                                       2003      1.000          1.230             2,000


          PORTFOLIO ARCHITECT ACCESS -- SEPARATE ACCOUNT CHARGES 2.60%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (3/03)...................................  2006      1.403          1.359               --
                                                       2005      1.254          1.403               --
                                                       2004      1.188          1.254               --
                                                       2003      1.000          1.188               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (3/03).............................................  2007      1.968          2.202               --
                                                       2006      1.677          1.968               --
                                                       2005      1.509          1.677               --
                                                       2004      1.365          1.509            3,419
                                                       2003      1.000          1.365               --

  American Funds Growth Subaccount (Class 2) (3/03)..  2007      1.789          1.958           89,675
                                                       2006      1.666          1.789           89,043
                                                       2005      1.471          1.666           89,047
                                                       2004      1.342          1.471           12,735
                                                       2003      1.000          1.342               --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2007      1.635          1.673           44,738
                                                       2006      1.456          1.635           44,742
                                                       2005      1.412          1.456           44,746
                                                       2004      1.313          1.412            9,353
                                                       2003      1.007          1.313               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (3/03)...................  2006      1.652          1.629               --
                                                       2005      1.434          1.652               --
                                                       2004      1.231          1.434               --
                                                       2003      1.000          1.231               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/03).............................................  2006      1.728          2.234               --
                                                       2005      1.655          1.728               --
                                                       2004      1.293          1.655               --
                                                       2003      1.000          1.293               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (3/03).....................................  2007      1.424          1.486               --
                                                       2006      1.254          1.424               --
                                                       2005      1.233          1.254               --
                                                       2004      1.205          1.233               --
                                                       2003      1.000          1.205               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (3/03).....................................  2007      1.493          1.294               --
                                                       2006      1.476          1.493               --
                                                       2005      1.432          1.476               --
                                                       2004      1.320          1.432               --
                                                       2003      1.000          1.320               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.282          1.389               --
                                                       2005      1.194          1.282               --
                                                       2004      1.073          1.194               --
                                                       2003      1.000          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.279          1.421               --
                                                       2005      1.192          1.279               --
                                                       2004      1.066          1.192               --
                                                       2003      1.000          1.066               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (3/03).............................................  2007      1.758          2.009               --
                                                       2006      1.619          1.758               --
                                                       2005      1.424          1.619               --
                                                       2004      1.269          1.424               --
                                                       2003      1.000          1.269               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (3/03)...........................  2007      1.601          1.665               --
                                                       2006      1.444          1.601               --
                                                       2005      1.228          1.444               --
                                                       2004      1.244          1.228               --
                                                       2003      1.000          1.244               --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2007      2.193          2.465               --
                                                       2006      2.003          2.193               --
                                                       2005      1.741          2.003               --
                                                       2004      1.434          1.741               --
                                                       2003      1.000          1.434               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (3/03)..........................................  2006      1.485          1.713               --
                                                       2005      1.378          1.485               --
                                                       2004      1.256          1.378               --
                                                       2003      1.000          1.256               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.705          3.394               --
                                                       2006      2.167          2.705               --
                                                       2005      1.745          2.167               --
                                                       2004      1.436          1.745               --
                                                       2003      1.000          1.436               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (3/03)...................................  2007      2.052          2.308            1,029
                                                       2006      1.734          2.052            1,031
                                                       2005      1.615          1.734           20,795
                                                       2004      1.398          1.615            1,035
                                                       2003      1.000          1.398               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (3/03)...................................  2006      1.647          1.955               --
                                                       2005      1.553          1.647               --
                                                       2004      1.374          1.553               --
                                                       2003      1.000          1.374               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.048          1.068               --
                                                       2005      1.061          1.048               --
                                                       2004      1.000          1.061               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.235          1.271               --
                                                       2005      1.177          1.235               --
                                                       2004      1.115          1.177               --
                                                       2003      1.000          1.115               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (3/03)............................  2007      1.509          1.789               --
                                                       2006      1.456          1.509               --
                                                       2005      1.330          1.456               --
                                                       2004      1.195          1.330               --
                                                       2003      1.000          1.195               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (3/03).....................................  2007      1.587          1.882               --
                                                       2006      1.510          1.587               --
                                                       2005      1.390          1.510               --
                                                       2004      1.418          1.390               --
                                                       2003      1.000          1.418               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (3/03).....................................  2007      1.544          1.645               --
                                                       2006      1.343          1.544               --
                                                       2005      1.306          1.343               --
                                                       2004      1.282          1.306               --
                                                       2003      1.000          1.282               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.503          1.673               --
                                                       2005      1.483          1.503            4,230
                                                       2004      1.325          1.483               --
                                                       2003      1.000          1.325               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.651          1.581           58,715

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.506          1.549           49,576

  LMPVET Equity Index Subaccount (Class II) (3/03)...  2007      1.538          1.572               --
                                                       2006      1.371          1.538               --
                                                       2005      1.349          1.371               --
                                                       2004      1.256          1.349               --
                                                       2003      1.000          1.256               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.780          1.693           82,429

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (3/03).......  2007      1.698          1.719               --
                                                       2006      1.474          1.698               --
                                                       2005      1.420          1.474               --
                                                       2004      1.320          1.420               --
                                                       2003      1.000          1.320               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.450          1.442           45,432

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/03).............................................  2007      1.918          2.056               --
                                                       2006      1.746          1.918               --
                                                       2005      1.708          1.746               --
                                                       2004      1.523          1.708               --
                                                       2003      1.000          1.523               --

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.147          1.239               --
                                                       2006      1.093          1.147               --
                                                       2005      1.075          1.093               --
                                                       2004      1.000          1.075               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      0.993          0.981            7,564
                                                       2006      0.979          0.993            7,578
                                                       2005      0.982          0.979            7,592
                                                       2004      0.996          0.982            7,607
                                                       2003      1.000          0.996               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2007      1.721          1.800               --
                                                       2006      1.495          1.721               --
                                                       2005      1.475          1.495               --
                                                       2004      1.398          1.475               --
                                                       2003      1.000          1.398               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (3/03).............................................  2007      1.406          1.460               --
                                                       2006      1.384          1.406               --
                                                       2005      1.350          1.384               --
                                                       2004      1.379          1.350               --
                                                       2003      1.000          1.379               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (3/03).............................................  2007      1.639          1.691               --
                                                       2006      1.514          1.639               --
                                                       2005      1.414          1.514               --
                                                       2004      1.330          1.414               --
                                                       2003      1.000          1.330               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (3/03).............................................  2007      1.494          1.556               --
                                                       2006      1.364          1.494               --
                                                       2005      1.351          1.364               --
                                                       2004      1.280          1.351               --
                                                       2003      1.000          1.280               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.558          1.614               --
                                                       2006      1.363          1.558           74,229
                                                       2005      1.355          1.363           74,229
                                                       2004      1.235          1.355               --
                                                       2003      1.000          1.235               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.742          1.913               --
                                                       2006      1.593          1.742            1,117
                                                       2005      1.510          1.593            1,119
                                                       2004      1.250          1.510            1,121
                                                       2003      1.000          1.250               --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.082          1.113               --
                                                       2005      1.070          1.082               --
                                                       2004      1.000          1.070               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.717          1.775               --
                                                       2006      1.816          1.717               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.324          1.326               --
                                                       2006      1.265          1.324               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.658          1.733               --
                                                       2006      1.576          1.658           28,836

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.718          1.720           28,836

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.183          1.141               --
                                                       2006      1.117          1.183               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.988          1.921           36,577
                                                       2006      1.817          1.988           36,157

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.659          2.109               --
                                                       2006      1.629          1.659               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.191          1.048               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.169          1.211               --
                                                       2006      1.113          1.169               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.332          1.387               --
                                                       2006      1.280          1.332               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.070          1.084               --
                                                       2006      1.001          1.070               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.435          1.564               --
                                                       2006      1.462          1.435               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.208          1.311               --
                                                       2006      1.225          1.208               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.266          2.364               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.365          1.432               --
                                                       2006      1.244          1.365               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.212          1.006               --
                                                       2006      1.003          1.212               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.099          1.156            4,280

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.525          1.560               --
                                                       2006      1.428          1.525               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.095          1.205               --
                                                       2006      1.047          1.095               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.137          1.182               --
                                                       2006      1.105          1.137               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.022          0.965            7,915
                                                       2006      1.003          1.022            7,061

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.498          1.757               --
                                                       2006      1.545          1.498               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.041          1.078               --
                                                       2006      1.009          1.041               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      0.993          1.017               --
                                                       2006      0.978          0.993               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.385          1.403               --
                                                       2006      1.376          1.385               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.528          1.549               --
                                                       2006      1.499          1.528               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.060               --
                                                       2006      1.002          1.053               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.065               --
                                                       2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.042          1.064               --
                                                       2006      1.002          1.042               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.047          1.065               --
                                                       2006      1.002          1.047               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.052          1.065               --
                                                       2006      1.002          1.052               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.384          1.405           11,292
                                                       2006      1.304          1.384           11,292

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.044          1.081               --
                                                       2006      0.996          1.044               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.129               --
                                                       2006      0.998          1.062               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.127          1.166               --
                                                       2006      1.068          1.127               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.048          1.067               --
                                                       2006      1.020          1.048               --

Money Market Portfolio
  Money Market Subaccount (3/03).....................  2006      0.972          0.978               --
                                                       2005      0.970          0.972               --
                                                       2004      0.986          0.970               --
                                                       2003      1.000          0.986               --

                                      A-19

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.098          1.156               --
                                                       2005      1.065          1.098               --
                                                       2004      1.000          1.065               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.077          1.094               --
                                                       2006      1.097          1.077            4,280
                                                       2005      1.103          1.097            4,280
                                                       2004      1.039          1.103            4,712
                                                       2003      1.000          1.039               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2007      1.048          1.111            4,340
                                                       2006      1.036          1.048            4,347
                                                       2005      1.038          1.036            4,355
                                                       2004      1.016          1.038            4,363
                                                       2003      0.998          1.016               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2007      2.111          2.278               --
                                                       2006      1.697          2.111               --
                                                       2005      1.552          1.697               --
                                                       2004      1.371          1.552               --
                                                       2003      1.018          1.371               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (3/03).............................................  2007      2.252          2.397               --
                                                       2006      1.971          2.252               --
                                                       2005      1.890          1.971               --
                                                       2004      1.536          1.890               --
                                                       2003      1.000          1.536               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (3/03).............................................  2006      1.378          1.462               --
                                                       2005      1.300          1.378               --
                                                       2004      1.253          1.300               --
                                                       2003      1.000          1.253               --

  Travelers Convertible Securities Subaccount
  (3/03).............................................  2006      1.205          1.280               --
                                                       2005      1.232          1.205               --
                                                       2004      1.190          1.232               --
                                                       2003      1.000          1.190               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (3/03).............................................  2006      1.668          1.816               --
                                                       2005      1.523          1.668               --
                                                       2004      1.342          1.523               --
                                                       2003      1.000          1.342               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (3/03)..........  2006      1.432          1.499               --
                                                       2005      1.406          1.432           23,192
                                                       2004      1.314          1.406               --
                                                       2003      1.000          1.314               --

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.237          1.265               --
                                                       2005      1.238          1.237               --
                                                       2004      1.151          1.238               --
                                                       2003      1.000          1.151               --

  Travelers Federated Stock Subaccount (3/03)........  2006      1.422          1.467               --
                                                       2005      1.385          1.422               --
                                                       2004      1.286          1.385               --
                                                       2003      1.000          1.286               --

  Travelers Large Cap Subaccount (3/03)..............  2006      1.339          1.376               --
                                                       2005      1.265          1.339               --
                                                       2004      1.219          1.265               --
                                                       2003      1.000          1.219               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (9/05)..................................  2006      1.024          1.085               --
                                                       2005      1.000          1.024               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (12/05).................................  2006      1.005          1.006               --
                                                       2005      1.003          1.005               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.034          1.067               --
                                                       2005      0.994          1.034               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (6/05).......................  2006      1.047          1.088               --
                                                       2005      1.000          1.047               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.020          1.037               --
                                                       2005      1.000          1.020               --

  Travelers Mercury Large Cap Core Subaccount
  (3/03).............................................  2006      1.489          1.576               --
                                                       2005      1.364          1.489           28,836
                                                       2004      1.208          1.364               --
                                                       2003      1.000          1.208               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (3/03)..  2006      1.465          1.545               --
                                                       2005      1.459          1.465               --
                                                       2004      1.312          1.459               --
                                                       2003      1.000          1.312               --

  Travelers MFS(R) Total Return Subaccount (3/03)....  2006      1.267          1.304               --
                                                       2005      1.263          1.267           11,292
                                                       2004      1.163          1.263           12,431
                                                       2003      1.003          1.163               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.155          1.244               --
                                                       2005      1.113          1.155               --
                                                       2004      1.000          1.113               --

  Travelers Mondrian International Stock Subaccount
  (3/03).............................................  2006      1.587          1.817               --
                                                       2005      1.487          1.587           36,157
                                                       2004      1.318          1.487               --
                                                       2003      1.000          1.318               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.350          1.428               --
                                                       2005      1.307          1.350               --
                                                       2004      1.207          1.307               --
                                                       2003      1.000          1.207               --

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      0.998          1.047               --
                                                       2005      1.000          0.998               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.098          1.105               --
                                                       2005      1.087          1.098               --
                                                       2004      1.000          1.087               --

  Travelers Quality Bond Subaccount (3/03)...........  2006      1.022          1.009               --
                                                       2005      1.032          1.022               --
                                                       2004      1.025          1.032               --
                                                       2003      1.000          1.025               --

  Travelers Strategic Equity Subaccount (3/03).......  2006      1.350          1.404               --
                                                       2005      1.357          1.350               --
                                                       2004      1.264          1.357               --
                                                       2003      1.000          1.264               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.068          1.225               --
                                                       2005      1.000          1.068               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.977          1.117               --
                                                       2005      1.000          0.977               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.061          1.020               --
                                                       2005      1.044          1.061               --
                                                       2004      1.000          1.044               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (3/03).............................................  2007      1.714          1.631               --
                                                       2006      1.516          1.714               --
                                                       2005      1.494          1.516               --
                                                       2004      1.306          1.494               --
                                                       2003      1.000          1.306               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (3/03).............................................  2007      1.351          1.480               --
                                                       2006      1.298          1.351               --
                                                       2005      1.235          1.298               --
                                                       2004      1.221          1.235               --
                                                       2003      1.000          1.221               --


* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation V.I. Portfolio was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Moderate -- Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Moderate -- Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust -- Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio was merged into Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

FOR METLIFE LIFE AND ANNUITY COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT
                                      2002
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

          PORTFOLIO ARCHITECT ACCESS -- SEPARATE ACCOUNT CHARGES 1.70%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.439          1.405                --
                                                       2005      1.274          1.439            45,774
                                                       2004      1.196          1.274            45,774
                                                       2003      1.000          1.196            34,080

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2007      2.036          2.299           274,239
                                                       2006      1.720          2.036           328,141
                                                       2005      1.533          1.720           425,031
                                                       2004      1.374          1.533           319,049
                                                       2003      1.000          1.374           180,398

  American Funds Growth Subaccount (Class 2) (3/03)..  2007      1.851          2.044           482,586
                                                       2006      1.708          1.851           721,093
                                                       2005      1.495          1.708           917,616
                                                       2004      1.352          1.495           915,371
                                                       2003      1.000          1.352           459,044

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2007      1.691          1.746           525,779
                                                       2006      1.493          1.691           658,137
                                                       2005      1.435          1.493           816,341
                                                       2004      1.322          1.435           789,816
                                                       2003      1.000          1.322           346,672

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.693          1.675                --
                                                       2005      1.457          1.693           169,222
                                                       2004      1.240          1.457            69,578
                                                       2003      1.000          1.240            53,081

                                       B-1

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.772          2.310                --
                                                       2005      1.681          1.772           225,422
                                                       2004      1.302          1.681           138,370
                                                       2003      1.000          1.302            91,347

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2007      1.473          1.551            38,529
                                                       2006      1.286          1.473            54,561
                                                       2005      1.253          1.286           111,003
                                                       2004      1.213          1.253           100,863
                                                       2003      1.000          1.213            77,766

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.544          1.350           165,654
                                                       2006      1.514          1.544           155,941
                                                       2005      1.455          1.514           236,289
                                                       2004      1.329          1.455           376,598
                                                       2003      1.000          1.329           252,902

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.306          1.420                --
                                                       2005      1.206          1.306           137,059
                                                       2004      1.074          1.206            92,325
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.304          1.453                --
                                                       2005      1.204          1.304            12,146
                                                       2004      1.067          1.204            57,605
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.818          2.097           117,001
                                                       2006      1.660          1.818           160,121
                                                       2005      1.447          1.660           207,109
                                                       2004      1.278          1.447           134,234
                                                       2003      1.000          1.278            52,719

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2007      1.657          1.738            28,809
                                                       2006      1.480          1.657            37,712
                                                       2005      1.248          1.480            41,032
                                                       2004      1.253          1.248            41,384
                                                       2003      1.000          1.253                --

                                       B-2

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2007      2.269          2.573           112,367
                                                       2006      2.053          2.269           204,945
                                                       2005      1.769          2.053           274,315
                                                       2004      1.444          1.769           252,103
                                                       2003      1.000          1.444           129,969

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.522          1.772                --
                                                       2005      1.400          1.522           440,508
                                                       2004      1.265          1.400           430,489
                                                       2003      1.000          1.265           251,429

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.796          3.539            72,762
                                                       2006      2.220          2.796            88,290
                                                       2005      1.772          2.220            98,036
                                                       2004      1.445          1.772            64,724
                                                       2003      1.000          1.445            22,958

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2007      2.123          2.409           103,789
                                                       2006      1.778          2.123           219,179
                                                       2005      1.641          1.778           239,107
                                                       2004      1.408          1.641            90,637
                                                       2003      1.108          1.408                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.689          2.022                --
                                                       2005      1.578          1.689           453,166
                                                       2004      1.383          1.578           569,927
                                                       2003      1.000          1.383           543,306

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.064          1.087                --
                                                       2005      1.068          1.064           293,673
                                                       2004      1.007          1.068            61,377

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.266          1.307                --
                                                       2005      1.196          1.266            59,062
                                                       2004      1.123          1.196            64,108
                                                       2003      1.000          1.123            60,106

                                       B-3

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2007      1.561          1.867                --
                                                       2006      1.493          1.561                --
                                                       2005      1.352          1.493             3,309
                                                       2004      1.204          1.352                --
                                                       2003      1.000          1.204                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2007      1.642          1.964            13,742
                                                       2006      1.548          1.642            13,742
                                                       2005      1.412          1.548            13,742
                                                       2004      1.428          1.412            18,801
                                                       2003      1.000          1.428            13,742

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.597          1.717                --
                                                       2006      1.377          1.597                --
                                                       2005      1.327          1.377             6,989
                                                       2004      1.291          1.327             6,997
                                                       2003      1.000          1.291           244,549

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.540          1.726                --
                                                       2005      1.506          1.540           181,128
                                                       2004      1.333          1.506            12,433
                                                       2003      1.000          1.333             1,622

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.713          1.650           102,784

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.563          1.617             6,929

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.590          1.641           139,944
                                                       2006      1.405          1.590           176,223
                                                       2005      1.371          1.405           174,275
                                                       2004      1.265          1.371            65,202
                                                       2003      1.000          1.265           248,020

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.847          1.768             8,161

  LMPVET Investors Subaccount (Class I) (3/03).......  2007      1.757          1.795            27,576
                                                       2006      1.511          1.757            26,019
                                                       2005      1.443          1.511            33,378
                                                       2004      1.329          1.443            65,165
                                                       2003      1.000          1.329            34,630

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.505          1.505            68,528

                                       B-4

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2007      1.984          2.146            16,215
                                                       2006      1.790          1.984            20,059
                                                       2005      1.735          1.790            15,816
                                                       2004      1.533          1.735            48,078
                                                       2003      1.000          1.533            54,333

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.175          1.281                --
                                                       2006      1.109          1.175                --
                                                       2005      1.081          1.109                --
                                                       2004      1.000          1.081                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.023          1.019            48,342
                                                       2006      0.999          1.023            54,015
                                                       2005      0.993          0.999            93,434
                                                       2004      0.998          0.993           207,025
                                                       2003      1.000          0.998           175,840

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2007      1.780          1.867                --
                                                       2006      1.533          1.780             8,241
                                                       2005      1.499          1.533            11,445
                                                       2004      1.407          1.499            85,512
                                                       2003      1.000          1.407            74,066

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.454          1.514                --
                                                       2006      1.419          1.454            73,458
                                                       2005      1.372          1.419            80,330
                                                       2004      1.388          1.372            88,200
                                                       2003      1.000          1.388            70,004

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2007      1.695          1.754                --
                                                       2006      1.552          1.695           129,509
                                                       2005      1.437          1.552           139,776
                                                       2004      1.339          1.437           134,769
                                                       2003      1.000          1.339            84,927

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.546          1.614                --
                                                       2006      1.399          1.546             6,805
                                                       2005      1.373          1.399            12,120
                                                       2004      1.288          1.373            20,811
                                                       2003      1.000          1.288               609

                                       B-5

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.610          1.673                --
                                                       2006      1.396          1.610            60,705
                                                       2005      1.376          1.396           133,511
                                                       2004      1.242          1.376           225,570
                                                       2003      1.000          1.242           185,002

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.800          1.983                --
                                                       2006      1.631          1.800           169,158
                                                       2005      1.533          1.631           246,782
                                                       2004      1.257          1.533           310,271
                                                       2003      1.000          1.257           197,186

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.099          1.133                --
                                                       2005      1.076          1.099            18,751
                                                       2004      0.995          1.076            19,502

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.777          1.852            80,447
                                                       2006      1.867          1.777           105,272

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.370          1.384           320,137
                                                       2006      1.300          1.370           316,010

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.715          1.798                --
                                                       2006      1.621          1.715            54,954

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.783          1.795             5,203

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2007      1.198          1.166             2,395
                                                       2006      1.089          1.198                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      2.057          2.005           104,037
                                                       2006      1.868          2.057           148,192

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.716          2.201           142,647
                                                       2006      1.675          1.716           180,412

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.211          1.072             6,368

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.197          1.251            17,416
                                                       2006      1.133          1.197            18,063

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.378          1.448            73,370
                                                       2006      1.316          1.378           133,061

                                       B-6

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.077          1.101           244,979
                                                       2006      1.001          1.077           316,349

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.071          1.059           203,723
                                                       2006      0.971          1.071            21,222

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.484          1.633            90,615
                                                       2006      1.503          1.484            90,615

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.352          2.468                --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.398          1.480            34,240
                                                       2006      1.266          1.398            72,447

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.219          1.021           304,725
                                                       2006      1.003          1.219           358,249

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.139          1.206           415,287

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.576          1.627            32,654
                                                       2006      1.467          1.576            33,363

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2007      1.109          1.224                --
                                                       2006      1.120          1.109             6,375

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.165          1.221           167,241
                                                       2006      1.125          1.165           239,339

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.028          0.980           659,415
                                                       2006      1.003          1.028           303,915

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.550          1.834           215,407
                                                       2006      1.588          1.550           215,973

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.077          1.126           234,585
                                                       2006      1.038          1.077           312,596

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.027          1.061            42,163
                                                       2006      1.006          1.027           100,524

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.433          1.464            20,198
                                                       2006      1.415          1.433            28,332

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.580          1.617           146,136
                                                       2006      1.542          1.580           152,851

                                       B-7

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.060          1.076            18,294
                                                       2006      1.002          1.060            43,001

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.042          1.081           128,218
                                                       2006      1.001          1.042            54,905

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.049          1.080            39,977
                                                       2006      1.002          1.049            45,290

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.081            21,372
                                                       2006      1.002          1.054            21,400

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.059          1.081                --
                                                       2006      1.002          1.059                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.432          1.467           974,617
                                                       2006      1.341          1.432         1,073,871

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.050          1.097           381,824
                                                       2006      0.996          1.050           623,762

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.068          1.146            65,611
                                                       2006      0.998          1.068            65,611

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.154          1.198                --
                                                       2006      1.087          1.154           200,291

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.074          1.103            39,816
                                                       2006      1.038          1.074            62,964

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.997          1.006                --
                                                       2005      0.986          0.997           106,698
                                                       2004      0.992          0.986           250,103
                                                       2003      1.000          0.992         1,000,853

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.114          1.177                --
                                                       2005      1.072          1.114            18,095
                                                       2004      0.994          1.072             6,988

                                       B-8

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.113          1.135                --
                                                       2006      1.124          1.113           531,025
                                                       2005      1.120          1.124           642,079
                                                       2004      1.046          1.120           698,051
                                                       2003      1.000          1.046           169,597

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2007      1.085          1.160           412,508
                                                       2006      1.063          1.085           617,601
                                                       2005      1.055          1.063         1,071,978
                                                       2004      1.023          1.055           997,023
                                                       2003      1.000          1.023           512,238

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2007      2.184          2.364                --
                                                       2006      1.740          2.184                --
                                                       2005      1.577          1.740             1,081
                                                       2004      1.380          1.577             1,082
                                                       2003      1.000          1.380             1,083

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2007      2.330          2.487                --
                                                       2006      2.020          2.330           279,880
                                                       2005      1.920          2.020           305,198
                                                       2004      1.547          1.920           248,510
                                                       2003      1.000          1.547           147,642

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.412          1.503                --
                                                       2005      1.321          1.412            90,620
                                                       2004      1.262          1.321             7,188
                                                       2003      1.000          1.262                --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.235          1.316                --
                                                       2005      1.252          1.235           106,365
                                                       2004      1.198          1.252           134,693
                                                       2003      1.000          1.198            49,694

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.710          1.867                --
                                                       2005      1.547          1.710           110,370
                                                       2004      1.351          1.547            90,318
                                                       2003      1.000          1.351            70,945

  Travelers Equity Income Subaccount (3/03)..........  2006      1.468          1.542                --
                                                       2005      1.429          1.468           146,538
                                                       2004      1.323          1.429           108,451
                                                       2003      1.000          1.323            51,756

                                       B-9

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.269          1.300                --
                                                       2005      1.258          1.269           317,034
                                                       2004      1.159          1.258           410,146
                                                       2003      1.000          1.159           312,994

  Travelers Federated Stock Subaccount (11/03).......  2006      1.457          1.509                --
                                                       2005      1.408          1.457             8,300
                                                       2004      1.295          1.408            11,753
                                                       2003      1.000          1.295            12,153

  Travelers Large Cap Subaccount (7/03)..............  2006      1.373          1.415                --
                                                       2005      1.285          1.373            14,928
                                                       2004      1.227          1.285            26,954
                                                       2003      1.000          1.227            15,745

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.027          1.092                --
                                                       2005      0.976          1.027            40,085

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.009          1.012                --
                                                       2005      1.000          1.009            62,967

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.039          1.076                --
                                                       2005      1.000          1.039            19,960

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.052          1.097                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.025          1.045                --
                                                       2005      1.014          1.025            11,307

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.527          1.621                --
                                                       2005      1.386          1.527            53,878
                                                       2004      1.216          1.386            65,822
                                                       2003      1.000          1.216                --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.502          1.588                --
                                                       2005      1.482          1.502           216,633
                                                       2004      1.321          1.482            53,348
                                                       2003      1.000          1.321            36,767

  Travelers MFS(R) Total Return Subaccount (3/03)....  2006      1.299          1.341                --
                                                       2005      1.284          1.299         1,158,282
                                                       2004      1.171          1.284           870,918
                                                       2003      1.000          1.171           486,922

                                      B-10

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.172          1.266                --
                                                       2005      1.120          1.172            81,938
                                                       2004      0.996          1.120            22,357

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.627          1.868                --
                                                       2005      1.511          1.627           109,565
                                                       2004      1.327          1.511            48,725
                                                       2003      1.000          1.327            14,338

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.383          1.467                --
                                                       2005      1.327          1.383            36,208
                                                       2004      1.214          1.327            78,670
                                                       2003      1.000          1.214            85,786

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.114          1.125                --
                                                       2005      1.093          1.114           201,980
                                                       2004      1.016          1.093            47,649

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.048          1.038                --
                                                       2005      1.049          1.048           414,246
                                                       2004      1.033          1.049           438,031
                                                       2003      1.000          1.033           338,852

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.384          1.443                --
                                                       2005      1.379          1.384             8,961
                                                       2004      1.273          1.379             1,791
                                                       2003      1.000          1.273             3,187

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.077          1.038                --
                                                       2005      1.050          1.077            41,586
                                                       2004      1.009          1.050             5,549

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2007      1.773          1.702           167,647
                                                       2006      1.554          1.773           338,141
                                                       2005      1.518          1.554           426,317
                                                       2004      1.315          1.518           384,884
                                                       2003      1.000          1.315           196,030

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2007      1.397          1.545                --
                                                       2006      1.331          1.397                --
                                                       2005      1.255          1.331                --
                                                       2004      1.230          1.255                --
                                                       2003      1.000          1.230                --

          PORTFOLIO ARCHITECT ACCESS -- SEPARATE ACCOUNT CHARGES 2.60%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.403          1.359               --
                                                       2005      1.254          1.403               --
                                                       2004      1.188          1.254               --
                                                       2003      1.099          1.188               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2007      1.968          2.202           10,823
                                                       2006      1.677          1.968           43,407
                                                       2005      1.509          1.677           38,073
                                                       2004      1.365          1.509           56,327
                                                       2003      1.002          1.365           28,454

  American Funds Growth Subaccount (Class 2) (3/03)..  2007      1.789          1.958           68,082
                                                       2006      1.666          1.789          160,604
                                                       2005      1.471          1.666          305,426
                                                       2004      1.342          1.471          324,238
                                                       2003      1.012          1.342          213,259

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2007      1.635          1.673           87,690
                                                       2006      1.456          1.635          223,643
                                                       2005      1.412          1.456          373,111
                                                       2004      1.313          1.412          361,056
                                                       2003      1.000          1.313          284,259

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.652          1.629               --
                                                       2005      1.434          1.652               --
                                                       2004      1.231          1.434               --
                                                       2003      1.087          1.231               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.728          2.234               --
                                                       2005      1.655          1.728               --
                                                       2004      1.293          1.655               --
                                                       2003      1.087          1.293               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2007      1.424          1.486               --
                                                       2006      1.254          1.424               --
                                                       2005      1.233          1.254               --
                                                       2004      1.205          1.233               --
                                                       2003      1.087          1.205               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.493          1.294               --
                                                       2006      1.476          1.493               --
                                                       2005      1.432          1.476               --
                                                       2004      1.320          1.432               --
                                                       2003      1.136          1.320               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.282          1.389               --
                                                       2005      1.194          1.282               --
                                                       2004      1.073          1.194               --
                                                       2003      1.049          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.279          1.421               --
                                                       2005      1.192          1.279               --
                                                       2004      1.066          1.192               --
                                                       2003      1.056          1.066               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.758          2.009               --
                                                       2006      1.619          1.758               --
                                                       2005      1.424          1.619               --
                                                       2004      1.269          1.424               --
                                                       2003      1.082          1.269               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2007      1.601          1.665               --
                                                       2006      1.444          1.601               --
                                                       2005      1.228          1.444               --
                                                       2004      1.244          1.228               --
                                                       2003      1.161          1.244               --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2007      2.193          2.465            7,360
                                                       2006      2.003          2.193           35,867
                                                       2005      1.741          2.003           37,911
                                                       2004      1.434          1.741           84,851
                                                       2003      0.999          1.434           15,148

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.485          1.713               --
                                                       2005      1.378          1.485           41,167
                                                       2004      1.256          1.378           38,643
                                                       2003      1.044          1.256           46,060

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.705          3.394            7,601
                                                       2006      2.167          2.705            7,601
                                                       2005      1.745          2.167            7,607
                                                       2004      1.436          1.745            7,614
                                                       2003      1.036          1.436            7,622

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2007      2.052          2.308            5,675
                                                       2006      1.734          2.052           54,725
                                                       2005      1.615          1.734          282,181
                                                       2004      1.398          1.615          239,597
                                                       2003      1.106          1.398          103,046

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.647          1.955               --
                                                       2005      1.553          1.647               --
                                                       2004      1.374          1.553               --
                                                       2003      1.113          1.374               --

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.048          1.068               --
                                                       2005      1.061          1.048               --
                                                       2004      1.005          1.061               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.235          1.271               --
                                                       2005      1.177          1.235               --
                                                       2004      1.115          1.177               --
                                                       2003      0.991          1.115               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2007      1.509          1.789               --
                                                       2006      1.456          1.509               --
                                                       2005      1.330          1.456               --
                                                       2004      1.195          1.330               --
                                                       2003      1.073          1.195               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2007      1.587          1.882               --
                                                       2006      1.510          1.587               --
                                                       2005      1.390          1.510               --
                                                       2004      1.418          1.390               --
                                                       2003      1.185          1.418               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.544          1.645               --
                                                       2006      1.343          1.544               --
                                                       2005      1.306          1.343               --
                                                       2004      1.282          1.306               --
                                                       2003      1.146          1.282               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.503          1.673               --
                                                       2005      1.483          1.503               --
                                                       2004      1.325          1.483               --
                                                       2003      1.055          1.325               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.651          1.581           27,173

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.506          1.549           13,249

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.538          1.572               --
                                                       2006      1.371          1.538               --
                                                       2005      1.349          1.371               --
                                                       2004      1.256          1.349               --
                                                       2003      1.051          1.256               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.780          1.693           35,580

  LMPVET Investors Subaccount (Class I) (3/03).......  2007      1.698          1.719            4,878
                                                       2006      1.474          1.698           12,069
                                                       2005      1.420          1.474           11,934
                                                       2004      1.320          1.420            4,716
                                                       2003      0.970          1.320            4,204

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.450          1.442           13,974

  LMPVET Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2007      1.918          2.056               --
                                                       2006      1.746          1.918               --
                                                       2005      1.708          1.746               --
                                                       2004      1.523          1.708           48,483
                                                       2003      1.137          1.523            5,421

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.147          1.239               --
                                                       2006      1.093          1.147               --
                                                       2005      1.075          1.093               --
                                                       2004      1.000          1.075               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      0.993          0.981               --
                                                       2006      0.979          0.993               --
                                                       2005      0.982          0.979               --
                                                       2004      0.996          0.982               --
                                                       2003      0.999          0.996               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2007      1.721          1.800               --
                                                       2006      1.495          1.721            7,535
                                                       2005      1.475          1.495            7,535
                                                       2004      1.398          1.475            7,535
                                                       2003      1.013          1.398            7,535

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.406          1.460               --
                                                       2006      1.384          1.406               --
                                                       2005      1.350          1.384               --
                                                       2004      1.379          1.350               --
                                                       2003      1.182          1.379               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2007      1.639          1.691               --
                                                       2006      1.514          1.639               --
                                                       2005      1.414          1.514               --
                                                       2004      1.330          1.414               --
                                                       2003      1.146          1.330               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.494          1.556               --
                                                       2006      1.364          1.494               --
                                                       2005      1.351          1.364               --
                                                       2004      1.280          1.351               --
                                                       2003      1.165          1.280               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.558          1.614               --
                                                       2006      1.363          1.558               --
                                                       2005      1.355          1.363               --
                                                       2004      1.235          1.355               --
                                                       2003      1.026          1.235               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.742          1.913               --
                                                       2006      1.593          1.742               --
                                                       2005      1.510          1.593               --
                                                       2004      1.250          1.510               --
                                                       2003      1.055          1.250               --

                                      B-16

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.082          1.113               --
                                                       2005      1.070          1.082               --
                                                       2004      0.994          1.070               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.717          1.775               --
                                                       2006      1.816          1.717               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.324          1.326               --
                                                       2006      1.265          1.324               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.658          1.733               --
                                                       2006      1.576          1.658               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.718          1.720               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2007      1.183          1.141               --
                                                       2006      1.077          1.183               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.988          1.921            6,192
                                                       2006      1.817          1.988            6,192

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.659          2.109               --
                                                       2006      1.629          1.659               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.191          1.048               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.169          1.211               --
                                                       2006      1.113          1.169               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.332          1.387               --
                                                       2006      1.280          1.332               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.070          1.084               --
                                                       2006      1.001          1.070               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.065          1.043               --
                                                       2006      0.970          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.435          1.564               --
                                                       2006      1.462          1.435               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.266          2.364            4,481

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.365          1.432               --
                                                       2006      1.244          1.365               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.212          1.006               --
                                                       2006      1.003          1.212               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.099          1.156               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.525          1.560               --
                                                       2006      1.428          1.525               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2007      1.095          1.205               --
                                                       2006      1.106          1.095               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.137          1.182               --
                                                       2006      1.105          1.137               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.022          0.965               --
                                                       2006      1.003          1.022               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.498          1.757           11,628
                                                       2006      1.545          1.498           11,263

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.041          1.078               --
                                                       2006      1.009          1.041               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      0.993          1.017               --
                                                       2006      0.978          0.993               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.385          1.403           12,957
                                                       2006      1.376          1.385           12,957

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.528          1.549            4,953
                                                       2006      1.499          1.528           32,034

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.060           73,742
                                                       2006      1.002          1.053               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.065               --
                                                       2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.042          1.064               --
                                                       2006      1.002          1.042               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.047          1.065               --
                                                       2006      1.002          1.047               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.052          1.065               --
                                                       2006      1.002          1.052               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.384          1.405               --
                                                       2006      1.304          1.384           21,180

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.044          1.081               --
                                                       2006      0.996          1.044               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.129               --
                                                       2006      0.998          1.062               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.127          1.166               --
                                                       2006      1.068          1.127               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.048          1.067               --
                                                       2006      1.020          1.048               --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.972          0.978               --
                                                       2005      0.970          0.972               --
                                                       2004      0.986          0.970               --
                                                       2003      0.998          0.986               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.098          1.156               --
                                                       2005      1.065          1.098               --
                                                       2004      0.994          1.065               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.077          1.094               --
                                                       2006      1.097          1.077               --
                                                       2005      1.103          1.097               --
                                                       2004      1.039          1.103               --
                                                       2003      1.019          1.039               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2007      1.048          1.111            1,982
                                                       2006      1.036          1.048          153,923
                                                       2005      1.038          1.036          222,995
                                                       2004      1.016          1.038          210,042
                                                       2003      1.000          1.016          211,805

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2007      2.111          2.278               --
                                                       2006      1.697          2.111            8,962
                                                       2005      1.552          1.697            4,657
                                                       2004      1.371          1.552            4,754
                                                       2003      1.000          1.371            4,592

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2007      2.252          2.397               --
                                                       2006      1.971          2.252               --
                                                       2005      1.890          1.971               --
                                                       2004      1.536          1.890               --
                                                       2003      1.013          1.536               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.378          1.462               --
                                                       2005      1.300          1.378               --
                                                       2004      1.253          1.300               --
                                                       2003      1.063          1.253               --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.205          1.280               --
                                                       2005      1.232          1.205               --
                                                       2004      1.190          1.232               --
                                                       2003      1.101          1.190               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.668          1.816               --
                                                       2005      1.523          1.668               --
                                                       2004      1.342          1.523               --
                                                       2003      1.131          1.342               --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.432          1.499               --
                                                       2005      1.406          1.432           83,746
                                                       2004      1.314          1.406           83,752
                                                       2003      0.968          1.314            4,973

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.237          1.265               --
                                                       2005      1.238          1.237               --
                                                       2004      1.151          1.238               --
                                                       2003      1.007          1.151               --

  Travelers Federated Stock Subaccount (11/03).......  2006      1.422          1.467               --
                                                       2005      1.385          1.422               --
                                                       2004      1.286          1.385               --
                                                       2003      1.197          1.286               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (7/03)..............  2006      1.339          1.376               --
                                                       2005      1.265          1.339           12,957
                                                       2004      1.219          1.265           12,957
                                                       2003      1.118          1.219           25,838

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.024          1.085               --
                                                       2005      0.975          1.024               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.005          1.006               --
                                                       2005      1.000          1.005               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.034          1.067               --
                                                       2005      1.000          1.034               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.047          1.088               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.020          1.037               --
                                                       2005      1.012          1.020               --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.489          1.576               --
                                                       2005      1.364          1.489               --
                                                       2004      1.208          1.364               --
                                                       2003      1.006          1.208               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.465          1.545               --
                                                       2005      1.459          1.465           11,157
                                                       2004      1.312          1.459               --
                                                       2003      1.161          1.312               --

  Travelers MFS(R) Total Return Subaccount (3/03)....  2006      1.267          1.304               --
                                                       2005      1.263          1.267           21,180
                                                       2004      1.163          1.263           13,242
                                                       2003      1.000          1.163            8,981

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.155          1.244               --
                                                       2005      1.113          1.155               --
                                                       2004      0.994          1.113               --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.587          1.817               --
                                                       2005      1.487          1.587            6,192
                                                       2004      1.318          1.487            6,192
                                                       2003      1.085          1.318           12,320

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.350          1.428               --
                                                       2005      1.307          1.350               --
                                                       2004      1.207          1.307           43,393
                                                       2003      1.051          1.207               --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.098          1.105               --
                                                       2005      1.087          1.098               --
                                                       2004      1.014          1.087           28,951

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.022          1.009               --
                                                       2005      1.032          1.022               --
                                                       2004      1.025          1.032               --
                                                       2003      1.026          1.025               --

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.350          1.404               --
                                                       2005      1.357          1.350               --
                                                       2004      1.264          1.357               --
                                                       2003      1.071          1.264               --

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.061          1.020               --
                                                       2005      1.044          1.061               --
                                                       2004      1.007          1.044               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2007      1.714          1.631               --
                                                       2006      1.516          1.714               --
                                                       2005      1.494          1.516               --
                                                       2004      1.306          1.494               --
                                                       2003      1.114          1.306               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2007      1.351          1.480               --
                                                       2006      1.298          1.351               --
                                                       2005      1.235          1.298               --
                                                       2004      1.221          1.235               --
                                                       2003      1.129          1.221               --


* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation V.I. Portfolio was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Moderate -- Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Moderate -- Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust -- Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio was merged into Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Batterymarch Mid-Cap Stock                   Lazard Mid Cap Portfolio -- Class A
     Portfolio -- Class A
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Appreciation Portfolio -- Initial Shares     Davis Venture Value Portfolio -- Class A
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Developing Leaders Portfolio -- Initial      T. Rowe Price Small Cap Growth
     Shares                                         Portfolio -- Class B
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
JANUS ASPEN SERIES                             METROPOLITAN SERIES FUND, INC.
  Worldwide Growth Portfolio -- Service        Oppenheimer Global Equity Portfolio -- Class
     Shares                                         B

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement
                     Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm
                     Condensed Financial Information
                     Financial Statements
--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-67-68-77-89.

Name: -------------------------------------------------
Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-67-68-77-89

                        SCUDDER ADVOCATE ADVISOR ANNUITY
                  SCUDDER ADVOCATE ADVISOR-ST1 VARIABLE ANNUITY


                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT


                       SUPPLEMENT DATED NOVEMBER 24, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008



1.  COMBINATION OF SEPARATE ACCOUNTS



Effective November 24, 2008, the Company combined MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.


In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR PROSPECTUS TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.


After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same Variable Funding Option and illustrate unit values as a range.


If you have any questions, please contact us at 866-376-0389.

2.  FEE TABLES



Expenses shown in the fee tables do not include any premium taxes of up to 3.5% (see "Charges and Deductions--Premium Tax") or other taxes, which may apply.



3.  THE ANNUITY CONTRACT--THE VARIABLE FUNDING OPTIONS



Each Underlying Fund has different investment objectives and risks. THE UNDERLYING FUND PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH UNDERLYING FUND'S INVESTMENT STRATEGY, INVESTMENT ADVISERS AND ITS FEES. YOU MAY OBTAIN AN UNDERLYING FUND PROSPECTUS BY CALLING 866-376-0389 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE UNDERLYING FUNDS CAREFULLY. We do not guarantee the investment results of the Underlying Funds.



4.  OTHER INFORMATION--CONFORMITY WITH STATE AND FEDERAL LAWS



The Prospectus describes all material features and benefits of the Contract. The language in the Prospectus determines your rights under the federal securities laws.



5.  OTHER INFORMATION--THE INSURANCE COMPANY



Effective September 22, 2008, the Company is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910. Please note, however, that for the purpose of administering your Contract, the addresses indicated in the definition of "Home Office" in the Glossary remain the same.



        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                  SCUDDER ADVOCATE ADVISOR ANNUITY PROSPECTUS:

 METLIFE INSURANCE COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE ACCOUNT 2002
    METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE
                                  ACCOUNT 2002

                                 APRIL 28, 2008

This prospectus describes SCUDDER ADVOCATE ADVISOR ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AIM VARIABLE INSURANCE FUNDS -- SERIES I           Lord Abbett Growth and Income
  AIM V.I. Utilities Fund                             Portfolio -- Class B
CREDIT SUISSE TRUST                                MFS(R) Emerging Markets Equity
  Global Small Cap Portfolio                          Portfolio -- Class A
DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.     MFS(R) Research International
  --                                                  Portfolio -- Class B
  SERVICE SHARES                                   Pioneer Strategic Income Portfolio -- Class
  Dreyfus Socially Responsible Growth Fund,           E
     Inc.                                          T. Rowe Price Mid Cap Growth
DWS VARIABLE SERIES I -- CLASS B                      Portfolio -- Class B
  DWS Capital Growth VIP                           Turner Mid Cap Growth Portfolio -- Class B
  DWS Global Opportunities VIP                   METROPOLITAN SERIES FUND, INC.
  DWS Health Care VIP                              BlackRock Bond Income Portfolio -- Class B
DWS VARIABLE SERIES II -- CLASS B                  BlackRock Diversified Portfolio -- Class B
  DWS Conservative Allocation VIP                  BlackRock Large Cap Value
  DWS Dreman Small Mid Cap Value VIP                  Portfolio -- Class B
  DWS Global Thematic VIP                          BlackRock Money Market Portfolio -- Class B
  DWS Government & Agency Securities VIP           Davis Venture Value Portfolio -- Class B
  DWS Growth Allocation VIP                        FI Value Leaders Portfolio -- Class B
  DWS Moderate Allocation VIP                      MetLife Stock Index Portfolio -- Class B
  DWS Technology VIP                               MFS(R) Total Return Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MFS(R) Value Portfolio -- Class E
  BlackRock High Yield Portfolio -- Class B        T. Rowe Price Large Cap Growth
  Lazard Mid Cap Portfolio -- Class B                 Portfolio -- Class B
                                                   T. Rowe Price Small Cap Growth
                                                      Portfolio -- Class B
                                                 THE ALGER AMERICAN FUND -- CLASS S
                                                   Alger American Capital Appreciation


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 866-376-0389 or access the SEC's website (http://www.sec.gov). See Appendix D for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS






                                                                          PAGE
                                                                          ----


                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds, adjusted by applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, 408A or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                        SCUDDER ADVOCATE ADVISOR ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors the MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and the MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. Prior to December 7, 2007, MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002, except where the Contract was originally issued by MLACC, in which case, we are referring to MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each.

We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15%. We deduct the M&E charge at an annual rate of 1.55% for the Standard Death Benefit, and 1.75% for the Enhanced Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Income taxes and/or a penalty tax may apply to taxable amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "GUARANTEED INCOME SOLUTION"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

TRANSFER CHARGE.........................................   $10(1)
(assessed on transfers that exceed 12 per year)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(2)


ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.55% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                                           STANDARD DEATH BENEFIT    ENHANCED DEATH BENEFIT
                                                           ----------------------    ----------------------
Mortality and Expense Risk Charge*.....................           1.55%                     1.75%
Administrative Expense Charge..........................           0.15%                     0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL
  FEATURES SELECTED....................................           1.70%                     1.90%
Optional E.S.P. Charge.................................           0.20%                     0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED.............................................           1.90%                     2.10%
Optional GMWB I Charge (maximum upon reset)............           1.00%(3)                  1.00%(3)
Optional GMWB II Charge (maximum upon reset)...........           1.00%(3)                  1.00%(3)
Optional GMWB III Charge ..............................           0.25%                     0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED.............................................           2.70%                     2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY
  SELECTED.............................................           2.70%                     2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III
  ONLY SELECTED........................................           1.95%                     2.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I SELECTED......................................           2.90%                     3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II SELECTED.....................................           2.90%                     3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB III SELECTED....................................           2.15%                     2.35%


---------
*     We will waive the following amounts of the Mortality and Expense Risk
      Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.63% for the Subaccount investing in the MetLife Stock Index Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.34% for the Subaccount investing in the T. Rowe Price Mid Cap Growth Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.08% for the Subaccount investing in the FI Value Leaders Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.24% for the Subaccount investing in the Pioneer Strategic Income Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.10% for the Subaccount investing in the BlackRock High Yield Portfolio, and the amount, if any, equal to the underlying fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio of the Met Investors Series Trust.
(1)   We do not currently assess the transfer charge.
(2) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.
(3) The current charges for the available GMWB riders with a reset feature (see "Access to Your Money -- Guaranteed Minimum Withdrawal benefit") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 866-376-0389.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.54%      1.68%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
  AIM V.I. Utilities Fund........    0.60%         --       0.34%           --          0.94%        0.01%        0.93%(1)
CREDIT SUISSE TRUST
  Global Small Cap Portfolio.....    1.25%         --       0.33%           --          1.58%          --         1.58%
DREYFUS SOCIALLY RESPONSIBLE
  GROWTH FUND, INC. -- SERVICE
  SHARES
  Dreyfus Socially Responsible
     Growth Fund, Inc. ..........    0.75%       0.25%      0.07%           --          1.07%          --         1.07%
DWS VARIABLE SERIES I -- CLASS B
  DWS Capital Growth VIP.........    0.37%       0.25%      0.13%           --          0.75%          --         0.75%(2)
  DWS Global Opportunities VIP...    0.89%       0.25%      0.21%           --          1.35%          --         1.35%(2)
  DWS Health Care VIP............    0.67%       0.25%      0.23%           --          1.15%          --         1.15%(2)
DWS VARIABLE SERIES II -- CLASS B
  DWS Conservative Allocation
     VIP.........................    0.07%       0.25%      0.37%         0.64%         1.33%          --         1.33%(3, 4)
  DWS Dreman Small Mid Cap Value
     VIP.........................    0.64%       0.25%      0.28%           --          1.17%          --         1.17%(4)
  DWS Global Thematic VIP........    0.92%       0.25%      0.50%         0.01%         1.68%        0.22%        1.46%(4, 5)
  DWS Government & Agency
     Securities VIP..............    0.45%       0.25%      0.34%           --          1.04%          --         1.04%(4)
  DWS Growth Allocation VIP......    0.07%       0.25%      0.27%         0.73%         1.32%          --         1.32%(3, 4)
  DWS Moderate Allocation VIP....    0.07%       0.25%      0.27%         0.71%         1.30%          --         1.30%(3, 4)
  DWS Technology VIP.............    0.67%       0.25%      0.37%           --          1.29%          --         1.29%(4)
MET INVESTORS SERIES TRUST
  BlackRock High Yield
     Portfolio -- Class B........    0.60%       0.25%      0.13%           --          0.98%          --         0.98%(6)
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --         1.00%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --         0.77%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  MFS(R) Emerging Markets Equity
     Portfolio -- Class A........    1.00%         --       0.25%           --          1.25%          --         1.25%
  MFS(R) Research International
     Portfolio -- Class B........    0.70%       0.25%      0.09%           --          1.04%          --         1.04%
  Pioneer Strategic Income
     Portfolio -- Class E........    0.60%       0.15%      0.09%           --          0.84%          --         0.84%(7)
  T. Rowe Price Mid Cap Growth
     Portfolio -- Class B........    0.75%       0.25%      0.05%           --          1.05%          --         1.05%
  Turner Mid Cap Growth
     Portfolio -- Class B........    0.77%       0.25%      0.06%           --          1.08%          --         1.08%
METROPOLITAN SERIES FUND, INC.
  BlackRock Bond Income
     Portfolio -- Class B........    0.38%       0.25%      0.06%           --          0.69%        0.01%        0.68%(8)
  BlackRock Diversified
     Portfolio -- Class B........    0.44%       0.25%      0.06%           --          0.75%          --         0.75%
  BlackRock Large Cap Value
     Portfolio -- Class B........    0.68%       0.25%      0.06%           --          0.99%          --         0.99%
  BlackRock Money Market
     Portfolio -- Class B........    0.33%       0.25%      0.07%           --          0.65%        0.01%        0.64%(9)
  Davis Venture Value
     Portfolio -- Class B........    0.69%       0.25%      0.04%           --          0.98%          --         0.98%
  FI Value Leaders
     Portfolio -- Class B........    0.64%       0.25%      0.07%           --          0.96%          --         0.96%
  MetLife Stock Index
     Portfolio -- Class B........    0.25%       0.25%      0.04%           --          0.54%        0.01%        0.53%(10)
  MFS(R) Total Return
     Portfolio -- Class B........    0.53%       0.25%      0.05%           --          0.83%          --         0.83%
  MFS(R) Value Portfolio -- Class
     E...........................    0.72%       0.15%      0.05%           --          0.92%        0.07%        0.85%(11)
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B........    0.60%       0.25%      0.07%           --          0.92%          --         0.92%
  T. Rowe Price Small Cap Growth
     Portfolio -- Class B........    0.51%       0.25%      0.08%           --          0.84%          --         0.84%
THE ALGER AMERICAN FUND -- CLASS
  S
  Alger American Capital
     Appreciation................    0.81%       0.25%      0.16%           --          1.22%        0.04%        1.18%(12)


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
(1) The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit total annual fund operating expenses (excluding (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement) to 0.93% of average daily net assets. The expense limitation agreement is in effect through at least April 30, 2009.
(2) Other Expenses are based on estimated amounts for the current fiscal year. Actual expenses may be different.
(3) The Portfolio is a "fund of funds" that invests substantially all of its assets in other DWS portfolios. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.

(4) Portfolio operating expenses have been restated on an annual basis to reflect approved fee changes taking effect on May 1, 2008 and include a 0.10% administrative services fee paid to the advisor.

(5) Through April 30, 2009, the advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the portfolio so that total annual operating expenses of the portfolio will not exceed 1.45% excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest and indirect expenses of underlying DWS portfolios.
(6) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of the Class A shares of the Portfolio.
(7) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of the Class A shares of the Portfolio. The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(9) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(10) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.243%.
(11) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.
(12) Effective December 1, 2006 through November 30, 2011, the Manager has contractually agreed to waive .035% of its Advisory Fees.

EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example do not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                           END OF PERIOD SHOWN                      ANNUITIZED AT END OF PERIOD SHOWN
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........     $482       $1,447      $2,414      $4,836       $482       $1,447      $2,414      $4,836
Underlying Fund with
Minimum Total Annual
Operating Expenses.........     $369       $1,117      $1,879      $3,850       $369       $1,117      $1,879      $3,850


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Scudder Advocate Advisor Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax-deferred in the funding options of your choice. We offer multiple Variable Funding Options. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account. The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The contract is not available to new purchasers. However, you may continue to make additional Purchase Payments or transfer Contract Value among the Variable Funding Options.

Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 866-376-0389.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $15,000. You may make additional payments of at least $500 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the

Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, our ability to remove or replace an Underlying Fund may be limited by the terms of an agreement with DWS Investments ("DWS") relating to the offering under the Contract of certain Underlying Funds advised by DWS affiliates. That agreement, which was terminated on December 30, 2005, provided that we would not remove or replace as Variable Funding Options, for three years following the agreement's termination (i.e., through December 30, 2008), any of the portfolios of DWS Investments VIT Funds, DWS Variable Series I or DWS Variable Series II without the prior consent of DWS.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 866-376-0389 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
AIM V.I. Utilities Fund            The fund's investment objectives   Invesco Aim Advisors, Inc.
                                   are capital growth and income.     Subadvisers: Invesco Trimark
                                   The fund seeks to meet its         Investment Management Inc.;
                                   objective by investing, normally,  Invesco Global Asset Management
                                   at least 80% of its net assets,    (N.A.), Inc.; Invesco
                                   plus the amount of borrowings for  Institutional (N.A.), Inc.;
                                   investment purposes, in the        Invesco Senior Secured
                                   equity securities of issuers       Management, Inc.; Invesco Hong
                                   engaged primarily in utilities-    Kong Limited; Invesco Asset
                                   related industries.                Management Limited; Invesco Asset
                                                                      Management (Japan) Limited;
                                                                      Invesco Asset Management
                                                                      Deutschland, GmbH; and Invesco
                                                                      Australia Limited
CREDIT SUISSE TRUST
Global Small Cap Portfolio         Seeks long-term growth of          Credit Suisse Asset Management,
                                   capital.                           LLC
DREYFUS SOCIALLY RESPONSIBLE
  GROWTH FUND, INC. -- SERVICE
  SHARES
Dreyfus Socially Responsible       The fund seeks to provide capital  The Dreyfus Corporation
  Growth Fund, Inc.                growth, with current income as a   Subadviser: Mellon Capital
                                   secondary goal.                    Management LLC
DWS VARIABLE SERIES I -- CLASS B
DWS Capital Growth VIP             Seeks to provide long-term growth  Deutsche Investment Management
                                   of capital.                        Americas Inc.
DWS Global Opportunities VIP       Seeks above-average capital        Deutsche Investment Management
                                   appreciation over the long-term.   Americas Inc.
DWS Health Care VIP                Seeks long-term growth of          Deutsche Investment Management
                                   capital.                           Americas Inc.
DWS VARIABLE SERIES II -- CLASS B
DWS Conservative Allocation VIP    Seeks a balance of current income  Deutsche Investment Management
                                   and long-term growth of capital    Americas Inc.
                                   with an emphasis on current
                                   income.
DWS Dreman Small Mid Cap Value     Seeks long-term capital            Deutsche Investment Management
  VIP                              appreciation.                      Americas Inc.
                                                                      Subadviser: Dreman Value
                                                                      Management, L.L.C.
DWS Global Thematic VIP            Seeks long-term capital growth.    Deutsche Investment Management
                                                                      Americas Inc.
DWS Government & Agency            Seeks high current income          Deutsche Investment Management
  Securities VIP                   consistent with preservation of    Americas Inc.
                                   capital.
DWS Growth Allocation VIP          Seeks long-term growth of          Deutsche Investment Management
                                   capital.                           Americas Inc.
DWS Moderate Allocation VIP        Seeks a balance of long-term       Deutsche Investment Management
                                   growth of capital and current      Americas Inc.
                                   income with an emphasis on growth
                                   of capital.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
DWS Technology VIP                 Seeks growth of capital.           Deutsche Investment Management
                                                                      Americas Inc.
MET INVESTORS SERIES TRUST
BlackRock High Yield               Seeks to maximize total return,    Met Investors Advisory, LLC
  Portfolio -- Class B             consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class E             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
T. Rowe Price Mid Cap Growth       Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class B             capital.                           Subadviser: T. Rowe Price
                                                                      Associates, Inc.
Turner Mid Cap Growth              Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Tuner Investment
                                                                      Partners, Inc.
METROPOLITAN SERIES FUND, INC.
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class B             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
BlackRock Diversified              Seeks high total return while      MetLife Advisers, LLC
  Portfolio -- Class B             attempting to limit investment     Subadviser: BlackRock Advisors,
                                   risk and preserve capital.         LLC
BlackRock Large Cap Value          Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class B             capital.                           Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class B             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
Davis Venture Value                Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: Davis Selected
                                                                      Advisers, L.P.
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class B             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
MetLife Stock Index                Seeks to equal the performance of  MetLife Advisers, LLC
  Portfolio -- Class B             the Standard & Poor's 500(R)       Subadviser: MetLife Investment
                                   Composite Stock Price Index.       Advisors Company, LLC
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class B             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MFS(R) Value Portfolio -- Class E  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B             and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
T. Rowe Price Small Cap Growth     Seeks long-term capital growth.    MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: T. Rowe Price
                                                                      Associates, Inc.
THE ALGER AMERICAN FUND -- CLASS
  S
Alger American Capital             Seeks long-term capital            Fred Alger Management, Inc.
  Appreciation                     appreciation.


Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                             CHARGES AND DEDUCTIONS

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GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is 1.55% annually. If you choose the Enhanced Death Benefit, the M&E charge is 1.75% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

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Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., Credit Suisse Global Small Cap Portfolio, DWS Global Opportunities VIP, DWS Dreman Small Mid Cap Value VIP, BlackRock High Yield Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, and T. Rowe Price

Small Cap Growth Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. You may only have one DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the program period selected to the current funding options over the remainder of that Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA Program, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY

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Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

We may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. It is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

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TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from the Variable Funding Options, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

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Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal or beneficiary contract continuance ("Death Report Date").

There are age restrictions on certain death benefits (see The Annuity Contract section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT

If the Annuitant is less than age 80 on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greatest of a), b) or c) below, less any applicable premium tax. If the Annuitant is 80 or older on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greater of a) or b) below, less any applicable premium tax.

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

ENHANCED DEATH BENEFIT

If the Annuitant dies before the Maturity Date and before age 80, the death benefit payable as of the Death Report Date will be the greatest of (a), (b),
(c) or (d), less any applicable premium tax:

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

     d)   the Roll-Up Death Benefit Value (if any, as described below)**

If the Annuitant dies before the Maturity Date and on or after age 80, the death benefit payable as of the Death Report Date will be the greatest of (a), (b),
(c) or (d), less any applicable premium tax:

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

     d) the Roll-Up Death Benefit Value (if any, as described below)** available at the Annuitant's 80th birthday, plus any additional Purchase Payments, minus any partial surrender reductions (as described below) which occur after the Annuitant's 80th birthday

---------
* If you have elected a GMWB Rider (Guaranteed Income Solution) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

** Your Step-Up Value or your Roll-Up Death Benefit Value will be subjected to the partial surrender reduction below even if you have elected the GMWB Rider (Guaranteed Income Solution).

ADJUSTED PURCHASE PAYMENT: The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever any additional Purchase Payment(s) are made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction as described below.

STEP UP VALUE: The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a partial surrender is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described above.

ROLL UP DEATH BENEFIT VALUE: On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal (a) plus (b) minus
(c), increased by 5%, where:

     (a) is the Roll-Up Death Benefit as of the previous Contract Date anniversary

     (b)  any Purchase Payments made during the previous Contract Year

     (c) any Partial Surrender Reductions (as described below) during the previous Contract Year

On dates other than the Contract Date anniversary, the roll-up death benefit value will equal (a) plus (b) minus (c), where:

     (a) the Roll-Up Death Benefit Value on the previous Contract Date anniversary

     (b) any Purchase Payments made since the previous Contract Date anniversary

     (c) any Partial Surrender Reductions (as described below) since the previous Contract Date anniversary.

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

PARTIAL SURRENDER REDUCTION

ADJUSTED PURCHASE PAYMENT. The Partial Surrender Reduction is equal to (1) the Adjusted Purchase Payment in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

STEP-UP VALUE AND ROLL-UP VALUE. The Partial Surrender Reduction is equal to (1) the amount of the death benefit value (Step-Up or Roll-Up Value) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

The following examples apply to the Adjusted Purchase Payment, Step-Up Value or Roll-Up Value. Assume your current Contract Value is $55,000. If the current value of your death benefit is $50,000, and you decide to make a withdrawal of $10,000, we would reduce death benefit as follows:

           50,000 X (10,000/55,000) = $9,090

Your new death benefit would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If the current value of your death benefit is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the death benefit as follows:

           50,000 X (10,000/30,000) = $16,666

Your new death benefit would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE. This provision must be elected at time of application.

If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE CONTRACT DATE, 40% OF THE LESSER
OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are received and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE CONTRACT DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the initial Contract Value. Whenever an additional Purchase Payment is made, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/55,000) = $9,090

You new modified Purchase Payment would be $50,000-$9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS

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                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
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OWNER (WHO IS NOT THE         The beneficiary (ies), or if   Unless the beneficiary         Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          elects to continue the
OWNER)                        Owner's estate.                Contract rather than receive
                                                             a lump sum distribution.
--------------------------------------------------------------------------------------------------------------

OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   Unless the beneficiary         Yes
(WITH NO JOINT OWNER)         none, to the Contract          elects to continue the
                              Owner's estate.                Contract rather than receive
                                                             a lump sum distribution.
--------------------------------------------------------------------------------------------------------------

NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)
--------------------------------------------------------------------------------------------------------------

NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or,     Unless the beneficiary         Yes
IS THE ANNUITANT)             if none, to the surviving      elects to continue the
                              joint owner.                   Contract rather than receive
                                                             a lump sum distribution.
--------------------------------------------------------------------------------------------------------------

SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     Unless the spouse elects to    Yes
NOT THE ANNUITANT)                                           continue the Contract.
--------------------------------------------------------------------------------------------------------------

SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or,     Unless the spouse elects to    Yes
THE ANNUITANT)                if none, to the surviving      continue the Contract.
                              joint owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             receive the proceeds or to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE
CONTRACT OWNER)
The beneficiary (ies), or if  Unless the beneficiary         Yes
  none, to the Contract       elects to continue the
  Owner.                      Contract rather than receive
                              a lump sum distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.
--------------------------------------------------------------------------------------------------------------

ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.
--------------------------------------------------------------------------------------------------------------

ANNUITANT (WHERE OWNER IS A   The beneficiary (ies), or if                                  Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
--------------------------------------------------------------------------------------------------------------

CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)
--------------------------------------------------------------------------------------------------------------

BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------

CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


                               QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   Unless the beneficiary         Yes
                              none, to the Contract          elects to continue the
                              Owner's estate.                Contract rather than receive
                                                             a lump sum distribution.
--------------------------------------------------------------------------------------------------------------

BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------

CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. Spousal beneficiaries must choose to continue the Contract as allowed under the spousal contract continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have already begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "GUARANTEED INCOME SOLUTION")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                          Guaranteed Income         Guaranteed Income         Guaranteed Income
                                          Solution                  Solution               Solution Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 21, 2005 if         March 21, 2005 if
                                   March 21, 2005, unless    approved in your state    approved in your state.
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

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ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to the present value of remaining certain payments. The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

                              THE SEPARATE ACCOUNTS

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The Company sponsors MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002, except where the Contract was originally issued by MLACC, in which case, we are referring to MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. (See "The Insurance Company" ..) Both MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 were established on September 17, 2002 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more
IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 and its assets. Pursuant to the merger, therefore, MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 are located in the Statement of Additional Information.

The financial statements for the Separate Account MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g.

commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX A

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                         CONDENSED FINANCIAL INFORMATION

   FOR METLIFE INSURANCE COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

           SCUDDER ADVOCATE ADVISOR -- SEPARATE ACCOUNT CHARGES 1.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (6/03)...............  2007      1.838          2.180               --
                                                       2006      1.490          1.838               --
                                                       2005      1.297          1.490            1,754
                                                       2004      1.068          1.297           10,619
                                                       2003      1.000          1.068               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.160          1.166               --
                                                       2005      1.091          1.160           48,803
                                                       2004      1.064          1.091           93,454
                                                       2003      1.000          1.064           55,895

  Alger American Leveraged AllCap Subaccount (Class
  S) (6/03)..........................................  2007      1.563          2.047               --
                                                       2006      1.337          1.563               --
                                                       2005      1.191          1.337               --
                                                       2004      1.123          1.191               --
                                                       2003      1.000          1.123               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (6/03).............................................  2007      2.660          2.786               --
                                                       2006      2.041          2.660            1,583
                                                       2005      1.623          2.041            1,789
                                                       2004      1.321          1.623            2,092
                                                       2003      1.000          1.321               --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.828          1.726               --
                                                       2006      1.642          1.828               --
                                                       2005      1.438          1.642               --
                                                       2004      1.240          1.438               --
                                                       2003      1.000          1.240               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.494          1.489            4,761
                                                       2006      1.411          1.494           12,400
                                                       2005      1.318          1.411           17,640
                                                       2004      1.173          1.318           14,896
                                                       2003      1.000          1.173               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (6/03)............................  2007      1.278          1.350               --
                                                       2006      1.193          1.278               --
                                                       2005      1.174          1.193               --
                                                       2004      1.127          1.174               --
                                                       2003      1.000          1.127               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.140          1.175               --
                                                       2006      1.007          1.140            4,782
                                                       2005      1.000          1.007           27,580

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      2.211          1.818           24,510
                                                       2006      1.640          2.211           29,722
                                                       2005      1.498          1.640           48,068
                                                       2004      1.165          1.498           30,144
                                                       2003      1.000          1.165            3,070

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (7/05)..............  2007      1.022          1.043               --
                                                       2006      0.996          1.022               --
                                                       2005      1.000          0.996               --

  DWSI Capital Growth Subaccount (Class B) (6/03)....  2007      1.340          1.477           27,795
                                                       2006      1.260          1.340           32,145
                                                       2005      1.181          1.260           35,387
                                                       2004      1.117          1.181               --
                                                       2003      1.000          1.117               --

  DWSI Global Opportunities Subaccount (Class B)
  (6/03).............................................  2007      2.113          2.263            1,085
                                                       2006      1.764          2.113            5,020
                                                       2005      1.519          1.764           29,387
                                                       2004      1.255          1.519            5,780
                                                       2003      1.000          1.255            1,444

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.411          1.401            5,758
                                                       2006      1.267          1.411           29,961
                                                       2005      1.219          1.267           29,117
                                                       2004      1.129          1.219           17,169
                                                       2003      1.000          1.129            3,187

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.334          1.480          248,407
                                                       2006      1.282          1.334          248,418
                                                       2005      1.207          1.282          190,680
                                                       2004      1.125          1.207           21,844
                                                       2003      1.000          1.125               --

  DWSI International Subaccount (Class B) (6/03).....  2007      1.902          2.137           38,483
                                                       2006      1.543          1.902           38,880
                                                       2005      1.356          1.543           39,384
                                                       2004      1.186          1.356           10,335
                                                       2003      1.000          1.186            4,604

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (6/03)..........................................  2006      1.213          1.270               --
                                                       2005      1.240          1.213           58,934
                                                       2004      1.131          1.240            7,135
                                                       2003      1.000          1.131               --

  DWSII All Cap Growth Subaccount (Class B) (6/03)...  2006      1.436          1.584               --
                                                       2005      1.290          1.436               --
                                                       2004      1.177          1.290               --
                                                       2003      1.000          1.177               --

  DWSII Balanced Subaccount (Class B) (6/03).........  2007      1.228          1.261            1,919
                                                       2006      1.137          1.228            1,921
                                                       2005      1.113          1.137           10,451
                                                       2004      1.065          1.113            1,926
                                                       2003      1.000          1.065               --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.606          1.628            6,718
                                                       2006      1.418          1.606           12,501
                                                       2005      1.315          1.418           40,257
                                                       2004      1.157          1.315           25,112
                                                       2003      1.000          1.157           16,144

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.163          1.197           41,290
                                                       2006      1.087          1.163           64,115
                                                       2005      1.059          1.087           22,736
                                                       2004      1.000          1.059            1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.036          1.057          149,938
                                                       2006      1.014          1.036          162,733
                                                       2005      1.013          1.014          226,462
                                                       2004      0.990          1.013          230,267
                                                       2003      1.000          0.990          120,178

  DWSII Davis Venture Value Subaccount (Class B)
  (6/03).............................................  2007      1.533          1.570           55,009
                                                       2006      1.364          1.533           56,779
                                                       2005      1.270          1.364          108,093
                                                       2004      1.160          1.270           66,607
                                                       2003      1.000          1.160            7,313

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.598          1.536          231,297
                                                       2006      1.375          1.598          250,787
                                                       2005      1.301          1.375          278,246
                                                       2004      1.164          1.301           81,517
                                                       2003      1.000          1.164           13,919

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (6/03)..........................................  2006      1.660          2.034           29,062
                                                       2005      1.538          1.660           31,234
                                                       2004      1.246          1.538           21,154
                                                       2003      1.000          1.246            1,443

  DWSII Foreign Value Subaccount (Class B) (3/05)....  2006      1.133          1.361               --
                                                       2005      1.054          1.133           34,826

  DWSII Global Thematic Subaccount (Class B) (6/03)..  2007      2.040          2.122               --
                                                       2006      1.600          2.040               --
                                                       2005      1.328          1.600               --
                                                       2004      1.182          1.328               --
                                                       2003      1.000          1.182               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.039          1.077            1,161
                                                       2006      1.018          1.039            3,630
                                                       2005      1.013          1.018            3,695
                                                       2004      0.997          1.013            2,590
                                                       2003      1.000          0.997               --

  DWSII Growth Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.265          1.313               --
                                                       2006      1.142          1.265               --
                                                       2005      1.096          1.142               --
                                                       2004      1.000          1.096            1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.326          1.311           50,540
                                                       2006      1.225          1.326           55,971
                                                       2005      1.205          1.225           66,303
                                                       2004      1.093          1.205           50,327
                                                       2003      1.000          1.093           14,993

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.061          1.080               --
                                                       2005      1.042          1.061           47,606
                                                       2004      1.000          1.042            1,000

  DWSII Index 500 Subaccount (Class B) (6/03)........  2006      1.248          1.248               --
                                                       2005      1.226          1.248               --
                                                       2004      1.134          1.226           10,865
                                                       2003      1.000          1.134            6,711

  DWSII International Select Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.934          2.209           92,529
                                                       2006      1.573          1.934           95,524
                                                       2005      1.403          1.573          154,401
                                                       2004      1.211          1.403            6,969
                                                       2003      1.000          1.211            1,499

  DWSII Janus Growth & Income Subaccount (Class B)
  (6/03).............................................  2007      1.428          1.491            4,234
                                                       2006      1.345          1.428            4,199
                                                       2005      1.224          1.345            4,231
                                                       2004      1.121          1.224            4,736
                                                       2003      1.000          1.121            4,828

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (6/03)..........................................  2006      1.292          1.277               --
                                                       2005      1.226          1.292            2,004
                                                       2004      1.112          1.226               --
                                                       2003      1.000          1.112               --

  DWSII Large Cap Core Subaccount (Class B) (3/05)...  2006      1.151          1.276               --
                                                       2005      1.037          1.151           50,432

  DWSII Large Cap Value Subaccount (Class B) (6/03)..  2007      1.417          1.570            4,916
                                                       2006      1.253          1.417           10,817
                                                       2005      1.255          1.253           63,485
                                                       2004      1.164          1.255           49,380
                                                       2003      1.000          1.164            1,556

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (6/03).............................................  2006      1.267          1.305               --
                                                       2005      1.297          1.267           54,165
                                                       2004      1.124          1.297           41,830
                                                       2003      1.000          1.124            4,838

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Mid Cap Growth Subaccount (Class B) (6/03)...  2007      1.456          1.544              591
                                                       2006      1.339          1.456              592
                                                       2005      1.188          1.339              593
                                                       2004      1.166          1.188               --
                                                       2003      1.000          1.166               --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.214          1.254           20,572
                                                       2006      1.113          1.214           20,596
                                                       2005      1.077          1.113          182,071
                                                       2004      1.000          1.077            1,000

  DWSII Money Market Subaccount (Class B) (6/03).....  2007      1.011          1.040           75,981
                                                       2006      0.987          1.011           77,712
                                                       2005      0.980          0.987           87,533
                                                       2004      0.992          0.980           37,780
                                                       2003      1.000          0.992               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (6/03).............................................  2006      1.113          1.137               --
                                                       2005      1.185          1.113            2,957
                                                       2004      1.195          1.185            3,041
                                                       2003      1.000          1.195               --

  DWSII Small Cap Growth Subaccount (Class B)
  (6/03).............................................  2007      1.333          1.386           10,295
                                                       2006      1.293          1.333           12,689
                                                       2005      1.233          1.293           13,130
                                                       2004      1.134          1.233            8,702
                                                       2003      1.000          1.134            1,591

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.125          1.162           61,048
                                                       2006      1.052          1.125           63,442
                                                       2005      1.050          1.052           76,487
                                                       2004      0.986          1.050           56,474
                                                       2003      1.000          0.986           16,555

  DWSII Technology Subaccount (Class B) (6/03).......  2007      1.218          1.363               --
                                                       2006      1.233          1.218            1,934
                                                       2005      1.215          1.233            1,715
                                                       2004      1.217          1.215            1,663
                                                       2003      1.000          1.217               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (6/03).............................................  2007      1.509          1.856               --
                                                       2006      1.445          1.509               --
                                                       2005      1.321          1.445            3,623
                                                       2004      1.214          1.321           21,088
                                                       2003      1.000          1.214               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.768          3.486               --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (1/70).............................................  2007      1.071          1.096           17,354
                                                       2006      1.000          1.071           39,930




           SCUDDER ADVOCATE ADVISOR -- SEPARATE ACCOUNT CHARGES 2.60%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (6/03)...............  2007      1.780          2.092             --
                                                       2006      1.456          1.780             --
                                                       2005      1.279          1.456             --
                                                       2004      1.063          1.279             --
                                                       2003      1.000          1.063             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.133          1.136             --
                                                       2005      1.075          1.133             --
                                                       2004      1.059          1.075             --
                                                       2003      1.000          1.059             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (6/03)..........................................  2007      1.514          1.965             --
                                                       2006      1.306          1.514             --
                                                       2005      1.174          1.306             --
                                                       2004      1.117          1.174             --
                                                       2003      1.000          1.117             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (6/03).............................................  2007      2.576          2.690             --
                                                       2006      1.995          2.576             --
                                                       2005      1.600          1.995             --
                                                       2004      1.315          1.600             --
                                                       2003      1.000          1.315             --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.770          1.657             --
                                                       2006      1.605          1.770             --
                                                       2005      1.418          1.605             --
                                                       2004      1.234          1.418             --
                                                       2003      1.000          1.234             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.447          1.429             --
                                                       2006      1.379          1.447             --
                                                       2005      1.299          1.379             --
                                                       2004      1.167          1.299             --
                                                       2003      1.000          1.167             --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (6/03)............................  2007      1.238          1.296             --
                                                       2006      1.166          1.238             --
                                                       2005      1.158          1.166             --
                                                       2004      1.121          1.158             --
                                                       2003      1.000          1.121             --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.127          1.151             --
                                                       2006      1.004          1.127             --
                                                       2005      1.000          1.004             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      2.141          1.745             --
                                                       2006      1.602          2.141             --
                                                       2005      1.477          1.602             --
                                                       2004      1.160          1.477             --
                                                       2003      1.000          1.160             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (7/05)..............  2007      1.009          1.020             --
                                                       2006      0.992          1.009             --
                                                       2005      1.000          0.992             --

  DWSI Capital Growth Subaccount (Class B) (6/03)....  2007      1.298          1.418             --
                                                       2006      1.231          1.298             --
                                                       2005      1.164          1.231             --
                                                       2004      1.111          1.164             --
                                                       2003      1.000          1.111             --

  DWSI Global Opportunities Subaccount (Class B)
  (6/03).............................................  2007      2.047          2.172             --
                                                       2006      1.723          2.047             --
                                                       2005      1.498          1.723             --
                                                       2004      1.249          1.498             --
                                                       2003      1.000          1.249             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.367          1.345             --
                                                       2006      1.238          1.367             --
                                                       2005      1.202          1.238             --
                                                       2004      1.123          1.202             --
                                                       2003      1.000          1.123             --

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.292          1.420             --
                                                       2006      1.253          1.292             --
                                                       2005      1.190          1.253             --
                                                       2004      1.119          1.190             --
                                                       2003      1.000          1.119             --

  DWSI International Subaccount (Class B) (6/03).....  2007      1.843          2.051             --
                                                       2006      1.507          1.843             --
                                                       2005      1.337          1.507             --
                                                       2004      1.180          1.337             --
                                                       2003      1.000          1.180             --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (6/03)..........................................  2006      1.186          1.234             --
                                                       2005      1.223          1.186             --
                                                       2004      1.125          1.223             --
                                                       2003      1.000          1.125             --

  DWSII All Cap Growth Subaccount (Class B) (6/03)...  2006      1.403          1.535             --
                                                       2005      1.272          1.403             --
                                                       2004      1.171          1.272             --
                                                       2003      1.000          1.171             --

  DWSII Balanced Subaccount (Class B) (6/03).........  2007      1.189          1.210             --
                                                       2006      1.111          1.189             --
                                                       2005      1.098          1.111             --
                                                       2004      1.059          1.098             --
                                                       2003      1.000          1.059             --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.555          1.563             --
                                                       2006      1.386          1.555             --
                                                       2005      1.296          1.386             --
                                                       2004      1.151          1.296             --
                                                       2003      1.000          1.151             --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.138          1.161             --
                                                       2006      1.074          1.138             --
                                                       2005      1.056          1.074             --
                                                       2004      1.000          1.056             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.003          1.014             --
                                                       2006      0.991          1.003             --
                                                       2005      0.999          0.991             --
                                                       2004      0.985          0.999             --
                                                       2003      1.000          0.985             --

  DWSII Davis Venture Value Subaccount (Class B)
  (6/03).............................................  2007      1.485          1.507             --
                                                       2006      1.333          1.485             --
                                                       2005      1.252          1.333             --
                                                       2004      1.154          1.252             --
                                                       2003      1.000          1.154             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.548          1.475             --
                                                       2006      1.344          1.548             --
                                                       2005      1.282          1.344             --
                                                       2004      1.158          1.282             --
                                                       2003      1.000          1.158             --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (6/03)..........................................  2006      1.622          1.970             --
                                                       2005      1.517          1.622             --
                                                       2004      1.240          1.517             --
                                                       2003      1.000          1.240             --

  DWSII Foreign Value Subaccount (Class B) (3/05)....  2006      1.122          1.336             --
                                                       2005      1.077          1.122             --

  DWSII Global Thematic Subaccount (Class B) (6/03)..  2007      1.975          2.037             --
                                                       2006      1.564          1.975             --
                                                       2005      1.310          1.564             --
                                                       2004      1.176          1.310             --
                                                       2003      1.000          1.176             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.006          1.034             --
                                                       2006      0.995          1.006             --
                                                       2005      0.999          0.995             --
                                                       2004      0.992          0.999             --
                                                       2003      1.000          0.992             --

  DWSII Growth Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.239          1.274             --
                                                       2006      1.128          1.239             --
                                                       2005      1.092          1.128             --
                                                       2004      1.000          1.092             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.284          1.258             --
                                                       2006      1.197          1.284             --
                                                       2005      1.188          1.197             --
                                                       2004      1.088          1.188             --
                                                       2003      1.000          1.088             --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.048          1.060             --
                                                       2005      1.039          1.048             --
                                                       2004      1.000          1.039             --

  DWSII Index 500 Subaccount (Class B) (6/03)........  2006      1.223          1.223             --
                                                       2005      1.209          1.223             --
                                                       2004      1.128          1.209             --
                                                       2003      1.000          1.128             --

  DWSII International Select Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.873          2.120             --
                                                       2006      1.537          1.873             --
                                                       2005      1.384          1.537             --
                                                       2004      1.205          1.384             --
                                                       2003      1.000          1.205             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (6/03).............................................  2007      1.383          1.431             --
                                                       2006      1.314          1.383             --
                                                       2005      1.207          1.314             --
                                                       2004      1.115          1.207             --
                                                       2003      1.000          1.115             --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (6/03)..........................................  2006      1.262          1.238             --
                                                       2005      1.209          1.262             --
                                                       2004      1.106          1.209             --
                                                       2003      1.000          1.106             --

  DWSII Large Cap Core Subaccount (Class B) (3/05)...  2006      1.140          1.253             --
                                                       2005      1.061          1.140             --

  DWSII Large Cap Value Subaccount (Class B) (6/03)..  2007      1.372          1.507             --
                                                       2006      1.225          1.372             --
                                                       2005      1.237          1.225             --
                                                       2004      1.158          1.237             --
                                                       2003      1.000          1.158             --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (6/03).............................................  2006      1.239          1.267             --
                                                       2005      1.279          1.239             --
                                                       2004      1.118          1.279             --
                                                       2003      1.000          1.118             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Mid Cap Growth Subaccount (Class B) (6/03)...  2007      1.410          1.482             --
                                                       2006      1.309          1.410             --
                                                       2005      1.172          1.309             --
                                                       2004      1.161          1.172             --
                                                       2003      1.000          1.161             --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.188          1.216             --
                                                       2006      1.099          1.188             --
                                                       2005      1.074          1.099             --
                                                       2004      1.000          1.074             --

  DWSII Money Market Subaccount (Class B) (6/03).....  2007      0.979          0.998             --
                                                       2006      0.964          0.979             --
                                                       2005      0.966          0.964             --
                                                       2004      0.987          0.966             --
                                                       2003      1.000          0.987             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (6/03).............................................  2006      1.088          1.102             --
                                                       2005      1.169          1.088             --
                                                       2004      1.189          1.169             --
                                                       2003      1.000          1.189             --

  DWSII Small Cap Growth Subaccount (Class B)
  (6/03).............................................  2007      1.291          1.330             --
                                                       2006      1.264          1.291             --
                                                       2005      1.215          1.264             --
                                                       2004      1.128          1.215             --
                                                       2003      1.000          1.128             --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.090          1.115             --
                                                       2006      1.028          1.090             --
                                                       2005      1.035          1.028             --
                                                       2004      0.981          1.035             --
                                                       2003      1.000          0.981             --

  DWSII Technology Subaccount (Class B) (6/03).......  2007      1.179          1.308             --
                                                       2006      1.205          1.179             --
                                                       2005      1.198          1.205             --
                                                       2004      1.211          1.198             --
                                                       2003      1.000          1.211             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (6/03).............................................  2007      1.461          1.781             --
                                                       2006      1.412          1.461             --
                                                       2005      1.303          1.412             --
                                                       2004      1.208          1.303             --
                                                       2003      1.000          1.208             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.673          3.346             --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (1/70).............................................  2007      1.064          1.079             --
                                                       2006      1.000          1.064             --




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 04/29/2005, Scudder Variable Series I-21st Century Growth Portfolio merged into Scudder Variable Series II-Scudder Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-Scudder Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Eagle Focused Large Cap Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Focused Vale and Growth Portfolio merged into Scudder Variable Series I-Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 09/19/2005, Scudder Variable Series II-SVS Index 500 Portfolio merged into Scudder Investments VIT Funds-Scudder VIT Equity Index 500 Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, The Alger American Fund-Alger American Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Dreman Financial Services VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Income Allocation VIP merged into DWS Variable Series II-DWS Conservative Allocation VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS MFS(R) Strategic Value VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Janus Growth Opportunities VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Legg Mason Aggressive Growth VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Mercury Large Cap Core VIP merged into DWS Variable Series I-DWS Growth & Income VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Oak Strategic Equity VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Templeton Foreign Value VIP merged into DWS Variable Series I-DWS International VIP and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

FOR METLIFE LIFE AND ANNUITY COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT
                                      2002
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

           SCUDDER ADVOCATE ADVISOR -- SEPARATE ACCOUNT CHARGES 1.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2007      1.838          2.180             11,985
                                                       2006      1.490          1.838             12,377
                                                       2005      1.297          1.490              3,598
                                                       2004      1.068          1.297             94,811
                                                       2003      1.000          1.068                 --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.160          1.166                 --
                                                       2005      1.091          1.160             58,749
                                                       2004      1.064          1.091             85,199
                                                       2003      1.000          1.064             31,739

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2007      1.563          2.047             28,256
                                                       2006      1.337          1.563             39,716
                                                       2005      1.191          1.337             40,201
                                                       2004      1.123          1.191             35,593
                                                       2003      1.000          1.123             28,086

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2007      2.660          2.786                 --
                                                       2006      2.041          2.660             32,265
                                                       2005      1.623          2.041             37,960
                                                       2004      1.321          1.623             50,211
                                                       2003      1.000          1.321              8,699

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2007      1.828          1.726                 --
                                                       2006      1.642          1.828                 --
                                                       2005      1.438          1.642                 --
                                                       2004      1.240          1.438                 --
                                                       2003      1.000          1.240                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2007      1.494          1.489             50,183
                                                       2006      1.411          1.494             57,078
                                                       2005      1.318          1.411             61,297
                                                       2004      1.173          1.318             89,205
                                                       2003      1.000          1.173             18,930

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2007      1.278          1.350                 --
                                                       2006      1.193          1.278                 --
                                                       2005      1.174          1.193                 --
                                                       2004      1.127          1.174                 --
                                                       2003      1.000          1.127                 --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.140          1.175             13,270
                                                       2006      1.007          1.140             29,257
                                                       2005      1.000          1.007             54,226

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2007      2.211          1.818             32,611
                                                       2006      1.640          2.211            106,715
                                                       2005      1.498          1.640            108,941
                                                       2004      1.165          1.498            160,129
                                                       2003      1.000          1.165             24,895

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2007      1.022          1.043                 --
                                                       2006      0.996          1.022                 --
                                                       2005      1.000          0.996                 --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.340          1.477            122,954
                                                       2006      1.260          1.340            148,238
                                                       2005      1.181          1.260            106,453
                                                       2004      1.117          1.181             69,503
                                                       2003      1.000          1.117             43,222

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      2.113          2.263             67,048
                                                       2006      1.764          2.113             71,666
                                                       2005      1.519          1.764             84,628
                                                       2004      1.255          1.519             32,968
                                                       2003      1.000          1.255                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2007      1.411          1.401             23,303
                                                       2006      1.267          1.411             33,808
                                                       2005      1.219          1.267             37,703
                                                       2004      1.129          1.219             41,930
                                                       2003      1.000          1.129              8,395

  DWSI Health Care Subaccount (Class B) (7/03).......  2007      1.334          1.480             40,104
                                                       2006      1.282          1.334             42,575
                                                       2005      1.207          1.282             44,953
                                                       2004      1.125          1.207             50,381
                                                       2003      1.000          1.125                979

  DWSI International Subaccount (Class B) (7/03).....  2007      1.902          2.137             52,204
                                                       2006      1.543          1.902             62,053
                                                       2005      1.356          1.543             59,640
                                                       2004      1.186          1.356             65,534
                                                       2003      1.000          1.186              9,693

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.213          1.270                 --
                                                       2005      1.240          1.213             63,695
                                                       2004      1.131          1.240             74,749
                                                       2003      1.000          1.131                980

  DWSII All Cap Growth Subaccount (Class B) (9/03)...  2006      1.436          1.584                 --
                                                       2005      1.290          1.436              1,989
                                                       2004      1.177          1.290              1,931
                                                       2003      1.000          1.177              1,830

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.228          1.261             12,770
                                                       2006      1.137          1.228             32,419
                                                       2005      1.113          1.137             40,371
                                                       2004      1.065          1.113             44,382
                                                       2003      1.000          1.065             21,045

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2007      1.606          1.628             86,554
                                                       2006      1.418          1.606            124,416
                                                       2005      1.315          1.418            146,995
                                                       2004      1.157          1.315             84,360
                                                       2003      1.000          1.157             43,123

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2007      1.163          1.197            128,437
                                                       2006      1.087          1.163            160,594
                                                       2005      1.059          1.087            177,563
                                                       2004      1.021          1.059             53,007

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2007      1.036          1.057            246,461
                                                       2006      1.014          1.036            261,284
                                                       2005      1.013          1.014            309,909
                                                       2004      0.990          1.013            381,073
                                                       2003      1.000          0.990            201,066

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.533          1.570            127,082
                                                       2006      1.364          1.533            193,847
                                                       2005      1.270          1.364            187,198
                                                       2004      1.160          1.270            115,984
                                                       2003      1.000          1.160             33,080

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.598          1.536            377,951
                                                       2006      1.375          1.598            439,725
                                                       2005      1.301          1.375            409,130
                                                       2004      1.164          1.301            325,736
                                                       2003      1.000          1.164            154,871

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.660          2.034            211,426
                                                       2005      1.538          1.660            219,940
                                                       2004      1.246          1.538            212,641
                                                       2003      1.000          1.246             75,127

  DWSII Foreign Value Subaccount (Class B) (11/04)...  2006      1.133          1.361                 --
                                                       2005      1.054          1.133              3,252
                                                       2004      1.000          1.054              1,000

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      2.040          2.122             12,799
                                                       2006      1.600          2.040             20,333
                                                       2005      1.328          1.600             25,135
                                                       2004      1.182          1.328             18,735
                                                       2003      1.000          1.182                 --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2007      1.039          1.077            138,668
                                                       2006      1.018          1.039            169,277
                                                       2005      1.013          1.018            176,925
                                                       2004      0.997          1.013            183,439
                                                       2003      1.000          0.997            127,781

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2007      1.265          1.313             12,440
                                                       2006      1.142          1.265             12,769
                                                       2005      1.096          1.142             13,024
                                                       2004      1.033          1.096             13,315

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII High Income Subaccount (Class B) (7/03)......  2007      1.326          1.311            138,280
                                                       2006      1.225          1.326            365,213
                                                       2005      1.205          1.225            372,453
                                                       2004      1.093          1.205            636,604
                                                       2003      1.000          1.093          1,510,883

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.061          1.080                 --
                                                       2005      1.042          1.061             13,816
                                                       2004      1.018          1.042             13,511

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.248          1.248                 --
                                                       2005      1.226          1.248                 --
                                                       2004      1.134          1.226             63,446
                                                       2003      1.000          1.134             20,870

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.934          2.209             68,607
                                                       2006      1.573          1.934             91,050
                                                       2005      1.403          1.573            103,087
                                                       2004      1.211          1.403             97,924
                                                       2003      1.000          1.211             70,201

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2007      1.428          1.491             54,372
                                                       2006      1.345          1.428             54,276
                                                       2005      1.224          1.345             51,788
                                                       2004      1.121          1.224             34,614
                                                       2003      1.000          1.121             25,012

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.292          1.277                 --
                                                       2005      1.226          1.292             22,096
                                                       2004      1.112          1.226                 --
                                                       2003      1.000          1.112                 --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.151          1.276                 --
                                                       2005      1.037          1.151                 --
                                                       2004      1.000          1.037              1,000

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.417          1.570             47,114
                                                       2006      1.253          1.417            142,104
                                                       2005      1.255          1.253            152,247
                                                       2004      1.164          1.255            200,685
                                                       2003      1.000          1.164             26,676

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.267          1.305                 --
                                                       2005      1.297          1.267             21,301
                                                       2004      1.124          1.297             21,665
                                                       2003      1.000          1.124              3,423

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2007      1.456          1.544                 --
                                                       2006      1.339          1.456              4,760
                                                       2005      1.188          1.339              4,613
                                                       2004      1.166          1.188              5,292
                                                       2003      1.000          1.166              5,251

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.214          1.254             13,115
                                                       2006      1.113          1.214             13,198
                                                       2005      1.077          1.113             13,310
                                                       2004      1.020          1.077             13,392

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.011          1.040         11,487,269
                                                       2006      0.987          1.011         11,538,803
                                                       2005      0.980          0.987         12,145,122
                                                       2004      0.992          0.980         11,905,182
                                                       2003      1.000          0.992         12,034,682

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.113          1.137                 --
                                                       2005      1.185          1.113             86,474
                                                       2004      1.195          1.185             93,406
                                                       2003      1.000          1.195              7,067

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.333          1.386             21,606
                                                       2006      1.293          1.333             27,060
                                                       2005      1.233          1.293             30,796
                                                       2004      1.134          1.233             26,687
                                                       2003      1.000          1.134             96,300

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2007      1.125          1.162             20,145
                                                       2006      1.052          1.125             44,001
                                                       2005      1.050          1.052             68,395
                                                       2004      0.986          1.050             75,038
                                                       2003      1.000          0.986             13,436

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.218          1.363             95,116
                                                       2006      1.233          1.218            103,347
                                                       2005      1.215          1.233            102,153
                                                       2004      1.217          1.215             62,184
                                                       2003      1.000          1.217             73,874

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.509          1.856             18,243
                                                       2006      1.445          1.509             92,984
                                                       2005      1.321          1.445             96,725
                                                       2004      1.214          1.321             89,683
                                                       2003      1.000          1.214             19,703

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.768          3.486             25,896

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (1/70).............................................  2007      1.071          1.096             53,560
                                                       2006      1.000          1.071             67,803




           SCUDDER ADVOCATE ADVISOR -- SEPARATE ACCOUNT CHARGES 2.60%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2007      1.780          2.092             --
                                                       2006      1.456          1.780             --
                                                       2005      1.279          1.456             --
                                                       2004      1.063          1.279             --
                                                       2003      0.974          1.063             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.133          1.136             --
                                                       2005      1.075          1.133             --
                                                       2004      1.059          1.075             --
                                                       2003      1.010          1.059             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2007      1.514          1.965             --
                                                       2006      1.306          1.514             --
                                                       2005      1.174          1.306             --
                                                       2004      1.117          1.174             --
                                                       2003      1.069          1.117             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2007      2.576          2.690             --
                                                       2006      1.995          2.576             --
                                                       2005      1.600          1.995             --
                                                       2004      1.315          1.600             --
                                                       2003      1.187          1.315             --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2007      1.770          1.657             --
                                                       2006      1.605          1.770             --
                                                       2005      1.418          1.605             --
                                                       2004      1.234          1.418             --
                                                       2003      1.157          1.234             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2007      1.447          1.429             --
                                                       2006      1.379          1.447             --
                                                       2005      1.299          1.379             --
                                                       2004      1.167          1.299             --
                                                       2003      1.045          1.167             --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2007      1.238          1.296             --
                                                       2006      1.166          1.238             --
                                                       2005      1.158          1.166             --
                                                       2004      1.121          1.158             --
                                                       2003      1.100          1.121             --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.127          1.151             --
                                                       2006      1.004          1.127             --
                                                       2005      1.000          1.004             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2007      2.141          1.745             --
                                                       2006      1.602          2.141             --
                                                       2005      1.477          1.602             --
                                                       2004      1.160          1.477             --
                                                       2003      1.013          1.160             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2007      1.009          1.020             --
                                                       2006      0.992          1.009             --
                                                       2005      1.000          0.992             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.298          1.418             --
                                                       2006      1.231          1.298             --
                                                       2005      1.164          1.231             --
                                                       2004      1.111          1.164             --
                                                       2003      1.014          1.111             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      2.047          2.172             --
                                                       2006      1.723          2.047             --
                                                       2005      1.498          1.723             --
                                                       2004      1.249          1.498             --
                                                       2003      1.023          1.249             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2007      1.367          1.345             --
                                                       2006      1.238          1.367             --
                                                       2005      1.202          1.238             --
                                                       2004      1.123          1.202             --
                                                       2003      1.017          1.123             --

  DWSI Health Care Subaccount (Class B) (7/03).......  2007      1.292          1.420             --
                                                       2006      1.253          1.292             --
                                                       2005      1.190          1.253             --
                                                       2004      1.119          1.190             --
                                                       2003      1.016          1.119             --

  DWSI International Subaccount (Class B) (7/03).....  2007      1.843          2.051             --
                                                       2006      1.507          1.843             --
                                                       2005      1.337          1.507             --
                                                       2004      1.180          1.337             --
                                                       2003      0.988          1.180             --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.186          1.234             --
                                                       2005      1.223          1.186             --
                                                       2004      1.125          1.223             --
                                                       2003      1.025          1.125             --

  DWSII All Cap Growth Subaccount (Class B) (9/03)...  2006      1.403          1.535             --
                                                       2005      1.272          1.403             --
                                                       2004      1.171          1.272             --
                                                       2003      1.070          1.171             --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.189          1.210             --
                                                       2006      1.111          1.189             --
                                                       2005      1.098          1.111             --
                                                       2004      1.059          1.098             --
                                                       2003      0.997          1.059             --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2007      1.555          1.563             --
                                                       2006      1.386          1.555             --
                                                       2005      1.296          1.386             --
                                                       2004      1.151          1.296             --
                                                       2003      1.014          1.151             --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2007      1.138          1.161             --
                                                       2006      1.074          1.138             --
                                                       2005      1.056          1.074             --
                                                       2004      1.019          1.056             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2007      1.003          1.014             --
                                                       2006      0.991          1.003             --
                                                       2005      0.999          0.991             --
                                                       2004      0.985          0.999             --
                                                       2003      0.993          0.985             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.485          1.507             --
                                                       2006      1.333          1.485             --
                                                       2005      1.252          1.333             --
                                                       2004      1.154          1.252             --
                                                       2003      1.004          1.154             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.548          1.475             --
                                                       2006      1.344          1.548             --
                                                       2005      1.282          1.344             --
                                                       2004      1.158          1.282             --
                                                       2003      1.031          1.158             --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.622          1.970             --
                                                       2005      1.517          1.622             --
                                                       2004      1.240          1.517             --
                                                       2003      1.038          1.240             --

  DWSII Foreign Value Subaccount (Class B) (11/04)...  2006      1.122          1.336             --
                                                       2005      1.053          1.122             --
                                                       2004      1.000          1.053             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      1.975          2.037             --
                                                       2006      1.564          1.975             --
                                                       2005      1.310          1.564             --
                                                       2004      1.176          1.310             --
                                                       2003      1.030          1.176             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2007      1.006          1.034             --
                                                       2006      0.995          1.006             --
                                                       2005      0.999          0.995             --
                                                       2004      0.992          0.999             --
                                                       2003      0.997          0.992             --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2007      1.239          1.274             --
                                                       2006      1.128          1.239             --
                                                       2005      1.092          1.128             --
                                                       2004      1.031          1.092             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII High Income Subaccount (Class B) (7/03)......  2007      1.284          1.258             --
                                                       2006      1.197          1.284             --
                                                       2005      1.188          1.197             --
                                                       2004      1.088          1.188             --
                                                       2003      1.010          1.088             --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.048          1.060             --
                                                       2005      1.039          1.048             --
                                                       2004      1.016          1.039             --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.223          1.223             --
                                                       2005      1.209          1.223             --
                                                       2004      1.128          1.209             --
                                                       2003      1.059          1.128             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.873          2.120             --
                                                       2006      1.537          1.873             --
                                                       2005      1.384          1.537             --
                                                       2004      1.205          1.384             --
                                                       2003      0.994          1.205             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2007      1.383          1.431             --
                                                       2006      1.314          1.383             --
                                                       2005      1.207          1.314             --
                                                       2004      1.115          1.207             --
                                                       2003      1.001          1.115             --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.262          1.238             --
                                                       2005      1.209          1.262             --
                                                       2004      1.106          1.209             --
                                                       2003      1.058          1.106             --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.140          1.253             --
                                                       2005      1.036          1.140             --
                                                       2004      1.000          1.036             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.372          1.507             --
                                                       2006      1.225          1.372             --
                                                       2005      1.237          1.225             --
                                                       2004      1.158          1.237             --
                                                       2003      1.013          1.158             --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.239          1.267             --
                                                       2005      1.279          1.239             --
                                                       2004      1.118          1.279             --
                                                       2003      1.024          1.118             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2007      1.410          1.482             --
                                                       2006      1.309          1.410             --
                                                       2005      1.172          1.309             --
                                                       2004      1.161          1.172             --
                                                       2003      1.033          1.161             --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.188          1.216             --
                                                       2006      1.099          1.188             --
                                                       2005      1.074          1.099             --
                                                       2004      1.019          1.074             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      0.979          0.998             --
                                                       2006      0.964          0.979             --
                                                       2005      0.966          0.964             --
                                                       2004      0.987          0.966             --
                                                       2003      0.997          0.987             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.088          1.102             --
                                                       2005      1.169          1.088             --
                                                       2004      1.189          1.169             --
                                                       2003      1.008          1.189             --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.291          1.330             --
                                                       2006      1.264          1.291             --
                                                       2005      1.215          1.264             --
                                                       2004      1.128          1.215             --
                                                       2003      1.015          1.128             --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2007      1.090          1.115             --
                                                       2006      1.028          1.090             --
                                                       2005      1.035          1.028             --
                                                       2004      0.981          1.035             --
                                                       2003      0.984          0.981             --

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.179          1.308             --
                                                       2006      1.205          1.179             --
                                                       2005      1.198          1.205             --
                                                       2004      1.211          1.198             --
                                                       2003      1.007          1.211             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.461          1.781             --
                                                       2006      1.412          1.461             --
                                                       2005      1.303          1.412             --
                                                       2004      1.208          1.303             --
                                                       2003      1.026          1.208             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.673          3.346             --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (1/70).............................................  2007      1.064          1.079             --
                                                       2006      1.000          1.064             --




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 04/29/2005, Scudder Variable Series I-21st Century Growth Portfolio merged into Scudder Variable Series II-Scudder Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-Scudder Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Eagle Focused Large Cap Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Focused Vale and Growth Portfolio merged into Scudder Variable Series I-Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 09/19/2005, Scudder Variable Series II-SVS Index 500 Portfolio merged into Scudder Investments VIT Funds-Scudder VIT Equity Index 500 Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, The Alger American Fund-Alger American Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Dreman Financial Services VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Income Allocation VIP merged into DWS Variable Series II-DWS Conservative Allocation VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS MFS(R) Strategic Value VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Janus Growth Opportunities VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Legg Mason Aggressive Growth VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Mercury Large Cap Core VIP merged into DWS Variable Series I-DWS Growth & Income VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Oak Strategic Equity VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Templeton Foreign Value VIP merged into DWS Variable Series I-DWS International VIP and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
ALGER VARIABLE INSURANCE FUNDS                 THE ALGER AMERICAN FUND
  Alger American Leveraged AllCap              Alger American Capital Appreciation -- Class
     Portfolio -- Class S                           S


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class E            MFS(R) Value Portfolio -- Class E


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS                  MET INVESTORS SERIES TRUST
  Mid Cap Stock Portfolio -- Service Shares    Lazard Mid Cap Portfolio -- Class B
DWS INVESTMENTS VIT FUNDS                      METROPOLITAN SERIES FUND, INC.
  DWS Equity 500 Index VIP -- Class B2         MetLife Stock Index Portfolio -- Class B
DWS VARIABLE SERIES I                          METROPOLITAN SERIES FUND, INC.
  DWS Bond VIP -- Class B                      BlackRock Bond Income Portfolio -- Class B
DWS VARIABLE SERIES I                          MET INVESTORS SERIES TRUST
  DWS Growth & Income VIP -- Class B           Lord Abbett Growth and Income
                                                    Portfolio -- Class B
DWS VARIABLE SERIES I                          MET INVESTORS SERIES TRUST
  DWS International VIP -- Class B             MFS(R) Research International
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Balanced VIP -- Class B                  BlackRock Diversified Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Blue Chip VIP -- Class B                 FI Value Leaders Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Core Fixed Income VIP -- Class B         BlackRock Bond Income Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Davis Venture Value VIP -- Class B       Davis Venture Value Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Dreman High Return Equity VIP -- Class   BlackRock Large Cap Value Portfolio -- Class
     B                                              B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS High Income VIP -- Class B               BlackRock High Yield Portfolio -- Class B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS International Select Equity              MFS(R) Research International
     VIP -- Class B                                 Portfolio -- Class B

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Janus Growth & Income VIP -- Class B     T. Rowe Price Large Cap Growth
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST*
  DWS Large Cap Value VIP -- Class B           MFS(R) Value Portfolio -- Class E*
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Mid Cap Growth VIP -- Class B            T. Rowe Price Mid Cap Growth
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Money Market VIP -- Class B              BlackRock Money Market Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Small Cap Growth VIP -- Class B          T. Rowe Price Small Cap Growth
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Strategic Income VIP -- Class B          Pioneer Strategic Income Portfolio -- Class E
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Turner Mid Cap Growth VIP -- Class B     Turner Mid Cap Growth Portfolio -- Class B


* Note that this new underlying fund is subject to a merger as described above.

                                   APPENDIX D

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-67-68-77-89.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-67-68-77-89

            SCUDDER ADVOCATE ADVISOR-ST1 VARIABLE ANNUITY PROSPECTUS:

 METLIFE INSURANCE COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE ACCOUNT 2002
    METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE
                                  ACCOUNT 2002

                                 APRIL 28, 2008

This prospectus describes SCUDDER ADVOCATE ADVISOR-ST1 VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AIM VARIABLE INSURANCE FUNDS -- SERIES I           Lord Abbett Growth and Income
  AIM V.I. Utilities Fund                             Portfolio -- Class B
CREDIT SUISSE TRUST                                MFS(R) Emerging Markets Equity
  Global Small Cap Portfolio                          Portfolio -- Class A
DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.     MFS(R) Research International
  --                                                  Portfolio -- Class B
  SERVICE SHARES                                   Pioneer Strategic Income Portfolio -- Class
  Dreyfus Socially Responsible Growth Fund,           E
     Inc.                                          T. Rowe Price Mid Cap Growth
DWS VARIABLE SERIES I -- CLASS B                      Portfolio -- Class B
  DWS Capital Growth VIP                           Turner Mid Cap Growth Portfolio -- Class B
  DWS Global Opportunities VIP                   METROPOLITAN SERIES FUND, INC.
  DWS Health Care VIP                              BlackRock Bond Income Portfolio -- Class B
DWS VARIABLE SERIES II -- CLASS B                  BlackRock Diversified Portfolio -- Class B
  DWS Conservative Allocation VIP                  BlackRock Large Cap Value
  DWS Dreman Small Mid Cap Value VIP                  Portfolio -- Class B
  DWS Global Thematic VIP                          BlackRock Money Market Portfolio -- Class B
  DWS Government & Agency Securities VIP           Davis Venture Value Portfolio -- Class B
  DWS Growth Allocation VIP                        FI Value Leaders Portfolio -- Class B
  DWS Moderate Allocation VIP                      MetLife Stock Index Portfolio -- Class B
  DWS Technology VIP                               MFS(R) Total Return Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MFS(R) Value Portfolio -- Class E
  BlackRock High Yield Portfolio -- Class B        T. Rowe Price Large Cap Growth
  Lazard Mid Cap Portfolio -- Class B                 Portfolio -- Class B
                                                   T. Rowe Price Small Cap Growth
                                                      Portfolio -- Class B
                                                 THE ALGER AMERICAN FUND -- CLASS S
                                                   Alger American Capital Appreciation


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 866-376-0389 or access the SEC's website (http://www.sec.gov). See Appendix D for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS






                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     8
CONDENSED FINANCIAL INFORMATION.........................................    11
THE ANNUITY CONTRACT....................................................    11
Contract Owner Inquiries................................................    12
Purchase Payments.......................................................    12
Accumulation Units......................................................    13
The Variable Funding Options............................................    13
CHARGES AND DEDUCTIONS..................................................    17
General.................................................................    17
Transfer Charge.........................................................    18
Administrative Charges..................................................    18
Mortality and Expense Risk Charge.......................................    18
Enhanced Stepped-Up Provision Charge....................................    18
Guaranteed Minimum Withdrawal Benefit Charge............................    18
Variable Funding Option Expenses........................................    19
Premium Tax.............................................................    19
Changes in Taxes Based upon Premium or Value............................    19
TRANSFERS...............................................................    19
Market Timing/Excessive Trading.........................................    19
Dollar Cost Averaging...................................................    21
ACCESS TO YOUR MONEY....................................................    21
Systematic Withdrawals..................................................    22
OWNERSHIP PROVISIONS....................................................    22
Types of Ownership......................................................    22
Contract Owner..........................................................    22
Beneficiary.............................................................    23
Annuitant...............................................................    23
DEATH BENEFIT...........................................................    23
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    28
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    28
Death Proceeds after the Maturity Date..................................    29
LIVING BENEFITS.........................................................    29
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Guaranteed Income
  Solution")............................................................    29
THE ANNUITY PERIOD......................................................    34
Maturity Date...........................................................    34
Allocation of Annuity...................................................    35
Variable Annuity........................................................    35
Fixed Annuity...........................................................    35
PAYMENTS OPTIONS........................................................    36
Election of Options.....................................................    36
Annuity Options.........................................................    36
Variable Liquidity Benefit..............................................    37
MISCELLANEOUS CONTRACT PROVISIONS.......................................    37
Right to Return.........................................................    37
Termination.............................................................    37
Required Reports........................................................    37
Suspension of Payments..................................................    37
THE SEPARATE ACCOUNTS...................................................    38
Performance Information.................................................    38
FEDERAL TAX CONSIDERATIONS..............................................    39
General Taxation of Annuities...........................................    39
Types of Contracts: Qualified and Non-qualified.........................    40
Qualified Annuity Contracts.............................................    40
Taxation of Qualified Annuity Contracts.................................    40
Mandatory Distributions for Qualified Plans.............................    40
Individual Retirement Annuities.........................................    41
Roth IRAs...............................................................    42
TSAs (ERISA and Non-ERISA)..............................................    42
Non-qualified Annuity Contracts.........................................    44
Diversification Requirements for Variable Annuities.....................    45
Ownership of the Investments............................................    45
Taxation of Death Benefit Proceeds......................................    45
Other Tax Considerations................................................    46
Treatment of Charges for Optional Benefits..............................    46
Guaranteed Minimum Withdrawal Benefits..................................    46
Puerto Rico Tax Considerations..........................................    46
Non-Resident Aliens.....................................................    46
Tax Credits and Deductions..............................................    47
OTHER INFORMATION.......................................................    47
The Insurance Company...................................................    47
Financial Statements....................................................    47
Distribution of Variable Annuity Contracts..............................    47
Conformity with State and Federal Laws..................................    49
Voting Rights...........................................................    49
Restrictions on Financial Transactions..................................    49
Legal Proceedings.......................................................    49
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE INSURANCE
  COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002..................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE LIFE AND ANNUITY
  COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002..................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   D-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds, adjusted by applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, 408A or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                  SCUDDER ADVOCATE ADVISOR-ST1 VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors the MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and the MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. Prior to December 7, 2007, MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002, except where the Contract was originally issued by MLACC, in which case, we are referring to MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each.

We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15%. We deduct the M&E charge at an annual rate of 1.65% for the Standard Death Benefit, and 1.85% for the Enhanced Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Income taxes and/or a penalty tax may apply to taxable amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "GUARANTEED INCOME SOLUTION"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

TRANSFER CHARGE.........................................   $10(1)
(assessed on transfers that exceed 12 per year)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(2)


ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.65% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                                           STANDARD DEATH BENEFIT    ENHANCED DEATH BENEFIT
                                                           ----------------------    ----------------------
Mortality and Expense Risk Charge*.....................           1.65%                     1.85%
Administrative Expense Charge..........................           0.15%                     0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL
  FEATURES SELECTED....................................           1.80%                     2.00%
Optional E.S.P. Charge.................................           0.20%                     0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED.............................................           2.00%                     2.20%
Optional GMWB I Charge (maximum upon reset)............           1.00%(3)                  1.00%(3)
Optional GMWB II Charge (maximum upon reset)...........           1.00%(3)                  1.00%(3)
Optional GMWB III Charge...............................           0.25%                     0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED.............................................           2.80%                     3.00%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY
  SELECTED.............................................           2.80%                     3.00%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III
  ONLY SELECTED........................................           2.05%                     2.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I SELECTED......................................           3.00%                     3.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II SELECTED.....................................           3.00%                     3.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB III SELECTED....................................           2.25%                     2.45%


---------
*     We will waive the following amounts of the Mortality and Expense Risk
      Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.63% for the Subaccount investing in the MetLife Stock Index Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.34% for the Subaccount investing in the T. Rowe Price Mid Cap Growth Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.08% for the Subaccount investing in the FI Value Leaders Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.24% for the Subaccount investing in the Pioneer Strategic Income Portfolio, the amount, if any, equal to the underlying fund expenses that are in excess of 1.10% for the Subaccount investing in the BlackRock High Yield Portfolio, and the amount, if any, equal to the underlying fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio.
(1)   We do not currently assess the transfer charge.
(2) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.
(3) The current charges for the available GMWB riders with a reset feature (see "Access to Your Money -- Guaranteed Minimum Withdrawal benefit") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 866-376-0389.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.54%      1.68%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
  AIM V.I. Utilities Fund........    0.60%         --       0.34%           --          0.94%        0.01%         0.93%(1)
CREDIT SUISSE TRUST
  Global Small Cap Portfolio.....    1.25%         --       0.33%           --          1.58%          --          1.58%
DREYFUS SOCIALLY RESPONSIBLE
  GROWTH FUND, INC. -- SERVICE
  SHARES
  Dreyfus Socially Responsible
     Growth Fund, Inc. ..........    0.75%       0.25%      0.07%           --          1.07%          --          1.07%
DWS VARIABLE SERIES I -- CLASS B
  DWS Capital Growth VIP.........    0.37%       0.25%      0.13%           --          0.75%          --          0.75%(2)
  DWS Global Opportunities VIP...    0.89%       0.25%      0.21%           --          1.35%          --          1.35%(2)
  DWS Health Care VIP............    0.67%       0.25%      0.23%           --          1.15%          --          1.15%(2)
DWS VARIABLE SERIES II -- CLASS B
  DWS Conservative Allocation
     VIP.........................    0.07%       0.25%      0.37%         0.64%         1.33%          --          1.33%(3,4)
  DWS Dreman Small Mid Cap Value
     VIP.........................    0.64%       0.25%      0.28%           --          1.17%          --          1.17%(4)
  DWS Global Thematic VIP........    0.92%       0.25%      0.50%         0.01%         1.68%        0.22%         1.46%(4,5)
  DWS Government & Agency
     Securities VIP..............    0.45%       0.25%      0.34%           --          1.04%          --          1.04%(4)
  DWS Growth Allocation VIP......    0.07%       0.25%      0.27%         0.73%         1.32%          --          1.32%(3,4)
  DWS Moderate Allocation VIP....    0.07%       0.25%      0.27%         0.71%         1.30%          --          1.30%(3,4)
  DWS Technology VIP.............    0.65%       0.25%      0.37%           --          1.29%          --          1.29%(4)
MET INVESTORS SERIES TRUST
  BlackRock High Yield
     Portfolio -- Class B........    0.60%       0.25%      0.13%           --          0.98%          --          0.98%(6)
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --          1.00%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --          0.77%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  MFS(R) Emerging Markets Equity
     Portfolio -- Class A........    1.00%         --       0.25%           --          1.25%          --          1.25%
  MFS(R) Research International
     Portfolio -- Class B........    0.70%       0.25%      0.09%           --          1.04%          --          1.04%
  Pioneer Strategic Income
     Portfolio -- Class E........    0.60%       0.15%      0.09%           --          0.84%          --          0.84%(7)
  T. Rowe Price Mid Cap Growth
     Portfolio -- Class B........    0.75%       0.25%      0.05%           --          1.05%          --          1.05%
  Turner Mid Cap Growth
     Portfolio -- Class B........    0.77%       0.25%      0.06%           --          1.08%          --          1.08%
METROPOLITAN SERIES FUND, INC.
  BlackRock Bond Income
     Portfolio -- Class B........    0.38%       0.25%      0.06%           --          0.69%        0.01%         0.68%(8)
  BlackRock Diversified
     Portfolio -- Class B........    0.44%       0.25%      0.06%           --          0.75%          --          0.75%
  BlackRock Large Cap Value
     Portfolio -- Class B........    0.68%       0.25%      0.06%           --          0.99%          --          0.99%
  BlackRock Money Market
     Portfolio -- Class B........    0.33%       0.25%      0.07%           --          0.65%        0.01%         0.64%(9)
  Davis Venture Value
     Portfolio -- Class B........    0.69%       0.25%      0.04%           --          0.98%          --          0.98%
  FI Value Leaders
     Portfolio -- Class B........    0.64%       0.25%      0.07%           --          0.96%          --          0.96%
  MetLife Stock Index
     Portfolio -- Class B........    0.25%       0.25%      0.04%           --          0.54%        0.01%         0.53%(10)
  MFS(R) Total Return
     Portfolio -- Class B........    0.53%       0.25%      0.05%           --          0.83%          --          0.83%
  MFS(R) Value Portfolio -- Class
     E...........................    0.72%       0.15%      0.05%           --          0.92%        0.07%         0.85%(11)
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B........    0.60%       0.25%      0.07%           --          0.92%          --          0.92%
  T. Rowe Price Small Cap Growth
     Portfolio -- Class B........    0.51%       0.25%      0.08%           --          0.84%          --          0.84%
THE ALGER AMERICAN FUND -- CLASS
  S
  Alger American Capital
     Appreciation................    0.81%       0.25%      0.16%           --          1.22%        0.04%         1.18%(12)


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
(1) The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit total annual fund operating expenses (excluding (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement) to 0.93% of average daily net assets. The expense limitation agreement is in effect through at least April 30, 2009.
(2) Other Expenses are based on estimated amounts for the current fiscal year. Actual expenses may be different.
(3) The Portfolio is a "fund of funds" that invests substantially all of its assets in other DWS portfolios. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.
(4) Portfolio operating expenses have been restated on an annual basis to reflect approved fee changes taking effect on May 1, 2008 and include a 0.10% administrative service fee paid to the advisor.
(5) Through April 30, 2009, the advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the portfolio so that total annual operating expenses of the portfolio will not exceed 1.45%, excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest and indirect expenses of underlying DWS portfolios.
(6) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of the Class A shares of the Portfolio.
(7) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of the Class A shares of the Portfolio. The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(9) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(10) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.243%.

(11) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.
(12) Effective December 1, 2006 through November 30, 2011, the Manager has contractually agreed to waive .035% of its Advisory Fees.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                           END OF PERIOD SHOWN                      ANNUITIZED AT END OF PERIOD SHOWN
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........     $495       $1,483      $2,471      $4,938       $495       $1,483      $2,471      $4,983
Underlying Fund with
Minimum Total Annual
Operating Expenses.........     $382       $1,154      $1,940      $3,966       $382       $1,154      $1,940      $3,966


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Scudder Advocate Advisor-ST1 Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax-deferred in the funding options of your choice. We offer multiple Variable Funding Options. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account. The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The contract is not available to new purchasers. However, you may continue to make additional Purchase Payments or transfer Contract Value among the Variable Funding Options.

Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 866-376-0389.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $15,000. You may make additional payments of at least $500 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, our ability to remove or replace an Underlying Fund may be limited by the terms of an agreement with DWS Investments ("DWS") relating to the offering under the Contract of certain Underlying Funds advised by DWS affiliates. That agreement, which was terminated on December 30, 2005, provided that we would not remove or replace as Variable Funding Options, for three years following the agreement's termination (i.e., through December 30, 2008), any of the portfolios of DWS Investments VIT Funds, DWS Variable Series I or DWS Variable Series II without the prior consent of DWS.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 866-376-0389 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
AIM V.I. Utilities Fund            The fund's investment objectives   Invesco Aim Advisors, Inc.
                                   are capital growth and income.     Subadvisers: Invesco Trimark
                                   The fund seeks to meet its         Investment Management Inc.;
                                   objective by investing, normally,  Invesco Global Asset Management
                                   at least 80% of its net assets,    (N.A.), Inc.; Invesco
                                   plus the amount of borrowings for  Institutional (N.A.), Inc.;
                                   investment purposes, in the        Invesco Senior Secured
                                   equity securities of issuers       Management, Inc.; Invesco Hong
                                   engaged primarily in utilities-    Kong Limited; Invesco Asset
                                   related industries.                Management Limited; Invesco Asset
                                                                      Management (Japan) Limited;
                                                                      Invesco Asset Management
                                                                      Deutschland, GmbH; and Invesco
                                                                      Australia Limited
CREDIT SUISSE TRUST
Global Small Cap Portfolio         Seeks long-term growth of          Credit Suisse Asset Management,
                                   capital.                           LLC
DREYFUS SOCIALLY RESPONSIBLE
  GROWTH FUND, INC. -- SERVICE
  SHARES
Dreyfus Socially Responsible       The fund seeks to provide capital  The Dreyfus Corporation
  Growth Fund, Inc.                growth, with current income as a   Subadviser: Mellon Capital
                                   secondary goal.                    Management LLC
DWS VARIABLE SERIES I -- CLASS B
DWS Capital Growth VIP             Seeks to provide long-term growth  Deutsche Investment Management
                                   of capital.                        Americas Inc.
DWS Global Opportunities VIP       Seeks above-average capital        Deutsche Investment Management
                                   appreciation over the long-term.   Americas Inc.
DWS Health Care VIP                Seeks long-term growth of          Deutsche Investment Management
                                   capital.                           Americas Inc.
DWS VARIABLE SERIES II -- CLASS B
DWS Conservative Allocation VIP    Seeks a balance of current income  Deutsche Investment Management
                                   and long-term growth of capital    Americas Inc.
                                   with an emphasis on current
                                   income.
DWS Dreman Small Mid Cap Value     Seeks long-term capital            Deutsche Investment Management
  VIP                              appreciation.                      Americas Inc.
                                                                      Subadviser: Dreman Value
                                                                      Management, L.L.C.
DWS Global Thematic VIP            Seeks long-term capital growth.    Deutsche Investment Management
                                                                      Americas Inc.
DWS Government & Agency            Seeks high current income          Deutsche Investment Management
  Securities VIP                   consistent with preservation of    Americas Inc.
                                   capital.
DWS Growth Allocation VIP          Seeks long-term growth of          Deutsche Investment Management
                                   capital.                           Americas Inc.
DWS Moderate Allocation VIP        Seeks a balance of long-term       Deutsche Investment Management
                                   growth of capital and current      Americas Inc.
                                   income with an emphasis on growth
                                   of capital.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
DWS Technology VIP                 Seeks growth of capital.           Deutsche Investment Management
                                                                      Americas Inc.
MET INVESTORS SERIES TRUST
BlackRock High Yield               Seeks to maximize total return,    Met Investors Advisory, LLC
  Portfolio -- Class B             consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class E             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
T. Rowe Price Mid Cap Growth       Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class B             capital.                           Subadviser: T. Rowe Price
                                                                      Associates, Inc.
Turner Mid Cap Growth              Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Tuner Investment
                                                                      Partners, Inc.
METROPOLITAN SERIES FUND, INC.
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class B             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
BlackRock Diversified              Seeks high total return while      MetLife Advisers, LLC
  Portfolio -- Class B             attempting to limit investment     Subadviser: BlackRock Advisors,
                                   risk and preserve capital.         LLC
BlackRock Large Cap Value          Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class B             capital.                           Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class B             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
Davis Venture Value                Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: Davis Selected
                                                                      Advisers, L.P.
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class B             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
MetLife Stock Index                Seeks to equal the performance of  MetLife Advisers, LLC
  Portfolio -- Class B             the Standard & Poor's 500(R)       Subadviser: MetLife Investment
                                   Composite Stock Price Index.       Advisors Company, LLC
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class B             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MFS(R) Value Portfolio -- Class E  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B             and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
T. Rowe Price Small Cap Growth     Seeks long-term capital growth.    MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: T. Rowe Price
                                                                      Associates, Inc.
THE ALGER AMERICAN FUND -- CLASS
  S
Alger American Capital             Seeks long-term capital            Fred Alger Management, Inc.
  Appreciation                     appreciation.


Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                             CHARGES AND DEDUCTIONS

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GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is 1.65% annually. If you choose the Enhanced Death Benefit, the M&E charge is 1.85% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., Credit Suisse Global Small Cap Portfolio, DWS Global Opportunities VIP, DWS Dreman Small Mid Cap Value VIP, BlackRock High Yield Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, and T. Rowe

Price Small Cap Growth Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. You may only have one DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the program period selected to the current funding options over the remainder of that Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA Program, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

We may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. It is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from the Variable Funding Options, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal or beneficiary contract continuance ("Death Report Date").

There are age restrictions on certain death benefits (see The Annuity Contract section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT

If the Annuitant is less than age 80 on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greatest of a), b) or c) below, less any applicable premium tax. If the Annuitant is 80 or older on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greater of a) or b) below, less any applicable premium tax.

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

ENHANCED DEATH BENEFIT

If the Annuitant dies before the Maturity Date and before age 80, the death benefit payable as of the Death Report Date will be the greatest of (a), (b),
(c) or (d), less any applicable premium tax:

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

     d)   the Roll-Up Death Benefit Value (if any, as described below)**

If the Annuitant dies before the Maturity Date and on or after age 80, the death benefit payable as of the Death Report Date will be the greatest of (a), (b),
(c) or (d), less any applicable premium tax:

     a)   the Contract Value on the Death Report Date

     b)   the Adjusted Purchase Payment (as described below)*

     c)   the Step-Up Value (if any, as described below)**

     d) the Roll-Up Death Benefit Value (if any, as described below)** available at the Annuitant's 80th birthday, plus any additional Purchase Payments, minus any partial surrender reductions (as described below) which occur after the Annuitant's 80th birthday

---------
* If you have elected a GMWB Rider (Guaranteed Income Solution) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

** Your Step-Up Value or your Roll-Up Death Benefit Value will be subjected to the partial surrender reduction below even if you have elected the GMWB Rider (Guaranteed Income Solution).

ADJUSTED PURCHASE PAYMENT: The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever any additional Purchase Payment(s) are made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction as described below.

STEP UP VALUE: The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a partial surrender is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described above.

ROLL UP DEATH BENEFIT VALUE: On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal (a) plus (b) minus
(c), increased by 5%, where:

     (a) is the Roll-Up Death Benefit as of the previous Contract Date anniversary

     (b)  any Purchase Payments made during the previous Contract Year

     (c) any Partial Surrender Reductions (as described below) during the previous Contract Year

On dates other than the Contract Date anniversary, the roll-up death benefit value will equal (a) plus (b) minus (c), where:

     (a) the Roll-Up Death Benefit Value on the previous Contract Date anniversary

     (b) any Purchase Payments made since the previous Contract Date anniversary

     (c) any Partial Surrender Reductions (as described below) since the previous Contract Date anniversary.

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

PARTIAL SURRENDER REDUCTION

ADJUSTED PURCHASE PAYMENT. The Partial Surrender Reduction is equal to (1) the Adjusted Purchase Payment in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

STEP-UP VALUE AND ROLL-UP VALUE. The Partial Surrender Reduction is equal to (1) the amount of the death benefit value (Step-Up or Roll-Up Value) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

The following examples apply to the Adjusted Purchase Payment, Step-Up Value or Roll-Up Value. Assume your current Contract Value is $55,000. If the current value of your death benefit is $50,000, and you decide to make a withdrawal of $10,000, we would reduce death benefit as follows:

           50,000 X (10,000/55,000) = $9,090

Your new death benefit would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If the current value of your death benefit is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the death benefit as follows:

           50,000 X (10,000/30,000) = $16,666

Your new death benefit would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE. This provision must be elected at time of application.

If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE CONTRACT DATE, 40% OF THE LESSER
OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are received and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE CONTRACT DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the initial Contract Value. Whenever an additional Purchase Payment is made, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/55,000) = $9,090

You new modified Purchase Payment would be $50,000-$9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   Unless the beneficiary         Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          elects to continue the
OWNER)                        Owner's estate.                Contract rather than receive
                                                             a lump sum distribution.
--------------------------------------------------------------------------------------------------------------

OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   Unless the beneficiary         Yes
(WITH NO JOINT OWNER)         none, to the Contract          elects to continue the
                              Owner's estate.                Contract rather than receive
                                                             a lump sum distribution.
--------------------------------------------------------------------------------------------------------------

NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)
--------------------------------------------------------------------------------------------------------------

NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or,     Unless the beneficiary         Yes
IS THE ANNUITANT)             if none, to the surviving      elects to continue the
                              joint owner.                   Contract rather than receive
                                                             a lump sum distribution.
--------------------------------------------------------------------------------------------------------------

SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     Unless the spouse elects to    Yes
NOT THE ANNUITANT)                                           continue the Contract.
--------------------------------------------------------------------------------------------------------------

SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or,     Unless the spouse elects to    Yes
THE ANNUITANT)                if none, to the surviving      continue the Contract.
                              joint owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             receive the proceeds or to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE                                    The beneficiary (ies), or if   Unless the
CONTRACT OWNER)                                              none, to the Contract Owner.   beneficiary elects
                                                                                            to continue the
                                                                                            Contract rather
                                                                                            than receive a
                                                                                            lump sum
                                                                                            distribution.
Yes
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.
--------------------------------------------------------------------------------------------------------------

ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.
--------------------------------------------------------------------------------------------------------------

ANNUITANT (WHERE OWNER IS A   The beneficiary (ies), or if                                  Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
--------------------------------------------------------------------------------------------------------------

CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)
--------------------------------------------------------------------------------------------------------------

BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------

CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


                               QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   Unless the beneficiary         Yes
                              none, to the Contract          elects to continue the
                              Owner's estate.                Contract rather than receive
                                                             a lump sum distribution.
--------------------------------------------------------------------------------------------------------------

BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------

CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. Spousal beneficiaries must choose to continue the Contract as allowed under the spousal contract continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have already begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "GUARANTEED INCOME SOLUTION")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                          Guaranteed Income         Guaranteed Income         Guaranteed Income
                                          Solution                  Solution               Solution Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 21, 2005 if         March 21, 2005 if
                                   March 21, 2005, unless    approved in your state    approved in your state.
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to the present value of remaining certain payments. The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

The Company sponsors MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002, except where the Contract was originally issued by MLACC, in which case, we are referring to MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002. (See "The Insurance Company" ..) Both MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 were established on September 17, 2002 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 and MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more
IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

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THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 and its assets. Pursuant to the merger, therefore, MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 are located in the Statement of Additional Information.

The financial statements for the Separate Account MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g.

commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX A

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                         CONDENSED FINANCIAL INFORMATION

   FOR METLIFE INSURANCE COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

         SCUDDER ADVOCATE ADVISOR-ST1 -- SEPARATE ACCOUNT CHARGES 1.80%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (6/03)...............  2007      1.832          2.170               --
                                                       2006      1.486          1.832               --
                                                       2005      1.295          1.486               --
                                                       2004      1.067          1.295               --
                                                       2003      1.000          1.067               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.157          1.163               --
                                                       2005      1.089          1.157            3,827
                                                       2004      1.063          1.089            3,832
                                                       2003      1.000          1.063               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (6/03)..........................................  2007      1.558          2.038               --
                                                       2006      1.333          1.558               --
                                                       2005      1.189          1.333               --
                                                       2004      1.122          1.189               --
                                                       2003      1.000          1.122               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (6/03).............................................  2007      2.650          2.775               --
                                                       2006      2.036          2.650               --
                                                       2005      1.620          2.036               --
                                                       2004      1.321          1.620               --
                                                       2003      1.000          1.321               --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.822          1.718               --
                                                       2006      1.638          1.822               --
                                                       2005      1.436          1.638               --
                                                       2004      1.239          1.436               --
                                                       2003      1.000          1.239               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.489          1.482               --
                                                       2006      1.408          1.489               --
                                                       2005      1.316          1.408               --
                                                       2004      1.173          1.316               --
                                                       2003      1.000          1.173               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (6/03)............................  2007      1.273          1.344               --
                                                       2006      1.190          1.273               --
                                                       2005      1.172          1.190               --
                                                       2004      1.126          1.172               --
                                                       2003      1.000          1.126               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.139          1.173               --
                                                       2006      1.006          1.139               --
                                                       2005      1.000          1.006               --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      2.203          1.810               --
                                                       2006      1.635          2.203               --
                                                       2005      1.496          1.635               --
                                                       2004      1.165          1.496               --
                                                       2003      1.000          1.165               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (7/05)..............  2007      1.021          1.040               --
                                                       2006      0.996          1.021               --
                                                       2005      1.000          0.996               --

  DWSI Capital Growth Subaccount (Class B) (6/03)....  2007      1.335          1.471               --
                                                       2006      1.257          1.335               --
                                                       2005      1.179          1.257               --
                                                       2004      1.116          1.179               --
                                                       2003      1.000          1.116               --

  DWSI Global Opportunities Subaccount (Class B)
  (6/03).............................................  2007      2.106          2.252            6,555
                                                       2006      1.759          2.106            6,559
                                                       2005      1.517          1.759            6,563
                                                       2004      1.254          1.517            3,123
                                                       2003      1.000          1.254               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.406          1.395               --
                                                       2006      1.264          1.406               --
                                                       2005      1.217          1.264               --
                                                       2004      1.129          1.217               --
                                                       2003      1.000          1.129               --

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.329          1.473               --
                                                       2006      1.279          1.329               --
                                                       2005      1.205          1.279               --
                                                       2004      1.124          1.205               --
                                                       2003      1.000          1.124               --

  DWSI International Subaccount (Class B) (6/03).....  2007      1.896          2.127               --
                                                       2006      1.539          1.896               --
                                                       2005      1.354          1.539               --
                                                       2004      1.186          1.354               --
                                                       2003      1.000          1.186               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (6/03)..........................................  2006      1.210          1.266               --
                                                       2005      1.238          1.210            3,530
                                                       2004      1.130          1.238            3,534
                                                       2003      1.000          1.130               --

  DWSII All Cap Growth Subaccount (Class B) (6/03)...  2006      1.432          1.578               --
                                                       2005      1.288          1.432               --
                                                       2004      1.176          1.288               --
                                                       2003      1.000          1.176               --

  DWSII Balanced Subaccount (Class B) (6/03).........  2007      1.224          1.255               --
                                                       2006      1.134          1.224               --
                                                       2005      1.112          1.134               --
                                                       2004      1.064          1.112               --
                                                       2003      1.000          1.064               --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.600          1.621               --
                                                       2006      1.414          1.600               --
                                                       2005      1.313          1.414               --
                                                       2004      1.157          1.313               --
                                                       2003      1.000          1.157               --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.160          1.193               --
                                                       2006      1.086          1.160               --
                                                       2005      1.059          1.086               --
                                                       2004      1.000          1.059               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      1.032          1.052               --
                                                       2006      1.012          1.032               --
                                                       2005      1.011          1.012               --
                                                       2004      0.989          1.011               --
                                                       2003      1.000          0.989               --

  DWSII Davis Venture Value Subaccount (Class B)
  (6/03).............................................  2007      1.528          1.563            3,373
                                                       2006      1.361          1.528            3,376
                                                       2005      1.268          1.361            3,381
                                                       2004      1.159          1.268            3,385
                                                       2003      1.000          1.159               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.592          1.529           31,504
                                                       2006      1.371          1.592           31,507
                                                       2005      1.299          1.371           28,506
                                                       2004      1.164          1.299               --
                                                       2003      1.000          1.164               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (6/03)..........................................  2006      1.656          2.027               --
                                                       2005      1.536          1.656               --
                                                       2004      1.246          1.536               --
                                                       2003      1.000          1.246               --

  DWSII Foreign Value Subaccount (Class B) (3/05)....  2006      1.132          1.358               --
                                                       2005      1.054          1.132               --

  DWSII Global Thematic Subaccount (Class B) (6/03)..  2007      2.032          2.113               --
                                                       2006      1.596          2.032               --
                                                       2005      1.326          1.596               --
                                                       2004      1.181          1.326               --
                                                       2003      1.000          1.181               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.035          1.072               --
                                                       2006      1.016          1.035               --
                                                       2005      1.011          1.016               --
                                                       2004      0.996          1.011               --
                                                       2003      1.000          0.996               --

  DWSII Growth Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.262          1.309               --
                                                       2006      1.141          1.262               --
                                                       2005      1.096          1.141               --
                                                       2004      1.000          1.096               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.321          1.305               --
                                                       2006      1.222          1.321               --
                                                       2005      1.203          1.222               --
                                                       2004      1.093          1.203               --
                                                       2003      1.000          1.093               --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.060          1.078               --
                                                       2005      1.042          1.060               --
                                                       2004      1.000          1.042               --

  DWSII Index 500 Subaccount (Class B) (6/03)........  2006      1.245          1.245               --
                                                       2005      1.224          1.245               --
                                                       2004      1.133          1.224               --
                                                       2003      1.000          1.133               --

  DWSII International Select Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.927          2.199            3,824
                                                       2006      1.569          1.927            3,824
                                                       2005      1.401          1.569            3,824
                                                       2004      1.211          1.401               --
                                                       2003      1.000          1.211               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (6/03).............................................  2007      1.423          1.484            4,446
                                                       2006      1.341          1.423            4,446
                                                       2005      1.223          1.341            4,446
                                                       2004      1.121          1.223               --
                                                       2003      1.000          1.121               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (6/03)..........................................  2006      1.288          1.273               --
                                                       2005      1.225          1.288               --
                                                       2004      1.111          1.225               --
                                                       2003      1.000          1.111               --

  DWSII Large Cap Core Subaccount (Class B) (3/05)...  2006      1.150          1.274               --
                                                       2005      1.037          1.150               --

  DWSII Large Cap Value Subaccount (Class B) (6/03)..  2007      1.412          1.563            3,412
                                                       2006      1.250          1.412            3,416
                                                       2005      1.253          1.250            3,420
                                                       2004      1.163          1.253            3,425
                                                       2003      1.000          1.163               --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (6/03).............................................  2006      1.264          1.300               --
                                                       2005      1.295          1.264               --
                                                       2004      1.123          1.295               --
                                                       2003      1.000          1.123               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Mid Cap Growth Subaccount (Class B) (6/03)...  2007      1.451          1.537               --
                                                       2006      1.336          1.451               --
                                                       2005      1.186          1.336               --
                                                       2004      1.166          1.186               --
                                                       2003      1.000          1.166               --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.211          1.249               --
                                                       2006      1.111          1.211               --
                                                       2005      1.077          1.111               --
                                                       2004      1.000          1.077               --

  DWSII Money Market Subaccount (Class B) (6/03).....  2007      1.008          1.036               --
                                                       2006      0.984          1.008               --
                                                       2005      0.978          0.984               --
                                                       2004      0.991          0.978               --
                                                       2003      1.000          0.991               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (6/03).............................................  2006      1.110          1.133               --
                                                       2005      1.184          1.110               --
                                                       2004      1.195          1.184               --
                                                       2003      1.000          1.195               --

  DWSII Small Cap Growth Subaccount (Class B)
  (6/03).............................................  2007      1.328          1.380               --
                                                       2006      1.290          1.328               --
                                                       2005      1.231          1.290               --
                                                       2004      1.134          1.231               --
                                                       2003      1.000          1.134               --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.121          1.157               --
                                                       2006      1.049          1.121               --
                                                       2005      1.048          1.049               --
                                                       2004      0.986          1.048               --
                                                       2003      1.000          0.986               --

  DWSII Technology Subaccount (Class B) (6/03).......  2007      1.213          1.356               --
                                                       2006      1.230          1.213               --
                                                       2005      1.213          1.230               --
                                                       2004      1.217          1.213               --
                                                       2003      1.000          1.217               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (6/03).............................................  2007      1.503          1.848               --
                                                       2006      1.441          1.503               --
                                                       2005      1.319          1.441               --
                                                       2004      1.214          1.319               --
                                                       2003      1.000          1.214               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.757          3.470               --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (1/70).............................................  2007      1.070          1.094            4,427
                                                       2006      1.000          1.070            4,432




         SCUDDER ADVOCATE ADVISOR-ST1 -- SEPARATE ACCOUNT CHARGES 2.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (6/03)...............  2007      1.352          1.588             --
                                                       2006      1.107          1.352             --
                                                       2005      1.000          1.107             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.070          1.072             --
                                                       2005      1.000          1.070             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (6/03)..........................................  2007      1.316          1.705             --
                                                       2006      1.136          1.316             --
                                                       2005      1.000          1.136             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (6/03).............................................  2007      1.566          1.634             --
                                                       2006      1.214          1.566             --
                                                       2005      1.000          1.214             --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2007      1.232          1.152             --
                                                       2006      1.118          1.232             --
                                                       2005      1.000          1.118             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2007      1.119          1.104             --
                                                       2006      1.068          1.119             --
                                                       2005      1.000          1.068             --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (6/03)............................  2007      1.083          1.133             --
                                                       2006      1.021          1.083             --
                                                       2005      1.000          1.021             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.126          1.149             --
                                                       2006      1.004          1.126             --
                                                       2005      1.000          1.004             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2007      1.509          1.228             --
                                                       2006      1.130          1.509             --
                                                       2005      1.000          1.130             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (7/05)..............  2007      1.007          1.017             --
                                                       2006      0.992          1.007             --
                                                       2005      1.000          0.992             --

  DWSI Capital Growth Subaccount (Class B) (6/03)....  2007      1.120          1.222             --
                                                       2006      1.063          1.120             --
                                                       2005      1.000          1.063             --

  DWSI Global Opportunities Subaccount (Class B)
  (6/03).............................................  2007      1.340          1.421             --
                                                       2006      1.130          1.340             --
                                                       2005      1.000          1.130             --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2007      1.139          1.119             --
                                                       2006      1.033          1.139             --
                                                       2005      1.000          1.033             --

  DWSI Health Care Subaccount (Class B) (6/03).......  2007      1.107          1.216             --
                                                       2006      1.075          1.107             --
                                                       2005      1.000          1.075             --

  DWSI International Subaccount (Class B) (6/03).....  2007      1.379          1.533             --
                                                       2006      1.129          1.379             --
                                                       2005      1.000          1.129             --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (6/03)..........................................  2006      0.985          1.023             --
                                                       2005      1.000          0.985             --

  DWSII All Cap Growth Subaccount (Class B) (6/03)...  2006      1.111          1.214             --
                                                       2005      1.000          1.111             --

  DWSII Balanced Subaccount (Class B) (6/03).........  2007      1.080          1.098             --
                                                       2006      1.011          1.080             --
                                                       2005      1.000          1.011             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2007      1.200          1.205             --
                                                       2006      1.070          1.200             --
                                                       2005      1.000          1.070             --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.074          1.094             --
                                                       2006      1.014          1.074             --
                                                       2005      1.000          1.014             --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2007      0.994          1.003             --
                                                       2006      0.983          0.994             --
                                                       2005      1.000          0.983             --

  DWSII Davis Venture Value Subaccount (Class B)
  (6/03).............................................  2007      1.171          1.187             --
                                                       2006      1.052          1.171             --
                                                       2005      1.000          1.052             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.190          1.133             --
                                                       2006      1.035          1.190             --
                                                       2005      1.000          1.035             --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (6/03)..........................................  2006      1.073          1.302             --
                                                       2005      1.000          1.073             --

  DWSII Foreign Value Subaccount (Class B) (3/05)....  2006      1.058          1.259             --
                                                       2005      1.017          1.058             --

  DWSII Global Thematic Subaccount (Class B) (6/03)..  2007      1.489          1.533             --
                                                       2006      1.179          1.489             --
                                                       2005      1.000          1.179             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2007      1.001          1.028             --
                                                       2006      0.991          1.001             --
                                                       2005      1.000          0.991             --

  DWSII Growth Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.135          1.166             --
                                                       2006      1.035          1.135             --
                                                       2005      1.000          1.035             --

  DWSII High Income Subaccount (Class B) (6/03)......  2007      1.067          1.044             --
                                                       2006      0.995          1.067             --
                                                       2005      1.000          0.995             --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.004          1.015             --
                                                       2005      1.000          1.004             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Index 500 Subaccount (Class B) (6/03)........  2006      1.017          1.017             --
                                                       2005      1.000          1.017             --

  DWSII International Select Equity Subaccount (Class
  B) (6/03)..........................................  2007      1.360          1.538             --
                                                       2006      1.117          1.360             --
                                                       2005      1.000          1.117             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (6/03).............................................  2007      1.149          1.188             --
                                                       2006      1.093          1.149             --
                                                       2005      1.000          1.093             --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (6/03)..........................................  2006      1.066          1.044             --
                                                       2005      1.000          1.066             --

  DWSII Large Cap Core Subaccount (Class B) (3/05)...  2006      1.092          1.200             --
                                                       2005      1.018          1.092             --

  DWSII Large Cap Value Subaccount (Class B) (6/03)..  2007      1.100          1.208             --
                                                       2006      0.983          1.100             --
                                                       2005      1.000          0.983             --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (6/03).............................................  2006      0.993          1.015             --
                                                       2005      1.000          0.993             --

  DWSII Mid Cap Growth Subaccount (Class B) (6/03)...  2007      1.192          1.252             --
                                                       2006      1.107          1.192             --
                                                       2005      1.000          1.107             --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2007      1.105          1.130             --
                                                       2006      1.023          1.105             --
                                                       2005      1.000          1.023             --

  DWSII Money Market Subaccount (Class B) (6/03).....  2007      1.013          1.032             --
                                                       2006      0.998          1.013             --
                                                       2005      1.000          0.998             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (6/03).............................................  2006      0.978          0.990             --
                                                       2005      1.000          0.978             --

  DWSII Small Cap Growth Subaccount (Class B)
  (6/03).............................................  2007      1.057          1.088             --
                                                       2006      1.036          1.057             --
                                                       2005      1.000          1.036             --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2007      1.042          1.065             --
                                                       2006      0.984          1.042             --
                                                       2005      1.000          0.984             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Technology Subaccount (Class B) (6/03).......  2007      1.025          1.136             --
                                                       2006      1.049          1.025             --
                                                       2005      1.000          1.049             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (6/03).............................................  2007      1.123          1.368             --
                                                       2006      1.087          1.123             --
                                                       2005      1.000          1.087             --

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.624          2.031             --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (1/70).............................................  2007      1.063          1.078             --
                                                       2006      1.000          1.063             --




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 04/29/2005, Scudder Variable Series I-21st Century Growth Portfolio merged into Scudder Variable Series II-Scudder Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-Scudder Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Eagle Focused Large Cap Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Focused Vale and Growth Portfolio merged into Scudder Variable Series I-Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 09/19/2005, Scudder Variable Series II-SVS Index 500 Portfolio merged into Scudder Investments VIT Funds-Scudder VIT Equity Index 500 Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, The Alger American Fund-Alger American Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Dreman Financial Services VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Income Allocation VIP merged into DWS Variable Series II-DWS Conservative Allocation VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS MFS(R) Strategic Value VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Janus Growth Opportunities VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Legg Mason Aggressive Growth VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Mercury Large Cap Core VIP merged into DWS Variable Series I-DWS Growth & Income VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Oak Strategic Equity VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Templeton Foreign Value VIP merged into DWS Variable Series I-DWS International VIP and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

FOR METLIFE LIFE AND ANNUITY COMPANY OF CT VARIABLE ANNUITY SEPARATE ACCOUNT
                                      2002
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

         SCUDDER ADVOCATE ADVISOR-ST1 -- SEPARATE ACCOUNT CHARGES 1.80%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2007      1.832          2.170               --
                                                       2006      1.486          1.832               --
                                                       2005      1.295          1.486               --
                                                       2004      1.067          1.295               --
                                                       2003      1.000          1.067               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.157          1.163               --
                                                       2005      1.089          1.157               --
                                                       2004      1.063          1.089               --
                                                       2003      1.000          1.063               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2007      1.558          2.038               --
                                                       2006      1.333          1.558               --
                                                       2005      1.189          1.333               --
                                                       2004      1.122          1.189               --
                                                       2003      1.000          1.122               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2007      2.650          2.775               --
                                                       2006      2.036          2.650               --
                                                       2005      1.620          2.036               --
                                                       2004      1.321          1.620               --
                                                       2003      1.000          1.321               --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2007      1.822          1.718               --
                                                       2006      1.638          1.822               --
                                                       2005      1.436          1.638               --
                                                       2004      1.239          1.436               --
                                                       2003      1.000          1.239               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2007      1.489          1.482               --
                                                       2006      1.408          1.489               --
                                                       2005      1.316          1.408               --
                                                       2004      1.173          1.316               --
                                                       2003      1.000          1.173               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2007      1.273          1.344               --
                                                       2006      1.190          1.273               --
                                                       2005      1.172          1.190               --
                                                       2004      1.126          1.172               --
                                                       2003      1.000          1.126               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.139          1.173               --
                                                       2006      1.006          1.139               --
                                                       2005      1.000          1.006               --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2007      2.203          1.810            5,781
                                                       2006      1.635          2.203           12,413
                                                       2005      1.496          1.635           13,472
                                                       2004      1.165          1.496           14,206
                                                       2003      1.000          1.165               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2007      1.021          1.040               --
                                                       2006      0.996          1.021               --
                                                       2005      1.000          0.996               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.335          1.471               --
                                                       2006      1.257          1.335            6,126
                                                       2005      1.179          1.257               --
                                                       2004      1.116          1.179               --
                                                       2003      1.000          1.116               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      2.106          2.252               --
                                                       2006      1.759          2.106               --
                                                       2005      1.517          1.759               --
                                                       2004      1.254          1.517               --
                                                       2003      1.000          1.254               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2007      1.406          1.395               --
                                                       2006      1.264          1.406               --
                                                       2005      1.217          1.264               --
                                                       2004      1.129          1.217               --
                                                       2003      1.000          1.129               --

  DWSI Health Care Subaccount (Class B) (7/03).......  2007      1.329          1.473               --
                                                       2006      1.279          1.329               --
                                                       2005      1.205          1.279               --
                                                       2004      1.124          1.205               --
                                                       2003      1.000          1.124               --

  DWSI International Subaccount (Class B) (7/03).....  2007      1.896          2.127               --
                                                       2006      1.539          1.896               --
                                                       2005      1.354          1.539               --
                                                       2004      1.186          1.354               --
                                                       2003      1.000          1.186               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.210          1.266               --
                                                       2005      1.238          1.210            7,955
                                                       2004      1.130          1.238            8,519
                                                       2003      1.000          1.130               --

  DWSII All Cap Growth Subaccount (Class B) (9/03)...  2006      1.432          1.578               --
                                                       2005      1.288          1.432            3,935
                                                       2004      1.176          1.288            4,074
                                                       2003      1.000          1.176               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.224          1.255               --
                                                       2006      1.134          1.224               --
                                                       2005      1.112          1.134               --
                                                       2004      1.064          1.112               --
                                                       2003      1.000          1.064               --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2007      1.600          1.621               --
                                                       2006      1.414          1.600               --
                                                       2005      1.313          1.414               --
                                                       2004      1.157          1.313               --
                                                       2003      1.000          1.157               --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2007      1.160          1.193               --
                                                       2006      1.086          1.160               --
                                                       2005      1.059          1.086               --
                                                       2004      1.021          1.059               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2007      1.032          1.052           14,653
                                                       2006      1.012          1.032           23,110
                                                       2005      1.011          1.012           25,497
                                                       2004      0.989          1.011           27,046
                                                       2003      1.000          0.989               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.528          1.563               --
                                                       2006      1.361          1.528               --
                                                       2005      1.268          1.361               --
                                                       2004      1.159          1.268               --
                                                       2003      1.000          1.159               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.592          1.529           16,685
                                                       2006      1.371          1.592           25,378
                                                       2005      1.299          1.371               --
                                                       2004      1.164          1.299               --
                                                       2003      1.000          1.164               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.656          2.027               --
                                                       2005      1.536          1.656               --
                                                       2004      1.246          1.536               --
                                                       2003      1.000          1.246               --

  DWSII Foreign Value Subaccount (Class B) (11/04)...  2006      1.132          1.358               --
                                                       2005      1.054          1.132               --
                                                       2004      1.000          1.054               --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      2.032          2.113               --
                                                       2006      1.596          2.032               --
                                                       2005      1.326          1.596               --
                                                       2004      1.181          1.326               --
                                                       2003      1.000          1.181               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2007      1.035          1.072               --
                                                       2006      1.016          1.035               --
                                                       2005      1.011          1.016               --
                                                       2004      0.996          1.011               --
                                                       2003      1.000          0.996               --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2007      1.262          1.309               --
                                                       2006      1.141          1.262               --
                                                       2005      1.096          1.141               --
                                                       2004      1.033          1.096               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII High Income Subaccount (Class B) (7/03)......  2007      1.321          1.305           10,046
                                                       2006      1.222          1.321           19,339
                                                       2005      1.203          1.222           21,104
                                                       2004      1.093          1.203           22,294
                                                       2003      1.000          1.093               --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.060          1.078               --
                                                       2005      1.042          1.060               --
                                                       2004      1.018          1.042               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.245          1.245               --
                                                       2005      1.224          1.245               --
                                                       2004      1.133          1.224               --
                                                       2003      1.000          1.133               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.927          2.199               --
                                                       2006      1.569          1.927               --
                                                       2005      1.401          1.569               --
                                                       2004      1.211          1.401               --
                                                       2003      1.000          1.211               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2007      1.423          1.484               --
                                                       2006      1.341          1.423               --
                                                       2005      1.223          1.341               --
                                                       2004      1.121          1.223               --
                                                       2003      1.000          1.121               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.288          1.273               --
                                                       2005      1.225          1.288               --
                                                       2004      1.111          1.225               --
                                                       2003      1.000          1.111               --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.150          1.274               --
                                                       2005      1.037          1.150               --
                                                       2004      1.000          1.037               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.412          1.563           15,828
                                                       2006      1.250          1.412           23,337
                                                       2005      1.253          1.250           25,864
                                                       2004      1.163          1.253           27,488
                                                       2003      1.000          1.163               --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.264          1.300               --
                                                       2005      1.295          1.264           24,351
                                                       2004      1.123          1.295           25,794
                                                       2003      1.000          1.123               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2007      1.451          1.537               --
                                                       2006      1.336          1.451               --
                                                       2005      1.186          1.336               --
                                                       2004      1.166          1.186               --
                                                       2003      1.000          1.166               --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.211          1.249               --
                                                       2006      1.111          1.211               --
                                                       2005      1.077          1.111               --
                                                       2004      1.020          1.077               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.008          1.036               --
                                                       2006      0.984          1.008               --
                                                       2005      0.978          0.984               --
                                                       2004      0.991          0.978               --
                                                       2003      1.000          0.991               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.110          1.133               --
                                                       2005      1.184          1.110            2,035
                                                       2004      1.195          1.184            2,107
                                                       2003      1.000          1.195               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.328          1.380               --
                                                       2006      1.290          1.328               --
                                                       2005      1.231          1.290               --
                                                       2004      1.134          1.231               --
                                                       2003      1.000          1.134               --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2007      1.121          1.157               --
                                                       2006      1.049          1.121               --
                                                       2005      1.048          1.049               --
                                                       2004      0.986          1.048               --
                                                       2003      1.000          0.986               --

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.213          1.356               --
                                                       2006      1.230          1.213               --
                                                       2005      1.213          1.230               --
                                                       2004      1.217          1.213               --
                                                       2003      1.000          1.217               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.503          1.848               --
                                                       2006      1.441          1.503               --
                                                       2005      1.319          1.441               --
                                                       2004      1.214          1.319               --
                                                       2003      1.000          1.214               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.757          3.470               --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (1/70).............................................  2007      1.070          1.094               --
                                                       2006      1.000          1.070               --




         SCUDDER ADVOCATE ADVISOR-ST1 -- SEPARATE ACCOUNT CHARGES 2.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2007      1.352          1.588             --
                                                       2006      1.107          1.352             --
                                                       2005      1.000          1.107             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.070          1.072             --
                                                       2005      1.000          1.070             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2007      1.316          1.705             --
                                                       2006      1.136          1.316             --
                                                       2005      1.000          1.136             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2007      1.566          1.634             --
                                                       2006      1.214          1.566             --
                                                       2005      1.000          1.214             --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2007      1.232          1.152             --
                                                       2006      1.118          1.232             --
                                                       2005      1.000          1.118             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2007      1.119          1.104             --
                                                       2006      1.068          1.119             --
                                                       2005      1.000          1.068             --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2007      1.083          1.133             --
                                                       2006      1.021          1.083             --
                                                       2005      1.000          1.021             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2007      1.126          1.149             --
                                                       2006      1.004          1.126             --
                                                       2005      1.000          1.004             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2007      1.509          1.228             --
                                                       2006      1.130          1.509             --
                                                       2005      1.000          1.130             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2007      1.007          1.017             --
                                                       2006      0.992          1.007             --
                                                       2005      1.000          0.992             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2007      1.120          1.222             --
                                                       2006      1.063          1.120             --
                                                       2005      1.000          1.063             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2007      1.340          1.421             --
                                                       2006      1.130          1.340             --
                                                       2005      1.000          1.130             --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2007      1.139          1.119             --
                                                       2006      1.033          1.139             --
                                                       2005      1.000          1.033             --

  DWSI Health Care Subaccount (Class B) (7/03).......  2007      1.107          1.216             --
                                                       2006      1.075          1.107             --
                                                       2005      1.000          1.075             --

  DWSI International Subaccount (Class B) (7/03).....  2007      1.379          1.533             --
                                                       2006      1.129          1.379             --
                                                       2005      1.000          1.129             --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      0.985          1.023             --
                                                       2005      1.000          0.985             --

  DWSII All Cap Growth Subaccount (Class B) (9/03)...  2006      1.111          1.214             --
                                                       2005      1.000          1.111             --

  DWSII Balanced Subaccount (Class B) (7/03).........  2007      1.080          1.098             --
                                                       2006      1.011          1.080             --
                                                       2005      1.000          1.011             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2007      1.200          1.205             --
                                                       2006      1.070          1.200             --
                                                       2005      1.000          1.070             --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2007      1.074          1.094             --
                                                       2006      1.014          1.074             --
                                                       2005      1.000          1.014             --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2007      0.994          1.003             --
                                                       2006      0.983          0.994             --
                                                       2005      1.000          0.983             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2007      1.171          1.187             --
                                                       2006      1.052          1.171             --
                                                       2005      1.000          1.052             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.190          1.133             --
                                                       2006      1.035          1.190             --
                                                       2005      1.000          1.035             --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.073          1.302             --
                                                       2005      1.000          1.073             --

  DWSII Foreign Value Subaccount (Class B) (11/04)...  2006      1.058          1.259             --
                                                       2005      1.000          1.058             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2007      1.489          1.533             --
                                                       2006      1.179          1.489             --
                                                       2005      1.000          1.179             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2007      1.001          1.028             --
                                                       2006      0.991          1.001             --
                                                       2005      1.000          0.991             --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2007      1.135          1.166             --
                                                       2006      1.035          1.135             --
                                                       2005      1.000          1.035             --

  DWSII High Income Subaccount (Class B) (7/03)......  2007      1.067          1.044             --
                                                       2006      0.995          1.067             --
                                                       2005      1.000          0.995             --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.004          1.015             --
                                                       2005      1.000          1.004             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.017          1.017             --
                                                       2005      1.000          1.017             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2007      1.360          1.538             --
                                                       2006      1.117          1.360             --
                                                       2005      1.000          1.117             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2007      1.149          1.188             --
                                                       2006      1.093          1.149             --
                                                       2005      1.000          1.093             --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.066          1.044             --
                                                       2005      1.000          1.066             --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.092          1.200             --
                                                       2005      1.000          1.092             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2007      1.100          1.208             --
                                                       2006      0.983          1.100             --
                                                       2005      1.000          0.983             --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      0.993          1.015             --
                                                       2005      1.000          0.993             --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2007      1.192          1.252             --
                                                       2006      1.107          1.192             --
                                                       2005      1.000          1.107             --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2007      1.105          1.130             --
                                                       2006      1.023          1.105             --
                                                       2005      1.000          1.023             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2007      1.013          1.032             --
                                                       2006      0.998          1.013             --
                                                       2005      1.000          0.998             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.978          0.990             --
                                                       2005      1.000          0.978             --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.057          1.088             --
                                                       2006      1.036          1.057             --
                                                       2005      1.000          1.036             --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2007      1.042          1.065             --
                                                       2006      0.984          1.042             --
                                                       2005      1.000          0.984             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Technology Subaccount (Class B) (7/03).......  2007      1.025          1.136             --
                                                       2006      1.049          1.025             --
                                                       2005      1.000          1.049             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2007      1.123          1.368             --
                                                       2006      1.087          1.123             --
                                                       2005      1.000          1.087             --

Met Investors Series Trust
  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.624          2.031             --

Metropolitan Series Fund, Inc.
  MSF MFS(R) Total Return Subaccount (Class B)
  (1/70).............................................  2007      1.063          1.078             --
                                                       2006      1.000          1.063             --




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 04/29/2005, Scudder Variable Series I-21st Century Growth Portfolio merged into Scudder Variable Series II-Scudder Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-Scudder Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Eagle Focused Large Cap Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Focused Vale and Growth Portfolio merged into Scudder Variable Series I-Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 09/19/2005, Scudder Variable Series II-SVS Index 500 Portfolio merged into Scudder Investments VIT Funds-Scudder VIT Equity Index 500 Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, The Alger American Fund-Alger American Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Dreman Financial Services VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Income Allocation VIP merged into DWS Variable Series II-DWS Conservative Allocation VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS MFS(R) Strategic Value VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Janus Growth Opportunities VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Legg Mason Aggressive Growth VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Mercury Large Cap Core VIP merged into DWS Variable Series I-DWS Growth & Income VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Oak Strategic Equity VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Templeton Foreign Value VIP merged into DWS Variable Series I-DWS International VIP and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
ALGER VARIABLE INSURANCE FUNDS                 THE ALGER AMERICAN FUND
  Alger American Leveraged AllCap                Alger American Capital
     Portfolio -- Class S                           Appreciation -- Class S


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class E            MFS(R) Value Portfolio -- Class E


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS                  MET INVESTORS SERIES TRUST
  Mid Cap Stock Portfolio -- Service Shares    Lazard Mid Cap Portfolio -- Class B
DWS INVESTMENTS VIT FUNDS                      METROPOLITAN SERIES FUND, INC.
  DWS Equity 500 Index VIP -- Class B2         MetLife Stock Index Portfolio -- Class B
DWS VARIABLE SERIES I                          METROPOLITAN SERIES FUND, INC.
  DWS Bond VIP -- Class B                      BlackRock Bond Income Portfolio -- Class B
DWS VARIABLE SERIES I                          MET INVESTORS SERIES TRUST
  DWS Growth & Income VIP -- Class B           Lord Abbett Growth and Income
                                                    Portfolio -- Class B
DWS VARIABLE SERIES I                          MET INVESTORS SERIES TRUST
  DWS International VIP -- Class B             MFS(R) Research International
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Balanced VIP -- Class B                  BlackRock Diversified Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Blue Chip VIP -- Class B                 FI Value Leaders Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Core Fixed Income VIP -- Class B         BlackRock Bond Income Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Davis Venture Value VIP -- Class B       Davis Venture Value Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Dreman High Return Equity VIP -- Class   BlackRock Large Cap Value Portfolio -- Class
     B                                              B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS High Income VIP -- Class B               BlackRock High Yield Portfolio -- Class B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS International Select Equity              MFS(R) Research International
     VIP -- Class B                                 Portfolio -- Class B

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Janus Growth & Income VIP -- Class B     T. Rowe Price Large Cap Growth
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Large Cap Value VIP -- Class B           MFS(R) Value Portfolio -- Class E*
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Mid Cap Growth VIP -- Class B            T. Rowe Price Mid Cap Growth
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Money Market VIP -- Class B              BlackRock Money Market Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Small Cap Growth VIP -- Class B          T. Rowe Price Small Cap Growth
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Strategic Income VIP -- Class B          Pioneer Strategic Income Portfolio -- Class E
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Turner Mid Cap Growth VIP -- Class B     Turner Mid Cap Growth Portfolio -- Class B


---------
* Note that this new underlying fund is subject to a merger as described above.

                                   APPENDIX D

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-67-68-77-89.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-67-68-77-89

                           VINTAGE ACCESS(SM) ANNUITY


                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT


                       SUPPLEMENT DATED NOVEMBER 24, 2008,

        TO THE STATEMENT OF ADDITIONAL INFORMATION DATED DECEMBER 7, 2007


1.  COMBINATION OF SEPARATE ACCOUNTS



Effective November 24, 2008, the Company combined MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.


In connection with the combination of the Former Separate Account with and into the Separate Account, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR STATEMENT OF ADDITIONAL INFORMATION ("SAI") TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.


If you have any questions, please contact us at 800-842-9325.



2.  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The following paragraph replaces the section on "Independent Registered Public Accounting Firm" in the SAI:

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The financial statements of each of the Subaccounts of the Separate Account and consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes explanatory paragraphs referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements) included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.




3.  COMPANY LOCATION



Effective September 22, 2008, MetLife Insurance Company of Connecticut is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910.



        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife of CT Separate Account Eleven for Variable Annuities and the Board of Directors of MetLife Insurance Company of Connecticut:

We have audited the accompanying statements of assets and liabilities of MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account") of MetLife Insurance Company of Connecticut (the "Company") comprising each of the individual Subaccounts listed in Appendix A as of December 31, 2007, and the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for the periods presented in the year ended December 31, 2007, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Subaccounts listed in Appendix
B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in Note 5 for the periods in the two years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts constituting the Separate Account of the Company as of December 31, 2007, the results of their operations for the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008

                                   APPENDIX A

AIM V.I. Mid Cap Core Equity Subaccount (Series II)
AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged All Cap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus Mid Cap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares) Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class B)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI Bond Subaccount (Class B)
DWSI Capital Growth Subaccount (Class B)
DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)
DWSII International Subaccount (Class B)
DWSII Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Aggressive Growth Subaccount (Class II)
LMPVET Appreciation Subaccount (Class I)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Capital Appreciation Subaccount (Class E)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)

                                   APPENDIX A

MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Money Market Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer Bond VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)
Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer Independence VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)

                                   APPENDIX B

AIM V.I. Capital Appreciation Subaccount (Series II)
Credit Suisse Trust Emerging Markets Subaccount
LMPVPI All Cap Subaccount (Class I)
LMPVPI All Cap Subaccount (Class II)
LMPVPII Growth and Income Subaccount (Class I)
LMPVPI Large Cap Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class II)
LMPVPI Total Return Subaccount (Class II)
Lord Abbett Growth and Income Subaccount (Class VC)
Lord Abbett Mid-Cap Value Subaccount (Class VC)
MIST BlackRock Large-Cap Core Subaccount (Class A)
MIST Pioneer Mid-Cap Value Subaccount (Class A)
MSF Western Asset Management High Yield Bond Subaccount (Class A)
PIMCO VIT Real Return Subaccount (Administrative Class)
Pioneer America Income VCT Subaccount (Class II)
Pioneer Equity Opportunity VCT Subaccount (Class II)
Pioneer Small and Mid Cap Growth VCT Subaccount (Class II)
Pioneer Value VCT Subaccount (Class II)
Putnam VT International Equity Subaccount (Class IB)
Putnam VT Small Cap Value Subaccount (Class IB)

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2007

                              AIM V.I. MID CAP                       ALGER AMERICAN   AMERICAN FUNDS
                                 CORE EQUITY    AIM V.I. UTILITIES  LEVERAGED ALLCAP  GLOBAL GROWTH
                                 SUBACCOUNT         SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                 (SERIES II)        (SERIES I)          (CLASS S)        (CLASS 2)
                              ----------------  ------------------  ----------------  --------------
ASSETS:
   Investments at fair value     $2,855,634         $2,730,393         $4,041,927      $24,071,615
                                 ----------         ----------         ----------      -----------
         Total Assets             2,855,634          2,730,393          4,041,927       24,071,615
                                 ----------         ----------         ----------      -----------
LIABILITIES:
   Other payables
      Insurance charges                 427                397                588            3,588
      Administrative fees                35                 34                 50              299
   Due to MetLife Insurance
      Company of Connecticut             --                 --                 --               --
                                 ----------         ----------         ----------      -----------
         Total Liabilities              462                431                638            3,887
                                 ----------         ----------         ----------      -----------
NET ASSETS                       $2,855,172         $2,729,962         $4,041,289      $24,067,728
                                 ==========         ==========         ==========      ===========

   The accompanying notes are an integral part of these financial statements.

                              AMERICAN FUNDS  AMERICAN FUNDS                           DREYFUS
                               GROWTH-INCOME      GROWTH      CREDIT SUISSE TRUST    MIDCAP STOCK
                                SUBACCOUNT      SUBACCOUNT     GLOBAL SMALL CAP       SUBACCOUNT
                                 (CLASS 2)       (CLASS 2)        SUBACCOUNT       (SERVICE SHARES)
                              --------------  --------------  -------------------  ----------------
ASSETS:
   Investments at fair value    $44,988,255     $55,788,573         $684,699          $4,433,720
                                -----------     -----------         --------          ----------
         Total Assets            44,988,255      55,788,573          684,699           4,433,720
                                -----------     -----------         --------          ----------
LIABILITIES:
   Other payables
      Insurance charges               6,805           8,342              103                 661
      Administrative fees               558             693                9                  55
   Due to MetLife Insurance
      Company of Connecticut             --              --               --                  --
                                -----------     -----------         --------          ----------
         Total Liabilities            7,363           9,035              112                 716
                                -----------     -----------         --------          ----------
NET ASSETS                      $44,980,892     $55,779,538         $684,587          $4,433,004
                                ===========     ===========         ========          ==========

   The accompanying notes are an integral part of these financial statements.

                               DREYFUS SOCIALLY     DREYFUS VIF         DREYFUS VIF         DWS VIT
                              RESPONSIBLE GROWTH    APPRECIATION    DEVELOPING LEADERS  EQUITY 500 INDEX
                                  SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                               (SERVICE SHARES)   (INITIAL SHARES)   (INITIAL SHARES)      (CLASS B)
                              ------------------  ----------------  ------------------  ----------------
ASSETS:
   Investments at fair value       $279,745           $2,400,273         $7,239,029        $5,511,473
                                   --------           ----------         ----------        ----------
         Total Assets               279,745            2,400,273          7,239,029         5,511,473
                                   --------           ----------         ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  43                  357              1,096               815
      Administrative fees
   Due to MetLife Insurance               3                   30                 90                68
      Company of Connecticut             --                   --                 --                --
                                   --------           ----------         ----------        ----------
         Total Liabilities               46                  387              1,186               883
                                   --------           ----------         ----------        ----------
NET ASSETS                         $279,699           $2,399,886         $7,237,843        $5,510,590
                                   ========           ==========         ==========        ==========

                                 DWS VIT RREEF                DWSI
                              REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES
                                    SUBACCOUNT              SUBACCOUNT
                                     (CLASS B)               (CLASS B)
                              ----------------------  --------------------
ASSETS:
   Investments at fair value        $5,103,483               $3,807,476
                                    ----------               ----------
      Total Assets                   5,103,483                3,807,476
                                    ----------               ----------
LIABILITIES:
   Other payables
      Insurance charges                    764                      571
      Administrative fees
   Due to MetLife Insurance                 62                       48
      Company of Connecticut                --                       --
                                    ----------               ----------
         Total Liabilities                 826                      619
                                    ----------               ----------
NET ASSETS                          $5,102,657               $3,806,857
                                    ==========               ==========

   The accompanying notes are an integral part of these financial statements.

                                 DWSII       DWSI          DWSI             DWSI
                               BALANCED      BOND     CAPITAL GROWTH  GROWTH & INCOME
                              SUBACCOUNT  SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                               (CLASS B)   (CLASS B)    (CLASS B)        (CLASS B)
                              ----------  ----------  --------------  ---------------
ASSETS:
   Investments at fair value  $3,697,679   $526,477     $7,944,200       $6,122,033
                              ----------   --------     ----------       ----------
         Total Assets          3,697,679    526,477      7,944,200        6,122,033
                              ----------   --------     ----------       ----------
LIABILITIES:
   Other payables
      Insurance charges              570         77          1,207              987
      Administrative fees             46          7             98               76
   Due to MetLife Insurance
      Company of Connecticut          --         --             --               --
                              ----------   --------     ----------       ----------
         Total Liabilities           616         84          1,305            1,063
                              ----------   --------     ----------       ----------
NET ASSETS                    $3,697,063   $526,393     $7,942,895       $6,120,970
                              ==========   ========     ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                  DWSI          DWSII           DWSII          DWSII             DWSII                 DWSII
                              HEALTH CARE  INTERNATIONAL  STRATEGIC INCOME   BLUE CHIP  CONSERVATIVE ALLOCATION  CORE FIXED INCOME
                               SUBACCOUNT    SUBACCOUNT      SUBACCOUNT     SUBACCOUNT       SUBACCOUNT              SUBACCOUNT
                               (CLASS B)     (CLASS B)       (CLASS B)       (CLASS B)        (CLASS B)              (CLASS B)
                              -----------  -------------  ----------------  ----------  -----------------------  ------------------
ASSETS:
   Investments at fair value   $2,893,172    $5,793,025      $4,714,018     $5,881,372        $11,019,224            $6,718,704
                               ----------    ----------      ----------     ----------        -----------            ----------
         Total Assets           2,893,172     5,793,025       4,714,018      5,881,372         11,019,224             6,718,704
                               ----------    ----------      ----------     ----------        -----------            ----------
LIABILITIES:
   Other payables
      Insurance charges               445           912             726            885              1,652                   993
      Administrative fees              36            72              58             73                136                    83
   Due to MetLife Insurance
      Company of Connecticut           --            --              --             --                 --                    --
                               ----------    ----------      ----------     ----------        -----------            ----------
         Total Liabilities            481           984             784            958              1,788                 1,076
                               ----------    ----------      ----------     ----------        -----------            ----------
NET ASSETS                     $2,892,691    $5,792,041      $4,713,234     $5,880,414        $11,017,436            $6,717,628
                               ==========    ==========      ==========     ==========        ===========            ==========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII            DWSII DREMAN         DWSII DREMAN          DWSII
                              DAVIS VENTURE VALUE  HIGH RETURN EQUITY  SMALL MID CAP VALUE  GLOBAL THEMATIC
                                  SUBACCOUNT           SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                                   (CLASS B)            (CLASS B)           (CLASS B)          (CLASS B)
                              -------------------  ------------------  -------------------  ---------------
ASSETS:
   Investments at fair value      $10,210,680          $17,533,632          $8,142,916         $4,975,405
                                  -----------          -----------          ----------         ----------
         Total Assets              10,210,680           17,533,632           8,142,916          4,975,405
                                  -----------          -----------          ----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                 1,554                2,556               1,228                755
      Administrative fees                 126                  216                 101                 62
   Due to MetLife Insurance
      Company of Connecticut               --                   --                  --                 --
                                  -----------          -----------          ----------         ----------
         Total Liabilities              1,680                2,772               1,329                817
                                  -----------          -----------          ----------         ----------
NET ASSETS                        $10,209,000          $17,530,860          $8,141,587         $4,974,588
                                  ===========          ===========          ==========         ==========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII
                              GOVERNMENT & AGENCY        DWSII           DWSII
                                   SECURITIES      GROWTH ALLOCATION  HIGH INCOME
                                   SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                   (CLASS B)           (CLASS B)       (CLASS B)
                              -------------------  -----------------  -----------
ASSETS:
   Investments at fair value       $1,496,424         $17,863,295      $4,937,779
                                   ----------         -----------      ----------
         Total Assets               1,496,424          17,863,295       4,937,779
                                   ----------         -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges                   228               2,708             742
      Administrative fees                  18                 221              61
   Due to MetLife Insurance
      Company of Connecticut               --                 --               --
                                   ----------         -----------      ----------
         Total Liabilities                246               2,929             803
                                   ----------         -----------      ----------
NET ASSETS                         $1,496,178         $17,860,366      $4,936,976
                                   ==========         ===========      ==========

                              DWSII INTERNATIONAL    DWSII JANUS         DWSII
                                 SELECT EQUITY     GROWTH & INCOME  LARGE CAP VALUE
                                  SUBACCOUNT          SUBACCOUNT       SUBACCOUNT
                                   (CLASS B)          (CLASS B)        (CLASS B)
                              -------------------  ---------------  ---------------
ASSETS:
   Investments at fair value       $6,359,240         $2,243,087       $3,178,408
                                   ----------         ----------       ----------
         Total Assets               6,359,240          2,243,087        3,178,408
                                   ----------         ----------       ----------
LIABILITIES:
   Other payables
      Insurance charges                   987                347              491
      Administrative fees                  79                 28               40
Due to MetLife Insurance
   Company of Connecticut                  --                 --               --
                                   ----------         ----------       ----------
      Total Liabilities                 1,066                375              531
                                   ----------         ----------       ----------
NET ASSETS                         $6,358,174         $2,242,712       $3,177,877
                                   ==========         ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                   DWSII              DWSII            DWSII          DWSII
                              MID CAP GROWTH  MODERATE ALLOCATION  MONEY MARKET  SMALL CAP GROWTH
                                SUBACCOUNT        SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                 (CLASS B)         (CLASS B)         (CLASS B)       (CLASS B)
                              --------------  -------------------  ------------  ----------------
ASSETS:
   Investments at fair value    $964,295         $17,240,810        $4,766,123     $3,151,441
                                --------         -----------        ----------     ----------
         Total Assets            964,295          17,240,810         4,766,123      3,151,441
                                --------         -----------        ----------     ----------
LIABILITIES:
   Other payables
      Insurance charges              134               2,615               682            501
      Administrative fees             12                 213                59             39
   Due to MetLife Insurance
      Company of Connecticut          --                  --                --             --
                                --------         -----------        ----------     ----------
         Total Liabilities           146               2,828               741            540
                                --------         -----------        ----------     ----------
NET ASSETS                      $964,149         $17,237,982        $4,765,382     $3,150,901
                                ========         ===========        ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                                              DWSII                             FIDELITY VIP                        FTVIPT FRANKLIN
                                 DWSII    TURNER MID CAP     FIDELITY VIP     DYNAMIC CAPITAL      FIDELITY VIP    RISING DIVIDENDS
                              TECHNOLOGY      GROWTH          CONTRAFUND        APPRECIATION         MID CAP          SECURITIES
                              SUBACCOUNT    SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                               (CLASS B)    (CLASS B)     (SERVICE CLASS 2)  (SERVICE CLASS 2)  (SERVICE CLASS 2)      (CLASS 2)
                              ----------  --------------  -----------------  -----------------  -----------------  ----------------
ASSETS:
   Investments at fair value  $1,543,034    $2,585,960       $25,971,107        $1,484,573        $30,671,393        $13,499,890
         Total Assets         ----------    ----------       -----------        ----------        -----------        -----------
                               1,543,034     2,585,960        25,971,107         1,484,573         30,671,393         13,499,890
LIABILITIES:                  ----------    ----------       -----------        ----------        -----------        -----------
   Other payables
      Insurance charges              228           406             3,868               212              4,463              1,965
      Administrative fees             19            32               322                18                381                168
   Due to MetLife Insurance
      Company of Connecticut          --            --                --                --                 --                 --
                              ----------    ----------       -----------        ----------        -----------        -----------
         Total Liabilities           247           438             4,190               230              4,844              2,133
                              ----------    ----------       -----------        ----------        -----------        -----------
NET ASSETS                    $1,542,787    $2,585,522       $25,966,917        $1,484,343        $30,666,549        $13,497,757
                              ==========    ==========       ===========        ==========        ===========        ===========


   The accompanying notes are an integral part of these financial statements.

                               FTVIPT FRANKLIN    FTVIPT TEMPLETON                          JANUS ASPEN
                                SMALL MID-CAP    DEVELOPING MARKETS   FTVIPT TEMPLETON      GLOBAL LIFE
                              GROWTH SECURITIES      SECURITIES      FOREIGN SECURITIES      SCIENCES
                                  SUBACCOUNT         SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                   (CLASS 2)          (CLASS 2)           (CLASS 2)      (SERVICE SHARES)
                              -----------------  ------------------  ------------------  ----------------
ASSETS:
   Investments at fair value      $7,329,984         $17,565,342         $21,789,963         $305,965
                                  ----------         -----------         -----------         --------
         Total Assets              7,329,984          17,565,342          21,789,963          305,965
                                  ----------         -----------         -----------         --------
LIABILITIES:
   Other payables
      Insurance charges                1,032               2,551               3,201               43
      Administrative fees                 91                 216                 269                4
   Due to MetLife Insurance
      Company of Connecticut              --                  --                  --               --
                                  ----------         -----------         -----------         --------
         Total Liabilities             1,123               2,767               3,470               47
                                  ----------         -----------         -----------         --------
NET ASSETS                        $7,328,861         $17,562,575         $21,786,493         $305,918
                                  ==========         ===========         ===========         ========

   The accompanying notes are an integral part of these financial statements.

                                 JANUS ASPEN        JANUS ASPEN          LMPVET             LMPVET          LMPVET        LMPVET
                              GLOBAL TECHNOLOGY  WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH  APPRECIATION  EQUITY INDEX
                                  SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                               (SERVICE SHARES)  (SERVICE SHARES)      (CLASS I)          (CLASS II)       (CLASS I)    (CLASS II)
                              -----------------  ----------------  -----------------  -----------------  ------------  ------------
ASSETS:
   Investments at fair value      $2,856,610         $289,994          $7,205,488         $6,942,448      $1,645,885    $13,109,760
                                  ----------         --------          ----------         ----------      ----------    -----------
         Total Assets              2,856,610          289,994           7,205,488          6,942,448       1,645,885     13,109,760
                                  ----------         --------          ----------         ----------      ----------    -----------
LIABILITIES:
   Other payables
      Insurance charges                  427               43               1,082              1,030             242          1,929
      Administrative fees                 35                4                  90                 86              20            163
   Due to MetLife Insurance
      Company of Connecticut              --               --                  --                 --              --             --
                                  ----------         --------          ----------         ----------      ----------    -----------
         Total Liabilities               462               47               1,172              1,116             262          2,092
                                  ----------         --------          ----------         ----------      ----------    -----------
NET ASSETS                        $2,856,148         $289,947          $7,204,316         $6,941,332      $1,645,623    $13,107,668
                                  ==========         ========          ==========         ==========      ==========    ===========

   The accompanying notes are an integral part of these financial statements.

                                   LMPVET          LMPVET         LMPVET            LMPVET
                              FUNDAMENTAL VALUE   INVESTORS  LARGE CAP GROWTH  SMALL CAP GROWTH
                                  SUBACCOUNT     SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                  (CLASS I)       (CLASS I)      (CLASS I)         (CLASS I)
                              -----------------  ----------  ----------------  ----------------
ASSETS:
   Investments at fair value      $4,590,855     $3,080,115     $2,440,026        $4,921,726
                                  ----------     ----------     ----------        ----------
         Total Assets              4,590,855      3,080,115      2,440,026         4,921,726
                                  ----------     ----------     ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  669            458            368               736
      Administrative fees                 56             38             30                61
   Due to MetLife Insurance
      Company of Connecticut              --             --             --                --
                                  ----------     ----------     ----------        ----------
         Total Liabilities               725            496            398               797
                                  ----------     ----------     ----------        ----------
NET ASSETS                        $4,590,130     $3,079,619     $2,439,628        $4,920,929
                                  ==========     ==========     ==========        ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                      MIST
                                                      LMPVET           LMPVIT     BATTERYMARCH  MIST BLACKROCK  MIST BLACKROCK
                                   LMPVET       CAPITAL AND INCOME   ADJUSTABLE  MID-CAP STOCK    HIGH YIELD    LARGE-CAP CORE
                              SOCIAL AWARENESS      SUBACCOUNT      RATE INCOME    SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                 SUBACCOUNT         (CLASS II)       SUBACCOUNT    (CLASS A)       (CLASS A)       (CLASS E)
                              ----------------  ------------------  -----------  -------------  --------------  --------------
ASSETS:
   Investments at fair value     $1,016,608         $4,785,578       $2,424,118    $5,296,486     $11,726,776     $4,252,489
                                 ----------         ----------       ----------    ----------     -----------     ----------
         Total Assets             1,016,608          4,785,578        2,424,118     5,296,486      11,726,776      4,252,489
                                 ----------         ----------       ----------    ----------     -----------     ----------
LIABILITIES:
   Other payables
      Insurance charges                 143                679              361           764           1,579            658
      Administrative fees                12                 59               30            66             144             53
   Due to MetLife Insurance
      Company of Connecticut             --              3,867               --            --              --             --
                                 ----------         ----------       ----------    ----------     -----------     ----------
         Total Liabilities              155              4,605              391           830           1,723            711
                                 ----------         ----------       ----------    ----------     -----------     ----------
NET ASSETS                       $1,016,453         $4,780,973       $2,423,727    $5,295,656     $11,725,053     $4,251,778
                                 ==========         ==========       ==========    ==========     ===========     ==========

   The accompanying notes are an integral part of these financial statements.

                                                    MIST
                                MIST DREMAN    HARRIS OAKMARK      MIST          MIST
                              SMALL-CAP VALUE  INTERNATIONAL   JANUS FORTY  LAZARD MID-CAP
                                SUBACCOUNT       SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                 (CLASS A)       (CLASS A)      (CLASS A)     (CLASS B)
                              ---------------  --------------  -----------  --------------
ASSETS:
   Investments at fair value      $499,083       $7,221,372    $10,612,239     $430,006
                                  --------       ----------    -----------     --------
         Total Assets              499,083        7,221,372     10,612,239      430,006
                                  --------       ----------    -----------     --------
LIABILITIES:
   Other payables
      Insurance charges                 72            1,090          1,552           62
      Administrative fees                6               89            132            5
   Due to MetLife Insurance
      Company of Connecticut            --               --             --           --
                                  --------       ----------    -----------     --------
         Total Liabilities              78            1,179          1,684           67
                                  --------       ----------    -----------     --------
NET ASSETS                        $499,005       $7,220,193    $10,610,555     $429,939
                                  ========       ==========    ===========     ========

   The accompanying notes are an integral part of these financial statements.

                                      MIST
                              LEGG MASON PARTNERS  MIST LORD ABBETT   MIST LORD ABBETT
                                 MANAGED ASSETS     BOND DEBENTURE   GROWTH AND INCOME
                                   SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                   (CLASS A)           (CLASS A)         (CLASS B)
                              -------------------  ----------------  -----------------
ASSETS:
   Investments at fair value       $4,379,421         $3,988,384        $28,512,995
                                   ----------         ----------        -----------
         Total Assets               4,379,421          3,988,384         28,512,995
                                   ----------         ----------        -----------
LIABILITIES:
   Other payables
      Insurance charges                   654                595              3,742
      Administrative fees                  54                 49                354
   Due to MetLife Insurance
      Company of Connecticut               --                 --                 --
                                   ----------         ----------        -----------
         Total Liabilities                708                644              4,096
                                   ----------         ----------        -----------
NET ASSETS                         $4,378,713         $3,987,740        $28,508,899
                                   ==========         ==========        ===========

                              MIST LORD ABBETT      MIST MET/AIM          MIST MET/AIM
                                MID-CAP VALUE   CAPITAL APPRECIATION  CAPITAL APPRECIATION
                                 SUBACCOUNT          SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)           (CLASS A)             (CLASS E)
                              ----------------  --------------------  --------------------
ASSETS:
   Investments at fair value     $12,279,411         $2,899,011            $6,777,774
                                 -----------         ----------            ----------
         Total Assets             12,279,411          2,899,011             6,777,774
                                 -----------         ----------            ----------
LIABILITIES:
   Other payables
      Insurance charges                1,832                428                   973
      Administrative fees                152                 36                    84
   Due to MetLife Insurance
      Company of Connecticut              --                 --                    --
                                 -----------         ----------            ----------
         Total Liabilities             1,984                464                 1,057
                                 -----------         ----------            ----------
NET ASSETS                       $12,277,427         $2,898,547            $6,776,717
                                 ===========         ==========            ==========

   The accompanying notes are an integral part of these financial statements.

                                                     MIST            MIST
                                MIST MET/AIM     MFS EMERGING    MFS RESEARCH     MIST
                              SMALL CAP GROWTH  MARKETS EQUITY  INTERNATIONAL   MFS VALUE
                                 SUBACCOUNT       SUBACCOUNT      SUBACCOUNT   SUBACCOUNT
                                 (CLASS A)         (CLASS A)      (CLASS B)     (CLASS A)
                              ----------------  --------------  -------------  ----------
ASSETS:
   Investments at fair value      $439,458        $6,019,504      $2,036,191   $9,217,868
                                  --------        ----------      ----------   ----------
         Total Assets              439,458         6,019,504       2,036,191    9,217,868
                                  --------        ----------      ----------   ----------
LIABILITIES:
   Other payables
      Insurance charges                 65               875             292        1,374
      Administrative fees                5                75              25          114
   Due to MetLife Insurance
      Company of Connecticut            --                --              --           --
                                  --------        ----------      ----------   ----------
         Total Liabilities              70               950             317        1,488
                                  --------        ----------      ----------   ----------
NET ASSETS                        $439,388        $6,018,554      $2,035,874   $9,216,380
                                  ========        ==========      ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                                    MIST                MIST               MIST
                              NEUBERGER BERMAN       OPPENHEIMER      PIMCO INFLATION      MIST
                                REAL ESTATE     CAPITAL APPRECIATION  PROTECTED BOND   PIONEER FUND
                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT      SUBACCOUNT
                                 (CLASS A)            (CLASS B)          (CLASS A)      (CLASS A)
                              ----------------  --------------------  ---------------  ------------
ASSETS:
   Investments at fair value     $12,979,313         $6,810,890         $11,978,775     $1,096,201
                                 -----------         ----------         -----------     ----------
         Total Assets             12,979,313          6,810,890          11,978,775      1,096,201
                                 -----------         ----------         -----------     ----------
LIABILITIES:
   Other payables
      Insurance charges                1,851                979               1,745            156
      Administrative fees                158                 84                 147             13
   Due to MetLife Insurance
      Company of Connecticut              --                 --                  --             --
                                 -----------         ----------         -----------     ----------
         Total Liabilities             2,009              1,063               1,892            169
                                 -----------         ----------         -----------     ----------
NET ASSETS                       $12,977,304         $6,809,827         $11,976,883     $1,096,032
                                 ===========         ==========         ===========     ==========

                                     MIST              MIST
                              PIONEER STRATEGIC   THIRD AVENUE
                                   INCOME        SMALL CAP VALUE
                                 SUBACCOUNT        SUBACCOUNT
                                  (CLASS A)         (CLASS B)
                              -----------------  ---------------
ASSETS:
   Investments at fair value      $9,598,429       $23,373,093
                                  ----------       -----------
         Total Assets              9,598,429        23,373,093
                                  ----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                1,400             3,402
      Administrative fees                118               290
   Due to MetLife Insurance
      Company of Connecticut              --                --
                                  ----------       -----------
         Total Liabilities             1,518             3,692
                                  ----------       -----------
NET ASSETS                        $9,596,911       $23,369,401
                                  ==========       ===========

   The accompanying notes are an integral part of these financial statements.

                                MSF BLACKROCK    MSF BLACKROCK  MSF BLACKROCK       MSF
                              AGGRESSIVE GROWTH   BOND INCOME    MONEY MARKET  FI LARGE CAP
                                  SUBACCOUNT      SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                                  (CLASS D)        (CLASS A)      (CLASS A)      (CLASS A)
                              -----------------  -------------  -------------  ------------
ASSETS:
   Investments at fair value      $5,818,822       $8,452,200    $34,542,169    $4,555,852
                                  ----------       ----------    -----------    ----------
         Total Assets              5,818,822        8,452,200     34,542,169     4,555,852
                                  ----------       ----------    -----------    ----------
LIABILITIES:
   Other payables
      Insurance charges                  834            1,225          5,132           688
      Administrative fees                 72              104            426            57
   Due to MetLife Insurance
      Company of Connecticut              --               --             --            --
                                  ----------       ----------    -----------    ----------
         Total Liabilities               906            1,329          5,558           745
                                  ----------       ----------    -----------    ----------
NET ASSETS                        $5,817,916       $8,450,871    $34,536,611    $4,555,107
                                  ==========       ==========    ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                                       MSF METLIFE       MSF METLIFE
                                     MSF             MSF METLIFE       CONSERVATIVE    CONSERVATIVE TO
                              FI VALUE LEADERS  AGGRESSIVE ALLOCATION   ALLOCATION   MODERATE ALLOCATION
                                 SUBACCOUNT           SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                  (CLASS D)           (CLASS B)         (CLASS B)         (CLASS B)
                              ----------------  ---------------------  ------------  -------------------
ASSETS:
   Investments at fair value     $11,078,851          $2,058,480        $2,799,822        $3,940,255
                                 -----------          ----------        ----------        ----------
         Total Assets             11,078,851           2,058,480         2,799,822         3,940,255
                                 -----------          ----------        ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                1,658                 337               447               582
      Administrative fees                137                  25                34                48
   Due to MetLife Insurance
      Company of Connecticut              --                  --                --                --
                                 -----------          ----------        ----------        ----------
         Total Liabilities             1,795                 362               481               630
                                 -----------          ----------        ----------        ----------
NET ASSETS                       $11,077,056          $2,058,118        $2,799,341        $3,939,625
                                 ===========          ==========        ==========        ==========

                                                        MSF METLIFE
                                  MSF METLIFE           MODERATE TO
                              MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                   SUBACCOUNT            SUBACCOUNT
                                   (CLASS B)             (CLASS B)
                              -------------------  ---------------------
ASSETS:
   Investments at fair value      $12,646,298          $6,675,290
                                  -----------          ----------
         Total Assets              12,646,298           6,675,290
                                  -----------          ----------
LIABILITIES:
   Other payables
      Insurance charges                 1,952               1,004
      Administrative fees                 157                  82
   Due to MetLife Insurance
      Company of Connecticut               --                  --
                                  -----------          ----------
         Total Liabilities              2,109               1,086
                                  -----------          ----------
NET ASSETS                        $12,644,189          $6,674,204
                                  ===========          ==========

   The accompanying notes are an integral part of these financial statements.

                                                               MSF              MSF
                                 MSF MFS       MSF MFS     OPPENHEIMER     T. ROWE PRICE
                              TOTAL RETURN  TOTAL RETURN  GLOBAL EQUITY   LARGE CAP GROWTH
                               SUBACCOUNT    SUBACCOUNT    SUBACCOUNT        SUBACCOUNT
                               (CLASS B)      (CLASS F)     (CLASS B)        (CLASS B)
                              ------------  ------------  -------------  -----------------
ASSETS:
   Investments at fair value   $5,485,040    $33,331,699   $33,278,095      $2,730,610
                               ----------    -----------   -----------      ----------
         Total Assets           5,485,040     33,331,699    33,278,095       2,730,610
                               ----------    -----------   -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges               850          4,894         4,888             394
      Administrative fees              68            412           412              34
   Due to MetLife Insurance
      Company of Connecticut           --             --            --              --
                               ----------    -----------   -----------      ----------
         Total Liabilities            918          5,306         5,300             428
                               ----------    -----------   -----------      ----------
NET ASSETS                     $5,484,122    $33,326,393   $33,272,795      $2,730,182
                               ==========    ===========   ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                              MSF WESTERN ASSET
                                  MANAGEMENT           PIMCO VIT            PIONEER
                               U.S. GOVERNMENT        TOTAL RETURN         BOND VCT
                                  SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                                  (CLASS A)      (ADMINISTRATIVE CLASS)   (CLASS II)
                              -----------------  ----------------------  ------------
ASSETS:
   Investments at fair value      $5,929,526           $27,025,149        $9,708,191
                                  ----------           -----------        ----------
         Total Assets              5,929,526            27,025,149         9,708,191
                                  ----------           -----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  767                 3,960             1,396
      Administrative fees                 73                   332               119
   Due to MetLife Insurance
      Company of Connecticut              --                    --                --
                                  ----------           -----------        ----------
         Total Liabilities               840                 4,292             1,515
                                  ----------           -----------        ----------
NET ASSETS                        $5,928,686           $27,020,857        $9,706,676
                                  ==========           ===========        ==========

                                   PIONEER      PIONEER EMERGING       PIONEER
                              CULLEN VALUE VCT     MARKETS VCT    EQUITY INCOME VCT
                                 SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                 (CLASS II)        (CLASS II)         (CLASS II)
                              ----------------  ----------------  -----------------
ASSETS:
   Investments at fair value     $8,261,796        $16,569,716       $12,466,829
                                 ----------        -----------       -----------
         Total Assets             8,261,796         16,569,716        12,466,829
                                 ----------        -----------       -----------
LIABILITIES:
   Other payables
      Insurance charges               1,160              2,383             1,701
      Administrative fees               103                205               155
   Due to MetLife Insurance
      Company of Connecticut             --                 --                --
                                 ----------        -----------       -----------
         Total Liabilities            1,263              2,588             1,856
                                 ----------        -----------       -----------
NET ASSETS                       $8,260,533        $16,567,128       $12,464,973
                                 ==========        ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                                               PIONEER                     PIONEER IBBOTSON
                                 PIONEER       GLOBAL          PIONEER        AGGRESSIVE
                                FUND VCT   HIGH YIELD VCT  HIGH YIELD VCT   ALLOCATION VCT
                               SUBACCOUNT    SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                               (CLASS II)     CLASS II)      (CLASS II)       (CLASS II)
                              -----------  --------------  --------------  ----------------
ASSETS:
   Investments at fair value  $16,553,420    $5,154,571      $13,521,455      $5,526,540
                              -----------    ----------      -----------      ----------
         Total Assets          16,553,420     5,154,571       13,521,455       5,526,540
                              -----------    ----------      -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges             2,454           793            1,908             787
      Administrative fees             206            63              167              68
   Due to MetLife Insurance
      Company of Connecticut           --            --               --              --
                              -----------    ----------      -----------      ----------
         Total Liabilities          2,660           856            2,075             855
                              -----------    ----------      -----------      ----------
NET ASSETS                    $16,550,760    $5,153,715      $13,519,380      $5,525,685
                              ===========    ==========      ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                                                     PIONEER
                              PIONEER IBBOTSON  PIONEER IBBOTSON                       PIONEER                      OAK RIDGE
                                   GROWTH           MODERATE           PIONEER      INTERNATIONAL  PIONEER MID CAP  LARGE CAP
                               ALLOCATION VCT    ALLOCATION VCT   INDEPENDENCE VCT    VALUE VCT       VALUE VCT     GROWTH VCT
                                 SUBACCOUNT        SUBACCOUNT        SUBACCOUNT       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                 (CLASS II)        (CLASS II)        (CLASS II)       (CLASS II)     (CLASS II)     (CLASS II)
                              ----------------  ----------------  ----------------  -------------  ---------------  ----------
ASSETS:
   Investments at fair value    $110,661,932       $56,554,705       $2,297,936       $5,797,434     $11,423,418    $6,041,552
                                ------------       -----------       ----------       ----------     -----------    ----------
         Total Assets            110,661,932        56,554,705        2,297,936        5,797,434      11,423,418     6,041,552
                                ------------       -----------       ----------       ----------     -----------    ----------
LIABILITIES:
   Other payables
      Insurance charges               18,852             9,293              340              829           1,595           885
      Administrative fees              1,367               699               28               72             141            75
   Due to MetLife Insurance
      Company of Connecticut              --                --               --               --              --            --
                                ------------       -----------       ----------       ----------     -----------    ----------
         Total Liabilities            20,219             9,992              368              901           1,736           960
                                ------------       -----------       ----------       ----------     -----------    ----------
NET ASSETS                      $110,641,713       $56,544,713       $2,297,568       $5,796,533     $11,421,682    $6,040,592
                                ============       ===========       ==========       ==========     ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                              PIONEER REAL ESTATE  PIONEER SMALL  PIONEER STRATEGIC  VAN KAMPEN LIT
                                  SHARES VCT       CAP VALUE VCT     INCOME VCT         COMSTOCK
                                  SUBACCOUNT         SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                  (CLASS II)         (CLASS II)       (CLASS II)       (CLASS II)
                              -------------------  -------------  -----------------  --------------
ASSETS:
   Investments at fair value       $7,785,868        $6,895,810      $22,425,511       $12,613,255
                                   ----------        ----------      -----------       -----------
         Total Assets               7,785,868         6,895,810       22,425,511        12,613,255
                                   ----------        ----------      -----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                 1,088               979            3,202             1,865
      Administrative fees                  95                85              276               156
   Due to MetLife Insurance
      Company of Connecticut               --                --               --                --
                                   ----------        ----------      -----------       -----------
         Total Liabilities              1,183             1,064            3,478             2,021
                                   ----------        ----------      -----------       -----------
NET ASSETS                         $7,784,685        $6,894,746      $22,422,033       $12,611,234
                                   ==========        ==========      ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                                   VAN KAMPEN
                                 LIT ENTERPRISE
                              SUBACCOUNT (CLASS II)
                              ---------------------
ASSETS:
   Investments at fair value         $189,891
                                     --------
         Total Assets                 189,891
                                     --------
LIABILITIES:
   Other payables
      Insurance charges                    27
      Administrative fees                   2
   Due to MetLife Insurance
      Company of Connecticut               --
                                     --------
         Total Liabilities                 29
                                     --------
NET ASSETS                           $189,862
                                     ========

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2007

                                             AIM V.I. MID CAP   AIM V.I.   AIM V.I. CAPITAL   ALGER AMERICAN
                                                CORE EQUITY     UTILITIES    APPRECIATION    LEVERAGED ALLCAP
                                                SUBACCOUNT     SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                                (SERIES II)    (SERIES I)   (SERIES II) (a)      (CLASS S)
                                             ----------------  ----------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  1,345       $ 49,273      $       --         $     --
                                                 --------       --------      ----------         --------
EXPENSES:
      Mortality and expense risk
         charges                                   51,418         44,514          33,013           52,511
      Administrative charges                        4,233          3,801           2,823            4,498
                                                 --------       --------      ----------         --------
         Total expenses                            55,651         48,315          35,836           57,009
                                                 --------       --------      ----------         --------
            Net investment income (loss)          (54,306)           958         (35,836)         (57,009)
                                                 --------       --------      ----------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  40,418        127,712              --               --
      Realized gains (losses) on sale of
         investments                               50,016        181,290       1,270,367          139,677
                                                 --------       --------      ----------         --------
            Net realized gains (losses)            90,434        309,002       1,270,367          139,677
                                                 --------       --------      ----------         --------
      Change in unrealized gains (losses)
         on investments                           156,099        104,574        (860,370)         669,548
                                                 --------       --------      ----------         --------
      Net increase (decrease) in net assets
         resulting from operations               $192,227       $414,534      $  374,161         $752,216
                                                 ========       ========      ==========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             AMERICAN FUNDS  AMERICAN FUNDS  AMERICAN FUNDS
                                              GLOBAL GROWTH   GROWTH-INCOME      GROWTH
                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                (CLASS 2)       (CLASS 2)       (CLASS 2)
                                             --------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                $  622,675     $  705,051       $  433,751
                                               ----------     ----------       ----------
EXPENSES:
      Mortality and expense risk
         charges                                  413,178        878,208        1,035,266
      Administrative charges                       34,228         71,925           85,828
                                               ----------     ----------       ----------
         Total expenses                           447,406        950,133        1,121,094
                                               ----------     ----------       ----------
            Net investment income (loss)          175,269       (245,082)        (687,343)
                                               ----------     ----------       ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 934,214      1,569,583        3,895,771
      Realized gains (losses) on sale of
         investments                              680,919      1,016,429        1,761,503
                                               ----------     ----------       ----------
            Net realized gains (losses)         1,615,133      2,586,012        5,657,274
                                               ----------     ----------       ----------
      Change in unrealized gains (losses)
         on investments                           854,120       (842,340)         552,156
                                               ----------     ----------       ----------
      Net increase (decrease) in net assets
         resulting from operations             $2,644,522     $1,498,590       $5,522,087
                                               ==========     ==========       ==========

                                              CREDIT SUISSE                        DREYFUS MIDCAP
                                             TRUST EMERGING  CREDIT SUISSE TRUST        STOCK
                                                 MARKETS       GLOBAL SMALL CAP      SUBACCOUNT
                                             SUBACCOUNT (a)      SUBACCOUNT       (SERVICE SHARES)
                                             --------------  -------------------  ----------------
INVESTMENT INCOME:
      Dividends                               $        --         $     --           $  15,504
                                              -----------         --------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                   27,846           14,625              91,534
      Administrative charges                        2,331            1,197               7,658
                                              -----------         --------           ---------
         Total expenses                            30,177           15,822              99,192
                                              -----------         --------           ---------
            Net investment income (loss)          (30,177)         (15,822)            (83,688)
                                              -----------         --------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --               --             606,080
      Realized gains (losses) on sale of
         investments                            1,976,912           66,303              (8,117)
                                              -----------         --------           ---------
            Net realized gains (losses)         1,976,912           66,303             597,963
                                              -----------         --------           ---------
      Change in unrealized gains (losses)
         on investments                        (1,764,857)         (96,614)           (513,759)
                                              -----------         --------           ---------
      Net increase (decrease) in net assets
         resulting from operations            $   181,878         $(46,133)          $     516
                                              ===========         ========           =========

   The accompanying notes are an integral part of these financial statements.

                                              DREYFUS SOCIALLY      DREYFUS VIF       DREYFUS VIF          DWS VIT
                                             RESPONSIBLE GROWTH    APPRECIATION    DEVELOPING LEADERS  EQUITY 500 INDEX
                                                 SUBACCOUNT         SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                              (SERVICE SHARES)   (INITIAL SHARES)   (INITIAL SHARES)      (CLASS B)
                                             ------------------  ----------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                    $   779           $ 38,516         $    61,518         $ 59,456
                                                   -------           --------         -----------         --------
EXPENSES:
      Mortality and expense risk
         charges                                     5,256             44,024             150,099           94,485
      Administrative charges                           427              3,699              12,336            7,850
                                                   -------           --------         -----------         --------
         Total expenses                              5,683             47,723             162,435          102,335
                                                   -------           --------         -----------         --------
            Net investment income (loss)            (4,904)            (9,207)           (100,917)         (42,879)
                                                   -------           --------         -----------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                 --           1,075,555               --
      Realized gains (losses) on sale of
         investments                                 9,041             66,377             (73,226)         162,027
                                                   -------           --------         -----------         --------
            Net realized gains (losses)              9,041             66,377           1,002,329          162,027
                                                   -------           --------         -----------         --------
      Change in unrealized gains (losses)
         on investments                             11,045             66,542          (1,967,078)          44,325
                                                   -------           --------         -----------         --------
      Net increase (decrease) in net assets
         resulting from operations                 $15,182           $123,712         $(1,065,666)        $163,473
                                                   =======           ========         ===========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 DWS VIT RREEF                DWSI            DWSII
                                             REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES   BALANCED
                                                   SUBACCOUNT             SUBACCOUNT       SUBACCOUNT
                                                   (CLASS B)               (CLASS B)        (CLASS B)
                                             ----------------------  --------------------  ----------
INVESTMENT INCOME:
      Dividends                                   $    52,812              $  35,463        $115,799
                                                  -----------              ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                      111,958                 65,714          72,813
      Administrative charges                            9,186                  5,337           5,843
                                                  -----------              ---------        --------
         Total expenses                               121,144                 71,051          78,656
                                                  -----------              ---------        --------
            Net investment income (loss)              (68,332)               (35,588)         37,143
                                                  -----------              ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     910,579                244,883              --
      Realized gains (losses) on sale of
         investments                                  201,550                155,433          65,476
                                                  -----------              ---------        --------
            Net realized gains (losses)             1,112,129                400,316          65,476
                                                  -----------              ---------        --------
      Change in unrealized gains (losses)
         on investments                            (2,174,650)              (143,574)         (6,068)
                                                  -----------              ---------        --------
      Net increase (decrease) in net assets
         resulting from operations                $(1,130,853)             $ 221,154        $ 96,551
                                                  ===========              =========        ========

                                                DWSI          DWSI             DWSI
                                                BOND     CAPITAL GROWTH  GROWTH & INCOME
                                             SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                                              (CLASS B)     (CLASS B)       (CLASS B)

                                             ----------  --------------  ---------------
INVESTMENT INCOME:
      Dividends                               $ 35,835     $  20,182       $  58,130
                                              --------     ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                 9,821       145,214         129,624
      Administrative charges                       854        11,834           9,980
                                              --------     ---------       ---------
         Total expenses                         10,675       157,048         139,604
                                              --------     ---------       ---------
            Net investment income (loss)        25,160      (136,866)        (81,474)
                                              --------     ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --            --          91,145
      Realized gains (losses) on sale of
         investments                           (18,577)      227,802         130,451
                                              --------     ---------       ---------
            Net realized gains (losses)        (18,577)      227,802         221,596
                                              --------     ---------       ---------
      Change in unrealized gains (losses)
         on investments                         (7,337)      646,315        (193,561)
                                              --------     ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations            $   (754)    $ 737,251       $ (53,439)
                                              ========     =========       =========

   The accompanying notes are an integral part of these financial statements.

                                                DWSI          DWSII            DWSII          DWSII
                                             HEALTH CARE  INTERNATIONAL  STRATEGIC INCOME   BLUE CHIP
                                             SUBACCOUNT     SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
                                              (CLASS B)     (CLASS B)        (CLASS B)      (CLASS B)
                                             -----------  -------------  ----------------  ----------
INVESTMENT INCOME:
      Dividends                               $     --      $112,675         $291,880       $  41,090
                                              --------      --------         --------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                52,635       107,724           92,930         109,305
      Administrative charges                     4,236         8,472            7,537           9,063
                                              --------      --------         --------       ---------
         Total expenses                         56,871       116,196          100,467         118,368
                                              --------      --------         --------       ---------
            Net investment income (loss)       (56,871)       (3,521)         191,413         (77,278)
                                              --------      --------         --------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions              170,485            --               --         678,183
      Realized gains (losses) on sale of
         investments                            62,968       176,045            7,506         109,032
                                              --------      --------         --------       ---------
            Net realized gains (losses)        233,453       176,045            7,506         787,215
                                              --------      --------         --------       ---------
      Change in unrealized gains (losses)
         on investments                        103,781       448,543          (49,877)       (592,261)
                                              --------      --------         --------       ---------
      Net increase (decrease) in net assets
           resulting from operations          $280,363      $621,067         $149,042       $ 117,676
                                              ========      ========         ========       =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                             DWSII CONSERVATIVE        DWSII               DWSII
                                                 ALLOCATION      CORE FIXED INCOME  DAVIS VENTURE VALUE
                                                 SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                                 (CLASS B)           (CLASS B)           (CLASS B)
                                             ------------------  -----------------  -------------------
INVESTMENT INCOME:
      Dividends                                  $ 227,018           $249,050             $  32,127
                                                 ---------           --------             ---------
EXPENSES:
      Mortality and expense risk
         charges                                   207,619            117,038               186,563
      Administrative charges                        17,132              9,741                15,142
                                                 ---------           --------             ---------
         Total expenses                            224,751            126,779               201,705
                                                 ---------           --------             ---------
            Net investment income (loss)             2,267            122,271              (169,578)
                                                 ---------           --------             ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  306,559                 --               124,347
      Realized gains (losses) on sale of
         investments                                93,163             (1,675)              258,201
                                                 ---------           --------             ---------
            Net realized gains (losses)            399,722             (1,675)              382,548
                                                 ---------           --------             ---------
      Change in unrealized gains (losses)
         on investments                           (108,886)            (7,065)              (15,321)
                                                 ---------           --------             ---------
      Net increase (decrease) in net assets
         resulting from operations               $ 293,103           $113,531             $ 197,649
                                                 =========           ========             =========

                                                                 DWSII DREMAN
                                                DWSII DREMAN     SMALL MID CAP       DWSII
                                             HIGH RETURN EQUITY      VALUE      GLOBAL THEMATIC
                                                 SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                 (CLASS B)         (CLASS B)       (CLASS B)
                                             ------------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $   199,182       $    53,504      $  11,450
                                                -----------       -----------      ---------
EXPENSES:
      Mortality and expense risk
         charges                                    334,160           164,026         88,046
      Administrative charges                         28,301            13,584          7,251
                                                -----------       -----------      ---------
         Total expenses                             362,461           177,610         95,297
                                                -----------       -----------      ---------
            Net investment income (loss)           (163,279)         (124,106)       (83,847)
                                                -----------       -----------      ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   157,885         1,283,824        654,590
      Realized gains (losses) on sale of
         investments                                363,967           222,419        171,518
                                                -----------       -----------      ---------
            Net realized gains (losses)             521,852         1,506,243        826,108
                                                -----------       -----------      ---------
      Change in unrealized gains (losses)
         on investments                          (1,081,781)       (1,276,884)      (595,507)
                                                -----------       -----------      ---------
      Net increase (decrease) in net assets
         resulting from operations              $  (723,208)      $   105,253      $ 146,754
                                                ===========       ===========      =========

   The accompanying notes are an integral part of these financial statements.

                                                    DWSII
                                             GOVERNMENT & AGENCY        DWSII           DWSII     DWSII INTERNATIONAL
                                                 SECURITIES       GROWTH ALLOCATION  HIGH INCOME     SELECT EQUITY
                                                 SUBACCOUNT           SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)           (CLASS B)       (CLASS B)        (CLASS B)
                                             -------------------  -----------------  -----------  -------------------
INVESTMENT INCOME:
      Dividends                                    $ 75,954           $  364,592      $ 408,130         $120,555
                                                   --------           ----------      ---------         --------
EXPENSES:
      Mortality and expense risk
         charges                                     32,482              341,589         98,619          107,422
      Administrative charges                          2,745               27,862          8,206            8,408
                                                   --------           ----------      ---------         --------
         Total expenses                              35,227              369,451        106,825          115,830
                                                   --------           ----------      ---------         --------
            Net investment income (loss)             40,727               (4,859)       301,305            4,725
                                                   --------           ----------      ---------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --              930,469             --          484,245
      Realized gains (losses) on sale of
         investments                                (21,291)             281,044        (43,617)         229,167
                                                   --------           ----------      ---------         --------
            Net realized gains (losses)             (21,291)           1,211,513        (43,617)         713,412
                                                   --------           ----------      ---------         --------
      Change in unrealized gains (losses)
         on investments                              36,490             (561,650)      (347,996)         (41,110)
                                                   --------           ----------      ---------         --------
      Net increase (decrease) in net assets
         resulting from operations                 $ 55,926           $  645,004      $ (90,308)        $677,027
                                                   ========           ==========      =========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                               DWSII JANUS         DWSII            DWSII
                                             GROWTH & INCOME  LARGE CAP VALUE  MID CAP GROWTH
                                               SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                                (CLASS B)        (CLASS B)        (CLASS B)
                                             ---------------  ---------------  --------------
INVESTMENT INCOME:
      Dividends                                 $   4,797        $  37,985        $      --
                                                ---------        ---------        ---------
EXPENSES:
      Mortality and expense risk
         charges                                   43,298           54,768           15,358
      Administrative charges                        3,467            4,386            1,335
                                                ---------        ---------        ---------
         Total expenses                            46,765           59,154           16,693
                                                ---------        ---------        ---------
            Net investment income (loss)          (41,968)         (21,169)         (16,693)
                                                ---------        ---------        ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --          100,919               --
      Realized gains (losses) on sale of
         investments                               99,507           78,336           72,947
                                                ---------        ---------        ---------
            Net realized gains (losses)            99,507          179,255           72,947
                                                ---------        ---------        ---------
      Change in unrealized gains (losses)
         on investments                            35,667          137,069          (10,600)
                                                ---------        ---------        ---------
      Net increase (decrease) in net assets
         resulting from operations              $  93,206        $ 295,155        $  45,654
                                                =========        =========        =========

                                                    DWSII            DWSII            DWSII
                                             MODERATE ALLOCATION  MONEY MARKET  SMALL CAP GROWTH
                                                 SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)        (CLASS B)        (CLASS B)
                                             -------------------  ------------  ----------------
INVESTMENT INCOME:
      Dividends                                   $ 390,433         $ 235,473       $      --
                                                  ---------         ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                    324,843            93,444          59,944
      Administrative charges                         26,424             8,034           4,666
                                                  ---------         ---------       ---------
         Total expenses                             351,267           101,478          64,610
                                                  ---------         ---------       ---------
            Net investment income (loss)             39,166           133,995         (64,610)
                                                  ---------         ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   646,027                --              --
      Realized gains (losses) on sale of
         investments                                214,308                --         104,459
                                                  ---------         ---------       ---------
            Net realized gains (losses)             860,335                --         104,459
                                                  ---------         ---------       ---------
      Change in unrealized gains (losses)
         on investments                            (360,839)               --          61,972
                                                  ---------         ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 538,662         $ 133,995       $ 101,821
                                                  =========         =========       =========

   The accompanying notes are an integral part of these financial statements.

                                                              DWSII                           FIDELITY VIP
                                               DWSII     TURNER MID CAP     FIDELITY VIP     DYNAMIC CAPITAL
                                             TECHNOLOGY      GROWTH          CONTRAFUND       APPRECIATION
                                             SUBACCOUNT    SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                             (CLASS B)      (CLASS B)    (SERVICE CLASS 2)  (SERVICE CLASS 2)
                                             ----------  --------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                               $     --      $     --        $   184,895         $   1,784
                                              --------      --------        -----------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                22,601        43,926            426,787            29,735
      Administrative charges                     1,816         3,447             35,656             2,563
                                              --------      --------        -----------         ---------
         Total expenses                         24,417        47,373            462,443            32,298
                                              --------      --------        -----------         ---------
            Net investment income (loss)       (24,417)      (47,373)          (277,548)          (30,514)
                                              --------      --------        -----------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --       190,548          6,319,085           169,566
      Realized gains (losses) on sale of
         investments                            37,650        61,794            393,163           107,119
                                              --------      --------        -----------         ---------
            Net realized gains (losses)         37,650       252,342          6,712,248           276,685
                                              --------      --------        -----------         ---------
      Change in unrealized gains (losses)
         on investments                         71,963       260,457         (3,121,266)         (154,341)
                                              --------      --------        -----------         ---------
      Net increase (decrease) in net assets
         resulting from operations            $ 85,196      $465,426        $ 3,313,434         $  91,830
                                              ========      ========        ===========         =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                FTVIPT FRANKLIN    FTVIPT FRANKLIN
                                               FIDELITY VIP     RISING DIVIDENDS    SMALL MID-CAP
                                                  MID CAP          SECURITIES     GROWTH SECURITIES
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                             (SERVICE CLASS 2)     (CLASS 2)          (CLASS 2)
                                             -----------------  ----------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $  147,700        $   356,462         $      --
                                                ----------        -----------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                   523,783            261,250           105,188
      Administrative charges                        44,794             22,373             9,099
                                                ----------        -----------         ---------
         Total expenses                            568,577            283,623           114,287
                                                ----------        -----------         ---------
            Net investment income (loss)          (420,877)            72,839          (114,287)
                                                ----------        -----------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                2,678,617            218,633           399,100
      Realized gains (losses) on sale of
         investments                               407,638            309,869           157,122
                                                ----------        -----------         ---------
            Net realized gains (losses)          3,086,255            528,502           556,222
                                                ----------        -----------         ---------
      Change in unrealized gains (losses)
         on investments                            973,936         (1,279,780)          (13,503)
                                                ----------        -----------         ---------
      Net increase (decrease) in net assets
         resulting from operations              $3,639,314        $  (678,439)        $ 428,432
                                                ==========        ===========         =========
                                              FTVIPT TEMPLETON                         JANUS ASPEN
                                             DEVELOPING MARKETS   FTVIPT TEMPLETON     GLOBAL LIFE
                                                 SECURITIES      FOREIGN SECURITIES      SCIENCES
                                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                                 (CLASS 2)            (CLASS 2)      (SERVICE SHARES)
                                             ------------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  340,975          $  428,228          $    --
                                                 ----------          ----------          -------
EXPENSES:
      Mortality and expense risk
         charges                                    274,050             382,492            4,353
      Administrative charges                         23,275              32,091              360
                                                 ----------          ----------          -------
         Total expenses                             297,325             414,583            4,713
                                                 ----------          ----------          -------
            Net investment income (loss)             43,650              13,645           (4,713)
                                                 ----------          ----------          -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 1,171,637             976,737               --
      Realized gains (losses) on sale of
         investments                              1,097,532             818,125           14,564
                                                 ----------          ----------          -------
            Net realized gains (losses)           2,269,169           1,794,862           14,564
                                                 ----------          ----------          -------
      Change in unrealized gains (losses)
         on investments                           1,263,051             802,529           32,755
                                                 ----------          ----------          -------
      Net increase (decrease) in net assets
         resulting from operations               $3,575,870          $2,611,036          $42,606
                                                 ==========          ==========          =======

   The accompanying notes are an integral part of these financial statements.

                                                JANUS ASPEN        JANUS ASPEN          LMPVET             LMPVET
                                             GLOBAL TECHNOLOGY  WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                                                 SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                              (SERVICE SHARES)  (SERVICE SHARES)    (CLASS I) (b)      (CLASS II) (b)
                                             -----------------  ----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                   $  9,073           $ 1,506          $      --          $      --
                                                  --------           -------          ---------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                    25,208             4,717             96,064             86,905
      Administrative charges                         2,087               394              7,961              7,277
                                                  --------           -------          ---------          ---------
         Total expenses                             27,295             5,111            104,025             94,182
                                                  --------           -------          ---------          ---------
            Net investment income (loss)           (18,222)           (3,605)          (104,025)           (94,182)
                                                  --------           -------          ---------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                --             41,475             39,796
      Realized gains (losses) on sale of
         investments                                19,478             9,782            (13,865)           (10,293)
                                                  --------           -------          ---------          ---------
            Net realized gains (losses)             19,478             9,782             27,610             29,503
                                                  --------           -------          ---------          ---------
      Change in unrealized gains (losses)
         on investments                            230,422            10,593           (293,058)          (287,503)
                                                  --------           -------          ---------          ---------
      Net increase (decrease) in net assets
         resulting from operations                $231,678           $16,770          $(369,473)         $(352,182)
                                                  ========           =======          =========          =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 LMPVET        LMPVET           LMPVET
                                              APPRECIATION  EQUITY INDEX  FUNDAMENTAL VALUE
                                               SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                                             (CLASS I) (b)   (CLASS II)     (CLASS I) (b)
                                             -------------  ------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $ 17,535      $ 211,924       $  57,471
                                                --------      ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                  20,647        240,413          57,079
      Administrative charges                       1,757         20,294           4,857
                                                --------      ---------       ---------
         Total expenses                           22,404        260,707          61,936
                                                --------      ---------       ---------
            Net investment income (loss)          (4,869)       (48,783)         (4,465)
                                                --------      ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                135,727        612,599         224,186
      Realized gains (losses) on sale of
         investments                               3,552        281,850          (3,203)
                                                --------      ---------       ---------
            Net realized gains (losses)          139,279        894,449         220,983
                                                --------      ---------       ---------
      Change in unrealized gains (losses)
         on investments                          (89,742)      (450,289)       (471,368)
                                                --------      ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations              $ 44,668      $ 395,377       $(254,850)
                                                ========      =========       =========

                                               LMPVET         LMPVET            LMPVET
                                              INVESTORS  LARGE CAP GROWTH  SMALL CAP GROWTH
                                             SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                              (CLASS I)    (CLASS I) (b)       (CLASS I)
                                             ----------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                               $ 39,313       $  1,036          $     --
                                              --------       --------          --------
EXPENSES:
      Mortality and expense risk
         charges                                57,237         31,224            90,607
      Administrative charges                     4,766          2,579             7,534
                                              --------       --------          --------
         Total expenses                         62,003         33,803            98,141
                                              --------       --------          --------
            Net investment income (loss)       (22,690)       (32,767)          (98,141)
                                              --------       --------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               83,520             --           342,461
      Realized gains (losses) on sale of
         investments                            43,129          2,557            99,374
                                              --------       --------          --------
            Net realized gains (losses)        126,649          2,557           441,835
                                              --------       --------          --------
      Change in unrealized gains (losses)
         on investments                        (40,968)        11,416            42,975
                                              --------       --------          --------
      Net increase (decrease) in net assets
         resulting from operations            $ 62,991       $(18,794)         $386,669
                                              ========       ========          ========

   The accompanying notes are an integral part of these financial statements.

                                                                  LMPVPI          LMPVPI           LMPVPII
                                                  LMPVET          ALL CAP        ALL CAP      GROWTH AND INCOME
                                             SOCIAL AWARENESS   SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                                SUBACCOUNT     (CLASS I) (a)  (CLASS II) (a)    (CLASS I) (a)
                                             ----------------  -------------  --------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $ 13,570        $  13,293       $     91         $     980
                                                 --------        ---------       --------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                   16,636           25,605          1,238             9,370
      Administrative charges                        1,455            2,172            111               793
                                                 --------        ---------       --------         ---------
         Total expenses                            18,091           27,777          1,349            10,163
                                                 --------        ---------       --------         ---------
            Net investment income (loss)           (4,521)         (14,484)        (1,258)           (9,183)
                                                 --------        ---------       --------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 157,381          230,450         12,520            70,393
      Realized gains (losses) on sale of
         investments                                4,474          760,038         11,533           278,292
                                                 --------        ---------       --------         ---------
            Net realized gains (losses)           161,855          990,488         24,053           348,685
                                                 --------        ---------       --------         ---------
      Change in unrealized gains (losses)
         on investments                           (74,669)        (760,158)       (11,222)         (267,009)
                                                 --------        ---------       --------         ---------
      Net increase (decrease) in net assets
         resulting from operations               $ 82,665        $ 215,846       $ 11,573         $  72,493
                                                 ========        =========       ========         =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                  LMPVPI             LMPVPII           LMPVPII
                                             LARGE CAP GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                              (CLASS I) (a)      (CLASS I) (a)      (CLASS II) (a)
                                             ----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $      --        $        --        $        --
                                                 ---------        -----------        -----------
EXPENSES:
      Mortality and expense risk
         charges                                    15,165             48,946             39,785
      Administrative charges                         1,246              4,051              3,346
                                                 ---------        -----------        -----------
         Total expenses                             16,411             52,997             43,131
                                                 ---------        -----------        -----------
            Net investment income (loss)           (16,411)           (52,997)           (43,131)
                                                 ---------        -----------        -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --             21,243             17,943
      Realized gains (losses) on sale of
         investments                               393,380          1,905,882          1,410,393
                                                 ---------        -----------        -----------
            Net realized gains (losses)            393,380          1,927,125          1,428,336
                                                 ---------        -----------        -----------
      Change in unrealized gains (losses)
         on investments                           (271,145)        (1,587,920)        (1,154,276)
                                                 ---------        -----------        -----------
      Net increase (decrease) in net assets
         resulting from operations               $ 105,824        $   286,208        $   230,929
                                                 =========        ===========        ===========

                                                   LMPVET           LMPVIT        LMPVPI
                                             CAPITAL AND INCOME   ADJUSTABLE   TOTAL RETURN
                                                 SUBACCOUNT      RATE INCOME    SUBACCOUNT
                                               (CLASS II) (b)     SUBACCOUNT  (CLASS II) (a)
                                             ------------------  -----------  --------------
INVESTMENT INCOME:
      Dividends                                  $  57,286         $117,161     $  25,178
                                                 ---------         --------     ---------
EXPENSES:
      Mortality and expense risk
         charges                                    54,464           48,832        24,170
      Administrative charges                         4,760            4,041         2,121
                                                 ---------         --------     ---------
         Total expenses                             59,224           52,873        26,291
                                                 ---------         --------     ---------
            Net investment income (loss)            (1,938)          64,288        (1,113)
                                                 ---------         --------     ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  762,235               --        28,496
      Realized gains (losses) on sale of
         investments                                 3,366           (1,954)      394,209
                                                 ---------         --------     ---------
            Net realized gains (losses)            765,601           (1,954)      422,705
                                                 ---------         --------     ---------
      Change in unrealized gains (losses)
         on investments                           (770,491)         (72,946)     (299,259)
                                                 ---------         --------     ---------
      Net increase (decrease) in net assets
         resulting from operations               $  (6,828)        $(10,612)    $ 122,333
                                                 =========         ========     =========

   The accompanying notes are an integral part of these financial statements.

                                                                                   MIST
                                                LORD ABBETT      LORD ABBETT    BATTERYMARCH   MIST BLACKROCK
                                             GROWTH AND INCOME  MID-CAP VALUE  MID-CAP STOCK     HIGH YIELD
                                                SUBACCOUNT        SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                               (CLASS VC)(a)    (CLASS VC)(a)    (CLASS A)       (CLASS A)
                                             -----------------  -------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $        --       $       --     $  17,393       $ 545,775
                                                -----------       ----------     ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                     89,218           77,616        96,681         167,735
      Administrative charges                          7,214            6,436         8,350          15,128
                                                -----------       ----------     ---------       ---------
         Total expenses                              96,432           84,052       105,031         182,863
                                                -----------       ----------     ---------       ---------
            Net investment income (loss)            (96,432)         (84,052)      (87,638)        362,912
                                                -----------       ----------     ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --               --       693,497              --
      Realized gains (losses) on sale of
         investments                              2,133,663        2,182,490       (20,610)         (4,093)
                                                -----------       ----------     ---------       ---------
            Net realized gains (losses)           2,133,663        2,182,490       672,887          (4,093)
                                                -----------       ----------     ---------       ---------
      Change in unrealized gains (losses)
         on investments                          (1,472,754)        (801,611)     (362,707)       (523,685)
                                                -----------       ----------     ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations              $   564,477       $1,296,827     $ 222,542       $(164,866)
                                                ===========       ==========     =========       =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             MIST BLACKROCK  MIST BLACKROCK    MIST DREMAN
                                             LARGE-CAP CORE  LARGE-CAP CORE  SMALL-CAP VALUE
                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                              (CLASS E)(b)    (CLASS A)(a)      (CLASS A)
                                             --------------  --------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $     --        $  34,038        $     --
                                                --------        ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                  58,198           29,208           9,161
      Administrative charges                       4,695            2,362             783
                                                --------        ---------        --------
         Total expenses                           62,893           31,570           9,944
                                                --------        ---------        --------
            Net investment income (loss)         (62,893)           2,468          (9,944)
                                                --------        ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --          296,540           2,763
      Realized gains (losses) on sale of
         investments                              15,733          252,749          12,236
                                                --------        ---------        --------
            Net realized gains (losses)           15,733          549,289          14,999
                                                --------        ---------        --------
      Change in unrealized gains (losses)
         on investments                           38,779         (323,399)        (23,082)
                                                --------        ---------        --------
      Net increase (decrease) in net assets
         resulting from operations              $ (8,381)       $ 228,358        $(18,027)
                                                ========        =========        ========

                                                  MIST
                                             HARRIS OAKMARK      MIST            MIST
                                              INTERNATIONAL  JANUS FORTY   LAZARD MID-CAP
                                               SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                               (CLASS A)       (CLASS A)    (CLASS B)(b)
                                             --------------  ------------  --------------
INVESTMENT INCOME:
      Dividends                                 $  71,730     $   15,083       $    --
                                                ---------     ----------       --------
EXPENSES:
      Mortality and expense risk
         charges                                  136,748        159,348          5,637
      Administrative charges                       11,361         13,486            482
                                                ---------     ----------       --------
         Total expenses                           148,109        172,834          6,119
                                                ---------     ----------       --------
            Net investment income (loss)          (76,379)      (157,751)        (6,119)
                                                ---------     ----------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 615,472      1,450,374             --
      Realized gains (losses) on sale of
         investments                               79,383         24,950         (1,201)
                                                ---------     ----------       --------
            Net realized gains (losses)           694,855      1,475,324         (1,201)
                                                ---------     ----------       --------
      Change in unrealized gains (losses)
         on investments                          (855,323)       957,135        (54,598)
                                                ---------     ----------       --------
      Net increase (decrease) in net assets
         resulting from operations              $(236,847)    $2,274,708       $(61,918)
                                                =========     ==========       ========

   The accompanying notes are an integral part of these financial statements.

                                                    MIST
                                             LEGG MASON PARTNERS  MIST LORD ABBETT   MIST LORD ABBETT  MIST LORD ABBETT
                                                MANAGED ASSETS     BOND DEBENTURE   GROWTH AND INCOME    MID-CAP VALUE
                                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                                  (CLASS A)           (CLASS A)         (CLASS B)          (CLASS B)
                                             -------------------  ----------------  -----------------  ----------------
INVESTMENT INCOME:
      Dividends                                   $ 104,641           $231,242          $ 135,508         $     2,472
                                                  ---------           --------          ---------         -----------
EXPENSES:
      Mortality and expense risk
         charges                                     79,461             75,371            404,296             168,017
      Administrative charges                          6,587              6,212             38,255              13,957
                                                  ---------           --------          ---------         -----------
         Total expenses                              86,048             81,583            442,551             181,974
                                                  ---------           --------          ---------         -----------
            Net investment income (loss)             18,593            149,659           (307,043)           (179,502)
                                                  ---------           --------          ---------         -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   367,837              5,333            696,294              52,109
      Realized gains (losses) on sale of
         investments                                  9,421             49,072            142,939             (85,461)
                                                  ---------           --------          ---------         -----------
            Net realized gains (losses)             377,258             54,405            839,233             (33,352)
                                                  ---------           --------          ---------         -----------
      Change in unrealized gains (losses)
         on investments                            (213,538)            (8,594)          (502,781)         (1,251,102)
                                                  ---------           --------          ---------         -----------
      Net increase (decrease) in net assets
         resulting from operations                $ 182,313           $195,470          $  29,409         $(1,463,956)
                                                  =========           ========          =========         ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 MIST MET/AIM          MIST MET/AIM        MIST MET/AIM
                                             CAPITAL APPRECIATION  CAPITAL APPRECIATION  SMALL CAP GROWTH
                                                  SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                                  (CLASS A)           (CLASS E) (b)          (CLASS A)
                                             --------------------  --------------------  ----------------
INVESTMENT INCOME:
      Dividends                                    $  2,566              $     --             $    --
                                                   --------              --------             -------
EXPENSES:
      Mortality and expense risk
         charges                                     51,509                78,651               5,904
      Administrative charges                          4,336                 6,764                 495
                                                   --------              --------             -------
         Total expenses                              55,845                85,415               6,399
                                                   --------              --------             -------
            Net investment income (loss)            (53,279)              (85,415)             (6,399)
                                                   --------              --------             -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     7,044                    --               2,839
      Realized gains (losses) on sale of
         investments                                (11,136)               10,334               6,043
                                                   --------              --------             -------
            Net realized gains (losses)              (4,092)               10,334               8,882
                                                   --------              --------             -------
      Change in unrealized gains (losses)
         on investments                             324,540               254,599               6,763
                                                   --------              --------             -------
      Net increase (decrease) in net assets
         resulting from operations                 $267,169              $179,518             $ 9,246
                                                   ========              ========             =======

                                                  MIST            MIST
                                              MFS EMERGING    MFS RESEARCH     MIST
                                             MARKETS EQUITY  INTERNATIONAL   MFS VALUE
                                               SUBACCOUNT      SUBACCOUNT   SUBACCOUNT
                                              (CLASS A) (b)  (CLASS B) (b)   (CLASS A)
                                             --------------  -------------  ----------
INVESTMENT INCOME:
      Dividends                                $       --       $     --    $      56
                                               ----------       --------    ---------
EXPENSES:
      Mortality and expense risk
         charges                                   65,182         13,522      160,783
      Administrative charges                        5,509          1,202       13,424
                                               ----------       --------    ---------
         Total expenses                            70,691         14,724      174,207
                                               ----------       --------    ---------
            Net investment income (loss)          (70,691)       (14,724)    (174,151)
                                               ----------       --------    ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --             --      167,300
      Realized gains (losses) on sale of
         investments                              108,210          2,006      105,009
                                               ----------       --------    ---------
            Net realized gains (losses)           108,210          2,006      272,309
                                               ----------       --------    ---------
      Change in unrealized gains (losses)
         on investments                         1,139,133         65,605      358,674
                                               ----------       --------    ---------
      Net increase (decrease) in net assets
         resulting from operations             $1,176,652       $ 52,887    $ 456,832
                                               ==========       ========    =========

   The accompanying notes are an integral part of these financial statements.

                                                   MIST                MIST               MIST
                                             NEUBERGER BERMAN      OPPENHEIMER       PIMCO INFLATION      MIST
                                               REAL ESTATE     CAPITAL APPRECIATION  PROTECTED BOND   PIONEER FUND
                                                SUBACCOUNT          SUBACCOUNT         SUBACCOUNT      SUBACCOUNT
                                                (CLASS A)           (CLASS B)         (CLASS A) (b)     (CLASS A)
                                             ----------------  --------------------  ---------------  ------------
INVESTMENT INCOME:
      Dividends                                $   173,503           $      --          $      --       $ 12,448
                                               -----------           ---------          ---------       --------
EXPENSES:
      Mortality and expense risk
         charges                                   278,512             107,485            138,961         24,161
      Administrative charges                        23,947               9,276             11,733          2,073
                                               -----------           ---------          ---------       --------
         Total expenses                            302,459             116,761            150,694         26,234
                                               -----------           ---------          ---------       --------
            Net investment income (loss)          (128,956)           (116,761)          (150,694)       (13,786)
                                               -----------           ---------          ---------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                1,390,332             371,361                 --             --
      Realized gains (losses) on sale of
         investments                               296,919              61,135             24,102         59,189
                                               -----------           ---------          ---------       --------
            Net realized gains (losses)          1,687,251             432,496             24,102         59,189
                                               -----------           ---------          ---------       --------
      Change in unrealized gains (losses)
         on investments                         (4,223,659)            335,584            810,364          1,961
                                               -----------           ---------          ---------       --------
      Net increase (decrease) in net assets
         resulting from operations             $(2,665,364)          $ 651,319          $ 683,772       $ 47,364
                                               ===========           =========          =========       ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                   MIST              MIST
                                              MIST PIONEER  PIONEER STRATEGIC    THIRD AVENUE
                                             MID-CAP VALUE        INCOME       SMALL CAP VALUE
                                               SUBACCOUNT       SUBACCOUNT        SUBACCOUNT
                                             (CLASS A) (a)      (CLASS A)         (CLASS B)
                                             -------------  -----------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $  1,939        $  64,143        $   119,533
                                                --------        ---------        -----------
EXPENSES:
      Mortality and expense risk
         charges                                   2,626          165,907            384,609
      Administrative charges                         225           13,960             32,531
                                                --------        ---------        -----------
         Total expenses                            2,851          179,867            417,140
                                                --------        ---------        -----------
            Net investment income (loss)            (912)        (115,724)          (297,607)
                                                --------        ---------        -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 69,071               --            785,123
      Realized gains (losses) on sale of
         investments                               1,319           23,086           (112,979)
                                                --------        ---------        -----------
            Net realized gains (losses)           70,390           23,086            672,144
                                                --------        ---------        -----------
      Change in unrealized gains (losses)
         on investments                          (22,913)         511,935         (2,462,404)
                                                --------        ---------        -----------
      Net increase (decrease) in net assets
         resulting from operations              $ 46,565        $ 419,297        $(2,087,867)
                                                ========        =========        ===========

                                               MSF BLACKROCK    MSF BLACKROCK  MSF BLACKROCK
                                             AGGRESSIVE GROWTH   BOND INCOME   MONEY MARKET
                                                 SUBACCOUNT       SUBACCOUNT    SUBACCOUNT
                                                 (CLASS D)        (CLASS A)      (CLASS A)
                                             -----------------  -------------  -------------
INVESTMENT INCOME:
      Dividends                                  $      --         $266,005      $1,398,760
                                                 ---------         --------      ----------
EXPENSES:
      Mortality and expense risk
         charges                                    92,150          146,498         521,249
      Administrative charges                         7,966           12,407          42,462
                                                 ---------         --------      ----------
         Total expenses                            100,116          158,905         563,711
                                                 ---------         --------      ----------
            Net investment income (loss)          (100,116)         107,100         835,049
                                                 ---------         --------      ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --               --              --
      Realized gains (losses) on sale of
         investments                                49,747           40,283              --
                                                 ---------         --------      ----------
            Net realized gains (losses)             49,747           40,283              --
                                                 ---------         --------      ----------
      Change in unrealized gains (losses)
         on investments                            926,137          205,044              --
                                                 ---------         --------      ----------
      Net increase (decrease) in net assets
         resulting from operations               $ 875,768         $352,427      $  835,049
                                                 =========         ========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                                    MSF METLIFE
                                                 MSF             MSF              MSF METLIFE       CONSERVATIVE
                                             FI LARGE CAP  FI VALUE LEADERS  AGGRESSIVE ALLOCATION   ALLOCATION
                                              SUBACCOUNT      SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                              (CLASS A)       (CLASS D)            (CLASS B)         (CLASS B)
                                             ------------  ----------------  ---------------------  ------------
INVESTMENT INCOME:
      Dividends                               $   7,850       $   94,886           $  1,086           $     --
                                              ---------       ----------           --------           --------
EXPENSES:
      Mortality and expense risk
         charges                                 86,945          206,873             39,062             45,152
      Administrative charges                      7,165           17,142              2,973              3,504
                                              ---------       ----------           --------           --------
         Total expenses                          94,110          224,015             42,035             48,656
                                              ---------       ----------           --------           --------
            Net investment income (loss)        (86,260)        (129,129)           (40,949)           (48,656)
                                              ---------       ----------           --------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               325,613        1,027,273              3,122              1,320
      Realized gains (losses) on sale of
         investments                              7,258           20,878             20,953             59,407
                                              ---------       ----------           --------           --------
            Net realized gains (losses)         332,871        1,048,151             24,075             60,727
                                              ---------       ----------           --------           --------
      Change in unrealized gains (losses)
         on investments                        (148,568)        (661,337)            13,243             65,380
                                              ---------       ----------           --------           --------
      Net increase (decrease) in net assets
         resulting from operations            $  98,043       $  257,685           $ (3,631)          $ 77,451
                                              =========       ==========           ========           ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 MSF METLIFE                                MSF METLIFE
                                               CONSERVATIVE TO        MSF METLIFE           MODERATE TO
                                             MODERATE ALLOCATION  MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                                  SUBACCOUNT          SUBACCOUNT             SUBACCOUNT
                                                  (CLASS B)            (CLASS B)              (CLASS B)
                                             -------------------  -------------------  ---------------------
INVESTMENT INCOME:
      Dividends                                   $     --             $   1,046             $   2,539
                                                  --------             ---------             ---------
EXPENSES:
      Mortality and expense risk
         charges                                    56,051               236,125               136,643
      Administrative charges                         4,659                18,827                10,996
                                                  --------             ---------             ---------
         Total expenses                             60,710               254,952               147,639
                                                  --------             ---------             ---------
            Net investment income (loss)           (60,710)             (253,906)             (145,100)
                                                  --------             ---------             ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    6,783                18,833                10,158
      Realized gains (losses) on sale of
         investments                                52,356               125,272               298,820
                                                  --------             ---------             ---------
            Net realized gains (losses)             59,139               144,105               308,978
                                                  --------             ---------             ---------
      Change in unrealized gains (losses)
         on investments                             47,336               349,440                30,367
                                                  --------             ---------             ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 45,765             $ 239,639             $ 194,245
                                                  ========             =========             =========

                                                                              MSF
                                               MSF MFS        MSF MFS     OPPENHEIMER
                                             TOTAL RETURN  TOTAL RETURN  GLOBAL EQUITY
                                              SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                              (CLASS B)     (CLASS F)      (CLASS B)
                                             ------------  ------------  -------------
INVESTMENT INCOME:
      Dividends                               $  84,935     $  673,358    $  317,860
                                              ---------     ----------    ----------
EXPENSES:
      Mortality and expense risk
         charges                                 86,694        613,982       622,265
      Administrative charges                      7,040         51,644        53,400
                                              ---------     ----------    ----------
         Total expenses                          93,734        665,626       675,665
                                              ---------     ----------    ----------
            Net investment income (loss)         (8,799)         7,732      (357,805)
                                              ---------     ----------    ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               145,763      1,136,117       527,032
      Realized gains (losses) on sale of
         investments                             35,524        274,520       599,413
                                              ---------     ----------    ----------
            Net realized gains (losses)         181,287      1,410,637     1,126,445
                                              ---------     ----------    ----------
      Change in unrealized gains (losses)
         on investments                        (106,545)      (670,943)      822,708
                                              ---------     ----------    ----------
      Net increase (decrease) in net assets
         resulting from operations            $  65,943     $  747,426    $1,591,348
                                              =========     ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                    MSF        MSF WESTERN ASSET  MSF WESTERN ASSET
                                               T. ROWE PRICE    MANAGEMENT HIGH    MANAGEMENT U.S.            PIMCO VIT
                                             LARGE CAP GROWTH      YIELD BOND         GOVERNMENT             REAL RETURN
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT             SUBACCOUNT
                                                 (CLASS B)       (CLASS A) (a)        (CLASS A)      (ADMINISTRATIVE CLASS) (a)
                                             ----------------  -----------------  -----------------  --------------------------
INVESTMENT INCOME:
      Dividends                                  $  4,920          $ 755,882           $166,660              $ 174,451
                                                 --------          ---------           --------              ---------
EXPENSES:
      Mortality and expense risk
         charges                                   45,591             40,197             94,528                 65,458
      Administrative charges                        3,941              3,577              9,026                  5,547
                                                 --------          ---------           --------              ---------
         Total expenses                            49,532             43,774            103,554                 71,005
                                                 --------          ---------           --------              ---------
            Net investment income (loss)          (44,612)           712,108             63,106                103,446
                                                 --------          ---------           --------              ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  22,694             64,810                 --                     --
      Realized gains (losses) on sale of
         investments                               27,649             (5,953)            50,596               (699,546)
                                                 --------          ---------           --------              ---------
            Net realized gains (losses)            50,343             58,857             50,596               (699,546)
                                                 --------          ---------           --------              ---------
      Change in unrealized gains (losses)
         on investments                           164,458           (497,478)            43,861                811,182
                                                 --------          ---------           --------              ---------
      Net increase (decrease) in net assets
         resulting from operations               $170,189          $ 273,487           $157,563              $ 215,082
                                                 ========          =========           ========              =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                    PIMCO VIT              PIONEER           PIONEER
                                                  TOTAL RETURN       AMERICA INCOME VCT     BOND VCT
                                                   SUBACCOUNT            SUBACCOUNT        SUBACCOUNT
                                             (ADMINISTRATIVE CLASS)    (CLASS II) (c)    (CLASS II) (d)
                                             ----------------------  ------------------  --------------
INVESTMENT INCOME:
      Dividends                                    $1,257,131             $368,403          $ 62,589
                                                   ----------             --------          --------
EXPENSES:
      Mortality and expense risk
         charges                                      468,166              139,286            24,197
      Administrative charges                           39,275               12,017             2,059
                                                   ----------             --------          --------
         Total expenses                               507,441              151,303            26,256
                                                   ----------             --------          --------
            Net investment income (loss)              749,690              217,100            36,333
                                                   ----------             --------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                          --                   --                --
      Realized gains (losses) on sale of
         investments                                  (84,476)             (93,308)              656
                                                   ----------             --------          --------
            Net realized gains (losses)               (84,476)             (93,308)              656
                                                   ----------             --------          --------
      Change in unrealized gains (losses)
         on investments                             1,029,439              208,007            68,283
                                                   ----------             --------          --------
      Net increase (decrease) in net assets
         resulting from operations                 $1,694,653             $331,799          $105,272
                                                   ==========             ========          ========

                                                  PIONEER             PIONEER             PIONEER
                                             CULLEN VALUE VCT  EMERGING MARKETS VCT  EQUITY INCOME VCT
                                                SUBACCOUNT          SUBACCOUNT           SUBACCOUNT
                                                (CLASS II)          (CLASS II)           (CLASS II)
                                             ----------------  --------------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $ 58,406           $   46,012           $ 303,198
                                                 --------           ----------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                  122,310              238,994             217,290
      Administrative charges                       10,875               20,417              19,814
                                                 --------           ----------           ---------
         Total expenses                           133,185              259,411             237,104
                                                 --------           ----------           ---------
            Net investment income (loss)          (74,779)            (213,399)             66,094
                                                 --------           ----------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --            1,370,335             413,833
      Realized gains (losses) on sale of
         investments                               61,965              609,502             265,655
                                                 --------           ----------           ---------
            Net realized gains (losses)            61,965            1,979,837             679,488
                                                 --------           ----------           ---------
      Change in unrealized gains (losses)
         on investments                           291,114            2,768,304            (959,180)
                                                 --------           ----------           ---------
      Net increase (decrease) in net assets
         resulting from operations               $278,300           $4,534,742           $(213,598)
                                                 ========           ==========           =========

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER EQUITY     PIONEER   PIONEER GLOBAL      PIONEER
                                             OPPORTUNITY VCT   FUND VCT   HIGH YIELD VCT  HIGH YIELD VCT
                                               SUBACCOUNT     SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
                                             (CLASS II) (c)   (CLASS II)    (CLASS II)      (CLASS II)
                                             ---------------  ----------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                  $  1,204      $121,356     $ 386,732        $726,895
                                                 --------      --------     ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                   10,166       203,537        89,961         245,987
      Administrative charges                          858        17,093         7,170          21,477
                                                 --------      --------     ---------        --------
         Total expenses                            11,024       220,630        97,131         267,464
                                                 --------      --------     ---------        --------
            Net investment income (loss)           (9,820)      (99,274)      289,601         459,431
                                                 --------      --------     ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  84,195            --        72,706          13,146
      Realized gains (losses) on sale of
         investments                                9,400       239,790        (3,262)        121,720
                                                 --------      --------     ---------        --------
            Net realized gains (losses)            93,595       239,790        69,444         134,866
                                                 --------      --------     ---------        --------
      Change in unrealized gains (losses)
         on investments                           (18,944)      121,440      (395,188)        (54,625)
                                                 --------      --------     ---------        --------
      Net increase (decrease) in net assets
         resulting from operations               $ 64,831      $261,956     $ (36,143)       $539,672
                                                 ========      ========     =========        ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER IBBOTSON  PIONEER IBBOTSON  PIONEER IBBOTSON
                                                AGGRESSIVE          GROWTH           MODERATE
                                              ALLOCATION VCT    ALLOCATION VCT    ALLOCATION VCT
                                                SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                                (CLASS II)        (CLASS II)        (CLASS II)
                                             ----------------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $ 66,113         $   939,850       $  491,128
                                                 --------         -----------       ----------
EXPENSES:
      Mortality and expense risk
         charges                                   90,830           1,921,363          963,328
      Administrative charges                        7,897             139,506           72,828
                                                 --------         -----------       ----------
         Total expenses                            98,727           2,060,869        1,036,156
                                                 --------         -----------       ----------
            Net investment income (loss)          (32,614)         (1,121,019)        (545,028)
                                                 --------         -----------       ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 161,831           1,714,800          600,089
      Realized gains (losses) on sale of
         investments                               24,928             268,591          307,405
                                                 --------         -----------       ----------
            Net realized gains (losses)           186,759           1,983,391          907,494
                                                 --------         -----------       ----------
      Change in unrealized gains (losses)
         on investments                           (20,808)          1,225,391          938,264
                                                 --------         -----------       ----------
      Net increase (decrease) in net assets
         resulting from operations               $133,337         $ 2,087,763       $1,300,730
                                                 ========         ===========       ==========

                                                                  PIONEER
                                                 PIONEER       INTERNATIONAL  PIONEER MID CAP
                                             INDEPENDENCE VCT    VALUE VCT       VALUE VCT
                                                SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                (CLASS II)       (CLASS II)      (CLASS II)
                                             ----------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                  $     --         $ 15,589      $   68,569
                                                 --------         --------      ----------
EXPENSES:
      Mortality and expense risk
         charges                                   38,898           88,008         199,462
      Administrative charges                        3,284            7,572          17,650
                                                 --------         --------      ----------
         Total expenses                            42,182           95,580         217,112
                                                 --------         --------      ----------
            Net investment income (loss)          (42,182)         (79,991)       (148,543)
                                                 --------         --------      ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --           53,857       1,225,256
      Realized gains (losses) on sale of
         investments                               48,691          219,660        (155,109)
                                                 --------         --------      ----------
            Net realized gains (losses)            48,691          273,517       1,070,147
                                                 --------         --------      ----------
      Change in unrealized gains (losses)
         on investments                           109,418          293,415        (602,644)
                                                 --------         --------      ----------
      Net increase (decrease) in net assets
         resulting from operations               $115,927         $486,941      $  318,960
                                                 ========         ========      ==========

   The accompanying notes are an integral part of these financial statements.

                                               PIONEER
                                              OAK RIDGE    PIONEER         PIONEER
                                              LARGE CAP  REAL ESTATE  SMALL AND MID CAP  PIONEER SMALL
                                             GROWTH VCT   SHARES VCT      GROWTH VCT     CAP VALUE VCT
                                             SUBACCOUNT   SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                             (CLASS II)   (CLASS II)    (CLASS II) (c)     (CLASS II)
                                             ----------  -----------  -----------------  -------------
INVESTMENT INCOME:
      Dividends                               $  11,860  $   265,134      $      --       $    40,137
                                              ---------  -----------      ---------       -----------
EXPENSES:
      Mortality and expense risk
         charges                                108,393      178,709         36,597           135,595
      Administrative charges                      9,153       15,770          3,196            11,895
                                              ---------  -----------      ---------       -----------
         Total expenses                         117,546      194,479         39,793           147,490
                                              ---------  -----------      ---------       -----------
            Net investment income (loss)       (105,686)      70,655        (39,793)         (107,353)
                                              ---------  -----------      ---------       -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                24,157    1,000,336        599,465         1,864,038
      Realized gains (losses) on sale of
         investments                            154,962      259,981         46,841           (93,194)
                                              ---------  -----------      ---------       -----------
            Net realized gains (losses)         179,119    1,260,317        646,306         1,770,844
                                              ---------  -----------      ---------       -----------
      Change in unrealized gains (losses)
         on investments                         273,910   (3,590,805)      (250,221)       (2,363,206)
                                              ---------  -----------      ---------       -----------
      Net increase (decrease) in net assets
         resulting from operations            $ 347,343  $(2,259,833)     $ 356,292       $  (699,715)
                                              =========  ===========      =========       ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER STRATEGIC                          PUTNAM VT
                                                INCOME VCT      PIONEER VALUE VCT  INTERNATIONAL EQUITY
                                                SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                                (CLASS II)        (CLASS II) (c)      (CLASS IB) (a)
                                             -----------------  -----------------  --------------------
INVESTMENT INCOME:
      Dividends                                  $1,091,148         $ 170,948            $  20,304
                                                 ----------         ---------            ---------
EXPENSES:
      Mortality and expense risk
         charges                                    366,876            97,174                3,935
      Administrative charges                         31,742             8,039                  345
                                                 ----------         ---------            ---------
         Total expenses                             398,618           105,213                4,280
                                                 ----------         ---------            ---------
            Net investment income (loss)            692,530            65,735               16,024
                                                 ----------         ---------            ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   116,013           436,783               87,894
      Realized gains (losses) on sale of
         investments                                (17,038)          334,799              194,176
                                                 ----------         ---------            ---------
            Net realized gains (losses)              98,975           771,582              282,070
                                                 ----------         ---------            ---------
      Change in unrealized gains (losses)
         on investments                             104,962          (839,576)            (240,847)
                                                 ----------         ---------            ---------
      Net increase (decrease) in net assets
         resulting from operations               $  896,467         $  (2,259)           $  57,247
                                                 ==========         =========            =========

                                                PUTNAM VT     VAN KAMPEN LIT  VAN KAMPEN LIT
                                             SMALL CAP VALUE     COMSTOCK       ENTERPRISE
                                               SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                             (CLASS IB) (a)     (CLASS II)      (CLASS II)
                                             ---------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                $    82,872      $   225,508       $   290
                                               -----------      -----------       -------
EXPENSES:
      Mortality and expense risk
         charges                                    83,510          256,764         3,167
      Administrative charges                         7,299           21,453           283
                                               -----------      -----------       -------
         Total expenses                             90,809          278,217         3,450
                                               -----------      -----------       -------
            Net investment income (loss)            (7,937)         (52,709)       (3,160)
                                               -----------      -----------       -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                1,657,447          313,027            --
      Realized gains (losses) on sale of
         investments                             1,067,930          256,135         2,861
                                               -----------      -----------       -------
            Net realized gains (losses)          2,725,377          569,162         2,861
                                               -----------      -----------       -------
      Change in unrealized gains (losses)
         on investments                         (1,726,958)      (1,080,467)       18,831
                                               -----------      -----------       -------
      Net increase (decrease) in net assets
         resulting from operations             $   990,482      $  (564,014)      $18,532
                                               ===========      ===========       =======

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                     AIM V.I. MID CAP CORE EQUITY    AIM V.I. UTILITIES    AIM V.I. CAPITAL APPRECIATION
                                              SUBACCOUNT                 SUBACCOUNT                  SUBACCOUNT
                                             (SERIES II)                 (SERIES I)                  (SERIES II)
                                     ----------------------------  ----------------------  -----------------------------
                                            2007        2006          2007        2006       2007 (a)         2006
                                        ----------  ----------     ----------  ----------    ------------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  (54,306) $  (32,556)    $      958  $   38,151     $   (35,836) $ (101,416)
   Net realized gains (losses)              90,434     306,099        309,002     115,242       1,270,367      73,612
   Change in unrealized gains
      (losses) on investments              156,099     (61,501)       104,574     283,685        (860,370)    244,796
                                        ----------  ----------     ----------  ----------     ---------    ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   192,227     212,042        414,534     437,078         374,161     216,992
                                        ----------  ----------     ----------  ----------     ---------    ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 250,258     471,916         70,298      59,667         189,726   1,075,430
   Transfers from other funding
      options                              252,194     137,809        489,719     549,763          81,115     185,268
   Contract charges                           (645)       (596)          (479)       (492)            (12)     (1,856)
   Contract surrenders                    (160,033)   (111,983)      (287,281)    (50,233)       (140,279)   (353,874)
   Transfers to other funding
      options                             (435,352)   (306,337)      (386,673)   (362,468)     (6,273,892)   (256,175)
   Other receipts (payments)               (19,403)    (88,484)        (5,946)         --         (13,525)    (91,172)
                                        ----------  ----------     ----------  ----------     -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (112,981)    102,325       (120,362)    196,237      (6,156,867)    557,621
                                        ----------  ----------     ----------  ----------     -----------  ----------
      Net increase (decrease)
         in net assets                      79,246     314,367        294,172     633,315      (5,782,706)    774,613
NET ASSETS:
   Beginning of period                   2,775,926   2,461,559      2,435,790   1,802,475       5,782,706   5,008,093
                                        ----------  ----------     ----------  ----------     -----------  ----------
   End of period                        $2,855,172  $2,775,926     $2,729,962  $2,435,790     $        --  $5,782,706
                                        ==========  ==========     ==========  ==========     ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     ALGER AMERICAN LEVERAGED ALLCAP  AMERICAN FUNDS GLOBAL GROWTH
                                                SUBACCOUNT                     SUBACCOUNT
                                                (CLASS S)                       (CLASS 2)
                                     -------------------------------  ----------------------------
                                             2007        2006             2007           2006
                                         ----------  -----------        -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (57,009) $   (40,043)       $   175,269  $  (198,655)
   Net realized gains (losses)              139,677      151,574          1,615,133      244,925
   Change in unrealized gains
      (losses) on investments               669,548      201,553            854,120    3,002,642
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                    752,216      313,084          2,644,522    3,048,912
                                         ----------  -----------        -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   87,687      477,849            847,199    1,666,900
   Transfers from other funding
      options                             1,597,258    1,684,045          3,312,367    2,763,912
   Contract charges                            (592)        (552)            (6,264)      (5,806)
   Contract surrenders                     (115,663)    (110,309)          (852,170)    (457,732)
   Transfers to other funding
      options                              (476,352)  (1,437,506)        (2,409,097)  (1,298,656)
   Other receipts (payments)                 (1,569)          --            (93,268)    (125,665)
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       1,090,769      613,527            798,767    2,542,953
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets                    1,842,985      926,611          3,443,289    5,591,865
NET ASSETS:
   Beginning of period                    2,198,304    1,271,693         20,624,439   15,032,574
                                         ----------  -----------        -----------  -----------
   End of period                         $4,041,289  $ 2,198,304        $24,067,728  $20,624,439
                                         ==========  ===========        ===========  ===========

                                     AMERICAN FUNDS GROWTH-INCOME    AMERICAN FUNDS GROWTH
                                              SUBACCOUNT                   SUBACCOUNT
                                              (CLASS 2)                    (CLASS 2)
                                     ----------------------------  ------------------------
                                         2007         2006             2007        2006
                                     -----------  -----------      -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (245,082) $  (178,851)     $  (687,343) $  (615,259)
   Net realized gains (losses)         2,586,012    1,318,982        5,657,274      911,712
   Change in unrealized gains
      (losses) on investments           (842,340)   4,268,292          552,156    3,732,534
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               1,498,590    5,408,423        5,522,087    4,028,987
                                     -----------  -----------      -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               691,131    2,853,550        1,077,045    3,372,148
   Transfers from other funding
      options                          1,405,373    2,243,438        2,251,994    3,014,762
   Contract charges                      (13,277)     (13,796)         (17,483)     (17,689)
   Contract surrenders                (2,207,482)  (1,197,684)      (3,137,802)  (1,438,976)
   Transfers to other funding
      options                         (3,623,052)  (1,897,729)      (4,815,602)  (3,270,390)
   Other receipts (payments)            (146,175)    (243,174)        (244,337)    (132,555)
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (3,893,482)   1,744,605       (4,886,185)   1,527,300
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets                (2,394,892)   7,153,028          635,902    5,556,287
NET ASSETS:
   Beginning of period                47,375,784   40,222,756       55,143,636   49,587,349
                                     -----------  -----------      -----------  -----------
   End of period                     $44,980,892  $47,375,784      $55,779,538  $55,143,636
                                     ===========  ===========      ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                     CREDIT SUISSE TRUST EMERGING  CREDIT SUISSE TRUST GLOBAL  DREYFUS MIDCAP STOCK
                                                MARKETS                     SMALL CAP                SUBACCOUNT
                                              SUBACCOUNT                   SUBACCOUNT            (SERVICE SHARES)
                                     ----------------------------  --------------------------  ----------------------
                                         2007 (a)      2006              2007       2006          2007        2006
                                       -----------  ----------        ---------  ---------     ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   (30,177) $  (61,741)       $ (15,822) $ (15,799)    $  (83,688) $  (89,666)
   Net realized gains (losses)           1,976,912     201,216           66,303     21,629        597,963     838,871
   Change in unrealized gains
      (losses) on investments           (1,764,857)    997,222          (96,614)    80,799       (513,759)   (482,232)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   181,878   1,136,697          (46,133)    86,629            516     266,973
                                       -----------  ----------        ---------  ---------     ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  12,165     431,566           60,413     21,155         69,011     152,491
   Transfers from other funding
      options                              186,099     473,203           79,553    191,638        284,864     535,827
   Contract charges                             --        (991)            (177)      (179)          (793)       (911)
   Contract surrenders                    (119,397)    (92,022)         (65,427)   (68,254)      (142,856)   (237,531)
   Transfers to other funding
      options                           (5,313,314)   (562,378)        (226,145)   (45,560)      (926,334)   (444,195)
   Other receipts (payments)               (12,215)         --               --         --        (28,441)    (22,908)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (5,246,662)    249,378         (151,783)    98,800       (744,549)    (17,227)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets                  (5,064,784)  1,386,075         (197,916)   185,429       (744,033)    249,746
NET ASSETS:
   Beginning of period                   5,064,784   3,678,709          882,503    697,074      5,177,037   4,927,291
                                       -----------  ----------        ---------  ---------     ----------  ----------
   End of period                       $        --  $5,064,784        $ 684,587  $ 882,503     $4,433,004  $5,177,037
                                       ===========  ==========        =========  =========     ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                      DREYFUS SOCIALLY
                                     RESPONSIBLE GROWTH  DREYFUS VIF APPRECIATION
                                         SUBACCOUNT             SUBACCOUNT
                                      (SERVICE SHARES)       (INITIAL SHARES)
                                     ------------------  ------------------------
                                       2007      2006        2007        2006
                                     --------  --------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,904) $ (5,783)  $   (9,207) $   (8,373)
   Net realized gains (losses)          9,041     2,647       66,377      18,697
   Change in unrealized gains
      (losses) on investments          11,045    22,235       66,542     306,976
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               15,182    19,099      123,712     317,300
                                     --------  --------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             17,597    15,858       17,156      79,383
   Transfers from other funding
      options                           2,428     5,663       61,681     165,036
   Contract charges                      (148)     (121)      (1,034)     (1,125)
   Contract surrenders                (38,884)  (21,748)    (166,387)    (77,035)
   Transfers to other funding
      options                         (13,060)   (1,077)    (142,297)   (142,204)
   Other receipts (payments)               --    (4,416)     (11,758)         --
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (32,067)   (5,841)    (242,639)     24,055
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets                (16,885)   13,258     (118,927)    341,355
NET ASSETS:
   Beginning of period                296,584   283,326    2,518,813   2,177,458
                                     --------  --------   ----------  ----------
   End of period                     $279,699  $296,584   $2,399,886  $2,518,813
                                     ========  ========   ==========  ==========


                                     DREYFUS VIF DEVELOPING LEADERS  DWS VIT EQUITY 500 INDEX
                                               SUBACCOUNT                   SUBACCOUNT
                                            (INITIAL SHARES)                (CLASS 2)
                                     ------------------------------  ------------------------
                                            2007        2006             2007        2006
                                        -----------  ----------       ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  (100,917) $ (134,380)      $  (42,879) $  (55,557)
   Net realized gains (losses)            1,002,329     695,177          162,027      20,662
   Change in unrealized gains
      (losses) on investments            (1,967,078)   (442,249)          44,325     623,215
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (1,065,666)    118,548          163,473     588,320
                                        -----------  ----------       ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   86,279     437,726            3,345      27,389
   Transfers from other funding
      options                               522,548     640,662        1,175,621     112,781
   Contract charges                          (2,791)     (2,957)            (587)       (656)
   Contract surrenders                     (271,477)   (298,693)         (41,997)    (81,838)
   Transfers to other funding
      options                              (592,305)   (528,175)        (871,172)   (135,734)
   Other receipts (payments)                (19,208)    (22,428)         (10,681)    (26,033)
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        (276,954)    226,135          254,529    (104,091)
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets                   (1,342,620)    344,683          418,002     484,229
NET ASSETS:
   Beginning of period                    8,580,463   8,235,780        5,092,588   4,608,359
                                        -----------  ----------       ----------  ----------
   End of period                        $ 7,237,843  $8,580,463       $5,510,590  $5,092,588
                                        ===========  ==========       ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                          DWS VIT RREEF
                                      REAL ESTATE SECURITIES  DWSI GLOBAL OPPORTUNITIES      DWSII BALANCED
                                            SUBACCOUNT                SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS B)                 (CLASS B)
                                     -----------------------  -------------------------  ----------------------
                                         2007        2006          2007        2006         2007        2006
                                     -----------  ----------    ----------  ----------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (68,332) $ (111,255)   $  (35,588) $  (33,699)  $   37,143  $    6,768
   Net realized gains (losses)         1,112,129     249,341       400,316     122,779       65,476      65,242
   Change in unrealized gains
      (losses) on investments         (2,174,650)  1,545,005      (143,574)    466,588       (6,068)    234,008
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations              (1,130,853)  1,683,091       221,154     555,668       96,551     306,018
                                     -----------  ----------    ----------  ----------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               131,303     222,348        49,013     100,800       23,115     103,256
   Transfers from other funding
      options                            879,316     382,507       663,650     337,936       64,391     218,433
   Contract charges                         (996)     (1,067)         (606)       (656)        (802)       (852)
   Contract surrenders                  (226,584)   (146,142)     (102,144)   (132,508)    (191,713)   (246,646)
   Transfers to other funding
      options                         (1,003,030)   (608,388)     (386,945)   (334,672)    (296,373)   (749,500)
   Other receipts (payments)             (18,685)    (12,192)      (11,968)    (28,574)     (48,538)    (50,787)
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (238,676)   (162,934)      211,000     (57,674)    (449,920)   (726,096)
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets                (1,369,529)  1,520,157       432,154     497,994     (353,369)   (420,078)
NET ASSETS:
   Beginning of period                 6,472,186   4,952,029     3,374,703   2,876,709    4,050,432   4,470,510
                                     -----------  ----------    ----------  ----------   ----------  ----------
   End of period                     $ 5,102,657  $6,472,186    $3,806,857  $3,374,703   $3,697,063  $4,050,432
                                     ===========  ==========    ==========  ==========   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                          DWSI BOND          DWSI CAPITAL GROWTH     DWSI GROWTH & INCOME      DWSI HEALTH CARE
                                          SUBACCOUNT             SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                          (CLASS B)               (CLASS B)               (CLASS B)                (CLASS B)
                                     -------------------  ------------------------  ----------------------  ----------------------
                                        2007      2006        2007         2006        2007        2006        2007        2006
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  25,160  $  2,305  $  (136,866) $   (87,489) $  (81,474) $  (65,550) $  (56,871) $  (53,548)
   Net realized gains (losses)         (18,577)      186      227,802      113,520     221,596     149,319     233,453      54,936
   Change in unrealized gains
      (losses) on investments           (7,337)    1,268      646,315      190,167    (193,561)    385,850     103,781     100,207
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  (754)    3,759      737,251      216,198     (53,439)    469,619     280,363     101,595
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               1,590    10,600      115,175       60,795      26,179     144,718      72,070      76,302
   Transfers from other funding
      options                          841,196   111,506      892,287    4,715,576     212,877   2,909,906     252,378     184,219
   Contract charges                       (117)      (43)      (1,750)      (1,000)     (1,406)     (1,164)       (507)       (570)
   Contract surrenders                  (1,535)     (487)    (268,602)    (236,348)   (223,637)   (207,196)   (172,194)   (135,987)
   Transfers to other funding
      options                         (481,178)   (9,618)  (1,516,593)  (1,054,981)   (731,768)   (833,642)   (187,517)   (226,845)
   Other receipts (payments)                --        --      (33,934)     (19,318)    (51,623)     (1,898)     (5,358)     (1,905)
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    359,956   111,958     (813,417)   3,464,724    (769,378)  2,010,724     (41,128)   (104,786)
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                 359,202   115,717      (76,166)   3,680,922    (822,817)  2,480,343     239,235      (3,191)
NET ASSETS:
   Beginning of period                 167,191    51,474    8,019,061    4,338,139   6,943,787   4,463,444   2,653,456   2,656,647
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
   End of period                     $ 526,393  $167,191  $ 7,942,895  $ 8,019,061  $6,120,970  $6,943,787  $2,892,691  $2,653,456
                                     =========  ========  ===========  ===========  ==========  ==========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                      DWSII INTERNATIONAL    DWSII STRATEGIC INCOME       DWSII BLUE CHIP
                                          SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                                           (CLASS B)               (CLASS B)                 (CLASS B)
                                    ----------------------  -----------------------  ------------------------
                                       2007        2006         2007        2006         2007         2006
                                    ----------  ----------  -----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   (3,521) $  (12,611) $   191,413  $  103,134  $   (77,278) $   (85,098)
   Net realized gains (losses)         176,045     177,533        7,506      46,099      787,215      580,480
   Change in unrealized gains
      (losses) on investments          448,543     483,467      (49,877)    156,271     (592,261)     227,321
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               621,067     648,389      149,042     305,504      117,676      722,703
                                    ----------  ----------  -----------  ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              74,042      46,169       49,324     161,445      252,399      282,571
   Transfers from other funding
      options                          484,452   2,771,594      909,634   1,006,227    1,976,491    2,065,536
   Contract charges                     (1,089)       (611)        (861)       (918)      (1,339)      (1,489)
   Contract surrenders                (141,779)    (95,007)    (131,166)    (76,213)    (189,422)    (197,040)
   Transfers to other funding
      options                         (599,728)   (738,845)  (1,247,581)   (934,986)  (2,103,228)  (2,341,528)
   Other receipts (payments)           (17,943)    (30,813)     (19,815)    (73,527)     (22,123)     (38,649)
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (202,045)  1,952,487     (440,465)     82,028      (87,222)    (230,599)
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets                 419,022   2,600,876     (291,423)    387,532       30,454      492,104
NET ASSETS:
   Beginning of period               5,373,019   2,772,143    5,004,657   4,617,125    5,849,960    5,357,856
                                    ----------  ----------  -----------  ----------  -----------  -----------
   End of period                    $5,792,041  $5,373,019  $ 4,713,234  $5,004,657  $ 5,880,414  $ 5,849,960
                                    ==========  ==========  ===========  ==========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                     DWSII CONSERVATIVE ALLOCATION  DWSII CORE FIXED INCOME
                                               SUBACCOUNT                 SUBACCOUNT
                                               (CLASS B)                   (CLASS B)
                                     -----------------------------  -----------------------
                                          2007           2006          2007         2006
                                     --------------  -------------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $     2,267   $   (81,911)   $  122,271  $   83,220
   Net realized gains (losses)             399,722       102,579        (1,675)    (20,041)
   Change in unrealized gains
      (losses) on investments             (108,886)      594,876        (7,065)     52,161
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   293,103       615,544       113,531     115,340
                                       -----------   -----------    ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 221,319       311,420        15,845      88,854
   Transfers from other funding
      options                              453,417     4,471,601       785,188     549,449
   Contract charges                         (2,906)       (2,187)         (981)     (1,168)
   Contract surrenders                    (352,730)     (229,036)     (287,961)   (342,241)
   Transfers to other funding
      options                             (725,040)     (633,025)     (118,628)   (650,079)
   Other receipts (payments)               (98,191)     (231,256)      (32,834)    (15,361)
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (504,131)    3,687,517       360,629    (370,546)
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets                    (211,028)    4,303,061       474,160    (255,206)
NET ASSETS:
   Beginning of period                  11,228,464     6,925,403     6,243,468   6,498,674
                                       -----------   -----------    ----------  ----------
   End of period                       $11,017,436   $11,228,464    $6,717,628  $6,243,468
                                       ===========   ===========    ==========  ==========

                                                                      DWSII DREMAN
                                     DWSII DAVIS VENTURE VALUE    HIGH RETURN EQUITY
                                             SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                 (CLASS B)
                                     -------------------------  ------------------------
                                         2007         2006          2007         2006
                                     ------------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (169,578) $ (159,272)  $  (163,279) $  (102,278)
   Net realized gains (losses)            382,548     172,203       521,852      879,283
   Change in unrealized gains
      (losses) on investments             (15,321)  1,038,820    (1,081,781)   1,501,496
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  197,649   1,051,751      (723,208)   2,278,501
                                      -----------  ----------   -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                170,877     865,305       382,098      994,796
   Transfers from other funding
      options                           1,249,503     781,176     1,093,502    5,619,090
   Contract charges                        (1,537)     (1,604)       (3,845)      (3,199)
   Contract surrenders                   (195,798)   (342,323)     (669,374)    (491,942)
   Transfers to other funding
      options                            (914,024)   (861,411)   (1,639,374)    (809,419)
   Other receipts (payments)              (20,576)    (35,413)      (74,441)      (7,739)
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       288,445     405,730      (911,434)   5,301,587
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets                    486,094   1,457,481    (1,634,642)   7,580,088
NET ASSETS:
   Beginning of period                  9,722,906   8,265,425    19,165,502   11,585,414
                                      -----------  ----------   -----------  -----------
   End of period                      $10,209,000  $9,722,906   $17,530,860  $19,165,502
                                      ===========  ==========   ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                          DWSII DREMAN                                         DWSII
                                      SMALL MID CAP VALUE      DWSII GLOBAL THEMATIC  GOVERNMENT & AGENCY SECURITIES
                                            SUBACCOUNT             SUBACCOUNT                SUBACCOUNT
                                           (CLASS B)                (CLASS B)                 (CLASS B)
                                     -----------------------  ----------------------  ------------------------------
                                         2007       2006         2007        2006            2007       2006
                                     -----------  ----------  ----------  ----------      -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (124,106) $ (137,196) $  (83,847) $  (66,983)     $    40,727  $   19,098
   Net realized gains (losses)         1,506,243     817,446     826,108     361,385          (21,291)     (7,930)
   Change in unrealized gains
      (losses) on investments         (1,276,884)  1,024,068    (595,507)    591,591           36,490      18,107
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 105,253   1,704,318     146,754     885,993           55,926      29,275
                                     -----------  ----------  ----------  ----------      -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               211,339     728,868      86,217     107,837              890       1,171
   Transfers from other funding
      options                            483,942     536,892   1,087,936   1,076,736        3,024,759     363,226
   Contract charges                       (1,485)     (1,534)       (784)       (712)            (268)       (334)
   Contract surrenders                  (325,963)   (328,276)   (299,569)   (108,662)         (73,387)    (53,153)
   Transfers to other funding
      options                         (1,569,969)   (817,226)   (499,690)   (445,596)      (3,051,238)   (217,987)
   Other receipts (payments)             (24,710)    (29,530)    (19,347)     (2,688)         (41,964)    (21,792)
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,226,846)     89,194     354,763     626,915         (141,208)     71,131
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets                (1,121,593)  1,793,512     501,517   1,512,908          (85,282)    100,406
NET ASSETS:
   Beginning of period                 9,263,180   7,469,668   4,473,071   2,960,163        1,581,460   1,481,054
                                     -----------  ----------  ----------  ----------      -----------  ----------
   End of period                     $ 8,141,587  $9,263,180  $4,974,588  $4,473,071      $ 1,496,178  $1,581,460
                                     ===========   ========== ==========  ==========      ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     DWSII GROWTH ALLOCATION    DWSII HIGH INCOME
                                            SUBACCOUNT              SUBACCOUNT
                                             (CLASS B)              (CLASS B)
                                     -----------------------  ------------------------
                                        2007         2006        2007         2006
                                     -----------  -----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (4,859) $  (214,207) $   301,305  $  277,384
   Net realized gains (losses)         1,211,513      401,021      (43,617)      2,658
   Change in unrealized gains
      (losses) on investments           (561,650)   1,655,329     (347,996)    142,710
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 645,004    1,842,143      (90,308)    422,752
                                     -----------  -----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                55,138      495,806       24,466      87,013
   Transfers from other funding
      options                            205,296    1,523,186      854,261     722,951
   Contract charges                       (3,784)      (3,840)      (1,168)     (1,180)
   Contract surrenders                  (756,299)    (417,581)    (197,233)   (224,835)
   Transfers to other funding
      options                         (1,086,012)  (2,005,558)  (1,304,632)   (787,673)
   Other receipts (payments)             (56,189)     (43,691)     (19,899)    (44,621)
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,641,850)    (451,678)    (644,205)   (248,345)
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets                  (996,846)   1,390,465     (734,513)    174,407
NET ASSETS:
   Beginning of period                18,857,212   17,466,747    5,671,489   5,497,082
                                     -----------  -----------  -----------  ----------
   End of period                     $17,860,366  $18,857,212  $ 4,936,976  $5,671,489
                                     ===========  ===========   ==========  ==========

                                     DWSII INTERNATIONAL SELECT EQUITY  DWSII JANUS GROWTH & INCOME
                                                 SUBACCOUNT                     SUBACCOUNT
                                                 (CLASS B)                      (CLASS B)
                                     ---------------------------------  ---------------------------
                                           2007         2006                2007        2006
                                           ----------  ----------         ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $    4,725  $  (21,578)        $  (41,968) $   (44,214)
   Net realized gains (losses)                713,412     164,722             99,507       76,911
   Change in unrealized gains
      (losses) on investments                 (41,110)    789,456             35,667      102,626
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                      677,027     932,600             93,206      135,323
                                           ----------  ----------         ----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    158,546     316,584             26,379      242,957
   Transfers from other funding
      options                               1,524,879     424,403            124,995      198,633
   Contract charges                              (846)       (843)              (393)        (429)
   Contract surrenders                       (218,109)   (192,475)          (103,554)    (151,025)
   Transfers to other funding
      options                                (803,936)   (548,701)          (343,000)    (269,745)
   Other receipts (payments)                       --      (8,367)           (12,571)     (11,797)
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions           660,534      (9,399)          (308,144)       8,594
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets                      1,337,561     923,201           (214,938)     143,917
NET ASSETS:
   Beginning of period                      5,020,613   4,097,412          2,457,650    2,313,733
                                           ----------  ----------         ----------  -----------
   End of period                           $6,358,174  $5,020,613         $2,242,712  $ 2,457,650
                                           ==========  ==========         ==========  ===========

   The accompanying notes are an integral part of these financial statements.

                                      DWSII LARGE CAP VALUE  DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION
                                           SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                            (CLASS B)              (CLASS B)               (CLASS B)
                                     ----------------------  --------------------  -------------------------
                                        2007        2006        2007       2006        2007          2006
                                     ----------  ----------  ---------  ---------  -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (21,169) $  (22,954) $ (16,693) $ (15,707) $    39,166   $  (189,091)
   Net realized gains (losses)          179,255      28,146     72,947     26,112      860,335       256,123
   Change in unrealized gains
      (losses) on investments           137,069     322,079    (10,600)    55,324     (360,839)    1,325,633
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations                295,155     327,271     45,654     65,729      538,662     1,392,665
                                     ----------  ----------  ---------  ---------  -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                6,924      23,870     38,322    106,666      249,220       981,414
   Transfers from other funding
      options                           415,355     102,040    306,532    163,058      592,633     1,273,602
   Contract charges                        (563)       (608)      (203)      (176)      (3,753)       (3,675)
   Contract surrenders                  (92,588)   (118,046)   (31,354)    (5,150)    (598,758)     (501,079)
   Transfers to other funding
      options                          (297,871)   (108,859)  (282,829)  (147,157)    (502,059)   (1,081,913)
   Other receipts (payments)            (24,512)         --         --         --     (479,639)     (245,987)
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       6,745    (101,603)    30,468    117,241     (742,356)      422,362
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets                  301,900     225,668     76,122    182,970     (203,694)    1,815,027
NET ASSETS:
   Beginning of period                2,875,977   2,650,309    888,027    705,057   17,441,676    15,626,649
                                     ----------  ----------  ---------  ---------  -----------   -----------
   End of period                     $3,177,877  $2,875,977  $ 964,149  $ 888,027  $17,237,982   $17,441,676
                                     ==========  ==========  =========  =========  ===========   ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                        DWSII MONEY MARKET     DWSII SMALL CAP GROWTH
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS B)
                                     ------------------------  ----------------------
                                         2007         2006        2007         2006
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   133,995  $    89,664  $  (64,610) $  (61,628)
   Net realized gains (losses)                --           --     104,459      38,440
   Change in unrealized gains
      (losses) on investments                 --           --      61,972     100,656
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 133,995       89,664     101,821      77,468
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               328,695      410,693      52,832     278,354
   Transfers from other funding
      options                          9,396,879    6,923,741     543,978     292,218
   Contract charges                         (818)        (553)       (623)       (593)
   Contract surrenders                (1,667,639)    (556,025)    (86,258)   (115,485)
   Transfers to other funding
      options                         (8,336,607)  (4,912,150)   (485,589)   (174,585)
   Other receipts (payments)              (8,996)          --     (18,483)     (2,316)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (288,486)   1,865,706       5,857     277,593
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                  (154,491)   1,955,370     107,678     355,061
NET ASSETS:
   Beginning of period                 4,919,873    2,964,503   3,043,223   2,688,162
                                     -----------  -----------  ----------  ----------
   End of period                     $ 4,765,382  $ 4,919,873  $3,150,901  $3,043,223
                                     ===========  ===========  ==========  ==========

                                        DWSII TECHNOLOGY     DWSII TURNER MID CAP GROWTH
                                           SUBACCOUNT                 SUBACCOUNT
                                            (CLASS B)                 (CLASS B)
                                     ----------------------  ---------------------------
                                        2007        2006        2007             2006
                                     ----------  ----------  ----------       ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (24,417) $  (25,551) $  (47,373)      $  (43,932)
   Net realized gains (losses)           37,650       7,045     252,342          197,886
   Change in unrealized gains
      (losses) on investments            71,963     (12,584)    260,457          (64,557)
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 85,196     (31,090)    465,426           89,397
                                     ----------  ----------  ----------       ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               84,458      31,999      40,631           54,542
   Transfers from other funding
      options                           542,361     128,349     347,614          175,552
   Contract charges                        (317)       (409)       (436)            (432)
   Contract surrenders                  (50,185)    (56,542)    (61,014)         (55,413)
   Transfers to other funding
      options                          (307,597)   (198,669)   (313,610)        (202,054)
   Other receipts (payments)             (3,440)    (44,297)     (7,060)              --
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     265,280    (139,569)      6,125          (27,805)
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets                  350,476    (170,659)    471,551           61,592
NET ASSETS:
   Beginning of period                1,192,311   1,362,970   2,113,971        2,052,379
                                     ----------  ----------  ----------       ----------
   End of period                     $1,542,787  $1,192,311  $2,585,522       $2,113,971
                                     ==========  ==========  ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                                                       FIDELITY VIP
                                     FIDELITY VIP CONTRAFUND   DYNAMIC CAPITAL APPRECIATION    FIDELITY VIP MID CAP
                                            SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                        (SERVICE CLASS 2)            (SERVICE CLASS 2)           (SERVICE CLASS 2)
                                     ------------------------  ----------------------------  ------------------------
                                         2007        2006         2007              2006         2007        2006
                                     -----------  -----------  ----------        ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (277,548) $  (192,375) $  (30,514)       $  (23,164) $  (420,877) $  (461,646)
   Net realized gains (losses)         6,712,248    1,931,773     276,685           108,408    3,086,255    3,233,381
   Change in unrealized gains
      (losses) on investments         (3,121,266)      71,894    (154,341)           66,890      973,936     (258,591)
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               3,313,434    1,811,292      91,830           152,134    3,639,314    2,513,144
                                     -----------  -----------  ----------        ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               310,331    2,032,476       3,180            14,349      592,186    1,679,991
   Transfers from other funding
      options                          2,707,685    2,068,079     234,616           257,160    2,171,755    2,599,742
   Contract charges                       (6,988)      (6,634)       (218)             (184)      (8,956)      (8,895)
   Contract surrenders                  (653,671)    (345,152)    (51,594)          (11,709)    (737,574)    (547,710)
   Transfers to other funding
      options                         (1,832,363)  (1,133,494)   (326,395)         (296,086)  (2,964,944)  (1,869,951)
   Other receipts (payments)             (67,569)     (13,242)         --                --      (17,838)    (114,979)
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      457,425    2,602,033    (140,411)          (36,470)    (965,371)   1,738,198
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets                 3,770,859    4,413,325     (48,581)          115,664    2,673,943    4,251,342
NET ASSETS:
   Beginning of period                22,196,058   17,782,733   1,532,924         1,417,260   27,992,606   23,741,264
                                     -----------  -----------  ----------        ----------  -----------  -----------
   End of period                     $25,966,917  $22,196,058  $1,484,343        $1,532,924  $30,666,549  $27,992,606
                                     ===========  ===========  ==========        ==========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                           FTVIPT FRANKLIN                FTVIPT FRANKLIN
                                     RISING DIVIDENDS SECURITIES  SMALL MID-CAP GROWTH SECURITIES
                                             SUBACCOUNT                     SUBACCOUNT
                                              (CLASS 2)                      (CLASS 2)
                                     ---------------------------  -------------------------------
                                         2007            2006        2007                 2006
                                     -----------     -----------  ----------           ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    72,839     $  (108,097) $ (114,287)          $  (88,042)
   Net realized gains (losses)           528,502         208,846     556,222              103,802
   Change in unrealized gains
      (losses) on investments         (1,279,780)      1,660,377     (13,503)             285,461
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets resulting
         from operations                (678,439)      1,761,126     428,432              301,221
                                     -----------     -----------  ----------           ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,163,280       2,022,600     527,309              978,769
   Transfers from other funding
      options                          1,541,454       1,263,572   2,290,289              516,711
   Contract charges                       (3,973)         (3,467)     (2,181)              (1,862)
   Contract surrenders                  (908,661)       (695,092)   (290,955)            (377,784)
   Transfers to other funding
      options                         (2,053,077)       (757,178)   (664,058)            (221,516)
   Other receipts (payments)            (102,326)       (205,445)    (69,625)            (251,313)
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (363,303)      1,624,990   1,790,779              643,005
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets                (1,041,742)      3,386,116   2,219,211              944,226
NET ASSETS:
   Beginning of period                14,539,499      11,153,383   5,109,650            4,165,424
                                     -----------     -----------  ----------           ----------
   End of period                     $13,497,757     $14,539,499  $7,328,861           $5,109,650
                                     ===========     ===========  ==========           ==========

                                            FTVIPT TEMPLETON                   FTVIPT
                                     DEVELOPING MARKETS SECURITIES  TEMPLETON FOREIGN SECURITIES
                                              SUBACCOUNT                     SUBACCOUNT
                                               (CLASS 2)                     (CLASS 2)
                                     -----------------------------  ----------------------------
                                         2007              2006         2007             2006
                                     -----------       -----------  -----------      -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    43,650       $  (108,038) $    13,645      $  (126,452)
   Net realized gains (losses)         2,269,169           371,607    1,794,862          228,189
   Change in unrealized gains
      (losses) on investments          1,263,051         2,437,538      802,529        2,882,934
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from operations               3,575,870         2,701,107    2,611,036        2,984,671
                                     -----------       -----------  -----------      -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               442,641           939,500    1,429,652        1,853,819
   Transfers from other funding
      options                          3,059,905         2,651,594    2,598,997        2,256,695
   Contract charges                       (3,634)           (3,231)      (5,432)          (4,816)
   Contract surrenders                  (507,018)         (111,436)    (789,319)        (489,647)
   Transfers to other funding
      options                         (3,310,951)       (2,179,631)  (3,611,403)      (1,773,034)
   Other receipts (payments)             (64,028)          (31,814)    (181,480)        (166,748)
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (383,085)        1,264,982     (558,985)       1,676,269
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets                 3,192,785         3,966,089    2,052,051        4,660,940
NET ASSETS:
   Beginning of period                14,369,790        10,403,701   19,734,442       15,073,502
                                     -----------       -----------  -----------      -----------
   End of period                     $17,562,575       $14,369,790  $21,786,493      $19,734,442
                                     ===========       ===========  ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                     JANUS ASPEN GLOBAL   JANUS ASPEN GLOBAL       JANUS ASPEN
                                        LIFE SCIENCES         TECHNOLOGY        WORLDWIDE GROWTH
                                         SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                      (SERVICE SHARES)     (SERVICE SHARES)     (SERVICE SHARES)
                                     ------------------  --------------------  ------------------
                                       2007      2006       2007       2006      2007      2006
                                     --------  --------  ----------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,713) $ (4,846) $  (18,222) $(17,695) $ (3,605) $   (686)
   Net realized gains (losses)         14,564     5,662      19,478    13,782     9,782     1,761
   Change in unrealized gains
      (losses) on investments          32,755     9,450     230,422    50,725    10,593    33,524
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               42,606    10,266     231,678    46,812    16,770    34,599
                                     --------  --------  ----------  --------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                523       366       9,733   112,490    45,403       567
   Transfers from other funding
      options                          73,829     2,452   1,711,332   185,486    15,576     4,205
   Contract charges                       (79)     (119)       (326)     (341)      (49)      (56)
   Contract surrenders                (23,019)   (4,246)    (25,888)   (9,889)  (35,099)   (5,976)
   Transfers to other funding
      options                         (25,539)   (1,423)    (69,566)  (91,786)   (3,359)   (1,573)
   Other receipts (payments)               --        --          --   (10,012)       --        --
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    25,715    (2,970)  1,625,285   185,948    22,472    (2,833)
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets                 68,321     7,296   1,856,963   232,760    39,242    31,766
NET ASSETS:
   Beginning of period                237,597   230,301     999,185   766,425   250,705   218,939
                                     --------  --------  ----------  --------  --------  --------
   End of period                     $305,918  $237,597  $2,856,148  $999,185  $289,947  $250,705
                                     ========  ========  ==========  ========  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET AGGRESSIVE GROWTH  LMPVET AGGRESSIVE GROWTH
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS I)                (CLASS II)
                                     ------------------------  ------------------------
                                           2007 (b)     2006         2007 (b)  2006
                                         -----------  -------      ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (104,025)  $--         $  (94,182)  $--
   Net realized gains (losses)                27,610    --             29,503    --
   Change in unrealized gains
      (losses) on investments               (293,058)   --           (287,503)   --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                    (369,473)   --           (352,182)   --
                                         -----------   ---         ----------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   164,743    --            456,837    --
   Transfers from other funding
      options                              8,687,153    --          7,481,772    --
   Contract charges                           (2,233)   --             (2,232)   --
   Contract surrenders                      (193,847)   --           (176,646)   --
   Transfers to other funding
      options                             (1,076,515)   --           (447,656)   --
   Other receipts (payments)                  (5,512)   --            (18,561)   --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions        7,573,789    --          7,293,514    --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets                     7,204,316    --          6,941,332    --
NET ASSETS:
   Beginning of period                            --    --                 --    --
                                         -----------   ---         ----------   ---
   End of period                         $ 7,204,316   $--         $6,941,332   $--
                                         ===========   ===         ==========   ===

                                     LMPVET APPRECIATION     LMPVET EQUITY INDEX
                                         SUBACCOUNT              SUBACCOUNT
                                          (CLASS I)              (CLASS II)
                                     -------------------  ------------------------
                                         2007 (b)  2006       2007        2006
                                       ----------  ----   -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   (4,869)  $--   $   (48,783) $   (75,050)
   Net realized gains (losses)            139,279    --       894,449      338,399
   Change in unrealized gains
      (losses) on investments             (89,742)   --      (450,289)   1,293,047
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                   44,668    --       395,377    1,556,396
                                       ----------   ---   -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  2,322    --       289,062      769,934
   Transfers from other funding
      options                           1,760,798    --       484,729      684,964
   Contract charges                          (414)   --        (4,857)      (5,339)
   Contract surrenders                    (14,402)   --      (390,577)    (274,607)
   Transfers to other funding
      options                            (135,282)   --    (1,056,406)  (1,127,877)
   Other receipts (payments)              (12,067)   --       (31,531)    (104,436)
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     1,600,955    --      (709,580)     (57,361)
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets                  1,645,623    --      (314,203)   1,499,035
NET ASSETS:
   Beginning of period                         --    --    13,421,871   11,922,836
                                       ----------   ---   -----------  -----------
   End of period                       $1,645,623   $--   $13,107,668  $13,421,871
                                       ==========   ===   ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET FUNDAMENTAL VALUE     LMPVET INVESTORS     LMPVET LARGE CAP GROWTH
                                            SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                            (CLASS I)                 (CLASS I)               (CLASS I)
                                     ------------------------  ----------------------  -----------------------
                                           2007 (b)  2006         2007        2006         2007 (b)   2006
                                         ----------  ----      ----------  ----------     ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $   (4,465) $ --      $  (22,690) $   (8,150)    $  (32,767) $ --
   Net realized gains (losses)              220,983    --         126,649     113,805          2,557    --
   Change in unrealized gains
      (losses) on investments              (471,368)   --         (40,968)    322,155         11,416    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets resulting
         from operations                   (254,850)   --          62,991     427,810        (18,794)   --
                                         ----------  ----      ----------  ----------     ----------  ----
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   79,684    --          35,796     237,656         12,532    --
   Transfers from other funding
      options                             4,976,878    --          45,398     134,550      2,666,149    --
   Contract charges                          (1,288)   --            (916)       (921)          (985)   --
   Contract surrenders                     (123,772)   --         (66,142)    (54,063)       (48,331)   --
   Transfers to other funding
      options                               (69,400)   --         (89,608)   (203,055)      (170,943)   --
   Other receipts (payments)                (17,122)   --              --          --             --    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets resulting
         from contract transactions       4,844,980    --         (75,472)    114,167      2,458,422    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets                    4,590,130    --         (12,481)    541,977      2,439,628    --
NET ASSETS:
   Beginning of period                           --    --       3,092,100   2,550,123             --    --
                                         ----------  ----      ----------  ----------     ----------  ----
   End of period                         $4,590,130  $ --      $3,079,619  $3,092,100     $2,439,628  $ --
                                         ==========  ====      ==========  ==========     ==========  ====

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET SMALL CAP GROWTH                               LMPVPI ALL CAP          LMPVPI ALL CAP
                                            SUBACCOUNT        LMPVET SOCIAL AWARENESS        SUBACCOUNT              SUBACCOUNT
                                             (CLASS I)                SUBACCOUNT             (CLASS I)               (CLASS II)
                                     -----------------------  -----------------------  -----------------------  -------------------
                                        2007         2006         2007        2006       2007 (a)      2006      2007 (a)    2006
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (98,141) $  (95,035)  $    (4,521) $ (11,381)  $   (14,484) $  (22,406) $  (1,258) $    317
   Net realized gains (losses)          441,835     307,334       161,855      2,776       990,488     199,926     24,053     7,676
   Change in unrealized gains
      (losses) on investments            42,975     251,001       (74,669)    56,600      (760,158)    449,181    (11,222)    9,801
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                386,669     463,300        82,665     47,995       215,846     626,701     11,573    17,794
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               80,158     243,120         1,876     57,870        11,997     146,402     20,948   183,253
   Transfers from other funding
      options                           135,820     527,588        17,118     61,974        20,317      80,010        109     2,208
   Contract charges                      (1,701)     (1,740)         (458)      (435)           (4)     (1,225)        --       (18)
   Contract surrenders                 (245,060)   (154,261)       (3,546)    (4,931)      (25,835)    (90,196)      (914)   (1,142)
   Transfers to other funding
      options                          (315,930)   (607,551)       (7,057)   (15,852)   (4,692,179)   (144,839)  (257,046)     (256)
   Other receipts (payments)            (44,926)    (36,982)           --         --       (74,586)         --         --        --
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (391,639)    (29,826)        7,933     98,626    (4,760,290)     (9,848)  (236,903)  184,045
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets                   (4,970)    433,474        90,598    146,621    (4,544,444)    616,853   (225,330)  201,839
NET ASSETS:
   Beginning of period                4,925,899   4,492,425       925,855    779,234     4,544,444   3,927,591    225,330    23,491
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
   End of period                     $4,920,929  $4,925,899   $ 1,016,453  $ 925,855   $        --  $4,544,444  $      --  $225,330
                                     ==========  ==========   ===========  =========   ===========  ==========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                      LMPVPII GROWTH AND INCOME    LMPVPI LARGE CAP GROWTH   LMPVPII AGGRESSIVE GROWTH
                                             SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                             (CLASS I)                   (CLASS I)                    (CLASS I)
                                     --------------------------  --------------------------  --------------------------
                                       2007 (a)        2006         2007 (a)        2006       2007 (a)        2006
                                     ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (9,183)  $  (23,196)   $   (16,411)   $  (49,824)  $   (52,997)  $ (163,818)
   Net realized gains (losses)           348,685       21,591        393,380        29,137     1,927,125      143,032
   Change in unrealized gains
      (losses) on investments           (267,009)     156,564       (271,145)       81,311    (1,587,920)     716,481
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  72,493      154,959        105,824        60,624       286,208      695,695
                                     -----------   ----------    -----------    ----------   -----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                21,393       29,453         36,032       133,332        69,005      773,934
   Transfers from other funding
      options                              3,948       67,774         14,217       149,840       187,437      339,982
   Contract charges                           (5)        (436)            --        (1,019)           (7)      (2,690)
   Contract surrenders                    (9,348)     (39,034)       (41,194)      (31,012)      (73,333)    (194,003)
   Transfers to other funding
      options                         (1,758,647)     (26,288)    (2,691,716)     (354,249)   (8,839,010)    (737,160)
   Other receipts (payments)                  --       (6,526)       (33,971)           --       (91,762)     (66,802)
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,742,659)      24,943     (2,716,632)     (103,108)   (8,747,670)     113,261
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets                (1,670,166)     179,902     (2,610,808)      (42,484)   (8,461,462)     808,956
NET ASSETS:
   Beginning of period                 1,670,166    1,490,264      2,610,808     2,653,292     8,461,462    7,652,506
                                     -----------   ----------    -----------    ----------   -----------   ----------
   End of period                     $        --   $1,670,166    $        --    $2,610,808   $        --   $8,461,462
                                     ===========   ==========    ===========    ==========   ===========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVPII AGGRESSIVE GROWTH    LMPVET CAPITAL AND INCOME
                                              SUBACCOUNT                 SUBACCOUNT
                                              (CLASS II)                 (CLASS II)
                                     --------------------------  --------------------------
                                       2007 (a)        2006        2007 (b)        2006
                                     ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (43,131)   $ (120,910)   $   (1,938)       $--
   Net realized gains (losses)         1,428,336       118,217       765,601         --
   Change in unrealized gains
      (losses) on investments         (1,154,276)      503,219      (770,491)        --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets resulting
         from operations                 230,929       500,526        (6,828)        --
                                     -----------    ----------    ----------        ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               187,589     1,785,627       254,815         --
   Transfers from other funding
      options                            246,145       427,438     4,884,900         --
   Contract charges                          (17)       (1,954)       (1,383)        --
   Contract surrenders                  (153,377)     (277,122)     (101,451)        --
   Transfers to other funding
      options                         (7,603,394)     (502,030)     (222,524)        --
   Other receipts (payments)             (39,460)      (12,664)      (26,556)        --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (7,362,514)    1,419,295     4,787,801         --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets                (7,131,585)    1,919,821     4,780,973         --
NET ASSETS:
   Beginning of period                 7,131,585     5,211,764            --         --
                                     -----------    ----------    ----------        ---
   End of period                     $        --    $7,131,585    $4,780,973        $--
                                     ===========    ==========    ==========        ===

                                                                       LMPVPI TOTAL RETURN
                                     LMPVIT ADJUSTABLE RATE INCOME         SUBACCOUNT
                                              SUBACCOUNT                   (CLASS II)
                                     -----------------------------  -------------------------
                                          2007           2006         2007 (a)       2006
                                     ------------  ---------------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   64,288      $   70,619    $    (1,113)  $   13,187
   Net realized gains (losses)            (1,954)          3,332        422,705      108,496
   Change in unrealized gains
      (losses) on investments            (72,946)         (8,331)      (299,259)     253,320
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (10,612)         65,620        122,333      375,003
                                      ----------      ----------    -----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 1,416         121,892        187,846    1,347,454
   Transfers from other funding
      options                            112,197         868,401        100,687      258,080
   Contract charges                         (668)           (777)            (4)      (1,163)
   Contract surrenders                  (127,793)        (76,086)      (132,480)    (102,544)
   Transfers to other funding
      options                           (476,238)       (893,533)    (4,547,209)     (90,927)
   Other receipts (payments)             (15,802)       (561,193)       (25,986)     (82,439)
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (506,888)       (541,296)    (4,417,146)   1,328,461
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets                  (517,500)       (475,676)    (4,294,813)   1,703,464
NET ASSETS:
   Beginning of period                 2,941,227       3,416,903      4,294,813    2,591,349
                                      ----------      ----------    -----------   ----------
   End of period                      $2,423,727      $2,941,227    $        --   $4,294,813
                                      ==========      ==========    ===========   ==========

   The accompanying notes are an integral part of these financial statements.

                                             LORD ABBETT               LORD ABBETT            MIST BATTERYMARCH
                                          GROWTH AND INCOME           MID-CAP VALUE             MID-CAP STOCK
                                             SUBACCOUNT                SUBACCOUNT                 SUBACCOUNT
                                             (CLASS VC)                (CLASS VC)                 (CLASS A)
                                     -------------------------  -------------------------  ----------------------
                                       2007 (a)       2006         2007 (a)       2006        2007       2006 (c)
                                     ------------  -----------  ------------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (96,432) $  (100,159) $    (84,052) $  (186,978) $  (87,638) $  (66,133)
   Net realized gains (losses)          2,133,663      527,878     2,182,490    1,090,747     672,887     (21,896)
   Change in unrealized gains
      (losses) on investments          (1,472,754)   1,484,319      (801,611)     292,716    (362,707)   (191,425)
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  564,477    1,912,038     1,296,827    1,196,485     222,542    (279,454)
                                     ------------  -----------  ------------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 90,915      578,596        48,049      445,233      81,108      19,891
   Transfers from other funding
      options                              97,809    1,074,212       155,235      765,592     262,383   5,764,668
   Contract charges                           (14)      (4,278)           (8)      (3,745)     (1,336)     (1,369)
   Contract surrenders                    (68,038)    (240,488)     (106,862)    (386,799)   (187,607)    (60,583)
   Transfers to other funding
      options                         (15,670,309)    (574,292)  (14,405,873)  (1,549,227)   (331,657)   (175,130)
   Other receipts (payments)              (49,700)     (82,956)      (24,442)     (76,270)    (17,800)         --
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (15,599,337)     750,794   (14,333,901)    (805,216)   (194,909)  5,547,477
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                (15,034,860)   2,662,832   (13,037,074)     391,269      27,633   5,268,023
NET ASSETS:
   Beginning of period                 15,034,860   12,372,028    13,037,074   12,645,805   5,268,023          --
                                     ------------  -----------  ------------  -----------  ----------  ----------
   End of period                     $         --  $15,034,860  $         --  $13,037,074  $5,295,656  $5,268,023
                                     ============  ===========  ============  ===========  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST BLACKROCK HIGH YIELD  MIST BLACKROCK LARGE-CAP CORE
                                             SUBACCOUNT                  SUBACCOUNT
                                             (CLASS A)                   (CLASS E)
                                     -------------------------  -----------------------------
                                          2007       2006 (c)      2007 (b)         2006
                                     ------------  -----------  ------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   362,912   $  (66,719)   $  (62,893)        $--
   Net realized gains (losses)            (4,093)       5,441        15,733          --
   Change in unrealized gains
      (losses) on investments           (523,685)     316,030        38,779          --
                                     -----------   ----------    ----------         ---
      Net increase (decrease)
         in net assets resulting
         from operations                (164,866)     254,752        (8,381)         --
                                     -----------   ----------    ----------         ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                87,026       55,615         8,627          --
   Transfers from other funding
      options                          8,090,752    5,238,239     5,176,381          --
   Contract charges                       (3,753)      (1,443)         (950)         --
   Contract surrenders                  (407,005)     (91,532)     (123,211)         --
   Transfers to other funding
      options                         (1,143,630)    (179,465)     (800,688)         --
   Other receipts (payments)                  --       (9,637)           --          --
                                     -----------   ----------    ----------         ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    6,623,390    5,011,777     4,260,159          --
      Net increase (decrease)
         in net assets                 6,458,524    5,266,529     4,251,778          --
NET ASSETS:
   Beginning of period                 5,266,529           --            --          --
                                     -----------   ----------    ----------         ---
   End of period                     $11,725,053   $5,266,529    $4,251,778         $--
                                     ===========   ==========    ==========         ===

                                     MIST BLACKROCK LARGE-CAP CORE  MIST DREMAN SMALL-CAP VALUE
                                              SUBACCOUNT                    SUBACCOUNT
                                              (CLASS A)                     (CLASS A)
                                     -----------------------------  ---------------------------
                                        2007 (a)       2006 (c)         2007         2006 (c)
                                     ------------  ---------------  -----------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     2,468     $  (63,236)     $  (9,944)     $  (1,264)
   Net realized gains (losses)           549,289         (7,192)        14,999          4,574
   Change in unrealized gains
      (losses) on investments           (323,399)       323,399        (23,082)        21,871
                                     -----------     ----------      ---------      ---------
   Net increase (decrease)
      in net assets resulting
      from operations                    228,358        252,971        (18,027)        25,181
                                     -----------     ----------      ---------      ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 9,418         37,948          1,480          4,113
   Transfers from other funding
      options                             16,864      4,904,678        431,456        476,434
   Contract charges                           (4)        (1,008)          (129)           (47)
   Contract surrenders                   (28,141)       (28,802)       (13,972)        (3,486)
   Transfers to other funding
      options                         (5,107,379)      (238,238)      (273,000)      (130,998)
   Other receipts (payments)             (23,618)       (23,047)            --             --
                                     -----------     ----------      ---------      ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (5,132,860)     4,651,531        145,835        346,016
      Net increase (decrease)
         in net assets                (4,904,502)     4,904,502        127,808        371,197
NET ASSETS:
   Beginning of period                 4,904,502             --        371,197             --
                                     -----------     ----------      ---------      ---------
   End of period                     $        --     $4,904,502      $ 499,005      $ 371,197
                                     ===========     ==========      =========      =========

   The accompanying notes are an integral part of these financial statements.

                                       MIST HARRIS OAKMARK
                                          INTERNATIONAL           MIST JANUS FORTY     MIST LAZARD MID-CAP
                                            SUBACCOUNT               SUBACCOUNT             SUBACCOUNT
                                            (CLASS A)                 (CLASS A)             (CLASS B)
                                     -----------------------  -----------------------  -------------------
                                         2007      2006 (c)       2007      2006 (c)      2007 (b)  2006
                                     -----------  ----------  -----------  ----------     --------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (76,379) $  (67,019) $  (157,751) $ (105,402)    $ (6,119)  $--
   Net realized gains (losses)           694,855      (1,133)   1,475,324     (30,905)      (1,201)   --
   Change in unrealized gains
      (losses) on investments           (855,323)    626,947      957,135     302,770      (54,598)   --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                (236,847)    558,795    2,274,708     166,463      (61,918)   --
                                     -----------  ----------  -----------  ----------     --------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               141,470      35,614      192,817     250,526          636    --
   Transfers from other funding
      options                          2,645,124   6,166,803      862,175   8,746,409      510,526    --
   Contract charges                       (1,858)     (1,545)      (2,679)     (2,875)        (117)   --
   Contract surrenders                  (328,060)   (103,008)    (189,053)   (142,853)      (6,282)   --
   Transfers to other funding
      options                         (1,221,885)   (375,036)    (816,721)   (708,739)     (12,906)   --
   Other receipts (payments)             (44,395)    (14,979)      (3,125)    (16,498)          --    --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    1,190,396   5,707,849       43,414   8,125,970      491,857    --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets                   953,549   6,266,644    2,318,122   8,292,433      429,939    --
NET ASSETS:
   Beginning of period                 6,266,644          --    8,292,433          --           --    --
                                     -----------  ----------  -----------  ----------     --------   ---
   End of period                     $ 7,220,193  $6,266,644  $10,610,555  $8,292,433     $429,939   $--
                                     ===========  ==========  ===========  ==========     ========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST LEGG MASON PARTNERS     MIST LORD ABBETT
                                          MANAGED ASSETS           BOND DEBENTURE
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS A)               (CLASS A)
                                     ------------------------  ----------------------
                                         2007      2006 (c)       2007      2006 (c)
                                      ----------  ----------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   18,593  $  (54,382)  $  149,659  $  (46,782)
   Net realized gains (losses)           377,258         953       54,405       2,671
   Change in unrealized gains
      (losses) on investments           (213,538)    270,959       (8,594)    212,983
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 182,313     217,530      195,470     168,872
                                      ----------  ----------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                79,059      50,315       21,154      23,661
   Transfers from other funding
      options                             63,859   4,337,962      715,209   4,200,812
   Contract charges                       (1,290)     (1,350)        (762)       (809)
   Contract surrenders                  (105,365)    (93,707)    (221,633)   (135,709)
   Transfers to other funding
      options                            (80,450)   (202,234)    (735,471)   (153,144)
   Other receipts (payments)             (67,929)         --      (22,734)    (67,176)
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (112,116)  4,090,986     (244,237)  3,867,635
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets                    70,197   4,308,516      (48,767)  4,036,507
NET ASSETS:
   Beginning of period                 4,308,516          --    4,036,507          --
                                      ----------  ----------   ----------  ----------
   End of period                      $4,378,713  $4,308,516   $3,987,740  $4,036,507
                                      ==========  ==========   ==========  ==========

                                         MIST LORD ABBETT         MIST LORD ABBETT
                                         GROWTH AND INCOME         MID-CAP VALUE
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)               (CLASS B)
                                     ------------------------  ---------------------
                                         2007       2006 (c)       2007     2006 (c)
                                     -----------  -----------  -----------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (307,043) $  (169,137) $  (179,502) $   (663)
   Net realized gains (losses)           839,233        6,359      (33,352)      298
   Change in unrealized gains
      (losses) on investments           (502,781)   1,219,016   (1,251,102)   11,651
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                  29,409    1,056,238   (1,463,956)   11,286
                                     -----------  -----------  -----------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
   from contract owners                  422,190      254,487      282,477     9,360
   Transfers from other funding
   options                            16,154,195   14,753,303   14,872,203    94,632
   Contract charges                       (7,313)      (3,557)      (3,641)      (14)
   Contract surrenders                  (914,445)    (222,994)    (380,700)      (27)
   Transfers to other funding
   options                            (2,388,078)    (427,718)  (1,108,221)   (8,536)
   Other receipts (payments)            (131,414)     (65,404)     (27,436)       --
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   13,135,135   14,288,117   13,634,682    95,415
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets                13,164,544   15,344,355   12,170,726   106,701
NET ASSETS:
   Beginning of period                15,344,355           --      106,701        --
                                     -----------  -----------  -----------  --------
   End of period                     $28,508,899  $15,344,355  $12,277,427  $106,701
                                     ===========  ===========  ===========  ========

   The accompanying notes are an integral part of these financial statements.

                                          MIST MET/AIM           MIST MET/AIM          MIST MET/AIM
                                      CAPITAL APPRECIATION   CAPITAL APPRECIATION    SMALL CAP GROWTH
                                           SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                           (CLASS A)               (CLASS E)             (CLASS A)
                                     ----------------------  --------------------  --------------------
                                       2007        2006 (c)   2007 (b)     2006      2007      2006 (c)
                                     ----------  ----------  ----------  --------  --------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (53,279) $  (30,846) $  (85,415)   $--   $  (6,399)   $ (1,853)
   Net realized gains (losses)           (4,092)    326,069      10,334     --       8,882       1,773
   Change in unrealized gains
      (losses) on investments           324,540    (341,583)    254,599     --       6,763       1,191
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets resulting
         from operations                267,169     (46,360)    179,518     --       9,246       1,111
                                     ----------  ----------  ----------    ---   ---------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               24,862      80,148     357,872     --      16,125      21,371
   Transfers from other funding
      options                            97,793   2,894,147   7,018,014     --     424,491     171,589
   Contract charges                        (828)       (862)     (2,145)    --        (149)        (47)
   Contract surrenders                  (87,925)   (127,104)   (153,563)    --     (47,333)       (124)
   Transfers to other funding
      options                          (141,717)    (38,026)   (607,457)    --    (153,154)     (3,738)
   Other receipts (payments)            (22,750)         --     (15,522)    --          --          --
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (130,565)  2,808,303   6,597,199     --     239,980     189,051
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets                  136,604   2,761,943   6,776,717     --     249,226     190,162
NET ASSETS:
   Beginning of period                2,761,943          --          --     --     190,162          --
                                     ----------  ----------  ----------    ---   ---------    --------
   End of period                     $2,898,547  $2,761,943  $6,776,717    $--   $ 439,388    $190,162
                                     ==========  ==========  ==========    ===   =========    ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST MFS EMERGING  MIST MFS RESEARCH                            MIST NEUBERGER BERMAN
                                      MARKETS EQUITY      INTERNATIONAL         MIST MFS VALUE            REAL ESTATE
                                        SUBACCOUNT          SUBACCOUNT            SUBACCOUNT               SUBACCOUNT
                                         (CLASS A)          (CLASS B)              (CLASS A)               (CLASS A)
                                     -----------------  -----------------  ----------------------  -------------------------
                                      2007 (b)   2006     2007 (b)   2006      2007      2006 (c)      2007        2006 (c)
                                     ----------  -----  ----------  -----  ----------  ----------  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (70,691)  $--   $  (14,724)   $--  $ (174,151) $    1,035  $  (128,956)  $  (207,599)
   Net realized gains (losses)          108,210    --        2,006     --     272,309     336,978    1,687,251       110,595
   Change in unrealized gains
      (losses) on investments         1,139,133    --       65,605     --     358,674     409,706   (4,223,659)    3,263,550
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations              1,176,652    --       52,887     --     456,832     747,719   (2,665,364)    3,166,546
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              153,442    --       36,430     --     198,113     203,620      304,935       373,442
   Transfers from other funding
      options                         5,634,569    --    2,034,165     --   1,889,901   7,707,291    1,886,078    15,945,212
   Contract charges                        (972)   --         (240)    --      (2,274)     (1,982)      (4,986)       (5,793)
   Contract surrenders                 (144,427)   --      (20,060)    --    (397,118)   (280,806)    (816,985)     (396,766)
   Transfers to other funding
      options                          (797,616)   --      (67,308)    --    (970,813)   (290,136)  (3,572,093)   (1,130,589)
   Other receipts (payments)             (3,094)   --           --     --     (43,967)         --      (60,739)      (45,594)
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   4,841,902    --    1,982,987     --     673,842   7,337,987   (2,263,790)   14,739,912
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets                6,018,554    --    2,035,874     --   1,130,674   8,085,706   (4,929,154)   17,906,458
NET ASSETS:
   Beginning of period                       --    --           --     --   8,085,706          --   17,906,458            --
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
   End of period                     $6,018,554   $--   $2,035,874    $--  $9,216,380  $8,085,706  $12,977,304   $17,906,458
                                     ==========   ===   ==========    ===  ==========  ==========  ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                                        MIST OPPENHEIMER     MIST PIMCO INFLATION
                                      CAPITAL APPRECIATION      PROTECTED BOND        MIST PIONEER FUND
                                           SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                           (CLASS B)              (CLASS A)               (CLASS A)
                                     ----------------------  --------------------  ----------------------
                                        2007      2006 (c)       2007 (b)   2006      2007      2006 (c)
                                     ----------  ----------    -----------  ----   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (116,761) $  (64,493)   $  (150,694)  $--   $  (13,786) $  (16,608)
   Net realized gains (losses)          432,496     (16,184)        24,102    --       59,189       1,161
   Change in unrealized gains
      (losses) on investments           335,584     167,915        810,364    --        1,961     108,210
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                651,319      87,238        683,772    --       47,364      92,763
                                     ----------  ----------    -----------   ---   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              488,980     712,505         45,265    --          954       7,313
   Transfers from other funding
      options                         1,288,621   5,437,258     12,489,099    --      109,093   1,298,290
   Contract charges                      (1,868)     (1,758)        (3,187)   --         (285)       (285)
   Contract surrenders                 (294,736)   (114,790)      (363,615)   --     (145,415)    (18,744)
   Transfers to other funding
      options                          (867,024)   (416,857)      (861,169)   --     (283,051)    (11,965)
   Other receipts (payments)            (72,172)    (86,889)       (13,282)   --           --          --
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     541,801   5,529,469     11,293,111    --     (318,704)  1,274,609
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets                1,193,120   5,616,707     11,976,883    --     (271,340)  1,367,372
NET ASSETS:
   Beginning of period                5,616,707          --             --    --    1,367,372          --
                                     ----------  ----------    -----------   ---   ----------  ----------
   End of period                     $6,809,827  $5,616,707    $11,976,883   $--   $1,096,032  $1,367,372
                                     ==========  ==========    ===========   ===   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST PIONEER MID-CAP VALUE  MIST PIONEER STRATEGIC INCOME
                                             SUBACCOUNT                    SUBACCOUNT
                                             (CLASS A)                     (CLASS A)
                                     --------------------------  -----------------------------
                                          2007 (a)  2006 (c)            2007      2006 (c)
                                         ---------  --------         ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $    (912) $ (4,242)        $ (115,724) $  311,067
   Net realized gains (losses)              70,390     6,556             23,086       8,461
   Change in unrealized gains
      (losses) on investments              (22,913)   22,913            511,935     (29,805)
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                    46,565    25,227            419,297     289,723
                                         ---------  --------         ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   4,944    25,261             61,431      73,463
   Transfers from other funding
      options                                3,524   460,166          1,049,246   9,487,051
   Contract charges                             --      (111)            (2,162)     (2,307)
   Contract surrenders                        (440)   (4,588)          (321,785)   (130,452)
   Transfers to other funding
      options                             (521,123)   (4,333)          (760,979)   (450,839)
   Other receipts (payments)                    --   (35,092)           (33,357)    (81,419)
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (513,095)  441,303             (7,606)  8,895,497
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets                    (466,530)  466,530            411,691   9,185,220
NET ASSETS:
   Beginning of period                     466,530        --          9,185,220          --
                                         ---------  --------         ----------  ----------
   End of period                         $      --  $466,530         $9,596,911  $9,185,220
                                         =========  ========         ==========  ==========

                                         MIST THIRD AVENUE          MSF BLACKROCK
                                          SMALL CAP VALUE         AGGRESSIVE GROWTH
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS D)
                                     ------------------------  ----------------------
                                         2007       2006 (c)      2007      2006 (c)
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (297,607) $   (99,480) $ (100,116) $  (60,848)
   Net realized gains (losses)           672,144       (2,289)     49,747      (9,735)
   Change in unrealized gains
      (losses) on investments         (2,462,404)     373,765     926,137     (51,592)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations              (2,087,867)     271,996     875,768    (122,175)
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               442,010      146,388      93,087      40,666
   Transfers from other funding
      options                         16,622,982   12,096,576     551,620   5,191,371
   Contract charges                       (8,108)      (1,758)     (1,397)     (1,400)
   Contract surrenders                (1,108,507)    (244,609)   (229,644)   (101,681)
   Transfers to other funding
      options                         (2,530,412)    (167,558)   (324,716)   (100,328)
   Other receipts (payments)             (61,732)          --     (33,630)    (19,625)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   13,356,233   11,829,039      55,320   5,009,003
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                11,268,366   12,101,035     931,088   4,886,828
NET ASSETS:
   Beginning of period                12,101,035           --   4,886,828          --
                                     -----------  -----------  ----------  ----------
   End of period                     $23,369,401  $12,101,035  $5,817,916  $4,886,828
                                     ===========  ===========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.


                                     MSF BLACKROCK BOND INCOME   MSF BLACKROCK MONEY MARKET      MSF FI LARGE CAP
                                           SUBACCOUNT                   SUBACCOUNT                  SUBACCOUNT
                                            (CLASS A)                   (CLASS A)                    (CLASS A)
                                     -------------------------  ----------------------------  ----------------------
                                         2007       2006 (c)         2007          2006 (c)     2007        2006 (c)
                                      ----------  ----------    ------------    ------------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  107,100  $ (104,100)   $    835,049    $    427,746  $  (86,260) $  (61,579)
   Net realized gains (losses)            40,283       8,614              --              --     332,871     (12,487)
   Change in unrealized gains
      (losses) on investments            205,044     382,878              --              --    (148,568)    123,803
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 352,427     287,392         835,049         427,746      98,043      49,737
                                      ----------  ----------    ------------    ------------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                56,851     280,480       4,632,317       5,472,436      72,653      38,880
   Transfers from other funding
      options                            724,406   8,297,101      30,971,588      29,303,741      78,907   5,006,130
   Contract charges                       (2,792)     (2,933)         (7,170)         (6,114)     (1,377)     (1,448)
   Contract surrenders                  (420,040)   (128,907)     (6,319,569)     (1,082,926)   (292,225)    (81,878)
   Transfers to other funding
      options                           (365,389)   (452,070)    (18,346,813)    (11,000,839)   (226,509)   (147,673)
   Other receipts (payments)             (80,708)    (94,947)       (214,864)       (127,971)    (38,133)         --
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (87,672)  7,898,724      10,715,489      22,558,327    (406,684)  4,814,011
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets                   264,755   8,186,116      11,550,538      22,986,073    (308,641)  4,863,748
NET ASSETS:
   Beginning of period                 8,186,116          --      22,986,073              --   4,863,748          --
                                      ----------  ----------    ------------    ------------  ----------  ----------
   End of period                      $8,450,871  $8,186,116    $ 34,536,611    $ 22,986,073  $4,555,107  $4,863,748
                                      ==========  ==========    ============    ============  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                MSF METLIFE AGGRESSIVE
                                        MSF FI VALUE LEADERS          ALLOCATION
                                            SUBACCOUNT                SUBACCOUNT
                                            (CLASS D)                 (CLASS B)
                                     ------------------------  -----------------------
                                        2007       2006 (c)      2007         2006 (c)
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (129,129) $  (141,256) $  (40,949) $  (20,880)
   Net realized gains (losses)         1,048,151       (5,539)     24,075      (1,689)
   Change in unrealized gains
      (losses) on investments           (661,337)     399,189      13,243     111,994
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 257,685      252,394      (3,631)     89,425
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               320,866      180,953      57,981      50,481
   Transfers from other funding
      options                            351,739   11,075,041     575,785   1,661,481
   Contract charges                       (3,281)      (3,406)     (1,079)       (726)
   Contract surrenders                  (315,656)    (208,579)    (35,823)    (40,728)
   Transfers to other funding
      options                           (608,769)    (189,704)   (201,104)     (4,383)
   Other receipts (payments)              (1,851)     (30,376)         --     (89,561)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (256,952)  10,823,929     395,760   1,576,564
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                       733   11,076,323     392,129   1,665,989
NET ASSETS:
   Beginning of period                11,076,323           --   1,665,989          --
                                     -----------  -----------  ----------  ----------
   End of period                     $11,077,056  $11,076,323  $2,058,118  $1,665,989
                                     ===========  ===========  ==========  ==========

                                     MSF METLIFE CONSERVATIVE  MSF METLIFE CONSERVATIVE
                                            ALLOCATION         TO MODERATE ALLOCATION
                                            SUBACCOUNT              SUBACCOUNT
                                            (CLASS B)                (CLASS B)
                                     ------------------------  ------------------------
                                       2007       2006 (c)       2007        2006 (c)
                                      ----------  ----------   -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (48,656) $  (33,674)  $   (60,710) $  (22,538)
   Net realized gains (losses)            60,727       5,248        59,139         (50)
   Change in unrealized gains
      (losses) on investments             65,380     143,963        47,336     111,973
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  77,451     115,537        45,765      89,385
                                      ----------  ----------   -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 5,576      17,222       267,277      71,199
   Transfers from other funding
      options                            897,600   2,611,576     3,107,057   1,878,219
   Contract charges                         (393)       (351)       (1,036)       (829)
   Contract surrenders                   (75,345)    (44,508)   (1,341,761)    (11,382)
   Transfers to other funding
      options                           (800,265)     (4,759)      (76,792)     (1,602)
   Other receipts (payments)                  --          --            --     (85,875)
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       27,173   2,579,180     1,954,745   1,849,730
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets                   104,624   2,694,717     2,000,510   1,939,115
NET ASSETS:
   Beginning of period                 2,694,717          --     1,939,115          --
                                      ----------  ----------   -----------  ----------
   End of period                      $2,799,341  $2,694,717   $ 3,939,625  $1,939,115
                                      ==========  ==========   ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                            MSF METLIFE        MSF METLIFE MODERATE TO
                                        MODERATE ALLOCATION     AGGRESSIVE ALLOCATION    MSF MFS TOTAL RETURN
                                            SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                             (CLASS B)                (CLASS B)               (CLASS B)
                                     ------------------------  -----------------------  ----------------------
                                         2007       2006 (c)       2007      2006 (c)      2007      2006 (c)
                                     -----------  -----------  -----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (253,906) $  (141,228) $  (145,100) $  (90,249) $   (8,799) $  (51,904)
   Net realized gains (losses)           144,105      (14,208)     308,978     (32,440)    181,287       5,810
   Change in unrealized gains
      (losses) on investments            349,440      691,802       30,367     481,484    (106,545)    306,914
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 239,639      536,366      194,245     358,795      65,943     260,820
                                     -----------  -----------  -----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               287,039      314,604      262,356     114,877     439,275      55,068
   Transfers from other funding
      options                          2,385,272   10,944,813    1,582,231   7,151,786   1,318,592   4,199,867
   Contract charges                       (3,170)      (2,456)      (2,790)     (2,017)       (888)       (881)
   Contract surrenders                  (434,510)    (197,497)    (215,285)    (63,866)   (198,893)    (54,601)
   Transfers to other funding
      options                           (856,998)    (295,564)  (1,981,551)   (474,430)   (305,811)   (260,197)
   Other receipts (payments)             (98,739)    (174,610)    (250,147)         --     (32,325)     (1,847)
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    1,278,894   10,589,290     (605,186)  6,726,350   1,219,950   3,937,409
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                 1,518,533   11,125,656     (410,941)  7,085,145   1,285,893   4,198,229
NET ASSETS:
   Beginning of period                11,125,656           --    7,085,145          --   4,198,229          --
                                     -----------  -----------  -----------  ----------  ----------  ----------
   End of period                     $12,644,189  $11,125,656  $ 6,674,204  $7,085,145  $5,484,122  $4,198,229
                                     ===========  ===========  ===========  ==========  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                    MSF OPPENHEIMER
                                       MSF MFS TOTAL RETURN          GLOBAL EQUITY
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS F)                 (CLASS B)
                                     ------------------------  ------------------------
                                         2007       2006 (c)       2007       2006 (c)
                                     -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     7,732  $  (432,641) $  (357,805) $  (407,254)
   Net realized gains (losses)         1,410,637       42,006    1,126,445      (74,812)
   Change in unrealized gains
      (losses) on investments           (670,943)   2,583,830      822,708    2,222,408
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 747,426    2,193,195    1,591,348    1,740,342
                                     -----------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               401,822      813,564    1,181,304    1,515,439
   Transfers from other funding
      options                          1,187,260   33,494,651    1,334,790   34,564,009
   Contract charges                      (11,007)     (11,377)      (8,879)      (8,617)
   Contract surrenders                (1,123,813)    (648,058)  (1,161,257)    (456,742)
   Transfers to other funding
      options                         (2,161,949)  (1,274,183)  (4,691,124)  (2,117,664)
   Other receipts (payments)            (141,822)    (139,316)     (86,026)    (124,128)
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,849,509)  32,235,281   (3,431,192)  33,372,297
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                (1,102,083)  34,428,476   (1,839,844)  35,112,639
NET ASSETS:
   Beginning of period                34,428,476           --   35,112,639           --
                                     -----------  -----------  -----------  -----------
   End of period                     $33,326,393  $34,428,476  $33,272,795  $35,112,639
                                     ===========  ===========  ===========  ===========

                                                                   MSF WESTERN
                                        MSF T. ROWE PRICE        ASSET MANAGEMENT
                                        LARGE CAP GROWTH         HIGH YIELD BOND
                                           SUBACCOUNT               SUBACCOUNT
                                            (CLASS B)               (CLASS A)
                                     ----------------------  -----------------------
                                        2007      2006 (c)     2007 (a)    2006 (c)
                                     ----------  ----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (44,612) $  (31,862) $   712,108  $  (88,498)
   Net realized gains (losses)           50,343       6,115       58,857      13,376
   Change in unrealized gains
      (losses) on investments           164,458     194,772     (497,478)    497,478
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                170,189     169,025      273,487     422,356
                                     ----------  ----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               11,586       1,362       39,841      95,216
   Transfers from other funding
      options                           246,254   2,626,077      398,977   7,409,746
   Contract charges                        (392)       (470)         (14)     (2,551)
   Contract surrenders                 (104,152)    (51,035)     (82,306)   (152,565)
   Transfers to other funding
      options                          (115,830)   (222,432)  (7,937,563)   (376,472)
   Other receipts (payments)                 --          --      (12,154)    (75,998)
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      37,466   2,353,502   (7,593,219)  6,897,376
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets                  207,655   2,522,527   (7,319,732)  7,319,732
NET ASSETS:
   Beginning of period                2,522,527          --    7,319,732          --
                                     ----------  ----------  -----------  ----------
   End of period                     $2,730,182  $2,522,527  $        --  $7,319,732
                                     ==========  ==========  ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     MSF WESTERN ASSET MANAGEMENT
                                           U.S. GOVERNMENT           PIMCO VIT REAL RETURN     PIMCO VIT TOTAL RETURN
                                              SUBACCOUNT                   SUBACCOUNT                SUBACCOUNT
                                              (CLASS A)              (ADMINISTRATIVE CLASS)    (ADMINISTRATIVE CLASS)
                                     ----------------------------  -------------------------  ------------------------
                                        2007            2006 (c)     2007 (a)        2006         2007         2006
                                     ----------        ----------  ----------    -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   63,106        $  (71,714) $    103,446  $   268,708  $   749,690  $   626,122
   Net realized gains (losses)           50,596            13,736      (699,546)     260,253      (84,476)      88,236
   Change in unrealized gains
      (losses) on investments            43,861           263,997       811,182     (664,975)   1,029,439     (233,164)
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                157,563           206,019       215,082     (136,014)   1,694,653      481,194
                                     ----------        ----------  ------------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               46,661            81,080        77,317      598,422      187,484    1,148,037
   Transfers from other funding
      options                           637,378         6,731,173       442,120    1,386,466    2,340,729    2,943,855
   Contract charges                      (1,916)           (2,090)           (8)      (3,451)      (7,943)      (8,449)
   Contract surrenders                 (656,978)         (161,437)     (118,544)    (408,641)  (1,352,693)    (691,486)
   Transfers to other funding
      options                          (564,902)         (462,331)  (11,870,289)  (1,138,470)  (1,913,024)  (1,278,335)
   Other receipts (payments)            (34,201)          (47,333)      (51,349)     (46,014)    (109,648)    (128,581)
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (573,958)        6,139,062   (11,520,753)     388,312     (855,095)   1,985,041
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                 (416,395)        6,345,081   (11,305,671)     252,298      839,558    2,466,235
NET ASSETS:
   Beginning of period                6,345,081                --    11,305,671   11,053,373   26,181,299   23,715,064
                                     ----------        ----------  ------------  -----------  -----------  -----------
   End of period                     $5,928,686        $6,345,081  $         --  $11,305,671  $27,020,857  $26,181,299
                                     ==========        ==========  ============  ===========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER AMERICA INCOME VCT  PIONEER BOND VCT
                                             SUBACCOUNT             SUBACCOUNT
                                             (CLASS II)             (CLASS II)
                                     --------------------------  ----------------
                                       2007 (d)         2006      2007 (e)   2006
                                     ------------   -----------  ----------   ---
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    217,100   $   185,865  $   36,333   $--
   Net realized gains (losses)            (93,308)      (52,093)        656    --
   Change in unrealized gains
      (losses) on investments             208,007       (36,922)     68,283    --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                  331,799        96,850     105,272    --
                                     ------------   -----------  ----------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              1,049,954     1,642,968      15,428    --
   Transfers from other funding
      options                           2,722,121     1,479,627   9,833,238    --
   Contract charges                        (3,064)       (2,377)         (2)   --
   Contract surrenders                   (313,196)     (384,720)    (75,833)   --
   Transfers to other funding
      options                         (12,254,438)   (1,599,120)   (151,884)   --
   Other receipts (payments)             (122,403)      (62,078)    (19,543)   --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (8,921,026)    1,074,300   9,601,404    --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets                 (8,589,227)    1,171,150   9,706,676    --
NET ASSETS:
   Beginning of period                  8,589,227     7,418,077          --    --
                                     ------------   -----------  ----------   ---
   End of period                     $         --   $ 8,589,227  $9,706,676   $--
                                     ============   ===========  ==========   ===

                                     PIONEER CULLEN VALUE VCT  PIONEER EMERGING MARKETS VCT
                                            SUBACCOUNT                  SUBACCOUNT
                                            (CLASS II)                  (CLASS II)
                                     ------------------------  ----------------------------
                                        2007        2006           2007             2006
                                     ----------    ----------  -----------      -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (74,779)   $  (52,887) $  (213,399)     $  (128,755)
   Net realized gains (losses)           61,965        29,082    1,979,837        1,048,986
   Change in unrealized gains
      (losses) on investments           291,114       492,415    2,768,304        1,449,386
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from operations                278,300       468,610    4,534,742        2,369,617
                                     ----------    ----------  -----------      -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            2,005,898     3,035,083    1,267,341        2,921,001
   Transfers from other funding
      options                         1,115,947       865,061    2,696,282          971,810
   Contract charges                      (1,868)         (839)      (4,327)          (2,588)
   Contract surrenders                 (166,340)      (56,912)    (511,022)        (367,906)
   Transfers to other funding
      options                          (306,752)     (382,637)  (2,046,340)      (1,124,804)
   Other receipts (payments)            (19,603)           --     (132,244)        (195,327)
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   2,627,282     3,459,756    1,269,690        2,202,186
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets                2,905,582     3,928,366    5,804,432        4,571,803
NET ASSETS:
   Beginning of period                5,354,951     1,426,585   10,762,696        6,190,893
                                     ----------    ----------  -----------      -----------
   End of period                     $8,260,533    $5,354,951  $16,567,128      $10,762,696
                                     ==========    ==========  ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER EQUITY INCOME VCT  PIONEER EQUITY OPPORTUNITY VCT      PIONEER FUND VCT
                                            SUBACCOUNT                   SUBACCOUNT                    SUBACCOUNT
                                            (CLASS II)                    (CLASS II)                   (CLASS II)
                                     -------------------------  ------------------------------  ------------------------
                                        2007           2006          2007 (d)         2006         2007         2006
                                     -----------   -----------  --------------   -------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    66,094   $    60,980     $    (9,820)  $ (1,674) $   (99,274) $   (71,730)
   Net realized gains (losses)           679,488       282,110          93,595        717      239,790      115,066
   Change in unrealized gains
      (losses) on investments           (959,180)    1,444,717         (18,944)    17,843      121,440    1,106,155
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                (213,598)    1,787,807          64,831     16,886      261,956    1,149,491
                                     -----------   -----------     -----------   --------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,846,017     2,232,730         122,645    156,477      870,201    1,315,960
   Transfers from other funding
      options                          1,360,837     1,726,685         740,576      9,867    6,880,162      687,754
   Contract charges                       (3,996)       (3,348)           (373)       (76)      (3,079)      (3,044)
   Contract surrenders                  (443,711)     (424,128)         (9,363)      (729)    (552,260)    (562,938)
   Transfers to other funding
      options                         (1,771,616)   (1,220,798)     (1,114,099)   (18,441)    (819,925)    (391,104)
   Other receipts (payments)            (171,443)     (115,242)             --         --      (94,967)     (99,763)
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      816,088     2,195,899        (260,614)   147,098    6,280,132      946,865
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets                   602,490     3,983,706        (195,783)   163,984    6,542,088    2,096,356
NET ASSETS:
   Beginning of period                11,862,483     7,878,777         195,783     31,799   10,008,672    7,912,316
                                     -----------   -----------     -----------   --------  -----------  -----------
   End of period                     $12,464,973   $11,862,483     $        --   $195,783  $16,550,760  $10,008,672
                                     ===========   ===========     ===========   ========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER GLOBAL HIGH YIELD VCT   PIONEER HIGH YIELD VCT
                                               SUBACCOUNT                  SUBACCOUNT
                                               (CLASS II)                  (CLASS II)
                                     -----------------------------  ------------------------
                                        2007               2006        2007         2006
                                     ----------         ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  289,601         $   89,795  $   459,431  $   421,635
   Net realized gains (losses)           69,444             20,174      134,866       56,927
   Change in unrealized gains
      (losses) on investments          (395,188)            64,830      (54,625)     300,511
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                (36,143)           174,799      539,672      779,073
                                     ----------         ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            1,546,977          2,469,219    1,405,819    4,727,897
   Transfers from other funding
      options                           843,205            672,804    5,296,605    3,553,029
   Contract charges                      (1,151)              (332)      (3,011)      (3,291)
   Contract surrenders                 (287,550)           (17,072)    (910,047)    (650,639)
   Transfers to other funding
      options                          (418,850)          (478,191)  (7,503,133)  (3,239,433)
   Other receipts (payments)            (10,101)                --     (132,576)    (173,699)
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   1,672,530          2,646,428   (1,846,343)   4,213,864
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets                1,636,387          2,821,227   (1,306,671)   4,992,937
NET ASSETS:
   Beginning of period                3,517,328            696,101   14,826,051    9,833,114
                                     ----------         ----------  -----------  -----------
   End of period                     $5,153,715         $3,517,328  $13,519,380  $14,826,051
                                     ==========         ==========  ===========  ===========

                                          PIONEER IBBOTSON          PIONEER IBBOTSON
                                     AGGRESSIVE ALLOCATION VCT    GROWTH ALLOCATION VCT
                                            SUBACCOUNT                 SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     -------------------------  -------------------------
                                        2007           2006         2007         2006
                                     ----------     ----------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (32,614)    $  (48,774) $ (1,121,019) $  (588,483)
   Net realized gains (losses)          186,759         34,007     1,983,391      115,909
   Change in unrealized gains
      (losses) on investments           (20,808)       368,587     1,225,391    4,205,295
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                133,337        353,820     2,087,763    3,732,721
                                     ----------     ----------  ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            1,032,713      2,472,776    40,554,618   51,768,686
   Transfers from other funding
      options                           126,731        481,825    10,187,395    5,930,069
   Contract charges                      (2,000)          (884)      (22,456)      (4,469)
   Contract surrenders                  (84,960)        (5,802)   (2,618,825)    (269,339)
   Transfers to other funding
      options                           (99,716)       (48,506)   (4,218,945)   1,043,771)
   Other receipts (payments)                 --             --      (152,397)          --
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     972,768      2,899,409    43,729,390   56,381,176
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets                1,106,105      3,253,229    45,817,153   60,113,897
NET ASSETS:
   Beginning of period                4,419,580      1,166,351    64,824,560    4,710,663
                                     ----------     ----------  ------------  -----------
   End of period                     $5,525,685     $4,419,580  $110,641,713  $64,824,560
                                     ==========     ==========  ============  ===========

   The accompanying notes are an integral part of these financial statements.

                                         PIONEER IBBOTSON
                                      MODERATE ALLOCATION VCT  PIONEER INDEPENDENCE VCT  PIONEER INTERNATIONAL VALUE VCT
                                             SUBACCOUNT               SUBACCOUNT                    SUBACCOUNT
                                            (CLASS II)                (CLASS II)                    (CLASS II)
                                     ------------------------  ------------------------  -------------------------------
                                         2007         2006         2007        2006              2007        2006
                                     -----------  -----------  -----------  ----------       -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (545,028) $  (309,882)  $  (42,182) $  (29,716)      $   (79,991) $  (35,987)
   Net realized gains (losses)           907,494      138,418       48,691      13,876           273,517      34,026
   Change in unrealized gains
      (losses) on investments            938,264    1,936,597      109,418     123,706           293,415     408,127
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               1,300,730    1,765,133      115,927     107,866           486,941     406,166
                                     -----------  -----------   ----------  ----------       -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            16,344,061   20,180,703      408,137     254,028           781,990     806,241
   Transfers from other funding
      options                          6,252,221   11,778,814      253,259     160,737         1,704,020   1,946,212
   Contract charges                      (11,848)      (3,534)        (495)       (359)           (1,295)       (708)
   Contract surrenders                (1,559,261)    (273,742)     (43,176)    (35,217)         (144,346)    (40,013)
   Transfers to other funding
      options                         (3,344,298)    (266,107)    (209,850)   (127,418)       (1,369,579)   (184,467)
   Other receipts (payments)            (343,836)    (154,507)      (4,408)     (5,296)          (30,293)    (20,998)
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   17,337,039   31,261,627      403,467     246,475           940,497   2,506,267
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets                18,637,769   33,026,760      519,394     354,341         1,427,438   2,912,433
NET ASSETS:
   Beginning of period                37,906,944    4,880,184    1,778,174   1,423,833         4,369,095   1,456,662
                                     -----------  -----------   ----------  ----------       -----------  ----------
   End of period                     $56,544,713  $37,906,944   $2,297,568  $1,778,174       $ 5,796,533  $4,369,095
                                     ===========  ===========   ==========  ==========       ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                    PIONEER OAK RIDGE
                                     PIONEER MID CAP VALUE VCT    LARGE CAP GROWTH VCT
                                             SUBACCOUNT                SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     -------------------------  -----------------------
                                         2007         2006         2007         2006
                                     -----------  -----------   ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (148,543) $  (173,512)  $ (105,686) $   (90,484)
   Net realized gains (losses)         1,070,147    2,358,984      179,119      106,805
   Change in unrealized gains
      (losses) on investments           (602,644)  (1,250,420)     273,910        7,665
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 318,960      935,052      347,343       23,986
                                     -----------  -----------   ----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,096,706    2,298,225      464,225      794,697
   Transfers from other funding
      options                          1,874,593      824,473      924,404    1,464,124
   Contract charges                       (3,542)      (3,227)      (1,509)      (1,105)
   Contract surrenders                  (433,088)    (488,687)    (438,646)    (117,599)
   Transfers to other funding
      options                         (1,793,419)  (1,339,504)    (917,663)  (1,065,688)
   Other receipts (payments)             (91,342)     (18,426)     (46,207)          --
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      649,908    1,272,854      (15,396)   1,074,429
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets                   968,868    2,207,906      331,947    1,098,415
NET ASSETS:
   Beginning of period                10,452,814    8,244,908    5,708,645    4,610,230
                                     -----------  -----------   ----------  -----------
   End of period                     $11,421,682  $10,452,814   $6,040,592  $ 5,708,645
                                     ===========  ===========   ==========  ===========

                                                                     PIONEER SMALL AND MID CAP
                                     PIONEER REAL ESTATE SHARES VCT          GROWTH VCT
                                               SUBACCOUNT                    SUBACCOUNT
                                               (CLASS II)                    (CLASS II)
                                     ------------------------------  -------------------------
                                            2007         2006           2007 (d)      2006
                                        -----------  -----------      -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $    70,655  $    49,318      $   (39,793) $  (36,284)
   Net realized gains (losses)            1,260,317      617,734          646,306       8,449
   Change in unrealized gains
      (losses) on investments            (3,590,805)   1,863,546         (250,221)    137,346
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (2,259,833)   2,530,598          356,292     109,511
                                        -----------  -----------      -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                1,454,258    2,255,687          137,529     485,259
   Transfers from other funding
      options                             1,182,464    1,287,071          595,324      36,309
   Contract charges                          (2,880)      (2,793)            (560)       (392)
   Contract surrenders                     (486,564)    (223,500)         (75,764)    (43,539)
   Transfers to other funding
      options                            (3,159,590)  (1,170,566)      (3,257,540)    (50,278)
   Other receipts (payments)                (61,386)    (146,404)         (16,626)         --
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (1,073,698)   1,999,495       (2,617,637)    427,359
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets                   (3,333,531)   4,530,093       (2,261,345)    536,870
NET ASSETS:
   Beginning of period                   11,118,216    6,588,123        2,261,345   1,724,475
                                        -----------  -----------      -----------  ----------
   End of period                        $ 7,784,685  $11,118,216      $        --  $2,261,345
                                        ===========  ===========      ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER SMALL CAP VALUE VCT  PIONEER STRATEGIC INCOME VCT     PIONEER VALUE VCT
                                              SUBACCOUNT                   SUBACCOUNT                  SUBACCOUNT
                                              (CLASS II)                   (CLASS II)                  (CLASS II)
                                     ---------------------------  ----------------------------  -----------------------
                                           2007        2006             2007         2006         2007 (d)      2006
                                       -----------  ----------      -----------  -----------    -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $  (107,353) $ (114,713)     $   692,530  $   576,131    $    65,735  $  (94,591)
   Net realized gains (losses)           1,770,844     289,914           98,975       46,364        771,582     343,489
   Change in unrealized gains
      (losses) on investments           (2,363,206)    522,393          104,962      128,927       (839,576)    416,845
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  (699,715)    697,594          896,467      751,422         (2,259)    665,743
                                       -----------  ----------      -----------  -----------    -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 789,804   1,788,456        2,877,348    3,742,454        196,969     775,250
   Transfers from other funding
      options                              455,525   1,804,887        2,642,452    2,017,657        458,414     243,237
   Contract charges                         (2,095)     (1,703)          (6,062)      (5,418)        (2,222)     (2,146)
   Contract surrenders                    (462,460)   (163,801)      (1,203,399)  (1,233,770)      (243,576)   (355,280)
   Transfers to other funding
      options                             (940,063)   (931,256)      (1,430,767)  (1,161,335)    (6,396,255)   (189,772)
   Other receipts (payments)               (42,858)    (58,791)        (801,236)    (219,089)       (82,850)    (75,500)
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (202,147)  2,437,792        2,078,336    3,140,499     (6,069,520)    395,789
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets                    (901,862)  3,135,386        2,974,803    3,891,921     (6,071,779)  1,061,532
NET ASSETS:
   Beginning of period                   7,796,608   4,661,222       19,447,230   15,555,309      6,071,779   5,010,247
                                       -----------  ----------      -----------  -----------    -----------  ----------
   End of period                       $ 6,894,746  $7,796,608      $22,422,033  $19,447,230    $        --  $6,071,779
                                       ===========  ==========      ===========  ===========    ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PUTNAM VT INTERNATIONAL EQUITY  PUTNAM VT SMALL CAP VALUE
                                               SUBACCOUNT                    SUBACCOUNT
                                               (CLASS IB)                    (CLASS IB)
                                     ------------------------------  -------------------------
                                            2007 (a)    2006           2007 (a)        2006
                                           ---------  --------       ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $  16,024  $ (8,164)      $     (7,937) $  (218,591)
   Net realized gains (losses)               282,070    26,433          2,725,377    1,449,694
   Change in unrealized gains
      (losses) on investments               (240,847)  134,511         (1,726,958)     739,196
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                      57,247   152,780            990,482    1,970,299
                                           ---------  --------       ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                       512     2,309             61,685      801,368
   Transfers from other funding
      options                                  1,330    43,978             90,997      856,065
   Contract charges                               --      (119)               (18)      (5,127)
   Contract surrenders                        (6,044)  (24,754)           (80,291)    (370,314)
   Transfers to other funding
      options                               (776,602)  (63,667)       (16,048,838)  (1,034,201)
   Other receipts (payments)                      --        --                 --      (60,124)
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions         (780,804)  (42,253)       (15,976,465)     187,667
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets                      (723,557)  110,527        (14,985,983)   2,157,966
NET ASSETS:
   Beginning of period                       723,557   613,030         14,985,983   12,828,017
                                           ---------  --------       ------------  -----------
   End of period                           $      --  $723,557       $         --  $14,985,983
                                           =========  ========       ============  ===========

                                      VAN KAMPEN LIT COMSTOCK  VAN KAMPEN LIT ENTERPRISE
                                            SUBACCOUNT                 SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     ------------------------  -------------------------
                                         2007         2006           2007      2006
                                     -----------  -----------      --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (52,709) $   (90,768)     $ (3,160) $ (2,763)
   Net realized gains (losses)           569,162      888,734         2,861       911
   Change in unrealized gains
      (losses) on investments         (1,080,467)     970,506        18,831     9,908
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                (564,014)   1,768,472        18,532     8,056
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               606,814      695,369           636       636
   Transfers from other funding
      options                            565,970      511,715         3,577     4,844
   Contract charges                       (3,381)      (3,698)          (16)      (15)
   Contract surrenders                  (427,146)    (424,238)       (1,974)   (1,920)
   Transfers to other funding
      options                         (1,989,405)  (1,042,727)       (5,610)   (1,251)
   Other receipts (payments)             (73,281)     (95,450)           --        --
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,320,429)    (359,029)       (3,387)    2,294
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets                (1,884,443)   1,409,443        15,145    10,350
NET ASSETS:
   Beginning of period                14,495,677   13,086,234       174,717   164,367
                                     -----------  -----------      --------  --------
   End of period                     $12,611,234  $14,495,677      $189,862  $174,717
                                     ===========  ===========      ========  ========

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                        NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"), a separate account of MetLife Insurance Company of Connecticut (the "Company"), was established by the Company's Board of Directors on November 14, 2002 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Connecticut Department of Insurance.

The Separate Account is divided into Subaccounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

AIM Variable Insurance Funds ("AIM V.I.")
The Alger American Fund ("Alger American")
American Funds Insurance Series ("American Funds")
Credit Suisse Trust
Dreyfus Investment Portfolios ("Dreyfus")
Dreyfus Socially Responsible Growth Fund, Inc. ("Dreyfus Socially Responsible") Dreyfus Variable Investment Fund ("Dreyfus VIF")
DWS Investments VIT Funds ("DWS VIT")
DWS Variable Series I ("DWS I")
DWS Variable Series II ("DWS II")
Fidelity Variable Insurance Products Fund ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Janus Aspen Series ("Janus Aspen")
Legg Mason Partners Variable Equity Trust ("LMPVET")
Legg Mason Partners Variable Income Trust ("LMPVIT")
Met Investors Series Trust ("MIST")
Metropolitan Series Fund, Inc. ("MSF")
PIMCO Variable Insurance Trust ("PIMCO VIT")
Pioneer Variable Contracts Trust ("Pioneer")
Van Kampen Life Investment Trust ("Van Kampen LIT")

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments applied to the Separate Account are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2007 (the share class indicated in parentheses is that of the portfolio, series, or fund in which the Subaccount invests):

AIM V.I. Mid Cap Core Equity Subaccount (Series II)
AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged AllCap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus MidCap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class B)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI Bond Subaccount (Class B)
DWSI Capital Growth Subaccount (Class B)
DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)

1. ORGANIZATION

DWSII International Subaccount (Class B)
DWSII Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small Mid-Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Aggressive Growth Subaccount (Class II)
LMPVET Appreciation Subaccount (Class I)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)

1. ORGANIZATION

MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Capital Appreciation Subaccount (Class E)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Money Market Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer Bond VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)
Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer Independence VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)

1. ORGANIZATION

The following Subaccounts ceased operations during the year ended December 31, 2007:

AIM V.I. Capital Appreciation Subaccount
Credit Suisse Trust Emerging Markets Subaccount
LMPVPI All Cap Subaccount
LMPVPII Growth and Income Subaccount
LMPVPI Large Cap Growth Subaccount
LMPVPII Aggressive Growth Subaccount
LMPVPI Total Return Subaccount
Lord Abbett Growth and Income Subaccount
Lord Abbett Mid Cap Value Subaccount
MIST Pioneer Mid-Cap Value Subaccount
MSF Western Asset Management High Yield Bond Subaccount
PIMCO VIT Real Return Subaccount
Pioneer America Income VCT Subaccount
Pioneer Equity Opportunity VCT Subaccount
Pioneer Small and Mid Cap Growth VCT Subaccount
Pioneer Value VCT Subaccount
Putnam VT International Equity Subaccount
Putnam VT Small Cap Value Subaccount

The operations of the Subaccounts were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

OLD NAME                                             NEW NAME
--------                                             --------
Legg Mason Partners Variable Multiple Discipline     Legg Mason Partners Variable Capital and Income
   Portfolio - Balanced All Cap Growth and Value        Portfolio
Legg Mason Partners Variable Social Awareness Stock  Legg Mason Partners Variable Social Awareness
   Portfolio                                            Portfolio
Janus Capital Appreciation Portfolio                 Janus Forty Portfolio
Pioneer Growth Shares VCT Portfolio                  Pioneer Independence VCT Portfolio

Mergers:

OLD NAME                                             NEW NAME
--------                                             --------
Legg Mason Partners Variable All Cap Portfolio       Legg Mason Partners Variable Fundamental Value Portfolio
Legg Mason Partners Variable Large Cap Growth        Legg Mason Partners Variable III Large Cap Growth
   Portfolio I                                          Portfolio
Legg Mason Partners Variable Total Return Portfolio  Legg Mason Partners Variable Multiple Discipline
                                                        Portfolio - Balanced All Cap Growth and Value
Legg Mason Partners Variable Aggressive Growth       Legg Mason Partners Variable III Aggressive Growth Portfolio
   Portfolio II
Legg Mason Partners Variable Growth and Income       Legg Mason Partners Variable Appreciation Portfolio
   Portfolio
Pioneer Mid-Cap Value Portfolio                      Lazard Mid-Cap Portfolio
Western Asset Management High Yield Bond Portfolio   BlackRock High Yield Portfolio
Pioneer America Income VCT Portfolio                 Pioneer Bond Fund VCT Portfolio
Pioneer Value VCT Portfolio                          Pioneer Fund VCT Portfolio

1. ORGANIZATION

SUBSTITUTIONS:

OLD NAME                                        NEW NAME
--------                                        --------
AIM V.I. Capital Appreciation Fund              Met/AIM Capital Appreciation Portfolio
Credit Suisse Trust Emerging Markets Portfolio  MFS Emerging Markets Equity Portfolio
Lord Abbett Series Growth and Income Portfolio  Lord Abbett Growth and Income Portfolio
Lord Abbett Series Mid Cap Value Portfolio      Lord Abbett Mid-Cap Value Portfolio
PIMCO VIT Real Return Portfolio                 PIMCO Inflation Protected Bond Portfolio
Putnam VT International Equity Fund             MFS Research International Portfolio
Putnam VT Small Cap Value Fund                  Third Avenue Small Cap Value Portfolio

PORTFOLIO SHARE CLASS EXCHANGE:

OLD PORTFOLIO                                   NEW PORTFOLIOLIO
-------------                                   ----------------
BlackRock Large-Cap Core Portfolio (ClassA)     BlackRock Large-Cap Core Portfolio (ClassE)

LIQUIDATIONS:

Pioneer Equity Opportunity VCT Portfolio
Pioneer Small and Mid Cap Growth VCT Portfolio

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable annuity separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series, or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

2. SIGNIFICANT ACCOUNTING POLICIES

ANNUITY PAYOUTS

Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS

Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The contract owner has the opportunity to transfer funds between Subaccounts within the Separate Account or the fixed account, which is an investment option in the Company's general account.

OTHER RECEIPTS (PAYMENTS)

Included in "other receipts (payments)" in the statements of changes in net assets are primarily contract benefits which have been re-deposited with the Company and distributions for payouts.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values which are recorded as expenses in the accompanying statement of operations:

     MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

     ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

     ENHANCED STEPPED-UP PROVISION -- For an additional charge, the total death benefit payable may be increased based on the earnings in the Contracts.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT -- For an additional charge, the Company will guarantee the periodic return on the investment.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE -- For an additional charge, the Company will guarantee payments for life after certain conditions are met.

     GUARANTEED MINIMUM ACCUMULATION BENEFIT -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

     The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2007:

Mortality and Expense Risk                       1.40% - 1.75%
Administrative                                   0.15%
Enhanced Stepped-Up Provision                    0.20%
Guaranteed Minimum Withdrawal Benefit            0.25% - 1.00%
Guaranteed Minimum Withdrawal Benefit for Life   0.65% - 0.80%
Guaranteed Minimum Accumulation Benefit          0.40% - 0.50%

     The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract administrative charge of $40 is assessed on an annual basis for Contracts with a value of less than 100,000. In addition, most Contracts impose a surrender charge which ranges from 0% to 8% if the contract is partially or fully surrendered within the specified surrender charge period. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets.

Certain investments in various portfolios, series, or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are affiliates of the Company.

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
AIM V.I. Mid Cap Core Equity Subaccount
   (Series II) (Cost $2,626,796)                               197,622    2,855,634       467,503        594,210
AIM V.I. Utilities Subaccount (Series I) (Cost $2,128,291)     113,909    2,730,393       728,933        720,635
AIM V.I. Capital Appreciation Subaccount
   (Series II) (Cost $0) (a)                                        --           --       231,957      6,425,274
Alger American Leveraged AllCap Subaccount
   (Class S) (Cost $2,990,625)                                  74,069    4,041,927     1,610,222        576,054
American Funds Global Growth Subaccount
   (Class 2) (Cost $18,067,887)                                962,865   24,071,615     4,522,465      2,612,560
American Funds Growth-Income Subaccount
   (Class 2) (Cost $39,070,498)                              1,064,559   44,988,255     3,457,747      6,024,548
American Funds Growth Subaccount
   (Class 2) (Cost $44,049,325)                                836,160   55,788,573     6,060,868      7,735,621
Credit Suisse Trust Emerging Markets Subaccount
   (Cost $0) (a)                                                    --           --       165,346      5,442,723
Credit Suisse Trust Global Small Cap Subaccount
   (Cost $580,848)                                              48,629      684,699       136,148        303,737
Dreyfus MidCap Stock Subaccount (Service Shares)
   (Cost $4,789,923)                                           286,972    4,433,720     1,015,116      1,237,105
Dreyfus Socially Responsible Growth Subaccount
   (Service Shares) (Cost $228,996)                              9,248      279,745        20,403         57,361
Dreyfus VIF Appreciation Subaccount
   (Initial Shares) (Cost $1,922,532)                           53,506    2,400,273       106,368        358,093
Dreyfus VIF Developing Leaders Subaccount
   (Initial Shares) (Cost $8,884,396)                          223,841    7,239,029     1,524,519        826,576
DWS VIT Equity 500 Index Subaccount
   (Class 2) (Cost $4,789,510)                                 355,350    5,511,473     1,243,933      1,031,954
DWS VIT RREEF Real Estate Securities Subaccount
   (Class B) (Cost $5,208,028)                                 318,968    5,103,483     1,818,012      1,214,310
DWSI Global Opportunities Subaccount
   (Class B) (Cost $2,941,602)                                 211,292    3,807,476       989,105        568,561
DWSII Balanced Subaccount
   (Class B) (Cost $3,280,266)                                 149,220    3,697,679       181,169        593,778
DWSI Bond Subaccount
   (Class B) (Cost $532,382)                                    75,643      526,477       878,154        492,974
DWSI Capital Growth Subaccount
   (Class B) (Cost $6,672,726)                                 391,147    7,944,200       908,322      1,858,212
DWSI Growth & Income Subaccount
   (Class B) (Cost $5,526,020)                                 568,434    6,122,033       321,486      1,080,938
DWSI Health Care Subaccount
   (Class B) (Cost $2,417,747)                                 200,915    2,893,172       475,780        403,291
DWSII International Subaccount
   (Class B) (Cost $4,327,000)                                 386,717    5,793,025       574,974        780,162
DWSII Strategic Income Subaccount
   (Class B) (Cost $4,592,431)                                 405,333    4,714,018     1,122,088      1,370,904
DWSII Blue Chip Subaccount
   (Class B) (Cost $5,667,329)                                 402,558    5,881,372     2,775,152      2,261,324
DWSII Conservative Allocation Subaccount
   (Class B) (Cost $10,263,791)                                931,464   11,019,224     1,265,724      1,464,132
DWSII Core Fixed Income Subaccount
   (Class B) (Cost $6,677,188)                                 569,382    6,718,704       949,439        466,131
DWSII Davis Venture Value Subaccount
   (Class B) (Cost $8,208,141)                                 700,802   10,210,680     1,452,786      1,208,956
DWSII Dreman High Return Equity Subaccount
   (Class B) (Cost $16,039,123)                              1,216,768   17,533,632     1,744,229      2,660,319

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
DWSII Dreman Small Mid Cap Value Subaccount
   (Class B) (Cost $7,763,884)                                 405,524    8,142,916     1,932,296      1,999,084
DWSII Global Thematic Subaccount
   (Class B) (Cost $4,341,506)                                 317,714    4,975,405     1,788,048        862,392
DWSII Government & Agency Securities Subaccount
   (Class B) (Cost $1,451,436)                                 121,168    1,496,424     3,100,004      3,200,409
DWSII Growth Allocation Subaccount
   (Class B) (Cost $15,715,899)                              1,406,559   17,863,295     1,487,202      2,202,573
DWSII High Income Subaccount
   (Class B) (Cost $5,128,842)                                 632,238    4,937,779     1,227,439      1,570,138
DWSII International Select Equity Subaccount
   (Class B) (Cost $4,976,471)                                 380,793    6,359,240     2,145,265        995,267
DWSII Janus Growth & Income Subaccount
   (Class B) (Cost $1,748,020)                                 179,017    2,243,087       141,595        491,609
DWSII Large Cap Value Subaccount
   (Class B) (Cost $2,553,750)                                 165,542    3,178,408       536,009        449,316
DWSII Mid Cap Growth Subaccount
   (Class B) (Cost $813,775)                                    72,232      964,295       343,149        329,320
DWSII Moderate Allocation Subaccount
   (Class B) (Cost $15,434,855)                              1,403,975   17,240,810     1,865,897      1,932,735
DWSII Money Market Subaccount
   (Class B) (Cost $4,766,123)                               4,766,123    4,766,123     9,749,847      9,886,621
DWSII Small Cap Growth Subaccount
   (Class B) (Cost $2,701,690)                                 213,368    3,151,441       552,959        611,521
DWSII Technology Subaccount
   (Class B) (Cost $1,382,806)                                 146,537    1,543,034       604,442        363,475
DWSII Turner Mid Cap Growth Subaccount
   (Class B) (Cost $2,073,336)                                 210,927    2,585,960       584,890        435,391
Fidelity VIP Contrafund Subaccount
   (Service Class 2) (Cost $26,539,926)                        945,780   25,971,107     8,852,706      2,351,914
Fidelity VIP Dynamic Capital Appreciation Subaccount
   (Service Class 2) (Cost $1,312,397)                         165,320    1,484,573       411,064        412,352
Fidelity VIP Mid Cap Subaccount
   (Service Class 2) (Cost $25,943,086)                        860,831   30,671,393     4,397,684      3,103,392
FTVIPT Franklin Rising Dividends Securities Subaccount
   (Class 2) (Cost $12,486,703)                                700,565   13,499,890     2,477,706      2,554,446
FTVIPT Franklin Small Mid-Cap Growth Securities
   Subaccount (Class 2) (Cost $6,644,180)                      319,947    7,329,984     3,108,901      1,032,722
FTVIPT Templeton Developing Markets Securities
   Subaccount (Class 2) (Cost $11,804,957)                   1,097,833   17,565,342     4,300,851      3,467,409
FTVIPT Templeton Foreign Securities Subaccount
   (Class 2) (Cost $16,473,447)                              1,076,048   21,789,963     4,067,504      3,640,258
Janus Aspen Global Life Sciences Subaccount
   (Service Shares) (Cost $227,373)                             26,745      305,965        75,377         54,355
Janus Aspen Global Technology Subaccount
   (Service Shares) (Cost $2,476,060)                          551,469    2,856,610     1,714,230        106,812
Janus Aspen Worldwide Growth Subaccount
   (Service Shares) (Cost $229,287)                              8,278      289,994        62,248         43,361
LMPVET Aggressive Growth Subaccount
   (Class I) (Cost $7,498,545) (b)                             441,783    7,205,488     8,796,560      1,284,149
LMPVET Aggressive Growth Subaccount
   (Class II) (Cost $7,229,950) (b)                            426,178    6,942,448     7,869,060        628,817
LMPVET Appreciation Subaccount
   (Class I) (Cost $1,735,626) (b)                              62,439    1,645,885     1,914,540        182,465

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
LMPVET Equity Index Subaccount
   (Class II) (Cost $11,493,278)                               390,288   13,109,760     1,377,305      1,522,397
LMPVET Fundamental Value Subaccount
   (Class I) (Cost $5,062,224) (b)                             211,658    4,590,855     5,316,619        251,193
LMPVET Investors Subaccount
   (Class I) (Cost $2,601,036)                                 186,448    3,080,115       194,714        209,190
LMPVET Large Cap Growth Subaccount
   (Class I) (Cost $2,428,610) (b)                             146,990    2,440,026     2,671,822        245,769
LMPVET Small Cap Growth Subaccount
   (Class I) (Cost $4,395,761)                                 327,460    4,921,726       488,240        635,289
LMPVET Social Awareness Subaccount
   (Cost $974,341)                                              40,795    1,016,608       187,633         26,779
LMPVPI All Cap Subaccount (Class I) (Cost $0) (a)                   --           --       271,447      4,816,249
LMPVPI All Cap Subaccount (Class II) (Cost $0) (a)                  --           --        33,341        259,004
LMPVPII Growth and Income Subaccount
   (Class I) (Cost $0) (a)                                          --           --        95,849      1,777,473
LMPVPI Large Cap Growth Subaccount
   (Class I) (Cost $0) (a)                                          --           --        37,865      2,771,192
LMPVPII Aggressive Growth Subaccount
   (Class I) (Cost $0) (a)                                          --           --       187,654      8,967,989
LMPVPII Aggressive Growth Subaccount
   (Class II) (Cost $0) (a)                                         --           --       327,003      7,715,462
LMPVET Capital and Income Subaccount
   (Class II) (Cost $5,556,066) (b)                            385,003    4,785,578     5,929,987        377,285
LMPVIT Adjustable Rate Income Subaccount
   (Cost $2,556,242)                                           254,367    2,424,118       202,749        645,273
LMPVPI Total Return Subaccount
   (Class II) (Cost $0) (a)                                         --           --       357,223      4,747,424
Lord Abbett Growth and Income Subaccount
   (Class VC) (Cost $0) (a)                                          --           --       104,826     15,802,246
Lord Abbett Mid-Cap Value Subaccount
   (Class VC) (Cost $0) (a)                                         --           --        51,049     14,470,403
MIST Batterymarch Mid-Cap Stock Subaccount
   (Class A) (Cost $5,850,617)                                 293,272    5,296,486       990,766        579,530
MIST BlackRock High Yield Subaccount
   (Class A) (Cost $11,934,432)                              1,423,152   11,726,776     8,494,567      1,507,108
MIST BlackRock Large-Cap Core Subaccount
   (Class E) (Cost $4,213,711) (b)                             384,145    4,252,489     5,261,150      1,063,173
MIST BlackRock Large-Cap Core Subaccount
   (Class A) (Cost $0) (a)                                          --           --       366,888      5,201,278
MIST Dreman Small-Cap Value Subaccount
   (Class A) (Cost $500,293)                                    36,778      499,083       447,523        308,831
MIST Harris Oakmark International Subaccount
   (Class A) (Cost $7,449,747)                                 418,145    7,221,372     3,183,797      1,453,779
MIST Janus Forty Subaccount
   (Class A) (Cost $9,352,334)                                 126,623   10,612,239     2,360,774      1,023,928
MIST Lazard Mid-Cap Subaccount
   (Class B) (Cost $484,603) (b)                                35,538      430,006       510,219         24,414
MIST Legg Mason Partners Managed Assets
   Subaccount (Class A) (Cost $4,322,000)                      255,211    4,379,421       601,925        327,365
MIST Lord Abbett Bond Debenture Subaccount
   (Class A) (Cost $3,783,995)                                 315,787    3,988,384       937,368      1,026,407
MIST Lord Abbett Growth and Income Subaccount
   (Class B) (Cost $27,796,760)                                993,830   28,512,995    16,934,987      3,409,546

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
MIST Lord Abbett Mid-Cap Value Subaccount
   (Class B) (Cost $13,518,861)                                630,360   12,279,411    14,914,867      1,405,604
MIST Met/AIM Capital Appreciation Subaccount
   (Class A) (Cost $2,916,053)                                 239,984    2,899,011       123,272        299,901
MIST Met/AIM Capital Appreciation Subaccount
   (Class E) (Cost $6,523,175) (b)                             570,040    6,777,774     7,227,851        715,009
MIST Met/AIM Small Cap Growth Subaccount
   (Class A) (Cost $431,505)                                    29,573      439,458       441,525        205,055
MIST MFS Emerging Markets Equity Subaccount
   (Class A) (Cost $4,880,371) (b)                             418,602    6,019,504     5,738,288        966,128
MIST MFS Research International Subaccount
   (Class B) (Cost $1,970,586) (b)                             142,192    2,036,191     2,042,873         74,293
MIST MFS Value Subaccount
   (Class A) (Cost $8,449,486)                                 612,890    9,217,868     1,951,003      1,283,386
MIST Neuberger Berman Real Estate Subaccount
   (Class A) (Cost $13,939,422)                                921,826   12,979,313     2,874,787      3,877,052
MIST Oppenheimer Capital Appreciation Subaccount
   (Class B) (Cost $6,307,392)                                 690,760    6,810,890     1,867,621      1,070,737
MIST PIMCO Inflation Protected Bond Subaccount
   (Class A) (Cost $11,168,410) (b)                          1,092,954   11,978,775    12,280,476      1,136,168
MIST Pioneer Fund Subaccount
   (Class A) (Cost $986,031)                                    71,976    1,096,201       156,126        488,589
MIST Pioneer Mid-Cap Value Subaccount
   (Class A) (Cost $0) (a)                                          --           --        79,074        524,058
MIST Pioneer Strategic Income Subaccount
   (Class A) (Cost $9,116,299)                                 957,927    9,598,429       956,618      1,079,406
MIST Third Avenue Small Cap Value Subaccount
   (Class B) (Cost $25,461,732)                              1,490,631   23,373,093    17,364,562      3,518,511
MSF BlackRock Aggressive Growth Subaccount
   (Class D) (Cost $4,944,278)                                 203,029    5,818,822       583,550        627,946
MSF BlackRock Bond Income Subaccount
   (Class A) (Cost $7,864,278)                                  75,662    8,452,200       883,451        863,688
MSF BlackRock Money Market Subaccount
   (Class A) (Cost $34,542,169)                                345,420   34,542,169    28,574,018     17,020,448
MSF FI Large Cap Subaccount
   (Class A) (Cost $4,580,617)                                 310,767    4,555,852       450,542        619,244
MSF FI Value Leaders Subaccount
   (Class D) (Cost $11,340,999)                                 56,588   11,078,851     1,715,953      1,074,158
MSF MetLife Aggressive Allocation Subaccount
   (Class B) (Cost $1,933,243)                                 163,242    2,058,480       606,889        248,786
MSF MetLife Conservative Allocation Subaccount
   (Class B) (Cost $2,590,480)                                 251,783    2,799,822       902,008        921,992
MSF MetLife Conservative to Moderate Allocation
   Subaccount (Class B) (Cost $3,780,946)                      341,739    3,940,255     3,363,178      1,461,939
MSF MetLife Moderate Allocation Subaccount
   (Class B) (Cost $11,605,056)                              1,057,383   12,646,298     2,534,493      1,489,802
MSF MetLife Moderate to Aggressive Allocation
   Subaccount (Class B) (Cost $6,163,439)                      539,200    6,675,290     1,968,207      2,708,040
MSF MFS Total Return Subaccount
   (Class B) (Cost $5,284,670)                                  35,843    5,485,040     1,878,473        521,109
MSF MFS Total Return Subaccount
   (Class F) (Cost $31,418,813)                                217,215   33,331,699     2,913,970      3,618,006
MSF Oppenheimer Global Equity Subaccount
   (Class B) (Cost $30,232,981)                              1,908,148   33,278,095     2,326,141      5,586,653

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
MSF T. Rowe Price Large Cap Growth Subaccount
   (Class B) (Cost $2,371,380)                                 166,501    2,730,610       265,855        250,141
MSF Western Asset Management High Yield Bond
   Subaccount (Class A) (Cost $0) (a)                               --           --     1,134,308      7,953,467
MSF Western Asset Management U.S. Government
   Subaccount (Class A) (Cost $5,621,668)                      474,742    5,929,526       771,086      1,281,688
PIMCO VIT Real Return Subaccount
   (Administrative Class) (Cost $0) (a)                             --           --       555,292     11,973,789
PIMCO VIT Total Return Subaccount
   (Administrative Class) (Cost $26,818,099)                 2,576,340   27,025,149     2,707,246      2,811,138
Pioneer America Income VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     3,836,126     12,540,940
Pioneer Bond VCT Subaccount
   (Class II) (Cost $9,639,907) (d)                            893,128    9,708,191     9,904,035        264,783
Pioneer Cullen Value VCT Subaccount
   (Class II) (Cost $7,434,146)                                609,277    8,261,796     3,097,274        549,345
Pioneer Emerging Markets VCT Subaccount
   (Class II) (Cost $10,523,440)                               382,496   16,569,716     4,344,911      1,922,275
Pioneer Equity Income VCT Subaccount
   (Class II) (Cost $11,508,088)                               521,843   12,466,829     3,307,595      2,016,416
Pioneer Equity Opportunity VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --       921,575      1,107,836
Pioneer Fund VCT Subaccount
   (Class II) (Cost $14,608,360)                               645,106   16,553,420     7,434,591      1,252,158
Pioneer Global High Yield VCT Subaccount
   (Class II) (Cost $5,482,688)                                534,671    5,154,571     2,704,642        669,347
Pioneer High Yield VCT Subaccount
   (Class II) (Cost $13,622,025)                             1,224,753   13,521,455     7,205,719      8,584,369
Pioneer Ibbotson Aggressive Allocation VCT Subaccount
   (Class II) (Cost $5,125,520)                                440,713    5,526,540     1,361,739        259,353
Pioneer Ibbotson Growth Allocation VCT Subaccount
   (Class II) (Cost $105,046,041)                            8,917,158  110,661,932    47,957,674      3,881,577
Pioneer Ibbotson Moderate Allocation VCT Subaccount
   (Class II) (Cost $53,544,719)                             4,712,892   56,554,705    21,836,322      4,438,636
Pioneer Independence VCT Subaccount
   (Class II) (Cost $1,944,740)                                148,638    2,297,936       639,208        277,745
Pioneer International Value VCT Subaccount
   (Class II) (Cost $4,861,347)                                311,690    5,797,434     2,183,464      1,279,250
Pioneer Mid Cap Value VCT Subaccount
   (Class II) (Cost $12,771,072)                               597,147   11,423,418     4,073,375      2,346,082
Pioneer Oak Ridge Large Cap Growth VCT Subaccount
   (Class II) (Cost $5,330,785)                                463,309    6,041,552     1,318,227      1,414,801
Pioneer Real Estate Shares VCT Subaccount
   (Class II) (Cost $8,686,228)                                332,020    7,785,868     3,129,909      3,143,310
Pioneer Small and Mid Cap Growth VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     1,302,303      3,360,499
Pioneer Small Cap Value VCT Subaccount
   (Class II) (Cost $8,166,182)                                537,895    6,895,810     3,048,226      1,493,412
Pioneer Strategic Income VCT Subaccount
   (Class II) (Cost $22,496,042)                             2,070,700   22,425,511     5,482,330      2,594,109
Pioneer Value VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     1,177,973      6,745,637
Putnam VT International Equity Subaccount
   (Class IB) (Cost $0) (a)                                         --           --       108,666        785,626

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
Putnam VT Small Cap Value Subaccount
   (Class IB) (Cost $0) (a)                                         --           --     1,781,210     16,109,776
Van Kampen LIT Comstock Subaccount
   (Class II) (Cost $12,026,098)                               914,004   12,613,255     1,468,063      2,527,773
Van Kampen LIT Enterprise Subaccount
   (Class II) (Cost $138,627)                                   10,870      189,891         4,344         10,881

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

5. FINANCIAL HIGHLIGHTS

The following is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007.

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
AIM V.I. Mid Cap Core Equity               2007  1,764 1.280 - 1.728     2,855       0.05        1.55 - 2.60         6.40 - 7.60
   Subaccount (Series II)                  2006  1,823 1.203 - 1.606     2,776       0.73        1.55 - 2.60         3.21 - 9.25
                                           2005  1,720 1.112 - 1.470     2,462       0.34        1.55 - 2.60         4.60 - 5.68
                                           2004  1,071 1.067 - 1.391     1,478       0.05        1.55 - 2.50        0.40 - 11.82
                                           2003    204 1.240 - 1.244       253         --        1.55 - 2.10        2.73 - 10.78

AIM V.I. Utilities                         2007  1,270 1.594 - 2.195     2,730       1.94        1.55 - 2.60        8.89 - 18.78
   Subaccount (Series I)                   2006  1,342 1.356 - 1.848     2,436       3.78        1.55 - 2.60       22.27 - 23.53
                                           2005  1,223 1.109 - 1.496     1,802       3.16        1.55 - 2.60      (4.01) - 15.08
                                           2004    525 1.201 - 1.300       677       1.03        1.55 - 2.45       15.48 - 21.44
                                           2003     67 1.064 - 1.068        71       1.93        1.70 - 2.30        6.29 - 12.00

AIM V.I. Capital Appreciation              2007     -- 1.223 - 1.527        --         --        1.55 - 2.60         6.16 - 6.63
   Subaccount (Series II) (a)              2006  4,167 1.152 - 1.432     5,783         --        1.55 - 2.60         3.41 - 4.45
                                           2005  3,728 1.114 - 1.371     5,008         --        1.55 - 2.60        5.79 - 15.98
                                           2004  2,380 1.053 - 1.283     3,034         --        1.55 - 2.60      (0.17) - 12.70
                                           2003     76 1.221 - 1.225        93         --        1.55 - 2.10       (0.16) - 8.99

Alger American Leveraged AllCap            2007  2,017 1.713 - 2.061     4,041         --        1.55 - 2.65      (1.42) - 31.11
   Subaccount (Class S)                    2006  1,428 1.319 - 1.572     2,198         --        1.55 - 2.55       11.13 - 17.14
                                           2005    967 1.138 - 1.342     1,272         --        1.55 - 2.55        7.67 - 18.75
                                           2004    505 1.067 - 1.194       596         --        1.55 - 2.45         2.25 - 6.13
                                           2003     82 1.120 - 1.123        92         --        1.70 - 2.10       (0.09) - 1.73

American Funds Global Growth               2007 11,775 1.622 - 2.221    24,068       2.73        1.55 - 2.60       11.86 - 13.09
   Subaccount (Class 2)                    2006 11,328 1.450 - 1.964    20,624       0.87        1.55 - 2.60       17.31 - 18.53
                                           2005  9,664 1.236 - 1.657    15,033       0.67        1.55 - 2.60       11.15 - 13.63
                                           2004  4,145 1.112 - 1.475     6,038       0.21        1.55 - 2.60        7.00 - 15.54
                                           2003    126 1.313 - 1.320       166       0.01        1.55 - 2.30        5.55 - 20.27

American Funds Growth-Income               2007 28,911 1.260 - 1.670    44,981       1.47        1.55 - 2.60         2.36 - 3.47
   Subaccount (Class 2)                    2006 31,310 1.231 - 1.614    47,376       1.58        1.55 - 2.60       12.22 - 13.42
                                           2005 29,868 1.097 - 1.423    40,223       1.66        1.55 - 2.60         1.72 - 4.17
                                           2004 12,151 1.063 - 1.366    16,338       2.20        1.55 - 2.60        3.46 - 11.03
                                           2003    296 1.249 - 1.257       371       2.55        1.55 - 2.50        6.26 - 15.31

American Funds Growth                      2007 31,127 1.443 - 1.916    55,780       0.76        1.55 - 2.60        9.48 - 10.62
   Subaccount (Class 2)                    2006 33,890 1.318 - 1.732    55,144       0.80        1.55 - 2.60         7.33 - 8.52
                                           2005 32,712 1.228 - 1.596    49,587       0.83        1.55 - 2.60        6.98 - 14.41
                                           2004 13,782 1.084 - 1.395    19,011       0.39        1.55 - 2.60        7.86 - 17.62
                                           2003    379 1.251 - 1.259       476       0.33        1.55 - 2.50        3.55 - 14.08

Credit Suisse Trust Emerging Markets       2007     -- 1.640 - 2.801        --         --        1.55 - 2.65         4.39 - 4.79
   Subaccount (a)                          2006  2,017 1.570 - 2.673     5,065       0.55        1.55 - 2.65       29.03 - 30.45
                                           2005  1,918 1.215 - 2.049     3,679       0.85        1.55 - 2.65        8.00 - 30.59
                                           2004    614 1.163 - 1.626       949       0.39        1.55 - 2.50       11.80 - 23.60
                                           2003     61 1.318 - 1.321        80         --        1.70 - 2.10         4.27 - 7.05

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Credit Suisse Trust Global Small Cap       2007    423 1.317 - 1.738       685         --        1.55 - 2.65     (6.46) - (5.44)
   Subaccount                              2006    504 1.408 - 1.838       883         --        1.55 - 2.65       10.26 - 12.60
                                           2005    447 1.277 - 1.649       697         --        1.55 - 2.65        8.91 - 18.65
                                           2004    295 1.131 - 1.442       417         --        1.55 - 2.45        0.99 - 18.31
                                           2003     11 1.237 - 1.240        13         --        1.70 - 2.10       (0.16) - 6.26

Dreyfus MidCap Stock                       2007  3,080 1.109 - 1.499     4,433       0.30        1.55 - 2.65     (1.29) - (0.20)
   Subaccount (Service Shares)             2006  3,562 1.122 - 1.502     5,177       0.17        1.55 - 2.65         4.91 - 6.00
                                           2005  3,582 1.069 - 1.417     4,927         --        1.55 - 2.65      (1.00) - 12.43
                                           2004  2,376 1.114 - 1.321     3,082       0.38        1.55 - 2.65        4.18 - 19.40
                                           2003    224 1.168 - 1.173       263       0.32        1.70 - 2.50        1.30 - 14.47

Dreyfus Socially Responsible Growth        2007    213 1.165 - 1.360       280       0.27        1.55 - 2.65         4.67 - 5.84
   Subaccount (Service Shares)             2006    239 1.113 - 1.285       297         --        1.55 - 2.65         6.10 - 7.35
                                           2005    244 1.049 - 1.197       283       0.22        1.55 - 2.65         1.20 - 6.78
                                           2004     66 1.167 - 1.174        77       0.12        1.70 - 2.10         2.01 - 4.17
                                           2003     64 1.125 - 1.127        72         --        1.70 - 1.95         2.83 - 6.12

Dreyfus VIF Appreciation                   2007  1,683 1.239 - 1.506     2,400       1.56        1.55 - 2.50         4.50 - 5.46
   Subaccount (Initial Shares)             2006  1,850 1.185 - 1.428     2,519       1.56        1.55 - 2.50       13.59 - 14.70
                                           2005  1,820 1.042 - 1.245     2,177       0.01        1.55 - 2.50         1.76 - 2.72
                                           2004    874 1.022 - 1.212     1,048       3.31        1.55 - 2.50         2.02 - 5.46
                                           2003    123 1.167 - 1.170       144       1.57        1.70 - 2.15        4.93 - 10.30

Dreyfus VIF Developing Leaders             2007  5,952 0.986 - 1.313     7,238       0.75        1.55 - 2.60   (13.36) - (12.41)
   Subaccount (Initial Shares)             2006  6,138 1.138 - 1.499     8,580       0.40        1.55 - 2.60         1.07 - 2.18
                                           2005  5,911 1.126 - 1.467     8,236         --        1.55 - 2.60         2.35 - 4.19
                                           2004  2,867 1.093 - 1.408     3,977       0.44        1.55 - 2.50        7.85 - 16.61
                                           2003     98 1.276 - 1.285       125       0.04        1.55 - 2.50      (0.47) - 14.12

DWS VIT Equity 500 Index                   2007  4,714 1.155 - 1.179     5,511       1.14        1.55 - 2.45         2.30 - 3.24
   Subaccount (Class 2)                    2006  4,482 1.129 - 1.142     5,093       0.80        1.55 - 2.45        3.57 - 13.41
                                           2005  4,582 1.004 - 1.007     4,608         --        1.55 - 2.45         0.40 - 0.70

DWS VIT RREEF Real Estate Securities       2007  2,881 1.426 - 1.830     5,103       0.86        1.55 - 2.65   (18.51) - (17.64)
   Subaccount (Class B)                    2006  2,994 1.750 - 2.222     6,472         --        1.55 - 2.65       33.49 - 34.99
                                           2005  3,081 1.311 - 1.646     4,952       2.59        1.55 - 2.65      (1.69) - 17.37
                                           2004  2,085 1.211 - 1.501     3,104       0.29        1.55 - 2.50        1.92 - 35.53
                                           2003    217 1.163 - 1.165       252         --        1.70 - 2.10        9.91 - 13.67

DWSI Global Opportunities                  2007  1,780 1.722 - 2.278     3,807       1.00        1.55 - 2.65         6.08 - 7.25
   Subaccount (Class B)                    2006  1,696 1.619 - 2.124     3,375       0.93        1.55 - 2.50       18.87 - 20.00
                                           2005  1,726 1.361 - 1.770     2,877       0.33        1.55 - 2.50        3.71 - 16.22
                                           2004    826 1.195 - 1.523     1,225         --        1.55 - 2.50        2.72 - 20.75
                                           2003     63 1.252 - 1.253        79         --        1.95 - 2.10        7.19 - 11.79

DWSII Balanced                             2007  2,997 1.143 - 1.269     3,697       2.97        1.55 - 2.50         1.84 - 2.75
   Subaccount (Class B)                    2006  3,359 1.122 - 1.235     4,050       2.19        1.55 - 2.50         5.97 - 8.14
                                           2005  3,989 1.047 - 1.142     4,471       1.82        1.55 - 2.50         0.48 - 4.74
                                           2004  2,374 1.032 - 1.116     2,622       0.47        1.55 - 2.50         2.23 - 5.55
                                           2003     40 1.062 - 1.065        43         --        1.70 - 2.10         0.09 - 5.14

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSI Bond                                  2007    508 1.024 - 1.047       526       6.28        1.55 - 2.40         0.39 - 2.25
   Subaccount (Class B)                    2006    164 1.011 - 1.024       167       3.60        1.55 - 2.40         1.81 - 2.71
                                           2005     52 0.993 - 0.997        51         --        1.55 - 2.40       (1.00) - 0.91

DWSI Capital Growth                        2007  5,507 1.228 - 1.488     7,943       0.26        1.55 - 2.65      (1.15) - 10.47
   Subaccount (Class B)                    2006  6,117 1.123 - 1.347     8,019       0.20        1.55 - 2.65       (0.46) - 6.48
                                           2005  3,509 1.100 - 1.265     4,338       0.22        1.55 - 2.65        3.48 - 11.97
                                           2004    792 1.055 - 1.184       929       0.08        1.55 - 2.45         3.27 - 5.73
                                           2003     66 1.114 - 1.117        74         --        1.70 - 2.10        2.76 - 10.19

DWSI Growth & Income                       2007  4,547 1.124 - 1.411     6,121       0.87        1.55 - 2.65     (1.71) - (0.56)
   Subaccount (Class B)                    2006  5,105 1.142 - 1.419     6,944       0.56        1.55 - 2.65        0.83 - 11.56
                                           2005  3,621 1.106 - 1.272     4,463       0.86        1.55 - 2.65         3.07 - 9.45
                                           2004  2,537 1.080 - 1.222     3,053       0.16        1.55 - 2.50        1.60 - 10.43
                                           2003    102 1.127 - 1.129       115         --        1.70 - 2.10         4.83 - 9.41

DWSI Health Care                           2007  2,035 1.222 - 1.490     2,893         --        1.55 - 2.65        9.88 - 11.11
   Subaccount (Class B)                    2006  2,070 1.110 - 1.341     2,653         --        1.55 - 2.65         1.37 - 4.20
                                           2005  2,153 1.077 - 1.287     2,657         --        1.55 - 2.65         0.00 - 8.95
                                           2004  1,239 1.037 - 1.210     1,477         --        1.55 - 2.65       (1.95) - 7.57
                                           2003    101 1.122 - 1.123       113         --        1.95 - 2.10         7.06 - 7.57

DWSII International                        2007  2,826 1.739 - 2.151     5,792       1.99        1.55 - 2.65       11.26 - 12.50
   Subaccount (Class B)                    2006  2,931 1.563 - 1.912     5,373       1.60        1.55 - 2.65        2.54 - 23.51
                                           2005  1,833 1.280 - 1.548     2,772       1.25        1.55 - 2.65        3.79 - 17.79
                                           2004  1,332 1.137 - 1.359     1,788       0.37        1.55 - 2.50        3.22 - 15.28
                                           2003     53 1.184 - 1.185        62         --        1.90 - 2.10        9.33 - 15.61

DWSII Strategic Income                     2007  4,106 1.120 - 1.207     4,713       5.81        1.55 - 2.65         2.25 - 3.45
   Subaccount (Class B)                    2006  4,484 1.093 - 1.173     5,005       4.22        1.55 - 2.65         5.92 - 7.10
                                           2005  4,407 1.031 - 1.100     4,617       6.60        1.55 - 2.65       (1.00) - 0.83
                                           2004  2,492 1.037 - 1.058     2,605         --        1.55 - 2.65        1.65 - 10.64
                                           2003    268 0.983 - 0.985       263         --        1.95 - 2.30         2.50 - 3.69

DWSII Blue Chip                            2007  3,729 1.326 - 1.639     5,880       0.68        1.55 - 2.65         0.45 - 1.55
   Subaccount (Class B)                    2006  3,736 1.316 - 1.614     5,850       0.47        1.55 - 2.65       12.15 - 13.42
                                           2005  3,865 1.171 - 1.423     5,358       0.49        1.55 - 2.65         4.28 - 8.38
                                           2004  2,316 1.109 - 1.318     3,006       0.04        1.55 - 2.65        1.56 - 14.41
                                           2003    113 1.155 - 1.156       131         --        1.90 - 2.10        5.19 - 15.48

DWSII Conservative Allocation              2007  9,308 1.099 - 1.203    11,017       1.99        1.55 - 2.55         2.04 - 3.08
   Subaccount (Class B)                    2006  9,737 1.077 - 1.167    11,228       1.02        1.55 - 2.55         6.11 - 7.16
                                           2005  6,416 1.015 - 1.089     6,925         --        1.55 - 2.55         1.12 - 3.35
                                           2004  2,298 1.056 - 1.060     2,431         --        1.55 - 2.45         1.54 - 4.75

DWSII Core Fixed Income                    2007  6,432 1.007 - 1.077     6,718       3.83        1.55 - 2.65         0.30 - 2.11
   Subaccount (Class B)                    2006  6,082 0.997 - 1.060     6,243       3.26        1.55 - 2.65         1.22 - 2.36
                                           2005  6,450 0.985 - 1.041     6,499       3.03        1.55 - 2.65       (1.70) - 0.78
                                           2004  5,115 0.993 - 1.015     5,159       0.48        1.55 - 2.65         0.20 - 3.86
                                           2003    189 0.986 - 0.990       186         --        1.70 - 2.30         1.12 - 3.02

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Davis Venture Value                  2007  6,710 1.281 - 1.581    10,209       0.32        1.55 - 2.65         1.43 - 2.53
   Subaccount (Class B)                    2006  6,525 1.263 - 1.542     9,723       0.26        1.55 - 2.65       11.38 - 12.64
                                           2005  6,219 1.134 - 1.369     8,265       0.34        1.55 - 2.65         2.89 - 8.00
                                           2004  4,121 1.068 - 1.273     5,180       0.01        1.55 - 2.50         1.94 - 9.48
                                           2003    185 1.156 - 1.160       214         --        1.70 - 2.30        5.65 - 16.06

DWSII Dreman High Return Equity            2007 11,712 1.138 - 1.547    17,531       1.06        1.55 - 2.65     (4.77) - (3.67)
   Subaccount (Class B)                    2006 12,289 1.194 - 1.606    19,166       1.21        1.55 - 2.65       15.11 - 16.40
                                           2005  8,634 1.036 - 1.380    11,585       1.11        1.55 - 2.65         1.07 - 6.28
                                           2004  4,520 1.113 - 1.304     5,841       0.28        1.55 - 2.65        3.20 - 14.51
                                           2003    182 1.159 - 1.164       212         --        1.70 - 2.50        5.63 - 19.06

DWSII Dreman Small Mid Cap Value           2007  4,202 1.306 - 2.067     8,142       0.59        1.55 - 2.65       (0.07) - 1.13
   Subaccount (Class B)                    2006  4,783 1.305 - 2.044     9,263       0.38        1.55 - 2.65       21.35 - 22.62
                                           2005  4,743 1.075 - 1.667     7,470       0.30        1.55 - 2.65       (0.87) - 9.34
                                           2004  2,539 1.165 - 1.542     3,800       0.17        1.55 - 2.65        2.35 - 23.90
                                           2003    201 1.244 - 1.246       250         --        1.70 - 2.10        9.60 - 20.66

DWSII Global Thematic                      2007  2,430 1.540 - 2.137     4,975       0.24        1.55 - 2.60         3.15 - 4.24
   Subaccount (Class B)                    2006  2,262 1.493 - 2.050     4,473       0.18        1.55 - 2.60       11.58 - 27.65
                                           2005  1,912 1.343 - 1.606     2,960         --        1.55 - 2.60       10.48 - 21.70
                                           2004  1,176 1.123 - 1.332     1,532       0.44        1.55 - 2.50        2.72 - 18.68
                                           2003    109 1.179 - 1.180       128         --        1.95 - 2.10         7.08 - 8.16

DWSII Government & Agency Securities       2007  1,408 1.032 - 1.089     1,496       4.15        1.55 - 2.65         2.69 - 3.93
   Subaccount (Class B)                    2006  1,537 1.005 - 1.054     1,581       3.22        1.55 - 2.65         1.11 - 2.15
                                           2005  1,466 0.994 - 1.037     1,481       3.53        1.55 - 2.65       (0.40) - 0.98
                                           2004  1,224 0.998 - 1.015     1,234       0.84        1.55 - 2.65       (0.20) - 2.54
                                           2003    182         0.995       181         --        1.95 - 2.10       (0.30) - 2.05

DWSII Growth Allocation                    2007 13,744 1.171 - 1.320    17,860       1.96        1.55 - 2.55         2.90 - 3.94
   Subaccount (Class B)                    2006 15,021 1.138 - 1.270    18,857       0.79        1.55 - 2.55        9.85 - 10.92
                                           2005 15,355 1.036 - 1.145    17,467         --        1.55 - 2.55       (0.09) - 8.13
                                           2004  4,429 1.094 - 1.097     4,852         --        1.55 - 2.30         0.64 - 7.78

DWSII High Income                          2007  3,876 1.048 - 1.319     4,937       7.46        1.55 - 2.65     (2.14) - (1.05)
   Subaccount (Class B)                    2006  4,372 1.070 - 1.333     5,671       7.05        1.55 - 2.65         7.25 - 8.46
                                           2005  4,575 0.997 - 1.229     5,497       8.44        1.55 - 2.65         0.17 - 2.47
                                           2004  2,742 1.082 - 1.207     3,274       1.96        1.55 - 2.65        1.01 - 10.25
                                           2003    186 1.088 - 1.093       202         --        1.70 - 2.50        4.50 - 10.86

DWSII International Select Equity          2007  2,994 1.545 - 2.224     6,358       2.15        1.55 - 2.65       13.14 - 14.40
   Subaccount (Class B)                    2006  2,721 1.364 - 1.944     5,021       1.61        1.55 - 2.65       21.80 - 23.12
                                           2005  2,731 1.119 - 1.579     4,097       2.29        1.55 - 2.65        2.68 - 15.80
                                           2004  1,580 1.150 - 1.407     2,192       0.11        1.55 - 2.50        2.88 - 22.00
                                           2003     68 1.206 - 1.210        82         --        1.95 - 2.50        6.35 - 20.40

DWSII Janus Growth & Income                2007  1,543 1.193 - 1.501     2,243       0.21        1.55 - 2.65         3.42 - 4.60
   Subaccount (Class B)                    2006  1,762 1.152 - 1.435     2,458       0.24        1.55 - 2.65         2.89 - 6.30
                                           2005  1,755 1.095 - 1.350     2,314         --        1.55 - 2.65        4.16 - 10.02
                                           2004  1,146 1.099 - 1.227     1,383         --        1.55 - 2.65        4.35 - 13.58
                                           2003    204 1.116 - 1.121       229         --        1.70 - 2.50        6.08 - 11.23

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Large Cap Value                      2007  2,093 1.311 - 1.581     3,178       1.30        1.55 - 2.65        9.80 - 11.03
   Subaccount (Class B)                    2006  2,093 1.104 - 1.424     2,876       1.17        1.55 - 2.65       11.90 - 13.20
                                           2005  2,178 0.985 - 1.258     2,650       1.42        1.55 - 2.65       (1.10) - 1.52
                                           2004  1,853 1.078 - 1.258     2,291       0.23        1.55 - 2.65         1.55 - 9.81
                                           2003    122 1.159 - 1.164       142         --        1.70 - 2.50        8.22 - 15.26

DWSII Mid Cap Growth                       2007    635 1.327 - 1.555       964         --        1.55 - 2.45         5.32 - 6.29
   Subaccount (Class B)                    2006    620 1.260 - 1.463       888         --        1.55 - 2.45        3.35 - 12.95
                                           2005    536 1.168 - 1.344       705         --        1.55 - 2.45        5.69 - 12.85
                                           2004    413 1.044 - 1.191       486         --        1.55 - 2.45        0.94 - 16.70
                                           2003     17         1.164        19         --               2.10              (0.26)

DWSII Moderate Allocation                  2007 13,894 1.135 - 1.260    17,238       2.22        1.55 - 2.55         2.44 - 3.45
   Subaccount (Class B)                    2006 14,481 1.108 - 1.218    17,442       0.87        1.55 - 2.55         8.10 - 9.24
                                           2005 14,106 1.025 - 1.115    15,627         --        1.55 - 2.55         2.60 - 5.84
                                           2004  4,088 1.075 - 1.078     4,398         --        1.55 - 2.30         1.42 - 6.22

DWSII Money Market                         2007  4,611 1.012 - 1.047     4,765       4.40        1.55 - 2.55         0.79 - 2.95
   Subaccount (Class B)                    2006  4,882 0.990 - 1.017     4,920       4.19        1.55 - 2.55         1.60 - 2.62
                                           2005  3,008 0.972 - 1.000     2,965       2.52        1.55 - 2.55         0.10 - 0.92
                                           2004  2,361 0.971 - 0.987     2,311       0.61        1.55 - 2.30     (1.52) - (0.40)
                                           2003    290 0.989 - 0.992       288       0.10        1.55 - 2.10     (0.50) - (0.20)

DWSII Small Cap Growth                     2007  2,345 1.093 - 1.396     3,151         --        1.55 - 2.65         3.01 - 4.18
   Subaccount (Class B)                    2006  2,352 1.060 - 1.340     3,043         --        1.55 - 2.65         1.99 - 3.24
                                           2005  2,131 1.037 - 1.298     2,688         --        1.55 - 2.65      (0.36) - 11.53
                                           2004    970 1.064 - 1.235     1,185         --        1.55 - 2.65        0.49 - 22.16
                                           2003     87 1.132 - 1.133        98         --        1.90 - 2.10         0.27 - 8.21

DWSII Technology                           2007  1,159 1.138 - 1.372     1,543         --        1.55 - 2.65      (3.20) - 12.09
   Subaccount (Class B)                    2006  1,004 1.025 - 1.224     1,192         --        1.55 - 2.65     (7.55) - (1.13)
                                           2005  1,127 1.045 - 1.238     1,363       0.12        1.55 - 2.65        0.58 - 15.49
                                           2004    818 1.043 - 1.217       976         --        1.55 - 2.65      (0.66) - 13.62
                                           2003    114 1.215 - 1.217       139         --        1.70 - 2.10        3.58 - 15.48

DWSII Turner Mid Cap Growth                2007  1,456 1.374 - 1.869     2,586         --        1.55 - 2.65        0.73 - 23.20
   Subaccount (Class B)                    2006  1,459 1.127 - 1.517     2,114         --        1.55 - 2.65       (6.86) - 4.62
                                           2005  1,467 1.187 - 1.450     2,052         --        1.55 - 2.65        4.62 - 12.38
                                           2004  1,107 1.097 - 1.324     1,451         --        1.55 - 2.50        6.10 - 12.71
                                           2003     92 1.210 - 1.213       111         --        1.95 - 2.30        2.36 - 16.01

Fidelity VIP Contrafund                    2007 13,481 1.559 - 2.046    25,967       0.78        1.55 - 2.60        1.63 - 15.46
   Subaccount (Service Class 2)            2006 13,276 1.364 - 1.772    22,196       1.00        1.55 - 2.60         8.51 - 9.72
                                           2005 11,559 1.257 - 1.615    17,783       0.08        1.55 - 2.60       11.70 - 17.26
                                           2004  4,082 1.107 - 1.406     5,658       0.03        1.55 - 2.50        5.13 - 16.00
                                           2003     98 1.234 - 1.240       121         --        1.55 - 2.30        0.24 - 16.70

Fidelity VIP Dynamic Capital Appreciation  2007    913 1.436 - 1.654     1,484       0.10        1.55 - 2.50         4.08 - 5.08
   Subaccount (Service Class 2)            2006    988 1.373 - 1.574     1,533       0.24        1.55 - 2.50       10.95 - 12.03
                                           2005  1,020 1.232 - 1.405     1,417         --        1.55 - 2.50       17.70 - 26.48
                                           2004    387 1.042 - 1.182       454         --        1.55 - 2.50      (0.85) - 16.29
                                           2003    115 1.181 - 1.185       136         --        1.55 - 2.10         3.32 - 7.36

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Fidelity VIP Mid Cap                       2007 13,188 1.734 - 2.529    30,667       0.49        1.55 - 2.60       12.38 - 13.56
   Subaccount (Service Class 2)            2006 13,669 1.543 - 2.227    27,993       0.17        1.55 - 2.60        9.51 - 10.63
                                           2005 12,662 1.409 - 2.013    23,741         --        1.55 - 2.60       14.37 - 16.22
                                           2004  4,744 1.227 - 1.732     8,105         --        1.55 - 2.50       14.03 - 25.97
                                           2003    135 1.402 - 1.411       190         --        1.55 - 2.50        5.22 - 12.57

FTVIPT Franklin Rising Dividends           2007  9,440 1.168 - 1.495    13,498       2.39        1.55 - 2.60     (5.19) - (4.23)
   Securities Subaccount (Class 2)         2006  9,632 1.232 - 1.561    14,539       1.05        1.55 - 2.60       14.18 - 15.37
                                           2005  8,404 1.079 - 1.353    11,153       0.90        1.55 - 2.60       (0.31) - 4.84
                                           2004  4,561 1.074 - 1.329     6,023       0.26        1.55 - 2.50        0.40 - 12.39
                                           2003     68 1.211 - 1.216        82         --        1.55 - 2.10        1.68 - 13.22

FTVIPT Franklin Small Mid-Cap Growth       2007  4,323 1.270 - 1.772     7,329         --        1.55 - 2.60         8.36 - 9.52
   Securities Subaccount (Class 2)         2006  3,318 1.172 - 1.618     5,110         --        1.55 - 2.60       (2.74) - 7.01
                                           2005  2,841 1.106 - 1.512     4,165         --        1.55 - 2.60         2.12 - 9.27
                                           2004  1,763 1.083 - 1.465     2,564         --        1.55 - 2.60        3.04 - 14.35
                                           2003    121 1.330 - 1.335       161         --        1.55 - 2.10       (0.82) - 6.12

FTVIPT Templeton Developing Markets        2007  5,256 2.449 - 3.645    17,563       2.20        1.55 - 2.60        1.06 - 26.83
   Securities Subaccount (Class 2)         2006  5,399 1.952 - 2.874    14,370       1.05        1.55 - 2.60       24.81 - 26.11
                                           2005  4,916 1.564 - 2.279    10,404       1.19        1.55 - 2.60       22.19 - 26.88
                                           2004  1,742 1.261 - 1.816     3,128       1.52        1.55 - 2.50        5.88 - 28.51
                                           2003     12 1.474 - 1.479        17         --        1.55 - 2.10        5.57 - 21.63

FTVIPT Templeton Foreign Securities        2007 10,181 1.650 - 2.303    21,786       2.00        1.55 - 2.60       12.47 - 13.67
   Subaccount (Class 2)                    2006 10,416 1.467 - 2.026    19,734       1.22        1.55 - 2.60       18.40 - 19.60
                                           2005  9,400 1.239 - 1.694    15,074       1.14        1.55 - 2.60        6.60 - 10.44
                                           2004  3,390 1.153 - 1.562     5,239       0.57        1.55 - 2.60        4.34 - 16.82
                                           2003    195 1.333 - 1.338       260         --        1.55 - 2.10         6.28 - 9.80

Janus Aspen Global Life Sciences           2007    167 1.796 - 1.860       306         --        1.55 - 2.30       18.94 - 19.85
   Subaccount (Service Shares)             2006    156 1.510 - 1.552       238         --        1.55 - 2.30         3.92 - 4.65
                                           2005    157 1.453 - 1.483       230         --        1.55 - 2.30        9.74 - 10.67
                                           2004    157 1.324 - 1.340       209         --        1.55 - 2.30        1.07 - 12.42
                                           2003     15 1.189 - 1.192        18         --        1.55 - 1.95         7.02 - 8.96

Janus Aspen Global Technology              2007  1,559 1.433 - 1.918     2,856       0.65        1.55 - 2.40        8.62 - 19.80
   Subaccount (Service Shares)             2006    659 1.206 - 1.601       999         --        1.55 - 2.40         5.24 - 6.17
                                           2005    536 1.146 - 1.508       766         --        1.55 - 2.40        4.56 - 23.46
                                           2004    279 1.217 - 1.373       381         --        1.55 - 2.30       (1.37) - 3.49
                                           2003      9 1.382 - 1.386        12         --        1.55 - 1.95       (0.86) - 9.05

Janus Aspen Worldwide Growth               2007    176 1.635 - 1.677       290       0.57        1.55 - 2.10         7.07 - 7.64
   Subaccount (Service Shares)             2006    163 1.515 - 1.558       251       1.64        1.55 - 2.30       12.31 - 16.18
                                           2005    165 1.322 - 1.341       219       1.34        1.55 - 2.10         3.36 - 3.95
                                           2004    106 1.279 - 1.290       136       1.18        1.55 - 2.10       (4.19) - 2.87
                                           2003     30 1.250 - 1.254        38       0.25        1.55 - 1.95       11.76 - 13.53

LMPVET Aggressive Growth
   Subaccount (Class I) (b)                2007  4,852 1.203 - 1.602     7,204         --        1.55 - 2.50     (5.02) - (4.42)

LMPVET Aggressive Growth
   Subaccount (Class II) (b)               2007  4,748 1.185 - 1.566     6,941         --        1.55 - 2.60     (5.20) - (4.51)

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
LMPVET Appreciation
   Subaccount (Class I) (b)                2007  1,072 1.260 - 1.591     1,646       1.02        1.55 - 2.40         2.27 - 2.84

LMPVET Equity Index                        2007  8,658 1.253 - 1.581    13,108       1.57        1.55 - 2.50         2.37 - 3.27
   Subaccount (Class II)                   2006  9,130 1.224 - 1.531    13,422       1.34        1.55 - 2.50       12.22 - 13.41
                                           2005  9,144 1.089 - 1.350    11,923       1.48        1.55 - 2.50         1.70 - 8.80
                                           2004  5,183 1.072 - 1.316     6,722       3.15        1.55 - 2.50        5.08 - 10.47
                                           2003    239 1.208 - 1.212       290       1.73        1.55 - 2.10        5.49 - 14.81

LMPVET Fundamental Value
   Subaccount (ClassI) (b)                 2007  2,906 1.215 - 1.659     4,590       1.21        1.55 - 2.60     (5.70) - (5.04)

LMPVET Investors                           2007  1,909 1.331 - 1.730     3,080       1.24        1.55 - 2.50         1.35 - 2.31
   Subaccount (Class I)                    2006  1,948 1.308 - 1.691     3,092       1.66        1.55 - 2.50       15.32 - 16.46
                                           2005  1,832 1.129 - 1.452     2,550       1.40        1.55 - 2.50         3.89 - 4.84
                                           2004  1,277 1.081 - 1.385     1,743       3.68        1.55 - 2.50         7.66 - 9.86
                                           2003     55 1.266 - 1.274        70       2.35        1.55 - 2.50        5.64 - 13.55

LMPVET Large Cap Growth
   Subaccount (ClassI) (b)                 2007  1,812 1.077 - 1.426     2,440       0.04        1.55 - 2.50     (1.16) - (0.56)

LMPVET Small Cap Growth                    2007  2,663 1.402 - 2.013     4,921         --        1.55 - 2.60         7.19 - 8.28
   Subaccount (Class I)                    2006  2,870 1.308 - 1.859     4,926         --        1.55 - 2.60        9.92 - 11.05
                                           2005  2,880 1.190 - 1.674     4,492         --        1.55 - 2.60         1.10 - 3.27
                                           2004  1,599 1.166 - 1.621     2,522         --        1.55 - 2.50        1.39 - 25.00
                                           2003    192 1.425 - 1.430       274         --        1.55 - 2.10        3.63 - 21.29

LMPVET Social Awareness                    2007    823 1.202 - 1.263     1,016       1.40        1.55 - 2.50         8.09 - 9.21
   Subaccount                              2006    816 1.112 - 1.162       926       0.55        1.55 - 2.50         5.10 - 6.05
                                           2005    727 1.058 - 1.102       779       0.91        1.55 - 2.50         1.83 - 4.08
                                           2004    267 1.039 - 1.077       278       1.43        1.55 - 2.50        0.00 - 12.42

LMPVPI All Cap                             2007     -- 1.296 - 1.747        --       0.29        1.55 - 2.50         4.66 - 4.92
   Subaccount (Class I) (a)                2006  2,869 1.238 - 1.665     4,544       1.39        1.55 - 2.50       15.19 - 16.27
                                           2005  2,874 1.074 - 1.432     3,928       1.02        1.55 - 2.50        1.45 - 10.49
                                           2004  1,925 1.059 - 1.398     2,644       1.09        1.55 - 2.50        5.68 - 13.60
                                           2003    186 1.302 - 1.311       244       0.54        1.55 - 2.50        7.83 - 16.37

LMPVPI All Cap                             2007     -- 1.233 - 1.261        --       0.04        1.55 - 2.60         2.53 - 4.82
   Subaccount (Class II) (a)               2006    188 1.180 - 1.203       225       2.20        1.55 - 2.60        4.93 - 16.01
                                           2005     23 1.027 - 1.037        23       0.63        1.55 - 2.60         1.58 - 8.02

LMPVPII Growth and Income                  2007     -- 1.232 - 1.547        --       0.06        1.55 - 2.40         4.14 - 4.46
   Subaccount (Class I) (a)                2006  1,170 1.183 - 1.481     1,670       0.41        1.55 - 2.40        9.74 - 11.84
                                           2005  1,151 1.078 - 1.338     1,490       0.41        1.55 - 2.40         1.22 - 2.06
                                           2004    878 1.065 - 1.311     1,134       2.13        1.55 - 2.40         2.36 - 8.77
                                           2003     57 1.225 - 1.229        70       0.55        1.55 - 1.95         5.06 - 7.24

LMPVPI Large Cap Growth                    2007     -- 1.087 - 1.434        --         --        1.55 - 2.50         3.83 - 4.16
   Subaccount (Class I) (a)                2006  2,012 1.045 - 1.377     2,611         --        1.55 - 2.50         1.68 - 2.68
                                           2005  2,073 1.023 - 1.341     2,653       0.02        1.55 - 2.50         2.67 - 3.55
                                           2004  1,359 0.992 - 1.295     1,723       0.39        1.55 - 2.50      (4.19) - 13.94
                                           2003    106 1.303 - 1.308       139         --        1.55 - 2.10        3.66 - 14.44

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
LMPVPII Aggressive Growth                  2007     -- 1.266 - 1.676        --         --        1.55 - 2.50         3.26 - 3.52
   Subaccount (Class I) (a)                2006  5,658 1.226 - 1.619     8,461         --        1.55 - 2.50         8.32 - 9.39
                                           2005  5,529 1.131 - 1.480     7,653         --        1.55 - 2.50        7.13 - 17.99
                                           2004  2,209 1.056 - 1.368     2,975         --        1.55 - 2.50      (1.53) - 13.30
                                           2003    122 1.265 - 1.274       155         --        1.55 - 2.50        4.20 - 13.14

LMPVPII Aggressive Growth                  2007     -- 1.250 - 1.640        --         --        1.55 - 2.60         3.14 - 3.47
   Subaccount (Class II) (a)               2006  4,745 1.212 - 1.585     7,132         --        1.55 - 2.60         7.93 - 9.08
                                           2005  3,681 1.123 - 1.453     5,212         --        1.55 - 2.60        6.85 - 17.48
                                           2004  2,435 1.051 - 1.346     3,257         --        1.55 - 2.60      (0.89) - 10.69
                                           2003    146 1.252 - 1.257       184         --        1.55 - 2.10       (0.08) - 7.45

LMPVET Capital and Income
   Subaccount (Class II) (b)               2007  3,621 1.086 - 1.372     4,781       1.23        1.55 - 2.70       (1.75) - 0.00

LMPVIT Adjustable Rate Income              2007  2,401 0.985 - 1.026     2,424       4.35        1.55 - 2.50     (1.10) - (0.19)
   Subaccount                              2006  2,895 0.996 - 1.028     2,941       4.21        1.55 - 2.60         1.41 - 2.49
                                           2005  3,439 0.981 - 1.003     3,417       3.88        1.55 - 2.60       (0.20) - 0.80
                                           2004  1,531 0.983 - 0.999     1,515       2.81        1.55 - 2.60     (0.91) - (0.10)
                                           2003     24 0.998 - 0.999        24       0.46        1.55 - 1.70         0.00 - 0.10

LMPVPI Total Return                        2007     -- 1.096 - 1.372        --       0.57        1.55 - 2.70         2.42 - 2.85
   Subaccount (Class II) (a)               2006  3,314 1.069 - 1.334     4,295       2.23        1.55 - 2.70        2.00 - 10.52
                                           2005  2,172 1.056 - 1.207     2,591       2.12        1.55 - 2.60       (0.85) - 3.22
                                           2004  1,125 1.117 - 1.191     1,333       4.47        1.55 - 2.50         0.09 - 6.82
                                           2003     80 1.112 - 1.115        89       0.77        1.55 - 1.95         3.15 - 8.58

Lord Abbett Growth and Income              2007     -- 1.308 - 1.682        --         --        1.55 - 2.60         3.62 - 3.89
   Subaccount (Class VC) (a)               2006  9,932 1.262 - 1.619    15,035       1.28        1.55 - 2.60       14.21 - 15.48
                                           2005  9,339 1.105 - 1.402    12,372       1.31        1.55 - 2.60         0.74 - 4.69
                                           2004  3,180 1.099 - 1.379     4,334       2.24        1.55 - 2.50        2.01 - 14.21
                                           2003    169 1.239 - 1.243       210       1.69        1.55 - 2.10        4.98 - 12.93

Lord Abbett Mid-Cap Value                  2007     -- 1.477 - 1.995        --         --        1.55 - 2.50        9.90 - 10.22
   Subaccount (Class VC) (a)               2006  7,690 1.343 - 1.810    13,037       0.49        1.55 - 2.50        9.46 - 10.50
                                           2005  8,163 1.226 - 1.638    12,646       0.58        1.55 - 2.50        5.55 - 13.54
                                           2004  3,089 1.160 - 1.537     4,701       0.80        1.55 - 2.50        3.66 - 21.96
                                           2003    108 1.252 - 1.257       136       2.19        1.70 - 2.30        7.90 - 16.90

MIST Batterymarch Mid-Cap Stock            2007  3,112 1.302 - 1.792     5,296       0.31        1.55 - 2.60         3.33 - 4.43
   Subaccount (Class A)                    2006  3,217 1.260 - 1.716     5,268         --        1.55 - 2.60     (5.48) - (4.77)

MIST BlackRock High Yield                  2007  9,128 1.152 - 1.331    11,725       5.40        1.44 - 2.39       (3.11) - 1.14
   Subaccount (Class A)                    2006  4,114 1.157 - 1.316     5,267         --        1.55 - 2.50         4.78 - 5.45

MIST BlackRock Large-Cap Core
   Subaccount (Class E) (b)                2007  2,586 1.415 - 1.724     4,252         --        1.55 - 2.60     (0.77) - (0.06)

MIST BlackRock Large-Cap Core              2007     -- 1.426 - 1.725        --       0.69        1.55 - 2.60        4.53 - 4.86
   Subaccount (Class A) (a)                2006  3,099 1.364 - 1.645     4,905         --        1.55 - 2.60         5.17 - 5.92

MIST Dreman Small-Cap Value                2007    381 1.293 - 1.322       499         --        1.55 - 2.40     (3.29) - (2.51)
   Subaccount (Class A)                    2006    276 1.335 - 1.356       371       0.64        1.55 - 2.50       (0.37) - 9.48

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
MIST Harris Oakmark International          2007  3,949 1.477 - 1.924     7,220       0.95        1.54 - 2.59     (3.40) - (2.34)
   Subaccount (Class A)                    2006  3,322 1.529 - 1.970     6,267         --        1.51 - 2.56        9.45 - 17.50

MIST Janus Forty                           2007  5,161 1.717 - 2.172    10,611       0.17        1.55 - 2.60       27.09 - 28.44
   Subaccount (Class A)                    2006  5,188 1.351 - 1.691     8,292         --        1.55 - 2.60         1.87 - 2.55

MIST Lazard Mid-Cap
   Subaccount (Class B) (b)                2007    385 1.105 - 1.127       430         --        1.55 - 2.30   (12.79) - (12.36)

MIST Legg Mason Partners Managed           2007  3,583 1.197 - 1.240     4,379       2.38        1.55 - 2.50         3.73 - 4.73
   Assets Subaccount (Class A)             2006  3,675 1.154 - 1.186     4,309         --        1.55 - 2.50         5.00 - 5.71

MIST Lord Abbett Bond Debenture            2007  2,966 1.180 - 1.387     3,988       5.58        1.55 - 2.50         4.24 - 5.24
   Subaccount (Class A)                    2006  3,146 1.131 - 1.318     4,037         --        1.55 - 2.50         4.17 - 4.77

MIST Lord Abbett Growth and Income         2007 26,022 1.084 - 1.104    28,509       0.53        1.30 - 2.35       (2.43) - 2.41
  Subaccount (Class B)                     2006 14,276 1.071 - 1.078    15,344         --        1.30 - 2.25         6.99 - 7.69

MIST Lord Abbett Mid-Cap Value             2007 11,639 1.045 - 1.062    12,277       0.03        1.55 - 2.50    (10.68) - (0.93)
   Subaccount (Class B)                    2006    100 1.066 - 1.072       107         --        1.55 - 2.40      (0.47) - 14.41

MIST Met/AIM Capital Appreciation          2007  1,935 1.267 - 1.596     2,899       0.09        1.55 - 2.60        9.04 - 10.14
   Subaccount (Class A)                    2006  2,015 1.162 - 1.449     2,762       0.18        1.55 - 2.60     (1.86) - (1.16)

MIST Met/AIM Capital Appreciation
   Subaccount (Class E) (b)                2007  4,459 1.253 - 1.574     6,777         --        1.55 - 2.60         2.45 - 3.08

MIST Met/AIM Small Cap Growth              2007    320 1.358 - 1.388       439         --        1.55 - 2.40         8.81 - 9.72
   Subaccount (Class A)                    2006    151 1.248 - 1.265       190         --        1.55 - 2.40      (1.27) - 14.44

MIST MFS Emerging Markets Equity
   Subaccount (Class A) (b)                2007  1,831 2.040 - 3.509     6,019         --        1.55 - 2.65       24.32 - 25.28

MIST MFS Research International
   Subaccount (Class B) (b)                2007    898 1.798 - 2.326     2,036         --        1.55 - 2.30       (2.43) - 4.49

MIST MFS Value                             2007  6,311 1.425 - 1.475     9,216         --        1.55 - 2.50         5.01 - 5.96
   Subaccount (Class A)                    2006  5,845 1.357 - 1.399     8,086       1.33        1.55 - 2.50        9.79 - 10.56

MIST Neuberger Berman Real Estate          2007 12,750 1.006 - 1.024    12,977       1.09        1.55 - 2.60   (17.00) - (16.13)
   Subaccount (Class A)                    2006 14,706 1.212 - 1.221    17,906         --        1.55 - 2.60       20.84 - 21.73

MIST Oppenheimer Capital Appreciation      2007  6,037 1.115 - 1.134     6,810         --        1.55 - 2.60       11.39 - 12.50
   Subaccount (Class B)                    2006  5,584 1.001 - 1.008     5,617         --        1.55 - 2.60         0.70 - 1.41

MIST PIMCO Inflation Protected Bond
   Subaccount (Class A) (b)                2007 10,145 1.080 - 1.214    11,977         --        1.55 - 2.60         5.58 - 6.30

MIST Pioneer Fund                          2007    710 1.328 - 1.606     1,096       0.90        1.55 - 2.50         2.40 - 3.41
   Subaccount (Class A)                    2006    915 1.291 - 1.553     1,367         --        1.55 - 2.50         6.91 - 7.55

MIST Pioneer Mid-Cap Value                 2007     -- 1.267 - 1.286        --       0.42        1.55 - 2.30        9.47 - 10.48
   Subaccount (Class A) (a)                2006    403 1.151 - 1.164       467       0.25        1.55 - 2.30         1.05 - 7.93

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
MIST Pioneer Strategic Income              2007  7,953 1.176 - 1.222     9,597       0.69        1.55 - 2.60         3.90 - 5.00
   Subaccount (Class A)                    2006  7,967 1.131 - 1.170     9,185       4.88        1.55 - 2.60         2.85 - 3.57

MIST Third Avenue Small Cap Value          2007 23,927 0.965 - 0.983    23,369       0.55        1.55 - 2.60    (10.65) - (4.47)
   Subaccount (Class B)                    2006 11,793 1.023 - 1.029    12,101         --        1.55 - 2.50         1.99 - 2.59

MSF BlackRock Aggressive Growth            2007  3,419 1.301 - 1.791     5,818         --        1.55 - 2.50       17.41 - 18.61
   Subaccount (Class D)                    2006  3,413 1.106 - 1.510     4,887         --        1.55 - 2.50     (2.98) - (2.39)

MSF BlackRock Bond Income                  2007  7,720 1.057 - 1.114     8,451       3.22        1.55 - 2.50         3.60 - 4.70
   Subaccount (Class A)                    2006  7,799 1.017 - 1.064     8,186         --        1.55 - 2.50         3.32 - 3.91

MSF BlackRock Money Market                 2007 32,798 1.023 - 1.069    34,537       4.94        1.55 - 2.70         0.38 - 3.38
   Subaccount (Class A)                    2006 22,531 0.999 - 1.034    22,986       3.30        1.55 - 2.70         1.09 - 2.27

MSF FI Large Cap                           2007  3,476 1.161 - 1.427     4,555       0.16        1.55 - 2.60         1.22 - 2.37
   Subaccount (Class A)                    2006  3,768 1.147 - 1.394     4,864         --        1.55 - 2.60         0.70 - 1.38

MSF FI Value Leaders                       2007  7,652 1.212 - 1.519    11,077       0.83        1.55 - 2.60         1.34 - 2.50
   Subaccount (Class D)                    2006  7,806 1.196 - 1.482    11,076         --        1.55 - 2.60         1.96 - 2.63

MSF MetLife Aggressive Allocation          2007  1,927 1.060 - 1.078     2,058       0.05        1.55 - 2.60         0.66 - 1.60
   Subaccount (Class B)                    2006  1,577 1.053 - 1.061     1,666         --        1.55 - 2.60         5.09 - 5.89

MSF MetLife Conservative Allocation        2007  2,606 1.067 - 1.084     2,799         --        1.55 - 2.50       (0.09) - 3.93
   Subaccount (Class B)                    2006  2,593 1.036 - 1.043     2,695         --        1.55 - 2.50         0.97 - 5.80

MSF MetLife Conservative to Moderate       2007  3,662 1.068 - 1.083     3,940         --        1.55 - 2.40         1.04 - 3.66
   Allocation Subaccount (Class B)         2006  1,853 1.044 - 1.050     1,939         --        1.55 - 2.40         3.77 - 4.79

MSF MetLife Moderate Allocation            2007 11,761 1.067 - 1.084    12,644       0.01        1.55 - 2.50         1.81 - 2.75
   Subaccount (Class B)                    2006 10,582 1.048 - 1.055    11,126         --        1.55 - 2.50         4.59 - 9.92

MSF MetLife Moderate to Aggressive         2007  6,204 1.065 - 1.084     6,674       0.03        1.55 - 2.60       (2.26) - 2.26
   Allocation Subaccount (Class B)         2006  6,709 1.052 - 1.060     7,085         --        1.55 - 2.60         4.99 - 5.79

MSF MFS Total Return                       2007  5,033 1.077 - 1.099     5,484       1.81        1.55 - 2.75       (3.47) - 2.52
   Subaccount (Class B)                    2006  3,929 1.064 - 1.072     4,198         --        1.55 - 2.65         6.08 - 6.88

MSF MFS Total Return                       2007 24,421 1.226 - 1.419    33,326       1.96        1.55 - 2.50         1.57 - 2.60
   Subaccount (Class F)                    2006 25,723 1.205 - 1.383    34,428         --        1.55 - 2.50         6.26 - 6.88

MSF Oppenheimer Global Equity              2007 30,426 1.081 - 1.101    33,273       0.89        1.55 - 2.60         3.54 - 4.66
   Subaccount (Class B)                    2006 33,480 1.044 - 1.052    35,113         --        1.39 - 2.54         4.82 - 5.62

MSF T. Rowe Price Large Cap Growth         2007  2,390 1.131 - 1.149     2,730       0.19        1.55 - 2.50       (2.24) - 7.48
   Subaccount (Class B)                    2006  2,365 1.062 - 1.069     2,523         --        1.55 - 2.50         6.41 - 7.11

MSF Western Asset Management High          2007     -- 1.163 - 1.199        --      10.16        1.55 - 2.50         3.47 - 3.82
   Yield Bond Subaccount (Class A) (a)     2006  6,377 1.124 - 1.157     7,320         --        1.55 - 2.50         5.64 - 6.37

MSF Western Asset Management               2007  5,392 1.067 - 1.117     5,929       2.77        1.40 - 2.45         1.86 - 2.89
   U.S. Government Subaccount (Class A)    2006  5,918 1.046 - 1.091     6,345         --        1.40 - 2.45         2.77 - 3.47

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
PIMCO VIT Real Return                      2007     -- 1.020 - 1.141        --       1.55        1.55 - 2.60         1.72 - 1.98
   Subaccount (Administrative Class) (a)   2006 10,340 1.002 - 1.119    11,306       4.24        1.55 - 2.60     (1.89) - (0.80)
                                           2005  9,967 1.018 - 1.128    11,053       2.92        1.55 - 2.60       (0.56) - 0.66
                                           2004  4,188 1.020 - 1.122     4,667       1.18        1.55 - 2.60         1.23 - 7.47
                                           2003    331 1.043 - 1.047       346       0.38        1.55 - 2.10       (1.23) - 2.45

PIMCO VIT Total Return                     2007 23,835 1.095 - 1.155    27,021       4.80        1.55 - 2.60         5.98 - 7.04
   Subaccount (Administrative Class)       2006 24,626 1.030 - 1.079    26,181       4.42        1.55 - 2.60         1.15 - 2.27
                                           2005 22,715 1.014 - 1.055    23,715       3.59        1.55 - 2.60       (0.19) - 0.86
                                           2004  8,552 1.011 - 1.046     8,894       1.99        1.55 - 2.60         0.10 - 3.26
                                           2003    649 1.007 - 1.013       656       1.33        1.55 - 2.50       (1.37) - 3.58

Pioneer America Income VCT                 2007     -- 1.022 - 1.077        --       3.94        1.55 - 2.70         2.51 - 3.79
   Subaccount (Class II) (c)               2006  8,439 0.993 - 1.042     8,589       4.41        1.55 - 2.70         0.49 - 2.55
                                           2005  7,379 0.985 - 1.031     7,418       4.46        1.55 - 2.60       (1.16) - 0.41
                                           2004  3,712 0.990 - 1.034     3,730       4.63        1.55 - 2.50       (1.19) - 3.07
                                           2003     95 0.993 - 0.995        94       0.66        1.55 - 1.95       (0.10) - 1.22

Pioneer Bond VCT
   Subaccount (Class II) (d)               2007  8,897 1.090 - 1.092     9,707       0.65        1.55 - 2.70         9.00 - 9.20

Pioneer Cullen Value VCT                   2007  6,349 1.274 - 1.312     8,261       0.80        1.55 - 2.60         2.32 - 4.79
   Subaccount (Class II)                   2006  4,297 1.229 - 1.252     5,355       0.17        1.55 - 2.60        4.91 - 15.29
                                           2005  1,318 1.077 - 1.086     1,427         --        1.55 - 2.60        0.65 - 10.74

Pioneer Emerging Markets VCT               2007  4,034 3.178 - 4.474    16,567       0.34        1.55 - 2.60       38.78 - 40.25
   Subaccount (Class II)                   2006  3,673 2.290 - 3.190    10,763       0.34        1.55 - 2.60       18.94 - 33.42
                                           2005  2,674 1.734 - 2.391     6,191       0.46        1.55 - 2.60       31.92 - 39.65
                                           2004  1,557 1.294 - 1.764     2,728       0.56        1.55 - 2.60        0.00 - 28.02
                                           2003     55 1.505 - 1.510        82         --        1.55 - 2.10        1.28 - 18.69

Pioneer Equity Income VCT                  2007  7,595 1.347 - 1.703    12,465       2.30        1.55 - 2.60     (2.04) - (0.99)
   Subaccount (Class II)                   2006  7,097 1.375 - 1.720    11,862       2.42        1.55 - 2.60       11.13 - 20.28
                                           2005  5,594 1.155 - 1.430     7,879       2.23        1.55 - 2.60         0.61 - 4.05
                                           2004  3,021 1.127 - 1.377     4,140       3.12        1.55 - 2.50        2.36 - 14.27
                                           2003    101 1.201 - 1.205       121       0.92        1.55 - 2.10        4.43 - 10.56

Pioneer Equity Opportunity VCT             2007     -- 1.339 - 1.377        --       0.18        1.55 - 2.60      (5.61) - 10.07
   Subaccount (Class II) (c)               2006    158 1.228 - 1.251       196       0.32        1.55 - 2.60      (0.88) - 17.46
                                           2005     30 1.058 - 1.065        32         --        1.55 - 2.40       (1.21) - 8.45

Pioneer Fund VCT                           2007 10,620 1.301 - 1.633    16,551       1.06        1.55 - 2.60         2.12 - 3.16
   Subaccount (Class II)                   2006  6,575 1.274 - 1.583    10,009       1.13        1.55 - 2.60       13.35 - 14.63
                                           2005  5,875 1.124 - 1.381     7,912       1.16        1.55 - 2.60         3.21 - 6.18
                                           2004  3,497 1.089 - 1.324     4,598       1.17        1.55 - 2.60        0.74 - 13.11
                                           2003    336 1.208 - 1.213       407       0.74        1.55 - 2.10        0.25 - 12.86

Pioneer Global High Yield VCT              2007  4,530 1.069 - 1.154     5,154       8.08        1.55 - 2.75       (0.71) - 0.52
   Subaccount (Class II)                   2006  3,095 1.075 - 1.148     3,517       7.29        1.55 - 2.75        2.37 - 10.28
                                           2005    670 1.032 - 1.041       696       4.80        1.55 - 2.60       (0.48) - 5.06

Pioneer High Yield VCT                     2007 10,357 1.068 - 1.357    13,519       5.08        1.55 - 2.75         0.66 - 3.98
   Subaccount (Class II)                   2006 11,739 1.044 - 1.305    14,826       5.26        1.55 - 2.70         0.17 - 6.62
                                           2005  8,126 1.074 - 1.224     9,833       5.23        1.55 - 2.60       (0.83) - 1.99
                                           2004  6,312 1.087 - 1.223     7,686       5.01        1.55 - 2.50         1.21 - 6.93
                                           2003    332 1.148 - 1.152       382       2.37        1.55 - 2.10         1.68 - 9.09

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Pioneer Ibbotson Aggressive Allocation VCT 2007  4,404 1.236 - 1.266     5,526       1.26        1.55 - 2.40         2.66 - 3.60
   Subaccount (Class II)                   2006  3,637 1.204 - 1.222     4,420       0.26        1.55 - 2.40        6.56 - 12.63
                                           2005  1,079 1.078 - 1.085     1,166         --        1.55 - 2.40        2.56 - 10.94

Pioneer Ibbotson Growth Allocation VCT     2007 91,686 1.089 - 1.230   110,642       1.01        1.55 - 2.90         2.74 - 4.06
   Subaccount (Class II)                   2006 55,528 1.060 - 1.182    64,825       0.14        1.55 - 2.90        5.35 - 10.99
                                           2005  4,439 1.058 - 1.065     4,711         --        1.55 - 2.40         0.95 - 9.15

Pioneer Ibbotson Moderate Allocation VCT   2007 48,332 1.081 - 1.190    56,545       1.01        1.55 - 2.70         2.85 - 4.02
   Subaccount (Class II)                   2006 33,498 1.051 - 1.144    37,907       0.30        1.55 - 2.70       (0.26) - 8.95
                                           2005  4,663 1.043 - 1.050     4,880         --        1.55 - 2.40         2.44 - 7.28

Pioneer Independence VCT                   2007  1,704 1.207 - 1.394     2,298         --        1.55 - 2.60         4.68 - 5.77
   Subaccount (Class II)                   2006  1,390 1.153 - 1.318     1,778         --        1.55 - 2.60        1.57 - 12.18
                                           2005  1,184 1.086 - 1.228     1,424       0.58        1.55 - 2.60       (0.44) - 3.52
                                           2004    799 1.189 - 1.208       962         --        1.55 - 2.50        4.18 - 10.55
                                           2003     77 1.149 - 1.154        88         --        1.55 - 2.10         0.17 - 2.58

Pioneer International Value VCT            2007  2,695 1.729 - 2.295     5,797       0.31        1.55 - 2.60       10.34 - 11.46
   Subaccount (Class II)                   2006  2,234 1.567 - 2.059     4,369       0.26        1.55 - 2.60       19.44 - 20.69
                                           2005    873 1.312 - 1.706     1,457       0.06        1.55 - 2.60        9.65 - 18.76
                                           2004    504 1.480 - 1.504       752       0.32        1.55 - 2.50       12.62 - 16.59
                                           2003     16 1.286 - 1.290        21         --        1.55 - 1.95       12.41 - 12.76

Pioneer Mid Cap Value VCT                  2007  6,362 1.345 - 1.928    11,422       0.58        1.55 - 2.60         2.67 - 3.71
   Subaccount (Class II)                   2006  5,978 1.310 - 1.859    10,453         --        1.55 - 2.60        9.35 - 10.52
                                           2005  5,101 1.198 - 1.682     8,245       0.21        1.55 - 2.60       (0.07) - 5.99
                                           2004  2,609 1.143 - 1.587     4,112       0.17        1.55 - 2.50        0.78 - 19.86
                                           2003    205 1.317 - 1.324       271         --        1.55 - 2.30        7.24 - 11.20

Pioneer Oak Ridge Large Cap Growth VCT     2007  4,884 1.189 - 1.257     6,041       0.19        1.55 - 2.60         5.41 - 6.44
   Subaccount (Class II)                   2006  4,896 1.128 - 1.181     5,709       0.03        1.55 - 2.60       (1.18) - 1.20
                                           2005  3,982 1.127 - 1.167     4,610       0.14        1.55 - 2.60        4.59 - 10.98
                                           2004  1,455 1.070 - 1.095     1,589         --        1.55 - 2.50      (0.09) - 11.01

Pioneer Real Estate Shares VCT             2007  4,048 1.470 - 2.035     7,785       2.52        1.55 - 2.60    (21.18) - (6.17)
   Subaccount (Class II)                   2006  4,537 1.859 - 2.555    11,118       2.40        1.55 - 2.60       20.87 - 34.40
                                           2005  3,540 1.462 - 1.901     6,588       3.29        1.55 - 2.60        4.24 - 18.55
                                           2004  1,875 1.310 - 1.681     3,137       4.29        1.55 - 2.30        4.13 - 41.52
                                           2003     99 1.256 - 1.261       125       2.94        1.55 - 2.10      (0.16) - 15.69

Pioneer Small and Mid Cap Growth VCT       2007     -- 1.266 - 1.388        --         --        1.55 - 2.60       17.11 - 18.23
   Subaccount (Class II) (c)               2006  1,958 1.081 - 1.174     2,261         --        1.55 - 2.60         1.05 - 8.48
                                           2005  1,575 1.029 - 1.106     1,724         --        1.55 - 2.60         1.47 - 6.69
                                           2004    794 1.010 - 1.074       850         --        1.55 - 2.40       (1.11) - 5.29

Pioneer Small Cap Value VCT                2007  4,166 1.255 - 1.797     6,895       0.51        1.55 - 2.60     (9.58) - (8.60)
   Subaccount (Class II)                   2006  4,228 1.388 - 1.966     7,797         --        1.55 - 2.60       11.22 - 12.41
                                           2005  2,736 1.248 - 1.749     4,661         --        1.55 - 2.60        8.39 - 18.16
                                           2004  1,455 1.156 - 1.599     2,314         --        1.55 - 2.50        3.96 - 19.94
                                           2003    182 1.348 - 1.355       247         --        1.55 - 2.30        8.00 - 10.49

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Pioneer Strategic Income VCT               2007 17,800 1.064 - 1.301    22,422       5.15        1.55 - 2.70         3.30 - 4.50
   Subaccount (Class II)                   2006 15,977 1.030 - 1.245    19,447       5.17        1.55 - 2.70         3.39 - 4.62
                                           2005 13,239 1.060 - 1.190    15,555       5.58        1.55 - 2.60       (0.18) - 1.79
                                           2004  7,013 1.097 - 1.179     8,226       5.63        1.55 - 2.60         0.18 - 8.26
                                           2003    552 1.085 - 1.089       601       2.51        1.55 - 2.10         0.18 - 6.06

Pioneer Value VCT                          2007     -- 1.231 - 1.528        --       2.74        1.55 - 2.60       (0.73) - 0.13
   Subaccount (Class II) (c)               2006  4,146 1.240 - 1.526     6,072       0.22        1.55 - 2.60       12.12 - 13.29
                                           2005  3,810 1.106 - 1.347     5,010       0.09        1.55 - 2.60       (0.07) - 6.14
                                           2004  2,559 1.085 - 1.307     3,321       0.04        1.55 - 2.60        0.46 - 11.26
                                           2003     76 1.187 - 1.192        91       0.03        1.55 - 2.10         3.56 - 8.09

Putnam VT International Equity             2007     -- 2.161 - 2.226        --       2.83        1.55 - 2.30         8.05 - 8.27
   Subaccount (Class IB) (a)               2006    356 2.000 - 2.056       724       0.62        1.55 - 2.30       24.77 - 25.75
                                           2005    378 1.603 - 1.635       613       1.38        1.55 - 2.30        9.64 - 10.47
                                           2004    327 1.462 - 1.480       482       1.46        1.55 - 2.30       13.60 - 14.37
                                           2003     73 1.287 - 1.294        95         --        1.55 - 2.30        7.92 - 13.76

Putnam VT Small Cap Value                  2007     -- 1.509 - 2.310        --       0.55        1.55 - 2.60         6.46 - 6.80
   Subaccount (Class IB) (a)               2006  7,589 1.416 - 2.163    14,986       0.32        1.55 - 2.60       14.33 - 15.48
                                           2005  7,439 1.235 - 1.873    12,828       0.14        1.55 - 2.60        0.42 - 10.99
                                           2004  3,522 1.180 - 1.777     6,159       0.06        1.55 - 2.50        3.02 - 25.92
                                           2003    119 1.423 - 1.430       169         --        1.55 - 2.30        4.84 - 27.62

Van Kampen LIT Comstock                    2007  8,374 1.242 - 1.642    12,611       1.58        1.55 - 2.50     (4.73) - (3.86)
   Subaccount (Class II)                   2006  9,180 1.302 - 1.708    14,496       1.27        1.55 - 2.50       13.18 - 14.25
                                           2005  9,419 1.149 - 1.495    13,086       0.64        1.55 - 2.50         1.53 - 5.03
                                           2004  3,433 1.133 - 1.458     4,944       0.31        1.55 - 2.50        3.91 - 15.62
                                           2003    229 1.255 - 1.261       288         --        1.55 - 2.30        6.90 - 14.05

Van Kampen LIT Enterprise                  2007    128 1.463 - 1.501       190       0.15        1.55 - 2.10       10.08 - 10.69
   Subaccount (Class II)                   2006    130 1.329 - 1.356       175       0.18        1.55 - 2.10         4.56 - 5.20
                                           2005    128 1.271 - 1.289       164       0.46        1.55 - 2.10         5.65 - 6.18
                                           2004    126 1.203 - 1.214       152       0.04        1.55 - 2.10         1.77 - 5.80
                                           2003     21 1.185 - 1.188        25         --        1.55 - 1.95         2.78 - 5.79

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Subaccount invests.

(3) These amounts represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

(a)  For the period January1, 2007 to April 27, 2007.

(b)  For the period April30, 2007 to December 31, 2007.

(c)  For the period January1, 2007 to November 9, 2007.

(d)  For the period November12, 2007 to December 31, 2007.

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           AIM V.I. MID CAP CORE EQUITY   AIM V.I. UTILITIES   AIM V.I. CAPITAL APPRECIATION
                                    SUBACCOUNT                SUBACCOUNT                SUBACCOUNT
                                   (SERIES II)                (SERIES I)                (SERIES II)
                           ----------------------------  --------------------  ----------------------------
                                2007          2006          2007      2006         2007 (a)       2006
                           -------------  -------------  ---------- ---------  --------------  ------------
Accumulation units
   beginning of year          1,823,430     1,719,897    1,341,715  1,222,977     4,167,301     3,727,550
Accumulation units issued
   and transferred from
   other funding options        329,756       451,093      276,827    381,339       197,560       953,140
Accumulation units
   redeemed and
   transferred to
   other funding options       (389,422)     (347,560)    (348,519)  (262,601)   (4,364,861)     (513,389)
                              ---------     ---------    ---------  ---------    ----------     ---------
Accumulation units
   end of year                1,763,764     1,823,430    1,270,023  1,341,715            --     4,167,301
                              =========     =========    =========  =========    ==========     =========

                           AMERICAN FUNDS GROWTH    CREDIT SUISSE TRUST   CREDIT SUISSE TRUST
                                SUBACCOUNT           EMERGING MARKETS       GLOBAL SMALL CAP
                                 (CLASS 2)              SUBACCOUNT             SUBACCOUNT
                           ----------------------  ---------------------  -------------------
                              2007        2006      2007 (a)     2006        2007     2006
                           ----------  ----------  ----------  ---------  ---------  --------
Accumulation units
   beginning of year       33,890,233  32,711,932   2,016,848  1,918,047    504,122  447,132
Accumulation units issued
   and transferred from
   other funding options    1,867,433   4,297,613      85,397    410,923     81,688  128,585
Accumulation units
   redeemed and
   transferred to
   other funding options   (4,630,599) (3,119,312) (2,102,245)  (312,122)  (163,194) (71,595)
                           ----------  ----------  ----------  ---------   --------  -------
Accumulation units
   end of year             31,127,067  33,890,233          --  2,016,848    422,616  504,122
                           ==========  ==========  ==========  =========   ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                              ALGER AMERICAN          AMERICAN FUNDS          AMERICAN FUNDS
                             LEVERAGED ALLCAP          GLOBAL GROWTH          GROWTH-INCOME
                                SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                 (CLASS S)               (CLASS 2)              (CLASS 2)
                           ---------------------  ----------------------  ----------------------
                              2007       2006        2007        2006        2007        2006
                           ---------   ---------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year       1,428,189     967,064  11,327,782   9,664,246  31,309,671  29,867,942
Accumulation units issued
   and transferred from
   other funding options     911,453   1,547,142   2,140,353   2,798,905   1,321,568   3,822,444
Accumulation units
   redeemed and
   transferred to
   other funding options    (322,625) (1,086,017) (1,693,285) (1,135,369) (3,720,330) (2,380,715)
                           ---------   ---------  ----------  ----------  ----------  ----------
Accumulation units
   end of year             2,017,017   1,428,189  11,774,850  11,327,782  28,910,909  31,309,671
                           =========   =========  ==========  ==========  ==========  ==========

                                                  DREYFUS SOCIALLY
                           DREYFUS MIDCAP STOCK  RESPONSIBLE GROWTH  DREYFUS VIF APPRECIATION
                                SUBACCOUNT           SUBACCOUNT             SUBACCOUNT
                             (SERVICE SHARES)     (SERVICE SHARES)       (INITIAL SHARES)
                           --------------------  ------------------  ------------------------
                              2007       2006      2007      2006        2007         2006
                           ---------  ---------  --------  --------  -----------   ----------
Accumulation units
   beginning of year       3,562,336  3,581,835   239,136  243,937     1,849,997   1,820,257
Accumulation units issued
   and transferred from
   other funding options     235,752    473,462    15,376   17,946        56,196     202,190
Accumulation units
   redeemed and
   transferred to
   other funding options    (718,512)  (492,961)  (41,363) (22,747)     (222,942)   (172,450)
                           ---------  ---------   -------  -------     ---------   ---------
Accumulation units
   end of year             3,079,576  3,562,336   213,149  239,136     1,683,251   1,849,997
                           =========  =========   =======  =======     =========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               DREYFUS VIF             DWS VIT              DWS VIT RREEF
                            DEVELOPING LEADERS     EQUITY 500 INDEX    REAL ESTATE SECURITIES
                                SUBACCOUNT            SUBACCOUNT              SUBACCOUNT
                             (INITIAL SHARES)          (CLASS 2)              (CLASS B)
                           --------------------  --------------------  ----------------------
                              2007       2006       2007       2006        2007      2006
                           ---------  ---------  ---------  ---------   ---------  ---------
Accumulation units
   beginning of year       6,138,061  5,910,602  4,482,020  4,581,625   2,993,707  3,081,435
Accumulation units issued
   and transferred from
   other funding options     457,307    856,650  1,007,274    130,897     483,792    327,513
Accumulation units
   redeemed and
   transferred to
   other funding options    (643,095)  (629,191)  (775,159)  (230,502)   (596,051)  (415,241)
                           ---------  ---------  ---------  ---------   ---------  ---------
Accumulation units
   end of year             5,952,273  6,138,061  4,714,135  4,482,020   2,881,448  2,993,707
                           =========  =========  =========  =========   =========  =========

                             DWSI CAPITAL GROWTH   DWSI GROWTH & INCOME    DWSI HEALTH CARE
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)             (CLASS B)              (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year        6,117,071   3,508,968  5,105,253  3,621,286  2,070,255  2,153,075
Accumulation units issued
   and transferred from
   other funding options      711,649   3,653,924    174,110  2,302,701    232,949    211,313
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,321,570) (1,045,821)  (732,048)  (818,734)  (268,203)  (294,133)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year              5,507,150   6,117,071  4,547,315  5,105,253  2,035,001  2,070,255
                           ==========  ==========  =========  =========  =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.


                           DWSI GLOBAL OPPORTUNITIES     DWSII BALANCED        DWSI BOND
                                  SUBACCOUNT               SUBACCOUNT          SUBACCOUNT
                                  (CLASS B)                (CLASS B)           (CLASS B)
                           -------------------------  --------------------  ----------------
                                 2007      2006          2007      2006       2007     2006
                              ---------  ---------    ---------  ---------  -------  -------
Accumulation units
   beginning of year          1,695,520  1,725,554    3,358,797  3,988,934  164,445   51,780
Accumulation units issued
   and transferred from
   other funding options        320,112    245,891       70,012    275,420  813,413  122,831
Accumulation units
   redeemed and
   transferred to
   other funding options       (235,379)  (275,925)    (431,750)  (905,557)(469,823) (10,166)
                              ---------  ---------    ---------  --------- --------  -------
Accumulation units
   end of year                1,780,253  1,695,520    2,997,059  3,358,797  508,035  164,445
                              =========  =========    =========  ========= ========  =======

                            DWSII INTERNATIONAL  DWSII STRATEGIC INCOME     DWSII BLUE CHIP
                                SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                (CLASS B)              (CLASS B)               (CLASS B)
                           --------------------  ----------------------  ----------------------
                             2007        2006       2007        2006        2007        2006
                           ---------  ---------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year       2,931,211  1,832,877   4,484,148   4,406,818   3,736,156   3,864,532
Accumulation units issued
   and transferred from
   other funding options     284,221  1,625,828     853,117   1,091,893   1,405,123   1,606,502
Accumulation units
   redeemed and
   transferred to
   other funding options    (389,782)  (527,494) (1,231,652) (1,014,563) (1,412,470) (1,734,878)
                           ---------  ---------  ----------  ----------  ----------  ----------
Accumulation units
   end of year             2,825,650  2,931,211   4,105,613   4,484,148   3,728,809   3,736,156
                           =========  =========  ==========  ==========  ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                    DWSII                   DWSII                  DWSII
                           CONSERVATIVE ALLOCATION    CORE FIXED INCOME     DAVIS VENTURE VALUE
                                 SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)                (CLASS B)             (CLASS B)
                           -----------------------  ---------------------  --------------------
                               2007       2006         2007       2006        2007       2006
                            ---------  ---------    ---------  ----------  ---------  ---------
Accumulation units
   beginning of year        9,736,937  6,415,915    6,082,456   6,450,173  6,525,305  6,218,858
Accumulation units issued
   and transferred from
   other funding options      567,570  4,304,151      775,746     640,305    924,969  1,197,184
Accumulation units
   redeemed and
   transferred to
   other funding options     (996,457)  (983,129)    (425,863) (1,008,022)  (740,426)  (890,737)
                            ---------  ---------    ---------  ----------  ---------  ---------
Accumulation units
   end of year              9,308,050  9,736,937    6,432,339   6,082,456  6,709,848  6,525,305
                            =========  =========    =========  ==========  =========  =========

                                    DWSII
                            GOVERNMENT & AGENCY
                                 SECURITIES       DWSII GROWTH ALLOCATION    DWSII HIGH INCOME
                                 SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                 (CLASS B)                (CLASS B)              (CLASS B)
                           ---------------------  -----------------------  ---------------------
                              2007        2006       2007         2006        2007       2006
                           ----------  ---------  -----------  ----------  ----------  ---------
Accumulation units
   beginning of year        1,536,570  1,465,842  15,020,557   15,355,054   4,371,814  4,575,042
Accumulation units issued
   and transferred from
   other funding options    2,894,350    361,115     199,607    1,733,154     657,422    645,706
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,022,995)  (290,387) (1,475,840)  (2,067,651) (1,153,008)  (848,934)
                           ----------  ---------  ----------   ----------  ----------  ---------
Accumulation units
   end of year              1,407,925  1,536,570  13,744,324   15,020,557   3,876,228  4,371,814
                           ==========  =========  ==========   ==========  ==========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                DWSII DREMAN           DWSII DREMAN              DWSII
                             HIGH RETURN EQUITY     SMALL MID CAP VALUE     GLOBAL THEMATIC
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)               (CLASS B)             (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       12,289,457   8,634,012  4,782,849  4,743,295  2,262,472  1,911,607
Accumulation units issued
   and transferred from
   other funding options      940,231   4,577,342    346,432    709,429    551,390    668,695
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,517,394)   (921,897)  (927,452)  (669,875)  (384,106)  (317,830)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year             11,712,294  12,289,457  4,201,829  4,782,849  2,429,756  2,262,472
                           ==========  ==========  =========  =========  =========  =========

                            DWSII INTERNATIONAL          DWSII                 DWSII
                               SELECT EQUITY     JANUS GROWTH & INCOME    LARGE CAP VALUE
                                 SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)              (CLASS B)            (CLASS B)
                           --------------------  ---------------------  -------------------
                              2007       2006       2007      2006         2007     2006
                           ---------  ---------  ---------  ---------   --------  ---------
Accumulation units
   beginning of year       2,720,551  2,731,496  1,761,679  1,755,072   2,093,220 2,178,193
Accumulation units issued
   and transferred from
   other funding options     813,826    441,196    105,964    323,340     286,392    98,580
Accumulation units
   redeemed and
   transferred to
   other funding options    (539,971)  (452,141)  (324,216)  (316,733)   (286,739) (183,553)
                           ---------  ---------  ---------  ---------   --------- ---------
Accumulation units
   end of year             2,994,406  2,720,551  1,543,427  1,761,679   2,092,873 2,093,220
                           =========  =========  =========  =========   ========= =========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION    DWSII MONEY MARKET
                                SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                                (CLASS B)                (CLASS B)                 (CLASS B)
                           --------------------  -------------------------  ----------------------
                              2007       2006         2007        2006         2007        2006
                           --------   --------     ----------  ----------   ----------  ----------
Accumulation units
   beginning of year        619,590    535,680     14,480,930  14,105,725    4,881,772   3,008,146
Accumulation units issued
   and transferred from
   other funding options    218,719    190,825        684,692   1,990,699    9,539,157   7,382,314
Accumulation units
   redeemed and
   transferred to
   other funding options   (203,132)  (106,915)    (1,272,031) (1,615,494)  (9,810,312) (5,508,688)
                           --------   --------     ----------  ----------   ----------  ----------
Accumulation units
   end of year              635,177    619,590     13,893,591  14,480,930    4,610,617   4,881,772
                           ========   ========     ==========  ==========   ==========  ==========

                                FIDELITY VIP       FIDELITY VIP DYNAMIC       FIDELITY VIP
                                 CONTRAFUND        CAPITAL APPRECIATION         MID CAP
                                 SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                              (SERVICE CLASS 2)     (SERVICE CLASS 2)      (SERVICE CLASS 2)
                           ----------------------  --------------------  ----------------------
                              2007        2006        2007      2006        2007        2006
                           ----------  ----------  --------  ---------   ----------  ----------
Accumulation units
   beginning of year       13,276,383  11,558,934   987,639  1,019,630   13,668,604  12,661,865
Accumulation units issued
   and transferred from
   other funding options    1,624,741   2,663,803   144,271    183,819    1,197,289   2,294,370
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,419,773)   (946,354) (218,941)  (215,810)  (1,677,846) (1,287,631)
                           ----------  ----------  --------   --------   ----------  ----------
Accumulation units
   end of year             13,481,351  13,276,383   912,969    987,639   13,188,047  13,668,604
                           ==========  ==========  ========   ========   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                                             DWSII TURNER
                           DWSII SMALL CAP GROWTH    DWSII TECHNOLOGY       MID CAP GROWTH
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)              (CLASS B)             (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ---------   ---------   ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       2,351,746   2,131,360   1,004,327  1,127,295  1,459,226  1,467,222
Accumulation units issued
   and transferred from
   other funding options     423,475     443,283     447,411    138,566    233,208    163,309
Accumulation units
   redeemed and
   transferred to
   other funding options    (430,265)   (222,897)   (292,449)  (261,534)  (236,341)  (171,305)
                           ---------   ---------   ---------  ---------  ---------  ---------
Accumulation units
   end of year             2,344,956   2,351,746   1,159,289  1,004,327  1,456,093  1,459,226
                           =========   =========   =========  =========  =========  =========

                                                           FTVIPT FRANKLIN
                                 FTVIPT FRANKLIN            SMALL MID-CAP            FTVIPT TEMPLETON
                           RISING DIVIDENDS SECURITIES    GROWTH SECURITIES   DEVELOPING MARKETS SECURITIES
                                    SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                    (CLASS 2)                 (CLASS 2)                  (CLASS 2)
                           ---------------------------  --------------------  -----------------------------
                               2007           2006         2007      2006           2007          2006
                             ---------     ---------    ---------  ---------    -----------   -----------
Accumulation units
   beginning of year         9,631,983     8,404,286    3,318,352  2,841,043      5,399,345    4,916,065
Accumulation units issued
   and transferred from
   other funding options     1,815,168     2,400,678    1,606,442  1,028,179      1,157,528    1,529,889
Accumulation units
   redeemed and
   transferred to
   other funding options    (2,007,015)   (1,172,981)    (602,041)  (550,870)    (1,300,557)  (1,046,609)
                            ----------    ----------    ---------  ---------     ----------   ----------
Accumulation units
   end of year               9,440,136     9,631,983    4,322,753  3,318,352      5,256,316    5,399,345
                            ==========    ==========    =========  =========     ==========   ==========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                      FTVIPT                   JANUS ASPEN         JANUS ASPEN
                           TEMPLETON FOREIGN SECURITIES  GLOBAL LIFE SCIENCES   GLOBAL TECHNOLOGY
                                    SUBACCOUNT                SUBACCOUNT           SUBACCOUNT
                                     (CLASS 2)              (SERVICE SHARES)     (SERVICE SHARES)
                           ----------------------------  --------------------  ------------------
                                2007           2006         2007      2006        2007     2006
                           -------------  -------------  ---------  ---------  ---------  -------
Accumulation units
   beginning of year         10,416,476      9,400,022    155,572    157,194     659,196  535,707
Accumulation units issued
   and transferred from
   other funding options      1,966,388      2,442,002     40,398      1,816     956,872  199,091
Accumulation units
   redeemed and
   transferred to
   other funding options     (2,201,869)    (1,425,548)   (29,110)    (3,438)    (57,413) (75,602)
                             ----------     ----------    -------    -------   ---------  -------
Accumulation units
   end of year               10,180,995     10,416,476    166,860    155,572   1,558,655  659,196
                             ==========     ==========    =======    =======   =========  =======

                           LMPVET APPRECIATION    LMPVET EQUITY INDEX  LMPVET FUNDAMENTAL VALUE
                                SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                (CLASS I)              (CLASS II)              (CLASS I)
                           -------------------  ---------------------  ------------------------
                             2007 (b)    2006      2007       2006        2007 (b)       2006
                           ----------    ----   ---------  ----------  ------------    -------
Accumulation units
   beginning of year               --     --    9,129,895   9,143,966            --       --
Accumulation units issued
   and transferred from
   other funding options    1,184,416     --      499,090   1,086,227     3,037,012       --
Accumulation units
   redeemed and
   transferred to
   other funding options     (112,861)    --     (970,744) (1,100,298)     (131,245)      --
                            ---------    ---    ---------   ---------     ---------      ---
Accumulation units
   end of year              1,071,555     --    8,658,241   9,129,895     2,905,767       --
                            =========    ===    =========   =========     =========      ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             JANUS ASPEN           LMPVET             LMPVET
                           WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                              SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                           (SERVICE SHARES)      (CLASS I)          (CLASS II)
                           ----------------  -----------------  -----------------
                             2007     2006    2007 (b)  2006     2007 (b)  2006
                           -------  -------  ---------  ----    ---------  ----
Accumulation units
   beginning of year       163,227  164,893         --    --           --    --
Accumulation units issued
   and transferred from
   other funding options    37,029    3,522  5,720,120    --    5,163,546    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (24,133)  (5,188)  (868,227)   --     (415,709)   --
                           -------  -------  ---------   ---    ---------   ---
Accumulation units
   end of year             176,123  163,227  4,851,893    --    4,747,837    --
                           =======  =======  =========   ===    =========   ===

                             LMPVET INVESTORS    LMPVET LARGE CAP GROWTH  LMPVET SMALL CAP GROWTH
                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                (CLASS I)              (CLASS I)                (CLASS I)
                           --------------------  -----------------------  -----------------------
                              2007       2006       2007 (b)    2006         2007         2006
                           ---------  ---------  ------------  ---------  -----------  ----------
Accumulation units
   beginning of year       1,947,674  1,832,284            --     --        2,869,723  2,879,621
Accumulation units issued
   and transferred from
   other funding options      54,645    292,625     1,985,499     --          118,818    471,394
Accumulation units
   redeemed and
   transferred to
   other funding options     (93,696)  (177,235)     (173,480)    --         (325,682)  (481,292)
                           ---------  ---------     ---------    ---        ---------  ---------
Accumulation units
   end of year             1,908,623  1,947,674     1,812,019     --        2,662,859  2,869,723
                           ---------  ---------     ---------    ---        ---------  ---------

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                LMPVET          LMPVPI ALL CAP       LMPVPI ALL CAP
                           SOCIAL AWARENESS       SUBACCOUNT           SUBACCOUNT
                              SUBACCOUNT          (CLASS I)            (CLASS II)
                           ----------------  ---------------------  -----------------
                             2007     2006    2007 (a)      2006    2007 (a)    2006
                           -------  -------  ----------  ---------  --------  -------
Accumulation units
   beginning of year       815,931  726,696   2,869,332  2,873,516   188,198   22,789
Accumulation units issued
   and transferred from
   other funding options    16,208  108,865      19,736    154,965    17,716  166,677
Accumulation units
   redeemed and
   transferred to
   other funding options    (9,359) (19,630) (2,889,068)  (159,149) (205,914)  (1,268)
                           -------  -------  ----------  ---------  --------  -------
Accumulation units
   end of year             822,780  815,931          --  2,869,332        --  188,198
                           =======  =======  ==========  =========  ========  =======

                                  LMPVPII               LMPVET
                             AGGRESSIVE GROWTH    CAPITAL AND INCOME         LMPVIT
                                SUBACCOUNT            SUBACCOUNT      ADJUSTABLE RATE INCOME
                                (CLASS II)            (CLASS II)            SUBACCOUNT
                           ---------------------  ------------------  ----------------------
                            2007 (a)     2006       2007 (b)   2006      2007       2006
                           ----------  ---------   ---------   ----   ---------  -----------
Accumulation units
   beginning of year        4,745,180  3,680,636          --     --   2,894,867   3,439,397
Accumulation units issued
   and transferred from
   other funding options      296,482  1,608,782   3,884,299     --     111,567     989,908
Accumulation units
   redeemed and
   transferred to
   other funding options   (5,041,662)  (544,238)   (263,670)    --    (605,303) (1,534,438)
                           ----------  ---------   ---------   ----   ---------  -----------
Accumulation units
   end of year                     --  4,745,180   3,620,629     --   2,401,131   2,894,867
                           ==========  =========   =========   ====   =========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                  LMPVPII                 LMPVPI                LMPVPII
                             GROWTH AND INCOME       LARGE CAP GROWTH      AGGRESSIVE GROWTH
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS I)              (CLASS I)              (CLASS I)
                           ---------------------  ---------------------  ---------------------
                            2007 (a)      2006     2007 (a)      2006     2007 (a)     2006
                           ----------  ---------  ----------  ---------  ----------  ---------
Accumulation units
   beginning of year        1,170,026  1,150,610   2,012,091  2,072,507   5,658,321  5,529,157
Accumulation units issued
   and transferred from
   other funding options       19,254     73,093      38,411    234,618     180,607    821,206
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,189,280)   (53,677) (2,050,502)  (295,034) (5,838,928)  (692,042)
                           ----------  ---------  ----------  ---------  ----------  ---------
Accumulation units
   end of year                     --  1,170,026          --  2,012,091          --  5,658,321
                           ==========  =========  ==========  =========  ==========  =========

                                                       LORD ABBETT             LORD ABBETT
                            LMPVPI TOTAL RETURN      GROWTH AND INCOME        MID-CAP VALUE
                                 SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                 (CLASS II)             (CLASS VC)              (CLASS VC)
                           ---------------------  ----------------------  ----------------------
                            2007 (a)      2006      2007 (a)      2006     2007 (a)      2006
                           ----------  ---------  -----------  ---------  ----------  ----------
Accumulation units
   beginning of year        3,314,367  2,171,929    9,932,005  9,338,526   7,690,373   8,163,451
Accumulation units issued
   and transferred from
   other funding options      228,874  1,371,443      124,553  1,233,150     118,079     816,651
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,543,241)  (229,005) (10,056,558)  (639,671) (7,808,452) (1,289,729)
                           ----------  ---------  -----------  ---------  ----------  ----------
Accumulation units
   end of year                     --  3,314,367           --  9,932,005          --   7,690,373
                           ==========  =========  ===========  =========  ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                   MIST
                               BATTERYMARCH          MIST BLACKROCK      MIST BLACKROCK
                               MID-CAP STOCK           HIGH YIELD        LARGE-CAP CORE
                                 SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                 (CLASS A)             (CLASS A)           (CLASS E)
                           --------------------  ---------------------  ---------------
                              2007       2006       2007        2006     2007 (b)  2006
                           ---------  ---------  ----------  ---------  ---------  ----
Accumulation units
   beginning of year       3,216,940         --   4,113,595         --         --    --
Accumulation units issued
   and transferred from
   other funding options     193,746  3,363,071   6,208,300  4,343,746  3,125,272    --
Accumulation units
   redeemed and
   transferred to
   other funding options    (298,598)  (146,131) (1,194,377)  (230,151)  (539,006)   --
                           ---------  ---------   ---------  ---------  ---------   ---
Accumulation units
   end of year             3,112,088  3,216,940   9,127,518  4,113,595  2,586,266    --
                           =========  =========   =========  =========  =========   ===

                                                                      MIST LEGG MASON PARTNERS
                             MIST JANUS FORTY    MIST LAZARD MID-CAP       MANAGED ASSETS
                                SUBACCOUNT            SUBACCOUNT             SUBACCOUNT
                                 (CLASS A)            (CLASS B)               (CLASS A)
                           --------------------  -------------------  ------------------------
                              2007       2006       2007 (b)  2006         2007       2006
                           ---------  ---------    ---------  ----      ---------  ---------
Accumulation units
   beginning of year       5,188,079         --          --     --      3,675,447         --
Accumulation units issued
   and transferred from
   other funding options     566,824  5,762,736     401,107     --        118,770  3,943,353
Accumulation units
   redeemed and
   transferred to
   other funding options    (594,085)  (574,657)    (16,058)    --       (211,594)  (267,906)
                           ---------  ---------     -------    ---      ---------  ---------
Accumulation units
   end of year             5,160,818  5,188,079     385,049     --      3,582,623  3,675,447
                           =========  =========     =======    ===      =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                               MIST BLACKROCK         MIST DREMAN     MIST HARRIS OAKMARK
                               LARGE-CAP CORE       SMALL-CAP VALUE      INTERNATIONAL
                                 SUBACCOUNT           SUBACCOUNT          SUBACCOUNT
                                  (CLASS A)            (CLASS A)           (CLASS A)
                           ---------------------  ------------------  --------------------
                            2007 (a)      2006      2007      2006       2007       2006
                           ----------  ---------  --------  --------  ---------  ---------
Accumulation units
   beginning of year        3,099,244         --   275,512        --  3,322,398         --
Accumulation units issued
   and transferred from
   other funding options       16,857  3,302,279   316,207   381,716  1,429,651  3,611,302
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,116,101)  (203,035) (211,038) (106,204)  (803,285)  (288,904)
                           ----------  ---------  --------  --------  ---------  ---------
Accumulation units
   end of year                     --  3,099,244   380,681   275,512  3,948,764  3,322,398
                           ==========  =========  ========  ========  =========  =========

                              MIST LORD ABBETT       MIST LORD ABBETT       MIST LORD ABBETT
                               BOND DEBENTURE        GROWTH AND INCOME       MID-CAP VALUE
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS A)              (CLASS B)             (CLASS B)
                           ---------------------  ----------------------  -------------------
                              2007        2006       2007        2006        2007       2006
                           ----------  ---------  ----------  ----------  ----------  -------
Accumulation units
   beginning of year       3,146,161          --  14,275,553          --      99,669       --
Accumulation units issued
   and transferred from
   other funding options     576,718   3,433,474  14,856,127  14,993,449  12,918,221  108,274
Accumulation units
   redeemed and
   transferred to
   other funding options    (756,597)   (287,313) (3,109,457)   (717,896) (1,378,605)  (8,605)
                           ---------   ---------  ----------  ----------  ----------   ------
Accumulation units
   end of year             2,966,282   3,146,161  26,022,223  14,275,553  11,639,285   99,669
                           =========   =========  ==========  ==========  ==========   ======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               MIST MET/AIM          MIST MET/AIM         MIST MET/AIM
                           CAPITAL APPRECIATION  CAPITAL APPRECIATION   SMALL CAP GROWTH
                                SUBACCOUNT            SUBACCOUNT           SUBACCOUNT
                                 (CLASS A)             (CLASS E)           (CLASS A)
                           --------------------  --------------------  -----------------
                              2007       2006        2007 (b)  2006       2007     2006
                           ---------  ---------     ---------  ----    --------  -------
Accumulation units
   beginning of year       2,015,446         --            --    --     151,251       --
Accumulation units issued
   and transferred from
   other funding options      86,651  2,139,092     4,971,536    --     314,696  154,551
Accumulation units
   redeemed and
   transferred to
   other funding options    (167,318)  (123,646)     (512,247)   --    (146,233)  (3,300)
                           ---------  ---------     ---------   ---     -------  -------
Accumulation units
   end of year             1,934,779  2,015,446     4,459,289    --     319,714  151,251
                           =========  =========     =========   ===     =======  =======

                            MIST NEUBERGER BERMAN     MIST OPPENHEIMER           MIST PIMCO
                                 REAL ESTATE        CAPITAL APPRECIATION  INFLATION PROTECTED BOND
                                 SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                  (CLASS A)              (CLASS B)                (CLASS A)
                           ----------------------  ---------------------  ------------------------
                              2007        2006        2007       2006           2007 (b)   2006
                           ----------  ----------  ----------  ---------       ----------  ----
Accumulation units
   beginning of year       14,706,355          --   5,583,958         --               --    --
Accumulation units issued
   and transferred from
   other funding options    1,900,596  16,175,653   1,593,063  6,236,033       11,241,613    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,856,920) (1,469,298) (1,140,259)  (652,075)      (1,096,790)   --
                           ----------  ----------  ----------  ---------       ----------   ---
Accumulation units
   end of year             12,750,031  14,706,355   6,036,762  5,583,958       10,144,823    --
                           ==========  ==========  ==========  =========       ==========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                           MIST MFS EMERGING  MIST MFS RESEARCH
                             MARKETS EQUITY     INTERNATIONAL       MIST MFS VALUE
                               SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                               (CLASS A)          (CLASS B)           (CLASS A)
                           -----------------  -----------------  --------------------
                              2007 (b)  2006    2007 (b)  2006      2007       2006
                             ---------  ----    --------  ----   ---------  ---------
Accumulation units
   beginning of year                --   --          --    --    5,844,597         --
Accumulation units issued
   and transferred from
   other funding options     2,153,591   --     937,540    --    1,441,701  6,289,699
Accumulation units
   redeemed and
   transferred to
   other funding options      (322,705)  --     (39,259)   --     (974,994)  (445,102)
                             ---------  ---     -------   ---    ---------  ---------
Accumulation units
   end of year               1,830,886   --     898,281    --    6,311,304  5,844,597
                             =========  ===     =======   ===    =========  =========

                                                 MIST PIONEER       MIST PIONEER
                           MIST PIONEER FUND    MID-CAP VALUE     STRATEGIC INCOME
                               SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                               (CLASS A)          (CLASS A)           (CLASS A)
                           -----------------  ----------------  --------------------
                              2007    2006     2007 (a)   2006      2007        2006
                            -------  -------   --------  ------  ---------  ---------
Accumulation units
   beginning of year        915,160       --   403,004       --  7,966,865         --
Accumulation units issued
   and transferred from
   other funding options     67,103  936,567     7,134  444,589    939,399  8,557,312
Accumulation units
   redeemed and
   transferred to
   other funding options   (272,490) (21,407) (410,138) (41,585)  (952,979)  (590,447)
                           --------  -------  --------  -------  ---------  ---------
Accumulation units
   end of year              709,773  915,160        --  403,004  7,953,285  7,966,865
                           ========  =======  ========  =======  =========  =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                              MIST THIRD AVENUE        MSF BLACKROCK        MSF BLACKROCK
                               SMALL CAP VALUE       AGGRESSIVE GROWTH       BOND INCOME
                                 SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                                  (CLASS B)              (CLASS D)            (CLASS A)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       11,792,862          --  3,413,185         --  7,798,698         --
Accumulation units issued
   and transferred from
   other funding options   15,734,507  12,210,404    392,831  3,578,209    737,988  8,462,148
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,600,075)   (417,542)  (387,135)  (165,024)  (816,797)  (663,450)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year             23,927,294  11,792,862  3,418,881  3,413,185  7,719,889  7,798,698
                           ==========  ==========  =========  =========  =========  =========

                                                                               MSF METLIFE
                                MSF METLIFE             MSF METLIFE          CONSERVATIVE TO
                           AGGRESSIVE ALLOCATION  CONSERVATIVE ALLOCATION  MODERATE ALLOCATION
                                SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)               (CLASS B)              (CLASS B)
                           ---------------------  -----------------------  ---------------------
                              2007        2006       2007         2006       2007        2006
                           ----------  ---------  ----------  -----------  ---------  ----------
Accumulation units
   beginning of year       1,576,664          --   2,592,542         --    1,853,011          --
Accumulation units issued
   and transferred from
   other funding options     569,918   1,713,712     847,935  2,641,429    3,144,748   1,952,711
Accumulation units
   redeemed and
   transferred to
   other funding options    (219,409)   (137,048)   (834,669)   (48,887)  (1,336,214)    (99,700)
                           ---------   ---------   ---------  ---------   ----------   ---------
Accumulation units
   end of year             1,927,173   1,576,664   2,605,808  2,592,542    3,661,545   1,853,011
                           =========   =========   =========  =========   ==========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                           MSF BLACKROCK MONEY MARKET    MSF FI LARGE CAP    MSF FI VALUE LEADERS
                                   SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                   (CLASS A)                (CLASS A)              (CLASS D)
                           --------------------------  --------------------  ---------------------
                                2007          2006        2007      2006        2007       2006
                            -----------   -----------  ---------  ---------  ---------  ----------
Accumulation units
   beginning of year         22,531,235            --  3,768,467         --  7,805,775          --
Accumulation units issued
   and transferred from
   other funding options     34,307,877    34,590,620    113,449  3,952,303    470,362   8,124,164
Accumulation units
   redeemed and
   transferred to
   other funding options    (24,040,617)  (12,059,385)  (405,727)  (183,836)  (624,559)   (318,389)
                            -----------   -----------  ---------  ---------  ---------   ---------
Accumulation units
   end of year               32,798,495    22,531,235  3,476,189  3,768,467  7,651,578   7,805,775
                            ===========   ===========  =========  =========  =========   =========

                                                        MSF METLIFE
                                 MSF METLIFE            MODERATE TO
                             MODERATE ALLOCATION   AGGRESSIVE ALLOCATION  MSF MFS TOTAL RETURN
                                  SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)              (CLASS B)              (CLASS B)
                           ----------------------  ---------------------  ---------------------
                              2007        2006        2007       2006        2007        2006
                           ----------  ----------  ----------  ---------  ----------  ---------
Accumulation units
   beginning of year       10,582,466          --   6,708,557         --  3,929,278          --
Accumulation units issued
   and transferred from
   other funding options    2,471,387  11,263,109   1,679,272  7,282,341  1,590,076   4,242,002
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,293,116)   (680,643) (2,184,319)  (573,784)  (486,637)   (312,724)
                           ----------  ----------  ----------  ---------  ---------   ---------
Accumulation units
   end of year             11,760,737  10,582,466   6,203,510  6,708,557  5,032,717   3,929,278
                           ==========  ==========  ==========  =========  =========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                       MSF OPPENHEIMER      MSF T. ROWE PRICE
                            MSF MFS TOTAL RETURN        GLOBAL EQUITY        LARGE CAP GROWTH
                                 SUBACCOUNT              SUBACCOUNT             SUBACCOUNT
                                 (CLASS F)                (CLASS B)             (CLASS B)
                           ----------------------  ----------------------  -------------------
                              2007        2006        2007        2006       2007       2006
                           ----------  ----------  ----------  ----------  --------  ---------
Accumulation units
   beginning of year       25,722,813          --  33,479,697          -- 2,365,014         --
Accumulation units issued
   and transferred from
   other funding options    1,167,773  27,356,393   2,303,702  36,311,128   224,399  2,635,279
Accumulation units
   redeemed and
   transferred to
   other funding options   (2,469,417) (1,633,580) (5,356,933) (2,831,431) (199,525)  (270,265)
                           ----------  ----------  ----------  ---------- ---------  ---------
Accumulation units
   end of year             24,421,169  25,722,813  30,426,466  33,479,697 2,389,888  2,365,014
                           ==========  ==========  ==========  ========== =========  =========

                           PIMCO VIT TOTAL RETURN  PIONEER AMERICA INCOME VCT  PIONEER BOND VCT
                                 SUBACCOUNT                SUBACCOUNT             SUBACCOUNT
                           (ADMINISTRATIVE CLASS)          (CLASS II)             (CLASS II)
                           ----------------------  --------------------------  ----------------
                              2007        2006       2007 (c)       2006        2007 (d)  2006
                           ----------  ----------   -----------  ----------    ---------  ----
Accumulation units
   beginning of year       24,626,133  22,715,127     8,438,521   7,378,651           --    --
Accumulation units issued
   and transferred from
   other funding options    2,349,273   3,933,547     3,663,714   3,095,937    9,125,288    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,140,604) (2,022,541)  (12,102,235) (2,036,067)    (227,940)   --
                           ----------  ----------   -----------  ----------    ---------   ---
Accumulation units
   end of year             23,834,802  24,626,133            --   8,438,521    8,897,348    --
                           ==========  ==========   ===========  ==========    =========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             MSF WESTERN ASSET      MSF WESTERN ASSET
                                MANAGEMENT             MANAGEMENT               PIMCO VIT
                              HIGH YIELD BOND        U.S. GOVERNMENT           REAL RETURN
                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                 (CLASS A)              (CLASS A)         (ADMINISTRATIVE CLASS)
                           ---------------------  ---------------------  ------------------------
                            2007 (a)      2006       2007        2006      2007 (a)       2006
                           ----------  ---------  ----------  ---------  -----------  -----------
Accumulation units
   beginning of year        6,376,927         --   5,917,674         --   10,339,811   9,966,865
Accumulation units issued
   and transferred from
   other funding options      376,308  6,932,418     635,895  6,558,211      477,387   1,820,158
Accumulation units
   redeemed and
   transferred to
   other funding options   (6,753,235)  (555,491) (1,162,059)  (640,537) (10,817,198) (1,447,212)
                           ----------   --------  ----------  ---------  -----------  ----------
Accumulation units
   end of year                     --  6,376,927   5,391,510  5,917,674           --  10,339,811
                           ==========   ========  ==========  =========  ===========  ==========

                                                       PIONEER EMERGING
                           PIONEER CULLEN VALUE VCT       MARKETS VCT      PIONEER EQUITY INCOME VCT
                                  SUBACCOUNT              SUBACCOUNT               SUBACCOUNT
                                  (CLASS II)              (CLASS II)               (CLASS II)
                           ------------------------  --------------------  -------------------------
                                2007       2006         2007       2006        2007        2006
                             ---------  ---------    ---------  ---------   ----------  -----------
Accumulation units
   beginning of year         4,297,206  1,317,687    3,672,536  2,673,916    7,097,228   5,593,506
Accumulation units issued
   and transferred from
   other funding options     2,431,693  3,347,734    1,120,206  1,638,593    1,882,074   2,656,143
Accumulation units
   redeemed and
   transferred to
   other funding options      (380,226)  (368,215)    (758,750)  (639,973)  (1,384,548) (1,152,421)
                             ---------  ---------    ---------  ---------   ----------  ----------
Accumulation units
   end of year               6,348,673  4,297,206    4,033,992  3,672,536    7,594,754   7,097,228
                             =========  =========    =========  =========   ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                             PIONEER EQUITY
                             OPPORTUNITY VCT     PIONEER FUND VCT     PIONEER GLOBAL HIGH YIELD VCT
                               SUBACCOUNT           SUBACCOUNT                 SUBACCOUNT
                               (CLASS II)           (CLASS II)                 (CLASS II)
                           ------------------  ---------------------  -----------------------------
                           2007 (c)    2006       2007       2006          2007            2006
                           --------  --------  ----------  ---------    ----------      ---------
Accumulation units
   beginning of year        157,920    29,930   6,574,991  5,875,325     3,094,636        670,475
Accumulation units issued
   and transferred from
   other funding options    643,206   145,078   4,960,574  1,441,436     2,052,285      2,877,657
Accumulation units
   redeemed and
   transferred to
   other funding options   (801,126)  (17,088)   (915,105)  (741,770)     (616,505)      (453,496)
                           --------   -------  ----------  ---------     ---------      ---------
Accumulation units
   end of year                   --   157,920  10,620,460  6,574,991     4,530,416      3,094,636
                           ========   =======  ==========  =========     =========      =========

                                PIONEER IBBOTSON                                PIONEER INTERNATIONAL
                             MODERATE ALLOCATION VCT  PIONEER INDEPENDENCE VCT        VALUE VCT
                                   SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                   (CLASS II)                (CLASS II)              (CLASS II)
                           -------------------------  ------------------------  ---------------------
                                2007          2006       2007         2006         2007        2006
                             ----------   ----------   ----------   ---------   ---------   ---------
Accumulation units
   beginning of year         33,497,696    4,662,565   1,389,954    1,184,218   2,234,002     873,269
Accumulation units issued
   and transferred from
   other funding options     19,312,093   29,480,619     497,153      343,955   1,190,952   1,498,574
Accumulation units
   redeemed and
   transferred to
   other funding options     (4,477,681)    (645,488)   (183,413)    (138,219)   (729,634)   (137,841)
                             ----------   ----------   ---------    ---------   ---------   ---------
Accumulation units
   end of year               48,332,108   33,497,696   1,703,694    1,389,954   2,695,320   2,234,002
                             ==========   ==========   =========    =========   =========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                       PIONEER IBBOTSON          PIONEER IBBOTSON
                           PIONEER HIGH YIELD VCT  AGGRESSIVE ALLOCATION VCT   GROWTH ALLOCATION VCT
                                 SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                 (CLASS II)               (CLASS II)                (CLASS II)
                           ----------------------  -------------------------  ----------------------
                              2007         2006         2007        2006         2007         2006
                           ----------  ----------  ------------  -----------  ----------  ----------
Accumulation units
   beginning of year       11,739,167   8,125,948    3,636,672    1,079,371   55,528,247   4,438,944
Accumulation units issued
   and transferred from
   other funding options    5,048,767   6,964,538      912,353    2,604,253   41,954,885  52,273,408
Accumulation units
   redeemed and
   transferred to
   other funding options   (6,430,691) (3,351,319)    (145,293)     (46,952)  (5,796,944) (1,184,105)
                           ----------  ----------    ---------    ---------   ----------  ----------
Accumulation units
   end of year             10,357,243  11,739,167    4,403,732    3,636,672   91,686,188  55,528,247
                           ==========  ==========    =========    =========   ==========  ==========

                                                         PIONEER OAK RIDGE     PIONEER REAL ESTATE
                           PIONEER MID CAP VALUE VCT   LARGE CAP GROWTH VCT         SHARES VCT
                                  SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                  (CLASS II)                (CLASS II)              (CLASS II)
                           -------------------------  ----------------------  ----------------------
                               2007          2006         2007       2006        2007        2006
                            -----------  -----------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year         5,977,757    5,101,198    4,895,868   3,981,959   4,536,822   3,539,719
Accumulation units issued
   and transferred from
   other funding options     1,577,586    1,997,504    1,142,360   1,981,145   1,111,440   1,711,288
Accumulation units
   redeemed and
   transferred to
   other funding options    (1,192,980)  (1,120,945)  (1,154,178) (1,067,236) (1,600,366)   (714,185)
                            ----------   ----------   ----------  ----------  ----------   ---------
Accumulation units
   end of year               6,362,363    5,977,757    4,884,050   4,895,868   4,047,896   4,536,822
                            ==========   ==========   ==========  ==========  ==========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           PIONEER SMALL AND MID CAP
                                   GROWTH VCT         PIONEER SMALL CAP VALUE VCT  PIONEER STRATEGIC INCOME VCT
                                   SUBACCOUNT                  SUBACCOUNT                   SUBACCOUNT
                                   (CLASS II)                  (CLASS II)                   (CLASS II)
                           -------------------------  ---------------------------  ----------------------------
                              2007 (c)      2006            2007       2006              2007       2006
                             ----------  ---------       ---------  ---------         ----------  ----------
Accumulation units
   beginning of year          1,958,429  1,574,787       4,227,642  2,736,236         15,976,603  13,239,389
Accumulation units issued
   and transferred from
   other funding options        575,778    467,306         708,121  2,141,083          4,568,930   4,938,561
Accumulation units
   redeemed and
   transferred to
   other funding options     (2,534,207)   (83,664)       (769,442)  (649,677)        (2,745,238) (2,201,347)
                             ----------  ---------       ---------  ---------         ----------  ----------
Accumulation units
   end of year                       --  1,958,429       4,166,321  4,227,642         17,800,295  15,976,603
                             ==========  =========       =========  =========         ==========  ==========

                           VAN KAMPEN LIT COMSTOCK  VAN KAMPEN LIT ENTERPRISE
                                 SUBACCOUNT                 SUBACCOUNT
                                 (CLASS II)                 (CLASS II)
                           -----------------------  -------------------------
                              2007        2006             2007     2006
                           ----------  ----------        -------  -------
Accumulation units
   beginning of year        9,180,155   9,419,284        130,233  128,454
Accumulation units issued
   and transferred from
   other funding options      711,896     829,323          3,027    4,219
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,518,296) (1,068,452)        (5,098)  (2,440)
                           ----------  ----------        -------  -------
Accumulation units
   end of year              8,373,755   9,180,155        128,162  130,233
                           ==========  ==========        =======  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             PIONEER VALUE VCT    PUTNAM VT INTERNATIONAL EQUITY  PUTNAM VT SMALL CAP VALUE
                                 SUBACCOUNT                 SUBACCOUNT                    SUBACCOUNT
                                 (CLASS II)                 (CLASS IB)                    (CLASS IB)
                           ---------------------  ------------------------------  -------------------------
                            2007 (c)      2006          2007 (a)    2006             2007 (a)     2006
                           ----------  ---------        --------  -------           ----------  ---------
Accumulation units
   beginning of year        4,145,657  3,810,379         355,928  377,849            7,588,935  7,438,554
Accumulation units issued
   and transferred from
   other funding options      427,838    790,341             936   26,406               75,921    968,543
Accumulation units
   redeemed and
   transferred to
   other funding options   (4,573,495)  (455,063)       (356,864) (48,327)          (7,664,856)  (818,162)
                           ----------  ---------        --------  -------           ----------  ---------
Accumulation units
   end of year                     --  4,145,657              --  355,928                   --  7,588,935
                           ==========  =========        ========  =======           ==========  =========

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 and the Board of Directors of MetLife Insurance Company of Connecticut:

We have audited the accompanying statements of assets and liabilities of MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Separate Account") of MetLife Insurance Company of Connecticut (the "Company") comprising each of the individual Subaccounts listed in Appendix A as of December 31, 2007, and the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for the periods presented in the year ended December 31, 2007, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Subaccounts listed in Appendix B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in Note 5 for the periods in the two years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts constituting the Separate Account of the Company as of December 31, 2007, the results of their operations for the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008

                                   APPENDIX A

AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged All Cap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds VIS Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus Mid Cap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class 2)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI Capital Growth Subaccount (Class B)
DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)
DWSII International Subaccount (Class B)
DWS Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Contrafund Subaccount (Service Class)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Income Securities Subaccount (Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Appreciation Subaccount (Class I)
LMPVET Appreciation Subaccount (Class II)
LMPVET Capital Subaccount
LMPVET Dividend Strategy Subaccount (Class A)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Global Equity Subaccount
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Mid Cap Core Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
LMPVIT Diversified Strategic Income Subaccount
LMPVIT High Income Subaccount
LMPVIT Money Market Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)

MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Bond Income Subaccount (Class E)
MSF BlackRock Money Market Subaccount (Class A)
MSF Capital Guardian U.S. Equity Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A)
PIMCO VIT Total Return Subaccount (Administrative Class)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)
Van Kampen LIT Strategic Growth Subaccount (Class I)

                                   APPENDIX B

Credit Suisse Trust Emerging Markets Subaccount
LMPIS Premier Selections All Cap Growth Subaccount
LMPVET Multiple Discipline Subaccount-Large Cap Growth and Value
LMPVPI All Cap Subaccount (Class I)
LMPVPII Growth and Income Subaccount (Class I)
LMPVPV Small Cap Growth Opportunities Subaccount
LMPVPI Large Cap Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class I)
Lord Abbett Growth and Income Subaccount (Class VC)
Lord Abbett Mid-Cap Value Subaccount (Class VC)
MIST BlackRock Large-Cap Core Subaccount (Class A)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST Pioneer Mid-Cap Value Subaccount (Class A)
MSF Western Asset Management High Yield Bond Subaccount (Class A)
PIMCO VIT Real Return Subaccount (Administrative Class)
Putnam VT International Equity Subaccount (Class IB)
Putnam VT Small Cap Value Subaccount (Class IB)

                 METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT
                     VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2007

                                AIM V.I.    ALGER AMERICAN   AMERICAN FUNDS  AMERICAN FUNDS
                                UTILITIES  LEVERAGED ALLCAP   GLOBAL GROWTH   GROWTH-INCOME
                               SUBACCOUNT     SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                               (SERIES I)      (CLASS S)        (CLASS 2)       (CLASS 2)
                               ----------  ----------------  --------------  --------------
ASSETS:
   Investments at fair value     $68,966       $207,090        $4,052,951      $7,398,451
   Due from MetLife Insurance
      Company of Connecticut          --             --                --              --
                                 -------       --------        ----------      ----------
         Total Assets             68,966        207,090         4,052,951       7,398,451
                                 -------       --------        ----------      ----------
LIABILITIES:
   Other payables
      Insurance charges               11             31               641           1,209
      Administrative fees              1              3                50              91
   Due to MetLife Insurance
      Company of Connecticut          --             --                --              --
                                 -------       --------        ----------      ----------
         Total Liabilities            12             34               691           1,300
                                 -------       --------        ----------      ----------
NET ASSETS                       $68,954       $207,056        $4,052,260      $7,397,151
                                 =======       ========        ==========      ==========

   The accompanying notes are an integral part of these financial statements.

                               AMERICAN FUNDS                             DREYFUS       DREYFUS SOCIALLY
                                   GROWTH      CREDIT SUISSE TRUST     MIDCAP STOCK    RESPONSIBLE GROWTH
                                 SUBACCOUNT      GLOBAL SMALL CAP       SUBACCOUNT         SUBACCOUNT
                                  (CLASS 2)         SUBACCOUNT       (SERVICE SHARES)   (SERVICE SHARES)
                               --------------  --------------------  ----------------  ------------------
ASSETS:
   Investments at fair value     $9,149,576           $1,959             $381,677            $2,554
   Due from MetLife Insurance
      Company of Connecticut             --               --                   --                --
                                 ----------           ------             --------            ------
         Total Assets             9,149,576            1,959              381,677             2,554
                                 ----------           ------             --------            ------
LIABILITIES:
   Other payables
      Insurance charges               1,489               --                   60                 1
      Administrative fees               113               --                    4                --
   Due to MetLife Insurance
      Company of Connecticut             --               --                   --                 3
                                 ----------           ------             --------            ------
         Total Liabilities            1,602               --                   64                 4
                                 ----------           ------             --------            ------
NET ASSETS                       $9,147,974           $1,959             $381,613            $2,550
                                 ==========           ======             ========            ======

   The accompanying notes are an integral part of these financial statements.

                                  DREYFUS VIF        DREYFUS VIF          DWS VIT
                                 APPRECIATION    DEVELOPING LEADERS  EQUITY 500 INDEX
                                  SUBACCOUNT          SUBACCOUNT        SUBACCOUNT
                               (INITIAL SHARES)   (INITIAL SHARES)       (CLASS 2)
                               ----------------  ------------------  ----------------
ASSETS:
   Investments at fair value        $76,010           $352,064           $467,586
   Due from MetLife Insurance
      Company of Connecticut             --                 --                 --
                                    -------           --------           --------
         Total Assets                76,010            352,064            467,586
                                    -------           --------           --------
LIABILITIES:
   Other payables
      Insurance charges                  10                 50                 73
      Administrative fees                 1                  4                  6
   Due to MetLife Insurance
      Company of Connecticut             --                 --                 --
                                    -------           --------           --------
         Total Liabilities               11                 54                 79
                                    -------           --------           --------
NET ASSETS                          $75,999           $352,010           $467,507
                                    =======           ========           ========

                                    DWS VIT RREEF              DWSI               DWSI
                               REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES  CAPITAL GROWTH
                                     SUBACCOUNT             SUBACCOUNT         SUBACCOUNT
                                      (CLASS B)              (CLASS B)          (CLASS B)
                               ----------------------  --------------------  --------------
ASSETS:
   Investments at fair value          $246,847               $223,944           $621,209
   Due from MetLife Insurance
      Company of Connecticut                --                     --                 --
                                      --------               --------           --------
         Total Assets                  246,847                223,944            621,209
                                      --------               --------           --------
LIABILITIES:
   Other payables
      Insurance charges                     37                     32                 95
      Administrative fees                    3                      2                  7
   Due to MetLife Insurance
      Company of Connecticut                --                     --                 --
                                      --------               --------           --------
         Total Liabilities                  40                     34                102
                                      --------               --------           --------
NET ASSETS                            $246,807               $223,910           $621,107
                                      ========               ========           ========

   The accompanying notes are an integral part of these financial statements.

                                     DWSI           DWSI        DWSII         DWSI
                               GROWTH & INCOME  HEALTH CARE   BALANCED   INTERNATIONAL
                                  SUBACCOUNT     SUBACCOUNT  SUBACCOUNT    SUBACCOUNT
                                  (CLASS B)      (CLASS B)    (CLASS B)    (CLASS B)
                               ---------------  -----------  ----------  -------------
ASSETS:
   Investments at fair value       $174,925       $127,457    $107,263      $356,687
   Due from MetLife Insurance
      Company of Connecticut             --             --          --            --
                                   --------       --------    --------      --------
         Total Assets               174,925        127,457     107,263       356,687
                                   --------       --------    --------      --------
LIABILITIES:
   Payables
      Insurance charges                  27             19          17            55
      Administrative fees                 2              2           1             4
   Due to MetLife Insurance
      Company of Connecticut             --             --          --            --
                                   --------       --------    --------      --------
         Total Liabilities               29             21          18            59
                                   --------       --------    --------      --------
NET ASSETS                         $174,896       $127,436    $107,245      $356,628
                                   ========       ========    ========      ========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII          DWSII    DWSII CONSERVATIVE   DWSII CORE    DWSII DAVIS      DWSII DREMAN
                               STRATEGIC INCOME   BLUE CHIP      ALLOCATION      FIXED INCOME  VENTURE VALUE  HIGH RETURN EQUITY
                                  SUBACCOUNT     SUBACCOUNT      SUBACCOUNT       SUBACCOUNT    SUBACCOUNT        SUBACCOUNT
                                   (CLASS B)      (CLASS B)       (CLASS B)        (CLASS B)     (CLASS B)         (CLASS B)
                               ----------------  ----------  ------------------  ------------  -------------  ------------------
ASSETS:
   Investments at fair value       $119,468       $286,580        $175,335         $657,591       $589,532        $1,139,619
   Due from MetLife Insurance
      Company of Connecticut             --             --              --               --             --                --
                                   --------       --------        --------         --------       --------        ----------
         Total Assets               119,468        286,580         175,335          657,591        589,532         1,139,619
                                   --------       --------        --------         --------       --------        ----------
LIABILITIES:
   Payables
      Insurance charges                  18             43              24               96             89               164
      Administrative fees                 2              3               2                8              7                14
   Due to MetLife Insurance
      Company of Connecticut             --             --              --               --             --                --
                                   --------       --------        --------         --------       --------        ----------
         Total Liabilities               20             46              26              104             96               178
                                   --------       --------        --------         --------       --------        ----------
NET ASSETS                         $119,448       $286,534        $175,309         $657,487       $589,436        $1,139,441
                                   ========       ========        ========         ========       ========        ==========

   The accompanying notes are an integral part of these financial statements.

                                   DWSII DREMAN          DWSII       DWSII GOVERNMENT &        DWSII
                               SMALL MID CAP VALUE  GLOBAL THEMATIC   AGENCY SECURITIES  GROWTH ALLOCATION
                                    SUBACCOUNT         SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                    (CLASS B)          (CLASS B)          (CLASS B)          (CLASS B)
                               -------------------  ---------------  ------------------  -----------------
ASSETS:
   Investments at fair value         $481,905           $135,380          $305,207            $117,413
   Due from MetLife Insurance
      Company of Connecticut              787                 --                --                  --
                                     --------           --------          --------            --------
         Total Assets                 482,692            135,380           305,207             117,413
                                     --------           --------          --------            --------
LIABILITIES:
   Other Payables
      Insurance charges                    74                 22                45                  18
      Administrative fees                   6                  2                 4                   1
   Due to MetLife Insurance
      Company of Connecticut               --                 --                --                  --
                                     --------           --------          --------            --------
         Total Liabilities                 80                 24                49                  19
                                     --------           --------          --------            --------
NET ASSETS                           $482,612           $135,356          $305,158            $117,394
                                     ========           ========          ========            ========

   The accompanying notes are an integral part of these financial statements.

                                  DWSII     DWSII INTERNATIONAL    DWSII JANUS
                               HIGH INCOME     SELECT EQUITY     GROWTH & INCOME
                                SUBACCOUNT       SUBACCOUNT         SUBACCOUNT
                                (CLASS B)        (CLASS B)          (CLASS B)
                               -----------  -------------------  ---------------
ASSETS:
   Investments at fair value     $414,592         $327,823           $227,617
   Due from MetLife Insurance
      Company of Connecticut           --               --                 --
                                 --------         --------           --------
         Total Assets             414,592          327,823            227,617
                                 --------         --------           --------
LIABILITIES:
   Other Payables
      Insurance charges                61               48                 34
      Administrative fees               5                4                  3
   Due to MetLife Insurance
      Company of Connecticut           --               --                 --
                                 --------         --------           --------
         Total Liabilities             66               52                 37
                                 --------         --------           --------
NET ASSETS                       $414,526         $327,771           $227,580
                                 ========         ========           ========

                                    DWSII            DWSII             DWSII
                               LARGE CAP VALUE  MID CAP GROWTH  MODERATE ALLOCATION
                                  SUBACCOUNT      SUBACCOUNT         SUBACCOUNT
                                  (CLASS B)        (CLASS B)         (CLASS B)
                               ---------------  --------------  -------------------
ASSETS:
   Investments at fair value       $344,910          $3,684           $588,074
   Due from MetLife Insurance
      Company of Connecticut            200              --                 --
                                   --------          ------           --------
         Total Assets               345,110           3,684            588,074
                                   --------          ------           --------
LIABILITIES:
   Other Payables
      Insurance charges                  53               1                 97
      Administrative fees                 4              --                  8
   Due to MetLife Insurance
      Company of Connecticut             --              --                 --
                                   --------          ------           --------
         Total Liabilities               57               1                105
                                   --------          ------           --------
NET ASSETS                         $345,053          $3,683           $587,969
                                   ========          ======           ========

   The accompanying notes are an integral part of these financial statements.

                                                                                DWSII
                                   DWSII           DWSII          DWSII    TURNER MID CAP
                               MONEY MARKET  SMALL CAP GROWTH  TECHNOLOGY      GROWTH
                                SUBACCOUNT      SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                 (CLASS B)       (CLASS B)      (CLASS B)     (CLASS B)
                               ------------  ----------------  ----------  --------------
ASSETS:
   Investments at fair value    $12,136,806      $156,646       $270,174      $177,771
   Due from MetLife Insurance
      Company of Connecticut             --            --             --            --
                                -----------      --------       --------      --------
         Total Assets            12,136,806       156,646        270,174       177,771
                                -----------      --------       --------      --------
LIABILITIES:
   Other Payables
      Insurance charges               1,555            25             40            27
      Administrative fees               150             2              3             2
   Due to MetLife Insurance
      Company of Connecticut             --            --             --            --
                                -----------      --------       --------      --------
         Total Liabilities            1,705            27             43            29
                                -----------      --------       --------      --------
NET ASSETS                      $12,135,101      $156,619       $270,131      $177,742
                                ===========      ========       ========      ========

   The accompanying notes are an integral part of these financial statements.

                                                                      FIDELITY VIP
                                  FIDELITY VIP      FIDELITY VIP    DYNAMIC CAPITAL
                                   CONTRAFUND        CONTRAFUND       APPRECIATION
                                   SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                               (SERVICE CLASS 2)  (SERVICE CLASS)  (SERVICE CLASS 2)
                               -----------------  ---------------  -----------------
ASSETS:
   Investments at fair value       $1,111,494         $465,828          $59,672
   Due from MetLife Insurance
      Company of Connecticut               --               --               --
                                   ----------         --------          -------
         Total Assets               1,111,494          465,828           59,672
                                   ----------         --------          -------
LIABILITIES:
   Other Payables
      Insurance charges                   173               75                8
      Administrative fees                  14                6               --
   Due to MetLife Insurance
      Company of Connecticut               --               --               --
                                   ----------         --------          -------
         Total Liabilities                187               81                8
                                   ----------         --------          -------
NET ASSETS                         $1,111,307         $465,747          $59,664
                                   ==========         ========          =======

                                                                      FTVIPT FRANKLIN
                                  FIDELITY VIP     FTVIPT FRANKLIN     SMALL-MID CAP
                                    MID CAP       INCOME SECURITIES  GROWTH SECURITIES
                                   SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                               (SERVICE CLASS 2)      (CLASS 2)          (CLASS 2)
                               -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value       $1,468,964          $120,309           $406,194
   Due from MetLife Insurance
      Company of Connecticut               --                --                 --
                                   ----------          --------           --------
         Total Assets               1,468,964           120,309            406,194
                                   ----------          --------           --------
LIABILITIES:
   Other Payables
      Insurance charges                   235                21                 64
      Administrative fees                  19                 1                  5
   Due to MetLife Insurance
      Company of Connecticut               --                --                 --
                                   ----------          --------           --------
         Total Liabilities                254                22                 69
                                   ----------          --------           --------
NET ASSETS                         $1,468,710          $120,287           $406,125
                                   ==========          ========           ========

   The accompanying notes are an integral part of these financial statements.

                                FTVIPT TEMPLETON
                               DEVELOPING MARKETS   FTVIPT TEMPLETON       JANUS ASPEN          JANUS ASPEN
                                   SECURITIES      FOREIGN SECURITIES  GLOBAL LIFE SCIENCES  GLOBAL TECHNOLOGY
                                   SUBACCOUNT          SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                    (CLASS 2)           (CLASS 2)        (SERVICE SHARES)     (SERVICE SHARES)
                               ------------------  ------------------  --------------------  -----------------
ASSETS:
   Investments at fair value       $1,382,395          $1,584,559             $23,829             $51,308
   Due from MetLife Insurance
      Company of Connecticut               --                  --                  --                  --
                                   ----------          ----------             -------             -------
         Total Assets               1,382,395           1,584,559              23,829              51,308
                                   ----------          ----------             -------             -------
LIABILITIES:
   Other payables
      Insurance charges                   210                 250                   4                   7
      Administrative fees                  17                  20                   1                   1
   Due to MetLife Insurance
      Company of Connecticut            3,709                  --                  --                  --
                                   ----------          ----------             -------             -------
         Total Liabilities              3,936                 270                   5                   8
                                   ----------          ----------             -------             -------
NET ASSETS                         $1,378,459          $1,584,289             $23,824             $51,300
                                   ==========          ==========             =======             =======

   The accompanying notes are an integral part of these financial statements.

                                  JANUS ASPEN       JANUS ASPEN          LMPVET          LMPVET        LMPVET
                                MID CAP GROWTH   WORLDWIDE GROWTH  AGGRESSIVE GROWTH  APPRECIATION  APPRECIATION    LMPVET
                                  SUBACCOUNT        SUBACCOUNT         SUBACCOUNT      SUBACCOUNT    SUBACCOUNT    CAPITAL
                               (SERVICE SHARES)  (SERVICE SHARES)      (CLASS I)        (CLASS I)    (CLASS II)   SUBACCOUNT
                              -----------------  ----------------  -----------------  ------------  ------------  ----------
ASSETS:
   Investments at fair value       $195,982           $31,659          $1,525,596       $766,773      $643,500    $4,718,670
   Due from MetLife Insurance
      Company of Connecticut             --                --                  --             --            --            --
                                   --------           -------          ----------       --------      --------    ----------
         Total Assets               195,982            31,659           1,525,596        766,773       643,500     4,718,670
                                   --------           -------          ----------       --------      --------    ----------
LIABILITIES:
   Other payables
      Insurance charges                  30                 5                 237            122            99           813
      Administrative fees                 2                --                  19              9             8            58
   Due to MetLife Insurance
      Company of Connecticut             --                --                  --             --            --            --
                                   --------           -------          ----------       --------      --------    ----------
         Total Liabilities               32                 5                 256            131           107           871
                                   --------           -------          ----------       --------      --------    ----------
NET ASSETS                         $195,950           $31,654          $1,525,340       $766,642      $643,393    $4,717,799
                                   ========           =======          ==========       ========      ========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                     LMPVET           LMPVET
                                     LMPVET       EQUITY INDEX  FUNDAMENTAL VALUE      LMPVET
                               DIVIDEND STRATEGY   SUBACCOUNT       SUBACCOUNT     GLOBAL EQUITY
                                   SUBACCOUNT      (CLASS II)       (CLASS I)        SUBACCOUNT
                               -----------------  ------------  -----------------  -------------
ASSETS:
   Investments at fair value        $65,436        $1,021,831       $1,229,061        $512,129
   Due from MetLife Insurance
      Company of Connecticut             --                --               --              --
                                    -------        ----------       ----------        --------
         Total Assets                65,436         1,021,831        1,229,061         512,129
                                    -------        ----------       ----------        --------
LIABILITIES:
   Other payables
      Insurance charges                   9               156              200              87
      Administrative fees                 1                13               15               6
   Due to MetLife Insurance
      Company of Connecticut             --                --               --              --
                                    -------        ----------       ----------        --------
         Total Liabilities               10               169              215              93
                                    -------        ----------       ----------        --------
NET ASSETS                          $65,426        $1,021,662       $1,228,846        $512,036
                                    =======        ==========       ==========        ========

   The accompanying notes are an integral part of these financial statements.

                                 LMPVET         LMPVET          LMPVET          LMPVET             LMPVET             LMPVIT
                                INVESTORS  LARGE CAP GROWTH  MID CAP CORE  SMALL CAP GROWTH  CAPITAL AND INCOME  ADJUSTABLE RATE
                               SUBACCOUNT     SUBACCOUNT      SUBACCOUNT      SUBACCOUNT         SUBACCOUNT           INCOME
                                (CLASS I)      (CLASS I)       (CLASS I)       (CLASS I)         (CLASS II)         SUBACCOUNT
                               ----------  ----------------  ------------  ----------------  ------------------  ---------------
ASSETS:
   Investments at fair value    $290,696       $333,600        $351,303        $688,830          $3,252,792          $278,977
   Due from MetLife Insurance
      Company of Connecticut          --             --              --              --                  --                --
                                --------       --------        --------        --------          ----------          --------
         Total Assets            290,696        333,600         351,303         688,830           3,252,792           278,977
                                --------       --------        --------        --------          ----------          --------
LIABILITIES:
   Other payables
      Insurance charges               45             51              60             114                 525                42
      Administrative fees              4              4               4               9                  40                 3
   Due to MetLife Insurance
      Company of Connecticut          --             --              --              --               2,761                --
                                --------       --------        --------        --------          ----------          --------
         Total Liabilities            49             55              64             123               3,326                45
                                --------       --------        --------        --------          ----------          --------
NET ASSETS                      $290,647       $333,545        $351,239        $688,707          $3,249,466          $278,932
                                ========       ========        ========        ========          ==========          ========

   The accompanying notes are an integral part of these financial statements.

                                      LMPVIT                                    MIST BATTERYMARCH
                               DIVERSIFIED SRATEGIC    LMPVIT        LMPVIT       MID-CAP STOCK
                                      INCOME         HIGH INCOME  MONEY MARKET      SUBACCOUNT
                                    SUBACCOUNT        SUBACCOUNT   SUBACCOUNT       (CLASS A)
                               --------------------  -----------  ------------  -----------------
ASSETS:
   Investments at fair value         $294,133         $1,126,571   $1,619,389        $215,767
   Due from MetLife Insurance
      Company of Connecticut               --                 --           --              --
                                     --------         ----------   ----------        --------
         Total Assets                 294,133          1,126,571    1,619,389         215,767
                                     --------         ----------   ----------        --------
LIABILITIES:
   Other payables
      Insurance charges                    43                169          267              30
      Administrative fees                   4                 13           20               3
   Due to MetLife Insurance
      Company of Connecticut               --                 --           --              --
                                     --------         ----------   ----------        --------
         Total Liabilities                 47                182          287              33
                                     --------         ----------   ----------        --------
NET ASSETS                           $294,086         $1,126,389   $1,619,102        $215,734
                                     ========         ==========   ==========        ========

   The accompanying notes are an integral part of these financial statements.

                                                                                 MIST HARRIS
                               MIST BLACKROCK  MIST BLACKROCK    MIST DREMAN       OAKMARK      MIST JANUS  MIST LAZARD
                                 HIGH YIELD    LARGE-CAP CORE  SMALL-CAP VALUE  INTERNATIONAL     FORTY       MID-CAP
                                 SUBACCOUNT      SUBACCOUNT       SUBACCOUNT      SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
                                  (CLASS A)       (CLASS E)       (CLASS A)       (CLASS A)     (CLASS A)    (CLASS B)
                               --------------  --------------  ---------------  -------------  -----------  -----------
ASSETS:
   Investments at fair value      $779,525       $2,458,631        $35,416         $701,840      $751,125      $6,829
   Due from MetLife Insurance
      Company of Connecticut            --               --             --               --            --          --
                                  --------       ----------        -------         --------      --------      ------
         Total Assets              779,525        2,458,631         35,416          701,840       751,125       6,829
                                  --------       ----------        -------         --------      --------      ------
LIABILITIES:
   Other payables
      Insurance charges                105              406              6              107           114           1
      Administrative fees               10               31             --                9             9          --
   Due to MetLife Insurance
      Company of Connecticut            --               --             --               --            --          --
                                  --------       ----------        -------         --------      --------      ------
         Total Liabilities             115              437              6              116           123           1
                                  --------       ----------        -------         --------      --------      ------
NET ASSETS                        $779,410       $2,458,194        $35,410         $701,724      $751,002      $6,828
                                  ========       ==========        =======         ========      ========      ======

   The accompanying notes are an integral part of these financial statements.

                               MIST LEGG MASON
                                  PARTNERS      MIST LORD ABBETT  MIST LORD ABBETT   MIST LORD ABBETT
                               MANAGED ASSETS    BOND DEBENTURE   GROWTH AND INCOME   MID-CAP VALUE
                                 SUBACCOUNT        SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                  (CLASS A)        (CLASS A)          (CLASS B)         (CLASS B)
                               ---------------  ----------------  -----------------  ----------------
ASSETS:
   Investments at fair value       $54,555          $395,808          $4,578,382        $3,671,176
   Due from MetLife Insurance
      Company of Connecticut            --                --                  --                --
                                   -------          --------          ----------        ----------
         Total Assets               54,555           395,808           4,578,382         3,671,176
                                   -------          --------          ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  8                60                 697               594
      Administrative fees               --                 5                  57                45
   Due to MetLife Insurance
      Company of Connecticut            --                --                  --                --
                                   -------          --------          ----------        ----------
         Total Liabilities               8                65                 754               639
                                   -------          --------          ----------        ----------
NET ASSETS                         $54,547          $395,743          $4,577,628        $3,670,537
                                   =======          ========          ==========        ==========

   The accompanying notes are an integral part of these financial statements.

                                                         MIST MFS
                                    MIST MET/AIM     EMERGING MARKETS  MIST MFS RESEARCH
                               CAPITAL APPRECIATION       EQUITY         INTERNATIONAL
                                     SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                     (CLASS A)           (CLASS A)         (CLASS B)
                               --------------------  ----------------  -----------------
ASSETS:
   Investments at fair value         $246,617            $261,043          $219,502
   Due from MetLife Insurance
      Company of Connecticut               --                  --                --
                                     --------            --------          --------
         Total Assets                 246,617             261,043           219,502
                                     --------            --------          --------
LIABILITIES:
   Other payables
      Insurance charges                    35                  40                36
      Administrative fees                   3                   3                 3
   Due to MetLife Insurance
      Company of Connecticut               --                  --                --
                                     --------            --------          --------
         Total Liabilities                 38                  43                39
                                     --------            --------          --------
NET ASSETS                           $246,579            $261,000          $219,463
                                     ========            ========          ========

                                                     MIST            MIST PIMCO
                                               NEUBERGER BERMAN  INFLATION PROTECTED
                               MIST MFS VALUE     REAL ESTATE           BOND
                                 SUBACCOUNT       SUBACCOUNT         SUBACCOUNT
                                  (CLASS A)        (CLASS A)          (CLASS A)
                               --------------  ----------------  -------------------
ASSETS:
   Investments at fair value      $282,429         $931,303           $1,616,482
   Due from MetLife Insurance
      Company of Connecticut            --               --                   --
                                  --------         --------           ----------
         Total Assets              282,429          931,303            1,616,482
                                  --------         --------           ----------
LIABILITIES:
   Other payables
      Insurance charges                 46              139                  238
      Administrative fees                4               11                   20
   Due to MetLife Insurance
      Company of Connecticut            --               --                   --
                                  --------         --------           ----------
         Total Liabilities              50              150                  258
                                  --------         --------           ----------
NET ASSETS                        $282,379         $931,153           $1,616,224
                                  ========         ========           ==========

   The accompanying notes are an integral part of these financial statements.

                                                    MIST PIONEER    MIST THIRD AVENUE    MSF BLACKROCK
                               MIST PIONEER FUND  STRATEGIC INCOME   SMALL CAP VALUE   AGGRESSIVE GROWTH
                                   SUBACCOUNT        SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                    (CLASS A)         (CLASS A)         (CLASS B)          (CLASS D)
                               -----------------  ----------------  -----------------  -----------------
ASSETS:
   Investments at fair value        $278,862          $631,142          $1,675,789          $678,037
   Due from MetLife Insurance
      Company of Connecticut              --                --                  --                --
                                    --------          --------          ----------          --------
         Total Assets                278,862           631,142           1,675,789           678,037
                                    --------          --------          ----------          --------
LIABILITIES:
   Other payables
      Insurance charges                   45                96                 251                97
      Administrative fees                  3                 8                  21                 8
   Due to MetLife Insurance
      Company of Connecticut              --                --                  --                --
                                    --------          --------          ----------          --------
         Total Liabilities                48               104                 272               105
                                    --------          --------          ----------          --------
NET ASSETS                          $278,814          $631,038          $1,675,517          $677,932
                                    ========          ========          ==========          ========

   The accompanying notes are an integral part of these financial statements.

                                                                            MSF CAPITAL
                               MSF BLACKROCK  MSF BLACKROCK  MSF BLACKROCK   GUARDIAN      MSF FI           MSF
                                BOND INCOME    BOND INCOME   MONEY MARKET   U.S. EQUITY   LARGE CAP  FI VALUE LEADERS
                                 SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT     SUBACCOUNT
                                 (CLASS A)      (CLASS E)      (CLASS A)     (CLASS A)    (CLASS A)      (CLASS D)
                               -------------  -------------  -------------  -----------  ----------  ----------------
ASSETS:
   Investments at fair value      $765,948       $475,650       $581,826       $2,437     $434,361      $1,046,832
   Due from MetLife Insurance
      Company of Connecticut            --             --             --           --           --              --
                                  --------       --------       --------       ------     --------      ----------
         Total Assets              765,948        475,650        581,826        2,437      434,361       1,046,832
                                  --------       --------       --------       ------     --------      ----------
LIABILITIES:
   Other payables
      Insurance charges                117             80             98           --           72             163
      Administrative fees                9              6              7           --            5              13
   Due to MetLife Insurance
      Company of Connecticut            --             --             --           --           --              --
                                  --------       --------       --------       ------     --------      ----------
         Total Liabilities             126             86            105           --           77             176
                                  --------       --------       --------       ------     --------      ----------
NET ASSETS                        $765,822       $475,564       $581,721       $2,437     $434,284      $1,046,656
                                  ========       ========       ========       ======     ========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                       MSF METLIFE      MSF METLIFE
                                    MSF METLIFE       CONSERVATIVE    CONSERVATIVE TO        MSF METLIFE
                               AGGRESSIVE ALLOCATION   ALLOCATION   MODERATE ALLOCATION  MODERATE ALLOCATION
                                    SUBACCOUNT         SUBACCOUNT       SUBACCOUNT           SUBACCOUNT
                                     (CLASS B)          (CLASS B)        (CLASS B)            (CLASS B)
                               ---------------------  ------------  -------------------  -------------------
ASSETS:
   Investments at fair value          $97,833           $164,778          $146,668             $509,013
   Due from MetLife Insurance
      Company of Connecticut               --                 --                --                   --
                                      -------           --------          --------             --------
         Total Assets                  97,833            164,778           146,668              509,013
                                      -------           --------          --------             --------
LIABILITIES:
   Other payables
      Insurance charges                    18                 21                23                   75
      Administrative fees                   1                  2                 2                    6
   Due to MetLife Insurance
      Company of Connecticut               --                 --                --                   --
                                      -------           --------          --------             --------
         Total Liabilities                 19                 23                25                   81
                                      -------           --------          --------             --------
NET ASSETS                            $97,814           $164,755          $146,643             $508,932
                                      =======           ========          ========             ========

   The accompanying notes are an integral part of these financial statements.

                                    MSF METLIFE
                                    MODERATE TO          MSF MFS       MSF MFS
                               AGGRESSIVE ALLOCATION  TOTAL RETURN  TOTAL RETURN
                                    SUBACCOUNT         SUBACCOUNT    SUBACCOUNT
                                     (CLASS B)          (CLASS B)     (CLASS F)
                               ---------------------  ------------  ------------
ASSETS:
   Investments at fair value          $16,884           $206,782     $5,056,164
   Due from MetLife Insurance
      Company of Connecticut               --                 --             --
                                      -------           --------     ----------
         Total Assets                  16,884            206,782      5,056,164
                                      -------           --------     ----------
LIABILITIES:
   Other payables
      Insurance charges                     3                 31            756
      Administrative fees                  --                  3             63
   Due to MetLife Insurance
      Company of Connecticut               --                 --             --
                                      -------           --------     ----------
         Total Liabilities                  3                 34            819
                                      -------           --------     ----------
NET ASSETS                            $16,881           $206,748     $5,055,345
                                      =======           ========     ==========

                                                                   MSF WESTERN ASSET
                               MSF OPPENHEIMER  MSF T. ROWE PRICE     MANAGEMENT
                                GLOBAL EQUITY   LARGE CAP GROWTH    U.S. GOVERNMENT
                                 SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                  (CLASS B)         (CLASS B)          (CLASS A)
                               ---------------  -----------------  -----------------
ASSETS:
   Investments at fair value      $2,879,217         $250,084           $129,632
   Due from MetLife Insurance
      Company of Connecticut              --               --                 --
                                  ----------         --------           --------
         Total Assets              2,879,217          250,084            129,632
                                  ----------         --------           --------
LIABILITIES:
   Other payables
      Insurance charges                  460               38                 19
      Administrative fees                 36                3                  2
   Due to MetLife Insurance
      Company of Connecticut              --               --                 --
                                  ----------         --------           --------
         Total Liabilities               496               41                 21
                                  ----------         --------           --------
NET ASSETS                        $2,878,721         $250,043           $129,611
                                  ==========         ========           ========

   The accompanying notes are an integral part of these financial statements.

                                      PIMCO VIT        VAN KAMPEN LIT  VAN KAMPEN LIT   VAN KAMPEN LIT
                                    TOTAL RETURN          COMSTOCK       ENTERPRISE    STRATEGIC GROWTH
                                     SUBACCOUNT          SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                               (ADMINISTRATIVE CLASS)    (CLASS II)      (CLASS II)       (CLASS I)
                               ----------------------  --------------  --------------  ----------------
ASSETS:
   Investments at fair value         $3,587,589          $2,451,405        $15,597          $49,671
   Due from MetLife Insurance
      Company of Connecticut                 --                  --             --               --
                                     ----------          ----------        -------          -------
         Total Assets                 3,587,589           2,451,405         15,597           49,671
                                     ----------          ----------        -------          -------
LIABILITIES:
   Other payables
      Insurance charges                     560                 395              3                7
      Administrative fees                    44                  31             --                1
   Due to MetLife Insurance
      Company of Connecticut                 --                  --             --               --
                                     ----------          ----------        -------          -------
         Total Liabilities                  604                 426              3                8
                                     ----------          ----------        -------          -------
NET ASSETS                           $3,586,985          $2,450,979        $15,594          $49,663
                                     ==========          ==========        =======          =======

   The accompanying notes are an integral part of these financial statements.

                     This page is intentionally left blank.

                 METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT
                     VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2007

                                                                  ALGER AMERICAN   AMERICAN FUNDS  AMERICAN FUNDS
                                             AIM V.I. UTILITIES  LEVERAGED ALLCAP   GLOBAL GROWTH   GROWTH-INCOME
                                                 SUBACCOUNT         SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                 (SERIES I)          (CLASS S)        (CLASS 2)       (CLASS 2)
                                             ------------------  ----------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                    $ 1,251            $    --         $110,115        $ 118,414
                                                   -------            -------         --------        ---------
EXPENSES:
      Mortality and expense risk
         charges                                     1,496              2,746           79,817          168,087
      Administrative charges                           119                229            6,272           12,754
                                                   -------            -------         --------        ---------
         Total expenses                              1,615              2,975           86,089          180,841
                                                   -------            -------         --------        ---------
            Net investment income (loss)              (364)            (2,975)          24,026          (62,427)
                                                   -------            -------         --------        ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    3,243                 --          172,297          279,471
      Realized gains (losses) on sale of
         investments                                 8,774             20,130          343,501          567,364
                                                   -------            -------         --------        ---------
            Net realized gains (losses)             12,017             20,130          515,798          846,835
                                                   -------            -------         --------        ---------
      Change in unrealized gains (losses)
         on investments                              2,595             20,810          (43,120)        (491,644)
                                                   -------            -------         --------        ---------
      Net increase (decrease) in net assets
         resulting from operations                 $14,248            $37,965         $496,704        $ 292,764
                                                   =======            =======         ========        =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             AMERICAN FUNDS
                                                 GROWTH      CREDIT SUISSE TRUST  CREDIT SUISSE TRUST
                                               SUBACCOUNT      EMERGING MARKETS     GLOBAL SMALL CAP
                                                (CLASS 2)       SUBACCOUNT (a)        SUBACCOUNT
                                             --------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends                                $    74,196         $     --             $    --
                                               -----------         --------             -------
EXPENSES:
      Mortality and expense risk
         charges                                   203,399              951                  68
      Administrative charges                        15,554               80                   5
                                               -----------         --------             -------
         Total expenses                            218,953            1,031                  73
                                               -----------         --------             -------
            Net investment income (loss)          (144,757)          (1,031)                (73)
                                               -----------         --------             -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  723,146               --                  --
      Realized gains (losses) on sale of
         investments                               924,182           72,475               1,357
                                               -----------         --------             -------
            Net realized gains (losses)          1,647,328           72,475               1,357
                                               -----------         --------             -------
      Change in unrealized gains (losses)
         on investments                           (453,323)         (68,034)             (1,605)
                                               -----------         --------             -------
      Net increase (decrease) in net assets
         resulting from operations             $ 1,049,248         $  3,410             $  (321)
                                               ===========         ========             =======

                                                  DREYFUS       DREYFUS SOCIALLY      DREYFUS VIF
                                               MIDCAP STOCK    RESPONSIBLE GROWTH    APPRECIATION
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                             (SERVICE SHARES)   (SERVICE SHARES)   (INITIAL SHARES)
                                             ----------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  1,306             $   7             $ 1,512
                                                 --------             -----             -------
EXPENSES:
      Mortality and expense risk
         charges                                    8,282                51               1,621
      Administrative charges                          652                 4                 150
                                                 --------             -----             -------
         Total expenses                             8,934                55               1,771
                                                 --------             -----             -------
            Net investment income (loss)           (7,628)              (48)               (259)
                                                 --------             -----             -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  51,038                --                  --
      Realized gains (losses) on sale of
         investments                                2,351                51               7,558
                                                 --------             -----             -------
            Net realized gains (losses)            53,389                51               7,558
                                                 --------             -----             -------
      Change in unrealized gains (losses)
         on investments                           (48,183)              132              (1,985)
                                                 --------             -----             -------
      Net increase (decrease) in net assets
         resulting from operations               $ (2,422)            $ 135             $ 5,314
                                                 ========             =====             =======

   The accompanying notes are an integral part of these financial statements.

                                                 DREYFUS VIF          DWS VIT           DWS VIT RREEF              DWSI
                                             DEVELOPING LEADERS  EQUITY 500 INDEX  REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES
                                                 SUBACCOUNT         SUBACCOUNT           SUBACCOUNT             SUBACCOUNT
                                              (INITIAL SHARES)       (CLASS 2)            (CLASS B)              (CLASS B)
`                                            ------------------  ----------------  ----------------------  --------------------
INVESTMENT INCOME:
      Dividends                                   $   3,295           $ 5,732             $   2,589              $  2,392
                                                  ---------           -------             ---------              --------
EXPENSES:
      Mortality and expense risk
         charges                                      7,685             9,682                 6,198                 4,017
      Administrative charges                            664               775                   512                   350
                                                  ---------           -------             ---------              --------
         Total expenses                               8,349            10,457                 6,710                 4,367
                                                  ---------           -------             ---------              --------
            Net investment income (loss)             (5,054)           (4,725)               (4,121)               (1,975)
                                                  ---------           -------             ---------              --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    57,604                --                44,632                16,516
      Realized gains (losses) on sale of
         investments                                     46            22,443                66,977                11,824
                                                  ---------           -------             ---------              --------
            Net realized gains (losses)              57,650            22,443               111,609                28,340
                                                  ---------           -------             ---------              --------
      Change in unrealized gains (losses)
         on investments                            (106,499)           (1,870)             (154,931)              (11,233)
                                                  ---------           -------             ---------              --------
      Net increase (decrease) in net assets
         resulting from operations                $ (53,903)          $15,848             $ (47,443)             $ 15,132
                                                  =========           =======             =========              ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                  DWSI             DWSI           DWSI
                                             CAPITAL GROWTH  GROWTH & INCOME  HEALTH CARE
                                               SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
                                                (CLASS B)       (CLASS B)      (CLASS B)
                                             --------------  ---------------  -----------
INVESTMENT INCOME:
      Dividends                                 $  1,434         $ 1,574        $     --
                                                --------         -------        --------
EXPENSES:
      Mortality and expense risk
         charges                                  11,592           3,426           2,360
      Administrative charges                         938             275             195
                                                --------         -------        --------
         Total expenses                           12,530           3,701           2,555
                                                --------         -------        --------
            Net investment income (loss)         (11,096)         (2,127)         (2,555)
                                                --------         -------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --           2,467           7,981
      Realized gains (losses) on sale of
         investments                              30,285           4,896           2,672
                                                --------         -------        --------
            Net realized gains (losses)           30,285           7,363          10,653
                                                --------         -------        --------
      Change in unrealized gains (losses)
         on investments                           37,592          (6,842)          5,177
                                                --------         -------        --------
      Net increase (decrease) in net assets
         resulting from operations              $ 56,781         $(1,606)       $ 13,275
                                                ========         =======        ========

                                                DWSII         DWSI            DWSII
                                              BALANCED   INTERNATIONAL  STRATEGIC INCOME
                                             SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
                                              (CLASS B)    (CLASS B)        (CLASS B)
                                             ----------  -------------  --------------
INVESTMENT INCOME:
      Dividends                                $ 3,456      $ 7,355         $ 7,923
                                               -------      -------         -------
EXPENSES:
      Mortality and expense risk
         charges                                 2,196        6,647           2,393
      Administrative charges                       175          537             194
                                               -------      -------         -------
         Total expenses                          2,371        7,184           2,587
                                               -------      -------         -------
            Net investment income (loss)         1,085          171           5,336
                                               -------      -------         -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --           --              --
      Realized gains (losses) on sale of
         investments                             7,922       29,923           1,010
                                               -------      -------         -------
            Net realized gains (losses)          7,922       29,923           1,010
                                               -------      -------         -------
      Change in unrealized gains (losses)
         on investments                         (5,819)      10,834          (2,538)
                                               -------      -------         -------
      Net increase (decrease) in net assets
         resulting from operations             $ 3,188      $40,928         $ 3,808
                                               =======      =======         =======

   The accompanying notes are an integral part of these financial statements.

                                                DWSII    DWSII CONSERVATIVE   DWSII CORE    DWSII DAVIS
                                              BLUE CHIP      ALLOCATION      FIXED INCOME  VENTURE VALUE
                                             SUBACCOUNT      SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
                                              (CLASS B)       (CLASS B)        (CLASS B)     (CLASS B)
                                             ----------  ------------------  ------------  -------------
INVESTMENT INCOME:
      Dividends                               $  2,257        $ 6,187          $26,702       $  2,340
                                              --------        -------          -------       --------
EXPENSES:
      Mortality and expense risk
         charges                                 5,651          3,788           11,909         11,951
      Administrative charges                       477            342              999            983
                                              --------        -------          -------       --------
         Total expenses                          6,128          4,130           12,908         12,934
                                              --------        -------          -------       --------
            Net investment income (loss)        (3,871)         2,057           13,794        (10,594)
                                              --------        -------          -------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               37,246          8,354               --          9,058
      Realized gains (losses) on sale of
         investments                            18,010          8,116           (1,616)        65,894
                                              --------        -------          -------       --------
            Net realized gains (losses)         55,256         16,470           (1,616)        74,952
                                              --------        -------          -------       --------
      Change in unrealized gains (losses)
         on investments                        (44,481)        (9,500)            (643)       (49,406)
                                              --------        -------          -------       --------
      Net increase (decrease) in net assets
         resulting from operations            $  6,904        $ 9,027          $11,535       $ 14,952
                                              ========        =======          =======       ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                DWSII DREMAN         DWSII DREMAN          DWSII
                                             HIGH RETURN EQUITY  SMALL MID CAP VALUE  GLOBAL THEMATIC
                                                 SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                                                  (CLASS B)           (CLASS B)          (CLASS B)
                                             ------------------  -------------------  ---------------
INVESTMENT INCOME:
      Dividends                                  $  14,688            $   5,129          $    566
                                                 ---------            ---------          --------
EXPENSES:
      Mortality and expense risk
         charges                                    23,527               12,259             3,615
      Administrative charges                         2,008                1,013               275
                                                 ---------            ---------          --------
         Total expenses                             25,535               13,272             3,890
                                                 ---------            ---------          --------
            Net investment income (loss)           (10,847)              (8,143)           (3,324)
                                                 ---------            ---------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   11,643              123,081            32,368
      Realized gains (losses) on sale of
         investments                                58,623               58,180            17,536
                                                 ---------            ---------          --------
            Net realized gains (losses)             70,266              181,261            49,904
                                                 ---------            ---------          --------
      Change in unrealized gains (losses)
         on investments                           (108,671)            (153,187)          (33,452)
                                                 ---------            ---------          --------
      Net increase (decrease) in net assets
         resulting from operations               $ (49,252)           $  19,931          $ 13,128
                                                 =========            =========          ========

                                             DWSII GOVERNMENT &        DWSII           DWSII
                                              AGENCY SECURITIES  GROWTH ALLOCATION  HIGH INCOME
                                                 SUBACCOUNT          SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)          (CLASS B)       (CLASS B)
                                             ------------------  -----------------  -----------
INVESTMENT INCOME:
      Dividends                                   $14,361            $  4,334        $ 56,187
                                                  -------            --------        --------
EXPENSES:
      Mortality and expense risk
         charges                                    5,454               3,643           9,545
      Administrative charges                          468                 295             817
                                                  -------            --------        --------
         Total expenses                             5,922               3,938          10,362
                                                  -------            --------        --------
            Net investment income (loss)            8,439                 396          45,825
                                                  -------            --------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --              11,060              --
      Realized gains (losses) on sale of
         investments                               (1,200)             15,481          (6,076)
                                                  -------            --------        --------
            Net realized gains (losses)            (1,200)             26,541          (6,076)
                                                  -------            --------        --------
      Change in unrealized gains (losses)
         on investments                             3,468             (16,033)        (39,246)
                                                  -------            --------        --------
      Net increase (decrease) in net assets
         resulting from operations                $10,707            $ 10,904        $    503
                                                  =======            ========        ========

   The accompanying notes are an integral part of these financial statements.

                                             DWSII INTERNATIONAL    DWSII JANUS         DWSII            DWSII
                                                SELECT EQUITY     GROWTH & INCOME  LARGE CAP VALUE  MID CAP GROWTH
                                                  SUBACCOUNT         SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)          (CLASS B)        (CLASS B)        (CLASS B)
                                             -------------------  ---------------  ---------------  --------------
INVESTMENT INCOME:
      Dividends                                   $ 10,082            $   449         $  6,478         $    --
                                                  --------            -------         --------         -------
EXPENSES:
      Mortality and expense risk
         charges                                     6,887              4,208            7,115             119
      Administrative charges                           583                346              580               9
                                                  --------            -------         --------         -------
         Total expenses                              7,470              4,554            7,695             128
                                                  --------            -------         --------         -------
            Net investment income (loss)             2,612             (4,105)          (1,217)           (128)
                                                  --------            -------         --------         -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   40,498                 --           17,210              --
      Realized gains (losses) on sale of
         investments                                46,846              5,590           41,954           2,099
                                                  --------            -------         --------         -------
            Net realized gains (losses)             87,344              5,590           59,164           2,099
                                                  --------            -------         --------         -------
      Change in unrealized gains (losses)
         on investments                            (42,861)             8,083          (19,338)         (1,275)
                                                  --------            -------         --------         -------
      Net increase (decrease) in net assets
         resulting from operations                $ 47,095            $ 9,568         $ 38,609         $   696
                                                  ========            =======         ========         =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                    DWSII             DWSII           DWSII
                                             MODERATE ALLOCATION  MONEY MARKET  SMALL CAP GROWTH
                                                  SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)         (CLASS B)       (CLASS B)
                                             -------------------  ------------  ----------------
INVESTMENT INCOME:
      Dividends                                    $11,950          $521,075        $    --
                                                   -------          --------        -------
EXPENSES:
      Mortality and expense risk
         charges                                    10,945           185,461          3,520
      Administrative charges                           817            17,902            279
                                                   -------          --------        -------
         Total expenses                             11,762           203,363          3,799
                                                   -------          --------        -------
            Net investment income (loss)               188           317,712         (3,799)
                                                   -------          --------        -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   19,773                --             --
      Realized gains (losses) on sale of
         investments                                 2,702                --          8,419
                                                   -------          --------        -------
            Net realized gains (losses)             22,475                --          8,419
                                                   -------          --------        -------
      Change in unrealized gains (losses)
         on investments                             (7,489)               --          1,586
                                                   -------          --------        -------
      Net increase (decrease) in net assets
         resulting from operations                 $15,174          $317,712        $ 6,206
                                                   =======          ========        =======

                                                DWSII     DWSII TURNER      FIDELITY VIP
                                             TECHNOLOGY  MID CAP GROWTH      CONTRAFUND
                                             SUBACCOUNT    SUBACCOUNT        SUBACCOUNT
                                              (CLASS B)     (CLASS B)    (SERVICE CLASS 2)
                                             ----------  --------------  -----------------
INVESTMENT INCOME:
      Dividends                               $    --       $    --          $   8,255
                                              -------       -------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                4,333         3,581             21,907
      Administrative charges                      370           291              1,737
                                              -------       -------          ---------
         Total expenses                         4,703         3,872             23,644
                                              -------       -------          ---------
            Net investment income (loss)       (4,703)       (3,872)           (15,389)
                                              -------       -------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  --        21,105            282,509
      Realized gains (losses) on sale of
         investments                           13,226        24,077             86,995
                                              -------       -------          ---------
            Net realized gains (losses)        13,226        45,182            369,504
                                              -------       -------          ---------
      Change in unrealized gains (losses)
         on investments                        17,480        (2,839)          (188,828)
                                              -------       -------          ---------
      Net increase (decrease) in net assets
         resulting from operations            $26,003       $38,471          $ 165,287
                                              =======       =======          =========

   The accompanying notes are an integral part of these financial statements.

                                                                 FIDELITY VIP
                                               FIDELITY VIP    DYNAMIC CAPITAL      FIDELITY VIP     FTVIPT FRANKLIN
                                                CONTRAFUND       APPRECIATION         MID CAP       INCOME SECURITIES
                                                SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                             (SERVICE CLASS)  (SERVICE CLASS 2)  (SERVICE CLASS 2)      (CLASS 2)
                                             ---------------  -----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $   4,075          $    72           $  8,118           $  8,743
                                                ---------          -------           --------           --------
EXPENSES:
      Mortality and expense risk
         charges                                   12,789              929             30,650              4,517
      Administrative charges                          940               89              2,408                324
                                                ---------          -------           --------           --------
         Total expenses                            13,729            1,018             33,058              4,841
                                                ---------          -------           --------           --------
            Net investment income (loss)           (9,654)            (946)           (24,940)             3,902
                                                ---------          -------           --------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 122,263            6,824            163,739              1,621
      Realized gains (losses) on sale of
         investments                               85,517            3,593            110,494             22,630
                                                ---------          -------           --------           --------
            Net realized gains (losses)           207,780           10,417            274,233             24,251
                                                ---------          -------           --------           --------
      Change in unrealized gains (losses)
         on investments                          (106,508)          (6,237)           (43,285)           (21,223)
                                                ---------          -------           --------           --------
      Net increase (decrease) in net assets
         resulting from operations              $  91,618          $ 3,234           $206,008           $  6,930
                                                =========          =======           ========           ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                              FTVIPT FRANKLIN    FTVIPT TEMPLETON
                                               SMALL-MID CAP    DEVELOPING MARKETS   FTVIPT TEMPLETON
                                             GROWTH SECURITIES      SECURITIES      FOREIGN SECURITIES
                                                 SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                                                 (CLASS 2)           (CLASS 2)           (CLASS 2)
                                             -----------------  ------------------  ------------------
INVESTMENT INCOME:
      Dividends                                  $     --            $ 31,555           $  38,380
                                                 --------            --------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                   10,089              25,339              34,837
      Administrative charges                          781               2,067               2,771
                                                 --------            --------           ---------
         Total expenses                            10,870              27,406              37,608
                                                 --------            --------           ---------
            Net investment income (loss)          (10,870)              4,149                 772
                                                 --------            --------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  41,490             108,427              87,540
      Realized gains (losses) on sale of
         investments                               77,899             137,083             273,159
                                                 --------            --------           ---------
            Net realized gains (losses)           119,389             245,510             360,699
                                                 --------            --------           ---------
      Change in unrealized gains (losses)
         on investments                           (52,391)             69,580            (125,412)
                                                 --------            --------           ---------
      Net increase (decrease) in net assets
         resulting from operations               $ 56,128            $319,239           $ 236,059
                                                 ========            ========           =========

                                                  JANUS ASPEN         JANUS ASPEN        JANUS ASPEN
                                             GLOBAL LIFE SCIENCES  GLOBAL TECHNOLOGY   MID CAP GROWTH
                                                  SUBACCOUNT           SUBACCOUNT        SUBACCOUNT
                                               (SERVICE SHARES)     (SERVICE SHARES)  (SERVICE SHARES)
                                             --------------------  -----------------  ----------------
INVESTMENT INCOME:
      Dividends                                     $   --              $  163            $   132
                                                    ------              ------            -------
EXPENSES:
      Mortality and expense risk
         charges                                       535                 843              3,519
      Administrative charges                            40                  71                287
                                                    ------              ------            -------
         Total expenses                                575                 914              3,806
                                                    ------              ------            -------
            Net investment income (loss)              (575)               (751)            (3,674)
                                                    ------              ------            -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                  --              1,065
      Realized gains (losses) on sale of
         investments                                 2,245               2,533              9,299
                                                    ------              ------            -------
            Net realized gains (losses)              2,245               2,533             10,364
                                                    ------              ------            -------
      Change in unrealized gains (losses)
         on investments                              2,942               6,852             26,685
                                                    ------              ------            -------
      Net increase (decrease) in net assets
         resulting from operations                  $4,612              $8,634            $33,375
                                                    ======              ======            =======

   The accompanying notes are an integral part of these financial statements.

                                                JANUS ASPEN       LMPIS PREMIER          LMPVET          LMPVET
                                             WORLDWIDE GROWTH  SELECTIONS ALL CAP  AGGRESSIVE GROWTH  APPRECIATION
                                                SUBACCOUNT           GROWTH            SUBACCOUNT      SUBACCOUNT
                                             (SERVICE SHARES)    SUBACCOUNT (a)        (CLASS I)        (CLASS I)
                                             ----------------  ------------------  -----------------  ------------
INVESTMENT INCOME:
      Dividends                                   $   256            $     7           $      --        $   8,706
                                                  -------            -------           ---------        ---------
EXPENSES:
      Mortality and expense risk
         charges                                      954                 65              32,923           19,069
      Administrative charges                           73                  5               2,576            1,445
                                                  -------            -------           ---------        ---------
         Total expenses                             1,027                 70              35,499           20,514
                                                  -------            -------           ---------        ---------
            Net investment income (loss)             (771)               (63)            (35,499)         (11,808)
                                                  -------            -------           ---------        ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --                795               9,160           68,618
      Realized gains (losses) on sale of
         investments                                7,333              1,022             134,900           88,894
                                                  -------            -------           ---------        ---------
            Net realized gains (losses)             7,333              1,817             144,060          157,512
                                                  -------            -------           ---------        ---------
      Change in unrealized gains (losses)
         on investments                            (1,183)            (1,207)           (123,462)         (85,808)
                                                  -------            -------           ---------        ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 5,379            $   547           $ (14,901)       $  59,896
                                                  =======            =======           =========        =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 LMPVET                                        LMPVET
                                              APPRECIATION     LMPVET         LMPVET        EQUITY INDEX
                                               SUBACCOUNT      CAPITAL   DIVIDEND STRATEGY   SUBACCOUNT
                                             (CLASS II) (b)  SUBACCOUNT     SUBACCOUNT       (CLASS II)
                                             --------------  ----------  -----------------  ------------
INVESTMENT INCOME:
      Dividends                                 $  5,106     $  19,238        $ 1,348         $ 17,699
                                                --------     ---------        -------         --------
EXPENSES:
      Mortality and expense risk
         charges                                   2,003       130,909          1,670           22,460
      Administrative charges                         155         9,401            142            1,817
                                                --------     ---------        -------         --------
         Total expenses                            2,158       140,310          1,812           24,277
                                                --------     ---------        -------         --------
            Net investment income (loss)           2,948      (121,072)          (464)          (6,578)
                                                --------     ---------        -------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 47,335       274,952             --           51,349
      Realized gains (losses) on sale of
         investments                               3,907       517,331         14,505           61,976
                                                --------     ---------        -------         --------
            Net realized gains (losses)           51,242       792,283         14,505          113,325
                                                --------     ---------        -------         --------
      Change in unrealized gains (losses)
         on investments                          (42,534)     (618,435)        (7,202)         (67,891)
                                                --------     ---------        -------         --------
      Net increase (decrease) in net assets
         resulting from operations              $ 11,656     $  52,776        $ 6,839         $ 38,856
                                                ========     =========        =======         ========

                                                   LMPVET
                                             FUNDAMENTAL VALUE      LMPVET
                                                 SUBACCOUNT     GLOBAL EQUITY
                                                 (CLASS I)        SUBACCOUNT
                                             -----------------  -------------
INVESTMENT INCOME:
      Dividends                                  $  15,757         $  2,954
                                                 ---------         --------
EXPENSES:
      Mortality and expense risk
         charges                                    27,184           11,254
      Administrative charges                         2,048              824
                                                 ---------         --------
         Total expenses                             29,232           12,078
                                                 ---------         --------
            Net investment income (loss)           (13,475)          (9,124)
                                                 ---------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   62,041           25,247
      Realized gains (losses) on sale of
         investments                                65,191           18,875
                                                 ---------         --------
            Net realized gains (losses)            127,232           44,122
                                                 ---------         --------
      Change in unrealized gains (losses)
         on investments                           (129,563)         (19,933)
                                                 ---------         --------
      Net increase (decrease) in net assets
         resulting from operations               $ (15,806)        $ 15,065
                                                 =========         ========

   The accompanying notes are an integral part of these financial statements.

                                                                                                LMPVET
                                               LMPVET         LMPVET          LMPVET      MULTIPLE DISCIPLINE
                                              INVESTORS  LARGE CAP GROWTH  MID CAP CORE       SUBACCOUNT-
                                             SUBACCOUNT     SUBACCOUNT      SUBACCOUNT         LARGE CAP
                                              (CLASS I)      (CLASS I)       (CLASS I)   GROWTH AND VALUE (c)
                                             ----------  ----------------  ------------  --------------------
INVESTMENT INCOME:
      Dividends                               $  3,710        $   151        $  1,464          $   4,887
                                              --------        -------        --------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                 5,912          7,764           8,781             16,314
      Administrative charges                       469            592             642              1,215
                                              --------        -------        --------          ---------
         Total expenses                          6,381          8,356           9,423             17,529
                                              --------        -------        --------          ---------
            Net investment income (loss)        (2,671)        (8,205)         (7,959)           (12,642)
                                              --------        -------        --------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                7,879             --          67,350             41,684
      Realized gains (losses) on sale of
         investments                            19,959         24,573          15,580            136,761
                                              --------        -------        --------          ---------
            Net realized gains (losses)         27,838         24,573          82,930            178,445
                                              --------        -------        --------          ---------
      Change in unrealized gains (losses)
         on investments                        (17,868)        (4,565)        (50,721)          (148,287)
                                              --------        -------        --------          ---------
      Net increase (decrease) in net assets
         resulting from operations            $  7,299        $11,803        $ 24,250          $  17,516
                                              ========        =======        ========          =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                                  LMPVET           LMPVPI          LMPVPII
                                             SMALL CAP GROWTH     ALL CAP     GROWTH AND INCOME
                                                SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                 (CLASS I)     (CLASS I) (a)    (CLASS I) (a)
                                             ----------------  -------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $     --         $  1,034         $    138
                                                 --------         --------         --------
EXPENSES:
      Mortality and expense risk
         charges                                   13,911            2,174            1,479
      Administrative charges                        1,045              169              112
                                                 --------         --------         --------
         Total expenses                            14,956            2,343            1,591
                                                 --------         --------         --------
            Net investment income (loss)          (14,956)          (1,309)          (1,453)
                                                 --------         --------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  48,489           17,932            9,950
      Realized gains (losses) on sale of
         investments                               27,489           68,479           48,280
                                                 --------         --------         --------
            Net realized gains (losses)            75,978           86,411           58,230
                                                 --------         --------         --------
      Change in unrealized gains (losses)
         on investments                           (16,580)         (68,511)         (46,763)
                                                 --------         --------         --------
      Net increase (decrease) in net assets
         resulting from operations               $ 44,442         $ 16,591         $ 10,014
                                                 ========         ========         ========


                                                  LMPVPV       LMPVPI                 LMPVPII
                                             SMALL CAP GROWTH  LARGE CAP GROWTH  AGGRESSIVE GROWTH
                                               OPPORTUNITIES   SUBACCOUNT            SUBACCOUNT
                                              SUBACCOUNT (a)   (CLASS I) (a)       (CLASS I) (a)
                                             ----------------  ----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $     55          $     --           $     --
                                                 --------          --------           --------
EXPENSES:
      Mortality and expense risk
         charges                                    1,569               836              1,905
      Administrative charges                          112                74                169
                                                 --------          --------           --------
         Total expenses                             1,681               910              2,074
                                                 --------          --------           --------
            Net investment income (loss)           (1,626)             (910)            (2,074)
                                                 --------          --------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   7,936                --                896
      Realized gains (losses) on sale of
         investments                               21,874            24,135             93,578
                                                 --------          --------           --------
            Net realized gains (losses)            29,810            24,135             94,474
                                                 --------          --------           --------
      Change in unrealized gains (losses)
         on investments                           (13,441)          (16,868)           (80,740)
                                                 --------          --------           --------
      Net increase (decrease) in net assets
         resulting from operations               $ 14,743          $  6,357           $ 11,660
                                                 ========          ========           ========

   The accompanying notes are an integral part of these financial statements.

                                                   LMPVET             LMPVIT              LMPVIT
                                             CAPITAL AND INCOME  ADJUSTABLE RATE  DIVERSIFIED STRATEGIC     LMPVIT
                                                 SUBACCOUNT           INCOME              INCOME         HIGH INCOME
                                                 (CLASS II)         SUBACCOUNT          SUBACCOUNT        SUBACCOUNT
                                             ------------------  ---------------  ---------------------  -----------
INVESTMENT INCOME:
      Dividends                                   $  39,015          $13,467             $15,641           $101,770
                                                  ---------          -------             -------           --------
EXPENSES:
      Mortality and expense risk
         charges                                     65,758            5,886               5,801             28,357
      Administrative charges                          5,027              478                 488              2,273
                                                  ---------          -------             -------           --------
         Total expenses                              70,785            6,364               6,289             30,630
                                                  ---------          -------             -------           --------
            Net investment income (loss)            (31,770)           7,103               9,352             71,140
                                                  ---------          -------             -------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   519,941               --                  --                 --
      Realized gains (losses) on sale of
         investments                                 52,555              (13)             (3,105)             1,866
                                                  ---------          -------             -------           --------
            Net realized gains (losses)             572,496              (13)             (3,105)             1,866
                                                  ---------          -------             -------           --------
      Change in unrealized gains (losses)
         on investments                            (436,867)          (8,528)             (5,756)           (99,230)
                                                  ---------          -------             -------           --------
      Net increase (decrease) in net assets
         resulting from operations                $ 103,859          $(1,438)            $   491           $(26,224)
                                                  =========          =======             =======           ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                              LORD ABBETT       LORD ABBETT
                                                LMPVIT     GROWTH AND INCOME   MID-CAP VALUE
                                             MONEY MARKET      SUBACCOUNT       SUBACCOUNT
                                              SUBACCOUNT     (CLASS VC) (a)   (CLASS VC) (a)
                                             ------------  -----------------  --------------
INVESTMENT INCOME:
      Dividends                                 $72,260        $      --        $       --
                                                -------        ---------        ----------
EXPENSES:
      Mortality and expense risk
         charges                                 29,604           11,271            30,505
      Administrative charges                      2,263              843             2,341
                                                -------        ---------        ----------
         Total expenses                          31,867           12,114            32,846
                                                -------        ---------        ----------
            Net investment income (loss)         40,393          (12,114)          (32,846)
                                                -------        ---------        ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    --               --                --
      Realized gains (losses) on sale of
         investments                                 --          325,902         1,019,726
                                                -------        ---------        ----------
            Net realized gains (losses)              --          325,902         1,019,726
                                                -------        ---------        ----------
      Change in unrealized gains (losses)
         on investments                              --         (248,836)         (519,584)
                                                -------        ---------        ----------
      Net increase (decrease) in net assets
         resulting from operations              $40,393        $  64,952        $  467,296
                                                =======        =========        ==========

                                             MIST BATTERYMARCH  MIST BLACKROCK  MIST BLACKROCK
                                               MID-CAP STOCK      HIGH YIELD    LARGE-CAP CORE
                                                 SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                 (CLASS A)         (CLASS A)     (CLASS E) (d)
                                             -----------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                   $    896         $ 83,206        $     --
                                                  --------         --------        --------
EXPENSES:
      Mortality and expense risk
         charges                                     4,609           14,471          37,739
      Administrative charges                           412            1,293           2,855
                                                  --------         --------        --------
         Total expenses                              5,021           15,764          40,594
                                                  --------         --------        --------
            Net investment income (loss)            (4,125)          67,442         (40,594)
                                                  --------         --------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   35,714               --              --
      Realized gains (losses) on sale of
         investments                                (6,294)          (2,153)          8,575
                                                  --------         --------        --------
            Net realized gains (losses)             29,420           (2,153)          8,575
                                                  --------         --------        --------
      Change in unrealized gains (losses)
         on investments                            (11,986)         (63,362)         24,447
                                                  --------         --------        --------
      Net increase (decrease) in net assets
         resulting from operations                $ 13,309         $  1,927        $ (7,572)
                                                  ========         ========        ========

   The accompanying notes are an integral part of these financial statements.

                                                                               MIST HARRIS
                                             MIST BLACKROCK    MIST DREMAN       OAKMARK      MIST JANUS
                                             LARGE-CAP CORE  SMALL-CAP VALUE  INTERNATIONAL     FORTY
                                               SUBACCOUNT       SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                                              (CLASS A) (a)     (CLASS A)       (CLASS A)     (CLASS A)
                                             --------------  ---------------  -------------  -----------
INVESTMENT INCOME:
      Dividends                                 $  21,393        $    --         $  7,664      $  1,645
                                                ---------        -------         --------      --------
EXPENSES:
      Mortality and expense risk
         charges                                   19,472            616           14,267        16,450
      Administrative charges                        1,476             45            1,175         1,330
                                                ---------        -------         --------      --------
         Total expenses                            20,948            661           15,442        17,780
                                                ---------        -------         --------      --------
            Net investment income (loss)              445           (661)          (7,778)      (16,135)
                                                ---------        -------         --------      --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 186,374            135           65,759       158,183
      Realized gains (losses) on sale of
         investments                              161,211             35           26,407        29,404
                                                ---------        -------         --------      --------
            Net realized gains (losses)           347,585            170           92,166       187,587
                                                ---------        -------         --------      --------
      Change in unrealized gains (losses)
         on investments                          (206,342)        (1,713)         (88,751)       55,855
                                                ---------        -------         --------      --------
      Net increase (decrease) in net assets
         resulting from operations              $ 141,688        $(2,204)        $ (4,363)     $227,307
                                                =========        =======         ========      ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                            MIST LEGG MASON
                                              MIST LAZARD      PARTNERS      MIST LORD ABBETT
                                                MID-CAP      MANAGED ASSETS   BOND DEBENTURE
                                              SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                             (CLASS B) (b)     (CLASS A)         (CLASS A)
                                             -------------  ---------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  --          $ 1,304           $33,300
                                                 -----          -------           -------
EXPENSES:
      Mortality and expense risk
         charges                                    79              974             9,625
      Administrative charges                         7               82               789
                                                 -----          -------           -------
         Total expenses                             86            1,056            10,414
                                                 -----          -------           -------
            Net investment income (loss)           (86)             248            22,886
                                                 -----          -------           -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --            4,579               768
      Realized gains (losses) on sale of
         investments                                (3)              41            12,942
                                                 -----          -------           -------
            Net realized gains (losses)             (3)           4,620            13,710
                                                 -----          -------           -------
      Change in unrealized gains (losses)
         on investments                           (881)          (2,599)           (9,941)
                                                 -----          -------           -------
      Net increase (decrease) in net assets
         resulting from operations               $(970)         $ 2,269           $26,655
                                                 =====          =======           =======


                                              MIST LORD ABBETT  MIST LORD ABBETT      MIST MET/AIM
                                             GROWTH AND INCOME    MID-CAP VALUE   CAPITAL APPRECIATION
                                                 SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                                 (CLASS B)        (CLASS B) (d)         (CLASS A)
                                             -----------------  ----------------  --------------------
INVESTMENT INCOME:
      Dividends                                  $  32,383          $     374            $   358
                                                 ---------          ---------            -------
EXPENSES:
      Mortality and expense risk
         charges                                    87,430             58,286              6,323
      Administrative charges                         7,133              4,474                528
                                                 ---------          ---------            -------
         Total expenses                             94,563             62,760              6,851
                                                 ---------          ---------            -------
            Net investment income (loss)           (62,180)           (62,386)            (6,493)
                                                 ---------          ---------            -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  166,399              7,883                982
      Realized gains (losses) on sale of
         investments                                79,499            (36,176)            (2,753)
                                                 ---------          ---------            -------
            Net realized gains (losses)            245,898            (28,293)            (1,771)
                                                 ---------          ---------            -------
      Change in unrealized gains (losses)
         on investments                           (148,776)          (371,931)            47,914
                                                 ---------          ---------            -------
      Net increase (decrease) in net assets
         resulting from operations               $  34,942          $(462,610)           $39,650
                                                 =========          =========            =======

   The accompanying notes are an integral part of these financial statements.

                                               MIST MET/AIM    MIST MFS EMERGING  MIST MFS RESEARCH
                                             SMALL CAP GROWTH    MARKETS EQUITY     INTERNATIONAL    MIST MFS VALUE
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                                (CLASS A)        (CLASS A) (d)      (CLASS B) (d)       (CLASS A)
                                             ----------------  -----------------  -----------------  --------------
INVESTMENT INCOME:
      Dividends                                    $  --            $    --            $    --           $     2
                                                   -----            -------            -------           -------
EXPENSES:
      Mortality and expense risk
         charges                                      19              2,508              3,024             6,484
      Administrative charges                           1                209                224               501
                                                   -----            -------            -------           -------
         Total expenses                               20              2,717              3,248             6,985
                                                   -----            -------            -------           -------
            Net investment income (loss)             (20)            (2,717)            (3,248)           (6,983)
                                                   -----            -------            -------           -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --                 --                 --             7,071
      Realized gains (losses) on sale of
         investments                                (739)             6,394                921            36,853
                                                   -----            -------            -------           -------
            Net realized gains (losses)             (739)             6,394                921            43,924
                                                   -----            -------            -------           -------
      Change in unrealized gains (losses)
         on investments                               --             40,451             10,934            (6,178)
                                                   -----            -------            -------           -------
      Net increase (decrease) in net assets
         resulting from operations                 $(759)           $44,128            $ 8,607           $30,763
                                                   =====            =======            =======           =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                   MIST            MIST PIMCO
                                             NEUBERGER BERMAN  INFLATION PROTECTED
                                                REAL ESTATE           BOND          MIST PIONEER FUND
                                                SUBACCOUNT         SUBACCOUNT           SUBACCOUNT
                                                 (CLASS A)        (CLASS A) (b)         (CLASS A)
                                             ----------------  -------------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $  14,161           $     --            $ 2,707
                                                 ---------           --------            -------
EXPENSES:
      Mortality and expense risk
         charges                                    22,719             18,096              5,898
      Administrative charges                         1,852              1,518                455
                                                 ---------           --------            -------
         Total expenses                             24,571             19,614              6,353
                                                 ---------           --------            -------
            Net investment income (loss)           (10,410)           (19,614)            (3,646)
                                                 ---------           --------            -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  113,472                 --                 --
      Realized gains (losses) on sale of
         investments                                21,555              2,822              5,458
                                                 ---------           --------            -------
            Net realized gains (losses)            135,027              2,822              5,458
                                                 ---------           --------            -------
      Change in unrealized gains (losses)
         on investments                           (330,319)           110,967              7,854
                                                 ---------           --------            -------
      Net increase (decrease) in net assets
         resulting from operations               $(205,702)          $ 94,175            $ 9,666
                                                 =========           ========            =======


                                              MIST PIONEER    MIST PIONEER    MIST THIRD AVENUE
                                             MID-CAP VALUE  STRATEGIC INCOME   SMALL CAP VALUE
                                               SUBACCOUNT      SUBACCOUNT         SUBACCOUNT
                                             (CLASS A) (a)      (CLASS A)         (CLASS B)
                                             -------------  ----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $   30          $ 4,228          $  13,401
                                                 ------          -------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                     36           11,735             34,409
      Administrative charges                          4              972              2,830
                                                 ------          -------          ---------
         Total expenses                              40           12,707             37,239
                                                 ------          -------          ---------
            Net investment income (loss)            (10)          (8,479)           (23,838)
                                                 ------          -------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 1,079               --             88,024
      Realized gains (losses) on sale of
         investments                               (512)           5,580             (9,285)
                                                 ------          -------          ---------
            Net realized gains (losses)             567            5,580             78,739
                                                 ------          -------          ---------
      Change in unrealized gains (losses)
         on investments                             176           31,290           (190,942)
                                                 ------          -------          ---------
      Net increase (decrease) in net assets
         resulting from operations               $  733          $28,391          $(136,041)
                                                 ======          =======          =========

   The accompanying notes are an integral part of these financial statements.

                                               MSF BLACKROCK    MSF BLACKROCK  MSF BLACKROCK  MSF BLACKROCK
                                             AGGRESSIVE GROWTH   BOND INCOME    BOND INCOME    MONEY MARKET
                                                 SUBACCOUNT       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                 (CLASS D)        (CLASS A)      (CLASS E)      (CLASS A)
                                             -----------------  -------------  -------------  -------------
INVESTMENT INCOME:
      Dividends                                   $     --         $27,015        $16,000        $29,451
                                                  --------         -------        -------        -------
EXPENSES:
      Mortality and expense risk
         charges                                    11,111          14,783         10,308         11,983
      Administrative charges                           960           1,197            751            890
                                                  --------         -------        -------        -------
         Total expenses                             12,071          15,980         11,059         12,873
                                                  --------         -------        -------        -------
            Net investment income (loss)           (12,071)         11,035          4,941         16,578
                                                  --------         -------        -------        -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --              --             --             --
      Realized gains (losses) on sale of
         investments                                 2,806           7,923          5,142             --
                                                  --------         -------        -------        -------
            Net realized gains (losses)              2,806           7,923          5,142             --
                                                  --------         -------        -------        -------
      Change in unrealized gains (losses)
         on investments                            114,778          12,792          8,247             --
                                                  --------         -------        -------        -------
      Net increase (decrease) in net assets
         resulting from operations                $105,513         $31,750        $18,330        $16,578
                                                  ========         =======        =======        =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             MSF CAPITAL
                                              GUARDIAN      MSF FI        MSF FI
                                             U.S. EQUITY   LARGE CAP  VALUE LEADERS
                                              SUBACCOUNT  SUBACCOUNT    SUBACCOUNT
                                              (CLASS A)    (CLASS A)    (CLASS D)
                                             -----------  ----------  -------------
INVESTMENT INCOME:
      Dividends                                $   270     $    917      $ 11,889
                                               -------     --------      --------
EXPENSES:
      Mortality and expense risk
         charges                                   514       10,822        25,781
      Administrative charges                        44          807         2,023
                                               -------     --------      --------
         Total expenses                            558       11,629        27,804
                                               -------     --------      --------
            Net investment income (loss)          (288)     (10,712)      (15,915)
                                               -------     --------      --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                3,355       38,024       128,711
      Realized gains (losses) on sale of
         investments                             1,893        2,420         3,118
                                               -------     --------      --------
            Net realized gains (losses)          5,248       40,444       131,829
                                               -------     --------      --------
      Change in unrealized gains (losses)
         on investments                         (2,252)     (17,476)      (78,997)
                                               -------     --------      --------
      Net increase (decrease) in net assets
         resulting from operations             $ 2,708     $ 12,256      $ 36,917
                                               =======     ========      ========

                                                                     MSF METLIFE      MSF METLIFE
                                                  MSF METLIFE       CONSERVATIVE    CONSERVATIVE TO
                                             AGGRESSIVE ALLOCATION   ALLOCATION   MODERATE ALLOCATION
                                                   SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                                   (CLASS B)          (CLASS B)        (CLASS B)
                                             ---------------------  ------------  -------------------
INVESTMENT INCOME:
      Dividends                                     $    30            $    --          $    --
                                                    -------            -------          -------
EXPENSES:
      Mortality and expense risk
         charges                                      1,222              2,310            3,158
      Administrative charges                            100                211              249
                                                    -------            -------          -------
         Total expenses                               1,322              2,521            3,407
                                                    -------            -------          -------
            Net investment income (loss)             (1,292)            (2,521)          (3,407)
                                                    -------            -------          -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        85                 61              322
      Realized gains (losses) on sale of
         investments                                    899              1,800            4,006
                                                    -------            -------          -------
            Net realized gains (losses)                 984              1,861            4,328
                                                    -------            -------          -------
      Change in unrealized gains (losses)
         on investments                              (2,319)             5,258            4,013
                                                    -------            -------          -------
      Net increase (decrease) in net assets
         resulting from operations                  $(2,627)           $ 4,598          $ 4,934
                                                    =======            =======          =======

   The accompanying notes are an integral part of these financial statements.

                                                                       MSF METLIFE
                                                 MSF METLIFE           MODERATE TO          MSF MFS       MSF MFS
                                             MODERATE ALLOCATION  AGGRESSIVE ALLOCATION  TOTAL RETURN  TOTAL RETURN
                                                  SUBACCOUNT            SUBACCOUNT        SUBACCOUNT    SUBACCOUNT
                                                  (CLASS B)             (CLASS B)          (CLASS B)     (CLASS F)
                                             -------------------  ---------------------  ------------  ------------
INVESTMENT INCOME:
      Dividends                                    $    35                $  --            $  5,097      $ 113,946
                                                   -------                -----            --------      ---------
EXPENSES:
      Mortality and expense risk
         charges                                     8,270                  159               4,525        104,921
      Administrative charges                           682                   11                 367          8,564
                                                   -------                -----            --------      ---------
         Total expenses                              8,952                  170               4,892        113,485
                                                   -------                -----            --------      ---------
            Net investment income (loss)            (8,917)                (170)                205            461
                                                   -------                -----            --------      ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      633                   --               8,748        192,254
      Realized gains (losses) on sale of
         investments                                 7,117                   (8)              5,614        103,006
                                                   -------                -----            --------      ---------
            Net realized gains (losses)              7,750                   (8)             14,362        295,260
                                                   -------                -----            --------      ---------
      Change in unrealized gains (losses)
         on investments                             13,496                 (818)             (8,840)      (155,925)
                                                   -------                -----            --------      ---------
      Net increase (decrease) in net assets
         resulting from operations                 $12,329                $(996)           $  5,727      $ 139,796
                                                   =======                =====            ========      =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                     MSF WESTERN
                                             MSF OPPENHEIMER   MSF T. ROWE PRICE  ASSET MANAGEMENT
                                              GLOBAL EQUITY    LARGE CAP GROWTH    HIGH YIELD BOND
                                                SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                                (CLASS B)          (CLASS B)        (CLASS A)(a)
                                             ---------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $ 34,735           $   608           $ 27,829
                                                 --------           -------           --------
EXPENSES:
      Mortality and expense risk
         charges                                   69,326             4,919              1,572
      Administrative charges                        5,433               401                144
                                                 --------           -------           --------
         Total expenses                            74,759             5,320              1,716
                                                 --------           -------           --------
            Net investment income (loss)          (40,024)           (4,712)            26,113
                                                 --------           -------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  57,593             2,805              2,386
      Realized gains (losses) on sale of
         investments                              151,201             8,922              2,237
                                                 --------           -------           --------
            Net realized gains (losses)           208,794            11,727              4,623
                                                 --------           -------           --------
      Change in unrealized gains (losses)
         on investments                            14,816            12,860            (19,846)
                                                 --------           -------           --------
      Net increase (decrease) in net assets
         resulting from operations               $183,586           $19,875           $ 10,890
                                                 ========           =======           ========

                                                MSF WESTERN
                                             ASSET MANAGEMENT          PIMCO VIT                 PIMCO VIT
                                              U.S. GOVERNMENT         REAL RETURN              TOTAL RETURN
                                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                                 (CLASS A)     (ADMINISTRATIVE CLASS)(a)  (ADMINISTRATIVE CLASS)
                                             ----------------  -------------------------  ----------------------
INVESTMENT INCOME:
      Dividends                                   $5,587                $ 22,943                 $183,579
                                                  ------                --------                 --------
EXPENSES:
      Mortality and expense risk
         charges                                   3,360                   8,681                   73,993
      Administrative charges                         280                     730                    5,740
                                                  ------                --------                 --------
         Total expenses                            3,640                   9,411                   79,733
                                                  ------                --------                 --------
            Net investment income (loss)           1,947                  13,532                  103,846
                                                  ------                --------                 --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --                      --                       --
      Realized gains (losses) on sale of
         investments                               2,816                 (75,539)                 (25,046)
                                                  ------                --------                 --------
            Net realized gains (losses)            2,816                 (75,539)                 (25,046)
                                                  ------                --------                 --------
      Change in unrealized gains (losses)
         on investments                             (865)                 89,851                  160,483
                                                  ------                --------                 --------
      Net increase (decrease) in net assets
         resulting from operations                $3,898                $ 27,844                 $239,283
                                                  ======                ========                 ========

   The accompanying notes are an integral part of these financial statements.

                                                   PUTNAM VT          PUTNAM VT     VAN KAMPEN LIT  VAN KAMPEN LIT
                                             INTERNATIONAL EQUITY  SMALL CAP VALUE     COMSTOCK       ENTERPRISE
                                                  SUBACCOUNT          SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                (CLASS IB) (a)      (CLASS IB) (a)    (CLASS II)      (CLASS II)
                                             --------------------  ---------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                    $   6,712          $   6,178        $  54,518       $     30
                                                   ---------          ---------        ---------       --------
EXPENSES:
      Mortality and expense risk
         charges                                       1,571              6,250           61,931            786
      Administrative charges                             116                547            4,785             60
                                                   ---------          ---------        ---------       --------
         Total expenses                                1,687              6,797           66,716            846
                                                   ---------          ---------        ---------       --------
            Net investment income (loss)               5,025               (619)         (12,198)          (816)
                                                   ---------          ---------        ---------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     29,055            123,553           75,625             --
      Realized gains (losses) on sale of
         investments                                  85,415            166,260          161,268         37,144
                                                   ---------          ---------        ---------       --------
            Net realized gains (losses)              114,470            289,813          236,893         37,144
                                                   ---------          ---------        ---------       --------
      Change in unrealized gains (losses)
         on investments                             (101,552)          (215,168)        (315,934)       (29,724)
                                                   ---------          ---------        ---------       --------
      Net increase (decrease) in net assets
         resulting from operations                 $  17,943          $  74,026        $ (91,239)      $  6,604
                                                   =========          =========        =========       ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                              VAN KAMPEN LIT
                                             STRATEGIC GROWTH
                                                SUBACCOUNT
                                                 (CLASS I)
                                             ----------------
INVESTMENT INCOME:
      Dividends                                   $    57
                                                  -------
EXPENSES:
      Mortality and expense risk
         charges                                    1,503
      Administrative charges                          124
                                                  -------
         Total expenses                             1,627
                                                  -------
            Net investment income (loss)           (1,570)
                                                  -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --
      Realized gains (losses) on sale of
         investments                               22,444
                                                  -------
            Net realized gains (losses)            22,444
                                                  -------
      Change in unrealized gains (losses)
         on investments                            (8,600)
                                                  -------
      Net increase (decrease) in net assets
         resulting from operations                $12,274
                                                  =======

   The accompanying notes are an integral part of these financial statements.

                 METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT
                     VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                      AIM V.I. UTILITIES   ALGER AMERICAN LEVERAGED ALLCAP  AMERICAN FUNDS GLOBAL GROWTH
                                          SUBACCOUNT                  SUBACCOUNT                     SUBACCOUNT
                                          (SERIES I)                  (CLASS S)                       (CLASS 2)
                                     -------------------   -------------------------------  ----------------------------
                                       2007       2006             2007       2006                2007         2006
                                     --------   --------         --------   --------           ----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (364)  $    476         $ (2,975)  $ (1,744)          $   24,026   $  (47,873)
   Net realized gains (losses)         12,017      7,461           20,130     13,126              515,798      202,895
   Change in unrealized gains
      (losses) on investments           2,595      5,103           20,810      5,185              (43,120)     514,692
                                     --------   --------         --------   --------           ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations               14,248     13,040           37,965     16,567              496,704      669,714
                                     --------   --------         --------   --------           ----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --         --               --         --               21,270       68,429
   Transfers from other funding
      options                          42,106     51,202          135,151     21,817              313,320      311,646
   Contract charges                       (10)        (9)             (14)       (23)                (223)        (238)
   Contract surrenders                   (498)   (18,268)          (6,073)      (547)            (649,599)    (614,443)
   Transfers to other funding
      options                         (47,144)   (40,426)         (58,540)   (78,317)            (271,654)    (173,458)
   Other receipts (payments)               --         --          (10,392)       (70)             (44,615)     (24,145)
                                     --------   --------         --------   --------           ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (5,546)    (7,501)          60,132    (57,140)            (631,501)    (432,209)
                                     --------   --------         --------   --------           ----------   ----------
      Net increase (decrease)
         in net assets                  8,702      5,539           98,097    (40,573)            (134,797)     237,505
NET ASSETS:
   Beginning of period                 60,252     54,713          108,959    149,532            4,187,057    3,949,552
                                     --------   --------         --------   --------           ----------   ----------
   End of period                     $ 68,954   $ 60,252         $207,056   $108,959           $4,052,260   $4,187,057
                                     ========   ========         ========   ========           ==========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                     AMERICAN FUNDS GROWTH-INCOME    AMERICAN FUNDS GROWTH
                                              SUBACCOUNT                   SUBACCOUNT
                                               (CLASS 2)                   (CLASS 2)
                                     ----------------------------  -------------------------
                                           2007          2006          2007          2006
                                       -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   (62,427)  $   (61,794)  $  (144,757)  $  (147,857)
   Net realized gains (losses)             846,835       641,520     1,647,328       646,014
   Change in unrealized gains
      (losses) on investments             (491,644)      526,310      (453,323)      330,549
                                       -----------   -----------   -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations                   292,764     1,106,036     1,049,248       828,706
                                       -----------   -----------   -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  12,946       386,397        75,328       174,256
   Transfers from other funding
      options                              123,631       253,444       125,668       658,188
   Contract charges                           (524)         (601)         (630)         (738)
   Contract surrenders                  (1,334,784)   (1,561,276)   (2,228,632)   (1,853,190)
   Transfers to other funding
      options                             (540,247)     (604,481)     (604,360)     (350,759)
   Other receipts (payments)              (196,037)     (127,854)     (119,320)     (205,831)
                                       -----------   -----------   -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (1,935,015)   (1,654,371)   (2,751,946)   (1,578,074)
                                       -----------   -----------   -----------   -----------
      Net increase (decrease)
         in net assets                  (1,642,251)     (548,335)   (1,702,698)     (749,368)
NET ASSETS:
   Beginning of period                   9,039,402     9,587,737    10,850,672    11,600,040
                                       -----------   -----------   -----------   -----------
   End of period                       $ 7,397,151   $ 9,039,402   $ 9,147,974   $10,850,672
                                       ===========   ===========   ===========   ===========

                                      CREDIT SUISSE TRUST   CREDIT SUISSE TRUST
                                       EMERGING MARKETS       GLOBAL SMALL CAP
                                          SUBACCOUNT             SUBACCOUNT
                                     --------------------   -------------------
                                      2007 (a)     2006       2007       2006
                                     ---------   --------   -------   --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (1,031)  $ (2,111)  $   (73)  $   (365)
   Net realized gains (losses)          72,475     18,789     1,357      4,133
   Change in unrealized gains
      (losses) on investments          (68,034)    25,395    (1,605)    (2,117)
                                     ---------   --------   -------   --------
      Net increase (decrease)
         in net assets resulting
         from operations                 3,410     42,073      (321)     1,651
                                     ---------   --------   -------   --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  --        400        --         16
   Transfers from other funding
      options                              806     47,130        --      2,394
   Contract charges                         --        (17)       (3)        (6)
   Contract surrenders                 (16,081)   (35,484)   (5,991)   (21,638)
   Transfers to other funding
      options                         (186,538)   (11,501)     (154)    (1,351)
   Other receipts (payments)             1,377     (3,393)    1,072       (141)
                                     ---------   --------   -------   --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (200,436)    (2,865)   (5,076)   (20,726)
                                     ---------   --------   -------   --------
      Net increase (decrease)
         in net assets                (197,026)    39,208    (5,397)   (19,075)
NET ASSETS:
   Beginning of period                 197,026    157,818     7,356     26,431
                                     ---------   --------   -------   --------
   End of period                     $      --   $197,026   $ 1,959   $  7,356
                                     =========   ========   =======   ========

   The accompanying notes are an integral part of these financial statements.

                                                             DREYFUS SOCIALLY
                                     DREYFUS MIDCAP STOCK   RESPONSIBLE GROWTH  DREYFUS VIF APPRECIATION
                                          SUBACCOUNT            SUBACCOUNT             SUBACCOUNT
                                       (SERVICE SHARES)      (SERVICE SHARES)       (INITIAL SHARES)
                                     ---------------------  ------------------  ------------------------
                                        2007       2006      2007       2006        2007        2006
                                      --------   ---------  ------    --------    --------   ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $ (7,628)  $  (8,889) $  (48)   $  (110)    $   (259)   $     58
   Net realized gains (losses)          53,389     101,265      51        487        7,558      11,661
   Change in unrealized gains
      (losses) on investments          (48,183)    (61,987)    132        (37)      (1,985)      6,976
                                      --------   ---------  ------    -------     --------    --------
      Net increase (decrease)
         in net assets resulting
         from operations                (2,422)     30,389     135        340        5,314      18,695
                                      --------   ---------  ------    -------     --------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 200       2,032      --         --           --          --
   Transfers from other funding
      options                            7,735      10,370      --        115            4       5,209
   Contract charges                        (49)        (73)     --         (4)         (10)        (16)
   Contract surrenders                 (23,336)   (159,829)   (209)    (3,170)     (31,231)    (87,617)
   Transfers to other funding
      options                          (28,695)     (3,775)     --         --         (302)     (1,995)
   Other receipts (payments)           (11,442)     (4,252)     (3)        --           --          --
                                      --------   ---------  ------    -------     --------    --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (55,587)   (155,527)   (212)    (3,059)     (31,539)    (84,419)
                                      --------   ---------  ------    -------     --------    --------
      Net increase (decrease)
         in net assets                 (58,009)   (125,138)    (77)    (2,719)     (26,225)    (65,724)
NET ASSETS:
   Beginning of period                 439,622     564,760   2,627      5,346      102,224     167,948
                                      --------   ---------  ------    -------     --------    --------
   End of period                      $381,613   $ 439,622  $2,550    $ 2,627     $ 75,999    $102,224
                                      ========   =========  ======    =======     ========    ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.


                                     DREYFUS VIF DEVELOPING LEADERS  DWS VIT EQUITY 500 INDEX
                                               SUBACCOUNT                   SUBACCOUNT
                                            (INITIAL SHARES)                (CLASS 2)
                                     ------------------------------  ------------------------
                                           2007          2006            2007        2006
                                         ----------   ---------        ---------   --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (5,054)   $  (8,329)      $  (4,725)   $ (5,952)
   Net realized gains (losses)              57,650       77,057          22,443       2,255
   Change in unrealized gains
      (losses) on investments             (106,499)     (55,956)         (1,870)     64,229
                                         ---------    ---------       ---------    --------
      Net increase (decrease)
         in net assets resulting
         from operations                   (53,903)      12,772          15,848      60,532
                                         ---------    ---------       ---------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  19,255        8,522              --          --
   Transfers from other funding
      options                               18,294       18,744          17,496      80,363
   Contract charges                            (64)         (95)            (48)        (58)
   Contract surrenders                     (69,833)    (119,583)        (39,826)    (14,281)
   Transfers to other funding
      options                              (30,644)     (79,427)        (87,979)    (23,485)
   Other receipts (payments)                (9,363)      (3,783)         (5,615)        (73)
                                         ---------    ---------       ---------    --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        (72,355)    (175,622)       (115,972)     42,466
                                         ---------    ---------       ---------    --------
      Net increase (decrease)
         in net assets                    (126,258)    (162,850)       (100,124)    102,998
NET ASSETS:
   Beginning of period                     478,268      641,118         567,631     464,633
                                         ---------    ---------       ---------    --------
   End of period                         $ 352,010    $ 478,268       $ 467,507    $567,631
                                         =========    =========       =========    ========

                                         DWS VIT RREEF
                                     REAL ESTATE SECURITIES  DWSI GLOBAL OPPORTUNITIES
                                          SUBACCOUNT                SUBACCOUNT
                                           (CLASS B)                (CLASS B)
                                     ----------------------  -------------------------
                                        2007        2006         2007         2006
                                     ---------   ---------     --------    ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (4,121)  $  (9,055)    $ (1,975)   $ (2,524)
   Net realized gains (losses)         111,609      68,544       28,340      27,013
   Change in unrealized gains
      (losses) on investments         (154,931)     81,183      (11,233)     22,221
                                     ---------   ---------     --------    --------
      Net increase (decrease)
         in net assets resulting
         from operations               (47,443)    140,672       15,132      46,710
                                     ---------   ---------     --------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 271      12,480           --       4,213
   Transfers from other funding
      options                           31,897      51,292        3,025         759
   Contract charges                        (49)        (69)         (21)        (25)
   Contract surrenders                (191,193)   (163,871)      (6,945)    (67,076)
   Transfers to other funding
      options                          (15,494)    (64,013)     (16,032)    (27,881)
   Other receipts (payments)               294      (3,427)       1,055      (3,078)
                                     ---------   ---------     --------    --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (174,274)   (167,608)     (18,918)    (93,088)
                                     ---------   ---------     --------    --------
      Net increase (decrease)
         in net assets                (221,717)    (26,936)      (3,786)    (46,378)
NET ASSETS:
   Beginning of period                 468,524     495,460      227,696     274,074
                                     ---------   ---------     --------    --------
   End of period                     $ 246,807   $ 468,524     $223,910    $227,696
                                     =========   =========     ========    ========

   The accompanying notes are an integral part of these financial statements.

                                       DWSI CAPITAL GROWTH     DWSI GROWTH & INCOME      DWSI HEALTH CARE
                                           SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                           (CLASS B)                (CLASS B)                (CLASS B)
                                     ----------------------  ----------------------  ----------------------
                                        2007        2006        2007        2006        2007        2006
                                     ----------  ----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (11,096)   $ (8,817)   $ (2,127)   $ (2,544)   $ (2,555)  $  (3,292)
   Net realized gains (losses)          30,285      19,751       7,363       2,860      10,653      12,681
   Change in unrealized gains
      (losses) on investments           37,592      16,274      (6,842)     19,042       5,177      (6,272)
                                     ---------    --------    --------    --------    --------   ---------
      Net increase (decrease)
         in net assets resulting
         from operations                56,781      27,208      (1,606)     19,358      13,275       3,117
                                     ---------    --------    --------    --------    --------   ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              28,478      17,793         200         300         100       3,237
   Transfers from other funding
      options                           56,299     257,846         910         396         559       3,831
   Contract charges                        (57)        (46)        (14)        (18)        (12)        (21)
   Contract surrenders                (128,939)    (83,594)     (7,901)    (12,524)     (8,254)   (120,068)
   Transfers to other funding
      options                          (55,705)    (44,130)       (275)       (725)     (5,197)     (1,687)
   Other receipts (payments)            (3,302)     (2,231)     (8,170)         --          --      (4,477)
                                     ---------    --------    --------    --------    --------   ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (103,226)    145,638     (15,250)    (12,571)    (12,804)   (119,185)
                                     ---------    --------    --------    --------    --------   ---------
      Net increase (decrease)
         in net assets                 (46,445)    172,846     (16,856)      6,787         471    (116,068)
NET ASSETS:
   Beginning of period                 667,552     494,706     191,752     184,965     126,965     243,033
                                     ---------    --------    --------    --------    --------   ---------
   End of period                     $ 621,107    $667,552    $174,896    $191,752    $127,436   $ 126,965
                                     =========    ========    ========    ========    ========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                        DWSII BALANCED        DWSI INTERNATIONAL
                                          SUBACCOUNT              SUBACCOUNT
                                           (CLASS B)               (CLASS B)
                                    ----------------------  ----------------------
                                        2007        2006        2007      2006 (b)
                                    ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  1,085   $     141    $    171   $  (1,057)
   Net realized gains (losses)          7,922      16,392      29,923      35,530
   Change in unrealized gains
      (losses) on investments          (5,819)     (1,277)     10,834      38,468
                                     --------   ---------    --------   ---------
      Net increase (decrease)
         in net assets resulting
         from operations                3,188      15,256      40,928      72,941
                                     --------   ---------    --------   ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --          --         172      10,323
   Transfers from other funding
      options                           1,296         967       6,758      50,815
   Contract charges                       (50)        (59)        (68)        (62)
   Contract surrenders                (18,293)   (204,120)    (29,833)    (38,472)
   Transfers to other funding
      options                         (25,156)       (664)    (33,120)   (110,337)
   Other receipts (payments)           (8,319)         --       1,176      (4,677)
                                     --------   ---------    --------   ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (50,522)   (203,876)    (54,915)    (92,410)
                                     --------   ---------    --------   ---------
      Net increase (decrease)
         in net assets                (47,334)   (188,620)    (13,987)    (19,469)
NET ASSETS:
   Beginning of period                154,579     343,199     370,615     390,084
                                     --------   ---------    --------   ---------
   End of period                     $107,245   $ 154,579    $356,628   $ 370,615
                                     ========   =========    ========   =========

                                    DWSII STRATEGIC INCOME      DWSII BLUE CHIP
                                          SUBACCOUNT              SUBACCOUNT
                                          (CLASS B)               (CLASS B)
                                    ----------------------  ----------------------
                                       2007        2006        2007        2006
                                    ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  5,336    $  6,573    $ (3,871)  $  (6,183)
   Net realized gains (losses)          1,010        (504)     55,256      76,795
   Change in unrealized gains
      (losses) on investments          (2,538)      4,562     (44,481)    (13,471)
                                     --------    --------    --------   ---------
      Net increase (decrease)
         in net assets resulting
         from operations                3,808      10,631       6,904      57,141
                                     --------    --------    --------   ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --          --          84       1,648
   Transfers from other funding
      options                           2,146      16,099       3,793      18,689
   Contract charges                       (19)        (22)        (52)        (65)
   Contract surrenders                (31,812)    (73,838)    (51,234)   (281,169)
   Transfers to other funding
      options                          (1,646)    (15,784)    (21,205)    (19,991)
   Other receipts (payments)          (10,326)         --      (8,222)     (6,090)
                                     --------    --------    --------   ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (41,657)    (73,545)    (76,836)   (286,978)
                                     --------    --------    --------   ---------
      Net increase (decrease)
         in net assets                (37,849)    (62,914)    (69,932)   (229,837)
NET ASSETS:
   Beginning of period                157,297     220,211     356,466     586,303
                                     --------    --------    --------   ---------
   End of period                     $119,448    $157,297    $286,534   $ 356,466
                                     ========    ========    ========   =========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII CONSERVATIVE ALLOCATION  DWSII CORE FIXED INCOME  DWSII DAVIS VENTURE VALUE
                                               SUBACCOUNT                 SUBACCOUNT                SUBACCOUNT
                                               (CLASS B)                   (CLASS B)                 (CLASS B)
                                     -----------------------------  -----------------------  -------------------------
                                           2007           2006         2007          2006         2007         2006
                                        ---------       --------     --------     ---------    ---------    ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $   2,057       $ (1,223)    $ 13,794     $   9,684    $ (10,594)   $  (15,303)
   Net realized gains (losses)             16,470         10,721       (1,616)       (3,781)      74,952       122,960
   Change in unrealized gains
      (losses) on investments              (9,500)         6,857         (643)        6,915      (49,406)      (11,836)
                                        ---------       --------     --------     ---------    ---------    ----------
      Net increase (decrease)
         in net assets resulting
         from operations                    9,027         16,355       11,535        12,818       14,952        95,821
                                        ---------       --------     --------     ---------    ---------    ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                     --         31,796          210         2,961       14,116        20,593
   Transfers from other funding
      options                             122,178         18,859       41,983        61,239       57,892        12,935
   Contract charges                           (53)           (14)        (123)         (132)         (96)         (146)
   Contract surrenders                   (163,323)       (33,781)     (56,654)     (114,798)    (202,524)     (411,373)
   Transfers to other funding
      options                                 (22)       (61,761)     (22,956)       (5,316)     (50,395)     (220,308)
   Other receipts (payments)                   --        (52,140)     (10,987)           --       (6,883)       (9,535)
                                        ---------       --------     --------     ---------    ---------    ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (41,220)       (97,041)     (48,527)      (56,046)    (187,890)     (607,834)
                                        ---------       --------     --------     ---------    ---------    ----------
      Net increase (decrease)
         in net assets                    (32,193)       (80,686)     (36,992)      (43,228)    (172,938)     (512,013)
NET ASSETS:
   Beginning of period                    207,502        288,188      694,479       737,707      762,374     1,274,387
                                        ---------       --------     --------     ---------    ---------    ----------
   End of period                        $ 175,309       $207,502     $657,487     $ 694,479    $ 589,436    $  762,374
                                        =========       ========     ========     =========    =========    ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                          DWSII DREMAN           DWSII DREMAN                              DWSII GOVERNMENT &
                                       HIGH RETURN EQUITY     SMALL MID CAP VALUE   DWSII GLOBAL THEMATIC   AGENCY SECURITIES
                                           SUBACCOUNT             SUBACCOUNT              SUBACCOUNT           SUBACCOUNT
                                            (CLASS B)              (CLASS B)              (CLASS B)            (CLASS B)
                                     ----------------------  ---------------------  ---------------------  ------------------
                                        2007        2006        2007       2006        2007       2006       2007      2006
                                     ----------  ----------  ---------  ----------  ---------   ---------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (10,847) $   (6,999) $  (8,143) $  (13,812) $  (3,324)  $  (4,338) $  8,439  $  6,797
   Net realized gains (losses)           70,266     120,778    181,261     156,062     49,904      89,160    (1,200)   (2,454)
   Change in unrealized gains
      (losses) on investments          (108,671)     78,271   (153,187)     52,944    (33,452)    (26,151)    3,468     1,557
                                     ----------  ----------  ---------  ----------  ---------   ---------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                (49,252)    192,050     19,931     195,194     13,128      58,671    10,707     5,900
                                     ----------  ----------  ---------  ----------  ---------   ---------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               32,745       9,086         --      23,153         --         600       180     3,472
   Transfers from other funding
      options                            37,269     399,805      3,436       2,111      2,681     184,403     3,760     6,269
   Contract charges                        (130)       (147)       (89)       (116)       (32)        (31)      (56)      (51)
   Contract surrenders                 (172,441)   (155,820)  (359,665)   (249,105)   (14,467)   (185,127)  (32,447)  (37,827)
   Transfers to other funding
      options                          (148,318)   (208,388)   (55,747)   (110,078)   (98,674)   (150,698)   (6,724)  (62,020)
   Other receipts (payments)            (14,833)    (10,053)     2,891      (6,028)        --      (4,743)     (103)       --
                                     ----------  ----------  ---------  ----------  ---------   ---------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (265,708)     34,483   (409,174)   (340,063)  (110,492)   (155,596)  (35,390)  (90,157)
                                     ----------  ----------  ---------  ----------  ---------   ---------  --------  --------
      Net increase (decrease)
         in net assets                 (314,960)    226,533   (389,243)   (144,869)   (97,364)    (96,925)  (24,683)  (84,257)
NET ASSETS:
   Beginning of period                1,454,401   1,227,868    871,855   1,016,724    232,720     329,645   329,841   414,098
                                     ----------  ----------  ---------  ----------  ---------   ---------  --------  --------
   End of period                     $1,139,441  $1,454,401  $ 482,612  $  871,855  $ 135,356   $ 232,720  $305,158  $329,841
                                     ==========  ==========  =========  ==========  =========   =========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                                    DWSII GROWTH ALLOCATION    DWSII HIGH INCOME    DWSII INTERNATIONAL SELECT EQUITY
                                           SUBACCOUNT             SUBACCOUNT                   SUBACCOUNT
                                           (CLASS B)               (CLASS B)                    (CLASS B)
                                    -----------------------  ---------------------  ---------------------------------
                                       2007         2006        2007       2006            2007            2006
                                    ----------  -----------  ----------  ---------  ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     396   $  (3,553)   $  45,825  $  50,199       $   2,612      $ (1,459)
   Net realized gains (losses)          26,541      17,524       (6,076)    (1,126)         87,344        25,678
   Change in unrealized gains
      (losses) on investments          (16,033)     15,782      (39,246)    14,880         (42,861)       43,685
                                     ---------   ---------    ---------  ---------       ---------      --------
      Net increase (decrease)
         in net assets resulting
         from operations                10,904      29,753          503     63,953          47,095        67,904
                                     ---------   ---------    ---------  ---------       ---------      --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  --          --          491     39,543              --         5,336
   Transfers from other funding
      options                               18       5,033       39,165    336,782         148,395        82,244
   Contract charges                        (30)        (30)         (44)       (72)            (44)          (52)
   Contract surrenders                    (789)   (131,469)    (364,997)  (301,214)       (109,204)      (47,425)
   Transfers to other funding
      options                             (444)       (397)     (29,892)  (315,698)       (119,027)      (51,320)
   Other receipts (payments)          (109,859)         --      (11,153)        --          (4,308)       (6,192)
                                     ---------   ---------    ---------  ---------       ---------      --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (111,104)   (126,863)    (366,430)  (240,659)        (84,188)      (17,409)
                                     ---------   ---------    ---------  ---------       ---------      --------
      Net increase (decrease)
         in net assets                (100,200)    (97,110)    (365,927)  (176,706)        (37,093)       50,495
NET ASSETS:
   Beginning of period                 217,594     314,704      780,453    957,159         364,864       314,369
                                     ---------   ---------    ---------  ---------       ---------      --------
   End of period                     $ 117,394   $ 217,594    $ 414,526  $ 780,453       $ 327,771      $364,864
                                     =========   =========    =========  =========       =========      ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                    DWSII JANUS GROWTH & INCOME  DWSII LARGE CAP VALUE
                                             SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                 (CLASS B)
                                    ---------------------------  ---------------------
                                          2007         2006          2007       2006
                                    ------------  -------------  ---------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $ (4,105)   $  (4,476)    $  (1,217)  $ (3,610)
   Net realized gains (losses)            5,590       40,338        59,164     17,268
   Change in unrealized gains
      (losses) on investments             8,083      (14,771)      (19,338)    48,702
                                       --------    ---------     ---------   --------
      Net increase (decrease)
         in net assets resulting
         from operations                  9,568       21,091        38,609     62,360
                                       --------    ---------     ---------   --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   --        3,604            --     14,967
   Transfers from other funding
      options                             3,527       14,008         1,188      8,364
   Contract charges                          (6)          (7)          (71)      (102)
   Contract surrenders                   (8,799)    (189,523)     (158,645)   (81,555)
   Transfers to other funding
      options                            (1,145)      (3,575)      (39,917)   (19,451)
   Other receipts (payments)               (223)          --        (6,757)    (4,552)
                                       --------    ---------     ---------   --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (6,646)    (175,493)     (204,202)   (82,329)
                                       --------    ---------     ---------   --------
      Net increase (decrease)
         in net assets                    2,922     (154,402)     (165,593)   (19,969)
NET ASSETS:
   Beginning of period                  224,658      379,060       510,646    530,615
                                       --------    ---------     ---------   --------
   End of period                       $227,580    $ 224,658     $ 345,053   $510,646
                                       ========    =========     =========   ========

                                    DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION
                                         SUBACCOUNT               SUBACCOUNT
                                          (CLASS B)               (CLASS B)
                                    --------------------  -------------------------
                                       2007       2006        2007          2006
                                    ---------  ---------  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   (128)   $  (268)    $    188    $ (6,747)
   Net realized gains (losses)         2,099        521       22,475       7,175
   Change in unrealized gains
      (losses) on investments         (1,275)     1,114       (7,489)     42,302
                                    --------    -------     --------    --------
      Net increase (decrease)
         in net assets resulting
         from operations                 696      1,367       15,174      42,730
                                    --------    -------     --------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                --         --           --          --
   Transfers from other funding
      options                             --        502       48,341       6,818
   Contract charges                       (3)        (8)         (60)        (30)
   Contract surrenders                (3,382)    (2,833)      (8,007)    (25,581)
   Transfers to other funding
      options                             --       (211)        (505)       (394)
   Other receipts (payments)          (7,054)        --           --          --
                                    --------    -------     --------    --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions  (10,439)    (2,550)      39,769     (19,187)
                                    --------    -------     --------    --------
      Net increase (decrease)
         in net assets                (9,743)    (1,183)      54,943      23,543
NET ASSETS:
   Beginning of period                13,426     14,609      533,026     509,483
                                    --------    -------     --------    --------
   End of period                    $  3,683    $13,426     $587,969    $533,026
                                    ========    =======     ========    ========

   The accompanying notes are an integral part of these financial statements.

                                                                   DWSII SMALL
                                        DWSII MONEY MARKET         CAP GROWTH       DWSII TECHNOLOGY
                                            SUBACCOUNT             SUBACCOUNT          SUBACCOUNT
                                            (CLASS B)               (CLASS B)           (CLASS B)
                                     ------------------------  ------------------  ------------------
                                         2007         2006       2007      2006      2007      2006
                                     -----------  -----------  --------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   317,712  $   295,842  $ (3,799) $ (4,287) $ (4,703) $ (4,162)
   Net realized gains (losses)                --           --     8,419    12,119    13,226       654
   Change in unrealized gains
      (losses) on investments                 --           --     1,586       (63)   17,480     1,730
                                     -----------  -----------  --------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                 317,712      295,842     6,206     7,769    26,003    (1,778)
                                     -----------  -----------  --------  --------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 8,302        7,280        60     1,260        21     3,095
   Transfers from other funding
      options                            409,123      976,043     5,568     6,993    95,781    41,707
   Contract charges                          (63)         (98)      (69)      (35)      (25)      (25)
   Contract surrenders                   (61,587)  (1,214,739)   (5,721)  (59,265)     (759)   (2,197)
   Transfers to other funding
      options                           (277,154)    (425,899)  (27,712)   (4,561)  (96,334)     (885)
   Other receipts (payments)                 265           --    (6,356)   (4,117)   (8,666)   (2,956)
                                     -----------  -----------  --------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       78,886     (657,413)  (34,230)  (59,725)   (9,982)   38,739
                                     -----------  -----------  --------  --------  --------  --------
      Net increase (decrease)
         in net assets                   396,598     (361,571)  (28,024)  (51,956)   16,021    36,961
NET ASSETS:
   Beginning of period                11,738,503   12,100,074   184,643   236,599   254,110   217,149
                                     -----------  -----------  --------  --------  --------  --------
   End of period                     $12,135,101  $11,738,503  $156,619  $184,643  $270,131  $254,110
                                     ===========  ===========  ========  ========  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                                                                                             FIDELITY VIP
                                         DWSII TURNER            FIDELITY VIP          FIDELITY VIP        DYNAMIC CAPITAL
                                        MID CAP GROWTH           CONTRAFUND             CONTRAFUND           APPRECIATION
                                          SUBACCOUNT             SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                           (CLASS B)          (SERVICE CLASS 2)       (SERVICE CLASS)     (SERVICE CLASS 2)
                                     --------------------  ----------------------  --------------------  -------------------
                                        2007       2006       2007        2006        2007       2006      2007       2006
                                     ---------  ---------  ----------  ----------  ---------  ---------  --------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (3,872) $  (6,456) $  (15,389) $  (13,077) $  (9,654) $  (7,040) $   (946) $  (2,549)
   Net realized gains (losses)          45,182     48,067     369,504     165,972    207,780    106,590    10,417     32,868
   Change in unrealized gains
      (losses) on investments           (2,839)   (32,324)   (188,828)    (44,700)  (106,508)   (40,331)   (6,237)   (17,535)
                                     ---------  ---------  ----------  ----------  ---------  ---------  --------  ---------
      Net increase (decrease)
         in net assets resulting
         from operations                38,471      9,287     165,287     108,195     91,618     59,219     3,234     12,784
                                     ---------  ---------  ----------  ----------  ---------  ---------  --------  ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 247     12,325         248      33,172         --      5,000        --         --
   Transfers from other funding
      options                          136,398     11,926     164,110     152,305     31,250    123,163    10,000     37,556
   Contract charges                        (37)       (44)        (66)       (113)       (21)       (31)       (3)        (3)
   Contract surrenders                (134,529)   (49,512)   (317,118)   (243,008)  (290,854)  (174,989)   (2,069)  (113,395)
   Transfers to other funding
      options                         (122,209)  (136,693)    (98,324)    (81,199)   (12,892)   (14,312)       --    (64,090)
   Other receipts (payments)            (1,397)        --     (13,690)         --         --         --   (13,968)        --
                                     ---------  ---------  ----------  ----------  ---------  ---------  --------  ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (121,527)  (161,998)   (264,840)   (138,843)  (272,517)   (61,169)   (6,040)  (139,932)
                                     ---------  ---------  ----------  ----------  ---------  ---------  --------  ---------
      Net increase (decrease)
         in net assets                 (83,056)  (152,711)    (99,553)    (30,648)  (180,899)    (1,950)   (2,806)  (127,148)
NET ASSETS:
   Beginning of period                 260,798    413,509   1,210,860   1,241,508    646,646    648,596    62,470    189,618
                                     ---------  ---------  ----------  ----------  ---------  ---------  --------  ---------
   End of period                     $ 177,742  $ 260,798  $1,111,307  $1,210,860  $ 465,747  $ 646,646  $ 59,664  $  62,470
                                     =========  =========  ==========  ==========  =========  =========  ========  =========

   The accompanying notes are an integral part of these financial statements.

                                                              FTVIPT FRANKLIN INCOME  FTVIPT FRANKLIN SMALL-MID CAP
                                       FIDELITY VIP MID CAP        SECURITIES              GROWTH SECURITIES
                                           SUBACCOUNT              SUBACCOUNT                  SUBACCOUNT
                                        (SERVICE CLASS 2)          (CLASS 2)                   (CLASS 2)
                                     -----------------------  ----------------------  -----------------------------
                                       2007        2006          2007        2006         2007           2006
                                     ----------  -----------  ---------  -----------  -----------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (24,940)  $  (36,777) $   3,902   $  3,670     $ (10,870)     $  (21,949)
   Net realized gains (losses)          274,233      413,745     24,251      1,364       119,389         144,609
   Change in unrealized gains
      (losses) on investments           (43,285)    (186,473)   (21,223)    30,214       (52,391)        (77,575)
                                     ----------   ----------  ---------   --------     ---------      ----------
      Net increase (decrease)
         in net assets resulting
         from operations                206,008      190,495      6,930     35,248        56,128          45,085
                                     ----------   ----------  ---------   --------     ---------      ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               15,200       54,054      1,038         --            --              --
   Transfers from other funding
      options                           129,231      370,118      3,294     13,120        51,323          83,805
   Contract charges                        (138)        (147)       (24)       (12)          (30)            (32)
   Contract surrenders                 (466,794)    (682,211)  (102,109)   (32,296)     (237,669)       (337,871)
   Transfers to other funding
      options                          (137,620)    (206,098)   (46,702)        --       (48,087)       (327,499)
   Other receipts (payments)            (15,003)     (10,174)        --         --       (12,616)        (35,298)
                                     ----------   ----------  ---------   --------     ---------      ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (475,124)    (474,458)  (144,503)   (19,188)     (247,079)       (616,895)
                                     ----------   ----------  ---------   --------     ---------      ----------
      Net increase (decrease)
         in net assets                 (269,116)    (283,963)  (137,573)    16,060      (190,951)       (571,810)
                                     ----------   ----------  ---------   --------     ---------      ----------
NET ASSETS:
   Beginning of period                1,737,826    2,021,789    257,860    241,800       597,076       1,168,886
                                     ----------   ----------  ---------   --------     ---------      ----------
   End of period                     $1,468,710   $1,737,826  $ 120,287   $257,860     $ 406,125      $  597,076
                                     ==========   ==========  =========   ========     =========      ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                     FTVIPT TEMPLETON DEVELOPING  FTVIPT TEMPLETON FOREIGN
                                          MARKETS SECURITIES              SECURITIES
                                              SUBACCOUNT                  SUBACCOUNT
                                             (CLASS 2)                    (CLASS 2)
                                     ---------------------------  ------------------------
                                          2007           2006        2007         2006
                                     --------------  -----------  ----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $    4,149   $  (11,632)  $      772   $  (20,044)
   Net realized gains (losses)             245,510      151,857      360,699      226,160
   Change in unrealized gains
      (losses) on investments               69,580      154,779     (125,412)     197,045
                                        ----------   ----------   ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   319,239      295,004      236,059      403,161
                                        ----------   ----------   ----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   9,392       32,332        3,500        3,102
   Transfers from other funding
      options                               29,834      163,698       79,835      251,202
   Contract charges                            (54)         (87)         (76)         (83)
   Contract surrenders                    (177,306)    (306,767)    (485,327)    (765,515)
   Transfers to other funding
      options                             (106,258)    (108,238)    (280,793)    (145,103)
   Other receipts (payments)               (22,190)     (33,965)        (923)     (47,044)
                                        ----------   ----------   ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (266,582)    (253,027)    (683,784)    (703,441)
                                        ----------   ----------   ----------   ----------
      Net increase (decrease)
         in net assets                      52,657       41,977     (447,725)    (300,280)
                                        ----------   ----------   ----------   ----------
NET ASSETS:
   Beginning of period                   1,325,802    1,283,825    2,032,014    2,332,294
                                        ----------   ----------   ----------   ----------
   End of period                        $1,378,459   $1,325,802   $1,584,289   $2,032,014
                                        ==========   ==========   ==========   ==========

                                     JANUS ASPEN GLOBAL     JANUS ASPEN
                                        LIFE SCIENCES    GLOBAL TECHNOLOGY
                                         SUBACCOUNT          SUBACCOUNT
                                      (SERVICE SHARES)    (SERVICE SHARES)
                                     ------------------  -----------------
                                       2007      2006      2007     2006
                                     -------  ---------  -------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (575)  $   (958) $  (751) $ (1,022)
   Net realized gains (losses)         2,245      8,206    2,533     3,632
   Change in unrealized gains
      (losses) on investments          2,942     (4,256)   6,852       463
                                     -------   --------  -------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               4,612      2,992    8,634     3,073
                                     -------   --------  -------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                --         --       --        --
   Transfers from other funding
      options                             --      4,373    5,003     4,953
   Contract charges                       (2)        (2)      (2)       (1)
   Contract surrenders                (2,006)   (37,457)  (1,974)  (12,999)
   Transfers to other funding
      options                         (5,292)    (5,060)  (5,248)   (9,097)
   Other receipts (payments)              --         --       --        --
                                     -------   --------  -------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (7,300)   (38,146)  (2,221)  (17,144)
                                     -------   --------  -------  --------
      Net increase (decrease)
         in net assets                (2,688)   (35,154)   6,413   (14,071)
                                     -------   --------  -------  --------
NET ASSETS:
   Beginning of period                26,512     61,666   44,887    58,958
                                     -------   --------  -------  --------
   End of period                     $23,824   $ 26,512  $51,300  $ 44,887
                                     =======   ========  =======  ========

   The accompanying notes are an integral part of these financial statements.

                                    JANUS ASPEN MID CAP GROWTH  JANUS ASPEN WORLDWIDE GROWTH  LMPIS PREMIER SELECTIONS
                                            SUBACCOUNT                   SUBACCOUNT                ALL CAP GROWTH
                                         (SERVICE SHARES)             (SERVICE SHARES)               SUBACCOUNT
                                    --------------------------  ----------------------------  ------------------------
                                         2007         2006           2007         2006          2007 (a)     2006
                                    ------------  ------------  -------------  -------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $ (3,674)    $ (3,464)       $   (771)    $   (349)       $   (63)    $  (278)
   Net realized gains (losses)          10,364        7,388           7,333        3,814          1,817       1,010
   Change in unrealized gains
      (losses) on investments           26,685       15,137          (1,183)       5,832         (1,207)       (475)
                                      --------     --------        --------     --------        -------     -------
      Net increase (decrease)
         in net assets resulting
         from operations                33,375       19,061           5,379        9,297            547         257
                                      --------     --------        --------     --------        -------     -------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  --           --              --           --             --          --
   Transfers from other funding
      options                           10,060           --              --       14,786             --       3,592
   Contract charges                         --           (9)             (3)          (9)            --          (6)
   Contract surrenders                 (25,098)     (18,261)        (24,079)     (10,166)            --          --
   Transfers to other funding
      options                               --           --              --      (16,777)        (9,389)     (6,726)
   Other receipts (payments)                --           --              --           --             (1)         --
                                      --------     --------        --------     --------        -------     -------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (15,038)     (18,270)        (24,082)     (12,166)        (9,390)     (3,140)
                                      --------     --------        --------     --------        -------     -------
      Net increase (decrease)
         in net assets                  18,337          791         (18,703)      (2,869)        (8,843)     (2,883)
NET ASSETS:
   Beginning of period                 177,613      176,822          50,357       53,226          8,843      11,726
                                      --------     --------        --------     --------        -------     -------
   End of period                      $195,950     $177,613        $ 31,654     $ 50,357        $    --     $ 8,843
                                      ========     ========        ========     ========        =======     =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET AGGRESSIVE GROWTH     LMPVET APPRECIATION
                                            SUBACCOUNT                SUBACCOUNT
                                            (CLASS I)                 (CLASS I)
                                    --------------------------  -----------------------
                                        2007          2006         2007        2006
                                    ------------  ------------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (35,499)  $  (41,326)   $ (11,808)   $ (10,336)
   Net realized gains (losses)          144,060      182,272      157,512       58,648
   Change in unrealized gains
      (losses) on investments          (123,462)     (24,778)     (85,808)      56,134
                                     ----------   ----------    ---------    ---------
      Net increase (decrease)
         in net assets resulting
         from operations                (14,901)     116,168       59,896      104,446
                                     ----------   ----------    ---------    ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  779           --           --           --
   Transfers from other funding
      options                           372,159      151,555      245,006           33
   Contract charges                        (102)         (96)         (88)         (82)
   Contract surrenders                 (408,296)    (521,728)    (409,670)    (156,550)
   Transfers to other funding
      options                           (58,881)    (143,644)      (8,784)      (7,019)
   Other receipts (payments)             (1,009)     (48,694)      (2,097)      (9,122)
                                     ----------   ----------    ---------    ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (95,350)    (562,607)    (175,633)    (172,740)
                                     ----------   ----------    ---------    ---------
      Net increase (decrease)
         in net assets                 (110,251)    (446,439)    (115,737)     (68,294)
NET ASSETS:
   Beginning of period                1,635,591    2,082,030      882,379      950,673
                                     ----------   ----------    ---------    ---------
   End of period                     $1,525,340   $1,635,591    $ 766,642    $ 882,379
                                     ==========   ==========    =========    =========

                                    LMPVET APPRECIATION
                                        SUBACCOUNT            LMPVET CAPITAL
                                        (CLASS II)              SUBACCOUNT
                                    -------------------  -------------------------
                                      2007 (c)   2006        2007         2006
                                    ----------  -------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   2,948    $--    $  (121,072)   $ (111,473)
   Net realized gains (losses)          51,242     --        792,283       622,482
   Change in unrealized gains
      (losses) on investments          (42,534)    --       (618,435)      250,163
                                     ---------    ---    -----------    ----------
      Net increase (decrease)
         in net assets resulting
         from operations                11,656     --         52,776       761,172
                                     ---------    ---    -----------    ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  --     --         82,136        86,199
   Transfers from other funding
      options                          849,821     --            184           540
   Contract charges                         --     --           (584)         (738)
   Contract surrenders                (218,084)    --     (2,090,941)     (885,473)
   Transfers to other funding
      options                               --     --        (63,301)     (560,668)
   Other receipts (payments)                --     --       (392,182)     (181,115)
                                     ---------    ---    -----------    ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    631,737     --     (2,464,688)   (1,541,255)
                                     ---------    ---    -----------    ----------
      Net increase (decrease)
         in net assets                 643,393     --     (2,411,912)     (780,083)
NET ASSETS:
   Beginning of period                      --     --      7,129,711     7,909,794
                                     ---------    ---    -----------    ----------
   End of period                     $ 643,393    $--    $ 4,717,799    $7,129,711
                                     =========    ===    ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                         LMPVET
                                           LMPVET          LMPVET EQUITY INDEX      FUNDAMENTAL VALUE
                                      DIVIDEND STRATEGY         SUBACCOUNT             SUBACCOUNT
                                         SUBACCOUNT             (CLASS II)              (CLASS I)
                                     ------------------  ----------------------  ----------------------
                                       2007      2006       2007         2006       2007        2006
                                     --------  --------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (464) $      6  $   (6,578) $   (9,440) $  (13,475) $   (5,774)
   Net realized gains (losses)         14,505     5,089     113,325      71,970     127,232      70,193
   Change in unrealized gains
      (losses) on investments          (7,202)   15,519     (67,891)     89,734    (129,563)     94,029
                                     --------  --------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                6,839    20,614      38,856     152,264     (15,806)    158,448
                                     --------  --------  ----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --        --      11,663      22,602          67          --
   Transfers from other funding
      options                              --    23,277         801       1,951     364,816      50,805
   Contract charges                        --        --         (86)       (150)        (97)        (97)
   Contract surrenders                (25,217)  (47,816)   (209,497)   (173,516)   (309,705)   (130,741)
   Transfers to other funding
      options                         (51,250)  (21,616)    (71,656)   (292,281)    (38,020)    (26,027)
   Other receipts (payments)               --        --          --          --      (1,758)     (9,990)
                                     --------  --------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (76,467)  (46,155)   (268,775)   (441,394)     15,303    (116,050)
                                     --------  --------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                (69,628)  (25,541)   (229,919)   (289,130)       (503)     42,398
NET ASSETS:
   Beginning of period                135,054   160,595   1,251,581   1,540,711   1,229,349   1,186,951
                                     --------  --------  ----------  ----------  ----------  ----------
   End of period                     $ 65,426  $135,054  $1,021,662  $1,251,581  $1,228,846  $1,229,349
                                     ========  ========  ==========  ==========  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                                                                     LMPVET
                                            LMPVET         LMPVET INVESTORS     LARGE CAP GROWTH    LMPVET MID CAP CORE
                                        GLOBAL EQUITY         SUBACCOUNT           SUBACCOUNT            SUBACCOUNT
                                          SUBACCOUNT           (CLASS I)            (CLASS I)            (CLASS I)
                                     -------------------  ------------------  --------------------  -------------------
                                       2007       2006      2007      2006       2007       2006       2007      2006
                                     --------  ---------  --------  --------  ---------  ---------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (9,124) $  (6,806) $ (2,671) $ (1,414) $  (8,205) $  (8,068) $  (7,959) $ (4,339)
   Net realized gains (losses)         44,122     47,205    27,838    15,573     24,573     22,948     82,930    61,006
   Change in unrealized gains
      (losses) on investments         (19,933)    28,757   (17,868)   32,782     (4,565)   (14,299)   (50,721)  (15,886)
                                     --------  ---------  --------  --------  ---------  ---------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               15,065     69,156     7,299    46,941     11,803        581     24,250    40,781
                                     --------  ---------  --------  --------  ---------  ---------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --      6,953     9,192     2,687         --         --         --        --
   Transfers from other funding
      options                              --         --       310       500    160,582         --        439   163,093
   Contract charges                       (93)      (124)      (16)      (27)       (52)       (29)        (8)       (9)
   Contract surrenders                (61,405)  (150,353)  (43,721)  (23,288)  (112,070)  (189,332)  (109,939)  (28,041)
   Transfers to other funding
      options                              --         --   (15,542)   (8,243)   (41,740)   (20,528)      (428)  (10,022)
   Other receipts (payments)               --         --    (1,818)       --     (2,057)   (19,359)    (1,611)       --
                                     --------  ---------  --------  --------  ---------  ---------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (61,498)  (143,524)  (51,595)  (28,371)     4,663   (229,248)  (111,547)  125,021
                                     --------  ---------  --------  --------  ---------  ---------  ---------  --------
      Net increase (decrease)
         in net assets                (46,433)   (74,368)  (44,296)   18,570     16,466   (228,667)   (87,297)  165,802
NET ASSETS:
   Beginning of period                558,469    632,837   334,943   316,373    317,079    545,746    438,536   272,734
                                     --------  ---------  --------  --------  ---------  ---------  ---------  --------
   End of period                     $512,036  $ 558,469  $290,647  $334,943  $ 333,545  $ 317,079  $ 351,239  $438,536
                                     ========  =========  ========  ========  =========  =========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET MULTIPLE DISCIPLINE   LMPVET SMALL CAP GROWTH     LMPVPI ALL CAP
                                     SUBACCOUNT-LARGE CAP GROWTH        SUBACCOUNT              SUBACCOUNT
                                              AND VALUE                  (CLASS I)               (CLASS I)
                                     ---------------------------  -----------------------  -------------------
                                          2007 (d)     2006            2007      2006       2007 (a)    2006
                                         ---------  ---------        --------  --------    ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $ (12,642) $ (13,202)       $(14,956) $(12,746)   $  (1,309) $ (2,859)
   Net realized gains (losses)             178,445     38,768          75,978    41,507       86,411    23,922
   Change in unrealized gains
      (losses) on investments             (148,287)    59,708         (16,580)   29,743      (68,511)   29,061
                                         ---------  ---------        --------  --------    ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                    17,516     85,274          44,442    58,504       16,591    50,124
                                         ---------  ---------        --------  --------    ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                      --         --             687     6,900        4,767       400
   Transfers from other funding
      options                                   --         --         256,886    28,327           --     8,880
   Contract charges                            (12)       (24)            (32)      (25)          (3)      (11)
   Contract surrenders                     (97,634)   (55,447)        (96,168)  (79,268)      (2,590)  (56,692)
   Transfers to other funding
      options                             (849,821)   (16,206)        (98,183)  (17,836)    (364,554)   (1,022)
   Other receipts (payments)                   (20)   (43,879)         (1,932)   (8,534)          --        --
                                         ---------  ---------        --------  --------    ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (947,487)  (115,556)         61,258   (70,436)    (362,380)  (48,445)
                                         ---------  ---------        --------  --------    ---------  --------
      Net increase (decrease)
         in net assets                    (929,971)   (30,282)        105,700   (11,932)    (345,789)    1,679
NET ASSETS:
   Beginning of period                     929,971    960,253         583,007   594,939      345,789   344,110
                                         ---------  ---------        --------  --------    ---------  --------
   End of period                         $      --  $ 929,971        $688,707  $583,007    $      --  $345,789
                                         =========  =========        ========  ========    =========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVPII GROWTH AND INCOME    LMPVPV SMALL CAP
                                            SUBACCOUNT          GROWTH OPPORTUNITIES
                                             (CLASS I)               SUBACCOUNT
                                     -------------------------  --------------------
                                         2007 (a)    2006         2007 (a)    2006
                                        ---------  --------      ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  (1,453) $ (3,651)     $  (1,626) $ (4,567)
   Net realized gains (losses)             58,230    14,709         29,810    16,819
   Change in unrealized gains
      (losses) on investments             (46,763)    9,774        (13,441)      254
                                        ---------  --------      ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                   10,014    20,832         14,743    12,506
                                        ---------  --------      ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  8,240    12,352             --     3,477
   Transfers from other funding
      options                                  44     7,819             --    93,319
   Contract charges                            --       (10)            --       (13)
   Contract surrenders                     (1,608)     (199)        (7,315)  (12,673)
   Transfers to other funding
      options                            (244,939)  (96,129)      (240,071)   (1,098)
   Other receipts (payments)                   --        --            (12)       --
                                        ---------  --------      ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (238,263)  (76,167)      (247,398)   83,012
                                        ---------  --------      ---------  --------
      Net increase (decrease)
         in net assets                   (228,249)  (55,335)      (232,655)   95,518
NET ASSETS:
   Beginning of period                    228,249   283,584        232,655   137,137
                                        ---------  --------      ---------  --------
   End of period                        $      --  $228,249      $      --  $232,655
                                        =========  ========      =========  ========

                                     LMPVPI LARGE CAP GROWTH  LMPVPII AGGRESSIVE GROWTH
                                           SUBACCOUNT                SUBACCOUNT
                                            (CLASS I)                 (CLASS I)
                                     -----------------------  -------------------------
                                        2007 (a)    2006          2007 (a)    2006
                                       ---------  --------       ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $    (910) $ (3,054)      $  (2,074) $ (5,934)
   Net realized gains (losses)            24,135     1,967          94,474    18,104
   Change in unrealized gains
      (losses) on investments            (16,868)    3,467         (80,740)   18,190
                                       ---------  --------       ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                   6,357     2,380          11,660    30,360
                                       ---------  --------       ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    --     2,000           4,662     8,346
   Transfers from other funding
      options                                677     2,264          23,265    27,667
   Contract charges                           (2)      (42)             --       (47)
   Contract surrenders                    (2,355)  (32,135)        (14,404)  (59,142)
   Transfers to other funding
      options                           (160,555)   (3,979)       (359,612)   (9,941)
   Other receipts (payments)                  (1)       --              --    (7,094)
                                       ---------  --------       ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (162,236)  (31,892)       (346,089)  (40,211)
                                       ---------  --------       ---------  --------
      Net increase (decrease)
         in net assets                  (155,879)  (29,512)       (334,429)   (9,851)
NET ASSETS:
   Beginning of period                   155,879   185,391         334,429   344,280
                                       ---------  --------       ---------  --------
   End of period                       $      --  $155,879       $      --  $334,429
                                       =========  ========       =========  ========

   The accompanying notes are an integral part of these financial statements.

                                                                                        LMPVIT
                                             LMPVET                                   DIVERSIFIED
                                       CAPITAL AND INCOME     LMPVIT ADJUSTABLE        STRATEGIC
                                           SUBACCOUNT            RATE INCOME            INCOME
                                           (CLASS II)             SUBACCOUNT          SUBACCOUNT
                                     ----------------------  -------------------  ------------------
                                        2007        2006       2007       2006      2007      2006
                                     ----------  ----------  --------  ---------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (31,770) $  (23,543) $  7,103  $   7,453  $  9,352  $ 14,688
   Net realized gains (losses)          572,496     162,630       (13)       950    (3,105)   (2,902)
   Change in unrealized gains
      (losses) on investments          (436,867)    126,358    (8,528)       (83)   (5,756)      204
                                     ----------  ----------  --------  ---------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                103,859     265,445    (1,438)     8,320       491    11,990
                                     ----------  ----------  --------  ---------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   --          --        --      3,018        --        --
   Transfers from other funding
      options                            86,179          --     1,302     23,286        --        --
   Contract charges                        (401)       (463)      (44)       (51)      (71)      (78)
   Contract surrenders                 (205,423)   (437,510)  (54,637)  (138,829)  (21,450)  (10,227)
   Transfers to other funding
      options                           (83,140)   (115,947)  (18,360)  (107,046)       --   (20,288)
   Other receipts (payments)            (32,635)    (54,052)       --         --   (61,609)  (33,314)
                                     ----------  ----------  --------  ---------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (235,420)   (607,972)  (71,739)  (219,622)  (83,130)  (63,907)
                                     ----------  ----------  --------  ---------  --------  --------
      Net increase (decrease)
         in net assets                 (131,561)   (342,527)  (73,177)  (211,302)  (82,639)  (51,917)
NET ASSETS:
   Beginning of period                3,381,027   3,723,554   352,109    563,411   376,725   428,642
                                     ----------  ----------  --------  ---------  --------  --------
   End of period                     $3,249,466  $3,381,027  $278,932  $ 352,109  $294,086  $376,725
                                     ==========  ==========  ========  =========  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.



                                       LMPVIT HIGH INCOME      LMPVIT MONEY MARKET
                                           SUBACCOUNT              SUBACCOUNT
                                     ----------------------  ----------------------
                                        2007        2006        2007        2006
                                     ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   71,140  $   99,003  $   40,393  $   38,276
   Net realized gains (losses)            1,866         862          --          --
   Change in unrealized gains
      (losses) on investments           (99,230)     45,321          --          --
                                     ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                (26,224)    145,186      40,393      38,276
                                     ----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   --      22,954          --          --
   Transfers from other funding
      options                            89,022         668     762,957   1,073,150
   Contract charges                         (33)        (84)        (78)        (84)
   Contract surrenders                 (369,262)    (72,958)   (384,620)   (753,210)
   Transfers to other funding
      options                          (337,884)    (94,658)     (3,907)   (721,256)
   Other receipts (payments)                 --          --          --         133
                                     ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (618,157)   (144,078)    374,352    (401,267)
                                     ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                 (644,381)      1,108     414,745    (362,991)
NET ASSETS:
   Beginning of period                1,770,770   1,769,662   1,204,357   1,567,348
                                     ----------  ----------  ----------  ----------
   End of period                     $1,126,389  $1,770,770  $1,619,102  $1,204,357
                                     ==========  ==========  ==========  ==========

                                           LORD ABBETT              LORD ABBETT
                                        GROWTH AND INCOME          MID-CAP VALUE
                                            SUBACCOUNT               SUBACCOUNT
                                            (CLASS VC)               (CLASS VC)
                                     -----------------------  -----------------------
                                       2007 (a)      2006       2007 (a)      2006
                                     -----------  ----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (12,114) $  (18,367) $   (32,846) $  (79,471)
   Net realized gains (losses)           325,902     132,608    1,019,726     486,029
   Change in unrealized gains
      (losses) on investments           (248,836)    145,570     (519,584)     38,706
                                     -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  64,952     259,811      467,296     445,264
                                     -----------  ----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    42      17,973       26,359     155,953
   Transfers from other funding
      options                             16,952      95,053        8,581     174,103
   Contract charges                           --         (71)         (23)       (346)
   Contract surrenders                   (24,267)   (214,039)    (283,706)   (787,111)
   Transfers to other funding
      options                         (1,814,936)   (297,471)  (5,059,870)   (161,236)
   Other receipts (payments)                  --     (49,563)     (30,953)   (128,016)
                                     -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,822,209)   (448,118)  (5,339,612)   (746,653)
                                     -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets                (1,757,257)   (188,307)  (4,872,316)   (301,389)
NET ASSETS:
   Beginning of period                 1,757,257   1,945,564    4,872,316   5,173,705
                                     -----------  ----------  -----------  ----------
   End of period                     $        --  $1,757,257  $        --  $4,872,316
                                     ===========  ==========  ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     MIST BATTERYMARCH
                                       MID-CAP STOCK     MIST BLACKROCK HIGH YIELD  MIST BLACKROCK LARGE-CAP CORE
                                         SUBACCOUNT              SUBACCOUNT                   SUBACCOUNT
                                         (CLASS A)               (CLASS A)                    (CLASS E)
                                     ------------------  -------------------------  -----------------------------
                                       2007    2006 (e)    2007           2006 (e)   2007 (c)                2006
                                     --------  --------  ---------        --------  ----------               ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,125) $ (3,449) $  67,442        $(10,267) $  (40,594)               $--
   Net realized gains (losses)         29,420    (1,274)    (2,153)          1,050       8,575                 --
   Change in unrealized gains
      (losses) on investments         (11,986)   (9,843)   (63,362)         48,832      24,447                 --
                                     --------  --------  ---------        --------  ----------                ---
      Net increase (decrease)
         in net assets resulting
         from operations               13,309   (14,566)     1,927          39,615      (7,572)                --
                                     --------  --------  ---------        --------  ----------                ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --     5,280        500          10,886          --                 --
   Transfers from other funding
      options                           9,475   319,982    339,185         817,614   3,127,677                 --
   Contract charges                       (29)      (30)       (64)            (72)       (155)                --
   Contract surrenders                (70,954)  (25,182)  (284,755)        (35,295)   (562,917)                --
   Transfers to other funding
      options                         (11,771)   (9,780)  (101,119)         (6,953)    (94,459)                --
   Other receipts (payments)               --        --      1,542          (3,601)     (4,380)                --
                                     --------  --------  ---------        --------  ----------                ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (73,279)  290,270    (44,711)        782,579   2,465,766                 --
                                     --------  --------  ---------        --------  ----------                ---
      Net increase (decrease)
         in net assets                (59,970)  275,704    (42,784)        822,194   2,458,194                 --
NET ASSETS:
   Beginning of period                275,704        --    822,194              --          --                 --
                                     --------  --------  ---------        --------  ----------                ---
   End of period                     $215,734  $275,704  $ 779,410        $822,194  $2,458,194                $--
                                     ========  ========  =========        ========  ==========                ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.


                                     MIST BLACKROCK LARGE-CAP CORE  MIST DREMAN SMALL-CAP VALUE
                                              SUBACCOUNT                     SUBACCOUNT
                                               (CLASS A)                     (CLASS A)
                                     -----------------------------  ---------------------------
                                       2007 (a)          2006 (e)     2007             2006 (e)
                                     -----------        ----------  -------            --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $       445        $  (43,336) $  (661)            $   (15)
   Net realized gains (losses)           347,585           (25,148)     170                  45
   Change in unrealized gains
      (losses) on investments           (206,342)          206,342   (1,713)              1,427
                                     -----------        ----------  -------             -------
      Net increase (decrease)
         in net assets resulting
         from operations                 141,688           137,858   (2,204)              1,457
                                     -----------        ----------  -------             -------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 3,145            96,111       --                  --
   Transfers from other funding
      options                              8,456         3,355,255   21,405              14,764
   Contract charges                           (4)             (199)     (12)                 --
   Contract surrenders                  (177,617)         (376,094)      --                  --
   Transfers to other funding
      options                         (3,122,975)          (17,472)      --                  --
   Other receipts (payments)                  --           (48,152)      --                  --
                                     -----------        ----------  -------             -------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (3,288,995)        3,009,449   21,393              14,764
                                     -----------        ----------  -------             -------
      Net increase (decrease)
         in net assets                (3,147,307)        3,147,307   19,189              16,221
NET ASSETS:
   Beginning of period                 3,147,307                --   16,221                  --
                                     -----------        ----------  -------             -------
   End of period                     $        --        $3,147,307  $35,410             $16,221
                                     ===========        ==========  =======             =======

                                      MIST HARRIS OAKMARK
                                         INTERNATIONAL      MIST JANUS FORTY
                                          SUBACCOUNT           SUBACCOUNT
                                          (CLASS A)             (CLASS A)
                                      -------------------  -------------------
                                        2007    2006 (e)    2007     2006 (e)
                                     ---------  --------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (7,778) $ (9,715) $ (16,135) $(11,777)
   Net realized gains (losses)          92,166    (2,078)   187,587    (2,996)
   Change in unrealized gains
      (losses) on investments          (88,751)   81,140     55,855    36,182
                                     ---------  --------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                (4,363)   69,347    227,307    21,409
                                     ---------  --------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               4,613        --      4,124     2,039
   Transfers from other funding
      options                          143,851   879,342     16,335   952,909
   Contract charges                        (49)      (40)       (18)      (22)
   Contract surrenders                (208,999)  (88,857)  (291,876)  (68,689)
   Transfers to other funding
      options                          (54,914)  (23,681)   (86,886)  (11,626)
   Other receipts (payments)              (885)  (13,641)   (14,004)       --
                                     ---------  --------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (116,383)  753,123   (372,325)  874,611
                                     ---------  --------  ---------  --------
      Net increase (decrease)
         in net assets                (120,746)  822,470   (145,018)  896,020
NET ASSETS:
   Beginning of period                 822,470        --    896,020        --
                                     ---------  --------  ---------  --------
   End of period                     $ 701,724  $822,470  $ 751,002  $896,020
                                     =========  ========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                                                MIST LEGG             MIST LORD
                                                             MASON PARTNERS          ABBETT BOND
                                     MIST LAZARD MID-CAP     MANAGED ASSETS           DEBENTURE
                                         SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                                          (CLASS B)            (CLASS A)              (CLASS A)
                                     -------------------  --------------------  -------------------
                                       2007 (b)    2006     2007     2006 (e)      2007     2006 (e)
                                     ----------  -------  -------  -----------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $  (86)     $--    $   248    $  (667)   $  22,886  $ (7,608)
   Net realized gains (losses)             (3)      --      4,620        (40)      13,710       828
   Change in unrealized gains
      (losses) on investments            (881)      --     (2,599)     3,394       (9,941)   32,661
                                       ------      ---    -------    -------    ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                 (970)      --      2,269      2,687       26,655    25,881
                                       ------      ---    -------    -------    ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --       --         --         --          949     1,345
   Transfers from other funding
      options                           7,805       --        225     53,408       16,961   644,704
   Contract charges                        (7)      --         --         --          (29)      (40)
   Contract surrenders                     --       --       (845)      (673)    (102,946)  (57,538)
   Transfers to other funding
      options                              --       --       (155)    (2,369)    (149,167)   (7,251)
   Other receipts (payments)               --       --         --         --           --    (3,781)
                                       ------      ---    -------    -------    ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     7,798       --       (775)    50,366     (234,232)  577,439
                                       ------      ---    -------    -------    ---------  --------
      Net increase (decrease)
         in net assets                  6,828       --      1,494     53,053     (207,577)  603,320
NET ASSETS:
   Beginning of period                     --       --     53,053         --      603,320        --
                                       ------      ---    -------    -------    ---------  --------
   End of period                       $6,828      $--    $54,547    $53,053    $ 395,743  $603,320
                                       ======      ===    =======    =======    =========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                              MIST LORD
                                                ABBETT            MIST LORD ABBETT
                                          GROWTH AND INCOME        MID-CAP VALUE
                                             SUBACCOUNT             SUBACCOUNT
                                              (CLASS B)              (CLASS B)
                                     ------------------------  ---------------------
                                         2007       2006 (e)      2007      2006 (e)
                                     -----------  -----------  ----------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (62,180)  $  (55,540) $  (62,386)  $  (357)
   Net realized gains (losses)           245,898       14,206     (28,293)      111
   Change in unrealized gains
      (losses) on investments           (148,776)     322,398    (371,931)    4,672
                                     -----------   ----------  ----------   -------
      Net increase (decrease)
         in net assets resulting
         from operations                  34,942      281,064    (462,610)    4,426
                                     -----------   ----------  ----------   -------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 5,813       55,597          67        --
   Transfers from other funding
      options                          1,833,260    4,733,298   5,081,106    44,209
   Contract charges                         (250)        (283)       (261)       --
   Contract surrenders                (1,124,377)    (665,349)   (647,416)     (605)
   Transfers to other funding
      options                           (214,973)    (239,926)   (334,125)     (608)
   Other receipts (payments)              (3,764)    (117,424)    (13,646)       --
                                     -----------   ----------  ----------   -------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      495,709    3,765,913   4,085,725    42,996
                                     -----------   ----------  ----------   -------
      Net increase (decrease)
         in net assets                   530,651    4,046,977   3,623,115    47,422
NET ASSETS:
   Beginning of period                 4,046,977           --      47,422        --
                                     -----------   ----------  ----------   -------
   End of period                     $ 4,577,628   $4,046,977  $3,670,537   $47,422
                                     ===========   ==========  ==========   =======

                                         MIST MET/AIM       MIST MET/AIM
                                           CAPITAL            SMALL CAP
                                         APPRECIATION          GROWTH
                                          SUBACCOUNT         SUBACCOUNT
                                           (CLASS A)         (CLASS A)
                                     -------------------  -----------------
                                        2007     2006 (e)   2007    2006 (e)
                                     ---------  --------  -------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (6,493) $ (4,400) $   (20)    $--
   Net realized gains (losses)          (1,771)   47,438     (739)     --
   Change in unrealized gains
      (losses) on investments           47,914   (49,565)      --      --
                                     ---------  --------  -------     ---
      Net increase (decrease)
         in net assets resulting
         from operations                39,650    (6,527)    (759)     --
                                     ---------  --------  -------     ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               4,124     2,039        1      --
   Transfers from other funding
      options                           10,244   411,227    9,946      --
   Contract charges                         (7)      (14)      --      --
   Contract surrenders                (127,878)   (6,014)      --      --
   Transfers to other funding
      options                          (78,676)   (1,589)  (9,188)     --
   Other receipts (payments)                --        --       --      --
                                     ---------  --------  -------     ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (192,193)  405,649      759      --
                                     ---------  --------  -------     ---
      Net increase (decrease)
         in net assets                (152,543)  399,122       --      --
NET ASSETS:
   Beginning of period                 399,122        --       --      --
                                     ---------  --------  -------     ---
   End of period                     $ 246,579  $399,122  $    --     $--
                                     =========  ========  =======     ===

   The accompanying notes are an integral part of these financial statements.

                                        MIST MFS        MIST MFS
                                        EMERGING        RESEARCH
                                     MARKETS EQUITY   INTERNATIONAL     MIST MFS VALUE
                                       SUBACCOUNT      SUBACCOUNT         SUBACCOUNT
                                        (CLASS A)       (CLASS B)         (CLASS A)
                                     --------------  --------------  -------------------
                                     2007 (c)  2006  2007 (c)  2006     2007    2006 (e)
                                     --------  ----  --------  ----  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (2,717)  $--  $ (3,248)  $--  $  (6,983) $   (804)
   Net realized gains (losses)          6,394    --       921    --     43,924    13,557
   Change in unrealized gains
      (losses) on investments          40,451    --    10,934    --     (6,178)   19,067
                                     --------   ---  --------   ---  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               44,128    --     8,607    --     30,763    31,820
                                     --------   ---  --------   ---  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --    --        --    --         --        --
   Transfers from other funding
      options                         323,596    --   228,800    --    148,303   395,891
   Contract charges                       (18)   --       (24)   --        (12)      (15)
   Contract surrenders                 (8,850)   --    (1,493)   --   (160,424)  (64,138)
   Transfers to other funding
      options                         (97,856)   --   (16,427)   --    (90,717)   (9,092)
   Other receipts (payments)               --    --        --    --         --        --
                                     --------   ---  --------   ---  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   216,872    --   210,856    --   (102,850)  322,646
                                     --------   ---  --------   ---  ---------  --------
      Net increase (decrease)
         in net assets                261,000    --   219,463    --    (72,087)  354,466
NET ASSETS:
   Beginning of period                     --    --        --    --    354,466        --
                                     --------   ---  --------   ---  ---------  --------
   End of period                     $261,000   $--  $219,463   $--  $ 282,379  $354,466
                                     ========   ===  ========   ===  =========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                                                   MIST
                                      MIST NEUBERGER BERMAN   PIMCO INFLATION                         MIST PIONEER
                                           REAL ESTATE        PROTECTED BOND    MIST PIONEER FUND     MID-CAP VALUE
                                           SUBACCOUNT           SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                                            (CLASS A)            (CLASS A)          (CLASS A)          (CLASS A)
                                     ----------------------  ----------------  ------------------  ------------------
                                        2007      2006 (e)    2007 (b)   2006    2007    2006 (e)  2007 (a)  2006 (e)
                                     ----------  ----------  ----------  ----  --------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (10,410) $  (18,555) $  (19,614)  $--  $ (3,646) $ (3,921) $   (10)   $   10
   Net realized gains (losses)          135,027      26,229       2,822    --     5,458       400      567        98
   Change in unrealized gains
      (losses) on investments          (330,319)    262,115     110,967    --     7,854    23,284      176      (176)
                                     ----------  ----------  ----------   ---  --------  --------  -------    ------
      Net increase (decrease)
         in net assets resulting
         from operations               (205,702)    269,789      94,175    --     9,666    19,763      733       (68)
                                     ----------  ----------  ----------   ---  --------  --------  -------    ------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                2,111       7,220       4,502    --     8,249        --       --        --
   Transfers from other funding
      options                            71,778   1,422,331   1,756,465    --     2,324   275,996       --     7,140
   Contract charges                         (67)        (90)       (170)   --        (6)       (6)      --        --
   Contract surrenders                 (158,775)   (140,543)   (167,361)   --   (29,052)   (3,355)      --        --
   Transfers to other funding
      options                          (199,792)   (107,039)    (74,470)   --    (1,802)   (2,963)  (7,805)       --
   Other receipts (payments)            (14,826)    (15,242)      3,083    --        --        --       --        --
                                     ----------  ----------  ----------   ---  --------  --------  -------    ------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (299,571)  1,166,637   1,522,049    --   (20,287)  269,672   (7,805)    7,140
                                     ----------  ----------  ----------   ---  --------  --------  -------    ------
      Net increase (decrease)
         in net assets                 (505,273)  1,436,426   1,616,224    --   (10,621)  289,435   (7,072)    7,072
NET ASSETS:
   Beginning of period                1,436,426          --          --    --   289,435        --    7,072        --
                                     ----------  ----------  ----------   ---  --------  --------  -------    ------
   End of period                     $  931,153  $1,436,426  $1,616,224   $--  $278,814  $289,435  $    --    $7,072
                                     ==========  ==========  ==========   ===  ========  ========  =======    ======

   The accompanying notes are an integral part of these financial statements.

                                                                       MIST THIRD AVENUE       MSF BLACKROCK
                                     MIST PIONEER STRATEGIC INCOME      SMALL CAP VALUE      AGGRESSIVE GROWTH
                                              SUBACCOUNT                   SUBACCOUNT           SUBACCOUNT
                                               (CLASS A)                   (CLASS B)             (CLASS D)
                                     -----------------------------  ----------------------  ------------------
                                            2007      2006 (e)         2007      2006 (e)     2007    2006 (e)
                                         ---------  -----------     ----------  ----------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (8,479) $   (23,259)    $  (23,838) $  (13,946) $(12,071) $ (7,536)
   Net realized gains (losses)               5,580      135,552         78,739      (9,994)    2,806    (5,809)
   Change in unrealized gains
      (losses) on investments               31,290       (2,433)      (190,942)     43,044   114,778    (7,595)
                                         ---------  -----------     ----------  ----------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                    28,391      109,860       (136,041)     19,104   105,513   (20,940)
                                         ---------  -----------     ----------  ----------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                      --           --            887      25,880        --        --
   Transfers from other funding
      options                              324,171    6,365,839      1,355,953   1,600,372     9,115   671,201
   Contract charges                            (21)         (11)          (189)        (50)      (30)      (44)
   Contract surrenders                    (210,867)  (5,769,427)      (602,224)   (142,097)  (25,825)  (48,230)
   Transfers to other funding
      options                             (156,252)     (27,221)      (357,807)    (78,464)   (1,954)  (10,874)
   Other receipts (payments)                    --      (33,424)          (108)     (9,699)       --        --
                                         ---------  -----------     ----------  ----------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        (42,969)     535,756        396,512   1,395,942   (18,694)  612,053
                                         ---------  -----------     ----------  ----------  --------  --------
      Net increase (decrease)
         in net assets                     (14,578)     645,616        260,471   1,415,046    86,819   591,113
NET ASSETS:
   Beginning of period                     645,616           --      1,415,046          --   591,113        --
                                         ---------  -----------     ----------  ----------  --------  --------
   End of period                         $ 631,038  $   645,616     $1,675,517  $1,415,046  $677,932  $591,113
                                         =========  ===========     ==========  ==========  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                     MSF BLACKROCK BOND INCOME  MSF BLACKROCK BOND INCOME
                                             SUBACCOUNT                SUBACCOUNT
                                             (CLASS A)                  (CLASS E)
                                     -------------------------  -------------------------
                                           2007    2006 (e)           2007    2006 (e)
                                        ---------  --------        ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  11,035  $(11,533)       $   4,941  $ (9,007)
   Net realized gains (losses)              7,923     1,938            5,142     2,383
   Change in unrealized gains
      (losses) on investments              12,792    39,760            8,247    26,126
                                        ---------  --------        ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                   31,750    30,165           18,330    19,502
                                        ---------  --------        ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  2,501       719               --        --
   Transfers from other funding
      options                              51,158   970,191               --   693,084
   Contract charges                          (112)     (145)             (41)      (44)
   Contract surrenders                   (163,978)  (69,486)         (92,792)  (51,124)
   Transfers to other funding
      options                             (39,666)  (37,489)              --   (40,904)
   Other receipts (payments)                   --    (9,786)          (8,035)  (62,412)
                                        ---------  --------        ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (150,097)  854,004         (100,868)  538,600
                                        ---------  --------        ---------  --------
      Net increase (decrease)
         in net assets                   (118,347)  884,169          (82,538)  558,102
NET ASSETS:
   Beginning of period                    884,169        --          558,102        --
                                        ---------  --------        ---------  --------
   End of period                        $ 765,822  $884,169        $ 475,564  $558,102
                                        =========  ========        =========  ========

                                                                 MSF CAPITAL GUARDIAN
                                     MSF BLACKROCK MONEY MARKET       U.S. EQUITY
                                             SUBACCOUNT               SUBACCOUNT
                                              (CLASS A)                (CLASS A)
                                     --------------------------  --------------------
                                           2007      2006 (e)       2007    2006 (e)
                                       -----------  ---------     --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $    16,578  $  13,754     $   (288)  $  (707)
   Net realized gains (losses)                  --         --        5,248        (8)
   Change in unrealized gains
      (losses) on investments                   --         --       (2,252)    2,178
                                       -----------  ---------     --------   -------
      Net increase (decrease)
         in net assets resulting
         from operations                    16,578     13,754        2,708     1,463
                                       -----------  ---------     --------   -------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 102,847         36           --        --
   Transfers from other funding
      options                            2,048,296    926,300           --    56,470
   Contract charges                           (122)      (148)          (3)       (3)
   Contract surrenders                  (1,595,773)  (486,124)      (9,607)       --
   Transfers to other funding
      options                             (269,213)  (174,710)     (48,591)       --
   Other receipts (payments)                    --         --           --        --
                                       -----------  ---------     --------   -------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        286,035    265,354      (58,201)   56,467
                                       -----------  ---------     --------   -------
      Net increase (decrease)
         in net assets                     302,613    279,108      (55,493)   57,930
NET ASSETS:
   Beginning of period                     279,108         --       57,930        --
                                       -----------  ---------     --------   -------
   End of period                       $   581,721  $ 279,108     $  2,437   $57,930
                                       ===========  =========     ========   =======

   The accompanying notes are an integral part of these financial statements.

                                      MSF FI LARGE CAP     MSF FI VALUE LEADERS   MSF METLIFE AGGRESSIVE ALLOCATION
                                         SUBACCOUNT             SUBACCOUNT                    SUBACCOUNT
                                         (CLASS A)               (CLASS D)                    (CLASS B)
                                     -------------------  ----------------------  ---------------------------------
                                       2007     2006 (e)     2007       2006 (e)    2007                   2006 (e)
                                     ---------  --------  ----------  ----------  --------                 --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (10,712) $ (8,259) $  (15,915) $  (20,365) $ (1,292)                 $  (494)
   Net realized gains (losses)          40,444    (1,270)    131,829      (6,730)      984                       27
   Change in unrealized gains
      (losses) on investments          (17,476)   14,436     (78,997)     50,907    (2,319)                   2,978
                                     ---------  --------  ----------  ----------  --------                  -------
      Net increase (decrease)
         in net assets resulting
         from operations                12,256     4,907      36,917      23,812    (2,627)                   2,511
                                     ---------  --------  ----------  ----------  --------                  -------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               8,249     6,254      68,249      14,400        --                       --
   Transfers from other funding
      options                              687   606,728      13,354   1,604,159    81,909                   43,753
   Contract charges                        (57)      (61)       (109)       (131)       --                       --
   Contract surrenders                (109,458)   (3,154)   (332,546)   (158,470)  (27,028)                    (704)
   Transfers to other funding
      options                          (71,866)  (20,201)   (144,502)    (64,455)       --                       --
   Other receipts (payments)                --        --          --     (14,022)       --                       --
                                     ---------  --------  ----------  ----------  --------                  -------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (172,445)  589,566    (395,554)  1,381,481    54,881                   43,049
                                     ---------  --------  ----------  ----------  --------                  -------
      Net increase (decrease)
         in net assets                (160,189)  594,473    (358,637)  1,405,293    52,254                   45,560
NET ASSETS:
   Beginning of period                 594,473        --   1,405,293          --    45,560                       --
                                     ---------  --------  ----------  ----------  --------                  -------
   End of period                     $ 434,284  $594,473  $1,046,656  $1,405,293  $ 97,814                  $45,560
                                     =========  ========  ==========  ==========  ========                  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                     MSF METLIFE CONSERVATIVE  MSF METLIFE CONSERVATIVE TO
                                            ALLOCATION             MODERATE ALLOCATION
                                            SUBACCOUNT                 SUBACCOUNT
                                            (CLASS B)                   (CLASS B)
                                     ------------------------  ---------------------------
                                       2007          2006 (e)    2007             2006 (e)
                                     --------        --------  --------           --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (2,521)       $ (1,303) $ (3,407)          $ (2,375)
   Net realized gains (losses)          1,861              20     4,328                200
   Change in unrealized gains
      (losses) on investments           5,258           5,352     4,013             10,886
                                     --------        --------  --------           --------
      Net increase (decrease)
         in net assets resulting
         from operations                4,598           4,069     4,934              8,711
                                     --------        --------  --------           --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --              --        --                205
   Transfers from other funding
      options                          91,992         102,387        --            180,775
   Contract charges                       (30)            (30)       --                (18)
   Contract surrenders                (38,231)             --   (33,424)            (8,781)
   Transfers to other funding
      options                              --              --    (5,759)                --
   Other receipts (payments)               --              --        --                 --
                                     --------        --------  --------           --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    53,731         102,357   (39,183)           172,181
                                     --------        --------  --------           --------
      Net increase (decrease)
         in net assets                 58,329         106,426   (34,249)           180,892
NET ASSETS:
   Beginning of period                106,426              --   180,892                 --
                                     --------        --------  --------           --------
   End of period                     $164,755        $106,426  $146,643           $180,892
                                     ========        ========  ========           ========

                                                                      MSF METLIFE MODERATE TO
                                     MSF METLIFE MODERATE ALLOCATION   AGGRESSIVE ALLOCATION
                                               SUBACCOUNT                   SUBACCOUNT
                                                (CLASS B)                    (CLASS B)
                                     -------------------------------  -----------------------
                                       2007                 2006 (e)   2007          2006 (e)
                                     --------               --------  -------        --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (8,917)              $ (4,952) $  (170)       $   (138)
   Net realized gains (losses)          7,750                 (3,764)      (8)            391
   Change in unrealized gains
      (losses) on investments          13,496                 30,107     (818)             --
                                     --------               --------  -------        --------
      Net increase (decrease)
         in net assets resulting
         from operations               12,329                 21,391     (996)            253
                                     --------               --------  -------        --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             28,428                     --       --              --
   Transfers from other funding
      options                         138,348                396,992   17,907          15,293
   Contract charges                       (30)                   (92)     (30)             --
   Contract surrenders                (41,339)               (29,171)      --         (15,546)
   Transfers to other funding
      options                         (17,907)                   (17)      --              --
   Other receipts (payments)               --                     --       --              --
                                     --------               --------  -------        --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   107,500                367,712   17,877            (253)
                                     --------               --------  -------        --------
      Net increase (decrease)
         in net assets                119,829                389,103   16,881              --
NET ASSETS:
   Beginning of period                389,103                     --       --              --
                                     --------               --------  -------        --------
   End of period                     $508,932               $389,103  $16,881        $     --
                                     ========               ========  =======        ========

   The accompanying notes are an integral part of these financial statements.

                                           MSF MFS                                    MSF OPPENHEIMER
                                        TOTAL RETURN       MSF MFS TOTAL RETURN        GLOBAL EQUITY
                                         SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                          (CLASS B)             (CLASS F)                (CLASS B)
                                     ------------------  -----------------------  -----------------------
                                       2007    2006 (e)      2007      2006 (e)       2007      2006 (e)
                                     --------  --------  -----------  ----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    205  $ (3,737) $       461  $  (79,599) $   (40,024) $  (54,889)
   Net realized gains (losses)         14,362       339      295,260       7,608      208,794     (29,263)
   Change in unrealized gains
      (losses) on investments          (8,840)   20,735     (155,925)    441,600       14,816     254,832
                                     --------  --------  -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                5,727    17,337      139,796     369,609      183,586     170,680
                                     --------  --------  -----------  ----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                203        --        6,779      14,638       19,456      64,455
   Transfers from other funding
      options                           1,818   293,633       80,788   6,391,764       54,439   4,706,471
   Contract charges                       (31)      (42)        (496)       (659)        (205)       (262)
   Contract surrenders                (50,301)  (27,963)    (847,031)   (471,467)  (1,104,519)   (708,891)
   Transfers to other funding
      options                         (14,412)   (1,085)    (163,273)   (260,745)    (271,158)   (152,260)
   Other receipts (payments)          (18,136)       --     (164,674)    (39,684)     (14,487)    (68,584)
                                     --------  --------  -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (80,859)  264,543   (1,087,907)  5,633,847   (1,316,474)  3,840,929
                                     --------  --------  -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets                (75,132)  281,880     (948,111)  6,003,456   (1,132,888)  4,011,609
NET ASSETS:
   Beginning of period                281,880        --    6,003,456          --    4,011,609          --
                                     --------  --------  -----------  ----------  -----------  ----------
   End of period                     $206,748  $281,880  $ 5,055,345  $6,003,456  $ 2,878,721  $4,011,609
                                     ========  ========  ===========  ==========  ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                                             MSF WESTERN          MSF WESTERN
                                      MSF T. ROWE PRICE    ASSET MANAGEMENT    ASSET MANAGEMENT
                                      LARGE CAP GROWTH     HIGH YIELD BOND      U.S. GOVERNMENT    PIMCO VIT REAL RETURN
                                         SUBACCOUNT           SUBACCOUNT          SUBACCOUNT             SUBACCOUNT
                                          (CLASS B)           (CLASS A)            (CLASS A)       (ADMINISTRATIVE CLASS)
                                     ------------------  -------------------  ------------------  -----------------------
                                       2007    2006 (e)   2007 (a)  2006 (e)    2007    2006 (e)    2007 (a)      2006
                                     --------  --------  ---------  --------  --------  --------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,712) $ (3,244) $  26,113  $ (3,811) $  1,947  $ (2,348) $    13,532  $   39,221
   Net realized gains (losses)         11,727      (532)     4,623       588     2,816       866      (75,539)     32,806
   Change in unrealized gains
      (losses) on investments          12,860    18,570    (19,846)   19,848      (865)    6,954       89,851     (95,511)
                                     --------  --------  ---------  --------  --------  --------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               19,875    14,794     10,890    16,625     3,898     5,472       27,844     (23,484)
                                     --------  --------  ---------  --------  --------  --------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --     4,078         --        --        --        --            6      46,704
   Transfers from other funding
      options                          59,799   236,191      5,734   414,520    26,999   199,087       12,454      72,674
   Contract charges                        (3)       (3)        --        (6)       (8)       (8)          (3)       (178)
   Contract surrenders                (71,674)   (8,746)   (55,282)  (63,564)  (72,416)   (3,918)    (152,053)   (305,483)
   Transfers to other funding
      options                            (287)   (3,981)  (271,899)  (57,012)     (950)  (15,940)  (1,437,316)   (106,448)
   Other receipts (payments)               --        --         (6)       --   (12,605)       --           --    (116,442)
                                     --------  --------  ---------  --------  --------  --------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (12,165)  227,539   (321,453)  293,938   (58,980)  179,221   (1,576,912)   (409,173)
                                     --------  --------  ---------  --------  --------  --------  -----------  ----------
      Net increase (decrease)
         in net assets                  7,710   242,333   (310,563)  310,563   (55,082)  184,693   (1,549,068)   (432,657)
NET ASSETS:
   Beginning of period                242,333        --    310,563        --   184,693        --    1,549,068   1,981,725
                                     --------  --------  ---------  --------  --------  --------  -----------  ----------
   End of period                     $250,043  $242,333  $      --  $310,563  $129,611  $184,693  $        --  $1,549,068
                                     ========  ========  =========  ========  ========  ========  ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                            PIMCO VIT              PUTNAM VT                 PUTNAM VT
                                           TOTAL RETURN       INTERNATIONAL EQUITY        SMALL CAP VALUE
                                            SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                      (ADMINISTRATIVE CLASS)       (CLASS IB)               (CLASS IB)
                                     -----------------------  --------------------  -----------------------
                                        2007         2006      2007 (a)     2006      2007 (a)      2006
                                     ----------  -----------  ---------  ---------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  103,846  $   108,713  $   5,025   $ (4,649) $      (619) $  (16,797)
   Net realized gains (losses)          (25,046)     (31,465)   114,470      9,656      289,813     138,950
   Change in unrealized gains
      (losses) on investments           160,483       (7,237)  (101,552)    53,796     (215,168)     32,918
                                     ----------  -----------  --------   ---------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                239,283       70,011     17,943     58,803       74,026     155,071
                                     ----------  -----------  --------   ---------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                6,415       34,963         --         --       13,834      21,057
   Transfers from other funding
      options                           424,418      166,189         --     78,308       18,217      69,842
   Contract charges                        (280)        (375)        (5)       (38)          (5)       (145)
   Contract surrenders                 (995,489)  (1,007,666)  (114,154)   (25,889)     (48,281)   (103,689)
   Transfers to other funding
      options                          (206,395)    (330,991)  (219,987)    (5,845)  (1,179,502)    (59,152)
   Other receipts (payments)            (20,732)    (155,851)       (27)        --           --      (6,746)
                                     ----------  -----------  --------   ---------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (792,063)  (1,293,731)  (334,173)    46,536   (1,195,737)    (78,833)
                                     ----------  -----------  --------   ---------  -----------  ----------
      Net increase (decrease)
         in net assets                 (552,780)  (1,223,720)  (316,230)   105,339   (1,121,711)     76,238
NET ASSETS:
   Beginning of period                4,139,765    5,363,485    316,230    210,891    1,121,711   1,045,473
                                     ----------  -----------  --------   ---------  -----------  ----------
   End of period                     $3,586,985  $ 4,139,765  $      --   $316,230  $        --  $1,121,711
                                     ==========  ===========  =========   ========  ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                          VAN KAMPEN LIT           VAN KAMPEN         VAN KAMPEN LIT
                                           LIT COMSTOCK          LIT ENTERPRISE      STRATEGIC GROWTH
                                            SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                                            (CLASS II)             (CLASS II)            (CLASS I)
                                     -----------------------  -------------------  -------------------
                                         2007        2006        2007      2006      2007       2006
                                     -----------  ----------  ---------  --------  --------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (12,198) $  (26,811) $    (816) $ (2,804) $ (1,570) $  (7,518)
   Net realized gains (losses)           236,893     272,609     37,144       595    22,444     62,805
   Change in unrealized gains
      (losses) on investments           (315,934)    207,083    (29,724)    8,628    (8,600)   (66,234)
                                     -----------  ----------  ---------  --------  --------  ---------
      Net increase (decrease)
         in net assets resulting
         from operations                 (91,239)    452,881      6,604     6,419    12,274    (10,947)
                                     -----------  ----------  ---------  --------  --------  ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                10,338     125,858         --        --        --         --
   Transfers from other funding
      options                             86,235      54,741         --        --        --      6,876
   Contract charges                         (234)       (299)        --        --        (5)       (11)
   Contract surrenders                (1,008,244)   (739,905)    (4,436)       --   (37,794)   (20,746)
   Transfers to other funding
      options                           (192,529)    (80,381)  (135,477)       --   (47,221)  (422,630)
   Other receipts (payments)                 261     (22,668)        --        (1)  (10,919)        --
                                     -----------  ----------  ---------  --------  --------  ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,104,173)   (662,654)  (139,913)       (1)  (95,939)  (436,511)
                                     -----------  ----------  ---------  --------  --------  ---------
      Net increase (decrease)
         in net assets                (1,195,412)   (209,773)  (133,309)    6,418   (83,665)  (447,458)
NET ASSETS:
   Beginning of period                 3,646,391   3,856,164    148,903   142,485   133,328    580,786
                                     -----------  ----------  ---------  --------  --------  ---------
   End of period                     $ 2,450,979  $3,646,391  $  15,594  $148,903  $ 49,663  $ 133,328
                                     ===========  ==========  =========  ========  ========  =========

   The accompanying notes are an integral part of these financial statements.

                 METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT
                     VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                  OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                        NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Separate Account"), a separate account of MetLife Insurance Company of Connecticut (the "Company"), was established by the Board of Directors of MetLife Life and Annuity Company of Connecticut ("MLAC") on September 17, 2002 to support operations of MLAC with respect to certain variable annuity contracts (the "Contracts"). On December 7, 2007, MLAC merged into the Company and the Separate Account became a separate account of the Company. The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Connecticut Department of Insurance.

The Separate Account is divided into Subaccounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

AIM Variable Insurance Funds ("AIM V.I.")
The Alger American Fund ("Alger American")
American Funds Insurance Series ("American Funds")
Credit Suisse Trust
Dreyfus Investment Portfolio ("Dreyfus")
Dreyfus Socially Responsible Growth Fund, Inc.
Dreyfus Variable Investment Fund ("Dreyfus VIF")
DWS Investments VIT Funds ("DWS VIT")
DWS Variable Series I ("DWSI")
DWS Variable Series II ("DWSII")
Fidelity Variable Insurance Products Fund ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Janus Aspen Series ("Janus Aspen")
Legg Mason Partners Variable Equity Trust ("LMPVET")
Legg Mason Partners Variable Income Trust ("LMPVIT")
Met Investors Series Trust ("MIST")
Metropolitan Series Fund, Inc. ("MSF")
PIMCO Variable Insurance Trust ("PIMCO VIT")
Van Kampen Life Investment Trust ("Van Kampen LIT")

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments applied to the Separate Account are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2007 (the share class indicated in parentheses is that of the portfolio, series, or fund in which the Subaccount invests):

AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged AllCap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus MidCap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class 2)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSI Bond Subaccount (Class B)*
DWSI Capital Growth Subaccount (Class B)

1. ORGANIZATION

DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI International Subaccount (Class B)
DWSII Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Contrafund Subaccount (Service Class)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Income Securities Subaccount (Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Appreciation Subaccount (Class I)
LMPVET Appreciation Subaccount (Class II)
LMPVET Capital Subaccount
LMPVET Dividend Strategy Subaccount
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Global Equity Subaccount
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Mid Cap Core Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount*

1. ORGANIZATION

LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
LMPVIT Diversified Strategic Income Subaccount
LMPVIT High Income Subaccount
LMPVIT Money Market Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Small Cap Growth Subaccount (Class A)*
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Bond Income Subaccount (Class E)
MSF BlackRock Money Market Subaccount (Class A)
MSF Capital Guardian U.S. Equity Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A)
PIMCO VIT Total Return Subaccount (Administrative Class)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)
Van Kampen LIT Strategic Growth Subaccount (Class I)

* This Subaccount had no net assets as of December 31, 2007.

1. ORGANIZATION

The following Subaccounts ceased operations during the year ended December 31, 2007:

Credit Suisse Trust Emerging Markets Subaccount
LMPIS Premier Selections All Cap Growth Subaccount
LMPVET Multiple Discipline Subaccount - Large Cap Growth and Value LMPVPI All Cap Subaccount
LMPVPII Growth and Income Subaccount
LMPVPV Small Cap Growth Opportunities Subaccount
LMPVPI Large Cap Growth Subaccount
LMPVPII Aggressive Growth Subaccount
Lord Abbett Growth and Income Subaccount
Lord Abbett Mid-Cap Value Subaccount
MIST Pioneer Mid-Cap Value Subaccount
MSF Western Asset Management High Yield Bond Subaccount
PIMCO VIT Real Return Subaccount
Putnam VT International Equity Subaccount
Putnam VT Small Cap Value Subaccount

The operations of the Subaccounts were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

OLD NAME                                 NEW NAME
--------                                 --------
Janus Capital Appreciation Portfolio     Janus Forty Portfolio
Legg Mason Partners Variable Social      Legg Mason Partners Variable Social
   Awareness Stock Portfolio                Awareness Portfolio
Legg Mason Partners Variable Multiple    Legg Mason Partners Variable Capital
   Discipline Balanced All Cap Growth       and Income Portfolio
   and Value Portfolio
Legg Mason Partners Variable Multiple    Legg Mason Partners Variable Global
   Discipline Global All Cap Growth         Equity Portfolio
   and Value Portfolio

MERGERS:

Old Name                                 New Name
--------                                 --------
Legg Mason Partners Variable All Cap     Legg Mason Partners Variable
   Portfolio                                Fundamental Value Portfolio
Legg Mason Partners Variable Premier     Legg Mason Partners Variable
   Selections All Cap Growth Portfolio      Aggressive Growth Portfolio
Legg Mason Partners Variable II          Legg Mason Partners Variable III
   Aggressive Growth Portfolio              Aggressive Growth Portfolio
Legg Mason Partners Variable Growth      Legg Mason Partners Variable
   and Income Portfolio                     Appreciation Portfolio
Legg Mason Partners Variable Multiple    Legg Mason Partners Variable
   Discipline Portfolio Large Cap           Appreciation Portfolio
   Growth and Value
Legg Mason Partners Variable II Large    Legg Mason Partners Variable III Large
   Cap Growth Portfolio                     Cap Growth Portfolio
Legg Mason Partners Variable Small Cap   Legg Mason Partners Variable Small Cap
   Growth Opportunities Portfolio           Growth Portfolio
Western Asset Management High Yield      BlackRock High Yield Portfolio
   Bond Portfolio
Pioneer Mid-Cap Value Portfolio          Lazard Mid-Cap Portfolio

1. ORGANIZATION

SUBSTITUTIONS:

OLD NAME                                 NEW NAME
--------                                 --------
Credit Suisse Trust Emerging Markets     MFS Emerging Markets Equity Portfolio
   Portfolio
Lord Abbett Series Growth and Income     Lord Abbett Growth and Income
   Portfolio                                Portfolio
Lord Abbett Series Mid Cap Value         Lord Abbett Mid-Cap Value Portfolio
   Portfolio
Putnam VT International Equity Fund      MFS Research International Portfolio
Putnam VT Small Cap Value Fund           Third Avenue Small Cap Value Portfolio
PIMCO VIT Real Return Portfolio          PIMCO Inflation Protected Bond
                                            Portfolio

PORTFOLIO SHARE CLASS EXCHANGE:

OLD PORTFOLIO                            NEW PORTFOLIO
-------------                            -------------
BlackRock Large-Cap Core Portfolio       BlackRock Large-Cap Core Portfolio
   (Class A)                                (Class E)

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund, which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable annuity separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

2. SIGNIFICANT ACCOUNTING POLICIES

ANNUITY PAYOUTS

Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS

Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The contract owner has the opportunity to transfer funds between Subaccounts within the Separate Account or the fixed account, which is an investment option in the Company's general account.

OTHER RECEIPTS (PAYMENTS)

Included in "other receipts (payments)" in the statements of changes of net assets are primarily contract benefits which have been re-deposited with the Company and distributions for payouts.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values which are recorded as expenses in the accompanying statement of operations:

     MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

     ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

     ENHANCED STEPPED-UP PROVISION -- For an additional charge, the total death benefit payable may be increased based on the earnings in the Contracts.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT -- For an additional charge, the Company will guarantee the complete return of your purchase payments plus an additional benefit credit.

     The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2007:

Mortality and Expense Risk              1.55% - 1.85%
Administrative                          0.15%
Enhanced Stepped-Up Provision           0.20%
Guaranteed Minimum Withdrawal Benefit   0.25% - 0.50%

     The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract administrative charge of $30 is assessed on an annual basis for Contracts with a value of less than $40,000. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets.

Certain investments in the various portfolios, series or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007         DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  ----------   -------------  --------------
AIM V.I. Utilities Subaccount (Series I) (Cost $57,393)          2,877      68,966        46,599          49,261
Alger American Leveraged AllCap Subaccount
   (Class S) (Cost $163,971)                                     3,795     207,090       149,717          92,538
American Funds Global Growth Subaccount
   (Class 2) (Cost $2,798,106)                                 162,118   4,052,951       639,901       1,074,859
American Funds Growth-Income Subaccount
   (Class 2) (Cost $6,794,847)                                 175,070   7,398,451       774,719       2,492,442
American Funds Growth Subaccount
   (Class 2) (Cost $6,018,039)                                 137,134   9,149,576     1,154,417       3,327,625
Credit Suisse Trust Emerging Markets Subaccount
   (Cost $0) (a)                                                    --          --        12,402         213,891
Credit Suisse Trust Global Small Cap Subaccount
   (Cost $2,139)                                                   139       1,959        17,363          22,513
Dreyfus MidCap Stock Subaccount
   (Service Shares) (Cost $401,598)                             24,704     381,677        81,026          93,187
Dreyfus Socially Responsible Growth Subaccount
   (Service Shares) (Cost $2,008)                                   84       2,554             7             263
Dreyfus VIF Appreciation Subaccount
   (Initial Shares) (Cost $58,653)                               1,694      76,010         1,525          33,321
Dreyfus VIF Developing Leaders Subaccount
   (Initial Shares) (Cost $401,887)                             10,886     352,064        94,336         114,137
DWS VIT Equity 500 Index Subaccount
   (Class 2) (Cost $399,877)                                    30,147     467,586        36,588         157,268
DWS VIT RREEF Real Estate Securities Subaccount
   (Class B) (Cost $256,805)                                    15,428     246,847        99,751         244,332
DWSI Global Opportunities Subaccount
   (Class B) (Cost $164,241)                                    12,428     223,944        36,489          40,856
DWSI Capital Growth Subaccount (Class B) (Cost $508,161)        30,586     621,209        95,995         221,098
DWSI Growth & Income Subaccount
   (Class B) (Cost $135,725)                                    16,242     174,925         5,118          20,019
DWSI Health Care Subaccount (Class B) (Cost $104,232)            8,851     127,457         8,590          15,961
DWSII Balanced Subaccount (Class B) (Cost $93,941)               4,329     107,263        11,710          61,146
DWSI International Subaccount (Class B) (Cost $235,829)         23,811     356,687        39,412          94,139
DWSII Strategic Income Subaccount
   (Class B) (Cost $116,871)                                    10,272     119,468        35,285          71,602
DWSII Blue Chip Subaccount (Class B) (Cost $259,922)            19,615     286,580        68,817         112,269
DWSII Conservative Allocation Subaccount
   (Class B) (Cost $166,026)                                    14,821     175,335       135,899         166,703
DWSII Core Fixed Income Subaccount
   (Class B) (Cost $661,891)                                    55,728     657,591        84,916         119,617
DWSII Davis Venture Value Subaccount
   (Class B) (Cost $446,384)                                    40,462     589,532        66,224         266,446
DWSII Dreman High Return Equity Subaccount
   (Class B) (Cost $991,456)                                    79,085   1,139,619        90,382         355,267
DWSII Dreman Small Mid Cap Value Subaccount
   (Class B) (Cost $443,808)                                    23,999     481,905       170,700         487,356
DWSII Global Thematic Subaccount
   (Class B) (Cost $122,454)                                     8,645     135,380        35,553         117,003
DWSII Government & Agency Securities Subaccount
   (Class B) (Cost $302,375)                                    24,713     305,207        41,273          68,208
DWSII Growth Allocation Subaccount
   (Class B) (Cost $104,161)                                     9,245     117,413        15,411         115,064
DWSII High Income Subaccount (Class B) (Cost $430,269)          53,085     414,592       120,823         473,875
DWSII International Select Equity Subaccount
   (Class B) (Cost $266,878)                                    19,630     327,823       228,614         269,677

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007         DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  ----------   -------------  --------------
DWSII Janus Growth & Income Subaccount
   (Class B) (Cost $174,764)                                    18,166     227,617        13,474          24,213
DWSII Large Cap Value Subaccount
   (Class B) (Cost $271,726)                                    17,964     344,910        55,557         254,774
DWSII Mid Cap Growth Subaccount (Class B) (Cost $2,887)            276       3,684            --          10,568
DWSII Moderate Allocation Subaccount
   (Class B) (Cost $518,743)                                    47,889     588,074        80,065          20,294
DWSII Money Market Subaccount
   (Class B) (Cost $12,136,806)                             12,136,806  12,136,806     1,008,408         568,196
DWSII Small Cap Growth Subaccount
   (Class B) (Cost $124,583)                                    10,606     156,646         5,018          43,040
DWSII Technology Subaccount (Class B) (Cost $232,698)           25,658     270,174        98,479         113,148
DWSII Turner Mid Cap Growth Subaccount
   (Class B) (Cost $154,151)                                    14,500     177,771       157,695         272,798
Fidelity VIP Contrafund Subaccount
   (Service Class 2) (Cost $1,107,257)                          40,477   1,111,494       453,238         450,907
Fidelity VIP Contrafund Subaccount
   (Service Class) (Cost $432,429)                              16,756     465,828       157,587         317,492
Fidelity VIP Dynamic Capital Appreciation Subaccount
   (Service Class 2) (Cost $56,669)                              6,645      59,672        16,896          17,055
Fidelity VIP Mid Cap Subaccount
   (Service Class 2) (Cost $1,178,976)                          41,228   1,468,964       316,548         652,815
FTVIPT Franklin Income Securities Subaccount
   (Class 2) (Cost $116,878)                                     6,950     120,309       109,157         248,146
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount
   (Class 2) (Cost $314,897)                                    17,730     406,194        93,682         310,143
FTVIPT Templeton Developing Markets Securities Subaccount
   (Class 2) (Cost $780,647)                                    86,400   1,382,395       186,465         336,680
FTVIPT Templeton Foreign Securities Subaccount
   (Class 2) (Cost $1,143,048)                                  78,250   1,584,559       359,844         955,275
Janus Aspen Global Life Sciences Subaccount
   (Service Shares) (Cost $15,890) .                             2,083      23,829            --           7,872
Janus Aspen Global Technology Subaccount
   (Service Shares) (Cost $36,247) .                             9,905      51,308         5,183           8,151
Janus Aspen Mid Cap Growth Subaccount
   (Service Shares) (Cost $103,713)                              5,032     195,982         3,835          21,470
Janus Aspen Worldwide Growth Subaccount
   (Service Shares) (Cost $24,107) .                               904      31,659           256          25,110
LMPIS Premier Selections All Cap Growth Subaccount
   (Cost $0) (a)                                                    --          --           802           9,460
LMPVET Aggressive Growth Subaccount
   (Class I) (Cost $1,237,972)                                  93,537   1,525,596       473,815         595,438
LMPVET Appreciation Subaccount (Class I) (Cost $672,584)        29,089     766,773       323,912         442,708
LMPVET Appreciation Subaccount
   (Class II) (Cost $686,034) (b)                               24,357     643,500       902,262         220,135
LMPVET Capital Subaccount (Cost $4,153,975) .                  299,408   4,718,670       381,641       2,692,453
LMPVET Dividend Strategy Subaccount
   (Class A) (Cost $54,613)                                      6,250      65,436         1,348          78,282
LMPVET Equity Index Subaccount
   (Class II) (Cost $863,834)                                   30,421   1,021,831        78,509         302,483
LMPVET Fundamental Value Subaccount
   (Class I) (Cost $1,175,313)                                  56,665   1,229,061       532,984         469,045
LMPVET Global Equity Subaccount (Cost $403,493)                 28,739     512,129        28,201          73,551
LMPVET Investors Subaccount (Class I) (Cost $221,040)           17,597     290,696        22,771          69,148

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007         DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  ----------   -------------  --------------
LMPVET Large Cap Growth Subaccount
   (Class I) (Cost $290,778)                                    20,096     333,600       162,558         166,083
LMPVET Mid Cap Core Subaccount
   (Class I) (Cost $381,424)                                    28,377     351,303        70,754         122,899
LMPVET Multiple Discipline Subaccount-Large Cap
   Growth and Value (Cost $0) (c)                                   --          --        46,571         965,126
LMPVET Small Cap Growth Subaccount
   (Class I) (Cost $637,635)                                    45,830     688,830       309,873         215,027
LMPVPI All Cap Subaccount (Class I) (Cost $0) (a)                   --          --        23,690         369,486
LMPVPII Growth and Income Subaccount
   (Class I) (Cost $0) (a)                                          --          --        18,407         248,200
LMPVPV Small Cap Growth Opportunities Subaccount
   (Cost $0) (a)                                                    --          --         7,991         249,108
LMPVPI Large Cap Growth Subaccount
   (Class I) (Cost $0) (a)                                          --          --           612         163,775
LMPVPII Aggressive Growth Subaccount
   (Class I) (Cost $0) (a)                                          --          --        28,227         375,527
LMPVET Capital and Income Subaccount
   (Class II) (Cost $3,303,527)                                261,689   3,252,792       645,135         389,451
LMPVIT Adjustable Rate Income Subaccount
   (Cost $293,006)                                              29,274     278,977        14,011          78,641
LMPVIT Diversified Strategic Income Subaccount
   (Cost $317,649)                                              34,122     294,133        15,641          89,413
LMPVIT High Income Subaccount (Cost $1,229,554)                168,901   1,126,571       187,949         734,983
LMPVIT Money Market Subaccount (Cost $1,619,389)             1,619,389   1,619,389       835,218         420,318
Lord Abbett Growth and Income Subaccount
   (Class VC) (Cost $0) (a)                                         --          --        14,789       1,849,320
Lord Abbett Mid-Cap Value Subaccount
   (Class VC) (Cost $0) (a)                                         --          --        33,557       5,406,577
MIST Batterymarch Mid-Cap Stock Subaccount
   (Class A) (Cost $237,595)                                    11,947     215,767        45,991          87,677
MIST BlackRock High Yield Subaccount
   (Class A) (Cost $794,055)                                    94,603     779,525       417,467         394,708
MIST BlackRock Large-Cap Core Subaccount
   (Class E) (Cost $2,434,184) (d)                             222,099   2,458,631     3,127,055         701,446
MIST BlackRock Large-Cap Core Subaccount
   (Class A) (Cost $0) (a)                                          --          --       216,977       3,319,521
MIST Dreman Small-Cap Value Subaccount
   (Class A) (Cost $35,702)                                      2,610      35,416        21,525             653
MIST Harris Oakmark International Subaccount
   (Class A) (Cost $709,451)                                    40,639     701,840       221,656         280,030
MIST Janus Forty Subaccount (Class A) (Cost $659,088)            8,962     751,125       179,494         409,746
MIST Lazard Mid-Cap Subaccount
   (Class B) (Cost $7,709) (b)                                     564       6,829         7,805              93
MIST Legg Mason Partners Managed Assets Subaccount
   (Class A) (Cost $53,760)                                      3,179      54,555         6,124           2,071
MIST Lord Abbett Bond Debenture Subaccount
   (Class A) (Cost $373,089)                                    31,339     395,808        60,277         270,855
MIST Lord Abbett Growth and Income Subaccount
   (Class B) (Cost $4,404,760)                                 159,581   4,578,382     2,013,738       1,413,492
MIST Lord Abbett Mid-Cap Value Subaccount
   (Class B) (Cost $4,038,435) (d)                             188,459   3,671,176     5,084,579       1,052,724
MIST Met/AIM Capital Appreciation Subaccount
   (Class A) (Cost $248,266)                                    20,415     246,617        15,641         213,350

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007         DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  ----------   -------------  --------------
MIST Met/AIM Small Cap Growth Subaccount
   (Class A) (Cost $0)                                              --          --         9,976           9,237
MIST MFS Emerging Markets Equity Subaccount
   (Class A) (Cost $220,592) (d)                                18,153     261,043       323,543         109,345
MIST MFS Research International Subaccount
   (Class B) (Cost $208,567) (d)                                15,328     219,502       228,796          21,150
MIST MFS Value Subaccount (Class A) (Cost $269,540)             18,779     282,429       259,458         362,211
MIST Neuberger Berman Real Estate Subaccount
   (Class A) (Cost $999,507)                                    66,144     931,303       198,470         394,986
MIST PIMCO Inflation Protected Bond Subaccount
   (Class A) (Cost $1,505,515) (b)                             147,489   1,616,482     1,713,590         210,897
MIST Pioneer Fund Subaccount (Class A) (Cost $247,725)          18,310     278,862        13,342          37,260
MIST Pioneer Mid-Cap Value Subaccount
   (Class A) (Cost $0) (a)                                          --          --         1,109           7,845
MIST Pioneer Strategic Income Subaccount
   (Class A) (Cost $602,285)                                    62,988     631,142       323,328         374,741
MIST Third Avenue Small Cap Value Subaccount
   (Class B) (Cost $1,823,688)                                 106,874   1,675,789     1,450,175         989,363
MSF BlackRock Aggressive Growth Subaccount
   (Class D) (Cost $570,854)                                    23,658     678,037         9,112          39,833
MSF BlackRock Bond Income Subaccount
   (Class A) (Cost $713,395)                                     6,857     765,948        69,658         208,691
MSF BlackRock Bond Income Subaccount
   (Class E) (Cost $441,277)                                     4,286     475,650        16,000         111,909
MSF BlackRock Money Market Subaccount
   (Class A) (Cost $581,826)                                     5,818     581,826     2,180,369       1,877,685
MSF Capital Guardian U.S. Equity Subaccount
   (Class A) (Cost $2,511)                                         196       2,437         3,625          58,765
MSF FI Large Cap Subaccount (Class A) (Cost $437,401)           29,629     434,361        47,598         192,725
MSF FI Value Leaders Subaccount
   (Class D) (Cost $1,074,921)                                   5,347   1,046,832       220,346         503,088
MSF MetLife Aggressive Allocation Subaccount
   (Class B) (Cost $97,173)                                      7,758      97,833        82,023          28,334
MSF MetLife Conservative Allocation Subaccount
   (Class B) (Cost $154,168)                                    14,818     164,778        92,019          40,735
MSF MetLife Conservative to Moderate Allocation Subaccount
   (Class B) (Cost $131,769)                                    12,721     146,668           322          42,585
MSF MetLife Moderate Allocation Subaccount
   (Class B) (Cost $465,410)                                    42,560     509,013       167,150          67,896
MSF MetLife Moderate to Aggressive Allocation Subaccount
   (Class B) (Cost $17,702)                                      1,364      16,884        17,907             197
MSF MFS Total Return Subaccount
   (Class B) (Cost $194,886)                                     1,351     206,782        15,846          87,749
MSF MFS Total Return Subaccount
   (Class F) (Cost $4,770,489)                                  32,950   5,056,164       463,876       1,358,907
MSF Oppenheimer Global Equity Subaccount
   (Class B) (Cost $2,609,568)                                 165,093   2,879,217       191,353       1,490,206
MSF T. Rowe Price Large Cap Growth Subaccount
   (Class B) (Cost $218,653)                                    15,249     250,084        63,170          77,228
MSF Western Asset Management High Yield Bond Subaccount
   (Class A) (Cost $0) (a)                                          --          --        35,730         328,713
MSF Western Asset Management U.S. Government Subaccount
   (Class A) (Cost $123,542)                                    10,379     129,632        31,266          88,298
PIMCO VIT Real Return Subaccount
   (Administrative Class) (Cost $0) (a)                             --          --        30,089       1,593,635

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007         DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  ----------   -------------  --------------
PIMCO VIT Total Return Subaccount
   (Administrative Class) (Cost $3,545,896)                    342,008   3,587,589       646,441       1,334,529
Putnam VT International Equity Subaccount
   (Class IB) (Cost $0) (a)                                         --          --        35,767         335,898
Putnam VT Small Cap Value Subaccount
   (Class IB) (Cost $0) (a)                                         --          --       160,356       1,233,275
Van Kampen LIT Comstock Subaccount
   (Class II) (Cost $2,276,862)                                177,638   2,451,405       222,271       1,263,008
Van Kampen LIT Enterprise Subaccount
   (Class II) (Cost $10,664)                                       893      15,597            29         140,773
Van Kampen LIT Strategic Growth Subaccount
   (Class I) (Cost $35,113)                                      1,475      49,671            57          97,573

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

5. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007:

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
AIM V.I. Utilities Subaccount (Series I)     2007     32 2.112 - 2.180       69        1.58        1.70 - 2.40       17.79 - 18.61
                                             2006     33 1.793 - 1.838       60        2.73        1.70 - 2.40       22.47 - 23.36
                                             2005     37 1.464 - 1.490       55        1.03        1.70 - 2.40        4.86 - 14.88
                                             2004    174 1.289 - 1.297      225        0.91        1.70 - 2.10       21.03 - 21.33
                                             2003      7         1.065        8        1.41               2.10                9.23

Alger American Leveraged AllCap              2007    102 2.010 - 2.047      207          --        1.70 - 2.10       30.43 - 30.97
   Subaccount (Class S)                      2006     70 1.541 - 1.563      109          --        1.70 - 2.10       16.48 - 16.90
                                             2005    113 1.323 - 1.337      150          --        1.70 - 2.10       11.74 - 12.26
                                             2004     62 1.184 - 1.191       74          --        1.70 - 2.10         5.71 - 6.06
                                             2003     56 1.120 - 1.123       63          --        1.70 - 2.10         4.58 - 4.66

American Funds Global Growth                 2007  1,794 1.764 - 2.299    4,052        2.63        1.70 - 2.60       11.89 - 12.92
   Subaccount (Class 2)                      2006  2,086 1.566 - 2.036    4,187        0.88        1.70 - 2.60       17.35 - 18.37
                                             2005  2,320 1.326 - 1.720    3,950        0.68        1.70 - 2.60       11.13 - 12.76
                                             2004  2,277 1.509 - 1.533    3,469        0.44        1.70 - 2.60        7.93 - 11.57
                                             2003  1,024 1.365 - 1.374    1,404        0.17        1.70 - 2.60       11.43 - 36.63

American Funds Growth-Income                 2007  4,324 1.389 - 1.746    7,397        1.39        1.70 - 2.60         2.32 - 3.25
   Subaccount (Class 2)                      2006  5,433 1.348 - 1.691    9,039        1.46        1.70 - 2.60       12.29 - 13.26
                                             2005  6,500 1.193 - 1.493    9,588        1.33        1.70 - 2.60         3.12 - 4.19
                                             2004  6,350 1.412 - 1.435    9,043        1.05        1.70 - 2.60         4.93 - 8.55
                                             2003  3,641 1.313 - 1.322    4,797        1.79        1.70 - 2.60       11.36 - 31.70

American Funds Growth                        2007  4,566 1.563 - 2.044    9,148        0.72        1.70 - 2.60        9.45 - 10.43
   Subaccount (Class 2)                      2006  5,956 1.419 - 1.851   10,851        0.76        1.70 - 2.60         6.05 - 8.37
                                             2005  6,870 1.666 - 1.708   11,600        0.71        1.70 - 2.60       13.26 - 14.25
                                             2004  6,325 1.471 - 1.495    9,390        0.22        1.70 - 2.60        6.67 - 10.58
                                             2003  2,739 1.342 - 1.352    3,690        0.23        1.70 - 2.60        9.62 - 33.14

Credit Suisse Trust Emerging Markets         2007     -- 2.711 - 2.786       --          --        1.70 - 2.40         4.49 - 4.74
   Subaccount (a)                            2006     75 2.594 - 2.660      197        0.51        1.70 - 2.40       29.38 - 30.33
                                             2005     78 2.005 - 2.041      158        0.71        1.70 - 2.40       25.00 - 25.75
                                             2004     87 1.608 - 1.623      140        0.25        1.70 - 2.30       17.76 - 34.90
                                             2003     20 1.318 - 1.321       26          --        1.70 - 2.10       10.94 - 11.10

Credit Suisse Trust Global Small Cap         2007      1 1.679 - 1.695        2          --        2.10 - 2.30     (6.15) - (5.94)
   Subaccount                                2006      4 1.789 - 1.802        7          --        2.10 - 2.30       10.64 - 10.82
                                             2005     16 1.617 - 1.626       26          --        2.10 - 2.30       13.47 - 13.79
                                             2004     22 1.425 - 1.429       32          --        2.10 - 2.30       15.52 - 24.89
                                             2003      1         1.237        1          --               2.10                6.64

Dreyfus MidCap Stock                         2007    260 1.436 - 1.489      382        0.30        1.70 - 2.50     (1.10) - (0.33)
   Subaccount (Service Shares)               2006    298 1.452 - 1.494      440        0.18        1.70 - 2.50         4.99 - 5.88
                                             2005    404 1.383 - 1.411      565          --        1.70 - 2.50         3.41 - 7.06
                                             2004    402 1.301 - 1.318      527        0.20        1.70 - 2.50        8.42 - 12.36
                                             2003    232 1.168 - 1.173      272        0.28        1.70 - 2.50        1.57 - 11.87

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
Dreyfus Socially Responsible Growth          2007      2         1.326        3        0.28               2.10                5.24
   Subaccount (Service Shares)               2006      2 1.251 - 1.260        3          --        1.70 - 2.30         6.47 - 7.12
                                             2005      5 1.175 - 1.193        5        0.14        1.70 - 2.30         1.03 - 1.62
                                             2004     20 1.163 - 1.174       23        0.18        1.70 - 2.30        1.91 - 13.57
                                             2003      5         1.125        6          --               2.10                1.99

Dreyfus VIF Appreciation                     2007     49 1.514 - 1.551       76        1.51        1.70 - 2.20         4.78 - 5.30
   Subaccount (Initial Shares)               2006     70 1.434 - 1.473      102        1.81        1.70 - 2.40       13.59 - 14.54
                                             2005    131 1.258 - 1.286      168        0.02        1.70 - 2.50       (1.32) - 2.63
                                             2004    132 1.235 - 1.253      165        2.08        1.70 - 2.50         2.81 - 4.48
                                             2003     86 1.210 - 1.213      105        9.22        1.70 - 2.10        5.02 - 11.21

Dreyfus VIF Developing Leaders               2007    263 1.300 - 1.350      352        0.74        1.70 - 2.50   (13.28) - (12.56)
   Subaccount (Initial Shares)               2006    312 1.499 - 1.544      478        0.41        1.70 - 2.50         1.22 - 1.98
                                             2005    426 1.481 - 1.514      641          --        1.70 - 2.50         3.21 - 4.05
                                             2004    577 1.435 - 1.455      838        0.23        1.70 - 2.50         2.64 - 9.48
                                             2003    344 1.321 - 1.329      457        0.05        1.70 - 2.50        3.12 - 18.94

DWS VIT Equity 500 Index                     2007    401 1.154 - 1.175      468        1.11        1.70 - 2.50         2.21 - 3.07
   Subaccount (Class 2)                      2006    500 1.129 - 1.140      568        0.78        1.70 - 2.50       12.45 - 13.21
                                             2005    462 1.004 - 1.007      465          --        1.70 - 2.50         0.40 - 0.70

DWS VIT RREEF Real Estate Securities         2007    138 1.753 - 1.818      247        0.76        1.70 - 2.50   (18.43) - (17.77)
   Subaccount (Class B)                      2006    213 2.149 - 2.211      469          --        1.70 - 2.50       33.81 - 34.82
                                             2005    304 1.606 - 1.640      495        2.17        1.70 - 2.50         5.16 - 9.48
                                             2004    341 1.479 - 1.498      510        0.57        1.70 - 2.50       16.69 - 28.58
                                             2003    193 1.162 - 1.165      224          --        1.70 - 2.30        4.58 - 14.69

DWSI Global Opportunities                    2007    100 2.182 - 2.263      224        1.02        1.70 - 2.50         6.23 - 7.10
   Subaccount (Class B)                      2006    108 2.054 - 2.113      228        0.94        1.70 - 2.50       18.87 - 19.78
                                             2005    156 1.728 - 1.764      274        0.33        1.70 - 2.50       13.50 - 16.13
                                             2004     90 1.500 - 1.519      137          --        1.70 - 2.50       14.81 - 25.73
                                             2003     63 1.251 - 1.252       79          --        2.10 - 2.30       12.60 - 22.39

DWSI Capital Growth Subaccount (Class B)     2007    426 1.367 - 1.477      621        0.23        1.70 - 2.50        9.45 - 10.22
                                             2006    504 1.242 - 1.340      668        0.18        1.70 - 2.50       (0.48) - 6.35
                                             2005    396 1.241 - 1.260      495        0.31        1.70 - 2.30         6.07 - 6.69
                                             2004    220 1.170 - 1.181      258        0.19        1.70 - 2.30         5.12 - 5.73
                                             2003    168 1.113 - 1.117      187          --        1.70 - 2.30        8.16 - 10.05

DWSI Growth & Income                         2007    127 1.363 - 1.401      175        0.86        1.70 - 2.30     (1.30) - (0.71)
   Subaccount (Class B)                      2006    137 1.381 - 1.411      192        0.60        1.70 - 2.30       10.66 - 11.37
                                             2005    147 1.248 - 1.267      185        0.83        1.70 - 2.30         3.40 - 3.94
                                             2004    241 1.207 - 1.219      292        0.44        1.70 - 2.30         7.29 - 7.97
                                             2003    141 1.125 - 1.129      159          --        1.70 - 2.30        7.22 - 10.71

DWSI Health Care Subaccount (Class B)        2007     87 1.427 - 1.480      127          --        1.70 - 2.50       10.11 - 10.94
                                             2006     96 1.296 - 1.334      127          --        1.70 - 2.50         3.18 - 4.06
                                             2005    191 1.256 - 1.282      243          --        1.70 - 2.50         0.96 - 6.21
                                             2004    128 1.192 - 1.207      154          --        1.70 - 2.50        6.52 - 15.89
                                             2003     50 1.119 - 1.125       56          --        1.70 - 2.50        1.08 - 10.43

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Balanced Subaccount (Class B)          2007     86 1.216 - 1.261      107        2.96        1.70 - 2.50         1.84 - 2.69
                                             2006    127 1.194 - 1.228      155        2.07        1.70 - 2.50         7.18 - 8.00
                                             2005    305 1.114 - 1.137      343        1.86        1.70 - 2.50         0.72 - 2.16
                                             2004    489 1.099 - 1.113      542        1.28        1.70 - 2.50         3.68 - 4.51
                                             2003    375 1.060 - 1.065      399          --        1.70 - 2.50         2.42 - 6.71

DWSI International                           2007    169 2.060 - 2.137      357        2.05        1.70 - 2.50       11.41 - 12.36
   Subaccount (Class B)                      2006    197 1.849 - 1.902      371        1.70        1.70 - 2.50        2.47 - 23.27
                                             2005    255 1.511 - 1.543      390        1.27        1.70 - 2.50       12.85 - 13.79
                                             2004    263 1.339 - 1.356      355        0.75        1.70 - 2.50       13.62 - 14.33
                                             2003     78 1.182 - 1.186       92          --        1.70 - 2.30        3.49 - 19.72

DWSII Strategic Income                       2007    104 1.131 - 1.162      119        6.10        1.70 - 2.30         2.72 - 3.29
   Subaccount (Class B)                      2006    141 1.101 - 1.125      157        5.68        1.70 - 2.30         6.27 - 6.94
                                             2005    211 1.036 - 1.052      220        7.46        1.70 - 2.30       (0.38) - 0.19
                                             2004    207 1.040 - 1.050      217          --        1.70 - 2.30         5.80 - 6.49
                                             2003    122 0.983 - 0.986      120          --        1.70 - 2.30         0.00 - 3.14

DWSII Blue Chip Subaccount (Class B)         2007    178 1.570 - 1.628      287        0.71        1.70 - 2.50         0.58 - 1.37
                                             2006    224 1.561 - 1.606      356        0.51        1.70 - 2.50       12.38 - 13.26
                                             2005    416 1.389 - 1.418      586        0.53        1.70 - 2.50         5.42 - 7.83
                                             2004    309 1.298 - 1.315      405        0.21        1.70 - 2.50       12.67 - 13.66
                                             2003     85 1.152 - 1.157       98          --        1.70 - 2.50        2.12 - 13.99

DWSII Conservative Allocation                2007    147 1.165 - 1.197      175        2.71        1.70 - 2.50         2.10 - 2.92
   Subaccount (Class B)                      2006    179 1.141 - 1.163      208        1.35        1.70 - 2.50         6.14 - 6.99
                                             2005    266 1.075 - 1.087      288          --        1.70 - 2.50         0.65 - 4.45
                                             2004     53         1.059       56          --               1.70                3.72

DWSII Core Fixed Income                      2007    629 1.019 - 1.075      657        4.01        1.70 - 2.50         1.19 - 2.03
   Subaccount (Class B)                      2006    676 1.007 - 1.056      694        3.31        1.70 - 2.50         0.67 - 2.17
                                             2005    731 0.994 - 1.014      738        3.11        1.70 - 2.50       (0.60) - 0.10
                                             2004    786 1.000 - 1.013      794        2.66        1.70 - 2.50         0.00 - 2.32
                                             2003    466 0.985 - 0.990      461          --        1.70 - 2.50       (0.70) - 3.34

DWSII Davis Venture Value                    2007    380 1.514 - 1.570      589        0.36        1.70 - 2.50         1.54 - 2.41
   Subaccount (Class B)                      2006    502 1.491 - 1.533      762        0.32        1.70 - 2.50       11.60 - 12.39
                                             2005    942 1.336 - 1.364    1,274        0.36        1.70 - 2.50        6.54 - 10.23
                                             2004    696 1.254 - 1.270      879        0.03        1.70 - 2.50         8.67 - 9.48
                                             2003    321 1.154 - 1.160      371          --        1.70 - 2.50        8.01 - 14.94

DWSII Dreman High Return Equity              2007    748 1.481 - 1.536    1,139        1.10        1.70 - 2.50     (4.64) - (3.88)
   Subaccount (Class B)                      2006    917 1.553 - 1.598    1,454        1.36        1.70 - 2.50        7.06 - 16.22
                                             2005    898 1.347 - 1.375    1,228        1.37        1.70 - 2.50         4.01 - 5.69
                                             2004    809 1.284 - 1.301    1,048        1.22        1.70 - 2.50       11.03 - 12.24
                                             2003    512 1.160 - 1.164      596          --        1.70 - 2.30       12.36 - 15.49

DWSII Dreman Small Mid Cap Value             2007    238 1.979 - 2.053      483        0.76        1.70 - 2.50         0.10 - 0.93
   Subaccount (Class B)                      2006    432 1.977 - 2.034      872        0.43        1.70 - 2.50       21.51 - 22.53
                                             2005    617 1.627 - 1.660    1,017        0.37        1.70 - 2.50         7.11 - 8.04
                                             2004    631 1.519 - 1.538      967        0.42        1.70 - 2.50       17.12 - 23.43
                                             2003    269 1.242 - 1.246      335          --        1.70 - 2.30       14.05 - 21.09

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Global Thematic                        2007     65 2.046 - 2.122      135        0.31        1.70 - 2.50         3.23 - 4.02
   Subaccount (Class B)                      2006    116 1.982 - 2.040      233        0.30        1.70 - 2.50       26.40 - 27.50
                                             2005    208 1.568 - 1.600      330          --        1.70 - 2.50       19.00 - 20.48
                                             2004    115 1.312 - 1.328      152        0.87        1.70 - 2.50        7.97 - 13.40
                                             2003     62 1.178 - 1.180       73          --        1.90 - 2.30        3.42 - 14.35

DWSII Government & Agency Securities         2007    286 1.039 - 1.077      305        4.60        1.70 - 2.50         2.87 - 3.66
   Subaccount (Class B)                      2006    320 1.010 - 1.039      330        3.70        1.70 - 2.50         1.20 - 2.06
                                             2005    409 0.998 - 1.018      414        3.33        1.70 - 2.50       (0.20) - 0.49
                                             2004    462 1.000 - 1.013      467        1.87        1.70 - 2.50         0.81 - 1.60
                                             2003    420 0.992 - 0.997      418          --        1.70 - 2.50       (0.10) - 1.43

DWSII Growth Allocation                      2007     90 1.296 - 1.313      117        2.21        1.70 - 2.10         3.35 - 3.79
   Subaccount (Class B)                      2006    173 1.254 - 1.265      218        0.81        1.70 - 2.10       10.39 - 10.77
                                             2005    277 1.136 - 1.142      315          --        1.70 - 2.10         0.71 - 4.20
                                             2004     64 1.094 - 1.096       70          --        1.70 - 2.10         2.24 - 6.10

DWSII High Income Subaccount (Class B)       2007    319 1.229 - 1.311      415       10.33        1.70 - 2.50     (1.94) - (1.13)
                                             2006    592 1.247 - 1.326      780        7.99        1.70 - 2.50         3.23 - 8.24
                                             2005    786 1.200 - 1.225      957        8.74        1.70 - 2.50       (0.33) - 1.66
                                             2004    977 1.190 - 1.205    1,174       15.85        1.70 - 2.50        8.67 - 10.25
                                             2003  1,684 1.088 - 1.093    1,841          --        1.70 - 2.50         0.37 - 8.11

DWSII International Select Equity            2007    150 1.965 - 2.209      328        2.59        1.70 - 2.30       13.58 - 14.22
   Subaccount (Class B)                      2006    191 1.725 - 1.934      365        1.48        1.70 - 2.30       11.51 - 22.95
                                             2005    201 1.549 - 1.573      314        2.53        1.70 - 2.30       11.44 - 12.12
                                             2004    192 1.390 - 1.403      268        0.68        1.70 - 2.30       15.16 - 15.85
                                             2003    162 1.207 - 1.211      196          --        1.70 - 2.30        3.15 - 21.63

DWSII Janus Growth & Income                  2007    155 1.392 - 1.491      228        0.19        1.70 - 2.30         3.79 - 4.41
   Subaccount (Class B)                      2006    159 1.336 - 1.428      225        0.26        1.70 - 2.30         3.89 - 6.17
                                             2005    284 1.324 - 1.345      379          --        1.70 - 2.30         4.98 - 9.89
                                             2004    171 1.213 - 1.224      209          --        1.70 - 2.30         8.59 - 9.19
                                             2003    169 1.117 - 1.121      189          --        1.70 - 2.30        7.20 - 11.79

DWSII Large Cap Value                        2007    223 1.426 - 1.570      345        1.67        1.70 - 2.50        9.95 - 10.80
   Subaccount (Class B)                      2006    364 1.290 - 1.417      511        1.24        1.70 - 2.50        4.28 - 13.09
                                             2005    426 1.228 - 1.253      531        1.45        1.70 - 2.50       (0.89) - 1.73
                                             2004    523 1.239 - 1.255      654        0.95        1.70 - 2.50         6.90 - 7.82
                                             2003    153 1.160 - 1.164      177          --        1.70 - 2.30        6.80 - 14.79

DWSII Mid Cap Growth                         2007      2 1.489 - 1.544        4          --        1.70 - 2.50         5.23 - 6.04
   Subaccount (Class B)                      2006      9 1.415 - 1.456       13          --        1.70 - 2.50         7.85 - 8.74
                                             2005     11 1.312 - 1.339       15          --        1.70 - 2.50       11.85 - 12.71
                                             2004     12 1.173 - 1.188       14          --        1.70 - 2.50         1.03 - 1.89
                                             2003     12 1.161 - 1.166       14          --        1.70 - 2.50        2.01 - 12.39

DWSII Moderate Allocation                    2007    476 1.220 - 1.254      588        2.19        1.70 - 2.50         2.43 - 3.29
   Subaccount (Class B)                      2006    444 1.191 - 1.214      533        0.85        1.70 - 2.50         4.15 - 9.07
                                             2005    461 1.101 - 1.113      509          --        1.70 - 2.50         2.88 - 5.04
                                             2004    183 1.076 - 1.077      197          --        1.70 - 2.10         4.87 - 5.59

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Money Market Subaccount (Class B)      2007 11,685 1.022 - 1.040   12,135        4.54        1.70 - 2.10         2.51 - 2.87
                                             2006 11,606 0.997 - 1.011   11,739        4.16        1.70 - 2.10         1.85 - 2.43
                                             2005 12,261 0.972 - 0.987   12,100        2.40        1.70 - 2.30         0.10 - 0.71
                                             2004 12,189 0.971 - 0.980   11,944        0.51        1.70 - 2.30     (1.72) - (1.21)
                                             2003 12,253 0.988 - 0.992   12,150        0.10        1.70 - 2.30     (0.60) - (0.10)

DWSII Small Cap Growth                       2007    115 1.349 - 1.386      157          --        1.70 - 2.30         3.37 - 3.98
   Subaccount (Class B)                      2006    140 1.305 - 1.333      185          --        1.70 - 2.30         2.43 - 3.09
                                             2005    184 1.274 - 1.293      237          --        1.70 - 2.30         4.34 - 4.87
                                             2004    171 1.221 - 1.233      210          --        1.70 - 2.30         4.06 - 8.73
                                             2003    194 1.130 - 1.134      220          --        1.70 - 2.30        1.62 - 11.42

DWSII Technology Subaccount (Class B)        2007    200 1.314 - 1.363      270          --        1.70 - 2.50       10.98 - 11.90
                                             2006    210 1.184 - 1.218      254          --        1.70 - 2.50     (1.99) - (1.22)
                                             2005    177 1.208 - 1.233      217        0.12        1.70 - 2.50         0.75 - 1.48
                                             2004    130 1.199 - 1.215      158          --        1.70 - 2.50       (0.82) - 2.92
                                             2003    160 1.213 - 1.217      195          --        1.70 - 2.30        2.10 - 20.66

DWSII Turner Mid Cap Growth                  2007     98 1.537 - 1.856      178          --        1.70 - 2.50       22.02 - 23.00
   Subaccount (Class B)                      2006    175 1.252 - 1.509      261          --        1.70 - 2.50         3.60 - 4.95
                                             2005    288 1.416 - 1.445      414          --        1.70 - 2.50         8.51 - 9.39
                                             2004    266 1.305 - 1.321      349          --        1.70 - 2.50         7.94 - 8.81
                                             2003     99 1.209 - 1.214      121          --        1.70 - 2.50        6.61 - 17.84

Fidelity VIP Contrafund                      2007    539 2.018 - 2.097    1,111        0.71        1.70 - 2.50       14.40 - 15.35
   Subaccount (Service Class 2)              2006    675 1.764 - 1.818    1,211        0.99        1.70 - 2.50         8.69 - 9.52
                                             2005    755 1.623 - 1.660    1,242        0.11        1.70 - 2.50       11.89 - 14.72
                                             2004    517 1.427 - 1.447      744        0.13        1.70 - 2.50       12.36 - 13.22
                                             2003    213 1.270 - 1.278      271          --        1.70 - 2.50        3.84 - 17.64

Fidelity VIP Contrafund                      2007    223 2.040 - 2.120      466        0.65        1.80 - 2.60       14.48 - 15.41
   Subaccount (Service Class)                2006    357 1.782 - 1.837      647        1.12        1.80 - 2.60         8.72 - 9.61
                                             2005    391 1.639 - 1.676      649        0.18        1.80 - 2.60       13.90 - 14.79
                                             2004    344 1.439 - 1.460      500        0.22        1.80 - 2.60       12.33 - 13.27
                                             2003    253 1.281 - 1.289      324          --        1.80 - 2.60       11.01 - 28.50

Fidelity VIP Dynamic Capital                 2007     34 1.697 - 1.738       60        0.12        1.70 - 2.20       (4.18) - 4.89
   Appreciation Subaccount (Service Class 2) 2006     38         1.657       62        0.10               1.70       11.26 - 11.96
                                             2005    129 1.456 - 1.480      190          --        1.70 - 2.30       17.99 - 18.59
                                             2004     77 1.234 - 1.248       95          --        1.70 - 2.30       (1.04) - 0.97
                                             2003     77 1.247 - 1.249       96          --        2.10 - 2.30         3.91 - 7.22

Fidelity VIP Mid Cap                         2007    582 1.905 - 2.573    1,469        0.51        1.70 - 2.60       12.40 - 13.40
   Subaccount (Service Class 2)              2006    776 1.684 - 2.269    1,738        0.19        1.70 - 2.60        9.49 - 10.52
                                             2005    994 1.528 - 2.053    2,022          --        1.70 - 2.60       11.70 - 16.05
                                             2004    910 1.741 - 1.769    1,599          --        1.70 - 2.60       18.00 - 22.51
                                             2003    426 1.434 - 1.444      614          --        1.70 - 2.60        5.52 - 44.04

FTVIPT Franklin Income Securities            2007    100 1.205 - 1.221      120        4.05        1.80 - 2.30         1.43 - 1.92
   Subaccount (Class 2)                      2006    217 1.188 - 1.198      258        3.74        1.80 - 2.30       15.56 - 16.20
                                             2005    235 1.028 - 1.031      242          --        1.80 - 2.30     (3.47) - (1.34)

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
FTVIPT Franklin Small-Mid Cap Growth         2007    224 1.768 - 1.837      406          --        1.80 - 2.60         8.33 - 9.28
   Securities Subaccount (Class 2)           2006    360 1.632 - 1.681      597          --        1.80 - 2.60         5.91 - 6.73
                                             2005    751 1.541 - 1.575    1,169          --        1.80 - 2.60         2.12 - 2.94
                                             2004    849 1.509 - 1.530    1,289          --        1.80 - 2.60         5.90 - 9.44
                                             2003    703 1.389 - 1.398      979          --        1.80 - 2.60       22.42 - 42.87

FTVIPT Templeton Developing Markets          2007    395 3.394 - 3.539    1,378        2.29        1.70 - 2.60       25.47 - 26.57
   Securities Subaccount (Class 2)           2006    479 2.705 - 2.796    1,326        1.15        1.70 - 2.60       24.83 - 25.95
                                             2005    583 2.167 - 2.220    1,284        1.34        1.70 - 2.60       24.18 - 25.28
                                             2004    572 1.745 - 1.772    1,008        1.84        1.70 - 2.60       21.52 - 28.81
                                             2003    261 1.436 - 1.445      376        0.07        1.70 - 2.60        3.23 - 38.80

FTVIPT Templeton Foreign Securities          2007    669 2.308 - 2.409    1,584        2.08        1.70 - 2.60       12.48 - 13.47
   Subaccount (Class 2)                      2006    970 2.052 - 2.123    2,032        1.29        1.70 - 2.60       18.34 - 19.40
                                             2005  1,328 1.734 - 1.778    2,332        1.13        1.70 - 2.60         2.52 - 8.42
                                             2004    933 1.615 - 1.641    1,519        0.99        1.70 - 2.60       10.12 - 20.94
                                             2003    435 1.398 - 1.407      610        0.16        1.80 - 2.60       20.36 - 27.02

Janus Aspen Global Life Sciences             2007     13 1.815 - 1.832       24          --        2.10 - 2.30       18.94 - 19.19
   Subaccount (Service Shares)               2006     17 1.514 - 1.561       27          --        1.70 - 2.50         3.70 - 4.55
                                             2005     42 1.460 - 1.493       62          --        1.70 - 2.50        9.53 - 10.43
                                             2004     41 1.333 - 1.352       55          --        1.70 - 2.50        2.97 - 11.83
                                             2003      5         1.200        5          --               2.10               11.63

Janus Aspen Global Technology                2007     26 1.909 - 1.964       51        0.34        1.70 - 2.30       18.94 - 19.61
   Subaccount (Service Shares)               2006     28 1.605 - 1.642       45          --        1.70 - 2.30         5.15 - 6.07
                                             2005     38 1.523 - 1.548       59          --        1.70 - 2.50         4.59 - 9.63
                                             2004     43 1.392 - 1.412       60          --        1.70 - 2.50       (1.90) - 4.41
                                             2003     19 1.419 - 1.428       27          --        1.70 - 2.50      (0.91) - 19.97

Janus Aspen Mid Cap Growth                   2007     87 2.197 - 2.283      196        0.07        1.80 - 2.60       18.56 - 19.53
   Subaccount (Service Shares)               2006     94 1.853 - 1.910      178          --        1.80 - 2.60       10.43 - 11.31
                                             2005    104 1.678 - 1.716      177          --        1.80 - 2.60        9.17 - 10.07
                                             2004    106 1.537 - 1.559      164          --        1.80 - 2.60       17.42 - 18.29
                                             2003    104 1.309 - 1.318      136          --        1.80 - 2.60        1.00 - 31.40

Janus Aspen Worldwide Growth                 2007     19 1.684 - 1.700       32        0.52        1.90 - 2.10         7.06 - 7.26
   Subaccount (Service Shares)               2006     32 1.573 - 1.585       50        1.38        1.70 - 2.10       15.29 - 15.98
                                             2005     39 1.362 - 1.377       53        1.24        1.70 - 2.10         3.42 - 3.77
                                             2004     37 1.313 - 1.327       49        0.74        1.70 - 2.30       (1.72) - 2.79
                                             2003    272 1.287 - 1.291      352        1.13        1.70 - 2.10       11.72 - 15.06

LMPIS Premier Selections All Cap             2007     --         1.521       --        0.08               2.40                6.22
   Growth Subaccount (a)                     2006      6 1.432 - 1.443        9          --        2.20 - 2.40         4.56 - 5.02
                                             2005      9 1.359 - 1.374       12        0.02        2.20 - 2.60         3.58 - 4.01
                                             2004     62 1.312 - 1.321       81          --        2.20 - 2.60        0.46 - 10.62
                                             2003      6         1.311        8          --               2.40               12.44

LMPVET Aggressive Growth                     2007    939 1.581 - 1.650    1,525          --        1.70 - 2.60     (4.76) - (0.36)
   Subaccount (Class I)                      2006  1,005 1.599 - 1.648    1,636          --        1.80 - 2.60         6.03 - 6.87
                                             2005  1,365 1.508 - 1.542    2,082          --        1.80 - 2.60         8.80 - 9.67
                                             2004  1,545 1.386 - 1.406    2,158          --        1.80 - 2.60         7.11 - 7.99
                                             2003  1,374 1.294 - 1.302    1,784          --        1.80 - 2.60        6.55 - 28.01

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
LMPVET Appreciation                          2007    483 1.549 - 1.617      767        0.90        1.70 - 2.60         2.17 - 6.49
   Subaccount (Class I)                      2006    592 1.466 - 1.511      882        1.04        1.80 - 2.60       11.82 - 12.76
                                             2005    717 1.311 - 1.340      951        0.86        1.80 - 2.60         1.63 - 2.45
                                             2004    711 1.290 - 1.308      924        1.32        1.80 - 2.60         6.00 - 6.97
                                             2003    455 1.217 - 1.224      555        0.95        1.80 - 2.60       13.50 - 21.13

LMPVET Appreciation
   Subaccount (Class II) (b)                 2007    423 1.479 - 1.537      643        0.70        1.80 - 2.60         1.16 - 1.32

LMPVET Capital Subaccount                    2007  3,099 1.496 - 1.555    4,718        0.31        1.80 - 2.60       (0.80) - 0.06
                                             2006  4,664 1.508 - 1.554    7,130        0.63        1.80 - 2.60       10.72 - 11.56
                                             2005  5,747 1.362 - 1.393    7,910        0.33        1.80 - 2.60         2.56 - 3.41
                                             2004  6,569 1.328 - 1.347    8,784        0.33        1.80 - 2.60         3.91 - 4.74
                                             2003  4,620 1.278 - 1.286    5,926        0.11        1.80 - 2.60       11.42 - 28.20

LMPVET Dividend Strategy Subaccount          2007     45 1.438 - 1.466       65        1.43        1.80 - 2.20         4.13 - 4.56
                                             2006     97 1.381 - 1.402      135        1.95        1.80 - 2.20       15.37 - 15.87
                                             2005    133 1.197 - 1.210      161        2.11        1.80 - 2.20     (2.37) - (2.02)
                                             2004     78 1.226 - 1.235       95        0.89        1.80 - 2.20         1.16 - 1.56
                                             2003     64 1.212 - 1.216       77        0.85        1.80 - 2.20       10.55 - 16.31

LMPVET Equity Index                          2007    632 1.579 - 1.641    1,022        1.46        1.70 - 2.50         2.33 - 3.21
   Subaccount (Class II)                     2006    796 1.543 - 1.590    1,252        1.27        1.70 - 2.50       12.30 - 13.17
                                             2005  1,107 1.374 - 1.405    1,541        1.26        1.70 - 2.50         1.63 - 2.48
                                             2004  1,033 1.352 - 1.371    1,407        1.60        1.70 - 2.50         7.56 - 8.38
                                             2003    619 1.257 - 1.265      782        1.58        1.70 - 2.50        6.13 - 19.89

LMPVET Fundamental Value                     2007    709 1.693 - 1.768    1,229        1.15        1.70 - 2.60     (5.50) - (0.57)
   Subaccount (Class I)                      2006    705 1.716 - 1.769    1,229        1.65        1.80 - 2.60       13.79 - 14.72
                                             2005    778 1.508 - 1.542    1,187        0.89        1.80 - 2.60         2.10 - 2.94
                                             2004    917 1.477 - 1.498    1,364        0.72        1.80 - 2.60         5.42 - 6.24
                                             2003    664 1.401 - 1.410      933        1.40        1.80 - 2.60       25.38 - 40.50

LMPVET Global Equity Subaccount              2007    302 1.681 - 1.730      512        0.54        1.80 - 2.40         2.38 - 3.04
                                             2006    338 1.642 - 1.679      558        1.06        1.80 - 2.40       12.47 - 13.14
                                             2005    431 1.460 - 1.484      633        0.61        1.80 - 2.40         4.06 - 4.65
                                             2004    553 1.403 - 1.418      780        0.54        1.80 - 2.40         7.59 - 8.24
                                             2003    350 1.304 - 1.310      457        0.28        1.80 - 2.40        8.71 - 34.22

LMPVET Investors Subaccount (Class I)        2007    165 1.719 - 1.795      291        1.19        1.70 - 2.60         1.24 - 2.16
                                             2006    193 1.698 - 1.757      335        1.62        1.70 - 2.60       15.20 - 16.28
                                             2005    212 1.474 - 1.511      316        1.10        1.70 - 2.60         3.80 - 4.71
                                             2004    246 1.420 - 1.443      353        1.34        1.70 - 2.60         5.36 - 8.58
                                             2003    191 1.320 - 1.329      253        2.36        1.70 - 2.60       11.02 - 36.60

LMPVET Large Cap Growth                      2007    225 1.442 - 1.505      334        0.04        1.70 - 2.60       (1.01) - 3.38
   Subaccount (Class I)                      2006    222 1.406 - 1.449      317        0.12        1.80 - 2.60         1.96 - 2.77
                                             2005    391 1.379 - 1.410      546        0.13        1.80 - 2.60         2.53 - 3.37
                                             2004    453 1.345 - 1.364      615        0.37        1.80 - 2.60       (2.25) - 0.29
                                             2003    384 1.376 - 1.384      530        0.04        1.80 - 2.60       13.88 - 26.61

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
LMPVET Mid Cap Core                          2007    201 1.728 - 1.761      351        0.34        2.00 - 2.40         4.60 - 5.01
   Subaccount (Class I)                      2006    263 1.652 - 1.677      439        0.77        2.00 - 2.40       12.08 - 12.74
                                             2005    184 1.474 - 1.499      273        0.60        1.80 - 2.40         5.74 - 6.39
                                             2004    196 1.394 - 1.409      274          --        1.80 - 2.40         4.39 - 8.38
                                             2003    106 1.293 - 1.295      137          --        2.20 - 2.40       24.69 - 29.50

LMPVET Multiple Discipline                   2007     -- 1.462 - 1.517       --        0.52        1.80 - 2.60         0.97 - 1.68
   Subaccount-Large Cap                      2006    632 1.448 - 1.492      930        0.74        1.80 - 2.60        9.45 - 10.27
   Growth and Value (c)                      2005    717 1.323 - 1.353      960        0.61        1.80 - 2.60         0.84 - 1.73
                                             2004    765 1.312 - 1.330    1,012        0.96        1.80 - 2.60         0.68 - 4.81
                                             2003    239 1.261 - 1.269      302        0.13        1.80 - 2.60        5.61 - 26.14

LMPVET Small Cap Growth                      2007    328 2.066 - 2.146      689          --        1.70 - 2.50         0.68 - 8.17
   Subaccount (Class I)                      2006    299 1.925 - 1.984      583          --        1.70 - 2.50        9.94 - 10.84
                                             2005    336 1.746 - 1.790      595          --        1.70 - 2.60         2.22 - 3.17
                                             2004    550 1.708 - 1.735      946          --        1.70 - 2.60       12.15 - 13.18
                                             2003    225 1.523 - 1.533      344          --        1.70 - 2.60        1.67 - 34.18

LMPVPI All Cap Subaccount (Class I) (a)      2007     -- 1.800 - 1.867       --        0.29        1.70 - 2.60         4.59 - 4.89
                                             2006    197 1.721 - 1.780      346        1.28        1.70 - 2.60       15.12 - 16.11
                                             2005    227 1.495 - 1.533      344        0.55        1.70 - 2.60         1.36 - 2.27
                                             2004    435 1.475 - 1.499      648        0.67        1.70 - 2.60         1.91 - 6.54
                                             2003    199 1.398 - 1.407      280        0.59        1.70 - 2.60        2.26 - 38.80

LMPVPII Growth and Income                    2007     -- 1.562 - 1.614       --        0.06        1.70 - 2.50         4.13 - 4.40
   Subaccount (Class I) (a)                  2006    150 1.500 - 1.546      228        0.41        1.70 - 2.50        9.65 - 10.51
                                             2005    205 1.368 - 1.399      284        0.37        1.70 - 2.50         0.73 - 1.89
                                             2004    214 1.354 - 1.373      291        1.10        1.70 - 2.50         5.70 - 6.60
                                             2003    126 1.281 - 1.288      162        0.53        1.70 - 2.50        5.23 - 10.60

LMPVPV Small Cap Growth                      2007     -- 1.942 - 1.991       --        0.02        1.80 - 2.40         6.41 - 6.70
   Opportunities Subaccount (a)              2006    127 1.825 - 1.866      233          --        1.80 - 2.40       10.21 - 10.87
                                             2005     83 1.656 - 1.683      137          --        1.80 - 2.40         2.48 - 3.00
                                             2004     81 1.616 - 1.634      131        0.08        1.80 - 2.40        6.89 - 13.55
                                             2003     65 1.432 - 1.439       93          --        1.80 - 2.40       10.65 - 19.12

LMPVPI Large Cap Growth                      2007     -- 1.478 - 1.514       --          --        1.70 - 2.30         3.94 - 4.13
   Subaccount (Class I) (a)                  2006    108 1.411 - 1.454      156          --        1.70 - 2.50         1.66 - 2.47
                                             2005    131 1.388 - 1.419      185        0.02        1.70 - 2.50         0.14 - 3.43
                                             2004    133 1.353 - 1.372      182        0.20        1.70 - 2.50       (2.03) - 0.37
                                             2003     80 1.382 - 1.388      111        0.01        1.70 - 2.30        5.87 - 16.99

LMPVPII Aggressive Growth                    2007     -- 1.719 - 1.754       --          --        1.70 - 2.20         3.35 - 3.48
   Subaccount (Class I) (a)                  2006    198 1.663 - 1.695      334          --        1.70 - 2.20         8.37 - 9.21
                                             2005    223 1.527 - 1.552      344          --        1.70 - 2.30         4.65 - 8.00
                                             2004    204 1.417 - 1.437      293          --        1.70 - 2.50         5.88 - 8.81
                                             2003    114 1.331 - 1.339      153          --        1.70 - 2.50        5.30 - 16.64

LMPVET Capital and Income Subaccount         2007  2,335 1.373 - 1.413    3,249        1.16        1.80 - 2.40         2.85 - 3.52
   (Class II)                                2006  2,507 1.325 - 1.365    3,381        1.46        1.80 - 2.60         7.72 - 8.51
                                             2005  2,987 1.230 - 1.258    3,724        1.24        1.80 - 2.60         1.57 - 2.36
                                             2004  3,049 1.211 - 1.229    3,723        0.90        1.80 - 2.60         1.24 - 4.67
                                             2003  1,606 1.186 - 1.191    1,907        0.46        1.80 - 2.40        9.31 - 15.02

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
LMPVIT Adjustable Rate Income                2007    277 0.989 - 1.019      279        4.23        1.70 - 2.40     (1.10) - (0.39)
   Subaccount                                2006    348 0.996 - 1.023      352        3.78        1.70 - 2.50         1.53 - 2.40
                                             2005    568 0.981 - 0.999      563        2.49        1.70 - 2.50       (0.20) - 0.60
                                             2004    846 0.983 - 0.993      836        1.28        1.70 - 2.50     (1.20) - (0.30)
                                             2003    354 0.997 - 0.998      353        0.66        1.70 - 2.20     (0.30) - (0.20)

LMPVIT Diversified Strategic Income          2007    251 1.157 - 1.179      294        4.81        1.80 - 2.20       (0.26) - 0.08
   Subaccount                                2006    322 1.160 - 1.178      377        5.67        1.16 - 2.20         2.70 - 3.51
                                             2005    379 1.125 - 1.138      429        4.87        1.80 - 2.60         0.36 - 0.80
                                             2004    561 1.113 - 1.129      632        3.49        1.80 - 2.60         3.21 - 4.83
                                             2003    925 1.071 - 1.077      996        9.66        1.80 - 2.60         2.19 - 6.02

LMPVIT High Income Subaccount                2007    816 1.340 - 1.392    1,126        6.72        1.80 - 2.60     (2.26) - (1.49)
                                             2006  1,266 1.217 - 1.413    1,771        7.75        1.80 - 2.60         8.12 - 9.03
                                             2005  1,375 1.121 - 1.296    1,770        7.75        1.80 - 2.60       (0.97) - 0.78
                                             2004  1,477 1.268 - 1.286    1,892        6.69        1.80 - 2.60         7.64 - 8.43
                                             2003  1,915 1.178 - 1.186    2,269       10.21        1.80 - 2.60        6.61 - 18.60

LMPVIT Money Market Subaccount               2007  1,569 1.010 - 1.050    1,619        4.79        1.80 - 2.60         2.23 - 3.04
                                             2006  1,191 0.988 - 1.019    1,204        4.55        1.80 - 2.60         1.86 - 2.83
                                             2005  1,596 0.970 - 0.991    1,567        2.74        1.80 - 2.60         0.21 - 0.92
                                             2004  1,539 0.968 - 0.982    1,505        0.87        1.80 - 2.60     (1.73) - (0.91)
                                             2003  1,652 0.985 - 0.991    1,632        0.46        1.80 - 2.60     (1.20) - (0.61)

Lord Abbett Growth and Income                2007     -- 1.620 - 1.673       --          --        1.70 - 2.50         3.58 - 3.91
   Subaccount (Class VC) (a)                 2006  1,110 1.564 - 1.610    1,757        1.16        1.70 - 2.50       14.41 - 15.33
                                             2005  1,410 1.367 - 1.396    1,946        0.98        1.70 - 2.50         0.74 - 2.97
                                             2004  1,415 1.357 - 1.376    1,933        1.17        1.70 - 2.50        9.88 - 13.03
                                             2003    696 1.235 - 1.242      862        1.60        1.70 - 2.50        6.37 - 20.66

Lord Abbett Mid-Cap Value                    2007     -- 1.688 - 1.983       --          --        1.70 - 2.50        9.90 - 10.17
   Subaccount (Class VC) (a)                 2006  2,748 1.534 - 1.800    4,872        0.48        1.70 - 2.50        9.46 - 10.36
                                             2005  3,205 1.393 - 1.631    5,174        0.49        1.70 - 2.50         3.80 - 6.39
                                             2004  2,599 1.513 - 1.533    3,961        0.49        1.70 - 2.50       21.04 - 21.96
                                             2003    751 1.250 - 1.257      942        1.13        1.70 - 2.50        6.74 - 19.20

MIST Batterymarch Mid-Cap Stock              2007    117 1.809 - 1.852      216        0.33        1.70 - 2.20         3.79 - 4.22
   Subaccount (Class A)                      2006    156 1.724 - 1.777      276          --        1.70 - 2.50     (5.33) - (4.82)

MIST BlackRock High Yield                    2007    569 1.332 - 1.384      779        9.65        1.59 - 2.39         0.23 - 1.02
   Subaccount (Class A)                      2006    606 1.329 - 1.370      822          --        1.70 - 2.50         4.73 - 5.38

MIST BlackRock Large-Cap Core
   Subaccount (Class E) (d)                  2007  1,399 1.728 - 1.795    2,458          --        1.70 - 2.50     (0.69) - (0.17)

MIST BlackRock Large-Cap Core                2007     -- 1.740 - 1.798       --        0.70        1.70 - 2.50         4.57 - 4.84
   Subaccount (Class A) (a)                  2006  1,865 1.664 - 1.715    3,147          --        1.70 - 2.50         5.25 - 5.80

MIST Dreman Small-Cap Value                  2007     31 1.144 - 1.166       35          --        1.70 - 2.50    (11.18) - (3.19)
   Subaccount (Class A)                      2006     14         1.190       16        0.42               2.20                9.88

MIST Harris Oakmark International            2007    355 1.921 - 2.005      702        0.98        1.69 - 2.59     (3.37) - (2.53)
   Subaccount (Class A)                      2006    404 1.988 - 2.057      822          --        1.66 - 2.56        9.41 - 10.12

MIST Janus Forty Subaccount (Class A)        2007    346 2.119 - 2.201      751        0.19        1.70 - 2.50       27.27 - 28.26
                                             2006    528 1.665 - 1.716      896          --        1.70 - 2.50         1.90 - 9.85

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
MIST Lazard Mid-Cap
   Subaccount (Class B) (b)                  2007      6         1.072        7          --               1.70             (12.42)

MIST Legg Mason Partners Managed             2007     44 1.228 - 1.251       55        2.39        1.70 - 2.20         3.98 - 4.51
   Assets Subaccount (Class A)               2006     45 1.181 - 1.197       53          --        1.70 - 2.20         5.26 - 5.65

MIST Lord Abbett Bond Debenture              2007    277 1.407 - 1.448      396        6.33        1.70 - 2.30         4.38 - 5.08
   Subaccount (Class A)                      2006    443 1.337 - 1.378      603          --        1.70 - 2.50         4.13 - 4.71

MIST Lord Abbett Growth and Income           2007  4,196 1.080 - 1.101    4,578        0.68        1.45 - 2.60       (1.88) - 2.23
   Subaccount (Class B)                      2006  3,771 1.069 - 1.077    4,047          --        1.45 - 2.60         6.79 - 7.59

MIST Lord Abbett Mid-Cap Value               2007  3,489 1.045 - 1.059    3,671        0.01        1.70 - 2.50    (10.68) - (1.12)
   Subaccount (Class B) (d)                  2006     44 1.068 - 1.071       47          --        1.70 - 2.20       10.10 - 11.33

MIST Met/AIM Capital Appreciation            2007    152 1.572 - 1.633      247        0.10        1.70 - 2.50        9.17 - 10.04
   Subaccount (Class A)                      2006    272 1.440 - 1.484      399        0.18        1.70 - 2.50     (1.84) - (1.26)

MIST Met/AIM Small Cap Growth
   Subaccount (Class A)                      2007     --         1.324       --          --               2.20              (6.03)

MIST MFS Emerging Markets Equity
   Subaccount (Class A) (d)                  2007     76 3.376 - 3.486      261          --        1.70 - 2.40       24.53 - 25.13

MIST MFS Research International
   Subaccount (Class B) (d)                  2007     91 2.364 - 2.456      219          --        1.80 - 2.60         3.78 - 4.33

MIST MFS Value Subaccount (Class A)          2007    194 1.437 - 1.480      282          --        1.70 - 2.50         4.97 - 5.87
                                             2006    256 1.369 - 1.398      354        1.21        1.70 - 2.50        9.87 - 10.43

MIST Neuberger Berman Real Estate            2007    916 1.011 - 1.021      931        1.15        1.70 - 2.30   (16.72) - (16.24)
   Subaccount (Class A)                      2006  1,181 1.213 - 1.219    1,436          --        1.70 - 2.50       20.94 - 21.54

MIST PIMCO Inflation Protected Bond
   Subaccount (Class A) (b)                  2007  1,356 1.161 - 1.206    1,616          --        1.70 - 2.50         5.64 - 6.26

MIST Pioneer Fund Subaccount (Class A)       2007    174 1.574 - 1.627      279        0.89        1.70 - 2.40         2.47 - 3.24
                                             2006    186 1.536 - 1.576      289          --        1.70 - 2.40         6.96 - 7.43

MIST Pioneer Mid-Cap Value                   2007     --         1.224       --        0.42               1.70               10.37
   Subaccount (Class A) (a)                  2006      6         1.109        7        0.22               1.70              (0.98)

MIST Pioneer Strategic Income                2007    522 1.195 - 1.221      631        0.65        1.70 - 2.30         4.28 - 4.81
   Subaccount (Class A)                      2006    558 1.140 - 1.165      646        0.70        1.70 - 2.50         2.89 - 3.56

MIST Third Avenue Small Cap Value            2007  1,717 0.967 - 0.980    1,676        0.71        1.70 - 2.50    (10.30) - (4.67)
   Subaccount (Class B)                      2006  1,380 1.023 - 1.028    1,415          --        1.70 - 2.50         1.99 - 5.57

MSF BlackRock Aggressive Growth              2007    373 1.757 - 1.834      678          --        1.70 - 2.60       17.29 - 18.32
   Subaccount (Class D)                      2006    384 1.498 - 1.550      591          --        1.70 - 2.60     (3.04) - (2.39)

MSF BlackRock Bond Income                    2007    690 1.089 - 1.126      766        3.39        1.70 - 2.40         3.81 - 4.55
   Subaccount (Class A)                      2006    830 1.049 - 1.077      884          --        1.70 - 2.40         3.25 - 3.76

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
MSF BlackRock Bond Income                    2007    432 1.091 - 1.122      476        3.20        1.80 - 2.40         3.61 - 4.18
   Subaccount (Class E)                      2006    526 1.053 - 1.077      558          --        1.80 - 2.40         3.24 - 3.66

MSF BlackRock Money Market                   2007    561 1.021 - 1.061      582        4.95        1.70 - 2.50         2.00 - 3.31
   Subaccount (Class A)                      2006    275 1.004 - 1.027      279        3.31        1.70 - 2.30         1.72 - 2.09

MSF Capital Guardian U.S. Equity             2007      2 1.362 - 1.388        2        0.93        1.80 - 2.20     (2.23) - (1.84)
   Subaccount (Class A)                      2006     41 1.393 - 1.414       58          --        1.80 - 2.20         2.35 - 2.61

MSF FI Large Cap Subaccount (Class A)        2007    303 1.403 - 1.464      434        0.17        1.70 - 2.60         1.30 - 2.16
                                             2006    422 1.385 - 1.433      594          --        1.70 - 2.60         0.65 - 1.28

MSF FI Value Leaders Subaccount (Class D)    2007    658 1.549 - 1.617    1,047        0.88        1.70 - 2.60         1.37 - 2.34
                                             2006    902 1.528 - 1.580    1,405          --        1.70 - 2.60         1.93 - 2.47

MSF MetLife Aggressive Allocation            2007     92 1.060 - 1.076       98        0.04        1.70 - 2.60       (4.59) - 1.51
   Subaccount (Class B)                      2006     43         1.060       46          --               1.70                5.79

MSF MetLife Conservative Allocation          2007    153 1.074 - 1.081      165          --        1.70 - 2.10         3.37 - 3.74
   Subaccount (Class B)                      2006    102 1.039 - 1.042      106          --        1.70 - 2.10         3.80 - 4.10

MSF MetLife Conservative to Moderate         2007    137 1.071 - 1.080      147          --        1.70 - 2.20         2.49 - 2.96
   Allocation Subaccount (Class B)           2006    173 1.045 - 1.049      181          --        1.70 - 2.20         4.29 - 4.69

MSF MetLife Moderate Allocation              2007    473 1.068 - 1.081      509        0.01        1.70 - 2.40         1.81 - 2.56
   Subaccount (Class B)                      2006    370 1.049 - 1.054      389          --        1.70 - 2.40         4.69 - 5.19

MSF MetLife Moderate to Aggressive           2007     16         1.072       17          --               2.20              (5.55)
   Allocation Subaccount (Class B)           2006     --         1.058       --          --               1.80                5.59

MSF MFS Total Return Subaccount (Class B)    2007    190 1.085 - 1.096      207        2.08        1.70 - 2.30         1.78 - 2.33
                                             2006    264 1.066 - 1.071      282          --        1.70 - 2.30         4.60 - 6.78

MSF MFS Total Return Subaccount (Class F)    2007  3,491 1.405 - 1.467    5,055        2.00        1.70 - 2.60         1.52 - 2.44
                                             2006  4,240 1.384 - 1.432    6,003          --        1.70 - 2.60         6.13 - 6.79

MSF Oppenheimer Global Equity                2007  2,640 1.083 - 1.097    2,879        0.96        1.70 - 2.50         3.64 - 4.48
   Subaccount (Class B)                      2006  3,830 1.045 - 1.050    4,012          --        1.64 - 2.44         4.92 - 5.42

MSF T. Rowe Price Large Cap Growth           2007    219 1.133 - 1.146      250        0.23        1.70 - 2.40         4.95 - 7.30
   Subaccount (Class B)                      2006    228 1.063 - 1.068      242          --        1.70 - 2.40         6.51 - 7.01

MSF Western Asset Management High            2007     -- 1.180 - 1.198       --        9.33        1.70 - 2.20         3.60 - 3.81
   Yield Bond Subaccount (Class A) (a)       2006    270 1.139 - 1.154      311          --        1.70 - 2.20         5.86 - 6.16

MSF Western Asset Management                 2007    119 1.075 - 1.103      130        2.99        1.55 - 2.25         1.99 - 2.70
   U.S. Government Subaccount (Class A)      2006    174 1.054 - 1.074      185          --        1.55 - 2.25         2.93 - 3.47

PIMCO VIT Real Return Subaccount             2007     -- 1.099 - 1.135       --        1.55        1.70 - 2.50         1.67 - 1.98
   (Administrative Class) (a)                2006  1,405 1.081 - 1.113    1,549        4.21        1.70 - 2.50     (1.73) - (0.98)
                                             2005  1,774 1.100 - 1.124    1,982        2.72        1.70 - 2.50       (0.45) - 0.36
                                             2004  2,247 1.105 - 1.120    2,507        1.02        1.70 - 2.50         4.25 - 7.83
                                             2003  1,061 1.041 - 1.046    1,108        0.47        1.70 - 2.40       (0.95) - 5.04

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
PIMCO VIT Total Return                       2007  3,146 1.111 - 1.160    3,587        4.80        1.70 - 2.60         6.01 - 6.91
   Subaccount (Administrative Class)         2006  3,874 1.048 - 1.085    4,140        4.40        1.70 - 2.60         1.16 - 2.07
                                             2005  5,099 1.036 - 1.063    5,363        3.41        1.70 - 2.60       (0.66) - 0.76
                                             2004  5,091 1.038 - 1.055    5,336        1.90        1.70 - 2.60         2.17 - 3.13
                                             2003  3,098 1.016 - 1.023    3,160        2.05        1.70 - 2.60       (0.97) - 2.93

Putnam VT International Equity               2007     -- 2.278 - 2.354       --        2.78        1.80 - 2.60         7.91 - 8.18
   Subaccount (Class IB) (a)                 2006    147 2.111 - 2.184      316        0.51        1.70 - 2.60       24.40 - 25.52
                                             2005    123 1.697 - 1.740      211        1.53        1.70 - 2.60        9.34 - 10.34
                                             2004    161 1.552 - 1.577      252        1.46        1.70 - 2.60       13.20 - 14.28
                                             2003    151 1.371 - 1.380      208        0.08        1.70 - 2.60        8.45 - 37.50

Putnam VT Small Cap Value                    2007     -- 2.407 - 2.487       --        0.54        1.70 - 2.50         6.46 - 6.74
   Subaccount (Class IB) (a)                 2006    485 2.261 - 2.330    1,122        0.32        1.70 - 2.50       14.42 - 15.35
                                             2005    520 1.976 - 2.020    1,045        0.17        1.70 - 2.50         4.38 - 5.21
                                             2004    432 1.893 - 1.920      827        0.29        1.70 - 2.50       15.41 - 25.44
                                             2003    273 1.538 - 1.547      421          --        1.70 - 2.50        8.72 - 51.97

Van Kampen LIT Comstock                      2007  1,468 1.383 - 1.702    2,451        1.71        1.70 - 2.50     (4.71) - (4.00)
   Subaccount (Class II)                     2006  2,088 1.444 - 1.773    3,646        1.33        1.70 - 2.50       13.16 - 14.09
                                             2005  2,509 1.269 - 1.554    3,856        0.76        1.70 - 2.50         1.54 - 4.78
                                             2004  1,509 1.497 - 1.518    2,278        0.48        1.70 - 2.50       14.54 - 15.44
                                             2003    370 1.307 - 1.315      486          --        1.70 - 2.50        4.14 - 17.83

Van Kampen LIT Enterprise                    2007     10 1.487 - 1.516       16        0.07        2.10 - 2.50        9.66 - 10.17
   Subaccount (Class II)                     2006    108 1.356 - 1.376      149        0.18        2.10 - 2.50         4.15 - 4.56
                                             2005    108 1.302 - 1.331      142        0.47        1.70 - 2.50         5.25 - 6.06
                                             2004    108 1.237 - 1.255      135        0.14        1.70 - 2.50         0.72 - 1.63
                                             2003    108 1.222 - 1.226      133          --        2.10 - 2.50         8.40 - 9.60

Van Kampen LIT Strategic Growth              2007     32 1.527 - 1.572       50        0.07        1.80 - 2.40       14.13 - 14.91
   Subaccount (Class I)                      2006     98 1.338 - 1.368      133          --        1.80 - 2.40         0.45 - 1.03
                                             2005    433 1.332 - 1.354      581        0.25        1.80 - 2.40         5.38 - 5.95
                                             2004    435 1.264 - 1.278      552          --        1.80 - 2.40         1.04 - 5.19
                                             2003    377 1.211 - 1.215      457          --        1.80 - 2.20        7.33 - 14.90

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Subaccount invests.

(3) These amounts represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range from minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                              ALGER AMERICAN LEVERAGED     AMERICAN FUNDS
                           AIM V.I.UTILITIES           ALLCAP               GLOBAL GROWTH
                               SUBACCOUNT            SUBACCOUNT               SUBACCOUNT
                               (SERIES I)             (CLASS S)               (CLASS 2)
                           -----------------  ------------------------  --------------------
                             2007     2006          2007     2006          2007       2006
                           -------  --------      -------  -------      ---------  ---------
Accumulation units
   beginning of year        33,158   37,122        70,128  112,611      2,085,561  2,319,939
Accumulation units issued
   and transferred from
   other funding options    22,561   32,734        75,334   14,317        156,913    210,077
Accumulation units
   redeemed and
   transferred to
   other funding options   (23,624) (36,698)      (42,983) (56,800)      (448,170)  (444,455)
                           -------  -------       -------  -------      ---------  ---------
Accumulation
   units end of year        32,095   33,158       102,479   70,128      1,794,304  2,085,561
                           =======  =======       =======  =======      =========  =========

                                                                      DREYFUS SOCIALLY RESPONSIBLE
                           CREDIT SUISSE TRUST  DREYFUS MIDCAP STOCK             GROWTH
                             GLOBAL SMALL CAP        SUBACCOUNT                SUBACCOUNT
                                SUBACCOUNT        (SERVICE SHARES)          (SERVICE SHARES)
                           -------------------  --------------------  ----------------------------
                              2007     2006         2007     2006              2007   2006
                             ------  -------      -------  --------           -----  ------
Accumulation units
   beginning of year          4,089   16,267      297,937   403,896           2,084   4,538
Accumulation units issued
   and transferred from
   other funding options         --    1,417        5,134     8,873              --      96
Accumulation units
   redeemed and
   transferred to
   other funding options     (2,924) (13,595)     (42,659) (114,832)           (160) (2,550)
                             ------  -------      -------  --------           -----  ------
Accumulation
   units end of year          1,165    4,089      260,412   297,937           1,924   2,084
                             ======  =======      =======  ========           =====  ======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                               AMERICAN FUNDS          AMERICAN FUNDS
                                GROWTH-INCOME              GROWTH          CREDIT SUISSE TRUST
                                 SUBACCOUNT              SUBACCOUNT          EMERGING MARKETS
                                 (CLASS 2)               (CLASS 2)              SUBACCOUNT
                           ----------------------  ----------------------  -------------------
                              2007        2006        2007        2006      2007 (a)    2006
                           ----------  ----------  ----------  ----------   --------  -------
Accumulation units
   beginning of year        5,433,184   6,499,961   5,955,769   6,869,640    74,726    77,720
Accumulation units issued
   and transferred from
   other funding options       76,883     412,966     103,405     480,560       309    19,869
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,186,147) (1,479,743) (1,493,235) (1,394,431)  (75,035)  (22,863)
                           ----------  ----------  ----------  ----------   -------   -------
Accumulation
   units end of year        4,323,920   5,433,184   4,565,939   5,955,769        --    74,726
                           ==========  ==========  ==========  ==========   =======   =======


                           DREYFUS VIF APPRECIATION  DREYFUS VIF DEVELOPING LEADERS  DWS VIT EQUITY 500 INDEX
                                  SUBACCOUNT                   SUBACCOUNT                   SUBACCOUNT
                               (INITIAL SHARES)              (INITIAL SHARES)               (CLASS 2)
                           ------------------------  ------------------------------  ------------------------
                                 2007     2006             2007        2006               2007      2006
                               -------  -------          -------     --------           --------  -------
Accumulation units
   beginning of year            69,658  130,860          312,103      425,796            500,043  461,997
Accumulation units issued
   and transferred from
   other funding options             3    4,110           24,787       18,321             15,238   74,454
Accumulation units
   redeemed and
   transferred to
   other funding options       (20,447) (65,312)         (74,349)    (132,014)          (114,393) (36,408)
                               -------  -------          -------     --------           --------  -------
Accumulation
   units end of year            49,214   69,658          262,541      312,103            400,888  500,043
                               =======  =======          =======     ========           ========  =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           DWS VIT RREEF REAL ESTATE
                                  SECURITIES          DWSI GLOBAL OPPORTUNITIES  DWSI CAPITAL GROWTH
                                  SUBACCOUNT                 SUBACCOUNT               SUBACCOUNT
                                   (CLASS B)                  (CLASS B)               (CLASS B)
                           -------------------------  -------------------------  -------------------
                                 2007     2006               2007     2006          2007      2006
                               -------  --------           -------  -------       --------  --------
Accumulation units
   beginning of year           213,468   304,193           108,403  156,248        503,815   395,742
Accumulation units issued
   and transferred from
   other funding options        16,080    32,957             1,438    2,624         59,237   208,237
Accumulation units
   redeemed and
   transferred to
   other funding options       (91,752) (123,682)          (10,128) (50,469)      (136,643) (100,164)
                               -------  --------           -------  -------       --------  --------
Accumulation
   units end of year           137,796   213,468            99,713  108,403        426,409   503,815
                               =======  ========           =======  =======       ========  ========

                           DWSI INTERNATIONAL  DWSII STRATEGIC INCOME   DWSII BLUE CHIP
                               SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                               (CLASS B)             (CLASS B)             (CLASS B)
                           ------------------  ----------------------  -----------------
                              2007     2006         2007     2006        2007     2006
                            -------  -------      -------  -------     -------  --------
Accumulation units
   beginning of year        196,873  254,907      141,164  210,728     223,679   416,228
Accumulation units issued
   and transferred from
   other funding options      3,399   35,563        1,915   15,198       2,338    13,757
Accumulation units
   redeemed and
   transferred to
   other funding options    (31,017) (93,597)     (38,846) (84,762)    (48,053) (206,306)
                            -------  -------      -------  -------     -------  --------
Accumulation
   units end of year        169,255  196,873      104,233  141,164     177,964   223,679
                            =======  =======      =======  =======     =======  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                           DWSI GROWTH & INCOME  DWSI HEALTH CARE    DWSII BALANCED
                                SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                (CLASS B)           (CLASS B)          (CLASS B)
                           --------------------  ----------------  -----------------
                               2007     2006      2007     2006      2007     2006
                             -------  -------    ------  --------  -------  --------
Accumulation units
   beginning of year         137,379  147,126    96,121   191,158  127,141   304,567
Accumulation units issued
   and transferred from
   other funding options         800      542       479     5,484    1,024       819
Accumulation units
   redeemed and
   transferred to
   other funding options     (11,459) (10,289)   (9,510) (100,521) (41,697) (178,245)
                             -------  -------    ------  --------  -------  --------
Accumulation
   units end of year         126,720  137,379    87,090    96,121   86,468   127,141
                             =======  =======    ======  ========  =======  ========

                           DWSII CONSERVATIVE ALLOCATION  DWSII CORE FIXED INCOME  DWSII DAVIS VENTURE VALUE
                                     SUBACCOUNT                  SUBACCOUNT               SUBACCOUNT
                                     (CLASS B)                   (CLASS B)                 (CLASS B)
                           -----------------------------  -----------------------  -------------------------
                                   2007      2006              2007     2006             2007      2006
                                 --------  --------          -------  --------         --------  --------
Accumulation units
   beginning of year              178,792   265,610          675,807   731,357          501,613   941,857
Accumulation units issued
   and transferred from
   other funding options          105,469    45,679           40,687    63,650           46,761    23,014
Accumulation units
   redeemed and
   transferred to
   other funding options         (137,281) (132,497)         (87,689) (119,200)        (167,989) (463,258)
                                 --------  --------          -------  --------         --------  --------
Accumulation
   units end of year              146,980   178,792          628,805   675,807          380,385   501,613
                                 ========  ========          =======  ========         ========  ========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           DWSII DREMAN HIGH RETURN   DWSII DREMAN SMALL
                                    EQUITY              MID CAP VALUE     DWSII GLOBAL THEMATIC
                                  SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                   (CLASS B)              (CLASS B)             (CLASS B)
                           ------------------------  -------------------  ---------------------
                                2007      2006         2007       2006        2007     2006
                              --------  --------     --------   --------    -------  --------
Accumulation units
   beginning of year           916,976   898,259      431,950    616,611    115,689   208,061
Accumulation units issued
   and transferred from
   other funding options        44,228   278,481        1,827     12,517      1,349   102,414
Accumulation units
   redeemed and
   transferred to
   other funding options      (212,734) (259,764)    (195,379)  (197,178)   (52,013) (194,786)
                              --------  --------     --------   --------    -------  --------
Accumulation
   units end of year           748,470   916,976      238,398    431,950     65,025   115,689
                              ========  ========     ========   ========    =======  ========

                           DWSII INTERNATIONAL SELECT
                                     EQUITY            DWSII JANUS GROWTH & INCOME   DWSII LARGE CAP VALUE
                                   SUBACCOUNT                  SUBACCOUNT                 SUBACCOUNT
                                    (CLASS B)                   (CLASS B)                  (CLASS B)
                           --------------------------  ---------------------------  ---------------------
                                 2007      2006               2007     2006             2007      2006
                               --------  -------            -------  --------         --------  -------
Accumulation units
   beginning of year            190,566  200,877            159,276   284,326          363,758  426,052
Accumulation units issued
   and transferred from
   other funding options         72,512   50,481              2,462    13,487              920   17,411
Accumulation units
   redeemed and
   transferred to
   other funding options       (112,857) (60,792)            (6,914) (138,537)        (141,566) (79,705)
                               --------  -------            -------  --------         --------  -------
Accumulation
   units end of year            150,221  190,566            154,824   159,276          223,112  363,758
                               ========  =======            =======  ========         ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                           DWSII GOVERNMENT & AGENCY
                                   SECURITIES         DWSII GROWTH ALLOCATION  DWSII HIGH INCOME
                                   SUBACCOUNT                SUBACCOUNT            SUBACCOUNT
                                   (CLASS B)                 (CLASS B)              (CLASS B)
                           -------------------------  -----------------------  ------------------
                                 2007     2006             2007     2006         2007      2006
                               -------  -------          -------  --------     --------  --------
Accumulation units
   beginning of year           319,751  409,089          173,167   276,739      591,888   785,622
Accumulation units issued
   and transferred from
   other funding options         3,826    9,605               13     4,211       30,077   303,735
Accumulation units
   redeemed and
   transferred to
   other funding options       (37,655) (98,943)         (82,781) (107,783)    (302,476) (497,469)
                               -------  -------          -------  --------     --------  --------
Accumulation
   units end of year           285,922  319,751           90,399   173,167      319,489   591,888
                               =======  =======          =======  ========     ========  ========

                           DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION    DWSII MONEY MARKET
                                 SUBACCOUNT              SUBACCOUNT               SUBACCOUNT
                                 (CLASS B)               (CLASS B)                (CLASS B)
                           --------------------  -------------------------  ----------------------
                               2007    2006             2007     2006          2007        2006
                              ------  ------          -------  -------      ----------  ----------
Accumulation units
   beginning of year           9,318  10,995          444,044  460,824      11,605,961  12,261,474
Accumulation units issued
   and transferred from
   other funding options          --     399           38,955    5,891         411,593     997,664
Accumulation units
   redeemed and
   transferred to
   other funding options      (6,889) (2,076)          (6,823) (22,671)       (332,868) (1,653,177)
                              ------  ------          -------  -------      ----------  ----------
Accumulation
   units end of year           2,429   9,318          476,176  444,044      11,684,686  11,605,961
                              ======  ======          =======  =======      ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           DWSII SMALL CAP GROWTH  DWSII TECHNOLOGY  DWSII TURNER MID CAP GROWTH
                                 SUBACCOUNT           SUBACCOUNT             SUBACCOUNT
                                 (CLASS B)             (CLASS B)              (CLASS B)
                           ----------------------  ----------------  ---------------------------
                                2007      2006      2007      2006         2007         2006
                              -------   -------    -------  -------      --------    --------
Accumulation units
   beginning of year          140,177   184,441    210,299  176,912       174,774     288,262
Accumulation units issued
   and transferred from
   other funding options        3,972     6,540     73,377   38,461        80,200      17,139
Accumulation units
   redeemed and
   transferred to
   other funding options      (29,450)  (50,804)   (83,443)  (5,074)     (157,179)   (130,627)
                              -------   -------    -------  -------      --------    --------
Accumulation
   units end of year          114,699   140,177    200,233  210,299        97,795     174,774
                              =======   =======    =======  =======      ========    ========

                                                 FTVIPT FRANKLIN INCOME  FTVIPT FRANKLIN SMALL-MID CAP
                           FIDELITY VIP MID CAP        SECURITIES             GROWTH SECURITIES
                                SUBACCOUNT             SUBACCOUNT                  SUBACCOUNT
                            (SERVICE CLASS 2)           (CLASS 2)                  (CLASS 2)
                           --------------------  ----------------------  -----------------------------
                             2007        2006      2007          2006          2007         2006
                           --------    --------  --------       -------      --------     --------
Accumulation units
   beginning of year        776,376     994,481   216,892       235,137       359,718      751,102
Accumulation units issued
   and transferred from
   other funding options     60,985     199,304     3,526        11,733        29,480       51,854
Accumulation units
   redeemed and
   transferred to
   other funding options   (255,734)   (417,409) (120,747)      (29,978)     (165,524)    (443,238)
                           --------    --------  --------       -------      --------     --------
Accumulation
   units end of year        581,627     776,376    99,671       216,892       223,674      359,718
                           ========    ========  ========       =======      ========     ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                                                                             FIDELITY VIP DYNAMIC CAPITAL
                           FIDELITY VIP CONTRAFUND  FIDELITY VIP CONTRAFUND          APPRECIATION
                                 SUBACCOUNT               SUBACCOUNT                  SUBACCOUNT
                              (SERVICE CLASS 2)         (SERVICE CLASS)            (SERVICE CLASS 2)
                           -----------------------  -----------------------  ----------------------------
                               2007       2006          2007        2006            2007      2006
                             --------   --------      --------    --------         ------   --------
Accumulation units
   beginning of year          674,670    755,015       357,376     391,154         37,712    129,181
Accumulation units issued
   and transferred from
   other funding options       84,009    109,711        15,357      75,604          5,648     23,750
Accumulation units
   redeemed and
   transferred to
   other funding options     (219,952)  (190,056)     (149,721)   (109,382)        (8,903)  (115,219)
                             --------   --------      --------    --------         ------   --------
Accumulation
   units end of year          538,727    674,670       223,012     357,376         34,457     37,712
                             ========   ========      ========    ========         ======   ========

                           FTVIPT TEMPLETON DEVELOPING  FTVIPT TEMPLETON FOREIGN
                               MARKETS SECURITIES             SECURITIES          JANUS ASPEN GLOBAL LIFE SCIENCES
                                    SUBACCOUNT                 SUBACCOUNT                     SUBACCOUNT
                                    (CLASS 2)                  (CLASS 2)                   (SERVICE SHARES)
                           ---------------------------  ------------------------  ------------------------ -------
                                  2007      2006             2007       2006             2007            2006
                                -------   --------         --------  ---------          ------         -------
Accumulation units
   beginning of year            479,379    583,066          970,461  1,328,480          17,286          41,927
Accumulation units issued
   and transferred from
   other funding options         13,781     82,281           37,966    136,029              --           2,933
Accumulation units
   redeemed and
   transferred to
   other funding options        (98,306)  (185,968)        (339,227)  (494,048)         (4,231)        (27,574)
                                -------   --------         --------  ---------          ------         -------
Accumulation
   units end of year            394,854    479,379          669,200    970,461          13,055          17,286
                                =======   ========         ========  =========          ======         =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           JANUS ASPEN GLOBAL TECHNOLOGY  JANUS ASPEN MID CAP GROWTH  JANUS ASPEN WORLDWIDE GROWTH
                                     SUBACCOUNT                   SUBACCOUNT                   SUBACCOUNT
                                  (SERVICE SHARES)             (SERVICE SHARES)             (SERVICE SHARES)
                           -----------------------------  --------------------------  ----------------------------
                                   2007      2006               2007      2006               2007      2006
                                  ------   -------            -------   -------            -------   -------
Accumulation units
   beginning of year              27,595    38,380             93,726   103,670             32,008    38,999
Accumulation units issued
   and transferred from
   other funding options           2,613     3,238              4,765        --                 --    10,795
Accumulation units
   redeemed and
   transferred to
   other funding options          (3,785)  (14,023)           (11,928)   (9,944)           (13,229)  (17,786)
                                  ------   -------            -------   -------            -------   -------
Accumulation
   units end of year              26,423    27,595             86,563    93,726             18,779    32,008
                                  ======   =======            =======   =======            =======   =======

                           LMPVET APPRECIATION
                                SUBACCOUNT           LMPVET CAPITAL       LMPVET DIVIDEND STRATEGY
                                (CLASS II)             SUBACCOUNT                SUBACCOUNT
                           -------------------  -----------------------   ------------------------
                             2007 (b)   2006       2007         2006           2007      2006
                             --------   ----    ----------   ----------      -------   -------
Accumulation units
   beginning of year               --     --     4,664,203    5,746,944       96,758   133,366
Accumulation units issued
   and transferred from
   other funding options      569,480     --        53,051       61,059           --    18,520
Accumulation units
   redeemed and
   transferred to
   other funding options     (146,689)    --    (1,618,711)  (1,143,800)     (51,777)  (55,128)
                             --------    ---    ----------   ----------      -------   -------
Accumulation
   units end of year          422,791     --     3,098,543    4,664,203       44,981    96,758
                             ========    ===    ==========   ==========      =======   =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                           LMPIS PREMIER SELECTIONS ALL  LMPVET AGGRESSIVE GROWTH  LMPVET APPRECIATION
                                    CAP GROWTH                  SUBACCOUNT             SUBACCOUNT
                                    SUBACCOUNT                  (CLASS I)               (CLASS I)
                           ----------------------------  ------------------------  --------------------
                                 2007 (a)   2006             2007        2006        2007       2006
                                 --------  ------         ---------   ---------    --------   --------
Accumulation units
   beginning of year               6,174    8,567         1,005,069   1,364,862     591,920    716,851
Accumulation units issued
   and transferred from
   other funding options              --    2,616           217,299      95,511     158,524         23
Accumulation units
   redeemed and
   transferred to
   other funding options          (6,174)  (5,009)         (283,500)   (455,304)   (267,780)  (124,954)
                                  -------  ------         ---------   ---------    --------   --------
Accumulation
   units end of year                  --    6,174           938,868   1,005,069     482,664    591,920
                                  =======  ======         =========   =========    ========   ========

                            LMPVET EQUITY INDEX   LMPVET FUNDAMENTAL VALUE
                                SUBACCOUNT               SUBACCOUNT         LMPVET GLOBAL EQUITY
                                (CLASS II)                (CLASS I)               SUBACCOUNT
                           --------------------   ------------------------  --------------------
                             2007        2006         2007       2006          2007      2006
                           --------   ---------     --------   --------      -------   -------
Accumulation units
   beginning of year        796,407   1,106,831      704,529    777,756      337,611   430,742
Accumulation units issued
   and transferred from
   other funding options      7,759      16,795      198,940     31,950           --     4,484
Accumulation units
   redeemed and
   transferred to
   other funding options   (172,423)   (327,219)    (194,422)  (105,177)     (36,018)  (97,615)
                           --------   ---------     --------   --------      -------   -------
Accumulation
   units end of year        631,743     796,407      709,047    704,529      301,593   337,611
                           ========   =========     ========   ========      =======   =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           LMPVET INVESTORS  LMPVET LARGE CAP GROWTH  LMPVET MID CAP CORE
                              SUBACCOUNT            SUBACCOUNT             SUBACCOUNT
                               (CLASS I)             (CLASS I)             (CLASS I)
                           ----------------  -----------------------  -------------------
                             2007     2006        2007      2006          2007     2006
                           -------  -------     --------  --------      -------  -------
Accumulation units
   beginning of year       193,306  211,528      222,329   390,900      263,477  184,042
Accumulation units issued
   and transferred from
   other funding options     5,197    2,025      106,588        --          241  103,941
Accumulation units
   redeemed and
   transferred to
   other funding options   (33,956) (20,247)    (104,101) (168,571)     (62,384) (24,506)
                           -------  -------     --------  --------      -------  -------
Accumulation
   units end of year       164,547  193,306      224,816   222,329      201,334  263,477
                           =======  =======     ========  ========      =======  =======

                           LMPVPII GROWTH AND INCOME  LMPVPV SMALL CAP GROWTH  LMPVPI LARGE CAP GROWTH
                                   SUBACCOUNT              OPPORTUNITIES             SUBACCOUNT
                                   (CLASS I)                 SUBACCOUNT               (CLASS I)
                           -------------------------  -----------------------  -----------------------
                               2007 (a)   2006           2007 (a)    2006         2007 (a)    2006
                               --------  -------         --------  -------        --------  -------
Accumulation units
   beginning of year            150,112  205,083          126,751   82,520         107,758  131,305
Accumulation units issued
   and transferred from
   other funding options          5,417   14,080               --   52,205             475    2,989
Accumulation units
   redeemed and
   transferred to
   other funding options       (155,529) (69,051)        (126,751)  (7,974)       (108,233) (26,536)
                               --------  -------         --------  -------        --------  -------
Accumulation
   units end of year                 --  150,112               --  126,751              --  107,758
                               ========  =======         ========  =======        ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                            LMPVET MULTIPLE DISCIPLINE  LMPVET SMALL CAP GROWTH    LMPVPI ALL CAP
                           SUBACCOUNT-LARGE CAP GROWTH         SUBACCOUNT            SUBACCOUNT
                                     AND VALUE                 (CLASS I)             (CLASS I)
                           ---------------------------  -----------------------  -----------------
                                2007 (c)    2006             2007     2006       2007 (a)    2006
                                --------  -------          -------  -------      --------  -------
Accumulation units
   beginning of year             632,083  716,714          298,509  336,377       197,086  227,000
Accumulation units issued
   and transferred from
   other funding options              --       --          124,173   18,585         2,750    5,621
Accumulation units
   redeemed and
   transferred to
   other funding options        (632,083) (84,631)         (94,688) (56,453)     (199,836) (35,535)
                                --------  -------          -------  -------      --------  -------
Accumulation
   units end of year                  --  632,083          327,994  298,509            --  197,086
                                ========  =======          =======  =======      ========  =======

                           LMPVPII AGGRESSIVE GROWTH  LMPVET CAPITAL AND INCOME
                                   SUBACCOUNT                 SUBACCOUNT         LMPVIT ADJUSTABLE RATE INCOME
                                    (CLASS I)                 (CLASS II)                   SUBACCOUNT
                           -------------------------  -------------------------  -----------------------------
                               2007 (a)    2006             2007      2006               2007     2006
                               --------  -------         ---------  ---------          -------  --------
Accumulation units
   beginning of year            198,297  222,673         2,506,746  2,987,359          347,995   567,786
Accumulation units issued
   and transferred from
   other funding options         16,484   22,666            60,186         --            1,278    26,342
Accumulation units
   redeemed and
   transferred to
   other funding options       (214,781) (47,042)         (232,293)  (480,613)         (72,246) (246,133)
                               --------  -------         ---------  ---------          -------  --------
Accumulation
   units end of year                 --  198,297         2,334,639  2,506,746          277,027   347,995
                               ========  =======         =========   ========          =======  ========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006


                           LMPVIT DIVERSIFIED STRATEGIC
                                      INCOME              LMPVIT HIGH INCOME    LMPVIT MONEY MARKET
                                    SUBACCOUNT                SUBACCOUNT             SUBACCOUNT
                           ----------------------------  --------------------  ---------------------
                                   2007     2006            2007       2006       2007       2006
                                 -------  -------        ---------  ---------  ---------  ----------
Accumulation units
   beginning of year             321,998  378,508        1,265,505  1,375,434  1,191,496   1,595,621
Accumulation units issued
   and transferred from
   other funding options              --       --           60,826     17,918    754,624   1,082,020
Accumulation units
   redeemed and
   transferred to
   other funding options         (71,277) (56,510)        (510,318)  (127,847)  (377,050) (1,486,145)
                                 -------  -------        ---------  ---------  ---------  ----------
Accumulation
   units end of year             250,721  321,998          816,013  1,265,505  1,569,070   1,191,496
                                 =======  =======        =========  =========  =========  ==========

                                                       MIST BLACKROCK      MIST BLACKROCK
                           MIST BLACKROCK HIGH YIELD   LARGE-CAP CORE      LARGE-CAP CORE
                                   SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                   (CLASS A)             (CLASS E)           (CLASS A)
                           -------------------------  ---------------  ---------------------
                                 2007      2006        2007 (d)  2006   2007 (a)      2006
                               --------  -------      ---------  ----  ----------  ---------
Accumulation units
   beginning of year            605,546       --             --   --    1,865,338         --
Accumulation units issued
   and transferred from
   other funding options        241,117  640,885      1,770,531   --        6,871  2,158,204
Accumulation units
   redeemed and
   transferred to
   other funding options       (277,910) (35,339)      (371,624)  --   (1,872,209)  (292,866)
                               --------  -------      ---------   --   ----------  ---------
Accumulation
   units end of year            568,753  605,546      1,398,907   --           --  1,865,338
                               ========  =======      =========   ==   ==========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                                                                                     MIST BATTERYMARCH MID-CAP
                           LORD ABBETT GROWTH AND INCOME  LORD ABBETT MID-CAP VALUE            STOCK
                                    SUBACCOUNT                    SUBACCOUNT                SUBACCOUNT
                                    (CLASS VC)                    (CLASS VC)                 (CLASS A)
                           -----------------------------  -------------------------  -------------------------
                                2007 (a)      2006           2007 (a)      2006             2007     2006
                               ----------  ---------        ----------  ---------         -------  -------
Accumulation units
   beginning of year            1,109,856  1,409,630         2,747,513  3,205,201         155,991       --
Accumulation units issued
   and transferred from
   other funding options           10,759     75,285            18,728    200,792           5,070  175,645
Accumulation units
   redeemed and
   transferred to
   other funding options       (1,120,615)  (375,059)       (2,766,241)  (658,480)        (43,903) (19,654)
                               ----------  ---------        ----------  ---------         -------  -------
Accumulation
   units end of year                   --  1,109,856                --  2,747,513         117,158  155,991
                               ==========  =========        ==========  =========         =======  =======

                                                        MIST HARRIS OAKMARK
                           MIST DREMAN SMALL-CAP VALUE     INTERNATIONAL      MIST JANUS FORTY
                                   SUBACCOUNT               SUBACCOUNT           SUBACCOUNT
                                    (CLASS A)                (CLASS A)           (CLASS A)
                           ---------------------------  -------------------  -----------------
                                  2007    2006             2007      2006      2007      2006
                                 ------  ------          --------  -------   --------  -------
Accumulation units
   beginning of year             13,637      --           404,330       --    528,375       --
Accumulation units issued
   and transferred from
   other funding options         17,101  13,637            72,480  474,476     10,369  579,049
Accumulation units
   redeemed and
   transferred to
   other funding options             (9)     --          (121,687) (70,146)  (192,835) (50,674)
                                 ------  ------          --------  -------   --------  -------
Accumulation
   units end of year             30,729  13,637           355,123  404,330    345,909  528,375
                                 ======  ======          ========  =======   ========  =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR  THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                MIST LEGG MASON PARTNERS  MIST LORD ABBETT BOND
                           MIST LAZARD MID-CAP       MANAGED ASSETS             DEBENTURE
                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                (CLASS B)              (CLASS A)                (CLASS A)
                           -------------------  ------------------------  ---------------------
                           2007 (b)       2006   2007              2006     2007          2006
                           --------       ----  ------            ------  --------      -------
Accumulation units
   beginning of year           --          --   44,616                --   442,538           --
Accumulation units issued
   and transferred from
   other funding options    6,375          --      182            47,376    12,702      495,217
Accumulation units
   redeemed and
   transferred to
   other funding options       (7)         --     (813)           (2,760) (177,957)     (52,679)
                            -----         ---   ------            ------  --------      -------
Accumulation
   units end of year        6,368          --   43,985            44,616   277,283      442,538
                            =====         ===   ======            ======  ========      =======

                           MIST MFS EMERGING  MIST MFS RESEARCH
                             MARKETS EQUITY     INTERNATIONAL     MIST MFS VALUE
                               SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                               (CLASS A)          (CLASS B)          (CLASS A)
                           -----------------  -----------------  -----------------
                           2007 (d)     2006  2007 (d)     2006     2007    2006
                           --------     ----  --------     ----  --------  -------
Accumulation units
   beginning of year            --       --        --       --    256,379       --
Accumulation units issued
   and transferred from
   other funding options   111,747       --    98,436       --    105,136  315,593
Accumulation units
   redeemed and
   transferred to
   other funding options   (35,922)      --    (7,531)      --   (167,672) (59,214)
                           -------      ---    ------      ---   --------  -------
Accumulation
   units end of year        75,825       --    90,905       --    193,843  256,379
                           =======      ===    ======      ===   ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                           MIST LORD ABBETT GROWTH AND  MIST LORD ABBETT MID-CAP  MIST MET/AIM CAPITAL
                                      INCOME                      VALUE               APPRECIATION
                                    SUBACCOUNT                 SUBACCOUNT              SUBACCOUNT
                                    (CLASS B)                   (CLASS B)              (CLASS A)
                           ---------------------------  ------------------------  --------------------
                              2007             2006      2007 (d)          2006     2007         2006
                           ----------       ----------  ---------         ------  --------     -------
Accumulation units
   beginning of year        3,771,256               --     44,351             --   271,576          --
Accumulation units issued
   and transferred from
   other funding options    1,650,536        4,784,461  4,327,217         45,508     9,146     277,248
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,225,631)      (1,013,205)  (882,793)        (1,157) (128,601)     (5,672)
                           ----------       ----------  ---------         ------  --------     -------
Accumulation
   units end of year        4,196,161        3,771,256  3,488,775         44,351   152,121     271,576
                           ==========       ==========  =========         ======  ========     =======

                              MIST NEUBERGER            MIST PIMCO
                            BERMAN REAL ESTATE   INFLATION PROTECTED BOND  MIST PIONEER FUND
                                SUBACCOUNT              SUBACCOUNT            SUBACCOUNT
                                 (CLASS A)               (CLASS A)             (CLASS A)
                           --------------------  ------------------------  -----------------
                             2007        2006     2007 (b)           2006   2007      2006
                           ---------  ---------  ---------           ----  -------   -------
Accumulation units
   beginning of year       1,180,525         --         --            --   186,405        --
Accumulation units issued
   and transferred from
   other funding options      62,967  1,419,438  1,567,071            --     6,579   190,553
Accumulation units
   redeemed and
   transferred to
   other funding options    (327,369)  (238,913)  (210,756)           --   (18,546)   (4,148)
                           ---------  ---------  ---------           ---   -------   -------
Accumulation
   units end of year         916,123  1,180,525  1,356,315            --   174,438   186,405
                           =========  =========  =========           ===   =======   =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                                       MIST THIRD
                             MIST PIONEER       MIST PIONEER        AVENUE SMALL CAP
                            MID-CAP VALUE     STRATEGIC INCOME            VALUE
                              SUBACCOUNT         SUBACCOUNT            SUBACCOUNT
                              (CLASS A)           (CLASS A)             (CLASS B)
                           ---------------  --------------------  --------------------
                           2007 (a)   2006    2007       2006        2007       2006
                           --------  -----  --------  ----------  ---------  ---------
Accumulation units
   beginning of year         6,375      --   557,962          --  1,379,656         --
Accumulation units issued
   and transferred from
   other funding options        --   6,375   275,526   5,669,362  1,249,103  1,620,233
Accumulation units
   redeemed and
   transferred to
   other funding options    (6,375)     --  (311,084) (5,111,400)  (911,814)  (240,577)
                            -------  -----  --------  ----------  ---------  ---------
Accumulation
   units end of year            --   6,375   522,404     557,962  1,716,945  1,379,656
                            =======  =====  ========  ==========  =========  =========

                                                   MSF CAPITAL
                               MSF BLACKROCK      GUARDIAN U.S.
                               MONEY MARKET           EQUITY       MSF FI LARGE CAP
                                SUBACCOUNT          SUBACCOUNT        SUBACCOUNT
                                 (CLASS A)          (CLASS A)         (CLASS A)
                           --------------------  ---------------  -----------------
                              2007       2006      2007    2006     2007      2006
                           ----------  --------  -------  ------  --------  -------
Accumulation units
   beginning of year          275,416        --   41,090      --   422,181       --
Accumulation units issued
   and transferred from
   other funding options    2,075,243   922,772       --  41,092     6,164  439,710
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,789,215) (647,356) (39,302)     (2) (125,128) (17,529)
                           ----------  --------  -------  ------  --------  -------
Accumulation
   units end of year          561,444   275,416    1,788  41,090   303,217  422,181
                           ==========  ========  =======  ======  ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                             MSF BLACKROCK
                              AGGRESSIVE        MSF BLACKROCK      MSF BLACKROCK
                                GROWTH           BOND INCOME        BOND INCOME
                              SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                               (CLASS D)          (CLASS A)          (CLASS E)
                           ----------------  ------------------  -----------------
                             2007     2006     2007      2006      2007     2006
                           -------  -------  --------  --------  -------  --------
Accumulation units
   beginning of year       384,242       --   829,950        --  526,471        --
Accumulation units issued
   and transferred from
   other funding options     5,580  425,397    49,946   942,099       --   674,845
Accumulation units
   redeemed and
   transferred to
   other funding options   (17,025) (41,155) (189,560) (112,149) (94,368) (148,374)
                           -------  -------  --------  --------  -------  --------
Accumulation
   units end of year       372,797  384,242   690,336   829,950  432,103   526,471
                           =======  =======  ========  ========  =======  ========

                                                  MSF METLIFE       MSF METLIFE
                                   MSF             AGGRESSIVE      CONSERVATIVE
                             FI VALUE LEADERS      ALLOCATION       ALLOCATION
                                SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                 (CLASS D)         (CLASS B)         (CLASS B)
                           -------------------  ---------------  ----------------
                             2007       2006      2007    2006     2007     2006
                           --------  ---------  -------  ------  -------  -------
Accumulation units
   beginning of year        901,956         --   43,001      --  102,260       --
Accumulation units issued
   and transferred from
   other funding options     51,121  1,063,125   73,742  43,678   86,615  102,290
Accumulation units
   redeemed and
   transferred to
   other funding options   (295,354)  (161,169) (24,707)   (677) (36,362)     (30)
                           --------  ---------  -------  ------  -------  -------
Accumulation
   units end of year        657,723    901,956   92,036  43,001  152,513  102,260
                           ========  =========  =======  ======  =======  =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               MSF METLIFE            MSF METLIFE          MSF METLIFE
                             CONSERVATIVE TO            MODERATE            MODERATE TO
                           MODERATE ALLOCATION        ALLOCATION      AGGRESSIVE ALLOCATION
                               SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                               (CLASS B)               (CLASS B)            (CLASS B)
                           -------------------  --------------------  ---------------------
                             2007       2006       2007       2006       2007      2006
                           --------  ---------  ---------  ---------  ---------  ----------
Accumulation units
   beginning of year        172,933        --    370,033         --         --          --
Accumulation units issued
   and transferred from
   other funding options         --   181,605    157,029    399,407     15,778      15,267
Accumulation units
   redeemed and
   transferred to
   other funding options    (36,397)   (8,672)   (54,370)   (29,374)       (28)    (15,267)
                            -------   -------    -------    -------     ------     -------
Accumulation
   units end of year        136,536   172,933    472,692    370,033     15,750          --
                            =======   =======    =======    =======     ======     =======

                              MSF T. ROWE         MSF WESTERN         MSF WESTERN
                            PRICE LARGE CAP    ASSET MANAGEMENT     ASSET MANAGEMENT
                                GROWTH          HIGH YIELD BOND      U.S. GOVERNMENT
                              SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                               (CLASS B)           (CLASS A)           (CLASS A)
                           ----------------  ---------------------  ----------------
                             2007     2006    2007 (a)      2006     2007     2006
                           -------  -------  ----------  ---------  -------  -------
Accumulation units
   beginning of year       227,503       --    269,735         --   173,797       --
Accumulation units issued
   and transferred from
   other funding options    54,845  240,867      4,877    380,717    25,438  192,471
Accumulation units
   redeemed and
   transferred to
   other funding options   (63,279) (13,364)  (274,612)  (110,982)  (80,175) (18,674)
                           -------  -------    -------    -------   -------  -------
Accumulation
   units end of year       219,069  227,503         --    269,735   119,060  173,797
                           =======  =======    =======    =======   =======  =======

(a) For the period January 1, 2007 to April 27, 2007.

(b) For the period November 12, 2007 to December 31, 2007.

(c) For the period January 1, 2007 to November 9, 2007.

(d) For the period April 30, 2007 to December 31, 2007.


                                 MSF MFS              MSF MFS            MSF OPPENHEIMER
                              TOTAL RETURN         TOTAL RETURN           GLOBAL EQUITY
                               SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                                (CLASS B)            (CLASS F)              (CLASS B)
                           ------------------  ---------------------  ----------------------
                             2007      2006       2007        2006       2007        2006
                           ---------  -------  ----------  ---------  ----------  ----------
Accumulation units
   beginning of year        263,824        --   4,239,550         --   3,829,684          --
Accumulation units issued
   and transferred from
   other funding options      1,832   292,758      60,937  4,818,102      68,690   4,793,089
Accumulation units
   redeemed and
   transferred to
   other funding options    (76,079)  (28,934)   (809,251)  (578,552) (1,258,169)   (963,405)
                            -------   -------   ---------  ---------   ---------   ---------
Accumulation
   units end of year        189,577   263,824   3,491,236  4,239,550   2,640,205   3,829,684
                            =======   =======   =========  =========   =========   =========

                                 PIMCO VIT                PIMCO VIT             PUTNAM VT
                                REAL RETURN             TOTAL RETURN       INTERNATIONAL EQUITY
                                SUBACCOUNT               SUBACCOUNT             SUBACCOUNT
                           (ADMINISTRATIVE CLASS)  (ADMINISTRATIVE CLASS)       (CLASS IB)
                           ----------------------  ----------------------  --------------------
                             2007 (a)     2006        2007        2006      2007 (a)     2006
                           ----------  ----------  ----------  ----------  ---------  ---------
Accumulation units
   beginning of year        1,404,637   1,774,050   3,873,505   5,098,825    147,419   122,792
Accumulation units issued
   and transferred from
   other funding options       11,224     107,751     394,427     191,384         --    40,736
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,415,861)   (477,164) (1,122,011) (1,416,704)  (147,419)  (16,109)
                            ---------   ---------   ---------   ---------    -------   -------
Accumulation
   units end of year               --   1,404,637   3,145,921   3,873,505         --   147,419
                            =========   =========   =========   =========    =======   =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               PUTNAM VT         VAN KAMPEN LIT      VAN KAMPEN LIT
                            SMALL CAP VALUE         COMSTOCK           ENTERPRISE
                               SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                               (CLASS IB)          (CLASS II)          (CLASS II)
                           -----------------  --------------------  ----------------
                           2007 (a)    2006      2007       2006      2007     2006
                           --------  -------  ---------  ---------  -------  -------
Accumulation units
   beginning of year        484,521  519,826  2,087,617  2,508,542  108,363  108,363
Accumulation units issued
   and transferred from
   other funding options     13,326   42,483     54,426    112,739       --       --
Accumulation units
   redeemed and
   transferred to
   other funding options   (497,847) (77,788)  (674,130)  (533,664) (98,075)      --
                           --------  -------  ---------  ---------  -------  -------
Accumulation
   units end of year             --  484,521  1,467,913  2,087,617   10,288  108,363
                           ========  =======  =========  =========  =======  =======

                             VAN KAMPEN LIT
                            STRATEGIC GROWTH
                               SUBACCOUNT
                               (CLASS I)
                           -----------------
                            2007      2006
                           -------  --------
Accumulation units
   beginning of year        98,106   433,020
Accumulation units issued
   and transferred from
   other funding options        --     5,240
Accumulation units
   redeemed and
   transferred to
   other funding options   (66,299) (340,154)
                           -------  --------
Accumulation
   units end of year        31,807    98,106
                           =======  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

7. SUBSEQUENT EVENT

The Company anticipates merging the Separate Account with and into MetLife of CT Separate Account Eleven for Variable Annuities, which is another separate account of the Company, during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contracts.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

     We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As discussed in Note 1, the Company changed its method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007.

     As discussed in Note 20, the accompanying 2007 consolidated financial statements have been restated.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 26, 2008
(May 14, 2008, as to Note 20 and October 29, 2008, as to Note 21)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2007 AND 2006

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                    2007         2006
                                                               -------------   --------
                                                               (AS RESTATED,
                                                                SEE NOTE 20)
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $46,264 and $48,406,
     respectively)...........................................     $ 45,671     $ 47,846
  Equity securities available-for-sale, at estimated fair
     value (cost: $992 and $777, respectively)...............          952          795
  Mortgage and consumer loans................................        4,404        3,595
  Policy loans...............................................          913          918
  Real estate and real estate joint ventures held-for-
     investment..............................................          541          173
  Real estate held-for-sale..................................           --            7
  Other limited partnership interests........................        1,130        1,082
  Short-term investments.....................................        1,335          777
  Other invested assets......................................        1,445        1,241
                                                                  --------     --------
     Total investments.......................................       56,391       56,434
Cash and cash equivalents....................................        1,774          649
Accrued investment income....................................          637          597
Premiums and other receivables...............................        8,320        8,410
Deferred policy acquisition costs and value of business
  acquired...................................................        4,948        5,111
Current income tax recoverable...............................           72           94
Deferred income tax assets...................................          846        1,007
Goodwill.....................................................          953          953
Other assets.................................................          753          765
Separate account assets......................................       53,867       50,067
                                                                  --------     --------
     Total assets............................................     $128,561     $124,087
                                                                  ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Future policy benefits.....................................     $ 19,576     $ 19,654
  Policyholder account balances..............................       33,815       35,099
  Other policyholder funds...................................        1,777        1,513
  Long-term debt -- affiliated...............................          635          435
  Payables for collateral under securities loaned and other
     transactions............................................       10,471        9,155
  Other liabilities..........................................        1,072          749
  Separate account liabilities...............................       53,867       50,067
                                                                  --------     --------
     Total liabilities.......................................      121,213      116,672
                                                                  --------     --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 12)
STOCKHOLDERS' EQUITY:
Common stock, par value $2.50 per share; 40,000,000 shares
  authorized; 34,595,317 shares issued and outstanding at
  December 31, 2007 and 2006.................................           86           86
Additional paid-in capital...................................        6,719        7,123
Retained earnings............................................          892          520
Accumulated other comprehensive income (loss)................         (349)        (314)
                                                                  --------     --------
     Total stockholders' equity..............................        7,348        7,415
                                                                  --------     --------
     Total liabilities and stockholders' equity..............     $128,561     $124,087
                                                                  ========     ========




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                              2007        2006     2005
                                                         -------------   ------   ------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
REVENUES
Premiums...............................................      $  353      $  308   $  281
Universal life and investment-type product policy
  fees.................................................       1,411       1,268      862
Net investment income..................................       2,893       2,839    1,438
Other revenues.........................................         251         212      132
Net investment gains (losses)..........................        (142)       (521)    (198)
                                                             ------      ------   ------
       Total revenues..................................       4,766       4,106    2,515
                                                             ------      ------   ------
EXPENSES
Policyholder benefits and claims.......................         978         792      570
Interest credited to policyholder account balances.....       1,299       1,316      720
Other expenses.........................................       1,446       1,173      678
                                                             ------      ------   ------
       Total expenses..................................       3,723       3,281    1,968
                                                             ------      ------   ------
Income from continuing operations before provision for
  income tax...........................................       1,043         825      547
Provision for income tax...............................         303         228      156
                                                             ------      ------   ------
Income from continuing operations......................         740         597      391
Income from discontinued operations, net of income
  tax..................................................           4          --       --
                                                             ------      ------   ------
Net income.............................................      $  744      $  597   $  391
                                                             ======      ======   ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                  ACCUMULATED OTHER
                                                                             COMPREHENSIVE INCOME (LOSS)
                                                                            ----------------------------
                                                                                  NET          FOREIGN
                                                    ADDITIONAL                UNREALIZED       CURRENCY
                                           COMMON     PAID-IN    RETAINED     INVESTMENT     TRANSLATION
                                            STOCK     CAPITAL    EARNINGS   GAINS (LOSSES)   ADJUSTMENTS    TOTAL
                                           ------   ----------   --------   --------------   -----------   ------
Balance at January 1, 2005...............    $11      $  471       $ 190         $  30           $--       $  702
MetLife Insurance Company of
  Connecticut's common stock purchased by
  MetLife, Inc. (Notes 2 and 3)..........     75       6,709                                                6,784
Comprehensive income (loss):
  Net income.............................                            391                                      391
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (1)                        (1)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                         (445)                      (445)
     Foreign currency translation
       adjustments, net of income tax....                                                          2            2
                                                                                                           ------
     Other comprehensive income (loss)...                                                                    (444)
                                                                                                           ------
  Comprehensive income (loss)............                                                                     (53)
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2005.............     86       7,180         581          (416)            2        7,433
Revisions of purchase price pushed down
  to MetLife Insurance Company of
  Connecticut's net assets acquired (Note
  2).....................................                 40                                                   40
Dividend paid to MetLife, Inc. ..........               (259)       (658)                                    (917)
Capital contribution of intangible assets
  from MetLife, Inc., net of income tax
  (Notes 8 and 14).......................                162                                                  162
Comprehensive income:
  Net income.............................                            597                                      597
  Other comprehensive income:
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (5)                        (5)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          107                        107
     Foreign currency translation
       adjustments, net of income tax....                                                         (2)          (2)
                                                                                                           ------
     Other comprehensive income..........                                                                     100
                                                                                                           ------
  Comprehensive income...................                                                                     697
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2006.............     86       7,123         520          (314)           --        7,415
Cumulative effect of change in accounting
  principle, net of income tax (Note 1)..                            (86)                                     (86)
                                             ---      ------       -----         -----           ---       ------
Balance at January 1, 2007...............     86       7,123         434          (314)           --        7,329
Dividend paid to MetLife, Inc. ..........               (404)       (286)                                    (690)
Comprehensive income:
  Net income, (As Restated, See Note
     20).................................                            744                                      744
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (2)                        (2)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          (45)                       (45)
     Foreign currency translation
       adjustments, net of income tax,
       (As Restated, See Note 20)........                                                         12           12
                                                                                                           ------
     Other comprehensive income (loss),
       (As Restated, See Note 20)........                                                                     (35)
                                                                                                           ------
  Comprehensive income, (As Restated, See
     Note 20)............................                                                                     709
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2007, (As
  Restated, See Note 20).................    $86      $6,719       $ 892         $(361)          $12       $7,348
                                             ===      ======       =====         =====           ===       ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)


                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..........................................     $    744     $    597   $    391
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization expenses.........           26            6          4
     Amortization of premiums and accretion of
       discounts associated with investments, net...           11           74        112
     Losses from sales of investments and
       businesses, net..............................          145          521        198
     Gain from recapture of ceded reinsurance.......          (22)          --         --
     Undistributed equity earnings of real estate
       joint ventures and other limited partnership
       interests....................................         (121)         (83)       (19)
     Interest credited to policyholder account
       balances.....................................        1,299        1,316        720
     Universal life and investment-type product
       policy fees..................................       (1,411)      (1,268)      (862)
     Change in accrued investment income............          (35)           2        (68)
     Change in premiums and other receivables.......          360         (509)      (415)
     Change in deferred policy acquisition costs,
       net..........................................           61         (234)      (211)
     Change in insurance-related liabilities........           71          234        812
     Change in trading securities...................           --          (43)       103
     Change in income tax payable...................          308          156        298
     Change in other assets.........................          681          586        574
     Change in other liabilities....................          234         (351)      (876)
     Other, net.....................................           --           --          2
                                                         --------     --------   --------
Net cash provided by operating activities...........        2,351        1,004        763
                                                         --------     --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities......................       21,546       27,706     24,008
     Equity securities..............................          146          218        221
     Mortgage and consumer loans....................        1,208        1,034        748
     Real estate and real estate joint ventures.....          155          126         65
     Other limited partnership interests............          465          762        173
  Purchases of:
     Fixed maturity securities......................      (19,365)     (23,840)   (32,850)
     Equity securities..............................         (357)        (109)        --
     Mortgage and consumer loans....................       (2,030)      (2,092)      (500)
     Real estate and real estate joint ventures.....         (458)         (56)       (13)
     Other limited partnership interests............         (515)        (343)      (330)
  Net change in policy loans........................            5           (2)         3
  Net change in short-term investments..............         (558)         991        599
  Net change in other invested assets...............         (175)        (316)       233
  Other, net........................................           16            1          3
                                                         --------     --------   --------
Net cash provided by (used in) investing
  activities........................................     $     83     $  4,080   $ (7,640)
                                                         --------     --------   --------




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 -- (CONTINUED)

                                  (IN MILLIONS)

                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.......................................     $ 11,395     $  8,185   $ 11,230
     Withdrawals....................................      (13,563)     (11,637)   (12,369)
  Net change in payables for collateral under
     securities loaned and other transactions.......        1,316         (582)     7,675
  Net change in short-term debt -- affiliated.......           --           --        (26)
  Long-term debt issued -- affiliated...............          200           --        400
  Dividends on common stock.........................         (690)        (917)        --
  Financing element on certain derivative
     instruments....................................           33          (55)       (49)
  Contribution of MetLife Insurance Company of
     Connecticut from MetLife, Inc. ................           --           --        443
                                                         --------     --------   --------
Net cash (used in) provided by financing
  activities........................................       (1,309)      (5,006)     7,304
                                                         --------     --------   --------
Change in cash and cash equivalents.................        1,125           78        427
Cash and cash equivalents, beginning of year........          649          571        144
                                                         --------     --------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR..............     $  1,774     $    649   $    571
                                                         ========     ========   ========
Supplemental disclosures of cash flow information:
  Net cash paid (received) during the year for:
     Interest.......................................     $     33     $     31   $     18
                                                         ========     ========   ========
     Income tax.....................................     $     (6)    $     81   $     87
                                                         ========     ========   ========
  Non-cash transactions during the year:
     Net assets of MetLife Insurance Company of
       Connecticut acquired by MetLife, Inc. and
       contributed to MetLife Investors USA
       Insurance Company, net of cash received of
       $0, $0 and $443 million......................     $     --     $     --   $  6,341
                                                         ========     ========   ========
     Contribution of equity securities to MetLife
       Foundation...................................     $     12     $     --   $     --
                                                         ========     ========   ========
     Contribution of other intangible assets from
       MetLife, Inc., net of deferred income tax....     $     --     $    162   $     --
                                                         ========     ========   ========
     Contribution of goodwill from MetLife, Inc. ...     $     --     $     29   $     --
                                                         ========     ========   ========




--------

See Note 9 for disclosure regarding the receipt of $901 million under an affiliated reinsurance agreement during the year ended December 31, 2007, which is included in the change in premiums and other receivables in net cash provided by operating activities.

See Note 2 for further discussion of the net assets of MetLife Insurance Company of Connecticut acquired by MetLife, Inc. and contributed to MetLife Investors USA Insurance Company.

          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE 20)

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut, a Connecticut corporation incorporated in 1863, and its subsidiaries, including MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On December 7, 2007, MetLife Life and Annuity Company of Connecticut ("MLAC"), a former subsidiary, was merged with and into MetLife Insurance Company of Connecticut, its parent. The merger had no impact on the Company's consolidated financial statements.

     On October 11, 2006, MetLife transferred MLI-USA to MetLife Insurance Company of Connecticut. See Note 3.

     On July 1, 2005 (the "Acquisition Date"), MetLife Insurance Company of Connecticut became a wholly-owned subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 for further information on the Acquisition.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of
(i) MLI-USA and effective July 1, 2005, MetLife Insurance Company of Connecticut and its subsidiaries (See Notes 2 and 3); (ii) partnerships and joint ventures in which the Company has control; and (iii) variable interest entities ("VIEs") for which the Company is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or partnership's operations.

     During the second quarter of 2007, the nature of the Company's partnership interest in Greenwich Street Investments, LP ("Greenwich") changed such that Greenwich is no longer consolidated and is now accounted for under the equity method of accounting. During the second quarter of 2006, the Company's ownership interest in Tribeca Citigroup Investments, Ltd. ("Tribeca") declined to a position whereby Tribeca is no longer consolidated and is now accounted for under the equity method of accounting. As such, there was no minority interest liability at December 31, 2007. Minority interest related to Greenwich included in other liabilities was $43 million at December 31, 2006.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2007 presentation.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

          (i) the fair value of investments in the absence of quoted market values;

          (ii)   investment impairments;

          (iii)  the recognition of income on certain investments;

          (iv) the application of the consolidation rules to certain investments;

          (v)    the fair value of and accounting for derivatives;

          (vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (vii)  the measurement of goodwill and related impairment, if any;

          (viii) the liability for future policyholder benefits;

          (ix) accounting for income taxes and the valuation of deferred tax assets;

          (x)    accounting for reinsurance transactions; and

          (xi)   the liability for litigation and regulatory matters.

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. The application of purchase accounting requires the use of estimation techniques in determining the fair values of assets acquired and liabilities assumed -- the most significant of which relate to the aforementioned critical estimates. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage and consumer loans, policy loans, real estate, real estate joint ventures and other limited partnerships, short-term investments, and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded as part of net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are obtained from

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     broker-dealer survey values or internal estimates. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 4);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          Securities Lending. Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% of the fair value of the securities loaned. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage and Consumer Loans. Mortgage and consumer loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or the loan's market value if the loan is being sold. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. For its cost method investments, the Company follows an impairment analysis which is similar to the process followed for its fixed maturity and equity securities as described previously. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates fair value.

          Other Invested Assets. Other invested assets consist primarily of stand-alone derivatives with positive fair values.

          Estimates and Uncertainties. The Company's investments are exposed to three primary sources of risk: credit, interest rate and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the recognition of impairments, the recognition of income on certain investments, and the determination of fair values.

          The determination of the amount of allowances and impairments, as applicable, are described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g. loan-backed securities including mortgage-backed and asset-backed securities, certain investment transactions, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and
     (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

          Additionally, when the Company enters into certain real estate joint ventures and other limited partnerships for which the Company may be deemed to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of ARB No. 51, it may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

          The use of different methodologies and assumptions as to the determination of the fair value of investments, the timing and amount of impairments, the recognition of income, or consolidation of investments may have a material effect on the amounts presented within the consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. The determination of fair value, when quoted market values are not available, is based on valuation methodologies and assumptions deemed appropriate under the circumstances. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. Such assumptions include estimates of volatility, interest rates, foreign currency exchange rates, other financial indices and credit ratings. Essential to the analysis of the fair value is risk of counterparty default. The use of different assumptions may have a material effect on the estimated derivative fair value amounts, as well as the amount of reported net income.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the fair value of the derivative are generally reported in net investment gains (losses). The fluctuations in fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholders' equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at fair value in the consolidated financial statements and that their related changes in fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The net book value of property, equipment and leasehold improvements was less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $72 million and $52 million at December 31, 2007 and 2006, respectively. Accumulated amortization of capitalized software was $11 million and $3 million at December 31, 2007 and 2006, respectively. Related amortization expense was $11 million, $3 million and $1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issue expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums or gross profits, depending on the type of contract as described below.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The Company amortizes DAC and VOBA related to non-participating traditional contracts (term insurance and non-participating whole life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements", effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

  Goodwill

     Goodwill is the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, goodwill within Corporate & Other is allocated to reporting units within the Company's business segments. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values of the reporting units are determined using a market multiple or a discounted cash flow model. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for future policy benefit liabilities on non-participating traditional life insurance range from 3% to 8%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 4% to 11%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 4% to 7%.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 6%.

     Liabilities for unpaid claims and claim expenses for the Company's workers' compensation business are included in future policyholder benefits and are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, reduced for anticipated subrogation. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary guarantees relating to certain life policies as follows:

     - Annuity guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder.

     Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is also an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - For both GMWB and GMAB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     The fair values of the GMWB and GMAB riders are calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs and GMABs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits (at inception). The changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees. These riders may be more costly than expected in volatile or declining markets, causing an increase in liabilities for future policy benefits, negatively affecting net income.

     The Company issues both GMWBs and GMABs directly and assumes risk relating to GMWBs and GMABs issued by an affiliate through a financing agreement. Some of the risks associated with GMWBs and GMABs directly written and assumed were transferred to a different affiliate through another financing agreement and are included in premiums and other receivables.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to:
(i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1% to 13%, less expenses, mortality charges, and withdrawals; and (iii) fair value purchase accounting adjustments relating to the Acquisition.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims, and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care ("LTC") claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments. Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums related to workers' compensation contracts are recognized as revenue on a pro rata basis over the applicable contract term.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

  Other Revenues

     Other revenues include advisory fees, broker-dealer commissions and fees, and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Income Taxes

     MetLife Insurance Company of Connecticut files a consolidated U.S. federal income tax return with its includable subsidiaries in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Prior to the transfer of MLI-USA to MetLife Insurance Company of Connecticut, MLI-USA joined MetLife's includable subsidiaries in filing a federal income tax return. MLI-USA joined MetLife Insurance Company of Connecticut's includable subsidiaries as of October 11, 2006.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     In connection with the Acquisition, for U.S. federal income tax purposes, an election in 2005 under Internal Revenue Code Section 338 was made by the Company's parent, MetLife. As a result of this election, the tax basis in the acquired assets and liabilities was adjusted as of the Acquisition Date and the related deferred tax asset established for the taxable difference from the book basis.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

     (i) future taxable income exclusive of reversing temporary differences and carryforwards;

     (ii)  future reversals of existing taxable temporary differences;

     (iii) taxable income in prior carryback years; and

     (iv)  tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 11) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements", the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance for its life insurance products.

     For each of its reinsurance contracts, the Company determines if the contract provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the contract. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance contracts are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Amounts currently recoverable under reinsurance contracts are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance contracts with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance contract.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance contracts and are net of reinsurance ceded.

     If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Amounts received from reinsurers for policy administration are reported in other revenues.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses.

  Employee Benefit Plans

     Eligible employees, sales representatives and retirees of the Company are provided pension, postretirement and postemployment benefits under plans sponsored and administered by Metropolitan Life Insurance Company ("MLIC"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The functional currencies of foreign operations are the currencies in which these operations principally do business, typically local currencies, unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to legal actions and is involved in regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain matters, or the use of different assumptions in the determination of amounts recorded, could have a material adverse effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. See also Note 11.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards ("SFAS") No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants ("AICPA") issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed.

     The adoption of SOP 05-1 and the related TPAs resulted in a reduction to DAC and VOBA on January 1, 2007 and an acceleration of the amortization period relating primarily to the Company's group life and non-medical health insurance contracts that contain certain rate reset provisions. Prior to the adoption of SOP 05-1, DAC on such contracts was amortized over the expected renewable life of the contract. Upon adoption of SOP 05-1, DAC on such contracts is to be amortized over the rate reset period. The impact as of January 1, 2007 was a cumulative effect adjustment of $86 million, net of income tax of $46 million, which was recorded as a reduction to retained earnings.

  Derivative Financial Instruments

     The Company has adopted guidance relating to derivative financial instruments as follows:

     - Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging ("SFAS 133") and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

       (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

       (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

       (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

       (iv) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's consolidated financial statements.

     - Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


       through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives:
       Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's consolidated financial statements.

  Other

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's consolidated financial statements.

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. For all other limited partnerships, EITF 04-5 required adoption by January 1, 2006 through a cumulative effect of a change in accounting principle recorded in opening equity or applied retrospectively by adjusting prior period financial statements. The adoption of the provisions of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FASB Staff Position ("FSP") No. FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2").

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event outside the control of the transferor. The adoption of FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FSP Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Effective January 1, 2008, the Company adopted SFAS 157 and applied the provisions of the statement prospectively to assets and liabilities measured and disclosed at fair value. In addition to new disclosure requirements, the adoption of SFAS 157 changes the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as well as changing the valuation of embedded derivatives associated with annuity contracts. The change in valuation of embedded derivatives associated with annuity contracts results from the incorporation of risk margins and the Company's own credit standing in their valuation. As a result of the adoption of SFAS 157 on January 1, 2008, the Company expects such changes to result in a gain in the range of $30 million to $50 million, net of income tax, in the Company's consolidated statement of income.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option is generally applied on an instrument-by-instrument basis and is generally an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments. Accordingly, there was no impact on the Company's retained earnings or equity as of January 1, 2008.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     In June 2007, the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies ("SOP 07-1"). Upon adoption of SOP 07-1, the Company must also adopt the provisions of FASB Staff Position FSP No. FIN 46(r)-7, Application of FASB Interpretation No. 46 to Investment Companies ("FSP FIN 46(r)-7"), which permanently exempts investment companies from applying the provisions of FIN No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51, and its December 2003 revision ("FIN 46(r)") to investments carried at fair value. SOP 07-1 provides guidance for determining whether an entity falls within the scope of the AICPA Audit and Accounting Guide Investment Companies and whether investment company accounting should be retained by a parent company upon consolidation of an investment company subsidiary or by an equity method investor in an investment company. In certain circumstances, SOP 07-1 precludes retention of specialized accounting for investment companies (i.e., fair value accounting), when similar direct investments exist in the consolidated group and are measured on a basis inconsistent with that applied to investment companies. Additionally, SOP 07-1 precludes retention of specialized accounting for investment companies if the reporting entity does not distinguish through documented policies the nature and type of investments to be held in the investment companies from those made in the consolidated group where other accounting guidance is being applied. In February 2008, the FASB issued FSP No. SOP 7-1-1, Effective Date of AICPA Statement of Position 07-1, which delays indefinitely the effective date of SOP 07-1. The Company is closely monitoring further FASB developments.

     In May 2007, the FASB issued FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FIN No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. FSP 39-1 applies to fiscal years beginning after November 15, 2007. FSP 39-1 will be applied retrospectively, unless it is impracticable to do so. Upon adoption of FSP 39-1, the Company is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 will not have an impact on the Company's financial statements.

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160") which are effective for fiscal years beginning after December 15, 2008. Under SFAS 141(r) and SFAS 160:

     - All business combinations (whether full, partial, or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company is currently evaluating the impact of SFAS 141(r) on its accounting for future acquisitions and the impact of SFAS 160 on its consolidated financial statements.

  Other

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of FSP 140-3 on its consolidated financial statements.

     In January 2008, the FASB cleared SFAS 133 Implementation Issue E23, Clarification of the Application of the Shortcut Method ("Issue E23"). Issue E23 amends SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception, as long as the difference between the transaction price (zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities would not be precluded from assuming no ineffectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. Issue E23 is effective for hedging relationships designated on or after January 1, 2008. The Company does not expect the adoption of Issue E23 to have a material impact on its consolidated financial statements.

     In December 2007, the FASB ratified as final the consensus on EITF Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6"). EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. The consensus concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. EITF 07-6 applies prospectively to new arrangements entered into and assessments on existing transactions performed in fiscal years beginning after December 15, 2008. The Company does not expect the adoption of EITF 07-6 to have a material impact on its consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

2. ACQUISITION OF METLIFE INSURANCE COMPANY OF CONNECTICUT BY METLIFE, INC. FROM CITIGROUP INC.

     On the Acquisition Date, MetLife Insurance Company of Connecticut became a subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup's international insurance businesses, excluding Primerica, were acquired by MetLife from Citigroup for $12.1 billion. Prior to the Acquisition, MetLife Insurance Company of Connecticut was a subsidiary of Citigroup Insurance Holding Company ("CIHC"). Primerica was distributed via dividend from MetLife Insurance Company of Connecticut to CIHC on June 30, 2005 in contemplation of the Acquisition.

     The total consideration paid by MetLife for the purchase consisted of $11.0 billion in cash and 22,436,617 shares of MetLife's common stock with a market value of $1.0 billion to Citigroup and $100 million in other transaction costs.

     In accordance with FASB SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, the Acquisition was accounted for by MetLife using the purchase method of accounting, which requires that the assets and liabilities of MetLife Insurance Company of Connecticut be identified and measured at their fair value as of the acquisition date. As of July 1, 2005 the net fair value of assets acquired and liabilities assumed totaled $5.9 billion, resulting in goodwill of $885 million. Further information on goodwill is described in Note 7. See Note 6 for the VOBA acquired as part of the acquisition and Note 8 for the value of distribution agreements ("VODA") and the value of customer relationships acquired ("VOCRA").

3.  CONTRIBUTION OF METLIFE INSURANCE COMPANY OF CONNECTICUT FROM METLIFE, INC.

     On October 11, 2006, MetLife Insurance Company of Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a transfer agreement ("Transfer Agreement"), pursuant to which MetLife Insurance Company of Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Insurance Company of Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the then issued and outstanding shares of MetLife Insurance Company of Connecticut. MetLife Insurance Company of Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Insurance Company of Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     In connection with the Transfer Agreement on October 11, 2006, MLIG transferred to MetLife Insurance Company of Connecticut certain assets and liabilities, including goodwill, VOBA and deferred income tax liabilities, which remain outstanding from MetLife's acquisition of MLIG on October 30, 1997. The assets and liabilities have been included in the financial data of the Company for all periods presented.

     The transfer of MLI-USA to MetLife Insurance Company of Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Insurance Company of Connecticut. Accordingly, all financial data included in these financial statement periods prior to July 1, 2005 is that of MLI-USA. For periods subsequent to July 1, 2005, MetLife Insurance Company of Connecticut has been combined with MLI-USA in a manner similar to a pooling of interests.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The equity of MetLife Insurance Company of Connecticut has been adjusted to reflect the return of the MetLife Insurance Company of Connecticut common stock by MetLife in connection with the transfer of MLI-USA to MetLife Insurance Company of Connecticut as follows:

                                                                      ACCUMULATED
                                                                         OTHER
                                                                     COMPREHENSIVE
                                                                        INCOME
                                                                   ----------------
                                           ADDITIONAL               NET UNREALIZED
                                  COMMON     PAID-IN    RETAINED   INVESTMENT GAINS
                                   STOCK     CAPITAL    EARNINGS       (LOSSES)        TOTAL
                                  ------   ----------   --------   ----------------   ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife in the
  Acquisition on July 1, 2005...   $100      $6,684        $--            $--         $6,784
Return of MetLife Insurance
  Company of Connecticut's
  common stock from MetLife.....    (25)(1)      25         --             --             --
                                   ----      ------        ---            ---         ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife on July
  1, 2005, as adjusted..........   $ 75      $6,709        $--            $--         $6,784
                                   ====      ======        ===            ===         ======



--------

   (1) Represents the return of 10,000,000 shares of MetLife Insurance Company of Connecticut's common stock, at $2.50 par value, by MetLife to MetLife Insurance Company of Connecticut in anticipation of the transfer of MLI-USA to MetLife Insurance Company of Connecticut, for a total adjustment of $25 million.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

4.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturity and equity securities, the percentage that each sector represents by the total fixed maturity securities holdings and by the total equity securities holdings at:

                                                         DECEMBER 31, 2007
                                          ----------------------------------------------
                                                          GROSS
                                           COST OR      UNREALIZED
                                          AMORTIZED   -------------    ESTIMATED    % OF
                                             COST     GAIN    LOSS    FAIR VALUE   TOTAL
                                          ---------   ----   ------   ----------   -----
                                                           (IN MILLIONS)
  U.S. corporate securities.............   $17,174    $119   $  618     $16,675     36.5%
  Residential mortgage-backed
    securities..........................    11,914      98       80      11,932     26.1
  Foreign corporate securities..........     6,536      83      184       6,435     14.1
  U.S.Treasury/agency securities........     3,976     126       11       4,091      9.0
  Commercial mortgage-backed
    securities..........................     3,182      28       67       3,143      6.9
  Asset-backed securities...............     2,236       4      108       2,132      4.7
  Foreign government securities.........       635      55        2         688      1.5
  State and political subdivision
  securities..........................       611       4       40         575      1.2
                                           -------    ----   ------     -------    -----
    Total fixed maturity securities.....   $46,264    $517   $1,110     $45,671    100.0%
                                           =======    ====   ======     =======    =====
  Non-redeemable preferred stock........   $   777    $ 21   $   63     $   735     77.2%
  Common stock..........................       215       9        7         217     22.8
                                           -------    ----   ------     -------    -----
    Total equity securities.............   $   992    $ 30   $   70     $   952    100.0%
                                           =======    ====   ======     =======    =====




                                                         DECEMBER 31, 2006
                                           --------------------------------------------
                                                          GROSS
                                            COST OR     UNREALIZED
                                           AMORTIZED   -----------    ESTIMATED    % OF
                                              COST     GAIN   LOSS   FAIR VALUE   TOTAL
                                           ---------   ----   ----   ----------   -----
                                                           (IN MILLIONS)
  U.S. corporate securities..............   $17,331    $101   $424     $17,008     35.5%
  Residential mortgage-backed
    securities...........................    11,951      40     78      11,913     24.9
  Foreign corporate securities...........     5,563      64    128       5,499     11.5
  U.S.Treasury/agency securities.........     5,455       7    126       5,336     11.2
  Commercial mortgage-backed securities..     3,353      19     47       3,325      6.9
  Asset-backed securities................     3,158      14     10       3,162      6.6
  Foreign government securities..........       533      45      5         573      1.2
  State and political subdivision
    securities...........................     1,062       6     38       1,030      2.2
                                            -------    ----   ----     -------    -----
    Total fixed maturity securities......   $48,406    $296   $856     $47,846    100.0%
                                            =======    ====   ====     =======    =====
  Non-redeemable preferred stock.........   $   671    $ 22   $  9     $   684     86.0%
  Common stock...........................       106       6      1         111     14.0
                                            -------    ----   ----     -------    -----
    Total equity securities..............   $   777    $ 28   $ 10     $   795    100.0%
                                            =======    ====   ====     =======    =====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The Company held foreign currency derivatives with notional amounts of $911 million and $472 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2007 and 2006, respectively.

     The Company is not exposed to any significant concentrations of credit risk in its equity securities portfolio. The Company is exposed to concentrations of credit risk related to U.S. Treasury securities and obligations of U.S. government corporations and agencies. Additionally, at December 31, 2007 and 2006, the Company had exposure to fixed maturity securities backed by sub-prime mortgages with estimated fair values of $570 million and $819 million, respectively, and unrealized losses of $45 million and $2 million, respectively. These securities are classified within asset-backed securities in the immediately preceding tables. At December 31, 2007, 14% have been guaranteed by financial guarantors, of which 57% was guaranteed by financial guarantors who remained Aaa rated through February 2008. Overall, at December 31, 2007, $1.2 billion of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantors of which $537 million, $499 million and $195 million at December 31, 2007, are included within corporate securities, state and political subdivisions and asset-backed securities, respectively, and 84% were guaranteed by financial guarantors who remained Aaa rated through February 2008.

     The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $3.8 billion and $3.2 billion at December 31, 2007 and 2006, respectively. These securities had net unrealized gains (losses) of $(94) million and $51 million at December 31, 2007 and 2006, respectively. Non-income producing fixed maturity securities were $1 million and $6 million at December 31, 2007 and 2006, respectively. Net unrealized gains associated with non-income producing fixed maturity securities were less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                              DECEMBER 31,
                                            -----------------------------------------------
                                                     2007                     2006
                                            ----------------------   ----------------------
                                            AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                               COST     FAIR VALUE      COST     FAIR VALUE
                                            ---------   ----------   ---------   ----------
                                                             (IN MILLIONS)
  Due in one year or less.................   $ 1,172      $ 1,163     $ 1,620      $ 1,616
  Due after one year through five years...     8,070        8,035       9,843        9,733
  Due after five years through ten years..     7,950        7,858       7,331        7,226
  Due after ten years.....................    11,740       11,408      11,150       10,871
                                             -------      -------     -------      -------
    Subtotal..............................    28,932       28,464      29,944       29,446
  Mortgage-backed and asset-backed
    securities............................    17,332       17,207      18,462       18,400
                                             -------      -------     -------      -------
    Total fixed maturity securities.......   $46,264      $45,671     $48,406      $47,846
                                             =======      =======     =======      =======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Sales or disposals of fixed maturity and equity securities classified as available-for-sale are as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                 ---------------------------
                                                   2007      2006      2005
                                                 -------   -------   -------
                                                        (IN MILLIONS)
  Proceeds.......................................  $14,826   $23,901   $22,241
  Gross investment gains.........................  $   146   $    73   $    48
  Gross investment losses........................  $  (373)  $  (519)  $  (347)


  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                               DECEMBER 31, 2007
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 6,643          $316          $ 5,010          $302          $11,653         $  618
Residential mortgage-
  backed securities.....      2,374            52            1,160            28            3,534             80
Foreign corporate
  securities............      2,350            86            2,234            98            4,584            184
U.S. Treasury/agency
  securities............        307             2              343             9              650             11
Commercial mortgage-
  backed securities.....        417            26            1,114            41            1,531             67
Asset-backed
  securities............      1,401            91              332            17            1,733            108
Foreign government
  securities............         63             1               62             1              125              2
State and political
  subdivision
  securities............         84             9              387            31              471             40
                            -------          ----          -------          ----          -------         ------
  Total fixed maturity
     securities.........    $13,639          $583          $10,642          $527          $24,281         $1,110
                            =======          ====          =======          ====          =======         ======
Equity securities.......    $   386          $ 42          $   190          $ 28          $   576         $   70
                            =======          ====          =======          ====          =======         ======
Total number of
  securities in an
  unrealized loss
  position..............      2,011                          1,487
                            =======                        =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                               DECEMBER 31, 2006
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 4,895          $104          $ 7,543          $320          $12,438          $424
Residential mortgage-
  backed securities.....      4,113            20            3,381            58            7,494            78
Foreign corporate
  securities............      1,381            29            2,547            99            3,928           128
U.S. Treasury/agency
  securities............      2,995            48            1,005            78            4,000           126
Commercial mortgage-
  backed securities.....        852             6            1,394            41            2,246            47
Asset-backed
  securities............        965             3              327             7            1,292            10
Foreign government
  securities............         51             1               92             4              143             5
State and political
  subdivision
  securities............         29             2              414            36              443            38
                            -------          ----          -------          ----          -------          ----
  Total fixed maturity
     securities.........    $15,281          $213          $16,703          $643          $31,984          $856
                            =======          ====          =======          ====          =======          ====
Equity securities.......    $   149          $  3          $   188          $  7          $   337          $ 10
                            =======          ====          =======          ====          =======          ====
Total number of
  securities in an
  unrealized loss
  position..............      1,955                          2,318
                            =======                        =======



  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                         DECEMBER 31, 2007
                      ---------------------------------------------------------------------------------------
                         COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                      ---------------------------   ---------------------------   ---------------------------
                      LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                      -------------   -----------   -------------   -----------   -------------   -----------
                                             (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six
  months............     $10,721          $484          $  368          $130          1,923            98
Six months or
  greater but less
  than nine months..       3,011            --             155            --            337            --
Nine months or
  greater but less
  than twelve
  months............       1,560            --              86            --            174            --
Twelve months or
  greater...........      10,261            --             441            --          1,375            --
                         -------          ----          ------          ----
  Total.............     $25,553          $484          $1,050          $130
                         =======          ====          ======          ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                            DECEMBER 31, 2006
                         ---------------------------------------------------------------------------------------
                            COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                         ---------------------------   ---------------------------   ---------------------------
                         LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                         -------------   -----------   -------------   -----------   -------------   -----------
                                                (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...     $12,922          $ 9            $150           $ 4           1,537            15
Six months or greater
  but less than nine
  months...............         568           --               6            --              78             1
Nine months or greater
  but less than twelve
  months...............       2,134           14              52             4             323             1
Twelve months or
  greater..............      17,540           --             650            --           2,318            --
                            -------          ---            ----           ---
  Total................     $33,164          $23            $858           $ 8
                            =======          ===            ====           ===



     At December 31, 2007 and 2006, $1,050 million and $858 million, respectively, of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 4% and 3%, respectively, of the cost or amortized cost of such securities.

     At December 31, 2007, $130 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 27% of the cost or amortized cost of such securities. All of such unrealized losses of $130 million were related to securities that were in an unrealized loss position for a period of less than six months. At December 31, 2006, $8 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 35% of the cost or amortized cost of such securities. Of such unrealized losses of $8 million, $4 million related to securities that were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2007 of greater than $10 million. These securities represented 2%, or $21 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities. The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2006 of greater than $10 million. These securities represented 3%, or $25 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities.

     At December 31, 2007 and 2006, the Company had $1.2 billion and $866 million, respectively, of gross unrealized losses related to its fixed maturity and equity securities. These securities are concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                     DECEMBER
                                                                       31,
                                                                   -----------
                                                                   2007   2006
                                                                   ----   ----
    SECTOR:
      U.S. corporate securities..................................    52%    49%
      Foreign corporate securities...............................    16     15
      Asset-backed securities....................................     9      1
      Residential mortgage-backed securities.....................     7      9
      Commercial mortgage-backed securities......................     6      5
      U.S. Treasury/agency securities............................     1     15
      Other......................................................     9      6
                                                                    ---    ---
         Total...................................................   100%   100%
                                                                    ===    ===

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
INDUSTRY:
  Finance....................................................    36%    18%
  Industrial.................................................    23     26
  Mortgage-backed............................................    13     14
  Utility....................................................     8     10
  Government.................................................     1     15
  Other......................................................    19     17
                                                                ---    ---
     Total...................................................   100%   100%
                                                                ===    ===



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     Based upon the Company's current evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in interest rates during the holding period, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

  SECURITIES LENDING

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity and equity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $9.9 billion and $8.8 billion and an estimated fair value of $9.8 billion and $8.6 billion were on loan under the program at December 31, 2007 and 2006, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $10.1 billion and $8.9 billion at December 31, 2007 and 2006, respectively. Security collateral of $40 million and $83 million on deposit from customers in connection with the securities lending transactions at December 31, 2007 and 2006, respectively, may not be sold or repledged and is not reflected in the consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  ASSETS ON DEPOSIT AND ASSETS PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $22 million and $20 million at December 31, 2007 and 2006, respectively, consisting primarily of fixed maturity and equity securities.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 5. Additionally, the Company has pledged certain of its fixed maturity securities in support of its funding agreements as described in Note 8.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans are categorized as follows:

                                                              DECEMBER 31,
                                                  -----------------------------------
                                                        2007               2006
                                                  ----------------   ----------------
                                                  AMOUNT   PERCENT   AMOUNT   PERCENT
                                                  ------   -------   ------   -------
                                                             (IN MILLIONS)
  Commercial mortgage loans.....................  $3,125      71%    $2,095      58%
  Agricultural mortgage loans...................   1,265      29      1,460      41
  Consumer loans................................      22      --         46       1
                                                  ------     ---     ------     ---
    Total.......................................   4,412     100%     3,601     100%
                                                             ===                ===
  Less: Valuation allowances....................       8                  6
                                                  ------             ------
    Total mortgage and consumer loans...........  $4,404             $3,595
                                                  ======             ======



     Mortgage loans are collateralized by properties primarily located in the United States. At December 31, 2007, 26%, 7% and 7% of the value of the Company's mortgage and consumer loans were located in California, Florida and New York, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage and consumer loans is as follows:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                             2007   2006   2005
                                                             ----   ----   ----
                                                                (IN MILLIONS)
  Balance at January 1,....................................   $ 6    $ 9    $ 1
  Additions................................................     7      3      8
  Deductions...............................................    (5)    (6)    --
                                                              ---    ---    ---
  Balance at December 31,..................................   $ 8    $ 6    $ 9
                                                              ===    ===    ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     A portion of the Company's mortgage and consumer loans was impaired and consisted of the following:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
Impaired loans with valuation allowances.....................   $65    $--
Impaired loans without valuation allowances..................     2      8
                                                                ---    ---
  Subtotal...................................................    67      8
Less: Valuation allowances on impaired loans.................     4     --
                                                                ---    ---
  Impaired loans.............................................   $63    $ 8
                                                                ===    ===



     The average investment on impaired loans was $21 million, $32 million and $12 million for the years ended December 31, 2007, 2006 and 2005, respectively. Interest income on impaired loans was $3 million, $1 million and $2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     The investment in restructured loans was less than $1 million at December 31, 2007. There was no investment in restructured loans at December 31, 2006. Interest income, recognized on restructured loans, was less than $1 million for both years ended December 31, 2007 and 2006, respectively. There was no interest income on restructured loans for the year ended December 31, 2005. Gross interest income that would have been recorded in accordance with the original terms of such loans amounted to less than $1 million for each of the years ended December 31, 2007 and 2006. There was no gross interest income that would have been recorded in accordance with the original terms of such loans for the year ended December 31, 2005.

     Mortgage and consumer loans with scheduled payments of 90 days or more past due on which interest is still accruing, had an amortized cost of less than $1 million and $6 million at December 31, 2007 and 2006, respectively. There were no mortgage and consumer loans on which interest no longer accrued at both December 31, 2007 and 2006. There were no mortgage and consumer loans in foreclosure at both December 31, 2007 and 2006.

  REAL ESTATE HOLDINGS

     Real estate holdings consisted of the following:

                                                              DECEMBER
                                                                31,
                                                            -----------
                                                            2007   2006
                                                            ----   ----
                                                                (IN
                                                             MILLIONS)
Real estate...............................................  $ 86   $ 30
Accumulated depreciation..................................   (11)    (1)
                                                            ----   ----
Net real estate...........................................    75     29
Real estate joint ventures................................   466    144
                                                            ----   ----
  Real estate and real estate joint ventures..............   541    173
Real estate held-for-sale.................................    --      7
                                                            ----   ----
  Total real estate holdings..............................  $541   $180
                                                            ====   ====



     Related depreciation expense on real estate was $8 million for the year ended December 31, 2007. Depreciation expense on real estate was less than $1 million for both years ended December 31, 2006 and 2005. There was no depreciation expense related to discontinued operations for the years ended December 31, 2007 and 2005. Depreciation expense related to discontinued operations was less than $1 million of the year ended December 31, 2006.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     There were no impairments recognized on real estate held-for-sale for the years ended December 31, 2007, 2006 and 2005. The carrying value of non-income producing real estate was $1 million at December 31, 2007. There was no non-income producing real estate at December 31, 2006. The Company did not own any real estate acquired in satisfaction of debt during the years ended December 31, 2007 and 2006.

     Real estate holdings were categorized as follows:

                                                              DECEMBER 31,
                                                  -----------------------------------
                                                        2007               2006
                                                  ----------------   ----------------
                                                  AMOUNT   PERCENT   AMOUNT   PERCENT
                                                  ------   -------   ------   -------
                                                             (IN MILLIONS)
  Development joint ventures....................   $287       53%     $ --       --%
  Real estate investment funds..................    111       21        93       52
  Office........................................     88       16        46       26
  Apartments....................................     35        6        --       --
  Agriculture...................................     19        4        28       15
  Land..........................................      1       --         1       --
  Retail........................................     --       --        12        7
                                                   ----      ---      ----      ---
    Total real estate holdings..................   $541      100%     $180      100%
                                                   ====      ===      ====      ===



     The Company's real estate holdings are primarily located in the United States. At December 31, 2007, 22%, 21%, 6% and 5% of the Company's real estate holdings were located in California, New York, Texas and Florida, respectively.

  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that make private equity investments in companies in the United States and overseas) was $1.1 billion at both December 31, 2007 and 2006. Included within other limited partnership interests at December 31, 2007 and 2006 were $433 million and $354 million, respectively, of hedge funds. For the years ended December 31, 2007, 2006 and 2005, net investment income from other limited partnership interests included $16 million, $30 million and $4 million, respectively, related to hedge funds.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                         2007     2006     2005
                                                        ------   ------   ------
                                                              (IN MILLIONS)
  Fixed maturity securities...........................  $2,803   $2,719   $1,377
  Equity securities...................................      45       17        6
  Mortgage and consumer loans.........................     263      182      113
  Policy loans........................................      53       52       26
  Real estate and real estate joint ventures..........      81       29        2
  Other limited partnership interests.................     164      238       33
  Cash, cash equivalents and short-term investments...     104      137       71
  Other...............................................       7        8       --
                                                        ------   ------   ------
    Total investment income...........................   3,520    3,382    1,628
  Less: Investment expenses...........................     627      543      190
                                                        ------   ------   ------
    Net investment income.............................  $2,893   $2,839   $1,438
                                                        ======   ======   ======



     For the years ended December 31, 2007 and 2006, affiliated investment expense of $36 million and $32 million, respectively, related to investment expenses, is included in the table above. There were no affiliated investment expenses for the year ended December 31, 2005. See "-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
                                                      -------------   -----   -----
                                                           2007        2006    2005
                                                      -------------   -----   -----
                                                              (IN MILLIONS)
  Fixed maturity securities.........................      $(272)      $(497)  $(300)
  Equity securities.................................         15          10       1
  Mortgage and consumer loans.......................         (2)          7      (9)
  Real estate and real estate joint ventures........          1          64       7
  Other limited partnership interests...............        (19)         (1)     (1)
  Sales of businesses...............................         --          --       2
  Derivatives.......................................        305         177      (2)
  Other.............................................       (170)       (281)    104
                                                          -----       -----   -----
    Net investment gains (losses)                         $(142)      $(521)  $(198)
                                                          =====       =====   =====



     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $30 million and $41 million for the years ended December 31, 2007 and 2006, respectively. There were no losses from fixed maturity and equity securities deemed other-than-temporarily impaired for the year ended December 31, 2005.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                          2007    2006    2005
                                                         -----   -----   -----
                                                             (IN MILLIONS)
  Fixed maturity securities............................  $(606)  $(566)  $(639)
  Equity securities....................................    (38)     17      (4)
  Derivatives..........................................    (13)     (9)     (2)
  Other................................................      8       7     (19)
                                                         -----   -----   -----
    Subtotal...........................................   (649)   (551)   (664)
                                                         -----   -----   -----
  Amounts allocated from:
    Insurance liability loss recognition...............     --      --     (78)
    DAC and VOBA.......................................     93      66     102
                                                         -----   -----   -----
    Subtotal...........................................     93      66      24
                                                         -----   -----   -----
  Deferred income tax..................................    195     171     224
                                                         -----   -----   -----
    Subtotal...........................................    288     237     248
                                                         -----   -----   -----
  Net unrealized investment gains (losses).............  $(361)  $(314)  $(416)
                                                         =====   =====   =====



     The changes in net unrealized investment gains (losses) are as follows:

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                          2007    2006    2005
                                                         -----   -----   -----
                                                             (IN MILLIONS)
  Balance, January 1,..................................  $(314)  $(416)  $  30
  Unrealized investment gains (losses) during the
    year...............................................    (98)    113    (756)
  Unrealized investment gains (losses) relating to:
    Insurance liability gain (loss) recognition........     --      78     (78)
    DAC and VOBA.......................................     27     (36)    148
    Deferred income tax................................     24     (53)    240
                                                         -----   -----   -----
  Balance, December 31,................................  $(361)  $(314)  $(416)
                                                         =====   =====   =====
  Net change in unrealized investment gains (losses)...  $ (47)  $ 102   $(446)
                                                         =====   =====   =====



  TRADING SECURITIES

     MetLife Insurance Company of Connecticut was the majority owner of Tribeca on the Acquisition Date. Tribeca was a feeder fund investment structure whereby the feeder fund invests substantially all of its assets in the master fund, Tribeca Global Convertible Instruments Ltd. The primary investment objective of the master fund is to achieve enhanced risk-adjusted return by investing in domestic and foreign equities and equity-related securities

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


utilizing such strategies as convertible securities arbitrage. At December 31, 2005, the Company was the majority owner of the feeder fund and consolidated the fund within its consolidated financial statements. Net investment income related to the trading activities of Tribeca, which included interest and dividends earned on trading securities in addition to the net realized and unrealized gains (losses), was $12 million and $6 million for the six months ended June 30, 2006 and the year ended December 31, 2005, respectively.

     During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated and, as of June 30, 2006, was accounted for under the equity method of accounting. The equity method investment at December 31, 2006 of $82 million was included in other limited partnership interests. Net investment income related to the Company's equity method investment in Tribeca was $9 million for the six months ended December 31, 2006.

  VARIABLE INTEREST ENTITIES

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:

                                                              DECEMBER 31, 2007
                                                           -----------------------
                                                                         MAXIMUM
                                                             TOTAL     EXPOSURE TO
                                                           ASSETS(1)     LOSS(2)
                                                           ---------   -----------
                                                                (IN MILLIONS)
  Asset-backed securitizations...........................   $ 1,140       $   77
  Real estate joint ventures(3)..........................       942           44
  Other limited partnership interests(4).................     3,876          418
  Trust preferred securities(5)..........................    22,775          546
  Other investments(6)...................................     1,600           79
                                                            -------       ------
    Total................................................   $30,333       $1,164
                                                            =======       ======



--------

(1) The assets of the asset-backed securitizations are reflected at fair value. The assets of the real estate joint ventures, other limited partnership interests, trust preferred securities and other investments are reflected at the carrying amounts at which such assets would have been reflected on the Company's consolidated balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

(2) The maximum exposure to loss relating to the asset-backed securitizations is equal to the carrying amounts of participation. The maximum exposure to loss relating to real estate joint ventures, other limited partnership interests, trust preferred securities and other investments is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(3) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments.

(4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities.

(5) Trust preferred securities are complex, uniquely structured investments which contain features of both equity and debt, may have an extended or no stated maturity, and may be callable at the issuer's option after a defined period of time.

(6) Other investments include securities that are not trust preferred securities or asset-backed securitizations.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  RELATED PARTY INVESTMENT TRANSACTIONS

     As of December 31, 2007 and 2006, the Company held $582 million and $581 million, respectively, of its total invested assets in the MetLife Money Market Pool and the MetLife Intermediate Income Pool which are affiliated partnerships. These amounts are included in short-term investments. Net investment income from these invested assets was $25 million, $29 million and $10 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                         2007     2006     2005
                                                         ----     ----     ----
                                                              (IN MILLIONS)
  Estimated fair market value of assets transferred to
    affiliates.........................................  $628     $164     $ 79
  Amortized cost of assets transferred to affiliates...  $629     $164     $ 78
  Net investment gains (losses) recognized on
    transfers..........................................  $ (1)    $ --     $  1
  Estimated fair market value of assets transferred
    from affiliates....................................  $836     $ 89     $830


5.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or fair value of derivative financial instruments held at:

                                            DECEMBER 31, 2007                 DECEMBER 31, 2006
                                     -------------------------------   -------------------------------
                                                   CURRENT MARKET                    CURRENT MARKET
                                                    OR FAIR VALUE                     OR FAIR VALUE
                                     NOTIONAL   --------------------   NOTIONAL   --------------------
                                      AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                     --------   ------   -----------   --------   ------   -----------
                                                               (IN MILLIONS)
Interest rate swaps................   $12,437   $  336       $144       $ 8,841   $  431       $ 70
Interest rate floors...............    12,071      159         --         9,021       71         --
Interest rate caps.................    10,715        7         --         6,715        6         --
Financial futures..................       721        2          5           602        6          1
Foreign currency swaps.............     3,716      788         97         2,723      580         66
Foreign currency forwards..........       167        2         --           124        1         --
Options............................        --       85          1            --       80          7
Financial forwards.................     1,108       20         --           900       --         15
Credit default swaps...............     1,013        5          3         1,231        1          5
                                      -------   ------       ----       -------   ------       ----
  Total............................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                      =======   ======       ====       =======   ======       ====



     The above table does not include notional amounts for equity futures, equity variance swaps and equity options. At December 31, 2007 and 2006, the Company owned 403 and 290 equity futures, respectively. Fair values of equity futures are included in financial futures in the preceding table. At December 31, 2007 and 2006, the Company owned 122,153 and 85,500 equity variance swaps, respectively. Fair values of equity variance swaps are included in financial forwards in the preceding table. At December 31, 2007 and 2006, the Company owned 821,100 and 1,022,900 equity options, respectively. Fair values of equity options are included in options in the preceding table.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2007:

                                                             REMAINING LIFE
                         -------------------------------------------------------------------------------------
                                              AFTER ONE YEAR      AFTER FIVE YEARS
                         ONE YEAR OR LESS   THROUGH FIVE YEARS   THROUGH TEN YEARS   AFTER TEN YEARS    TOTAL
                         ----------------   ------------------   -----------------   ---------------   -------
                                                             (IN MILLIONS)
Interest rate swaps....       $ 4,723             $ 4,963             $ 1,352             $1,399       $12,437
Interest rate floors...            --               2,551               9,520                 --        12,071
Interest rate caps.....         8,702               2,013                  --                 --        10,715
Financial futures......           634                  --                  --                 87           721
Foreign currency
  swaps................            20               2,593                 836                267         3,716
Foreign currency
  forwards.............           165                  --                  --                  2           167
Financial forwards.....            --                  --                  --              1,108         1,108
Credit default swaps...           205                 519                 289                 --         1,013
                              -------             -------             -------             ------       -------
  Total................       $14,449             $12,639             $11,997             $2,863       $41,948
                              =======             =======             =======             ======       =======



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) and equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

     Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Equity index options are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  HEDGING

     The following table presents the notional amount and fair value of derivatives by type of hedge designation at:

                                        DECEMBER 31, 2007                 DECEMBER 31, 2006
                                 -------------------------------   -------------------------------
                                                 FAIR VALUE                        FAIR VALUE
                                 NOTIONAL   --------------------   NOTIONAL   --------------------
                                  AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                 --------   ------   -----------   --------   ------   -----------
                                                           (IN MILLIONS)
  Fair value...................   $   651   $   20       $  3       $    69   $   --       $  1
  Cash flow....................       486       85          3           455       42         --
  Non-qualifying...............    40,811    1,299        244        29,633    1,134        163
                                  -------   ------       ----       -------   ------       ----
    Total......................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                  =======   ======       ====       =======   ======       ====



     The following table presents the settlement payments recorded in income for the:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                             2007   2006   2005
                                                             ----   ----   ----
                                                                (IN MILLIONS)
  Qualifying hedges:
    Interest credited to policyholder account balances.....   $(6)   $(9)   $(1)
  Non-qualifying hedges:
    Net investment gains (losses)..........................    82     73     (8)
                                                              ---    ---    ---
       Total...............................................   $76    $64    $(9)
                                                              ===    ===    ===



  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities.

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Changes in the fair value of derivatives................  $ 18    $(1)   $--
  Changes in the fair value of the items hedged...........   (20)     2     --
                                                            ----    ---    ---
  Net ineffectiveness of fair value hedging activities....  $ (2)   $ 1    $--
                                                            ====    ===    ===



     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities to fixed rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities.

     For the years ended December 31, 2007 and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. For the year ended December 31, 2005, the Company recognized insignificant net investment gains (losses), which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. For the years ended December 31, 2007, 2006 and 2005, there were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2007, 2006 and 2005.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Other comprehensive income (loss) balance at January
    1,....................................................  $ (9)  $ (2)   $(4)
  Gains (losses) deferred in other comprehensive income
    (loss) on the effective portion of cash flow hedges...    39     41      1
  Amounts reclassified to net investment gains (losses)...   (43)   (48)     1
                                                            ----   ----    ---
  Other comprehensive income (loss) balance at December
    31,...................................................  $(13)  $ (9)   $(2)
                                                            ====   ====    ===



     At December 31, 2007, $65 million of the deferred net gain (loss) on derivatives accumulated in other comprehensive income (loss) is expected to be reclassified to earnings during the year ending December 31, 2008.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to economically hedge exposure to adverse movements in credit; (iv) equity futures, equity index options and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (v) credit default swaps to synthetically create investments; (vi) financial forwards to buy and sell securities; and
(vii) basis swaps to better match the cash flows of assets and related liabilities.

     The following table presents changes in fair value related to derivatives that do not qualify for hedge accounting:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Net investment gains (losses), excluding embedded
    derivatives...........................................  $112    $16   $(37)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts include guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and affiliated reinsurance contracts related to guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and certain guaranteed minimum income contracts.

     The following table presents the fair value of the Company's embedded derivatives at:

                                                                   DECEMBER
                                                                     31,
                                                                 -----------
                                                                 2007   2006
                                                                 ----   ----
                                                                     (IN
                                                                  MILLIONS)
  Embedded derivative assets...................................  $125    $17
  Embedded derivative liabilities..............................  $ --    $ 3


     The following table presents changes in fair value related to embedded derivatives:

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                                ------------------
                                                                2007   2006   2005
                                                                ----   ----   ----
                                                                   (IN MILLIONS)
Net investment gains (losses).................................  $116    $85    $41


  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2007 and 2006, the Company was obligated to return cash collateral under its control of $370 million and $273 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. As of December 31, 2007 and 2006, the Company had also accepted collateral consisting of various securities with a fair market value of $526 million and $410 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but as of December 31, 2007 and 2006, none of the collateral had been sold or repledged.

     In addition, the Company has exchange traded futures, which require the pledging of collateral. As of both December 31, 2007 and 2006, the Company pledged collateral of $25 million, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

6.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                        DAC     VOBA     TOTAL
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Balance at January 1, 2005..........................  $  678   $   --   $  678
Contribution of MetLife Insurance Company of
  Connecticut from MetLife (Note 2).................      --    3,490    3,490
  Capitalizations...................................     886       --      886
                                                      ------   ------   ------
       Subtotal.....................................   1,564    3,490    5,054
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      --      (26)     (26)
     Unrealized investment gains (losses)...........     (41)    (107)    (148)
     Other expenses.................................     109      205      314
                                                      ------   ------   ------
       Total amortization...........................      68       72      140
                                                      ------   ------   ------
Balance at December 31, 2005........................   1,496    3,418    4,914
  Capitalizations...................................     721       --      721
                                                      ------   ------   ------
       Subtotal.....................................   2,217    3,418    5,635
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................     (16)     (68)     (84)
     Unrealized investment gains (losses)...........     (10)      46       36
     Other expenses.................................     252      320      572
                                                      ------   ------   ------
       Total amortization...........................     226      298      524
                                                      ------   ------   ------
Balance at December 31, 2006........................   1,991    3,120    5,111
  Effect of SOP 05-1 adoption.......................      (7)    (125)    (132)
  Capitalizations...................................     682       --      682
                                                      ------   ------   ------
       Subtotal.....................................   2,666    2,995    5,661
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      44      (16)      28
     Unrealized investment gains (losses)...........     (18)      (9)     (27)
     Other expenses.................................     388      324      712
                                                      ------   ------   ------
       Total amortization...........................     414      299      713
                                                      ------   ------   ------
Balance at December 31, 2007........................  $2,252   $2,696   $4,948
                                                      ======   ======   ======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $342 million in 2008, $303 million in 2009, $269 million in 2010, $237 million in 2011, and $195 million in 2012.

     Amortization of VOBA and DAC is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross profits originating from transactions other than investment gains and losses.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

7.  GOODWILL

     Goodwill is the excess of cost over the fair value of net assets acquired. Information regarding goodwill is as follows:

                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Balance at January 1,..................................  $953   $924   $ 68
Contribution from MetLife (Note 2).....................    --     29    856
                                                         ----   ----   ----
Balance at December 31,................................  $953   $953   $924
                                                         ====   ====   ====



8.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                             DECEMBER 31,
                                    -------------------------------------------------------------
                                                                                       OTHER
                                      FUTURE POLICY       POLICYHOLDER ACCOUNT      POLICYHOLDER
                                         BENEFITS               BALANCES               FUNDS
                                    -----------------   -----------------------   ---------------
                                                        (AS RESTATED,
                                                         SEE NOTE 20)
                                    -------   -------   -------------   -------   ------   ------
                                      2007      2006         2007         2006     2007     2006
                                    -------   -------   -------------   -------   ------   ------
                                                            (IN MILLIONS)
Individual
  Traditional life................  $   921   $   871      $    --      $    --   $   50   $   37
  Universal variable life.........      575       527        4,995        4,522    1,496    1,314
  Annuities.......................      944     1,015       15,058       16,106       36        5
  Other...........................       --        --           47           32       --       --
Institutional
  Group life......................      220       234          763          765        5        6
  Retirement & savings............   12,040    12,325       12,780       13,731       --       --
  Non-medical health & other......      303       328           --           --        2        2
Corporate & Other (1).............    4,573     4,354          172          (57)     188      149
                                    -------   -------      -------      -------   ------   ------
     Total........................  $19,576   $19,654      $33,815      $35,099   $1,777   $1,513
                                    =======   =======      =======      =======   ======   ======



     (1) Corporate & Other includes intersegment eliminations.

     Affiliated insurance liabilities included in the table above include reinsurance assumed and ceded. Affiliated future policy benefits, included in the table above, were $29 million and $25 million at December 31, 2007 and 2006, respectively. Affiliated policyholder account balances, included in the table above, were $97 million and $(57) million at December 31, 2007 and 2006, respectively. Affiliated other policyholder funds, included in the table above, were $1.3 billion and $1.2 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding the VODA and VOCRA, which are reported in other assets, is as follows:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                        ----------------------
                                                        2007     2006     2005
                                                        ----     ----     ----
                                                             (IN MILLIONS)
  Balance at January 1,...............................  $237     $ 72      $--
  Contribution from MetLife...........................    --       --       73
  Contribution of VODA from MetLife...................    --      167       --
  Amortization........................................    (5)      (2)      (1)
                                                        ----     ----      ---
  Balance at December 31,.............................  $232     $237      $72
                                                        ====     ====      ===



     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $7 million in 2008, $9 million in 2009, $11 million in 2010, $13 million in 2011 and $15 million in 2012.

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA of $167 million, net of deferred income tax of $5 million, for which MLI-USA receives the benefit. The VODA originated through MetLife's acquisition of Travelers and is reported within other assets in the amount of $164 million and $166 million at December 31, 2007 and 2006, respectively.

     The value of the other identifiable intangibles as discussed above reflects the estimated fair value of the Citigroup/Travelers distribution agreements acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreement. The weighted average amortization period of the other intangible assets is 16 years. If actual experience under the distribution agreements differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience.

     The use of discount rates was necessary to establish the fair value of the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
  Balance at January 1,................................  $330   $218   $143
  Capitalization.......................................   124    129     83
  Amortization.........................................   (51)   (17)    (8)
                                                         ----   ----   ----
  Balance at December 31,..............................  $403   $330   $218
                                                         ====   ====   ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities consist of pass-through separate accounts totaling $53.9 billion and $50.1 billion at December 31, 2007 and 2006, respectively, for which the policyholder assumes all investment risk.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


fees and totaled $947 million, $800 million and $467 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     For the years ended December 31, 2007, 2006 and 2005, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER GUARANTEED INTEREST CONTRACT PROGRAM

     The Company issues fixed and floating rate obligations under its guaranteed interest contract ("GIC") program which are denominated in either U.S. dollars or foreign currencies. During the year ended December 31, 2007, the Company issued $653 million in such obligations and repaid $616 million. During the year ended December 31, 2006, there were no new issuances of such obligations and there were repayments of $1.1 billion. There were no new issuances or repayments of such obligations for the year ended December 31, 2005. Accordingly, at December 31, 2007 and 2006, GICs outstanding, which are included in policyholder account balances, were $5.1 billion (as restated, see Note 20) and $4.6 billion, respectively. During the years ended December 31, 2007, 2006 and 2005, interest credited on the contracts, which are included in interest credited to policyholder account balances, was $230 million, $163 million and $80 million, respectively.

  OBLIGATIONS UNDER FUNDING AGREEMENTS

     MICC is a member of the Federal Home Loan Bank of Boston (the "FHLB of Boston") and holds $70 million of common stock of the FHLB of Boston at both December 31, 2007 and 2006, which is included in equity securities. MICC has also entered into funding agreements with the FHLB of Boston whereby MICC has issued such funding agreements in exchange for cash and for which the FHLB of Boston has been granted a blanket lien on certain MICC assets, including residential mortgage-backed securities, to collateralize MICC's obligations under the funding agreements. MICC maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by MICC, the FHLB of Boston's recovery on the collateral is limited to the amount of MICC's liability to the FHLB of Boston. The amount of MICC's liability for funding agreements with the FHLB of Boston was $726 million and $926 million at December 31, 2007 and 2006, respectively, which is included in policyholder account balances. The advances on these funding agreements are collateralized by residential mortgage-backed securities with fair values of $901 million and $1.1 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policy benefits, is as follows:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                        --------------------
                                                         2007    2006   2005
                                                        -----   -----   ----
                                                            (IN MILLIONS)
  Balance at January 1,...............................  $ 551   $ 512   $ --
    Less: Reinsurance recoverables....................   (403)   (373)    --
                                                        -----   -----   ----
  Net balance at January 1,...........................    148     139     --
                                                        -----   -----   ----
  Contribution of MetLife Insurance Company of
    Connecticut by MetLife (Note 3)...................     --      --    137
  Incurred related to:
    Current year......................................     32      29     19
    Prior years.......................................     (5)      4     (3)
                                                        -----   -----   ----
                                                           27      33     16
                                                        -----   -----   ----
  Paid related to:
    Current year......................................     (2)     (2)    (1)
    Prior years.......................................    (24)    (22)   (13)
                                                        -----   -----   ----
                                                          (26)    (24)   (14)
                                                        -----   -----   ----
  Net balance at December 31,.........................    149     148    139
    Add: Reinsurance recoverables.....................    463     403    373
                                                        -----   -----   ----
  Balance at December 31,.............................  $ 612   $ 551   $512
                                                        =====   =====   ====



     Claims and claim adjustment expenses associated with prior periods decreased by $5 million for the year ended December 31, 2007, increased by $4 million for the year ended December 31, 2006, and decreased by $3 million for the year ended December 31, 2005. In all periods presented, the change was due to differences between actual benefit periods and expected benefit periods for LTC and disability contracts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return").

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                            DECEMBER 31,
                                  ---------------------------------------------------------------
                                               2007                             2006
                                  ------------------------------   ------------------------------
                                      IN THE             AT            IN THE             AT
                                  EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                  --------------   -------------   --------------   -------------
                                                           (IN MILLIONS)
  ANNUITY CONTRACTS(1)
  RETURN OF NET DEPOSITS
  Separate account value........     $  11,337             N/A        $   8,213             N/A
  Net amount at risk(2).........     $      33(3)          N/A        $      --(3)          N/A
  Average attained age of
    contractholders.............      62 years             N/A         61 years             N/A
  ANNIVERSARY CONTRACT VALUE OR
    MINIMUM RETURN
  Separate account value........     $  41,515       $  16,143        $  44,036       $  13,179
  Net amount at risk(2).........     $   1,692(3)    $     245(4)     $   1,422(3)    $      30(4)
  Average attained age of
    contractholders.............      56 years        61 years         58 years        60 years



                                                              DECEMBER 31,
                                                        -----------------------
                                                           2007         2006
                                                        ----------   ----------
                                                         SECONDARY    SECONDARY
                                                        GUARANTEES   GUARANTEES
                                                        ----------   ----------
                                                             (IN MILLIONS)
  UNIVERSAL AND VARIABLE LIFE CONTRACTS(1)
  Account value (general and separate account)........   $   2,797    $   3,262
  Net amount at risk(2)...............................   $  38,621(3) $  48,630(3)
  Average attained age of policyholders...............    57 years     57 years


--------

(1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

(2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

(3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

(4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                                      UNIVERSAL AND
                                                                      VARIABLE LIFE
                                              ANNUITY CONTRACTS         CONTRACTS
                                         --------------------------   -------------
                                         GUARANTEED     GUARANTEED
                                            DEATH     ANNUITIZATION     SECONDARY
                                          BENEFITS       BENEFITS       GUARANTEES    TOTAL
                                         ----------   -------------   -------------   -----
                                                            (IN MILLIONS)
  Balance at January 1, 2005...........      $--           $--             $--         $--
  Incurred guaranteed benefits.........        3            --               9          12
  Paid guaranteed benefits.............       --            --              --          --
                                             ---           ---             ---         ---
  Balance at December 31, 2005.........        3            --               9          12
  Incurred guaranteed benefits.........       --            --              22          22
  Paid guaranteed benefits.............       (3)           --              --          (3)
                                             ---           ---             ---         ---
  Balance at December 31, 2006.........       --            --              31          31
  Incurred guaranteed benefits.........        6            28              34          68
  Paid guaranteed benefits.............       (4)           --              --          (4)
                                             ---           ---             ---         ---
  Balance at December 31, 2007.........      $ 2           $28             $65         $95
                                             ===           ===             ===         ===



     Excluded from the table above are guaranteed death and annuitization benefit liabilities on the Company's annuity contracts of $45 million, $38 million and $28 million at December 31, 2007, 2006 and 2005, respectively, which were reinsured 100% to an affiliate and had corresponding recoverables from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                             DECEMBER 31,
                                                          -----------------
                                                            2007      2006
                                                          -------   -------
                                                            (IN MILLIONS)
  Mutual Fund Groupings
    Equity..............................................  $40,608   $37,992
    Bond................................................    2,307     2,831
    Balanced............................................    4,422     2,790
    Money Market........................................    1,265       949
    Specialty...........................................      395       460
                                                          -------   -------
      Total.................... ........................  $48,997   $45,022
                                                          =======   =======



9.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. The Company has reinsured up to 90% of the mortality risk for all new individual life insurance policies. This practice was initiated by the Company for different products starting at various points in time between 1997 and 2004. On a case by case basis, the Company may retain up to $5 million per life on single life individual policies and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     MICC's workers' compensation business is reinsured through a 100% quota-share agreement with The Travelers Indemnity Company, an insurance subsidiary of The Travelers Companies, Inc.

     Effective July 1, 2000, MetLife Insurance Company of Connecticut reinsured 90% of its individual LTC insurance business with Genworth Life Insurance Company and its subsidiary ("GLIC"), in the form of indemnity reinsurance agreements. In accordance with the terms of the reinsurance agreements, GLIC will effect assumption and novation of the reinsured contracts, to the extent permitted by law, by July 31, 2008.

     The Company reinsures the new production of fixed annuities and the riders containing benefit guarantees related to variable annuities to affiliated and non-affiliated reinsurers.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2007    2006    2005
                                                       -----   -----   -----
                                                           (IN MILLIONS)
  Direct premiums....................................  $ 654   $ 599   $ 413
  Reinsurance assumed................................     17      21      38
  Reinsurance ceded..................................   (318)   (312)   (170)
                                                       -----   -----   -----
  Net premiums.......................................  $ 353   $ 308   $ 281
                                                       =====   =====   =====
  Reinsurance recoverables netted against policyholder
    benefits and claims..............................  $ 671   $ 635   $ 560
                                                       =====   =====   =====



     Reinsurance recoverables, included in premiums and other receivables, were $4.9 billion and $4.6 billion at December 31, 2007 and 2006, respectively, including $3.4 billion and $3.0 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off LTC business and $1.2 billion and $1.3 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off of workers' compensation business. Reinsurance and ceded commissions payables, included in other liabilities, were $128 million and $99 million at December 31, 2007 and 2006, respectively.

     The Company has reinsurance agreements with MetLife and certain of its subsidiaries, including MLIC, Reinsurance Group of America, Incorporated, MetLife Reinsurance Company of South Carolina ("MRSC"), Exeter Reassurance Company, Ltd. ("Exeter"), General American Life Insurance Company ("GALIC"), Mitsui Sumitomo MetLife Insurance Co., Ltd. and MetLife Reinsurance Company of Vermont ("MRV"). At December 31, 2007, the Company had reinsurance-related assets and liabilities from these agreements totaling $3.4 billion and $1.7 billion,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


respectively. At December 31, 2006, comparable assets and liabilities were $2.8 billion and $1.2 billion, respectively.

     The following table reflects related party reinsurance information:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                       2007     2006     2005
                                                       ----     ----     ----
                                                            (IN MILLIONS)
  Assumed premiums...................................  $ 17     $ 21     $ 38
  Assumed fees, included in universal life and
    investment-type product policy fees..............  $119     $ 65     $194
  Assumed fees, included in net investment gains
    (losses).........................................  $ --     $ --     $  6
  Assumed benefits, included in policyholder benefits
    and claims.......................................  $ 18     $ 11     $ 32
  Assumed benefits, included in interest credited to
    policyholder account balances....................  $ 53     $ 49     $ 42
  Assumed acquisition costs, included in other
    expenses.........................................  $ 39     $ 58     $111
  Ceded premiums.....................................  $ 32     $ 21     $ 12
  Ceded fees, included in universal life and
    investment-type product policy fees..............  $216     $130     $ 93
  Interest earned on ceded reinsurance, included in
    other revenues...................................  $ 85     $ 68     $ 55
  Ceded benefits, included in policyholder benefits and
    claims...........................................  $ 95     $ 86     $ 92
  Interest costs on ceded reinsurance, included in
    other expenses...................................  $ 33     $ 77     $182


     The Company has assumed risks related to guaranteed minimum benefit riders from an affiliated joint venture under a reinsurance contract. Such guaranteed minimum benefit riders are embedded derivatives and are included within net investment gains (losses). The assumed amounts were $(113) million, $57 million and $28 million for the years ended December 31, 2007, 2006 and 2005, respectively. These risks have been retroceded in full to another affiliate under a retrocessional agreement resulting in no net impact on net investment gains (losses).

     The Company has also ceded risks related to guaranteed minimum benefit riders written by the Company to another affiliate. The guaranteed minimum benefit riders directly written by the Company are embedded derivatives and changes in their fair value are included within net investment gains (losses). The ceded reinsurance also contain embedded derivatives and changes in their fair value are also included within net investment gains (losses). The ceded amounts were $276 million, $(31) million and $5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     Effective December 20, 2007, MLI-USA recaptured two ceded blocks of business (the "Recaptured Business") from Exeter. The Recaptured Business consisted of two blocks of universal life secondary guarantee risk, one assumed from GALIC, and the other written by MLI-USA. As a result of the recapture, MLI-USA received $258 million of assets from Exeter, reduced receivables from affiliates, included in premiums and other receivables, by $112 million and reduced other assets by $124 million. The recapture resulted in a pre-tax gain of $22 million. Concurrent with the recapture, the same business was ceded to MRV. The cession does not transfer risk to MRV and is therefore accounted for under the deposit method. MLI-USA transferred $258 million of assets to MRV as a result of this cession, and recorded a receivable from affiliates, included in premiums and other receivables, of $258 million.

     Effective December 31, 2007, MLI-USA entered into a reinsurance agreement to cede two blocks of business to MRV, on a 90% coinsurance funds withheld basis. This agreement covered certain term and certain universal life policies issued in 2007 and to be issued during 2008 by MLI-USA. This agreement transfers risk to MRV and, therefore, is accounted for as reinsurance. As a result of the agreement, DAC decreased $136 million, affiliated

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


reinsurance recoverables, included in premiums and other receivables, increased $326 million, MLI-USA recorded a funds withheld liability for $223 million, included in other liabilities, and unearned revenue, included in other policyholder funds, was reduced by $33 million.

     On December 1, 2006, the Company acquired a block of structured settlement business from Texas Life Insurance Company ("Texas Life"), a wholly-owned subsidiary of MetLife, through an assumptive reinsurance agreement. This transaction increased future policy benefits of the Company by $1.3 billion and decreased deferred income tax liabilities by $142 million at December 31, 2006. During the year ended December 31, 2007, the receivable from Texas Life related to premiums and other considerations of $1.2 billion held at December 31, 2006 was settled with $901 million of cash and $304 million of fixed maturity securities.

     Effective January 1, 2005, MLI-USA entered into a reinsurance agreement to assume an in-force block of business from GALIC. This agreement covered certain term and universal life policies issued by GALIC on and after January 1, 2000 through December 31, 2004. This agreement also covered certain term and universal life policies issued on or after January 1, 2005. MLI-USA paid and deferred 100% of a ceding commission to GALIC of $386 million resulting in no gain or loss on the transfer of the in-force business as of January 1, 2005.

10.  LONG-TERM DEBT -- AFFILIATED

     Long-term debt outstanding is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2007   2006
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Surplus notes, interest rate 7.349%, due 2035.....................  $400   $400
Surplus notes, interest rate LIBOR plus 1.15%, maturity date
  2009............................................................   200     --
Surplus notes, interest rate 5%, due upon request.................    25     25
Surplus notes, interest rate LIBOR plus 0.75%, due upon request...    10     10
                                                                    ----   ----
Total long-term debt -- affiliated................................  $635   $435
                                                                    ====   ====



     MetLife Credit Corp., an affiliate, is the holder of a surplus note issued by the Company during the fourth quarter of 2007 in the amount of $200 million at December 31, 2007.

     MetLife is the holder of a surplus note issued by MLI-USA in the amount of $400 million at December 31, 2007 and 2006.

     MLIG is the holder of two surplus notes issued by MLI-USA in the amounts of $25 million and $10 million at both December 31, 2007 and 2006. These surplus notes may be redeemed, in whole or in part, at the election of the Company at any time, subject to the prior approval of the insurance department of the state of domicile.

     Payments of interest and principal on these surplus notes may be made only with the prior approval of the insurance department of the state of domicile.

     The aggregate maturities of long-term debt as of December 31, 2007 are $200 million in 2009, $400 million in 2035, and $35 million payable upon request and regulatory approval.

     Interest expense related to the Company's indebtedness, included in other expenses, was $33 million, $31 million and $25 million for the years ended December 31, 2007, 2006 and 2005, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

11.  INCOME TAXES

     The provision for income tax from continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
  Current:
    Federal.....................................       $  9            $ 18       $ (3)
    State and local.............................          4              --         (2)
    Foreign.....................................          1              --         --
                                                       ----            ----       ----
      Subtotal..................................         14              18         (5)
                                                       ----            ----       ----
  Deferred:
    Federal.....................................       $306            $212       $162
    State and local.............................         --              (2)        (1)
    Foreign.....................................        (17)             --         --
                                                       ----            ----       ----
      Subtotal..................................        289             210        161
                                                       ----            ----       ----
  Provision for income tax......................       $303            $228       $156
                                                       ====            ====       ====



     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
  Tax provision at U.S. statutory rate..........       $365            $288       $191
  Tax effect of:
    Tax-exempt investment income................        (65)            (62)       (27)
    Prior year tax..............................          9              (9)        (9)
    Foreign tax rate differential and change in
      valuation allowance.......................         (7)             12         --
    State tax, net of federal benefit...........          3              --          2
    Other, net..................................         (2)             (1)        (1)
                                                       ----            ----       ----
  Provision for income tax......................       $303            $228       $156
                                                       ====            ====       ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                               DECEMBER 31,
                                                         -----------------------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
                                                         -------------   -------
                                                              2007         2006
                                                         -------------   -------
                                                              (IN MILLIONS)
  Deferred income tax assets:
    Benefit, reinsurance and other reserves............     $ 1,929      $ 2,238
    Net unrealized investment losses...................         195          171
    Capital loss carryforwards.........................         150          155
    Investments........................................          54           63
    Net operating loss carryforwards...................          42           10
    Tax credits........................................          20           --
    Operating lease reserves...........................          13           13
    Employee benefits..................................          --            3
    Litigation-related.................................          --            1
    Other..............................................          13           20
                                                            -------      -------
                                                              2,416        2,674
    Less: Valuation allowance..........................          --            4
                                                            -------      -------
                                                              2,416        2,670
                                                            -------      -------
  Deferred income tax liabilities:
    DAC and VOBA.......................................      (1,570)      (1,663)
                                                            -------      -------
                                                             (1,570)      (1,663)
                                                            -------      -------
  Net deferred income tax asset........................     $   846      $ 1,007
                                                            =======      =======



     Domestic net operating loss carryforwards amount to $29 million at December 31, 2007 and will expire beginning in 2025. Foreign net operating loss carryforwards amount to $113 million at December 31, 2007 with indefinite expiration. Capital loss carryforwards amount to $430 million at December 31, 2007 and will expire beginning in 2010. Tax credit carryforwards amount to $20 million at December 31, 2007.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2007, the Company recorded a reduction of $4 million to the deferred income tax valuation allowance related to certain foreign net operating loss carryforwards.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2003 and is no longer subject to foreign income tax examinations for the years prior to 2006.

     The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. The Company reclassified, at adoption, $64 million of deferred income tax liabilities, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility, to the liability

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


for unrecognized tax benefits. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The total amount of unrecognized tax benefits as of January 1, 2007 that would affect the effective tax rate, if recognized, was $5 million. The Company also had less than $1 million of accrued interest, included within other liabilities, as of January 1, 2007. The Company classifies interest accrued related to unrecognized tax benefits in interest expense, while penalties are included within income tax expense.

     As of December 31, 2007, the Company's total amount of unrecognized tax benefits is $53 million and there are no amounts of unrecognized tax benefits that would affect the effective tax rate, if recognized. The total amount of unrecognized tax benefit decreased by $11 million from the date of adoption primarily due to a settlement reached with the Internal Revenue Service ("IRS") with respect to a post-sale purchase price adjustment. As a result of the settlement, an item within the liability for unrecognized tax benefits, in the amount of $6 million, was reclassified to deferred income taxes. The Company does not anticipate any material change in the total amount of unrecognized tax benefits over the ensuing 12 month period.

     A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2007, is as follows:

                                                            TOTAL UNRECOGNIZED
                                                               TAX BENEFITS
                                                            ------------------
                                                               (IN MILLIONS)
  Balance at January 1, 2007 (date of adoption)...........          $64
  Reductions for tax positions of prior years.............           (2)
  Additions for tax positions of current year.............            5
  Reductions for tax positions of current year............           (8)
  Settlements with tax authorities........................           (6)
                                                                    ---
  Balance at December 31, 2007............................          $53
                                                                    ===



     During the year ended December 31, 2007, the Company recognized $2 million in interest expense associated with the liability for unrecognized tax benefits. As of December 31, 2007, the Company had $3 million of accrued interest associated with the liability for unrecognized tax benefits, an increase of $2 million from the date of adoption.

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the year ended December 31, 2007, the Company recognized an income tax benefit of $64 million related to the separate account DRD.

     The Company will file a consolidated tax return with its includable subsidiaries. Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Under the tax allocation agreement, the federal income tax will be allocated between the companies on a separate return basis and adjusted for credits and other amounts required by such tax allocation agreement.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

12. CONTINGENCIES, COMMITMENTS AND GUARANTEES

  CONTINGENCIES

  LITIGATION

     The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. Estimates of possible losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2007.

     The Company has faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in all pending matters. Some sales practices claims have been resolved through settlement. Other sales practices claims have been won by dispositive motions or have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor or taxpayer. Further, federal, state or industry regulatory or governmental authorities may conduct investigations, serve subpoenas or make other inquiries concerning a wide variety of issues, including the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. In some of the matters referred to previously, large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's net income or cash flows in particular quarterly or annual periods.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments are as follows:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
  Other Assets:
     Premium tax offset for future undiscounted assessments..   $ 8    $ 9
     Premium tax offsets currently available for paid
       assessments...........................................     1      1
                                                                ---    ---
                                                                $ 9    $10
                                                                ===    ===
  Liability:
    Insolvency assessments...................................   $17    $19
                                                                ===    ===



     Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2007, 2006 and 2005.

COMMITMENTS

  LEASES

     The Company, as lessee, has entered into lease agreements for office space. Future sublease income is projected to be insignificant. Future minimum rental income and minimum gross rental payments relating to these lease agreements are as follows:

                                                                      GROSS
                                                           RENTAL    RENTAL
                                                           INCOME   PAYMENTS
                                                           ------   --------
                                                             (IN MILLIONS)
  2008...................................................    $ 3       $15
  2009...................................................    $ 3       $ 8
  2010...................................................    $ 3       $ 6
  2011...................................................    $ 3       $ 6
  2012...................................................    $ 3       $--
  Thereafter.............................................    $80       $--

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1.4 billion and $616 million at December 31, 2007 and 2006, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $626 million and $665 million at December 31, 2007 and 2006, respectively.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES AND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $488 million and $173 million at December 31, 2007 and 2006, respectively.

  OTHER COMMITMENTS

     The Company has entered into collateral arrangements with affiliates, which require the transfer of collateral in connection with secured demand notes. At December 31, 2007, the Company had agreed to fund up to $60 million of cash upon the request of an affiliate and had transferred collateral consisting of various securities with a fair market value of $73 million to custody accounts to secure the notes. The counterparties are permitted by contract to sell or repledge this collateral.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, such as in the case of MetLife International Insurance Company, Ltd. ("MLII"), a former affiliate, discussed below, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

     The Company has provided a guarantee on behalf of MLII that is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. During the second quarter of 2007, MLII was sold to a third party. Life insurance coverage in-force, representing the maximum potential obligation under this guarantee, was $434 million and $444 million at December 31, 2007 and 2006, respectively. The Company does not have any collateral related to this guarantee, but has recorded a liability of $1 million that was based on the total account value of the guaranteed policies plus the amounts retained per policy at December 31, 2007. The remainder of the risk was ceded to external reinsurers. The Company did not have a recorded liability related to this guarantee at December 31, 2006.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, was $324 million at December 31, 2007. The credit default swaps expire at various times during the next ten years.

13.  EMPLOYEE BENEFIT PLANS

     Subsequent to the Acquisition, the Company became a participating affiliate in qualified and non-qualified, noncontributory defined benefit pension and other postretirement plans sponsored by MLIC. Employees were credited with prior service recognized by Citigroup, solely (with regard to pension purposes) for the purpose of determining eligibility and vesting under the Metropolitan Life Retirement Plan for United States Employees (the "Plan"), a noncontributory qualified defined benefit pension plan, with respect to benefits earned under the Plan subsequent to the Acquisition Date. Net periodic expense related to these plans was based on the employee population at the beginning of the year. During 2006, the employees of the Company were transferred to MetLife Group, Inc., a wholly-owned subsidiary of MetLife ("MetLife Group"), therefore no pension expense was allocated to the Company for the year ended December 31, 2007. Pension expense of $8 million related to the MLIC plans was allocated to the Company for the year ended December 31, 2006. There were no expenses allocated to the Company for the six months ended December 31, 2005.

14.  EQUITY

  COMMON STOCK

     The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which are outstanding as of December 31, 2007. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife, Inc. and the remaining shares are owned by MLIG.

  CAPITAL CONTRIBUTIONS

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA, and the associated deferred income tax liability, which is more fully described in Note 8.

     See also Note 3 for information related to the change in the reporting entity.

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. MetLife Insurance Company of Connecticut and MLI-USA each exceeded the minimum RBC requirements for all periods presented herein.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Connecticut Insurance Department and the Delaware Department of Insurance have adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in Connecticut and Delaware, respectively. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of MetLife Insurance Company of Connecticut and MLI-USA.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Further, statutory accounting principles do not give recognition to purchase accounting adjustments made as a result of the Acquisition.

     Statutory net income of MetLife Insurance Company of Connecticut, a Connecticut domiciled insurer, was $1.1 billion, $856 million and $1.0 billion for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $4.2 billion and $4.1 billion at December 31, 2007 and 2006, respectively. Due to the merger of MLAC with and into MetLife Insurance Company of Connecticut, the 2006 statutory net income balance was adjusted.

     Statutory net loss of MLI-USA, a Delaware domiciled insurer, was $1.1 billion, $116 million and $227 million for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Delaware Insurance Department, was $584 million and $575 million at December 31, 2007 and 2006, respectively.

  DIVIDEND RESTRICTIONS

     Under Connecticut State Insurance Law, MetLife Insurance Company of Connecticut is permitted, without prior insurance regulatory clearance, to pay shareholder dividends to its parent as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Insurance Company of Connecticut will be permitted to pay a cash dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance ("Connecticut Commissioner") and the Connecticut Commissioner does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (unassigned funds, reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders. The Connecticut State Insurance Law requires prior approval for any dividends for a period of two years following a change in control. As a result of the Acquisition on July 1, 2005, under Connecticut State Insurance Law, all dividend payments by MetLife Insurance Company of Connecticut through June 30, 2007 required prior approval of the Connecticut Commissioner. In the third quarter of 2006, after receiving regulatory approval from the Connecticut Commissioner, MetLife Insurance Company of Connecticut paid a $917 million dividend. Of that amount,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


$259 million was a return of capital. In the fourth quarter of 2007, MetLife Insurance Company of Connecticut paid a dividend of $690 million. Of that amount, $404 million was a return of capital as approved by the insurance regulator. During 2008, MetLife Insurance Company of Connecticut is permitted to pay, without regulatory approval, a dividend of $1,026 million.

     Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or
(ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a cash dividend to MetLife Insurance Company of Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance ("Delaware Commissioner") and the Delaware Commissioner does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as unassigned funds) as of the last filed annual statutory statement requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. MLI-USA did not pay dividends for the years ended December 31, 2007 and 2006. Because MLI-USA's statutory unassigned funds surplus is negative, MLI-USA cannot pay any dividends without prior approval of the Delaware Commissioner in 2008.

OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2007, 2006 and 2005 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                          YEARS ENDED DECEMBER 31,
                                                  ---------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   -------
                                                       2007            2006         2005
                                                  -------------   -------------   -------
                                                                  (IN MILLIONS)
  Holding gains (losses) on investments arising
    during the year.............................      $(358)          $(434)      $(1,148)
  Income tax effect of holding gains (losses)...        122             147           402
  Reclassification adjustments:
    Recognized holding (gains) losses included
       in current year income...................        260             487           295
    Amortization of premiums and accretion of
       discounts associated with investments....         --              60            96
    Income tax effect...........................        (88)           (186)         (137)
  Allocation of holding gains on investments
    relating to other policyholder amounts......         27              42            71
  Income tax effect of allocation of holding
    gains to other policyholder amounts.........        (10)            (14)          (25)
                                                      -----           -----       -------
  Net unrealized investment gains (losses)......        (47)            102          (446)
                                                      -----           -----       -------
  Foreign currency translation adjustment.......         12              (2)            2
                                                      -----           -----       -------
  Other comprehensive income (loss).............      $ (35)          $ 100       $  (444)
                                                      =====           =====       =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

15.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      ------------------------------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
                                                      -------------   ------   -----
                                                           2007        2006     2005
                                                      -------------   ------   -----
                                                               (IN MILLIONS)
  Compensation......................................      $  125      $  134   $ 106
  Commissions.......................................         633         712     931
  Interest and debt issue costs.....................          35          31      25
  Amortization of DAC and VOBA......................         740         488     288
  Capitalization of DAC.............................        (682)       (721)   (886)
  Rent, net of sublease income......................           5          11       7
  Minority interest.................................          --          26       1
  Insurance tax.....................................          44          42      10
  Other.............................................         546         450     196
                                                          ------      ------   -----
    Total other expenses............................      $1,446      $1,173   $ 678
                                                          ======      ======   =====



     See Notes 9, 10 and 19 for discussion of affiliated expenses included in the table above.

16.  BUSINESS SEGMENT INFORMATION

     The Company has two operating segments, Individual and Institutional, as well as Corporate & Other. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements.

     Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance and other insurance products and services. Corporate & Other contains the excess capital not allocated to the business segments, various start-up entities and run-off business, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and the elimination of intersegment transactions.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in MetLife's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2007, 2006 and 2005. The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. Subsequent to the Acquisition Date, the Company allocates equity to each segment based upon the economic capital model used by MetLife that allows MetLife and the Company to effectively manage their capital. The Company evaluates the performance of each segment based upon net income excluding net investment gains (losses), net of income tax, and adjustments related to net investment gains (losses), net of income tax.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2007                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                           (AS RESTATED, SEE NOTE 20)
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   295       $    34        $    24     $    353
Universal life and investment-type product
  policy fees...............................      1,370            39              2        1,411
Net investment income.......................      1,090         1,510            293        2,893
Other revenues..............................        237            14             --          251
Net investment gains (losses)...............        116          (263)             5         (142)
Policyholder benefits and claims............        479           466             33          978
Interest credited to policyholder account
  balances..................................        661           638             --        1,299
Other expenses..............................      1,329            50             67        1,446
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        639           180            224        1,043
Provision for income tax....................        227            60             16          303
                                                -------       -------        -------     --------
Income from continuing operations...........        412           120            208          740
Income from discontinued operations, net of
  income tax................................         --             4             --            4
                                                -------       -------        -------     --------
Net income..................................    $   412       $   124        $   208     $    744
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $82,214       $35,154        $11,193     $128,561
DAC and VOBA................................    $ 4,930       $    16        $     2     $  4,948
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $51,398       $ 2,469        $    --     $ 53,867
Policyholder liabilities....................    $24,122       $26,113        $ 4,933     $ 55,168
Separate account liabilities................    $51,398       $ 2,469        $    --     $ 53,867

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2006                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   218       $    65        $    25     $    308
Universal life and investment- type product
  policy fees...............................      1,244            24             --        1,268
Net investment income.......................        985         1,449            405        2,839
Other revenues..............................        195            15              2          212
Net investment gains (losses)...............       (194)         (282)           (45)        (521)
Policyholder benefits and claims............        315           450             27          792
Interest credited to policyholder account
  balances..................................        669           647             --        1,316
Other expenses..............................      1,045            16            112        1,173
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        419           158            248          825
Provision for income tax....................        145            55             28          228
                                                -------       -------        -------     --------
Net income..................................    $   274       $   103        $   220     $    597
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $76,897       $35,982        $11,208     $124,087
DAC and VOBA................................    $ 4,946       $   165        $    --     $  5,111
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $47,566       $ 2,501        $    --     $ 50,067
Policyholder liabilities....................    $24,429       $27,391        $ 4,446     $ 56,266
Separate account liabilities................    $47,566       $ 2,501        $    --     $ 50,067



FOR THE YEAR ENDED                                                        CORPORATE &
DECEMBER 31, 2005(1)                         INDIVIDUAL   INSTITUTIONAL      OTHER       TOTAL
--------------------                         ----------   -------------   -----------   ------
                                                               (IN MILLIONS)
STATEMENT OF INCOME:
Premiums...................................     $ 152          $116           $ 13      $  281
Universal life and investment-type product
  policy fees..............................       845            17             --         862
Net investment income......................       530           712            196       1,438
Other revenues.............................       121            10              1         132
Net investment gains (losses)..............      (113)          (87)             2        (198)
Policyholder benefits and claims...........       224           324             22         570
Interest credited to policyholder account
  balances.................................       417           303             --         720
Other expenses.............................       640            30              8         678
                                                -----          ----           ----      ------
Income from continuing operations before
  provision for income tax.................       254           111            182         547
Provision for income tax...................        53            38             65         156
                                                -----          ----           ----      ------
Net income.................................     $ 201          $ 73           $117      $  391
                                                =====          ====           ====      ======



--------

(1) Includes six months of results for MetLife Insurance Company of Connecticut and its subsidiaries and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2007, 2006 and 2005. Substantially all of the Company's revenues originated in the United States.

17.  DISCONTINUED OPERATIONS

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

     In the Institutional segment, the Company had net investment income of $1 million, net investment gains of $5 million and income tax of $2 million related to discontinued operations resulting in income from discontinued operations of $4 million, net of income tax, for the year ended December 31, 2007. The Company had $1 million of investment income and $1 million of investment expense resulting in no change to net investment income for the year ended December 31, 2006. The Company did not have investment income or expense related to discontinued operations for the year ended December 31, 2005.

     There was no carrying value of real estate related to discontinued operations at December 31, 2007. The carrying value of real estate related to discontinued operations was $7 million at December 31, 2006.

18.  FAIR VALUE INFORMATION

     The estimated fair value of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. The implementation of SFAS 157 may impact the fair value assumptions and methodologies associated with the valuation of assets and liabilities. See also Note 1 regarding the adoption of SFAS 157.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

Amounts related to the Company's financial instruments are as follows:

DECEMBER 31, 2007                                  NOTIONAL   CARRYING    ESTIMATED
(AS RESTATED, SEE NOTE 20)                          AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $45,671     $45,671
  Equity securities..............................              $   952     $   952
  Mortgage and consumer loans....................              $ 4,404     $ 4,407
  Policy loans...................................              $   913     $   913
  Short-term investments.........................              $ 1,335     $ 1,335
  Cash and cash equivalents......................              $ 1,774     $ 1,774
  Accrued investment income......................              $   637     $   637
  Mortgage loan commitments......................    $626      $    --     $   (11)
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $488      $    --     $   (31)
Liabilities:
  Policyholder account balances..................              $28,056     $27,651
  Long-term debt -- affiliated...................              $   635     $   609
  Payables for collateral under securities loaned
     and other transactions......................              $10,471     $10,471



                                                   NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2006                                   AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $47,846     $47,846
  Equity securities..............................              $   795     $   795
  Mortgage and consumer loans....................              $ 3,595     $ 3,547
  Policy loans...................................              $   918     $   918
  Short-term investments.........................              $   777     $   777
  Cash and cash equivalents......................              $   649     $   649
  Accrued investment income......................              $   597     $   597
  Mortgage loan commitments......................    $665      $    --     $     1
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $173      $    --     $    --
Liabilities:
  Policyholder account balances..................              $29,780     $28,028
  Long-term debt -- affiliated...................              $   435     $   425
  Payables for collateral under securities loaned
     and other transactions......................              $ 9,155     $ 9,155

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  FIXED MATURITY SECURITIES AND EQUITY SECURITIES

     The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include; coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

  MORTGAGE AND CONSUMER LOANS, MORTGAGE LOAN COMMITMENTS, COMMITMENTS TO FUND BANK CREDIT FACILITIES, AND PRIVATE CORPORATE BOND INVESTMENTS

     Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, commitments to fund bank credit facilities, and private corporate bond investments the estimated fair value is the net premium or discount of the commitments.

  POLICY LOANS

     The carrying values for policy loans approximate fair value.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximate fair values due to the short-term maturities of these instruments.

  ACCRUED INVESTMENT INCOME

     The carrying value for accrued investment income approximates fair value.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

  LONG-TERM DEBT -- AFFILIATED

     The fair values of long-term debt are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED AND OTHER TRANSACTIONS

     The carrying value for payables for collateral under securities loaned and other transactions approximate fair value.

  DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, and options are based upon quotations obtained from dealers or other reliable sources. See Note 5 for derivative fair value disclosures.

19.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into a Master Service Agreement with MLIC, which provides administrative, accounting, legal and similar services to the Company. MLIC charged the Company $170 million, $93 million and $15 million, included in other expenses, for services performed under the Master Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into a Service Agreement with MetLife Group, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $107 million, $154 million and $49 million, included in other expenses, for services performed under the Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into various additional agreements with other affiliates for services necessary to conduct its activities. Typical services provided under these additional agreements include management, policy administrative functions and distribution services. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $198 million, $190 million and $48 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In 2005, the Company entered into Broker-Dealer Wholesale Sales Agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on the Company's behalf, fixed rate insurance products through authorized retailers. The Company agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged the Company $89 million and $65 million, included in other expenses, for the years ended December 31, 2007 and 2006, respectively. The Company did not incur any such expenses for the year ended December 31, 2005.

     The Company had net payables to affiliates of $27 million and $9 million at December 31, 2007 and 2006, respectively, related to the expenses discussed above. These payables exclude affiliated reinsurance expenses discussed in Note 9.

     See Notes 4, 8, 9 and 10 for additional related party transactions.

20.  RESTATEMENT

     The Company identified a miscalculation of the foreign exchange adjustment related to the accrued interest credited liability (included within policyholder account balances) on its foreign denominated issuances under its GIC program. This miscalculation resulted in an overstatement of the foreign currency exchange loss on accrued interest credited payable and an understatement of net income. In addition, the Company recognized that its assessment of the functional currency of its operations in Ireland was not in accordance with the applicable accounting principles. Accordingly, the Company restated its consolidated financial statements for the year ended December 31, 2007 and the quarter ended September 30, 2007 to properly reflect the accrued interest credited

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


liability on its foreign denominated GICs and to properly reflect the functional currency of its operations in Ireland as of the respective date. As a result of the foregoing, the Company's net income for the year ended December 31, 2007 and the quarter ended September 30, 2007 increased by $49 million and $36 million, respectively.

     A summary of the effects of these restatements on the Company's consolidated financial statements is as set forth in the table below. See also
Note 22, Quarterly Results of Operations (Unaudited).

                                                   SEPTEMBER 30, 2007           DECEMBER 31, 2007
                                               --------------------------  --------------------------
                                               AS PREVIOUSLY               AS PREVIOUSLY
                                                  REPORTED    AS RESTATED     REPORTED    AS RESTATED
                                               -------------  -----------  -------------  -----------
                                                                     (IN MILLIONS)
ASSETS:
          Current income tax recoverable.....     $    148      $    133      $     91      $     72
          Deferred income tax assets.........     $  1,050      $  1,049      $    848      $    846
          Total assets.......................     $130,928      $130,912      $128,582      $128,561

LIABILITIES:
          Policyholder account balances......     $ 34,233      $ 34,189      $ 33,871      $ 33,815
          Total liabilities..................     $123,951      $123,907      $121,269      $121,213

STOCKHOLDERS' EQUITY:
          Retained earnings..................     $    645      $    681      $    843      $    892
          Accumulated other comprehensive
            income (loss)....................     $   (473)     $   (481)     $   (335)     $   (349)
          Total stockholders' equity.........     $  6,977      $  7,005      $  7,313      $  7,348
          Total liabilities and stockholders'
            equity...........................     $130,928      $130,912      $128,582      $128,561



                                            FOR THE THREE MONTHS ENDED        FOR THE YEAR ENDED
                                                SEPTEMBER 30, 2007            DECEMBER 31, 2007
                                           ---------------------------   ---------------------------
                                           AS PREVIOUSLY                 AS PREVIOUSLY
                                              REPORTED     AS RESTATED      REPORTED     AS RESTATED
                                           -------------   -----------   -------------   -----------
                                                                  (IN MILLIONS)
REVENUES:
  Net investment gains (losses)..........      $  (90)        $  (48)        $ (198)        $ (142)
  Total revenues.........................      $1,136         $1,178         $4,710         $4,766

EXPENSES:
  Interest credited to policyholder
     account balances....................      $  327         $  325         $1,304         $1,299
  Other expenses.........................      $  327         $  319         $1,455         $1,446
  Total expenses.........................      $  910         $  900         $3,737         $3,723

Income from continuing operations before
  provision for income tax...............      $  226         $  278         $  973         $1,043
Provision for income tax.................      $   72         $   88         $  282         $  303
Income from continuing operations........      $  154         $  190         $  691         $  740
Net income...............................      $  154         $  190         $  695         $  744

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                                  FOR THE YEAR ENDED
                                                                  DECEMBER 31, 2007
                                                             ---------------------------
                                                             AS PREVIOUSLY
                                                                REPORTED     AS RESTATED
                                                             -------------   -----------
                                                                    (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income...............................................      $  695         $  744
  Losses from sales of investments and businesses, net.....      $  201         $  145
  Interest credited to policyholder account balances.......      $1,304         $1,299
  Change in income tax payable.............................      $  287         $  308
  Change in other assets...................................      $  690         $  681


21.  SUBSEQUENT EVENT

     In October 2008, the Company received advances totaling $300 million from the Federal Home Loan Bank of Boston, which will be included in debt.

     In April 2008, MICC issued a surplus note with a face amount of $750 million and a discount of $7 million ($743 million) to MetLife Capital Trust X, an affiliate, with an interest rate of 8.595%.

22.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The unaudited quarterly results of operations for 2007 and 2006 are summarized in the table below:

                                                           THREE MONTHS ENDED
                                          ---------------------------------------------------
                                                                  (AS RESTATED, SEE NOTE 20)
                                                                 ----------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                          ---------   --------   -------------   ------------
                                                             (IN MILLIONS)
  2007
  Total revenues........................    $1,097     $1,143        $1,178         $1,348
  Total expenses........................    $  903     $  885        $  900         $1,035
  Income from continuing operations.....    $  152     $  187        $  190         $  211
  Income from discontinued operations,
    net of income tax...................    $    4         --            --         $   --
  Net income............................    $  156     $  187        $  190         $  211



                                                           THREE MONTHS ENDED
                                          ---------------------------------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                          ---------   --------   -------------   ------------
                                                             (IN MILLIONS)
  2006
  Total revenues........................    $1,006     $1,068        $1,057          $975
  Total expenses........................    $  830     $  796        $  770          $885
  Income from continuing operations.....    $  127     $  191        $  207          $ 72
  Income from discontinued operations,
    net of income tax...................        --         --            --            --
  Net income............................    $  127     $  191        $  207          $ 72

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE I

                     CONSOLIDATED SUMMARY OF INVESTMENTS --
                    OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2007
                                  (IN MILLIONS)

                                                                                     AMOUNT AT
                                                      COST OR         ESTIMATED   WHICH SHOWN ON
                                                AMORTIZED COST (1)   FAIR VALUE    BALANCE SHEET
TYPE OF INVESTMENTS                             ------------------   ----------   --------------
Fixed Maturity Securities:
  Bonds:
     U.S. Treasury/agency securities..........        $ 3,976          $ 4,091        $ 4,091
     State and political subdivision
       securities.............................            611              575            575
     Foreign government securities............            635              688            688
     Public utilities.........................          2,546            2,500          2,500
     All other corporate bonds................         19,661           19,242         19,242
  Mortgage-backed and asset-backed
     securities...............................         17,332           17,207         17,207
  Redeemable preferred stock..................          1,503            1,368          1,368
                                                      -------          -------        -------
     Total fixed maturity securities..........         46,264           45,671         45,671
                                                      -------          -------        -------
Equity Securities:
  Common stock:
     Banks, trust and insurance companies.....              1                1              1
     Industrial, miscellaneous and all other..            214              216            216
  Non-redeemable preferred stock..............            777              735            735
                                                      -------          -------        -------
     Total equity securities..................            992              952            952
                                                      -------          -------        -------
Mortgage and consumer loans...................          4,404                           4,404
Policy loans..................................            913                             913
Real estate and real estate joint ventures....            541                             541
Other limited partnership interests...........          1,130                           1,130
Short-term investments........................          1,335                           1,335
Other invested assets.........................          1,445                           1,445
                                                      -------                         -------
       Total investments......................        $57,024                         $56,391
                                                      =======                         =======



--------

(1) Cost or amortized cost for fixed maturity securities and mortgage and consumer loans represents original cost reduced by repayments, net valuation allowances and writedowns from other-than-temporary declines in value and adjusted for amortization of premiums or discounts; for equity securities, cost represents original cost reduced by writedowns from other-than-temporary declines in value; for real estate, cost represents original cost reduced by writedowns and adjusted for valuation allowances and depreciation; cost for real estate joint ventures and other limited partnership interests represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                             DAC       FUTURE POLICY     POLICYHOLDER
                                             AND    BENEFITS AND OTHER      ACCOUNT       UNEARNED
SEGMENT                                     VOBA    POLICYHOLDER FUNDS     BALANCES     REVENUE (1)
-------                                    ------   ------------------   ------------   -----------
2007 (As Restated, See Note 20)
Individual...............................  $4,930         $ 4,022           $20,100         $342
Institutional............................      16          12,570            13,543           --
Corporate & Other........................       2           4,761               172            1
                                           ------         -------           -------         ----
                                           $4,948         $21,353           $33,815         $343
                                           ======         =======           =======         ====
2006
Individual...............................  $4,946         $ 3,769           $20,660         $260
Institutional............................     165          12,895            14,496            3
Corporate & Other........................      --           4,503               (57)          --
                                           ------         -------           -------         ----
                                           $5,111         $21,167           $35,099         $263
                                           ======         =======           =======         ====
2005
Individual...............................  $4,753         $ 3,452           $21,403         $141
Institutional............................     161          11,880            16,460            1
Corporate & Other........................      --           4,305               (23)          --
                                           ------         -------           -------         ----
                                           $4,914         $19,637           $37,840         $142
                                           ======         =======           =======         ====



--------

   (1) Amounts are included within the future policy benefits and other policyholder funds column.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           SCHEDULE III -- (CONTINUED)

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                                                          AMORTIZATION OF
                               PREMIUM         NET        POLICYHOLDER      DAC AND VOBA       OTHER
                             REVENUE AND   INVESTMENT     BENEFITS AND       CHARGED TO      OPERATING   PREMIUMS WRITTEN
SEGMENT                    POLICY CHARGES    INCOME    INTEREST CREDITED   OTHER EXPENSES  EXPENSES (1)  (EXCLUDING LIFE)
-------                    --------------  ----------  -----------------  ---------------  ------------  ----------------
2007 (As Restated,
  See Note 20)
Individual...............      $1,665        $1,090          $1,140             $717           $612             $--
Institutional............          73         1,510           1,104               23             27               7
Corporate & Other........          26           293              33               --             67              25
                               ------        ------          ------             ----           ----             ---
                               $1,764        $2,893          $2,277             $740           $706             $32
                               ======        ======          ======             ====           ====             ===
2006
Individual...............      $1,462        $  985          $  984             $481           $564             $--
Institutional............          89         1,449           1,097                6             10               9
Corporate & Other........          25           405              27                1            111              25
                               ------        ------          ------             ----           ----             ---
                               $1,576        $2,839          $2,108             $488           $685             $34
                               ======        ======          ======             ====           ====             ===
2005 (2)
Individual...............      $  997        $  530          $  641             $287           $353             $--
Institutional............         133           712             627                1             29               9
Corporate & Other........          13           196              22               --              8              13
                               ------        ------          ------             ----           ----             ---
                               $1,143        $1,438          $1,290             $288           $390             $22
                               ======        ======          ======             ====           ====             ===



--------

   (1) Includes other expenses excluding amortization of DAC and VOBA charged to other expenses.

   (2) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE IV

                            CONSOLIDATED REINSURANCE
                        DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2007
Life insurance in-force.............    $189,630     $152,943   $13,934     $50,621      27.5%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    384     $     82   $    17     $   319       5.3%
Accident and health.................         270          236        --          34        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    654     $    318   $    17     $   353       4.8%
                                        ========     ========   =======     =======




                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2006
Life insurance in-force.............    $153,390     $119,281   $14,374     $48,483      29.6%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    323     $     72   $    21     $   272       7.7%
Accident and health.................         276          240        --          36        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    599     $    312   $    21     $   308       6.8%
                                        ========     ========   =======     =======




                                                                                      % AMOUNT
                                                                                       ASSUMED
                                      GROSS AMOUNT    CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   -------   -------   ----------   --------
2005 (1)
Life insurance in-force.............    $126,362     $93,686   $16,921     $49,597      34.1%
                                        ========     =======   =======     =======
Insurance premium
Life insurance......................    $    269     $    45   $    38     $   262      14.5%
Accident and health.................         144         125        --          19        --%
                                        --------     -------   -------     -------
  Total insurance premium...........    $    413     $   170   $    38     $   281      13.5%
                                        ========     =======   =======     =======



     For the year ended December 31, 2007, reinsurance ceded and assumed included affiliated transactions of $32 million and $17 million, respectively. For the year ended December 31, 2006, both reinsurance ceded and assumed included affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed included affiliated transactions of $12 million and $38 million, respectively.

--------

(1) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

                       PORTFOLIO ARCHITECT ACCESS ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                       SUPPLEMENT DATED NOVEMBER 24, 2008
        TO THE STATEMENT OF ADDITIONAL INFORMATION DATED DECEMBER 7, 2007



1.  COMBINATION OF SEPARATE ACCOUNTS



Effective November 24, 2008, the Company combined MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.



In connection with the combination of the Former Separate Account with and into the Separate Account, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR STATEMENT OF ADDITIONAL INFORMATION ("SAI") TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.



If you have any questions, please contact us at 800-842-9368.



2.  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The following paragraph replaces the section on "Independent Registered Public Accounting Firm" in the SAI:

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The financial statements of each of the Subaccounts of the Separate Account and consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes explanatory paragraphs referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements) included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.




3.  COMPANY LOCATION



Effective September 22, 2008, MetLife Insurance Company of Connecticut is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910.





        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife of CT Separate Account Eleven for Variable Annuities and the Board of Directors of MetLife Insurance Company of Connecticut:

We have audited the accompanying statements of assets and liabilities of MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account") of MetLife Insurance Company of Connecticut (the "Company") comprising each of the individual Subaccounts listed in Appendix A as of December 31, 2007, and the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for the periods presented in the year ended December 31, 2007, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Subaccounts listed in Appendix
B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in Note 5 for the periods in the two years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts constituting the Separate Account of the Company as of December 31, 2007, the results of their operations for the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008

                                   APPENDIX A

AIM V.I. Mid Cap Core Equity Subaccount (Series II)
AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged All Cap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus Mid Cap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares) Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class B)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI Bond Subaccount (Class B)
DWSI Capital Growth Subaccount (Class B)
DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)
DWSII International Subaccount (Class B)
DWSII Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Aggressive Growth Subaccount (Class II)
LMPVET Appreciation Subaccount (Class I)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Capital Appreciation Subaccount (Class E)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)

                                   APPENDIX A

MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Money Market Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer Bond VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)
Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer Independence VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)

                                   APPENDIX B

AIM V.I. Capital Appreciation Subaccount (Series II)
Credit Suisse Trust Emerging Markets Subaccount
LMPVPI All Cap Subaccount (Class I)
LMPVPI All Cap Subaccount (Class II)
LMPVPII Growth and Income Subaccount (Class I)
LMPVPI Large Cap Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class II)
LMPVPI Total Return Subaccount (Class II)
Lord Abbett Growth and Income Subaccount (Class VC)
Lord Abbett Mid-Cap Value Subaccount (Class VC)
MIST BlackRock Large-Cap Core Subaccount (Class A)
MIST Pioneer Mid-Cap Value Subaccount (Class A)
MSF Western Asset Management High Yield Bond Subaccount (Class A)
PIMCO VIT Real Return Subaccount (Administrative Class)
Pioneer America Income VCT Subaccount (Class II)
Pioneer Equity Opportunity VCT Subaccount (Class II)
Pioneer Small and Mid Cap Growth VCT Subaccount (Class II)
Pioneer Value VCT Subaccount (Class II)
Putnam VT International Equity Subaccount (Class IB)
Putnam VT Small Cap Value Subaccount (Class IB)

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2007

                              AIM V.I. MID CAP                       ALGER AMERICAN   AMERICAN FUNDS
                                 CORE EQUITY    AIM V.I. UTILITIES  LEVERAGED ALLCAP  GLOBAL GROWTH
                                 SUBACCOUNT         SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                 (SERIES II)        (SERIES I)          (CLASS S)        (CLASS 2)
                              ----------------  ------------------  ----------------  --------------
ASSETS:
   Investments at fair value     $2,855,634         $2,730,393         $4,041,927      $24,071,615
                                 ----------         ----------         ----------      -----------
         Total Assets             2,855,634          2,730,393          4,041,927       24,071,615
                                 ----------         ----------         ----------      -----------
LIABILITIES:
   Other payables
      Insurance charges                 427                397                588            3,588
      Administrative fees                35                 34                 50              299
   Due to MetLife Insurance
      Company of Connecticut             --                 --                 --               --
                                 ----------         ----------         ----------      -----------
         Total Liabilities              462                431                638            3,887
                                 ----------         ----------         ----------      -----------
NET ASSETS                       $2,855,172         $2,729,962         $4,041,289      $24,067,728
                                 ==========         ==========         ==========      ===========

   The accompanying notes are an integral part of these financial statements.

                              AMERICAN FUNDS  AMERICAN FUNDS                           DREYFUS
                               GROWTH-INCOME      GROWTH      CREDIT SUISSE TRUST    MIDCAP STOCK
                                SUBACCOUNT      SUBACCOUNT     GLOBAL SMALL CAP       SUBACCOUNT
                                 (CLASS 2)       (CLASS 2)        SUBACCOUNT       (SERVICE SHARES)
                              --------------  --------------  -------------------  ----------------
ASSETS:
   Investments at fair value    $44,988,255     $55,788,573         $684,699          $4,433,720
                                -----------     -----------         --------          ----------
         Total Assets            44,988,255      55,788,573          684,699           4,433,720
                                -----------     -----------         --------          ----------
LIABILITIES:
   Other payables
      Insurance charges               6,805           8,342              103                 661
      Administrative fees               558             693                9                  55
   Due to MetLife Insurance
      Company of Connecticut             --              --               --                  --
                                -----------     -----------         --------          ----------
         Total Liabilities            7,363           9,035              112                 716
                                -----------     -----------         --------          ----------
NET ASSETS                      $44,980,892     $55,779,538         $684,587          $4,433,004
                                ===========     ===========         ========          ==========

   The accompanying notes are an integral part of these financial statements.

                               DREYFUS SOCIALLY     DREYFUS VIF         DREYFUS VIF         DWS VIT
                              RESPONSIBLE GROWTH    APPRECIATION    DEVELOPING LEADERS  EQUITY 500 INDEX
                                  SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                               (SERVICE SHARES)   (INITIAL SHARES)   (INITIAL SHARES)      (CLASS B)
                              ------------------  ----------------  ------------------  ----------------
ASSETS:
   Investments at fair value       $279,745           $2,400,273         $7,239,029        $5,511,473
                                   --------           ----------         ----------        ----------
         Total Assets               279,745            2,400,273          7,239,029         5,511,473
                                   --------           ----------         ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  43                  357              1,096               815
      Administrative fees
   Due to MetLife Insurance               3                   30                 90                68
      Company of Connecticut             --                   --                 --                --
                                   --------           ----------         ----------        ----------
         Total Liabilities               46                  387              1,186               883
                                   --------           ----------         ----------        ----------
NET ASSETS                         $279,699           $2,399,886         $7,237,843        $5,510,590
                                   ========           ==========         ==========        ==========

                                 DWS VIT RREEF                DWSI
                              REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES
                                    SUBACCOUNT              SUBACCOUNT
                                     (CLASS B)               (CLASS B)
                              ----------------------  --------------------
ASSETS:
   Investments at fair value        $5,103,483               $3,807,476
                                    ----------               ----------
      Total Assets                   5,103,483                3,807,476
                                    ----------               ----------
LIABILITIES:
   Other payables
      Insurance charges                    764                      571
      Administrative fees
   Due to MetLife Insurance                 62                       48
      Company of Connecticut                --                       --
                                    ----------               ----------
         Total Liabilities                 826                      619
                                    ----------               ----------
NET ASSETS                          $5,102,657               $3,806,857
                                    ==========               ==========

   The accompanying notes are an integral part of these financial statements.

                                 DWSII       DWSI          DWSI             DWSI
                               BALANCED      BOND     CAPITAL GROWTH  GROWTH & INCOME
                              SUBACCOUNT  SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                               (CLASS B)   (CLASS B)    (CLASS B)        (CLASS B)
                              ----------  ----------  --------------  ---------------
ASSETS:
   Investments at fair value  $3,697,679   $526,477     $7,944,200       $6,122,033
                              ----------   --------     ----------       ----------
         Total Assets          3,697,679    526,477      7,944,200        6,122,033
                              ----------   --------     ----------       ----------
LIABILITIES:
   Other payables
      Insurance charges              570         77          1,207              987
      Administrative fees             46          7             98               76
   Due to MetLife Insurance
      Company of Connecticut          --         --             --               --
                              ----------   --------     ----------       ----------
         Total Liabilities           616         84          1,305            1,063
                              ----------   --------     ----------       ----------
NET ASSETS                    $3,697,063   $526,393     $7,942,895       $6,120,970
                              ==========   ========     ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                  DWSI          DWSII           DWSII          DWSII             DWSII                 DWSII
                              HEALTH CARE  INTERNATIONAL  STRATEGIC INCOME   BLUE CHIP  CONSERVATIVE ALLOCATION  CORE FIXED INCOME
                               SUBACCOUNT    SUBACCOUNT      SUBACCOUNT     SUBACCOUNT       SUBACCOUNT              SUBACCOUNT
                               (CLASS B)     (CLASS B)       (CLASS B)       (CLASS B)        (CLASS B)              (CLASS B)
                              -----------  -------------  ----------------  ----------  -----------------------  ------------------
ASSETS:
   Investments at fair value   $2,893,172    $5,793,025      $4,714,018     $5,881,372        $11,019,224            $6,718,704
                               ----------    ----------      ----------     ----------        -----------            ----------
         Total Assets           2,893,172     5,793,025       4,714,018      5,881,372         11,019,224             6,718,704
                               ----------    ----------      ----------     ----------        -----------            ----------
LIABILITIES:
   Other payables
      Insurance charges               445           912             726            885              1,652                   993
      Administrative fees              36            72              58             73                136                    83
   Due to MetLife Insurance
      Company of Connecticut           --            --              --             --                 --                    --
                               ----------    ----------      ----------     ----------        -----------            ----------
         Total Liabilities            481           984             784            958              1,788                 1,076
                               ----------    ----------      ----------     ----------        -----------            ----------
NET ASSETS                     $2,892,691    $5,792,041      $4,713,234     $5,880,414        $11,017,436            $6,717,628
                               ==========    ==========      ==========     ==========        ===========            ==========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII            DWSII DREMAN         DWSII DREMAN          DWSII
                              DAVIS VENTURE VALUE  HIGH RETURN EQUITY  SMALL MID CAP VALUE  GLOBAL THEMATIC
                                  SUBACCOUNT           SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                                   (CLASS B)            (CLASS B)           (CLASS B)          (CLASS B)
                              -------------------  ------------------  -------------------  ---------------
ASSETS:
   Investments at fair value      $10,210,680          $17,533,632          $8,142,916         $4,975,405
                                  -----------          -----------          ----------         ----------
         Total Assets              10,210,680           17,533,632           8,142,916          4,975,405
                                  -----------          -----------          ----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                 1,554                2,556               1,228                755
      Administrative fees                 126                  216                 101                 62
   Due to MetLife Insurance
      Company of Connecticut               --                   --                  --                 --
                                  -----------          -----------          ----------         ----------
         Total Liabilities              1,680                2,772               1,329                817
                                  -----------          -----------          ----------         ----------
NET ASSETS                        $10,209,000          $17,530,860          $8,141,587         $4,974,588
                                  ===========          ===========          ==========         ==========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII
                              GOVERNMENT & AGENCY        DWSII           DWSII
                                   SECURITIES      GROWTH ALLOCATION  HIGH INCOME
                                   SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                   (CLASS B)           (CLASS B)       (CLASS B)
                              -------------------  -----------------  -----------
ASSETS:
   Investments at fair value       $1,496,424         $17,863,295      $4,937,779
                                   ----------         -----------      ----------
         Total Assets               1,496,424          17,863,295       4,937,779
                                   ----------         -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges                   228               2,708             742
      Administrative fees                  18                 221              61
   Due to MetLife Insurance
      Company of Connecticut               --                 --               --
                                   ----------         -----------      ----------
         Total Liabilities                246               2,929             803
                                   ----------         -----------      ----------
NET ASSETS                         $1,496,178         $17,860,366      $4,936,976
                                   ==========         ===========      ==========

                              DWSII INTERNATIONAL    DWSII JANUS         DWSII
                                 SELECT EQUITY     GROWTH & INCOME  LARGE CAP VALUE
                                  SUBACCOUNT          SUBACCOUNT       SUBACCOUNT
                                   (CLASS B)          (CLASS B)        (CLASS B)
                              -------------------  ---------------  ---------------
ASSETS:
   Investments at fair value       $6,359,240         $2,243,087       $3,178,408
                                   ----------         ----------       ----------
         Total Assets               6,359,240          2,243,087        3,178,408
                                   ----------         ----------       ----------
LIABILITIES:
   Other payables
      Insurance charges                   987                347              491
      Administrative fees                  79                 28               40
Due to MetLife Insurance
   Company of Connecticut                  --                 --               --
                                   ----------         ----------       ----------
      Total Liabilities                 1,066                375              531
                                   ----------         ----------       ----------
NET ASSETS                         $6,358,174         $2,242,712       $3,177,877
                                   ==========         ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                   DWSII              DWSII            DWSII          DWSII
                              MID CAP GROWTH  MODERATE ALLOCATION  MONEY MARKET  SMALL CAP GROWTH
                                SUBACCOUNT        SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                 (CLASS B)         (CLASS B)         (CLASS B)       (CLASS B)
                              --------------  -------------------  ------------  ----------------
ASSETS:
   Investments at fair value    $964,295         $17,240,810        $4,766,123     $3,151,441
                                --------         -----------        ----------     ----------
         Total Assets            964,295          17,240,810         4,766,123      3,151,441
                                --------         -----------        ----------     ----------
LIABILITIES:
   Other payables
      Insurance charges              134               2,615               682            501
      Administrative fees             12                 213                59             39
   Due to MetLife Insurance
      Company of Connecticut          --                  --                --             --
                                --------         -----------        ----------     ----------
         Total Liabilities           146               2,828               741            540
                                --------         -----------        ----------     ----------
NET ASSETS                      $964,149         $17,237,982        $4,765,382     $3,150,901
                                ========         ===========        ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                                              DWSII                             FIDELITY VIP                        FTVIPT FRANKLIN
                                 DWSII    TURNER MID CAP     FIDELITY VIP     DYNAMIC CAPITAL      FIDELITY VIP    RISING DIVIDENDS
                              TECHNOLOGY      GROWTH          CONTRAFUND        APPRECIATION         MID CAP          SECURITIES
                              SUBACCOUNT    SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                               (CLASS B)    (CLASS B)     (SERVICE CLASS 2)  (SERVICE CLASS 2)  (SERVICE CLASS 2)      (CLASS 2)
                              ----------  --------------  -----------------  -----------------  -----------------  ----------------
ASSETS:
   Investments at fair value  $1,543,034    $2,585,960       $25,971,107        $1,484,573        $30,671,393        $13,499,890
         Total Assets         ----------    ----------       -----------        ----------        -----------        -----------
                               1,543,034     2,585,960        25,971,107         1,484,573         30,671,393         13,499,890
LIABILITIES:                  ----------    ----------       -----------        ----------        -----------        -----------
   Other payables
      Insurance charges              228           406             3,868               212              4,463              1,965
      Administrative fees             19            32               322                18                381                168
   Due to MetLife Insurance
      Company of Connecticut          --            --                --                --                 --                 --
                              ----------    ----------       -----------        ----------        -----------        -----------
         Total Liabilities           247           438             4,190               230              4,844              2,133
                              ----------    ----------       -----------        ----------        -----------        -----------
NET ASSETS                    $1,542,787    $2,585,522       $25,966,917        $1,484,343        $30,666,549        $13,497,757
                              ==========    ==========       ===========        ==========        ===========        ===========


   The accompanying notes are an integral part of these financial statements.

                               FTVIPT FRANKLIN    FTVIPT TEMPLETON                          JANUS ASPEN
                                SMALL MID-CAP    DEVELOPING MARKETS   FTVIPT TEMPLETON      GLOBAL LIFE
                              GROWTH SECURITIES      SECURITIES      FOREIGN SECURITIES      SCIENCES
                                  SUBACCOUNT         SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                   (CLASS 2)          (CLASS 2)           (CLASS 2)      (SERVICE SHARES)
                              -----------------  ------------------  ------------------  ----------------
ASSETS:
   Investments at fair value      $7,329,984         $17,565,342         $21,789,963         $305,965
                                  ----------         -----------         -----------         --------
         Total Assets              7,329,984          17,565,342          21,789,963          305,965
                                  ----------         -----------         -----------         --------
LIABILITIES:
   Other payables
      Insurance charges                1,032               2,551               3,201               43
      Administrative fees                 91                 216                 269                4
   Due to MetLife Insurance
      Company of Connecticut              --                  --                  --               --
                                  ----------         -----------         -----------         --------
         Total Liabilities             1,123               2,767               3,470               47
                                  ----------         -----------         -----------         --------
NET ASSETS                        $7,328,861         $17,562,575         $21,786,493         $305,918
                                  ==========         ===========         ===========         ========

   The accompanying notes are an integral part of these financial statements.

                                 JANUS ASPEN        JANUS ASPEN          LMPVET             LMPVET          LMPVET        LMPVET
                              GLOBAL TECHNOLOGY  WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH  APPRECIATION  EQUITY INDEX
                                  SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                               (SERVICE SHARES)  (SERVICE SHARES)      (CLASS I)          (CLASS II)       (CLASS I)    (CLASS II)
                              -----------------  ----------------  -----------------  -----------------  ------------  ------------
ASSETS:
   Investments at fair value      $2,856,610         $289,994          $7,205,488         $6,942,448      $1,645,885    $13,109,760
                                  ----------         --------          ----------         ----------      ----------    -----------
         Total Assets              2,856,610          289,994           7,205,488          6,942,448       1,645,885     13,109,760
                                  ----------         --------          ----------         ----------      ----------    -----------
LIABILITIES:
   Other payables
      Insurance charges                  427               43               1,082              1,030             242          1,929
      Administrative fees                 35                4                  90                 86              20            163
   Due to MetLife Insurance
      Company of Connecticut              --               --                  --                 --              --             --
                                  ----------         --------          ----------         ----------      ----------    -----------
         Total Liabilities               462               47               1,172              1,116             262          2,092
                                  ----------         --------          ----------         ----------      ----------    -----------
NET ASSETS                        $2,856,148         $289,947          $7,204,316         $6,941,332      $1,645,623    $13,107,668
                                  ==========         ========          ==========         ==========      ==========    ===========

   The accompanying notes are an integral part of these financial statements.

                                   LMPVET          LMPVET         LMPVET            LMPVET
                              FUNDAMENTAL VALUE   INVESTORS  LARGE CAP GROWTH  SMALL CAP GROWTH
                                  SUBACCOUNT     SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                  (CLASS I)       (CLASS I)      (CLASS I)         (CLASS I)
                              -----------------  ----------  ----------------  ----------------
ASSETS:
   Investments at fair value      $4,590,855     $3,080,115     $2,440,026        $4,921,726
                                  ----------     ----------     ----------        ----------
         Total Assets              4,590,855      3,080,115      2,440,026         4,921,726
                                  ----------     ----------     ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  669            458            368               736
      Administrative fees                 56             38             30                61
   Due to MetLife Insurance
      Company of Connecticut              --             --             --                --
                                  ----------     ----------     ----------        ----------
         Total Liabilities               725            496            398               797
                                  ----------     ----------     ----------        ----------
NET ASSETS                        $4,590,130     $3,079,619     $2,439,628        $4,920,929
                                  ==========     ==========     ==========        ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                      MIST
                                                      LMPVET           LMPVIT     BATTERYMARCH  MIST BLACKROCK  MIST BLACKROCK
                                   LMPVET       CAPITAL AND INCOME   ADJUSTABLE  MID-CAP STOCK    HIGH YIELD    LARGE-CAP CORE
                              SOCIAL AWARENESS      SUBACCOUNT      RATE INCOME    SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                 SUBACCOUNT         (CLASS II)       SUBACCOUNT    (CLASS A)       (CLASS A)       (CLASS E)
                              ----------------  ------------------  -----------  -------------  --------------  --------------
ASSETS:
   Investments at fair value     $1,016,608         $4,785,578       $2,424,118    $5,296,486     $11,726,776     $4,252,489
                                 ----------         ----------       ----------    ----------     -----------     ----------
         Total Assets             1,016,608          4,785,578        2,424,118     5,296,486      11,726,776      4,252,489
                                 ----------         ----------       ----------    ----------     -----------     ----------
LIABILITIES:
   Other payables
      Insurance charges                 143                679              361           764           1,579            658
      Administrative fees                12                 59               30            66             144             53
   Due to MetLife Insurance
      Company of Connecticut             --              3,867               --            --              --             --
                                 ----------         ----------       ----------    ----------     -----------     ----------
         Total Liabilities              155              4,605              391           830           1,723            711
                                 ----------         ----------       ----------    ----------     -----------     ----------
NET ASSETS                       $1,016,453         $4,780,973       $2,423,727    $5,295,656     $11,725,053     $4,251,778
                                 ==========         ==========       ==========    ==========     ===========     ==========

   The accompanying notes are an integral part of these financial statements.

                                                    MIST
                                MIST DREMAN    HARRIS OAKMARK      MIST          MIST
                              SMALL-CAP VALUE  INTERNATIONAL   JANUS FORTY  LAZARD MID-CAP
                                SUBACCOUNT       SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                 (CLASS A)       (CLASS A)      (CLASS A)     (CLASS B)
                              ---------------  --------------  -----------  --------------
ASSETS:
   Investments at fair value      $499,083       $7,221,372    $10,612,239     $430,006
                                  --------       ----------    -----------     --------
         Total Assets              499,083        7,221,372     10,612,239      430,006
                                  --------       ----------    -----------     --------
LIABILITIES:
   Other payables
      Insurance charges                 72            1,090          1,552           62
      Administrative fees                6               89            132            5
   Due to MetLife Insurance
      Company of Connecticut            --               --             --           --
                                  --------       ----------    -----------     --------
         Total Liabilities              78            1,179          1,684           67
                                  --------       ----------    -----------     --------
NET ASSETS                        $499,005       $7,220,193    $10,610,555     $429,939
                                  ========       ==========    ===========     ========

   The accompanying notes are an integral part of these financial statements.

                                      MIST
                              LEGG MASON PARTNERS  MIST LORD ABBETT   MIST LORD ABBETT
                                 MANAGED ASSETS     BOND DEBENTURE   GROWTH AND INCOME
                                   SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                   (CLASS A)           (CLASS A)         (CLASS B)
                              -------------------  ----------------  -----------------
ASSETS:
   Investments at fair value       $4,379,421         $3,988,384        $28,512,995
                                   ----------         ----------        -----------
         Total Assets               4,379,421          3,988,384         28,512,995
                                   ----------         ----------        -----------
LIABILITIES:
   Other payables
      Insurance charges                   654                595              3,742
      Administrative fees                  54                 49                354
   Due to MetLife Insurance
      Company of Connecticut               --                 --                 --
                                   ----------         ----------        -----------
         Total Liabilities                708                644              4,096
                                   ----------         ----------        -----------
NET ASSETS                         $4,378,713         $3,987,740        $28,508,899
                                   ==========         ==========        ===========

                              MIST LORD ABBETT      MIST MET/AIM          MIST MET/AIM
                                MID-CAP VALUE   CAPITAL APPRECIATION  CAPITAL APPRECIATION
                                 SUBACCOUNT          SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)           (CLASS A)             (CLASS E)
                              ----------------  --------------------  --------------------
ASSETS:
   Investments at fair value     $12,279,411         $2,899,011            $6,777,774
                                 -----------         ----------            ----------
         Total Assets             12,279,411          2,899,011             6,777,774
                                 -----------         ----------            ----------
LIABILITIES:
   Other payables
      Insurance charges                1,832                428                   973
      Administrative fees                152                 36                    84
   Due to MetLife Insurance
      Company of Connecticut              --                 --                    --
                                 -----------         ----------            ----------
         Total Liabilities             1,984                464                 1,057
                                 -----------         ----------            ----------
NET ASSETS                       $12,277,427         $2,898,547            $6,776,717
                                 ===========         ==========            ==========

   The accompanying notes are an integral part of these financial statements.

                                                     MIST            MIST
                                MIST MET/AIM     MFS EMERGING    MFS RESEARCH     MIST
                              SMALL CAP GROWTH  MARKETS EQUITY  INTERNATIONAL   MFS VALUE
                                 SUBACCOUNT       SUBACCOUNT      SUBACCOUNT   SUBACCOUNT
                                 (CLASS A)         (CLASS A)      (CLASS B)     (CLASS A)
                              ----------------  --------------  -------------  ----------
ASSETS:
   Investments at fair value      $439,458        $6,019,504      $2,036,191   $9,217,868
                                  --------        ----------      ----------   ----------
         Total Assets              439,458         6,019,504       2,036,191    9,217,868
                                  --------        ----------      ----------   ----------
LIABILITIES:
   Other payables
      Insurance charges                 65               875             292        1,374
      Administrative fees                5                75              25          114
   Due to MetLife Insurance
      Company of Connecticut            --                --              --           --
                                  --------        ----------      ----------   ----------
         Total Liabilities              70               950             317        1,488
                                  --------        ----------      ----------   ----------
NET ASSETS                        $439,388        $6,018,554      $2,035,874   $9,216,380
                                  ========        ==========      ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                                    MIST                MIST               MIST
                              NEUBERGER BERMAN       OPPENHEIMER      PIMCO INFLATION      MIST
                                REAL ESTATE     CAPITAL APPRECIATION  PROTECTED BOND   PIONEER FUND
                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT      SUBACCOUNT
                                 (CLASS A)            (CLASS B)          (CLASS A)      (CLASS A)
                              ----------------  --------------------  ---------------  ------------
ASSETS:
   Investments at fair value     $12,979,313         $6,810,890         $11,978,775     $1,096,201
                                 -----------         ----------         -----------     ----------
         Total Assets             12,979,313          6,810,890          11,978,775      1,096,201
                                 -----------         ----------         -----------     ----------
LIABILITIES:
   Other payables
      Insurance charges                1,851                979               1,745            156
      Administrative fees                158                 84                 147             13
   Due to MetLife Insurance
      Company of Connecticut              --                 --                  --             --
                                 -----------         ----------         -----------     ----------
         Total Liabilities             2,009              1,063               1,892            169
                                 -----------         ----------         -----------     ----------
NET ASSETS                       $12,977,304         $6,809,827         $11,976,883     $1,096,032
                                 ===========         ==========         ===========     ==========

                                     MIST              MIST
                              PIONEER STRATEGIC   THIRD AVENUE
                                   INCOME        SMALL CAP VALUE
                                 SUBACCOUNT        SUBACCOUNT
                                  (CLASS A)         (CLASS B)
                              -----------------  ---------------
ASSETS:
   Investments at fair value      $9,598,429       $23,373,093
                                  ----------       -----------
         Total Assets              9,598,429        23,373,093
                                  ----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                1,400             3,402
      Administrative fees                118               290
   Due to MetLife Insurance
      Company of Connecticut              --                --
                                  ----------       -----------
         Total Liabilities             1,518             3,692
                                  ----------       -----------
NET ASSETS                        $9,596,911       $23,369,401
                                  ==========       ===========

   The accompanying notes are an integral part of these financial statements.

                                MSF BLACKROCK    MSF BLACKROCK  MSF BLACKROCK       MSF
                              AGGRESSIVE GROWTH   BOND INCOME    MONEY MARKET  FI LARGE CAP
                                  SUBACCOUNT      SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                                  (CLASS D)        (CLASS A)      (CLASS A)      (CLASS A)
                              -----------------  -------------  -------------  ------------
ASSETS:
   Investments at fair value      $5,818,822       $8,452,200    $34,542,169    $4,555,852
                                  ----------       ----------    -----------    ----------
         Total Assets              5,818,822        8,452,200     34,542,169     4,555,852
                                  ----------       ----------    -----------    ----------
LIABILITIES:
   Other payables
      Insurance charges                  834            1,225          5,132           688
      Administrative fees                 72              104            426            57
   Due to MetLife Insurance
      Company of Connecticut              --               --             --            --
                                  ----------       ----------    -----------    ----------
         Total Liabilities               906            1,329          5,558           745
                                  ----------       ----------    -----------    ----------
NET ASSETS                        $5,817,916       $8,450,871    $34,536,611    $4,555,107
                                  ==========       ==========    ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                                       MSF METLIFE       MSF METLIFE
                                     MSF             MSF METLIFE       CONSERVATIVE    CONSERVATIVE TO
                              FI VALUE LEADERS  AGGRESSIVE ALLOCATION   ALLOCATION   MODERATE ALLOCATION
                                 SUBACCOUNT           SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                  (CLASS D)           (CLASS B)         (CLASS B)         (CLASS B)
                              ----------------  ---------------------  ------------  -------------------
ASSETS:
   Investments at fair value     $11,078,851          $2,058,480        $2,799,822        $3,940,255
                                 -----------          ----------        ----------        ----------
         Total Assets             11,078,851           2,058,480         2,799,822         3,940,255
                                 -----------          ----------        ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                1,658                 337               447               582
      Administrative fees                137                  25                34                48
   Due to MetLife Insurance
      Company of Connecticut              --                  --                --                --
                                 -----------          ----------        ----------        ----------
         Total Liabilities             1,795                 362               481               630
                                 -----------          ----------        ----------        ----------
NET ASSETS                       $11,077,056          $2,058,118        $2,799,341        $3,939,625
                                 ===========          ==========        ==========        ==========

                                                        MSF METLIFE
                                  MSF METLIFE           MODERATE TO
                              MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                   SUBACCOUNT            SUBACCOUNT
                                   (CLASS B)             (CLASS B)
                              -------------------  ---------------------
ASSETS:
   Investments at fair value      $12,646,298          $6,675,290
                                  -----------          ----------
         Total Assets              12,646,298           6,675,290
                                  -----------          ----------
LIABILITIES:
   Other payables
      Insurance charges                 1,952               1,004
      Administrative fees                 157                  82
   Due to MetLife Insurance
      Company of Connecticut               --                  --
                                  -----------          ----------
         Total Liabilities              2,109               1,086
                                  -----------          ----------
NET ASSETS                        $12,644,189          $6,674,204
                                  ===========          ==========

   The accompanying notes are an integral part of these financial statements.

                                                               MSF              MSF
                                 MSF MFS       MSF MFS     OPPENHEIMER     T. ROWE PRICE
                              TOTAL RETURN  TOTAL RETURN  GLOBAL EQUITY   LARGE CAP GROWTH
                               SUBACCOUNT    SUBACCOUNT    SUBACCOUNT        SUBACCOUNT
                               (CLASS B)      (CLASS F)     (CLASS B)        (CLASS B)
                              ------------  ------------  -------------  -----------------
ASSETS:
   Investments at fair value   $5,485,040    $33,331,699   $33,278,095      $2,730,610
                               ----------    -----------   -----------      ----------
         Total Assets           5,485,040     33,331,699    33,278,095       2,730,610
                               ----------    -----------   -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges               850          4,894         4,888             394
      Administrative fees              68            412           412              34
   Due to MetLife Insurance
      Company of Connecticut           --             --            --              --
                               ----------    -----------   -----------      ----------
         Total Liabilities            918          5,306         5,300             428
                               ----------    -----------   -----------      ----------
NET ASSETS                     $5,484,122    $33,326,393   $33,272,795      $2,730,182
                               ==========    ===========   ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                              MSF WESTERN ASSET
                                  MANAGEMENT           PIMCO VIT            PIONEER
                               U.S. GOVERNMENT        TOTAL RETURN         BOND VCT
                                  SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                                  (CLASS A)      (ADMINISTRATIVE CLASS)   (CLASS II)
                              -----------------  ----------------------  ------------
ASSETS:
   Investments at fair value      $5,929,526           $27,025,149        $9,708,191
                                  ----------           -----------        ----------
         Total Assets              5,929,526            27,025,149         9,708,191
                                  ----------           -----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  767                 3,960             1,396
      Administrative fees                 73                   332               119
   Due to MetLife Insurance
      Company of Connecticut              --                    --                --
                                  ----------           -----------        ----------
         Total Liabilities               840                 4,292             1,515
                                  ----------           -----------        ----------
NET ASSETS                        $5,928,686           $27,020,857        $9,706,676
                                  ==========           ===========        ==========

                                   PIONEER      PIONEER EMERGING       PIONEER
                              CULLEN VALUE VCT     MARKETS VCT    EQUITY INCOME VCT
                                 SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                 (CLASS II)        (CLASS II)         (CLASS II)
                              ----------------  ----------------  -----------------
ASSETS:
   Investments at fair value     $8,261,796        $16,569,716       $12,466,829
                                 ----------        -----------       -----------
         Total Assets             8,261,796         16,569,716        12,466,829
                                 ----------        -----------       -----------
LIABILITIES:
   Other payables
      Insurance charges               1,160              2,383             1,701
      Administrative fees               103                205               155
   Due to MetLife Insurance
      Company of Connecticut             --                 --                --
                                 ----------        -----------       -----------
         Total Liabilities            1,263              2,588             1,856
                                 ----------        -----------       -----------
NET ASSETS                       $8,260,533        $16,567,128       $12,464,973
                                 ==========        ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                                               PIONEER                     PIONEER IBBOTSON
                                 PIONEER       GLOBAL          PIONEER        AGGRESSIVE
                                FUND VCT   HIGH YIELD VCT  HIGH YIELD VCT   ALLOCATION VCT
                               SUBACCOUNT    SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                               (CLASS II)     CLASS II)      (CLASS II)       (CLASS II)
                              -----------  --------------  --------------  ----------------
ASSETS:
   Investments at fair value  $16,553,420    $5,154,571      $13,521,455      $5,526,540
                              -----------    ----------      -----------      ----------
         Total Assets          16,553,420     5,154,571       13,521,455       5,526,540
                              -----------    ----------      -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges             2,454           793            1,908             787
      Administrative fees             206            63              167              68
   Due to MetLife Insurance
      Company of Connecticut           --            --               --              --
                              -----------    ----------      -----------      ----------
         Total Liabilities          2,660           856            2,075             855
                              -----------    ----------      -----------      ----------
NET ASSETS                    $16,550,760    $5,153,715      $13,519,380      $5,525,685
                              ===========    ==========      ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                                                     PIONEER
                              PIONEER IBBOTSON  PIONEER IBBOTSON                       PIONEER                      OAK RIDGE
                                   GROWTH           MODERATE           PIONEER      INTERNATIONAL  PIONEER MID CAP  LARGE CAP
                               ALLOCATION VCT    ALLOCATION VCT   INDEPENDENCE VCT    VALUE VCT       VALUE VCT     GROWTH VCT
                                 SUBACCOUNT        SUBACCOUNT        SUBACCOUNT       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                 (CLASS II)        (CLASS II)        (CLASS II)       (CLASS II)     (CLASS II)     (CLASS II)
                              ----------------  ----------------  ----------------  -------------  ---------------  ----------
ASSETS:
   Investments at fair value    $110,661,932       $56,554,705       $2,297,936       $5,797,434     $11,423,418    $6,041,552
                                ------------       -----------       ----------       ----------     -----------    ----------
         Total Assets            110,661,932        56,554,705        2,297,936        5,797,434      11,423,418     6,041,552
                                ------------       -----------       ----------       ----------     -----------    ----------
LIABILITIES:
   Other payables
      Insurance charges               18,852             9,293              340              829           1,595           885
      Administrative fees              1,367               699               28               72             141            75
   Due to MetLife Insurance
      Company of Connecticut              --                --               --               --              --            --
                                ------------       -----------       ----------       ----------     -----------    ----------
         Total Liabilities            20,219             9,992              368              901           1,736           960
                                ------------       -----------       ----------       ----------     -----------    ----------
NET ASSETS                      $110,641,713       $56,544,713       $2,297,568       $5,796,533     $11,421,682    $6,040,592
                                ============       ===========       ==========       ==========     ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                              PIONEER REAL ESTATE  PIONEER SMALL  PIONEER STRATEGIC  VAN KAMPEN LIT
                                  SHARES VCT       CAP VALUE VCT     INCOME VCT         COMSTOCK
                                  SUBACCOUNT         SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                  (CLASS II)         (CLASS II)       (CLASS II)       (CLASS II)
                              -------------------  -------------  -----------------  --------------
ASSETS:
   Investments at fair value       $7,785,868        $6,895,810      $22,425,511       $12,613,255
                                   ----------        ----------      -----------       -----------
         Total Assets               7,785,868         6,895,810       22,425,511        12,613,255
                                   ----------        ----------      -----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                 1,088               979            3,202             1,865
      Administrative fees                  95                85              276               156
   Due to MetLife Insurance
      Company of Connecticut               --                --               --                --
                                   ----------        ----------      -----------       -----------
         Total Liabilities              1,183             1,064            3,478             2,021
                                   ----------        ----------      -----------       -----------
NET ASSETS                         $7,784,685        $6,894,746      $22,422,033       $12,611,234
                                   ==========        ==========      ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                                   VAN KAMPEN
                                 LIT ENTERPRISE
                              SUBACCOUNT (CLASS II)
                              ---------------------
ASSETS:
   Investments at fair value         $189,891
                                     --------
         Total Assets                 189,891
                                     --------
LIABILITIES:
   Other payables
      Insurance charges                    27
      Administrative fees                   2
   Due to MetLife Insurance
      Company of Connecticut               --
                                     --------
         Total Liabilities                 29
                                     --------
NET ASSETS                           $189,862
                                     ========

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2007

                                             AIM V.I. MID CAP   AIM V.I.   AIM V.I. CAPITAL   ALGER AMERICAN
                                                CORE EQUITY     UTILITIES    APPRECIATION    LEVERAGED ALLCAP
                                                SUBACCOUNT     SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                                (SERIES II)    (SERIES I)   (SERIES II) (a)      (CLASS S)
                                             ----------------  ----------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  1,345       $ 49,273      $       --         $     --
                                                 --------       --------      ----------         --------
EXPENSES:
      Mortality and expense risk
         charges                                   51,418         44,514          33,013           52,511
      Administrative charges                        4,233          3,801           2,823            4,498
                                                 --------       --------      ----------         --------
         Total expenses                            55,651         48,315          35,836           57,009
                                                 --------       --------      ----------         --------
            Net investment income (loss)          (54,306)           958         (35,836)         (57,009)
                                                 --------       --------      ----------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  40,418        127,712              --               --
      Realized gains (losses) on sale of
         investments                               50,016        181,290       1,270,367          139,677
                                                 --------       --------      ----------         --------
            Net realized gains (losses)            90,434        309,002       1,270,367          139,677
                                                 --------       --------      ----------         --------
      Change in unrealized gains (losses)
         on investments                           156,099        104,574        (860,370)         669,548
                                                 --------       --------      ----------         --------
      Net increase (decrease) in net assets
         resulting from operations               $192,227       $414,534      $  374,161         $752,216
                                                 ========       ========      ==========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             AMERICAN FUNDS  AMERICAN FUNDS  AMERICAN FUNDS
                                              GLOBAL GROWTH   GROWTH-INCOME      GROWTH
                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                (CLASS 2)       (CLASS 2)       (CLASS 2)
                                             --------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                $  622,675     $  705,051       $  433,751
                                               ----------     ----------       ----------
EXPENSES:
      Mortality and expense risk
         charges                                  413,178        878,208        1,035,266
      Administrative charges                       34,228         71,925           85,828
                                               ----------     ----------       ----------
         Total expenses                           447,406        950,133        1,121,094
                                               ----------     ----------       ----------
            Net investment income (loss)          175,269       (245,082)        (687,343)
                                               ----------     ----------       ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 934,214      1,569,583        3,895,771
      Realized gains (losses) on sale of
         investments                              680,919      1,016,429        1,761,503
                                               ----------     ----------       ----------
            Net realized gains (losses)         1,615,133      2,586,012        5,657,274
                                               ----------     ----------       ----------
      Change in unrealized gains (losses)
         on investments                           854,120       (842,340)         552,156
                                               ----------     ----------       ----------
      Net increase (decrease) in net assets
         resulting from operations             $2,644,522     $1,498,590       $5,522,087
                                               ==========     ==========       ==========

                                              CREDIT SUISSE                        DREYFUS MIDCAP
                                             TRUST EMERGING  CREDIT SUISSE TRUST        STOCK
                                                 MARKETS       GLOBAL SMALL CAP      SUBACCOUNT
                                             SUBACCOUNT (a)      SUBACCOUNT       (SERVICE SHARES)
                                             --------------  -------------------  ----------------
INVESTMENT INCOME:
      Dividends                               $        --         $     --           $  15,504
                                              -----------         --------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                   27,846           14,625              91,534
      Administrative charges                        2,331            1,197               7,658
                                              -----------         --------           ---------
         Total expenses                            30,177           15,822              99,192
                                              -----------         --------           ---------
            Net investment income (loss)          (30,177)         (15,822)            (83,688)
                                              -----------         --------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --               --             606,080
      Realized gains (losses) on sale of
         investments                            1,976,912           66,303              (8,117)
                                              -----------         --------           ---------
            Net realized gains (losses)         1,976,912           66,303             597,963
                                              -----------         --------           ---------
      Change in unrealized gains (losses)
         on investments                        (1,764,857)         (96,614)           (513,759)
                                              -----------         --------           ---------
      Net increase (decrease) in net assets
         resulting from operations            $   181,878         $(46,133)          $     516
                                              ===========         ========           =========

   The accompanying notes are an integral part of these financial statements.

                                              DREYFUS SOCIALLY      DREYFUS VIF       DREYFUS VIF          DWS VIT
                                             RESPONSIBLE GROWTH    APPRECIATION    DEVELOPING LEADERS  EQUITY 500 INDEX
                                                 SUBACCOUNT         SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                              (SERVICE SHARES)   (INITIAL SHARES)   (INITIAL SHARES)      (CLASS B)
                                             ------------------  ----------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                    $   779           $ 38,516         $    61,518         $ 59,456
                                                   -------           --------         -----------         --------
EXPENSES:
      Mortality and expense risk
         charges                                     5,256             44,024             150,099           94,485
      Administrative charges                           427              3,699              12,336            7,850
                                                   -------           --------         -----------         --------
         Total expenses                              5,683             47,723             162,435          102,335
                                                   -------           --------         -----------         --------
            Net investment income (loss)            (4,904)            (9,207)           (100,917)         (42,879)
                                                   -------           --------         -----------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                 --           1,075,555               --
      Realized gains (losses) on sale of
         investments                                 9,041             66,377             (73,226)         162,027
                                                   -------           --------         -----------         --------
            Net realized gains (losses)              9,041             66,377           1,002,329          162,027
                                                   -------           --------         -----------         --------
      Change in unrealized gains (losses)
         on investments                             11,045             66,542          (1,967,078)          44,325
                                                   -------           --------         -----------         --------
      Net increase (decrease) in net assets
         resulting from operations                 $15,182           $123,712         $(1,065,666)        $163,473
                                                   =======           ========         ===========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 DWS VIT RREEF                DWSI            DWSII
                                             REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES   BALANCED
                                                   SUBACCOUNT             SUBACCOUNT       SUBACCOUNT
                                                   (CLASS B)               (CLASS B)        (CLASS B)
                                             ----------------------  --------------------  ----------
INVESTMENT INCOME:
      Dividends                                   $    52,812              $  35,463        $115,799
                                                  -----------              ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                      111,958                 65,714          72,813
      Administrative charges                            9,186                  5,337           5,843
                                                  -----------              ---------        --------
         Total expenses                               121,144                 71,051          78,656
                                                  -----------              ---------        --------
            Net investment income (loss)              (68,332)               (35,588)         37,143
                                                  -----------              ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     910,579                244,883              --
      Realized gains (losses) on sale of
         investments                                  201,550                155,433          65,476
                                                  -----------              ---------        --------
            Net realized gains (losses)             1,112,129                400,316          65,476
                                                  -----------              ---------        --------
      Change in unrealized gains (losses)
         on investments                            (2,174,650)              (143,574)         (6,068)
                                                  -----------              ---------        --------
      Net increase (decrease) in net assets
         resulting from operations                $(1,130,853)             $ 221,154        $ 96,551
                                                  ===========              =========        ========

                                                DWSI          DWSI             DWSI
                                                BOND     CAPITAL GROWTH  GROWTH & INCOME
                                             SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                                              (CLASS B)     (CLASS B)       (CLASS B)

                                             ----------  --------------  ---------------
INVESTMENT INCOME:
      Dividends                               $ 35,835     $  20,182       $  58,130
                                              --------     ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                 9,821       145,214         129,624
      Administrative charges                       854        11,834           9,980
                                              --------     ---------       ---------
         Total expenses                         10,675       157,048         139,604
                                              --------     ---------       ---------
            Net investment income (loss)        25,160      (136,866)        (81,474)
                                              --------     ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --            --          91,145
      Realized gains (losses) on sale of
         investments                           (18,577)      227,802         130,451
                                              --------     ---------       ---------
            Net realized gains (losses)        (18,577)      227,802         221,596
                                              --------     ---------       ---------
      Change in unrealized gains (losses)
         on investments                         (7,337)      646,315        (193,561)
                                              --------     ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations            $   (754)    $ 737,251       $ (53,439)
                                              ========     =========       =========

   The accompanying notes are an integral part of these financial statements.

                                                DWSI          DWSII            DWSII          DWSII
                                             HEALTH CARE  INTERNATIONAL  STRATEGIC INCOME   BLUE CHIP
                                             SUBACCOUNT     SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
                                              (CLASS B)     (CLASS B)        (CLASS B)      (CLASS B)
                                             -----------  -------------  ----------------  ----------
INVESTMENT INCOME:
      Dividends                               $     --      $112,675         $291,880       $  41,090
                                              --------      --------         --------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                52,635       107,724           92,930         109,305
      Administrative charges                     4,236         8,472            7,537           9,063
                                              --------      --------         --------       ---------
         Total expenses                         56,871       116,196          100,467         118,368
                                              --------      --------         --------       ---------
            Net investment income (loss)       (56,871)       (3,521)         191,413         (77,278)
                                              --------      --------         --------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions              170,485            --               --         678,183
      Realized gains (losses) on sale of
         investments                            62,968       176,045            7,506         109,032
                                              --------      --------         --------       ---------
            Net realized gains (losses)        233,453       176,045            7,506         787,215
                                              --------      --------         --------       ---------
      Change in unrealized gains (losses)
         on investments                        103,781       448,543          (49,877)       (592,261)
                                              --------      --------         --------       ---------
      Net increase (decrease) in net assets
           resulting from operations          $280,363      $621,067         $149,042       $ 117,676
                                              ========      ========         ========       =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                             DWSII CONSERVATIVE        DWSII               DWSII
                                                 ALLOCATION      CORE FIXED INCOME  DAVIS VENTURE VALUE
                                                 SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                                 (CLASS B)           (CLASS B)           (CLASS B)
                                             ------------------  -----------------  -------------------
INVESTMENT INCOME:
      Dividends                                  $ 227,018           $249,050             $  32,127
                                                 ---------           --------             ---------
EXPENSES:
      Mortality and expense risk
         charges                                   207,619            117,038               186,563
      Administrative charges                        17,132              9,741                15,142
                                                 ---------           --------             ---------
         Total expenses                            224,751            126,779               201,705
                                                 ---------           --------             ---------
            Net investment income (loss)             2,267            122,271              (169,578)
                                                 ---------           --------             ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  306,559                 --               124,347
      Realized gains (losses) on sale of
         investments                                93,163             (1,675)              258,201
                                                 ---------           --------             ---------
            Net realized gains (losses)            399,722             (1,675)              382,548
                                                 ---------           --------             ---------
      Change in unrealized gains (losses)
         on investments                           (108,886)            (7,065)              (15,321)
                                                 ---------           --------             ---------
      Net increase (decrease) in net assets
         resulting from operations               $ 293,103           $113,531             $ 197,649
                                                 =========           ========             =========

                                                                 DWSII DREMAN
                                                DWSII DREMAN     SMALL MID CAP       DWSII
                                             HIGH RETURN EQUITY      VALUE      GLOBAL THEMATIC
                                                 SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                 (CLASS B)         (CLASS B)       (CLASS B)
                                             ------------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $   199,182       $    53,504      $  11,450
                                                -----------       -----------      ---------
EXPENSES:
      Mortality and expense risk
         charges                                    334,160           164,026         88,046
      Administrative charges                         28,301            13,584          7,251
                                                -----------       -----------      ---------
         Total expenses                             362,461           177,610         95,297
                                                -----------       -----------      ---------
            Net investment income (loss)           (163,279)         (124,106)       (83,847)
                                                -----------       -----------      ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   157,885         1,283,824        654,590
      Realized gains (losses) on sale of
         investments                                363,967           222,419        171,518
                                                -----------       -----------      ---------
            Net realized gains (losses)             521,852         1,506,243        826,108
                                                -----------       -----------      ---------
      Change in unrealized gains (losses)
         on investments                          (1,081,781)       (1,276,884)      (595,507)
                                                -----------       -----------      ---------
      Net increase (decrease) in net assets
         resulting from operations              $  (723,208)      $   105,253      $ 146,754
                                                ===========       ===========      =========

   The accompanying notes are an integral part of these financial statements.

                                                    DWSII
                                             GOVERNMENT & AGENCY        DWSII           DWSII     DWSII INTERNATIONAL
                                                 SECURITIES       GROWTH ALLOCATION  HIGH INCOME     SELECT EQUITY
                                                 SUBACCOUNT           SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)           (CLASS B)       (CLASS B)        (CLASS B)
                                             -------------------  -----------------  -----------  -------------------
INVESTMENT INCOME:
      Dividends                                    $ 75,954           $  364,592      $ 408,130         $120,555
                                                   --------           ----------      ---------         --------
EXPENSES:
      Mortality and expense risk
         charges                                     32,482              341,589         98,619          107,422
      Administrative charges                          2,745               27,862          8,206            8,408
                                                   --------           ----------      ---------         --------
         Total expenses                              35,227              369,451        106,825          115,830
                                                   --------           ----------      ---------         --------
            Net investment income (loss)             40,727               (4,859)       301,305            4,725
                                                   --------           ----------      ---------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --              930,469             --          484,245
      Realized gains (losses) on sale of
         investments                                (21,291)             281,044        (43,617)         229,167
                                                   --------           ----------      ---------         --------
            Net realized gains (losses)             (21,291)           1,211,513        (43,617)         713,412
                                                   --------           ----------      ---------         --------
      Change in unrealized gains (losses)
         on investments                              36,490             (561,650)      (347,996)         (41,110)
                                                   --------           ----------      ---------         --------
      Net increase (decrease) in net assets
         resulting from operations                 $ 55,926           $  645,004      $ (90,308)        $677,027
                                                   ========           ==========      =========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                               DWSII JANUS         DWSII            DWSII
                                             GROWTH & INCOME  LARGE CAP VALUE  MID CAP GROWTH
                                               SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                                (CLASS B)        (CLASS B)        (CLASS B)
                                             ---------------  ---------------  --------------
INVESTMENT INCOME:
      Dividends                                 $   4,797        $  37,985        $      --
                                                ---------        ---------        ---------
EXPENSES:
      Mortality and expense risk
         charges                                   43,298           54,768           15,358
      Administrative charges                        3,467            4,386            1,335
                                                ---------        ---------        ---------
         Total expenses                            46,765           59,154           16,693
                                                ---------        ---------        ---------
            Net investment income (loss)          (41,968)         (21,169)         (16,693)
                                                ---------        ---------        ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --          100,919               --
      Realized gains (losses) on sale of
         investments                               99,507           78,336           72,947
                                                ---------        ---------        ---------
            Net realized gains (losses)            99,507          179,255           72,947
                                                ---------        ---------        ---------
      Change in unrealized gains (losses)
         on investments                            35,667          137,069          (10,600)
                                                ---------        ---------        ---------
      Net increase (decrease) in net assets
         resulting from operations              $  93,206        $ 295,155        $  45,654
                                                =========        =========        =========

                                                    DWSII            DWSII            DWSII
                                             MODERATE ALLOCATION  MONEY MARKET  SMALL CAP GROWTH
                                                 SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)        (CLASS B)        (CLASS B)
                                             -------------------  ------------  ----------------
INVESTMENT INCOME:
      Dividends                                   $ 390,433         $ 235,473       $      --
                                                  ---------         ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                    324,843            93,444          59,944
      Administrative charges                         26,424             8,034           4,666
                                                  ---------         ---------       ---------
         Total expenses                             351,267           101,478          64,610
                                                  ---------         ---------       ---------
            Net investment income (loss)             39,166           133,995         (64,610)
                                                  ---------         ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   646,027                --              --
      Realized gains (losses) on sale of
         investments                                214,308                --         104,459
                                                  ---------         ---------       ---------
            Net realized gains (losses)             860,335                --         104,459
                                                  ---------         ---------       ---------
      Change in unrealized gains (losses)
         on investments                            (360,839)               --          61,972
                                                  ---------         ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 538,662         $ 133,995       $ 101,821
                                                  =========         =========       =========

   The accompanying notes are an integral part of these financial statements.

                                                              DWSII                           FIDELITY VIP
                                               DWSII     TURNER MID CAP     FIDELITY VIP     DYNAMIC CAPITAL
                                             TECHNOLOGY      GROWTH          CONTRAFUND       APPRECIATION
                                             SUBACCOUNT    SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                             (CLASS B)      (CLASS B)    (SERVICE CLASS 2)  (SERVICE CLASS 2)
                                             ----------  --------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                               $     --      $     --        $   184,895         $   1,784
                                              --------      --------        -----------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                22,601        43,926            426,787            29,735
      Administrative charges                     1,816         3,447             35,656             2,563
                                              --------      --------        -----------         ---------
         Total expenses                         24,417        47,373            462,443            32,298
                                              --------      --------        -----------         ---------
            Net investment income (loss)       (24,417)      (47,373)          (277,548)          (30,514)
                                              --------      --------        -----------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --       190,548          6,319,085           169,566
      Realized gains (losses) on sale of
         investments                            37,650        61,794            393,163           107,119
                                              --------      --------        -----------         ---------
            Net realized gains (losses)         37,650       252,342          6,712,248           276,685
                                              --------      --------        -----------         ---------
      Change in unrealized gains (losses)
         on investments                         71,963       260,457         (3,121,266)         (154,341)
                                              --------      --------        -----------         ---------
      Net increase (decrease) in net assets
         resulting from operations            $ 85,196      $465,426        $ 3,313,434         $  91,830
                                              ========      ========        ===========         =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                FTVIPT FRANKLIN    FTVIPT FRANKLIN
                                               FIDELITY VIP     RISING DIVIDENDS    SMALL MID-CAP
                                                  MID CAP          SECURITIES     GROWTH SECURITIES
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                             (SERVICE CLASS 2)     (CLASS 2)          (CLASS 2)
                                             -----------------  ----------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $  147,700        $   356,462         $      --
                                                ----------        -----------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                   523,783            261,250           105,188
      Administrative charges                        44,794             22,373             9,099
                                                ----------        -----------         ---------
         Total expenses                            568,577            283,623           114,287
                                                ----------        -----------         ---------
            Net investment income (loss)          (420,877)            72,839          (114,287)
                                                ----------        -----------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                2,678,617            218,633           399,100
      Realized gains (losses) on sale of
         investments                               407,638            309,869           157,122
                                                ----------        -----------         ---------
            Net realized gains (losses)          3,086,255            528,502           556,222
                                                ----------        -----------         ---------
      Change in unrealized gains (losses)
         on investments                            973,936         (1,279,780)          (13,503)
                                                ----------        -----------         ---------
      Net increase (decrease) in net assets
         resulting from operations              $3,639,314        $  (678,439)        $ 428,432
                                                ==========        ===========         =========
                                              FTVIPT TEMPLETON                         JANUS ASPEN
                                             DEVELOPING MARKETS   FTVIPT TEMPLETON     GLOBAL LIFE
                                                 SECURITIES      FOREIGN SECURITIES      SCIENCES
                                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                                 (CLASS 2)            (CLASS 2)      (SERVICE SHARES)
                                             ------------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  340,975          $  428,228          $    --
                                                 ----------          ----------          -------
EXPENSES:
      Mortality and expense risk
         charges                                    274,050             382,492            4,353
      Administrative charges                         23,275              32,091              360
                                                 ----------          ----------          -------
         Total expenses                             297,325             414,583            4,713
                                                 ----------          ----------          -------
            Net investment income (loss)             43,650              13,645           (4,713)
                                                 ----------          ----------          -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 1,171,637             976,737               --
      Realized gains (losses) on sale of
         investments                              1,097,532             818,125           14,564
                                                 ----------          ----------          -------
            Net realized gains (losses)           2,269,169           1,794,862           14,564
                                                 ----------          ----------          -------
      Change in unrealized gains (losses)
         on investments                           1,263,051             802,529           32,755
                                                 ----------          ----------          -------
      Net increase (decrease) in net assets
         resulting from operations               $3,575,870          $2,611,036          $42,606
                                                 ==========          ==========          =======

   The accompanying notes are an integral part of these financial statements.

                                                JANUS ASPEN        JANUS ASPEN          LMPVET             LMPVET
                                             GLOBAL TECHNOLOGY  WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                                                 SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                              (SERVICE SHARES)  (SERVICE SHARES)    (CLASS I) (b)      (CLASS II) (b)
                                             -----------------  ----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                   $  9,073           $ 1,506          $      --          $      --
                                                  --------           -------          ---------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                    25,208             4,717             96,064             86,905
      Administrative charges                         2,087               394              7,961              7,277
                                                  --------           -------          ---------          ---------
         Total expenses                             27,295             5,111            104,025             94,182
                                                  --------           -------          ---------          ---------
            Net investment income (loss)           (18,222)           (3,605)          (104,025)           (94,182)
                                                  --------           -------          ---------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                --             41,475             39,796
      Realized gains (losses) on sale of
         investments                                19,478             9,782            (13,865)           (10,293)
                                                  --------           -------          ---------          ---------
            Net realized gains (losses)             19,478             9,782             27,610             29,503
                                                  --------           -------          ---------          ---------
      Change in unrealized gains (losses)
         on investments                            230,422            10,593           (293,058)          (287,503)
                                                  --------           -------          ---------          ---------
      Net increase (decrease) in net assets
         resulting from operations                $231,678           $16,770          $(369,473)         $(352,182)
                                                  ========           =======          =========          =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 LMPVET        LMPVET           LMPVET
                                              APPRECIATION  EQUITY INDEX  FUNDAMENTAL VALUE
                                               SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                                             (CLASS I) (b)   (CLASS II)     (CLASS I) (b)
                                             -------------  ------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $ 17,535      $ 211,924       $  57,471
                                                --------      ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                  20,647        240,413          57,079
      Administrative charges                       1,757         20,294           4,857
                                                --------      ---------       ---------
         Total expenses                           22,404        260,707          61,936
                                                --------      ---------       ---------
            Net investment income (loss)          (4,869)       (48,783)         (4,465)
                                                --------      ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                135,727        612,599         224,186
      Realized gains (losses) on sale of
         investments                               3,552        281,850          (3,203)
                                                --------      ---------       ---------
            Net realized gains (losses)          139,279        894,449         220,983
                                                --------      ---------       ---------
      Change in unrealized gains (losses)
         on investments                          (89,742)      (450,289)       (471,368)
                                                --------      ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations              $ 44,668      $ 395,377       $(254,850)
                                                ========      =========       =========

                                               LMPVET         LMPVET            LMPVET
                                              INVESTORS  LARGE CAP GROWTH  SMALL CAP GROWTH
                                             SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                              (CLASS I)    (CLASS I) (b)       (CLASS I)
                                             ----------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                               $ 39,313       $  1,036          $     --
                                              --------       --------          --------
EXPENSES:
      Mortality and expense risk
         charges                                57,237         31,224            90,607
      Administrative charges                     4,766          2,579             7,534
                                              --------       --------          --------
         Total expenses                         62,003         33,803            98,141
                                              --------       --------          --------
            Net investment income (loss)       (22,690)       (32,767)          (98,141)
                                              --------       --------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               83,520             --           342,461
      Realized gains (losses) on sale of
         investments                            43,129          2,557            99,374
                                              --------       --------          --------
            Net realized gains (losses)        126,649          2,557           441,835
                                              --------       --------          --------
      Change in unrealized gains (losses)
         on investments                        (40,968)        11,416            42,975
                                              --------       --------          --------
      Net increase (decrease) in net assets
         resulting from operations            $ 62,991       $(18,794)         $386,669
                                              ========       ========          ========

   The accompanying notes are an integral part of these financial statements.

                                                                  LMPVPI          LMPVPI           LMPVPII
                                                  LMPVET          ALL CAP        ALL CAP      GROWTH AND INCOME
                                             SOCIAL AWARENESS   SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                                SUBACCOUNT     (CLASS I) (a)  (CLASS II) (a)    (CLASS I) (a)
                                             ----------------  -------------  --------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $ 13,570        $  13,293       $     91         $     980
                                                 --------        ---------       --------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                   16,636           25,605          1,238             9,370
      Administrative charges                        1,455            2,172            111               793
                                                 --------        ---------       --------         ---------
         Total expenses                            18,091           27,777          1,349            10,163
                                                 --------        ---------       --------         ---------
            Net investment income (loss)           (4,521)         (14,484)        (1,258)           (9,183)
                                                 --------        ---------       --------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 157,381          230,450         12,520            70,393
      Realized gains (losses) on sale of
         investments                                4,474          760,038         11,533           278,292
                                                 --------        ---------       --------         ---------
            Net realized gains (losses)           161,855          990,488         24,053           348,685
                                                 --------        ---------       --------         ---------
      Change in unrealized gains (losses)
         on investments                           (74,669)        (760,158)       (11,222)         (267,009)
                                                 --------        ---------       --------         ---------
      Net increase (decrease) in net assets
         resulting from operations               $ 82,665        $ 215,846       $ 11,573         $  72,493
                                                 ========        =========       ========         =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                  LMPVPI             LMPVPII           LMPVPII
                                             LARGE CAP GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                              (CLASS I) (a)      (CLASS I) (a)      (CLASS II) (a)
                                             ----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $      --        $        --        $        --
                                                 ---------        -----------        -----------
EXPENSES:
      Mortality and expense risk
         charges                                    15,165             48,946             39,785
      Administrative charges                         1,246              4,051              3,346
                                                 ---------        -----------        -----------
         Total expenses                             16,411             52,997             43,131
                                                 ---------        -----------        -----------
            Net investment income (loss)           (16,411)           (52,997)           (43,131)
                                                 ---------        -----------        -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --             21,243             17,943
      Realized gains (losses) on sale of
         investments                               393,380          1,905,882          1,410,393
                                                 ---------        -----------        -----------
            Net realized gains (losses)            393,380          1,927,125          1,428,336
                                                 ---------        -----------        -----------
      Change in unrealized gains (losses)
         on investments                           (271,145)        (1,587,920)        (1,154,276)
                                                 ---------        -----------        -----------
      Net increase (decrease) in net assets
         resulting from operations               $ 105,824        $   286,208        $   230,929
                                                 =========        ===========        ===========

                                                   LMPVET           LMPVIT        LMPVPI
                                             CAPITAL AND INCOME   ADJUSTABLE   TOTAL RETURN
                                                 SUBACCOUNT      RATE INCOME    SUBACCOUNT
                                               (CLASS II) (b)     SUBACCOUNT  (CLASS II) (a)
                                             ------------------  -----------  --------------
INVESTMENT INCOME:
      Dividends                                  $  57,286         $117,161     $  25,178
                                                 ---------         --------     ---------
EXPENSES:
      Mortality and expense risk
         charges                                    54,464           48,832        24,170
      Administrative charges                         4,760            4,041         2,121
                                                 ---------         --------     ---------
         Total expenses                             59,224           52,873        26,291
                                                 ---------         --------     ---------
            Net investment income (loss)            (1,938)          64,288        (1,113)
                                                 ---------         --------     ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  762,235               --        28,496
      Realized gains (losses) on sale of
         investments                                 3,366           (1,954)      394,209
                                                 ---------         --------     ---------
            Net realized gains (losses)            765,601           (1,954)      422,705
                                                 ---------         --------     ---------
      Change in unrealized gains (losses)
         on investments                           (770,491)         (72,946)     (299,259)
                                                 ---------         --------     ---------
      Net increase (decrease) in net assets
         resulting from operations               $  (6,828)        $(10,612)    $ 122,333
                                                 =========         ========     =========

   The accompanying notes are an integral part of these financial statements.

                                                                                   MIST
                                                LORD ABBETT      LORD ABBETT    BATTERYMARCH   MIST BLACKROCK
                                             GROWTH AND INCOME  MID-CAP VALUE  MID-CAP STOCK     HIGH YIELD
                                                SUBACCOUNT        SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                               (CLASS VC)(a)    (CLASS VC)(a)    (CLASS A)       (CLASS A)
                                             -----------------  -------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $        --       $       --     $  17,393       $ 545,775
                                                -----------       ----------     ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                     89,218           77,616        96,681         167,735
      Administrative charges                          7,214            6,436         8,350          15,128
                                                -----------       ----------     ---------       ---------
         Total expenses                              96,432           84,052       105,031         182,863
                                                -----------       ----------     ---------       ---------
            Net investment income (loss)            (96,432)         (84,052)      (87,638)        362,912
                                                -----------       ----------     ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --               --       693,497              --
      Realized gains (losses) on sale of
         investments                              2,133,663        2,182,490       (20,610)         (4,093)
                                                -----------       ----------     ---------       ---------
            Net realized gains (losses)           2,133,663        2,182,490       672,887          (4,093)
                                                -----------       ----------     ---------       ---------
      Change in unrealized gains (losses)
         on investments                          (1,472,754)        (801,611)     (362,707)       (523,685)
                                                -----------       ----------     ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations              $   564,477       $1,296,827     $ 222,542       $(164,866)
                                                ===========       ==========     =========       =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             MIST BLACKROCK  MIST BLACKROCK    MIST DREMAN
                                             LARGE-CAP CORE  LARGE-CAP CORE  SMALL-CAP VALUE
                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                              (CLASS E)(b)    (CLASS A)(a)      (CLASS A)
                                             --------------  --------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $     --        $  34,038        $     --
                                                --------        ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                  58,198           29,208           9,161
      Administrative charges                       4,695            2,362             783
                                                --------        ---------        --------
         Total expenses                           62,893           31,570           9,944
                                                --------        ---------        --------
            Net investment income (loss)         (62,893)           2,468          (9,944)
                                                --------        ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --          296,540           2,763
      Realized gains (losses) on sale of
         investments                              15,733          252,749          12,236
                                                --------        ---------        --------
            Net realized gains (losses)           15,733          549,289          14,999
                                                --------        ---------        --------
      Change in unrealized gains (losses)
         on investments                           38,779         (323,399)        (23,082)
                                                --------        ---------        --------
      Net increase (decrease) in net assets
         resulting from operations              $ (8,381)       $ 228,358        $(18,027)
                                                ========        =========        ========

                                                  MIST
                                             HARRIS OAKMARK      MIST            MIST
                                              INTERNATIONAL  JANUS FORTY   LAZARD MID-CAP
                                               SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                               (CLASS A)       (CLASS A)    (CLASS B)(b)
                                             --------------  ------------  --------------
INVESTMENT INCOME:
      Dividends                                 $  71,730     $   15,083       $    --
                                                ---------     ----------       --------
EXPENSES:
      Mortality and expense risk
         charges                                  136,748        159,348          5,637
      Administrative charges                       11,361         13,486            482
                                                ---------     ----------       --------
         Total expenses                           148,109        172,834          6,119
                                                ---------     ----------       --------
            Net investment income (loss)          (76,379)      (157,751)        (6,119)
                                                ---------     ----------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 615,472      1,450,374             --
      Realized gains (losses) on sale of
         investments                               79,383         24,950         (1,201)
                                                ---------     ----------       --------
            Net realized gains (losses)           694,855      1,475,324         (1,201)
                                                ---------     ----------       --------
      Change in unrealized gains (losses)
         on investments                          (855,323)       957,135        (54,598)
                                                ---------     ----------       --------
      Net increase (decrease) in net assets
         resulting from operations              $(236,847)    $2,274,708       $(61,918)
                                                =========     ==========       ========

   The accompanying notes are an integral part of these financial statements.

                                                    MIST
                                             LEGG MASON PARTNERS  MIST LORD ABBETT   MIST LORD ABBETT  MIST LORD ABBETT
                                                MANAGED ASSETS     BOND DEBENTURE   GROWTH AND INCOME    MID-CAP VALUE
                                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                                  (CLASS A)           (CLASS A)         (CLASS B)          (CLASS B)
                                             -------------------  ----------------  -----------------  ----------------
INVESTMENT INCOME:
      Dividends                                   $ 104,641           $231,242          $ 135,508         $     2,472
                                                  ---------           --------          ---------         -----------
EXPENSES:
      Mortality and expense risk
         charges                                     79,461             75,371            404,296             168,017
      Administrative charges                          6,587              6,212             38,255              13,957
                                                  ---------           --------          ---------         -----------
         Total expenses                              86,048             81,583            442,551             181,974
                                                  ---------           --------          ---------         -----------
            Net investment income (loss)             18,593            149,659           (307,043)           (179,502)
                                                  ---------           --------          ---------         -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   367,837              5,333            696,294              52,109
      Realized gains (losses) on sale of
         investments                                  9,421             49,072            142,939             (85,461)
                                                  ---------           --------          ---------         -----------
            Net realized gains (losses)             377,258             54,405            839,233             (33,352)
                                                  ---------           --------          ---------         -----------
      Change in unrealized gains (losses)
         on investments                            (213,538)            (8,594)          (502,781)         (1,251,102)
                                                  ---------           --------          ---------         -----------
      Net increase (decrease) in net assets
         resulting from operations                $ 182,313           $195,470          $  29,409         $(1,463,956)
                                                  =========           ========          =========         ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 MIST MET/AIM          MIST MET/AIM        MIST MET/AIM
                                             CAPITAL APPRECIATION  CAPITAL APPRECIATION  SMALL CAP GROWTH
                                                  SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                                  (CLASS A)           (CLASS E) (b)          (CLASS A)
                                             --------------------  --------------------  ----------------
INVESTMENT INCOME:
      Dividends                                    $  2,566              $     --             $    --
                                                   --------              --------             -------
EXPENSES:
      Mortality and expense risk
         charges                                     51,509                78,651               5,904
      Administrative charges                          4,336                 6,764                 495
                                                   --------              --------             -------
         Total expenses                              55,845                85,415               6,399
                                                   --------              --------             -------
            Net investment income (loss)            (53,279)              (85,415)             (6,399)
                                                   --------              --------             -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     7,044                    --               2,839
      Realized gains (losses) on sale of
         investments                                (11,136)               10,334               6,043
                                                   --------              --------             -------
            Net realized gains (losses)              (4,092)               10,334               8,882
                                                   --------              --------             -------
      Change in unrealized gains (losses)
         on investments                             324,540               254,599               6,763
                                                   --------              --------             -------
      Net increase (decrease) in net assets
         resulting from operations                 $267,169              $179,518             $ 9,246
                                                   ========              ========             =======

                                                  MIST            MIST
                                              MFS EMERGING    MFS RESEARCH     MIST
                                             MARKETS EQUITY  INTERNATIONAL   MFS VALUE
                                               SUBACCOUNT      SUBACCOUNT   SUBACCOUNT
                                              (CLASS A) (b)  (CLASS B) (b)   (CLASS A)
                                             --------------  -------------  ----------
INVESTMENT INCOME:
      Dividends                                $       --       $     --    $      56
                                               ----------       --------    ---------
EXPENSES:
      Mortality and expense risk
         charges                                   65,182         13,522      160,783
      Administrative charges                        5,509          1,202       13,424
                                               ----------       --------    ---------
         Total expenses                            70,691         14,724      174,207
                                               ----------       --------    ---------
            Net investment income (loss)          (70,691)       (14,724)    (174,151)
                                               ----------       --------    ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --             --      167,300
      Realized gains (losses) on sale of
         investments                              108,210          2,006      105,009
                                               ----------       --------    ---------
            Net realized gains (losses)           108,210          2,006      272,309
                                               ----------       --------    ---------
      Change in unrealized gains (losses)
         on investments                         1,139,133         65,605      358,674
                                               ----------       --------    ---------
      Net increase (decrease) in net assets
         resulting from operations             $1,176,652       $ 52,887    $ 456,832
                                               ==========       ========    =========

   The accompanying notes are an integral part of these financial statements.

                                                   MIST                MIST               MIST
                                             NEUBERGER BERMAN      OPPENHEIMER       PIMCO INFLATION      MIST
                                               REAL ESTATE     CAPITAL APPRECIATION  PROTECTED BOND   PIONEER FUND
                                                SUBACCOUNT          SUBACCOUNT         SUBACCOUNT      SUBACCOUNT
                                                (CLASS A)           (CLASS B)         (CLASS A) (b)     (CLASS A)
                                             ----------------  --------------------  ---------------  ------------
INVESTMENT INCOME:
      Dividends                                $   173,503           $      --          $      --       $ 12,448
                                               -----------           ---------          ---------       --------
EXPENSES:
      Mortality and expense risk
         charges                                   278,512             107,485            138,961         24,161
      Administrative charges                        23,947               9,276             11,733          2,073
                                               -----------           ---------          ---------       --------
         Total expenses                            302,459             116,761            150,694         26,234
                                               -----------           ---------          ---------       --------
            Net investment income (loss)          (128,956)           (116,761)          (150,694)       (13,786)
                                               -----------           ---------          ---------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                1,390,332             371,361                 --             --
      Realized gains (losses) on sale of
         investments                               296,919              61,135             24,102         59,189
                                               -----------           ---------          ---------       --------
            Net realized gains (losses)          1,687,251             432,496             24,102         59,189
                                               -----------           ---------          ---------       --------
      Change in unrealized gains (losses)
         on investments                         (4,223,659)            335,584            810,364          1,961
                                               -----------           ---------          ---------       --------
      Net increase (decrease) in net assets
         resulting from operations             $(2,665,364)          $ 651,319          $ 683,772       $ 47,364
                                               ===========           =========          =========       ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                   MIST              MIST
                                              MIST PIONEER  PIONEER STRATEGIC    THIRD AVENUE
                                             MID-CAP VALUE        INCOME       SMALL CAP VALUE
                                               SUBACCOUNT       SUBACCOUNT        SUBACCOUNT
                                             (CLASS A) (a)      (CLASS A)         (CLASS B)
                                             -------------  -----------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $  1,939        $  64,143        $   119,533
                                                --------        ---------        -----------
EXPENSES:
      Mortality and expense risk
         charges                                   2,626          165,907            384,609
      Administrative charges                         225           13,960             32,531
                                                --------        ---------        -----------
         Total expenses                            2,851          179,867            417,140
                                                --------        ---------        -----------
            Net investment income (loss)            (912)        (115,724)          (297,607)
                                                --------        ---------        -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 69,071               --            785,123
      Realized gains (losses) on sale of
         investments                               1,319           23,086           (112,979)
                                                --------        ---------        -----------
            Net realized gains (losses)           70,390           23,086            672,144
                                                --------        ---------        -----------
      Change in unrealized gains (losses)
         on investments                          (22,913)         511,935         (2,462,404)
                                                --------        ---------        -----------
      Net increase (decrease) in net assets
         resulting from operations              $ 46,565        $ 419,297        $(2,087,867)
                                                ========        =========        ===========

                                               MSF BLACKROCK    MSF BLACKROCK  MSF BLACKROCK
                                             AGGRESSIVE GROWTH   BOND INCOME   MONEY MARKET
                                                 SUBACCOUNT       SUBACCOUNT    SUBACCOUNT
                                                 (CLASS D)        (CLASS A)      (CLASS A)
                                             -----------------  -------------  -------------
INVESTMENT INCOME:
      Dividends                                  $      --         $266,005      $1,398,760
                                                 ---------         --------      ----------
EXPENSES:
      Mortality and expense risk
         charges                                    92,150          146,498         521,249
      Administrative charges                         7,966           12,407          42,462
                                                 ---------         --------      ----------
         Total expenses                            100,116          158,905         563,711
                                                 ---------         --------      ----------
            Net investment income (loss)          (100,116)         107,100         835,049
                                                 ---------         --------      ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --               --              --
      Realized gains (losses) on sale of
         investments                                49,747           40,283              --
                                                 ---------         --------      ----------
            Net realized gains (losses)             49,747           40,283              --
                                                 ---------         --------      ----------
      Change in unrealized gains (losses)
         on investments                            926,137          205,044              --
                                                 ---------         --------      ----------
      Net increase (decrease) in net assets
         resulting from operations               $ 875,768         $352,427      $  835,049
                                                 =========         ========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                                    MSF METLIFE
                                                 MSF             MSF              MSF METLIFE       CONSERVATIVE
                                             FI LARGE CAP  FI VALUE LEADERS  AGGRESSIVE ALLOCATION   ALLOCATION
                                              SUBACCOUNT      SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                              (CLASS A)       (CLASS D)            (CLASS B)         (CLASS B)
                                             ------------  ----------------  ---------------------  ------------
INVESTMENT INCOME:
      Dividends                               $   7,850       $   94,886           $  1,086           $     --
                                              ---------       ----------           --------           --------
EXPENSES:
      Mortality and expense risk
         charges                                 86,945          206,873             39,062             45,152
      Administrative charges                      7,165           17,142              2,973              3,504
                                              ---------       ----------           --------           --------
         Total expenses                          94,110          224,015             42,035             48,656
                                              ---------       ----------           --------           --------
            Net investment income (loss)        (86,260)        (129,129)           (40,949)           (48,656)
                                              ---------       ----------           --------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               325,613        1,027,273              3,122              1,320
      Realized gains (losses) on sale of
         investments                              7,258           20,878             20,953             59,407
                                              ---------       ----------           --------           --------
            Net realized gains (losses)         332,871        1,048,151             24,075             60,727
                                              ---------       ----------           --------           --------
      Change in unrealized gains (losses)
         on investments                        (148,568)        (661,337)            13,243             65,380
                                              ---------       ----------           --------           --------
      Net increase (decrease) in net assets
         resulting from operations            $  98,043       $  257,685           $ (3,631)          $ 77,451
                                              =========       ==========           ========           ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 MSF METLIFE                                MSF METLIFE
                                               CONSERVATIVE TO        MSF METLIFE           MODERATE TO
                                             MODERATE ALLOCATION  MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                                  SUBACCOUNT          SUBACCOUNT             SUBACCOUNT
                                                  (CLASS B)            (CLASS B)              (CLASS B)
                                             -------------------  -------------------  ---------------------
INVESTMENT INCOME:
      Dividends                                   $     --             $   1,046             $   2,539
                                                  --------             ---------             ---------
EXPENSES:
      Mortality and expense risk
         charges                                    56,051               236,125               136,643
      Administrative charges                         4,659                18,827                10,996
                                                  --------             ---------             ---------
         Total expenses                             60,710               254,952               147,639
                                                  --------             ---------             ---------
            Net investment income (loss)           (60,710)             (253,906)             (145,100)
                                                  --------             ---------             ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    6,783                18,833                10,158
      Realized gains (losses) on sale of
         investments                                52,356               125,272               298,820
                                                  --------             ---------             ---------
            Net realized gains (losses)             59,139               144,105               308,978
                                                  --------             ---------             ---------
      Change in unrealized gains (losses)
         on investments                             47,336               349,440                30,367
                                                  --------             ---------             ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 45,765             $ 239,639             $ 194,245
                                                  ========             =========             =========

                                                                              MSF
                                               MSF MFS        MSF MFS     OPPENHEIMER
                                             TOTAL RETURN  TOTAL RETURN  GLOBAL EQUITY
                                              SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                              (CLASS B)     (CLASS F)      (CLASS B)
                                             ------------  ------------  -------------
INVESTMENT INCOME:
      Dividends                               $  84,935     $  673,358    $  317,860
                                              ---------     ----------    ----------
EXPENSES:
      Mortality and expense risk
         charges                                 86,694        613,982       622,265
      Administrative charges                      7,040         51,644        53,400
                                              ---------     ----------    ----------
         Total expenses                          93,734        665,626       675,665
                                              ---------     ----------    ----------
            Net investment income (loss)         (8,799)         7,732      (357,805)
                                              ---------     ----------    ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               145,763      1,136,117       527,032
      Realized gains (losses) on sale of
         investments                             35,524        274,520       599,413
                                              ---------     ----------    ----------
            Net realized gains (losses)         181,287      1,410,637     1,126,445
                                              ---------     ----------    ----------
      Change in unrealized gains (losses)
         on investments                        (106,545)      (670,943)      822,708
                                              ---------     ----------    ----------
      Net increase (decrease) in net assets
         resulting from operations            $  65,943     $  747,426    $1,591,348
                                              =========     ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                    MSF        MSF WESTERN ASSET  MSF WESTERN ASSET
                                               T. ROWE PRICE    MANAGEMENT HIGH    MANAGEMENT U.S.            PIMCO VIT
                                             LARGE CAP GROWTH      YIELD BOND         GOVERNMENT             REAL RETURN
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT             SUBACCOUNT
                                                 (CLASS B)       (CLASS A) (a)        (CLASS A)      (ADMINISTRATIVE CLASS) (a)
                                             ----------------  -----------------  -----------------  --------------------------
INVESTMENT INCOME:
      Dividends                                  $  4,920          $ 755,882           $166,660              $ 174,451
                                                 --------          ---------           --------              ---------
EXPENSES:
      Mortality and expense risk
         charges                                   45,591             40,197             94,528                 65,458
      Administrative charges                        3,941              3,577              9,026                  5,547
                                                 --------          ---------           --------              ---------
         Total expenses                            49,532             43,774            103,554                 71,005
                                                 --------          ---------           --------              ---------
            Net investment income (loss)          (44,612)           712,108             63,106                103,446
                                                 --------          ---------           --------              ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  22,694             64,810                 --                     --
      Realized gains (losses) on sale of
         investments                               27,649             (5,953)            50,596               (699,546)
                                                 --------          ---------           --------              ---------
            Net realized gains (losses)            50,343             58,857             50,596               (699,546)
                                                 --------          ---------           --------              ---------
      Change in unrealized gains (losses)
         on investments                           164,458           (497,478)            43,861                811,182
                                                 --------          ---------           --------              ---------
      Net increase (decrease) in net assets
         resulting from operations               $170,189          $ 273,487           $157,563              $ 215,082
                                                 ========          =========           ========              =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                    PIMCO VIT              PIONEER           PIONEER
                                                  TOTAL RETURN       AMERICA INCOME VCT     BOND VCT
                                                   SUBACCOUNT            SUBACCOUNT        SUBACCOUNT
                                             (ADMINISTRATIVE CLASS)    (CLASS II) (c)    (CLASS II) (d)
                                             ----------------------  ------------------  --------------
INVESTMENT INCOME:
      Dividends                                    $1,257,131             $368,403          $ 62,589
                                                   ----------             --------          --------
EXPENSES:
      Mortality and expense risk
         charges                                      468,166              139,286            24,197
      Administrative charges                           39,275               12,017             2,059
                                                   ----------             --------          --------
         Total expenses                               507,441              151,303            26,256
                                                   ----------             --------          --------
            Net investment income (loss)              749,690              217,100            36,333
                                                   ----------             --------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                          --                   --                --
      Realized gains (losses) on sale of
         investments                                  (84,476)             (93,308)              656
                                                   ----------             --------          --------
            Net realized gains (losses)               (84,476)             (93,308)              656
                                                   ----------             --------          --------
      Change in unrealized gains (losses)
         on investments                             1,029,439              208,007            68,283
                                                   ----------             --------          --------
      Net increase (decrease) in net assets
         resulting from operations                 $1,694,653             $331,799          $105,272
                                                   ==========             ========          ========

                                                  PIONEER             PIONEER             PIONEER
                                             CULLEN VALUE VCT  EMERGING MARKETS VCT  EQUITY INCOME VCT
                                                SUBACCOUNT          SUBACCOUNT           SUBACCOUNT
                                                (CLASS II)          (CLASS II)           (CLASS II)
                                             ----------------  --------------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $ 58,406           $   46,012           $ 303,198
                                                 --------           ----------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                  122,310              238,994             217,290
      Administrative charges                       10,875               20,417              19,814
                                                 --------           ----------           ---------
         Total expenses                           133,185              259,411             237,104
                                                 --------           ----------           ---------
            Net investment income (loss)          (74,779)            (213,399)             66,094
                                                 --------           ----------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --            1,370,335             413,833
      Realized gains (losses) on sale of
         investments                               61,965              609,502             265,655
                                                 --------           ----------           ---------
            Net realized gains (losses)            61,965            1,979,837             679,488
                                                 --------           ----------           ---------
      Change in unrealized gains (losses)
         on investments                           291,114            2,768,304            (959,180)
                                                 --------           ----------           ---------
      Net increase (decrease) in net assets
         resulting from operations               $278,300           $4,534,742           $(213,598)
                                                 ========           ==========           =========

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER EQUITY     PIONEER   PIONEER GLOBAL      PIONEER
                                             OPPORTUNITY VCT   FUND VCT   HIGH YIELD VCT  HIGH YIELD VCT
                                               SUBACCOUNT     SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
                                             (CLASS II) (c)   (CLASS II)    (CLASS II)      (CLASS II)
                                             ---------------  ----------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                  $  1,204      $121,356     $ 386,732        $726,895
                                                 --------      --------     ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                   10,166       203,537        89,961         245,987
      Administrative charges                          858        17,093         7,170          21,477
                                                 --------      --------     ---------        --------
         Total expenses                            11,024       220,630        97,131         267,464
                                                 --------      --------     ---------        --------
            Net investment income (loss)           (9,820)      (99,274)      289,601         459,431
                                                 --------      --------     ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  84,195            --        72,706          13,146
      Realized gains (losses) on sale of
         investments                                9,400       239,790        (3,262)        121,720
                                                 --------      --------     ---------        --------
            Net realized gains (losses)            93,595       239,790        69,444         134,866
                                                 --------      --------     ---------        --------
      Change in unrealized gains (losses)
         on investments                           (18,944)      121,440      (395,188)        (54,625)
                                                 --------      --------     ---------        --------
      Net increase (decrease) in net assets
         resulting from operations               $ 64,831      $261,956     $ (36,143)       $539,672
                                                 ========      ========     =========        ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER IBBOTSON  PIONEER IBBOTSON  PIONEER IBBOTSON
                                                AGGRESSIVE          GROWTH           MODERATE
                                              ALLOCATION VCT    ALLOCATION VCT    ALLOCATION VCT
                                                SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                                (CLASS II)        (CLASS II)        (CLASS II)
                                             ----------------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $ 66,113         $   939,850       $  491,128
                                                 --------         -----------       ----------
EXPENSES:
      Mortality and expense risk
         charges                                   90,830           1,921,363          963,328
      Administrative charges                        7,897             139,506           72,828
                                                 --------         -----------       ----------
         Total expenses                            98,727           2,060,869        1,036,156
                                                 --------         -----------       ----------
            Net investment income (loss)          (32,614)         (1,121,019)        (545,028)
                                                 --------         -----------       ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 161,831           1,714,800          600,089
      Realized gains (losses) on sale of
         investments                               24,928             268,591          307,405
                                                 --------         -----------       ----------
            Net realized gains (losses)           186,759           1,983,391          907,494
                                                 --------         -----------       ----------
      Change in unrealized gains (losses)
         on investments                           (20,808)          1,225,391          938,264
                                                 --------         -----------       ----------
      Net increase (decrease) in net assets
         resulting from operations               $133,337         $ 2,087,763       $1,300,730
                                                 ========         ===========       ==========

                                                                  PIONEER
                                                 PIONEER       INTERNATIONAL  PIONEER MID CAP
                                             INDEPENDENCE VCT    VALUE VCT       VALUE VCT
                                                SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                (CLASS II)       (CLASS II)      (CLASS II)
                                             ----------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                  $     --         $ 15,589      $   68,569
                                                 --------         --------      ----------
EXPENSES:
      Mortality and expense risk
         charges                                   38,898           88,008         199,462
      Administrative charges                        3,284            7,572          17,650
                                                 --------         --------      ----------
         Total expenses                            42,182           95,580         217,112
                                                 --------         --------      ----------
            Net investment income (loss)          (42,182)         (79,991)       (148,543)
                                                 --------         --------      ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --           53,857       1,225,256
      Realized gains (losses) on sale of
         investments                               48,691          219,660        (155,109)
                                                 --------         --------      ----------
            Net realized gains (losses)            48,691          273,517       1,070,147
                                                 --------         --------      ----------
      Change in unrealized gains (losses)
         on investments                           109,418          293,415        (602,644)
                                                 --------         --------      ----------
      Net increase (decrease) in net assets
         resulting from operations               $115,927         $486,941      $  318,960
                                                 ========         ========      ==========

   The accompanying notes are an integral part of these financial statements.

                                               PIONEER
                                              OAK RIDGE    PIONEER         PIONEER
                                              LARGE CAP  REAL ESTATE  SMALL AND MID CAP  PIONEER SMALL
                                             GROWTH VCT   SHARES VCT      GROWTH VCT     CAP VALUE VCT
                                             SUBACCOUNT   SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                             (CLASS II)   (CLASS II)    (CLASS II) (c)     (CLASS II)
                                             ----------  -----------  -----------------  -------------
INVESTMENT INCOME:
      Dividends                               $  11,860  $   265,134      $      --       $    40,137
                                              ---------  -----------      ---------       -----------
EXPENSES:
      Mortality and expense risk
         charges                                108,393      178,709         36,597           135,595
      Administrative charges                      9,153       15,770          3,196            11,895
                                              ---------  -----------      ---------       -----------
         Total expenses                         117,546      194,479         39,793           147,490
                                              ---------  -----------      ---------       -----------
            Net investment income (loss)       (105,686)      70,655        (39,793)         (107,353)
                                              ---------  -----------      ---------       -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                24,157    1,000,336        599,465         1,864,038
      Realized gains (losses) on sale of
         investments                            154,962      259,981         46,841           (93,194)
                                              ---------  -----------      ---------       -----------
            Net realized gains (losses)         179,119    1,260,317        646,306         1,770,844
                                              ---------  -----------      ---------       -----------
      Change in unrealized gains (losses)
         on investments                         273,910   (3,590,805)      (250,221)       (2,363,206)
                                              ---------  -----------      ---------       -----------
      Net increase (decrease) in net assets
         resulting from operations            $ 347,343  $(2,259,833)     $ 356,292       $  (699,715)
                                              =========  ===========      =========       ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER STRATEGIC                          PUTNAM VT
                                                INCOME VCT      PIONEER VALUE VCT  INTERNATIONAL EQUITY
                                                SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                                (CLASS II)        (CLASS II) (c)      (CLASS IB) (a)
                                             -----------------  -----------------  --------------------
INVESTMENT INCOME:
      Dividends                                  $1,091,148         $ 170,948            $  20,304
                                                 ----------         ---------            ---------
EXPENSES:
      Mortality and expense risk
         charges                                    366,876            97,174                3,935
      Administrative charges                         31,742             8,039                  345
                                                 ----------         ---------            ---------
         Total expenses                             398,618           105,213                4,280
                                                 ----------         ---------            ---------
            Net investment income (loss)            692,530            65,735               16,024
                                                 ----------         ---------            ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   116,013           436,783               87,894
      Realized gains (losses) on sale of
         investments                                (17,038)          334,799              194,176
                                                 ----------         ---------            ---------
            Net realized gains (losses)              98,975           771,582              282,070
                                                 ----------         ---------            ---------
      Change in unrealized gains (losses)
         on investments                             104,962          (839,576)            (240,847)
                                                 ----------         ---------            ---------
      Net increase (decrease) in net assets
         resulting from operations               $  896,467         $  (2,259)           $  57,247
                                                 ==========         =========            =========

                                                PUTNAM VT     VAN KAMPEN LIT  VAN KAMPEN LIT
                                             SMALL CAP VALUE     COMSTOCK       ENTERPRISE
                                               SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                             (CLASS IB) (a)     (CLASS II)      (CLASS II)
                                             ---------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                $    82,872      $   225,508       $   290
                                               -----------      -----------       -------
EXPENSES:
      Mortality and expense risk
         charges                                    83,510          256,764         3,167
      Administrative charges                         7,299           21,453           283
                                               -----------      -----------       -------
         Total expenses                             90,809          278,217         3,450
                                               -----------      -----------       -------
            Net investment income (loss)            (7,937)         (52,709)       (3,160)
                                               -----------      -----------       -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                1,657,447          313,027            --
      Realized gains (losses) on sale of
         investments                             1,067,930          256,135         2,861
                                               -----------      -----------       -------
            Net realized gains (losses)          2,725,377          569,162         2,861
                                               -----------      -----------       -------
      Change in unrealized gains (losses)
         on investments                         (1,726,958)      (1,080,467)       18,831
                                               -----------      -----------       -------
      Net increase (decrease) in net assets
         resulting from operations             $   990,482      $  (564,014)      $18,532
                                               ===========      ===========       =======

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                     AIM V.I. MID CAP CORE EQUITY    AIM V.I. UTILITIES    AIM V.I. CAPITAL APPRECIATION
                                              SUBACCOUNT                 SUBACCOUNT                  SUBACCOUNT
                                             (SERIES II)                 (SERIES I)                  (SERIES II)
                                     ----------------------------  ----------------------  -----------------------------
                                            2007        2006          2007        2006       2007 (a)         2006
                                        ----------  ----------     ----------  ----------    ------------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  (54,306) $  (32,556)    $      958  $   38,151     $   (35,836) $ (101,416)
   Net realized gains (losses)              90,434     306,099        309,002     115,242       1,270,367      73,612
   Change in unrealized gains
      (losses) on investments              156,099     (61,501)       104,574     283,685        (860,370)    244,796
                                        ----------  ----------     ----------  ----------     ---------    ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   192,227     212,042        414,534     437,078         374,161     216,992
                                        ----------  ----------     ----------  ----------     ---------    ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 250,258     471,916         70,298      59,667         189,726   1,075,430
   Transfers from other funding
      options                              252,194     137,809        489,719     549,763          81,115     185,268
   Contract charges                           (645)       (596)          (479)       (492)            (12)     (1,856)
   Contract surrenders                    (160,033)   (111,983)      (287,281)    (50,233)       (140,279)   (353,874)
   Transfers to other funding
      options                             (435,352)   (306,337)      (386,673)   (362,468)     (6,273,892)   (256,175)
   Other receipts (payments)               (19,403)    (88,484)        (5,946)         --         (13,525)    (91,172)
                                        ----------  ----------     ----------  ----------     -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (112,981)    102,325       (120,362)    196,237      (6,156,867)    557,621
                                        ----------  ----------     ----------  ----------     -----------  ----------
      Net increase (decrease)
         in net assets                      79,246     314,367        294,172     633,315      (5,782,706)    774,613
NET ASSETS:
   Beginning of period                   2,775,926   2,461,559      2,435,790   1,802,475       5,782,706   5,008,093
                                        ----------  ----------     ----------  ----------     -----------  ----------
   End of period                        $2,855,172  $2,775,926     $2,729,962  $2,435,790     $        --  $5,782,706
                                        ==========  ==========     ==========  ==========     ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     ALGER AMERICAN LEVERAGED ALLCAP  AMERICAN FUNDS GLOBAL GROWTH
                                                SUBACCOUNT                     SUBACCOUNT
                                                (CLASS S)                       (CLASS 2)
                                     -------------------------------  ----------------------------
                                             2007        2006             2007           2006
                                         ----------  -----------        -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (57,009) $   (40,043)       $   175,269  $  (198,655)
   Net realized gains (losses)              139,677      151,574          1,615,133      244,925
   Change in unrealized gains
      (losses) on investments               669,548      201,553            854,120    3,002,642
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                    752,216      313,084          2,644,522    3,048,912
                                         ----------  -----------        -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   87,687      477,849            847,199    1,666,900
   Transfers from other funding
      options                             1,597,258    1,684,045          3,312,367    2,763,912
   Contract charges                            (592)        (552)            (6,264)      (5,806)
   Contract surrenders                     (115,663)    (110,309)          (852,170)    (457,732)
   Transfers to other funding
      options                              (476,352)  (1,437,506)        (2,409,097)  (1,298,656)
   Other receipts (payments)                 (1,569)          --            (93,268)    (125,665)
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       1,090,769      613,527            798,767    2,542,953
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets                    1,842,985      926,611          3,443,289    5,591,865
NET ASSETS:
   Beginning of period                    2,198,304    1,271,693         20,624,439   15,032,574
                                         ----------  -----------        -----------  -----------
   End of period                         $4,041,289  $ 2,198,304        $24,067,728  $20,624,439
                                         ==========  ===========        ===========  ===========

                                     AMERICAN FUNDS GROWTH-INCOME    AMERICAN FUNDS GROWTH
                                              SUBACCOUNT                   SUBACCOUNT
                                              (CLASS 2)                    (CLASS 2)
                                     ----------------------------  ------------------------
                                         2007         2006             2007        2006
                                     -----------  -----------      -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (245,082) $  (178,851)     $  (687,343) $  (615,259)
   Net realized gains (losses)         2,586,012    1,318,982        5,657,274      911,712
   Change in unrealized gains
      (losses) on investments           (842,340)   4,268,292          552,156    3,732,534
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               1,498,590    5,408,423        5,522,087    4,028,987
                                     -----------  -----------      -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               691,131    2,853,550        1,077,045    3,372,148
   Transfers from other funding
      options                          1,405,373    2,243,438        2,251,994    3,014,762
   Contract charges                      (13,277)     (13,796)         (17,483)     (17,689)
   Contract surrenders                (2,207,482)  (1,197,684)      (3,137,802)  (1,438,976)
   Transfers to other funding
      options                         (3,623,052)  (1,897,729)      (4,815,602)  (3,270,390)
   Other receipts (payments)            (146,175)    (243,174)        (244,337)    (132,555)
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (3,893,482)   1,744,605       (4,886,185)   1,527,300
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets                (2,394,892)   7,153,028          635,902    5,556,287
NET ASSETS:
   Beginning of period                47,375,784   40,222,756       55,143,636   49,587,349
                                     -----------  -----------      -----------  -----------
   End of period                     $44,980,892  $47,375,784      $55,779,538  $55,143,636
                                     ===========  ===========      ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                     CREDIT SUISSE TRUST EMERGING  CREDIT SUISSE TRUST GLOBAL  DREYFUS MIDCAP STOCK
                                                MARKETS                     SMALL CAP                SUBACCOUNT
                                              SUBACCOUNT                   SUBACCOUNT            (SERVICE SHARES)
                                     ----------------------------  --------------------------  ----------------------
                                         2007 (a)      2006              2007       2006          2007        2006
                                       -----------  ----------        ---------  ---------     ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   (30,177) $  (61,741)       $ (15,822) $ (15,799)    $  (83,688) $  (89,666)
   Net realized gains (losses)           1,976,912     201,216           66,303     21,629        597,963     838,871
   Change in unrealized gains
      (losses) on investments           (1,764,857)    997,222          (96,614)    80,799       (513,759)   (482,232)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   181,878   1,136,697          (46,133)    86,629            516     266,973
                                       -----------  ----------        ---------  ---------     ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  12,165     431,566           60,413     21,155         69,011     152,491
   Transfers from other funding
      options                              186,099     473,203           79,553    191,638        284,864     535,827
   Contract charges                             --        (991)            (177)      (179)          (793)       (911)
   Contract surrenders                    (119,397)    (92,022)         (65,427)   (68,254)      (142,856)   (237,531)
   Transfers to other funding
      options                           (5,313,314)   (562,378)        (226,145)   (45,560)      (926,334)   (444,195)
   Other receipts (payments)               (12,215)         --               --         --        (28,441)    (22,908)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (5,246,662)    249,378         (151,783)    98,800       (744,549)    (17,227)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets                  (5,064,784)  1,386,075         (197,916)   185,429       (744,033)    249,746
NET ASSETS:
   Beginning of period                   5,064,784   3,678,709          882,503    697,074      5,177,037   4,927,291
                                       -----------  ----------        ---------  ---------     ----------  ----------
   End of period                       $        --  $5,064,784        $ 684,587  $ 882,503     $4,433,004  $5,177,037
                                       ===========  ==========        =========  =========     ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                      DREYFUS SOCIALLY
                                     RESPONSIBLE GROWTH  DREYFUS VIF APPRECIATION
                                         SUBACCOUNT             SUBACCOUNT
                                      (SERVICE SHARES)       (INITIAL SHARES)
                                     ------------------  ------------------------
                                       2007      2006        2007        2006
                                     --------  --------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,904) $ (5,783)  $   (9,207) $   (8,373)
   Net realized gains (losses)          9,041     2,647       66,377      18,697
   Change in unrealized gains
      (losses) on investments          11,045    22,235       66,542     306,976
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               15,182    19,099      123,712     317,300
                                     --------  --------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             17,597    15,858       17,156      79,383
   Transfers from other funding
      options                           2,428     5,663       61,681     165,036
   Contract charges                      (148)     (121)      (1,034)     (1,125)
   Contract surrenders                (38,884)  (21,748)    (166,387)    (77,035)
   Transfers to other funding
      options                         (13,060)   (1,077)    (142,297)   (142,204)
   Other receipts (payments)               --    (4,416)     (11,758)         --
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (32,067)   (5,841)    (242,639)     24,055
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets                (16,885)   13,258     (118,927)    341,355
NET ASSETS:
   Beginning of period                296,584   283,326    2,518,813   2,177,458
                                     --------  --------   ----------  ----------
   End of period                     $279,699  $296,584   $2,399,886  $2,518,813
                                     ========  ========   ==========  ==========


                                     DREYFUS VIF DEVELOPING LEADERS  DWS VIT EQUITY 500 INDEX
                                               SUBACCOUNT                   SUBACCOUNT
                                            (INITIAL SHARES)                (CLASS 2)
                                     ------------------------------  ------------------------
                                            2007        2006             2007        2006
                                        -----------  ----------       ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  (100,917) $ (134,380)      $  (42,879) $  (55,557)
   Net realized gains (losses)            1,002,329     695,177          162,027      20,662
   Change in unrealized gains
      (losses) on investments            (1,967,078)   (442,249)          44,325     623,215
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (1,065,666)    118,548          163,473     588,320
                                        -----------  ----------       ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   86,279     437,726            3,345      27,389
   Transfers from other funding
      options                               522,548     640,662        1,175,621     112,781
   Contract charges                          (2,791)     (2,957)            (587)       (656)
   Contract surrenders                     (271,477)   (298,693)         (41,997)    (81,838)
   Transfers to other funding
      options                              (592,305)   (528,175)        (871,172)   (135,734)
   Other receipts (payments)                (19,208)    (22,428)         (10,681)    (26,033)
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        (276,954)    226,135          254,529    (104,091)
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets                   (1,342,620)    344,683          418,002     484,229
NET ASSETS:
   Beginning of period                    8,580,463   8,235,780        5,092,588   4,608,359
                                        -----------  ----------       ----------  ----------
   End of period                        $ 7,237,843  $8,580,463       $5,510,590  $5,092,588
                                        ===========  ==========       ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                          DWS VIT RREEF
                                      REAL ESTATE SECURITIES  DWSI GLOBAL OPPORTUNITIES      DWSII BALANCED
                                            SUBACCOUNT                SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS B)                 (CLASS B)
                                     -----------------------  -------------------------  ----------------------
                                         2007        2006          2007        2006         2007        2006
                                     -----------  ----------    ----------  ----------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (68,332) $ (111,255)   $  (35,588) $  (33,699)  $   37,143  $    6,768
   Net realized gains (losses)         1,112,129     249,341       400,316     122,779       65,476      65,242
   Change in unrealized gains
      (losses) on investments         (2,174,650)  1,545,005      (143,574)    466,588       (6,068)    234,008
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations              (1,130,853)  1,683,091       221,154     555,668       96,551     306,018
                                     -----------  ----------    ----------  ----------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               131,303     222,348        49,013     100,800       23,115     103,256
   Transfers from other funding
      options                            879,316     382,507       663,650     337,936       64,391     218,433
   Contract charges                         (996)     (1,067)         (606)       (656)        (802)       (852)
   Contract surrenders                  (226,584)   (146,142)     (102,144)   (132,508)    (191,713)   (246,646)
   Transfers to other funding
      options                         (1,003,030)   (608,388)     (386,945)   (334,672)    (296,373)   (749,500)
   Other receipts (payments)             (18,685)    (12,192)      (11,968)    (28,574)     (48,538)    (50,787)
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (238,676)   (162,934)      211,000     (57,674)    (449,920)   (726,096)
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets                (1,369,529)  1,520,157       432,154     497,994     (353,369)   (420,078)
NET ASSETS:
   Beginning of period                 6,472,186   4,952,029     3,374,703   2,876,709    4,050,432   4,470,510
                                     -----------  ----------    ----------  ----------   ----------  ----------
   End of period                     $ 5,102,657  $6,472,186    $3,806,857  $3,374,703   $3,697,063  $4,050,432
                                     ===========  ==========    ==========  ==========   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                          DWSI BOND          DWSI CAPITAL GROWTH     DWSI GROWTH & INCOME      DWSI HEALTH CARE
                                          SUBACCOUNT             SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                          (CLASS B)               (CLASS B)               (CLASS B)                (CLASS B)
                                     -------------------  ------------------------  ----------------------  ----------------------
                                        2007      2006        2007         2006        2007        2006        2007        2006
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  25,160  $  2,305  $  (136,866) $   (87,489) $  (81,474) $  (65,550) $  (56,871) $  (53,548)
   Net realized gains (losses)         (18,577)      186      227,802      113,520     221,596     149,319     233,453      54,936
   Change in unrealized gains
      (losses) on investments           (7,337)    1,268      646,315      190,167    (193,561)    385,850     103,781     100,207
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  (754)    3,759      737,251      216,198     (53,439)    469,619     280,363     101,595
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               1,590    10,600      115,175       60,795      26,179     144,718      72,070      76,302
   Transfers from other funding
      options                          841,196   111,506      892,287    4,715,576     212,877   2,909,906     252,378     184,219
   Contract charges                       (117)      (43)      (1,750)      (1,000)     (1,406)     (1,164)       (507)       (570)
   Contract surrenders                  (1,535)     (487)    (268,602)    (236,348)   (223,637)   (207,196)   (172,194)   (135,987)
   Transfers to other funding
      options                         (481,178)   (9,618)  (1,516,593)  (1,054,981)   (731,768)   (833,642)   (187,517)   (226,845)
   Other receipts (payments)                --        --      (33,934)     (19,318)    (51,623)     (1,898)     (5,358)     (1,905)
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    359,956   111,958     (813,417)   3,464,724    (769,378)  2,010,724     (41,128)   (104,786)
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                 359,202   115,717      (76,166)   3,680,922    (822,817)  2,480,343     239,235      (3,191)
NET ASSETS:
   Beginning of period                 167,191    51,474    8,019,061    4,338,139   6,943,787   4,463,444   2,653,456   2,656,647
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
   End of period                     $ 526,393  $167,191  $ 7,942,895  $ 8,019,061  $6,120,970  $6,943,787  $2,892,691  $2,653,456
                                     =========  ========  ===========  ===========  ==========  ==========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                      DWSII INTERNATIONAL    DWSII STRATEGIC INCOME       DWSII BLUE CHIP
                                          SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                                           (CLASS B)               (CLASS B)                 (CLASS B)
                                    ----------------------  -----------------------  ------------------------
                                       2007        2006         2007        2006         2007         2006
                                    ----------  ----------  -----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   (3,521) $  (12,611) $   191,413  $  103,134  $   (77,278) $   (85,098)
   Net realized gains (losses)         176,045     177,533        7,506      46,099      787,215      580,480
   Change in unrealized gains
      (losses) on investments          448,543     483,467      (49,877)    156,271     (592,261)     227,321
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               621,067     648,389      149,042     305,504      117,676      722,703
                                    ----------  ----------  -----------  ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              74,042      46,169       49,324     161,445      252,399      282,571
   Transfers from other funding
      options                          484,452   2,771,594      909,634   1,006,227    1,976,491    2,065,536
   Contract charges                     (1,089)       (611)        (861)       (918)      (1,339)      (1,489)
   Contract surrenders                (141,779)    (95,007)    (131,166)    (76,213)    (189,422)    (197,040)
   Transfers to other funding
      options                         (599,728)   (738,845)  (1,247,581)   (934,986)  (2,103,228)  (2,341,528)
   Other receipts (payments)           (17,943)    (30,813)     (19,815)    (73,527)     (22,123)     (38,649)
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (202,045)  1,952,487     (440,465)     82,028      (87,222)    (230,599)
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets                 419,022   2,600,876     (291,423)    387,532       30,454      492,104
NET ASSETS:
   Beginning of period               5,373,019   2,772,143    5,004,657   4,617,125    5,849,960    5,357,856
                                    ----------  ----------  -----------  ----------  -----------  -----------
   End of period                    $5,792,041  $5,373,019  $ 4,713,234  $5,004,657  $ 5,880,414  $ 5,849,960
                                    ==========  ==========  ===========  ==========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                     DWSII CONSERVATIVE ALLOCATION  DWSII CORE FIXED INCOME
                                               SUBACCOUNT                 SUBACCOUNT
                                               (CLASS B)                   (CLASS B)
                                     -----------------------------  -----------------------
                                          2007           2006          2007         2006
                                     --------------  -------------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $     2,267   $   (81,911)   $  122,271  $   83,220
   Net realized gains (losses)             399,722       102,579        (1,675)    (20,041)
   Change in unrealized gains
      (losses) on investments             (108,886)      594,876        (7,065)     52,161
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   293,103       615,544       113,531     115,340
                                       -----------   -----------    ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 221,319       311,420        15,845      88,854
   Transfers from other funding
      options                              453,417     4,471,601       785,188     549,449
   Contract charges                         (2,906)       (2,187)         (981)     (1,168)
   Contract surrenders                    (352,730)     (229,036)     (287,961)   (342,241)
   Transfers to other funding
      options                             (725,040)     (633,025)     (118,628)   (650,079)
   Other receipts (payments)               (98,191)     (231,256)      (32,834)    (15,361)
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (504,131)    3,687,517       360,629    (370,546)
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets                    (211,028)    4,303,061       474,160    (255,206)
NET ASSETS:
   Beginning of period                  11,228,464     6,925,403     6,243,468   6,498,674
                                       -----------   -----------    ----------  ----------
   End of period                       $11,017,436   $11,228,464    $6,717,628  $6,243,468
                                       ===========   ===========    ==========  ==========

                                                                      DWSII DREMAN
                                     DWSII DAVIS VENTURE VALUE    HIGH RETURN EQUITY
                                             SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                 (CLASS B)
                                     -------------------------  ------------------------
                                         2007         2006          2007         2006
                                     ------------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (169,578) $ (159,272)  $  (163,279) $  (102,278)
   Net realized gains (losses)            382,548     172,203       521,852      879,283
   Change in unrealized gains
      (losses) on investments             (15,321)  1,038,820    (1,081,781)   1,501,496
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  197,649   1,051,751      (723,208)   2,278,501
                                      -----------  ----------   -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                170,877     865,305       382,098      994,796
   Transfers from other funding
      options                           1,249,503     781,176     1,093,502    5,619,090
   Contract charges                        (1,537)     (1,604)       (3,845)      (3,199)
   Contract surrenders                   (195,798)   (342,323)     (669,374)    (491,942)
   Transfers to other funding
      options                            (914,024)   (861,411)   (1,639,374)    (809,419)
   Other receipts (payments)              (20,576)    (35,413)      (74,441)      (7,739)
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       288,445     405,730      (911,434)   5,301,587
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets                    486,094   1,457,481    (1,634,642)   7,580,088
NET ASSETS:
   Beginning of period                  9,722,906   8,265,425    19,165,502   11,585,414
                                      -----------  ----------   -----------  -----------
   End of period                      $10,209,000  $9,722,906   $17,530,860  $19,165,502
                                      ===========  ==========   ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                          DWSII DREMAN                                         DWSII
                                      SMALL MID CAP VALUE      DWSII GLOBAL THEMATIC  GOVERNMENT & AGENCY SECURITIES
                                            SUBACCOUNT             SUBACCOUNT                SUBACCOUNT
                                           (CLASS B)                (CLASS B)                 (CLASS B)
                                     -----------------------  ----------------------  ------------------------------
                                         2007       2006         2007        2006            2007       2006
                                     -----------  ----------  ----------  ----------      -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (124,106) $ (137,196) $  (83,847) $  (66,983)     $    40,727  $   19,098
   Net realized gains (losses)         1,506,243     817,446     826,108     361,385          (21,291)     (7,930)
   Change in unrealized gains
      (losses) on investments         (1,276,884)  1,024,068    (595,507)    591,591           36,490      18,107
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 105,253   1,704,318     146,754     885,993           55,926      29,275
                                     -----------  ----------  ----------  ----------      -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               211,339     728,868      86,217     107,837              890       1,171
   Transfers from other funding
      options                            483,942     536,892   1,087,936   1,076,736        3,024,759     363,226
   Contract charges                       (1,485)     (1,534)       (784)       (712)            (268)       (334)
   Contract surrenders                  (325,963)   (328,276)   (299,569)   (108,662)         (73,387)    (53,153)
   Transfers to other funding
      options                         (1,569,969)   (817,226)   (499,690)   (445,596)      (3,051,238)   (217,987)
   Other receipts (payments)             (24,710)    (29,530)    (19,347)     (2,688)         (41,964)    (21,792)
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,226,846)     89,194     354,763     626,915         (141,208)     71,131
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets                (1,121,593)  1,793,512     501,517   1,512,908          (85,282)    100,406
NET ASSETS:
   Beginning of period                 9,263,180   7,469,668   4,473,071   2,960,163        1,581,460   1,481,054
                                     -----------  ----------  ----------  ----------      -----------  ----------
   End of period                     $ 8,141,587  $9,263,180  $4,974,588  $4,473,071      $ 1,496,178  $1,581,460
                                     ===========   ========== ==========  ==========      ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     DWSII GROWTH ALLOCATION    DWSII HIGH INCOME
                                            SUBACCOUNT              SUBACCOUNT
                                             (CLASS B)              (CLASS B)
                                     -----------------------  ------------------------
                                        2007         2006        2007         2006
                                     -----------  -----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (4,859) $  (214,207) $   301,305  $  277,384
   Net realized gains (losses)         1,211,513      401,021      (43,617)      2,658
   Change in unrealized gains
      (losses) on investments           (561,650)   1,655,329     (347,996)    142,710
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 645,004    1,842,143      (90,308)    422,752
                                     -----------  -----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                55,138      495,806       24,466      87,013
   Transfers from other funding
      options                            205,296    1,523,186      854,261     722,951
   Contract charges                       (3,784)      (3,840)      (1,168)     (1,180)
   Contract surrenders                  (756,299)    (417,581)    (197,233)   (224,835)
   Transfers to other funding
      options                         (1,086,012)  (2,005,558)  (1,304,632)   (787,673)
   Other receipts (payments)             (56,189)     (43,691)     (19,899)    (44,621)
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,641,850)    (451,678)    (644,205)   (248,345)
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets                  (996,846)   1,390,465     (734,513)    174,407
NET ASSETS:
   Beginning of period                18,857,212   17,466,747    5,671,489   5,497,082
                                     -----------  -----------  -----------  ----------
   End of period                     $17,860,366  $18,857,212  $ 4,936,976  $5,671,489
                                     ===========  ===========   ==========  ==========

                                     DWSII INTERNATIONAL SELECT EQUITY  DWSII JANUS GROWTH & INCOME
                                                 SUBACCOUNT                     SUBACCOUNT
                                                 (CLASS B)                      (CLASS B)
                                     ---------------------------------  ---------------------------
                                           2007         2006                2007        2006
                                           ----------  ----------         ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $    4,725  $  (21,578)        $  (41,968) $   (44,214)
   Net realized gains (losses)                713,412     164,722             99,507       76,911
   Change in unrealized gains
      (losses) on investments                 (41,110)    789,456             35,667      102,626
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                      677,027     932,600             93,206      135,323
                                           ----------  ----------         ----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    158,546     316,584             26,379      242,957
   Transfers from other funding
      options                               1,524,879     424,403            124,995      198,633
   Contract charges                              (846)       (843)              (393)        (429)
   Contract surrenders                       (218,109)   (192,475)          (103,554)    (151,025)
   Transfers to other funding
      options                                (803,936)   (548,701)          (343,000)    (269,745)
   Other receipts (payments)                       --      (8,367)           (12,571)     (11,797)
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions           660,534      (9,399)          (308,144)       8,594
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets                      1,337,561     923,201           (214,938)     143,917
NET ASSETS:
   Beginning of period                      5,020,613   4,097,412          2,457,650    2,313,733
                                           ----------  ----------         ----------  -----------
   End of period                           $6,358,174  $5,020,613         $2,242,712  $ 2,457,650
                                           ==========  ==========         ==========  ===========

   The accompanying notes are an integral part of these financial statements.

                                      DWSII LARGE CAP VALUE  DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION
                                           SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                            (CLASS B)              (CLASS B)               (CLASS B)
                                     ----------------------  --------------------  -------------------------
                                        2007        2006        2007       2006        2007          2006
                                     ----------  ----------  ---------  ---------  -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (21,169) $  (22,954) $ (16,693) $ (15,707) $    39,166   $  (189,091)
   Net realized gains (losses)          179,255      28,146     72,947     26,112      860,335       256,123
   Change in unrealized gains
      (losses) on investments           137,069     322,079    (10,600)    55,324     (360,839)    1,325,633
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations                295,155     327,271     45,654     65,729      538,662     1,392,665
                                     ----------  ----------  ---------  ---------  -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                6,924      23,870     38,322    106,666      249,220       981,414
   Transfers from other funding
      options                           415,355     102,040    306,532    163,058      592,633     1,273,602
   Contract charges                        (563)       (608)      (203)      (176)      (3,753)       (3,675)
   Contract surrenders                  (92,588)   (118,046)   (31,354)    (5,150)    (598,758)     (501,079)
   Transfers to other funding
      options                          (297,871)   (108,859)  (282,829)  (147,157)    (502,059)   (1,081,913)
   Other receipts (payments)            (24,512)         --         --         --     (479,639)     (245,987)
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       6,745    (101,603)    30,468    117,241     (742,356)      422,362
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets                  301,900     225,668     76,122    182,970     (203,694)    1,815,027
NET ASSETS:
   Beginning of period                2,875,977   2,650,309    888,027    705,057   17,441,676    15,626,649
                                     ----------  ----------  ---------  ---------  -----------   -----------
   End of period                     $3,177,877  $2,875,977  $ 964,149  $ 888,027  $17,237,982   $17,441,676
                                     ==========  ==========  =========  =========  ===========   ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                        DWSII MONEY MARKET     DWSII SMALL CAP GROWTH
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS B)
                                     ------------------------  ----------------------
                                         2007         2006        2007         2006
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   133,995  $    89,664  $  (64,610) $  (61,628)
   Net realized gains (losses)                --           --     104,459      38,440
   Change in unrealized gains
      (losses) on investments                 --           --      61,972     100,656
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 133,995       89,664     101,821      77,468
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               328,695      410,693      52,832     278,354
   Transfers from other funding
      options                          9,396,879    6,923,741     543,978     292,218
   Contract charges                         (818)        (553)       (623)       (593)
   Contract surrenders                (1,667,639)    (556,025)    (86,258)   (115,485)
   Transfers to other funding
      options                         (8,336,607)  (4,912,150)   (485,589)   (174,585)
   Other receipts (payments)              (8,996)          --     (18,483)     (2,316)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (288,486)   1,865,706       5,857     277,593
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                  (154,491)   1,955,370     107,678     355,061
NET ASSETS:
   Beginning of period                 4,919,873    2,964,503   3,043,223   2,688,162
                                     -----------  -----------  ----------  ----------
   End of period                     $ 4,765,382  $ 4,919,873  $3,150,901  $3,043,223
                                     ===========  ===========  ==========  ==========

                                        DWSII TECHNOLOGY     DWSII TURNER MID CAP GROWTH
                                           SUBACCOUNT                 SUBACCOUNT
                                            (CLASS B)                 (CLASS B)
                                     ----------------------  ---------------------------
                                        2007        2006        2007             2006
                                     ----------  ----------  ----------       ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (24,417) $  (25,551) $  (47,373)      $  (43,932)
   Net realized gains (losses)           37,650       7,045     252,342          197,886
   Change in unrealized gains
      (losses) on investments            71,963     (12,584)    260,457          (64,557)
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 85,196     (31,090)    465,426           89,397
                                     ----------  ----------  ----------       ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               84,458      31,999      40,631           54,542
   Transfers from other funding
      options                           542,361     128,349     347,614          175,552
   Contract charges                        (317)       (409)       (436)            (432)
   Contract surrenders                  (50,185)    (56,542)    (61,014)         (55,413)
   Transfers to other funding
      options                          (307,597)   (198,669)   (313,610)        (202,054)
   Other receipts (payments)             (3,440)    (44,297)     (7,060)              --
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     265,280    (139,569)      6,125          (27,805)
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets                  350,476    (170,659)    471,551           61,592
NET ASSETS:
   Beginning of period                1,192,311   1,362,970   2,113,971        2,052,379
                                     ----------  ----------  ----------       ----------
   End of period                     $1,542,787  $1,192,311  $2,585,522       $2,113,971
                                     ==========  ==========  ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                                                       FIDELITY VIP
                                     FIDELITY VIP CONTRAFUND   DYNAMIC CAPITAL APPRECIATION    FIDELITY VIP MID CAP
                                            SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                        (SERVICE CLASS 2)            (SERVICE CLASS 2)           (SERVICE CLASS 2)
                                     ------------------------  ----------------------------  ------------------------
                                         2007        2006         2007              2006         2007        2006
                                     -----------  -----------  ----------        ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (277,548) $  (192,375) $  (30,514)       $  (23,164) $  (420,877) $  (461,646)
   Net realized gains (losses)         6,712,248    1,931,773     276,685           108,408    3,086,255    3,233,381
   Change in unrealized gains
      (losses) on investments         (3,121,266)      71,894    (154,341)           66,890      973,936     (258,591)
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               3,313,434    1,811,292      91,830           152,134    3,639,314    2,513,144
                                     -----------  -----------  ----------        ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               310,331    2,032,476       3,180            14,349      592,186    1,679,991
   Transfers from other funding
      options                          2,707,685    2,068,079     234,616           257,160    2,171,755    2,599,742
   Contract charges                       (6,988)      (6,634)       (218)             (184)      (8,956)      (8,895)
   Contract surrenders                  (653,671)    (345,152)    (51,594)          (11,709)    (737,574)    (547,710)
   Transfers to other funding
      options                         (1,832,363)  (1,133,494)   (326,395)         (296,086)  (2,964,944)  (1,869,951)
   Other receipts (payments)             (67,569)     (13,242)         --                --      (17,838)    (114,979)
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      457,425    2,602,033    (140,411)          (36,470)    (965,371)   1,738,198
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets                 3,770,859    4,413,325     (48,581)          115,664    2,673,943    4,251,342
NET ASSETS:
   Beginning of period                22,196,058   17,782,733   1,532,924         1,417,260   27,992,606   23,741,264
                                     -----------  -----------  ----------        ----------  -----------  -----------
   End of period                     $25,966,917  $22,196,058  $1,484,343        $1,532,924  $30,666,549  $27,992,606
                                     ===========  ===========  ==========        ==========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                           FTVIPT FRANKLIN                FTVIPT FRANKLIN
                                     RISING DIVIDENDS SECURITIES  SMALL MID-CAP GROWTH SECURITIES
                                             SUBACCOUNT                     SUBACCOUNT
                                              (CLASS 2)                      (CLASS 2)
                                     ---------------------------  -------------------------------
                                         2007            2006        2007                 2006
                                     -----------     -----------  ----------           ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    72,839     $  (108,097) $ (114,287)          $  (88,042)
   Net realized gains (losses)           528,502         208,846     556,222              103,802
   Change in unrealized gains
      (losses) on investments         (1,279,780)      1,660,377     (13,503)             285,461
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets resulting
         from operations                (678,439)      1,761,126     428,432              301,221
                                     -----------     -----------  ----------           ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,163,280       2,022,600     527,309              978,769
   Transfers from other funding
      options                          1,541,454       1,263,572   2,290,289              516,711
   Contract charges                       (3,973)         (3,467)     (2,181)              (1,862)
   Contract surrenders                  (908,661)       (695,092)   (290,955)            (377,784)
   Transfers to other funding
      options                         (2,053,077)       (757,178)   (664,058)            (221,516)
   Other receipts (payments)            (102,326)       (205,445)    (69,625)            (251,313)
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (363,303)      1,624,990   1,790,779              643,005
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets                (1,041,742)      3,386,116   2,219,211              944,226
NET ASSETS:
   Beginning of period                14,539,499      11,153,383   5,109,650            4,165,424
                                     -----------     -----------  ----------           ----------
   End of period                     $13,497,757     $14,539,499  $7,328,861           $5,109,650
                                     ===========     ===========  ==========           ==========

                                            FTVIPT TEMPLETON                   FTVIPT
                                     DEVELOPING MARKETS SECURITIES  TEMPLETON FOREIGN SECURITIES
                                              SUBACCOUNT                     SUBACCOUNT
                                               (CLASS 2)                     (CLASS 2)
                                     -----------------------------  ----------------------------
                                         2007              2006         2007             2006
                                     -----------       -----------  -----------      -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    43,650       $  (108,038) $    13,645      $  (126,452)
   Net realized gains (losses)         2,269,169           371,607    1,794,862          228,189
   Change in unrealized gains
      (losses) on investments          1,263,051         2,437,538      802,529        2,882,934
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from operations               3,575,870         2,701,107    2,611,036        2,984,671
                                     -----------       -----------  -----------      -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               442,641           939,500    1,429,652        1,853,819
   Transfers from other funding
      options                          3,059,905         2,651,594    2,598,997        2,256,695
   Contract charges                       (3,634)           (3,231)      (5,432)          (4,816)
   Contract surrenders                  (507,018)         (111,436)    (789,319)        (489,647)
   Transfers to other funding
      options                         (3,310,951)       (2,179,631)  (3,611,403)      (1,773,034)
   Other receipts (payments)             (64,028)          (31,814)    (181,480)        (166,748)
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (383,085)        1,264,982     (558,985)       1,676,269
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets                 3,192,785         3,966,089    2,052,051        4,660,940
NET ASSETS:
   Beginning of period                14,369,790        10,403,701   19,734,442       15,073,502
                                     -----------       -----------  -----------      -----------
   End of period                     $17,562,575       $14,369,790  $21,786,493      $19,734,442
                                     ===========       ===========  ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                     JANUS ASPEN GLOBAL   JANUS ASPEN GLOBAL       JANUS ASPEN
                                        LIFE SCIENCES         TECHNOLOGY        WORLDWIDE GROWTH
                                         SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                      (SERVICE SHARES)     (SERVICE SHARES)     (SERVICE SHARES)
                                     ------------------  --------------------  ------------------
                                       2007      2006       2007       2006      2007      2006
                                     --------  --------  ----------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,713) $ (4,846) $  (18,222) $(17,695) $ (3,605) $   (686)
   Net realized gains (losses)         14,564     5,662      19,478    13,782     9,782     1,761
   Change in unrealized gains
      (losses) on investments          32,755     9,450     230,422    50,725    10,593    33,524
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               42,606    10,266     231,678    46,812    16,770    34,599
                                     --------  --------  ----------  --------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                523       366       9,733   112,490    45,403       567
   Transfers from other funding
      options                          73,829     2,452   1,711,332   185,486    15,576     4,205
   Contract charges                       (79)     (119)       (326)     (341)      (49)      (56)
   Contract surrenders                (23,019)   (4,246)    (25,888)   (9,889)  (35,099)   (5,976)
   Transfers to other funding
      options                         (25,539)   (1,423)    (69,566)  (91,786)   (3,359)   (1,573)
   Other receipts (payments)               --        --          --   (10,012)       --        --
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    25,715    (2,970)  1,625,285   185,948    22,472    (2,833)
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets                 68,321     7,296   1,856,963   232,760    39,242    31,766
NET ASSETS:
   Beginning of period                237,597   230,301     999,185   766,425   250,705   218,939
                                     --------  --------  ----------  --------  --------  --------
   End of period                     $305,918  $237,597  $2,856,148  $999,185  $289,947  $250,705
                                     ========  ========  ==========  ========  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET AGGRESSIVE GROWTH  LMPVET AGGRESSIVE GROWTH
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS I)                (CLASS II)
                                     ------------------------  ------------------------
                                           2007 (b)     2006         2007 (b)  2006
                                         -----------  -------      ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (104,025)  $--         $  (94,182)  $--
   Net realized gains (losses)                27,610    --             29,503    --
   Change in unrealized gains
      (losses) on investments               (293,058)   --           (287,503)   --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                    (369,473)   --           (352,182)   --
                                         -----------   ---         ----------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   164,743    --            456,837    --
   Transfers from other funding
      options                              8,687,153    --          7,481,772    --
   Contract charges                           (2,233)   --             (2,232)   --
   Contract surrenders                      (193,847)   --           (176,646)   --
   Transfers to other funding
      options                             (1,076,515)   --           (447,656)   --
   Other receipts (payments)                  (5,512)   --            (18,561)   --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions        7,573,789    --          7,293,514    --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets                     7,204,316    --          6,941,332    --
NET ASSETS:
   Beginning of period                            --    --                 --    --
                                         -----------   ---         ----------   ---
   End of period                         $ 7,204,316   $--         $6,941,332   $--
                                         ===========   ===         ==========   ===

                                     LMPVET APPRECIATION     LMPVET EQUITY INDEX
                                         SUBACCOUNT              SUBACCOUNT
                                          (CLASS I)              (CLASS II)
                                     -------------------  ------------------------
                                         2007 (b)  2006       2007        2006
                                       ----------  ----   -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   (4,869)  $--   $   (48,783) $   (75,050)
   Net realized gains (losses)            139,279    --       894,449      338,399
   Change in unrealized gains
      (losses) on investments             (89,742)   --      (450,289)   1,293,047
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                   44,668    --       395,377    1,556,396
                                       ----------   ---   -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  2,322    --       289,062      769,934
   Transfers from other funding
      options                           1,760,798    --       484,729      684,964
   Contract charges                          (414)   --        (4,857)      (5,339)
   Contract surrenders                    (14,402)   --      (390,577)    (274,607)
   Transfers to other funding
      options                            (135,282)   --    (1,056,406)  (1,127,877)
   Other receipts (payments)              (12,067)   --       (31,531)    (104,436)
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     1,600,955    --      (709,580)     (57,361)
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets                  1,645,623    --      (314,203)   1,499,035
NET ASSETS:
   Beginning of period                         --    --    13,421,871   11,922,836
                                       ----------   ---   -----------  -----------
   End of period                       $1,645,623   $--   $13,107,668  $13,421,871
                                       ==========   ===   ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET FUNDAMENTAL VALUE     LMPVET INVESTORS     LMPVET LARGE CAP GROWTH
                                            SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                            (CLASS I)                 (CLASS I)               (CLASS I)
                                     ------------------------  ----------------------  -----------------------
                                           2007 (b)  2006         2007        2006         2007 (b)   2006
                                         ----------  ----      ----------  ----------     ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $   (4,465) $ --      $  (22,690) $   (8,150)    $  (32,767) $ --
   Net realized gains (losses)              220,983    --         126,649     113,805          2,557    --
   Change in unrealized gains
      (losses) on investments              (471,368)   --         (40,968)    322,155         11,416    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets resulting
         from operations                   (254,850)   --          62,991     427,810        (18,794)   --
                                         ----------  ----      ----------  ----------     ----------  ----
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   79,684    --          35,796     237,656         12,532    --
   Transfers from other funding
      options                             4,976,878    --          45,398     134,550      2,666,149    --
   Contract charges                          (1,288)   --            (916)       (921)          (985)   --
   Contract surrenders                     (123,772)   --         (66,142)    (54,063)       (48,331)   --
   Transfers to other funding
      options                               (69,400)   --         (89,608)   (203,055)      (170,943)   --
   Other receipts (payments)                (17,122)   --              --          --             --    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets resulting
         from contract transactions       4,844,980    --         (75,472)    114,167      2,458,422    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets                    4,590,130    --         (12,481)    541,977      2,439,628    --
NET ASSETS:
   Beginning of period                           --    --       3,092,100   2,550,123             --    --
                                         ----------  ----      ----------  ----------     ----------  ----
   End of period                         $4,590,130  $ --      $3,079,619  $3,092,100     $2,439,628  $ --
                                         ==========  ====      ==========  ==========     ==========  ====

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET SMALL CAP GROWTH                               LMPVPI ALL CAP          LMPVPI ALL CAP
                                            SUBACCOUNT        LMPVET SOCIAL AWARENESS        SUBACCOUNT              SUBACCOUNT
                                             (CLASS I)                SUBACCOUNT             (CLASS I)               (CLASS II)
                                     -----------------------  -----------------------  -----------------------  -------------------
                                        2007         2006         2007        2006       2007 (a)      2006      2007 (a)    2006
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (98,141) $  (95,035)  $    (4,521) $ (11,381)  $   (14,484) $  (22,406) $  (1,258) $    317
   Net realized gains (losses)          441,835     307,334       161,855      2,776       990,488     199,926     24,053     7,676
   Change in unrealized gains
      (losses) on investments            42,975     251,001       (74,669)    56,600      (760,158)    449,181    (11,222)    9,801
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                386,669     463,300        82,665     47,995       215,846     626,701     11,573    17,794
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               80,158     243,120         1,876     57,870        11,997     146,402     20,948   183,253
   Transfers from other funding
      options                           135,820     527,588        17,118     61,974        20,317      80,010        109     2,208
   Contract charges                      (1,701)     (1,740)         (458)      (435)           (4)     (1,225)        --       (18)
   Contract surrenders                 (245,060)   (154,261)       (3,546)    (4,931)      (25,835)    (90,196)      (914)   (1,142)
   Transfers to other funding
      options                          (315,930)   (607,551)       (7,057)   (15,852)   (4,692,179)   (144,839)  (257,046)     (256)
   Other receipts (payments)            (44,926)    (36,982)           --         --       (74,586)         --         --        --
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (391,639)    (29,826)        7,933     98,626    (4,760,290)     (9,848)  (236,903)  184,045
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets                   (4,970)    433,474        90,598    146,621    (4,544,444)    616,853   (225,330)  201,839
NET ASSETS:
   Beginning of period                4,925,899   4,492,425       925,855    779,234     4,544,444   3,927,591    225,330    23,491
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
   End of period                     $4,920,929  $4,925,899   $ 1,016,453  $ 925,855   $        --  $4,544,444  $      --  $225,330
                                     ==========  ==========   ===========  =========   ===========  ==========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                      LMPVPII GROWTH AND INCOME    LMPVPI LARGE CAP GROWTH   LMPVPII AGGRESSIVE GROWTH
                                             SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                             (CLASS I)                   (CLASS I)                    (CLASS I)
                                     --------------------------  --------------------------  --------------------------
                                       2007 (a)        2006         2007 (a)        2006       2007 (a)        2006
                                     ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (9,183)  $  (23,196)   $   (16,411)   $  (49,824)  $   (52,997)  $ (163,818)
   Net realized gains (losses)           348,685       21,591        393,380        29,137     1,927,125      143,032
   Change in unrealized gains
      (losses) on investments           (267,009)     156,564       (271,145)       81,311    (1,587,920)     716,481
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  72,493      154,959        105,824        60,624       286,208      695,695
                                     -----------   ----------    -----------    ----------   -----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                21,393       29,453         36,032       133,332        69,005      773,934
   Transfers from other funding
      options                              3,948       67,774         14,217       149,840       187,437      339,982
   Contract charges                           (5)        (436)            --        (1,019)           (7)      (2,690)
   Contract surrenders                    (9,348)     (39,034)       (41,194)      (31,012)      (73,333)    (194,003)
   Transfers to other funding
      options                         (1,758,647)     (26,288)    (2,691,716)     (354,249)   (8,839,010)    (737,160)
   Other receipts (payments)                  --       (6,526)       (33,971)           --       (91,762)     (66,802)
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,742,659)      24,943     (2,716,632)     (103,108)   (8,747,670)     113,261
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets                (1,670,166)     179,902     (2,610,808)      (42,484)   (8,461,462)     808,956
NET ASSETS:
   Beginning of period                 1,670,166    1,490,264      2,610,808     2,653,292     8,461,462    7,652,506
                                     -----------   ----------    -----------    ----------   -----------   ----------
   End of period                     $        --   $1,670,166    $        --    $2,610,808   $        --   $8,461,462
                                     ===========   ==========    ===========    ==========   ===========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVPII AGGRESSIVE GROWTH    LMPVET CAPITAL AND INCOME
                                              SUBACCOUNT                 SUBACCOUNT
                                              (CLASS II)                 (CLASS II)
                                     --------------------------  --------------------------
                                       2007 (a)        2006        2007 (b)        2006
                                     ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (43,131)   $ (120,910)   $   (1,938)       $--
   Net realized gains (losses)         1,428,336       118,217       765,601         --
   Change in unrealized gains
      (losses) on investments         (1,154,276)      503,219      (770,491)        --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets resulting
         from operations                 230,929       500,526        (6,828)        --
                                     -----------    ----------    ----------        ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               187,589     1,785,627       254,815         --
   Transfers from other funding
      options                            246,145       427,438     4,884,900         --
   Contract charges                          (17)       (1,954)       (1,383)        --
   Contract surrenders                  (153,377)     (277,122)     (101,451)        --
   Transfers to other funding
      options                         (7,603,394)     (502,030)     (222,524)        --
   Other receipts (payments)             (39,460)      (12,664)      (26,556)        --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (7,362,514)    1,419,295     4,787,801         --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets                (7,131,585)    1,919,821     4,780,973         --
NET ASSETS:
   Beginning of period                 7,131,585     5,211,764            --         --
                                     -----------    ----------    ----------        ---
   End of period                     $        --    $7,131,585    $4,780,973        $--
                                     ===========    ==========    ==========        ===

                                                                       LMPVPI TOTAL RETURN
                                     LMPVIT ADJUSTABLE RATE INCOME         SUBACCOUNT
                                              SUBACCOUNT                   (CLASS II)
                                     -----------------------------  -------------------------
                                          2007           2006         2007 (a)       2006
                                     ------------  ---------------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   64,288      $   70,619    $    (1,113)  $   13,187
   Net realized gains (losses)            (1,954)          3,332        422,705      108,496
   Change in unrealized gains
      (losses) on investments            (72,946)         (8,331)      (299,259)     253,320
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (10,612)         65,620        122,333      375,003
                                      ----------      ----------    -----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 1,416         121,892        187,846    1,347,454
   Transfers from other funding
      options                            112,197         868,401        100,687      258,080
   Contract charges                         (668)           (777)            (4)      (1,163)
   Contract surrenders                  (127,793)        (76,086)      (132,480)    (102,544)
   Transfers to other funding
      options                           (476,238)       (893,533)    (4,547,209)     (90,927)
   Other receipts (payments)             (15,802)       (561,193)       (25,986)     (82,439)
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (506,888)       (541,296)    (4,417,146)   1,328,461
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets                  (517,500)       (475,676)    (4,294,813)   1,703,464
NET ASSETS:
   Beginning of period                 2,941,227       3,416,903      4,294,813    2,591,349
                                      ----------      ----------    -----------   ----------
   End of period                      $2,423,727      $2,941,227    $        --   $4,294,813
                                      ==========      ==========    ===========   ==========

   The accompanying notes are an integral part of these financial statements.

                                             LORD ABBETT               LORD ABBETT            MIST BATTERYMARCH
                                          GROWTH AND INCOME           MID-CAP VALUE             MID-CAP STOCK
                                             SUBACCOUNT                SUBACCOUNT                 SUBACCOUNT
                                             (CLASS VC)                (CLASS VC)                 (CLASS A)
                                     -------------------------  -------------------------  ----------------------
                                       2007 (a)       2006         2007 (a)       2006        2007       2006 (c)
                                     ------------  -----------  ------------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (96,432) $  (100,159) $    (84,052) $  (186,978) $  (87,638) $  (66,133)
   Net realized gains (losses)          2,133,663      527,878     2,182,490    1,090,747     672,887     (21,896)
   Change in unrealized gains
      (losses) on investments          (1,472,754)   1,484,319      (801,611)     292,716    (362,707)   (191,425)
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  564,477    1,912,038     1,296,827    1,196,485     222,542    (279,454)
                                     ------------  -----------  ------------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 90,915      578,596        48,049      445,233      81,108      19,891
   Transfers from other funding
      options                              97,809    1,074,212       155,235      765,592     262,383   5,764,668
   Contract charges                           (14)      (4,278)           (8)      (3,745)     (1,336)     (1,369)
   Contract surrenders                    (68,038)    (240,488)     (106,862)    (386,799)   (187,607)    (60,583)
   Transfers to other funding
      options                         (15,670,309)    (574,292)  (14,405,873)  (1,549,227)   (331,657)   (175,130)
   Other receipts (payments)              (49,700)     (82,956)      (24,442)     (76,270)    (17,800)         --
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (15,599,337)     750,794   (14,333,901)    (805,216)   (194,909)  5,547,477
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                (15,034,860)   2,662,832   (13,037,074)     391,269      27,633   5,268,023
NET ASSETS:
   Beginning of period                 15,034,860   12,372,028    13,037,074   12,645,805   5,268,023          --
                                     ------------  -----------  ------------  -----------  ----------  ----------
   End of period                     $         --  $15,034,860  $         --  $13,037,074  $5,295,656  $5,268,023
                                     ============  ===========  ============  ===========  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST BLACKROCK HIGH YIELD  MIST BLACKROCK LARGE-CAP CORE
                                             SUBACCOUNT                  SUBACCOUNT
                                             (CLASS A)                   (CLASS E)
                                     -------------------------  -----------------------------
                                          2007       2006 (c)      2007 (b)         2006
                                     ------------  -----------  ------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   362,912   $  (66,719)   $  (62,893)        $--
   Net realized gains (losses)            (4,093)       5,441        15,733          --
   Change in unrealized gains
      (losses) on investments           (523,685)     316,030        38,779          --
                                     -----------   ----------    ----------         ---
      Net increase (decrease)
         in net assets resulting
         from operations                (164,866)     254,752        (8,381)         --
                                     -----------   ----------    ----------         ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                87,026       55,615         8,627          --
   Transfers from other funding
      options                          8,090,752    5,238,239     5,176,381          --
   Contract charges                       (3,753)      (1,443)         (950)         --
   Contract surrenders                  (407,005)     (91,532)     (123,211)         --
   Transfers to other funding
      options                         (1,143,630)    (179,465)     (800,688)         --
   Other receipts (payments)                  --       (9,637)           --          --
                                     -----------   ----------    ----------         ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    6,623,390    5,011,777     4,260,159          --
      Net increase (decrease)
         in net assets                 6,458,524    5,266,529     4,251,778          --
NET ASSETS:
   Beginning of period                 5,266,529           --            --          --
                                     -----------   ----------    ----------         ---
   End of period                     $11,725,053   $5,266,529    $4,251,778         $--
                                     ===========   ==========    ==========         ===

                                     MIST BLACKROCK LARGE-CAP CORE  MIST DREMAN SMALL-CAP VALUE
                                              SUBACCOUNT                    SUBACCOUNT
                                              (CLASS A)                     (CLASS A)
                                     -----------------------------  ---------------------------
                                        2007 (a)       2006 (c)         2007         2006 (c)
                                     ------------  ---------------  -----------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     2,468     $  (63,236)     $  (9,944)     $  (1,264)
   Net realized gains (losses)           549,289         (7,192)        14,999          4,574
   Change in unrealized gains
      (losses) on investments           (323,399)       323,399        (23,082)        21,871
                                     -----------     ----------      ---------      ---------
   Net increase (decrease)
      in net assets resulting
      from operations                    228,358        252,971        (18,027)        25,181
                                     -----------     ----------      ---------      ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 9,418         37,948          1,480          4,113
   Transfers from other funding
      options                             16,864      4,904,678        431,456        476,434
   Contract charges                           (4)        (1,008)          (129)           (47)
   Contract surrenders                   (28,141)       (28,802)       (13,972)        (3,486)
   Transfers to other funding
      options                         (5,107,379)      (238,238)      (273,000)      (130,998)
   Other receipts (payments)             (23,618)       (23,047)            --             --
                                     -----------     ----------      ---------      ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (5,132,860)     4,651,531        145,835        346,016
      Net increase (decrease)
         in net assets                (4,904,502)     4,904,502        127,808        371,197
NET ASSETS:
   Beginning of period                 4,904,502             --        371,197             --
                                     -----------     ----------      ---------      ---------
   End of period                     $        --     $4,904,502      $ 499,005      $ 371,197
                                     ===========     ==========      =========      =========

   The accompanying notes are an integral part of these financial statements.

                                       MIST HARRIS OAKMARK
                                          INTERNATIONAL           MIST JANUS FORTY     MIST LAZARD MID-CAP
                                            SUBACCOUNT               SUBACCOUNT             SUBACCOUNT
                                            (CLASS A)                 (CLASS A)             (CLASS B)
                                     -----------------------  -----------------------  -------------------
                                         2007      2006 (c)       2007      2006 (c)      2007 (b)  2006
                                     -----------  ----------  -----------  ----------     --------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (76,379) $  (67,019) $  (157,751) $ (105,402)    $ (6,119)  $--
   Net realized gains (losses)           694,855      (1,133)   1,475,324     (30,905)      (1,201)   --
   Change in unrealized gains
      (losses) on investments           (855,323)    626,947      957,135     302,770      (54,598)   --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                (236,847)    558,795    2,274,708     166,463      (61,918)   --
                                     -----------  ----------  -----------  ----------     --------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               141,470      35,614      192,817     250,526          636    --
   Transfers from other funding
      options                          2,645,124   6,166,803      862,175   8,746,409      510,526    --
   Contract charges                       (1,858)     (1,545)      (2,679)     (2,875)        (117)   --
   Contract surrenders                  (328,060)   (103,008)    (189,053)   (142,853)      (6,282)   --
   Transfers to other funding
      options                         (1,221,885)   (375,036)    (816,721)   (708,739)     (12,906)   --
   Other receipts (payments)             (44,395)    (14,979)      (3,125)    (16,498)          --    --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    1,190,396   5,707,849       43,414   8,125,970      491,857    --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets                   953,549   6,266,644    2,318,122   8,292,433      429,939    --
NET ASSETS:
   Beginning of period                 6,266,644          --    8,292,433          --           --    --
                                     -----------  ----------  -----------  ----------     --------   ---
   End of period                     $ 7,220,193  $6,266,644  $10,610,555  $8,292,433     $429,939   $--
                                     ===========  ==========  ===========  ==========     ========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST LEGG MASON PARTNERS     MIST LORD ABBETT
                                          MANAGED ASSETS           BOND DEBENTURE
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS A)               (CLASS A)
                                     ------------------------  ----------------------
                                         2007      2006 (c)       2007      2006 (c)
                                      ----------  ----------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   18,593  $  (54,382)  $  149,659  $  (46,782)
   Net realized gains (losses)           377,258         953       54,405       2,671
   Change in unrealized gains
      (losses) on investments           (213,538)    270,959       (8,594)    212,983
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 182,313     217,530      195,470     168,872
                                      ----------  ----------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                79,059      50,315       21,154      23,661
   Transfers from other funding
      options                             63,859   4,337,962      715,209   4,200,812
   Contract charges                       (1,290)     (1,350)        (762)       (809)
   Contract surrenders                  (105,365)    (93,707)    (221,633)   (135,709)
   Transfers to other funding
      options                            (80,450)   (202,234)    (735,471)   (153,144)
   Other receipts (payments)             (67,929)         --      (22,734)    (67,176)
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (112,116)  4,090,986     (244,237)  3,867,635
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets                    70,197   4,308,516      (48,767)  4,036,507
NET ASSETS:
   Beginning of period                 4,308,516          --    4,036,507          --
                                      ----------  ----------   ----------  ----------
   End of period                      $4,378,713  $4,308,516   $3,987,740  $4,036,507
                                      ==========  ==========   ==========  ==========

                                         MIST LORD ABBETT         MIST LORD ABBETT
                                         GROWTH AND INCOME         MID-CAP VALUE
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)               (CLASS B)
                                     ------------------------  ---------------------
                                         2007       2006 (c)       2007     2006 (c)
                                     -----------  -----------  -----------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (307,043) $  (169,137) $  (179,502) $   (663)
   Net realized gains (losses)           839,233        6,359      (33,352)      298
   Change in unrealized gains
      (losses) on investments           (502,781)   1,219,016   (1,251,102)   11,651
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                  29,409    1,056,238   (1,463,956)   11,286
                                     -----------  -----------  -----------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
   from contract owners                  422,190      254,487      282,477     9,360
   Transfers from other funding
   options                            16,154,195   14,753,303   14,872,203    94,632
   Contract charges                       (7,313)      (3,557)      (3,641)      (14)
   Contract surrenders                  (914,445)    (222,994)    (380,700)      (27)
   Transfers to other funding
   options                            (2,388,078)    (427,718)  (1,108,221)   (8,536)
   Other receipts (payments)            (131,414)     (65,404)     (27,436)       --
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   13,135,135   14,288,117   13,634,682    95,415
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets                13,164,544   15,344,355   12,170,726   106,701
NET ASSETS:
   Beginning of period                15,344,355           --      106,701        --
                                     -----------  -----------  -----------  --------
   End of period                     $28,508,899  $15,344,355  $12,277,427  $106,701
                                     ===========  ===========  ===========  ========

   The accompanying notes are an integral part of these financial statements.

                                          MIST MET/AIM           MIST MET/AIM          MIST MET/AIM
                                      CAPITAL APPRECIATION   CAPITAL APPRECIATION    SMALL CAP GROWTH
                                           SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                           (CLASS A)               (CLASS E)             (CLASS A)
                                     ----------------------  --------------------  --------------------
                                       2007        2006 (c)   2007 (b)     2006      2007      2006 (c)
                                     ----------  ----------  ----------  --------  --------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (53,279) $  (30,846) $  (85,415)   $--   $  (6,399)   $ (1,853)
   Net realized gains (losses)           (4,092)    326,069      10,334     --       8,882       1,773
   Change in unrealized gains
      (losses) on investments           324,540    (341,583)    254,599     --       6,763       1,191
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets resulting
         from operations                267,169     (46,360)    179,518     --       9,246       1,111
                                     ----------  ----------  ----------    ---   ---------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               24,862      80,148     357,872     --      16,125      21,371
   Transfers from other funding
      options                            97,793   2,894,147   7,018,014     --     424,491     171,589
   Contract charges                        (828)       (862)     (2,145)    --        (149)        (47)
   Contract surrenders                  (87,925)   (127,104)   (153,563)    --     (47,333)       (124)
   Transfers to other funding
      options                          (141,717)    (38,026)   (607,457)    --    (153,154)     (3,738)
   Other receipts (payments)            (22,750)         --     (15,522)    --          --          --
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (130,565)  2,808,303   6,597,199     --     239,980     189,051
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets                  136,604   2,761,943   6,776,717     --     249,226     190,162
NET ASSETS:
   Beginning of period                2,761,943          --          --     --     190,162          --
                                     ----------  ----------  ----------    ---   ---------    --------
   End of period                     $2,898,547  $2,761,943  $6,776,717    $--   $ 439,388    $190,162
                                     ==========  ==========  ==========    ===   =========    ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST MFS EMERGING  MIST MFS RESEARCH                            MIST NEUBERGER BERMAN
                                      MARKETS EQUITY      INTERNATIONAL         MIST MFS VALUE            REAL ESTATE
                                        SUBACCOUNT          SUBACCOUNT            SUBACCOUNT               SUBACCOUNT
                                         (CLASS A)          (CLASS B)              (CLASS A)               (CLASS A)
                                     -----------------  -----------------  ----------------------  -------------------------
                                      2007 (b)   2006     2007 (b)   2006      2007      2006 (c)      2007        2006 (c)
                                     ----------  -----  ----------  -----  ----------  ----------  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (70,691)  $--   $  (14,724)   $--  $ (174,151) $    1,035  $  (128,956)  $  (207,599)
   Net realized gains (losses)          108,210    --        2,006     --     272,309     336,978    1,687,251       110,595
   Change in unrealized gains
      (losses) on investments         1,139,133    --       65,605     --     358,674     409,706   (4,223,659)    3,263,550
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations              1,176,652    --       52,887     --     456,832     747,719   (2,665,364)    3,166,546
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              153,442    --       36,430     --     198,113     203,620      304,935       373,442
   Transfers from other funding
      options                         5,634,569    --    2,034,165     --   1,889,901   7,707,291    1,886,078    15,945,212
   Contract charges                        (972)   --         (240)    --      (2,274)     (1,982)      (4,986)       (5,793)
   Contract surrenders                 (144,427)   --      (20,060)    --    (397,118)   (280,806)    (816,985)     (396,766)
   Transfers to other funding
      options                          (797,616)   --      (67,308)    --    (970,813)   (290,136)  (3,572,093)   (1,130,589)
   Other receipts (payments)             (3,094)   --           --     --     (43,967)         --      (60,739)      (45,594)
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   4,841,902    --    1,982,987     --     673,842   7,337,987   (2,263,790)   14,739,912
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets                6,018,554    --    2,035,874     --   1,130,674   8,085,706   (4,929,154)   17,906,458
NET ASSETS:
   Beginning of period                       --    --           --     --   8,085,706          --   17,906,458            --
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
   End of period                     $6,018,554   $--   $2,035,874    $--  $9,216,380  $8,085,706  $12,977,304   $17,906,458
                                     ==========   ===   ==========    ===  ==========  ==========  ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                                        MIST OPPENHEIMER     MIST PIMCO INFLATION
                                      CAPITAL APPRECIATION      PROTECTED BOND        MIST PIONEER FUND
                                           SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                           (CLASS B)              (CLASS A)               (CLASS A)
                                     ----------------------  --------------------  ----------------------
                                        2007      2006 (c)       2007 (b)   2006      2007      2006 (c)
                                     ----------  ----------    -----------  ----   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (116,761) $  (64,493)   $  (150,694)  $--   $  (13,786) $  (16,608)
   Net realized gains (losses)          432,496     (16,184)        24,102    --       59,189       1,161
   Change in unrealized gains
      (losses) on investments           335,584     167,915        810,364    --        1,961     108,210
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                651,319      87,238        683,772    --       47,364      92,763
                                     ----------  ----------    -----------   ---   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              488,980     712,505         45,265    --          954       7,313
   Transfers from other funding
      options                         1,288,621   5,437,258     12,489,099    --      109,093   1,298,290
   Contract charges                      (1,868)     (1,758)        (3,187)   --         (285)       (285)
   Contract surrenders                 (294,736)   (114,790)      (363,615)   --     (145,415)    (18,744)
   Transfers to other funding
      options                          (867,024)   (416,857)      (861,169)   --     (283,051)    (11,965)
   Other receipts (payments)            (72,172)    (86,889)       (13,282)   --           --          --
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     541,801   5,529,469     11,293,111    --     (318,704)  1,274,609
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets                1,193,120   5,616,707     11,976,883    --     (271,340)  1,367,372
NET ASSETS:
   Beginning of period                5,616,707          --             --    --    1,367,372          --
                                     ----------  ----------    -----------   ---   ----------  ----------
   End of period                     $6,809,827  $5,616,707    $11,976,883   $--   $1,096,032  $1,367,372
                                     ==========  ==========    ===========   ===   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST PIONEER MID-CAP VALUE  MIST PIONEER STRATEGIC INCOME
                                             SUBACCOUNT                    SUBACCOUNT
                                             (CLASS A)                     (CLASS A)
                                     --------------------------  -----------------------------
                                          2007 (a)  2006 (c)            2007      2006 (c)
                                         ---------  --------         ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $    (912) $ (4,242)        $ (115,724) $  311,067
   Net realized gains (losses)              70,390     6,556             23,086       8,461
   Change in unrealized gains
      (losses) on investments              (22,913)   22,913            511,935     (29,805)
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                    46,565    25,227            419,297     289,723
                                         ---------  --------         ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   4,944    25,261             61,431      73,463
   Transfers from other funding
      options                                3,524   460,166          1,049,246   9,487,051
   Contract charges                             --      (111)            (2,162)     (2,307)
   Contract surrenders                        (440)   (4,588)          (321,785)   (130,452)
   Transfers to other funding
      options                             (521,123)   (4,333)          (760,979)   (450,839)
   Other receipts (payments)                    --   (35,092)           (33,357)    (81,419)
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (513,095)  441,303             (7,606)  8,895,497
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets                    (466,530)  466,530            411,691   9,185,220
NET ASSETS:
   Beginning of period                     466,530        --          9,185,220          --
                                         ---------  --------         ----------  ----------
   End of period                         $      --  $466,530         $9,596,911  $9,185,220
                                         =========  ========         ==========  ==========

                                         MIST THIRD AVENUE          MSF BLACKROCK
                                          SMALL CAP VALUE         AGGRESSIVE GROWTH
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS D)
                                     ------------------------  ----------------------
                                         2007       2006 (c)      2007      2006 (c)
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (297,607) $   (99,480) $ (100,116) $  (60,848)
   Net realized gains (losses)           672,144       (2,289)     49,747      (9,735)
   Change in unrealized gains
      (losses) on investments         (2,462,404)     373,765     926,137     (51,592)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations              (2,087,867)     271,996     875,768    (122,175)
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               442,010      146,388      93,087      40,666
   Transfers from other funding
      options                         16,622,982   12,096,576     551,620   5,191,371
   Contract charges                       (8,108)      (1,758)     (1,397)     (1,400)
   Contract surrenders                (1,108,507)    (244,609)   (229,644)   (101,681)
   Transfers to other funding
      options                         (2,530,412)    (167,558)   (324,716)   (100,328)
   Other receipts (payments)             (61,732)          --     (33,630)    (19,625)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   13,356,233   11,829,039      55,320   5,009,003
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                11,268,366   12,101,035     931,088   4,886,828
NET ASSETS:
   Beginning of period                12,101,035           --   4,886,828          --
                                     -----------  -----------  ----------  ----------
   End of period                     $23,369,401  $12,101,035  $5,817,916  $4,886,828
                                     ===========  ===========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.


                                     MSF BLACKROCK BOND INCOME   MSF BLACKROCK MONEY MARKET      MSF FI LARGE CAP
                                           SUBACCOUNT                   SUBACCOUNT                  SUBACCOUNT
                                            (CLASS A)                   (CLASS A)                    (CLASS A)
                                     -------------------------  ----------------------------  ----------------------
                                         2007       2006 (c)         2007          2006 (c)     2007        2006 (c)
                                      ----------  ----------    ------------    ------------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  107,100  $ (104,100)   $    835,049    $    427,746  $  (86,260) $  (61,579)
   Net realized gains (losses)            40,283       8,614              --              --     332,871     (12,487)
   Change in unrealized gains
      (losses) on investments            205,044     382,878              --              --    (148,568)    123,803
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 352,427     287,392         835,049         427,746      98,043      49,737
                                      ----------  ----------    ------------    ------------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                56,851     280,480       4,632,317       5,472,436      72,653      38,880
   Transfers from other funding
      options                            724,406   8,297,101      30,971,588      29,303,741      78,907   5,006,130
   Contract charges                       (2,792)     (2,933)         (7,170)         (6,114)     (1,377)     (1,448)
   Contract surrenders                  (420,040)   (128,907)     (6,319,569)     (1,082,926)   (292,225)    (81,878)
   Transfers to other funding
      options                           (365,389)   (452,070)    (18,346,813)    (11,000,839)   (226,509)   (147,673)
   Other receipts (payments)             (80,708)    (94,947)       (214,864)       (127,971)    (38,133)         --
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (87,672)  7,898,724      10,715,489      22,558,327    (406,684)  4,814,011
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets                   264,755   8,186,116      11,550,538      22,986,073    (308,641)  4,863,748
NET ASSETS:
   Beginning of period                 8,186,116          --      22,986,073              --   4,863,748          --
                                      ----------  ----------    ------------    ------------  ----------  ----------
   End of period                      $8,450,871  $8,186,116    $ 34,536,611    $ 22,986,073  $4,555,107  $4,863,748
                                      ==========  ==========    ============    ============  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                MSF METLIFE AGGRESSIVE
                                        MSF FI VALUE LEADERS          ALLOCATION
                                            SUBACCOUNT                SUBACCOUNT
                                            (CLASS D)                 (CLASS B)
                                     ------------------------  -----------------------
                                        2007       2006 (c)      2007         2006 (c)
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (129,129) $  (141,256) $  (40,949) $  (20,880)
   Net realized gains (losses)         1,048,151       (5,539)     24,075      (1,689)
   Change in unrealized gains
      (losses) on investments           (661,337)     399,189      13,243     111,994
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 257,685      252,394      (3,631)     89,425
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               320,866      180,953      57,981      50,481
   Transfers from other funding
      options                            351,739   11,075,041     575,785   1,661,481
   Contract charges                       (3,281)      (3,406)     (1,079)       (726)
   Contract surrenders                  (315,656)    (208,579)    (35,823)    (40,728)
   Transfers to other funding
      options                           (608,769)    (189,704)   (201,104)     (4,383)
   Other receipts (payments)              (1,851)     (30,376)         --     (89,561)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (256,952)  10,823,929     395,760   1,576,564
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                       733   11,076,323     392,129   1,665,989
NET ASSETS:
   Beginning of period                11,076,323           --   1,665,989          --
                                     -----------  -----------  ----------  ----------
   End of period                     $11,077,056  $11,076,323  $2,058,118  $1,665,989
                                     ===========  ===========  ==========  ==========

                                     MSF METLIFE CONSERVATIVE  MSF METLIFE CONSERVATIVE
                                            ALLOCATION         TO MODERATE ALLOCATION
                                            SUBACCOUNT              SUBACCOUNT
                                            (CLASS B)                (CLASS B)
                                     ------------------------  ------------------------
                                       2007       2006 (c)       2007        2006 (c)
                                      ----------  ----------   -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (48,656) $  (33,674)  $   (60,710) $  (22,538)
   Net realized gains (losses)            60,727       5,248        59,139         (50)
   Change in unrealized gains
      (losses) on investments             65,380     143,963        47,336     111,973
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  77,451     115,537        45,765      89,385
                                      ----------  ----------   -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 5,576      17,222       267,277      71,199
   Transfers from other funding
      options                            897,600   2,611,576     3,107,057   1,878,219
   Contract charges                         (393)       (351)       (1,036)       (829)
   Contract surrenders                   (75,345)    (44,508)   (1,341,761)    (11,382)
   Transfers to other funding
      options                           (800,265)     (4,759)      (76,792)     (1,602)
   Other receipts (payments)                  --          --            --     (85,875)
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       27,173   2,579,180     1,954,745   1,849,730
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets                   104,624   2,694,717     2,000,510   1,939,115
NET ASSETS:
   Beginning of period                 2,694,717          --     1,939,115          --
                                      ----------  ----------   -----------  ----------
   End of period                      $2,799,341  $2,694,717   $ 3,939,625  $1,939,115
                                      ==========  ==========   ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                            MSF METLIFE        MSF METLIFE MODERATE TO
                                        MODERATE ALLOCATION     AGGRESSIVE ALLOCATION    MSF MFS TOTAL RETURN
                                            SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                             (CLASS B)                (CLASS B)               (CLASS B)
                                     ------------------------  -----------------------  ----------------------
                                         2007       2006 (c)       2007      2006 (c)      2007      2006 (c)
                                     -----------  -----------  -----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (253,906) $  (141,228) $  (145,100) $  (90,249) $   (8,799) $  (51,904)
   Net realized gains (losses)           144,105      (14,208)     308,978     (32,440)    181,287       5,810
   Change in unrealized gains
      (losses) on investments            349,440      691,802       30,367     481,484    (106,545)    306,914
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 239,639      536,366      194,245     358,795      65,943     260,820
                                     -----------  -----------  -----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               287,039      314,604      262,356     114,877     439,275      55,068
   Transfers from other funding
      options                          2,385,272   10,944,813    1,582,231   7,151,786   1,318,592   4,199,867
   Contract charges                       (3,170)      (2,456)      (2,790)     (2,017)       (888)       (881)
   Contract surrenders                  (434,510)    (197,497)    (215,285)    (63,866)   (198,893)    (54,601)
   Transfers to other funding
      options                           (856,998)    (295,564)  (1,981,551)   (474,430)   (305,811)   (260,197)
   Other receipts (payments)             (98,739)    (174,610)    (250,147)         --     (32,325)     (1,847)
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    1,278,894   10,589,290     (605,186)  6,726,350   1,219,950   3,937,409
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                 1,518,533   11,125,656     (410,941)  7,085,145   1,285,893   4,198,229
NET ASSETS:
   Beginning of period                11,125,656           --    7,085,145          --   4,198,229          --
                                     -----------  -----------  -----------  ----------  ----------  ----------
   End of period                     $12,644,189  $11,125,656  $ 6,674,204  $7,085,145  $5,484,122  $4,198,229
                                     ===========  ===========  ===========  ==========  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                    MSF OPPENHEIMER
                                       MSF MFS TOTAL RETURN          GLOBAL EQUITY
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS F)                 (CLASS B)
                                     ------------------------  ------------------------
                                         2007       2006 (c)       2007       2006 (c)
                                     -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     7,732  $  (432,641) $  (357,805) $  (407,254)
   Net realized gains (losses)         1,410,637       42,006    1,126,445      (74,812)
   Change in unrealized gains
      (losses) on investments           (670,943)   2,583,830      822,708    2,222,408
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 747,426    2,193,195    1,591,348    1,740,342
                                     -----------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               401,822      813,564    1,181,304    1,515,439
   Transfers from other funding
      options                          1,187,260   33,494,651    1,334,790   34,564,009
   Contract charges                      (11,007)     (11,377)      (8,879)      (8,617)
   Contract surrenders                (1,123,813)    (648,058)  (1,161,257)    (456,742)
   Transfers to other funding
      options                         (2,161,949)  (1,274,183)  (4,691,124)  (2,117,664)
   Other receipts (payments)            (141,822)    (139,316)     (86,026)    (124,128)
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,849,509)  32,235,281   (3,431,192)  33,372,297
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                (1,102,083)  34,428,476   (1,839,844)  35,112,639
NET ASSETS:
   Beginning of period                34,428,476           --   35,112,639           --
                                     -----------  -----------  -----------  -----------
   End of period                     $33,326,393  $34,428,476  $33,272,795  $35,112,639
                                     ===========  ===========  ===========  ===========

                                                                   MSF WESTERN
                                        MSF T. ROWE PRICE        ASSET MANAGEMENT
                                        LARGE CAP GROWTH         HIGH YIELD BOND
                                           SUBACCOUNT               SUBACCOUNT
                                            (CLASS B)               (CLASS A)
                                     ----------------------  -----------------------
                                        2007      2006 (c)     2007 (a)    2006 (c)
                                     ----------  ----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (44,612) $  (31,862) $   712,108  $  (88,498)
   Net realized gains (losses)           50,343       6,115       58,857      13,376
   Change in unrealized gains
      (losses) on investments           164,458     194,772     (497,478)    497,478
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                170,189     169,025      273,487     422,356
                                     ----------  ----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               11,586       1,362       39,841      95,216
   Transfers from other funding
      options                           246,254   2,626,077      398,977   7,409,746
   Contract charges                        (392)       (470)         (14)     (2,551)
   Contract surrenders                 (104,152)    (51,035)     (82,306)   (152,565)
   Transfers to other funding
      options                          (115,830)   (222,432)  (7,937,563)   (376,472)
   Other receipts (payments)                 --          --      (12,154)    (75,998)
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      37,466   2,353,502   (7,593,219)  6,897,376
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets                  207,655   2,522,527   (7,319,732)  7,319,732
NET ASSETS:
   Beginning of period                2,522,527          --    7,319,732          --
                                     ----------  ----------  -----------  ----------
   End of period                     $2,730,182  $2,522,527  $        --  $7,319,732
                                     ==========  ==========  ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     MSF WESTERN ASSET MANAGEMENT
                                           U.S. GOVERNMENT           PIMCO VIT REAL RETURN     PIMCO VIT TOTAL RETURN
                                              SUBACCOUNT                   SUBACCOUNT                SUBACCOUNT
                                              (CLASS A)              (ADMINISTRATIVE CLASS)    (ADMINISTRATIVE CLASS)
                                     ----------------------------  -------------------------  ------------------------
                                        2007            2006 (c)     2007 (a)        2006         2007         2006
                                     ----------        ----------  ----------    -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   63,106        $  (71,714) $    103,446  $   268,708  $   749,690  $   626,122
   Net realized gains (losses)           50,596            13,736      (699,546)     260,253      (84,476)      88,236
   Change in unrealized gains
      (losses) on investments            43,861           263,997       811,182     (664,975)   1,029,439     (233,164)
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                157,563           206,019       215,082     (136,014)   1,694,653      481,194
                                     ----------        ----------  ------------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               46,661            81,080        77,317      598,422      187,484    1,148,037
   Transfers from other funding
      options                           637,378         6,731,173       442,120    1,386,466    2,340,729    2,943,855
   Contract charges                      (1,916)           (2,090)           (8)      (3,451)      (7,943)      (8,449)
   Contract surrenders                 (656,978)         (161,437)     (118,544)    (408,641)  (1,352,693)    (691,486)
   Transfers to other funding
      options                          (564,902)         (462,331)  (11,870,289)  (1,138,470)  (1,913,024)  (1,278,335)
   Other receipts (payments)            (34,201)          (47,333)      (51,349)     (46,014)    (109,648)    (128,581)
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (573,958)        6,139,062   (11,520,753)     388,312     (855,095)   1,985,041
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                 (416,395)        6,345,081   (11,305,671)     252,298      839,558    2,466,235
NET ASSETS:
   Beginning of period                6,345,081                --    11,305,671   11,053,373   26,181,299   23,715,064
                                     ----------        ----------  ------------  -----------  -----------  -----------
   End of period                     $5,928,686        $6,345,081  $         --  $11,305,671  $27,020,857  $26,181,299
                                     ==========        ==========  ============  ===========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER AMERICA INCOME VCT  PIONEER BOND VCT
                                             SUBACCOUNT             SUBACCOUNT
                                             (CLASS II)             (CLASS II)
                                     --------------------------  ----------------
                                       2007 (d)         2006      2007 (e)   2006
                                     ------------   -----------  ----------   ---
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    217,100   $   185,865  $   36,333   $--
   Net realized gains (losses)            (93,308)      (52,093)        656    --
   Change in unrealized gains
      (losses) on investments             208,007       (36,922)     68,283    --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                  331,799        96,850     105,272    --
                                     ------------   -----------  ----------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              1,049,954     1,642,968      15,428    --
   Transfers from other funding
      options                           2,722,121     1,479,627   9,833,238    --
   Contract charges                        (3,064)       (2,377)         (2)   --
   Contract surrenders                   (313,196)     (384,720)    (75,833)   --
   Transfers to other funding
      options                         (12,254,438)   (1,599,120)   (151,884)   --
   Other receipts (payments)             (122,403)      (62,078)    (19,543)   --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (8,921,026)    1,074,300   9,601,404    --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets                 (8,589,227)    1,171,150   9,706,676    --
NET ASSETS:
   Beginning of period                  8,589,227     7,418,077          --    --
                                     ------------   -----------  ----------   ---
   End of period                     $         --   $ 8,589,227  $9,706,676   $--
                                     ============   ===========  ==========   ===

                                     PIONEER CULLEN VALUE VCT  PIONEER EMERGING MARKETS VCT
                                            SUBACCOUNT                  SUBACCOUNT
                                            (CLASS II)                  (CLASS II)
                                     ------------------------  ----------------------------
                                        2007        2006           2007             2006
                                     ----------    ----------  -----------      -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (74,779)   $  (52,887) $  (213,399)     $  (128,755)
   Net realized gains (losses)           61,965        29,082    1,979,837        1,048,986
   Change in unrealized gains
      (losses) on investments           291,114       492,415    2,768,304        1,449,386
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from operations                278,300       468,610    4,534,742        2,369,617
                                     ----------    ----------  -----------      -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            2,005,898     3,035,083    1,267,341        2,921,001
   Transfers from other funding
      options                         1,115,947       865,061    2,696,282          971,810
   Contract charges                      (1,868)         (839)      (4,327)          (2,588)
   Contract surrenders                 (166,340)      (56,912)    (511,022)        (367,906)
   Transfers to other funding
      options                          (306,752)     (382,637)  (2,046,340)      (1,124,804)
   Other receipts (payments)            (19,603)           --     (132,244)        (195,327)
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   2,627,282     3,459,756    1,269,690        2,202,186
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets                2,905,582     3,928,366    5,804,432        4,571,803
NET ASSETS:
   Beginning of period                5,354,951     1,426,585   10,762,696        6,190,893
                                     ----------    ----------  -----------      -----------
   End of period                     $8,260,533    $5,354,951  $16,567,128      $10,762,696
                                     ==========    ==========  ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER EQUITY INCOME VCT  PIONEER EQUITY OPPORTUNITY VCT      PIONEER FUND VCT
                                            SUBACCOUNT                   SUBACCOUNT                    SUBACCOUNT
                                            (CLASS II)                    (CLASS II)                   (CLASS II)
                                     -------------------------  ------------------------------  ------------------------
                                        2007           2006          2007 (d)         2006         2007         2006
                                     -----------   -----------  --------------   -------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    66,094   $    60,980     $    (9,820)  $ (1,674) $   (99,274) $   (71,730)
   Net realized gains (losses)           679,488       282,110          93,595        717      239,790      115,066
   Change in unrealized gains
      (losses) on investments           (959,180)    1,444,717         (18,944)    17,843      121,440    1,106,155
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                (213,598)    1,787,807          64,831     16,886      261,956    1,149,491
                                     -----------   -----------     -----------   --------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,846,017     2,232,730         122,645    156,477      870,201    1,315,960
   Transfers from other funding
      options                          1,360,837     1,726,685         740,576      9,867    6,880,162      687,754
   Contract charges                       (3,996)       (3,348)           (373)       (76)      (3,079)      (3,044)
   Contract surrenders                  (443,711)     (424,128)         (9,363)      (729)    (552,260)    (562,938)
   Transfers to other funding
      options                         (1,771,616)   (1,220,798)     (1,114,099)   (18,441)    (819,925)    (391,104)
   Other receipts (payments)            (171,443)     (115,242)             --         --      (94,967)     (99,763)
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      816,088     2,195,899        (260,614)   147,098    6,280,132      946,865
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets                   602,490     3,983,706        (195,783)   163,984    6,542,088    2,096,356
NET ASSETS:
   Beginning of period                11,862,483     7,878,777         195,783     31,799   10,008,672    7,912,316
                                     -----------   -----------     -----------   --------  -----------  -----------
   End of period                     $12,464,973   $11,862,483     $        --   $195,783  $16,550,760  $10,008,672
                                     ===========   ===========     ===========   ========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER GLOBAL HIGH YIELD VCT   PIONEER HIGH YIELD VCT
                                               SUBACCOUNT                  SUBACCOUNT
                                               (CLASS II)                  (CLASS II)
                                     -----------------------------  ------------------------
                                        2007               2006        2007         2006
                                     ----------         ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  289,601         $   89,795  $   459,431  $   421,635
   Net realized gains (losses)           69,444             20,174      134,866       56,927
   Change in unrealized gains
      (losses) on investments          (395,188)            64,830      (54,625)     300,511
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                (36,143)           174,799      539,672      779,073
                                     ----------         ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            1,546,977          2,469,219    1,405,819    4,727,897
   Transfers from other funding
      options                           843,205            672,804    5,296,605    3,553,029
   Contract charges                      (1,151)              (332)      (3,011)      (3,291)
   Contract surrenders                 (287,550)           (17,072)    (910,047)    (650,639)
   Transfers to other funding
      options                          (418,850)          (478,191)  (7,503,133)  (3,239,433)
   Other receipts (payments)            (10,101)                --     (132,576)    (173,699)
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   1,672,530          2,646,428   (1,846,343)   4,213,864
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets                1,636,387          2,821,227   (1,306,671)   4,992,937
NET ASSETS:
   Beginning of period                3,517,328            696,101   14,826,051    9,833,114
                                     ----------         ----------  -----------  -----------
   End of period                     $5,153,715         $3,517,328  $13,519,380  $14,826,051
                                     ==========         ==========  ===========  ===========

                                          PIONEER IBBOTSON          PIONEER IBBOTSON
                                     AGGRESSIVE ALLOCATION VCT    GROWTH ALLOCATION VCT
                                            SUBACCOUNT                 SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     -------------------------  -------------------------
                                        2007           2006         2007         2006
                                     ----------     ----------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (32,614)    $  (48,774) $ (1,121,019) $  (588,483)
   Net realized gains (losses)          186,759         34,007     1,983,391      115,909
   Change in unrealized gains
      (losses) on investments           (20,808)       368,587     1,225,391    4,205,295
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                133,337        353,820     2,087,763    3,732,721
                                     ----------     ----------  ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            1,032,713      2,472,776    40,554,618   51,768,686
   Transfers from other funding
      options                           126,731        481,825    10,187,395    5,930,069
   Contract charges                      (2,000)          (884)      (22,456)      (4,469)
   Contract surrenders                  (84,960)        (5,802)   (2,618,825)    (269,339)
   Transfers to other funding
      options                           (99,716)       (48,506)   (4,218,945)   1,043,771)
   Other receipts (payments)                 --             --      (152,397)          --
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     972,768      2,899,409    43,729,390   56,381,176
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets                1,106,105      3,253,229    45,817,153   60,113,897
NET ASSETS:
   Beginning of period                4,419,580      1,166,351    64,824,560    4,710,663
                                     ----------     ----------  ------------  -----------
   End of period                     $5,525,685     $4,419,580  $110,641,713  $64,824,560
                                     ==========     ==========  ============  ===========

   The accompanying notes are an integral part of these financial statements.

                                         PIONEER IBBOTSON
                                      MODERATE ALLOCATION VCT  PIONEER INDEPENDENCE VCT  PIONEER INTERNATIONAL VALUE VCT
                                             SUBACCOUNT               SUBACCOUNT                    SUBACCOUNT
                                            (CLASS II)                (CLASS II)                    (CLASS II)
                                     ------------------------  ------------------------  -------------------------------
                                         2007         2006         2007        2006              2007        2006
                                     -----------  -----------  -----------  ----------       -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (545,028) $  (309,882)  $  (42,182) $  (29,716)      $   (79,991) $  (35,987)
   Net realized gains (losses)           907,494      138,418       48,691      13,876           273,517      34,026
   Change in unrealized gains
      (losses) on investments            938,264    1,936,597      109,418     123,706           293,415     408,127
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               1,300,730    1,765,133      115,927     107,866           486,941     406,166
                                     -----------  -----------   ----------  ----------       -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            16,344,061   20,180,703      408,137     254,028           781,990     806,241
   Transfers from other funding
      options                          6,252,221   11,778,814      253,259     160,737         1,704,020   1,946,212
   Contract charges                      (11,848)      (3,534)        (495)       (359)           (1,295)       (708)
   Contract surrenders                (1,559,261)    (273,742)     (43,176)    (35,217)         (144,346)    (40,013)
   Transfers to other funding
      options                         (3,344,298)    (266,107)    (209,850)   (127,418)       (1,369,579)   (184,467)
   Other receipts (payments)            (343,836)    (154,507)      (4,408)     (5,296)          (30,293)    (20,998)
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   17,337,039   31,261,627      403,467     246,475           940,497   2,506,267
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets                18,637,769   33,026,760      519,394     354,341         1,427,438   2,912,433
NET ASSETS:
   Beginning of period                37,906,944    4,880,184    1,778,174   1,423,833         4,369,095   1,456,662
                                     -----------  -----------   ----------  ----------       -----------  ----------
   End of period                     $56,544,713  $37,906,944   $2,297,568  $1,778,174       $ 5,796,533  $4,369,095
                                     ===========  ===========   ==========  ==========       ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                    PIONEER OAK RIDGE
                                     PIONEER MID CAP VALUE VCT    LARGE CAP GROWTH VCT
                                             SUBACCOUNT                SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     -------------------------  -----------------------
                                         2007         2006         2007         2006
                                     -----------  -----------   ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (148,543) $  (173,512)  $ (105,686) $   (90,484)
   Net realized gains (losses)         1,070,147    2,358,984      179,119      106,805
   Change in unrealized gains
      (losses) on investments           (602,644)  (1,250,420)     273,910        7,665
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 318,960      935,052      347,343       23,986
                                     -----------  -----------   ----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,096,706    2,298,225      464,225      794,697
   Transfers from other funding
      options                          1,874,593      824,473      924,404    1,464,124
   Contract charges                       (3,542)      (3,227)      (1,509)      (1,105)
   Contract surrenders                  (433,088)    (488,687)    (438,646)    (117,599)
   Transfers to other funding
      options                         (1,793,419)  (1,339,504)    (917,663)  (1,065,688)
   Other receipts (payments)             (91,342)     (18,426)     (46,207)          --
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      649,908    1,272,854      (15,396)   1,074,429
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets                   968,868    2,207,906      331,947    1,098,415
NET ASSETS:
   Beginning of period                10,452,814    8,244,908    5,708,645    4,610,230
                                     -----------  -----------   ----------  -----------
   End of period                     $11,421,682  $10,452,814   $6,040,592  $ 5,708,645
                                     ===========  ===========   ==========  ===========

                                                                     PIONEER SMALL AND MID CAP
                                     PIONEER REAL ESTATE SHARES VCT          GROWTH VCT
                                               SUBACCOUNT                    SUBACCOUNT
                                               (CLASS II)                    (CLASS II)
                                     ------------------------------  -------------------------
                                            2007         2006           2007 (d)      2006
                                        -----------  -----------      -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $    70,655  $    49,318      $   (39,793) $  (36,284)
   Net realized gains (losses)            1,260,317      617,734          646,306       8,449
   Change in unrealized gains
      (losses) on investments            (3,590,805)   1,863,546         (250,221)    137,346
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (2,259,833)   2,530,598          356,292     109,511
                                        -----------  -----------      -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                1,454,258    2,255,687          137,529     485,259
   Transfers from other funding
      options                             1,182,464    1,287,071          595,324      36,309
   Contract charges                          (2,880)      (2,793)            (560)       (392)
   Contract surrenders                     (486,564)    (223,500)         (75,764)    (43,539)
   Transfers to other funding
      options                            (3,159,590)  (1,170,566)      (3,257,540)    (50,278)
   Other receipts (payments)                (61,386)    (146,404)         (16,626)         --
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (1,073,698)   1,999,495       (2,617,637)    427,359
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets                   (3,333,531)   4,530,093       (2,261,345)    536,870
NET ASSETS:
   Beginning of period                   11,118,216    6,588,123        2,261,345   1,724,475
                                        -----------  -----------      -----------  ----------
   End of period                        $ 7,784,685  $11,118,216      $        --  $2,261,345
                                        ===========  ===========      ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER SMALL CAP VALUE VCT  PIONEER STRATEGIC INCOME VCT     PIONEER VALUE VCT
                                              SUBACCOUNT                   SUBACCOUNT                  SUBACCOUNT
                                              (CLASS II)                   (CLASS II)                  (CLASS II)
                                     ---------------------------  ----------------------------  -----------------------
                                           2007        2006             2007         2006         2007 (d)      2006
                                       -----------  ----------      -----------  -----------    -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $  (107,353) $ (114,713)     $   692,530  $   576,131    $    65,735  $  (94,591)
   Net realized gains (losses)           1,770,844     289,914           98,975       46,364        771,582     343,489
   Change in unrealized gains
      (losses) on investments           (2,363,206)    522,393          104,962      128,927       (839,576)    416,845
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  (699,715)    697,594          896,467      751,422         (2,259)    665,743
                                       -----------  ----------      -----------  -----------    -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 789,804   1,788,456        2,877,348    3,742,454        196,969     775,250
   Transfers from other funding
      options                              455,525   1,804,887        2,642,452    2,017,657        458,414     243,237
   Contract charges                         (2,095)     (1,703)          (6,062)      (5,418)        (2,222)     (2,146)
   Contract surrenders                    (462,460)   (163,801)      (1,203,399)  (1,233,770)      (243,576)   (355,280)
   Transfers to other funding
      options                             (940,063)   (931,256)      (1,430,767)  (1,161,335)    (6,396,255)   (189,772)
   Other receipts (payments)               (42,858)    (58,791)        (801,236)    (219,089)       (82,850)    (75,500)
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (202,147)  2,437,792        2,078,336    3,140,499     (6,069,520)    395,789
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets                    (901,862)  3,135,386        2,974,803    3,891,921     (6,071,779)  1,061,532
NET ASSETS:
   Beginning of period                   7,796,608   4,661,222       19,447,230   15,555,309      6,071,779   5,010,247
                                       -----------  ----------      -----------  -----------    -----------  ----------
   End of period                       $ 6,894,746  $7,796,608      $22,422,033  $19,447,230    $        --  $6,071,779
                                       ===========  ==========      ===========  ===========    ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PUTNAM VT INTERNATIONAL EQUITY  PUTNAM VT SMALL CAP VALUE
                                               SUBACCOUNT                    SUBACCOUNT
                                               (CLASS IB)                    (CLASS IB)
                                     ------------------------------  -------------------------
                                            2007 (a)    2006           2007 (a)        2006
                                           ---------  --------       ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $  16,024  $ (8,164)      $     (7,937) $  (218,591)
   Net realized gains (losses)               282,070    26,433          2,725,377    1,449,694
   Change in unrealized gains
      (losses) on investments               (240,847)  134,511         (1,726,958)     739,196
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                      57,247   152,780            990,482    1,970,299
                                           ---------  --------       ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                       512     2,309             61,685      801,368
   Transfers from other funding
      options                                  1,330    43,978             90,997      856,065
   Contract charges                               --      (119)               (18)      (5,127)
   Contract surrenders                        (6,044)  (24,754)           (80,291)    (370,314)
   Transfers to other funding
      options                               (776,602)  (63,667)       (16,048,838)  (1,034,201)
   Other receipts (payments)                      --        --                 --      (60,124)
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions         (780,804)  (42,253)       (15,976,465)     187,667
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets                      (723,557)  110,527        (14,985,983)   2,157,966
NET ASSETS:
   Beginning of period                       723,557   613,030         14,985,983   12,828,017
                                           ---------  --------       ------------  -----------
   End of period                           $      --  $723,557       $         --  $14,985,983
                                           =========  ========       ============  ===========

                                      VAN KAMPEN LIT COMSTOCK  VAN KAMPEN LIT ENTERPRISE
                                            SUBACCOUNT                 SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     ------------------------  -------------------------
                                         2007         2006           2007      2006
                                     -----------  -----------      --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (52,709) $   (90,768)     $ (3,160) $ (2,763)
   Net realized gains (losses)           569,162      888,734         2,861       911
   Change in unrealized gains
      (losses) on investments         (1,080,467)     970,506        18,831     9,908
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                (564,014)   1,768,472        18,532     8,056
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               606,814      695,369           636       636
   Transfers from other funding
      options                            565,970      511,715         3,577     4,844
   Contract charges                       (3,381)      (3,698)          (16)      (15)
   Contract surrenders                  (427,146)    (424,238)       (1,974)   (1,920)
   Transfers to other funding
      options                         (1,989,405)  (1,042,727)       (5,610)   (1,251)
   Other receipts (payments)             (73,281)     (95,450)           --        --
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,320,429)    (359,029)       (3,387)    2,294
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets                (1,884,443)   1,409,443        15,145    10,350
NET ASSETS:
   Beginning of period                14,495,677   13,086,234       174,717   164,367
                                     -----------  -----------      --------  --------
   End of period                     $12,611,234  $14,495,677      $189,862  $174,717
                                     ===========  ===========      ========  ========

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                        NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"), a separate account of MetLife Insurance Company of Connecticut (the "Company"), was established by the Company's Board of Directors on November 14, 2002 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Connecticut Department of Insurance.

The Separate Account is divided into Subaccounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

AIM Variable Insurance Funds ("AIM V.I.")
The Alger American Fund ("Alger American")
American Funds Insurance Series ("American Funds")
Credit Suisse Trust
Dreyfus Investment Portfolios ("Dreyfus")
Dreyfus Socially Responsible Growth Fund, Inc. ("Dreyfus Socially Responsible") Dreyfus Variable Investment Fund ("Dreyfus VIF")
DWS Investments VIT Funds ("DWS VIT")
DWS Variable Series I ("DWS I")
DWS Variable Series II ("DWS II")
Fidelity Variable Insurance Products Fund ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Janus Aspen Series ("Janus Aspen")
Legg Mason Partners Variable Equity Trust ("LMPVET")
Legg Mason Partners Variable Income Trust ("LMPVIT")
Met Investors Series Trust ("MIST")
Metropolitan Series Fund, Inc. ("MSF")
PIMCO Variable Insurance Trust ("PIMCO VIT")
Pioneer Variable Contracts Trust ("Pioneer")
Van Kampen Life Investment Trust ("Van Kampen LIT")

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments applied to the Separate Account are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2007 (the share class indicated in parentheses is that of the portfolio, series, or fund in which the Subaccount invests):

AIM V.I. Mid Cap Core Equity Subaccount (Series II)
AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged AllCap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus MidCap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class B)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI Bond Subaccount (Class B)
DWSI Capital Growth Subaccount (Class B)
DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)

1. ORGANIZATION

DWSII International Subaccount (Class B)
DWSII Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small Mid-Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Aggressive Growth Subaccount (Class II)
LMPVET Appreciation Subaccount (Class I)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)

1. ORGANIZATION

MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Capital Appreciation Subaccount (Class E)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Money Market Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer Bond VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)
Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer Independence VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)

1. ORGANIZATION

The following Subaccounts ceased operations during the year ended December 31, 2007:

AIM V.I. Capital Appreciation Subaccount
Credit Suisse Trust Emerging Markets Subaccount
LMPVPI All Cap Subaccount
LMPVPII Growth and Income Subaccount
LMPVPI Large Cap Growth Subaccount
LMPVPII Aggressive Growth Subaccount
LMPVPI Total Return Subaccount
Lord Abbett Growth and Income Subaccount
Lord Abbett Mid Cap Value Subaccount
MIST Pioneer Mid-Cap Value Subaccount
MSF Western Asset Management High Yield Bond Subaccount
PIMCO VIT Real Return Subaccount
Pioneer America Income VCT Subaccount
Pioneer Equity Opportunity VCT Subaccount
Pioneer Small and Mid Cap Growth VCT Subaccount
Pioneer Value VCT Subaccount
Putnam VT International Equity Subaccount
Putnam VT Small Cap Value Subaccount

The operations of the Subaccounts were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

OLD NAME                                             NEW NAME
--------                                             --------
Legg Mason Partners Variable Multiple Discipline     Legg Mason Partners Variable Capital and Income
   Portfolio - Balanced All Cap Growth and Value        Portfolio
Legg Mason Partners Variable Social Awareness Stock  Legg Mason Partners Variable Social Awareness
   Portfolio                                            Portfolio
Janus Capital Appreciation Portfolio                 Janus Forty Portfolio
Pioneer Growth Shares VCT Portfolio                  Pioneer Independence VCT Portfolio

Mergers:

OLD NAME                                             NEW NAME
--------                                             --------
Legg Mason Partners Variable All Cap Portfolio       Legg Mason Partners Variable Fundamental Value Portfolio
Legg Mason Partners Variable Large Cap Growth        Legg Mason Partners Variable III Large Cap Growth
   Portfolio I                                          Portfolio
Legg Mason Partners Variable Total Return Portfolio  Legg Mason Partners Variable Multiple Discipline
                                                        Portfolio - Balanced All Cap Growth and Value
Legg Mason Partners Variable Aggressive Growth       Legg Mason Partners Variable III Aggressive Growth Portfolio
   Portfolio II
Legg Mason Partners Variable Growth and Income       Legg Mason Partners Variable Appreciation Portfolio
   Portfolio
Pioneer Mid-Cap Value Portfolio                      Lazard Mid-Cap Portfolio
Western Asset Management High Yield Bond Portfolio   BlackRock High Yield Portfolio
Pioneer America Income VCT Portfolio                 Pioneer Bond Fund VCT Portfolio
Pioneer Value VCT Portfolio                          Pioneer Fund VCT Portfolio

1. ORGANIZATION

SUBSTITUTIONS:

OLD NAME                                        NEW NAME
--------                                        --------
AIM V.I. Capital Appreciation Fund              Met/AIM Capital Appreciation Portfolio
Credit Suisse Trust Emerging Markets Portfolio  MFS Emerging Markets Equity Portfolio
Lord Abbett Series Growth and Income Portfolio  Lord Abbett Growth and Income Portfolio
Lord Abbett Series Mid Cap Value Portfolio      Lord Abbett Mid-Cap Value Portfolio
PIMCO VIT Real Return Portfolio                 PIMCO Inflation Protected Bond Portfolio
Putnam VT International Equity Fund             MFS Research International Portfolio
Putnam VT Small Cap Value Fund                  Third Avenue Small Cap Value Portfolio

PORTFOLIO SHARE CLASS EXCHANGE:

OLD PORTFOLIO                                   NEW PORTFOLIOLIO
-------------                                   ----------------
BlackRock Large-Cap Core Portfolio (ClassA)     BlackRock Large-Cap Core Portfolio (ClassE)

LIQUIDATIONS:

Pioneer Equity Opportunity VCT Portfolio
Pioneer Small and Mid Cap Growth VCT Portfolio

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable annuity separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series, or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

2. SIGNIFICANT ACCOUNTING POLICIES

ANNUITY PAYOUTS

Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS

Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The contract owner has the opportunity to transfer funds between Subaccounts within the Separate Account or the fixed account, which is an investment option in the Company's general account.

OTHER RECEIPTS (PAYMENTS)

Included in "other receipts (payments)" in the statements of changes in net assets are primarily contract benefits which have been re-deposited with the Company and distributions for payouts.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values which are recorded as expenses in the accompanying statement of operations:

     MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

     ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

     ENHANCED STEPPED-UP PROVISION -- For an additional charge, the total death benefit payable may be increased based on the earnings in the Contracts.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT -- For an additional charge, the Company will guarantee the periodic return on the investment.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE -- For an additional charge, the Company will guarantee payments for life after certain conditions are met.

     GUARANTEED MINIMUM ACCUMULATION BENEFIT -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

     The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2007:

Mortality and Expense Risk                       1.40% - 1.75%
Administrative                                   0.15%
Enhanced Stepped-Up Provision                    0.20%
Guaranteed Minimum Withdrawal Benefit            0.25% - 1.00%
Guaranteed Minimum Withdrawal Benefit for Life   0.65% - 0.80%
Guaranteed Minimum Accumulation Benefit          0.40% - 0.50%

     The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract administrative charge of $40 is assessed on an annual basis for Contracts with a value of less than 100,000. In addition, most Contracts impose a surrender charge which ranges from 0% to 8% if the contract is partially or fully surrendered within the specified surrender charge period. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets.

Certain investments in various portfolios, series, or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are affiliates of the Company.

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
AIM V.I. Mid Cap Core Equity Subaccount
   (Series II) (Cost $2,626,796)                               197,622    2,855,634       467,503        594,210
AIM V.I. Utilities Subaccount (Series I) (Cost $2,128,291)     113,909    2,730,393       728,933        720,635
AIM V.I. Capital Appreciation Subaccount
   (Series II) (Cost $0) (a)                                        --           --       231,957      6,425,274
Alger American Leveraged AllCap Subaccount
   (Class S) (Cost $2,990,625)                                  74,069    4,041,927     1,610,222        576,054
American Funds Global Growth Subaccount
   (Class 2) (Cost $18,067,887)                                962,865   24,071,615     4,522,465      2,612,560
American Funds Growth-Income Subaccount
   (Class 2) (Cost $39,070,498)                              1,064,559   44,988,255     3,457,747      6,024,548
American Funds Growth Subaccount
   (Class 2) (Cost $44,049,325)                                836,160   55,788,573     6,060,868      7,735,621
Credit Suisse Trust Emerging Markets Subaccount
   (Cost $0) (a)                                                    --           --       165,346      5,442,723
Credit Suisse Trust Global Small Cap Subaccount
   (Cost $580,848)                                              48,629      684,699       136,148        303,737
Dreyfus MidCap Stock Subaccount (Service Shares)
   (Cost $4,789,923)                                           286,972    4,433,720     1,015,116      1,237,105
Dreyfus Socially Responsible Growth Subaccount
   (Service Shares) (Cost $228,996)                              9,248      279,745        20,403         57,361
Dreyfus VIF Appreciation Subaccount
   (Initial Shares) (Cost $1,922,532)                           53,506    2,400,273       106,368        358,093
Dreyfus VIF Developing Leaders Subaccount
   (Initial Shares) (Cost $8,884,396)                          223,841    7,239,029     1,524,519        826,576
DWS VIT Equity 500 Index Subaccount
   (Class 2) (Cost $4,789,510)                                 355,350    5,511,473     1,243,933      1,031,954
DWS VIT RREEF Real Estate Securities Subaccount
   (Class B) (Cost $5,208,028)                                 318,968    5,103,483     1,818,012      1,214,310
DWSI Global Opportunities Subaccount
   (Class B) (Cost $2,941,602)                                 211,292    3,807,476       989,105        568,561
DWSII Balanced Subaccount
   (Class B) (Cost $3,280,266)                                 149,220    3,697,679       181,169        593,778
DWSI Bond Subaccount
   (Class B) (Cost $532,382)                                    75,643      526,477       878,154        492,974
DWSI Capital Growth Subaccount
   (Class B) (Cost $6,672,726)                                 391,147    7,944,200       908,322      1,858,212
DWSI Growth & Income Subaccount
   (Class B) (Cost $5,526,020)                                 568,434    6,122,033       321,486      1,080,938
DWSI Health Care Subaccount
   (Class B) (Cost $2,417,747)                                 200,915    2,893,172       475,780        403,291
DWSII International Subaccount
   (Class B) (Cost $4,327,000)                                 386,717    5,793,025       574,974        780,162
DWSII Strategic Income Subaccount
   (Class B) (Cost $4,592,431)                                 405,333    4,714,018     1,122,088      1,370,904
DWSII Blue Chip Subaccount
   (Class B) (Cost $5,667,329)                                 402,558    5,881,372     2,775,152      2,261,324
DWSII Conservative Allocation Subaccount
   (Class B) (Cost $10,263,791)                                931,464   11,019,224     1,265,724      1,464,132
DWSII Core Fixed Income Subaccount
   (Class B) (Cost $6,677,188)                                 569,382    6,718,704       949,439        466,131
DWSII Davis Venture Value Subaccount
   (Class B) (Cost $8,208,141)                                 700,802   10,210,680     1,452,786      1,208,956
DWSII Dreman High Return Equity Subaccount
   (Class B) (Cost $16,039,123)                              1,216,768   17,533,632     1,744,229      2,660,319

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
DWSII Dreman Small Mid Cap Value Subaccount
   (Class B) (Cost $7,763,884)                                 405,524    8,142,916     1,932,296      1,999,084
DWSII Global Thematic Subaccount
   (Class B) (Cost $4,341,506)                                 317,714    4,975,405     1,788,048        862,392
DWSII Government & Agency Securities Subaccount
   (Class B) (Cost $1,451,436)                                 121,168    1,496,424     3,100,004      3,200,409
DWSII Growth Allocation Subaccount
   (Class B) (Cost $15,715,899)                              1,406,559   17,863,295     1,487,202      2,202,573
DWSII High Income Subaccount
   (Class B) (Cost $5,128,842)                                 632,238    4,937,779     1,227,439      1,570,138
DWSII International Select Equity Subaccount
   (Class B) (Cost $4,976,471)                                 380,793    6,359,240     2,145,265        995,267
DWSII Janus Growth & Income Subaccount
   (Class B) (Cost $1,748,020)                                 179,017    2,243,087       141,595        491,609
DWSII Large Cap Value Subaccount
   (Class B) (Cost $2,553,750)                                 165,542    3,178,408       536,009        449,316
DWSII Mid Cap Growth Subaccount
   (Class B) (Cost $813,775)                                    72,232      964,295       343,149        329,320
DWSII Moderate Allocation Subaccount
   (Class B) (Cost $15,434,855)                              1,403,975   17,240,810     1,865,897      1,932,735
DWSII Money Market Subaccount
   (Class B) (Cost $4,766,123)                               4,766,123    4,766,123     9,749,847      9,886,621
DWSII Small Cap Growth Subaccount
   (Class B) (Cost $2,701,690)                                 213,368    3,151,441       552,959        611,521
DWSII Technology Subaccount
   (Class B) (Cost $1,382,806)                                 146,537    1,543,034       604,442        363,475
DWSII Turner Mid Cap Growth Subaccount
   (Class B) (Cost $2,073,336)                                 210,927    2,585,960       584,890        435,391
Fidelity VIP Contrafund Subaccount
   (Service Class 2) (Cost $26,539,926)                        945,780   25,971,107     8,852,706      2,351,914
Fidelity VIP Dynamic Capital Appreciation Subaccount
   (Service Class 2) (Cost $1,312,397)                         165,320    1,484,573       411,064        412,352
Fidelity VIP Mid Cap Subaccount
   (Service Class 2) (Cost $25,943,086)                        860,831   30,671,393     4,397,684      3,103,392
FTVIPT Franklin Rising Dividends Securities Subaccount
   (Class 2) (Cost $12,486,703)                                700,565   13,499,890     2,477,706      2,554,446
FTVIPT Franklin Small Mid-Cap Growth Securities
   Subaccount (Class 2) (Cost $6,644,180)                      319,947    7,329,984     3,108,901      1,032,722
FTVIPT Templeton Developing Markets Securities
   Subaccount (Class 2) (Cost $11,804,957)                   1,097,833   17,565,342     4,300,851      3,467,409
FTVIPT Templeton Foreign Securities Subaccount
   (Class 2) (Cost $16,473,447)                              1,076,048   21,789,963     4,067,504      3,640,258
Janus Aspen Global Life Sciences Subaccount
   (Service Shares) (Cost $227,373)                             26,745      305,965        75,377         54,355
Janus Aspen Global Technology Subaccount
   (Service Shares) (Cost $2,476,060)                          551,469    2,856,610     1,714,230        106,812
Janus Aspen Worldwide Growth Subaccount
   (Service Shares) (Cost $229,287)                              8,278      289,994        62,248         43,361
LMPVET Aggressive Growth Subaccount
   (Class I) (Cost $7,498,545) (b)                             441,783    7,205,488     8,796,560      1,284,149
LMPVET Aggressive Growth Subaccount
   (Class II) (Cost $7,229,950) (b)                            426,178    6,942,448     7,869,060        628,817
LMPVET Appreciation Subaccount
   (Class I) (Cost $1,735,626) (b)                              62,439    1,645,885     1,914,540        182,465

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
LMPVET Equity Index Subaccount
   (Class II) (Cost $11,493,278)                               390,288   13,109,760     1,377,305      1,522,397
LMPVET Fundamental Value Subaccount
   (Class I) (Cost $5,062,224) (b)                             211,658    4,590,855     5,316,619        251,193
LMPVET Investors Subaccount
   (Class I) (Cost $2,601,036)                                 186,448    3,080,115       194,714        209,190
LMPVET Large Cap Growth Subaccount
   (Class I) (Cost $2,428,610) (b)                             146,990    2,440,026     2,671,822        245,769
LMPVET Small Cap Growth Subaccount
   (Class I) (Cost $4,395,761)                                 327,460    4,921,726       488,240        635,289
LMPVET Social Awareness Subaccount
   (Cost $974,341)                                              40,795    1,016,608       187,633         26,779
LMPVPI All Cap Subaccount (Class I) (Cost $0) (a)                   --           --       271,447      4,816,249
LMPVPI All Cap Subaccount (Class II) (Cost $0) (a)                  --           --        33,341        259,004
LMPVPII Growth and Income Subaccount
   (Class I) (Cost $0) (a)                                          --           --        95,849      1,777,473
LMPVPI Large Cap Growth Subaccount
   (Class I) (Cost $0) (a)                                          --           --        37,865      2,771,192
LMPVPII Aggressive Growth Subaccount
   (Class I) (Cost $0) (a)                                          --           --       187,654      8,967,989
LMPVPII Aggressive Growth Subaccount
   (Class II) (Cost $0) (a)                                         --           --       327,003      7,715,462
LMPVET Capital and Income Subaccount
   (Class II) (Cost $5,556,066) (b)                            385,003    4,785,578     5,929,987        377,285
LMPVIT Adjustable Rate Income Subaccount
   (Cost $2,556,242)                                           254,367    2,424,118       202,749        645,273
LMPVPI Total Return Subaccount
   (Class II) (Cost $0) (a)                                         --           --       357,223      4,747,424
Lord Abbett Growth and Income Subaccount
   (Class VC) (Cost $0) (a)                                          --           --       104,826     15,802,246
Lord Abbett Mid-Cap Value Subaccount
   (Class VC) (Cost $0) (a)                                         --           --        51,049     14,470,403
MIST Batterymarch Mid-Cap Stock Subaccount
   (Class A) (Cost $5,850,617)                                 293,272    5,296,486       990,766        579,530
MIST BlackRock High Yield Subaccount
   (Class A) (Cost $11,934,432)                              1,423,152   11,726,776     8,494,567      1,507,108
MIST BlackRock Large-Cap Core Subaccount
   (Class E) (Cost $4,213,711) (b)                             384,145    4,252,489     5,261,150      1,063,173
MIST BlackRock Large-Cap Core Subaccount
   (Class A) (Cost $0) (a)                                          --           --       366,888      5,201,278
MIST Dreman Small-Cap Value Subaccount
   (Class A) (Cost $500,293)                                    36,778      499,083       447,523        308,831
MIST Harris Oakmark International Subaccount
   (Class A) (Cost $7,449,747)                                 418,145    7,221,372     3,183,797      1,453,779
MIST Janus Forty Subaccount
   (Class A) (Cost $9,352,334)                                 126,623   10,612,239     2,360,774      1,023,928
MIST Lazard Mid-Cap Subaccount
   (Class B) (Cost $484,603) (b)                                35,538      430,006       510,219         24,414
MIST Legg Mason Partners Managed Assets
   Subaccount (Class A) (Cost $4,322,000)                      255,211    4,379,421       601,925        327,365
MIST Lord Abbett Bond Debenture Subaccount
   (Class A) (Cost $3,783,995)                                 315,787    3,988,384       937,368      1,026,407
MIST Lord Abbett Growth and Income Subaccount
   (Class B) (Cost $27,796,760)                                993,830   28,512,995    16,934,987      3,409,546

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
MIST Lord Abbett Mid-Cap Value Subaccount
   (Class B) (Cost $13,518,861)                                630,360   12,279,411    14,914,867      1,405,604
MIST Met/AIM Capital Appreciation Subaccount
   (Class A) (Cost $2,916,053)                                 239,984    2,899,011       123,272        299,901
MIST Met/AIM Capital Appreciation Subaccount
   (Class E) (Cost $6,523,175) (b)                             570,040    6,777,774     7,227,851        715,009
MIST Met/AIM Small Cap Growth Subaccount
   (Class A) (Cost $431,505)                                    29,573      439,458       441,525        205,055
MIST MFS Emerging Markets Equity Subaccount
   (Class A) (Cost $4,880,371) (b)                             418,602    6,019,504     5,738,288        966,128
MIST MFS Research International Subaccount
   (Class B) (Cost $1,970,586) (b)                             142,192    2,036,191     2,042,873         74,293
MIST MFS Value Subaccount
   (Class A) (Cost $8,449,486)                                 612,890    9,217,868     1,951,003      1,283,386
MIST Neuberger Berman Real Estate Subaccount
   (Class A) (Cost $13,939,422)                                921,826   12,979,313     2,874,787      3,877,052
MIST Oppenheimer Capital Appreciation Subaccount
   (Class B) (Cost $6,307,392)                                 690,760    6,810,890     1,867,621      1,070,737
MIST PIMCO Inflation Protected Bond Subaccount
   (Class A) (Cost $11,168,410) (b)                          1,092,954   11,978,775    12,280,476      1,136,168
MIST Pioneer Fund Subaccount
   (Class A) (Cost $986,031)                                    71,976    1,096,201       156,126        488,589
MIST Pioneer Mid-Cap Value Subaccount
   (Class A) (Cost $0) (a)                                          --           --        79,074        524,058
MIST Pioneer Strategic Income Subaccount
   (Class A) (Cost $9,116,299)                                 957,927    9,598,429       956,618      1,079,406
MIST Third Avenue Small Cap Value Subaccount
   (Class B) (Cost $25,461,732)                              1,490,631   23,373,093    17,364,562      3,518,511
MSF BlackRock Aggressive Growth Subaccount
   (Class D) (Cost $4,944,278)                                 203,029    5,818,822       583,550        627,946
MSF BlackRock Bond Income Subaccount
   (Class A) (Cost $7,864,278)                                  75,662    8,452,200       883,451        863,688
MSF BlackRock Money Market Subaccount
   (Class A) (Cost $34,542,169)                                345,420   34,542,169    28,574,018     17,020,448
MSF FI Large Cap Subaccount
   (Class A) (Cost $4,580,617)                                 310,767    4,555,852       450,542        619,244
MSF FI Value Leaders Subaccount
   (Class D) (Cost $11,340,999)                                 56,588   11,078,851     1,715,953      1,074,158
MSF MetLife Aggressive Allocation Subaccount
   (Class B) (Cost $1,933,243)                                 163,242    2,058,480       606,889        248,786
MSF MetLife Conservative Allocation Subaccount
   (Class B) (Cost $2,590,480)                                 251,783    2,799,822       902,008        921,992
MSF MetLife Conservative to Moderate Allocation
   Subaccount (Class B) (Cost $3,780,946)                      341,739    3,940,255     3,363,178      1,461,939
MSF MetLife Moderate Allocation Subaccount
   (Class B) (Cost $11,605,056)                              1,057,383   12,646,298     2,534,493      1,489,802
MSF MetLife Moderate to Aggressive Allocation
   Subaccount (Class B) (Cost $6,163,439)                      539,200    6,675,290     1,968,207      2,708,040
MSF MFS Total Return Subaccount
   (Class B) (Cost $5,284,670)                                  35,843    5,485,040     1,878,473        521,109
MSF MFS Total Return Subaccount
   (Class F) (Cost $31,418,813)                                217,215   33,331,699     2,913,970      3,618,006
MSF Oppenheimer Global Equity Subaccount
   (Class B) (Cost $30,232,981)                              1,908,148   33,278,095     2,326,141      5,586,653

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
MSF T. Rowe Price Large Cap Growth Subaccount
   (Class B) (Cost $2,371,380)                                 166,501    2,730,610       265,855        250,141
MSF Western Asset Management High Yield Bond
   Subaccount (Class A) (Cost $0) (a)                               --           --     1,134,308      7,953,467
MSF Western Asset Management U.S. Government
   Subaccount (Class A) (Cost $5,621,668)                      474,742    5,929,526       771,086      1,281,688
PIMCO VIT Real Return Subaccount
   (Administrative Class) (Cost $0) (a)                             --           --       555,292     11,973,789
PIMCO VIT Total Return Subaccount
   (Administrative Class) (Cost $26,818,099)                 2,576,340   27,025,149     2,707,246      2,811,138
Pioneer America Income VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     3,836,126     12,540,940
Pioneer Bond VCT Subaccount
   (Class II) (Cost $9,639,907) (d)                            893,128    9,708,191     9,904,035        264,783
Pioneer Cullen Value VCT Subaccount
   (Class II) (Cost $7,434,146)                                609,277    8,261,796     3,097,274        549,345
Pioneer Emerging Markets VCT Subaccount
   (Class II) (Cost $10,523,440)                               382,496   16,569,716     4,344,911      1,922,275
Pioneer Equity Income VCT Subaccount
   (Class II) (Cost $11,508,088)                               521,843   12,466,829     3,307,595      2,016,416
Pioneer Equity Opportunity VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --       921,575      1,107,836
Pioneer Fund VCT Subaccount
   (Class II) (Cost $14,608,360)                               645,106   16,553,420     7,434,591      1,252,158
Pioneer Global High Yield VCT Subaccount
   (Class II) (Cost $5,482,688)                                534,671    5,154,571     2,704,642        669,347
Pioneer High Yield VCT Subaccount
   (Class II) (Cost $13,622,025)                             1,224,753   13,521,455     7,205,719      8,584,369
Pioneer Ibbotson Aggressive Allocation VCT Subaccount
   (Class II) (Cost $5,125,520)                                440,713    5,526,540     1,361,739        259,353
Pioneer Ibbotson Growth Allocation VCT Subaccount
   (Class II) (Cost $105,046,041)                            8,917,158  110,661,932    47,957,674      3,881,577
Pioneer Ibbotson Moderate Allocation VCT Subaccount
   (Class II) (Cost $53,544,719)                             4,712,892   56,554,705    21,836,322      4,438,636
Pioneer Independence VCT Subaccount
   (Class II) (Cost $1,944,740)                                148,638    2,297,936       639,208        277,745
Pioneer International Value VCT Subaccount
   (Class II) (Cost $4,861,347)                                311,690    5,797,434     2,183,464      1,279,250
Pioneer Mid Cap Value VCT Subaccount
   (Class II) (Cost $12,771,072)                               597,147   11,423,418     4,073,375      2,346,082
Pioneer Oak Ridge Large Cap Growth VCT Subaccount
   (Class II) (Cost $5,330,785)                                463,309    6,041,552     1,318,227      1,414,801
Pioneer Real Estate Shares VCT Subaccount
   (Class II) (Cost $8,686,228)                                332,020    7,785,868     3,129,909      3,143,310
Pioneer Small and Mid Cap Growth VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     1,302,303      3,360,499
Pioneer Small Cap Value VCT Subaccount
   (Class II) (Cost $8,166,182)                                537,895    6,895,810     3,048,226      1,493,412
Pioneer Strategic Income VCT Subaccount
   (Class II) (Cost $22,496,042)                             2,070,700   22,425,511     5,482,330      2,594,109
Pioneer Value VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     1,177,973      6,745,637
Putnam VT International Equity Subaccount
   (Class IB) (Cost $0) (a)                                         --           --       108,666        785,626

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
Putnam VT Small Cap Value Subaccount
   (Class IB) (Cost $0) (a)                                         --           --     1,781,210     16,109,776
Van Kampen LIT Comstock Subaccount
   (Class II) (Cost $12,026,098)                               914,004   12,613,255     1,468,063      2,527,773
Van Kampen LIT Enterprise Subaccount
   (Class II) (Cost $138,627)                                   10,870      189,891         4,344         10,881

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

5. FINANCIAL HIGHLIGHTS

The following is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007.

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
AIM V.I. Mid Cap Core Equity               2007  1,764 1.280 - 1.728     2,855       0.05        1.55 - 2.60         6.40 - 7.60
   Subaccount (Series II)                  2006  1,823 1.203 - 1.606     2,776       0.73        1.55 - 2.60         3.21 - 9.25
                                           2005  1,720 1.112 - 1.470     2,462       0.34        1.55 - 2.60         4.60 - 5.68
                                           2004  1,071 1.067 - 1.391     1,478       0.05        1.55 - 2.50        0.40 - 11.82
                                           2003    204 1.240 - 1.244       253         --        1.55 - 2.10        2.73 - 10.78

AIM V.I. Utilities                         2007  1,270 1.594 - 2.195     2,730       1.94        1.55 - 2.60        8.89 - 18.78
   Subaccount (Series I)                   2006  1,342 1.356 - 1.848     2,436       3.78        1.55 - 2.60       22.27 - 23.53
                                           2005  1,223 1.109 - 1.496     1,802       3.16        1.55 - 2.60      (4.01) - 15.08
                                           2004    525 1.201 - 1.300       677       1.03        1.55 - 2.45       15.48 - 21.44
                                           2003     67 1.064 - 1.068        71       1.93        1.70 - 2.30        6.29 - 12.00

AIM V.I. Capital Appreciation              2007     -- 1.223 - 1.527        --         --        1.55 - 2.60         6.16 - 6.63
   Subaccount (Series II) (a)              2006  4,167 1.152 - 1.432     5,783         --        1.55 - 2.60         3.41 - 4.45
                                           2005  3,728 1.114 - 1.371     5,008         --        1.55 - 2.60        5.79 - 15.98
                                           2004  2,380 1.053 - 1.283     3,034         --        1.55 - 2.60      (0.17) - 12.70
                                           2003     76 1.221 - 1.225        93         --        1.55 - 2.10       (0.16) - 8.99

Alger American Leveraged AllCap            2007  2,017 1.713 - 2.061     4,041         --        1.55 - 2.65      (1.42) - 31.11
   Subaccount (Class S)                    2006  1,428 1.319 - 1.572     2,198         --        1.55 - 2.55       11.13 - 17.14
                                           2005    967 1.138 - 1.342     1,272         --        1.55 - 2.55        7.67 - 18.75
                                           2004    505 1.067 - 1.194       596         --        1.55 - 2.45         2.25 - 6.13
                                           2003     82 1.120 - 1.123        92         --        1.70 - 2.10       (0.09) - 1.73

American Funds Global Growth               2007 11,775 1.622 - 2.221    24,068       2.73        1.55 - 2.60       11.86 - 13.09
   Subaccount (Class 2)                    2006 11,328 1.450 - 1.964    20,624       0.87        1.55 - 2.60       17.31 - 18.53
                                           2005  9,664 1.236 - 1.657    15,033       0.67        1.55 - 2.60       11.15 - 13.63
                                           2004  4,145 1.112 - 1.475     6,038       0.21        1.55 - 2.60        7.00 - 15.54
                                           2003    126 1.313 - 1.320       166       0.01        1.55 - 2.30        5.55 - 20.27

American Funds Growth-Income               2007 28,911 1.260 - 1.670    44,981       1.47        1.55 - 2.60         2.36 - 3.47
   Subaccount (Class 2)                    2006 31,310 1.231 - 1.614    47,376       1.58        1.55 - 2.60       12.22 - 13.42
                                           2005 29,868 1.097 - 1.423    40,223       1.66        1.55 - 2.60         1.72 - 4.17
                                           2004 12,151 1.063 - 1.366    16,338       2.20        1.55 - 2.60        3.46 - 11.03
                                           2003    296 1.249 - 1.257       371       2.55        1.55 - 2.50        6.26 - 15.31

American Funds Growth                      2007 31,127 1.443 - 1.916    55,780       0.76        1.55 - 2.60        9.48 - 10.62
   Subaccount (Class 2)                    2006 33,890 1.318 - 1.732    55,144       0.80        1.55 - 2.60         7.33 - 8.52
                                           2005 32,712 1.228 - 1.596    49,587       0.83        1.55 - 2.60        6.98 - 14.41
                                           2004 13,782 1.084 - 1.395    19,011       0.39        1.55 - 2.60        7.86 - 17.62
                                           2003    379 1.251 - 1.259       476       0.33        1.55 - 2.50        3.55 - 14.08

Credit Suisse Trust Emerging Markets       2007     -- 1.640 - 2.801        --         --        1.55 - 2.65         4.39 - 4.79
   Subaccount (a)                          2006  2,017 1.570 - 2.673     5,065       0.55        1.55 - 2.65       29.03 - 30.45
                                           2005  1,918 1.215 - 2.049     3,679       0.85        1.55 - 2.65        8.00 - 30.59
                                           2004    614 1.163 - 1.626       949       0.39        1.55 - 2.50       11.80 - 23.60
                                           2003     61 1.318 - 1.321        80         --        1.70 - 2.10         4.27 - 7.05

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Credit Suisse Trust Global Small Cap       2007    423 1.317 - 1.738       685         --        1.55 - 2.65     (6.46) - (5.44)
   Subaccount                              2006    504 1.408 - 1.838       883         --        1.55 - 2.65       10.26 - 12.60
                                           2005    447 1.277 - 1.649       697         --        1.55 - 2.65        8.91 - 18.65
                                           2004    295 1.131 - 1.442       417         --        1.55 - 2.45        0.99 - 18.31
                                           2003     11 1.237 - 1.240        13         --        1.70 - 2.10       (0.16) - 6.26

Dreyfus MidCap Stock                       2007  3,080 1.109 - 1.499     4,433       0.30        1.55 - 2.65     (1.29) - (0.20)
   Subaccount (Service Shares)             2006  3,562 1.122 - 1.502     5,177       0.17        1.55 - 2.65         4.91 - 6.00
                                           2005  3,582 1.069 - 1.417     4,927         --        1.55 - 2.65      (1.00) - 12.43
                                           2004  2,376 1.114 - 1.321     3,082       0.38        1.55 - 2.65        4.18 - 19.40
                                           2003    224 1.168 - 1.173       263       0.32        1.70 - 2.50        1.30 - 14.47

Dreyfus Socially Responsible Growth        2007    213 1.165 - 1.360       280       0.27        1.55 - 2.65         4.67 - 5.84
   Subaccount (Service Shares)             2006    239 1.113 - 1.285       297         --        1.55 - 2.65         6.10 - 7.35
                                           2005    244 1.049 - 1.197       283       0.22        1.55 - 2.65         1.20 - 6.78
                                           2004     66 1.167 - 1.174        77       0.12        1.70 - 2.10         2.01 - 4.17
                                           2003     64 1.125 - 1.127        72         --        1.70 - 1.95         2.83 - 6.12

Dreyfus VIF Appreciation                   2007  1,683 1.239 - 1.506     2,400       1.56        1.55 - 2.50         4.50 - 5.46
   Subaccount (Initial Shares)             2006  1,850 1.185 - 1.428     2,519       1.56        1.55 - 2.50       13.59 - 14.70
                                           2005  1,820 1.042 - 1.245     2,177       0.01        1.55 - 2.50         1.76 - 2.72
                                           2004    874 1.022 - 1.212     1,048       3.31        1.55 - 2.50         2.02 - 5.46
                                           2003    123 1.167 - 1.170       144       1.57        1.70 - 2.15        4.93 - 10.30

Dreyfus VIF Developing Leaders             2007  5,952 0.986 - 1.313     7,238       0.75        1.55 - 2.60   (13.36) - (12.41)
   Subaccount (Initial Shares)             2006  6,138 1.138 - 1.499     8,580       0.40        1.55 - 2.60         1.07 - 2.18
                                           2005  5,911 1.126 - 1.467     8,236         --        1.55 - 2.60         2.35 - 4.19
                                           2004  2,867 1.093 - 1.408     3,977       0.44        1.55 - 2.50        7.85 - 16.61
                                           2003     98 1.276 - 1.285       125       0.04        1.55 - 2.50      (0.47) - 14.12

DWS VIT Equity 500 Index                   2007  4,714 1.155 - 1.179     5,511       1.14        1.55 - 2.45         2.30 - 3.24
   Subaccount (Class 2)                    2006  4,482 1.129 - 1.142     5,093       0.80        1.55 - 2.45        3.57 - 13.41
                                           2005  4,582 1.004 - 1.007     4,608         --        1.55 - 2.45         0.40 - 0.70

DWS VIT RREEF Real Estate Securities       2007  2,881 1.426 - 1.830     5,103       0.86        1.55 - 2.65   (18.51) - (17.64)
   Subaccount (Class B)                    2006  2,994 1.750 - 2.222     6,472         --        1.55 - 2.65       33.49 - 34.99
                                           2005  3,081 1.311 - 1.646     4,952       2.59        1.55 - 2.65      (1.69) - 17.37
                                           2004  2,085 1.211 - 1.501     3,104       0.29        1.55 - 2.50        1.92 - 35.53
                                           2003    217 1.163 - 1.165       252         --        1.70 - 2.10        9.91 - 13.67

DWSI Global Opportunities                  2007  1,780 1.722 - 2.278     3,807       1.00        1.55 - 2.65         6.08 - 7.25
   Subaccount (Class B)                    2006  1,696 1.619 - 2.124     3,375       0.93        1.55 - 2.50       18.87 - 20.00
                                           2005  1,726 1.361 - 1.770     2,877       0.33        1.55 - 2.50        3.71 - 16.22
                                           2004    826 1.195 - 1.523     1,225         --        1.55 - 2.50        2.72 - 20.75
                                           2003     63 1.252 - 1.253        79         --        1.95 - 2.10        7.19 - 11.79

DWSII Balanced                             2007  2,997 1.143 - 1.269     3,697       2.97        1.55 - 2.50         1.84 - 2.75
   Subaccount (Class B)                    2006  3,359 1.122 - 1.235     4,050       2.19        1.55 - 2.50         5.97 - 8.14
                                           2005  3,989 1.047 - 1.142     4,471       1.82        1.55 - 2.50         0.48 - 4.74
                                           2004  2,374 1.032 - 1.116     2,622       0.47        1.55 - 2.50         2.23 - 5.55
                                           2003     40 1.062 - 1.065        43         --        1.70 - 2.10         0.09 - 5.14

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSI Bond                                  2007    508 1.024 - 1.047       526       6.28        1.55 - 2.40         0.39 - 2.25
   Subaccount (Class B)                    2006    164 1.011 - 1.024       167       3.60        1.55 - 2.40         1.81 - 2.71
                                           2005     52 0.993 - 0.997        51         --        1.55 - 2.40       (1.00) - 0.91

DWSI Capital Growth                        2007  5,507 1.228 - 1.488     7,943       0.26        1.55 - 2.65      (1.15) - 10.47
   Subaccount (Class B)                    2006  6,117 1.123 - 1.347     8,019       0.20        1.55 - 2.65       (0.46) - 6.48
                                           2005  3,509 1.100 - 1.265     4,338       0.22        1.55 - 2.65        3.48 - 11.97
                                           2004    792 1.055 - 1.184       929       0.08        1.55 - 2.45         3.27 - 5.73
                                           2003     66 1.114 - 1.117        74         --        1.70 - 2.10        2.76 - 10.19

DWSI Growth & Income                       2007  4,547 1.124 - 1.411     6,121       0.87        1.55 - 2.65     (1.71) - (0.56)
   Subaccount (Class B)                    2006  5,105 1.142 - 1.419     6,944       0.56        1.55 - 2.65        0.83 - 11.56
                                           2005  3,621 1.106 - 1.272     4,463       0.86        1.55 - 2.65         3.07 - 9.45
                                           2004  2,537 1.080 - 1.222     3,053       0.16        1.55 - 2.50        1.60 - 10.43
                                           2003    102 1.127 - 1.129       115         --        1.70 - 2.10         4.83 - 9.41

DWSI Health Care                           2007  2,035 1.222 - 1.490     2,893         --        1.55 - 2.65        9.88 - 11.11
   Subaccount (Class B)                    2006  2,070 1.110 - 1.341     2,653         --        1.55 - 2.65         1.37 - 4.20
                                           2005  2,153 1.077 - 1.287     2,657         --        1.55 - 2.65         0.00 - 8.95
                                           2004  1,239 1.037 - 1.210     1,477         --        1.55 - 2.65       (1.95) - 7.57
                                           2003    101 1.122 - 1.123       113         --        1.95 - 2.10         7.06 - 7.57

DWSII International                        2007  2,826 1.739 - 2.151     5,792       1.99        1.55 - 2.65       11.26 - 12.50
   Subaccount (Class B)                    2006  2,931 1.563 - 1.912     5,373       1.60        1.55 - 2.65        2.54 - 23.51
                                           2005  1,833 1.280 - 1.548     2,772       1.25        1.55 - 2.65        3.79 - 17.79
                                           2004  1,332 1.137 - 1.359     1,788       0.37        1.55 - 2.50        3.22 - 15.28
                                           2003     53 1.184 - 1.185        62         --        1.90 - 2.10        9.33 - 15.61

DWSII Strategic Income                     2007  4,106 1.120 - 1.207     4,713       5.81        1.55 - 2.65         2.25 - 3.45
   Subaccount (Class B)                    2006  4,484 1.093 - 1.173     5,005       4.22        1.55 - 2.65         5.92 - 7.10
                                           2005  4,407 1.031 - 1.100     4,617       6.60        1.55 - 2.65       (1.00) - 0.83
                                           2004  2,492 1.037 - 1.058     2,605         --        1.55 - 2.65        1.65 - 10.64
                                           2003    268 0.983 - 0.985       263         --        1.95 - 2.30         2.50 - 3.69

DWSII Blue Chip                            2007  3,729 1.326 - 1.639     5,880       0.68        1.55 - 2.65         0.45 - 1.55
   Subaccount (Class B)                    2006  3,736 1.316 - 1.614     5,850       0.47        1.55 - 2.65       12.15 - 13.42
                                           2005  3,865 1.171 - 1.423     5,358       0.49        1.55 - 2.65         4.28 - 8.38
                                           2004  2,316 1.109 - 1.318     3,006       0.04        1.55 - 2.65        1.56 - 14.41
                                           2003    113 1.155 - 1.156       131         --        1.90 - 2.10        5.19 - 15.48

DWSII Conservative Allocation              2007  9,308 1.099 - 1.203    11,017       1.99        1.55 - 2.55         2.04 - 3.08
   Subaccount (Class B)                    2006  9,737 1.077 - 1.167    11,228       1.02        1.55 - 2.55         6.11 - 7.16
                                           2005  6,416 1.015 - 1.089     6,925         --        1.55 - 2.55         1.12 - 3.35
                                           2004  2,298 1.056 - 1.060     2,431         --        1.55 - 2.45         1.54 - 4.75

DWSII Core Fixed Income                    2007  6,432 1.007 - 1.077     6,718       3.83        1.55 - 2.65         0.30 - 2.11
   Subaccount (Class B)                    2006  6,082 0.997 - 1.060     6,243       3.26        1.55 - 2.65         1.22 - 2.36
                                           2005  6,450 0.985 - 1.041     6,499       3.03        1.55 - 2.65       (1.70) - 0.78
                                           2004  5,115 0.993 - 1.015     5,159       0.48        1.55 - 2.65         0.20 - 3.86
                                           2003    189 0.986 - 0.990       186         --        1.70 - 2.30         1.12 - 3.02

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Davis Venture Value                  2007  6,710 1.281 - 1.581    10,209       0.32        1.55 - 2.65         1.43 - 2.53
   Subaccount (Class B)                    2006  6,525 1.263 - 1.542     9,723       0.26        1.55 - 2.65       11.38 - 12.64
                                           2005  6,219 1.134 - 1.369     8,265       0.34        1.55 - 2.65         2.89 - 8.00
                                           2004  4,121 1.068 - 1.273     5,180       0.01        1.55 - 2.50         1.94 - 9.48
                                           2003    185 1.156 - 1.160       214         --        1.70 - 2.30        5.65 - 16.06

DWSII Dreman High Return Equity            2007 11,712 1.138 - 1.547    17,531       1.06        1.55 - 2.65     (4.77) - (3.67)
   Subaccount (Class B)                    2006 12,289 1.194 - 1.606    19,166       1.21        1.55 - 2.65       15.11 - 16.40
                                           2005  8,634 1.036 - 1.380    11,585       1.11        1.55 - 2.65         1.07 - 6.28
                                           2004  4,520 1.113 - 1.304     5,841       0.28        1.55 - 2.65        3.20 - 14.51
                                           2003    182 1.159 - 1.164       212         --        1.70 - 2.50        5.63 - 19.06

DWSII Dreman Small Mid Cap Value           2007  4,202 1.306 - 2.067     8,142       0.59        1.55 - 2.65       (0.07) - 1.13
   Subaccount (Class B)                    2006  4,783 1.305 - 2.044     9,263       0.38        1.55 - 2.65       21.35 - 22.62
                                           2005  4,743 1.075 - 1.667     7,470       0.30        1.55 - 2.65       (0.87) - 9.34
                                           2004  2,539 1.165 - 1.542     3,800       0.17        1.55 - 2.65        2.35 - 23.90
                                           2003    201 1.244 - 1.246       250         --        1.70 - 2.10        9.60 - 20.66

DWSII Global Thematic                      2007  2,430 1.540 - 2.137     4,975       0.24        1.55 - 2.60         3.15 - 4.24
   Subaccount (Class B)                    2006  2,262 1.493 - 2.050     4,473       0.18        1.55 - 2.60       11.58 - 27.65
                                           2005  1,912 1.343 - 1.606     2,960         --        1.55 - 2.60       10.48 - 21.70
                                           2004  1,176 1.123 - 1.332     1,532       0.44        1.55 - 2.50        2.72 - 18.68
                                           2003    109 1.179 - 1.180       128         --        1.95 - 2.10         7.08 - 8.16

DWSII Government & Agency Securities       2007  1,408 1.032 - 1.089     1,496       4.15        1.55 - 2.65         2.69 - 3.93
   Subaccount (Class B)                    2006  1,537 1.005 - 1.054     1,581       3.22        1.55 - 2.65         1.11 - 2.15
                                           2005  1,466 0.994 - 1.037     1,481       3.53        1.55 - 2.65       (0.40) - 0.98
                                           2004  1,224 0.998 - 1.015     1,234       0.84        1.55 - 2.65       (0.20) - 2.54
                                           2003    182         0.995       181         --        1.95 - 2.10       (0.30) - 2.05

DWSII Growth Allocation                    2007 13,744 1.171 - 1.320    17,860       1.96        1.55 - 2.55         2.90 - 3.94
   Subaccount (Class B)                    2006 15,021 1.138 - 1.270    18,857       0.79        1.55 - 2.55        9.85 - 10.92
                                           2005 15,355 1.036 - 1.145    17,467         --        1.55 - 2.55       (0.09) - 8.13
                                           2004  4,429 1.094 - 1.097     4,852         --        1.55 - 2.30         0.64 - 7.78

DWSII High Income                          2007  3,876 1.048 - 1.319     4,937       7.46        1.55 - 2.65     (2.14) - (1.05)
   Subaccount (Class B)                    2006  4,372 1.070 - 1.333     5,671       7.05        1.55 - 2.65         7.25 - 8.46
                                           2005  4,575 0.997 - 1.229     5,497       8.44        1.55 - 2.65         0.17 - 2.47
                                           2004  2,742 1.082 - 1.207     3,274       1.96        1.55 - 2.65        1.01 - 10.25
                                           2003    186 1.088 - 1.093       202         --        1.70 - 2.50        4.50 - 10.86

DWSII International Select Equity          2007  2,994 1.545 - 2.224     6,358       2.15        1.55 - 2.65       13.14 - 14.40
   Subaccount (Class B)                    2006  2,721 1.364 - 1.944     5,021       1.61        1.55 - 2.65       21.80 - 23.12
                                           2005  2,731 1.119 - 1.579     4,097       2.29        1.55 - 2.65        2.68 - 15.80
                                           2004  1,580 1.150 - 1.407     2,192       0.11        1.55 - 2.50        2.88 - 22.00
                                           2003     68 1.206 - 1.210        82         --        1.95 - 2.50        6.35 - 20.40

DWSII Janus Growth & Income                2007  1,543 1.193 - 1.501     2,243       0.21        1.55 - 2.65         3.42 - 4.60
   Subaccount (Class B)                    2006  1,762 1.152 - 1.435     2,458       0.24        1.55 - 2.65         2.89 - 6.30
                                           2005  1,755 1.095 - 1.350     2,314         --        1.55 - 2.65        4.16 - 10.02
                                           2004  1,146 1.099 - 1.227     1,383         --        1.55 - 2.65        4.35 - 13.58
                                           2003    204 1.116 - 1.121       229         --        1.70 - 2.50        6.08 - 11.23

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Large Cap Value                      2007  2,093 1.311 - 1.581     3,178       1.30        1.55 - 2.65        9.80 - 11.03
   Subaccount (Class B)                    2006  2,093 1.104 - 1.424     2,876       1.17        1.55 - 2.65       11.90 - 13.20
                                           2005  2,178 0.985 - 1.258     2,650       1.42        1.55 - 2.65       (1.10) - 1.52
                                           2004  1,853 1.078 - 1.258     2,291       0.23        1.55 - 2.65         1.55 - 9.81
                                           2003    122 1.159 - 1.164       142         --        1.70 - 2.50        8.22 - 15.26

DWSII Mid Cap Growth                       2007    635 1.327 - 1.555       964         --        1.55 - 2.45         5.32 - 6.29
   Subaccount (Class B)                    2006    620 1.260 - 1.463       888         --        1.55 - 2.45        3.35 - 12.95
                                           2005    536 1.168 - 1.344       705         --        1.55 - 2.45        5.69 - 12.85
                                           2004    413 1.044 - 1.191       486         --        1.55 - 2.45        0.94 - 16.70
                                           2003     17         1.164        19         --               2.10              (0.26)

DWSII Moderate Allocation                  2007 13,894 1.135 - 1.260    17,238       2.22        1.55 - 2.55         2.44 - 3.45
   Subaccount (Class B)                    2006 14,481 1.108 - 1.218    17,442       0.87        1.55 - 2.55         8.10 - 9.24
                                           2005 14,106 1.025 - 1.115    15,627         --        1.55 - 2.55         2.60 - 5.84
                                           2004  4,088 1.075 - 1.078     4,398         --        1.55 - 2.30         1.42 - 6.22

DWSII Money Market                         2007  4,611 1.012 - 1.047     4,765       4.40        1.55 - 2.55         0.79 - 2.95
   Subaccount (Class B)                    2006  4,882 0.990 - 1.017     4,920       4.19        1.55 - 2.55         1.60 - 2.62
                                           2005  3,008 0.972 - 1.000     2,965       2.52        1.55 - 2.55         0.10 - 0.92
                                           2004  2,361 0.971 - 0.987     2,311       0.61        1.55 - 2.30     (1.52) - (0.40)
                                           2003    290 0.989 - 0.992       288       0.10        1.55 - 2.10     (0.50) - (0.20)

DWSII Small Cap Growth                     2007  2,345 1.093 - 1.396     3,151         --        1.55 - 2.65         3.01 - 4.18
   Subaccount (Class B)                    2006  2,352 1.060 - 1.340     3,043         --        1.55 - 2.65         1.99 - 3.24
                                           2005  2,131 1.037 - 1.298     2,688         --        1.55 - 2.65      (0.36) - 11.53
                                           2004    970 1.064 - 1.235     1,185         --        1.55 - 2.65        0.49 - 22.16
                                           2003     87 1.132 - 1.133        98         --        1.90 - 2.10         0.27 - 8.21

DWSII Technology                           2007  1,159 1.138 - 1.372     1,543         --        1.55 - 2.65      (3.20) - 12.09
   Subaccount (Class B)                    2006  1,004 1.025 - 1.224     1,192         --        1.55 - 2.65     (7.55) - (1.13)
                                           2005  1,127 1.045 - 1.238     1,363       0.12        1.55 - 2.65        0.58 - 15.49
                                           2004    818 1.043 - 1.217       976         --        1.55 - 2.65      (0.66) - 13.62
                                           2003    114 1.215 - 1.217       139         --        1.70 - 2.10        3.58 - 15.48

DWSII Turner Mid Cap Growth                2007  1,456 1.374 - 1.869     2,586         --        1.55 - 2.65        0.73 - 23.20
   Subaccount (Class B)                    2006  1,459 1.127 - 1.517     2,114         --        1.55 - 2.65       (6.86) - 4.62
                                           2005  1,467 1.187 - 1.450     2,052         --        1.55 - 2.65        4.62 - 12.38
                                           2004  1,107 1.097 - 1.324     1,451         --        1.55 - 2.50        6.10 - 12.71
                                           2003     92 1.210 - 1.213       111         --        1.95 - 2.30        2.36 - 16.01

Fidelity VIP Contrafund                    2007 13,481 1.559 - 2.046    25,967       0.78        1.55 - 2.60        1.63 - 15.46
   Subaccount (Service Class 2)            2006 13,276 1.364 - 1.772    22,196       1.00        1.55 - 2.60         8.51 - 9.72
                                           2005 11,559 1.257 - 1.615    17,783       0.08        1.55 - 2.60       11.70 - 17.26
                                           2004  4,082 1.107 - 1.406     5,658       0.03        1.55 - 2.50        5.13 - 16.00
                                           2003     98 1.234 - 1.240       121         --        1.55 - 2.30        0.24 - 16.70

Fidelity VIP Dynamic Capital Appreciation  2007    913 1.436 - 1.654     1,484       0.10        1.55 - 2.50         4.08 - 5.08
   Subaccount (Service Class 2)            2006    988 1.373 - 1.574     1,533       0.24        1.55 - 2.50       10.95 - 12.03
                                           2005  1,020 1.232 - 1.405     1,417         --        1.55 - 2.50       17.70 - 26.48
                                           2004    387 1.042 - 1.182       454         --        1.55 - 2.50      (0.85) - 16.29
                                           2003    115 1.181 - 1.185       136         --        1.55 - 2.10         3.32 - 7.36

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Fidelity VIP Mid Cap                       2007 13,188 1.734 - 2.529    30,667       0.49        1.55 - 2.60       12.38 - 13.56
   Subaccount (Service Class 2)            2006 13,669 1.543 - 2.227    27,993       0.17        1.55 - 2.60        9.51 - 10.63
                                           2005 12,662 1.409 - 2.013    23,741         --        1.55 - 2.60       14.37 - 16.22
                                           2004  4,744 1.227 - 1.732     8,105         --        1.55 - 2.50       14.03 - 25.97
                                           2003    135 1.402 - 1.411       190         --        1.55 - 2.50        5.22 - 12.57

FTVIPT Franklin Rising Dividends           2007  9,440 1.168 - 1.495    13,498       2.39        1.55 - 2.60     (5.19) - (4.23)
   Securities Subaccount (Class 2)         2006  9,632 1.232 - 1.561    14,539       1.05        1.55 - 2.60       14.18 - 15.37
                                           2005  8,404 1.079 - 1.353    11,153       0.90        1.55 - 2.60       (0.31) - 4.84
                                           2004  4,561 1.074 - 1.329     6,023       0.26        1.55 - 2.50        0.40 - 12.39
                                           2003     68 1.211 - 1.216        82         --        1.55 - 2.10        1.68 - 13.22

FTVIPT Franklin Small Mid-Cap Growth       2007  4,323 1.270 - 1.772     7,329         --        1.55 - 2.60         8.36 - 9.52
   Securities Subaccount (Class 2)         2006  3,318 1.172 - 1.618     5,110         --        1.55 - 2.60       (2.74) - 7.01
                                           2005  2,841 1.106 - 1.512     4,165         --        1.55 - 2.60         2.12 - 9.27
                                           2004  1,763 1.083 - 1.465     2,564         --        1.55 - 2.60        3.04 - 14.35
                                           2003    121 1.330 - 1.335       161         --        1.55 - 2.10       (0.82) - 6.12

FTVIPT Templeton Developing Markets        2007  5,256 2.449 - 3.645    17,563       2.20        1.55 - 2.60        1.06 - 26.83
   Securities Subaccount (Class 2)         2006  5,399 1.952 - 2.874    14,370       1.05        1.55 - 2.60       24.81 - 26.11
                                           2005  4,916 1.564 - 2.279    10,404       1.19        1.55 - 2.60       22.19 - 26.88
                                           2004  1,742 1.261 - 1.816     3,128       1.52        1.55 - 2.50        5.88 - 28.51
                                           2003     12 1.474 - 1.479        17         --        1.55 - 2.10        5.57 - 21.63

FTVIPT Templeton Foreign Securities        2007 10,181 1.650 - 2.303    21,786       2.00        1.55 - 2.60       12.47 - 13.67
   Subaccount (Class 2)                    2006 10,416 1.467 - 2.026    19,734       1.22        1.55 - 2.60       18.40 - 19.60
                                           2005  9,400 1.239 - 1.694    15,074       1.14        1.55 - 2.60        6.60 - 10.44
                                           2004  3,390 1.153 - 1.562     5,239       0.57        1.55 - 2.60        4.34 - 16.82
                                           2003    195 1.333 - 1.338       260         --        1.55 - 2.10         6.28 - 9.80

Janus Aspen Global Life Sciences           2007    167 1.796 - 1.860       306         --        1.55 - 2.30       18.94 - 19.85
   Subaccount (Service Shares)             2006    156 1.510 - 1.552       238         --        1.55 - 2.30         3.92 - 4.65
                                           2005    157 1.453 - 1.483       230         --        1.55 - 2.30        9.74 - 10.67
                                           2004    157 1.324 - 1.340       209         --        1.55 - 2.30        1.07 - 12.42
                                           2003     15 1.189 - 1.192        18         --        1.55 - 1.95         7.02 - 8.96

Janus Aspen Global Technology              2007  1,559 1.433 - 1.918     2,856       0.65        1.55 - 2.40        8.62 - 19.80
   Subaccount (Service Shares)             2006    659 1.206 - 1.601       999         --        1.55 - 2.40         5.24 - 6.17
                                           2005    536 1.146 - 1.508       766         --        1.55 - 2.40        4.56 - 23.46
                                           2004    279 1.217 - 1.373       381         --        1.55 - 2.30       (1.37) - 3.49
                                           2003      9 1.382 - 1.386        12         --        1.55 - 1.95       (0.86) - 9.05

Janus Aspen Worldwide Growth               2007    176 1.635 - 1.677       290       0.57        1.55 - 2.10         7.07 - 7.64
   Subaccount (Service Shares)             2006    163 1.515 - 1.558       251       1.64        1.55 - 2.30       12.31 - 16.18
                                           2005    165 1.322 - 1.341       219       1.34        1.55 - 2.10         3.36 - 3.95
                                           2004    106 1.279 - 1.290       136       1.18        1.55 - 2.10       (4.19) - 2.87
                                           2003     30 1.250 - 1.254        38       0.25        1.55 - 1.95       11.76 - 13.53

LMPVET Aggressive Growth
   Subaccount (Class I) (b)                2007  4,852 1.203 - 1.602     7,204         --        1.55 - 2.50     (5.02) - (4.42)

LMPVET Aggressive Growth
   Subaccount (Class II) (b)               2007  4,748 1.185 - 1.566     6,941         --        1.55 - 2.60     (5.20) - (4.51)

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
LMPVET Appreciation
   Subaccount (Class I) (b)                2007  1,072 1.260 - 1.591     1,646       1.02        1.55 - 2.40         2.27 - 2.84

LMPVET Equity Index                        2007  8,658 1.253 - 1.581    13,108       1.57        1.55 - 2.50         2.37 - 3.27
   Subaccount (Class II)                   2006  9,130 1.224 - 1.531    13,422       1.34        1.55 - 2.50       12.22 - 13.41
                                           2005  9,144 1.089 - 1.350    11,923       1.48        1.55 - 2.50         1.70 - 8.80
                                           2004  5,183 1.072 - 1.316     6,722       3.15        1.55 - 2.50        5.08 - 10.47
                                           2003    239 1.208 - 1.212       290       1.73        1.55 - 2.10        5.49 - 14.81

LMPVET Fundamental Value
   Subaccount (ClassI) (b)                 2007  2,906 1.215 - 1.659     4,590       1.21        1.55 - 2.60     (5.70) - (5.04)

LMPVET Investors                           2007  1,909 1.331 - 1.730     3,080       1.24        1.55 - 2.50         1.35 - 2.31
   Subaccount (Class I)                    2006  1,948 1.308 - 1.691     3,092       1.66        1.55 - 2.50       15.32 - 16.46
                                           2005  1,832 1.129 - 1.452     2,550       1.40        1.55 - 2.50         3.89 - 4.84
                                           2004  1,277 1.081 - 1.385     1,743       3.68        1.55 - 2.50         7.66 - 9.86
                                           2003     55 1.266 - 1.274        70       2.35        1.55 - 2.50        5.64 - 13.55

LMPVET Large Cap Growth
   Subaccount (ClassI) (b)                 2007  1,812 1.077 - 1.426     2,440       0.04        1.55 - 2.50     (1.16) - (0.56)

LMPVET Small Cap Growth                    2007  2,663 1.402 - 2.013     4,921         --        1.55 - 2.60         7.19 - 8.28
   Subaccount (Class I)                    2006  2,870 1.308 - 1.859     4,926         --        1.55 - 2.60        9.92 - 11.05
                                           2005  2,880 1.190 - 1.674     4,492         --        1.55 - 2.60         1.10 - 3.27
                                           2004  1,599 1.166 - 1.621     2,522         --        1.55 - 2.50        1.39 - 25.00
                                           2003    192 1.425 - 1.430       274         --        1.55 - 2.10        3.63 - 21.29

LMPVET Social Awareness                    2007    823 1.202 - 1.263     1,016       1.40        1.55 - 2.50         8.09 - 9.21
   Subaccount                              2006    816 1.112 - 1.162       926       0.55        1.55 - 2.50         5.10 - 6.05
                                           2005    727 1.058 - 1.102       779       0.91        1.55 - 2.50         1.83 - 4.08
                                           2004    267 1.039 - 1.077       278       1.43        1.55 - 2.50        0.00 - 12.42

LMPVPI All Cap                             2007     -- 1.296 - 1.747        --       0.29        1.55 - 2.50         4.66 - 4.92
   Subaccount (Class I) (a)                2006  2,869 1.238 - 1.665     4,544       1.39        1.55 - 2.50       15.19 - 16.27
                                           2005  2,874 1.074 - 1.432     3,928       1.02        1.55 - 2.50        1.45 - 10.49
                                           2004  1,925 1.059 - 1.398     2,644       1.09        1.55 - 2.50        5.68 - 13.60
                                           2003    186 1.302 - 1.311       244       0.54        1.55 - 2.50        7.83 - 16.37

LMPVPI All Cap                             2007     -- 1.233 - 1.261        --       0.04        1.55 - 2.60         2.53 - 4.82
   Subaccount (Class II) (a)               2006    188 1.180 - 1.203       225       2.20        1.55 - 2.60        4.93 - 16.01
                                           2005     23 1.027 - 1.037        23       0.63        1.55 - 2.60         1.58 - 8.02

LMPVPII Growth and Income                  2007     -- 1.232 - 1.547        --       0.06        1.55 - 2.40         4.14 - 4.46
   Subaccount (Class I) (a)                2006  1,170 1.183 - 1.481     1,670       0.41        1.55 - 2.40        9.74 - 11.84
                                           2005  1,151 1.078 - 1.338     1,490       0.41        1.55 - 2.40         1.22 - 2.06
                                           2004    878 1.065 - 1.311     1,134       2.13        1.55 - 2.40         2.36 - 8.77
                                           2003     57 1.225 - 1.229        70       0.55        1.55 - 1.95         5.06 - 7.24

LMPVPI Large Cap Growth                    2007     -- 1.087 - 1.434        --         --        1.55 - 2.50         3.83 - 4.16
   Subaccount (Class I) (a)                2006  2,012 1.045 - 1.377     2,611         --        1.55 - 2.50         1.68 - 2.68
                                           2005  2,073 1.023 - 1.341     2,653       0.02        1.55 - 2.50         2.67 - 3.55
                                           2004  1,359 0.992 - 1.295     1,723       0.39        1.55 - 2.50      (4.19) - 13.94
                                           2003    106 1.303 - 1.308       139         --        1.55 - 2.10        3.66 - 14.44

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
LMPVPII Aggressive Growth                  2007     -- 1.266 - 1.676        --         --        1.55 - 2.50         3.26 - 3.52
   Subaccount (Class I) (a)                2006  5,658 1.226 - 1.619     8,461         --        1.55 - 2.50         8.32 - 9.39
                                           2005  5,529 1.131 - 1.480     7,653         --        1.55 - 2.50        7.13 - 17.99
                                           2004  2,209 1.056 - 1.368     2,975         --        1.55 - 2.50      (1.53) - 13.30
                                           2003    122 1.265 - 1.274       155         --        1.55 - 2.50        4.20 - 13.14

LMPVPII Aggressive Growth                  2007     -- 1.250 - 1.640        --         --        1.55 - 2.60         3.14 - 3.47
   Subaccount (Class II) (a)               2006  4,745 1.212 - 1.585     7,132         --        1.55 - 2.60         7.93 - 9.08
                                           2005  3,681 1.123 - 1.453     5,212         --        1.55 - 2.60        6.85 - 17.48
                                           2004  2,435 1.051 - 1.346     3,257         --        1.55 - 2.60      (0.89) - 10.69
                                           2003    146 1.252 - 1.257       184         --        1.55 - 2.10       (0.08) - 7.45

LMPVET Capital and Income
   Subaccount (Class II) (b)               2007  3,621 1.086 - 1.372     4,781       1.23        1.55 - 2.70       (1.75) - 0.00

LMPVIT Adjustable Rate Income              2007  2,401 0.985 - 1.026     2,424       4.35        1.55 - 2.50     (1.10) - (0.19)
   Subaccount                              2006  2,895 0.996 - 1.028     2,941       4.21        1.55 - 2.60         1.41 - 2.49
                                           2005  3,439 0.981 - 1.003     3,417       3.88        1.55 - 2.60       (0.20) - 0.80
                                           2004  1,531 0.983 - 0.999     1,515       2.81        1.55 - 2.60     (0.91) - (0.10)
                                           2003     24 0.998 - 0.999        24       0.46        1.55 - 1.70         0.00 - 0.10

LMPVPI Total Return                        2007     -- 1.096 - 1.372        --       0.57        1.55 - 2.70         2.42 - 2.85
   Subaccount (Class II) (a)               2006  3,314 1.069 - 1.334     4,295       2.23        1.55 - 2.70        2.00 - 10.52
                                           2005  2,172 1.056 - 1.207     2,591       2.12        1.55 - 2.60       (0.85) - 3.22
                                           2004  1,125 1.117 - 1.191     1,333       4.47        1.55 - 2.50         0.09 - 6.82
                                           2003     80 1.112 - 1.115        89       0.77        1.55 - 1.95         3.15 - 8.58

Lord Abbett Growth and Income              2007     -- 1.308 - 1.682        --         --        1.55 - 2.60         3.62 - 3.89
   Subaccount (Class VC) (a)               2006  9,932 1.262 - 1.619    15,035       1.28        1.55 - 2.60       14.21 - 15.48
                                           2005  9,339 1.105 - 1.402    12,372       1.31        1.55 - 2.60         0.74 - 4.69
                                           2004  3,180 1.099 - 1.379     4,334       2.24        1.55 - 2.50        2.01 - 14.21
                                           2003    169 1.239 - 1.243       210       1.69        1.55 - 2.10        4.98 - 12.93

Lord Abbett Mid-Cap Value                  2007     -- 1.477 - 1.995        --         --        1.55 - 2.50        9.90 - 10.22
   Subaccount (Class VC) (a)               2006  7,690 1.343 - 1.810    13,037       0.49        1.55 - 2.50        9.46 - 10.50
                                           2005  8,163 1.226 - 1.638    12,646       0.58        1.55 - 2.50        5.55 - 13.54
                                           2004  3,089 1.160 - 1.537     4,701       0.80        1.55 - 2.50        3.66 - 21.96
                                           2003    108 1.252 - 1.257       136       2.19        1.70 - 2.30        7.90 - 16.90

MIST Batterymarch Mid-Cap Stock            2007  3,112 1.302 - 1.792     5,296       0.31        1.55 - 2.60         3.33 - 4.43
   Subaccount (Class A)                    2006  3,217 1.260 - 1.716     5,268         --        1.55 - 2.60     (5.48) - (4.77)

MIST BlackRock High Yield                  2007  9,128 1.152 - 1.331    11,725       5.40        1.44 - 2.39       (3.11) - 1.14
   Subaccount (Class A)                    2006  4,114 1.157 - 1.316     5,267         --        1.55 - 2.50         4.78 - 5.45

MIST BlackRock Large-Cap Core
   Subaccount (Class E) (b)                2007  2,586 1.415 - 1.724     4,252         --        1.55 - 2.60     (0.77) - (0.06)

MIST BlackRock Large-Cap Core              2007     -- 1.426 - 1.725        --       0.69        1.55 - 2.60        4.53 - 4.86
   Subaccount (Class A) (a)                2006  3,099 1.364 - 1.645     4,905         --        1.55 - 2.60         5.17 - 5.92

MIST Dreman Small-Cap Value                2007    381 1.293 - 1.322       499         --        1.55 - 2.40     (3.29) - (2.51)
   Subaccount (Class A)                    2006    276 1.335 - 1.356       371       0.64        1.55 - 2.50       (0.37) - 9.48

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
MIST Harris Oakmark International          2007  3,949 1.477 - 1.924     7,220       0.95        1.54 - 2.59     (3.40) - (2.34)
   Subaccount (Class A)                    2006  3,322 1.529 - 1.970     6,267         --        1.51 - 2.56        9.45 - 17.50

MIST Janus Forty                           2007  5,161 1.717 - 2.172    10,611       0.17        1.55 - 2.60       27.09 - 28.44
   Subaccount (Class A)                    2006  5,188 1.351 - 1.691     8,292         --        1.55 - 2.60         1.87 - 2.55

MIST Lazard Mid-Cap
   Subaccount (Class B) (b)                2007    385 1.105 - 1.127       430         --        1.55 - 2.30   (12.79) - (12.36)

MIST Legg Mason Partners Managed           2007  3,583 1.197 - 1.240     4,379       2.38        1.55 - 2.50         3.73 - 4.73
   Assets Subaccount (Class A)             2006  3,675 1.154 - 1.186     4,309         --        1.55 - 2.50         5.00 - 5.71

MIST Lord Abbett Bond Debenture            2007  2,966 1.180 - 1.387     3,988       5.58        1.55 - 2.50         4.24 - 5.24
   Subaccount (Class A)                    2006  3,146 1.131 - 1.318     4,037         --        1.55 - 2.50         4.17 - 4.77

MIST Lord Abbett Growth and Income         2007 26,022 1.084 - 1.104    28,509       0.53        1.30 - 2.35       (2.43) - 2.41
  Subaccount (Class B)                     2006 14,276 1.071 - 1.078    15,344         --        1.30 - 2.25         6.99 - 7.69

MIST Lord Abbett Mid-Cap Value             2007 11,639 1.045 - 1.062    12,277       0.03        1.55 - 2.50    (10.68) - (0.93)
   Subaccount (Class B)                    2006    100 1.066 - 1.072       107         --        1.55 - 2.40      (0.47) - 14.41

MIST Met/AIM Capital Appreciation          2007  1,935 1.267 - 1.596     2,899       0.09        1.55 - 2.60        9.04 - 10.14
   Subaccount (Class A)                    2006  2,015 1.162 - 1.449     2,762       0.18        1.55 - 2.60     (1.86) - (1.16)

MIST Met/AIM Capital Appreciation
   Subaccount (Class E) (b)                2007  4,459 1.253 - 1.574     6,777         --        1.55 - 2.60         2.45 - 3.08

MIST Met/AIM Small Cap Growth              2007    320 1.358 - 1.388       439         --        1.55 - 2.40         8.81 - 9.72
   Subaccount (Class A)                    2006    151 1.248 - 1.265       190         --        1.55 - 2.40      (1.27) - 14.44

MIST MFS Emerging Markets Equity
   Subaccount (Class A) (b)                2007  1,831 2.040 - 3.509     6,019         --        1.55 - 2.65       24.32 - 25.28

MIST MFS Research International
   Subaccount (Class B) (b)                2007    898 1.798 - 2.326     2,036         --        1.55 - 2.30       (2.43) - 4.49

MIST MFS Value                             2007  6,311 1.425 - 1.475     9,216         --        1.55 - 2.50         5.01 - 5.96
   Subaccount (Class A)                    2006  5,845 1.357 - 1.399     8,086       1.33        1.55 - 2.50        9.79 - 10.56

MIST Neuberger Berman Real Estate          2007 12,750 1.006 - 1.024    12,977       1.09        1.55 - 2.60   (17.00) - (16.13)
   Subaccount (Class A)                    2006 14,706 1.212 - 1.221    17,906         --        1.55 - 2.60       20.84 - 21.73

MIST Oppenheimer Capital Appreciation      2007  6,037 1.115 - 1.134     6,810         --        1.55 - 2.60       11.39 - 12.50
   Subaccount (Class B)                    2006  5,584 1.001 - 1.008     5,617         --        1.55 - 2.60         0.70 - 1.41

MIST PIMCO Inflation Protected Bond
   Subaccount (Class A) (b)                2007 10,145 1.080 - 1.214    11,977         --        1.55 - 2.60         5.58 - 6.30

MIST Pioneer Fund                          2007    710 1.328 - 1.606     1,096       0.90        1.55 - 2.50         2.40 - 3.41
   Subaccount (Class A)                    2006    915 1.291 - 1.553     1,367         --        1.55 - 2.50         6.91 - 7.55

MIST Pioneer Mid-Cap Value                 2007     -- 1.267 - 1.286        --       0.42        1.55 - 2.30        9.47 - 10.48
   Subaccount (Class A) (a)                2006    403 1.151 - 1.164       467       0.25        1.55 - 2.30         1.05 - 7.93

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
MIST Pioneer Strategic Income              2007  7,953 1.176 - 1.222     9,597       0.69        1.55 - 2.60         3.90 - 5.00
   Subaccount (Class A)                    2006  7,967 1.131 - 1.170     9,185       4.88        1.55 - 2.60         2.85 - 3.57

MIST Third Avenue Small Cap Value          2007 23,927 0.965 - 0.983    23,369       0.55        1.55 - 2.60    (10.65) - (4.47)
   Subaccount (Class B)                    2006 11,793 1.023 - 1.029    12,101         --        1.55 - 2.50         1.99 - 2.59

MSF BlackRock Aggressive Growth            2007  3,419 1.301 - 1.791     5,818         --        1.55 - 2.50       17.41 - 18.61
   Subaccount (Class D)                    2006  3,413 1.106 - 1.510     4,887         --        1.55 - 2.50     (2.98) - (2.39)

MSF BlackRock Bond Income                  2007  7,720 1.057 - 1.114     8,451       3.22        1.55 - 2.50         3.60 - 4.70
   Subaccount (Class A)                    2006  7,799 1.017 - 1.064     8,186         --        1.55 - 2.50         3.32 - 3.91

MSF BlackRock Money Market                 2007 32,798 1.023 - 1.069    34,537       4.94        1.55 - 2.70         0.38 - 3.38
   Subaccount (Class A)                    2006 22,531 0.999 - 1.034    22,986       3.30        1.55 - 2.70         1.09 - 2.27

MSF FI Large Cap                           2007  3,476 1.161 - 1.427     4,555       0.16        1.55 - 2.60         1.22 - 2.37
   Subaccount (Class A)                    2006  3,768 1.147 - 1.394     4,864         --        1.55 - 2.60         0.70 - 1.38

MSF FI Value Leaders                       2007  7,652 1.212 - 1.519    11,077       0.83        1.55 - 2.60         1.34 - 2.50
   Subaccount (Class D)                    2006  7,806 1.196 - 1.482    11,076         --        1.55 - 2.60         1.96 - 2.63

MSF MetLife Aggressive Allocation          2007  1,927 1.060 - 1.078     2,058       0.05        1.55 - 2.60         0.66 - 1.60
   Subaccount (Class B)                    2006  1,577 1.053 - 1.061     1,666         --        1.55 - 2.60         5.09 - 5.89

MSF MetLife Conservative Allocation        2007  2,606 1.067 - 1.084     2,799         --        1.55 - 2.50       (0.09) - 3.93
   Subaccount (Class B)                    2006  2,593 1.036 - 1.043     2,695         --        1.55 - 2.50         0.97 - 5.80

MSF MetLife Conservative to Moderate       2007  3,662 1.068 - 1.083     3,940         --        1.55 - 2.40         1.04 - 3.66
   Allocation Subaccount (Class B)         2006  1,853 1.044 - 1.050     1,939         --        1.55 - 2.40         3.77 - 4.79

MSF MetLife Moderate Allocation            2007 11,761 1.067 - 1.084    12,644       0.01        1.55 - 2.50         1.81 - 2.75
   Subaccount (Class B)                    2006 10,582 1.048 - 1.055    11,126         --        1.55 - 2.50         4.59 - 9.92

MSF MetLife Moderate to Aggressive         2007  6,204 1.065 - 1.084     6,674       0.03        1.55 - 2.60       (2.26) - 2.26
   Allocation Subaccount (Class B)         2006  6,709 1.052 - 1.060     7,085         --        1.55 - 2.60         4.99 - 5.79

MSF MFS Total Return                       2007  5,033 1.077 - 1.099     5,484       1.81        1.55 - 2.75       (3.47) - 2.52
   Subaccount (Class B)                    2006  3,929 1.064 - 1.072     4,198         --        1.55 - 2.65         6.08 - 6.88

MSF MFS Total Return                       2007 24,421 1.226 - 1.419    33,326       1.96        1.55 - 2.50         1.57 - 2.60
   Subaccount (Class F)                    2006 25,723 1.205 - 1.383    34,428         --        1.55 - 2.50         6.26 - 6.88

MSF Oppenheimer Global Equity              2007 30,426 1.081 - 1.101    33,273       0.89        1.55 - 2.60         3.54 - 4.66
   Subaccount (Class B)                    2006 33,480 1.044 - 1.052    35,113         --        1.39 - 2.54         4.82 - 5.62

MSF T. Rowe Price Large Cap Growth         2007  2,390 1.131 - 1.149     2,730       0.19        1.55 - 2.50       (2.24) - 7.48
   Subaccount (Class B)                    2006  2,365 1.062 - 1.069     2,523         --        1.55 - 2.50         6.41 - 7.11

MSF Western Asset Management High          2007     -- 1.163 - 1.199        --      10.16        1.55 - 2.50         3.47 - 3.82
   Yield Bond Subaccount (Class A) (a)     2006  6,377 1.124 - 1.157     7,320         --        1.55 - 2.50         5.64 - 6.37

MSF Western Asset Management               2007  5,392 1.067 - 1.117     5,929       2.77        1.40 - 2.45         1.86 - 2.89
   U.S. Government Subaccount (Class A)    2006  5,918 1.046 - 1.091     6,345         --        1.40 - 2.45         2.77 - 3.47

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
PIMCO VIT Real Return                      2007     -- 1.020 - 1.141        --       1.55        1.55 - 2.60         1.72 - 1.98
   Subaccount (Administrative Class) (a)   2006 10,340 1.002 - 1.119    11,306       4.24        1.55 - 2.60     (1.89) - (0.80)
                                           2005  9,967 1.018 - 1.128    11,053       2.92        1.55 - 2.60       (0.56) - 0.66
                                           2004  4,188 1.020 - 1.122     4,667       1.18        1.55 - 2.60         1.23 - 7.47
                                           2003    331 1.043 - 1.047       346       0.38        1.55 - 2.10       (1.23) - 2.45

PIMCO VIT Total Return                     2007 23,835 1.095 - 1.155    27,021       4.80        1.55 - 2.60         5.98 - 7.04
   Subaccount (Administrative Class)       2006 24,626 1.030 - 1.079    26,181       4.42        1.55 - 2.60         1.15 - 2.27
                                           2005 22,715 1.014 - 1.055    23,715       3.59        1.55 - 2.60       (0.19) - 0.86
                                           2004  8,552 1.011 - 1.046     8,894       1.99        1.55 - 2.60         0.10 - 3.26
                                           2003    649 1.007 - 1.013       656       1.33        1.55 - 2.50       (1.37) - 3.58

Pioneer America Income VCT                 2007     -- 1.022 - 1.077        --       3.94        1.55 - 2.70         2.51 - 3.79
   Subaccount (Class II) (c)               2006  8,439 0.993 - 1.042     8,589       4.41        1.55 - 2.70         0.49 - 2.55
                                           2005  7,379 0.985 - 1.031     7,418       4.46        1.55 - 2.60       (1.16) - 0.41
                                           2004  3,712 0.990 - 1.034     3,730       4.63        1.55 - 2.50       (1.19) - 3.07
                                           2003     95 0.993 - 0.995        94       0.66        1.55 - 1.95       (0.10) - 1.22

Pioneer Bond VCT
   Subaccount (Class II) (d)               2007  8,897 1.090 - 1.092     9,707       0.65        1.55 - 2.70         9.00 - 9.20

Pioneer Cullen Value VCT                   2007  6,349 1.274 - 1.312     8,261       0.80        1.55 - 2.60         2.32 - 4.79
   Subaccount (Class II)                   2006  4,297 1.229 - 1.252     5,355       0.17        1.55 - 2.60        4.91 - 15.29
                                           2005  1,318 1.077 - 1.086     1,427         --        1.55 - 2.60        0.65 - 10.74

Pioneer Emerging Markets VCT               2007  4,034 3.178 - 4.474    16,567       0.34        1.55 - 2.60       38.78 - 40.25
   Subaccount (Class II)                   2006  3,673 2.290 - 3.190    10,763       0.34        1.55 - 2.60       18.94 - 33.42
                                           2005  2,674 1.734 - 2.391     6,191       0.46        1.55 - 2.60       31.92 - 39.65
                                           2004  1,557 1.294 - 1.764     2,728       0.56        1.55 - 2.60        0.00 - 28.02
                                           2003     55 1.505 - 1.510        82         --        1.55 - 2.10        1.28 - 18.69

Pioneer Equity Income VCT                  2007  7,595 1.347 - 1.703    12,465       2.30        1.55 - 2.60     (2.04) - (0.99)
   Subaccount (Class II)                   2006  7,097 1.375 - 1.720    11,862       2.42        1.55 - 2.60       11.13 - 20.28
                                           2005  5,594 1.155 - 1.430     7,879       2.23        1.55 - 2.60         0.61 - 4.05
                                           2004  3,021 1.127 - 1.377     4,140       3.12        1.55 - 2.50        2.36 - 14.27
                                           2003    101 1.201 - 1.205       121       0.92        1.55 - 2.10        4.43 - 10.56

Pioneer Equity Opportunity VCT             2007     -- 1.339 - 1.377        --       0.18        1.55 - 2.60      (5.61) - 10.07
   Subaccount (Class II) (c)               2006    158 1.228 - 1.251       196       0.32        1.55 - 2.60      (0.88) - 17.46
                                           2005     30 1.058 - 1.065        32         --        1.55 - 2.40       (1.21) - 8.45

Pioneer Fund VCT                           2007 10,620 1.301 - 1.633    16,551       1.06        1.55 - 2.60         2.12 - 3.16
   Subaccount (Class II)                   2006  6,575 1.274 - 1.583    10,009       1.13        1.55 - 2.60       13.35 - 14.63
                                           2005  5,875 1.124 - 1.381     7,912       1.16        1.55 - 2.60         3.21 - 6.18
                                           2004  3,497 1.089 - 1.324     4,598       1.17        1.55 - 2.60        0.74 - 13.11
                                           2003    336 1.208 - 1.213       407       0.74        1.55 - 2.10        0.25 - 12.86

Pioneer Global High Yield VCT              2007  4,530 1.069 - 1.154     5,154       8.08        1.55 - 2.75       (0.71) - 0.52
   Subaccount (Class II)                   2006  3,095 1.075 - 1.148     3,517       7.29        1.55 - 2.75        2.37 - 10.28
                                           2005    670 1.032 - 1.041       696       4.80        1.55 - 2.60       (0.48) - 5.06

Pioneer High Yield VCT                     2007 10,357 1.068 - 1.357    13,519       5.08        1.55 - 2.75         0.66 - 3.98
   Subaccount (Class II)                   2006 11,739 1.044 - 1.305    14,826       5.26        1.55 - 2.70         0.17 - 6.62
                                           2005  8,126 1.074 - 1.224     9,833       5.23        1.55 - 2.60       (0.83) - 1.99
                                           2004  6,312 1.087 - 1.223     7,686       5.01        1.55 - 2.50         1.21 - 6.93
                                           2003    332 1.148 - 1.152       382       2.37        1.55 - 2.10         1.68 - 9.09

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Pioneer Ibbotson Aggressive Allocation VCT 2007  4,404 1.236 - 1.266     5,526       1.26        1.55 - 2.40         2.66 - 3.60
   Subaccount (Class II)                   2006  3,637 1.204 - 1.222     4,420       0.26        1.55 - 2.40        6.56 - 12.63
                                           2005  1,079 1.078 - 1.085     1,166         --        1.55 - 2.40        2.56 - 10.94

Pioneer Ibbotson Growth Allocation VCT     2007 91,686 1.089 - 1.230   110,642       1.01        1.55 - 2.90         2.74 - 4.06
   Subaccount (Class II)                   2006 55,528 1.060 - 1.182    64,825       0.14        1.55 - 2.90        5.35 - 10.99
                                           2005  4,439 1.058 - 1.065     4,711         --        1.55 - 2.40         0.95 - 9.15

Pioneer Ibbotson Moderate Allocation VCT   2007 48,332 1.081 - 1.190    56,545       1.01        1.55 - 2.70         2.85 - 4.02
   Subaccount (Class II)                   2006 33,498 1.051 - 1.144    37,907       0.30        1.55 - 2.70       (0.26) - 8.95
                                           2005  4,663 1.043 - 1.050     4,880         --        1.55 - 2.40         2.44 - 7.28

Pioneer Independence VCT                   2007  1,704 1.207 - 1.394     2,298         --        1.55 - 2.60         4.68 - 5.77
   Subaccount (Class II)                   2006  1,390 1.153 - 1.318     1,778         --        1.55 - 2.60        1.57 - 12.18
                                           2005  1,184 1.086 - 1.228     1,424       0.58        1.55 - 2.60       (0.44) - 3.52
                                           2004    799 1.189 - 1.208       962         --        1.55 - 2.50        4.18 - 10.55
                                           2003     77 1.149 - 1.154        88         --        1.55 - 2.10         0.17 - 2.58

Pioneer International Value VCT            2007  2,695 1.729 - 2.295     5,797       0.31        1.55 - 2.60       10.34 - 11.46
   Subaccount (Class II)                   2006  2,234 1.567 - 2.059     4,369       0.26        1.55 - 2.60       19.44 - 20.69
                                           2005    873 1.312 - 1.706     1,457       0.06        1.55 - 2.60        9.65 - 18.76
                                           2004    504 1.480 - 1.504       752       0.32        1.55 - 2.50       12.62 - 16.59
                                           2003     16 1.286 - 1.290        21         --        1.55 - 1.95       12.41 - 12.76

Pioneer Mid Cap Value VCT                  2007  6,362 1.345 - 1.928    11,422       0.58        1.55 - 2.60         2.67 - 3.71
   Subaccount (Class II)                   2006  5,978 1.310 - 1.859    10,453         --        1.55 - 2.60        9.35 - 10.52
                                           2005  5,101 1.198 - 1.682     8,245       0.21        1.55 - 2.60       (0.07) - 5.99
                                           2004  2,609 1.143 - 1.587     4,112       0.17        1.55 - 2.50        0.78 - 19.86
                                           2003    205 1.317 - 1.324       271         --        1.55 - 2.30        7.24 - 11.20

Pioneer Oak Ridge Large Cap Growth VCT     2007  4,884 1.189 - 1.257     6,041       0.19        1.55 - 2.60         5.41 - 6.44
   Subaccount (Class II)                   2006  4,896 1.128 - 1.181     5,709       0.03        1.55 - 2.60       (1.18) - 1.20
                                           2005  3,982 1.127 - 1.167     4,610       0.14        1.55 - 2.60        4.59 - 10.98
                                           2004  1,455 1.070 - 1.095     1,589         --        1.55 - 2.50      (0.09) - 11.01

Pioneer Real Estate Shares VCT             2007  4,048 1.470 - 2.035     7,785       2.52        1.55 - 2.60    (21.18) - (6.17)
   Subaccount (Class II)                   2006  4,537 1.859 - 2.555    11,118       2.40        1.55 - 2.60       20.87 - 34.40
                                           2005  3,540 1.462 - 1.901     6,588       3.29        1.55 - 2.60        4.24 - 18.55
                                           2004  1,875 1.310 - 1.681     3,137       4.29        1.55 - 2.30        4.13 - 41.52
                                           2003     99 1.256 - 1.261       125       2.94        1.55 - 2.10      (0.16) - 15.69

Pioneer Small and Mid Cap Growth VCT       2007     -- 1.266 - 1.388        --         --        1.55 - 2.60       17.11 - 18.23
   Subaccount (Class II) (c)               2006  1,958 1.081 - 1.174     2,261         --        1.55 - 2.60         1.05 - 8.48
                                           2005  1,575 1.029 - 1.106     1,724         --        1.55 - 2.60         1.47 - 6.69
                                           2004    794 1.010 - 1.074       850         --        1.55 - 2.40       (1.11) - 5.29

Pioneer Small Cap Value VCT                2007  4,166 1.255 - 1.797     6,895       0.51        1.55 - 2.60     (9.58) - (8.60)
   Subaccount (Class II)                   2006  4,228 1.388 - 1.966     7,797         --        1.55 - 2.60       11.22 - 12.41
                                           2005  2,736 1.248 - 1.749     4,661         --        1.55 - 2.60        8.39 - 18.16
                                           2004  1,455 1.156 - 1.599     2,314         --        1.55 - 2.50        3.96 - 19.94
                                           2003    182 1.348 - 1.355       247         --        1.55 - 2.30        8.00 - 10.49

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Pioneer Strategic Income VCT               2007 17,800 1.064 - 1.301    22,422       5.15        1.55 - 2.70         3.30 - 4.50
   Subaccount (Class II)                   2006 15,977 1.030 - 1.245    19,447       5.17        1.55 - 2.70         3.39 - 4.62
                                           2005 13,239 1.060 - 1.190    15,555       5.58        1.55 - 2.60       (0.18) - 1.79
                                           2004  7,013 1.097 - 1.179     8,226       5.63        1.55 - 2.60         0.18 - 8.26
                                           2003    552 1.085 - 1.089       601       2.51        1.55 - 2.10         0.18 - 6.06

Pioneer Value VCT                          2007     -- 1.231 - 1.528        --       2.74        1.55 - 2.60       (0.73) - 0.13
   Subaccount (Class II) (c)               2006  4,146 1.240 - 1.526     6,072       0.22        1.55 - 2.60       12.12 - 13.29
                                           2005  3,810 1.106 - 1.347     5,010       0.09        1.55 - 2.60       (0.07) - 6.14
                                           2004  2,559 1.085 - 1.307     3,321       0.04        1.55 - 2.60        0.46 - 11.26
                                           2003     76 1.187 - 1.192        91       0.03        1.55 - 2.10         3.56 - 8.09

Putnam VT International Equity             2007     -- 2.161 - 2.226        --       2.83        1.55 - 2.30         8.05 - 8.27
   Subaccount (Class IB) (a)               2006    356 2.000 - 2.056       724       0.62        1.55 - 2.30       24.77 - 25.75
                                           2005    378 1.603 - 1.635       613       1.38        1.55 - 2.30        9.64 - 10.47
                                           2004    327 1.462 - 1.480       482       1.46        1.55 - 2.30       13.60 - 14.37
                                           2003     73 1.287 - 1.294        95         --        1.55 - 2.30        7.92 - 13.76

Putnam VT Small Cap Value                  2007     -- 1.509 - 2.310        --       0.55        1.55 - 2.60         6.46 - 6.80
   Subaccount (Class IB) (a)               2006  7,589 1.416 - 2.163    14,986       0.32        1.55 - 2.60       14.33 - 15.48
                                           2005  7,439 1.235 - 1.873    12,828       0.14        1.55 - 2.60        0.42 - 10.99
                                           2004  3,522 1.180 - 1.777     6,159       0.06        1.55 - 2.50        3.02 - 25.92
                                           2003    119 1.423 - 1.430       169         --        1.55 - 2.30        4.84 - 27.62

Van Kampen LIT Comstock                    2007  8,374 1.242 - 1.642    12,611       1.58        1.55 - 2.50     (4.73) - (3.86)
   Subaccount (Class II)                   2006  9,180 1.302 - 1.708    14,496       1.27        1.55 - 2.50       13.18 - 14.25
                                           2005  9,419 1.149 - 1.495    13,086       0.64        1.55 - 2.50         1.53 - 5.03
                                           2004  3,433 1.133 - 1.458     4,944       0.31        1.55 - 2.50        3.91 - 15.62
                                           2003    229 1.255 - 1.261       288         --        1.55 - 2.30        6.90 - 14.05

Van Kampen LIT Enterprise                  2007    128 1.463 - 1.501       190       0.15        1.55 - 2.10       10.08 - 10.69
   Subaccount (Class II)                   2006    130 1.329 - 1.356       175       0.18        1.55 - 2.10         4.56 - 5.20
                                           2005    128 1.271 - 1.289       164       0.46        1.55 - 2.10         5.65 - 6.18
                                           2004    126 1.203 - 1.214       152       0.04        1.55 - 2.10         1.77 - 5.80
                                           2003     21 1.185 - 1.188        25         --        1.55 - 1.95         2.78 - 5.79

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Subaccount invests.

(3) These amounts represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

(a)  For the period January1, 2007 to April 27, 2007.

(b)  For the period April30, 2007 to December 31, 2007.

(c)  For the period January1, 2007 to November 9, 2007.

(d)  For the period November12, 2007 to December 31, 2007.

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           AIM V.I. MID CAP CORE EQUITY   AIM V.I. UTILITIES   AIM V.I. CAPITAL APPRECIATION
                                    SUBACCOUNT                SUBACCOUNT                SUBACCOUNT
                                   (SERIES II)                (SERIES I)                (SERIES II)
                           ----------------------------  --------------------  ----------------------------
                                2007          2006          2007      2006         2007 (a)       2006
                           -------------  -------------  ---------- ---------  --------------  ------------
Accumulation units
   beginning of year          1,823,430     1,719,897    1,341,715  1,222,977     4,167,301     3,727,550
Accumulation units issued
   and transferred from
   other funding options        329,756       451,093      276,827    381,339       197,560       953,140
Accumulation units
   redeemed and
   transferred to
   other funding options       (389,422)     (347,560)    (348,519)  (262,601)   (4,364,861)     (513,389)
                              ---------     ---------    ---------  ---------    ----------     ---------
Accumulation units
   end of year                1,763,764     1,823,430    1,270,023  1,341,715            --     4,167,301
                              =========     =========    =========  =========    ==========     =========

                           AMERICAN FUNDS GROWTH    CREDIT SUISSE TRUST   CREDIT SUISSE TRUST
                                SUBACCOUNT           EMERGING MARKETS       GLOBAL SMALL CAP
                                 (CLASS 2)              SUBACCOUNT             SUBACCOUNT
                           ----------------------  ---------------------  -------------------
                              2007        2006      2007 (a)     2006        2007     2006
                           ----------  ----------  ----------  ---------  ---------  --------
Accumulation units
   beginning of year       33,890,233  32,711,932   2,016,848  1,918,047    504,122  447,132
Accumulation units issued
   and transferred from
   other funding options    1,867,433   4,297,613      85,397    410,923     81,688  128,585
Accumulation units
   redeemed and
   transferred to
   other funding options   (4,630,599) (3,119,312) (2,102,245)  (312,122)  (163,194) (71,595)
                           ----------  ----------  ----------  ---------   --------  -------
Accumulation units
   end of year             31,127,067  33,890,233          --  2,016,848    422,616  504,122
                           ==========  ==========  ==========  =========   ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                              ALGER AMERICAN          AMERICAN FUNDS          AMERICAN FUNDS
                             LEVERAGED ALLCAP          GLOBAL GROWTH          GROWTH-INCOME
                                SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                 (CLASS S)               (CLASS 2)              (CLASS 2)
                           ---------------------  ----------------------  ----------------------
                              2007       2006        2007        2006        2007        2006
                           ---------   ---------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year       1,428,189     967,064  11,327,782   9,664,246  31,309,671  29,867,942
Accumulation units issued
   and transferred from
   other funding options     911,453   1,547,142   2,140,353   2,798,905   1,321,568   3,822,444
Accumulation units
   redeemed and
   transferred to
   other funding options    (322,625) (1,086,017) (1,693,285) (1,135,369) (3,720,330) (2,380,715)
                           ---------   ---------  ----------  ----------  ----------  ----------
Accumulation units
   end of year             2,017,017   1,428,189  11,774,850  11,327,782  28,910,909  31,309,671
                           =========   =========  ==========  ==========  ==========  ==========

                                                  DREYFUS SOCIALLY
                           DREYFUS MIDCAP STOCK  RESPONSIBLE GROWTH  DREYFUS VIF APPRECIATION
                                SUBACCOUNT           SUBACCOUNT             SUBACCOUNT
                             (SERVICE SHARES)     (SERVICE SHARES)       (INITIAL SHARES)
                           --------------------  ------------------  ------------------------
                              2007       2006      2007      2006        2007         2006
                           ---------  ---------  --------  --------  -----------   ----------
Accumulation units
   beginning of year       3,562,336  3,581,835   239,136  243,937     1,849,997   1,820,257
Accumulation units issued
   and transferred from
   other funding options     235,752    473,462    15,376   17,946        56,196     202,190
Accumulation units
   redeemed and
   transferred to
   other funding options    (718,512)  (492,961)  (41,363) (22,747)     (222,942)   (172,450)
                           ---------  ---------   -------  -------     ---------   ---------
Accumulation units
   end of year             3,079,576  3,562,336   213,149  239,136     1,683,251   1,849,997
                           =========  =========   =======  =======     =========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               DREYFUS VIF             DWS VIT              DWS VIT RREEF
                            DEVELOPING LEADERS     EQUITY 500 INDEX    REAL ESTATE SECURITIES
                                SUBACCOUNT            SUBACCOUNT              SUBACCOUNT
                             (INITIAL SHARES)          (CLASS 2)              (CLASS B)
                           --------------------  --------------------  ----------------------
                              2007       2006       2007       2006        2007      2006
                           ---------  ---------  ---------  ---------   ---------  ---------
Accumulation units
   beginning of year       6,138,061  5,910,602  4,482,020  4,581,625   2,993,707  3,081,435
Accumulation units issued
   and transferred from
   other funding options     457,307    856,650  1,007,274    130,897     483,792    327,513
Accumulation units
   redeemed and
   transferred to
   other funding options    (643,095)  (629,191)  (775,159)  (230,502)   (596,051)  (415,241)
                           ---------  ---------  ---------  ---------   ---------  ---------
Accumulation units
   end of year             5,952,273  6,138,061  4,714,135  4,482,020   2,881,448  2,993,707
                           =========  =========  =========  =========   =========  =========

                             DWSI CAPITAL GROWTH   DWSI GROWTH & INCOME    DWSI HEALTH CARE
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)             (CLASS B)              (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year        6,117,071   3,508,968  5,105,253  3,621,286  2,070,255  2,153,075
Accumulation units issued
   and transferred from
   other funding options      711,649   3,653,924    174,110  2,302,701    232,949    211,313
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,321,570) (1,045,821)  (732,048)  (818,734)  (268,203)  (294,133)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year              5,507,150   6,117,071  4,547,315  5,105,253  2,035,001  2,070,255
                           ==========  ==========  =========  =========  =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.


                           DWSI GLOBAL OPPORTUNITIES     DWSII BALANCED        DWSI BOND
                                  SUBACCOUNT               SUBACCOUNT          SUBACCOUNT
                                  (CLASS B)                (CLASS B)           (CLASS B)
                           -------------------------  --------------------  ----------------
                                 2007      2006          2007      2006       2007     2006
                              ---------  ---------    ---------  ---------  -------  -------
Accumulation units
   beginning of year          1,695,520  1,725,554    3,358,797  3,988,934  164,445   51,780
Accumulation units issued
   and transferred from
   other funding options        320,112    245,891       70,012    275,420  813,413  122,831
Accumulation units
   redeemed and
   transferred to
   other funding options       (235,379)  (275,925)    (431,750)  (905,557)(469,823) (10,166)
                              ---------  ---------    ---------  --------- --------  -------
Accumulation units
   end of year                1,780,253  1,695,520    2,997,059  3,358,797  508,035  164,445
                              =========  =========    =========  ========= ========  =======

                            DWSII INTERNATIONAL  DWSII STRATEGIC INCOME     DWSII BLUE CHIP
                                SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                (CLASS B)              (CLASS B)               (CLASS B)
                           --------------------  ----------------------  ----------------------
                             2007        2006       2007        2006        2007        2006
                           ---------  ---------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year       2,931,211  1,832,877   4,484,148   4,406,818   3,736,156   3,864,532
Accumulation units issued
   and transferred from
   other funding options     284,221  1,625,828     853,117   1,091,893   1,405,123   1,606,502
Accumulation units
   redeemed and
   transferred to
   other funding options    (389,782)  (527,494) (1,231,652) (1,014,563) (1,412,470) (1,734,878)
                           ---------  ---------  ----------  ----------  ----------  ----------
Accumulation units
   end of year             2,825,650  2,931,211   4,105,613   4,484,148   3,728,809   3,736,156
                           =========  =========  ==========  ==========  ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                    DWSII                   DWSII                  DWSII
                           CONSERVATIVE ALLOCATION    CORE FIXED INCOME     DAVIS VENTURE VALUE
                                 SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)                (CLASS B)             (CLASS B)
                           -----------------------  ---------------------  --------------------
                               2007       2006         2007       2006        2007       2006
                            ---------  ---------    ---------  ----------  ---------  ---------
Accumulation units
   beginning of year        9,736,937  6,415,915    6,082,456   6,450,173  6,525,305  6,218,858
Accumulation units issued
   and transferred from
   other funding options      567,570  4,304,151      775,746     640,305    924,969  1,197,184
Accumulation units
   redeemed and
   transferred to
   other funding options     (996,457)  (983,129)    (425,863) (1,008,022)  (740,426)  (890,737)
                            ---------  ---------    ---------  ----------  ---------  ---------
Accumulation units
   end of year              9,308,050  9,736,937    6,432,339   6,082,456  6,709,848  6,525,305
                            =========  =========    =========  ==========  =========  =========

                                    DWSII
                            GOVERNMENT & AGENCY
                                 SECURITIES       DWSII GROWTH ALLOCATION    DWSII HIGH INCOME
                                 SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                 (CLASS B)                (CLASS B)              (CLASS B)
                           ---------------------  -----------------------  ---------------------
                              2007        2006       2007         2006        2007       2006
                           ----------  ---------  -----------  ----------  ----------  ---------
Accumulation units
   beginning of year        1,536,570  1,465,842  15,020,557   15,355,054   4,371,814  4,575,042
Accumulation units issued
   and transferred from
   other funding options    2,894,350    361,115     199,607    1,733,154     657,422    645,706
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,022,995)  (290,387) (1,475,840)  (2,067,651) (1,153,008)  (848,934)
                           ----------  ---------  ----------   ----------  ----------  ---------
Accumulation units
   end of year              1,407,925  1,536,570  13,744,324   15,020,557   3,876,228  4,371,814
                           ==========  =========  ==========   ==========  ==========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                DWSII DREMAN           DWSII DREMAN              DWSII
                             HIGH RETURN EQUITY     SMALL MID CAP VALUE     GLOBAL THEMATIC
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)               (CLASS B)             (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       12,289,457   8,634,012  4,782,849  4,743,295  2,262,472  1,911,607
Accumulation units issued
   and transferred from
   other funding options      940,231   4,577,342    346,432    709,429    551,390    668,695
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,517,394)   (921,897)  (927,452)  (669,875)  (384,106)  (317,830)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year             11,712,294  12,289,457  4,201,829  4,782,849  2,429,756  2,262,472
                           ==========  ==========  =========  =========  =========  =========

                            DWSII INTERNATIONAL          DWSII                 DWSII
                               SELECT EQUITY     JANUS GROWTH & INCOME    LARGE CAP VALUE
                                 SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)              (CLASS B)            (CLASS B)
                           --------------------  ---------------------  -------------------
                              2007       2006       2007      2006         2007     2006
                           ---------  ---------  ---------  ---------   --------  ---------
Accumulation units
   beginning of year       2,720,551  2,731,496  1,761,679  1,755,072   2,093,220 2,178,193
Accumulation units issued
   and transferred from
   other funding options     813,826    441,196    105,964    323,340     286,392    98,580
Accumulation units
   redeemed and
   transferred to
   other funding options    (539,971)  (452,141)  (324,216)  (316,733)   (286,739) (183,553)
                           ---------  ---------  ---------  ---------   --------- ---------
Accumulation units
   end of year             2,994,406  2,720,551  1,543,427  1,761,679   2,092,873 2,093,220
                           =========  =========  =========  =========   ========= =========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION    DWSII MONEY MARKET
                                SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                                (CLASS B)                (CLASS B)                 (CLASS B)
                           --------------------  -------------------------  ----------------------
                              2007       2006         2007        2006         2007        2006
                           --------   --------     ----------  ----------   ----------  ----------
Accumulation units
   beginning of year        619,590    535,680     14,480,930  14,105,725    4,881,772   3,008,146
Accumulation units issued
   and transferred from
   other funding options    218,719    190,825        684,692   1,990,699    9,539,157   7,382,314
Accumulation units
   redeemed and
   transferred to
   other funding options   (203,132)  (106,915)    (1,272,031) (1,615,494)  (9,810,312) (5,508,688)
                           --------   --------     ----------  ----------   ----------  ----------
Accumulation units
   end of year              635,177    619,590     13,893,591  14,480,930    4,610,617   4,881,772
                           ========   ========     ==========  ==========   ==========  ==========

                                FIDELITY VIP       FIDELITY VIP DYNAMIC       FIDELITY VIP
                                 CONTRAFUND        CAPITAL APPRECIATION         MID CAP
                                 SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                              (SERVICE CLASS 2)     (SERVICE CLASS 2)      (SERVICE CLASS 2)
                           ----------------------  --------------------  ----------------------
                              2007        2006        2007      2006        2007        2006
                           ----------  ----------  --------  ---------   ----------  ----------
Accumulation units
   beginning of year       13,276,383  11,558,934   987,639  1,019,630   13,668,604  12,661,865
Accumulation units issued
   and transferred from
   other funding options    1,624,741   2,663,803   144,271    183,819    1,197,289   2,294,370
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,419,773)   (946,354) (218,941)  (215,810)  (1,677,846) (1,287,631)
                           ----------  ----------  --------   --------   ----------  ----------
Accumulation units
   end of year             13,481,351  13,276,383   912,969    987,639   13,188,047  13,668,604
                           ==========  ==========  ========   ========   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                                             DWSII TURNER
                           DWSII SMALL CAP GROWTH    DWSII TECHNOLOGY       MID CAP GROWTH
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)              (CLASS B)             (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ---------   ---------   ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       2,351,746   2,131,360   1,004,327  1,127,295  1,459,226  1,467,222
Accumulation units issued
   and transferred from
   other funding options     423,475     443,283     447,411    138,566    233,208    163,309
Accumulation units
   redeemed and
   transferred to
   other funding options    (430,265)   (222,897)   (292,449)  (261,534)  (236,341)  (171,305)
                           ---------   ---------   ---------  ---------  ---------  ---------
Accumulation units
   end of year             2,344,956   2,351,746   1,159,289  1,004,327  1,456,093  1,459,226
                           =========   =========   =========  =========  =========  =========

                                                           FTVIPT FRANKLIN
                                 FTVIPT FRANKLIN            SMALL MID-CAP            FTVIPT TEMPLETON
                           RISING DIVIDENDS SECURITIES    GROWTH SECURITIES   DEVELOPING MARKETS SECURITIES
                                    SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                    (CLASS 2)                 (CLASS 2)                  (CLASS 2)
                           ---------------------------  --------------------  -----------------------------
                               2007           2006         2007      2006           2007          2006
                             ---------     ---------    ---------  ---------    -----------   -----------
Accumulation units
   beginning of year         9,631,983     8,404,286    3,318,352  2,841,043      5,399,345    4,916,065
Accumulation units issued
   and transferred from
   other funding options     1,815,168     2,400,678    1,606,442  1,028,179      1,157,528    1,529,889
Accumulation units
   redeemed and
   transferred to
   other funding options    (2,007,015)   (1,172,981)    (602,041)  (550,870)    (1,300,557)  (1,046,609)
                            ----------    ----------    ---------  ---------     ----------   ----------
Accumulation units
   end of year               9,440,136     9,631,983    4,322,753  3,318,352      5,256,316    5,399,345
                            ==========    ==========    =========  =========     ==========   ==========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                      FTVIPT                   JANUS ASPEN         JANUS ASPEN
                           TEMPLETON FOREIGN SECURITIES  GLOBAL LIFE SCIENCES   GLOBAL TECHNOLOGY
                                    SUBACCOUNT                SUBACCOUNT           SUBACCOUNT
                                     (CLASS 2)              (SERVICE SHARES)     (SERVICE SHARES)
                           ----------------------------  --------------------  ------------------
                                2007           2006         2007      2006        2007     2006
                           -------------  -------------  ---------  ---------  ---------  -------
Accumulation units
   beginning of year         10,416,476      9,400,022    155,572    157,194     659,196  535,707
Accumulation units issued
   and transferred from
   other funding options      1,966,388      2,442,002     40,398      1,816     956,872  199,091
Accumulation units
   redeemed and
   transferred to
   other funding options     (2,201,869)    (1,425,548)   (29,110)    (3,438)    (57,413) (75,602)
                             ----------     ----------    -------    -------   ---------  -------
Accumulation units
   end of year               10,180,995     10,416,476    166,860    155,572   1,558,655  659,196
                             ==========     ==========    =======    =======   =========  =======

                           LMPVET APPRECIATION    LMPVET EQUITY INDEX  LMPVET FUNDAMENTAL VALUE
                                SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                (CLASS I)              (CLASS II)              (CLASS I)
                           -------------------  ---------------------  ------------------------
                             2007 (b)    2006      2007       2006        2007 (b)       2006
                           ----------    ----   ---------  ----------  ------------    -------
Accumulation units
   beginning of year               --     --    9,129,895   9,143,966            --       --
Accumulation units issued
   and transferred from
   other funding options    1,184,416     --      499,090   1,086,227     3,037,012       --
Accumulation units
   redeemed and
   transferred to
   other funding options     (112,861)    --     (970,744) (1,100,298)     (131,245)      --
                            ---------    ---    ---------   ---------     ---------      ---
Accumulation units
   end of year              1,071,555     --    8,658,241   9,129,895     2,905,767       --
                            =========    ===    =========   =========     =========      ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             JANUS ASPEN           LMPVET             LMPVET
                           WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                              SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                           (SERVICE SHARES)      (CLASS I)          (CLASS II)
                           ----------------  -----------------  -----------------
                             2007     2006    2007 (b)  2006     2007 (b)  2006
                           -------  -------  ---------  ----    ---------  ----
Accumulation units
   beginning of year       163,227  164,893         --    --           --    --
Accumulation units issued
   and transferred from
   other funding options    37,029    3,522  5,720,120    --    5,163,546    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (24,133)  (5,188)  (868,227)   --     (415,709)   --
                           -------  -------  ---------   ---    ---------   ---
Accumulation units
   end of year             176,123  163,227  4,851,893    --    4,747,837    --
                           =======  =======  =========   ===    =========   ===

                             LMPVET INVESTORS    LMPVET LARGE CAP GROWTH  LMPVET SMALL CAP GROWTH
                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                (CLASS I)              (CLASS I)                (CLASS I)
                           --------------------  -----------------------  -----------------------
                              2007       2006       2007 (b)    2006         2007         2006
                           ---------  ---------  ------------  ---------  -----------  ----------
Accumulation units
   beginning of year       1,947,674  1,832,284            --     --        2,869,723  2,879,621
Accumulation units issued
   and transferred from
   other funding options      54,645    292,625     1,985,499     --          118,818    471,394
Accumulation units
   redeemed and
   transferred to
   other funding options     (93,696)  (177,235)     (173,480)    --         (325,682)  (481,292)
                           ---------  ---------     ---------    ---        ---------  ---------
Accumulation units
   end of year             1,908,623  1,947,674     1,812,019     --        2,662,859  2,869,723
                           ---------  ---------     ---------    ---        ---------  ---------

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                LMPVET          LMPVPI ALL CAP       LMPVPI ALL CAP
                           SOCIAL AWARENESS       SUBACCOUNT           SUBACCOUNT
                              SUBACCOUNT          (CLASS I)            (CLASS II)
                           ----------------  ---------------------  -----------------
                             2007     2006    2007 (a)      2006    2007 (a)    2006
                           -------  -------  ----------  ---------  --------  -------
Accumulation units
   beginning of year       815,931  726,696   2,869,332  2,873,516   188,198   22,789
Accumulation units issued
   and transferred from
   other funding options    16,208  108,865      19,736    154,965    17,716  166,677
Accumulation units
   redeemed and
   transferred to
   other funding options    (9,359) (19,630) (2,889,068)  (159,149) (205,914)  (1,268)
                           -------  -------  ----------  ---------  --------  -------
Accumulation units
   end of year             822,780  815,931          --  2,869,332        --  188,198
                           =======  =======  ==========  =========  ========  =======

                                  LMPVPII               LMPVET
                             AGGRESSIVE GROWTH    CAPITAL AND INCOME         LMPVIT
                                SUBACCOUNT            SUBACCOUNT      ADJUSTABLE RATE INCOME
                                (CLASS II)            (CLASS II)            SUBACCOUNT
                           ---------------------  ------------------  ----------------------
                            2007 (a)     2006       2007 (b)   2006      2007       2006
                           ----------  ---------   ---------   ----   ---------  -----------
Accumulation units
   beginning of year        4,745,180  3,680,636          --     --   2,894,867   3,439,397
Accumulation units issued
   and transferred from
   other funding options      296,482  1,608,782   3,884,299     --     111,567     989,908
Accumulation units
   redeemed and
   transferred to
   other funding options   (5,041,662)  (544,238)   (263,670)    --    (605,303) (1,534,438)
                           ----------  ---------   ---------   ----   ---------  -----------
Accumulation units
   end of year                     --  4,745,180   3,620,629     --   2,401,131   2,894,867
                           ==========  =========   =========   ====   =========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                  LMPVPII                 LMPVPI                LMPVPII
                             GROWTH AND INCOME       LARGE CAP GROWTH      AGGRESSIVE GROWTH
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS I)              (CLASS I)              (CLASS I)
                           ---------------------  ---------------------  ---------------------
                            2007 (a)      2006     2007 (a)      2006     2007 (a)     2006
                           ----------  ---------  ----------  ---------  ----------  ---------
Accumulation units
   beginning of year        1,170,026  1,150,610   2,012,091  2,072,507   5,658,321  5,529,157
Accumulation units issued
   and transferred from
   other funding options       19,254     73,093      38,411    234,618     180,607    821,206
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,189,280)   (53,677) (2,050,502)  (295,034) (5,838,928)  (692,042)
                           ----------  ---------  ----------  ---------  ----------  ---------
Accumulation units
   end of year                     --  1,170,026          --  2,012,091          --  5,658,321
                           ==========  =========  ==========  =========  ==========  =========

                                                       LORD ABBETT             LORD ABBETT
                            LMPVPI TOTAL RETURN      GROWTH AND INCOME        MID-CAP VALUE
                                 SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                 (CLASS II)             (CLASS VC)              (CLASS VC)
                           ---------------------  ----------------------  ----------------------
                            2007 (a)      2006      2007 (a)      2006     2007 (a)      2006
                           ----------  ---------  -----------  ---------  ----------  ----------
Accumulation units
   beginning of year        3,314,367  2,171,929    9,932,005  9,338,526   7,690,373   8,163,451
Accumulation units issued
   and transferred from
   other funding options      228,874  1,371,443      124,553  1,233,150     118,079     816,651
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,543,241)  (229,005) (10,056,558)  (639,671) (7,808,452) (1,289,729)
                           ----------  ---------  -----------  ---------  ----------  ----------
Accumulation units
   end of year                     --  3,314,367           --  9,932,005          --   7,690,373
                           ==========  =========  ===========  =========  ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                   MIST
                               BATTERYMARCH          MIST BLACKROCK      MIST BLACKROCK
                               MID-CAP STOCK           HIGH YIELD        LARGE-CAP CORE
                                 SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                 (CLASS A)             (CLASS A)           (CLASS E)
                           --------------------  ---------------------  ---------------
                              2007       2006       2007        2006     2007 (b)  2006
                           ---------  ---------  ----------  ---------  ---------  ----
Accumulation units
   beginning of year       3,216,940         --   4,113,595         --         --    --
Accumulation units issued
   and transferred from
   other funding options     193,746  3,363,071   6,208,300  4,343,746  3,125,272    --
Accumulation units
   redeemed and
   transferred to
   other funding options    (298,598)  (146,131) (1,194,377)  (230,151)  (539,006)   --
                           ---------  ---------   ---------  ---------  ---------   ---
Accumulation units
   end of year             3,112,088  3,216,940   9,127,518  4,113,595  2,586,266    --
                           =========  =========   =========  =========  =========   ===

                                                                      MIST LEGG MASON PARTNERS
                             MIST JANUS FORTY    MIST LAZARD MID-CAP       MANAGED ASSETS
                                SUBACCOUNT            SUBACCOUNT             SUBACCOUNT
                                 (CLASS A)            (CLASS B)               (CLASS A)
                           --------------------  -------------------  ------------------------
                              2007       2006       2007 (b)  2006         2007       2006
                           ---------  ---------    ---------  ----      ---------  ---------
Accumulation units
   beginning of year       5,188,079         --          --     --      3,675,447         --
Accumulation units issued
   and transferred from
   other funding options     566,824  5,762,736     401,107     --        118,770  3,943,353
Accumulation units
   redeemed and
   transferred to
   other funding options    (594,085)  (574,657)    (16,058)    --       (211,594)  (267,906)
                           ---------  ---------     -------    ---      ---------  ---------
Accumulation units
   end of year             5,160,818  5,188,079     385,049     --      3,582,623  3,675,447
                           =========  =========     =======    ===      =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                               MIST BLACKROCK         MIST DREMAN     MIST HARRIS OAKMARK
                               LARGE-CAP CORE       SMALL-CAP VALUE      INTERNATIONAL
                                 SUBACCOUNT           SUBACCOUNT          SUBACCOUNT
                                  (CLASS A)            (CLASS A)           (CLASS A)
                           ---------------------  ------------------  --------------------
                            2007 (a)      2006      2007      2006       2007       2006
                           ----------  ---------  --------  --------  ---------  ---------
Accumulation units
   beginning of year        3,099,244         --   275,512        --  3,322,398         --
Accumulation units issued
   and transferred from
   other funding options       16,857  3,302,279   316,207   381,716  1,429,651  3,611,302
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,116,101)  (203,035) (211,038) (106,204)  (803,285)  (288,904)
                           ----------  ---------  --------  --------  ---------  ---------
Accumulation units
   end of year                     --  3,099,244   380,681   275,512  3,948,764  3,322,398
                           ==========  =========  ========  ========  =========  =========

                              MIST LORD ABBETT       MIST LORD ABBETT       MIST LORD ABBETT
                               BOND DEBENTURE        GROWTH AND INCOME       MID-CAP VALUE
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS A)              (CLASS B)             (CLASS B)
                           ---------------------  ----------------------  -------------------
                              2007        2006       2007        2006        2007       2006
                           ----------  ---------  ----------  ----------  ----------  -------
Accumulation units
   beginning of year       3,146,161          --  14,275,553          --      99,669       --
Accumulation units issued
   and transferred from
   other funding options     576,718   3,433,474  14,856,127  14,993,449  12,918,221  108,274
Accumulation units
   redeemed and
   transferred to
   other funding options    (756,597)   (287,313) (3,109,457)   (717,896) (1,378,605)  (8,605)
                           ---------   ---------  ----------  ----------  ----------   ------
Accumulation units
   end of year             2,966,282   3,146,161  26,022,223  14,275,553  11,639,285   99,669
                           =========   =========  ==========  ==========  ==========   ======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               MIST MET/AIM          MIST MET/AIM         MIST MET/AIM
                           CAPITAL APPRECIATION  CAPITAL APPRECIATION   SMALL CAP GROWTH
                                SUBACCOUNT            SUBACCOUNT           SUBACCOUNT
                                 (CLASS A)             (CLASS E)           (CLASS A)
                           --------------------  --------------------  -----------------
                              2007       2006        2007 (b)  2006       2007     2006
                           ---------  ---------     ---------  ----    --------  -------
Accumulation units
   beginning of year       2,015,446         --            --    --     151,251       --
Accumulation units issued
   and transferred from
   other funding options      86,651  2,139,092     4,971,536    --     314,696  154,551
Accumulation units
   redeemed and
   transferred to
   other funding options    (167,318)  (123,646)     (512,247)   --    (146,233)  (3,300)
                           ---------  ---------     ---------   ---     -------  -------
Accumulation units
   end of year             1,934,779  2,015,446     4,459,289    --     319,714  151,251
                           =========  =========     =========   ===     =======  =======

                            MIST NEUBERGER BERMAN     MIST OPPENHEIMER           MIST PIMCO
                                 REAL ESTATE        CAPITAL APPRECIATION  INFLATION PROTECTED BOND
                                 SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                  (CLASS A)              (CLASS B)                (CLASS A)
                           ----------------------  ---------------------  ------------------------
                              2007        2006        2007       2006           2007 (b)   2006
                           ----------  ----------  ----------  ---------       ----------  ----
Accumulation units
   beginning of year       14,706,355          --   5,583,958         --               --    --
Accumulation units issued
   and transferred from
   other funding options    1,900,596  16,175,653   1,593,063  6,236,033       11,241,613    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,856,920) (1,469,298) (1,140,259)  (652,075)      (1,096,790)   --
                           ----------  ----------  ----------  ---------       ----------   ---
Accumulation units
   end of year             12,750,031  14,706,355   6,036,762  5,583,958       10,144,823    --
                           ==========  ==========  ==========  =========       ==========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                           MIST MFS EMERGING  MIST MFS RESEARCH
                             MARKETS EQUITY     INTERNATIONAL       MIST MFS VALUE
                               SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                               (CLASS A)          (CLASS B)           (CLASS A)
                           -----------------  -----------------  --------------------
                              2007 (b)  2006    2007 (b)  2006      2007       2006
                             ---------  ----    --------  ----   ---------  ---------
Accumulation units
   beginning of year                --   --          --    --    5,844,597         --
Accumulation units issued
   and transferred from
   other funding options     2,153,591   --     937,540    --    1,441,701  6,289,699
Accumulation units
   redeemed and
   transferred to
   other funding options      (322,705)  --     (39,259)   --     (974,994)  (445,102)
                             ---------  ---     -------   ---    ---------  ---------
Accumulation units
   end of year               1,830,886   --     898,281    --    6,311,304  5,844,597
                             =========  ===     =======   ===    =========  =========

                                                 MIST PIONEER       MIST PIONEER
                           MIST PIONEER FUND    MID-CAP VALUE     STRATEGIC INCOME
                               SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                               (CLASS A)          (CLASS A)           (CLASS A)
                           -----------------  ----------------  --------------------
                              2007    2006     2007 (a)   2006      2007        2006
                            -------  -------   --------  ------  ---------  ---------
Accumulation units
   beginning of year        915,160       --   403,004       --  7,966,865         --
Accumulation units issued
   and transferred from
   other funding options     67,103  936,567     7,134  444,589    939,399  8,557,312
Accumulation units
   redeemed and
   transferred to
   other funding options   (272,490) (21,407) (410,138) (41,585)  (952,979)  (590,447)
                           --------  -------  --------  -------  ---------  ---------
Accumulation units
   end of year              709,773  915,160        --  403,004  7,953,285  7,966,865
                           ========  =======  ========  =======  =========  =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                              MIST THIRD AVENUE        MSF BLACKROCK        MSF BLACKROCK
                               SMALL CAP VALUE       AGGRESSIVE GROWTH       BOND INCOME
                                 SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                                  (CLASS B)              (CLASS D)            (CLASS A)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       11,792,862          --  3,413,185         --  7,798,698         --
Accumulation units issued
   and transferred from
   other funding options   15,734,507  12,210,404    392,831  3,578,209    737,988  8,462,148
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,600,075)   (417,542)  (387,135)  (165,024)  (816,797)  (663,450)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year             23,927,294  11,792,862  3,418,881  3,413,185  7,719,889  7,798,698
                           ==========  ==========  =========  =========  =========  =========

                                                                               MSF METLIFE
                                MSF METLIFE             MSF METLIFE          CONSERVATIVE TO
                           AGGRESSIVE ALLOCATION  CONSERVATIVE ALLOCATION  MODERATE ALLOCATION
                                SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)               (CLASS B)              (CLASS B)
                           ---------------------  -----------------------  ---------------------
                              2007        2006       2007         2006       2007        2006
                           ----------  ---------  ----------  -----------  ---------  ----------
Accumulation units
   beginning of year       1,576,664          --   2,592,542         --    1,853,011          --
Accumulation units issued
   and transferred from
   other funding options     569,918   1,713,712     847,935  2,641,429    3,144,748   1,952,711
Accumulation units
   redeemed and
   transferred to
   other funding options    (219,409)   (137,048)   (834,669)   (48,887)  (1,336,214)    (99,700)
                           ---------   ---------   ---------  ---------   ----------   ---------
Accumulation units
   end of year             1,927,173   1,576,664   2,605,808  2,592,542    3,661,545   1,853,011
                           =========   =========   =========  =========   ==========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                           MSF BLACKROCK MONEY MARKET    MSF FI LARGE CAP    MSF FI VALUE LEADERS
                                   SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                   (CLASS A)                (CLASS A)              (CLASS D)
                           --------------------------  --------------------  ---------------------
                                2007          2006        2007      2006        2007       2006
                            -----------   -----------  ---------  ---------  ---------  ----------
Accumulation units
   beginning of year         22,531,235            --  3,768,467         --  7,805,775          --
Accumulation units issued
   and transferred from
   other funding options     34,307,877    34,590,620    113,449  3,952,303    470,362   8,124,164
Accumulation units
   redeemed and
   transferred to
   other funding options    (24,040,617)  (12,059,385)  (405,727)  (183,836)  (624,559)   (318,389)
                            -----------   -----------  ---------  ---------  ---------   ---------
Accumulation units
   end of year               32,798,495    22,531,235  3,476,189  3,768,467  7,651,578   7,805,775
                            ===========   ===========  =========  =========  =========   =========

                                                        MSF METLIFE
                                 MSF METLIFE            MODERATE TO
                             MODERATE ALLOCATION   AGGRESSIVE ALLOCATION  MSF MFS TOTAL RETURN
                                  SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)              (CLASS B)              (CLASS B)
                           ----------------------  ---------------------  ---------------------
                              2007        2006        2007       2006        2007        2006
                           ----------  ----------  ----------  ---------  ----------  ---------
Accumulation units
   beginning of year       10,582,466          --   6,708,557         --  3,929,278          --
Accumulation units issued
   and transferred from
   other funding options    2,471,387  11,263,109   1,679,272  7,282,341  1,590,076   4,242,002
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,293,116)   (680,643) (2,184,319)  (573,784)  (486,637)   (312,724)
                           ----------  ----------  ----------  ---------  ---------   ---------
Accumulation units
   end of year             11,760,737  10,582,466   6,203,510  6,708,557  5,032,717   3,929,278
                           ==========  ==========  ==========  =========  =========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                       MSF OPPENHEIMER      MSF T. ROWE PRICE
                            MSF MFS TOTAL RETURN        GLOBAL EQUITY        LARGE CAP GROWTH
                                 SUBACCOUNT              SUBACCOUNT             SUBACCOUNT
                                 (CLASS F)                (CLASS B)             (CLASS B)
                           ----------------------  ----------------------  -------------------
                              2007        2006        2007        2006       2007       2006
                           ----------  ----------  ----------  ----------  --------  ---------
Accumulation units
   beginning of year       25,722,813          --  33,479,697          -- 2,365,014         --
Accumulation units issued
   and transferred from
   other funding options    1,167,773  27,356,393   2,303,702  36,311,128   224,399  2,635,279
Accumulation units
   redeemed and
   transferred to
   other funding options   (2,469,417) (1,633,580) (5,356,933) (2,831,431) (199,525)  (270,265)
                           ----------  ----------  ----------  ---------- ---------  ---------
Accumulation units
   end of year             24,421,169  25,722,813  30,426,466  33,479,697 2,389,888  2,365,014
                           ==========  ==========  ==========  ========== =========  =========

                           PIMCO VIT TOTAL RETURN  PIONEER AMERICA INCOME VCT  PIONEER BOND VCT
                                 SUBACCOUNT                SUBACCOUNT             SUBACCOUNT
                           (ADMINISTRATIVE CLASS)          (CLASS II)             (CLASS II)
                           ----------------------  --------------------------  ----------------
                              2007        2006       2007 (c)       2006        2007 (d)  2006
                           ----------  ----------   -----------  ----------    ---------  ----
Accumulation units
   beginning of year       24,626,133  22,715,127     8,438,521   7,378,651           --    --
Accumulation units issued
   and transferred from
   other funding options    2,349,273   3,933,547     3,663,714   3,095,937    9,125,288    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,140,604) (2,022,541)  (12,102,235) (2,036,067)    (227,940)   --
                           ----------  ----------   -----------  ----------    ---------   ---
Accumulation units
   end of year             23,834,802  24,626,133            --   8,438,521    8,897,348    --
                           ==========  ==========   ===========  ==========    =========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             MSF WESTERN ASSET      MSF WESTERN ASSET
                                MANAGEMENT             MANAGEMENT               PIMCO VIT
                              HIGH YIELD BOND        U.S. GOVERNMENT           REAL RETURN
                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                 (CLASS A)              (CLASS A)         (ADMINISTRATIVE CLASS)
                           ---------------------  ---------------------  ------------------------
                            2007 (a)      2006       2007        2006      2007 (a)       2006
                           ----------  ---------  ----------  ---------  -----------  -----------
Accumulation units
   beginning of year        6,376,927         --   5,917,674         --   10,339,811   9,966,865
Accumulation units issued
   and transferred from
   other funding options      376,308  6,932,418     635,895  6,558,211      477,387   1,820,158
Accumulation units
   redeemed and
   transferred to
   other funding options   (6,753,235)  (555,491) (1,162,059)  (640,537) (10,817,198) (1,447,212)
                           ----------   --------  ----------  ---------  -----------  ----------
Accumulation units
   end of year                     --  6,376,927   5,391,510  5,917,674           --  10,339,811
                           ==========   ========  ==========  =========  ===========  ==========

                                                       PIONEER EMERGING
                           PIONEER CULLEN VALUE VCT       MARKETS VCT      PIONEER EQUITY INCOME VCT
                                  SUBACCOUNT              SUBACCOUNT               SUBACCOUNT
                                  (CLASS II)              (CLASS II)               (CLASS II)
                           ------------------------  --------------------  -------------------------
                                2007       2006         2007       2006        2007        2006
                             ---------  ---------    ---------  ---------   ----------  -----------
Accumulation units
   beginning of year         4,297,206  1,317,687    3,672,536  2,673,916    7,097,228   5,593,506
Accumulation units issued
   and transferred from
   other funding options     2,431,693  3,347,734    1,120,206  1,638,593    1,882,074   2,656,143
Accumulation units
   redeemed and
   transferred to
   other funding options      (380,226)  (368,215)    (758,750)  (639,973)  (1,384,548) (1,152,421)
                             ---------  ---------    ---------  ---------   ----------  ----------
Accumulation units
   end of year               6,348,673  4,297,206    4,033,992  3,672,536    7,594,754   7,097,228
                             =========  =========    =========  =========   ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                             PIONEER EQUITY
                             OPPORTUNITY VCT     PIONEER FUND VCT     PIONEER GLOBAL HIGH YIELD VCT
                               SUBACCOUNT           SUBACCOUNT                 SUBACCOUNT
                               (CLASS II)           (CLASS II)                 (CLASS II)
                           ------------------  ---------------------  -----------------------------
                           2007 (c)    2006       2007       2006          2007            2006
                           --------  --------  ----------  ---------    ----------      ---------
Accumulation units
   beginning of year        157,920    29,930   6,574,991  5,875,325     3,094,636        670,475
Accumulation units issued
   and transferred from
   other funding options    643,206   145,078   4,960,574  1,441,436     2,052,285      2,877,657
Accumulation units
   redeemed and
   transferred to
   other funding options   (801,126)  (17,088)   (915,105)  (741,770)     (616,505)      (453,496)
                           --------   -------  ----------  ---------     ---------      ---------
Accumulation units
   end of year                   --   157,920  10,620,460  6,574,991     4,530,416      3,094,636
                           ========   =======  ==========  =========     =========      =========

                                PIONEER IBBOTSON                                PIONEER INTERNATIONAL
                             MODERATE ALLOCATION VCT  PIONEER INDEPENDENCE VCT        VALUE VCT
                                   SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                   (CLASS II)                (CLASS II)              (CLASS II)
                           -------------------------  ------------------------  ---------------------
                                2007          2006       2007         2006         2007        2006
                             ----------   ----------   ----------   ---------   ---------   ---------
Accumulation units
   beginning of year         33,497,696    4,662,565   1,389,954    1,184,218   2,234,002     873,269
Accumulation units issued
   and transferred from
   other funding options     19,312,093   29,480,619     497,153      343,955   1,190,952   1,498,574
Accumulation units
   redeemed and
   transferred to
   other funding options     (4,477,681)    (645,488)   (183,413)    (138,219)   (729,634)   (137,841)
                             ----------   ----------   ---------    ---------   ---------   ---------
Accumulation units
   end of year               48,332,108   33,497,696   1,703,694    1,389,954   2,695,320   2,234,002
                             ==========   ==========   =========    =========   =========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                       PIONEER IBBOTSON          PIONEER IBBOTSON
                           PIONEER HIGH YIELD VCT  AGGRESSIVE ALLOCATION VCT   GROWTH ALLOCATION VCT
                                 SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                 (CLASS II)               (CLASS II)                (CLASS II)
                           ----------------------  -------------------------  ----------------------
                              2007         2006         2007        2006         2007         2006
                           ----------  ----------  ------------  -----------  ----------  ----------
Accumulation units
   beginning of year       11,739,167   8,125,948    3,636,672    1,079,371   55,528,247   4,438,944
Accumulation units issued
   and transferred from
   other funding options    5,048,767   6,964,538      912,353    2,604,253   41,954,885  52,273,408
Accumulation units
   redeemed and
   transferred to
   other funding options   (6,430,691) (3,351,319)    (145,293)     (46,952)  (5,796,944) (1,184,105)
                           ----------  ----------    ---------    ---------   ----------  ----------
Accumulation units
   end of year             10,357,243  11,739,167    4,403,732    3,636,672   91,686,188  55,528,247
                           ==========  ==========    =========    =========   ==========  ==========

                                                         PIONEER OAK RIDGE     PIONEER REAL ESTATE
                           PIONEER MID CAP VALUE VCT   LARGE CAP GROWTH VCT         SHARES VCT
                                  SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                  (CLASS II)                (CLASS II)              (CLASS II)
                           -------------------------  ----------------------  ----------------------
                               2007          2006         2007       2006        2007        2006
                            -----------  -----------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year         5,977,757    5,101,198    4,895,868   3,981,959   4,536,822   3,539,719
Accumulation units issued
   and transferred from
   other funding options     1,577,586    1,997,504    1,142,360   1,981,145   1,111,440   1,711,288
Accumulation units
   redeemed and
   transferred to
   other funding options    (1,192,980)  (1,120,945)  (1,154,178) (1,067,236) (1,600,366)   (714,185)
                            ----------   ----------   ----------  ----------  ----------   ---------
Accumulation units
   end of year               6,362,363    5,977,757    4,884,050   4,895,868   4,047,896   4,536,822
                            ==========   ==========   ==========  ==========  ==========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           PIONEER SMALL AND MID CAP
                                   GROWTH VCT         PIONEER SMALL CAP VALUE VCT  PIONEER STRATEGIC INCOME VCT
                                   SUBACCOUNT                  SUBACCOUNT                   SUBACCOUNT
                                   (CLASS II)                  (CLASS II)                   (CLASS II)
                           -------------------------  ---------------------------  ----------------------------
                              2007 (c)      2006            2007       2006              2007       2006
                             ----------  ---------       ---------  ---------         ----------  ----------
Accumulation units
   beginning of year          1,958,429  1,574,787       4,227,642  2,736,236         15,976,603  13,239,389
Accumulation units issued
   and transferred from
   other funding options        575,778    467,306         708,121  2,141,083          4,568,930   4,938,561
Accumulation units
   redeemed and
   transferred to
   other funding options     (2,534,207)   (83,664)       (769,442)  (649,677)        (2,745,238) (2,201,347)
                             ----------  ---------       ---------  ---------         ----------  ----------
Accumulation units
   end of year                       --  1,958,429       4,166,321  4,227,642         17,800,295  15,976,603
                             ==========  =========       =========  =========         ==========  ==========

                           VAN KAMPEN LIT COMSTOCK  VAN KAMPEN LIT ENTERPRISE
                                 SUBACCOUNT                 SUBACCOUNT
                                 (CLASS II)                 (CLASS II)
                           -----------------------  -------------------------
                              2007        2006             2007     2006
                           ----------  ----------        -------  -------
Accumulation units
   beginning of year        9,180,155   9,419,284        130,233  128,454
Accumulation units issued
   and transferred from
   other funding options      711,896     829,323          3,027    4,219
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,518,296) (1,068,452)        (5,098)  (2,440)
                           ----------  ----------        -------  -------
Accumulation units
   end of year              8,373,755   9,180,155        128,162  130,233
                           ==========  ==========        =======  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             PIONEER VALUE VCT    PUTNAM VT INTERNATIONAL EQUITY  PUTNAM VT SMALL CAP VALUE
                                 SUBACCOUNT                 SUBACCOUNT                    SUBACCOUNT
                                 (CLASS II)                 (CLASS IB)                    (CLASS IB)
                           ---------------------  ------------------------------  -------------------------
                            2007 (c)      2006          2007 (a)    2006             2007 (a)     2006
                           ----------  ---------        --------  -------           ----------  ---------
Accumulation units
   beginning of year        4,145,657  3,810,379         355,928  377,849            7,588,935  7,438,554
Accumulation units issued
   and transferred from
   other funding options      427,838    790,341             936   26,406               75,921    968,543
Accumulation units
   redeemed and
   transferred to
   other funding options   (4,573,495)  (455,063)       (356,864) (48,327)          (7,664,856)  (818,162)
                           ----------  ---------        --------  -------           ----------  ---------
Accumulation units
   end of year                     --  4,145,657              --  355,928                   --  7,588,935
                           ==========  =========        ========  =======           ==========  =========

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 and the Board of Directors of MetLife Insurance Company of Connecticut:

We have audited the accompanying statements of assets and liabilities of MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Separate Account") of MetLife Insurance Company of Connecticut (the "Company") comprising each of the individual Subaccounts listed in Appendix A as of December 31, 2007, and the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for the periods presented in the year ended December 31, 2007, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Subaccounts listed in Appendix B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in Note 5 for the periods in the two years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts constituting the Separate Account of the Company as of December 31, 2007, the results of their operations for the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008

                                   APPENDIX A

AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged All Cap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds VIS Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus Mid Cap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class 2)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI Capital Growth Subaccount (Class B)
DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)
DWSII International Subaccount (Class B)
DWS Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Contrafund Subaccount (Service Class)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Income Securities Subaccount (Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Appreciation Subaccount (Class I)
LMPVET Appreciation Subaccount (Class II)
LMPVET Capital Subaccount
LMPVET Dividend Strategy Subaccount (Class A)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Global Equity Subaccount
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Mid Cap Core Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
LMPVIT Diversified Strategic Income Subaccount
LMPVIT High Income Subaccount
LMPVIT Money Market Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)

MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Bond Income Subaccount (Class E)
MSF BlackRock Money Market Subaccount (Class A)
MSF Capital Guardian U.S. Equity Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A)
PIMCO VIT Total Return Subaccount (Administrative Class)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)
Van Kampen LIT Strategic Growth Subaccount (Class I)

                                   APPENDIX B

Credit Suisse Trust Emerging Markets Subaccount
LMPIS Premier Selections All Cap Growth Subaccount
LMPVET Multiple Discipline Subaccount-Large Cap Growth and Value
LMPVPI All Cap Subaccount (Class I)
LMPVPII Growth and Income Subaccount (Class I)
LMPVPV Small Cap Growth Opportunities Subaccount
LMPVPI Large Cap Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class I)
Lord Abbett Growth and Income Subaccount (Class VC)
Lord Abbett Mid-Cap Value Subaccount (Class VC)
MIST BlackRock Large-Cap Core Subaccount (Class A)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST Pioneer Mid-Cap Value Subaccount (Class A)
MSF Western Asset Management High Yield Bond Subaccount (Class A)
PIMCO VIT Real Return Subaccount (Administrative Class)
Putnam VT International Equity Subaccount (Class IB)
Putnam VT Small Cap Value Subaccount (Class IB)

                 METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT
                     VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2007

                                AIM V.I.    ALGER AMERICAN   AMERICAN FUNDS  AMERICAN FUNDS
                                UTILITIES  LEVERAGED ALLCAP   GLOBAL GROWTH   GROWTH-INCOME
                               SUBACCOUNT     SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                               (SERIES I)      (CLASS S)        (CLASS 2)       (CLASS 2)
                               ----------  ----------------  --------------  --------------
ASSETS:
   Investments at fair value     $68,966       $207,090        $4,052,951      $7,398,451
   Due from MetLife Insurance
      Company of Connecticut          --             --                --              --
                                 -------       --------        ----------      ----------
         Total Assets             68,966        207,090         4,052,951       7,398,451
                                 -------       --------        ----------      ----------
LIABILITIES:
   Other payables
      Insurance charges               11             31               641           1,209
      Administrative fees              1              3                50              91
   Due to MetLife Insurance
      Company of Connecticut          --             --                --              --
                                 -------       --------        ----------      ----------
         Total Liabilities            12             34               691           1,300
                                 -------       --------        ----------      ----------
NET ASSETS                       $68,954       $207,056        $4,052,260      $7,397,151
                                 =======       ========        ==========      ==========

   The accompanying notes are an integral part of these financial statements.

                               AMERICAN FUNDS                             DREYFUS       DREYFUS SOCIALLY
                                   GROWTH      CREDIT SUISSE TRUST     MIDCAP STOCK    RESPONSIBLE GROWTH
                                 SUBACCOUNT      GLOBAL SMALL CAP       SUBACCOUNT         SUBACCOUNT
                                  (CLASS 2)         SUBACCOUNT       (SERVICE SHARES)   (SERVICE SHARES)
                               --------------  --------------------  ----------------  ------------------
ASSETS:
   Investments at fair value     $9,149,576           $1,959             $381,677            $2,554
   Due from MetLife Insurance
      Company of Connecticut             --               --                   --                --
                                 ----------           ------             --------            ------
         Total Assets             9,149,576            1,959              381,677             2,554
                                 ----------           ------             --------            ------
LIABILITIES:
   Other payables
      Insurance charges               1,489               --                   60                 1
      Administrative fees               113               --                    4                --
   Due to MetLife Insurance
      Company of Connecticut             --               --                   --                 3
                                 ----------           ------             --------            ------
         Total Liabilities            1,602               --                   64                 4
                                 ----------           ------             --------            ------
NET ASSETS                       $9,147,974           $1,959             $381,613            $2,550
                                 ==========           ======             ========            ======

   The accompanying notes are an integral part of these financial statements.

                                  DREYFUS VIF        DREYFUS VIF          DWS VIT
                                 APPRECIATION    DEVELOPING LEADERS  EQUITY 500 INDEX
                                  SUBACCOUNT          SUBACCOUNT        SUBACCOUNT
                               (INITIAL SHARES)   (INITIAL SHARES)       (CLASS 2)
                               ----------------  ------------------  ----------------
ASSETS:
   Investments at fair value        $76,010           $352,064           $467,586
   Due from MetLife Insurance
      Company of Connecticut             --                 --                 --
                                    -------           --------           --------
         Total Assets                76,010            352,064            467,586
                                    -------           --------           --------
LIABILITIES:
   Other payables
      Insurance charges                  10                 50                 73
      Administrative fees                 1                  4                  6
   Due to MetLife Insurance
      Company of Connecticut             --                 --                 --
                                    -------           --------           --------
         Total Liabilities               11                 54                 79
                                    -------           --------           --------
NET ASSETS                          $75,999           $352,010           $467,507
                                    =======           ========           ========

                                    DWS VIT RREEF              DWSI               DWSI
                               REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES  CAPITAL GROWTH
                                     SUBACCOUNT             SUBACCOUNT         SUBACCOUNT
                                      (CLASS B)              (CLASS B)          (CLASS B)
                               ----------------------  --------------------  --------------
ASSETS:
   Investments at fair value          $246,847               $223,944           $621,209
   Due from MetLife Insurance
      Company of Connecticut                --                     --                 --
                                      --------               --------           --------
         Total Assets                  246,847                223,944            621,209
                                      --------               --------           --------
LIABILITIES:
   Other payables
      Insurance charges                     37                     32                 95
      Administrative fees                    3                      2                  7
   Due to MetLife Insurance
      Company of Connecticut                --                     --                 --
                                      --------               --------           --------
         Total Liabilities                  40                     34                102
                                      --------               --------           --------
NET ASSETS                            $246,807               $223,910           $621,107
                                      ========               ========           ========

   The accompanying notes are an integral part of these financial statements.

                                     DWSI           DWSI        DWSII         DWSI
                               GROWTH & INCOME  HEALTH CARE   BALANCED   INTERNATIONAL
                                  SUBACCOUNT     SUBACCOUNT  SUBACCOUNT    SUBACCOUNT
                                  (CLASS B)      (CLASS B)    (CLASS B)    (CLASS B)
                               ---------------  -----------  ----------  -------------
ASSETS:
   Investments at fair value       $174,925       $127,457    $107,263      $356,687
   Due from MetLife Insurance
      Company of Connecticut             --             --          --            --
                                   --------       --------    --------      --------
         Total Assets               174,925        127,457     107,263       356,687
                                   --------       --------    --------      --------
LIABILITIES:
   Payables
      Insurance charges                  27             19          17            55
      Administrative fees                 2              2           1             4
   Due to MetLife Insurance
      Company of Connecticut             --             --          --            --
                                   --------       --------    --------      --------
         Total Liabilities               29             21          18            59
                                   --------       --------    --------      --------
NET ASSETS                         $174,896       $127,436    $107,245      $356,628
                                   ========       ========    ========      ========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII          DWSII    DWSII CONSERVATIVE   DWSII CORE    DWSII DAVIS      DWSII DREMAN
                               STRATEGIC INCOME   BLUE CHIP      ALLOCATION      FIXED INCOME  VENTURE VALUE  HIGH RETURN EQUITY
                                  SUBACCOUNT     SUBACCOUNT      SUBACCOUNT       SUBACCOUNT    SUBACCOUNT        SUBACCOUNT
                                   (CLASS B)      (CLASS B)       (CLASS B)        (CLASS B)     (CLASS B)         (CLASS B)
                               ----------------  ----------  ------------------  ------------  -------------  ------------------
ASSETS:
   Investments at fair value       $119,468       $286,580        $175,335         $657,591       $589,532        $1,139,619
   Due from MetLife Insurance
      Company of Connecticut             --             --              --               --             --                --
                                   --------       --------        --------         --------       --------        ----------
         Total Assets               119,468        286,580         175,335          657,591        589,532         1,139,619
                                   --------       --------        --------         --------       --------        ----------
LIABILITIES:
   Payables
      Insurance charges                  18             43              24               96             89               164
      Administrative fees                 2              3               2                8              7                14
   Due to MetLife Insurance
      Company of Connecticut             --             --              --               --             --                --
                                   --------       --------        --------         --------       --------        ----------
         Total Liabilities               20             46              26              104             96               178
                                   --------       --------        --------         --------       --------        ----------
NET ASSETS                         $119,448       $286,534        $175,309         $657,487       $589,436        $1,139,441
                                   ========       ========        ========         ========       ========        ==========

   The accompanying notes are an integral part of these financial statements.

                                   DWSII DREMAN          DWSII       DWSII GOVERNMENT &        DWSII
                               SMALL MID CAP VALUE  GLOBAL THEMATIC   AGENCY SECURITIES  GROWTH ALLOCATION
                                    SUBACCOUNT         SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                    (CLASS B)          (CLASS B)          (CLASS B)          (CLASS B)
                               -------------------  ---------------  ------------------  -----------------
ASSETS:
   Investments at fair value         $481,905           $135,380          $305,207            $117,413
   Due from MetLife Insurance
      Company of Connecticut              787                 --                --                  --
                                     --------           --------          --------            --------
         Total Assets                 482,692            135,380           305,207             117,413
                                     --------           --------          --------            --------
LIABILITIES:
   Other Payables
      Insurance charges                    74                 22                45                  18
      Administrative fees                   6                  2                 4                   1
   Due to MetLife Insurance
      Company of Connecticut               --                 --                --                  --
                                     --------           --------          --------            --------
         Total Liabilities                 80                 24                49                  19
                                     --------           --------          --------            --------
NET ASSETS                           $482,612           $135,356          $305,158            $117,394
                                     ========           ========          ========            ========

   The accompanying notes are an integral part of these financial statements.

                                  DWSII     DWSII INTERNATIONAL    DWSII JANUS
                               HIGH INCOME     SELECT EQUITY     GROWTH & INCOME
                                SUBACCOUNT       SUBACCOUNT         SUBACCOUNT
                                (CLASS B)        (CLASS B)          (CLASS B)
                               -----------  -------------------  ---------------
ASSETS:
   Investments at fair value     $414,592         $327,823           $227,617
   Due from MetLife Insurance
      Company of Connecticut           --               --                 --
                                 --------         --------           --------
         Total Assets             414,592          327,823            227,617
                                 --------         --------           --------
LIABILITIES:
   Other Payables
      Insurance charges                61               48                 34
      Administrative fees               5                4                  3
   Due to MetLife Insurance
      Company of Connecticut           --               --                 --
                                 --------         --------           --------
         Total Liabilities             66               52                 37
                                 --------         --------           --------
NET ASSETS                       $414,526         $327,771           $227,580
                                 ========         ========           ========

                                    DWSII            DWSII             DWSII
                               LARGE CAP VALUE  MID CAP GROWTH  MODERATE ALLOCATION
                                  SUBACCOUNT      SUBACCOUNT         SUBACCOUNT
                                  (CLASS B)        (CLASS B)         (CLASS B)
                               ---------------  --------------  -------------------
ASSETS:
   Investments at fair value       $344,910          $3,684           $588,074
   Due from MetLife Insurance
      Company of Connecticut            200              --                 --
                                   --------          ------           --------
         Total Assets               345,110           3,684            588,074
                                   --------          ------           --------
LIABILITIES:
   Other Payables
      Insurance charges                  53               1                 97
      Administrative fees                 4              --                  8
   Due to MetLife Insurance
      Company of Connecticut             --              --                 --
                                   --------          ------           --------
         Total Liabilities               57               1                105
                                   --------          ------           --------
NET ASSETS                         $345,053          $3,683           $587,969
                                   ========          ======           ========

   The accompanying notes are an integral part of these financial statements.

                                                                                DWSII
                                   DWSII           DWSII          DWSII    TURNER MID CAP
                               MONEY MARKET  SMALL CAP GROWTH  TECHNOLOGY      GROWTH
                                SUBACCOUNT      SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                 (CLASS B)       (CLASS B)      (CLASS B)     (CLASS B)
                               ------------  ----------------  ----------  --------------
ASSETS:
   Investments at fair value    $12,136,806      $156,646       $270,174      $177,771
   Due from MetLife Insurance
      Company of Connecticut             --            --             --            --
                                -----------      --------       --------      --------
         Total Assets            12,136,806       156,646        270,174       177,771
                                -----------      --------       --------      --------
LIABILITIES:
   Other Payables
      Insurance charges               1,555            25             40            27
      Administrative fees               150             2              3             2
   Due to MetLife Insurance
      Company of Connecticut             --            --             --            --
                                -----------      --------       --------      --------
         Total Liabilities            1,705            27             43            29
                                -----------      --------       --------      --------
NET ASSETS                      $12,135,101      $156,619       $270,131      $177,742
                                ===========      ========       ========      ========

   The accompanying notes are an integral part of these financial statements.

                                                                      FIDELITY VIP
                                  FIDELITY VIP      FIDELITY VIP    DYNAMIC CAPITAL
                                   CONTRAFUND        CONTRAFUND       APPRECIATION
                                   SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                               (SERVICE CLASS 2)  (SERVICE CLASS)  (SERVICE CLASS 2)
                               -----------------  ---------------  -----------------
ASSETS:
   Investments at fair value       $1,111,494         $465,828          $59,672
   Due from MetLife Insurance
      Company of Connecticut               --               --               --
                                   ----------         --------          -------
         Total Assets               1,111,494          465,828           59,672
                                   ----------         --------          -------
LIABILITIES:
   Other Payables
      Insurance charges                   173               75                8
      Administrative fees                  14                6               --
   Due to MetLife Insurance
      Company of Connecticut               --               --               --
                                   ----------         --------          -------
         Total Liabilities                187               81                8
                                   ----------         --------          -------
NET ASSETS                         $1,111,307         $465,747          $59,664
                                   ==========         ========          =======

                                                                      FTVIPT FRANKLIN
                                  FIDELITY VIP     FTVIPT FRANKLIN     SMALL-MID CAP
                                    MID CAP       INCOME SECURITIES  GROWTH SECURITIES
                                   SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                               (SERVICE CLASS 2)      (CLASS 2)          (CLASS 2)
                               -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value       $1,468,964          $120,309           $406,194
   Due from MetLife Insurance
      Company of Connecticut               --                --                 --
                                   ----------          --------           --------
         Total Assets               1,468,964           120,309            406,194
                                   ----------          --------           --------
LIABILITIES:
   Other Payables
      Insurance charges                   235                21                 64
      Administrative fees                  19                 1                  5
   Due to MetLife Insurance
      Company of Connecticut               --                --                 --
                                   ----------          --------           --------
         Total Liabilities                254                22                 69
                                   ----------          --------           --------
NET ASSETS                         $1,468,710          $120,287           $406,125
                                   ==========          ========           ========

   The accompanying notes are an integral part of these financial statements.

                                FTVIPT TEMPLETON
                               DEVELOPING MARKETS   FTVIPT TEMPLETON       JANUS ASPEN          JANUS ASPEN
                                   SECURITIES      FOREIGN SECURITIES  GLOBAL LIFE SCIENCES  GLOBAL TECHNOLOGY
                                   SUBACCOUNT          SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                    (CLASS 2)           (CLASS 2)        (SERVICE SHARES)     (SERVICE SHARES)
                               ------------------  ------------------  --------------------  -----------------
ASSETS:
   Investments at fair value       $1,382,395          $1,584,559             $23,829             $51,308
   Due from MetLife Insurance
      Company of Connecticut               --                  --                  --                  --
                                   ----------          ----------             -------             -------
         Total Assets               1,382,395           1,584,559              23,829              51,308
                                   ----------          ----------             -------             -------
LIABILITIES:
   Other payables
      Insurance charges                   210                 250                   4                   7
      Administrative fees                  17                  20                   1                   1
   Due to MetLife Insurance
      Company of Connecticut            3,709                  --                  --                  --
                                   ----------          ----------             -------             -------
         Total Liabilities              3,936                 270                   5                   8
                                   ----------          ----------             -------             -------
NET ASSETS                         $1,378,459          $1,584,289             $23,824             $51,300
                                   ==========          ==========             =======             =======

   The accompanying notes are an integral part of these financial statements.

                                  JANUS ASPEN       JANUS ASPEN          LMPVET          LMPVET        LMPVET
                                MID CAP GROWTH   WORLDWIDE GROWTH  AGGRESSIVE GROWTH  APPRECIATION  APPRECIATION    LMPVET
                                  SUBACCOUNT        SUBACCOUNT         SUBACCOUNT      SUBACCOUNT    SUBACCOUNT    CAPITAL
                               (SERVICE SHARES)  (SERVICE SHARES)      (CLASS I)        (CLASS I)    (CLASS II)   SUBACCOUNT
                              -----------------  ----------------  -----------------  ------------  ------------  ----------
ASSETS:
   Investments at fair value       $195,982           $31,659          $1,525,596       $766,773      $643,500    $4,718,670
   Due from MetLife Insurance
      Company of Connecticut             --                --                  --             --            --            --
                                   --------           -------          ----------       --------      --------    ----------
         Total Assets               195,982            31,659           1,525,596        766,773       643,500     4,718,670
                                   --------           -------          ----------       --------      --------    ----------
LIABILITIES:
   Other payables
      Insurance charges                  30                 5                 237            122            99           813
      Administrative fees                 2                --                  19              9             8            58
   Due to MetLife Insurance
      Company of Connecticut             --                --                  --             --            --            --
                                   --------           -------          ----------       --------      --------    ----------
         Total Liabilities               32                 5                 256            131           107           871
                                   --------           -------          ----------       --------      --------    ----------
NET ASSETS                         $195,950           $31,654          $1,525,340       $766,642      $643,393    $4,717,799
                                   ========           =======          ==========       ========      ========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                     LMPVET           LMPVET
                                     LMPVET       EQUITY INDEX  FUNDAMENTAL VALUE      LMPVET
                               DIVIDEND STRATEGY   SUBACCOUNT       SUBACCOUNT     GLOBAL EQUITY
                                   SUBACCOUNT      (CLASS II)       (CLASS I)        SUBACCOUNT
                               -----------------  ------------  -----------------  -------------
ASSETS:
   Investments at fair value        $65,436        $1,021,831       $1,229,061        $512,129
   Due from MetLife Insurance
      Company of Connecticut             --                --               --              --
                                    -------        ----------       ----------        --------
         Total Assets                65,436         1,021,831        1,229,061         512,129
                                    -------        ----------       ----------        --------
LIABILITIES:
   Other payables
      Insurance charges                   9               156              200              87
      Administrative fees                 1                13               15               6
   Due to MetLife Insurance
      Company of Connecticut             --                --               --              --
                                    -------        ----------       ----------        --------
         Total Liabilities               10               169              215              93
                                    -------        ----------       ----------        --------
NET ASSETS                          $65,426        $1,021,662       $1,228,846        $512,036
                                    =======        ==========       ==========        ========

   The accompanying notes are an integral part of these financial statements.

                                 LMPVET         LMPVET          LMPVET          LMPVET             LMPVET             LMPVIT
                                INVESTORS  LARGE CAP GROWTH  MID CAP CORE  SMALL CAP GROWTH  CAPITAL AND INCOME  ADJUSTABLE RATE
                               SUBACCOUNT     SUBACCOUNT      SUBACCOUNT      SUBACCOUNT         SUBACCOUNT           INCOME
                                (CLASS I)      (CLASS I)       (CLASS I)       (CLASS I)         (CLASS II)         SUBACCOUNT
                               ----------  ----------------  ------------  ----------------  ------------------  ---------------
ASSETS:
   Investments at fair value    $290,696       $333,600        $351,303        $688,830          $3,252,792          $278,977
   Due from MetLife Insurance
      Company of Connecticut          --             --              --              --                  --                --
                                --------       --------        --------        --------          ----------          --------
         Total Assets            290,696        333,600         351,303         688,830           3,252,792           278,977
                                --------       --------        --------        --------          ----------          --------
LIABILITIES:
   Other payables
      Insurance charges               45             51              60             114                 525                42
      Administrative fees              4              4               4               9                  40                 3
   Due to MetLife Insurance
      Company of Connecticut          --             --              --              --               2,761                --
                                --------       --------        --------        --------          ----------          --------
         Total Liabilities            49             55              64             123               3,326                45
                                --------       --------        --------        --------          ----------          --------
NET ASSETS                      $290,647       $333,545        $351,239        $688,707          $3,249,466          $278,932
                                ========       ========        ========        ========          ==========          ========

   The accompanying notes are an integral part of these financial statements.

                                      LMPVIT                                    MIST BATTERYMARCH
                               DIVERSIFIED SRATEGIC    LMPVIT        LMPVIT       MID-CAP STOCK
                                      INCOME         HIGH INCOME  MONEY MARKET      SUBACCOUNT
                                    SUBACCOUNT        SUBACCOUNT   SUBACCOUNT       (CLASS A)
                               --------------------  -----------  ------------  -----------------
ASSETS:
   Investments at fair value         $294,133         $1,126,571   $1,619,389        $215,767
   Due from MetLife Insurance
      Company of Connecticut               --                 --           --              --
                                     --------         ----------   ----------        --------
         Total Assets                 294,133          1,126,571    1,619,389         215,767
                                     --------         ----------   ----------        --------
LIABILITIES:
   Other payables
      Insurance charges                    43                169          267              30
      Administrative fees                   4                 13           20               3
   Due to MetLife Insurance
      Company of Connecticut               --                 --           --              --
                                     --------         ----------   ----------        --------
         Total Liabilities                 47                182          287              33
                                     --------         ----------   ----------        --------
NET ASSETS                           $294,086         $1,126,389   $1,619,102        $215,734
                                     ========         ==========   ==========        ========

   The accompanying notes are an integral part of these financial statements.

                                                                                 MIST HARRIS
                               MIST BLACKROCK  MIST BLACKROCK    MIST DREMAN       OAKMARK      MIST JANUS  MIST LAZARD
                                 HIGH YIELD    LARGE-CAP CORE  SMALL-CAP VALUE  INTERNATIONAL     FORTY       MID-CAP
                                 SUBACCOUNT      SUBACCOUNT       SUBACCOUNT      SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
                                  (CLASS A)       (CLASS E)       (CLASS A)       (CLASS A)     (CLASS A)    (CLASS B)
                               --------------  --------------  ---------------  -------------  -----------  -----------
ASSETS:
   Investments at fair value      $779,525       $2,458,631        $35,416         $701,840      $751,125      $6,829
   Due from MetLife Insurance
      Company of Connecticut            --               --             --               --            --          --
                                  --------       ----------        -------         --------      --------      ------
         Total Assets              779,525        2,458,631         35,416          701,840       751,125       6,829
                                  --------       ----------        -------         --------      --------      ------
LIABILITIES:
   Other payables
      Insurance charges                105              406              6              107           114           1
      Administrative fees               10               31             --                9             9          --
   Due to MetLife Insurance
      Company of Connecticut            --               --             --               --            --          --
                                  --------       ----------        -------         --------      --------      ------
         Total Liabilities             115              437              6              116           123           1
                                  --------       ----------        -------         --------      --------      ------
NET ASSETS                        $779,410       $2,458,194        $35,410         $701,724      $751,002      $6,828
                                  ========       ==========        =======         ========      ========      ======

   The accompanying notes are an integral part of these financial statements.

                               MIST LEGG MASON
                                  PARTNERS      MIST LORD ABBETT  MIST LORD ABBETT   MIST LORD ABBETT
                               MANAGED ASSETS    BOND DEBENTURE   GROWTH AND INCOME   MID-CAP VALUE
                                 SUBACCOUNT        SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                  (CLASS A)        (CLASS A)          (CLASS B)         (CLASS B)
                               ---------------  ----------------  -----------------  ----------------
ASSETS:
   Investments at fair value       $54,555          $395,808          $4,578,382        $3,671,176
   Due from MetLife Insurance
      Company of Connecticut            --                --                  --                --
                                   -------          --------          ----------        ----------
         Total Assets               54,555           395,808           4,578,382         3,671,176
                                   -------          --------          ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  8                60                 697               594
      Administrative fees               --                 5                  57                45
   Due to MetLife Insurance
      Company of Connecticut            --                --                  --                --
                                   -------          --------          ----------        ----------
         Total Liabilities               8                65                 754               639
                                   -------          --------          ----------        ----------
NET ASSETS                         $54,547          $395,743          $4,577,628        $3,670,537
                                   =======          ========          ==========        ==========

   The accompanying notes are an integral part of these financial statements.

                                                         MIST MFS
                                    MIST MET/AIM     EMERGING MARKETS  MIST MFS RESEARCH
                               CAPITAL APPRECIATION       EQUITY         INTERNATIONAL
                                     SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                     (CLASS A)           (CLASS A)         (CLASS B)
                               --------------------  ----------------  -----------------
ASSETS:
   Investments at fair value         $246,617            $261,043          $219,502
   Due from MetLife Insurance
      Company of Connecticut               --                  --                --
                                     --------            --------          --------
         Total Assets                 246,617             261,043           219,502
                                     --------            --------          --------
LIABILITIES:
   Other payables
      Insurance charges                    35                  40                36
      Administrative fees                   3                   3                 3
   Due to MetLife Insurance
      Company of Connecticut               --                  --                --
                                     --------            --------          --------
         Total Liabilities                 38                  43                39
                                     --------            --------          --------
NET ASSETS                           $246,579            $261,000          $219,463
                                     ========            ========          ========

                                                     MIST            MIST PIMCO
                                               NEUBERGER BERMAN  INFLATION PROTECTED
                               MIST MFS VALUE     REAL ESTATE           BOND
                                 SUBACCOUNT       SUBACCOUNT         SUBACCOUNT
                                  (CLASS A)        (CLASS A)          (CLASS A)
                               --------------  ----------------  -------------------
ASSETS:
   Investments at fair value      $282,429         $931,303           $1,616,482
   Due from MetLife Insurance
      Company of Connecticut            --               --                   --
                                  --------         --------           ----------
         Total Assets              282,429          931,303            1,616,482
                                  --------         --------           ----------
LIABILITIES:
   Other payables
      Insurance charges                 46              139                  238
      Administrative fees                4               11                   20
   Due to MetLife Insurance
      Company of Connecticut            --               --                   --
                                  --------         --------           ----------
         Total Liabilities              50              150                  258
                                  --------         --------           ----------
NET ASSETS                        $282,379         $931,153           $1,616,224
                                  ========         ========           ==========

   The accompanying notes are an integral part of these financial statements.

                                                    MIST PIONEER    MIST THIRD AVENUE    MSF BLACKROCK
                               MIST PIONEER FUND  STRATEGIC INCOME   SMALL CAP VALUE   AGGRESSIVE GROWTH
                                   SUBACCOUNT        SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                    (CLASS A)         (CLASS A)         (CLASS B)          (CLASS D)
                               -----------------  ----------------  -----------------  -----------------
ASSETS:
   Investments at fair value        $278,862          $631,142          $1,675,789          $678,037
   Due from MetLife Insurance
      Company of Connecticut              --                --                  --                --
                                    --------          --------          ----------          --------
         Total Assets                278,862           631,142           1,675,789           678,037
                                    --------          --------          ----------          --------
LIABILITIES:
   Other payables
      Insurance charges                   45                96                 251                97
      Administrative fees                  3                 8                  21                 8
   Due to MetLife Insurance
      Company of Connecticut              --                --                  --                --
                                    --------          --------          ----------          --------
         Total Liabilities                48               104                 272               105
                                    --------          --------          ----------          --------
NET ASSETS                          $278,814          $631,038          $1,675,517          $677,932
                                    ========          ========          ==========          ========

   The accompanying notes are an integral part of these financial statements.

                                                                            MSF CAPITAL
                               MSF BLACKROCK  MSF BLACKROCK  MSF BLACKROCK   GUARDIAN      MSF FI           MSF
                                BOND INCOME    BOND INCOME   MONEY MARKET   U.S. EQUITY   LARGE CAP  FI VALUE LEADERS
                                 SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT     SUBACCOUNT
                                 (CLASS A)      (CLASS E)      (CLASS A)     (CLASS A)    (CLASS A)      (CLASS D)
                               -------------  -------------  -------------  -----------  ----------  ----------------
ASSETS:
   Investments at fair value      $765,948       $475,650       $581,826       $2,437     $434,361      $1,046,832
   Due from MetLife Insurance
      Company of Connecticut            --             --             --           --           --              --
                                  --------       --------       --------       ------     --------      ----------
         Total Assets              765,948        475,650        581,826        2,437      434,361       1,046,832
                                  --------       --------       --------       ------     --------      ----------
LIABILITIES:
   Other payables
      Insurance charges                117             80             98           --           72             163
      Administrative fees                9              6              7           --            5              13
   Due to MetLife Insurance
      Company of Connecticut            --             --             --           --           --              --
                                  --------       --------       --------       ------     --------      ----------
         Total Liabilities             126             86            105           --           77             176
                                  --------       --------       --------       ------     --------      ----------
NET ASSETS                        $765,822       $475,564       $581,721       $2,437     $434,284      $1,046,656
                                  ========       ========       ========       ======     ========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                       MSF METLIFE      MSF METLIFE
                                    MSF METLIFE       CONSERVATIVE    CONSERVATIVE TO        MSF METLIFE
                               AGGRESSIVE ALLOCATION   ALLOCATION   MODERATE ALLOCATION  MODERATE ALLOCATION
                                    SUBACCOUNT         SUBACCOUNT       SUBACCOUNT           SUBACCOUNT
                                     (CLASS B)          (CLASS B)        (CLASS B)            (CLASS B)
                               ---------------------  ------------  -------------------  -------------------
ASSETS:
   Investments at fair value          $97,833           $164,778          $146,668             $509,013
   Due from MetLife Insurance
      Company of Connecticut               --                 --                --                   --
                                      -------           --------          --------             --------
         Total Assets                  97,833            164,778           146,668              509,013
                                      -------           --------          --------             --------
LIABILITIES:
   Other payables
      Insurance charges                    18                 21                23                   75
      Administrative fees                   1                  2                 2                    6
   Due to MetLife Insurance
      Company of Connecticut               --                 --                --                   --
                                      -------           --------          --------             --------
         Total Liabilities                 19                 23                25                   81
                                      -------           --------          --------             --------
NET ASSETS                            $97,814           $164,755          $146,643             $508,932
                                      =======           ========          ========             ========

   The accompanying notes are an integral part of these financial statements.

                                    MSF METLIFE
                                    MODERATE TO          MSF MFS       MSF MFS
                               AGGRESSIVE ALLOCATION  TOTAL RETURN  TOTAL RETURN
                                    SUBACCOUNT         SUBACCOUNT    SUBACCOUNT
                                     (CLASS B)          (CLASS B)     (CLASS F)
                               ---------------------  ------------  ------------
ASSETS:
   Investments at fair value          $16,884           $206,782     $5,056,164
   Due from MetLife Insurance
      Company of Connecticut               --                 --             --
                                      -------           --------     ----------
         Total Assets                  16,884            206,782      5,056,164
                                      -------           --------     ----------
LIABILITIES:
   Other payables
      Insurance charges                     3                 31            756
      Administrative fees                  --                  3             63
   Due to MetLife Insurance
      Company of Connecticut               --                 --             --
                                      -------           --------     ----------
         Total Liabilities                  3                 34            819
                                      -------           --------     ----------
NET ASSETS                            $16,881           $206,748     $5,055,345
                                      =======           ========     ==========

                                                                   MSF WESTERN ASSET
                               MSF OPPENHEIMER  MSF T. ROWE PRICE     MANAGEMENT
                                GLOBAL EQUITY   LARGE CAP GROWTH    U.S. GOVERNMENT
                                 SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                  (CLASS B)         (CLASS B)          (CLASS A)
                               ---------------  -----------------  -----------------
ASSETS:
   Investments at fair value      $2,879,217         $250,084           $129,632
   Due from MetLife Insurance
      Company of Connecticut              --               --                 --
                                  ----------         --------           --------
         Total Assets              2,879,217          250,084            129,632
                                  ----------         --------           --------
LIABILITIES:
   Other payables
      Insurance charges                  460               38                 19
      Administrative fees                 36                3                  2
   Due to MetLife Insurance
      Company of Connecticut              --               --                 --
                                  ----------         --------           --------
         Total Liabilities               496               41                 21
                                  ----------         --------           --------
NET ASSETS                        $2,878,721         $250,043           $129,611
                                  ==========         ========           ========

   The accompanying notes are an integral part of these financial statements.

                                      PIMCO VIT        VAN KAMPEN LIT  VAN KAMPEN LIT   VAN KAMPEN LIT
                                    TOTAL RETURN          COMSTOCK       ENTERPRISE    STRATEGIC GROWTH
                                     SUBACCOUNT          SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                               (ADMINISTRATIVE CLASS)    (CLASS II)      (CLASS II)       (CLASS I)
                               ----------------------  --------------  --------------  ----------------
ASSETS:
   Investments at fair value         $3,587,589          $2,451,405        $15,597          $49,671
   Due from MetLife Insurance
      Company of Connecticut                 --                  --             --               --
                                     ----------          ----------        -------          -------
         Total Assets                 3,587,589           2,451,405         15,597           49,671
                                     ----------          ----------        -------          -------
LIABILITIES:
   Other payables
      Insurance charges                     560                 395              3                7
      Administrative fees                    44                  31             --                1
   Due to MetLife Insurance
      Company of Connecticut                 --                  --             --               --
                                     ----------          ----------        -------          -------
         Total Liabilities                  604                 426              3                8
                                     ----------          ----------        -------          -------
NET ASSETS                           $3,586,985          $2,450,979        $15,594          $49,663
                                     ==========          ==========        =======          =======

   The accompanying notes are an integral part of these financial statements.

                     This page is intentionally left blank.

                 METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT
                     VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2007

                                                                  ALGER AMERICAN   AMERICAN FUNDS  AMERICAN FUNDS
                                             AIM V.I. UTILITIES  LEVERAGED ALLCAP   GLOBAL GROWTH   GROWTH-INCOME
                                                 SUBACCOUNT         SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                 (SERIES I)          (CLASS S)        (CLASS 2)       (CLASS 2)
                                             ------------------  ----------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                    $ 1,251            $    --         $110,115        $ 118,414
                                                   -------            -------         --------        ---------
EXPENSES:
      Mortality and expense risk
         charges                                     1,496              2,746           79,817          168,087
      Administrative charges                           119                229            6,272           12,754
                                                   -------            -------         --------        ---------
         Total expenses                              1,615              2,975           86,089          180,841
                                                   -------            -------         --------        ---------
            Net investment income (loss)              (364)            (2,975)          24,026          (62,427)
                                                   -------            -------         --------        ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    3,243                 --          172,297          279,471
      Realized gains (losses) on sale of
         investments                                 8,774             20,130          343,501          567,364
                                                   -------            -------         --------        ---------
            Net realized gains (losses)             12,017             20,130          515,798          846,835
                                                   -------            -------         --------        ---------
      Change in unrealized gains (losses)
         on investments                              2,595             20,810          (43,120)        (491,644)
                                                   -------            -------         --------        ---------
      Net increase (decrease) in net assets
         resulting from operations                 $14,248            $37,965         $496,704        $ 292,764
                                                   =======            =======         ========        =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             AMERICAN FUNDS
                                                 GROWTH      CREDIT SUISSE TRUST  CREDIT SUISSE TRUST
                                               SUBACCOUNT      EMERGING MARKETS     GLOBAL SMALL CAP
                                                (CLASS 2)       SUBACCOUNT (a)        SUBACCOUNT
                                             --------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends                                $    74,196         $     --             $    --
                                               -----------         --------             -------
EXPENSES:
      Mortality and expense risk
         charges                                   203,399              951                  68
      Administrative charges                        15,554               80                   5
                                               -----------         --------             -------
         Total expenses                            218,953            1,031                  73
                                               -----------         --------             -------
            Net investment income (loss)          (144,757)          (1,031)                (73)
                                               -----------         --------             -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  723,146               --                  --
      Realized gains (losses) on sale of
         investments                               924,182           72,475               1,357
                                               -----------         --------             -------
            Net realized gains (losses)          1,647,328           72,475               1,357
                                               -----------         --------             -------
      Change in unrealized gains (losses)
         on investments                           (453,323)         (68,034)             (1,605)
                                               -----------         --------             -------
      Net increase (decrease) in net assets
         resulting from operations             $ 1,049,248         $  3,410             $  (321)
                                               ===========         ========             =======

                                                  DREYFUS       DREYFUS SOCIALLY      DREYFUS VIF
                                               MIDCAP STOCK    RESPONSIBLE GROWTH    APPRECIATION
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                             (SERVICE SHARES)   (SERVICE SHARES)   (INITIAL SHARES)
                                             ----------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  1,306             $   7             $ 1,512
                                                 --------             -----             -------
EXPENSES:
      Mortality and expense risk
         charges                                    8,282                51               1,621
      Administrative charges                          652                 4                 150
                                                 --------             -----             -------
         Total expenses                             8,934                55               1,771
                                                 --------             -----             -------
            Net investment income (loss)           (7,628)              (48)               (259)
                                                 --------             -----             -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  51,038                --                  --
      Realized gains (losses) on sale of
         investments                                2,351                51               7,558
                                                 --------             -----             -------
            Net realized gains (losses)            53,389                51               7,558
                                                 --------             -----             -------
      Change in unrealized gains (losses)
         on investments                           (48,183)              132              (1,985)
                                                 --------             -----             -------
      Net increase (decrease) in net assets
         resulting from operations               $ (2,422)            $ 135             $ 5,314
                                                 ========             =====             =======

   The accompanying notes are an integral part of these financial statements.

                                                 DREYFUS VIF          DWS VIT           DWS VIT RREEF              DWSI
                                             DEVELOPING LEADERS  EQUITY 500 INDEX  REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES
                                                 SUBACCOUNT         SUBACCOUNT           SUBACCOUNT             SUBACCOUNT
                                              (INITIAL SHARES)       (CLASS 2)            (CLASS B)              (CLASS B)
`                                            ------------------  ----------------  ----------------------  --------------------
INVESTMENT INCOME:
      Dividends                                   $   3,295           $ 5,732             $   2,589              $  2,392
                                                  ---------           -------             ---------              --------
EXPENSES:
      Mortality and expense risk
         charges                                      7,685             9,682                 6,198                 4,017
      Administrative charges                            664               775                   512                   350
                                                  ---------           -------             ---------              --------
         Total expenses                               8,349            10,457                 6,710                 4,367
                                                  ---------           -------             ---------              --------
            Net investment income (loss)             (5,054)           (4,725)               (4,121)               (1,975)
                                                  ---------           -------             ---------              --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    57,604                --                44,632                16,516
      Realized gains (losses) on sale of
         investments                                     46            22,443                66,977                11,824
                                                  ---------           -------             ---------              --------
            Net realized gains (losses)              57,650            22,443               111,609                28,340
                                                  ---------           -------             ---------              --------
      Change in unrealized gains (losses)
         on investments                            (106,499)           (1,870)             (154,931)              (11,233)
                                                  ---------           -------             ---------              --------
      Net increase (decrease) in net assets
         resulting from operations                $ (53,903)          $15,848             $ (47,443)             $ 15,132
                                                  =========           =======             =========              ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                  DWSI             DWSI           DWSI
                                             CAPITAL GROWTH  GROWTH & INCOME  HEALTH CARE
                                               SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
                                                (CLASS B)       (CLASS B)      (CLASS B)
                                             --------------  ---------------  -----------
INVESTMENT INCOME:
      Dividends                                 $  1,434         $ 1,574        $     --
                                                --------         -------        --------
EXPENSES:
      Mortality and expense risk
         charges                                  11,592           3,426           2,360
      Administrative charges                         938             275             195
                                                --------         -------        --------
         Total expenses                           12,530           3,701           2,555
                                                --------         -------        --------
            Net investment income (loss)         (11,096)         (2,127)         (2,555)
                                                --------         -------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --           2,467           7,981
      Realized gains (losses) on sale of
         investments                              30,285           4,896           2,672
                                                --------         -------        --------
            Net realized gains (losses)           30,285           7,363          10,653
                                                --------         -------        --------
      Change in unrealized gains (losses)
         on investments                           37,592          (6,842)          5,177
                                                --------         -------        --------
      Net increase (decrease) in net assets
         resulting from operations              $ 56,781         $(1,606)       $ 13,275
                                                ========         =======        ========

                                                DWSII         DWSI            DWSII
                                              BALANCED   INTERNATIONAL  STRATEGIC INCOME
                                             SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
                                              (CLASS B)    (CLASS B)        (CLASS B)
                                             ----------  -------------  --------------
INVESTMENT INCOME:
      Dividends                                $ 3,456      $ 7,355         $ 7,923
                                               -------      -------         -------
EXPENSES:
      Mortality and expense risk
         charges                                 2,196        6,647           2,393
      Administrative charges                       175          537             194
                                               -------      -------         -------
         Total expenses                          2,371        7,184           2,587
                                               -------      -------         -------
            Net investment income (loss)         1,085          171           5,336
                                               -------      -------         -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --           --              --
      Realized gains (losses) on sale of
         investments                             7,922       29,923           1,010
                                               -------      -------         -------
            Net realized gains (losses)          7,922       29,923           1,010
                                               -------      -------         -------
      Change in unrealized gains (losses)
         on investments                         (5,819)      10,834          (2,538)
                                               -------      -------         -------
      Net increase (decrease) in net assets
         resulting from operations             $ 3,188      $40,928         $ 3,808
                                               =======      =======         =======

   The accompanying notes are an integral part of these financial statements.

                                                DWSII    DWSII CONSERVATIVE   DWSII CORE    DWSII DAVIS
                                              BLUE CHIP      ALLOCATION      FIXED INCOME  VENTURE VALUE
                                             SUBACCOUNT      SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
                                              (CLASS B)       (CLASS B)        (CLASS B)     (CLASS B)
                                             ----------  ------------------  ------------  -------------
INVESTMENT INCOME:
      Dividends                               $  2,257        $ 6,187          $26,702       $  2,340
                                              --------        -------          -------       --------
EXPENSES:
      Mortality and expense risk
         charges                                 5,651          3,788           11,909         11,951
      Administrative charges                       477            342              999            983
                                              --------        -------          -------       --------
         Total expenses                          6,128          4,130           12,908         12,934
                                              --------        -------          -------       --------
            Net investment income (loss)        (3,871)         2,057           13,794        (10,594)
                                              --------        -------          -------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               37,246          8,354               --          9,058
      Realized gains (losses) on sale of
         investments                            18,010          8,116           (1,616)        65,894
                                              --------        -------          -------       --------
            Net realized gains (losses)         55,256         16,470           (1,616)        74,952
                                              --------        -------          -------       --------
      Change in unrealized gains (losses)
         on investments                        (44,481)        (9,500)            (643)       (49,406)
                                              --------        -------          -------       --------
      Net increase (decrease) in net assets
         resulting from operations            $  6,904        $ 9,027          $11,535       $ 14,952
                                              ========        =======          =======       ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                DWSII DREMAN         DWSII DREMAN          DWSII
                                             HIGH RETURN EQUITY  SMALL MID CAP VALUE  GLOBAL THEMATIC
                                                 SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                                                  (CLASS B)           (CLASS B)          (CLASS B)
                                             ------------------  -------------------  ---------------
INVESTMENT INCOME:
      Dividends                                  $  14,688            $   5,129          $    566
                                                 ---------            ---------          --------
EXPENSES:
      Mortality and expense risk
         charges                                    23,527               12,259             3,615
      Administrative charges                         2,008                1,013               275
                                                 ---------            ---------          --------
         Total expenses                             25,535               13,272             3,890
                                                 ---------            ---------          --------
            Net investment income (loss)           (10,847)              (8,143)           (3,324)
                                                 ---------            ---------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   11,643              123,081            32,368
      Realized gains (losses) on sale of
         investments                                58,623               58,180            17,536
                                                 ---------            ---------          --------
            Net realized gains (losses)             70,266              181,261            49,904
                                                 ---------            ---------          --------
      Change in unrealized gains (losses)
         on investments                           (108,671)            (153,187)          (33,452)
                                                 ---------            ---------          --------
      Net increase (decrease) in net assets
         resulting from operations               $ (49,252)           $  19,931          $ 13,128
                                                 =========            =========          ========

                                             DWSII GOVERNMENT &        DWSII           DWSII
                                              AGENCY SECURITIES  GROWTH ALLOCATION  HIGH INCOME
                                                 SUBACCOUNT          SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)          (CLASS B)       (CLASS B)
                                             ------------------  -----------------  -----------
INVESTMENT INCOME:
      Dividends                                   $14,361            $  4,334        $ 56,187
                                                  -------            --------        --------
EXPENSES:
      Mortality and expense risk
         charges                                    5,454               3,643           9,545
      Administrative charges                          468                 295             817
                                                  -------            --------        --------
         Total expenses                             5,922               3,938          10,362
                                                  -------            --------        --------
            Net investment income (loss)            8,439                 396          45,825
                                                  -------            --------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --              11,060              --
      Realized gains (losses) on sale of
         investments                               (1,200)             15,481          (6,076)
                                                  -------            --------        --------
            Net realized gains (losses)            (1,200)             26,541          (6,076)
                                                  -------            --------        --------
      Change in unrealized gains (losses)
         on investments                             3,468             (16,033)        (39,246)
                                                  -------            --------        --------
      Net increase (decrease) in net assets
         resulting from operations                $10,707            $ 10,904        $    503
                                                  =======            ========        ========

   The accompanying notes are an integral part of these financial statements.

                                             DWSII INTERNATIONAL    DWSII JANUS         DWSII            DWSII
                                                SELECT EQUITY     GROWTH & INCOME  LARGE CAP VALUE  MID CAP GROWTH
                                                  SUBACCOUNT         SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)          (CLASS B)        (CLASS B)        (CLASS B)
                                             -------------------  ---------------  ---------------  --------------
INVESTMENT INCOME:
      Dividends                                   $ 10,082            $   449         $  6,478         $    --
                                                  --------            -------         --------         -------
EXPENSES:
      Mortality and expense risk
         charges                                     6,887              4,208            7,115             119
      Administrative charges                           583                346              580               9
                                                  --------            -------         --------         -------
         Total expenses                              7,470              4,554            7,695             128
                                                  --------            -------         --------         -------
            Net investment income (loss)             2,612             (4,105)          (1,217)           (128)
                                                  --------            -------         --------         -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   40,498                 --           17,210              --
      Realized gains (losses) on sale of
         investments                                46,846              5,590           41,954           2,099
                                                  --------            -------         --------         -------
            Net realized gains (losses)             87,344              5,590           59,164           2,099
                                                  --------            -------         --------         -------
      Change in unrealized gains (losses)
         on investments                            (42,861)             8,083          (19,338)         (1,275)
                                                  --------            -------         --------         -------
      Net increase (decrease) in net assets
         resulting from operations                $ 47,095            $ 9,568         $ 38,609         $   696
                                                  ========            =======         ========         =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                    DWSII             DWSII           DWSII
                                             MODERATE ALLOCATION  MONEY MARKET  SMALL CAP GROWTH
                                                  SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)         (CLASS B)       (CLASS B)
                                             -------------------  ------------  ----------------
INVESTMENT INCOME:
      Dividends                                    $11,950          $521,075        $    --
                                                   -------          --------        -------
EXPENSES:
      Mortality and expense risk
         charges                                    10,945           185,461          3,520
      Administrative charges                           817            17,902            279
                                                   -------          --------        -------
         Total expenses                             11,762           203,363          3,799
                                                   -------          --------        -------
            Net investment income (loss)               188           317,712         (3,799)
                                                   -------          --------        -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   19,773                --             --
      Realized gains (losses) on sale of
         investments                                 2,702                --          8,419
                                                   -------          --------        -------
            Net realized gains (losses)             22,475                --          8,419
                                                   -------          --------        -------
      Change in unrealized gains (losses)
         on investments                             (7,489)               --          1,586
                                                   -------          --------        -------
      Net increase (decrease) in net assets
         resulting from operations                 $15,174          $317,712        $ 6,206
                                                   =======          ========        =======

                                                DWSII     DWSII TURNER      FIDELITY VIP
                                             TECHNOLOGY  MID CAP GROWTH      CONTRAFUND
                                             SUBACCOUNT    SUBACCOUNT        SUBACCOUNT
                                              (CLASS B)     (CLASS B)    (SERVICE CLASS 2)
                                             ----------  --------------  -----------------
INVESTMENT INCOME:
      Dividends                               $    --       $    --          $   8,255
                                              -------       -------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                4,333         3,581             21,907
      Administrative charges                      370           291              1,737
                                              -------       -------          ---------
         Total expenses                         4,703         3,872             23,644
                                              -------       -------          ---------
            Net investment income (loss)       (4,703)       (3,872)           (15,389)
                                              -------       -------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  --        21,105            282,509
      Realized gains (losses) on sale of
         investments                           13,226        24,077             86,995
                                              -------       -------          ---------
            Net realized gains (losses)        13,226        45,182            369,504
                                              -------       -------          ---------
      Change in unrealized gains (losses)
         on investments                        17,480        (2,839)          (188,828)
                                              -------       -------          ---------
      Net increase (decrease) in net assets
         resulting from operations            $26,003       $38,471          $ 165,287
                                              =======       =======          =========

   The accompanying notes are an integral part of these financial statements.

                                                                 FIDELITY VIP
                                               FIDELITY VIP    DYNAMIC CAPITAL      FIDELITY VIP     FTVIPT FRANKLIN
                                                CONTRAFUND       APPRECIATION         MID CAP       INCOME SECURITIES
                                                SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                             (SERVICE CLASS)  (SERVICE CLASS 2)  (SERVICE CLASS 2)      (CLASS 2)
                                             ---------------  -----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $   4,075          $    72           $  8,118           $  8,743
                                                ---------          -------           --------           --------
EXPENSES:
      Mortality and expense risk
         charges                                   12,789              929             30,650              4,517
      Administrative charges                          940               89              2,408                324
                                                ---------          -------           --------           --------
         Total expenses                            13,729            1,018             33,058              4,841
                                                ---------          -------           --------           --------
            Net investment income (loss)           (9,654)            (946)           (24,940)             3,902
                                                ---------          -------           --------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 122,263            6,824            163,739              1,621
      Realized gains (losses) on sale of
         investments                               85,517            3,593            110,494             22,630
                                                ---------          -------           --------           --------
            Net realized gains (losses)           207,780           10,417            274,233             24,251
                                                ---------          -------           --------           --------
      Change in unrealized gains (losses)
         on investments                          (106,508)          (6,237)           (43,285)           (21,223)
                                                ---------          -------           --------           --------
      Net increase (decrease) in net assets
         resulting from operations              $  91,618          $ 3,234           $206,008           $  6,930
                                                =========          =======           ========           ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                              FTVIPT FRANKLIN    FTVIPT TEMPLETON
                                               SMALL-MID CAP    DEVELOPING MARKETS   FTVIPT TEMPLETON
                                             GROWTH SECURITIES      SECURITIES      FOREIGN SECURITIES
                                                 SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                                                 (CLASS 2)           (CLASS 2)           (CLASS 2)
                                             -----------------  ------------------  ------------------
INVESTMENT INCOME:
      Dividends                                  $     --            $ 31,555           $  38,380
                                                 --------            --------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                   10,089              25,339              34,837
      Administrative charges                          781               2,067               2,771
                                                 --------            --------           ---------
         Total expenses                            10,870              27,406              37,608
                                                 --------            --------           ---------
            Net investment income (loss)          (10,870)              4,149                 772
                                                 --------            --------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  41,490             108,427              87,540
      Realized gains (losses) on sale of
         investments                               77,899             137,083             273,159
                                                 --------            --------           ---------
            Net realized gains (losses)           119,389             245,510             360,699
                                                 --------            --------           ---------
      Change in unrealized gains (losses)
         on investments                           (52,391)             69,580            (125,412)
                                                 --------            --------           ---------
      Net increase (decrease) in net assets
         resulting from operations               $ 56,128            $319,239           $ 236,059
                                                 ========            ========           =========

                                                  JANUS ASPEN         JANUS ASPEN        JANUS ASPEN
                                             GLOBAL LIFE SCIENCES  GLOBAL TECHNOLOGY   MID CAP GROWTH
                                                  SUBACCOUNT           SUBACCOUNT        SUBACCOUNT
                                               (SERVICE SHARES)     (SERVICE SHARES)  (SERVICE SHARES)
                                             --------------------  -----------------  ----------------
INVESTMENT INCOME:
      Dividends                                     $   --              $  163            $   132
                                                    ------              ------            -------
EXPENSES:
      Mortality and expense risk
         charges                                       535                 843              3,519
      Administrative charges                            40                  71                287
                                                    ------              ------            -------
         Total expenses                                575                 914              3,806
                                                    ------              ------            -------
            Net investment income (loss)              (575)               (751)            (3,674)
                                                    ------              ------            -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                  --              1,065
      Realized gains (losses) on sale of
         investments                                 2,245               2,533              9,299
                                                    ------              ------            -------
            Net realized gains (losses)              2,245               2,533             10,364
                                                    ------              ------            -------
      Change in unrealized gains (losses)
         on investments                              2,942               6,852             26,685
                                                    ------              ------            -------
      Net increase (decrease) in net assets
         resulting from operations                  $4,612              $8,634            $33,375
                                                    ======              ======            =======

   The accompanying notes are an integral part of these financial statements.

                                                JANUS ASPEN       LMPIS PREMIER          LMPVET          LMPVET
                                             WORLDWIDE GROWTH  SELECTIONS ALL CAP  AGGRESSIVE GROWTH  APPRECIATION
                                                SUBACCOUNT           GROWTH            SUBACCOUNT      SUBACCOUNT
                                             (SERVICE SHARES)    SUBACCOUNT (a)        (CLASS I)        (CLASS I)
                                             ----------------  ------------------  -----------------  ------------
INVESTMENT INCOME:
      Dividends                                   $   256            $     7           $      --        $   8,706
                                                  -------            -------           ---------        ---------
EXPENSES:
      Mortality and expense risk
         charges                                      954                 65              32,923           19,069
      Administrative charges                           73                  5               2,576            1,445
                                                  -------            -------           ---------        ---------
         Total expenses                             1,027                 70              35,499           20,514
                                                  -------            -------           ---------        ---------
            Net investment income (loss)             (771)               (63)            (35,499)         (11,808)
                                                  -------            -------           ---------        ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --                795               9,160           68,618
      Realized gains (losses) on sale of
         investments                                7,333              1,022             134,900           88,894
                                                  -------            -------           ---------        ---------
            Net realized gains (losses)             7,333              1,817             144,060          157,512
                                                  -------            -------           ---------        ---------
      Change in unrealized gains (losses)
         on investments                            (1,183)            (1,207)           (123,462)         (85,808)
                                                  -------            -------           ---------        ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 5,379            $   547           $ (14,901)       $  59,896
                                                  =======            =======           =========        =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 LMPVET                                        LMPVET
                                              APPRECIATION     LMPVET         LMPVET        EQUITY INDEX
                                               SUBACCOUNT      CAPITAL   DIVIDEND STRATEGY   SUBACCOUNT
                                             (CLASS II) (b)  SUBACCOUNT     SUBACCOUNT       (CLASS II)
                                             --------------  ----------  -----------------  ------------
INVESTMENT INCOME:
      Dividends                                 $  5,106     $  19,238        $ 1,348         $ 17,699
                                                --------     ---------        -------         --------
EXPENSES:
      Mortality and expense risk
         charges                                   2,003       130,909          1,670           22,460
      Administrative charges                         155         9,401            142            1,817
                                                --------     ---------        -------         --------
         Total expenses                            2,158       140,310          1,812           24,277
                                                --------     ---------        -------         --------
            Net investment income (loss)           2,948      (121,072)          (464)          (6,578)
                                                --------     ---------        -------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 47,335       274,952             --           51,349
      Realized gains (losses) on sale of
         investments                               3,907       517,331         14,505           61,976
                                                --------     ---------        -------         --------
            Net realized gains (losses)           51,242       792,283         14,505          113,325
                                                --------     ---------        -------         --------
      Change in unrealized gains (losses)
         on investments                          (42,534)     (618,435)        (7,202)         (67,891)
                                                --------     ---------        -------         --------
      Net increase (decrease) in net assets
         resulting from operations              $ 11,656     $  52,776        $ 6,839         $ 38,856
                                                ========     =========        =======         ========

                                                   LMPVET
                                             FUNDAMENTAL VALUE      LMPVET
                                                 SUBACCOUNT     GLOBAL EQUITY
                                                 (CLASS I)        SUBACCOUNT
                                             -----------------  -------------
INVESTMENT INCOME:
      Dividends                                  $  15,757         $  2,954
                                                 ---------         --------
EXPENSES:
      Mortality and expense risk
         charges                                    27,184           11,254
      Administrative charges                         2,048              824
                                                 ---------         --------
         Total expenses                             29,232           12,078
                                                 ---------         --------
            Net investment income (loss)           (13,475)          (9,124)
                                                 ---------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   62,041           25,247
      Realized gains (losses) on sale of
         investments                                65,191           18,875
                                                 ---------         --------
            Net realized gains (losses)            127,232           44,122
                                                 ---------         --------
      Change in unrealized gains (losses)
         on investments                           (129,563)         (19,933)
                                                 ---------         --------
      Net increase (decrease) in net assets
         resulting from operations               $ (15,806)        $ 15,065
                                                 =========         ========

   The accompanying notes are an integral part of these financial statements.

                                                                                                LMPVET
                                               LMPVET         LMPVET          LMPVET      MULTIPLE DISCIPLINE
                                              INVESTORS  LARGE CAP GROWTH  MID CAP CORE       SUBACCOUNT-
                                             SUBACCOUNT     SUBACCOUNT      SUBACCOUNT         LARGE CAP
                                              (CLASS I)      (CLASS I)       (CLASS I)   GROWTH AND VALUE (c)
                                             ----------  ----------------  ------------  --------------------
INVESTMENT INCOME:
      Dividends                               $  3,710        $   151        $  1,464          $   4,887
                                              --------        -------        --------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                 5,912          7,764           8,781             16,314
      Administrative charges                       469            592             642              1,215
                                              --------        -------        --------          ---------
         Total expenses                          6,381          8,356           9,423             17,529
                                              --------        -------        --------          ---------
            Net investment income (loss)        (2,671)        (8,205)         (7,959)           (12,642)
                                              --------        -------        --------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                7,879             --          67,350             41,684
      Realized gains (losses) on sale of
         investments                            19,959         24,573          15,580            136,761
                                              --------        -------        --------          ---------
            Net realized gains (losses)         27,838         24,573          82,930            178,445
                                              --------        -------        --------          ---------
      Change in unrealized gains (losses)
         on investments                        (17,868)        (4,565)        (50,721)          (148,287)
                                              --------        -------        --------          ---------
      Net increase (decrease) in net assets
         resulting from operations            $  7,299        $11,803        $ 24,250          $  17,516
                                              ========        =======        ========          =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                                  LMPVET           LMPVPI          LMPVPII
                                             SMALL CAP GROWTH     ALL CAP     GROWTH AND INCOME
                                                SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                 (CLASS I)     (CLASS I) (a)    (CLASS I) (a)
                                             ----------------  -------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $     --         $  1,034         $    138
                                                 --------         --------         --------
EXPENSES:
      Mortality and expense risk
         charges                                   13,911            2,174            1,479
      Administrative charges                        1,045              169              112
                                                 --------         --------         --------
         Total expenses                            14,956            2,343            1,591
                                                 --------         --------         --------
            Net investment income (loss)          (14,956)          (1,309)          (1,453)
                                                 --------         --------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  48,489           17,932            9,950
      Realized gains (losses) on sale of
         investments                               27,489           68,479           48,280
                                                 --------         --------         --------
            Net realized gains (losses)            75,978           86,411           58,230
                                                 --------         --------         --------
      Change in unrealized gains (losses)
         on investments                           (16,580)         (68,511)         (46,763)
                                                 --------         --------         --------
      Net increase (decrease) in net assets
         resulting from operations               $ 44,442         $ 16,591         $ 10,014
                                                 ========         ========         ========


                                                  LMPVPV       LMPVPI                 LMPVPII
                                             SMALL CAP GROWTH  LARGE CAP GROWTH  AGGRESSIVE GROWTH
                                               OPPORTUNITIES   SUBACCOUNT            SUBACCOUNT
                                              SUBACCOUNT (a)   (CLASS I) (a)       (CLASS I) (a)
                                             ----------------  ----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $     55          $     --           $     --
                                                 --------          --------           --------
EXPENSES:
      Mortality and expense risk
         charges                                    1,569               836              1,905
      Administrative charges                          112                74                169
                                                 --------          --------           --------
         Total expenses                             1,681               910              2,074
                                                 --------          --------           --------
            Net investment income (loss)           (1,626)             (910)            (2,074)
                                                 --------          --------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   7,936                --                896
      Realized gains (losses) on sale of
         investments                               21,874            24,135             93,578
                                                 --------          --------           --------
            Net realized gains (losses)            29,810            24,135             94,474
                                                 --------          --------           --------
      Change in unrealized gains (losses)
         on investments                           (13,441)          (16,868)           (80,740)
                                                 --------          --------           --------
      Net increase (decrease) in net assets
         resulting from operations               $ 14,743          $  6,357           $ 11,660
                                                 ========          ========           ========

   The accompanying notes are an integral part of these financial statements.

                                                   LMPVET             LMPVIT              LMPVIT
                                             CAPITAL AND INCOME  ADJUSTABLE RATE  DIVERSIFIED STRATEGIC     LMPVIT
                                                 SUBACCOUNT           INCOME              INCOME         HIGH INCOME
                                                 (CLASS II)         SUBACCOUNT          SUBACCOUNT        SUBACCOUNT
                                             ------------------  ---------------  ---------------------  -----------
INVESTMENT INCOME:
      Dividends                                   $  39,015          $13,467             $15,641           $101,770
                                                  ---------          -------             -------           --------
EXPENSES:
      Mortality and expense risk
         charges                                     65,758            5,886               5,801             28,357
      Administrative charges                          5,027              478                 488              2,273
                                                  ---------          -------             -------           --------
         Total expenses                              70,785            6,364               6,289             30,630
                                                  ---------          -------             -------           --------
            Net investment income (loss)            (31,770)           7,103               9,352             71,140
                                                  ---------          -------             -------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   519,941               --                  --                 --
      Realized gains (losses) on sale of
         investments                                 52,555              (13)             (3,105)             1,866
                                                  ---------          -------             -------           --------
            Net realized gains (losses)             572,496              (13)             (3,105)             1,866
                                                  ---------          -------             -------           --------
      Change in unrealized gains (losses)
         on investments                            (436,867)          (8,528)             (5,756)           (99,230)
                                                  ---------          -------             -------           --------
      Net increase (decrease) in net assets
         resulting from operations                $ 103,859          $(1,438)            $   491           $(26,224)
                                                  =========          =======             =======           ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                              LORD ABBETT       LORD ABBETT
                                                LMPVIT     GROWTH AND INCOME   MID-CAP VALUE
                                             MONEY MARKET      SUBACCOUNT       SUBACCOUNT
                                              SUBACCOUNT     (CLASS VC) (a)   (CLASS VC) (a)
                                             ------------  -----------------  --------------
INVESTMENT INCOME:
      Dividends                                 $72,260        $      --        $       --
                                                -------        ---------        ----------
EXPENSES:
      Mortality and expense risk
         charges                                 29,604           11,271            30,505
      Administrative charges                      2,263              843             2,341
                                                -------        ---------        ----------
         Total expenses                          31,867           12,114            32,846
                                                -------        ---------        ----------
            Net investment income (loss)         40,393          (12,114)          (32,846)
                                                -------        ---------        ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    --               --                --
      Realized gains (losses) on sale of
         investments                                 --          325,902         1,019,726
                                                -------        ---------        ----------
            Net realized gains (losses)              --          325,902         1,019,726
                                                -------        ---------        ----------
      Change in unrealized gains (losses)
         on investments                              --         (248,836)         (519,584)
                                                -------        ---------        ----------
      Net increase (decrease) in net assets
         resulting from operations              $40,393        $  64,952        $  467,296
                                                =======        =========        ==========

                                             MIST BATTERYMARCH  MIST BLACKROCK  MIST BLACKROCK
                                               MID-CAP STOCK      HIGH YIELD    LARGE-CAP CORE
                                                 SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                 (CLASS A)         (CLASS A)     (CLASS E) (d)
                                             -----------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                   $    896         $ 83,206        $     --
                                                  --------         --------        --------
EXPENSES:
      Mortality and expense risk
         charges                                     4,609           14,471          37,739
      Administrative charges                           412            1,293           2,855
                                                  --------         --------        --------
         Total expenses                              5,021           15,764          40,594
                                                  --------         --------        --------
            Net investment income (loss)            (4,125)          67,442         (40,594)
                                                  --------         --------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   35,714               --              --
      Realized gains (losses) on sale of
         investments                                (6,294)          (2,153)          8,575
                                                  --------         --------        --------
            Net realized gains (losses)             29,420           (2,153)          8,575
                                                  --------         --------        --------
      Change in unrealized gains (losses)
         on investments                            (11,986)         (63,362)         24,447
                                                  --------         --------        --------
      Net increase (decrease) in net assets
         resulting from operations                $ 13,309         $  1,927        $ (7,572)
                                                  ========         ========        ========

   The accompanying notes are an integral part of these financial statements.

                                                                               MIST HARRIS
                                             MIST BLACKROCK    MIST DREMAN       OAKMARK      MIST JANUS
                                             LARGE-CAP CORE  SMALL-CAP VALUE  INTERNATIONAL     FORTY
                                               SUBACCOUNT       SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                                              (CLASS A) (a)     (CLASS A)       (CLASS A)     (CLASS A)
                                             --------------  ---------------  -------------  -----------
INVESTMENT INCOME:
      Dividends                                 $  21,393        $    --         $  7,664      $  1,645
                                                ---------        -------         --------      --------
EXPENSES:
      Mortality and expense risk
         charges                                   19,472            616           14,267        16,450
      Administrative charges                        1,476             45            1,175         1,330
                                                ---------        -------         --------      --------
         Total expenses                            20,948            661           15,442        17,780
                                                ---------        -------         --------      --------
            Net investment income (loss)              445           (661)          (7,778)      (16,135)
                                                ---------        -------         --------      --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 186,374            135           65,759       158,183
      Realized gains (losses) on sale of
         investments                              161,211             35           26,407        29,404
                                                ---------        -------         --------      --------
            Net realized gains (losses)           347,585            170           92,166       187,587
                                                ---------        -------         --------      --------
      Change in unrealized gains (losses)
         on investments                          (206,342)        (1,713)         (88,751)       55,855
                                                ---------        -------         --------      --------
      Net increase (decrease) in net assets
         resulting from operations              $ 141,688        $(2,204)        $ (4,363)     $227,307
                                                =========        =======         ========      ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                            MIST LEGG MASON
                                              MIST LAZARD      PARTNERS      MIST LORD ABBETT
                                                MID-CAP      MANAGED ASSETS   BOND DEBENTURE
                                              SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                             (CLASS B) (b)     (CLASS A)         (CLASS A)
                                             -------------  ---------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  --          $ 1,304           $33,300
                                                 -----          -------           -------
EXPENSES:
      Mortality and expense risk
         charges                                    79              974             9,625
      Administrative charges                         7               82               789
                                                 -----          -------           -------
         Total expenses                             86            1,056            10,414
                                                 -----          -------           -------
            Net investment income (loss)           (86)             248            22,886
                                                 -----          -------           -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --            4,579               768
      Realized gains (losses) on sale of
         investments                                (3)              41            12,942
                                                 -----          -------           -------
            Net realized gains (losses)             (3)           4,620            13,710
                                                 -----          -------           -------
      Change in unrealized gains (losses)
         on investments                           (881)          (2,599)           (9,941)
                                                 -----          -------           -------
      Net increase (decrease) in net assets
         resulting from operations               $(970)         $ 2,269           $26,655
                                                 =====          =======           =======


                                              MIST LORD ABBETT  MIST LORD ABBETT      MIST MET/AIM
                                             GROWTH AND INCOME    MID-CAP VALUE   CAPITAL APPRECIATION
                                                 SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                                 (CLASS B)        (CLASS B) (d)         (CLASS A)
                                             -----------------  ----------------  --------------------
INVESTMENT INCOME:
      Dividends                                  $  32,383          $     374            $   358
                                                 ---------          ---------            -------
EXPENSES:
      Mortality and expense risk
         charges                                    87,430             58,286              6,323
      Administrative charges                         7,133              4,474                528
                                                 ---------          ---------            -------
         Total expenses                             94,563             62,760              6,851
                                                 ---------          ---------            -------
            Net investment income (loss)           (62,180)           (62,386)            (6,493)
                                                 ---------          ---------            -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  166,399              7,883                982
      Realized gains (losses) on sale of
         investments                                79,499            (36,176)            (2,753)
                                                 ---------          ---------            -------
            Net realized gains (losses)            245,898            (28,293)            (1,771)
                                                 ---------          ---------            -------
      Change in unrealized gains (losses)
         on investments                           (148,776)          (371,931)            47,914
                                                 ---------          ---------            -------
      Net increase (decrease) in net assets
         resulting from operations               $  34,942          $(462,610)           $39,650
                                                 =========          =========            =======

   The accompanying notes are an integral part of these financial statements.

                                               MIST MET/AIM    MIST MFS EMERGING  MIST MFS RESEARCH
                                             SMALL CAP GROWTH    MARKETS EQUITY     INTERNATIONAL    MIST MFS VALUE
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                                (CLASS A)        (CLASS A) (d)      (CLASS B) (d)       (CLASS A)
                                             ----------------  -----------------  -----------------  --------------
INVESTMENT INCOME:
      Dividends                                    $  --            $    --            $    --           $     2
                                                   -----            -------            -------           -------
EXPENSES:
      Mortality and expense risk
         charges                                      19              2,508              3,024             6,484
      Administrative charges                           1                209                224               501
                                                   -----            -------            -------           -------
         Total expenses                               20              2,717              3,248             6,985
                                                   -----            -------            -------           -------
            Net investment income (loss)             (20)            (2,717)            (3,248)           (6,983)
                                                   -----            -------            -------           -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --                 --                 --             7,071
      Realized gains (losses) on sale of
         investments                                (739)             6,394                921            36,853
                                                   -----            -------            -------           -------
            Net realized gains (losses)             (739)             6,394                921            43,924
                                                   -----            -------            -------           -------
      Change in unrealized gains (losses)
         on investments                               --             40,451             10,934            (6,178)
                                                   -----            -------            -------           -------
      Net increase (decrease) in net assets
         resulting from operations                 $(759)           $44,128            $ 8,607           $30,763
                                                   =====            =======            =======           =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                   MIST            MIST PIMCO
                                             NEUBERGER BERMAN  INFLATION PROTECTED
                                                REAL ESTATE           BOND          MIST PIONEER FUND
                                                SUBACCOUNT         SUBACCOUNT           SUBACCOUNT
                                                 (CLASS A)        (CLASS A) (b)         (CLASS A)
                                             ----------------  -------------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $  14,161           $     --            $ 2,707
                                                 ---------           --------            -------
EXPENSES:
      Mortality and expense risk
         charges                                    22,719             18,096              5,898
      Administrative charges                         1,852              1,518                455
                                                 ---------           --------            -------
         Total expenses                             24,571             19,614              6,353
                                                 ---------           --------            -------
            Net investment income (loss)           (10,410)           (19,614)            (3,646)
                                                 ---------           --------            -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  113,472                 --                 --
      Realized gains (losses) on sale of
         investments                                21,555              2,822              5,458
                                                 ---------           --------            -------
            Net realized gains (losses)            135,027              2,822              5,458
                                                 ---------           --------            -------
      Change in unrealized gains (losses)
         on investments                           (330,319)           110,967              7,854
                                                 ---------           --------            -------
      Net increase (decrease) in net assets
         resulting from operations               $(205,702)          $ 94,175            $ 9,666
                                                 =========           ========            =======


                                              MIST PIONEER    MIST PIONEER    MIST THIRD AVENUE
                                             MID-CAP VALUE  STRATEGIC INCOME   SMALL CAP VALUE
                                               SUBACCOUNT      SUBACCOUNT         SUBACCOUNT
                                             (CLASS A) (a)      (CLASS A)         (CLASS B)
                                             -------------  ----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $   30          $ 4,228          $  13,401
                                                 ------          -------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                     36           11,735             34,409
      Administrative charges                          4              972              2,830
                                                 ------          -------          ---------
         Total expenses                              40           12,707             37,239
                                                 ------          -------          ---------
            Net investment income (loss)            (10)          (8,479)           (23,838)
                                                 ------          -------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 1,079               --             88,024
      Realized gains (losses) on sale of
         investments                               (512)           5,580             (9,285)
                                                 ------          -------          ---------
            Net realized gains (losses)             567            5,580             78,739
                                                 ------          -------          ---------
      Change in unrealized gains (losses)
         on investments                             176           31,290           (190,942)
                                                 ------          -------          ---------
      Net increase (decrease) in net assets
         resulting from operations               $  733          $28,391          $(136,041)
                                                 ======          =======          =========

   The accompanying notes are an integral part of these financial statements.

                                               MSF BLACKROCK    MSF BLACKROCK  MSF BLACKROCK  MSF BLACKROCK
                                             AGGRESSIVE GROWTH   BOND INCOME    BOND INCOME    MONEY MARKET
                                                 SUBACCOUNT       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                 (CLASS D)        (CLASS A)      (CLASS E)      (CLASS A)
                                             -----------------  -------------  -------------  -------------
INVESTMENT INCOME:
      Dividends                                   $     --         $27,015        $16,000        $29,451
                                                  --------         -------        -------        -------
EXPENSES:
      Mortality and expense risk
         charges                                    11,111          14,783         10,308         11,983
      Administrative charges                           960           1,197            751            890
                                                  --------         -------        -------        -------
         Total expenses                             12,071          15,980         11,059         12,873
                                                  --------         -------        -------        -------
            Net investment income (loss)           (12,071)         11,035          4,941         16,578
                                                  --------         -------        -------        -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --              --             --             --
      Realized gains (losses) on sale of
         investments                                 2,806           7,923          5,142             --
                                                  --------         -------        -------        -------
            Net realized gains (losses)              2,806           7,923          5,142             --
                                                  --------         -------        -------        -------
      Change in unrealized gains (losses)
         on investments                            114,778          12,792          8,247             --
                                                  --------         -------        -------        -------
      Net increase (decrease) in net assets
         resulting from operations                $105,513         $31,750        $18,330        $16,578
                                                  ========         =======        =======        =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             MSF CAPITAL
                                              GUARDIAN      MSF FI        MSF FI
                                             U.S. EQUITY   LARGE CAP  VALUE LEADERS
                                              SUBACCOUNT  SUBACCOUNT    SUBACCOUNT
                                              (CLASS A)    (CLASS A)    (CLASS D)
                                             -----------  ----------  -------------
INVESTMENT INCOME:
      Dividends                                $   270     $    917      $ 11,889
                                               -------     --------      --------
EXPENSES:
      Mortality and expense risk
         charges                                   514       10,822        25,781
      Administrative charges                        44          807         2,023
                                               -------     --------      --------
         Total expenses                            558       11,629        27,804
                                               -------     --------      --------
            Net investment income (loss)          (288)     (10,712)      (15,915)
                                               -------     --------      --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                3,355       38,024       128,711
      Realized gains (losses) on sale of
         investments                             1,893        2,420         3,118
                                               -------     --------      --------
            Net realized gains (losses)          5,248       40,444       131,829
                                               -------     --------      --------
      Change in unrealized gains (losses)
         on investments                         (2,252)     (17,476)      (78,997)
                                               -------     --------      --------
      Net increase (decrease) in net assets
         resulting from operations             $ 2,708     $ 12,256      $ 36,917
                                               =======     ========      ========

                                                                     MSF METLIFE      MSF METLIFE
                                                  MSF METLIFE       CONSERVATIVE    CONSERVATIVE TO
                                             AGGRESSIVE ALLOCATION   ALLOCATION   MODERATE ALLOCATION
                                                   SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                                   (CLASS B)          (CLASS B)        (CLASS B)
                                             ---------------------  ------------  -------------------
INVESTMENT INCOME:
      Dividends                                     $    30            $    --          $    --
                                                    -------            -------          -------
EXPENSES:
      Mortality and expense risk
         charges                                      1,222              2,310            3,158
      Administrative charges                            100                211              249
                                                    -------            -------          -------
         Total expenses                               1,322              2,521            3,407
                                                    -------            -------          -------
            Net investment income (loss)             (1,292)            (2,521)          (3,407)
                                                    -------            -------          -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        85                 61              322
      Realized gains (losses) on sale of
         investments                                    899              1,800            4,006
                                                    -------            -------          -------
            Net realized gains (losses)                 984              1,861            4,328
                                                    -------            -------          -------
      Change in unrealized gains (losses)
         on investments                              (2,319)             5,258            4,013
                                                    -------            -------          -------
      Net increase (decrease) in net assets
         resulting from operations                  $(2,627)           $ 4,598          $ 4,934
                                                    =======            =======          =======

   The accompanying notes are an integral part of these financial statements.

                                                                       MSF METLIFE
                                                 MSF METLIFE           MODERATE TO          MSF MFS       MSF MFS
                                             MODERATE ALLOCATION  AGGRESSIVE ALLOCATION  TOTAL RETURN  TOTAL RETURN
                                                  SUBACCOUNT            SUBACCOUNT        SUBACCOUNT    SUBACCOUNT
                                                  (CLASS B)             (CLASS B)          (CLASS B)     (CLASS F)
                                             -------------------  ---------------------  ------------  ------------
INVESTMENT INCOME:
      Dividends                                    $    35                $  --            $  5,097      $ 113,946
                                                   -------                -----            --------      ---------
EXPENSES:
      Mortality and expense risk
         charges                                     8,270                  159               4,525        104,921
      Administrative charges                           682                   11                 367          8,564
                                                   -------                -----            --------      ---------
         Total expenses                              8,952                  170               4,892        113,485
                                                   -------                -----            --------      ---------
            Net investment income (loss)            (8,917)                (170)                205            461
                                                   -------                -----            --------      ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      633                   --               8,748        192,254
      Realized gains (losses) on sale of
         investments                                 7,117                   (8)              5,614        103,006
                                                   -------                -----            --------      ---------
            Net realized gains (losses)              7,750                   (8)             14,362        295,260
                                                   -------                -----            --------      ---------
      Change in unrealized gains (losses)
         on investments                             13,496                 (818)             (8,840)      (155,925)
                                                   -------                -----            --------      ---------
      Net increase (decrease) in net assets
         resulting from operations                 $12,329                $(996)           $  5,727      $ 139,796
                                                   =======                =====            ========      =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                     MSF WESTERN
                                             MSF OPPENHEIMER   MSF T. ROWE PRICE  ASSET MANAGEMENT
                                              GLOBAL EQUITY    LARGE CAP GROWTH    HIGH YIELD BOND
                                                SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                                (CLASS B)          (CLASS B)        (CLASS A)(a)
                                             ---------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $ 34,735           $   608           $ 27,829
                                                 --------           -------           --------
EXPENSES:
      Mortality and expense risk
         charges                                   69,326             4,919              1,572
      Administrative charges                        5,433               401                144
                                                 --------           -------           --------
         Total expenses                            74,759             5,320              1,716
                                                 --------           -------           --------
            Net investment income (loss)          (40,024)           (4,712)            26,113
                                                 --------           -------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  57,593             2,805              2,386
      Realized gains (losses) on sale of
         investments                              151,201             8,922              2,237
                                                 --------           -------           --------
            Net realized gains (losses)           208,794            11,727              4,623
                                                 --------           -------           --------
      Change in unrealized gains (losses)
         on investments                            14,816            12,860            (19,846)
                                                 --------           -------           --------
      Net increase (decrease) in net assets
         resulting from operations               $183,586           $19,875           $ 10,890
                                                 ========           =======           ========

                                                MSF WESTERN
                                             ASSET MANAGEMENT          PIMCO VIT                 PIMCO VIT
                                              U.S. GOVERNMENT         REAL RETURN              TOTAL RETURN
                                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                                 (CLASS A)     (ADMINISTRATIVE CLASS)(a)  (ADMINISTRATIVE CLASS)
                                             ----------------  -------------------------  ----------------------
INVESTMENT INCOME:
      Dividends                                   $5,587                $ 22,943                 $183,579
                                                  ------                --------                 --------
EXPENSES:
      Mortality and expense risk
         charges                                   3,360                   8,681                   73,993
      Administrative charges                         280                     730                    5,740
                                                  ------                --------                 --------
         Total expenses                            3,640                   9,411                   79,733
                                                  ------                --------                 --------
            Net investment income (loss)           1,947                  13,532                  103,846
                                                  ------                --------                 --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --                      --                       --
      Realized gains (losses) on sale of
         investments                               2,816                 (75,539)                 (25,046)
                                                  ------                --------                 --------
            Net realized gains (losses)            2,816                 (75,539)                 (25,046)
                                                  ------                --------                 --------
      Change in unrealized gains (losses)
         on investments                             (865)                 89,851                  160,483
                                                  ------                --------                 --------
      Net increase (decrease) in net assets
         resulting from operations                $3,898                $ 27,844                 $239,283
                                                  ======                ========                 ========

   The accompanying notes are an integral part of these financial statements.

                                                   PUTNAM VT          PUTNAM VT     VAN KAMPEN LIT  VAN KAMPEN LIT
                                             INTERNATIONAL EQUITY  SMALL CAP VALUE     COMSTOCK       ENTERPRISE
                                                  SUBACCOUNT          SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                (CLASS IB) (a)      (CLASS IB) (a)    (CLASS II)      (CLASS II)
                                             --------------------  ---------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                    $   6,712          $   6,178        $  54,518       $     30
                                                   ---------          ---------        ---------       --------
EXPENSES:
      Mortality and expense risk
         charges                                       1,571              6,250           61,931            786
      Administrative charges                             116                547            4,785             60
                                                   ---------          ---------        ---------       --------
         Total expenses                                1,687              6,797           66,716            846
                                                   ---------          ---------        ---------       --------
            Net investment income (loss)               5,025               (619)         (12,198)          (816)
                                                   ---------          ---------        ---------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     29,055            123,553           75,625             --
      Realized gains (losses) on sale of
         investments                                  85,415            166,260          161,268         37,144
                                                   ---------          ---------        ---------       --------
            Net realized gains (losses)              114,470            289,813          236,893         37,144
                                                   ---------          ---------        ---------       --------
      Change in unrealized gains (losses)
         on investments                             (101,552)          (215,168)        (315,934)       (29,724)
                                                   ---------          ---------        ---------       --------
      Net increase (decrease) in net assets
         resulting from operations                 $  17,943          $  74,026        $ (91,239)      $  6,604
                                                   =========          =========        =========       ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                              VAN KAMPEN LIT
                                             STRATEGIC GROWTH
                                                SUBACCOUNT
                                                 (CLASS I)
                                             ----------------
INVESTMENT INCOME:
      Dividends                                   $    57
                                                  -------
EXPENSES:
      Mortality and expense risk
         charges                                    1,503
      Administrative charges                          124
                                                  -------
         Total expenses                             1,627
                                                  -------
            Net investment income (loss)           (1,570)
                                                  -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --
      Realized gains (losses) on sale of
         investments                               22,444
                                                  -------
            Net realized gains (losses)            22,444
                                                  -------
      Change in unrealized gains (losses)
         on investments                            (8,600)
                                                  -------
      Net increase (decrease) in net assets
         resulting from operations                $12,274
                                                  =======

   The accompanying notes are an integral part of these financial statements.

                 METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT
                     VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                      AIM V.I. UTILITIES   ALGER AMERICAN LEVERAGED ALLCAP  AMERICAN FUNDS GLOBAL GROWTH
                                          SUBACCOUNT                  SUBACCOUNT                     SUBACCOUNT
                                          (SERIES I)                  (CLASS S)                       (CLASS 2)
                                     -------------------   -------------------------------  ----------------------------
                                       2007       2006             2007       2006                2007         2006
                                     --------   --------         --------   --------           ----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (364)  $    476         $ (2,975)  $ (1,744)          $   24,026   $  (47,873)
   Net realized gains (losses)         12,017      7,461           20,130     13,126              515,798      202,895
   Change in unrealized gains
      (losses) on investments           2,595      5,103           20,810      5,185              (43,120)     514,692
                                     --------   --------         --------   --------           ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations               14,248     13,040           37,965     16,567              496,704      669,714
                                     --------   --------         --------   --------           ----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --         --               --         --               21,270       68,429
   Transfers from other funding
      options                          42,106     51,202          135,151     21,817              313,320      311,646
   Contract charges                       (10)        (9)             (14)       (23)                (223)        (238)
   Contract surrenders                   (498)   (18,268)          (6,073)      (547)            (649,599)    (614,443)
   Transfers to other funding
      options                         (47,144)   (40,426)         (58,540)   (78,317)            (271,654)    (173,458)
   Other receipts (payments)               --         --          (10,392)       (70)             (44,615)     (24,145)
                                     --------   --------         --------   --------           ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (5,546)    (7,501)          60,132    (57,140)            (631,501)    (432,209)
                                     --------   --------         --------   --------           ----------   ----------
      Net increase (decrease)
         in net assets                  8,702      5,539           98,097    (40,573)            (134,797)     237,505
NET ASSETS:
   Beginning of period                 60,252     54,713          108,959    149,532            4,187,057    3,949,552
                                     --------   --------         --------   --------           ----------   ----------
   End of period                     $ 68,954   $ 60,252         $207,056   $108,959           $4,052,260   $4,187,057
                                     ========   ========         ========   ========           ==========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                     AMERICAN FUNDS GROWTH-INCOME    AMERICAN FUNDS GROWTH
                                              SUBACCOUNT                   SUBACCOUNT
                                               (CLASS 2)                   (CLASS 2)
                                     ----------------------------  -------------------------
                                           2007          2006          2007          2006
                                       -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   (62,427)  $   (61,794)  $  (144,757)  $  (147,857)
   Net realized gains (losses)             846,835       641,520     1,647,328       646,014
   Change in unrealized gains
      (losses) on investments             (491,644)      526,310      (453,323)      330,549
                                       -----------   -----------   -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations                   292,764     1,106,036     1,049,248       828,706
                                       -----------   -----------   -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  12,946       386,397        75,328       174,256
   Transfers from other funding
      options                              123,631       253,444       125,668       658,188
   Contract charges                           (524)         (601)         (630)         (738)
   Contract surrenders                  (1,334,784)   (1,561,276)   (2,228,632)   (1,853,190)
   Transfers to other funding
      options                             (540,247)     (604,481)     (604,360)     (350,759)
   Other receipts (payments)              (196,037)     (127,854)     (119,320)     (205,831)
                                       -----------   -----------   -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (1,935,015)   (1,654,371)   (2,751,946)   (1,578,074)
                                       -----------   -----------   -----------   -----------
      Net increase (decrease)
         in net assets                  (1,642,251)     (548,335)   (1,702,698)     (749,368)
NET ASSETS:
   Beginning of period                   9,039,402     9,587,737    10,850,672    11,600,040
                                       -----------   -----------   -----------   -----------
   End of period                       $ 7,397,151   $ 9,039,402   $ 9,147,974   $10,850,672
                                       ===========   ===========   ===========   ===========

                                      CREDIT SUISSE TRUST   CREDIT SUISSE TRUST
                                       EMERGING MARKETS       GLOBAL SMALL CAP
                                          SUBACCOUNT             SUBACCOUNT
                                     --------------------   -------------------
                                      2007 (a)     2006       2007       2006
                                     ---------   --------   -------   --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (1,031)  $ (2,111)  $   (73)  $   (365)
   Net realized gains (losses)          72,475     18,789     1,357      4,133
   Change in unrealized gains
      (losses) on investments          (68,034)    25,395    (1,605)    (2,117)
                                     ---------   --------   -------   --------
      Net increase (decrease)
         in net assets resulting
         from operations                 3,410     42,073      (321)     1,651
                                     ---------   --------   -------   --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  --        400        --         16
   Transfers from other funding
      options                              806     47,130        --      2,394
   Contract charges                         --        (17)       (3)        (6)
   Contract surrenders                 (16,081)   (35,484)   (5,991)   (21,638)
   Transfers to other funding
      options                         (186,538)   (11,501)     (154)    (1,351)
   Other receipts (payments)             1,377     (3,393)    1,072       (141)
                                     ---------   --------   -------   --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (200,436)    (2,865)   (5,076)   (20,726)
                                     ---------   --------   -------   --------
      Net increase (decrease)
         in net assets                (197,026)    39,208    (5,397)   (19,075)
NET ASSETS:
   Beginning of period                 197,026    157,818     7,356     26,431
                                     ---------   --------   -------   --------
   End of period                     $      --   $197,026   $ 1,959   $  7,356
                                     =========   ========   =======   ========

   The accompanying notes are an integral part of these financial statements.

                                                             DREYFUS SOCIALLY
                                     DREYFUS MIDCAP STOCK   RESPONSIBLE GROWTH  DREYFUS VIF APPRECIATION
                                          SUBACCOUNT            SUBACCOUNT             SUBACCOUNT
                                       (SERVICE SHARES)      (SERVICE SHARES)       (INITIAL SHARES)
                                     ---------------------  ------------------  ------------------------
                                        2007       2006      2007       2006        2007        2006
                                      --------   ---------  ------    --------    --------   ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $ (7,628)  $  (8,889) $  (48)   $  (110)    $   (259)   $     58
   Net realized gains (losses)          53,389     101,265      51        487        7,558      11,661
   Change in unrealized gains
      (losses) on investments          (48,183)    (61,987)    132        (37)      (1,985)      6,976
                                      --------   ---------  ------    -------     --------    --------
      Net increase (decrease)
         in net assets resulting
         from operations                (2,422)     30,389     135        340        5,314      18,695
                                      --------   ---------  ------    -------     --------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 200       2,032      --         --           --          --
   Transfers from other funding
      options                            7,735      10,370      --        115            4       5,209
   Contract charges                        (49)        (73)     --         (4)         (10)        (16)
   Contract surrenders                 (23,336)   (159,829)   (209)    (3,170)     (31,231)    (87,617)
   Transfers to other funding
      options                          (28,695)     (3,775)     --         --         (302)     (1,995)
   Other receipts (payments)           (11,442)     (4,252)     (3)        --           --          --
                                      --------   ---------  ------    -------     --------    --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (55,587)   (155,527)   (212)    (3,059)     (31,539)    (84,419)
                                      --------   ---------  ------    -------     --------    --------
      Net increase (decrease)
         in net assets                 (58,009)   (125,138)    (77)    (2,719)     (26,225)    (65,724)
NET ASSETS:
   Beginning of period                 439,622     564,760   2,627      5,346      102,224     167,948
                                      --------   ---------  ------    -------     --------    --------
   End of period                      $381,613   $ 439,622  $2,550    $ 2,627     $ 75,999    $102,224
                                      ========   =========  ======    =======     ========    ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.


                                     DREYFUS VIF DEVELOPING LEADERS  DWS VIT EQUITY 500 INDEX
                                               SUBACCOUNT                   SUBACCOUNT
                                            (INITIAL SHARES)                (CLASS 2)
                                     ------------------------------  ------------------------
                                           2007          2006            2007        2006
                                         ----------   ---------        ---------   --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (5,054)   $  (8,329)      $  (4,725)   $ (5,952)
   Net realized gains (losses)              57,650       77,057          22,443       2,255
   Change in unrealized gains
      (losses) on investments             (106,499)     (55,956)         (1,870)     64,229
                                         ---------    ---------       ---------    --------
      Net increase (decrease)
         in net assets resulting
         from operations                   (53,903)      12,772          15,848      60,532
                                         ---------    ---------       ---------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  19,255        8,522              --          --
   Transfers from other funding
      options                               18,294       18,744          17,496      80,363
   Contract charges                            (64)         (95)            (48)        (58)
   Contract surrenders                     (69,833)    (119,583)        (39,826)    (14,281)
   Transfers to other funding
      options                              (30,644)     (79,427)        (87,979)    (23,485)
   Other receipts (payments)                (9,363)      (3,783)         (5,615)        (73)
                                         ---------    ---------       ---------    --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        (72,355)    (175,622)       (115,972)     42,466
                                         ---------    ---------       ---------    --------
      Net increase (decrease)
         in net assets                    (126,258)    (162,850)       (100,124)    102,998
NET ASSETS:
   Beginning of period                     478,268      641,118         567,631     464,633
                                         ---------    ---------       ---------    --------
   End of period                         $ 352,010    $ 478,268       $ 467,507    $567,631
                                         =========    =========       =========    ========

                                         DWS VIT RREEF
                                     REAL ESTATE SECURITIES  DWSI GLOBAL OPPORTUNITIES
                                          SUBACCOUNT                SUBACCOUNT
                                           (CLASS B)                (CLASS B)
                                     ----------------------  -------------------------
                                        2007        2006         2007         2006
                                     ---------   ---------     --------    ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (4,121)  $  (9,055)    $ (1,975)   $ (2,524)
   Net realized gains (losses)         111,609      68,544       28,340      27,013
   Change in unrealized gains
      (losses) on investments         (154,931)     81,183      (11,233)     22,221
                                     ---------   ---------     --------    --------
      Net increase (decrease)
         in net assets resulting
         from operations               (47,443)    140,672       15,132      46,710
                                     ---------   ---------     --------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 271      12,480           --       4,213
   Transfers from other funding
      options                           31,897      51,292        3,025         759
   Contract charges                        (49)        (69)         (21)        (25)
   Contract surrenders                (191,193)   (163,871)      (6,945)    (67,076)
   Transfers to other funding
      options                          (15,494)    (64,013)     (16,032)    (27,881)
   Other receipts (payments)               294      (3,427)       1,055      (3,078)
                                     ---------   ---------     --------    --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (174,274)   (167,608)     (18,918)    (93,088)
                                     ---------   ---------     --------    --------
      Net increase (decrease)
         in net assets                (221,717)    (26,936)      (3,786)    (46,378)
NET ASSETS:
   Beginning of period                 468,524     495,460      227,696     274,074
                                     ---------   ---------     --------    --------
   End of period                     $ 246,807   $ 468,524     $223,910    $227,696
                                     =========   =========     ========    ========

   The accompanying notes are an integral part of these financial statements.

                                       DWSI CAPITAL GROWTH     DWSI GROWTH & INCOME      DWSI HEALTH CARE
                                           SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                           (CLASS B)                (CLASS B)                (CLASS B)
                                     ----------------------  ----------------------  ----------------------
                                        2007        2006        2007        2006        2007        2006
                                     ----------  ----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (11,096)   $ (8,817)   $ (2,127)   $ (2,544)   $ (2,555)  $  (3,292)
   Net realized gains (losses)          30,285      19,751       7,363       2,860      10,653      12,681
   Change in unrealized gains
      (losses) on investments           37,592      16,274      (6,842)     19,042       5,177      (6,272)
                                     ---------    --------    --------    --------    --------   ---------
      Net increase (decrease)
         in net assets resulting
         from operations                56,781      27,208      (1,606)     19,358      13,275       3,117
                                     ---------    --------    --------    --------    --------   ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              28,478      17,793         200         300         100       3,237
   Transfers from other funding
      options                           56,299     257,846         910         396         559       3,831
   Contract charges                        (57)        (46)        (14)        (18)        (12)        (21)
   Contract surrenders                (128,939)    (83,594)     (7,901)    (12,524)     (8,254)   (120,068)
   Transfers to other funding
      options                          (55,705)    (44,130)       (275)       (725)     (5,197)     (1,687)
   Other receipts (payments)            (3,302)     (2,231)     (8,170)         --          --      (4,477)
                                     ---------    --------    --------    --------    --------   ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (103,226)    145,638     (15,250)    (12,571)    (12,804)   (119,185)
                                     ---------    --------    --------    --------    --------   ---------
      Net increase (decrease)
         in net assets                 (46,445)    172,846     (16,856)      6,787         471    (116,068)
NET ASSETS:
   Beginning of period                 667,552     494,706     191,752     184,965     126,965     243,033
                                     ---------    --------    --------    --------    --------   ---------
   End of period                     $ 621,107    $667,552    $174,896    $191,752    $127,436   $ 126,965
                                     =========    ========    ========    ========    ========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                        DWSII BALANCED        DWSI INTERNATIONAL
                                          SUBACCOUNT              SUBACCOUNT
                                           (CLASS B)               (CLASS B)
                                    ----------------------  ----------------------
                                        2007        2006        2007      2006 (b)
                                    ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  1,085   $     141    $    171   $  (1,057)
   Net realized gains (losses)          7,922      16,392      29,923      35,530
   Change in unrealized gains
      (losses) on investments          (5,819)     (1,277)     10,834      38,468
                                     --------   ---------    --------   ---------
      Net increase (decrease)
         in net assets resulting
         from operations                3,188      15,256      40,928      72,941
                                     --------   ---------    --------   ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --          --         172      10,323
   Transfers from other funding
      options                           1,296         967       6,758      50,815
   Contract charges                       (50)        (59)        (68)        (62)
   Contract surrenders                (18,293)   (204,120)    (29,833)    (38,472)
   Transfers to other funding
      options                         (25,156)       (664)    (33,120)   (110,337)
   Other receipts (payments)           (8,319)         --       1,176      (4,677)
                                     --------   ---------    --------   ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (50,522)   (203,876)    (54,915)    (92,410)
                                     --------   ---------    --------   ---------
      Net increase (decrease)
         in net assets                (47,334)   (188,620)    (13,987)    (19,469)
NET ASSETS:
   Beginning of period                154,579     343,199     370,615     390,084
                                     --------   ---------    --------   ---------
   End of period                     $107,245   $ 154,579    $356,628   $ 370,615
                                     ========   =========    ========   =========

                                    DWSII STRATEGIC INCOME      DWSII BLUE CHIP
                                          SUBACCOUNT              SUBACCOUNT
                                          (CLASS B)               (CLASS B)
                                    ----------------------  ----------------------
                                       2007        2006        2007        2006
                                    ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  5,336    $  6,573    $ (3,871)  $  (6,183)
   Net realized gains (losses)          1,010        (504)     55,256      76,795
   Change in unrealized gains
      (losses) on investments          (2,538)      4,562     (44,481)    (13,471)
                                     --------    --------    --------   ---------
      Net increase (decrease)
         in net assets resulting
         from operations                3,808      10,631       6,904      57,141
                                     --------    --------    --------   ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --          --          84       1,648
   Transfers from other funding
      options                           2,146      16,099       3,793      18,689
   Contract charges                       (19)        (22)        (52)        (65)
   Contract surrenders                (31,812)    (73,838)    (51,234)   (281,169)
   Transfers to other funding
      options                          (1,646)    (15,784)    (21,205)    (19,991)
   Other receipts (payments)          (10,326)         --      (8,222)     (6,090)
                                     --------    --------    --------   ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (41,657)    (73,545)    (76,836)   (286,978)
                                     --------    --------    --------   ---------
      Net increase (decrease)
         in net assets                (37,849)    (62,914)    (69,932)   (229,837)
NET ASSETS:
   Beginning of period                157,297     220,211     356,466     586,303
                                     --------    --------    --------   ---------
   End of period                     $119,448    $157,297    $286,534   $ 356,466
                                     ========    ========    ========   =========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII CONSERVATIVE ALLOCATION  DWSII CORE FIXED INCOME  DWSII DAVIS VENTURE VALUE
                                               SUBACCOUNT                 SUBACCOUNT                SUBACCOUNT
                                               (CLASS B)                   (CLASS B)                 (CLASS B)
                                     -----------------------------  -----------------------  -------------------------
                                           2007           2006         2007          2006         2007         2006
                                        ---------       --------     --------     ---------    ---------    ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $   2,057       $ (1,223)    $ 13,794     $   9,684    $ (10,594)   $  (15,303)
   Net realized gains (losses)             16,470         10,721       (1,616)       (3,781)      74,952       122,960
   Change in unrealized gains
      (losses) on investments              (9,500)         6,857         (643)        6,915      (49,406)      (11,836)
                                        ---------       --------     --------     ---------    ---------    ----------
      Net increase (decrease)
         in net assets resulting
         from operations                    9,027         16,355       11,535        12,818       14,952        95,821
                                        ---------       --------     --------     ---------    ---------    ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                     --         31,796          210         2,961       14,116        20,593
   Transfers from other funding
      options                             122,178         18,859       41,983        61,239       57,892        12,935
   Contract charges                           (53)           (14)        (123)         (132)         (96)         (146)
   Contract surrenders                   (163,323)       (33,781)     (56,654)     (114,798)    (202,524)     (411,373)
   Transfers to other funding
      options                                 (22)       (61,761)     (22,956)       (5,316)     (50,395)     (220,308)
   Other receipts (payments)                   --        (52,140)     (10,987)           --       (6,883)       (9,535)
                                        ---------       --------     --------     ---------    ---------    ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (41,220)       (97,041)     (48,527)      (56,046)    (187,890)     (607,834)
                                        ---------       --------     --------     ---------    ---------    ----------
      Net increase (decrease)
         in net assets                    (32,193)       (80,686)     (36,992)      (43,228)    (172,938)     (512,013)
NET ASSETS:
   Beginning of period                    207,502        288,188      694,479       737,707      762,374     1,274,387
                                        ---------       --------     --------     ---------    ---------    ----------
   End of period                        $ 175,309       $207,502     $657,487     $ 694,479    $ 589,436    $  762,374
                                        =========       ========     ========     =========    =========    ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                          DWSII DREMAN           DWSII DREMAN                              DWSII GOVERNMENT &
                                       HIGH RETURN EQUITY     SMALL MID CAP VALUE   DWSII GLOBAL THEMATIC   AGENCY SECURITIES
                                           SUBACCOUNT             SUBACCOUNT              SUBACCOUNT           SUBACCOUNT
                                            (CLASS B)              (CLASS B)              (CLASS B)            (CLASS B)
                                     ----------------------  ---------------------  ---------------------  ------------------
                                        2007        2006        2007       2006        2007       2006       2007      2006
                                     ----------  ----------  ---------  ----------  ---------   ---------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (10,847) $   (6,999) $  (8,143) $  (13,812) $  (3,324)  $  (4,338) $  8,439  $  6,797
   Net realized gains (losses)           70,266     120,778    181,261     156,062     49,904      89,160    (1,200)   (2,454)
   Change in unrealized gains
      (losses) on investments          (108,671)     78,271   (153,187)     52,944    (33,452)    (26,151)    3,468     1,557
                                     ----------  ----------  ---------  ----------  ---------   ---------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                (49,252)    192,050     19,931     195,194     13,128      58,671    10,707     5,900
                                     ----------  ----------  ---------  ----------  ---------   ---------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               32,745       9,086         --      23,153         --         600       180     3,472
   Transfers from other funding
      options                            37,269     399,805      3,436       2,111      2,681     184,403     3,760     6,269
   Contract charges                        (130)       (147)       (89)       (116)       (32)        (31)      (56)      (51)
   Contract surrenders                 (172,441)   (155,820)  (359,665)   (249,105)   (14,467)   (185,127)  (32,447)  (37,827)
   Transfers to other funding
      options                          (148,318)   (208,388)   (55,747)   (110,078)   (98,674)   (150,698)   (6,724)  (62,020)
   Other receipts (payments)            (14,833)    (10,053)     2,891      (6,028)        --      (4,743)     (103)       --
                                     ----------  ----------  ---------  ----------  ---------   ---------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (265,708)     34,483   (409,174)   (340,063)  (110,492)   (155,596)  (35,390)  (90,157)
                                     ----------  ----------  ---------  ----------  ---------   ---------  --------  --------
      Net increase (decrease)
         in net assets                 (314,960)    226,533   (389,243)   (144,869)   (97,364)    (96,925)  (24,683)  (84,257)
NET ASSETS:
   Beginning of period                1,454,401   1,227,868    871,855   1,016,724    232,720     329,645   329,841   414,098
                                     ----------  ----------  ---------  ----------  ---------   ---------  --------  --------
   End of period                     $1,139,441  $1,454,401  $ 482,612  $  871,855  $ 135,356   $ 232,720  $305,158  $329,841
                                     ==========  ==========  =========  ==========  =========   =========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                                    DWSII GROWTH ALLOCATION    DWSII HIGH INCOME    DWSII INTERNATIONAL SELECT EQUITY
                                           SUBACCOUNT             SUBACCOUNT                   SUBACCOUNT
                                           (CLASS B)               (CLASS B)                    (CLASS B)
                                    -----------------------  ---------------------  ---------------------------------
                                       2007         2006        2007       2006            2007            2006
                                    ----------  -----------  ----------  ---------  ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     396   $  (3,553)   $  45,825  $  50,199       $   2,612      $ (1,459)
   Net realized gains (losses)          26,541      17,524       (6,076)    (1,126)         87,344        25,678
   Change in unrealized gains
      (losses) on investments          (16,033)     15,782      (39,246)    14,880         (42,861)       43,685
                                     ---------   ---------    ---------  ---------       ---------      --------
      Net increase (decrease)
         in net assets resulting
         from operations                10,904      29,753          503     63,953          47,095        67,904
                                     ---------   ---------    ---------  ---------       ---------      --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  --          --          491     39,543              --         5,336
   Transfers from other funding
      options                               18       5,033       39,165    336,782         148,395        82,244
   Contract charges                        (30)        (30)         (44)       (72)            (44)          (52)
   Contract surrenders                    (789)   (131,469)    (364,997)  (301,214)       (109,204)      (47,425)
   Transfers to other funding
      options                             (444)       (397)     (29,892)  (315,698)       (119,027)      (51,320)
   Other receipts (payments)          (109,859)         --      (11,153)        --          (4,308)       (6,192)
                                     ---------   ---------    ---------  ---------       ---------      --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (111,104)   (126,863)    (366,430)  (240,659)        (84,188)      (17,409)
                                     ---------   ---------    ---------  ---------       ---------      --------
      Net increase (decrease)
         in net assets                (100,200)    (97,110)    (365,927)  (176,706)        (37,093)       50,495
NET ASSETS:
   Beginning of period                 217,594     314,704      780,453    957,159         364,864       314,369
                                     ---------   ---------    ---------  ---------       ---------      --------
   End of period                     $ 117,394   $ 217,594    $ 414,526  $ 780,453       $ 327,771      $364,864
                                     =========   =========    =========  =========       =========      ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                    DWSII JANUS GROWTH & INCOME  DWSII LARGE CAP VALUE
                                             SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                 (CLASS B)
                                    ---------------------------  ---------------------
                                          2007         2006          2007       2006
                                    ------------  -------------  ---------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $ (4,105)   $  (4,476)    $  (1,217)  $ (3,610)
   Net realized gains (losses)            5,590       40,338        59,164     17,268
   Change in unrealized gains
      (losses) on investments             8,083      (14,771)      (19,338)    48,702
                                       --------    ---------     ---------   --------
      Net increase (decrease)
         in net assets resulting
         from operations                  9,568       21,091        38,609     62,360
                                       --------    ---------     ---------   --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   --        3,604            --     14,967
   Transfers from other funding
      options                             3,527       14,008         1,188      8,364
   Contract charges                          (6)          (7)          (71)      (102)
   Contract surrenders                   (8,799)    (189,523)     (158,645)   (81,555)
   Transfers to other funding
      options                            (1,145)      (3,575)      (39,917)   (19,451)
   Other receipts (payments)               (223)          --        (6,757)    (4,552)
                                       --------    ---------     ---------   --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (6,646)    (175,493)     (204,202)   (82,329)
                                       --------    ---------     ---------   --------
      Net increase (decrease)
         in net assets                    2,922     (154,402)     (165,593)   (19,969)
NET ASSETS:
   Beginning of period                  224,658      379,060       510,646    530,615
                                       --------    ---------     ---------   --------
   End of period                       $227,580    $ 224,658     $ 345,053   $510,646
                                       ========    =========     =========   ========

                                    DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION
                                         SUBACCOUNT               SUBACCOUNT
                                          (CLASS B)               (CLASS B)
                                    --------------------  -------------------------
                                       2007       2006        2007          2006
                                    ---------  ---------  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   (128)   $  (268)    $    188    $ (6,747)
   Net realized gains (losses)         2,099        521       22,475       7,175
   Change in unrealized gains
      (losses) on investments         (1,275)     1,114       (7,489)     42,302
                                    --------    -------     --------    --------
      Net increase (decrease)
         in net assets resulting
         from operations                 696      1,367       15,174      42,730
                                    --------    -------     --------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                --         --           --          --
   Transfers from other funding
      options                             --        502       48,341       6,818
   Contract charges                       (3)        (8)         (60)        (30)
   Contract surrenders                (3,382)    (2,833)      (8,007)    (25,581)
   Transfers to other funding
      options                             --       (211)        (505)       (394)
   Other receipts (payments)          (7,054)        --           --          --
                                    --------    -------     --------    --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions  (10,439)    (2,550)      39,769     (19,187)
                                    --------    -------     --------    --------
      Net increase (decrease)
         in net assets                (9,743)    (1,183)      54,943      23,543
NET ASSETS:
   Beginning of period                13,426     14,609      533,026     509,483
                                    --------    -------     --------    --------
   End of period                    $  3,683    $13,426     $587,969    $533,026
                                    ========    =======     ========    ========

   The accompanying notes are an integral part of these financial statements.

                                                                   DWSII SMALL
                                        DWSII MONEY MARKET         CAP GROWTH       DWSII TECHNOLOGY
                                            SUBACCOUNT             SUBACCOUNT          SUBACCOUNT
                                            (CLASS B)               (CLASS B)           (CLASS B)
                                     ------------------------  ------------------  ------------------
                                         2007         2006       2007      2006      2007      2006
                                     -----------  -----------  --------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   317,712  $   295,842  $ (3,799) $ (4,287) $ (4,703) $ (4,162)
   Net realized gains (losses)                --           --     8,419    12,119    13,226       654
   Change in unrealized gains
      (losses) on investments                 --           --     1,586       (63)   17,480     1,730
                                     -----------  -----------  --------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                 317,712      295,842     6,206     7,769    26,003    (1,778)
                                     -----------  -----------  --------  --------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 8,302        7,280        60     1,260        21     3,095
   Transfers from other funding
      options                            409,123      976,043     5,568     6,993    95,781    41,707
   Contract charges                          (63)         (98)      (69)      (35)      (25)      (25)
   Contract surrenders                   (61,587)  (1,214,739)   (5,721)  (59,265)     (759)   (2,197)
   Transfers to other funding
      options                           (277,154)    (425,899)  (27,712)   (4,561)  (96,334)     (885)
   Other receipts (payments)                 265           --    (6,356)   (4,117)   (8,666)   (2,956)
                                     -----------  -----------  --------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       78,886     (657,413)  (34,230)  (59,725)   (9,982)   38,739
                                     -----------  -----------  --------  --------  --------  --------
      Net increase (decrease)
         in net assets                   396,598     (361,571)  (28,024)  (51,956)   16,021    36,961
NET ASSETS:
   Beginning of period                11,738,503   12,100,074   184,643   236,599   254,110   217,149
                                     -----------  -----------  --------  --------  --------  --------
   End of period                     $12,135,101  $11,738,503  $156,619  $184,643  $270,131  $254,110
                                     ===========  ===========  ========  ========  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                                                                                             FIDELITY VIP
                                         DWSII TURNER            FIDELITY VIP          FIDELITY VIP        DYNAMIC CAPITAL
                                        MID CAP GROWTH           CONTRAFUND             CONTRAFUND           APPRECIATION
                                          SUBACCOUNT             SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                           (CLASS B)          (SERVICE CLASS 2)       (SERVICE CLASS)     (SERVICE CLASS 2)
                                     --------------------  ----------------------  --------------------  -------------------
                                        2007       2006       2007        2006        2007       2006      2007       2006
                                     ---------  ---------  ----------  ----------  ---------  ---------  --------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (3,872) $  (6,456) $  (15,389) $  (13,077) $  (9,654) $  (7,040) $   (946) $  (2,549)
   Net realized gains (losses)          45,182     48,067     369,504     165,972    207,780    106,590    10,417     32,868
   Change in unrealized gains
      (losses) on investments           (2,839)   (32,324)   (188,828)    (44,700)  (106,508)   (40,331)   (6,237)   (17,535)
                                     ---------  ---------  ----------  ----------  ---------  ---------  --------  ---------
      Net increase (decrease)
         in net assets resulting
         from operations                38,471      9,287     165,287     108,195     91,618     59,219     3,234     12,784
                                     ---------  ---------  ----------  ----------  ---------  ---------  --------  ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 247     12,325         248      33,172         --      5,000        --         --
   Transfers from other funding
      options                          136,398     11,926     164,110     152,305     31,250    123,163    10,000     37,556
   Contract charges                        (37)       (44)        (66)       (113)       (21)       (31)       (3)        (3)
   Contract surrenders                (134,529)   (49,512)   (317,118)   (243,008)  (290,854)  (174,989)   (2,069)  (113,395)
   Transfers to other funding
      options                         (122,209)  (136,693)    (98,324)    (81,199)   (12,892)   (14,312)       --    (64,090)
   Other receipts (payments)            (1,397)        --     (13,690)         --         --         --   (13,968)        --
                                     ---------  ---------  ----------  ----------  ---------  ---------  --------  ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (121,527)  (161,998)   (264,840)   (138,843)  (272,517)   (61,169)   (6,040)  (139,932)
                                     ---------  ---------  ----------  ----------  ---------  ---------  --------  ---------
      Net increase (decrease)
         in net assets                 (83,056)  (152,711)    (99,553)    (30,648)  (180,899)    (1,950)   (2,806)  (127,148)
NET ASSETS:
   Beginning of period                 260,798    413,509   1,210,860   1,241,508    646,646    648,596    62,470    189,618
                                     ---------  ---------  ----------  ----------  ---------  ---------  --------  ---------
   End of period                     $ 177,742  $ 260,798  $1,111,307  $1,210,860  $ 465,747  $ 646,646  $ 59,664  $  62,470
                                     =========  =========  ==========  ==========  =========  =========  ========  =========

   The accompanying notes are an integral part of these financial statements.

                                                              FTVIPT FRANKLIN INCOME  FTVIPT FRANKLIN SMALL-MID CAP
                                       FIDELITY VIP MID CAP        SECURITIES              GROWTH SECURITIES
                                           SUBACCOUNT              SUBACCOUNT                  SUBACCOUNT
                                        (SERVICE CLASS 2)          (CLASS 2)                   (CLASS 2)
                                     -----------------------  ----------------------  -----------------------------
                                       2007        2006          2007        2006         2007           2006
                                     ----------  -----------  ---------  -----------  -----------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (24,940)  $  (36,777) $   3,902   $  3,670     $ (10,870)     $  (21,949)
   Net realized gains (losses)          274,233      413,745     24,251      1,364       119,389         144,609
   Change in unrealized gains
      (losses) on investments           (43,285)    (186,473)   (21,223)    30,214       (52,391)        (77,575)
                                     ----------   ----------  ---------   --------     ---------      ----------
      Net increase (decrease)
         in net assets resulting
         from operations                206,008      190,495      6,930     35,248        56,128          45,085
                                     ----------   ----------  ---------   --------     ---------      ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               15,200       54,054      1,038         --            --              --
   Transfers from other funding
      options                           129,231      370,118      3,294     13,120        51,323          83,805
   Contract charges                        (138)        (147)       (24)       (12)          (30)            (32)
   Contract surrenders                 (466,794)    (682,211)  (102,109)   (32,296)     (237,669)       (337,871)
   Transfers to other funding
      options                          (137,620)    (206,098)   (46,702)        --       (48,087)       (327,499)
   Other receipts (payments)            (15,003)     (10,174)        --         --       (12,616)        (35,298)
                                     ----------   ----------  ---------   --------     ---------      ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (475,124)    (474,458)  (144,503)   (19,188)     (247,079)       (616,895)
                                     ----------   ----------  ---------   --------     ---------      ----------
      Net increase (decrease)
         in net assets                 (269,116)    (283,963)  (137,573)    16,060      (190,951)       (571,810)
                                     ----------   ----------  ---------   --------     ---------      ----------
NET ASSETS:
   Beginning of period                1,737,826    2,021,789    257,860    241,800       597,076       1,168,886
                                     ----------   ----------  ---------   --------     ---------      ----------
   End of period                     $1,468,710   $1,737,826  $ 120,287   $257,860     $ 406,125      $  597,076
                                     ==========   ==========  =========   ========     =========      ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                     FTVIPT TEMPLETON DEVELOPING  FTVIPT TEMPLETON FOREIGN
                                          MARKETS SECURITIES              SECURITIES
                                              SUBACCOUNT                  SUBACCOUNT
                                             (CLASS 2)                    (CLASS 2)
                                     ---------------------------  ------------------------
                                          2007           2006        2007         2006
                                     --------------  -----------  ----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $    4,149   $  (11,632)  $      772   $  (20,044)
   Net realized gains (losses)             245,510      151,857      360,699      226,160
   Change in unrealized gains
      (losses) on investments               69,580      154,779     (125,412)     197,045
                                        ----------   ----------   ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   319,239      295,004      236,059      403,161
                                        ----------   ----------   ----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   9,392       32,332        3,500        3,102
   Transfers from other funding
      options                               29,834      163,698       79,835      251,202
   Contract charges                            (54)         (87)         (76)         (83)
   Contract surrenders                    (177,306)    (306,767)    (485,327)    (765,515)
   Transfers to other funding
      options                             (106,258)    (108,238)    (280,793)    (145,103)
   Other receipts (payments)               (22,190)     (33,965)        (923)     (47,044)
                                        ----------   ----------   ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (266,582)    (253,027)    (683,784)    (703,441)
                                        ----------   ----------   ----------   ----------
      Net increase (decrease)
         in net assets                      52,657       41,977     (447,725)    (300,280)
                                        ----------   ----------   ----------   ----------
NET ASSETS:
   Beginning of period                   1,325,802    1,283,825    2,032,014    2,332,294
                                        ----------   ----------   ----------   ----------
   End of period                        $1,378,459   $1,325,802   $1,584,289   $2,032,014
                                        ==========   ==========   ==========   ==========

                                     JANUS ASPEN GLOBAL     JANUS ASPEN
                                        LIFE SCIENCES    GLOBAL TECHNOLOGY
                                         SUBACCOUNT          SUBACCOUNT
                                      (SERVICE SHARES)    (SERVICE SHARES)
                                     ------------------  -----------------
                                       2007      2006      2007     2006
                                     -------  ---------  -------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (575)  $   (958) $  (751) $ (1,022)
   Net realized gains (losses)         2,245      8,206    2,533     3,632
   Change in unrealized gains
      (losses) on investments          2,942     (4,256)   6,852       463
                                     -------   --------  -------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               4,612      2,992    8,634     3,073
                                     -------   --------  -------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                --         --       --        --
   Transfers from other funding
      options                             --      4,373    5,003     4,953
   Contract charges                       (2)        (2)      (2)       (1)
   Contract surrenders                (2,006)   (37,457)  (1,974)  (12,999)
   Transfers to other funding
      options                         (5,292)    (5,060)  (5,248)   (9,097)
   Other receipts (payments)              --         --       --        --
                                     -------   --------  -------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (7,300)   (38,146)  (2,221)  (17,144)
                                     -------   --------  -------  --------
      Net increase (decrease)
         in net assets                (2,688)   (35,154)   6,413   (14,071)
                                     -------   --------  -------  --------
NET ASSETS:
   Beginning of period                26,512     61,666   44,887    58,958
                                     -------   --------  -------  --------
   End of period                     $23,824   $ 26,512  $51,300  $ 44,887
                                     =======   ========  =======  ========

   The accompanying notes are an integral part of these financial statements.

                                    JANUS ASPEN MID CAP GROWTH  JANUS ASPEN WORLDWIDE GROWTH  LMPIS PREMIER SELECTIONS
                                            SUBACCOUNT                   SUBACCOUNT                ALL CAP GROWTH
                                         (SERVICE SHARES)             (SERVICE SHARES)               SUBACCOUNT
                                    --------------------------  ----------------------------  ------------------------
                                         2007         2006           2007         2006          2007 (a)     2006
                                    ------------  ------------  -------------  -------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $ (3,674)    $ (3,464)       $   (771)    $   (349)       $   (63)    $  (278)
   Net realized gains (losses)          10,364        7,388           7,333        3,814          1,817       1,010
   Change in unrealized gains
      (losses) on investments           26,685       15,137          (1,183)       5,832         (1,207)       (475)
                                      --------     --------        --------     --------        -------     -------
      Net increase (decrease)
         in net assets resulting
         from operations                33,375       19,061           5,379        9,297            547         257
                                      --------     --------        --------     --------        -------     -------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  --           --              --           --             --          --
   Transfers from other funding
      options                           10,060           --              --       14,786             --       3,592
   Contract charges                         --           (9)             (3)          (9)            --          (6)
   Contract surrenders                 (25,098)     (18,261)        (24,079)     (10,166)            --          --
   Transfers to other funding
      options                               --           --              --      (16,777)        (9,389)     (6,726)
   Other receipts (payments)                --           --              --           --             (1)         --
                                      --------     --------        --------     --------        -------     -------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (15,038)     (18,270)        (24,082)     (12,166)        (9,390)     (3,140)
                                      --------     --------        --------     --------        -------     -------
      Net increase (decrease)
         in net assets                  18,337          791         (18,703)      (2,869)        (8,843)     (2,883)
NET ASSETS:
   Beginning of period                 177,613      176,822          50,357       53,226          8,843      11,726
                                      --------     --------        --------     --------        -------     -------
   End of period                      $195,950     $177,613        $ 31,654     $ 50,357        $    --     $ 8,843
                                      ========     ========        ========     ========        =======     =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET AGGRESSIVE GROWTH     LMPVET APPRECIATION
                                            SUBACCOUNT                SUBACCOUNT
                                            (CLASS I)                 (CLASS I)
                                    --------------------------  -----------------------
                                        2007          2006         2007        2006
                                    ------------  ------------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (35,499)  $  (41,326)   $ (11,808)   $ (10,336)
   Net realized gains (losses)          144,060      182,272      157,512       58,648
   Change in unrealized gains
      (losses) on investments          (123,462)     (24,778)     (85,808)      56,134
                                     ----------   ----------    ---------    ---------
      Net increase (decrease)
         in net assets resulting
         from operations                (14,901)     116,168       59,896      104,446
                                     ----------   ----------    ---------    ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  779           --           --           --
   Transfers from other funding
      options                           372,159      151,555      245,006           33
   Contract charges                        (102)         (96)         (88)         (82)
   Contract surrenders                 (408,296)    (521,728)    (409,670)    (156,550)
   Transfers to other funding
      options                           (58,881)    (143,644)      (8,784)      (7,019)
   Other receipts (payments)             (1,009)     (48,694)      (2,097)      (9,122)
                                     ----------   ----------    ---------    ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (95,350)    (562,607)    (175,633)    (172,740)
                                     ----------   ----------    ---------    ---------
      Net increase (decrease)
         in net assets                 (110,251)    (446,439)    (115,737)     (68,294)
NET ASSETS:
   Beginning of period                1,635,591    2,082,030      882,379      950,673
                                     ----------   ----------    ---------    ---------
   End of period                     $1,525,340   $1,635,591    $ 766,642    $ 882,379
                                     ==========   ==========    =========    =========

                                    LMPVET APPRECIATION
                                        SUBACCOUNT            LMPVET CAPITAL
                                        (CLASS II)              SUBACCOUNT
                                    -------------------  -------------------------
                                      2007 (c)   2006        2007         2006
                                    ----------  -------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   2,948    $--    $  (121,072)   $ (111,473)
   Net realized gains (losses)          51,242     --        792,283       622,482
   Change in unrealized gains
      (losses) on investments          (42,534)    --       (618,435)      250,163
                                     ---------    ---    -----------    ----------
      Net increase (decrease)
         in net assets resulting
         from operations                11,656     --         52,776       761,172
                                     ---------    ---    -----------    ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  --     --         82,136        86,199
   Transfers from other funding
      options                          849,821     --            184           540
   Contract charges                         --     --           (584)         (738)
   Contract surrenders                (218,084)    --     (2,090,941)     (885,473)
   Transfers to other funding
      options                               --     --        (63,301)     (560,668)
   Other receipts (payments)                --     --       (392,182)     (181,115)
                                     ---------    ---    -----------    ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    631,737     --     (2,464,688)   (1,541,255)
                                     ---------    ---    -----------    ----------
      Net increase (decrease)
         in net assets                 643,393     --     (2,411,912)     (780,083)
NET ASSETS:
   Beginning of period                      --     --      7,129,711     7,909,794
                                     ---------    ---    -----------    ----------
   End of period                     $ 643,393    $--    $ 4,717,799    $7,129,711
                                     =========    ===    ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                         LMPVET
                                           LMPVET          LMPVET EQUITY INDEX      FUNDAMENTAL VALUE
                                      DIVIDEND STRATEGY         SUBACCOUNT             SUBACCOUNT
                                         SUBACCOUNT             (CLASS II)              (CLASS I)
                                     ------------------  ----------------------  ----------------------
                                       2007      2006       2007         2006       2007        2006
                                     --------  --------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (464) $      6  $   (6,578) $   (9,440) $  (13,475) $   (5,774)
   Net realized gains (losses)         14,505     5,089     113,325      71,970     127,232      70,193
   Change in unrealized gains
      (losses) on investments          (7,202)   15,519     (67,891)     89,734    (129,563)     94,029
                                     --------  --------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                6,839    20,614      38,856     152,264     (15,806)    158,448
                                     --------  --------  ----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --        --      11,663      22,602          67          --
   Transfers from other funding
      options                              --    23,277         801       1,951     364,816      50,805
   Contract charges                        --        --         (86)       (150)        (97)        (97)
   Contract surrenders                (25,217)  (47,816)   (209,497)   (173,516)   (309,705)   (130,741)
   Transfers to other funding
      options                         (51,250)  (21,616)    (71,656)   (292,281)    (38,020)    (26,027)
   Other receipts (payments)               --        --          --          --      (1,758)     (9,990)
                                     --------  --------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (76,467)  (46,155)   (268,775)   (441,394)     15,303    (116,050)
                                     --------  --------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                (69,628)  (25,541)   (229,919)   (289,130)       (503)     42,398
NET ASSETS:
   Beginning of period                135,054   160,595   1,251,581   1,540,711   1,229,349   1,186,951
                                     --------  --------  ----------  ----------  ----------  ----------
   End of period                     $ 65,426  $135,054  $1,021,662  $1,251,581  $1,228,846  $1,229,349
                                     ========  ========  ==========  ==========  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                                                                     LMPVET
                                            LMPVET         LMPVET INVESTORS     LARGE CAP GROWTH    LMPVET MID CAP CORE
                                        GLOBAL EQUITY         SUBACCOUNT           SUBACCOUNT            SUBACCOUNT
                                          SUBACCOUNT           (CLASS I)            (CLASS I)            (CLASS I)
                                     -------------------  ------------------  --------------------  -------------------
                                       2007       2006      2007      2006       2007       2006       2007      2006
                                     --------  ---------  --------  --------  ---------  ---------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (9,124) $  (6,806) $ (2,671) $ (1,414) $  (8,205) $  (8,068) $  (7,959) $ (4,339)
   Net realized gains (losses)         44,122     47,205    27,838    15,573     24,573     22,948     82,930    61,006
   Change in unrealized gains
      (losses) on investments         (19,933)    28,757   (17,868)   32,782     (4,565)   (14,299)   (50,721)  (15,886)
                                     --------  ---------  --------  --------  ---------  ---------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               15,065     69,156     7,299    46,941     11,803        581     24,250    40,781
                                     --------  ---------  --------  --------  ---------  ---------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --      6,953     9,192     2,687         --         --         --        --
   Transfers from other funding
      options                              --         --       310       500    160,582         --        439   163,093
   Contract charges                       (93)      (124)      (16)      (27)       (52)       (29)        (8)       (9)
   Contract surrenders                (61,405)  (150,353)  (43,721)  (23,288)  (112,070)  (189,332)  (109,939)  (28,041)
   Transfers to other funding
      options                              --         --   (15,542)   (8,243)   (41,740)   (20,528)      (428)  (10,022)
   Other receipts (payments)               --         --    (1,818)       --     (2,057)   (19,359)    (1,611)       --
                                     --------  ---------  --------  --------  ---------  ---------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (61,498)  (143,524)  (51,595)  (28,371)     4,663   (229,248)  (111,547)  125,021
                                     --------  ---------  --------  --------  ---------  ---------  ---------  --------
      Net increase (decrease)
         in net assets                (46,433)   (74,368)  (44,296)   18,570     16,466   (228,667)   (87,297)  165,802
NET ASSETS:
   Beginning of period                558,469    632,837   334,943   316,373    317,079    545,746    438,536   272,734
                                     --------  ---------  --------  --------  ---------  ---------  ---------  --------
   End of period                     $512,036  $ 558,469  $290,647  $334,943  $ 333,545  $ 317,079  $ 351,239  $438,536
                                     ========  =========  ========  ========  =========  =========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET MULTIPLE DISCIPLINE   LMPVET SMALL CAP GROWTH     LMPVPI ALL CAP
                                     SUBACCOUNT-LARGE CAP GROWTH        SUBACCOUNT              SUBACCOUNT
                                              AND VALUE                  (CLASS I)               (CLASS I)
                                     ---------------------------  -----------------------  -------------------
                                          2007 (d)     2006            2007      2006       2007 (a)    2006
                                         ---------  ---------        --------  --------    ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $ (12,642) $ (13,202)       $(14,956) $(12,746)   $  (1,309) $ (2,859)
   Net realized gains (losses)             178,445     38,768          75,978    41,507       86,411    23,922
   Change in unrealized gains
      (losses) on investments             (148,287)    59,708         (16,580)   29,743      (68,511)   29,061
                                         ---------  ---------        --------  --------    ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                    17,516     85,274          44,442    58,504       16,591    50,124
                                         ---------  ---------        --------  --------    ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                      --         --             687     6,900        4,767       400
   Transfers from other funding
      options                                   --         --         256,886    28,327           --     8,880
   Contract charges                            (12)       (24)            (32)      (25)          (3)      (11)
   Contract surrenders                     (97,634)   (55,447)        (96,168)  (79,268)      (2,590)  (56,692)
   Transfers to other funding
      options                             (849,821)   (16,206)        (98,183)  (17,836)    (364,554)   (1,022)
   Other receipts (payments)                   (20)   (43,879)         (1,932)   (8,534)          --        --
                                         ---------  ---------        --------  --------    ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (947,487)  (115,556)         61,258   (70,436)    (362,380)  (48,445)
                                         ---------  ---------        --------  --------    ---------  --------
      Net increase (decrease)
         in net assets                    (929,971)   (30,282)        105,700   (11,932)    (345,789)    1,679
NET ASSETS:
   Beginning of period                     929,971    960,253         583,007   594,939      345,789   344,110
                                         ---------  ---------        --------  --------    ---------  --------
   End of period                         $      --  $ 929,971        $688,707  $583,007    $      --  $345,789
                                         =========  =========        ========  ========    =========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVPII GROWTH AND INCOME    LMPVPV SMALL CAP
                                            SUBACCOUNT          GROWTH OPPORTUNITIES
                                             (CLASS I)               SUBACCOUNT
                                     -------------------------  --------------------
                                         2007 (a)    2006         2007 (a)    2006
                                        ---------  --------      ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  (1,453) $ (3,651)     $  (1,626) $ (4,567)
   Net realized gains (losses)             58,230    14,709         29,810    16,819
   Change in unrealized gains
      (losses) on investments             (46,763)    9,774        (13,441)      254
                                        ---------  --------      ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                   10,014    20,832         14,743    12,506
                                        ---------  --------      ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  8,240    12,352             --     3,477
   Transfers from other funding
      options                                  44     7,819             --    93,319
   Contract charges                            --       (10)            --       (13)
   Contract surrenders                     (1,608)     (199)        (7,315)  (12,673)
   Transfers to other funding
      options                            (244,939)  (96,129)      (240,071)   (1,098)
   Other receipts (payments)                   --        --            (12)       --
                                        ---------  --------      ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (238,263)  (76,167)      (247,398)   83,012
                                        ---------  --------      ---------  --------
      Net increase (decrease)
         in net assets                   (228,249)  (55,335)      (232,655)   95,518
NET ASSETS:
   Beginning of period                    228,249   283,584        232,655   137,137
                                        ---------  --------      ---------  --------
   End of period                        $      --  $228,249      $      --  $232,655
                                        =========  ========      =========  ========

                                     LMPVPI LARGE CAP GROWTH  LMPVPII AGGRESSIVE GROWTH
                                           SUBACCOUNT                SUBACCOUNT
                                            (CLASS I)                 (CLASS I)
                                     -----------------------  -------------------------
                                        2007 (a)    2006          2007 (a)    2006
                                       ---------  --------       ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $    (910) $ (3,054)      $  (2,074) $ (5,934)
   Net realized gains (losses)            24,135     1,967          94,474    18,104
   Change in unrealized gains
      (losses) on investments            (16,868)    3,467         (80,740)   18,190
                                       ---------  --------       ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                   6,357     2,380          11,660    30,360
                                       ---------  --------       ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    --     2,000           4,662     8,346
   Transfers from other funding
      options                                677     2,264          23,265    27,667
   Contract charges                           (2)      (42)             --       (47)
   Contract surrenders                    (2,355)  (32,135)        (14,404)  (59,142)
   Transfers to other funding
      options                           (160,555)   (3,979)       (359,612)   (9,941)
   Other receipts (payments)                  (1)       --              --    (7,094)
                                       ---------  --------       ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (162,236)  (31,892)       (346,089)  (40,211)
                                       ---------  --------       ---------  --------
      Net increase (decrease)
         in net assets                  (155,879)  (29,512)       (334,429)   (9,851)
NET ASSETS:
   Beginning of period                   155,879   185,391         334,429   344,280
                                       ---------  --------       ---------  --------
   End of period                       $      --  $155,879       $      --  $334,429
                                       =========  ========       =========  ========

   The accompanying notes are an integral part of these financial statements.

                                                                                        LMPVIT
                                             LMPVET                                   DIVERSIFIED
                                       CAPITAL AND INCOME     LMPVIT ADJUSTABLE        STRATEGIC
                                           SUBACCOUNT            RATE INCOME            INCOME
                                           (CLASS II)             SUBACCOUNT          SUBACCOUNT
                                     ----------------------  -------------------  ------------------
                                        2007        2006       2007       2006      2007      2006
                                     ----------  ----------  --------  ---------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (31,770) $  (23,543) $  7,103  $   7,453  $  9,352  $ 14,688
   Net realized gains (losses)          572,496     162,630       (13)       950    (3,105)   (2,902)
   Change in unrealized gains
      (losses) on investments          (436,867)    126,358    (8,528)       (83)   (5,756)      204
                                     ----------  ----------  --------  ---------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                103,859     265,445    (1,438)     8,320       491    11,990
                                     ----------  ----------  --------  ---------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   --          --        --      3,018        --        --
   Transfers from other funding
      options                            86,179          --     1,302     23,286        --        --
   Contract charges                        (401)       (463)      (44)       (51)      (71)      (78)
   Contract surrenders                 (205,423)   (437,510)  (54,637)  (138,829)  (21,450)  (10,227)
   Transfers to other funding
      options                           (83,140)   (115,947)  (18,360)  (107,046)       --   (20,288)
   Other receipts (payments)            (32,635)    (54,052)       --         --   (61,609)  (33,314)
                                     ----------  ----------  --------  ---------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (235,420)   (607,972)  (71,739)  (219,622)  (83,130)  (63,907)
                                     ----------  ----------  --------  ---------  --------  --------
      Net increase (decrease)
         in net assets                 (131,561)   (342,527)  (73,177)  (211,302)  (82,639)  (51,917)
NET ASSETS:
   Beginning of period                3,381,027   3,723,554   352,109    563,411   376,725   428,642
                                     ----------  ----------  --------  ---------  --------  --------
   End of period                     $3,249,466  $3,381,027  $278,932  $ 352,109  $294,086  $376,725
                                     ==========  ==========  ========  =========  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.



                                       LMPVIT HIGH INCOME      LMPVIT MONEY MARKET
                                           SUBACCOUNT              SUBACCOUNT
                                     ----------------------  ----------------------
                                        2007        2006        2007        2006
                                     ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   71,140  $   99,003  $   40,393  $   38,276
   Net realized gains (losses)            1,866         862          --          --
   Change in unrealized gains
      (losses) on investments           (99,230)     45,321          --          --
                                     ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                (26,224)    145,186      40,393      38,276
                                     ----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   --      22,954          --          --
   Transfers from other funding
      options                            89,022         668     762,957   1,073,150
   Contract charges                         (33)        (84)        (78)        (84)
   Contract surrenders                 (369,262)    (72,958)   (384,620)   (753,210)
   Transfers to other funding
      options                          (337,884)    (94,658)     (3,907)   (721,256)
   Other receipts (payments)                 --          --          --         133
                                     ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (618,157)   (144,078)    374,352    (401,267)
                                     ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                 (644,381)      1,108     414,745    (362,991)
NET ASSETS:
   Beginning of period                1,770,770   1,769,662   1,204,357   1,567,348
                                     ----------  ----------  ----------  ----------
   End of period                     $1,126,389  $1,770,770  $1,619,102  $1,204,357
                                     ==========  ==========  ==========  ==========

                                           LORD ABBETT              LORD ABBETT
                                        GROWTH AND INCOME          MID-CAP VALUE
                                            SUBACCOUNT               SUBACCOUNT
                                            (CLASS VC)               (CLASS VC)
                                     -----------------------  -----------------------
                                       2007 (a)      2006       2007 (a)      2006
                                     -----------  ----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (12,114) $  (18,367) $   (32,846) $  (79,471)
   Net realized gains (losses)           325,902     132,608    1,019,726     486,029
   Change in unrealized gains
      (losses) on investments           (248,836)    145,570     (519,584)     38,706
                                     -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  64,952     259,811      467,296     445,264
                                     -----------  ----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    42      17,973       26,359     155,953
   Transfers from other funding
      options                             16,952      95,053        8,581     174,103
   Contract charges                           --         (71)         (23)       (346)
   Contract surrenders                   (24,267)   (214,039)    (283,706)   (787,111)
   Transfers to other funding
      options                         (1,814,936)   (297,471)  (5,059,870)   (161,236)
   Other receipts (payments)                  --     (49,563)     (30,953)   (128,016)
                                     -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,822,209)   (448,118)  (5,339,612)   (746,653)
                                     -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets                (1,757,257)   (188,307)  (4,872,316)   (301,389)
NET ASSETS:
   Beginning of period                 1,757,257   1,945,564    4,872,316   5,173,705
                                     -----------  ----------  -----------  ----------
   End of period                     $        --  $1,757,257  $        --  $4,872,316
                                     ===========  ==========  ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     MIST BATTERYMARCH
                                       MID-CAP STOCK     MIST BLACKROCK HIGH YIELD  MIST BLACKROCK LARGE-CAP CORE
                                         SUBACCOUNT              SUBACCOUNT                   SUBACCOUNT
                                         (CLASS A)               (CLASS A)                    (CLASS E)
                                     ------------------  -------------------------  -----------------------------
                                       2007    2006 (e)    2007           2006 (e)   2007 (c)                2006
                                     --------  --------  ---------        --------  ----------               ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,125) $ (3,449) $  67,442        $(10,267) $  (40,594)               $--
   Net realized gains (losses)         29,420    (1,274)    (2,153)          1,050       8,575                 --
   Change in unrealized gains
      (losses) on investments         (11,986)   (9,843)   (63,362)         48,832      24,447                 --
                                     --------  --------  ---------        --------  ----------                ---
      Net increase (decrease)
         in net assets resulting
         from operations               13,309   (14,566)     1,927          39,615      (7,572)                --
                                     --------  --------  ---------        --------  ----------                ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --     5,280        500          10,886          --                 --
   Transfers from other funding
      options                           9,475   319,982    339,185         817,614   3,127,677                 --
   Contract charges                       (29)      (30)       (64)            (72)       (155)                --
   Contract surrenders                (70,954)  (25,182)  (284,755)        (35,295)   (562,917)                --
   Transfers to other funding
      options                         (11,771)   (9,780)  (101,119)         (6,953)    (94,459)                --
   Other receipts (payments)               --        --      1,542          (3,601)     (4,380)                --
                                     --------  --------  ---------        --------  ----------                ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (73,279)  290,270    (44,711)        782,579   2,465,766                 --
                                     --------  --------  ---------        --------  ----------                ---
      Net increase (decrease)
         in net assets                (59,970)  275,704    (42,784)        822,194   2,458,194                 --
NET ASSETS:
   Beginning of period                275,704        --    822,194              --          --                 --
                                     --------  --------  ---------        --------  ----------                ---
   End of period                     $215,734  $275,704  $ 779,410        $822,194  $2,458,194                $--
                                     ========  ========  =========        ========  ==========                ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.


                                     MIST BLACKROCK LARGE-CAP CORE  MIST DREMAN SMALL-CAP VALUE
                                              SUBACCOUNT                     SUBACCOUNT
                                               (CLASS A)                     (CLASS A)
                                     -----------------------------  ---------------------------
                                       2007 (a)          2006 (e)     2007             2006 (e)
                                     -----------        ----------  -------            --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $       445        $  (43,336) $  (661)            $   (15)
   Net realized gains (losses)           347,585           (25,148)     170                  45
   Change in unrealized gains
      (losses) on investments           (206,342)          206,342   (1,713)              1,427
                                     -----------        ----------  -------             -------
      Net increase (decrease)
         in net assets resulting
         from operations                 141,688           137,858   (2,204)              1,457
                                     -----------        ----------  -------             -------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 3,145            96,111       --                  --
   Transfers from other funding
      options                              8,456         3,355,255   21,405              14,764
   Contract charges                           (4)             (199)     (12)                 --
   Contract surrenders                  (177,617)         (376,094)      --                  --
   Transfers to other funding
      options                         (3,122,975)          (17,472)      --                  --
   Other receipts (payments)                  --           (48,152)      --                  --
                                     -----------        ----------  -------             -------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (3,288,995)        3,009,449   21,393              14,764
                                     -----------        ----------  -------             -------
      Net increase (decrease)
         in net assets                (3,147,307)        3,147,307   19,189              16,221
NET ASSETS:
   Beginning of period                 3,147,307                --   16,221                  --
                                     -----------        ----------  -------             -------
   End of period                     $        --        $3,147,307  $35,410             $16,221
                                     ===========        ==========  =======             =======

                                      MIST HARRIS OAKMARK
                                         INTERNATIONAL      MIST JANUS FORTY
                                          SUBACCOUNT           SUBACCOUNT
                                          (CLASS A)             (CLASS A)
                                      -------------------  -------------------
                                        2007    2006 (e)    2007     2006 (e)
                                     ---------  --------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (7,778) $ (9,715) $ (16,135) $(11,777)
   Net realized gains (losses)          92,166    (2,078)   187,587    (2,996)
   Change in unrealized gains
      (losses) on investments          (88,751)   81,140     55,855    36,182
                                     ---------  --------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                (4,363)   69,347    227,307    21,409
                                     ---------  --------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               4,613        --      4,124     2,039
   Transfers from other funding
      options                          143,851   879,342     16,335   952,909
   Contract charges                        (49)      (40)       (18)      (22)
   Contract surrenders                (208,999)  (88,857)  (291,876)  (68,689)
   Transfers to other funding
      options                          (54,914)  (23,681)   (86,886)  (11,626)
   Other receipts (payments)              (885)  (13,641)   (14,004)       --
                                     ---------  --------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (116,383)  753,123   (372,325)  874,611
                                     ---------  --------  ---------  --------
      Net increase (decrease)
         in net assets                (120,746)  822,470   (145,018)  896,020
NET ASSETS:
   Beginning of period                 822,470        --    896,020        --
                                     ---------  --------  ---------  --------
   End of period                     $ 701,724  $822,470  $ 751,002  $896,020
                                     =========  ========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                                                MIST LEGG             MIST LORD
                                                             MASON PARTNERS          ABBETT BOND
                                     MIST LAZARD MID-CAP     MANAGED ASSETS           DEBENTURE
                                         SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                                          (CLASS B)            (CLASS A)              (CLASS A)
                                     -------------------  --------------------  -------------------
                                       2007 (b)    2006     2007     2006 (e)      2007     2006 (e)
                                     ----------  -------  -------  -----------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $  (86)     $--    $   248    $  (667)   $  22,886  $ (7,608)
   Net realized gains (losses)             (3)      --      4,620        (40)      13,710       828
   Change in unrealized gains
      (losses) on investments            (881)      --     (2,599)     3,394       (9,941)   32,661
                                       ------      ---    -------    -------    ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                 (970)      --      2,269      2,687       26,655    25,881
                                       ------      ---    -------    -------    ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --       --         --         --          949     1,345
   Transfers from other funding
      options                           7,805       --        225     53,408       16,961   644,704
   Contract charges                        (7)      --         --         --          (29)      (40)
   Contract surrenders                     --       --       (845)      (673)    (102,946)  (57,538)
   Transfers to other funding
      options                              --       --       (155)    (2,369)    (149,167)   (7,251)
   Other receipts (payments)               --       --         --         --           --    (3,781)
                                       ------      ---    -------    -------    ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     7,798       --       (775)    50,366     (234,232)  577,439
                                       ------      ---    -------    -------    ---------  --------
      Net increase (decrease)
         in net assets                  6,828       --      1,494     53,053     (207,577)  603,320
NET ASSETS:
   Beginning of period                     --       --     53,053         --      603,320        --
                                       ------      ---    -------    -------    ---------  --------
   End of period                       $6,828      $--    $54,547    $53,053    $ 395,743  $603,320
                                       ======      ===    =======    =======    =========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                              MIST LORD
                                                ABBETT            MIST LORD ABBETT
                                          GROWTH AND INCOME        MID-CAP VALUE
                                             SUBACCOUNT             SUBACCOUNT
                                              (CLASS B)              (CLASS B)
                                     ------------------------  ---------------------
                                         2007       2006 (e)      2007      2006 (e)
                                     -----------  -----------  ----------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (62,180)  $  (55,540) $  (62,386)  $  (357)
   Net realized gains (losses)           245,898       14,206     (28,293)      111
   Change in unrealized gains
      (losses) on investments           (148,776)     322,398    (371,931)    4,672
                                     -----------   ----------  ----------   -------
      Net increase (decrease)
         in net assets resulting
         from operations                  34,942      281,064    (462,610)    4,426
                                     -----------   ----------  ----------   -------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 5,813       55,597          67        --
   Transfers from other funding
      options                          1,833,260    4,733,298   5,081,106    44,209
   Contract charges                         (250)        (283)       (261)       --
   Contract surrenders                (1,124,377)    (665,349)   (647,416)     (605)
   Transfers to other funding
      options                           (214,973)    (239,926)   (334,125)     (608)
   Other receipts (payments)              (3,764)    (117,424)    (13,646)       --
                                     -----------   ----------  ----------   -------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      495,709    3,765,913   4,085,725    42,996
                                     -----------   ----------  ----------   -------
      Net increase (decrease)
         in net assets                   530,651    4,046,977   3,623,115    47,422
NET ASSETS:
   Beginning of period                 4,046,977           --      47,422        --
                                     -----------   ----------  ----------   -------
   End of period                     $ 4,577,628   $4,046,977  $3,670,537   $47,422
                                     ===========   ==========  ==========   =======

                                         MIST MET/AIM       MIST MET/AIM
                                           CAPITAL            SMALL CAP
                                         APPRECIATION          GROWTH
                                          SUBACCOUNT         SUBACCOUNT
                                           (CLASS A)         (CLASS A)
                                     -------------------  -----------------
                                        2007     2006 (e)   2007    2006 (e)
                                     ---------  --------  -------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (6,493) $ (4,400) $   (20)    $--
   Net realized gains (losses)          (1,771)   47,438     (739)     --
   Change in unrealized gains
      (losses) on investments           47,914   (49,565)      --      --
                                     ---------  --------  -------     ---
      Net increase (decrease)
         in net assets resulting
         from operations                39,650    (6,527)    (759)     --
                                     ---------  --------  -------     ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               4,124     2,039        1      --
   Transfers from other funding
      options                           10,244   411,227    9,946      --
   Contract charges                         (7)      (14)      --      --
   Contract surrenders                (127,878)   (6,014)      --      --
   Transfers to other funding
      options                          (78,676)   (1,589)  (9,188)     --
   Other receipts (payments)                --        --       --      --
                                     ---------  --------  -------     ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (192,193)  405,649      759      --
                                     ---------  --------  -------     ---
      Net increase (decrease)
         in net assets                (152,543)  399,122       --      --
NET ASSETS:
   Beginning of period                 399,122        --       --      --
                                     ---------  --------  -------     ---
   End of period                     $ 246,579  $399,122  $    --     $--
                                     =========  ========  =======     ===

   The accompanying notes are an integral part of these financial statements.

                                        MIST MFS        MIST MFS
                                        EMERGING        RESEARCH
                                     MARKETS EQUITY   INTERNATIONAL     MIST MFS VALUE
                                       SUBACCOUNT      SUBACCOUNT         SUBACCOUNT
                                        (CLASS A)       (CLASS B)         (CLASS A)
                                     --------------  --------------  -------------------
                                     2007 (c)  2006  2007 (c)  2006     2007    2006 (e)
                                     --------  ----  --------  ----  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (2,717)  $--  $ (3,248)  $--  $  (6,983) $   (804)
   Net realized gains (losses)          6,394    --       921    --     43,924    13,557
   Change in unrealized gains
      (losses) on investments          40,451    --    10,934    --     (6,178)   19,067
                                     --------   ---  --------   ---  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               44,128    --     8,607    --     30,763    31,820
                                     --------   ---  --------   ---  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --    --        --    --         --        --
   Transfers from other funding
      options                         323,596    --   228,800    --    148,303   395,891
   Contract charges                       (18)   --       (24)   --        (12)      (15)
   Contract surrenders                 (8,850)   --    (1,493)   --   (160,424)  (64,138)
   Transfers to other funding
      options                         (97,856)   --   (16,427)   --    (90,717)   (9,092)
   Other receipts (payments)               --    --        --    --         --        --
                                     --------   ---  --------   ---  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   216,872    --   210,856    --   (102,850)  322,646
                                     --------   ---  --------   ---  ---------  --------
      Net increase (decrease)
         in net assets                261,000    --   219,463    --    (72,087)  354,466
NET ASSETS:
   Beginning of period                     --    --        --    --    354,466        --
                                     --------   ---  --------   ---  ---------  --------
   End of period                     $261,000   $--  $219,463   $--  $ 282,379  $354,466
                                     ========   ===  ========   ===  =========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                                                   MIST
                                      MIST NEUBERGER BERMAN   PIMCO INFLATION                         MIST PIONEER
                                           REAL ESTATE        PROTECTED BOND    MIST PIONEER FUND     MID-CAP VALUE
                                           SUBACCOUNT           SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                                            (CLASS A)            (CLASS A)          (CLASS A)          (CLASS A)
                                     ----------------------  ----------------  ------------------  ------------------
                                        2007      2006 (e)    2007 (b)   2006    2007    2006 (e)  2007 (a)  2006 (e)
                                     ----------  ----------  ----------  ----  --------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (10,410) $  (18,555) $  (19,614)  $--  $ (3,646) $ (3,921) $   (10)   $   10
   Net realized gains (losses)          135,027      26,229       2,822    --     5,458       400      567        98
   Change in unrealized gains
      (losses) on investments          (330,319)    262,115     110,967    --     7,854    23,284      176      (176)
                                     ----------  ----------  ----------   ---  --------  --------  -------    ------
      Net increase (decrease)
         in net assets resulting
         from operations               (205,702)    269,789      94,175    --     9,666    19,763      733       (68)
                                     ----------  ----------  ----------   ---  --------  --------  -------    ------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                2,111       7,220       4,502    --     8,249        --       --        --
   Transfers from other funding
      options                            71,778   1,422,331   1,756,465    --     2,324   275,996       --     7,140
   Contract charges                         (67)        (90)       (170)   --        (6)       (6)      --        --
   Contract surrenders                 (158,775)   (140,543)   (167,361)   --   (29,052)   (3,355)      --        --
   Transfers to other funding
      options                          (199,792)   (107,039)    (74,470)   --    (1,802)   (2,963)  (7,805)       --
   Other receipts (payments)            (14,826)    (15,242)      3,083    --        --        --       --        --
                                     ----------  ----------  ----------   ---  --------  --------  -------    ------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (299,571)  1,166,637   1,522,049    --   (20,287)  269,672   (7,805)    7,140
                                     ----------  ----------  ----------   ---  --------  --------  -------    ------
      Net increase (decrease)
         in net assets                 (505,273)  1,436,426   1,616,224    --   (10,621)  289,435   (7,072)    7,072
NET ASSETS:
   Beginning of period                1,436,426          --          --    --   289,435        --    7,072        --
                                     ----------  ----------  ----------   ---  --------  --------  -------    ------
   End of period                     $  931,153  $1,436,426  $1,616,224   $--  $278,814  $289,435  $    --    $7,072
                                     ==========  ==========  ==========   ===  ========  ========  =======    ======

   The accompanying notes are an integral part of these financial statements.

                                                                       MIST THIRD AVENUE       MSF BLACKROCK
                                     MIST PIONEER STRATEGIC INCOME      SMALL CAP VALUE      AGGRESSIVE GROWTH
                                              SUBACCOUNT                   SUBACCOUNT           SUBACCOUNT
                                               (CLASS A)                   (CLASS B)             (CLASS D)
                                     -----------------------------  ----------------------  ------------------
                                            2007      2006 (e)         2007      2006 (e)     2007    2006 (e)
                                         ---------  -----------     ----------  ----------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (8,479) $   (23,259)    $  (23,838) $  (13,946) $(12,071) $ (7,536)
   Net realized gains (losses)               5,580      135,552         78,739      (9,994)    2,806    (5,809)
   Change in unrealized gains
      (losses) on investments               31,290       (2,433)      (190,942)     43,044   114,778    (7,595)
                                         ---------  -----------     ----------  ----------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                    28,391      109,860       (136,041)     19,104   105,513   (20,940)
                                         ---------  -----------     ----------  ----------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                      --           --            887      25,880        --        --
   Transfers from other funding
      options                              324,171    6,365,839      1,355,953   1,600,372     9,115   671,201
   Contract charges                            (21)         (11)          (189)        (50)      (30)      (44)
   Contract surrenders                    (210,867)  (5,769,427)      (602,224)   (142,097)  (25,825)  (48,230)
   Transfers to other funding
      options                             (156,252)     (27,221)      (357,807)    (78,464)   (1,954)  (10,874)
   Other receipts (payments)                    --      (33,424)          (108)     (9,699)       --        --
                                         ---------  -----------     ----------  ----------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        (42,969)     535,756        396,512   1,395,942   (18,694)  612,053
                                         ---------  -----------     ----------  ----------  --------  --------
      Net increase (decrease)
         in net assets                     (14,578)     645,616        260,471   1,415,046    86,819   591,113
NET ASSETS:
   Beginning of period                     645,616           --      1,415,046          --   591,113        --
                                         ---------  -----------     ----------  ----------  --------  --------
   End of period                         $ 631,038  $   645,616     $1,675,517  $1,415,046  $677,932  $591,113
                                         =========  ===========     ==========  ==========  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                     MSF BLACKROCK BOND INCOME  MSF BLACKROCK BOND INCOME
                                             SUBACCOUNT                SUBACCOUNT
                                             (CLASS A)                  (CLASS E)
                                     -------------------------  -------------------------
                                           2007    2006 (e)           2007    2006 (e)
                                        ---------  --------        ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  11,035  $(11,533)       $   4,941  $ (9,007)
   Net realized gains (losses)              7,923     1,938            5,142     2,383
   Change in unrealized gains
      (losses) on investments              12,792    39,760            8,247    26,126
                                        ---------  --------        ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                   31,750    30,165           18,330    19,502
                                        ---------  --------        ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  2,501       719               --        --
   Transfers from other funding
      options                              51,158   970,191               --   693,084
   Contract charges                          (112)     (145)             (41)      (44)
   Contract surrenders                   (163,978)  (69,486)         (92,792)  (51,124)
   Transfers to other funding
      options                             (39,666)  (37,489)              --   (40,904)
   Other receipts (payments)                   --    (9,786)          (8,035)  (62,412)
                                        ---------  --------        ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (150,097)  854,004         (100,868)  538,600
                                        ---------  --------        ---------  --------
      Net increase (decrease)
         in net assets                   (118,347)  884,169          (82,538)  558,102
NET ASSETS:
   Beginning of period                    884,169        --          558,102        --
                                        ---------  --------        ---------  --------
   End of period                        $ 765,822  $884,169        $ 475,564  $558,102
                                        =========  ========        =========  ========

                                                                 MSF CAPITAL GUARDIAN
                                     MSF BLACKROCK MONEY MARKET       U.S. EQUITY
                                             SUBACCOUNT               SUBACCOUNT
                                              (CLASS A)                (CLASS A)
                                     --------------------------  --------------------
                                           2007      2006 (e)       2007    2006 (e)
                                       -----------  ---------     --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $    16,578  $  13,754     $   (288)  $  (707)
   Net realized gains (losses)                  --         --        5,248        (8)
   Change in unrealized gains
      (losses) on investments                   --         --       (2,252)    2,178
                                       -----------  ---------     --------   -------
      Net increase (decrease)
         in net assets resulting
         from operations                    16,578     13,754        2,708     1,463
                                       -----------  ---------     --------   -------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 102,847         36           --        --
   Transfers from other funding
      options                            2,048,296    926,300           --    56,470
   Contract charges                           (122)      (148)          (3)       (3)
   Contract surrenders                  (1,595,773)  (486,124)      (9,607)       --
   Transfers to other funding
      options                             (269,213)  (174,710)     (48,591)       --
   Other receipts (payments)                    --         --           --        --
                                       -----------  ---------     --------   -------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        286,035    265,354      (58,201)   56,467
                                       -----------  ---------     --------   -------
      Net increase (decrease)
         in net assets                     302,613    279,108      (55,493)   57,930
NET ASSETS:
   Beginning of period                     279,108         --       57,930        --
                                       -----------  ---------     --------   -------
   End of period                       $   581,721  $ 279,108     $  2,437   $57,930
                                       ===========  =========     ========   =======

   The accompanying notes are an integral part of these financial statements.

                                      MSF FI LARGE CAP     MSF FI VALUE LEADERS   MSF METLIFE AGGRESSIVE ALLOCATION
                                         SUBACCOUNT             SUBACCOUNT                    SUBACCOUNT
                                         (CLASS A)               (CLASS D)                    (CLASS B)
                                     -------------------  ----------------------  ---------------------------------
                                       2007     2006 (e)     2007       2006 (e)    2007                   2006 (e)
                                     ---------  --------  ----------  ----------  --------                 --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (10,712) $ (8,259) $  (15,915) $  (20,365) $ (1,292)                 $  (494)
   Net realized gains (losses)          40,444    (1,270)    131,829      (6,730)      984                       27
   Change in unrealized gains
      (losses) on investments          (17,476)   14,436     (78,997)     50,907    (2,319)                   2,978
                                     ---------  --------  ----------  ----------  --------                  -------
      Net increase (decrease)
         in net assets resulting
         from operations                12,256     4,907      36,917      23,812    (2,627)                   2,511
                                     ---------  --------  ----------  ----------  --------                  -------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               8,249     6,254      68,249      14,400        --                       --
   Transfers from other funding
      options                              687   606,728      13,354   1,604,159    81,909                   43,753
   Contract charges                        (57)      (61)       (109)       (131)       --                       --
   Contract surrenders                (109,458)   (3,154)   (332,546)   (158,470)  (27,028)                    (704)
   Transfers to other funding
      options                          (71,866)  (20,201)   (144,502)    (64,455)       --                       --
   Other receipts (payments)                --        --          --     (14,022)       --                       --
                                     ---------  --------  ----------  ----------  --------                  -------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (172,445)  589,566    (395,554)  1,381,481    54,881                   43,049
                                     ---------  --------  ----------  ----------  --------                  -------
      Net increase (decrease)
         in net assets                (160,189)  594,473    (358,637)  1,405,293    52,254                   45,560
NET ASSETS:
   Beginning of period                 594,473        --   1,405,293          --    45,560                       --
                                     ---------  --------  ----------  ----------  --------                  -------
   End of period                     $ 434,284  $594,473  $1,046,656  $1,405,293  $ 97,814                  $45,560
                                     =========  ========  ==========  ==========  ========                  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                     MSF METLIFE CONSERVATIVE  MSF METLIFE CONSERVATIVE TO
                                            ALLOCATION             MODERATE ALLOCATION
                                            SUBACCOUNT                 SUBACCOUNT
                                            (CLASS B)                   (CLASS B)
                                     ------------------------  ---------------------------
                                       2007          2006 (e)    2007             2006 (e)
                                     --------        --------  --------           --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (2,521)       $ (1,303) $ (3,407)          $ (2,375)
   Net realized gains (losses)          1,861              20     4,328                200
   Change in unrealized gains
      (losses) on investments           5,258           5,352     4,013             10,886
                                     --------        --------  --------           --------
      Net increase (decrease)
         in net assets resulting
         from operations                4,598           4,069     4,934              8,711
                                     --------        --------  --------           --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --              --        --                205
   Transfers from other funding
      options                          91,992         102,387        --            180,775
   Contract charges                       (30)            (30)       --                (18)
   Contract surrenders                (38,231)             --   (33,424)            (8,781)
   Transfers to other funding
      options                              --              --    (5,759)                --
   Other receipts (payments)               --              --        --                 --
                                     --------        --------  --------           --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    53,731         102,357   (39,183)           172,181
                                     --------        --------  --------           --------
      Net increase (decrease)
         in net assets                 58,329         106,426   (34,249)           180,892
NET ASSETS:
   Beginning of period                106,426              --   180,892                 --
                                     --------        --------  --------           --------
   End of period                     $164,755        $106,426  $146,643           $180,892
                                     ========        ========  ========           ========

                                                                      MSF METLIFE MODERATE TO
                                     MSF METLIFE MODERATE ALLOCATION   AGGRESSIVE ALLOCATION
                                               SUBACCOUNT                   SUBACCOUNT
                                                (CLASS B)                    (CLASS B)
                                     -------------------------------  -----------------------
                                       2007                 2006 (e)   2007          2006 (e)
                                     --------               --------  -------        --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (8,917)              $ (4,952) $  (170)       $   (138)
   Net realized gains (losses)          7,750                 (3,764)      (8)            391
   Change in unrealized gains
      (losses) on investments          13,496                 30,107     (818)             --
                                     --------               --------  -------        --------
      Net increase (decrease)
         in net assets resulting
         from operations               12,329                 21,391     (996)            253
                                     --------               --------  -------        --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             28,428                     --       --              --
   Transfers from other funding
      options                         138,348                396,992   17,907          15,293
   Contract charges                       (30)                   (92)     (30)             --
   Contract surrenders                (41,339)               (29,171)      --         (15,546)
   Transfers to other funding
      options                         (17,907)                   (17)      --              --
   Other receipts (payments)               --                     --       --              --
                                     --------               --------  -------        --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   107,500                367,712   17,877            (253)
                                     --------               --------  -------        --------
      Net increase (decrease)
         in net assets                119,829                389,103   16,881              --
NET ASSETS:
   Beginning of period                389,103                     --       --              --
                                     --------               --------  -------        --------
   End of period                     $508,932               $389,103  $16,881        $     --
                                     ========               ========  =======        ========

   The accompanying notes are an integral part of these financial statements.

                                           MSF MFS                                    MSF OPPENHEIMER
                                        TOTAL RETURN       MSF MFS TOTAL RETURN        GLOBAL EQUITY
                                         SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                          (CLASS B)             (CLASS F)                (CLASS B)
                                     ------------------  -----------------------  -----------------------
                                       2007    2006 (e)      2007      2006 (e)       2007      2006 (e)
                                     --------  --------  -----------  ----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    205  $ (3,737) $       461  $  (79,599) $   (40,024) $  (54,889)
   Net realized gains (losses)         14,362       339      295,260       7,608      208,794     (29,263)
   Change in unrealized gains
      (losses) on investments          (8,840)   20,735     (155,925)    441,600       14,816     254,832
                                     --------  --------  -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                5,727    17,337      139,796     369,609      183,586     170,680
                                     --------  --------  -----------  ----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                203        --        6,779      14,638       19,456      64,455
   Transfers from other funding
      options                           1,818   293,633       80,788   6,391,764       54,439   4,706,471
   Contract charges                       (31)      (42)        (496)       (659)        (205)       (262)
   Contract surrenders                (50,301)  (27,963)    (847,031)   (471,467)  (1,104,519)   (708,891)
   Transfers to other funding
      options                         (14,412)   (1,085)    (163,273)   (260,745)    (271,158)   (152,260)
   Other receipts (payments)          (18,136)       --     (164,674)    (39,684)     (14,487)    (68,584)
                                     --------  --------  -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (80,859)  264,543   (1,087,907)  5,633,847   (1,316,474)  3,840,929
                                     --------  --------  -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets                (75,132)  281,880     (948,111)  6,003,456   (1,132,888)  4,011,609
NET ASSETS:
   Beginning of period                281,880        --    6,003,456          --    4,011,609          --
                                     --------  --------  -----------  ----------  -----------  ----------
   End of period                     $206,748  $281,880  $ 5,055,345  $6,003,456  $ 2,878,721  $4,011,609
                                     ========  ========  ===========  ==========  ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                                             MSF WESTERN          MSF WESTERN
                                      MSF T. ROWE PRICE    ASSET MANAGEMENT    ASSET MANAGEMENT
                                      LARGE CAP GROWTH     HIGH YIELD BOND      U.S. GOVERNMENT    PIMCO VIT REAL RETURN
                                         SUBACCOUNT           SUBACCOUNT          SUBACCOUNT             SUBACCOUNT
                                          (CLASS B)           (CLASS A)            (CLASS A)       (ADMINISTRATIVE CLASS)
                                     ------------------  -------------------  ------------------  -----------------------
                                       2007    2006 (e)   2007 (a)  2006 (e)    2007    2006 (e)    2007 (a)      2006
                                     --------  --------  ---------  --------  --------  --------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,712) $ (3,244) $  26,113  $ (3,811) $  1,947  $ (2,348) $    13,532  $   39,221
   Net realized gains (losses)         11,727      (532)     4,623       588     2,816       866      (75,539)     32,806
   Change in unrealized gains
      (losses) on investments          12,860    18,570    (19,846)   19,848      (865)    6,954       89,851     (95,511)
                                     --------  --------  ---------  --------  --------  --------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               19,875    14,794     10,890    16,625     3,898     5,472       27,844     (23,484)
                                     --------  --------  ---------  --------  --------  --------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --     4,078         --        --        --        --            6      46,704
   Transfers from other funding
      options                          59,799   236,191      5,734   414,520    26,999   199,087       12,454      72,674
   Contract charges                        (3)       (3)        --        (6)       (8)       (8)          (3)       (178)
   Contract surrenders                (71,674)   (8,746)   (55,282)  (63,564)  (72,416)   (3,918)    (152,053)   (305,483)
   Transfers to other funding
      options                            (287)   (3,981)  (271,899)  (57,012)     (950)  (15,940)  (1,437,316)   (106,448)
   Other receipts (payments)               --        --         (6)       --   (12,605)       --           --    (116,442)
                                     --------  --------  ---------  --------  --------  --------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (12,165)  227,539   (321,453)  293,938   (58,980)  179,221   (1,576,912)   (409,173)
                                     --------  --------  ---------  --------  --------  --------  -----------  ----------
      Net increase (decrease)
         in net assets                  7,710   242,333   (310,563)  310,563   (55,082)  184,693   (1,549,068)   (432,657)
NET ASSETS:
   Beginning of period                242,333        --    310,563        --   184,693        --    1,549,068   1,981,725
                                     --------  --------  ---------  --------  --------  --------  -----------  ----------
   End of period                     $250,043  $242,333  $      --  $310,563  $129,611  $184,693  $        --  $1,549,068
                                     ========  ========  =========  ========  ========  ========  ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                            PIMCO VIT              PUTNAM VT                 PUTNAM VT
                                           TOTAL RETURN       INTERNATIONAL EQUITY        SMALL CAP VALUE
                                            SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                      (ADMINISTRATIVE CLASS)       (CLASS IB)               (CLASS IB)
                                     -----------------------  --------------------  -----------------------
                                        2007         2006      2007 (a)     2006      2007 (a)      2006
                                     ----------  -----------  ---------  ---------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  103,846  $   108,713  $   5,025   $ (4,649) $      (619) $  (16,797)
   Net realized gains (losses)          (25,046)     (31,465)   114,470      9,656      289,813     138,950
   Change in unrealized gains
      (losses) on investments           160,483       (7,237)  (101,552)    53,796     (215,168)     32,918
                                     ----------  -----------  --------   ---------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                239,283       70,011     17,943     58,803       74,026     155,071
                                     ----------  -----------  --------   ---------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                6,415       34,963         --         --       13,834      21,057
   Transfers from other funding
      options                           424,418      166,189         --     78,308       18,217      69,842
   Contract charges                        (280)        (375)        (5)       (38)          (5)       (145)
   Contract surrenders                 (995,489)  (1,007,666)  (114,154)   (25,889)     (48,281)   (103,689)
   Transfers to other funding
      options                          (206,395)    (330,991)  (219,987)    (5,845)  (1,179,502)    (59,152)
   Other receipts (payments)            (20,732)    (155,851)       (27)        --           --      (6,746)
                                     ----------  -----------  --------   ---------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (792,063)  (1,293,731)  (334,173)    46,536   (1,195,737)    (78,833)
                                     ----------  -----------  --------   ---------  -----------  ----------
      Net increase (decrease)
         in net assets                 (552,780)  (1,223,720)  (316,230)   105,339   (1,121,711)     76,238
NET ASSETS:
   Beginning of period                4,139,765    5,363,485    316,230    210,891    1,121,711   1,045,473
                                     ----------  -----------  --------   ---------  -----------  ----------
   End of period                     $3,586,985  $ 4,139,765  $      --   $316,230  $        --  $1,121,711
                                     ==========  ===========  =========   ========  ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                          VAN KAMPEN LIT           VAN KAMPEN         VAN KAMPEN LIT
                                           LIT COMSTOCK          LIT ENTERPRISE      STRATEGIC GROWTH
                                            SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                                            (CLASS II)             (CLASS II)            (CLASS I)
                                     -----------------------  -------------------  -------------------
                                         2007        2006        2007      2006      2007       2006
                                     -----------  ----------  ---------  --------  --------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (12,198) $  (26,811) $    (816) $ (2,804) $ (1,570) $  (7,518)
   Net realized gains (losses)           236,893     272,609     37,144       595    22,444     62,805
   Change in unrealized gains
      (losses) on investments           (315,934)    207,083    (29,724)    8,628    (8,600)   (66,234)
                                     -----------  ----------  ---------  --------  --------  ---------
      Net increase (decrease)
         in net assets resulting
         from operations                 (91,239)    452,881      6,604     6,419    12,274    (10,947)
                                     -----------  ----------  ---------  --------  --------  ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                10,338     125,858         --        --        --         --
   Transfers from other funding
      options                             86,235      54,741         --        --        --      6,876
   Contract charges                         (234)       (299)        --        --        (5)       (11)
   Contract surrenders                (1,008,244)   (739,905)    (4,436)       --   (37,794)   (20,746)
   Transfers to other funding
      options                           (192,529)    (80,381)  (135,477)       --   (47,221)  (422,630)
   Other receipts (payments)                 261     (22,668)        --        (1)  (10,919)        --
                                     -----------  ----------  ---------  --------  --------  ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,104,173)   (662,654)  (139,913)       (1)  (95,939)  (436,511)
                                     -----------  ----------  ---------  --------  --------  ---------
      Net increase (decrease)
         in net assets                (1,195,412)   (209,773)  (133,309)    6,418   (83,665)  (447,458)
NET ASSETS:
   Beginning of period                 3,646,391   3,856,164    148,903   142,485   133,328    580,786
                                     -----------  ----------  ---------  --------  --------  ---------
   End of period                     $ 2,450,979  $3,646,391  $  15,594  $148,903  $ 49,663  $ 133,328
                                     ===========  ==========  =========  ========  ========  =========

   The accompanying notes are an integral part of these financial statements.

                 METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT
                     VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                  OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                        NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Separate Account"), a separate account of MetLife Insurance Company of Connecticut (the "Company"), was established by the Board of Directors of MetLife Life and Annuity Company of Connecticut ("MLAC") on September 17, 2002 to support operations of MLAC with respect to certain variable annuity contracts (the "Contracts"). On December 7, 2007, MLAC merged into the Company and the Separate Account became a separate account of the Company. The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Connecticut Department of Insurance.

The Separate Account is divided into Subaccounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

AIM Variable Insurance Funds ("AIM V.I.")
The Alger American Fund ("Alger American")
American Funds Insurance Series ("American Funds")
Credit Suisse Trust
Dreyfus Investment Portfolio ("Dreyfus")
Dreyfus Socially Responsible Growth Fund, Inc.
Dreyfus Variable Investment Fund ("Dreyfus VIF")
DWS Investments VIT Funds ("DWS VIT")
DWS Variable Series I ("DWSI")
DWS Variable Series II ("DWSII")
Fidelity Variable Insurance Products Fund ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Janus Aspen Series ("Janus Aspen")
Legg Mason Partners Variable Equity Trust ("LMPVET")
Legg Mason Partners Variable Income Trust ("LMPVIT")
Met Investors Series Trust ("MIST")
Metropolitan Series Fund, Inc. ("MSF")
PIMCO Variable Insurance Trust ("PIMCO VIT")
Van Kampen Life Investment Trust ("Van Kampen LIT")

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments applied to the Separate Account are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2007 (the share class indicated in parentheses is that of the portfolio, series, or fund in which the Subaccount invests):

AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged AllCap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus MidCap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class 2)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSI Bond Subaccount (Class B)*
DWSI Capital Growth Subaccount (Class B)

1. ORGANIZATION

DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI International Subaccount (Class B)
DWSII Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Contrafund Subaccount (Service Class)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Income Securities Subaccount (Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Appreciation Subaccount (Class I)
LMPVET Appreciation Subaccount (Class II)
LMPVET Capital Subaccount
LMPVET Dividend Strategy Subaccount
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Global Equity Subaccount
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Mid Cap Core Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount*

1. ORGANIZATION

LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
LMPVIT Diversified Strategic Income Subaccount
LMPVIT High Income Subaccount
LMPVIT Money Market Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Small Cap Growth Subaccount (Class A)*
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Bond Income Subaccount (Class E)
MSF BlackRock Money Market Subaccount (Class A)
MSF Capital Guardian U.S. Equity Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A)
PIMCO VIT Total Return Subaccount (Administrative Class)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)
Van Kampen LIT Strategic Growth Subaccount (Class I)

* This Subaccount had no net assets as of December 31, 2007.

1. ORGANIZATION

The following Subaccounts ceased operations during the year ended December 31, 2007:

Credit Suisse Trust Emerging Markets Subaccount
LMPIS Premier Selections All Cap Growth Subaccount
LMPVET Multiple Discipline Subaccount - Large Cap Growth and Value LMPVPI All Cap Subaccount
LMPVPII Growth and Income Subaccount
LMPVPV Small Cap Growth Opportunities Subaccount
LMPVPI Large Cap Growth Subaccount
LMPVPII Aggressive Growth Subaccount
Lord Abbett Growth and Income Subaccount
Lord Abbett Mid-Cap Value Subaccount
MIST Pioneer Mid-Cap Value Subaccount
MSF Western Asset Management High Yield Bond Subaccount
PIMCO VIT Real Return Subaccount
Putnam VT International Equity Subaccount
Putnam VT Small Cap Value Subaccount

The operations of the Subaccounts were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

OLD NAME                                 NEW NAME
--------                                 --------
Janus Capital Appreciation Portfolio     Janus Forty Portfolio
Legg Mason Partners Variable Social      Legg Mason Partners Variable Social
   Awareness Stock Portfolio                Awareness Portfolio
Legg Mason Partners Variable Multiple    Legg Mason Partners Variable Capital
   Discipline Balanced All Cap Growth       and Income Portfolio
   and Value Portfolio
Legg Mason Partners Variable Multiple    Legg Mason Partners Variable Global
   Discipline Global All Cap Growth         Equity Portfolio
   and Value Portfolio

MERGERS:

Old Name                                 New Name
--------                                 --------
Legg Mason Partners Variable All Cap     Legg Mason Partners Variable
   Portfolio                                Fundamental Value Portfolio
Legg Mason Partners Variable Premier     Legg Mason Partners Variable
   Selections All Cap Growth Portfolio      Aggressive Growth Portfolio
Legg Mason Partners Variable II          Legg Mason Partners Variable III
   Aggressive Growth Portfolio              Aggressive Growth Portfolio
Legg Mason Partners Variable Growth      Legg Mason Partners Variable
   and Income Portfolio                     Appreciation Portfolio
Legg Mason Partners Variable Multiple    Legg Mason Partners Variable
   Discipline Portfolio Large Cap           Appreciation Portfolio
   Growth and Value
Legg Mason Partners Variable II Large    Legg Mason Partners Variable III Large
   Cap Growth Portfolio                     Cap Growth Portfolio
Legg Mason Partners Variable Small Cap   Legg Mason Partners Variable Small Cap
   Growth Opportunities Portfolio           Growth Portfolio
Western Asset Management High Yield      BlackRock High Yield Portfolio
   Bond Portfolio
Pioneer Mid-Cap Value Portfolio          Lazard Mid-Cap Portfolio

1. ORGANIZATION

SUBSTITUTIONS:

OLD NAME                                 NEW NAME
--------                                 --------
Credit Suisse Trust Emerging Markets     MFS Emerging Markets Equity Portfolio
   Portfolio
Lord Abbett Series Growth and Income     Lord Abbett Growth and Income
   Portfolio                                Portfolio
Lord Abbett Series Mid Cap Value         Lord Abbett Mid-Cap Value Portfolio
   Portfolio
Putnam VT International Equity Fund      MFS Research International Portfolio
Putnam VT Small Cap Value Fund           Third Avenue Small Cap Value Portfolio
PIMCO VIT Real Return Portfolio          PIMCO Inflation Protected Bond
                                            Portfolio

PORTFOLIO SHARE CLASS EXCHANGE:

OLD PORTFOLIO                            NEW PORTFOLIO
-------------                            -------------
BlackRock Large-Cap Core Portfolio       BlackRock Large-Cap Core Portfolio
   (Class A)                                (Class E)

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund, which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable annuity separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

2. SIGNIFICANT ACCOUNTING POLICIES

ANNUITY PAYOUTS

Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS

Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The contract owner has the opportunity to transfer funds between Subaccounts within the Separate Account or the fixed account, which is an investment option in the Company's general account.

OTHER RECEIPTS (PAYMENTS)

Included in "other receipts (payments)" in the statements of changes of net assets are primarily contract benefits which have been re-deposited with the Company and distributions for payouts.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values which are recorded as expenses in the accompanying statement of operations:

     MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

     ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

     ENHANCED STEPPED-UP PROVISION -- For an additional charge, the total death benefit payable may be increased based on the earnings in the Contracts.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT -- For an additional charge, the Company will guarantee the complete return of your purchase payments plus an additional benefit credit.

     The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2007:

Mortality and Expense Risk              1.55% - 1.85%
Administrative                          0.15%
Enhanced Stepped-Up Provision           0.20%
Guaranteed Minimum Withdrawal Benefit   0.25% - 0.50%

     The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract administrative charge of $30 is assessed on an annual basis for Contracts with a value of less than $40,000. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets.

Certain investments in the various portfolios, series or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007         DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  ----------   -------------  --------------
AIM V.I. Utilities Subaccount (Series I) (Cost $57,393)          2,877      68,966        46,599          49,261
Alger American Leveraged AllCap Subaccount
   (Class S) (Cost $163,971)                                     3,795     207,090       149,717          92,538
American Funds Global Growth Subaccount
   (Class 2) (Cost $2,798,106)                                 162,118   4,052,951       639,901       1,074,859
American Funds Growth-Income Subaccount
   (Class 2) (Cost $6,794,847)                                 175,070   7,398,451       774,719       2,492,442
American Funds Growth Subaccount
   (Class 2) (Cost $6,018,039)                                 137,134   9,149,576     1,154,417       3,327,625
Credit Suisse Trust Emerging Markets Subaccount
   (Cost $0) (a)                                                    --          --        12,402         213,891
Credit Suisse Trust Global Small Cap Subaccount
   (Cost $2,139)                                                   139       1,959        17,363          22,513
Dreyfus MidCap Stock Subaccount
   (Service Shares) (Cost $401,598)                             24,704     381,677        81,026          93,187
Dreyfus Socially Responsible Growth Subaccount
   (Service Shares) (Cost $2,008)                                   84       2,554             7             263
Dreyfus VIF Appreciation Subaccount
   (Initial Shares) (Cost $58,653)                               1,694      76,010         1,525          33,321
Dreyfus VIF Developing Leaders Subaccount
   (Initial Shares) (Cost $401,887)                             10,886     352,064        94,336         114,137
DWS VIT Equity 500 Index Subaccount
   (Class 2) (Cost $399,877)                                    30,147     467,586        36,588         157,268
DWS VIT RREEF Real Estate Securities Subaccount
   (Class B) (Cost $256,805)                                    15,428     246,847        99,751         244,332
DWSI Global Opportunities Subaccount
   (Class B) (Cost $164,241)                                    12,428     223,944        36,489          40,856
DWSI Capital Growth Subaccount (Class B) (Cost $508,161)        30,586     621,209        95,995         221,098
DWSI Growth & Income Subaccount
   (Class B) (Cost $135,725)                                    16,242     174,925         5,118          20,019
DWSI Health Care Subaccount (Class B) (Cost $104,232)            8,851     127,457         8,590          15,961
DWSII Balanced Subaccount (Class B) (Cost $93,941)               4,329     107,263        11,710          61,146
DWSI International Subaccount (Class B) (Cost $235,829)         23,811     356,687        39,412          94,139
DWSII Strategic Income Subaccount
   (Class B) (Cost $116,871)                                    10,272     119,468        35,285          71,602
DWSII Blue Chip Subaccount (Class B) (Cost $259,922)            19,615     286,580        68,817         112,269
DWSII Conservative Allocation Subaccount
   (Class B) (Cost $166,026)                                    14,821     175,335       135,899         166,703
DWSII Core Fixed Income Subaccount
   (Class B) (Cost $661,891)                                    55,728     657,591        84,916         119,617
DWSII Davis Venture Value Subaccount
   (Class B) (Cost $446,384)                                    40,462     589,532        66,224         266,446
DWSII Dreman High Return Equity Subaccount
   (Class B) (Cost $991,456)                                    79,085   1,139,619        90,382         355,267
DWSII Dreman Small Mid Cap Value Subaccount
   (Class B) (Cost $443,808)                                    23,999     481,905       170,700         487,356
DWSII Global Thematic Subaccount
   (Class B) (Cost $122,454)                                     8,645     135,380        35,553         117,003
DWSII Government & Agency Securities Subaccount
   (Class B) (Cost $302,375)                                    24,713     305,207        41,273          68,208
DWSII Growth Allocation Subaccount
   (Class B) (Cost $104,161)                                     9,245     117,413        15,411         115,064
DWSII High Income Subaccount (Class B) (Cost $430,269)          53,085     414,592       120,823         473,875
DWSII International Select Equity Subaccount
   (Class B) (Cost $266,878)                                    19,630     327,823       228,614         269,677

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007         DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  ----------   -------------  --------------
DWSII Janus Growth & Income Subaccount
   (Class B) (Cost $174,764)                                    18,166     227,617        13,474          24,213
DWSII Large Cap Value Subaccount
   (Class B) (Cost $271,726)                                    17,964     344,910        55,557         254,774
DWSII Mid Cap Growth Subaccount (Class B) (Cost $2,887)            276       3,684            --          10,568
DWSII Moderate Allocation Subaccount
   (Class B) (Cost $518,743)                                    47,889     588,074        80,065          20,294
DWSII Money Market Subaccount
   (Class B) (Cost $12,136,806)                             12,136,806  12,136,806     1,008,408         568,196
DWSII Small Cap Growth Subaccount
   (Class B) (Cost $124,583)                                    10,606     156,646         5,018          43,040
DWSII Technology Subaccount (Class B) (Cost $232,698)           25,658     270,174        98,479         113,148
DWSII Turner Mid Cap Growth Subaccount
   (Class B) (Cost $154,151)                                    14,500     177,771       157,695         272,798
Fidelity VIP Contrafund Subaccount
   (Service Class 2) (Cost $1,107,257)                          40,477   1,111,494       453,238         450,907
Fidelity VIP Contrafund Subaccount
   (Service Class) (Cost $432,429)                              16,756     465,828       157,587         317,492
Fidelity VIP Dynamic Capital Appreciation Subaccount
   (Service Class 2) (Cost $56,669)                              6,645      59,672        16,896          17,055
Fidelity VIP Mid Cap Subaccount
   (Service Class 2) (Cost $1,178,976)                          41,228   1,468,964       316,548         652,815
FTVIPT Franklin Income Securities Subaccount
   (Class 2) (Cost $116,878)                                     6,950     120,309       109,157         248,146
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount
   (Class 2) (Cost $314,897)                                    17,730     406,194        93,682         310,143
FTVIPT Templeton Developing Markets Securities Subaccount
   (Class 2) (Cost $780,647)                                    86,400   1,382,395       186,465         336,680
FTVIPT Templeton Foreign Securities Subaccount
   (Class 2) (Cost $1,143,048)                                  78,250   1,584,559       359,844         955,275
Janus Aspen Global Life Sciences Subaccount
   (Service Shares) (Cost $15,890) .                             2,083      23,829            --           7,872
Janus Aspen Global Technology Subaccount
   (Service Shares) (Cost $36,247) .                             9,905      51,308         5,183           8,151
Janus Aspen Mid Cap Growth Subaccount
   (Service Shares) (Cost $103,713)                              5,032     195,982         3,835          21,470
Janus Aspen Worldwide Growth Subaccount
   (Service Shares) (Cost $24,107) .                               904      31,659           256          25,110
LMPIS Premier Selections All Cap Growth Subaccount
   (Cost $0) (a)                                                    --          --           802           9,460
LMPVET Aggressive Growth Subaccount
   (Class I) (Cost $1,237,972)                                  93,537   1,525,596       473,815         595,438
LMPVET Appreciation Subaccount (Class I) (Cost $672,584)        29,089     766,773       323,912         442,708
LMPVET Appreciation Subaccount
   (Class II) (Cost $686,034) (b)                               24,357     643,500       902,262         220,135
LMPVET Capital Subaccount (Cost $4,153,975) .                  299,408   4,718,670       381,641       2,692,453
LMPVET Dividend Strategy Subaccount
   (Class A) (Cost $54,613)                                      6,250      65,436         1,348          78,282
LMPVET Equity Index Subaccount
   (Class II) (Cost $863,834)                                   30,421   1,021,831        78,509         302,483
LMPVET Fundamental Value Subaccount
   (Class I) (Cost $1,175,313)                                  56,665   1,229,061       532,984         469,045
LMPVET Global Equity Subaccount (Cost $403,493)                 28,739     512,129        28,201          73,551
LMPVET Investors Subaccount (Class I) (Cost $221,040)           17,597     290,696        22,771          69,148

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007         DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  ----------   -------------  --------------
LMPVET Large Cap Growth Subaccount
   (Class I) (Cost $290,778)                                    20,096     333,600       162,558         166,083
LMPVET Mid Cap Core Subaccount
   (Class I) (Cost $381,424)                                    28,377     351,303        70,754         122,899
LMPVET Multiple Discipline Subaccount-Large Cap
   Growth and Value (Cost $0) (c)                                   --          --        46,571         965,126
LMPVET Small Cap Growth Subaccount
   (Class I) (Cost $637,635)                                    45,830     688,830       309,873         215,027
LMPVPI All Cap Subaccount (Class I) (Cost $0) (a)                   --          --        23,690         369,486
LMPVPII Growth and Income Subaccount
   (Class I) (Cost $0) (a)                                          --          --        18,407         248,200
LMPVPV Small Cap Growth Opportunities Subaccount
   (Cost $0) (a)                                                    --          --         7,991         249,108
LMPVPI Large Cap Growth Subaccount
   (Class I) (Cost $0) (a)                                          --          --           612         163,775
LMPVPII Aggressive Growth Subaccount
   (Class I) (Cost $0) (a)                                          --          --        28,227         375,527
LMPVET Capital and Income Subaccount
   (Class II) (Cost $3,303,527)                                261,689   3,252,792       645,135         389,451
LMPVIT Adjustable Rate Income Subaccount
   (Cost $293,006)                                              29,274     278,977        14,011          78,641
LMPVIT Diversified Strategic Income Subaccount
   (Cost $317,649)                                              34,122     294,133        15,641          89,413
LMPVIT High Income Subaccount (Cost $1,229,554)                168,901   1,126,571       187,949         734,983
LMPVIT Money Market Subaccount (Cost $1,619,389)             1,619,389   1,619,389       835,218         420,318
Lord Abbett Growth and Income Subaccount
   (Class VC) (Cost $0) (a)                                         --          --        14,789       1,849,320
Lord Abbett Mid-Cap Value Subaccount
   (Class VC) (Cost $0) (a)                                         --          --        33,557       5,406,577
MIST Batterymarch Mid-Cap Stock Subaccount
   (Class A) (Cost $237,595)                                    11,947     215,767        45,991          87,677
MIST BlackRock High Yield Subaccount
   (Class A) (Cost $794,055)                                    94,603     779,525       417,467         394,708
MIST BlackRock Large-Cap Core Subaccount
   (Class E) (Cost $2,434,184) (d)                             222,099   2,458,631     3,127,055         701,446
MIST BlackRock Large-Cap Core Subaccount
   (Class A) (Cost $0) (a)                                          --          --       216,977       3,319,521
MIST Dreman Small-Cap Value Subaccount
   (Class A) (Cost $35,702)                                      2,610      35,416        21,525             653
MIST Harris Oakmark International Subaccount
   (Class A) (Cost $709,451)                                    40,639     701,840       221,656         280,030
MIST Janus Forty Subaccount (Class A) (Cost $659,088)            8,962     751,125       179,494         409,746
MIST Lazard Mid-Cap Subaccount
   (Class B) (Cost $7,709) (b)                                     564       6,829         7,805              93
MIST Legg Mason Partners Managed Assets Subaccount
   (Class A) (Cost $53,760)                                      3,179      54,555         6,124           2,071
MIST Lord Abbett Bond Debenture Subaccount
   (Class A) (Cost $373,089)                                    31,339     395,808        60,277         270,855
MIST Lord Abbett Growth and Income Subaccount
   (Class B) (Cost $4,404,760)                                 159,581   4,578,382     2,013,738       1,413,492
MIST Lord Abbett Mid-Cap Value Subaccount
   (Class B) (Cost $4,038,435) (d)                             188,459   3,671,176     5,084,579       1,052,724
MIST Met/AIM Capital Appreciation Subaccount
   (Class A) (Cost $248,266)                                    20,415     246,617        15,641         213,350

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007         DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  ----------   -------------  --------------
MIST Met/AIM Small Cap Growth Subaccount
   (Class A) (Cost $0)                                              --          --         9,976           9,237
MIST MFS Emerging Markets Equity Subaccount
   (Class A) (Cost $220,592) (d)                                18,153     261,043       323,543         109,345
MIST MFS Research International Subaccount
   (Class B) (Cost $208,567) (d)                                15,328     219,502       228,796          21,150
MIST MFS Value Subaccount (Class A) (Cost $269,540)             18,779     282,429       259,458         362,211
MIST Neuberger Berman Real Estate Subaccount
   (Class A) (Cost $999,507)                                    66,144     931,303       198,470         394,986
MIST PIMCO Inflation Protected Bond Subaccount
   (Class A) (Cost $1,505,515) (b)                             147,489   1,616,482     1,713,590         210,897
MIST Pioneer Fund Subaccount (Class A) (Cost $247,725)          18,310     278,862        13,342          37,260
MIST Pioneer Mid-Cap Value Subaccount
   (Class A) (Cost $0) (a)                                          --          --         1,109           7,845
MIST Pioneer Strategic Income Subaccount
   (Class A) (Cost $602,285)                                    62,988     631,142       323,328         374,741
MIST Third Avenue Small Cap Value Subaccount
   (Class B) (Cost $1,823,688)                                 106,874   1,675,789     1,450,175         989,363
MSF BlackRock Aggressive Growth Subaccount
   (Class D) (Cost $570,854)                                    23,658     678,037         9,112          39,833
MSF BlackRock Bond Income Subaccount
   (Class A) (Cost $713,395)                                     6,857     765,948        69,658         208,691
MSF BlackRock Bond Income Subaccount
   (Class E) (Cost $441,277)                                     4,286     475,650        16,000         111,909
MSF BlackRock Money Market Subaccount
   (Class A) (Cost $581,826)                                     5,818     581,826     2,180,369       1,877,685
MSF Capital Guardian U.S. Equity Subaccount
   (Class A) (Cost $2,511)                                         196       2,437         3,625          58,765
MSF FI Large Cap Subaccount (Class A) (Cost $437,401)           29,629     434,361        47,598         192,725
MSF FI Value Leaders Subaccount
   (Class D) (Cost $1,074,921)                                   5,347   1,046,832       220,346         503,088
MSF MetLife Aggressive Allocation Subaccount
   (Class B) (Cost $97,173)                                      7,758      97,833        82,023          28,334
MSF MetLife Conservative Allocation Subaccount
   (Class B) (Cost $154,168)                                    14,818     164,778        92,019          40,735
MSF MetLife Conservative to Moderate Allocation Subaccount
   (Class B) (Cost $131,769)                                    12,721     146,668           322          42,585
MSF MetLife Moderate Allocation Subaccount
   (Class B) (Cost $465,410)                                    42,560     509,013       167,150          67,896
MSF MetLife Moderate to Aggressive Allocation Subaccount
   (Class B) (Cost $17,702)                                      1,364      16,884        17,907             197
MSF MFS Total Return Subaccount
   (Class B) (Cost $194,886)                                     1,351     206,782        15,846          87,749
MSF MFS Total Return Subaccount
   (Class F) (Cost $4,770,489)                                  32,950   5,056,164       463,876       1,358,907
MSF Oppenheimer Global Equity Subaccount
   (Class B) (Cost $2,609,568)                                 165,093   2,879,217       191,353       1,490,206
MSF T. Rowe Price Large Cap Growth Subaccount
   (Class B) (Cost $218,653)                                    15,249     250,084        63,170          77,228
MSF Western Asset Management High Yield Bond Subaccount
   (Class A) (Cost $0) (a)                                          --          --        35,730         328,713
MSF Western Asset Management U.S. Government Subaccount
   (Class A) (Cost $123,542)                                    10,379     129,632        31,266          88,298
PIMCO VIT Real Return Subaccount
   (Administrative Class) (Cost $0) (a)                             --          --        30,089       1,593,635

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007         DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  ----------   -------------  --------------
PIMCO VIT Total Return Subaccount
   (Administrative Class) (Cost $3,545,896)                    342,008   3,587,589       646,441       1,334,529
Putnam VT International Equity Subaccount
   (Class IB) (Cost $0) (a)                                         --          --        35,767         335,898
Putnam VT Small Cap Value Subaccount
   (Class IB) (Cost $0) (a)                                         --          --       160,356       1,233,275
Van Kampen LIT Comstock Subaccount
   (Class II) (Cost $2,276,862)                                177,638   2,451,405       222,271       1,263,008
Van Kampen LIT Enterprise Subaccount
   (Class II) (Cost $10,664)                                       893      15,597            29         140,773
Van Kampen LIT Strategic Growth Subaccount
   (Class I) (Cost $35,113)                                      1,475      49,671            57          97,573

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

5. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007:

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
AIM V.I. Utilities Subaccount (Series I)     2007     32 2.112 - 2.180       69        1.58        1.70 - 2.40       17.79 - 18.61
                                             2006     33 1.793 - 1.838       60        2.73        1.70 - 2.40       22.47 - 23.36
                                             2005     37 1.464 - 1.490       55        1.03        1.70 - 2.40        4.86 - 14.88
                                             2004    174 1.289 - 1.297      225        0.91        1.70 - 2.10       21.03 - 21.33
                                             2003      7         1.065        8        1.41               2.10                9.23

Alger American Leveraged AllCap              2007    102 2.010 - 2.047      207          --        1.70 - 2.10       30.43 - 30.97
   Subaccount (Class S)                      2006     70 1.541 - 1.563      109          --        1.70 - 2.10       16.48 - 16.90
                                             2005    113 1.323 - 1.337      150          --        1.70 - 2.10       11.74 - 12.26
                                             2004     62 1.184 - 1.191       74          --        1.70 - 2.10         5.71 - 6.06
                                             2003     56 1.120 - 1.123       63          --        1.70 - 2.10         4.58 - 4.66

American Funds Global Growth                 2007  1,794 1.764 - 2.299    4,052        2.63        1.70 - 2.60       11.89 - 12.92
   Subaccount (Class 2)                      2006  2,086 1.566 - 2.036    4,187        0.88        1.70 - 2.60       17.35 - 18.37
                                             2005  2,320 1.326 - 1.720    3,950        0.68        1.70 - 2.60       11.13 - 12.76
                                             2004  2,277 1.509 - 1.533    3,469        0.44        1.70 - 2.60        7.93 - 11.57
                                             2003  1,024 1.365 - 1.374    1,404        0.17        1.70 - 2.60       11.43 - 36.63

American Funds Growth-Income                 2007  4,324 1.389 - 1.746    7,397        1.39        1.70 - 2.60         2.32 - 3.25
   Subaccount (Class 2)                      2006  5,433 1.348 - 1.691    9,039        1.46        1.70 - 2.60       12.29 - 13.26
                                             2005  6,500 1.193 - 1.493    9,588        1.33        1.70 - 2.60         3.12 - 4.19
                                             2004  6,350 1.412 - 1.435    9,043        1.05        1.70 - 2.60         4.93 - 8.55
                                             2003  3,641 1.313 - 1.322    4,797        1.79        1.70 - 2.60       11.36 - 31.70

American Funds Growth                        2007  4,566 1.563 - 2.044    9,148        0.72        1.70 - 2.60        9.45 - 10.43
   Subaccount (Class 2)                      2006  5,956 1.419 - 1.851   10,851        0.76        1.70 - 2.60         6.05 - 8.37
                                             2005  6,870 1.666 - 1.708   11,600        0.71        1.70 - 2.60       13.26 - 14.25
                                             2004  6,325 1.471 - 1.495    9,390        0.22        1.70 - 2.60        6.67 - 10.58
                                             2003  2,739 1.342 - 1.352    3,690        0.23        1.70 - 2.60        9.62 - 33.14

Credit Suisse Trust Emerging Markets         2007     -- 2.711 - 2.786       --          --        1.70 - 2.40         4.49 - 4.74
   Subaccount (a)                            2006     75 2.594 - 2.660      197        0.51        1.70 - 2.40       29.38 - 30.33
                                             2005     78 2.005 - 2.041      158        0.71        1.70 - 2.40       25.00 - 25.75
                                             2004     87 1.608 - 1.623      140        0.25        1.70 - 2.30       17.76 - 34.90
                                             2003     20 1.318 - 1.321       26          --        1.70 - 2.10       10.94 - 11.10

Credit Suisse Trust Global Small Cap         2007      1 1.679 - 1.695        2          --        2.10 - 2.30     (6.15) - (5.94)
   Subaccount                                2006      4 1.789 - 1.802        7          --        2.10 - 2.30       10.64 - 10.82
                                             2005     16 1.617 - 1.626       26          --        2.10 - 2.30       13.47 - 13.79
                                             2004     22 1.425 - 1.429       32          --        2.10 - 2.30       15.52 - 24.89
                                             2003      1         1.237        1          --               2.10                6.64

Dreyfus MidCap Stock                         2007    260 1.436 - 1.489      382        0.30        1.70 - 2.50     (1.10) - (0.33)
   Subaccount (Service Shares)               2006    298 1.452 - 1.494      440        0.18        1.70 - 2.50         4.99 - 5.88
                                             2005    404 1.383 - 1.411      565          --        1.70 - 2.50         3.41 - 7.06
                                             2004    402 1.301 - 1.318      527        0.20        1.70 - 2.50        8.42 - 12.36
                                             2003    232 1.168 - 1.173      272        0.28        1.70 - 2.50        1.57 - 11.87

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
Dreyfus Socially Responsible Growth          2007      2         1.326        3        0.28               2.10                5.24
   Subaccount (Service Shares)               2006      2 1.251 - 1.260        3          --        1.70 - 2.30         6.47 - 7.12
                                             2005      5 1.175 - 1.193        5        0.14        1.70 - 2.30         1.03 - 1.62
                                             2004     20 1.163 - 1.174       23        0.18        1.70 - 2.30        1.91 - 13.57
                                             2003      5         1.125        6          --               2.10                1.99

Dreyfus VIF Appreciation                     2007     49 1.514 - 1.551       76        1.51        1.70 - 2.20         4.78 - 5.30
   Subaccount (Initial Shares)               2006     70 1.434 - 1.473      102        1.81        1.70 - 2.40       13.59 - 14.54
                                             2005    131 1.258 - 1.286      168        0.02        1.70 - 2.50       (1.32) - 2.63
                                             2004    132 1.235 - 1.253      165        2.08        1.70 - 2.50         2.81 - 4.48
                                             2003     86 1.210 - 1.213      105        9.22        1.70 - 2.10        5.02 - 11.21

Dreyfus VIF Developing Leaders               2007    263 1.300 - 1.350      352        0.74        1.70 - 2.50   (13.28) - (12.56)
   Subaccount (Initial Shares)               2006    312 1.499 - 1.544      478        0.41        1.70 - 2.50         1.22 - 1.98
                                             2005    426 1.481 - 1.514      641          --        1.70 - 2.50         3.21 - 4.05
                                             2004    577 1.435 - 1.455      838        0.23        1.70 - 2.50         2.64 - 9.48
                                             2003    344 1.321 - 1.329      457        0.05        1.70 - 2.50        3.12 - 18.94

DWS VIT Equity 500 Index                     2007    401 1.154 - 1.175      468        1.11        1.70 - 2.50         2.21 - 3.07
   Subaccount (Class 2)                      2006    500 1.129 - 1.140      568        0.78        1.70 - 2.50       12.45 - 13.21
                                             2005    462 1.004 - 1.007      465          --        1.70 - 2.50         0.40 - 0.70

DWS VIT RREEF Real Estate Securities         2007    138 1.753 - 1.818      247        0.76        1.70 - 2.50   (18.43) - (17.77)
   Subaccount (Class B)                      2006    213 2.149 - 2.211      469          --        1.70 - 2.50       33.81 - 34.82
                                             2005    304 1.606 - 1.640      495        2.17        1.70 - 2.50         5.16 - 9.48
                                             2004    341 1.479 - 1.498      510        0.57        1.70 - 2.50       16.69 - 28.58
                                             2003    193 1.162 - 1.165      224          --        1.70 - 2.30        4.58 - 14.69

DWSI Global Opportunities                    2007    100 2.182 - 2.263      224        1.02        1.70 - 2.50         6.23 - 7.10
   Subaccount (Class B)                      2006    108 2.054 - 2.113      228        0.94        1.70 - 2.50       18.87 - 19.78
                                             2005    156 1.728 - 1.764      274        0.33        1.70 - 2.50       13.50 - 16.13
                                             2004     90 1.500 - 1.519      137          --        1.70 - 2.50       14.81 - 25.73
                                             2003     63 1.251 - 1.252       79          --        2.10 - 2.30       12.60 - 22.39

DWSI Capital Growth Subaccount (Class B)     2007    426 1.367 - 1.477      621        0.23        1.70 - 2.50        9.45 - 10.22
                                             2006    504 1.242 - 1.340      668        0.18        1.70 - 2.50       (0.48) - 6.35
                                             2005    396 1.241 - 1.260      495        0.31        1.70 - 2.30         6.07 - 6.69
                                             2004    220 1.170 - 1.181      258        0.19        1.70 - 2.30         5.12 - 5.73
                                             2003    168 1.113 - 1.117      187          --        1.70 - 2.30        8.16 - 10.05

DWSI Growth & Income                         2007    127 1.363 - 1.401      175        0.86        1.70 - 2.30     (1.30) - (0.71)
   Subaccount (Class B)                      2006    137 1.381 - 1.411      192        0.60        1.70 - 2.30       10.66 - 11.37
                                             2005    147 1.248 - 1.267      185        0.83        1.70 - 2.30         3.40 - 3.94
                                             2004    241 1.207 - 1.219      292        0.44        1.70 - 2.30         7.29 - 7.97
                                             2003    141 1.125 - 1.129      159          --        1.70 - 2.30        7.22 - 10.71

DWSI Health Care Subaccount (Class B)        2007     87 1.427 - 1.480      127          --        1.70 - 2.50       10.11 - 10.94
                                             2006     96 1.296 - 1.334      127          --        1.70 - 2.50         3.18 - 4.06
                                             2005    191 1.256 - 1.282      243          --        1.70 - 2.50         0.96 - 6.21
                                             2004    128 1.192 - 1.207      154          --        1.70 - 2.50        6.52 - 15.89
                                             2003     50 1.119 - 1.125       56          --        1.70 - 2.50        1.08 - 10.43

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Balanced Subaccount (Class B)          2007     86 1.216 - 1.261      107        2.96        1.70 - 2.50         1.84 - 2.69
                                             2006    127 1.194 - 1.228      155        2.07        1.70 - 2.50         7.18 - 8.00
                                             2005    305 1.114 - 1.137      343        1.86        1.70 - 2.50         0.72 - 2.16
                                             2004    489 1.099 - 1.113      542        1.28        1.70 - 2.50         3.68 - 4.51
                                             2003    375 1.060 - 1.065      399          --        1.70 - 2.50         2.42 - 6.71

DWSI International                           2007    169 2.060 - 2.137      357        2.05        1.70 - 2.50       11.41 - 12.36
   Subaccount (Class B)                      2006    197 1.849 - 1.902      371        1.70        1.70 - 2.50        2.47 - 23.27
                                             2005    255 1.511 - 1.543      390        1.27        1.70 - 2.50       12.85 - 13.79
                                             2004    263 1.339 - 1.356      355        0.75        1.70 - 2.50       13.62 - 14.33
                                             2003     78 1.182 - 1.186       92          --        1.70 - 2.30        3.49 - 19.72

DWSII Strategic Income                       2007    104 1.131 - 1.162      119        6.10        1.70 - 2.30         2.72 - 3.29
   Subaccount (Class B)                      2006    141 1.101 - 1.125      157        5.68        1.70 - 2.30         6.27 - 6.94
                                             2005    211 1.036 - 1.052      220        7.46        1.70 - 2.30       (0.38) - 0.19
                                             2004    207 1.040 - 1.050      217          --        1.70 - 2.30         5.80 - 6.49
                                             2003    122 0.983 - 0.986      120          --        1.70 - 2.30         0.00 - 3.14

DWSII Blue Chip Subaccount (Class B)         2007    178 1.570 - 1.628      287        0.71        1.70 - 2.50         0.58 - 1.37
                                             2006    224 1.561 - 1.606      356        0.51        1.70 - 2.50       12.38 - 13.26
                                             2005    416 1.389 - 1.418      586        0.53        1.70 - 2.50         5.42 - 7.83
                                             2004    309 1.298 - 1.315      405        0.21        1.70 - 2.50       12.67 - 13.66
                                             2003     85 1.152 - 1.157       98          --        1.70 - 2.50        2.12 - 13.99

DWSII Conservative Allocation                2007    147 1.165 - 1.197      175        2.71        1.70 - 2.50         2.10 - 2.92
   Subaccount (Class B)                      2006    179 1.141 - 1.163      208        1.35        1.70 - 2.50         6.14 - 6.99
                                             2005    266 1.075 - 1.087      288          --        1.70 - 2.50         0.65 - 4.45
                                             2004     53         1.059       56          --               1.70                3.72

DWSII Core Fixed Income                      2007    629 1.019 - 1.075      657        4.01        1.70 - 2.50         1.19 - 2.03
   Subaccount (Class B)                      2006    676 1.007 - 1.056      694        3.31        1.70 - 2.50         0.67 - 2.17
                                             2005    731 0.994 - 1.014      738        3.11        1.70 - 2.50       (0.60) - 0.10
                                             2004    786 1.000 - 1.013      794        2.66        1.70 - 2.50         0.00 - 2.32
                                             2003    466 0.985 - 0.990      461          --        1.70 - 2.50       (0.70) - 3.34

DWSII Davis Venture Value                    2007    380 1.514 - 1.570      589        0.36        1.70 - 2.50         1.54 - 2.41
   Subaccount (Class B)                      2006    502 1.491 - 1.533      762        0.32        1.70 - 2.50       11.60 - 12.39
                                             2005    942 1.336 - 1.364    1,274        0.36        1.70 - 2.50        6.54 - 10.23
                                             2004    696 1.254 - 1.270      879        0.03        1.70 - 2.50         8.67 - 9.48
                                             2003    321 1.154 - 1.160      371          --        1.70 - 2.50        8.01 - 14.94

DWSII Dreman High Return Equity              2007    748 1.481 - 1.536    1,139        1.10        1.70 - 2.50     (4.64) - (3.88)
   Subaccount (Class B)                      2006    917 1.553 - 1.598    1,454        1.36        1.70 - 2.50        7.06 - 16.22
                                             2005    898 1.347 - 1.375    1,228        1.37        1.70 - 2.50         4.01 - 5.69
                                             2004    809 1.284 - 1.301    1,048        1.22        1.70 - 2.50       11.03 - 12.24
                                             2003    512 1.160 - 1.164      596          --        1.70 - 2.30       12.36 - 15.49

DWSII Dreman Small Mid Cap Value             2007    238 1.979 - 2.053      483        0.76        1.70 - 2.50         0.10 - 0.93
   Subaccount (Class B)                      2006    432 1.977 - 2.034      872        0.43        1.70 - 2.50       21.51 - 22.53
                                             2005    617 1.627 - 1.660    1,017        0.37        1.70 - 2.50         7.11 - 8.04
                                             2004    631 1.519 - 1.538      967        0.42        1.70 - 2.50       17.12 - 23.43
                                             2003    269 1.242 - 1.246      335          --        1.70 - 2.30       14.05 - 21.09

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Global Thematic                        2007     65 2.046 - 2.122      135        0.31        1.70 - 2.50         3.23 - 4.02
   Subaccount (Class B)                      2006    116 1.982 - 2.040      233        0.30        1.70 - 2.50       26.40 - 27.50
                                             2005    208 1.568 - 1.600      330          --        1.70 - 2.50       19.00 - 20.48
                                             2004    115 1.312 - 1.328      152        0.87        1.70 - 2.50        7.97 - 13.40
                                             2003     62 1.178 - 1.180       73          --        1.90 - 2.30        3.42 - 14.35

DWSII Government & Agency Securities         2007    286 1.039 - 1.077      305        4.60        1.70 - 2.50         2.87 - 3.66
   Subaccount (Class B)                      2006    320 1.010 - 1.039      330        3.70        1.70 - 2.50         1.20 - 2.06
                                             2005    409 0.998 - 1.018      414        3.33        1.70 - 2.50       (0.20) - 0.49
                                             2004    462 1.000 - 1.013      467        1.87        1.70 - 2.50         0.81 - 1.60
                                             2003    420 0.992 - 0.997      418          --        1.70 - 2.50       (0.10) - 1.43

DWSII Growth Allocation                      2007     90 1.296 - 1.313      117        2.21        1.70 - 2.10         3.35 - 3.79
   Subaccount (Class B)                      2006    173 1.254 - 1.265      218        0.81        1.70 - 2.10       10.39 - 10.77
                                             2005    277 1.136 - 1.142      315          --        1.70 - 2.10         0.71 - 4.20
                                             2004     64 1.094 - 1.096       70          --        1.70 - 2.10         2.24 - 6.10

DWSII High Income Subaccount (Class B)       2007    319 1.229 - 1.311      415       10.33        1.70 - 2.50     (1.94) - (1.13)
                                             2006    592 1.247 - 1.326      780        7.99        1.70 - 2.50         3.23 - 8.24
                                             2005    786 1.200 - 1.225      957        8.74        1.70 - 2.50       (0.33) - 1.66
                                             2004    977 1.190 - 1.205    1,174       15.85        1.70 - 2.50        8.67 - 10.25
                                             2003  1,684 1.088 - 1.093    1,841          --        1.70 - 2.50         0.37 - 8.11

DWSII International Select Equity            2007    150 1.965 - 2.209      328        2.59        1.70 - 2.30       13.58 - 14.22
   Subaccount (Class B)                      2006    191 1.725 - 1.934      365        1.48        1.70 - 2.30       11.51 - 22.95
                                             2005    201 1.549 - 1.573      314        2.53        1.70 - 2.30       11.44 - 12.12
                                             2004    192 1.390 - 1.403      268        0.68        1.70 - 2.30       15.16 - 15.85
                                             2003    162 1.207 - 1.211      196          --        1.70 - 2.30        3.15 - 21.63

DWSII Janus Growth & Income                  2007    155 1.392 - 1.491      228        0.19        1.70 - 2.30         3.79 - 4.41
   Subaccount (Class B)                      2006    159 1.336 - 1.428      225        0.26        1.70 - 2.30         3.89 - 6.17
                                             2005    284 1.324 - 1.345      379          --        1.70 - 2.30         4.98 - 9.89
                                             2004    171 1.213 - 1.224      209          --        1.70 - 2.30         8.59 - 9.19
                                             2003    169 1.117 - 1.121      189          --        1.70 - 2.30        7.20 - 11.79

DWSII Large Cap Value                        2007    223 1.426 - 1.570      345        1.67        1.70 - 2.50        9.95 - 10.80
   Subaccount (Class B)                      2006    364 1.290 - 1.417      511        1.24        1.70 - 2.50        4.28 - 13.09
                                             2005    426 1.228 - 1.253      531        1.45        1.70 - 2.50       (0.89) - 1.73
                                             2004    523 1.239 - 1.255      654        0.95        1.70 - 2.50         6.90 - 7.82
                                             2003    153 1.160 - 1.164      177          --        1.70 - 2.30        6.80 - 14.79

DWSII Mid Cap Growth                         2007      2 1.489 - 1.544        4          --        1.70 - 2.50         5.23 - 6.04
   Subaccount (Class B)                      2006      9 1.415 - 1.456       13          --        1.70 - 2.50         7.85 - 8.74
                                             2005     11 1.312 - 1.339       15          --        1.70 - 2.50       11.85 - 12.71
                                             2004     12 1.173 - 1.188       14          --        1.70 - 2.50         1.03 - 1.89
                                             2003     12 1.161 - 1.166       14          --        1.70 - 2.50        2.01 - 12.39

DWSII Moderate Allocation                    2007    476 1.220 - 1.254      588        2.19        1.70 - 2.50         2.43 - 3.29
   Subaccount (Class B)                      2006    444 1.191 - 1.214      533        0.85        1.70 - 2.50         4.15 - 9.07
                                             2005    461 1.101 - 1.113      509          --        1.70 - 2.50         2.88 - 5.04
                                             2004    183 1.076 - 1.077      197          --        1.70 - 2.10         4.87 - 5.59

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Money Market Subaccount (Class B)      2007 11,685 1.022 - 1.040   12,135        4.54        1.70 - 2.10         2.51 - 2.87
                                             2006 11,606 0.997 - 1.011   11,739        4.16        1.70 - 2.10         1.85 - 2.43
                                             2005 12,261 0.972 - 0.987   12,100        2.40        1.70 - 2.30         0.10 - 0.71
                                             2004 12,189 0.971 - 0.980   11,944        0.51        1.70 - 2.30     (1.72) - (1.21)
                                             2003 12,253 0.988 - 0.992   12,150        0.10        1.70 - 2.30     (0.60) - (0.10)

DWSII Small Cap Growth                       2007    115 1.349 - 1.386      157          --        1.70 - 2.30         3.37 - 3.98
   Subaccount (Class B)                      2006    140 1.305 - 1.333      185          --        1.70 - 2.30         2.43 - 3.09
                                             2005    184 1.274 - 1.293      237          --        1.70 - 2.30         4.34 - 4.87
                                             2004    171 1.221 - 1.233      210          --        1.70 - 2.30         4.06 - 8.73
                                             2003    194 1.130 - 1.134      220          --        1.70 - 2.30        1.62 - 11.42

DWSII Technology Subaccount (Class B)        2007    200 1.314 - 1.363      270          --        1.70 - 2.50       10.98 - 11.90
                                             2006    210 1.184 - 1.218      254          --        1.70 - 2.50     (1.99) - (1.22)
                                             2005    177 1.208 - 1.233      217        0.12        1.70 - 2.50         0.75 - 1.48
                                             2004    130 1.199 - 1.215      158          --        1.70 - 2.50       (0.82) - 2.92
                                             2003    160 1.213 - 1.217      195          --        1.70 - 2.30        2.10 - 20.66

DWSII Turner Mid Cap Growth                  2007     98 1.537 - 1.856      178          --        1.70 - 2.50       22.02 - 23.00
   Subaccount (Class B)                      2006    175 1.252 - 1.509      261          --        1.70 - 2.50         3.60 - 4.95
                                             2005    288 1.416 - 1.445      414          --        1.70 - 2.50         8.51 - 9.39
                                             2004    266 1.305 - 1.321      349          --        1.70 - 2.50         7.94 - 8.81
                                             2003     99 1.209 - 1.214      121          --        1.70 - 2.50        6.61 - 17.84

Fidelity VIP Contrafund                      2007    539 2.018 - 2.097    1,111        0.71        1.70 - 2.50       14.40 - 15.35
   Subaccount (Service Class 2)              2006    675 1.764 - 1.818    1,211        0.99        1.70 - 2.50         8.69 - 9.52
                                             2005    755 1.623 - 1.660    1,242        0.11        1.70 - 2.50       11.89 - 14.72
                                             2004    517 1.427 - 1.447      744        0.13        1.70 - 2.50       12.36 - 13.22
                                             2003    213 1.270 - 1.278      271          --        1.70 - 2.50        3.84 - 17.64

Fidelity VIP Contrafund                      2007    223 2.040 - 2.120      466        0.65        1.80 - 2.60       14.48 - 15.41
   Subaccount (Service Class)                2006    357 1.782 - 1.837      647        1.12        1.80 - 2.60         8.72 - 9.61
                                             2005    391 1.639 - 1.676      649        0.18        1.80 - 2.60       13.90 - 14.79
                                             2004    344 1.439 - 1.460      500        0.22        1.80 - 2.60       12.33 - 13.27
                                             2003    253 1.281 - 1.289      324          --        1.80 - 2.60       11.01 - 28.50

Fidelity VIP Dynamic Capital                 2007     34 1.697 - 1.738       60        0.12        1.70 - 2.20       (4.18) - 4.89
   Appreciation Subaccount (Service Class 2) 2006     38         1.657       62        0.10               1.70       11.26 - 11.96
                                             2005    129 1.456 - 1.480      190          --        1.70 - 2.30       17.99 - 18.59
                                             2004     77 1.234 - 1.248       95          --        1.70 - 2.30       (1.04) - 0.97
                                             2003     77 1.247 - 1.249       96          --        2.10 - 2.30         3.91 - 7.22

Fidelity VIP Mid Cap                         2007    582 1.905 - 2.573    1,469        0.51        1.70 - 2.60       12.40 - 13.40
   Subaccount (Service Class 2)              2006    776 1.684 - 2.269    1,738        0.19        1.70 - 2.60        9.49 - 10.52
                                             2005    994 1.528 - 2.053    2,022          --        1.70 - 2.60       11.70 - 16.05
                                             2004    910 1.741 - 1.769    1,599          --        1.70 - 2.60       18.00 - 22.51
                                             2003    426 1.434 - 1.444      614          --        1.70 - 2.60        5.52 - 44.04

FTVIPT Franklin Income Securities            2007    100 1.205 - 1.221      120        4.05        1.80 - 2.30         1.43 - 1.92
   Subaccount (Class 2)                      2006    217 1.188 - 1.198      258        3.74        1.80 - 2.30       15.56 - 16.20
                                             2005    235 1.028 - 1.031      242          --        1.80 - 2.30     (3.47) - (1.34)

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
FTVIPT Franklin Small-Mid Cap Growth         2007    224 1.768 - 1.837      406          --        1.80 - 2.60         8.33 - 9.28
   Securities Subaccount (Class 2)           2006    360 1.632 - 1.681      597          --        1.80 - 2.60         5.91 - 6.73
                                             2005    751 1.541 - 1.575    1,169          --        1.80 - 2.60         2.12 - 2.94
                                             2004    849 1.509 - 1.530    1,289          --        1.80 - 2.60         5.90 - 9.44
                                             2003    703 1.389 - 1.398      979          --        1.80 - 2.60       22.42 - 42.87

FTVIPT Templeton Developing Markets          2007    395 3.394 - 3.539    1,378        2.29        1.70 - 2.60       25.47 - 26.57
   Securities Subaccount (Class 2)           2006    479 2.705 - 2.796    1,326        1.15        1.70 - 2.60       24.83 - 25.95
                                             2005    583 2.167 - 2.220    1,284        1.34        1.70 - 2.60       24.18 - 25.28
                                             2004    572 1.745 - 1.772    1,008        1.84        1.70 - 2.60       21.52 - 28.81
                                             2003    261 1.436 - 1.445      376        0.07        1.70 - 2.60        3.23 - 38.80

FTVIPT Templeton Foreign Securities          2007    669 2.308 - 2.409    1,584        2.08        1.70 - 2.60       12.48 - 13.47
   Subaccount (Class 2)                      2006    970 2.052 - 2.123    2,032        1.29        1.70 - 2.60       18.34 - 19.40
                                             2005  1,328 1.734 - 1.778    2,332        1.13        1.70 - 2.60         2.52 - 8.42
                                             2004    933 1.615 - 1.641    1,519        0.99        1.70 - 2.60       10.12 - 20.94
                                             2003    435 1.398 - 1.407      610        0.16        1.80 - 2.60       20.36 - 27.02

Janus Aspen Global Life Sciences             2007     13 1.815 - 1.832       24          --        2.10 - 2.30       18.94 - 19.19
   Subaccount (Service Shares)               2006     17 1.514 - 1.561       27          --        1.70 - 2.50         3.70 - 4.55
                                             2005     42 1.460 - 1.493       62          --        1.70 - 2.50        9.53 - 10.43
                                             2004     41 1.333 - 1.352       55          --        1.70 - 2.50        2.97 - 11.83
                                             2003      5         1.200        5          --               2.10               11.63

Janus Aspen Global Technology                2007     26 1.909 - 1.964       51        0.34        1.70 - 2.30       18.94 - 19.61
   Subaccount (Service Shares)               2006     28 1.605 - 1.642       45          --        1.70 - 2.30         5.15 - 6.07
                                             2005     38 1.523 - 1.548       59          --        1.70 - 2.50         4.59 - 9.63
                                             2004     43 1.392 - 1.412       60          --        1.70 - 2.50       (1.90) - 4.41
                                             2003     19 1.419 - 1.428       27          --        1.70 - 2.50      (0.91) - 19.97

Janus Aspen Mid Cap Growth                   2007     87 2.197 - 2.283      196        0.07        1.80 - 2.60       18.56 - 19.53
   Subaccount (Service Shares)               2006     94 1.853 - 1.910      178          --        1.80 - 2.60       10.43 - 11.31
                                             2005    104 1.678 - 1.716      177          --        1.80 - 2.60        9.17 - 10.07
                                             2004    106 1.537 - 1.559      164          --        1.80 - 2.60       17.42 - 18.29
                                             2003    104 1.309 - 1.318      136          --        1.80 - 2.60        1.00 - 31.40

Janus Aspen Worldwide Growth                 2007     19 1.684 - 1.700       32        0.52        1.90 - 2.10         7.06 - 7.26
   Subaccount (Service Shares)               2006     32 1.573 - 1.585       50        1.38        1.70 - 2.10       15.29 - 15.98
                                             2005     39 1.362 - 1.377       53        1.24        1.70 - 2.10         3.42 - 3.77
                                             2004     37 1.313 - 1.327       49        0.74        1.70 - 2.30       (1.72) - 2.79
                                             2003    272 1.287 - 1.291      352        1.13        1.70 - 2.10       11.72 - 15.06

LMPIS Premier Selections All Cap             2007     --         1.521       --        0.08               2.40                6.22
   Growth Subaccount (a)                     2006      6 1.432 - 1.443        9          --        2.20 - 2.40         4.56 - 5.02
                                             2005      9 1.359 - 1.374       12        0.02        2.20 - 2.60         3.58 - 4.01
                                             2004     62 1.312 - 1.321       81          --        2.20 - 2.60        0.46 - 10.62
                                             2003      6         1.311        8          --               2.40               12.44

LMPVET Aggressive Growth                     2007    939 1.581 - 1.650    1,525          --        1.70 - 2.60     (4.76) - (0.36)
   Subaccount (Class I)                      2006  1,005 1.599 - 1.648    1,636          --        1.80 - 2.60         6.03 - 6.87
                                             2005  1,365 1.508 - 1.542    2,082          --        1.80 - 2.60         8.80 - 9.67
                                             2004  1,545 1.386 - 1.406    2,158          --        1.80 - 2.60         7.11 - 7.99
                                             2003  1,374 1.294 - 1.302    1,784          --        1.80 - 2.60        6.55 - 28.01

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
LMPVET Appreciation                          2007    483 1.549 - 1.617      767        0.90        1.70 - 2.60         2.17 - 6.49
   Subaccount (Class I)                      2006    592 1.466 - 1.511      882        1.04        1.80 - 2.60       11.82 - 12.76
                                             2005    717 1.311 - 1.340      951        0.86        1.80 - 2.60         1.63 - 2.45
                                             2004    711 1.290 - 1.308      924        1.32        1.80 - 2.60         6.00 - 6.97
                                             2003    455 1.217 - 1.224      555        0.95        1.80 - 2.60       13.50 - 21.13

LMPVET Appreciation
   Subaccount (Class II) (b)                 2007    423 1.479 - 1.537      643        0.70        1.80 - 2.60         1.16 - 1.32

LMPVET Capital Subaccount                    2007  3,099 1.496 - 1.555    4,718        0.31        1.80 - 2.60       (0.80) - 0.06
                                             2006  4,664 1.508 - 1.554    7,130        0.63        1.80 - 2.60       10.72 - 11.56
                                             2005  5,747 1.362 - 1.393    7,910        0.33        1.80 - 2.60         2.56 - 3.41
                                             2004  6,569 1.328 - 1.347    8,784        0.33        1.80 - 2.60         3.91 - 4.74
                                             2003  4,620 1.278 - 1.286    5,926        0.11        1.80 - 2.60       11.42 - 28.20

LMPVET Dividend Strategy Subaccount          2007     45 1.438 - 1.466       65        1.43        1.80 - 2.20         4.13 - 4.56
                                             2006     97 1.381 - 1.402      135        1.95        1.80 - 2.20       15.37 - 15.87
                                             2005    133 1.197 - 1.210      161        2.11        1.80 - 2.20     (2.37) - (2.02)
                                             2004     78 1.226 - 1.235       95        0.89        1.80 - 2.20         1.16 - 1.56
                                             2003     64 1.212 - 1.216       77        0.85        1.80 - 2.20       10.55 - 16.31

LMPVET Equity Index                          2007    632 1.579 - 1.641    1,022        1.46        1.70 - 2.50         2.33 - 3.21
   Subaccount (Class II)                     2006    796 1.543 - 1.590    1,252        1.27        1.70 - 2.50       12.30 - 13.17
                                             2005  1,107 1.374 - 1.405    1,541        1.26        1.70 - 2.50         1.63 - 2.48
                                             2004  1,033 1.352 - 1.371    1,407        1.60        1.70 - 2.50         7.56 - 8.38
                                             2003    619 1.257 - 1.265      782        1.58        1.70 - 2.50        6.13 - 19.89

LMPVET Fundamental Value                     2007    709 1.693 - 1.768    1,229        1.15        1.70 - 2.60     (5.50) - (0.57)
   Subaccount (Class I)                      2006    705 1.716 - 1.769    1,229        1.65        1.80 - 2.60       13.79 - 14.72
                                             2005    778 1.508 - 1.542    1,187        0.89        1.80 - 2.60         2.10 - 2.94
                                             2004    917 1.477 - 1.498    1,364        0.72        1.80 - 2.60         5.42 - 6.24
                                             2003    664 1.401 - 1.410      933        1.40        1.80 - 2.60       25.38 - 40.50

LMPVET Global Equity Subaccount              2007    302 1.681 - 1.730      512        0.54        1.80 - 2.40         2.38 - 3.04
                                             2006    338 1.642 - 1.679      558        1.06        1.80 - 2.40       12.47 - 13.14
                                             2005    431 1.460 - 1.484      633        0.61        1.80 - 2.40         4.06 - 4.65
                                             2004    553 1.403 - 1.418      780        0.54        1.80 - 2.40         7.59 - 8.24
                                             2003    350 1.304 - 1.310      457        0.28        1.80 - 2.40        8.71 - 34.22

LMPVET Investors Subaccount (Class I)        2007    165 1.719 - 1.795      291        1.19        1.70 - 2.60         1.24 - 2.16
                                             2006    193 1.698 - 1.757      335        1.62        1.70 - 2.60       15.20 - 16.28
                                             2005    212 1.474 - 1.511      316        1.10        1.70 - 2.60         3.80 - 4.71
                                             2004    246 1.420 - 1.443      353        1.34        1.70 - 2.60         5.36 - 8.58
                                             2003    191 1.320 - 1.329      253        2.36        1.70 - 2.60       11.02 - 36.60

LMPVET Large Cap Growth                      2007    225 1.442 - 1.505      334        0.04        1.70 - 2.60       (1.01) - 3.38
   Subaccount (Class I)                      2006    222 1.406 - 1.449      317        0.12        1.80 - 2.60         1.96 - 2.77
                                             2005    391 1.379 - 1.410      546        0.13        1.80 - 2.60         2.53 - 3.37
                                             2004    453 1.345 - 1.364      615        0.37        1.80 - 2.60       (2.25) - 0.29
                                             2003    384 1.376 - 1.384      530        0.04        1.80 - 2.60       13.88 - 26.61

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
LMPVET Mid Cap Core                          2007    201 1.728 - 1.761      351        0.34        2.00 - 2.40         4.60 - 5.01
   Subaccount (Class I)                      2006    263 1.652 - 1.677      439        0.77        2.00 - 2.40       12.08 - 12.74
                                             2005    184 1.474 - 1.499      273        0.60        1.80 - 2.40         5.74 - 6.39
                                             2004    196 1.394 - 1.409      274          --        1.80 - 2.40         4.39 - 8.38
                                             2003    106 1.293 - 1.295      137          --        2.20 - 2.40       24.69 - 29.50

LMPVET Multiple Discipline                   2007     -- 1.462 - 1.517       --        0.52        1.80 - 2.60         0.97 - 1.68
   Subaccount-Large Cap                      2006    632 1.448 - 1.492      930        0.74        1.80 - 2.60        9.45 - 10.27
   Growth and Value (c)                      2005    717 1.323 - 1.353      960        0.61        1.80 - 2.60         0.84 - 1.73
                                             2004    765 1.312 - 1.330    1,012        0.96        1.80 - 2.60         0.68 - 4.81
                                             2003    239 1.261 - 1.269      302        0.13        1.80 - 2.60        5.61 - 26.14

LMPVET Small Cap Growth                      2007    328 2.066 - 2.146      689          --        1.70 - 2.50         0.68 - 8.17
   Subaccount (Class I)                      2006    299 1.925 - 1.984      583          --        1.70 - 2.50        9.94 - 10.84
                                             2005    336 1.746 - 1.790      595          --        1.70 - 2.60         2.22 - 3.17
                                             2004    550 1.708 - 1.735      946          --        1.70 - 2.60       12.15 - 13.18
                                             2003    225 1.523 - 1.533      344          --        1.70 - 2.60        1.67 - 34.18

LMPVPI All Cap Subaccount (Class I) (a)      2007     -- 1.800 - 1.867       --        0.29        1.70 - 2.60         4.59 - 4.89
                                             2006    197 1.721 - 1.780      346        1.28        1.70 - 2.60       15.12 - 16.11
                                             2005    227 1.495 - 1.533      344        0.55        1.70 - 2.60         1.36 - 2.27
                                             2004    435 1.475 - 1.499      648        0.67        1.70 - 2.60         1.91 - 6.54
                                             2003    199 1.398 - 1.407      280        0.59        1.70 - 2.60        2.26 - 38.80

LMPVPII Growth and Income                    2007     -- 1.562 - 1.614       --        0.06        1.70 - 2.50         4.13 - 4.40
   Subaccount (Class I) (a)                  2006    150 1.500 - 1.546      228        0.41        1.70 - 2.50        9.65 - 10.51
                                             2005    205 1.368 - 1.399      284        0.37        1.70 - 2.50         0.73 - 1.89
                                             2004    214 1.354 - 1.373      291        1.10        1.70 - 2.50         5.70 - 6.60
                                             2003    126 1.281 - 1.288      162        0.53        1.70 - 2.50        5.23 - 10.60

LMPVPV Small Cap Growth                      2007     -- 1.942 - 1.991       --        0.02        1.80 - 2.40         6.41 - 6.70
   Opportunities Subaccount (a)              2006    127 1.825 - 1.866      233          --        1.80 - 2.40       10.21 - 10.87
                                             2005     83 1.656 - 1.683      137          --        1.80 - 2.40         2.48 - 3.00
                                             2004     81 1.616 - 1.634      131        0.08        1.80 - 2.40        6.89 - 13.55
                                             2003     65 1.432 - 1.439       93          --        1.80 - 2.40       10.65 - 19.12

LMPVPI Large Cap Growth                      2007     -- 1.478 - 1.514       --          --        1.70 - 2.30         3.94 - 4.13
   Subaccount (Class I) (a)                  2006    108 1.411 - 1.454      156          --        1.70 - 2.50         1.66 - 2.47
                                             2005    131 1.388 - 1.419      185        0.02        1.70 - 2.50         0.14 - 3.43
                                             2004    133 1.353 - 1.372      182        0.20        1.70 - 2.50       (2.03) - 0.37
                                             2003     80 1.382 - 1.388      111        0.01        1.70 - 2.30        5.87 - 16.99

LMPVPII Aggressive Growth                    2007     -- 1.719 - 1.754       --          --        1.70 - 2.20         3.35 - 3.48
   Subaccount (Class I) (a)                  2006    198 1.663 - 1.695      334          --        1.70 - 2.20         8.37 - 9.21
                                             2005    223 1.527 - 1.552      344          --        1.70 - 2.30         4.65 - 8.00
                                             2004    204 1.417 - 1.437      293          --        1.70 - 2.50         5.88 - 8.81
                                             2003    114 1.331 - 1.339      153          --        1.70 - 2.50        5.30 - 16.64

LMPVET Capital and Income Subaccount         2007  2,335 1.373 - 1.413    3,249        1.16        1.80 - 2.40         2.85 - 3.52
   (Class II)                                2006  2,507 1.325 - 1.365    3,381        1.46        1.80 - 2.60         7.72 - 8.51
                                             2005  2,987 1.230 - 1.258    3,724        1.24        1.80 - 2.60         1.57 - 2.36
                                             2004  3,049 1.211 - 1.229    3,723        0.90        1.80 - 2.60         1.24 - 4.67
                                             2003  1,606 1.186 - 1.191    1,907        0.46        1.80 - 2.40        9.31 - 15.02

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
LMPVIT Adjustable Rate Income                2007    277 0.989 - 1.019      279        4.23        1.70 - 2.40     (1.10) - (0.39)
   Subaccount                                2006    348 0.996 - 1.023      352        3.78        1.70 - 2.50         1.53 - 2.40
                                             2005    568 0.981 - 0.999      563        2.49        1.70 - 2.50       (0.20) - 0.60
                                             2004    846 0.983 - 0.993      836        1.28        1.70 - 2.50     (1.20) - (0.30)
                                             2003    354 0.997 - 0.998      353        0.66        1.70 - 2.20     (0.30) - (0.20)

LMPVIT Diversified Strategic Income          2007    251 1.157 - 1.179      294        4.81        1.80 - 2.20       (0.26) - 0.08
   Subaccount                                2006    322 1.160 - 1.178      377        5.67        1.16 - 2.20         2.70 - 3.51
                                             2005    379 1.125 - 1.138      429        4.87        1.80 - 2.60         0.36 - 0.80
                                             2004    561 1.113 - 1.129      632        3.49        1.80 - 2.60         3.21 - 4.83
                                             2003    925 1.071 - 1.077      996        9.66        1.80 - 2.60         2.19 - 6.02

LMPVIT High Income Subaccount                2007    816 1.340 - 1.392    1,126        6.72        1.80 - 2.60     (2.26) - (1.49)
                                             2006  1,266 1.217 - 1.413    1,771        7.75        1.80 - 2.60         8.12 - 9.03
                                             2005  1,375 1.121 - 1.296    1,770        7.75        1.80 - 2.60       (0.97) - 0.78
                                             2004  1,477 1.268 - 1.286    1,892        6.69        1.80 - 2.60         7.64 - 8.43
                                             2003  1,915 1.178 - 1.186    2,269       10.21        1.80 - 2.60        6.61 - 18.60

LMPVIT Money Market Subaccount               2007  1,569 1.010 - 1.050    1,619        4.79        1.80 - 2.60         2.23 - 3.04
                                             2006  1,191 0.988 - 1.019    1,204        4.55        1.80 - 2.60         1.86 - 2.83
                                             2005  1,596 0.970 - 0.991    1,567        2.74        1.80 - 2.60         0.21 - 0.92
                                             2004  1,539 0.968 - 0.982    1,505        0.87        1.80 - 2.60     (1.73) - (0.91)
                                             2003  1,652 0.985 - 0.991    1,632        0.46        1.80 - 2.60     (1.20) - (0.61)

Lord Abbett Growth and Income                2007     -- 1.620 - 1.673       --          --        1.70 - 2.50         3.58 - 3.91
   Subaccount (Class VC) (a)                 2006  1,110 1.564 - 1.610    1,757        1.16        1.70 - 2.50       14.41 - 15.33
                                             2005  1,410 1.367 - 1.396    1,946        0.98        1.70 - 2.50         0.74 - 2.97
                                             2004  1,415 1.357 - 1.376    1,933        1.17        1.70 - 2.50        9.88 - 13.03
                                             2003    696 1.235 - 1.242      862        1.60        1.70 - 2.50        6.37 - 20.66

Lord Abbett Mid-Cap Value                    2007     -- 1.688 - 1.983       --          --        1.70 - 2.50        9.90 - 10.17
   Subaccount (Class VC) (a)                 2006  2,748 1.534 - 1.800    4,872        0.48        1.70 - 2.50        9.46 - 10.36
                                             2005  3,205 1.393 - 1.631    5,174        0.49        1.70 - 2.50         3.80 - 6.39
                                             2004  2,599 1.513 - 1.533    3,961        0.49        1.70 - 2.50       21.04 - 21.96
                                             2003    751 1.250 - 1.257      942        1.13        1.70 - 2.50        6.74 - 19.20

MIST Batterymarch Mid-Cap Stock              2007    117 1.809 - 1.852      216        0.33        1.70 - 2.20         3.79 - 4.22
   Subaccount (Class A)                      2006    156 1.724 - 1.777      276          --        1.70 - 2.50     (5.33) - (4.82)

MIST BlackRock High Yield                    2007    569 1.332 - 1.384      779        9.65        1.59 - 2.39         0.23 - 1.02
   Subaccount (Class A)                      2006    606 1.329 - 1.370      822          --        1.70 - 2.50         4.73 - 5.38

MIST BlackRock Large-Cap Core
   Subaccount (Class E) (d)                  2007  1,399 1.728 - 1.795    2,458          --        1.70 - 2.50     (0.69) - (0.17)

MIST BlackRock Large-Cap Core                2007     -- 1.740 - 1.798       --        0.70        1.70 - 2.50         4.57 - 4.84
   Subaccount (Class A) (a)                  2006  1,865 1.664 - 1.715    3,147          --        1.70 - 2.50         5.25 - 5.80

MIST Dreman Small-Cap Value                  2007     31 1.144 - 1.166       35          --        1.70 - 2.50    (11.18) - (3.19)
   Subaccount (Class A)                      2006     14         1.190       16        0.42               2.20                9.88

MIST Harris Oakmark International            2007    355 1.921 - 2.005      702        0.98        1.69 - 2.59     (3.37) - (2.53)
   Subaccount (Class A)                      2006    404 1.988 - 2.057      822          --        1.66 - 2.56        9.41 - 10.12

MIST Janus Forty Subaccount (Class A)        2007    346 2.119 - 2.201      751        0.19        1.70 - 2.50       27.27 - 28.26
                                             2006    528 1.665 - 1.716      896          --        1.70 - 2.50         1.90 - 9.85

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
MIST Lazard Mid-Cap
   Subaccount (Class B) (b)                  2007      6         1.072        7          --               1.70             (12.42)

MIST Legg Mason Partners Managed             2007     44 1.228 - 1.251       55        2.39        1.70 - 2.20         3.98 - 4.51
   Assets Subaccount (Class A)               2006     45 1.181 - 1.197       53          --        1.70 - 2.20         5.26 - 5.65

MIST Lord Abbett Bond Debenture              2007    277 1.407 - 1.448      396        6.33        1.70 - 2.30         4.38 - 5.08
   Subaccount (Class A)                      2006    443 1.337 - 1.378      603          --        1.70 - 2.50         4.13 - 4.71

MIST Lord Abbett Growth and Income           2007  4,196 1.080 - 1.101    4,578        0.68        1.45 - 2.60       (1.88) - 2.23
   Subaccount (Class B)                      2006  3,771 1.069 - 1.077    4,047          --        1.45 - 2.60         6.79 - 7.59

MIST Lord Abbett Mid-Cap Value               2007  3,489 1.045 - 1.059    3,671        0.01        1.70 - 2.50    (10.68) - (1.12)
   Subaccount (Class B) (d)                  2006     44 1.068 - 1.071       47          --        1.70 - 2.20       10.10 - 11.33

MIST Met/AIM Capital Appreciation            2007    152 1.572 - 1.633      247        0.10        1.70 - 2.50        9.17 - 10.04
   Subaccount (Class A)                      2006    272 1.440 - 1.484      399        0.18        1.70 - 2.50     (1.84) - (1.26)

MIST Met/AIM Small Cap Growth
   Subaccount (Class A)                      2007     --         1.324       --          --               2.20              (6.03)

MIST MFS Emerging Markets Equity
   Subaccount (Class A) (d)                  2007     76 3.376 - 3.486      261          --        1.70 - 2.40       24.53 - 25.13

MIST MFS Research International
   Subaccount (Class B) (d)                  2007     91 2.364 - 2.456      219          --        1.80 - 2.60         3.78 - 4.33

MIST MFS Value Subaccount (Class A)          2007    194 1.437 - 1.480      282          --        1.70 - 2.50         4.97 - 5.87
                                             2006    256 1.369 - 1.398      354        1.21        1.70 - 2.50        9.87 - 10.43

MIST Neuberger Berman Real Estate            2007    916 1.011 - 1.021      931        1.15        1.70 - 2.30   (16.72) - (16.24)
   Subaccount (Class A)                      2006  1,181 1.213 - 1.219    1,436          --        1.70 - 2.50       20.94 - 21.54

MIST PIMCO Inflation Protected Bond
   Subaccount (Class A) (b)                  2007  1,356 1.161 - 1.206    1,616          --        1.70 - 2.50         5.64 - 6.26

MIST Pioneer Fund Subaccount (Class A)       2007    174 1.574 - 1.627      279        0.89        1.70 - 2.40         2.47 - 3.24
                                             2006    186 1.536 - 1.576      289          --        1.70 - 2.40         6.96 - 7.43

MIST Pioneer Mid-Cap Value                   2007     --         1.224       --        0.42               1.70               10.37
   Subaccount (Class A) (a)                  2006      6         1.109        7        0.22               1.70              (0.98)

MIST Pioneer Strategic Income                2007    522 1.195 - 1.221      631        0.65        1.70 - 2.30         4.28 - 4.81
   Subaccount (Class A)                      2006    558 1.140 - 1.165      646        0.70        1.70 - 2.50         2.89 - 3.56

MIST Third Avenue Small Cap Value            2007  1,717 0.967 - 0.980    1,676        0.71        1.70 - 2.50    (10.30) - (4.67)
   Subaccount (Class B)                      2006  1,380 1.023 - 1.028    1,415          --        1.70 - 2.50         1.99 - 5.57

MSF BlackRock Aggressive Growth              2007    373 1.757 - 1.834      678          --        1.70 - 2.60       17.29 - 18.32
   Subaccount (Class D)                      2006    384 1.498 - 1.550      591          --        1.70 - 2.60     (3.04) - (2.39)

MSF BlackRock Bond Income                    2007    690 1.089 - 1.126      766        3.39        1.70 - 2.40         3.81 - 4.55
   Subaccount (Class A)                      2006    830 1.049 - 1.077      884          --        1.70 - 2.40         3.25 - 3.76

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
MSF BlackRock Bond Income                    2007    432 1.091 - 1.122      476        3.20        1.80 - 2.40         3.61 - 4.18
   Subaccount (Class E)                      2006    526 1.053 - 1.077      558          --        1.80 - 2.40         3.24 - 3.66

MSF BlackRock Money Market                   2007    561 1.021 - 1.061      582        4.95        1.70 - 2.50         2.00 - 3.31
   Subaccount (Class A)                      2006    275 1.004 - 1.027      279        3.31        1.70 - 2.30         1.72 - 2.09

MSF Capital Guardian U.S. Equity             2007      2 1.362 - 1.388        2        0.93        1.80 - 2.20     (2.23) - (1.84)
   Subaccount (Class A)                      2006     41 1.393 - 1.414       58          --        1.80 - 2.20         2.35 - 2.61

MSF FI Large Cap Subaccount (Class A)        2007    303 1.403 - 1.464      434        0.17        1.70 - 2.60         1.30 - 2.16
                                             2006    422 1.385 - 1.433      594          --        1.70 - 2.60         0.65 - 1.28

MSF FI Value Leaders Subaccount (Class D)    2007    658 1.549 - 1.617    1,047        0.88        1.70 - 2.60         1.37 - 2.34
                                             2006    902 1.528 - 1.580    1,405          --        1.70 - 2.60         1.93 - 2.47

MSF MetLife Aggressive Allocation            2007     92 1.060 - 1.076       98        0.04        1.70 - 2.60       (4.59) - 1.51
   Subaccount (Class B)                      2006     43         1.060       46          --               1.70                5.79

MSF MetLife Conservative Allocation          2007    153 1.074 - 1.081      165          --        1.70 - 2.10         3.37 - 3.74
   Subaccount (Class B)                      2006    102 1.039 - 1.042      106          --        1.70 - 2.10         3.80 - 4.10

MSF MetLife Conservative to Moderate         2007    137 1.071 - 1.080      147          --        1.70 - 2.20         2.49 - 2.96
   Allocation Subaccount (Class B)           2006    173 1.045 - 1.049      181          --        1.70 - 2.20         4.29 - 4.69

MSF MetLife Moderate Allocation              2007    473 1.068 - 1.081      509        0.01        1.70 - 2.40         1.81 - 2.56
   Subaccount (Class B)                      2006    370 1.049 - 1.054      389          --        1.70 - 2.40         4.69 - 5.19

MSF MetLife Moderate to Aggressive           2007     16         1.072       17          --               2.20              (5.55)
   Allocation Subaccount (Class B)           2006     --         1.058       --          --               1.80                5.59

MSF MFS Total Return Subaccount (Class B)    2007    190 1.085 - 1.096      207        2.08        1.70 - 2.30         1.78 - 2.33
                                             2006    264 1.066 - 1.071      282          --        1.70 - 2.30         4.60 - 6.78

MSF MFS Total Return Subaccount (Class F)    2007  3,491 1.405 - 1.467    5,055        2.00        1.70 - 2.60         1.52 - 2.44
                                             2006  4,240 1.384 - 1.432    6,003          --        1.70 - 2.60         6.13 - 6.79

MSF Oppenheimer Global Equity                2007  2,640 1.083 - 1.097    2,879        0.96        1.70 - 2.50         3.64 - 4.48
   Subaccount (Class B)                      2006  3,830 1.045 - 1.050    4,012          --        1.64 - 2.44         4.92 - 5.42

MSF T. Rowe Price Large Cap Growth           2007    219 1.133 - 1.146      250        0.23        1.70 - 2.40         4.95 - 7.30
   Subaccount (Class B)                      2006    228 1.063 - 1.068      242          --        1.70 - 2.40         6.51 - 7.01

MSF Western Asset Management High            2007     -- 1.180 - 1.198       --        9.33        1.70 - 2.20         3.60 - 3.81
   Yield Bond Subaccount (Class A) (a)       2006    270 1.139 - 1.154      311          --        1.70 - 2.20         5.86 - 6.16

MSF Western Asset Management                 2007    119 1.075 - 1.103      130        2.99        1.55 - 2.25         1.99 - 2.70
   U.S. Government Subaccount (Class A)      2006    174 1.054 - 1.074      185          --        1.55 - 2.25         2.93 - 3.47

PIMCO VIT Real Return Subaccount             2007     -- 1.099 - 1.135       --        1.55        1.70 - 2.50         1.67 - 1.98
   (Administrative Class) (a)                2006  1,405 1.081 - 1.113    1,549        4.21        1.70 - 2.50     (1.73) - (0.98)
                                             2005  1,774 1.100 - 1.124    1,982        2.72        1.70 - 2.50       (0.45) - 0.36
                                             2004  2,247 1.105 - 1.120    2,507        1.02        1.70 - 2.50         4.25 - 7.83
                                             2003  1,061 1.041 - 1.046    1,108        0.47        1.70 - 2.40       (0.95) - 5.04

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
PIMCO VIT Total Return                       2007  3,146 1.111 - 1.160    3,587        4.80        1.70 - 2.60         6.01 - 6.91
   Subaccount (Administrative Class)         2006  3,874 1.048 - 1.085    4,140        4.40        1.70 - 2.60         1.16 - 2.07
                                             2005  5,099 1.036 - 1.063    5,363        3.41        1.70 - 2.60       (0.66) - 0.76
                                             2004  5,091 1.038 - 1.055    5,336        1.90        1.70 - 2.60         2.17 - 3.13
                                             2003  3,098 1.016 - 1.023    3,160        2.05        1.70 - 2.60       (0.97) - 2.93

Putnam VT International Equity               2007     -- 2.278 - 2.354       --        2.78        1.80 - 2.60         7.91 - 8.18
   Subaccount (Class IB) (a)                 2006    147 2.111 - 2.184      316        0.51        1.70 - 2.60       24.40 - 25.52
                                             2005    123 1.697 - 1.740      211        1.53        1.70 - 2.60        9.34 - 10.34
                                             2004    161 1.552 - 1.577      252        1.46        1.70 - 2.60       13.20 - 14.28
                                             2003    151 1.371 - 1.380      208        0.08        1.70 - 2.60        8.45 - 37.50

Putnam VT Small Cap Value                    2007     -- 2.407 - 2.487       --        0.54        1.70 - 2.50         6.46 - 6.74
   Subaccount (Class IB) (a)                 2006    485 2.261 - 2.330    1,122        0.32        1.70 - 2.50       14.42 - 15.35
                                             2005    520 1.976 - 2.020    1,045        0.17        1.70 - 2.50         4.38 - 5.21
                                             2004    432 1.893 - 1.920      827        0.29        1.70 - 2.50       15.41 - 25.44
                                             2003    273 1.538 - 1.547      421          --        1.70 - 2.50        8.72 - 51.97

Van Kampen LIT Comstock                      2007  1,468 1.383 - 1.702    2,451        1.71        1.70 - 2.50     (4.71) - (4.00)
   Subaccount (Class II)                     2006  2,088 1.444 - 1.773    3,646        1.33        1.70 - 2.50       13.16 - 14.09
                                             2005  2,509 1.269 - 1.554    3,856        0.76        1.70 - 2.50         1.54 - 4.78
                                             2004  1,509 1.497 - 1.518    2,278        0.48        1.70 - 2.50       14.54 - 15.44
                                             2003    370 1.307 - 1.315      486          --        1.70 - 2.50        4.14 - 17.83

Van Kampen LIT Enterprise                    2007     10 1.487 - 1.516       16        0.07        2.10 - 2.50        9.66 - 10.17
   Subaccount (Class II)                     2006    108 1.356 - 1.376      149        0.18        2.10 - 2.50         4.15 - 4.56
                                             2005    108 1.302 - 1.331      142        0.47        1.70 - 2.50         5.25 - 6.06
                                             2004    108 1.237 - 1.255      135        0.14        1.70 - 2.50         0.72 - 1.63
                                             2003    108 1.222 - 1.226      133          --        2.10 - 2.50         8.40 - 9.60

Van Kampen LIT Strategic Growth              2007     32 1.527 - 1.572       50        0.07        1.80 - 2.40       14.13 - 14.91
   Subaccount (Class I)                      2006     98 1.338 - 1.368      133          --        1.80 - 2.40         0.45 - 1.03
                                             2005    433 1.332 - 1.354      581        0.25        1.80 - 2.40         5.38 - 5.95
                                             2004    435 1.264 - 1.278      552          --        1.80 - 2.40         1.04 - 5.19
                                             2003    377 1.211 - 1.215      457          --        1.80 - 2.20        7.33 - 14.90

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Subaccount invests.

(3) These amounts represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range from minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                              ALGER AMERICAN LEVERAGED     AMERICAN FUNDS
                           AIM V.I.UTILITIES           ALLCAP               GLOBAL GROWTH
                               SUBACCOUNT            SUBACCOUNT               SUBACCOUNT
                               (SERIES I)             (CLASS S)               (CLASS 2)
                           -----------------  ------------------------  --------------------
                             2007     2006          2007     2006          2007       2006
                           -------  --------      -------  -------      ---------  ---------
Accumulation units
   beginning of year        33,158   37,122        70,128  112,611      2,085,561  2,319,939
Accumulation units issued
   and transferred from
   other funding options    22,561   32,734        75,334   14,317        156,913    210,077
Accumulation units
   redeemed and
   transferred to
   other funding options   (23,624) (36,698)      (42,983) (56,800)      (448,170)  (444,455)
                           -------  -------       -------  -------      ---------  ---------
Accumulation
   units end of year        32,095   33,158       102,479   70,128      1,794,304  2,085,561
                           =======  =======       =======  =======      =========  =========

                                                                      DREYFUS SOCIALLY RESPONSIBLE
                           CREDIT SUISSE TRUST  DREYFUS MIDCAP STOCK             GROWTH
                             GLOBAL SMALL CAP        SUBACCOUNT                SUBACCOUNT
                                SUBACCOUNT        (SERVICE SHARES)          (SERVICE SHARES)
                           -------------------  --------------------  ----------------------------
                              2007     2006         2007     2006              2007   2006
                             ------  -------      -------  --------           -----  ------
Accumulation units
   beginning of year          4,089   16,267      297,937   403,896           2,084   4,538
Accumulation units issued
   and transferred from
   other funding options         --    1,417        5,134     8,873              --      96
Accumulation units
   redeemed and
   transferred to
   other funding options     (2,924) (13,595)     (42,659) (114,832)           (160) (2,550)
                             ------  -------      -------  --------           -----  ------
Accumulation
   units end of year          1,165    4,089      260,412   297,937           1,924   2,084
                             ======  =======      =======  ========           =====  ======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                               AMERICAN FUNDS          AMERICAN FUNDS
                                GROWTH-INCOME              GROWTH          CREDIT SUISSE TRUST
                                 SUBACCOUNT              SUBACCOUNT          EMERGING MARKETS
                                 (CLASS 2)               (CLASS 2)              SUBACCOUNT
                           ----------------------  ----------------------  -------------------
                              2007        2006        2007        2006      2007 (a)    2006
                           ----------  ----------  ----------  ----------   --------  -------
Accumulation units
   beginning of year        5,433,184   6,499,961   5,955,769   6,869,640    74,726    77,720
Accumulation units issued
   and transferred from
   other funding options       76,883     412,966     103,405     480,560       309    19,869
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,186,147) (1,479,743) (1,493,235) (1,394,431)  (75,035)  (22,863)
                           ----------  ----------  ----------  ----------   -------   -------
Accumulation
   units end of year        4,323,920   5,433,184   4,565,939   5,955,769        --    74,726
                           ==========  ==========  ==========  ==========   =======   =======


                           DREYFUS VIF APPRECIATION  DREYFUS VIF DEVELOPING LEADERS  DWS VIT EQUITY 500 INDEX
                                  SUBACCOUNT                   SUBACCOUNT                   SUBACCOUNT
                               (INITIAL SHARES)              (INITIAL SHARES)               (CLASS 2)
                           ------------------------  ------------------------------  ------------------------
                                 2007     2006             2007        2006               2007      2006
                               -------  -------          -------     --------           --------  -------
Accumulation units
   beginning of year            69,658  130,860          312,103      425,796            500,043  461,997
Accumulation units issued
   and transferred from
   other funding options             3    4,110           24,787       18,321             15,238   74,454
Accumulation units
   redeemed and
   transferred to
   other funding options       (20,447) (65,312)         (74,349)    (132,014)          (114,393) (36,408)
                               -------  -------          -------     --------           --------  -------
Accumulation
   units end of year            49,214   69,658          262,541      312,103            400,888  500,043
                               =======  =======          =======     ========           ========  =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           DWS VIT RREEF REAL ESTATE
                                  SECURITIES          DWSI GLOBAL OPPORTUNITIES  DWSI CAPITAL GROWTH
                                  SUBACCOUNT                 SUBACCOUNT               SUBACCOUNT
                                   (CLASS B)                  (CLASS B)               (CLASS B)
                           -------------------------  -------------------------  -------------------
                                 2007     2006               2007     2006          2007      2006
                               -------  --------           -------  -------       --------  --------
Accumulation units
   beginning of year           213,468   304,193           108,403  156,248        503,815   395,742
Accumulation units issued
   and transferred from
   other funding options        16,080    32,957             1,438    2,624         59,237   208,237
Accumulation units
   redeemed and
   transferred to
   other funding options       (91,752) (123,682)          (10,128) (50,469)      (136,643) (100,164)
                               -------  --------           -------  -------       --------  --------
Accumulation
   units end of year           137,796   213,468            99,713  108,403        426,409   503,815
                               =======  ========           =======  =======       ========  ========

                           DWSI INTERNATIONAL  DWSII STRATEGIC INCOME   DWSII BLUE CHIP
                               SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                               (CLASS B)             (CLASS B)             (CLASS B)
                           ------------------  ----------------------  -----------------
                              2007     2006         2007     2006        2007     2006
                            -------  -------      -------  -------     -------  --------
Accumulation units
   beginning of year        196,873  254,907      141,164  210,728     223,679   416,228
Accumulation units issued
   and transferred from
   other funding options      3,399   35,563        1,915   15,198       2,338    13,757
Accumulation units
   redeemed and
   transferred to
   other funding options    (31,017) (93,597)     (38,846) (84,762)    (48,053) (206,306)
                            -------  -------      -------  -------     -------  --------
Accumulation
   units end of year        169,255  196,873      104,233  141,164     177,964   223,679
                            =======  =======      =======  =======     =======  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                           DWSI GROWTH & INCOME  DWSI HEALTH CARE    DWSII BALANCED
                                SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                (CLASS B)           (CLASS B)          (CLASS B)
                           --------------------  ----------------  -----------------
                               2007     2006      2007     2006      2007     2006
                             -------  -------    ------  --------  -------  --------
Accumulation units
   beginning of year         137,379  147,126    96,121   191,158  127,141   304,567
Accumulation units issued
   and transferred from
   other funding options         800      542       479     5,484    1,024       819
Accumulation units
   redeemed and
   transferred to
   other funding options     (11,459) (10,289)   (9,510) (100,521) (41,697) (178,245)
                             -------  -------    ------  --------  -------  --------
Accumulation
   units end of year         126,720  137,379    87,090    96,121   86,468   127,141
                             =======  =======    ======  ========  =======  ========

                           DWSII CONSERVATIVE ALLOCATION  DWSII CORE FIXED INCOME  DWSII DAVIS VENTURE VALUE
                                     SUBACCOUNT                  SUBACCOUNT               SUBACCOUNT
                                     (CLASS B)                   (CLASS B)                 (CLASS B)
                           -----------------------------  -----------------------  -------------------------
                                   2007      2006              2007     2006             2007      2006
                                 --------  --------          -------  --------         --------  --------
Accumulation units
   beginning of year              178,792   265,610          675,807   731,357          501,613   941,857
Accumulation units issued
   and transferred from
   other funding options          105,469    45,679           40,687    63,650           46,761    23,014
Accumulation units
   redeemed and
   transferred to
   other funding options         (137,281) (132,497)         (87,689) (119,200)        (167,989) (463,258)
                                 --------  --------          -------  --------         --------  --------
Accumulation
   units end of year              146,980   178,792          628,805   675,807          380,385   501,613
                                 ========  ========          =======  ========         ========  ========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           DWSII DREMAN HIGH RETURN   DWSII DREMAN SMALL
                                    EQUITY              MID CAP VALUE     DWSII GLOBAL THEMATIC
                                  SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                   (CLASS B)              (CLASS B)             (CLASS B)
                           ------------------------  -------------------  ---------------------
                                2007      2006         2007       2006        2007     2006
                              --------  --------     --------   --------    -------  --------
Accumulation units
   beginning of year           916,976   898,259      431,950    616,611    115,689   208,061
Accumulation units issued
   and transferred from
   other funding options        44,228   278,481        1,827     12,517      1,349   102,414
Accumulation units
   redeemed and
   transferred to
   other funding options      (212,734) (259,764)    (195,379)  (197,178)   (52,013) (194,786)
                              --------  --------     --------   --------    -------  --------
Accumulation
   units end of year           748,470   916,976      238,398    431,950     65,025   115,689
                              ========  ========     ========   ========    =======  ========

                           DWSII INTERNATIONAL SELECT
                                     EQUITY            DWSII JANUS GROWTH & INCOME   DWSII LARGE CAP VALUE
                                   SUBACCOUNT                  SUBACCOUNT                 SUBACCOUNT
                                    (CLASS B)                   (CLASS B)                  (CLASS B)
                           --------------------------  ---------------------------  ---------------------
                                 2007      2006               2007     2006             2007      2006
                               --------  -------            -------  --------         --------  -------
Accumulation units
   beginning of year            190,566  200,877            159,276   284,326          363,758  426,052
Accumulation units issued
   and transferred from
   other funding options         72,512   50,481              2,462    13,487              920   17,411
Accumulation units
   redeemed and
   transferred to
   other funding options       (112,857) (60,792)            (6,914) (138,537)        (141,566) (79,705)
                               --------  -------            -------  --------         --------  -------
Accumulation
   units end of year            150,221  190,566            154,824   159,276          223,112  363,758
                               ========  =======            =======  ========         ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                           DWSII GOVERNMENT & AGENCY
                                   SECURITIES         DWSII GROWTH ALLOCATION  DWSII HIGH INCOME
                                   SUBACCOUNT                SUBACCOUNT            SUBACCOUNT
                                   (CLASS B)                 (CLASS B)              (CLASS B)
                           -------------------------  -----------------------  ------------------
                                 2007     2006             2007     2006         2007      2006
                               -------  -------          -------  --------     --------  --------
Accumulation units
   beginning of year           319,751  409,089          173,167   276,739      591,888   785,622
Accumulation units issued
   and transferred from
   other funding options         3,826    9,605               13     4,211       30,077   303,735
Accumulation units
   redeemed and
   transferred to
   other funding options       (37,655) (98,943)         (82,781) (107,783)    (302,476) (497,469)
                               -------  -------          -------  --------     --------  --------
Accumulation
   units end of year           285,922  319,751           90,399   173,167      319,489   591,888
                               =======  =======          =======  ========     ========  ========

                           DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION    DWSII MONEY MARKET
                                 SUBACCOUNT              SUBACCOUNT               SUBACCOUNT
                                 (CLASS B)               (CLASS B)                (CLASS B)
                           --------------------  -------------------------  ----------------------
                               2007    2006             2007     2006          2007        2006
                              ------  ------          -------  -------      ----------  ----------
Accumulation units
   beginning of year           9,318  10,995          444,044  460,824      11,605,961  12,261,474
Accumulation units issued
   and transferred from
   other funding options          --     399           38,955    5,891         411,593     997,664
Accumulation units
   redeemed and
   transferred to
   other funding options      (6,889) (2,076)          (6,823) (22,671)       (332,868) (1,653,177)
                              ------  ------          -------  -------      ----------  ----------
Accumulation
   units end of year           2,429   9,318          476,176  444,044      11,684,686  11,605,961
                              ======  ======          =======  =======      ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           DWSII SMALL CAP GROWTH  DWSII TECHNOLOGY  DWSII TURNER MID CAP GROWTH
                                 SUBACCOUNT           SUBACCOUNT             SUBACCOUNT
                                 (CLASS B)             (CLASS B)              (CLASS B)
                           ----------------------  ----------------  ---------------------------
                                2007      2006      2007      2006         2007         2006
                              -------   -------    -------  -------      --------    --------
Accumulation units
   beginning of year          140,177   184,441    210,299  176,912       174,774     288,262
Accumulation units issued
   and transferred from
   other funding options        3,972     6,540     73,377   38,461        80,200      17,139
Accumulation units
   redeemed and
   transferred to
   other funding options      (29,450)  (50,804)   (83,443)  (5,074)     (157,179)   (130,627)
                              -------   -------    -------  -------      --------    --------
Accumulation
   units end of year          114,699   140,177    200,233  210,299        97,795     174,774
                              =======   =======    =======  =======      ========    ========

                                                 FTVIPT FRANKLIN INCOME  FTVIPT FRANKLIN SMALL-MID CAP
                           FIDELITY VIP MID CAP        SECURITIES             GROWTH SECURITIES
                                SUBACCOUNT             SUBACCOUNT                  SUBACCOUNT
                            (SERVICE CLASS 2)           (CLASS 2)                  (CLASS 2)
                           --------------------  ----------------------  -----------------------------
                             2007        2006      2007          2006          2007         2006
                           --------    --------  --------       -------      --------     --------
Accumulation units
   beginning of year        776,376     994,481   216,892       235,137       359,718      751,102
Accumulation units issued
   and transferred from
   other funding options     60,985     199,304     3,526        11,733        29,480       51,854
Accumulation units
   redeemed and
   transferred to
   other funding options   (255,734)   (417,409) (120,747)      (29,978)     (165,524)    (443,238)
                           --------    --------  --------       -------      --------     --------
Accumulation
   units end of year        581,627     776,376    99,671       216,892       223,674      359,718
                           ========    ========  ========       =======      ========     ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                                                                             FIDELITY VIP DYNAMIC CAPITAL
                           FIDELITY VIP CONTRAFUND  FIDELITY VIP CONTRAFUND          APPRECIATION
                                 SUBACCOUNT               SUBACCOUNT                  SUBACCOUNT
                              (SERVICE CLASS 2)         (SERVICE CLASS)            (SERVICE CLASS 2)
                           -----------------------  -----------------------  ----------------------------
                               2007       2006          2007        2006            2007      2006
                             --------   --------      --------    --------         ------   --------
Accumulation units
   beginning of year          674,670    755,015       357,376     391,154         37,712    129,181
Accumulation units issued
   and transferred from
   other funding options       84,009    109,711        15,357      75,604          5,648     23,750
Accumulation units
   redeemed and
   transferred to
   other funding options     (219,952)  (190,056)     (149,721)   (109,382)        (8,903)  (115,219)
                             --------   --------      --------    --------         ------   --------
Accumulation
   units end of year          538,727    674,670       223,012     357,376         34,457     37,712
                             ========   ========      ========    ========         ======   ========

                           FTVIPT TEMPLETON DEVELOPING  FTVIPT TEMPLETON FOREIGN
                               MARKETS SECURITIES             SECURITIES          JANUS ASPEN GLOBAL LIFE SCIENCES
                                    SUBACCOUNT                 SUBACCOUNT                     SUBACCOUNT
                                    (CLASS 2)                  (CLASS 2)                   (SERVICE SHARES)
                           ---------------------------  ------------------------  ------------------------ -------
                                  2007      2006             2007       2006             2007            2006
                                -------   --------         --------  ---------          ------         -------
Accumulation units
   beginning of year            479,379    583,066          970,461  1,328,480          17,286          41,927
Accumulation units issued
   and transferred from
   other funding options         13,781     82,281           37,966    136,029              --           2,933
Accumulation units
   redeemed and
   transferred to
   other funding options        (98,306)  (185,968)        (339,227)  (494,048)         (4,231)        (27,574)
                                -------   --------         --------  ---------          ------         -------
Accumulation
   units end of year            394,854    479,379          669,200    970,461          13,055          17,286
                                =======   ========         ========  =========          ======         =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           JANUS ASPEN GLOBAL TECHNOLOGY  JANUS ASPEN MID CAP GROWTH  JANUS ASPEN WORLDWIDE GROWTH
                                     SUBACCOUNT                   SUBACCOUNT                   SUBACCOUNT
                                  (SERVICE SHARES)             (SERVICE SHARES)             (SERVICE SHARES)
                           -----------------------------  --------------------------  ----------------------------
                                   2007      2006               2007      2006               2007      2006
                                  ------   -------            -------   -------            -------   -------
Accumulation units
   beginning of year              27,595    38,380             93,726   103,670             32,008    38,999
Accumulation units issued
   and transferred from
   other funding options           2,613     3,238              4,765        --                 --    10,795
Accumulation units
   redeemed and
   transferred to
   other funding options          (3,785)  (14,023)           (11,928)   (9,944)           (13,229)  (17,786)
                                  ------   -------            -------   -------            -------   -------
Accumulation
   units end of year              26,423    27,595             86,563    93,726             18,779    32,008
                                  ======   =======            =======   =======            =======   =======

                           LMPVET APPRECIATION
                                SUBACCOUNT           LMPVET CAPITAL       LMPVET DIVIDEND STRATEGY
                                (CLASS II)             SUBACCOUNT                SUBACCOUNT
                           -------------------  -----------------------   ------------------------
                             2007 (b)   2006       2007         2006           2007      2006
                             --------   ----    ----------   ----------      -------   -------
Accumulation units
   beginning of year               --     --     4,664,203    5,746,944       96,758   133,366
Accumulation units issued
   and transferred from
   other funding options      569,480     --        53,051       61,059           --    18,520
Accumulation units
   redeemed and
   transferred to
   other funding options     (146,689)    --    (1,618,711)  (1,143,800)     (51,777)  (55,128)
                             --------    ---    ----------   ----------      -------   -------
Accumulation
   units end of year          422,791     --     3,098,543    4,664,203       44,981    96,758
                             ========    ===    ==========   ==========      =======   =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                           LMPIS PREMIER SELECTIONS ALL  LMPVET AGGRESSIVE GROWTH  LMPVET APPRECIATION
                                    CAP GROWTH                  SUBACCOUNT             SUBACCOUNT
                                    SUBACCOUNT                  (CLASS I)               (CLASS I)
                           ----------------------------  ------------------------  --------------------
                                 2007 (a)   2006             2007        2006        2007       2006
                                 --------  ------         ---------   ---------    --------   --------
Accumulation units
   beginning of year               6,174    8,567         1,005,069   1,364,862     591,920    716,851
Accumulation units issued
   and transferred from
   other funding options              --    2,616           217,299      95,511     158,524         23
Accumulation units
   redeemed and
   transferred to
   other funding options          (6,174)  (5,009)         (283,500)   (455,304)   (267,780)  (124,954)
                                  -------  ------         ---------   ---------    --------   --------
Accumulation
   units end of year                  --    6,174           938,868   1,005,069     482,664    591,920
                                  =======  ======         =========   =========    ========   ========

                            LMPVET EQUITY INDEX   LMPVET FUNDAMENTAL VALUE
                                SUBACCOUNT               SUBACCOUNT         LMPVET GLOBAL EQUITY
                                (CLASS II)                (CLASS I)               SUBACCOUNT
                           --------------------   ------------------------  --------------------
                             2007        2006         2007       2006          2007      2006
                           --------   ---------     --------   --------      -------   -------
Accumulation units
   beginning of year        796,407   1,106,831      704,529    777,756      337,611   430,742
Accumulation units issued
   and transferred from
   other funding options      7,759      16,795      198,940     31,950           --     4,484
Accumulation units
   redeemed and
   transferred to
   other funding options   (172,423)   (327,219)    (194,422)  (105,177)     (36,018)  (97,615)
                           --------   ---------     --------   --------      -------   -------
Accumulation
   units end of year        631,743     796,407      709,047    704,529      301,593   337,611
                           ========   =========     ========   ========      =======   =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           LMPVET INVESTORS  LMPVET LARGE CAP GROWTH  LMPVET MID CAP CORE
                              SUBACCOUNT            SUBACCOUNT             SUBACCOUNT
                               (CLASS I)             (CLASS I)             (CLASS I)
                           ----------------  -----------------------  -------------------
                             2007     2006        2007      2006          2007     2006
                           -------  -------     --------  --------      -------  -------
Accumulation units
   beginning of year       193,306  211,528      222,329   390,900      263,477  184,042
Accumulation units issued
   and transferred from
   other funding options     5,197    2,025      106,588        --          241  103,941
Accumulation units
   redeemed and
   transferred to
   other funding options   (33,956) (20,247)    (104,101) (168,571)     (62,384) (24,506)
                           -------  -------     --------  --------      -------  -------
Accumulation
   units end of year       164,547  193,306      224,816   222,329      201,334  263,477
                           =======  =======     ========  ========      =======  =======

                           LMPVPII GROWTH AND INCOME  LMPVPV SMALL CAP GROWTH  LMPVPI LARGE CAP GROWTH
                                   SUBACCOUNT              OPPORTUNITIES             SUBACCOUNT
                                   (CLASS I)                 SUBACCOUNT               (CLASS I)
                           -------------------------  -----------------------  -----------------------
                               2007 (a)   2006           2007 (a)    2006         2007 (a)    2006
                               --------  -------         --------  -------        --------  -------
Accumulation units
   beginning of year            150,112  205,083          126,751   82,520         107,758  131,305
Accumulation units issued
   and transferred from
   other funding options          5,417   14,080               --   52,205             475    2,989
Accumulation units
   redeemed and
   transferred to
   other funding options       (155,529) (69,051)        (126,751)  (7,974)       (108,233) (26,536)
                               --------  -------         --------  -------        --------  -------
Accumulation
   units end of year                 --  150,112               --  126,751              --  107,758
                               ========  =======         ========  =======        ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                            LMPVET MULTIPLE DISCIPLINE  LMPVET SMALL CAP GROWTH    LMPVPI ALL CAP
                           SUBACCOUNT-LARGE CAP GROWTH         SUBACCOUNT            SUBACCOUNT
                                     AND VALUE                 (CLASS I)             (CLASS I)
                           ---------------------------  -----------------------  -----------------
                                2007 (c)    2006             2007     2006       2007 (a)    2006
                                --------  -------          -------  -------      --------  -------
Accumulation units
   beginning of year             632,083  716,714          298,509  336,377       197,086  227,000
Accumulation units issued
   and transferred from
   other funding options              --       --          124,173   18,585         2,750    5,621
Accumulation units
   redeemed and
   transferred to
   other funding options        (632,083) (84,631)         (94,688) (56,453)     (199,836) (35,535)
                                --------  -------          -------  -------      --------  -------
Accumulation
   units end of year                  --  632,083          327,994  298,509            --  197,086
                                ========  =======          =======  =======      ========  =======

                           LMPVPII AGGRESSIVE GROWTH  LMPVET CAPITAL AND INCOME
                                   SUBACCOUNT                 SUBACCOUNT         LMPVIT ADJUSTABLE RATE INCOME
                                    (CLASS I)                 (CLASS II)                   SUBACCOUNT
                           -------------------------  -------------------------  -----------------------------
                               2007 (a)    2006             2007      2006               2007     2006
                               --------  -------         ---------  ---------          -------  --------
Accumulation units
   beginning of year            198,297  222,673         2,506,746  2,987,359          347,995   567,786
Accumulation units issued
   and transferred from
   other funding options         16,484   22,666            60,186         --            1,278    26,342
Accumulation units
   redeemed and
   transferred to
   other funding options       (214,781) (47,042)         (232,293)  (480,613)         (72,246) (246,133)
                               --------  -------         ---------  ---------          -------  --------
Accumulation
   units end of year                 --  198,297         2,334,639  2,506,746          277,027   347,995
                               ========  =======         =========   ========          =======  ========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006


                           LMPVIT DIVERSIFIED STRATEGIC
                                      INCOME              LMPVIT HIGH INCOME    LMPVIT MONEY MARKET
                                    SUBACCOUNT                SUBACCOUNT             SUBACCOUNT
                           ----------------------------  --------------------  ---------------------
                                   2007     2006            2007       2006       2007       2006
                                 -------  -------        ---------  ---------  ---------  ----------
Accumulation units
   beginning of year             321,998  378,508        1,265,505  1,375,434  1,191,496   1,595,621
Accumulation units issued
   and transferred from
   other funding options              --       --           60,826     17,918    754,624   1,082,020
Accumulation units
   redeemed and
   transferred to
   other funding options         (71,277) (56,510)        (510,318)  (127,847)  (377,050) (1,486,145)
                                 -------  -------        ---------  ---------  ---------  ----------
Accumulation
   units end of year             250,721  321,998          816,013  1,265,505  1,569,070   1,191,496
                                 =======  =======        =========  =========  =========  ==========

                                                       MIST BLACKROCK      MIST BLACKROCK
                           MIST BLACKROCK HIGH YIELD   LARGE-CAP CORE      LARGE-CAP CORE
                                   SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                   (CLASS A)             (CLASS E)           (CLASS A)
                           -------------------------  ---------------  ---------------------
                                 2007      2006        2007 (d)  2006   2007 (a)      2006
                               --------  -------      ---------  ----  ----------  ---------
Accumulation units
   beginning of year            605,546       --             --   --    1,865,338         --
Accumulation units issued
   and transferred from
   other funding options        241,117  640,885      1,770,531   --        6,871  2,158,204
Accumulation units
   redeemed and
   transferred to
   other funding options       (277,910) (35,339)      (371,624)  --   (1,872,209)  (292,866)
                               --------  -------      ---------   --   ----------  ---------
Accumulation
   units end of year            568,753  605,546      1,398,907   --           --  1,865,338
                               ========  =======      =========   ==   ==========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                                                                                     MIST BATTERYMARCH MID-CAP
                           LORD ABBETT GROWTH AND INCOME  LORD ABBETT MID-CAP VALUE            STOCK
                                    SUBACCOUNT                    SUBACCOUNT                SUBACCOUNT
                                    (CLASS VC)                    (CLASS VC)                 (CLASS A)
                           -----------------------------  -------------------------  -------------------------
                                2007 (a)      2006           2007 (a)      2006             2007     2006
                               ----------  ---------        ----------  ---------         -------  -------
Accumulation units
   beginning of year            1,109,856  1,409,630         2,747,513  3,205,201         155,991       --
Accumulation units issued
   and transferred from
   other funding options           10,759     75,285            18,728    200,792           5,070  175,645
Accumulation units
   redeemed and
   transferred to
   other funding options       (1,120,615)  (375,059)       (2,766,241)  (658,480)        (43,903) (19,654)
                               ----------  ---------        ----------  ---------         -------  -------
Accumulation
   units end of year                   --  1,109,856                --  2,747,513         117,158  155,991
                               ==========  =========        ==========  =========         =======  =======

                                                        MIST HARRIS OAKMARK
                           MIST DREMAN SMALL-CAP VALUE     INTERNATIONAL      MIST JANUS FORTY
                                   SUBACCOUNT               SUBACCOUNT           SUBACCOUNT
                                    (CLASS A)                (CLASS A)           (CLASS A)
                           ---------------------------  -------------------  -----------------
                                  2007    2006             2007      2006      2007      2006
                                 ------  ------          --------  -------   --------  -------
Accumulation units
   beginning of year             13,637      --           404,330       --    528,375       --
Accumulation units issued
   and transferred from
   other funding options         17,101  13,637            72,480  474,476     10,369  579,049
Accumulation units
   redeemed and
   transferred to
   other funding options             (9)     --          (121,687) (70,146)  (192,835) (50,674)
                                 ------  ------          --------  -------   --------  -------
Accumulation
   units end of year             30,729  13,637           355,123  404,330    345,909  528,375
                                 ======  ======          ========  =======   ========  =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR  THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                MIST LEGG MASON PARTNERS  MIST LORD ABBETT BOND
                           MIST LAZARD MID-CAP       MANAGED ASSETS             DEBENTURE
                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                (CLASS B)              (CLASS A)                (CLASS A)
                           -------------------  ------------------------  ---------------------
                           2007 (b)       2006   2007              2006     2007          2006
                           --------       ----  ------            ------  --------      -------
Accumulation units
   beginning of year           --          --   44,616                --   442,538           --
Accumulation units issued
   and transferred from
   other funding options    6,375          --      182            47,376    12,702      495,217
Accumulation units
   redeemed and
   transferred to
   other funding options       (7)         --     (813)           (2,760) (177,957)     (52,679)
                            -----         ---   ------            ------  --------      -------
Accumulation
   units end of year        6,368          --   43,985            44,616   277,283      442,538
                            =====         ===   ======            ======  ========      =======

                           MIST MFS EMERGING  MIST MFS RESEARCH
                             MARKETS EQUITY     INTERNATIONAL     MIST MFS VALUE
                               SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                               (CLASS A)          (CLASS B)          (CLASS A)
                           -----------------  -----------------  -----------------
                           2007 (d)     2006  2007 (d)     2006     2007    2006
                           --------     ----  --------     ----  --------  -------
Accumulation units
   beginning of year            --       --        --       --    256,379       --
Accumulation units issued
   and transferred from
   other funding options   111,747       --    98,436       --    105,136  315,593
Accumulation units
   redeemed and
   transferred to
   other funding options   (35,922)      --    (7,531)      --   (167,672) (59,214)
                           -------      ---    ------      ---   --------  -------
Accumulation
   units end of year        75,825       --    90,905       --    193,843  256,379
                           =======      ===    ======      ===   ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                           MIST LORD ABBETT GROWTH AND  MIST LORD ABBETT MID-CAP  MIST MET/AIM CAPITAL
                                      INCOME                      VALUE               APPRECIATION
                                    SUBACCOUNT                 SUBACCOUNT              SUBACCOUNT
                                    (CLASS B)                   (CLASS B)              (CLASS A)
                           ---------------------------  ------------------------  --------------------
                              2007             2006      2007 (d)          2006     2007         2006
                           ----------       ----------  ---------         ------  --------     -------
Accumulation units
   beginning of year        3,771,256               --     44,351             --   271,576          --
Accumulation units issued
   and transferred from
   other funding options    1,650,536        4,784,461  4,327,217         45,508     9,146     277,248
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,225,631)      (1,013,205)  (882,793)        (1,157) (128,601)     (5,672)
                           ----------       ----------  ---------         ------  --------     -------
Accumulation
   units end of year        4,196,161        3,771,256  3,488,775         44,351   152,121     271,576
                           ==========       ==========  =========         ======  ========     =======

                              MIST NEUBERGER            MIST PIMCO
                            BERMAN REAL ESTATE   INFLATION PROTECTED BOND  MIST PIONEER FUND
                                SUBACCOUNT              SUBACCOUNT            SUBACCOUNT
                                 (CLASS A)               (CLASS A)             (CLASS A)
                           --------------------  ------------------------  -----------------
                             2007        2006     2007 (b)           2006   2007      2006
                           ---------  ---------  ---------           ----  -------   -------
Accumulation units
   beginning of year       1,180,525         --         --            --   186,405        --
Accumulation units issued
   and transferred from
   other funding options      62,967  1,419,438  1,567,071            --     6,579   190,553
Accumulation units
   redeemed and
   transferred to
   other funding options    (327,369)  (238,913)  (210,756)           --   (18,546)   (4,148)
                           ---------  ---------  ---------           ---   -------   -------
Accumulation
   units end of year         916,123  1,180,525  1,356,315            --   174,438   186,405
                           =========  =========  =========           ===   =======   =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                                       MIST THIRD
                             MIST PIONEER       MIST PIONEER        AVENUE SMALL CAP
                            MID-CAP VALUE     STRATEGIC INCOME            VALUE
                              SUBACCOUNT         SUBACCOUNT            SUBACCOUNT
                              (CLASS A)           (CLASS A)             (CLASS B)
                           ---------------  --------------------  --------------------
                           2007 (a)   2006    2007       2006        2007       2006
                           --------  -----  --------  ----------  ---------  ---------
Accumulation units
   beginning of year         6,375      --   557,962          --  1,379,656         --
Accumulation units issued
   and transferred from
   other funding options        --   6,375   275,526   5,669,362  1,249,103  1,620,233
Accumulation units
   redeemed and
   transferred to
   other funding options    (6,375)     --  (311,084) (5,111,400)  (911,814)  (240,577)
                            -------  -----  --------  ----------  ---------  ---------
Accumulation
   units end of year            --   6,375   522,404     557,962  1,716,945  1,379,656
                            =======  =====  ========  ==========  =========  =========

                                                   MSF CAPITAL
                               MSF BLACKROCK      GUARDIAN U.S.
                               MONEY MARKET           EQUITY       MSF FI LARGE CAP
                                SUBACCOUNT          SUBACCOUNT        SUBACCOUNT
                                 (CLASS A)          (CLASS A)         (CLASS A)
                           --------------------  ---------------  -----------------
                              2007       2006      2007    2006     2007      2006
                           ----------  --------  -------  ------  --------  -------
Accumulation units
   beginning of year          275,416        --   41,090      --   422,181       --
Accumulation units issued
   and transferred from
   other funding options    2,075,243   922,772       --  41,092     6,164  439,710
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,789,215) (647,356) (39,302)     (2) (125,128) (17,529)
                           ----------  --------  -------  ------  --------  -------
Accumulation
   units end of year          561,444   275,416    1,788  41,090   303,217  422,181
                           ==========  ========  =======  ======  ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                             MSF BLACKROCK
                              AGGRESSIVE        MSF BLACKROCK      MSF BLACKROCK
                                GROWTH           BOND INCOME        BOND INCOME
                              SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                               (CLASS D)          (CLASS A)          (CLASS E)
                           ----------------  ------------------  -----------------
                             2007     2006     2007      2006      2007     2006
                           -------  -------  --------  --------  -------  --------
Accumulation units
   beginning of year       384,242       --   829,950        --  526,471        --
Accumulation units issued
   and transferred from
   other funding options     5,580  425,397    49,946   942,099       --   674,845
Accumulation units
   redeemed and
   transferred to
   other funding options   (17,025) (41,155) (189,560) (112,149) (94,368) (148,374)
                           -------  -------  --------  --------  -------  --------
Accumulation
   units end of year       372,797  384,242   690,336   829,950  432,103   526,471
                           =======  =======  ========  ========  =======  ========

                                                  MSF METLIFE       MSF METLIFE
                                   MSF             AGGRESSIVE      CONSERVATIVE
                             FI VALUE LEADERS      ALLOCATION       ALLOCATION
                                SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                 (CLASS D)         (CLASS B)         (CLASS B)
                           -------------------  ---------------  ----------------
                             2007       2006      2007    2006     2007     2006
                           --------  ---------  -------  ------  -------  -------
Accumulation units
   beginning of year        901,956         --   43,001      --  102,260       --
Accumulation units issued
   and transferred from
   other funding options     51,121  1,063,125   73,742  43,678   86,615  102,290
Accumulation units
   redeemed and
   transferred to
   other funding options   (295,354)  (161,169) (24,707)   (677) (36,362)     (30)
                           --------  ---------  -------  ------  -------  -------
Accumulation
   units end of year        657,723    901,956   92,036  43,001  152,513  102,260
                           ========  =========  =======  ======  =======  =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               MSF METLIFE            MSF METLIFE          MSF METLIFE
                             CONSERVATIVE TO            MODERATE            MODERATE TO
                           MODERATE ALLOCATION        ALLOCATION      AGGRESSIVE ALLOCATION
                               SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                               (CLASS B)               (CLASS B)            (CLASS B)
                           -------------------  --------------------  ---------------------
                             2007       2006       2007       2006       2007      2006
                           --------  ---------  ---------  ---------  ---------  ----------
Accumulation units
   beginning of year        172,933        --    370,033         --         --          --
Accumulation units issued
   and transferred from
   other funding options         --   181,605    157,029    399,407     15,778      15,267
Accumulation units
   redeemed and
   transferred to
   other funding options    (36,397)   (8,672)   (54,370)   (29,374)       (28)    (15,267)
                            -------   -------    -------    -------     ------     -------
Accumulation
   units end of year        136,536   172,933    472,692    370,033     15,750          --
                            =======   =======    =======    =======     ======     =======

                              MSF T. ROWE         MSF WESTERN         MSF WESTERN
                            PRICE LARGE CAP    ASSET MANAGEMENT     ASSET MANAGEMENT
                                GROWTH          HIGH YIELD BOND      U.S. GOVERNMENT
                              SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                               (CLASS B)           (CLASS A)           (CLASS A)
                           ----------------  ---------------------  ----------------
                             2007     2006    2007 (a)      2006     2007     2006
                           -------  -------  ----------  ---------  -------  -------
Accumulation units
   beginning of year       227,503       --    269,735         --   173,797       --
Accumulation units issued
   and transferred from
   other funding options    54,845  240,867      4,877    380,717    25,438  192,471
Accumulation units
   redeemed and
   transferred to
   other funding options   (63,279) (13,364)  (274,612)  (110,982)  (80,175) (18,674)
                           -------  -------    -------    -------   -------  -------
Accumulation
   units end of year       219,069  227,503         --    269,735   119,060  173,797
                           =======  =======    =======    =======   =======  =======

(a) For the period January 1, 2007 to April 27, 2007.

(b) For the period November 12, 2007 to December 31, 2007.

(c) For the period January 1, 2007 to November 9, 2007.

(d) For the period April 30, 2007 to December 31, 2007.


                                 MSF MFS              MSF MFS            MSF OPPENHEIMER
                              TOTAL RETURN         TOTAL RETURN           GLOBAL EQUITY
                               SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                                (CLASS B)            (CLASS F)              (CLASS B)
                           ------------------  ---------------------  ----------------------
                             2007      2006       2007        2006       2007        2006
                           ---------  -------  ----------  ---------  ----------  ----------
Accumulation units
   beginning of year        263,824        --   4,239,550         --   3,829,684          --
Accumulation units issued
   and transferred from
   other funding options      1,832   292,758      60,937  4,818,102      68,690   4,793,089
Accumulation units
   redeemed and
   transferred to
   other funding options    (76,079)  (28,934)   (809,251)  (578,552) (1,258,169)   (963,405)
                            -------   -------   ---------  ---------   ---------   ---------
Accumulation
   units end of year        189,577   263,824   3,491,236  4,239,550   2,640,205   3,829,684
                            =======   =======   =========  =========   =========   =========

                                 PIMCO VIT                PIMCO VIT             PUTNAM VT
                                REAL RETURN             TOTAL RETURN       INTERNATIONAL EQUITY
                                SUBACCOUNT               SUBACCOUNT             SUBACCOUNT
                           (ADMINISTRATIVE CLASS)  (ADMINISTRATIVE CLASS)       (CLASS IB)
                           ----------------------  ----------------------  --------------------
                             2007 (a)     2006        2007        2006      2007 (a)     2006
                           ----------  ----------  ----------  ----------  ---------  ---------
Accumulation units
   beginning of year        1,404,637   1,774,050   3,873,505   5,098,825    147,419   122,792
Accumulation units issued
   and transferred from
   other funding options       11,224     107,751     394,427     191,384         --    40,736
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,415,861)   (477,164) (1,122,011) (1,416,704)  (147,419)  (16,109)
                            ---------   ---------   ---------   ---------    -------   -------
Accumulation
   units end of year               --   1,404,637   3,145,921   3,873,505         --   147,419
                            =========   =========   =========   =========    =======   =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               PUTNAM VT         VAN KAMPEN LIT      VAN KAMPEN LIT
                            SMALL CAP VALUE         COMSTOCK           ENTERPRISE
                               SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                               (CLASS IB)          (CLASS II)          (CLASS II)
                           -----------------  --------------------  ----------------
                           2007 (a)    2006      2007       2006      2007     2006
                           --------  -------  ---------  ---------  -------  -------
Accumulation units
   beginning of year        484,521  519,826  2,087,617  2,508,542  108,363  108,363
Accumulation units issued
   and transferred from
   other funding options     13,326   42,483     54,426    112,739       --       --
Accumulation units
   redeemed and
   transferred to
   other funding options   (497,847) (77,788)  (674,130)  (533,664) (98,075)      --
                           --------  -------  ---------  ---------  -------  -------
Accumulation
   units end of year             --  484,521  1,467,913  2,087,617   10,288  108,363
                           ========  =======  =========  =========  =======  =======

                             VAN KAMPEN LIT
                            STRATEGIC GROWTH
                               SUBACCOUNT
                               (CLASS I)
                           -----------------
                            2007      2006
                           -------  --------
Accumulation units
   beginning of year        98,106   433,020
Accumulation units issued
   and transferred from
   other funding options        --     5,240
Accumulation units
   redeemed and
   transferred to
   other funding options   (66,299) (340,154)
                           -------  --------
Accumulation
   units end of year        31,807    98,106
                           =======  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

7. SUBSEQUENT EVENT

The Company anticipates merging the Separate Account with and into MetLife of CT Separate Account Eleven for Variable Annuities, which is another separate account of the Company, during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contracts.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

     We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As discussed in Note 1, the Company changed its method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007.

     As discussed in Note 20, the accompanying 2007 consolidated financial statements have been restated.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 26, 2008
(May 14, 2008, as to Note 20 and October 29, 2008, as to Note 21)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2007 AND 2006

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                    2007         2006
                                                               -------------   --------
                                                               (AS RESTATED,
                                                                SEE NOTE 20)
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $46,264 and $48,406,
     respectively)...........................................     $ 45,671     $ 47,846
  Equity securities available-for-sale, at estimated fair
     value (cost: $992 and $777, respectively)...............          952          795
  Mortgage and consumer loans................................        4,404        3,595
  Policy loans...............................................          913          918
  Real estate and real estate joint ventures held-for-
     investment..............................................          541          173
  Real estate held-for-sale..................................           --            7
  Other limited partnership interests........................        1,130        1,082
  Short-term investments.....................................        1,335          777
  Other invested assets......................................        1,445        1,241
                                                                  --------     --------
     Total investments.......................................       56,391       56,434
Cash and cash equivalents....................................        1,774          649
Accrued investment income....................................          637          597
Premiums and other receivables...............................        8,320        8,410
Deferred policy acquisition costs and value of business
  acquired...................................................        4,948        5,111
Current income tax recoverable...............................           72           94
Deferred income tax assets...................................          846        1,007
Goodwill.....................................................          953          953
Other assets.................................................          753          765
Separate account assets......................................       53,867       50,067
                                                                  --------     --------
     Total assets............................................     $128,561     $124,087
                                                                  ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Future policy benefits.....................................     $ 19,576     $ 19,654
  Policyholder account balances..............................       33,815       35,099
  Other policyholder funds...................................        1,777        1,513
  Long-term debt -- affiliated...............................          635          435
  Payables for collateral under securities loaned and other
     transactions............................................       10,471        9,155
  Other liabilities..........................................        1,072          749
  Separate account liabilities...............................       53,867       50,067
                                                                  --------     --------
     Total liabilities.......................................      121,213      116,672
                                                                  --------     --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 12)
STOCKHOLDERS' EQUITY:
Common stock, par value $2.50 per share; 40,000,000 shares
  authorized; 34,595,317 shares issued and outstanding at
  December 31, 2007 and 2006.................................           86           86
Additional paid-in capital...................................        6,719        7,123
Retained earnings............................................          892          520
Accumulated other comprehensive income (loss)................         (349)        (314)
                                                                  --------     --------
     Total stockholders' equity..............................        7,348        7,415
                                                                  --------     --------
     Total liabilities and stockholders' equity..............     $128,561     $124,087
                                                                  ========     ========




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                              2007        2006     2005
                                                         -------------   ------   ------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
REVENUES
Premiums...............................................      $  353      $  308   $  281
Universal life and investment-type product policy
  fees.................................................       1,411       1,268      862
Net investment income..................................       2,893       2,839    1,438
Other revenues.........................................         251         212      132
Net investment gains (losses)..........................        (142)       (521)    (198)
                                                             ------      ------   ------
       Total revenues..................................       4,766       4,106    2,515
                                                             ------      ------   ------
EXPENSES
Policyholder benefits and claims.......................         978         792      570
Interest credited to policyholder account balances.....       1,299       1,316      720
Other expenses.........................................       1,446       1,173      678
                                                             ------      ------   ------
       Total expenses..................................       3,723       3,281    1,968
                                                             ------      ------   ------
Income from continuing operations before provision for
  income tax...........................................       1,043         825      547
Provision for income tax...............................         303         228      156
                                                             ------      ------   ------
Income from continuing operations......................         740         597      391
Income from discontinued operations, net of income
  tax..................................................           4          --       --
                                                             ------      ------   ------
Net income.............................................      $  744      $  597   $  391
                                                             ======      ======   ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                  ACCUMULATED OTHER
                                                                             COMPREHENSIVE INCOME (LOSS)
                                                                            ----------------------------
                                                                                  NET          FOREIGN
                                                    ADDITIONAL                UNREALIZED       CURRENCY
                                           COMMON     PAID-IN    RETAINED     INVESTMENT     TRANSLATION
                                            STOCK     CAPITAL    EARNINGS   GAINS (LOSSES)   ADJUSTMENTS    TOTAL
                                           ------   ----------   --------   --------------   -----------   ------
Balance at January 1, 2005...............    $11      $  471       $ 190         $  30           $--       $  702
MetLife Insurance Company of
  Connecticut's common stock purchased by
  MetLife, Inc. (Notes 2 and 3)..........     75       6,709                                                6,784
Comprehensive income (loss):
  Net income.............................                            391                                      391
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (1)                        (1)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                         (445)                      (445)
     Foreign currency translation
       adjustments, net of income tax....                                                          2            2
                                                                                                           ------
     Other comprehensive income (loss)...                                                                    (444)
                                                                                                           ------
  Comprehensive income (loss)............                                                                     (53)
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2005.............     86       7,180         581          (416)            2        7,433
Revisions of purchase price pushed down
  to MetLife Insurance Company of
  Connecticut's net assets acquired (Note
  2).....................................                 40                                                   40
Dividend paid to MetLife, Inc. ..........               (259)       (658)                                    (917)
Capital contribution of intangible assets
  from MetLife, Inc., net of income tax
  (Notes 8 and 14).......................                162                                                  162
Comprehensive income:
  Net income.............................                            597                                      597
  Other comprehensive income:
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (5)                        (5)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          107                        107
     Foreign currency translation
       adjustments, net of income tax....                                                         (2)          (2)
                                                                                                           ------
     Other comprehensive income..........                                                                     100
                                                                                                           ------
  Comprehensive income...................                                                                     697
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2006.............     86       7,123         520          (314)           --        7,415
Cumulative effect of change in accounting
  principle, net of income tax (Note 1)..                            (86)                                     (86)
                                             ---      ------       -----         -----           ---       ------
Balance at January 1, 2007...............     86       7,123         434          (314)           --        7,329
Dividend paid to MetLife, Inc. ..........               (404)       (286)                                    (690)
Comprehensive income:
  Net income, (As Restated, See Note
     20).................................                            744                                      744
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (2)                        (2)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          (45)                       (45)
     Foreign currency translation
       adjustments, net of income tax,
       (As Restated, See Note 20)........                                                         12           12
                                                                                                           ------
     Other comprehensive income (loss),
       (As Restated, See Note 20)........                                                                     (35)
                                                                                                           ------
  Comprehensive income, (As Restated, See
     Note 20)............................                                                                     709
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2007, (As
  Restated, See Note 20).................    $86      $6,719       $ 892         $(361)          $12       $7,348
                                             ===      ======       =====         =====           ===       ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)


                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..........................................     $    744     $    597   $    391
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization expenses.........           26            6          4
     Amortization of premiums and accretion of
       discounts associated with investments, net...           11           74        112
     Losses from sales of investments and
       businesses, net..............................          145          521        198
     Gain from recapture of ceded reinsurance.......          (22)          --         --
     Undistributed equity earnings of real estate
       joint ventures and other limited partnership
       interests....................................         (121)         (83)       (19)
     Interest credited to policyholder account
       balances.....................................        1,299        1,316        720
     Universal life and investment-type product
       policy fees..................................       (1,411)      (1,268)      (862)
     Change in accrued investment income............          (35)           2        (68)
     Change in premiums and other receivables.......          360         (509)      (415)
     Change in deferred policy acquisition costs,
       net..........................................           61         (234)      (211)
     Change in insurance-related liabilities........           71          234        812
     Change in trading securities...................           --          (43)       103
     Change in income tax payable...................          308          156        298
     Change in other assets.........................          681          586        574
     Change in other liabilities....................          234         (351)      (876)
     Other, net.....................................           --           --          2
                                                         --------     --------   --------
Net cash provided by operating activities...........        2,351        1,004        763
                                                         --------     --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities......................       21,546       27,706     24,008
     Equity securities..............................          146          218        221
     Mortgage and consumer loans....................        1,208        1,034        748
     Real estate and real estate joint ventures.....          155          126         65
     Other limited partnership interests............          465          762        173
  Purchases of:
     Fixed maturity securities......................      (19,365)     (23,840)   (32,850)
     Equity securities..............................         (357)        (109)        --
     Mortgage and consumer loans....................       (2,030)      (2,092)      (500)
     Real estate and real estate joint ventures.....         (458)         (56)       (13)
     Other limited partnership interests............         (515)        (343)      (330)
  Net change in policy loans........................            5           (2)         3
  Net change in short-term investments..............         (558)         991        599
  Net change in other invested assets...............         (175)        (316)       233
  Other, net........................................           16            1          3
                                                         --------     --------   --------
Net cash provided by (used in) investing
  activities........................................     $     83     $  4,080   $ (7,640)
                                                         --------     --------   --------




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 -- (CONTINUED)

                                  (IN MILLIONS)

                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.......................................     $ 11,395     $  8,185   $ 11,230
     Withdrawals....................................      (13,563)     (11,637)   (12,369)
  Net change in payables for collateral under
     securities loaned and other transactions.......        1,316         (582)     7,675
  Net change in short-term debt -- affiliated.......           --           --        (26)
  Long-term debt issued -- affiliated...............          200           --        400
  Dividends on common stock.........................         (690)        (917)        --
  Financing element on certain derivative
     instruments....................................           33          (55)       (49)
  Contribution of MetLife Insurance Company of
     Connecticut from MetLife, Inc. ................           --           --        443
                                                         --------     --------   --------
Net cash (used in) provided by financing
  activities........................................       (1,309)      (5,006)     7,304
                                                         --------     --------   --------
Change in cash and cash equivalents.................        1,125           78        427
Cash and cash equivalents, beginning of year........          649          571        144
                                                         --------     --------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR..............     $  1,774     $    649   $    571
                                                         ========     ========   ========
Supplemental disclosures of cash flow information:
  Net cash paid (received) during the year for:
     Interest.......................................     $     33     $     31   $     18
                                                         ========     ========   ========
     Income tax.....................................     $     (6)    $     81   $     87
                                                         ========     ========   ========
  Non-cash transactions during the year:
     Net assets of MetLife Insurance Company of
       Connecticut acquired by MetLife, Inc. and
       contributed to MetLife Investors USA
       Insurance Company, net of cash received of
       $0, $0 and $443 million......................     $     --     $     --   $  6,341
                                                         ========     ========   ========
     Contribution of equity securities to MetLife
       Foundation...................................     $     12     $     --   $     --
                                                         ========     ========   ========
     Contribution of other intangible assets from
       MetLife, Inc., net of deferred income tax....     $     --     $    162   $     --
                                                         ========     ========   ========
     Contribution of goodwill from MetLife, Inc. ...     $     --     $     29   $     --
                                                         ========     ========   ========




--------

See Note 9 for disclosure regarding the receipt of $901 million under an affiliated reinsurance agreement during the year ended December 31, 2007, which is included in the change in premiums and other receivables in net cash provided by operating activities.

See Note 2 for further discussion of the net assets of MetLife Insurance Company of Connecticut acquired by MetLife, Inc. and contributed to MetLife Investors USA Insurance Company.

          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE 20)

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut, a Connecticut corporation incorporated in 1863, and its subsidiaries, including MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On December 7, 2007, MetLife Life and Annuity Company of Connecticut ("MLAC"), a former subsidiary, was merged with and into MetLife Insurance Company of Connecticut, its parent. The merger had no impact on the Company's consolidated financial statements.

     On October 11, 2006, MetLife transferred MLI-USA to MetLife Insurance Company of Connecticut. See Note 3.

     On July 1, 2005 (the "Acquisition Date"), MetLife Insurance Company of Connecticut became a wholly-owned subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 for further information on the Acquisition.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of
(i) MLI-USA and effective July 1, 2005, MetLife Insurance Company of Connecticut and its subsidiaries (See Notes 2 and 3); (ii) partnerships and joint ventures in which the Company has control; and (iii) variable interest entities ("VIEs") for which the Company is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or partnership's operations.

     During the second quarter of 2007, the nature of the Company's partnership interest in Greenwich Street Investments, LP ("Greenwich") changed such that Greenwich is no longer consolidated and is now accounted for under the equity method of accounting. During the second quarter of 2006, the Company's ownership interest in Tribeca Citigroup Investments, Ltd. ("Tribeca") declined to a position whereby Tribeca is no longer consolidated and is now accounted for under the equity method of accounting. As such, there was no minority interest liability at December 31, 2007. Minority interest related to Greenwich included in other liabilities was $43 million at December 31, 2006.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2007 presentation.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

          (i) the fair value of investments in the absence of quoted market values;

          (ii)   investment impairments;

          (iii)  the recognition of income on certain investments;

          (iv) the application of the consolidation rules to certain investments;

          (v)    the fair value of and accounting for derivatives;

          (vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (vii)  the measurement of goodwill and related impairment, if any;

          (viii) the liability for future policyholder benefits;

          (ix) accounting for income taxes and the valuation of deferred tax assets;

          (x)    accounting for reinsurance transactions; and

          (xi)   the liability for litigation and regulatory matters.

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. The application of purchase accounting requires the use of estimation techniques in determining the fair values of assets acquired and liabilities assumed -- the most significant of which relate to the aforementioned critical estimates. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage and consumer loans, policy loans, real estate, real estate joint ventures and other limited partnerships, short-term investments, and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded as part of net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are obtained from

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     broker-dealer survey values or internal estimates. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 4);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          Securities Lending. Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% of the fair value of the securities loaned. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage and Consumer Loans. Mortgage and consumer loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or the loan's market value if the loan is being sold. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. For its cost method investments, the Company follows an impairment analysis which is similar to the process followed for its fixed maturity and equity securities as described previously. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates fair value.

          Other Invested Assets. Other invested assets consist primarily of stand-alone derivatives with positive fair values.

          Estimates and Uncertainties. The Company's investments are exposed to three primary sources of risk: credit, interest rate and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the recognition of impairments, the recognition of income on certain investments, and the determination of fair values.

          The determination of the amount of allowances and impairments, as applicable, are described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g. loan-backed securities including mortgage-backed and asset-backed securities, certain investment transactions, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and
     (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

          Additionally, when the Company enters into certain real estate joint ventures and other limited partnerships for which the Company may be deemed to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of ARB No. 51, it may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

          The use of different methodologies and assumptions as to the determination of the fair value of investments, the timing and amount of impairments, the recognition of income, or consolidation of investments may have a material effect on the amounts presented within the consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. The determination of fair value, when quoted market values are not available, is based on valuation methodologies and assumptions deemed appropriate under the circumstances. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. Such assumptions include estimates of volatility, interest rates, foreign currency exchange rates, other financial indices and credit ratings. Essential to the analysis of the fair value is risk of counterparty default. The use of different assumptions may have a material effect on the estimated derivative fair value amounts, as well as the amount of reported net income.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the fair value of the derivative are generally reported in net investment gains (losses). The fluctuations in fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholders' equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at fair value in the consolidated financial statements and that their related changes in fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The net book value of property, equipment and leasehold improvements was less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $72 million and $52 million at December 31, 2007 and 2006, respectively. Accumulated amortization of capitalized software was $11 million and $3 million at December 31, 2007 and 2006, respectively. Related amortization expense was $11 million, $3 million and $1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issue expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums or gross profits, depending on the type of contract as described below.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The Company amortizes DAC and VOBA related to non-participating traditional contracts (term insurance and non-participating whole life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements", effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

  Goodwill

     Goodwill is the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, goodwill within Corporate & Other is allocated to reporting units within the Company's business segments. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values of the reporting units are determined using a market multiple or a discounted cash flow model. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for future policy benefit liabilities on non-participating traditional life insurance range from 3% to 8%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 4% to 11%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 4% to 7%.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 6%.

     Liabilities for unpaid claims and claim expenses for the Company's workers' compensation business are included in future policyholder benefits and are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, reduced for anticipated subrogation. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary guarantees relating to certain life policies as follows:

     - Annuity guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder.

     Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is also an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - For both GMWB and GMAB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     The fair values of the GMWB and GMAB riders are calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs and GMABs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits (at inception). The changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees. These riders may be more costly than expected in volatile or declining markets, causing an increase in liabilities for future policy benefits, negatively affecting net income.

     The Company issues both GMWBs and GMABs directly and assumes risk relating to GMWBs and GMABs issued by an affiliate through a financing agreement. Some of the risks associated with GMWBs and GMABs directly written and assumed were transferred to a different affiliate through another financing agreement and are included in premiums and other receivables.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to:
(i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1% to 13%, less expenses, mortality charges, and withdrawals; and (iii) fair value purchase accounting adjustments relating to the Acquisition.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims, and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care ("LTC") claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments. Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums related to workers' compensation contracts are recognized as revenue on a pro rata basis over the applicable contract term.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

  Other Revenues

     Other revenues include advisory fees, broker-dealer commissions and fees, and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Income Taxes

     MetLife Insurance Company of Connecticut files a consolidated U.S. federal income tax return with its includable subsidiaries in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Prior to the transfer of MLI-USA to MetLife Insurance Company of Connecticut, MLI-USA joined MetLife's includable subsidiaries in filing a federal income tax return. MLI-USA joined MetLife Insurance Company of Connecticut's includable subsidiaries as of October 11, 2006.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     In connection with the Acquisition, for U.S. federal income tax purposes, an election in 2005 under Internal Revenue Code Section 338 was made by the Company's parent, MetLife. As a result of this election, the tax basis in the acquired assets and liabilities was adjusted as of the Acquisition Date and the related deferred tax asset established for the taxable difference from the book basis.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

     (i) future taxable income exclusive of reversing temporary differences and carryforwards;

     (ii)  future reversals of existing taxable temporary differences;

     (iii) taxable income in prior carryback years; and

     (iv)  tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 11) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements", the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance for its life insurance products.

     For each of its reinsurance contracts, the Company determines if the contract provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the contract. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance contracts are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Amounts currently recoverable under reinsurance contracts are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance contracts with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance contract.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance contracts and are net of reinsurance ceded.

     If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Amounts received from reinsurers for policy administration are reported in other revenues.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses.

  Employee Benefit Plans

     Eligible employees, sales representatives and retirees of the Company are provided pension, postretirement and postemployment benefits under plans sponsored and administered by Metropolitan Life Insurance Company ("MLIC"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The functional currencies of foreign operations are the currencies in which these operations principally do business, typically local currencies, unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to legal actions and is involved in regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain matters, or the use of different assumptions in the determination of amounts recorded, could have a material adverse effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. See also Note 11.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards ("SFAS") No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants ("AICPA") issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed.

     The adoption of SOP 05-1 and the related TPAs resulted in a reduction to DAC and VOBA on January 1, 2007 and an acceleration of the amortization period relating primarily to the Company's group life and non-medical health insurance contracts that contain certain rate reset provisions. Prior to the adoption of SOP 05-1, DAC on such contracts was amortized over the expected renewable life of the contract. Upon adoption of SOP 05-1, DAC on such contracts is to be amortized over the rate reset period. The impact as of January 1, 2007 was a cumulative effect adjustment of $86 million, net of income tax of $46 million, which was recorded as a reduction to retained earnings.

  Derivative Financial Instruments

     The Company has adopted guidance relating to derivative financial instruments as follows:

     - Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging ("SFAS 133") and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

       (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

       (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

       (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

       (iv) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's consolidated financial statements.

     - Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


       through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives:
       Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's consolidated financial statements.

  Other

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's consolidated financial statements.

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. For all other limited partnerships, EITF 04-5 required adoption by January 1, 2006 through a cumulative effect of a change in accounting principle recorded in opening equity or applied retrospectively by adjusting prior period financial statements. The adoption of the provisions of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FASB Staff Position ("FSP") No. FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2").

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event outside the control of the transferor. The adoption of FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FSP Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Effective January 1, 2008, the Company adopted SFAS 157 and applied the provisions of the statement prospectively to assets and liabilities measured and disclosed at fair value. In addition to new disclosure requirements, the adoption of SFAS 157 changes the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as well as changing the valuation of embedded derivatives associated with annuity contracts. The change in valuation of embedded derivatives associated with annuity contracts results from the incorporation of risk margins and the Company's own credit standing in their valuation. As a result of the adoption of SFAS 157 on January 1, 2008, the Company expects such changes to result in a gain in the range of $30 million to $50 million, net of income tax, in the Company's consolidated statement of income.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option is generally applied on an instrument-by-instrument basis and is generally an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments. Accordingly, there was no impact on the Company's retained earnings or equity as of January 1, 2008.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     In June 2007, the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies ("SOP 07-1"). Upon adoption of SOP 07-1, the Company must also adopt the provisions of FASB Staff Position FSP No. FIN 46(r)-7, Application of FASB Interpretation No. 46 to Investment Companies ("FSP FIN 46(r)-7"), which permanently exempts investment companies from applying the provisions of FIN No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51, and its December 2003 revision ("FIN 46(r)") to investments carried at fair value. SOP 07-1 provides guidance for determining whether an entity falls within the scope of the AICPA Audit and Accounting Guide Investment Companies and whether investment company accounting should be retained by a parent company upon consolidation of an investment company subsidiary or by an equity method investor in an investment company. In certain circumstances, SOP 07-1 precludes retention of specialized accounting for investment companies (i.e., fair value accounting), when similar direct investments exist in the consolidated group and are measured on a basis inconsistent with that applied to investment companies. Additionally, SOP 07-1 precludes retention of specialized accounting for investment companies if the reporting entity does not distinguish through documented policies the nature and type of investments to be held in the investment companies from those made in the consolidated group where other accounting guidance is being applied. In February 2008, the FASB issued FSP No. SOP 7-1-1, Effective Date of AICPA Statement of Position 07-1, which delays indefinitely the effective date of SOP 07-1. The Company is closely monitoring further FASB developments.

     In May 2007, the FASB issued FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FIN No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. FSP 39-1 applies to fiscal years beginning after November 15, 2007. FSP 39-1 will be applied retrospectively, unless it is impracticable to do so. Upon adoption of FSP 39-1, the Company is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 will not have an impact on the Company's financial statements.

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160") which are effective for fiscal years beginning after December 15, 2008. Under SFAS 141(r) and SFAS 160:

     - All business combinations (whether full, partial, or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company is currently evaluating the impact of SFAS 141(r) on its accounting for future acquisitions and the impact of SFAS 160 on its consolidated financial statements.

  Other

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of FSP 140-3 on its consolidated financial statements.

     In January 2008, the FASB cleared SFAS 133 Implementation Issue E23, Clarification of the Application of the Shortcut Method ("Issue E23"). Issue E23 amends SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception, as long as the difference between the transaction price (zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities would not be precluded from assuming no ineffectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. Issue E23 is effective for hedging relationships designated on or after January 1, 2008. The Company does not expect the adoption of Issue E23 to have a material impact on its consolidated financial statements.

     In December 2007, the FASB ratified as final the consensus on EITF Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6"). EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. The consensus concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. EITF 07-6 applies prospectively to new arrangements entered into and assessments on existing transactions performed in fiscal years beginning after December 15, 2008. The Company does not expect the adoption of EITF 07-6 to have a material impact on its consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

2. ACQUISITION OF METLIFE INSURANCE COMPANY OF CONNECTICUT BY METLIFE, INC. FROM CITIGROUP INC.

     On the Acquisition Date, MetLife Insurance Company of Connecticut became a subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup's international insurance businesses, excluding Primerica, were acquired by MetLife from Citigroup for $12.1 billion. Prior to the Acquisition, MetLife Insurance Company of Connecticut was a subsidiary of Citigroup Insurance Holding Company ("CIHC"). Primerica was distributed via dividend from MetLife Insurance Company of Connecticut to CIHC on June 30, 2005 in contemplation of the Acquisition.

     The total consideration paid by MetLife for the purchase consisted of $11.0 billion in cash and 22,436,617 shares of MetLife's common stock with a market value of $1.0 billion to Citigroup and $100 million in other transaction costs.

     In accordance with FASB SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, the Acquisition was accounted for by MetLife using the purchase method of accounting, which requires that the assets and liabilities of MetLife Insurance Company of Connecticut be identified and measured at their fair value as of the acquisition date. As of July 1, 2005 the net fair value of assets acquired and liabilities assumed totaled $5.9 billion, resulting in goodwill of $885 million. Further information on goodwill is described in Note 7. See Note 6 for the VOBA acquired as part of the acquisition and Note 8 for the value of distribution agreements ("VODA") and the value of customer relationships acquired ("VOCRA").

3.  CONTRIBUTION OF METLIFE INSURANCE COMPANY OF CONNECTICUT FROM METLIFE, INC.

     On October 11, 2006, MetLife Insurance Company of Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a transfer agreement ("Transfer Agreement"), pursuant to which MetLife Insurance Company of Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Insurance Company of Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the then issued and outstanding shares of MetLife Insurance Company of Connecticut. MetLife Insurance Company of Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Insurance Company of Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     In connection with the Transfer Agreement on October 11, 2006, MLIG transferred to MetLife Insurance Company of Connecticut certain assets and liabilities, including goodwill, VOBA and deferred income tax liabilities, which remain outstanding from MetLife's acquisition of MLIG on October 30, 1997. The assets and liabilities have been included in the financial data of the Company for all periods presented.

     The transfer of MLI-USA to MetLife Insurance Company of Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Insurance Company of Connecticut. Accordingly, all financial data included in these financial statement periods prior to July 1, 2005 is that of MLI-USA. For periods subsequent to July 1, 2005, MetLife Insurance Company of Connecticut has been combined with MLI-USA in a manner similar to a pooling of interests.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The equity of MetLife Insurance Company of Connecticut has been adjusted to reflect the return of the MetLife Insurance Company of Connecticut common stock by MetLife in connection with the transfer of MLI-USA to MetLife Insurance Company of Connecticut as follows:

                                                                      ACCUMULATED
                                                                         OTHER
                                                                     COMPREHENSIVE
                                                                        INCOME
                                                                   ----------------
                                           ADDITIONAL               NET UNREALIZED
                                  COMMON     PAID-IN    RETAINED   INVESTMENT GAINS
                                   STOCK     CAPITAL    EARNINGS       (LOSSES)        TOTAL
                                  ------   ----------   --------   ----------------   ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife in the
  Acquisition on July 1, 2005...   $100      $6,684        $--            $--         $6,784
Return of MetLife Insurance
  Company of Connecticut's
  common stock from MetLife.....    (25)(1)      25         --             --             --
                                   ----      ------        ---            ---         ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife on July
  1, 2005, as adjusted..........   $ 75      $6,709        $--            $--         $6,784
                                   ====      ======        ===            ===         ======



--------

   (1) Represents the return of 10,000,000 shares of MetLife Insurance Company of Connecticut's common stock, at $2.50 par value, by MetLife to MetLife Insurance Company of Connecticut in anticipation of the transfer of MLI-USA to MetLife Insurance Company of Connecticut, for a total adjustment of $25 million.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

4.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturity and equity securities, the percentage that each sector represents by the total fixed maturity securities holdings and by the total equity securities holdings at:

                                                         DECEMBER 31, 2007
                                          ----------------------------------------------
                                                          GROSS
                                           COST OR      UNREALIZED
                                          AMORTIZED   -------------    ESTIMATED    % OF
                                             COST     GAIN    LOSS    FAIR VALUE   TOTAL
                                          ---------   ----   ------   ----------   -----
                                                           (IN MILLIONS)
  U.S. corporate securities.............   $17,174    $119   $  618     $16,675     36.5%
  Residential mortgage-backed
    securities..........................    11,914      98       80      11,932     26.1
  Foreign corporate securities..........     6,536      83      184       6,435     14.1
  U.S.Treasury/agency securities........     3,976     126       11       4,091      9.0
  Commercial mortgage-backed
    securities..........................     3,182      28       67       3,143      6.9
  Asset-backed securities...............     2,236       4      108       2,132      4.7
  Foreign government securities.........       635      55        2         688      1.5
  State and political subdivision
  securities..........................       611       4       40         575      1.2
                                           -------    ----   ------     -------    -----
    Total fixed maturity securities.....   $46,264    $517   $1,110     $45,671    100.0%
                                           =======    ====   ======     =======    =====
  Non-redeemable preferred stock........   $   777    $ 21   $   63     $   735     77.2%
  Common stock..........................       215       9        7         217     22.8
                                           -------    ----   ------     -------    -----
    Total equity securities.............   $   992    $ 30   $   70     $   952    100.0%
                                           =======    ====   ======     =======    =====




                                                         DECEMBER 31, 2006
                                           --------------------------------------------
                                                          GROSS
                                            COST OR     UNREALIZED
                                           AMORTIZED   -----------    ESTIMATED    % OF
                                              COST     GAIN   LOSS   FAIR VALUE   TOTAL
                                           ---------   ----   ----   ----------   -----
                                                           (IN MILLIONS)
  U.S. corporate securities..............   $17,331    $101   $424     $17,008     35.5%
  Residential mortgage-backed
    securities...........................    11,951      40     78      11,913     24.9
  Foreign corporate securities...........     5,563      64    128       5,499     11.5
  U.S.Treasury/agency securities.........     5,455       7    126       5,336     11.2
  Commercial mortgage-backed securities..     3,353      19     47       3,325      6.9
  Asset-backed securities................     3,158      14     10       3,162      6.6
  Foreign government securities..........       533      45      5         573      1.2
  State and political subdivision
    securities...........................     1,062       6     38       1,030      2.2
                                            -------    ----   ----     -------    -----
    Total fixed maturity securities......   $48,406    $296   $856     $47,846    100.0%
                                            =======    ====   ====     =======    =====
  Non-redeemable preferred stock.........   $   671    $ 22   $  9     $   684     86.0%
  Common stock...........................       106       6      1         111     14.0
                                            -------    ----   ----     -------    -----
    Total equity securities..............   $   777    $ 28   $ 10     $   795    100.0%
                                            =======    ====   ====     =======    =====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The Company held foreign currency derivatives with notional amounts of $911 million and $472 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2007 and 2006, respectively.

     The Company is not exposed to any significant concentrations of credit risk in its equity securities portfolio. The Company is exposed to concentrations of credit risk related to U.S. Treasury securities and obligations of U.S. government corporations and agencies. Additionally, at December 31, 2007 and 2006, the Company had exposure to fixed maturity securities backed by sub-prime mortgages with estimated fair values of $570 million and $819 million, respectively, and unrealized losses of $45 million and $2 million, respectively. These securities are classified within asset-backed securities in the immediately preceding tables. At December 31, 2007, 14% have been guaranteed by financial guarantors, of which 57% was guaranteed by financial guarantors who remained Aaa rated through February 2008. Overall, at December 31, 2007, $1.2 billion of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantors of which $537 million, $499 million and $195 million at December 31, 2007, are included within corporate securities, state and political subdivisions and asset-backed securities, respectively, and 84% were guaranteed by financial guarantors who remained Aaa rated through February 2008.

     The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $3.8 billion and $3.2 billion at December 31, 2007 and 2006, respectively. These securities had net unrealized gains (losses) of $(94) million and $51 million at December 31, 2007 and 2006, respectively. Non-income producing fixed maturity securities were $1 million and $6 million at December 31, 2007 and 2006, respectively. Net unrealized gains associated with non-income producing fixed maturity securities were less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                              DECEMBER 31,
                                            -----------------------------------------------
                                                     2007                     2006
                                            ----------------------   ----------------------
                                            AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                               COST     FAIR VALUE      COST     FAIR VALUE
                                            ---------   ----------   ---------   ----------
                                                             (IN MILLIONS)
  Due in one year or less.................   $ 1,172      $ 1,163     $ 1,620      $ 1,616
  Due after one year through five years...     8,070        8,035       9,843        9,733
  Due after five years through ten years..     7,950        7,858       7,331        7,226
  Due after ten years.....................    11,740       11,408      11,150       10,871
                                             -------      -------     -------      -------
    Subtotal..............................    28,932       28,464      29,944       29,446
  Mortgage-backed and asset-backed
    securities............................    17,332       17,207      18,462       18,400
                                             -------      -------     -------      -------
    Total fixed maturity securities.......   $46,264      $45,671     $48,406      $47,846
                                             =======      =======     =======      =======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Sales or disposals of fixed maturity and equity securities classified as available-for-sale are as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                 ---------------------------
                                                   2007      2006      2005
                                                 -------   -------   -------
                                                        (IN MILLIONS)
  Proceeds.......................................  $14,826   $23,901   $22,241
  Gross investment gains.........................  $   146   $    73   $    48
  Gross investment losses........................  $  (373)  $  (519)  $  (347)


  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                               DECEMBER 31, 2007
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 6,643          $316          $ 5,010          $302          $11,653         $  618
Residential mortgage-
  backed securities.....      2,374            52            1,160            28            3,534             80
Foreign corporate
  securities............      2,350            86            2,234            98            4,584            184
U.S. Treasury/agency
  securities............        307             2              343             9              650             11
Commercial mortgage-
  backed securities.....        417            26            1,114            41            1,531             67
Asset-backed
  securities............      1,401            91              332            17            1,733            108
Foreign government
  securities............         63             1               62             1              125              2
State and political
  subdivision
  securities............         84             9              387            31              471             40
                            -------          ----          -------          ----          -------         ------
  Total fixed maturity
     securities.........    $13,639          $583          $10,642          $527          $24,281         $1,110
                            =======          ====          =======          ====          =======         ======
Equity securities.......    $   386          $ 42          $   190          $ 28          $   576         $   70
                            =======          ====          =======          ====          =======         ======
Total number of
  securities in an
  unrealized loss
  position..............      2,011                          1,487
                            =======                        =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                               DECEMBER 31, 2006
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 4,895          $104          $ 7,543          $320          $12,438          $424
Residential mortgage-
  backed securities.....      4,113            20            3,381            58            7,494            78
Foreign corporate
  securities............      1,381            29            2,547            99            3,928           128
U.S. Treasury/agency
  securities............      2,995            48            1,005            78            4,000           126
Commercial mortgage-
  backed securities.....        852             6            1,394            41            2,246            47
Asset-backed
  securities............        965             3              327             7            1,292            10
Foreign government
  securities............         51             1               92             4              143             5
State and political
  subdivision
  securities............         29             2              414            36              443            38
                            -------          ----          -------          ----          -------          ----
  Total fixed maturity
     securities.........    $15,281          $213          $16,703          $643          $31,984          $856
                            =======          ====          =======          ====          =======          ====
Equity securities.......    $   149          $  3          $   188          $  7          $   337          $ 10
                            =======          ====          =======          ====          =======          ====
Total number of
  securities in an
  unrealized loss
  position..............      1,955                          2,318
                            =======                        =======



  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                         DECEMBER 31, 2007
                      ---------------------------------------------------------------------------------------
                         COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                      ---------------------------   ---------------------------   ---------------------------
                      LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                      -------------   -----------   -------------   -----------   -------------   -----------
                                             (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six
  months............     $10,721          $484          $  368          $130          1,923            98
Six months or
  greater but less
  than nine months..       3,011            --             155            --            337            --
Nine months or
  greater but less
  than twelve
  months............       1,560            --              86            --            174            --
Twelve months or
  greater...........      10,261            --             441            --          1,375            --
                         -------          ----          ------          ----
  Total.............     $25,553          $484          $1,050          $130
                         =======          ====          ======          ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                            DECEMBER 31, 2006
                         ---------------------------------------------------------------------------------------
                            COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                         ---------------------------   ---------------------------   ---------------------------
                         LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                         -------------   -----------   -------------   -----------   -------------   -----------
                                                (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...     $12,922          $ 9            $150           $ 4           1,537            15
Six months or greater
  but less than nine
  months...............         568           --               6            --              78             1
Nine months or greater
  but less than twelve
  months...............       2,134           14              52             4             323             1
Twelve months or
  greater..............      17,540           --             650            --           2,318            --
                            -------          ---            ----           ---
  Total................     $33,164          $23            $858           $ 8
                            =======          ===            ====           ===



     At December 31, 2007 and 2006, $1,050 million and $858 million, respectively, of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 4% and 3%, respectively, of the cost or amortized cost of such securities.

     At December 31, 2007, $130 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 27% of the cost or amortized cost of such securities. All of such unrealized losses of $130 million were related to securities that were in an unrealized loss position for a period of less than six months. At December 31, 2006, $8 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 35% of the cost or amortized cost of such securities. Of such unrealized losses of $8 million, $4 million related to securities that were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2007 of greater than $10 million. These securities represented 2%, or $21 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities. The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2006 of greater than $10 million. These securities represented 3%, or $25 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities.

     At December 31, 2007 and 2006, the Company had $1.2 billion and $866 million, respectively, of gross unrealized losses related to its fixed maturity and equity securities. These securities are concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                     DECEMBER
                                                                       31,
                                                                   -----------
                                                                   2007   2006
                                                                   ----   ----
    SECTOR:
      U.S. corporate securities..................................    52%    49%
      Foreign corporate securities...............................    16     15
      Asset-backed securities....................................     9      1
      Residential mortgage-backed securities.....................     7      9
      Commercial mortgage-backed securities......................     6      5
      U.S. Treasury/agency securities............................     1     15
      Other......................................................     9      6
                                                                    ---    ---
         Total...................................................   100%   100%
                                                                    ===    ===

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
INDUSTRY:
  Finance....................................................    36%    18%
  Industrial.................................................    23     26
  Mortgage-backed............................................    13     14
  Utility....................................................     8     10
  Government.................................................     1     15
  Other......................................................    19     17
                                                                ---    ---
     Total...................................................   100%   100%
                                                                ===    ===



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     Based upon the Company's current evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in interest rates during the holding period, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

  SECURITIES LENDING

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity and equity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $9.9 billion and $8.8 billion and an estimated fair value of $9.8 billion and $8.6 billion were on loan under the program at December 31, 2007 and 2006, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $10.1 billion and $8.9 billion at December 31, 2007 and 2006, respectively. Security collateral of $40 million and $83 million on deposit from customers in connection with the securities lending transactions at December 31, 2007 and 2006, respectively, may not be sold or repledged and is not reflected in the consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  ASSETS ON DEPOSIT AND ASSETS PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $22 million and $20 million at December 31, 2007 and 2006, respectively, consisting primarily of fixed maturity and equity securities.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 5. Additionally, the Company has pledged certain of its fixed maturity securities in support of its funding agreements as described in Note 8.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans are categorized as follows:

                                                              DECEMBER 31,
                                                  -----------------------------------
                                                        2007               2006
                                                  ----------------   ----------------
                                                  AMOUNT   PERCENT   AMOUNT   PERCENT
                                                  ------   -------   ------   -------
                                                             (IN MILLIONS)
  Commercial mortgage loans.....................  $3,125      71%    $2,095      58%
  Agricultural mortgage loans...................   1,265      29      1,460      41
  Consumer loans................................      22      --         46       1
                                                  ------     ---     ------     ---
    Total.......................................   4,412     100%     3,601     100%
                                                             ===                ===
  Less: Valuation allowances....................       8                  6
                                                  ------             ------
    Total mortgage and consumer loans...........  $4,404             $3,595
                                                  ======             ======



     Mortgage loans are collateralized by properties primarily located in the United States. At December 31, 2007, 26%, 7% and 7% of the value of the Company's mortgage and consumer loans were located in California, Florida and New York, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage and consumer loans is as follows:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                             2007   2006   2005
                                                             ----   ----   ----
                                                                (IN MILLIONS)
  Balance at January 1,....................................   $ 6    $ 9    $ 1
  Additions................................................     7      3      8
  Deductions...............................................    (5)    (6)    --
                                                              ---    ---    ---
  Balance at December 31,..................................   $ 8    $ 6    $ 9
                                                              ===    ===    ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     A portion of the Company's mortgage and consumer loans was impaired and consisted of the following:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
Impaired loans with valuation allowances.....................   $65    $--
Impaired loans without valuation allowances..................     2      8
                                                                ---    ---
  Subtotal...................................................    67      8
Less: Valuation allowances on impaired loans.................     4     --
                                                                ---    ---
  Impaired loans.............................................   $63    $ 8
                                                                ===    ===



     The average investment on impaired loans was $21 million, $32 million and $12 million for the years ended December 31, 2007, 2006 and 2005, respectively. Interest income on impaired loans was $3 million, $1 million and $2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     The investment in restructured loans was less than $1 million at December 31, 2007. There was no investment in restructured loans at December 31, 2006. Interest income, recognized on restructured loans, was less than $1 million for both years ended December 31, 2007 and 2006, respectively. There was no interest income on restructured loans for the year ended December 31, 2005. Gross interest income that would have been recorded in accordance with the original terms of such loans amounted to less than $1 million for each of the years ended December 31, 2007 and 2006. There was no gross interest income that would have been recorded in accordance with the original terms of such loans for the year ended December 31, 2005.

     Mortgage and consumer loans with scheduled payments of 90 days or more past due on which interest is still accruing, had an amortized cost of less than $1 million and $6 million at December 31, 2007 and 2006, respectively. There were no mortgage and consumer loans on which interest no longer accrued at both December 31, 2007 and 2006. There were no mortgage and consumer loans in foreclosure at both December 31, 2007 and 2006.

  REAL ESTATE HOLDINGS

     Real estate holdings consisted of the following:

                                                              DECEMBER
                                                                31,
                                                            -----------
                                                            2007   2006
                                                            ----   ----
                                                                (IN
                                                             MILLIONS)
Real estate...............................................  $ 86   $ 30
Accumulated depreciation..................................   (11)    (1)
                                                            ----   ----
Net real estate...........................................    75     29
Real estate joint ventures................................   466    144
                                                            ----   ----
  Real estate and real estate joint ventures..............   541    173
Real estate held-for-sale.................................    --      7
                                                            ----   ----
  Total real estate holdings..............................  $541   $180
                                                            ====   ====



     Related depreciation expense on real estate was $8 million for the year ended December 31, 2007. Depreciation expense on real estate was less than $1 million for both years ended December 31, 2006 and 2005. There was no depreciation expense related to discontinued operations for the years ended December 31, 2007 and 2005. Depreciation expense related to discontinued operations was less than $1 million of the year ended December 31, 2006.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     There were no impairments recognized on real estate held-for-sale for the years ended December 31, 2007, 2006 and 2005. The carrying value of non-income producing real estate was $1 million at December 31, 2007. There was no non-income producing real estate at December 31, 2006. The Company did not own any real estate acquired in satisfaction of debt during the years ended December 31, 2007 and 2006.

     Real estate holdings were categorized as follows:

                                                              DECEMBER 31,
                                                  -----------------------------------
                                                        2007               2006
                                                  ----------------   ----------------
                                                  AMOUNT   PERCENT   AMOUNT   PERCENT
                                                  ------   -------   ------   -------
                                                             (IN MILLIONS)
  Development joint ventures....................   $287       53%     $ --       --%
  Real estate investment funds..................    111       21        93       52
  Office........................................     88       16        46       26
  Apartments....................................     35        6        --       --
  Agriculture...................................     19        4        28       15
  Land..........................................      1       --         1       --
  Retail........................................     --       --        12        7
                                                   ----      ---      ----      ---
    Total real estate holdings..................   $541      100%     $180      100%
                                                   ====      ===      ====      ===



     The Company's real estate holdings are primarily located in the United States. At December 31, 2007, 22%, 21%, 6% and 5% of the Company's real estate holdings were located in California, New York, Texas and Florida, respectively.

  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that make private equity investments in companies in the United States and overseas) was $1.1 billion at both December 31, 2007 and 2006. Included within other limited partnership interests at December 31, 2007 and 2006 were $433 million and $354 million, respectively, of hedge funds. For the years ended December 31, 2007, 2006 and 2005, net investment income from other limited partnership interests included $16 million, $30 million and $4 million, respectively, related to hedge funds.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                         2007     2006     2005
                                                        ------   ------   ------
                                                              (IN MILLIONS)
  Fixed maturity securities...........................  $2,803   $2,719   $1,377
  Equity securities...................................      45       17        6
  Mortgage and consumer loans.........................     263      182      113
  Policy loans........................................      53       52       26
  Real estate and real estate joint ventures..........      81       29        2
  Other limited partnership interests.................     164      238       33
  Cash, cash equivalents and short-term investments...     104      137       71
  Other...............................................       7        8       --
                                                        ------   ------   ------
    Total investment income...........................   3,520    3,382    1,628
  Less: Investment expenses...........................     627      543      190
                                                        ------   ------   ------
    Net investment income.............................  $2,893   $2,839   $1,438
                                                        ======   ======   ======



     For the years ended December 31, 2007 and 2006, affiliated investment expense of $36 million and $32 million, respectively, related to investment expenses, is included in the table above. There were no affiliated investment expenses for the year ended December 31, 2005. See "-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
                                                      -------------   -----   -----
                                                           2007        2006    2005
                                                      -------------   -----   -----
                                                              (IN MILLIONS)
  Fixed maturity securities.........................      $(272)      $(497)  $(300)
  Equity securities.................................         15          10       1
  Mortgage and consumer loans.......................         (2)          7      (9)
  Real estate and real estate joint ventures........          1          64       7
  Other limited partnership interests...............        (19)         (1)     (1)
  Sales of businesses...............................         --          --       2
  Derivatives.......................................        305         177      (2)
  Other.............................................       (170)       (281)    104
                                                          -----       -----   -----
    Net investment gains (losses)                         $(142)      $(521)  $(198)
                                                          =====       =====   =====



     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $30 million and $41 million for the years ended December 31, 2007 and 2006, respectively. There were no losses from fixed maturity and equity securities deemed other-than-temporarily impaired for the year ended December 31, 2005.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                          2007    2006    2005
                                                         -----   -----   -----
                                                             (IN MILLIONS)
  Fixed maturity securities............................  $(606)  $(566)  $(639)
  Equity securities....................................    (38)     17      (4)
  Derivatives..........................................    (13)     (9)     (2)
  Other................................................      8       7     (19)
                                                         -----   -----   -----
    Subtotal...........................................   (649)   (551)   (664)
                                                         -----   -----   -----
  Amounts allocated from:
    Insurance liability loss recognition...............     --      --     (78)
    DAC and VOBA.......................................     93      66     102
                                                         -----   -----   -----
    Subtotal...........................................     93      66      24
                                                         -----   -----   -----
  Deferred income tax..................................    195     171     224
                                                         -----   -----   -----
    Subtotal...........................................    288     237     248
                                                         -----   -----   -----
  Net unrealized investment gains (losses).............  $(361)  $(314)  $(416)
                                                         =====   =====   =====



     The changes in net unrealized investment gains (losses) are as follows:

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                          2007    2006    2005
                                                         -----   -----   -----
                                                             (IN MILLIONS)
  Balance, January 1,..................................  $(314)  $(416)  $  30
  Unrealized investment gains (losses) during the
    year...............................................    (98)    113    (756)
  Unrealized investment gains (losses) relating to:
    Insurance liability gain (loss) recognition........     --      78     (78)
    DAC and VOBA.......................................     27     (36)    148
    Deferred income tax................................     24     (53)    240
                                                         -----   -----   -----
  Balance, December 31,................................  $(361)  $(314)  $(416)
                                                         =====   =====   =====
  Net change in unrealized investment gains (losses)...  $ (47)  $ 102   $(446)
                                                         =====   =====   =====



  TRADING SECURITIES

     MetLife Insurance Company of Connecticut was the majority owner of Tribeca on the Acquisition Date. Tribeca was a feeder fund investment structure whereby the feeder fund invests substantially all of its assets in the master fund, Tribeca Global Convertible Instruments Ltd. The primary investment objective of the master fund is to achieve enhanced risk-adjusted return by investing in domestic and foreign equities and equity-related securities

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


utilizing such strategies as convertible securities arbitrage. At December 31, 2005, the Company was the majority owner of the feeder fund and consolidated the fund within its consolidated financial statements. Net investment income related to the trading activities of Tribeca, which included interest and dividends earned on trading securities in addition to the net realized and unrealized gains (losses), was $12 million and $6 million for the six months ended June 30, 2006 and the year ended December 31, 2005, respectively.

     During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated and, as of June 30, 2006, was accounted for under the equity method of accounting. The equity method investment at December 31, 2006 of $82 million was included in other limited partnership interests. Net investment income related to the Company's equity method investment in Tribeca was $9 million for the six months ended December 31, 2006.

  VARIABLE INTEREST ENTITIES

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:

                                                              DECEMBER 31, 2007
                                                           -----------------------
                                                                         MAXIMUM
                                                             TOTAL     EXPOSURE TO
                                                           ASSETS(1)     LOSS(2)
                                                           ---------   -----------
                                                                (IN MILLIONS)
  Asset-backed securitizations...........................   $ 1,140       $   77
  Real estate joint ventures(3)..........................       942           44
  Other limited partnership interests(4).................     3,876          418
  Trust preferred securities(5)..........................    22,775          546
  Other investments(6)...................................     1,600           79
                                                            -------       ------
    Total................................................   $30,333       $1,164
                                                            =======       ======



--------

(1) The assets of the asset-backed securitizations are reflected at fair value. The assets of the real estate joint ventures, other limited partnership interests, trust preferred securities and other investments are reflected at the carrying amounts at which such assets would have been reflected on the Company's consolidated balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

(2) The maximum exposure to loss relating to the asset-backed securitizations is equal to the carrying amounts of participation. The maximum exposure to loss relating to real estate joint ventures, other limited partnership interests, trust preferred securities and other investments is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(3) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments.

(4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities.

(5) Trust preferred securities are complex, uniquely structured investments which contain features of both equity and debt, may have an extended or no stated maturity, and may be callable at the issuer's option after a defined period of time.

(6) Other investments include securities that are not trust preferred securities or asset-backed securitizations.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  RELATED PARTY INVESTMENT TRANSACTIONS

     As of December 31, 2007 and 2006, the Company held $582 million and $581 million, respectively, of its total invested assets in the MetLife Money Market Pool and the MetLife Intermediate Income Pool which are affiliated partnerships. These amounts are included in short-term investments. Net investment income from these invested assets was $25 million, $29 million and $10 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                         2007     2006     2005
                                                         ----     ----     ----
                                                              (IN MILLIONS)
  Estimated fair market value of assets transferred to
    affiliates.........................................  $628     $164     $ 79
  Amortized cost of assets transferred to affiliates...  $629     $164     $ 78
  Net investment gains (losses) recognized on
    transfers..........................................  $ (1)    $ --     $  1
  Estimated fair market value of assets transferred
    from affiliates....................................  $836     $ 89     $830


5.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or fair value of derivative financial instruments held at:

                                            DECEMBER 31, 2007                 DECEMBER 31, 2006
                                     -------------------------------   -------------------------------
                                                   CURRENT MARKET                    CURRENT MARKET
                                                    OR FAIR VALUE                     OR FAIR VALUE
                                     NOTIONAL   --------------------   NOTIONAL   --------------------
                                      AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                     --------   ------   -----------   --------   ------   -----------
                                                               (IN MILLIONS)
Interest rate swaps................   $12,437   $  336       $144       $ 8,841   $  431       $ 70
Interest rate floors...............    12,071      159         --         9,021       71         --
Interest rate caps.................    10,715        7         --         6,715        6         --
Financial futures..................       721        2          5           602        6          1
Foreign currency swaps.............     3,716      788         97         2,723      580         66
Foreign currency forwards..........       167        2         --           124        1         --
Options............................        --       85          1            --       80          7
Financial forwards.................     1,108       20         --           900       --         15
Credit default swaps...............     1,013        5          3         1,231        1          5
                                      -------   ------       ----       -------   ------       ----
  Total............................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                      =======   ======       ====       =======   ======       ====



     The above table does not include notional amounts for equity futures, equity variance swaps and equity options. At December 31, 2007 and 2006, the Company owned 403 and 290 equity futures, respectively. Fair values of equity futures are included in financial futures in the preceding table. At December 31, 2007 and 2006, the Company owned 122,153 and 85,500 equity variance swaps, respectively. Fair values of equity variance swaps are included in financial forwards in the preceding table. At December 31, 2007 and 2006, the Company owned 821,100 and 1,022,900 equity options, respectively. Fair values of equity options are included in options in the preceding table.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2007:

                                                             REMAINING LIFE
                         -------------------------------------------------------------------------------------
                                              AFTER ONE YEAR      AFTER FIVE YEARS
                         ONE YEAR OR LESS   THROUGH FIVE YEARS   THROUGH TEN YEARS   AFTER TEN YEARS    TOTAL
                         ----------------   ------------------   -----------------   ---------------   -------
                                                             (IN MILLIONS)
Interest rate swaps....       $ 4,723             $ 4,963             $ 1,352             $1,399       $12,437
Interest rate floors...            --               2,551               9,520                 --        12,071
Interest rate caps.....         8,702               2,013                  --                 --        10,715
Financial futures......           634                  --                  --                 87           721
Foreign currency
  swaps................            20               2,593                 836                267         3,716
Foreign currency
  forwards.............           165                  --                  --                  2           167
Financial forwards.....            --                  --                  --              1,108         1,108
Credit default swaps...           205                 519                 289                 --         1,013
                              -------             -------             -------             ------       -------
  Total................       $14,449             $12,639             $11,997             $2,863       $41,948
                              =======             =======             =======             ======       =======



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) and equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

     Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Equity index options are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  HEDGING

     The following table presents the notional amount and fair value of derivatives by type of hedge designation at:

                                        DECEMBER 31, 2007                 DECEMBER 31, 2006
                                 -------------------------------   -------------------------------
                                                 FAIR VALUE                        FAIR VALUE
                                 NOTIONAL   --------------------   NOTIONAL   --------------------
                                  AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                 --------   ------   -----------   --------   ------   -----------
                                                           (IN MILLIONS)
  Fair value...................   $   651   $   20       $  3       $    69   $   --       $  1
  Cash flow....................       486       85          3           455       42         --
  Non-qualifying...............    40,811    1,299        244        29,633    1,134        163
                                  -------   ------       ----       -------   ------       ----
    Total......................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                  =======   ======       ====       =======   ======       ====



     The following table presents the settlement payments recorded in income for the:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                             2007   2006   2005
                                                             ----   ----   ----
                                                                (IN MILLIONS)
  Qualifying hedges:
    Interest credited to policyholder account balances.....   $(6)   $(9)   $(1)
  Non-qualifying hedges:
    Net investment gains (losses)..........................    82     73     (8)
                                                              ---    ---    ---
       Total...............................................   $76    $64    $(9)
                                                              ===    ===    ===



  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities.

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Changes in the fair value of derivatives................  $ 18    $(1)   $--
  Changes in the fair value of the items hedged...........   (20)     2     --
                                                            ----    ---    ---
  Net ineffectiveness of fair value hedging activities....  $ (2)   $ 1    $--
                                                            ====    ===    ===



     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities to fixed rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities.

     For the years ended December 31, 2007 and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. For the year ended December 31, 2005, the Company recognized insignificant net investment gains (losses), which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. For the years ended December 31, 2007, 2006 and 2005, there were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2007, 2006 and 2005.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Other comprehensive income (loss) balance at January
    1,....................................................  $ (9)  $ (2)   $(4)
  Gains (losses) deferred in other comprehensive income
    (loss) on the effective portion of cash flow hedges...    39     41      1
  Amounts reclassified to net investment gains (losses)...   (43)   (48)     1
                                                            ----   ----    ---
  Other comprehensive income (loss) balance at December
    31,...................................................  $(13)  $ (9)   $(2)
                                                            ====   ====    ===



     At December 31, 2007, $65 million of the deferred net gain (loss) on derivatives accumulated in other comprehensive income (loss) is expected to be reclassified to earnings during the year ending December 31, 2008.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to economically hedge exposure to adverse movements in credit; (iv) equity futures, equity index options and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (v) credit default swaps to synthetically create investments; (vi) financial forwards to buy and sell securities; and
(vii) basis swaps to better match the cash flows of assets and related liabilities.

     The following table presents changes in fair value related to derivatives that do not qualify for hedge accounting:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Net investment gains (losses), excluding embedded
    derivatives...........................................  $112    $16   $(37)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts include guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and affiliated reinsurance contracts related to guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and certain guaranteed minimum income contracts.

     The following table presents the fair value of the Company's embedded derivatives at:

                                                                   DECEMBER
                                                                     31,
                                                                 -----------
                                                                 2007   2006
                                                                 ----   ----
                                                                     (IN
                                                                  MILLIONS)
  Embedded derivative assets...................................  $125    $17
  Embedded derivative liabilities..............................  $ --    $ 3


     The following table presents changes in fair value related to embedded derivatives:

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                                ------------------
                                                                2007   2006   2005
                                                                ----   ----   ----
                                                                   (IN MILLIONS)
Net investment gains (losses).................................  $116    $85    $41


  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2007 and 2006, the Company was obligated to return cash collateral under its control of $370 million and $273 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. As of December 31, 2007 and 2006, the Company had also accepted collateral consisting of various securities with a fair market value of $526 million and $410 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but as of December 31, 2007 and 2006, none of the collateral had been sold or repledged.

     In addition, the Company has exchange traded futures, which require the pledging of collateral. As of both December 31, 2007 and 2006, the Company pledged collateral of $25 million, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

6.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                        DAC     VOBA     TOTAL
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Balance at January 1, 2005..........................  $  678   $   --   $  678
Contribution of MetLife Insurance Company of
  Connecticut from MetLife (Note 2).................      --    3,490    3,490
  Capitalizations...................................     886       --      886
                                                      ------   ------   ------
       Subtotal.....................................   1,564    3,490    5,054
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      --      (26)     (26)
     Unrealized investment gains (losses)...........     (41)    (107)    (148)
     Other expenses.................................     109      205      314
                                                      ------   ------   ------
       Total amortization...........................      68       72      140
                                                      ------   ------   ------
Balance at December 31, 2005........................   1,496    3,418    4,914
  Capitalizations...................................     721       --      721
                                                      ------   ------   ------
       Subtotal.....................................   2,217    3,418    5,635
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................     (16)     (68)     (84)
     Unrealized investment gains (losses)...........     (10)      46       36
     Other expenses.................................     252      320      572
                                                      ------   ------   ------
       Total amortization...........................     226      298      524
                                                      ------   ------   ------
Balance at December 31, 2006........................   1,991    3,120    5,111
  Effect of SOP 05-1 adoption.......................      (7)    (125)    (132)
  Capitalizations...................................     682       --      682
                                                      ------   ------   ------
       Subtotal.....................................   2,666    2,995    5,661
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      44      (16)      28
     Unrealized investment gains (losses)...........     (18)      (9)     (27)
     Other expenses.................................     388      324      712
                                                      ------   ------   ------
       Total amortization...........................     414      299      713
                                                      ------   ------   ------
Balance at December 31, 2007........................  $2,252   $2,696   $4,948
                                                      ======   ======   ======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $342 million in 2008, $303 million in 2009, $269 million in 2010, $237 million in 2011, and $195 million in 2012.

     Amortization of VOBA and DAC is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross profits originating from transactions other than investment gains and losses.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

7.  GOODWILL

     Goodwill is the excess of cost over the fair value of net assets acquired. Information regarding goodwill is as follows:

                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Balance at January 1,..................................  $953   $924   $ 68
Contribution from MetLife (Note 2).....................    --     29    856
                                                         ----   ----   ----
Balance at December 31,................................  $953   $953   $924
                                                         ====   ====   ====



8.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                             DECEMBER 31,
                                    -------------------------------------------------------------
                                                                                       OTHER
                                      FUTURE POLICY       POLICYHOLDER ACCOUNT      POLICYHOLDER
                                         BENEFITS               BALANCES               FUNDS
                                    -----------------   -----------------------   ---------------
                                                        (AS RESTATED,
                                                         SEE NOTE 20)
                                    -------   -------   -------------   -------   ------   ------
                                      2007      2006         2007         2006     2007     2006
                                    -------   -------   -------------   -------   ------   ------
                                                            (IN MILLIONS)
Individual
  Traditional life................  $   921   $   871      $    --      $    --   $   50   $   37
  Universal variable life.........      575       527        4,995        4,522    1,496    1,314
  Annuities.......................      944     1,015       15,058       16,106       36        5
  Other...........................       --        --           47           32       --       --
Institutional
  Group life......................      220       234          763          765        5        6
  Retirement & savings............   12,040    12,325       12,780       13,731       --       --
  Non-medical health & other......      303       328           --           --        2        2
Corporate & Other (1).............    4,573     4,354          172          (57)     188      149
                                    -------   -------      -------      -------   ------   ------
     Total........................  $19,576   $19,654      $33,815      $35,099   $1,777   $1,513
                                    =======   =======      =======      =======   ======   ======



     (1) Corporate & Other includes intersegment eliminations.

     Affiliated insurance liabilities included in the table above include reinsurance assumed and ceded. Affiliated future policy benefits, included in the table above, were $29 million and $25 million at December 31, 2007 and 2006, respectively. Affiliated policyholder account balances, included in the table above, were $97 million and $(57) million at December 31, 2007 and 2006, respectively. Affiliated other policyholder funds, included in the table above, were $1.3 billion and $1.2 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding the VODA and VOCRA, which are reported in other assets, is as follows:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                        ----------------------
                                                        2007     2006     2005
                                                        ----     ----     ----
                                                             (IN MILLIONS)
  Balance at January 1,...............................  $237     $ 72      $--
  Contribution from MetLife...........................    --       --       73
  Contribution of VODA from MetLife...................    --      167       --
  Amortization........................................    (5)      (2)      (1)
                                                        ----     ----      ---
  Balance at December 31,.............................  $232     $237      $72
                                                        ====     ====      ===



     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $7 million in 2008, $9 million in 2009, $11 million in 2010, $13 million in 2011 and $15 million in 2012.

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA of $167 million, net of deferred income tax of $5 million, for which MLI-USA receives the benefit. The VODA originated through MetLife's acquisition of Travelers and is reported within other assets in the amount of $164 million and $166 million at December 31, 2007 and 2006, respectively.

     The value of the other identifiable intangibles as discussed above reflects the estimated fair value of the Citigroup/Travelers distribution agreements acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreement. The weighted average amortization period of the other intangible assets is 16 years. If actual experience under the distribution agreements differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience.

     The use of discount rates was necessary to establish the fair value of the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
  Balance at January 1,................................  $330   $218   $143
  Capitalization.......................................   124    129     83
  Amortization.........................................   (51)   (17)    (8)
                                                         ----   ----   ----
  Balance at December 31,..............................  $403   $330   $218
                                                         ====   ====   ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities consist of pass-through separate accounts totaling $53.9 billion and $50.1 billion at December 31, 2007 and 2006, respectively, for which the policyholder assumes all investment risk.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


fees and totaled $947 million, $800 million and $467 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     For the years ended December 31, 2007, 2006 and 2005, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER GUARANTEED INTEREST CONTRACT PROGRAM

     The Company issues fixed and floating rate obligations under its guaranteed interest contract ("GIC") program which are denominated in either U.S. dollars or foreign currencies. During the year ended December 31, 2007, the Company issued $653 million in such obligations and repaid $616 million. During the year ended December 31, 2006, there were no new issuances of such obligations and there were repayments of $1.1 billion. There were no new issuances or repayments of such obligations for the year ended December 31, 2005. Accordingly, at December 31, 2007 and 2006, GICs outstanding, which are included in policyholder account balances, were $5.1 billion (as restated, see Note 20) and $4.6 billion, respectively. During the years ended December 31, 2007, 2006 and 2005, interest credited on the contracts, which are included in interest credited to policyholder account balances, was $230 million, $163 million and $80 million, respectively.

  OBLIGATIONS UNDER FUNDING AGREEMENTS

     MICC is a member of the Federal Home Loan Bank of Boston (the "FHLB of Boston") and holds $70 million of common stock of the FHLB of Boston at both December 31, 2007 and 2006, which is included in equity securities. MICC has also entered into funding agreements with the FHLB of Boston whereby MICC has issued such funding agreements in exchange for cash and for which the FHLB of Boston has been granted a blanket lien on certain MICC assets, including residential mortgage-backed securities, to collateralize MICC's obligations under the funding agreements. MICC maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by MICC, the FHLB of Boston's recovery on the collateral is limited to the amount of MICC's liability to the FHLB of Boston. The amount of MICC's liability for funding agreements with the FHLB of Boston was $726 million and $926 million at December 31, 2007 and 2006, respectively, which is included in policyholder account balances. The advances on these funding agreements are collateralized by residential mortgage-backed securities with fair values of $901 million and $1.1 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policy benefits, is as follows:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                        --------------------
                                                         2007    2006   2005
                                                        -----   -----   ----
                                                            (IN MILLIONS)
  Balance at January 1,...............................  $ 551   $ 512   $ --
    Less: Reinsurance recoverables....................   (403)   (373)    --
                                                        -----   -----   ----
  Net balance at January 1,...........................    148     139     --
                                                        -----   -----   ----
  Contribution of MetLife Insurance Company of
    Connecticut by MetLife (Note 3)...................     --      --    137
  Incurred related to:
    Current year......................................     32      29     19
    Prior years.......................................     (5)      4     (3)
                                                        -----   -----   ----
                                                           27      33     16
                                                        -----   -----   ----
  Paid related to:
    Current year......................................     (2)     (2)    (1)
    Prior years.......................................    (24)    (22)   (13)
                                                        -----   -----   ----
                                                          (26)    (24)   (14)
                                                        -----   -----   ----
  Net balance at December 31,.........................    149     148    139
    Add: Reinsurance recoverables.....................    463     403    373
                                                        -----   -----   ----
  Balance at December 31,.............................  $ 612   $ 551   $512
                                                        =====   =====   ====



     Claims and claim adjustment expenses associated with prior periods decreased by $5 million for the year ended December 31, 2007, increased by $4 million for the year ended December 31, 2006, and decreased by $3 million for the year ended December 31, 2005. In all periods presented, the change was due to differences between actual benefit periods and expected benefit periods for LTC and disability contracts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return").

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                            DECEMBER 31,
                                  ---------------------------------------------------------------
                                               2007                             2006
                                  ------------------------------   ------------------------------
                                      IN THE             AT            IN THE             AT
                                  EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                  --------------   -------------   --------------   -------------
                                                           (IN MILLIONS)
  ANNUITY CONTRACTS(1)
  RETURN OF NET DEPOSITS
  Separate account value........     $  11,337             N/A        $   8,213             N/A
  Net amount at risk(2).........     $      33(3)          N/A        $      --(3)          N/A
  Average attained age of
    contractholders.............      62 years             N/A         61 years             N/A
  ANNIVERSARY CONTRACT VALUE OR
    MINIMUM RETURN
  Separate account value........     $  41,515       $  16,143        $  44,036       $  13,179
  Net amount at risk(2).........     $   1,692(3)    $     245(4)     $   1,422(3)    $      30(4)
  Average attained age of
    contractholders.............      56 years        61 years         58 years        60 years



                                                              DECEMBER 31,
                                                        -----------------------
                                                           2007         2006
                                                        ----------   ----------
                                                         SECONDARY    SECONDARY
                                                        GUARANTEES   GUARANTEES
                                                        ----------   ----------
                                                             (IN MILLIONS)
  UNIVERSAL AND VARIABLE LIFE CONTRACTS(1)
  Account value (general and separate account)........   $   2,797    $   3,262
  Net amount at risk(2)...............................   $  38,621(3) $  48,630(3)
  Average attained age of policyholders...............    57 years     57 years


--------

(1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

(2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

(3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

(4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                                      UNIVERSAL AND
                                                                      VARIABLE LIFE
                                              ANNUITY CONTRACTS         CONTRACTS
                                         --------------------------   -------------
                                         GUARANTEED     GUARANTEED
                                            DEATH     ANNUITIZATION     SECONDARY
                                          BENEFITS       BENEFITS       GUARANTEES    TOTAL
                                         ----------   -------------   -------------   -----
                                                            (IN MILLIONS)
  Balance at January 1, 2005...........      $--           $--             $--         $--
  Incurred guaranteed benefits.........        3            --               9          12
  Paid guaranteed benefits.............       --            --              --          --
                                             ---           ---             ---         ---
  Balance at December 31, 2005.........        3            --               9          12
  Incurred guaranteed benefits.........       --            --              22          22
  Paid guaranteed benefits.............       (3)           --              --          (3)
                                             ---           ---             ---         ---
  Balance at December 31, 2006.........       --            --              31          31
  Incurred guaranteed benefits.........        6            28              34          68
  Paid guaranteed benefits.............       (4)           --              --          (4)
                                             ---           ---             ---         ---
  Balance at December 31, 2007.........      $ 2           $28             $65         $95
                                             ===           ===             ===         ===



     Excluded from the table above are guaranteed death and annuitization benefit liabilities on the Company's annuity contracts of $45 million, $38 million and $28 million at December 31, 2007, 2006 and 2005, respectively, which were reinsured 100% to an affiliate and had corresponding recoverables from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                             DECEMBER 31,
                                                          -----------------
                                                            2007      2006
                                                          -------   -------
                                                            (IN MILLIONS)
  Mutual Fund Groupings
    Equity..............................................  $40,608   $37,992
    Bond................................................    2,307     2,831
    Balanced............................................    4,422     2,790
    Money Market........................................    1,265       949
    Specialty...........................................      395       460
                                                          -------   -------
      Total.................... ........................  $48,997   $45,022
                                                          =======   =======



9.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. The Company has reinsured up to 90% of the mortality risk for all new individual life insurance policies. This practice was initiated by the Company for different products starting at various points in time between 1997 and 2004. On a case by case basis, the Company may retain up to $5 million per life on single life individual policies and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     MICC's workers' compensation business is reinsured through a 100% quota-share agreement with The Travelers Indemnity Company, an insurance subsidiary of The Travelers Companies, Inc.

     Effective July 1, 2000, MetLife Insurance Company of Connecticut reinsured 90% of its individual LTC insurance business with Genworth Life Insurance Company and its subsidiary ("GLIC"), in the form of indemnity reinsurance agreements. In accordance with the terms of the reinsurance agreements, GLIC will effect assumption and novation of the reinsured contracts, to the extent permitted by law, by July 31, 2008.

     The Company reinsures the new production of fixed annuities and the riders containing benefit guarantees related to variable annuities to affiliated and non-affiliated reinsurers.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2007    2006    2005
                                                       -----   -----   -----
                                                           (IN MILLIONS)
  Direct premiums....................................  $ 654   $ 599   $ 413
  Reinsurance assumed................................     17      21      38
  Reinsurance ceded..................................   (318)   (312)   (170)
                                                       -----   -----   -----
  Net premiums.......................................  $ 353   $ 308   $ 281
                                                       =====   =====   =====
  Reinsurance recoverables netted against policyholder
    benefits and claims..............................  $ 671   $ 635   $ 560
                                                       =====   =====   =====



     Reinsurance recoverables, included in premiums and other receivables, were $4.9 billion and $4.6 billion at December 31, 2007 and 2006, respectively, including $3.4 billion and $3.0 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off LTC business and $1.2 billion and $1.3 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off of workers' compensation business. Reinsurance and ceded commissions payables, included in other liabilities, were $128 million and $99 million at December 31, 2007 and 2006, respectively.

     The Company has reinsurance agreements with MetLife and certain of its subsidiaries, including MLIC, Reinsurance Group of America, Incorporated, MetLife Reinsurance Company of South Carolina ("MRSC"), Exeter Reassurance Company, Ltd. ("Exeter"), General American Life Insurance Company ("GALIC"), Mitsui Sumitomo MetLife Insurance Co., Ltd. and MetLife Reinsurance Company of Vermont ("MRV"). At December 31, 2007, the Company had reinsurance-related assets and liabilities from these agreements totaling $3.4 billion and $1.7 billion,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


respectively. At December 31, 2006, comparable assets and liabilities were $2.8 billion and $1.2 billion, respectively.

     The following table reflects related party reinsurance information:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                       2007     2006     2005
                                                       ----     ----     ----
                                                            (IN MILLIONS)
  Assumed premiums...................................  $ 17     $ 21     $ 38
  Assumed fees, included in universal life and
    investment-type product policy fees..............  $119     $ 65     $194
  Assumed fees, included in net investment gains
    (losses).........................................  $ --     $ --     $  6
  Assumed benefits, included in policyholder benefits
    and claims.......................................  $ 18     $ 11     $ 32
  Assumed benefits, included in interest credited to
    policyholder account balances....................  $ 53     $ 49     $ 42
  Assumed acquisition costs, included in other
    expenses.........................................  $ 39     $ 58     $111
  Ceded premiums.....................................  $ 32     $ 21     $ 12
  Ceded fees, included in universal life and
    investment-type product policy fees..............  $216     $130     $ 93
  Interest earned on ceded reinsurance, included in
    other revenues...................................  $ 85     $ 68     $ 55
  Ceded benefits, included in policyholder benefits and
    claims...........................................  $ 95     $ 86     $ 92
  Interest costs on ceded reinsurance, included in
    other expenses...................................  $ 33     $ 77     $182


     The Company has assumed risks related to guaranteed minimum benefit riders from an affiliated joint venture under a reinsurance contract. Such guaranteed minimum benefit riders are embedded derivatives and are included within net investment gains (losses). The assumed amounts were $(113) million, $57 million and $28 million for the years ended December 31, 2007, 2006 and 2005, respectively. These risks have been retroceded in full to another affiliate under a retrocessional agreement resulting in no net impact on net investment gains (losses).

     The Company has also ceded risks related to guaranteed minimum benefit riders written by the Company to another affiliate. The guaranteed minimum benefit riders directly written by the Company are embedded derivatives and changes in their fair value are included within net investment gains (losses). The ceded reinsurance also contain embedded derivatives and changes in their fair value are also included within net investment gains (losses). The ceded amounts were $276 million, $(31) million and $5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     Effective December 20, 2007, MLI-USA recaptured two ceded blocks of business (the "Recaptured Business") from Exeter. The Recaptured Business consisted of two blocks of universal life secondary guarantee risk, one assumed from GALIC, and the other written by MLI-USA. As a result of the recapture, MLI-USA received $258 million of assets from Exeter, reduced receivables from affiliates, included in premiums and other receivables, by $112 million and reduced other assets by $124 million. The recapture resulted in a pre-tax gain of $22 million. Concurrent with the recapture, the same business was ceded to MRV. The cession does not transfer risk to MRV and is therefore accounted for under the deposit method. MLI-USA transferred $258 million of assets to MRV as a result of this cession, and recorded a receivable from affiliates, included in premiums and other receivables, of $258 million.

     Effective December 31, 2007, MLI-USA entered into a reinsurance agreement to cede two blocks of business to MRV, on a 90% coinsurance funds withheld basis. This agreement covered certain term and certain universal life policies issued in 2007 and to be issued during 2008 by MLI-USA. This agreement transfers risk to MRV and, therefore, is accounted for as reinsurance. As a result of the agreement, DAC decreased $136 million, affiliated

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


reinsurance recoverables, included in premiums and other receivables, increased $326 million, MLI-USA recorded a funds withheld liability for $223 million, included in other liabilities, and unearned revenue, included in other policyholder funds, was reduced by $33 million.

     On December 1, 2006, the Company acquired a block of structured settlement business from Texas Life Insurance Company ("Texas Life"), a wholly-owned subsidiary of MetLife, through an assumptive reinsurance agreement. This transaction increased future policy benefits of the Company by $1.3 billion and decreased deferred income tax liabilities by $142 million at December 31, 2006. During the year ended December 31, 2007, the receivable from Texas Life related to premiums and other considerations of $1.2 billion held at December 31, 2006 was settled with $901 million of cash and $304 million of fixed maturity securities.

     Effective January 1, 2005, MLI-USA entered into a reinsurance agreement to assume an in-force block of business from GALIC. This agreement covered certain term and universal life policies issued by GALIC on and after January 1, 2000 through December 31, 2004. This agreement also covered certain term and universal life policies issued on or after January 1, 2005. MLI-USA paid and deferred 100% of a ceding commission to GALIC of $386 million resulting in no gain or loss on the transfer of the in-force business as of January 1, 2005.

10.  LONG-TERM DEBT -- AFFILIATED

     Long-term debt outstanding is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2007   2006
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Surplus notes, interest rate 7.349%, due 2035.....................  $400   $400
Surplus notes, interest rate LIBOR plus 1.15%, maturity date
  2009............................................................   200     --
Surplus notes, interest rate 5%, due upon request.................    25     25
Surplus notes, interest rate LIBOR plus 0.75%, due upon request...    10     10
                                                                    ----   ----
Total long-term debt -- affiliated................................  $635   $435
                                                                    ====   ====



     MetLife Credit Corp., an affiliate, is the holder of a surplus note issued by the Company during the fourth quarter of 2007 in the amount of $200 million at December 31, 2007.

     MetLife is the holder of a surplus note issued by MLI-USA in the amount of $400 million at December 31, 2007 and 2006.

     MLIG is the holder of two surplus notes issued by MLI-USA in the amounts of $25 million and $10 million at both December 31, 2007 and 2006. These surplus notes may be redeemed, in whole or in part, at the election of the Company at any time, subject to the prior approval of the insurance department of the state of domicile.

     Payments of interest and principal on these surplus notes may be made only with the prior approval of the insurance department of the state of domicile.

     The aggregate maturities of long-term debt as of December 31, 2007 are $200 million in 2009, $400 million in 2035, and $35 million payable upon request and regulatory approval.

     Interest expense related to the Company's indebtedness, included in other expenses, was $33 million, $31 million and $25 million for the years ended December 31, 2007, 2006 and 2005, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

11.  INCOME TAXES

     The provision for income tax from continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
  Current:
    Federal.....................................       $  9            $ 18       $ (3)
    State and local.............................          4              --         (2)
    Foreign.....................................          1              --         --
                                                       ----            ----       ----
      Subtotal..................................         14              18         (5)
                                                       ----            ----       ----
  Deferred:
    Federal.....................................       $306            $212       $162
    State and local.............................         --              (2)        (1)
    Foreign.....................................        (17)             --         --
                                                       ----            ----       ----
      Subtotal..................................        289             210        161
                                                       ----            ----       ----
  Provision for income tax......................       $303            $228       $156
                                                       ====            ====       ====



     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
  Tax provision at U.S. statutory rate..........       $365            $288       $191
  Tax effect of:
    Tax-exempt investment income................        (65)            (62)       (27)
    Prior year tax..............................          9              (9)        (9)
    Foreign tax rate differential and change in
      valuation allowance.......................         (7)             12         --
    State tax, net of federal benefit...........          3              --          2
    Other, net..................................         (2)             (1)        (1)
                                                       ----            ----       ----
  Provision for income tax......................       $303            $228       $156
                                                       ====            ====       ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                               DECEMBER 31,
                                                         -----------------------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
                                                         -------------   -------
                                                              2007         2006
                                                         -------------   -------
                                                              (IN MILLIONS)
  Deferred income tax assets:
    Benefit, reinsurance and other reserves............     $ 1,929      $ 2,238
    Net unrealized investment losses...................         195          171
    Capital loss carryforwards.........................         150          155
    Investments........................................          54           63
    Net operating loss carryforwards...................          42           10
    Tax credits........................................          20           --
    Operating lease reserves...........................          13           13
    Employee benefits..................................          --            3
    Litigation-related.................................          --            1
    Other..............................................          13           20
                                                            -------      -------
                                                              2,416        2,674
    Less: Valuation allowance..........................          --            4
                                                            -------      -------
                                                              2,416        2,670
                                                            -------      -------
  Deferred income tax liabilities:
    DAC and VOBA.......................................      (1,570)      (1,663)
                                                            -------      -------
                                                             (1,570)      (1,663)
                                                            -------      -------
  Net deferred income tax asset........................     $   846      $ 1,007
                                                            =======      =======



     Domestic net operating loss carryforwards amount to $29 million at December 31, 2007 and will expire beginning in 2025. Foreign net operating loss carryforwards amount to $113 million at December 31, 2007 with indefinite expiration. Capital loss carryforwards amount to $430 million at December 31, 2007 and will expire beginning in 2010. Tax credit carryforwards amount to $20 million at December 31, 2007.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2007, the Company recorded a reduction of $4 million to the deferred income tax valuation allowance related to certain foreign net operating loss carryforwards.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2003 and is no longer subject to foreign income tax examinations for the years prior to 2006.

     The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. The Company reclassified, at adoption, $64 million of deferred income tax liabilities, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility, to the liability

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


for unrecognized tax benefits. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The total amount of unrecognized tax benefits as of January 1, 2007 that would affect the effective tax rate, if recognized, was $5 million. The Company also had less than $1 million of accrued interest, included within other liabilities, as of January 1, 2007. The Company classifies interest accrued related to unrecognized tax benefits in interest expense, while penalties are included within income tax expense.

     As of December 31, 2007, the Company's total amount of unrecognized tax benefits is $53 million and there are no amounts of unrecognized tax benefits that would affect the effective tax rate, if recognized. The total amount of unrecognized tax benefit decreased by $11 million from the date of adoption primarily due to a settlement reached with the Internal Revenue Service ("IRS") with respect to a post-sale purchase price adjustment. As a result of the settlement, an item within the liability for unrecognized tax benefits, in the amount of $6 million, was reclassified to deferred income taxes. The Company does not anticipate any material change in the total amount of unrecognized tax benefits over the ensuing 12 month period.

     A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2007, is as follows:

                                                            TOTAL UNRECOGNIZED
                                                               TAX BENEFITS
                                                            ------------------
                                                               (IN MILLIONS)
  Balance at January 1, 2007 (date of adoption)...........          $64
  Reductions for tax positions of prior years.............           (2)
  Additions for tax positions of current year.............            5
  Reductions for tax positions of current year............           (8)
  Settlements with tax authorities........................           (6)
                                                                    ---
  Balance at December 31, 2007............................          $53
                                                                    ===



     During the year ended December 31, 2007, the Company recognized $2 million in interest expense associated with the liability for unrecognized tax benefits. As of December 31, 2007, the Company had $3 million of accrued interest associated with the liability for unrecognized tax benefits, an increase of $2 million from the date of adoption.

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the year ended December 31, 2007, the Company recognized an income tax benefit of $64 million related to the separate account DRD.

     The Company will file a consolidated tax return with its includable subsidiaries. Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Under the tax allocation agreement, the federal income tax will be allocated between the companies on a separate return basis and adjusted for credits and other amounts required by such tax allocation agreement.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

12. CONTINGENCIES, COMMITMENTS AND GUARANTEES

  CONTINGENCIES

  LITIGATION

     The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. Estimates of possible losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2007.

     The Company has faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in all pending matters. Some sales practices claims have been resolved through settlement. Other sales practices claims have been won by dispositive motions or have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor or taxpayer. Further, federal, state or industry regulatory or governmental authorities may conduct investigations, serve subpoenas or make other inquiries concerning a wide variety of issues, including the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. In some of the matters referred to previously, large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's net income or cash flows in particular quarterly or annual periods.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments are as follows:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
  Other Assets:
     Premium tax offset for future undiscounted assessments..   $ 8    $ 9
     Premium tax offsets currently available for paid
       assessments...........................................     1      1
                                                                ---    ---
                                                                $ 9    $10
                                                                ===    ===
  Liability:
    Insolvency assessments...................................   $17    $19
                                                                ===    ===



     Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2007, 2006 and 2005.

COMMITMENTS

  LEASES

     The Company, as lessee, has entered into lease agreements for office space. Future sublease income is projected to be insignificant. Future minimum rental income and minimum gross rental payments relating to these lease agreements are as follows:

                                                                      GROSS
                                                           RENTAL    RENTAL
                                                           INCOME   PAYMENTS
                                                           ------   --------
                                                             (IN MILLIONS)
  2008...................................................    $ 3       $15
  2009...................................................    $ 3       $ 8
  2010...................................................    $ 3       $ 6
  2011...................................................    $ 3       $ 6
  2012...................................................    $ 3       $--
  Thereafter.............................................    $80       $--

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1.4 billion and $616 million at December 31, 2007 and 2006, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $626 million and $665 million at December 31, 2007 and 2006, respectively.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES AND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $488 million and $173 million at December 31, 2007 and 2006, respectively.

  OTHER COMMITMENTS

     The Company has entered into collateral arrangements with affiliates, which require the transfer of collateral in connection with secured demand notes. At December 31, 2007, the Company had agreed to fund up to $60 million of cash upon the request of an affiliate and had transferred collateral consisting of various securities with a fair market value of $73 million to custody accounts to secure the notes. The counterparties are permitted by contract to sell or repledge this collateral.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, such as in the case of MetLife International Insurance Company, Ltd. ("MLII"), a former affiliate, discussed below, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

     The Company has provided a guarantee on behalf of MLII that is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. During the second quarter of 2007, MLII was sold to a third party. Life insurance coverage in-force, representing the maximum potential obligation under this guarantee, was $434 million and $444 million at December 31, 2007 and 2006, respectively. The Company does not have any collateral related to this guarantee, but has recorded a liability of $1 million that was based on the total account value of the guaranteed policies plus the amounts retained per policy at December 31, 2007. The remainder of the risk was ceded to external reinsurers. The Company did not have a recorded liability related to this guarantee at December 31, 2006.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, was $324 million at December 31, 2007. The credit default swaps expire at various times during the next ten years.

13.  EMPLOYEE BENEFIT PLANS

     Subsequent to the Acquisition, the Company became a participating affiliate in qualified and non-qualified, noncontributory defined benefit pension and other postretirement plans sponsored by MLIC. Employees were credited with prior service recognized by Citigroup, solely (with regard to pension purposes) for the purpose of determining eligibility and vesting under the Metropolitan Life Retirement Plan for United States Employees (the "Plan"), a noncontributory qualified defined benefit pension plan, with respect to benefits earned under the Plan subsequent to the Acquisition Date. Net periodic expense related to these plans was based on the employee population at the beginning of the year. During 2006, the employees of the Company were transferred to MetLife Group, Inc., a wholly-owned subsidiary of MetLife ("MetLife Group"), therefore no pension expense was allocated to the Company for the year ended December 31, 2007. Pension expense of $8 million related to the MLIC plans was allocated to the Company for the year ended December 31, 2006. There were no expenses allocated to the Company for the six months ended December 31, 2005.

14.  EQUITY

  COMMON STOCK

     The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which are outstanding as of December 31, 2007. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife, Inc. and the remaining shares are owned by MLIG.

  CAPITAL CONTRIBUTIONS

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA, and the associated deferred income tax liability, which is more fully described in Note 8.

     See also Note 3 for information related to the change in the reporting entity.

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. MetLife Insurance Company of Connecticut and MLI-USA each exceeded the minimum RBC requirements for all periods presented herein.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Connecticut Insurance Department and the Delaware Department of Insurance have adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in Connecticut and Delaware, respectively. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of MetLife Insurance Company of Connecticut and MLI-USA.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Further, statutory accounting principles do not give recognition to purchase accounting adjustments made as a result of the Acquisition.

     Statutory net income of MetLife Insurance Company of Connecticut, a Connecticut domiciled insurer, was $1.1 billion, $856 million and $1.0 billion for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $4.2 billion and $4.1 billion at December 31, 2007 and 2006, respectively. Due to the merger of MLAC with and into MetLife Insurance Company of Connecticut, the 2006 statutory net income balance was adjusted.

     Statutory net loss of MLI-USA, a Delaware domiciled insurer, was $1.1 billion, $116 million and $227 million for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Delaware Insurance Department, was $584 million and $575 million at December 31, 2007 and 2006, respectively.

  DIVIDEND RESTRICTIONS

     Under Connecticut State Insurance Law, MetLife Insurance Company of Connecticut is permitted, without prior insurance regulatory clearance, to pay shareholder dividends to its parent as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Insurance Company of Connecticut will be permitted to pay a cash dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance ("Connecticut Commissioner") and the Connecticut Commissioner does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (unassigned funds, reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders. The Connecticut State Insurance Law requires prior approval for any dividends for a period of two years following a change in control. As a result of the Acquisition on July 1, 2005, under Connecticut State Insurance Law, all dividend payments by MetLife Insurance Company of Connecticut through June 30, 2007 required prior approval of the Connecticut Commissioner. In the third quarter of 2006, after receiving regulatory approval from the Connecticut Commissioner, MetLife Insurance Company of Connecticut paid a $917 million dividend. Of that amount,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


$259 million was a return of capital. In the fourth quarter of 2007, MetLife Insurance Company of Connecticut paid a dividend of $690 million. Of that amount, $404 million was a return of capital as approved by the insurance regulator. During 2008, MetLife Insurance Company of Connecticut is permitted to pay, without regulatory approval, a dividend of $1,026 million.

     Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or
(ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a cash dividend to MetLife Insurance Company of Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance ("Delaware Commissioner") and the Delaware Commissioner does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as unassigned funds) as of the last filed annual statutory statement requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. MLI-USA did not pay dividends for the years ended December 31, 2007 and 2006. Because MLI-USA's statutory unassigned funds surplus is negative, MLI-USA cannot pay any dividends without prior approval of the Delaware Commissioner in 2008.

OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2007, 2006 and 2005 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                          YEARS ENDED DECEMBER 31,
                                                  ---------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   -------
                                                       2007            2006         2005
                                                  -------------   -------------   -------
                                                                  (IN MILLIONS)
  Holding gains (losses) on investments arising
    during the year.............................      $(358)          $(434)      $(1,148)
  Income tax effect of holding gains (losses)...        122             147           402
  Reclassification adjustments:
    Recognized holding (gains) losses included
       in current year income...................        260             487           295
    Amortization of premiums and accretion of
       discounts associated with investments....         --              60            96
    Income tax effect...........................        (88)           (186)         (137)
  Allocation of holding gains on investments
    relating to other policyholder amounts......         27              42            71
  Income tax effect of allocation of holding
    gains to other policyholder amounts.........        (10)            (14)          (25)
                                                      -----           -----       -------
  Net unrealized investment gains (losses)......        (47)            102          (446)
                                                      -----           -----       -------
  Foreign currency translation adjustment.......         12              (2)            2
                                                      -----           -----       -------
  Other comprehensive income (loss).............      $ (35)          $ 100       $  (444)
                                                      =====           =====       =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

15.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      ------------------------------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
                                                      -------------   ------   -----
                                                           2007        2006     2005
                                                      -------------   ------   -----
                                                               (IN MILLIONS)
  Compensation......................................      $  125      $  134   $ 106
  Commissions.......................................         633         712     931
  Interest and debt issue costs.....................          35          31      25
  Amortization of DAC and VOBA......................         740         488     288
  Capitalization of DAC.............................        (682)       (721)   (886)
  Rent, net of sublease income......................           5          11       7
  Minority interest.................................          --          26       1
  Insurance tax.....................................          44          42      10
  Other.............................................         546         450     196
                                                          ------      ------   -----
    Total other expenses............................      $1,446      $1,173   $ 678
                                                          ======      ======   =====



     See Notes 9, 10 and 19 for discussion of affiliated expenses included in the table above.

16.  BUSINESS SEGMENT INFORMATION

     The Company has two operating segments, Individual and Institutional, as well as Corporate & Other. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements.

     Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance and other insurance products and services. Corporate & Other contains the excess capital not allocated to the business segments, various start-up entities and run-off business, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and the elimination of intersegment transactions.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in MetLife's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2007, 2006 and 2005. The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. Subsequent to the Acquisition Date, the Company allocates equity to each segment based upon the economic capital model used by MetLife that allows MetLife and the Company to effectively manage their capital. The Company evaluates the performance of each segment based upon net income excluding net investment gains (losses), net of income tax, and adjustments related to net investment gains (losses), net of income tax.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2007                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                           (AS RESTATED, SEE NOTE 20)
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   295       $    34        $    24     $    353
Universal life and investment-type product
  policy fees...............................      1,370            39              2        1,411
Net investment income.......................      1,090         1,510            293        2,893
Other revenues..............................        237            14             --          251
Net investment gains (losses)...............        116          (263)             5         (142)
Policyholder benefits and claims............        479           466             33          978
Interest credited to policyholder account
  balances..................................        661           638             --        1,299
Other expenses..............................      1,329            50             67        1,446
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        639           180            224        1,043
Provision for income tax....................        227            60             16          303
                                                -------       -------        -------     --------
Income from continuing operations...........        412           120            208          740
Income from discontinued operations, net of
  income tax................................         --             4             --            4
                                                -------       -------        -------     --------
Net income..................................    $   412       $   124        $   208     $    744
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $82,214       $35,154        $11,193     $128,561
DAC and VOBA................................    $ 4,930       $    16        $     2     $  4,948
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $51,398       $ 2,469        $    --     $ 53,867
Policyholder liabilities....................    $24,122       $26,113        $ 4,933     $ 55,168
Separate account liabilities................    $51,398       $ 2,469        $    --     $ 53,867

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2006                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   218       $    65        $    25     $    308
Universal life and investment- type product
  policy fees...............................      1,244            24             --        1,268
Net investment income.......................        985         1,449            405        2,839
Other revenues..............................        195            15              2          212
Net investment gains (losses)...............       (194)         (282)           (45)        (521)
Policyholder benefits and claims............        315           450             27          792
Interest credited to policyholder account
  balances..................................        669           647             --        1,316
Other expenses..............................      1,045            16            112        1,173
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        419           158            248          825
Provision for income tax....................        145            55             28          228
                                                -------       -------        -------     --------
Net income..................................    $   274       $   103        $   220     $    597
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $76,897       $35,982        $11,208     $124,087
DAC and VOBA................................    $ 4,946       $   165        $    --     $  5,111
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $47,566       $ 2,501        $    --     $ 50,067
Policyholder liabilities....................    $24,429       $27,391        $ 4,446     $ 56,266
Separate account liabilities................    $47,566       $ 2,501        $    --     $ 50,067



FOR THE YEAR ENDED                                                        CORPORATE &
DECEMBER 31, 2005(1)                         INDIVIDUAL   INSTITUTIONAL      OTHER       TOTAL
--------------------                         ----------   -------------   -----------   ------
                                                               (IN MILLIONS)
STATEMENT OF INCOME:
Premiums...................................     $ 152          $116           $ 13      $  281
Universal life and investment-type product
  policy fees..............................       845            17             --         862
Net investment income......................       530           712            196       1,438
Other revenues.............................       121            10              1         132
Net investment gains (losses)..............      (113)          (87)             2        (198)
Policyholder benefits and claims...........       224           324             22         570
Interest credited to policyholder account
  balances.................................       417           303             --         720
Other expenses.............................       640            30              8         678
                                                -----          ----           ----      ------
Income from continuing operations before
  provision for income tax.................       254           111            182         547
Provision for income tax...................        53            38             65         156
                                                -----          ----           ----      ------
Net income.................................     $ 201          $ 73           $117      $  391
                                                =====          ====           ====      ======



--------

(1) Includes six months of results for MetLife Insurance Company of Connecticut and its subsidiaries and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2007, 2006 and 2005. Substantially all of the Company's revenues originated in the United States.

17.  DISCONTINUED OPERATIONS

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

     In the Institutional segment, the Company had net investment income of $1 million, net investment gains of $5 million and income tax of $2 million related to discontinued operations resulting in income from discontinued operations of $4 million, net of income tax, for the year ended December 31, 2007. The Company had $1 million of investment income and $1 million of investment expense resulting in no change to net investment income for the year ended December 31, 2006. The Company did not have investment income or expense related to discontinued operations for the year ended December 31, 2005.

     There was no carrying value of real estate related to discontinued operations at December 31, 2007. The carrying value of real estate related to discontinued operations was $7 million at December 31, 2006.

18.  FAIR VALUE INFORMATION

     The estimated fair value of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. The implementation of SFAS 157 may impact the fair value assumptions and methodologies associated with the valuation of assets and liabilities. See also Note 1 regarding the adoption of SFAS 157.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

Amounts related to the Company's financial instruments are as follows:

DECEMBER 31, 2007                                  NOTIONAL   CARRYING    ESTIMATED
(AS RESTATED, SEE NOTE 20)                          AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $45,671     $45,671
  Equity securities..............................              $   952     $   952
  Mortgage and consumer loans....................              $ 4,404     $ 4,407
  Policy loans...................................              $   913     $   913
  Short-term investments.........................              $ 1,335     $ 1,335
  Cash and cash equivalents......................              $ 1,774     $ 1,774
  Accrued investment income......................              $   637     $   637
  Mortgage loan commitments......................    $626      $    --     $   (11)
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $488      $    --     $   (31)
Liabilities:
  Policyholder account balances..................              $28,056     $27,651
  Long-term debt -- affiliated...................              $   635     $   609
  Payables for collateral under securities loaned
     and other transactions......................              $10,471     $10,471



                                                   NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2006                                   AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $47,846     $47,846
  Equity securities..............................              $   795     $   795
  Mortgage and consumer loans....................              $ 3,595     $ 3,547
  Policy loans...................................              $   918     $   918
  Short-term investments.........................              $   777     $   777
  Cash and cash equivalents......................              $   649     $   649
  Accrued investment income......................              $   597     $   597
  Mortgage loan commitments......................    $665      $    --     $     1
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $173      $    --     $    --
Liabilities:
  Policyholder account balances..................              $29,780     $28,028
  Long-term debt -- affiliated...................              $   435     $   425
  Payables for collateral under securities loaned
     and other transactions......................              $ 9,155     $ 9,155

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  FIXED MATURITY SECURITIES AND EQUITY SECURITIES

     The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include; coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

  MORTGAGE AND CONSUMER LOANS, MORTGAGE LOAN COMMITMENTS, COMMITMENTS TO FUND BANK CREDIT FACILITIES, AND PRIVATE CORPORATE BOND INVESTMENTS

     Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, commitments to fund bank credit facilities, and private corporate bond investments the estimated fair value is the net premium or discount of the commitments.

  POLICY LOANS

     The carrying values for policy loans approximate fair value.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximate fair values due to the short-term maturities of these instruments.

  ACCRUED INVESTMENT INCOME

     The carrying value for accrued investment income approximates fair value.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

  LONG-TERM DEBT -- AFFILIATED

     The fair values of long-term debt are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED AND OTHER TRANSACTIONS

     The carrying value for payables for collateral under securities loaned and other transactions approximate fair value.

  DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, and options are based upon quotations obtained from dealers or other reliable sources. See Note 5 for derivative fair value disclosures.

19.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into a Master Service Agreement with MLIC, which provides administrative, accounting, legal and similar services to the Company. MLIC charged the Company $170 million, $93 million and $15 million, included in other expenses, for services performed under the Master Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into a Service Agreement with MetLife Group, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $107 million, $154 million and $49 million, included in other expenses, for services performed under the Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into various additional agreements with other affiliates for services necessary to conduct its activities. Typical services provided under these additional agreements include management, policy administrative functions and distribution services. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $198 million, $190 million and $48 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In 2005, the Company entered into Broker-Dealer Wholesale Sales Agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on the Company's behalf, fixed rate insurance products through authorized retailers. The Company agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged the Company $89 million and $65 million, included in other expenses, for the years ended December 31, 2007 and 2006, respectively. The Company did not incur any such expenses for the year ended December 31, 2005.

     The Company had net payables to affiliates of $27 million and $9 million at December 31, 2007 and 2006, respectively, related to the expenses discussed above. These payables exclude affiliated reinsurance expenses discussed in Note 9.

     See Notes 4, 8, 9 and 10 for additional related party transactions.

20.  RESTATEMENT

     The Company identified a miscalculation of the foreign exchange adjustment related to the accrued interest credited liability (included within policyholder account balances) on its foreign denominated issuances under its GIC program. This miscalculation resulted in an overstatement of the foreign currency exchange loss on accrued interest credited payable and an understatement of net income. In addition, the Company recognized that its assessment of the functional currency of its operations in Ireland was not in accordance with the applicable accounting principles. Accordingly, the Company restated its consolidated financial statements for the year ended December 31, 2007 and the quarter ended September 30, 2007 to properly reflect the accrued interest credited

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


liability on its foreign denominated GICs and to properly reflect the functional currency of its operations in Ireland as of the respective date. As a result of the foregoing, the Company's net income for the year ended December 31, 2007 and the quarter ended September 30, 2007 increased by $49 million and $36 million, respectively.

     A summary of the effects of these restatements on the Company's consolidated financial statements is as set forth in the table below. See also
Note 22, Quarterly Results of Operations (Unaudited).

                                                   SEPTEMBER 30, 2007           DECEMBER 31, 2007
                                               --------------------------  --------------------------
                                               AS PREVIOUSLY               AS PREVIOUSLY
                                                  REPORTED    AS RESTATED     REPORTED    AS RESTATED
                                               -------------  -----------  -------------  -----------
                                                                     (IN MILLIONS)
ASSETS:
          Current income tax recoverable.....     $    148      $    133      $     91      $     72
          Deferred income tax assets.........     $  1,050      $  1,049      $    848      $    846
          Total assets.......................     $130,928      $130,912      $128,582      $128,561

LIABILITIES:
          Policyholder account balances......     $ 34,233      $ 34,189      $ 33,871      $ 33,815
          Total liabilities..................     $123,951      $123,907      $121,269      $121,213

STOCKHOLDERS' EQUITY:
          Retained earnings..................     $    645      $    681      $    843      $    892
          Accumulated other comprehensive
            income (loss)....................     $   (473)     $   (481)     $   (335)     $   (349)
          Total stockholders' equity.........     $  6,977      $  7,005      $  7,313      $  7,348
          Total liabilities and stockholders'
            equity...........................     $130,928      $130,912      $128,582      $128,561



                                            FOR THE THREE MONTHS ENDED        FOR THE YEAR ENDED
                                                SEPTEMBER 30, 2007            DECEMBER 31, 2007
                                           ---------------------------   ---------------------------
                                           AS PREVIOUSLY                 AS PREVIOUSLY
                                              REPORTED     AS RESTATED      REPORTED     AS RESTATED
                                           -------------   -----------   -------------   -----------
                                                                  (IN MILLIONS)
REVENUES:
  Net investment gains (losses)..........      $  (90)        $  (48)        $ (198)        $ (142)
  Total revenues.........................      $1,136         $1,178         $4,710         $4,766

EXPENSES:
  Interest credited to policyholder
     account balances....................      $  327         $  325         $1,304         $1,299
  Other expenses.........................      $  327         $  319         $1,455         $1,446
  Total expenses.........................      $  910         $  900         $3,737         $3,723

Income from continuing operations before
  provision for income tax...............      $  226         $  278         $  973         $1,043
Provision for income tax.................      $   72         $   88         $  282         $  303
Income from continuing operations........      $  154         $  190         $  691         $  740
Net income...............................      $  154         $  190         $  695         $  744

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                                  FOR THE YEAR ENDED
                                                                  DECEMBER 31, 2007
                                                             ---------------------------
                                                             AS PREVIOUSLY
                                                                REPORTED     AS RESTATED
                                                             -------------   -----------
                                                                    (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income...............................................      $  695         $  744
  Losses from sales of investments and businesses, net.....      $  201         $  145
  Interest credited to policyholder account balances.......      $1,304         $1,299
  Change in income tax payable.............................      $  287         $  308
  Change in other assets...................................      $  690         $  681


21.  SUBSEQUENT EVENT

     In October 2008, the Company received advances totaling $300 million from the Federal Home Loan Bank of Boston, which will be included in debt.

     In April 2008, MICC issued a surplus note with a face amount of $750 million and a discount of $7 million ($743 million) to MetLife Capital Trust X, an affiliate, with an interest rate of 8.595%.

22.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The unaudited quarterly results of operations for 2007 and 2006 are summarized in the table below:

                                                           THREE MONTHS ENDED
                                          ---------------------------------------------------
                                                                  (AS RESTATED, SEE NOTE 20)
                                                                 ----------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                          ---------   --------   -------------   ------------
                                                             (IN MILLIONS)
  2007
  Total revenues........................    $1,097     $1,143        $1,178         $1,348
  Total expenses........................    $  903     $  885        $  900         $1,035
  Income from continuing operations.....    $  152     $  187        $  190         $  211
  Income from discontinued operations,
    net of income tax...................    $    4         --            --         $   --
  Net income............................    $  156     $  187        $  190         $  211



                                                           THREE MONTHS ENDED
                                          ---------------------------------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                          ---------   --------   -------------   ------------
                                                             (IN MILLIONS)
  2006
  Total revenues........................    $1,006     $1,068        $1,057          $975
  Total expenses........................    $  830     $  796        $  770          $885
  Income from continuing operations.....    $  127     $  191        $  207          $ 72
  Income from discontinued operations,
    net of income tax...................        --         --            --            --
  Net income............................    $  127     $  191        $  207          $ 72

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE I

                     CONSOLIDATED SUMMARY OF INVESTMENTS --
                    OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2007
                                  (IN MILLIONS)

                                                                                     AMOUNT AT
                                                      COST OR         ESTIMATED   WHICH SHOWN ON
                                                AMORTIZED COST (1)   FAIR VALUE    BALANCE SHEET
TYPE OF INVESTMENTS                             ------------------   ----------   --------------
Fixed Maturity Securities:
  Bonds:
     U.S. Treasury/agency securities..........        $ 3,976          $ 4,091        $ 4,091
     State and political subdivision
       securities.............................            611              575            575
     Foreign government securities............            635              688            688
     Public utilities.........................          2,546            2,500          2,500
     All other corporate bonds................         19,661           19,242         19,242
  Mortgage-backed and asset-backed
     securities...............................         17,332           17,207         17,207
  Redeemable preferred stock..................          1,503            1,368          1,368
                                                      -------          -------        -------
     Total fixed maturity securities..........         46,264           45,671         45,671
                                                      -------          -------        -------
Equity Securities:
  Common stock:
     Banks, trust and insurance companies.....              1                1              1
     Industrial, miscellaneous and all other..            214              216            216
  Non-redeemable preferred stock..............            777              735            735
                                                      -------          -------        -------
     Total equity securities..................            992              952            952
                                                      -------          -------        -------
Mortgage and consumer loans...................          4,404                           4,404
Policy loans..................................            913                             913
Real estate and real estate joint ventures....            541                             541
Other limited partnership interests...........          1,130                           1,130
Short-term investments........................          1,335                           1,335
Other invested assets.........................          1,445                           1,445
                                                      -------                         -------
       Total investments......................        $57,024                         $56,391
                                                      =======                         =======



--------

(1) Cost or amortized cost for fixed maturity securities and mortgage and consumer loans represents original cost reduced by repayments, net valuation allowances and writedowns from other-than-temporary declines in value and adjusted for amortization of premiums or discounts; for equity securities, cost represents original cost reduced by writedowns from other-than-temporary declines in value; for real estate, cost represents original cost reduced by writedowns and adjusted for valuation allowances and depreciation; cost for real estate joint ventures and other limited partnership interests represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                             DAC       FUTURE POLICY     POLICYHOLDER
                                             AND    BENEFITS AND OTHER      ACCOUNT       UNEARNED
SEGMENT                                     VOBA    POLICYHOLDER FUNDS     BALANCES     REVENUE (1)
-------                                    ------   ------------------   ------------   -----------
2007 (As Restated, See Note 20)
Individual...............................  $4,930         $ 4,022           $20,100         $342
Institutional............................      16          12,570            13,543           --
Corporate & Other........................       2           4,761               172            1
                                           ------         -------           -------         ----
                                           $4,948         $21,353           $33,815         $343
                                           ======         =======           =======         ====
2006
Individual...............................  $4,946         $ 3,769           $20,660         $260
Institutional............................     165          12,895            14,496            3
Corporate & Other........................      --           4,503               (57)          --
                                           ------         -------           -------         ----
                                           $5,111         $21,167           $35,099         $263
                                           ======         =======           =======         ====
2005
Individual...............................  $4,753         $ 3,452           $21,403         $141
Institutional............................     161          11,880            16,460            1
Corporate & Other........................      --           4,305               (23)          --
                                           ------         -------           -------         ----
                                           $4,914         $19,637           $37,840         $142
                                           ======         =======           =======         ====



--------

   (1) Amounts are included within the future policy benefits and other policyholder funds column.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           SCHEDULE III -- (CONTINUED)

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                                                          AMORTIZATION OF
                               PREMIUM         NET        POLICYHOLDER      DAC AND VOBA       OTHER
                             REVENUE AND   INVESTMENT     BENEFITS AND       CHARGED TO      OPERATING   PREMIUMS WRITTEN
SEGMENT                    POLICY CHARGES    INCOME    INTEREST CREDITED   OTHER EXPENSES  EXPENSES (1)  (EXCLUDING LIFE)
-------                    --------------  ----------  -----------------  ---------------  ------------  ----------------
2007 (As Restated,
  See Note 20)
Individual...............      $1,665        $1,090          $1,140             $717           $612             $--
Institutional............          73         1,510           1,104               23             27               7
Corporate & Other........          26           293              33               --             67              25
                               ------        ------          ------             ----           ----             ---
                               $1,764        $2,893          $2,277             $740           $706             $32
                               ======        ======          ======             ====           ====             ===
2006
Individual...............      $1,462        $  985          $  984             $481           $564             $--
Institutional............          89         1,449           1,097                6             10               9
Corporate & Other........          25           405              27                1            111              25
                               ------        ------          ------             ----           ----             ---
                               $1,576        $2,839          $2,108             $488           $685             $34
                               ======        ======          ======             ====           ====             ===
2005 (2)
Individual...............      $  997        $  530          $  641             $287           $353             $--
Institutional............         133           712             627                1             29               9
Corporate & Other........          13           196              22               --              8              13
                               ------        ------          ------             ----           ----             ---
                               $1,143        $1,438          $1,290             $288           $390             $22
                               ======        ======          ======             ====           ====             ===



--------

   (1) Includes other expenses excluding amortization of DAC and VOBA charged to other expenses.

   (2) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE IV

                            CONSOLIDATED REINSURANCE
                        DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2007
Life insurance in-force.............    $189,630     $152,943   $13,934     $50,621      27.5%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    384     $     82   $    17     $   319       5.3%
Accident and health.................         270          236        --          34        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    654     $    318   $    17     $   353       4.8%
                                        ========     ========   =======     =======




                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2006
Life insurance in-force.............    $153,390     $119,281   $14,374     $48,483      29.6%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    323     $     72   $    21     $   272       7.7%
Accident and health.................         276          240        --          36        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    599     $    312   $    21     $   308       6.8%
                                        ========     ========   =======     =======




                                                                                      % AMOUNT
                                                                                       ASSUMED
                                      GROSS AMOUNT    CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   -------   -------   ----------   --------
2005 (1)
Life insurance in-force.............    $126,362     $93,686   $16,921     $49,597      34.1%
                                        ========     =======   =======     =======
Insurance premium
Life insurance......................    $    269     $    45   $    38     $   262      14.5%
Accident and health.................         144         125        --          19        --%
                                        --------     -------   -------     -------
  Total insurance premium...........    $    413     $   170   $    38     $   281      13.5%
                                        ========     =======   =======     =======



     For the year ended December 31, 2007, reinsurance ceded and assumed included affiliated transactions of $32 million and $17 million, respectively. For the year ended December 31, 2006, both reinsurance ceded and assumed included affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed included affiliated transactions of $12 million and $38 million, respectively.

--------

(1) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

                        SCUDDER ADVOCATE ADVISOR ANNUITY
                  SCUDDER ADVOCATE ADVISOR-ST1 VARIABLE ANNUITY


                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT


                       SUPPLEMENT DATED NOVEMBER 24, 2008
        TO THE STATEMENT OF ADDITIONAL INFORMATION DATED DECEMBER 7, 2007



1.  COMBINATION OF SEPARATE ACCOUNTS



Effective November 24, 2008, the Company combined MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.


In connection with the combination of the Former Separate Account with and into the Separate Account, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR STATEMENT OF ADDITIONAL INFORMATION ("SAI") TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.


If you have any questions, please contact us at 866-376-0389.



2.  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The following paragraph replaces the section on "Independent Registered Public Accounting Firm" in the SAI:

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The financial statements of each of the Subaccounts of the Separate Account and consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes explanatory paragraphs referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements) included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

3.  COMPANY LOCATION



Effective September 22, 2008, MetLife Insurance Company of Connecticut is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910.



        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife of CT Separate Account Eleven for Variable Annuities and the Board of Directors of MetLife Insurance Company of Connecticut:

We have audited the accompanying statements of assets and liabilities of MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account") of MetLife Insurance Company of Connecticut (the "Company") comprising each of the individual Subaccounts listed in Appendix A as of December 31, 2007, and the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for the periods presented in the year ended December 31, 2007, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Subaccounts listed in Appendix
B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in Note 5 for the periods in the two years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts constituting the Separate Account of the Company as of December 31, 2007, the results of their operations for the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008

                                   APPENDIX A

AIM V.I. Mid Cap Core Equity Subaccount (Series II)
AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged All Cap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus Mid Cap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares) Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class B)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI Bond Subaccount (Class B)
DWSI Capital Growth Subaccount (Class B)
DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)
DWSII International Subaccount (Class B)
DWSII Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Aggressive Growth Subaccount (Class II)
LMPVET Appreciation Subaccount (Class I)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Capital Appreciation Subaccount (Class E)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)

                                   APPENDIX A

MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Money Market Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer Bond VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)
Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer Independence VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)

                                   APPENDIX B

AIM V.I. Capital Appreciation Subaccount (Series II)
Credit Suisse Trust Emerging Markets Subaccount
LMPVPI All Cap Subaccount (Class I)
LMPVPI All Cap Subaccount (Class II)
LMPVPII Growth and Income Subaccount (Class I)
LMPVPI Large Cap Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class II)
LMPVPI Total Return Subaccount (Class II)
Lord Abbett Growth and Income Subaccount (Class VC)
Lord Abbett Mid-Cap Value Subaccount (Class VC)
MIST BlackRock Large-Cap Core Subaccount (Class A)
MIST Pioneer Mid-Cap Value Subaccount (Class A)
MSF Western Asset Management High Yield Bond Subaccount (Class A)
PIMCO VIT Real Return Subaccount (Administrative Class)
Pioneer America Income VCT Subaccount (Class II)
Pioneer Equity Opportunity VCT Subaccount (Class II)
Pioneer Small and Mid Cap Growth VCT Subaccount (Class II)
Pioneer Value VCT Subaccount (Class II)
Putnam VT International Equity Subaccount (Class IB)
Putnam VT Small Cap Value Subaccount (Class IB)

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2007

                              AIM V.I. MID CAP                       ALGER AMERICAN   AMERICAN FUNDS
                                 CORE EQUITY    AIM V.I. UTILITIES  LEVERAGED ALLCAP  GLOBAL GROWTH
                                 SUBACCOUNT         SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                 (SERIES II)        (SERIES I)          (CLASS S)        (CLASS 2)
                              ----------------  ------------------  ----------------  --------------
ASSETS:
   Investments at fair value     $2,855,634         $2,730,393         $4,041,927      $24,071,615
                                 ----------         ----------         ----------      -----------
         Total Assets             2,855,634          2,730,393          4,041,927       24,071,615
                                 ----------         ----------         ----------      -----------
LIABILITIES:
   Other payables
      Insurance charges                 427                397                588            3,588
      Administrative fees                35                 34                 50              299
   Due to MetLife Insurance
      Company of Connecticut             --                 --                 --               --
                                 ----------         ----------         ----------      -----------
         Total Liabilities              462                431                638            3,887
                                 ----------         ----------         ----------      -----------
NET ASSETS                       $2,855,172         $2,729,962         $4,041,289      $24,067,728
                                 ==========         ==========         ==========      ===========

   The accompanying notes are an integral part of these financial statements.

                              AMERICAN FUNDS  AMERICAN FUNDS                           DREYFUS
                               GROWTH-INCOME      GROWTH      CREDIT SUISSE TRUST    MIDCAP STOCK
                                SUBACCOUNT      SUBACCOUNT     GLOBAL SMALL CAP       SUBACCOUNT
                                 (CLASS 2)       (CLASS 2)        SUBACCOUNT       (SERVICE SHARES)
                              --------------  --------------  -------------------  ----------------
ASSETS:
   Investments at fair value    $44,988,255     $55,788,573         $684,699          $4,433,720
                                -----------     -----------         --------          ----------
         Total Assets            44,988,255      55,788,573          684,699           4,433,720
                                -----------     -----------         --------          ----------
LIABILITIES:
   Other payables
      Insurance charges               6,805           8,342              103                 661
      Administrative fees               558             693                9                  55
   Due to MetLife Insurance
      Company of Connecticut             --              --               --                  --
                                -----------     -----------         --------          ----------
         Total Liabilities            7,363           9,035              112                 716
                                -----------     -----------         --------          ----------
NET ASSETS                      $44,980,892     $55,779,538         $684,587          $4,433,004
                                ===========     ===========         ========          ==========

   The accompanying notes are an integral part of these financial statements.

                               DREYFUS SOCIALLY     DREYFUS VIF         DREYFUS VIF         DWS VIT
                              RESPONSIBLE GROWTH    APPRECIATION    DEVELOPING LEADERS  EQUITY 500 INDEX
                                  SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                               (SERVICE SHARES)   (INITIAL SHARES)   (INITIAL SHARES)      (CLASS B)
                              ------------------  ----------------  ------------------  ----------------
ASSETS:
   Investments at fair value       $279,745           $2,400,273         $7,239,029        $5,511,473
                                   --------           ----------         ----------        ----------
         Total Assets               279,745            2,400,273          7,239,029         5,511,473
                                   --------           ----------         ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  43                  357              1,096               815
      Administrative fees
   Due to MetLife Insurance               3                   30                 90                68
      Company of Connecticut             --                   --                 --                --
                                   --------           ----------         ----------        ----------
         Total Liabilities               46                  387              1,186               883
                                   --------           ----------         ----------        ----------
NET ASSETS                         $279,699           $2,399,886         $7,237,843        $5,510,590
                                   ========           ==========         ==========        ==========

                                 DWS VIT RREEF                DWSI
                              REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES
                                    SUBACCOUNT              SUBACCOUNT
                                     (CLASS B)               (CLASS B)
                              ----------------------  --------------------
ASSETS:
   Investments at fair value        $5,103,483               $3,807,476
                                    ----------               ----------
      Total Assets                   5,103,483                3,807,476
                                    ----------               ----------
LIABILITIES:
   Other payables
      Insurance charges                    764                      571
      Administrative fees
   Due to MetLife Insurance                 62                       48
      Company of Connecticut                --                       --
                                    ----------               ----------
         Total Liabilities                 826                      619
                                    ----------               ----------
NET ASSETS                          $5,102,657               $3,806,857
                                    ==========               ==========

   The accompanying notes are an integral part of these financial statements.

                                 DWSII       DWSI          DWSI             DWSI
                               BALANCED      BOND     CAPITAL GROWTH  GROWTH & INCOME
                              SUBACCOUNT  SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                               (CLASS B)   (CLASS B)    (CLASS B)        (CLASS B)
                              ----------  ----------  --------------  ---------------
ASSETS:
   Investments at fair value  $3,697,679   $526,477     $7,944,200       $6,122,033
                              ----------   --------     ----------       ----------
         Total Assets          3,697,679    526,477      7,944,200        6,122,033
                              ----------   --------     ----------       ----------
LIABILITIES:
   Other payables
      Insurance charges              570         77          1,207              987
      Administrative fees             46          7             98               76
   Due to MetLife Insurance
      Company of Connecticut          --         --             --               --
                              ----------   --------     ----------       ----------
         Total Liabilities           616         84          1,305            1,063
                              ----------   --------     ----------       ----------
NET ASSETS                    $3,697,063   $526,393     $7,942,895       $6,120,970
                              ==========   ========     ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                  DWSI          DWSII           DWSII          DWSII             DWSII                 DWSII
                              HEALTH CARE  INTERNATIONAL  STRATEGIC INCOME   BLUE CHIP  CONSERVATIVE ALLOCATION  CORE FIXED INCOME
                               SUBACCOUNT    SUBACCOUNT      SUBACCOUNT     SUBACCOUNT       SUBACCOUNT              SUBACCOUNT
                               (CLASS B)     (CLASS B)       (CLASS B)       (CLASS B)        (CLASS B)              (CLASS B)
                              -----------  -------------  ----------------  ----------  -----------------------  ------------------
ASSETS:
   Investments at fair value   $2,893,172    $5,793,025      $4,714,018     $5,881,372        $11,019,224            $6,718,704
                               ----------    ----------      ----------     ----------        -----------            ----------
         Total Assets           2,893,172     5,793,025       4,714,018      5,881,372         11,019,224             6,718,704
                               ----------    ----------      ----------     ----------        -----------            ----------
LIABILITIES:
   Other payables
      Insurance charges               445           912             726            885              1,652                   993
      Administrative fees              36            72              58             73                136                    83
   Due to MetLife Insurance
      Company of Connecticut           --            --              --             --                 --                    --
                               ----------    ----------      ----------     ----------        -----------            ----------
         Total Liabilities            481           984             784            958              1,788                 1,076
                               ----------    ----------      ----------     ----------        -----------            ----------
NET ASSETS                     $2,892,691    $5,792,041      $4,713,234     $5,880,414        $11,017,436            $6,717,628
                               ==========    ==========      ==========     ==========        ===========            ==========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII            DWSII DREMAN         DWSII DREMAN          DWSII
                              DAVIS VENTURE VALUE  HIGH RETURN EQUITY  SMALL MID CAP VALUE  GLOBAL THEMATIC
                                  SUBACCOUNT           SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                                   (CLASS B)            (CLASS B)           (CLASS B)          (CLASS B)
                              -------------------  ------------------  -------------------  ---------------
ASSETS:
   Investments at fair value      $10,210,680          $17,533,632          $8,142,916         $4,975,405
                                  -----------          -----------          ----------         ----------
         Total Assets              10,210,680           17,533,632           8,142,916          4,975,405
                                  -----------          -----------          ----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                 1,554                2,556               1,228                755
      Administrative fees                 126                  216                 101                 62
   Due to MetLife Insurance
      Company of Connecticut               --                   --                  --                 --
                                  -----------          -----------          ----------         ----------
         Total Liabilities              1,680                2,772               1,329                817
                                  -----------          -----------          ----------         ----------
NET ASSETS                        $10,209,000          $17,530,860          $8,141,587         $4,974,588
                                  ===========          ===========          ==========         ==========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII
                              GOVERNMENT & AGENCY        DWSII           DWSII
                                   SECURITIES      GROWTH ALLOCATION  HIGH INCOME
                                   SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                   (CLASS B)           (CLASS B)       (CLASS B)
                              -------------------  -----------------  -----------
ASSETS:
   Investments at fair value       $1,496,424         $17,863,295      $4,937,779
                                   ----------         -----------      ----------
         Total Assets               1,496,424          17,863,295       4,937,779
                                   ----------         -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges                   228               2,708             742
      Administrative fees                  18                 221              61
   Due to MetLife Insurance
      Company of Connecticut               --                 --               --
                                   ----------         -----------      ----------
         Total Liabilities                246               2,929             803
                                   ----------         -----------      ----------
NET ASSETS                         $1,496,178         $17,860,366      $4,936,976
                                   ==========         ===========      ==========

                              DWSII INTERNATIONAL    DWSII JANUS         DWSII
                                 SELECT EQUITY     GROWTH & INCOME  LARGE CAP VALUE
                                  SUBACCOUNT          SUBACCOUNT       SUBACCOUNT
                                   (CLASS B)          (CLASS B)        (CLASS B)
                              -------------------  ---------------  ---------------
ASSETS:
   Investments at fair value       $6,359,240         $2,243,087       $3,178,408
                                   ----------         ----------       ----------
         Total Assets               6,359,240          2,243,087        3,178,408
                                   ----------         ----------       ----------
LIABILITIES:
   Other payables
      Insurance charges                   987                347              491
      Administrative fees                  79                 28               40
Due to MetLife Insurance
   Company of Connecticut                  --                 --               --
                                   ----------         ----------       ----------
      Total Liabilities                 1,066                375              531
                                   ----------         ----------       ----------
NET ASSETS                         $6,358,174         $2,242,712       $3,177,877
                                   ==========         ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                   DWSII              DWSII            DWSII          DWSII
                              MID CAP GROWTH  MODERATE ALLOCATION  MONEY MARKET  SMALL CAP GROWTH
                                SUBACCOUNT        SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                 (CLASS B)         (CLASS B)         (CLASS B)       (CLASS B)
                              --------------  -------------------  ------------  ----------------
ASSETS:
   Investments at fair value    $964,295         $17,240,810        $4,766,123     $3,151,441
                                --------         -----------        ----------     ----------
         Total Assets            964,295          17,240,810         4,766,123      3,151,441
                                --------         -----------        ----------     ----------
LIABILITIES:
   Other payables
      Insurance charges              134               2,615               682            501
      Administrative fees             12                 213                59             39
   Due to MetLife Insurance
      Company of Connecticut          --                  --                --             --
                                --------         -----------        ----------     ----------
         Total Liabilities           146               2,828               741            540
                                --------         -----------        ----------     ----------
NET ASSETS                      $964,149         $17,237,982        $4,765,382     $3,150,901
                                ========         ===========        ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                                              DWSII                             FIDELITY VIP                        FTVIPT FRANKLIN
                                 DWSII    TURNER MID CAP     FIDELITY VIP     DYNAMIC CAPITAL      FIDELITY VIP    RISING DIVIDENDS
                              TECHNOLOGY      GROWTH          CONTRAFUND        APPRECIATION         MID CAP          SECURITIES
                              SUBACCOUNT    SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                               (CLASS B)    (CLASS B)     (SERVICE CLASS 2)  (SERVICE CLASS 2)  (SERVICE CLASS 2)      (CLASS 2)
                              ----------  --------------  -----------------  -----------------  -----------------  ----------------
ASSETS:
   Investments at fair value  $1,543,034    $2,585,960       $25,971,107        $1,484,573        $30,671,393        $13,499,890
         Total Assets         ----------    ----------       -----------        ----------        -----------        -----------
                               1,543,034     2,585,960        25,971,107         1,484,573         30,671,393         13,499,890
LIABILITIES:                  ----------    ----------       -----------        ----------        -----------        -----------
   Other payables
      Insurance charges              228           406             3,868               212              4,463              1,965
      Administrative fees             19            32               322                18                381                168
   Due to MetLife Insurance
      Company of Connecticut          --            --                --                --                 --                 --
                              ----------    ----------       -----------        ----------        -----------        -----------
         Total Liabilities           247           438             4,190               230              4,844              2,133
                              ----------    ----------       -----------        ----------        -----------        -----------
NET ASSETS                    $1,542,787    $2,585,522       $25,966,917        $1,484,343        $30,666,549        $13,497,757
                              ==========    ==========       ===========        ==========        ===========        ===========


   The accompanying notes are an integral part of these financial statements.

                               FTVIPT FRANKLIN    FTVIPT TEMPLETON                          JANUS ASPEN
                                SMALL MID-CAP    DEVELOPING MARKETS   FTVIPT TEMPLETON      GLOBAL LIFE
                              GROWTH SECURITIES      SECURITIES      FOREIGN SECURITIES      SCIENCES
                                  SUBACCOUNT         SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                   (CLASS 2)          (CLASS 2)           (CLASS 2)      (SERVICE SHARES)
                              -----------------  ------------------  ------------------  ----------------
ASSETS:
   Investments at fair value      $7,329,984         $17,565,342         $21,789,963         $305,965
                                  ----------         -----------         -----------         --------
         Total Assets              7,329,984          17,565,342          21,789,963          305,965
                                  ----------         -----------         -----------         --------
LIABILITIES:
   Other payables
      Insurance charges                1,032               2,551               3,201               43
      Administrative fees                 91                 216                 269                4
   Due to MetLife Insurance
      Company of Connecticut              --                  --                  --               --
                                  ----------         -----------         -----------         --------
         Total Liabilities             1,123               2,767               3,470               47
                                  ----------         -----------         -----------         --------
NET ASSETS                        $7,328,861         $17,562,575         $21,786,493         $305,918
                                  ==========         ===========         ===========         ========

   The accompanying notes are an integral part of these financial statements.

                                 JANUS ASPEN        JANUS ASPEN          LMPVET             LMPVET          LMPVET        LMPVET
                              GLOBAL TECHNOLOGY  WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH  APPRECIATION  EQUITY INDEX
                                  SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                               (SERVICE SHARES)  (SERVICE SHARES)      (CLASS I)          (CLASS II)       (CLASS I)    (CLASS II)
                              -----------------  ----------------  -----------------  -----------------  ------------  ------------
ASSETS:
   Investments at fair value      $2,856,610         $289,994          $7,205,488         $6,942,448      $1,645,885    $13,109,760
                                  ----------         --------          ----------         ----------      ----------    -----------
         Total Assets              2,856,610          289,994           7,205,488          6,942,448       1,645,885     13,109,760
                                  ----------         --------          ----------         ----------      ----------    -----------
LIABILITIES:
   Other payables
      Insurance charges                  427               43               1,082              1,030             242          1,929
      Administrative fees                 35                4                  90                 86              20            163
   Due to MetLife Insurance
      Company of Connecticut              --               --                  --                 --              --             --
                                  ----------         --------          ----------         ----------      ----------    -----------
         Total Liabilities               462               47               1,172              1,116             262          2,092
                                  ----------         --------          ----------         ----------      ----------    -----------
NET ASSETS                        $2,856,148         $289,947          $7,204,316         $6,941,332      $1,645,623    $13,107,668
                                  ==========         ========          ==========         ==========      ==========    ===========

   The accompanying notes are an integral part of these financial statements.

                                   LMPVET          LMPVET         LMPVET            LMPVET
                              FUNDAMENTAL VALUE   INVESTORS  LARGE CAP GROWTH  SMALL CAP GROWTH
                                  SUBACCOUNT     SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                  (CLASS I)       (CLASS I)      (CLASS I)         (CLASS I)
                              -----------------  ----------  ----------------  ----------------
ASSETS:
   Investments at fair value      $4,590,855     $3,080,115     $2,440,026        $4,921,726
                                  ----------     ----------     ----------        ----------
         Total Assets              4,590,855      3,080,115      2,440,026         4,921,726
                                  ----------     ----------     ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  669            458            368               736
      Administrative fees                 56             38             30                61
   Due to MetLife Insurance
      Company of Connecticut              --             --             --                --
                                  ----------     ----------     ----------        ----------
         Total Liabilities               725            496            398               797
                                  ----------     ----------     ----------        ----------
NET ASSETS                        $4,590,130     $3,079,619     $2,439,628        $4,920,929
                                  ==========     ==========     ==========        ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                      MIST
                                                      LMPVET           LMPVIT     BATTERYMARCH  MIST BLACKROCK  MIST BLACKROCK
                                   LMPVET       CAPITAL AND INCOME   ADJUSTABLE  MID-CAP STOCK    HIGH YIELD    LARGE-CAP CORE
                              SOCIAL AWARENESS      SUBACCOUNT      RATE INCOME    SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                 SUBACCOUNT         (CLASS II)       SUBACCOUNT    (CLASS A)       (CLASS A)       (CLASS E)
                              ----------------  ------------------  -----------  -------------  --------------  --------------
ASSETS:
   Investments at fair value     $1,016,608         $4,785,578       $2,424,118    $5,296,486     $11,726,776     $4,252,489
                                 ----------         ----------       ----------    ----------     -----------     ----------
         Total Assets             1,016,608          4,785,578        2,424,118     5,296,486      11,726,776      4,252,489
                                 ----------         ----------       ----------    ----------     -----------     ----------
LIABILITIES:
   Other payables
      Insurance charges                 143                679              361           764           1,579            658
      Administrative fees                12                 59               30            66             144             53
   Due to MetLife Insurance
      Company of Connecticut             --              3,867               --            --              --             --
                                 ----------         ----------       ----------    ----------     -----------     ----------
         Total Liabilities              155              4,605              391           830           1,723            711
                                 ----------         ----------       ----------    ----------     -----------     ----------
NET ASSETS                       $1,016,453         $4,780,973       $2,423,727    $5,295,656     $11,725,053     $4,251,778
                                 ==========         ==========       ==========    ==========     ===========     ==========

   The accompanying notes are an integral part of these financial statements.

                                                    MIST
                                MIST DREMAN    HARRIS OAKMARK      MIST          MIST
                              SMALL-CAP VALUE  INTERNATIONAL   JANUS FORTY  LAZARD MID-CAP
                                SUBACCOUNT       SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                 (CLASS A)       (CLASS A)      (CLASS A)     (CLASS B)
                              ---------------  --------------  -----------  --------------
ASSETS:
   Investments at fair value      $499,083       $7,221,372    $10,612,239     $430,006
                                  --------       ----------    -----------     --------
         Total Assets              499,083        7,221,372     10,612,239      430,006
                                  --------       ----------    -----------     --------
LIABILITIES:
   Other payables
      Insurance charges                 72            1,090          1,552           62
      Administrative fees                6               89            132            5
   Due to MetLife Insurance
      Company of Connecticut            --               --             --           --
                                  --------       ----------    -----------     --------
         Total Liabilities              78            1,179          1,684           67
                                  --------       ----------    -----------     --------
NET ASSETS                        $499,005       $7,220,193    $10,610,555     $429,939
                                  ========       ==========    ===========     ========

   The accompanying notes are an integral part of these financial statements.

                                      MIST
                              LEGG MASON PARTNERS  MIST LORD ABBETT   MIST LORD ABBETT
                                 MANAGED ASSETS     BOND DEBENTURE   GROWTH AND INCOME
                                   SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                   (CLASS A)           (CLASS A)         (CLASS B)
                              -------------------  ----------------  -----------------
ASSETS:
   Investments at fair value       $4,379,421         $3,988,384        $28,512,995
                                   ----------         ----------        -----------
         Total Assets               4,379,421          3,988,384         28,512,995
                                   ----------         ----------        -----------
LIABILITIES:
   Other payables
      Insurance charges                   654                595              3,742
      Administrative fees                  54                 49                354
   Due to MetLife Insurance
      Company of Connecticut               --                 --                 --
                                   ----------         ----------        -----------
         Total Liabilities                708                644              4,096
                                   ----------         ----------        -----------
NET ASSETS                         $4,378,713         $3,987,740        $28,508,899
                                   ==========         ==========        ===========

                              MIST LORD ABBETT      MIST MET/AIM          MIST MET/AIM
                                MID-CAP VALUE   CAPITAL APPRECIATION  CAPITAL APPRECIATION
                                 SUBACCOUNT          SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)           (CLASS A)             (CLASS E)
                              ----------------  --------------------  --------------------
ASSETS:
   Investments at fair value     $12,279,411         $2,899,011            $6,777,774
                                 -----------         ----------            ----------
         Total Assets             12,279,411          2,899,011             6,777,774
                                 -----------         ----------            ----------
LIABILITIES:
   Other payables
      Insurance charges                1,832                428                   973
      Administrative fees                152                 36                    84
   Due to MetLife Insurance
      Company of Connecticut              --                 --                    --
                                 -----------         ----------            ----------
         Total Liabilities             1,984                464                 1,057
                                 -----------         ----------            ----------
NET ASSETS                       $12,277,427         $2,898,547            $6,776,717
                                 ===========         ==========            ==========

   The accompanying notes are an integral part of these financial statements.

                                                     MIST            MIST
                                MIST MET/AIM     MFS EMERGING    MFS RESEARCH     MIST
                              SMALL CAP GROWTH  MARKETS EQUITY  INTERNATIONAL   MFS VALUE
                                 SUBACCOUNT       SUBACCOUNT      SUBACCOUNT   SUBACCOUNT
                                 (CLASS A)         (CLASS A)      (CLASS B)     (CLASS A)
                              ----------------  --------------  -------------  ----------
ASSETS:
   Investments at fair value      $439,458        $6,019,504      $2,036,191   $9,217,868
                                  --------        ----------      ----------   ----------
         Total Assets              439,458         6,019,504       2,036,191    9,217,868
                                  --------        ----------      ----------   ----------
LIABILITIES:
   Other payables
      Insurance charges                 65               875             292        1,374
      Administrative fees                5                75              25          114
   Due to MetLife Insurance
      Company of Connecticut            --                --              --           --
                                  --------        ----------      ----------   ----------
         Total Liabilities              70               950             317        1,488
                                  --------        ----------      ----------   ----------
NET ASSETS                        $439,388        $6,018,554      $2,035,874   $9,216,380
                                  ========        ==========      ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                                    MIST                MIST               MIST
                              NEUBERGER BERMAN       OPPENHEIMER      PIMCO INFLATION      MIST
                                REAL ESTATE     CAPITAL APPRECIATION  PROTECTED BOND   PIONEER FUND
                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT      SUBACCOUNT
                                 (CLASS A)            (CLASS B)          (CLASS A)      (CLASS A)
                              ----------------  --------------------  ---------------  ------------
ASSETS:
   Investments at fair value     $12,979,313         $6,810,890         $11,978,775     $1,096,201
                                 -----------         ----------         -----------     ----------
         Total Assets             12,979,313          6,810,890          11,978,775      1,096,201
                                 -----------         ----------         -----------     ----------
LIABILITIES:
   Other payables
      Insurance charges                1,851                979               1,745            156
      Administrative fees                158                 84                 147             13
   Due to MetLife Insurance
      Company of Connecticut              --                 --                  --             --
                                 -----------         ----------         -----------     ----------
         Total Liabilities             2,009              1,063               1,892            169
                                 -----------         ----------         -----------     ----------
NET ASSETS                       $12,977,304         $6,809,827         $11,976,883     $1,096,032
                                 ===========         ==========         ===========     ==========

                                     MIST              MIST
                              PIONEER STRATEGIC   THIRD AVENUE
                                   INCOME        SMALL CAP VALUE
                                 SUBACCOUNT        SUBACCOUNT
                                  (CLASS A)         (CLASS B)
                              -----------------  ---------------
ASSETS:
   Investments at fair value      $9,598,429       $23,373,093
                                  ----------       -----------
         Total Assets              9,598,429        23,373,093
                                  ----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                1,400             3,402
      Administrative fees                118               290
   Due to MetLife Insurance
      Company of Connecticut              --                --
                                  ----------       -----------
         Total Liabilities             1,518             3,692
                                  ----------       -----------
NET ASSETS                        $9,596,911       $23,369,401
                                  ==========       ===========

   The accompanying notes are an integral part of these financial statements.

                                MSF BLACKROCK    MSF BLACKROCK  MSF BLACKROCK       MSF
                              AGGRESSIVE GROWTH   BOND INCOME    MONEY MARKET  FI LARGE CAP
                                  SUBACCOUNT      SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                                  (CLASS D)        (CLASS A)      (CLASS A)      (CLASS A)
                              -----------------  -------------  -------------  ------------
ASSETS:
   Investments at fair value      $5,818,822       $8,452,200    $34,542,169    $4,555,852
                                  ----------       ----------    -----------    ----------
         Total Assets              5,818,822        8,452,200     34,542,169     4,555,852
                                  ----------       ----------    -----------    ----------
LIABILITIES:
   Other payables
      Insurance charges                  834            1,225          5,132           688
      Administrative fees                 72              104            426            57
   Due to MetLife Insurance
      Company of Connecticut              --               --             --            --
                                  ----------       ----------    -----------    ----------
         Total Liabilities               906            1,329          5,558           745
                                  ----------       ----------    -----------    ----------
NET ASSETS                        $5,817,916       $8,450,871    $34,536,611    $4,555,107
                                  ==========       ==========    ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                                       MSF METLIFE       MSF METLIFE
                                     MSF             MSF METLIFE       CONSERVATIVE    CONSERVATIVE TO
                              FI VALUE LEADERS  AGGRESSIVE ALLOCATION   ALLOCATION   MODERATE ALLOCATION
                                 SUBACCOUNT           SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                  (CLASS D)           (CLASS B)         (CLASS B)         (CLASS B)
                              ----------------  ---------------------  ------------  -------------------
ASSETS:
   Investments at fair value     $11,078,851          $2,058,480        $2,799,822        $3,940,255
                                 -----------          ----------        ----------        ----------
         Total Assets             11,078,851           2,058,480         2,799,822         3,940,255
                                 -----------          ----------        ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                1,658                 337               447               582
      Administrative fees                137                  25                34                48
   Due to MetLife Insurance
      Company of Connecticut              --                  --                --                --
                                 -----------          ----------        ----------        ----------
         Total Liabilities             1,795                 362               481               630
                                 -----------          ----------        ----------        ----------
NET ASSETS                       $11,077,056          $2,058,118        $2,799,341        $3,939,625
                                 ===========          ==========        ==========        ==========

                                                        MSF METLIFE
                                  MSF METLIFE           MODERATE TO
                              MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                   SUBACCOUNT            SUBACCOUNT
                                   (CLASS B)             (CLASS B)
                              -------------------  ---------------------
ASSETS:
   Investments at fair value      $12,646,298          $6,675,290
                                  -----------          ----------
         Total Assets              12,646,298           6,675,290
                                  -----------          ----------
LIABILITIES:
   Other payables
      Insurance charges                 1,952               1,004
      Administrative fees                 157                  82
   Due to MetLife Insurance
      Company of Connecticut               --                  --
                                  -----------          ----------
         Total Liabilities              2,109               1,086
                                  -----------          ----------
NET ASSETS                        $12,644,189          $6,674,204
                                  ===========          ==========

   The accompanying notes are an integral part of these financial statements.

                                                               MSF              MSF
                                 MSF MFS       MSF MFS     OPPENHEIMER     T. ROWE PRICE
                              TOTAL RETURN  TOTAL RETURN  GLOBAL EQUITY   LARGE CAP GROWTH
                               SUBACCOUNT    SUBACCOUNT    SUBACCOUNT        SUBACCOUNT
                               (CLASS B)      (CLASS F)     (CLASS B)        (CLASS B)
                              ------------  ------------  -------------  -----------------
ASSETS:
   Investments at fair value   $5,485,040    $33,331,699   $33,278,095      $2,730,610
                               ----------    -----------   -----------      ----------
         Total Assets           5,485,040     33,331,699    33,278,095       2,730,610
                               ----------    -----------   -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges               850          4,894         4,888             394
      Administrative fees              68            412           412              34
   Due to MetLife Insurance
      Company of Connecticut           --             --            --              --
                               ----------    -----------   -----------      ----------
         Total Liabilities            918          5,306         5,300             428
                               ----------    -----------   -----------      ----------
NET ASSETS                     $5,484,122    $33,326,393   $33,272,795      $2,730,182
                               ==========    ===========   ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                              MSF WESTERN ASSET
                                  MANAGEMENT           PIMCO VIT            PIONEER
                               U.S. GOVERNMENT        TOTAL RETURN         BOND VCT
                                  SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                                  (CLASS A)      (ADMINISTRATIVE CLASS)   (CLASS II)
                              -----------------  ----------------------  ------------
ASSETS:
   Investments at fair value      $5,929,526           $27,025,149        $9,708,191
                                  ----------           -----------        ----------
         Total Assets              5,929,526            27,025,149         9,708,191
                                  ----------           -----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  767                 3,960             1,396
      Administrative fees                 73                   332               119
   Due to MetLife Insurance
      Company of Connecticut              --                    --                --
                                  ----------           -----------        ----------
         Total Liabilities               840                 4,292             1,515
                                  ----------           -----------        ----------
NET ASSETS                        $5,928,686           $27,020,857        $9,706,676
                                  ==========           ===========        ==========

                                   PIONEER      PIONEER EMERGING       PIONEER
                              CULLEN VALUE VCT     MARKETS VCT    EQUITY INCOME VCT
                                 SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                 (CLASS II)        (CLASS II)         (CLASS II)
                              ----------------  ----------------  -----------------
ASSETS:
   Investments at fair value     $8,261,796        $16,569,716       $12,466,829
                                 ----------        -----------       -----------
         Total Assets             8,261,796         16,569,716        12,466,829
                                 ----------        -----------       -----------
LIABILITIES:
   Other payables
      Insurance charges               1,160              2,383             1,701
      Administrative fees               103                205               155
   Due to MetLife Insurance
      Company of Connecticut             --                 --                --
                                 ----------        -----------       -----------
         Total Liabilities            1,263              2,588             1,856
                                 ----------        -----------       -----------
NET ASSETS                       $8,260,533        $16,567,128       $12,464,973
                                 ==========        ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                                               PIONEER                     PIONEER IBBOTSON
                                 PIONEER       GLOBAL          PIONEER        AGGRESSIVE
                                FUND VCT   HIGH YIELD VCT  HIGH YIELD VCT   ALLOCATION VCT
                               SUBACCOUNT    SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                               (CLASS II)     CLASS II)      (CLASS II)       (CLASS II)
                              -----------  --------------  --------------  ----------------
ASSETS:
   Investments at fair value  $16,553,420    $5,154,571      $13,521,455      $5,526,540
                              -----------    ----------      -----------      ----------
         Total Assets          16,553,420     5,154,571       13,521,455       5,526,540
                              -----------    ----------      -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges             2,454           793            1,908             787
      Administrative fees             206            63              167              68
   Due to MetLife Insurance
      Company of Connecticut           --            --               --              --
                              -----------    ----------      -----------      ----------
         Total Liabilities          2,660           856            2,075             855
                              -----------    ----------      -----------      ----------
NET ASSETS                    $16,550,760    $5,153,715      $13,519,380      $5,525,685
                              ===========    ==========      ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                                                     PIONEER
                              PIONEER IBBOTSON  PIONEER IBBOTSON                       PIONEER                      OAK RIDGE
                                   GROWTH           MODERATE           PIONEER      INTERNATIONAL  PIONEER MID CAP  LARGE CAP
                               ALLOCATION VCT    ALLOCATION VCT   INDEPENDENCE VCT    VALUE VCT       VALUE VCT     GROWTH VCT
                                 SUBACCOUNT        SUBACCOUNT        SUBACCOUNT       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                 (CLASS II)        (CLASS II)        (CLASS II)       (CLASS II)     (CLASS II)     (CLASS II)
                              ----------------  ----------------  ----------------  -------------  ---------------  ----------
ASSETS:
   Investments at fair value    $110,661,932       $56,554,705       $2,297,936       $5,797,434     $11,423,418    $6,041,552
                                ------------       -----------       ----------       ----------     -----------    ----------
         Total Assets            110,661,932        56,554,705        2,297,936        5,797,434      11,423,418     6,041,552
                                ------------       -----------       ----------       ----------     -----------    ----------
LIABILITIES:
   Other payables
      Insurance charges               18,852             9,293              340              829           1,595           885
      Administrative fees              1,367               699               28               72             141            75
   Due to MetLife Insurance
      Company of Connecticut              --                --               --               --              --            --
                                ------------       -----------       ----------       ----------     -----------    ----------
         Total Liabilities            20,219             9,992              368              901           1,736           960
                                ------------       -----------       ----------       ----------     -----------    ----------
NET ASSETS                      $110,641,713       $56,544,713       $2,297,568       $5,796,533     $11,421,682    $6,040,592
                                ============       ===========       ==========       ==========     ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                              PIONEER REAL ESTATE  PIONEER SMALL  PIONEER STRATEGIC  VAN KAMPEN LIT
                                  SHARES VCT       CAP VALUE VCT     INCOME VCT         COMSTOCK
                                  SUBACCOUNT         SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                  (CLASS II)         (CLASS II)       (CLASS II)       (CLASS II)
                              -------------------  -------------  -----------------  --------------
ASSETS:
   Investments at fair value       $7,785,868        $6,895,810      $22,425,511       $12,613,255
                                   ----------        ----------      -----------       -----------
         Total Assets               7,785,868         6,895,810       22,425,511        12,613,255
                                   ----------        ----------      -----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                 1,088               979            3,202             1,865
      Administrative fees                  95                85              276               156
   Due to MetLife Insurance
      Company of Connecticut               --                --               --                --
                                   ----------        ----------      -----------       -----------
         Total Liabilities              1,183             1,064            3,478             2,021
                                   ----------        ----------      -----------       -----------
NET ASSETS                         $7,784,685        $6,894,746      $22,422,033       $12,611,234
                                   ==========        ==========      ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                                   VAN KAMPEN
                                 LIT ENTERPRISE
                              SUBACCOUNT (CLASS II)
                              ---------------------
ASSETS:
   Investments at fair value         $189,891
                                     --------
         Total Assets                 189,891
                                     --------
LIABILITIES:
   Other payables
      Insurance charges                    27
      Administrative fees                   2
   Due to MetLife Insurance
      Company of Connecticut               --
                                     --------
         Total Liabilities                 29
                                     --------
NET ASSETS                           $189,862
                                     ========

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2007

                                             AIM V.I. MID CAP   AIM V.I.   AIM V.I. CAPITAL   ALGER AMERICAN
                                                CORE EQUITY     UTILITIES    APPRECIATION    LEVERAGED ALLCAP
                                                SUBACCOUNT     SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                                (SERIES II)    (SERIES I)   (SERIES II) (a)      (CLASS S)
                                             ----------------  ----------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  1,345       $ 49,273      $       --         $     --
                                                 --------       --------      ----------         --------
EXPENSES:
      Mortality and expense risk
         charges                                   51,418         44,514          33,013           52,511
      Administrative charges                        4,233          3,801           2,823            4,498
                                                 --------       --------      ----------         --------
         Total expenses                            55,651         48,315          35,836           57,009
                                                 --------       --------      ----------         --------
            Net investment income (loss)          (54,306)           958         (35,836)         (57,009)
                                                 --------       --------      ----------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  40,418        127,712              --               --
      Realized gains (losses) on sale of
         investments                               50,016        181,290       1,270,367          139,677
                                                 --------       --------      ----------         --------
            Net realized gains (losses)            90,434        309,002       1,270,367          139,677
                                                 --------       --------      ----------         --------
      Change in unrealized gains (losses)
         on investments                           156,099        104,574        (860,370)         669,548
                                                 --------       --------      ----------         --------
      Net increase (decrease) in net assets
         resulting from operations               $192,227       $414,534      $  374,161         $752,216
                                                 ========       ========      ==========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             AMERICAN FUNDS  AMERICAN FUNDS  AMERICAN FUNDS
                                              GLOBAL GROWTH   GROWTH-INCOME      GROWTH
                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                (CLASS 2)       (CLASS 2)       (CLASS 2)
                                             --------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                $  622,675     $  705,051       $  433,751
                                               ----------     ----------       ----------
EXPENSES:
      Mortality and expense risk
         charges                                  413,178        878,208        1,035,266
      Administrative charges                       34,228         71,925           85,828
                                               ----------     ----------       ----------
         Total expenses                           447,406        950,133        1,121,094
                                               ----------     ----------       ----------
            Net investment income (loss)          175,269       (245,082)        (687,343)
                                               ----------     ----------       ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 934,214      1,569,583        3,895,771
      Realized gains (losses) on sale of
         investments                              680,919      1,016,429        1,761,503
                                               ----------     ----------       ----------
            Net realized gains (losses)         1,615,133      2,586,012        5,657,274
                                               ----------     ----------       ----------
      Change in unrealized gains (losses)
         on investments                           854,120       (842,340)         552,156
                                               ----------     ----------       ----------
      Net increase (decrease) in net assets
         resulting from operations             $2,644,522     $1,498,590       $5,522,087
                                               ==========     ==========       ==========

                                              CREDIT SUISSE                        DREYFUS MIDCAP
                                             TRUST EMERGING  CREDIT SUISSE TRUST        STOCK
                                                 MARKETS       GLOBAL SMALL CAP      SUBACCOUNT
                                             SUBACCOUNT (a)      SUBACCOUNT       (SERVICE SHARES)
                                             --------------  -------------------  ----------------
INVESTMENT INCOME:
      Dividends                               $        --         $     --           $  15,504
                                              -----------         --------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                   27,846           14,625              91,534
      Administrative charges                        2,331            1,197               7,658
                                              -----------         --------           ---------
         Total expenses                            30,177           15,822              99,192
                                              -----------         --------           ---------
            Net investment income (loss)          (30,177)         (15,822)            (83,688)
                                              -----------         --------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --               --             606,080
      Realized gains (losses) on sale of
         investments                            1,976,912           66,303              (8,117)
                                              -----------         --------           ---------
            Net realized gains (losses)         1,976,912           66,303             597,963
                                              -----------         --------           ---------
      Change in unrealized gains (losses)
         on investments                        (1,764,857)         (96,614)           (513,759)
                                              -----------         --------           ---------
      Net increase (decrease) in net assets
         resulting from operations            $   181,878         $(46,133)          $     516
                                              ===========         ========           =========

   The accompanying notes are an integral part of these financial statements.

                                              DREYFUS SOCIALLY      DREYFUS VIF       DREYFUS VIF          DWS VIT
                                             RESPONSIBLE GROWTH    APPRECIATION    DEVELOPING LEADERS  EQUITY 500 INDEX
                                                 SUBACCOUNT         SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                              (SERVICE SHARES)   (INITIAL SHARES)   (INITIAL SHARES)      (CLASS B)
                                             ------------------  ----------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                    $   779           $ 38,516         $    61,518         $ 59,456
                                                   -------           --------         -----------         --------
EXPENSES:
      Mortality and expense risk
         charges                                     5,256             44,024             150,099           94,485
      Administrative charges                           427              3,699              12,336            7,850
                                                   -------           --------         -----------         --------
         Total expenses                              5,683             47,723             162,435          102,335
                                                   -------           --------         -----------         --------
            Net investment income (loss)            (4,904)            (9,207)           (100,917)         (42,879)
                                                   -------           --------         -----------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                 --           1,075,555               --
      Realized gains (losses) on sale of
         investments                                 9,041             66,377             (73,226)         162,027
                                                   -------           --------         -----------         --------
            Net realized gains (losses)              9,041             66,377           1,002,329          162,027
                                                   -------           --------         -----------         --------
      Change in unrealized gains (losses)
         on investments                             11,045             66,542          (1,967,078)          44,325
                                                   -------           --------         -----------         --------
      Net increase (decrease) in net assets
         resulting from operations                 $15,182           $123,712         $(1,065,666)        $163,473
                                                   =======           ========         ===========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 DWS VIT RREEF                DWSI            DWSII
                                             REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES   BALANCED
                                                   SUBACCOUNT             SUBACCOUNT       SUBACCOUNT
                                                   (CLASS B)               (CLASS B)        (CLASS B)
                                             ----------------------  --------------------  ----------
INVESTMENT INCOME:
      Dividends                                   $    52,812              $  35,463        $115,799
                                                  -----------              ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                      111,958                 65,714          72,813
      Administrative charges                            9,186                  5,337           5,843
                                                  -----------              ---------        --------
         Total expenses                               121,144                 71,051          78,656
                                                  -----------              ---------        --------
            Net investment income (loss)              (68,332)               (35,588)         37,143
                                                  -----------              ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     910,579                244,883              --
      Realized gains (losses) on sale of
         investments                                  201,550                155,433          65,476
                                                  -----------              ---------        --------
            Net realized gains (losses)             1,112,129                400,316          65,476
                                                  -----------              ---------        --------
      Change in unrealized gains (losses)
         on investments                            (2,174,650)              (143,574)         (6,068)
                                                  -----------              ---------        --------
      Net increase (decrease) in net assets
         resulting from operations                $(1,130,853)             $ 221,154        $ 96,551
                                                  ===========              =========        ========

                                                DWSI          DWSI             DWSI
                                                BOND     CAPITAL GROWTH  GROWTH & INCOME
                                             SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                                              (CLASS B)     (CLASS B)       (CLASS B)

                                             ----------  --------------  ---------------
INVESTMENT INCOME:
      Dividends                               $ 35,835     $  20,182       $  58,130
                                              --------     ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                 9,821       145,214         129,624
      Administrative charges                       854        11,834           9,980
                                              --------     ---------       ---------
         Total expenses                         10,675       157,048         139,604
                                              --------     ---------       ---------
            Net investment income (loss)        25,160      (136,866)        (81,474)
                                              --------     ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --            --          91,145
      Realized gains (losses) on sale of
         investments                           (18,577)      227,802         130,451
                                              --------     ---------       ---------
            Net realized gains (losses)        (18,577)      227,802         221,596
                                              --------     ---------       ---------
      Change in unrealized gains (losses)
         on investments                         (7,337)      646,315        (193,561)
                                              --------     ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations            $   (754)    $ 737,251       $ (53,439)
                                              ========     =========       =========

   The accompanying notes are an integral part of these financial statements.

                                                DWSI          DWSII            DWSII          DWSII
                                             HEALTH CARE  INTERNATIONAL  STRATEGIC INCOME   BLUE CHIP
                                             SUBACCOUNT     SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
                                              (CLASS B)     (CLASS B)        (CLASS B)      (CLASS B)
                                             -----------  -------------  ----------------  ----------
INVESTMENT INCOME:
      Dividends                               $     --      $112,675         $291,880       $  41,090
                                              --------      --------         --------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                52,635       107,724           92,930         109,305
      Administrative charges                     4,236         8,472            7,537           9,063
                                              --------      --------         --------       ---------
         Total expenses                         56,871       116,196          100,467         118,368
                                              --------      --------         --------       ---------
            Net investment income (loss)       (56,871)       (3,521)         191,413         (77,278)
                                              --------      --------         --------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions              170,485            --               --         678,183
      Realized gains (losses) on sale of
         investments                            62,968       176,045            7,506         109,032
                                              --------      --------         --------       ---------
            Net realized gains (losses)        233,453       176,045            7,506         787,215
                                              --------      --------         --------       ---------
      Change in unrealized gains (losses)
         on investments                        103,781       448,543          (49,877)       (592,261)
                                              --------      --------         --------       ---------
      Net increase (decrease) in net assets
           resulting from operations          $280,363      $621,067         $149,042       $ 117,676
                                              ========      ========         ========       =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                             DWSII CONSERVATIVE        DWSII               DWSII
                                                 ALLOCATION      CORE FIXED INCOME  DAVIS VENTURE VALUE
                                                 SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                                 (CLASS B)           (CLASS B)           (CLASS B)
                                             ------------------  -----------------  -------------------
INVESTMENT INCOME:
      Dividends                                  $ 227,018           $249,050             $  32,127
                                                 ---------           --------             ---------
EXPENSES:
      Mortality and expense risk
         charges                                   207,619            117,038               186,563
      Administrative charges                        17,132              9,741                15,142
                                                 ---------           --------             ---------
         Total expenses                            224,751            126,779               201,705
                                                 ---------           --------             ---------
            Net investment income (loss)             2,267            122,271              (169,578)
                                                 ---------           --------             ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  306,559                 --               124,347
      Realized gains (losses) on sale of
         investments                                93,163             (1,675)              258,201
                                                 ---------           --------             ---------
            Net realized gains (losses)            399,722             (1,675)              382,548
                                                 ---------           --------             ---------
      Change in unrealized gains (losses)
         on investments                           (108,886)            (7,065)              (15,321)
                                                 ---------           --------             ---------
      Net increase (decrease) in net assets
         resulting from operations               $ 293,103           $113,531             $ 197,649
                                                 =========           ========             =========

                                                                 DWSII DREMAN
                                                DWSII DREMAN     SMALL MID CAP       DWSII
                                             HIGH RETURN EQUITY      VALUE      GLOBAL THEMATIC
                                                 SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                 (CLASS B)         (CLASS B)       (CLASS B)
                                             ------------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $   199,182       $    53,504      $  11,450
                                                -----------       -----------      ---------
EXPENSES:
      Mortality and expense risk
         charges                                    334,160           164,026         88,046
      Administrative charges                         28,301            13,584          7,251
                                                -----------       -----------      ---------
         Total expenses                             362,461           177,610         95,297
                                                -----------       -----------      ---------
            Net investment income (loss)           (163,279)         (124,106)       (83,847)
                                                -----------       -----------      ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   157,885         1,283,824        654,590
      Realized gains (losses) on sale of
         investments                                363,967           222,419        171,518
                                                -----------       -----------      ---------
            Net realized gains (losses)             521,852         1,506,243        826,108
                                                -----------       -----------      ---------
      Change in unrealized gains (losses)
         on investments                          (1,081,781)       (1,276,884)      (595,507)
                                                -----------       -----------      ---------
      Net increase (decrease) in net assets
         resulting from operations              $  (723,208)      $   105,253      $ 146,754
                                                ===========       ===========      =========

   The accompanying notes are an integral part of these financial statements.

                                                    DWSII
                                             GOVERNMENT & AGENCY        DWSII           DWSII     DWSII INTERNATIONAL
                                                 SECURITIES       GROWTH ALLOCATION  HIGH INCOME     SELECT EQUITY
                                                 SUBACCOUNT           SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)           (CLASS B)       (CLASS B)        (CLASS B)
                                             -------------------  -----------------  -----------  -------------------
INVESTMENT INCOME:
      Dividends                                    $ 75,954           $  364,592      $ 408,130         $120,555
                                                   --------           ----------      ---------         --------
EXPENSES:
      Mortality and expense risk
         charges                                     32,482              341,589         98,619          107,422
      Administrative charges                          2,745               27,862          8,206            8,408
                                                   --------           ----------      ---------         --------
         Total expenses                              35,227              369,451        106,825          115,830
                                                   --------           ----------      ---------         --------
            Net investment income (loss)             40,727               (4,859)       301,305            4,725
                                                   --------           ----------      ---------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --              930,469             --          484,245
      Realized gains (losses) on sale of
         investments                                (21,291)             281,044        (43,617)         229,167
                                                   --------           ----------      ---------         --------
            Net realized gains (losses)             (21,291)           1,211,513        (43,617)         713,412
                                                   --------           ----------      ---------         --------
      Change in unrealized gains (losses)
         on investments                              36,490             (561,650)      (347,996)         (41,110)
                                                   --------           ----------      ---------         --------
      Net increase (decrease) in net assets
         resulting from operations                 $ 55,926           $  645,004      $ (90,308)        $677,027
                                                   ========           ==========      =========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                               DWSII JANUS         DWSII            DWSII
                                             GROWTH & INCOME  LARGE CAP VALUE  MID CAP GROWTH
                                               SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                                (CLASS B)        (CLASS B)        (CLASS B)
                                             ---------------  ---------------  --------------
INVESTMENT INCOME:
      Dividends                                 $   4,797        $  37,985        $      --
                                                ---------        ---------        ---------
EXPENSES:
      Mortality and expense risk
         charges                                   43,298           54,768           15,358
      Administrative charges                        3,467            4,386            1,335
                                                ---------        ---------        ---------
         Total expenses                            46,765           59,154           16,693
                                                ---------        ---------        ---------
            Net investment income (loss)          (41,968)         (21,169)         (16,693)
                                                ---------        ---------        ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --          100,919               --
      Realized gains (losses) on sale of
         investments                               99,507           78,336           72,947
                                                ---------        ---------        ---------
            Net realized gains (losses)            99,507          179,255           72,947
                                                ---------        ---------        ---------
      Change in unrealized gains (losses)
         on investments                            35,667          137,069          (10,600)
                                                ---------        ---------        ---------
      Net increase (decrease) in net assets
         resulting from operations              $  93,206        $ 295,155        $  45,654
                                                =========        =========        =========

                                                    DWSII            DWSII            DWSII
                                             MODERATE ALLOCATION  MONEY MARKET  SMALL CAP GROWTH
                                                 SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)        (CLASS B)        (CLASS B)
                                             -------------------  ------------  ----------------
INVESTMENT INCOME:
      Dividends                                   $ 390,433         $ 235,473       $      --
                                                  ---------         ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                    324,843            93,444          59,944
      Administrative charges                         26,424             8,034           4,666
                                                  ---------         ---------       ---------
         Total expenses                             351,267           101,478          64,610
                                                  ---------         ---------       ---------
            Net investment income (loss)             39,166           133,995         (64,610)
                                                  ---------         ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   646,027                --              --
      Realized gains (losses) on sale of
         investments                                214,308                --         104,459
                                                  ---------         ---------       ---------
            Net realized gains (losses)             860,335                --         104,459
                                                  ---------         ---------       ---------
      Change in unrealized gains (losses)
         on investments                            (360,839)               --          61,972
                                                  ---------         ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 538,662         $ 133,995       $ 101,821
                                                  =========         =========       =========

   The accompanying notes are an integral part of these financial statements.

                                                              DWSII                           FIDELITY VIP
                                               DWSII     TURNER MID CAP     FIDELITY VIP     DYNAMIC CAPITAL
                                             TECHNOLOGY      GROWTH          CONTRAFUND       APPRECIATION
                                             SUBACCOUNT    SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                             (CLASS B)      (CLASS B)    (SERVICE CLASS 2)  (SERVICE CLASS 2)
                                             ----------  --------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                               $     --      $     --        $   184,895         $   1,784
                                              --------      --------        -----------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                22,601        43,926            426,787            29,735
      Administrative charges                     1,816         3,447             35,656             2,563
                                              --------      --------        -----------         ---------
         Total expenses                         24,417        47,373            462,443            32,298
                                              --------      --------        -----------         ---------
            Net investment income (loss)       (24,417)      (47,373)          (277,548)          (30,514)
                                              --------      --------        -----------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --       190,548          6,319,085           169,566
      Realized gains (losses) on sale of
         investments                            37,650        61,794            393,163           107,119
                                              --------      --------        -----------         ---------
            Net realized gains (losses)         37,650       252,342          6,712,248           276,685
                                              --------      --------        -----------         ---------
      Change in unrealized gains (losses)
         on investments                         71,963       260,457         (3,121,266)         (154,341)
                                              --------      --------        -----------         ---------
      Net increase (decrease) in net assets
         resulting from operations            $ 85,196      $465,426        $ 3,313,434         $  91,830
                                              ========      ========        ===========         =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                FTVIPT FRANKLIN    FTVIPT FRANKLIN
                                               FIDELITY VIP     RISING DIVIDENDS    SMALL MID-CAP
                                                  MID CAP          SECURITIES     GROWTH SECURITIES
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                             (SERVICE CLASS 2)     (CLASS 2)          (CLASS 2)
                                             -----------------  ----------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $  147,700        $   356,462         $      --
                                                ----------        -----------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                   523,783            261,250           105,188
      Administrative charges                        44,794             22,373             9,099
                                                ----------        -----------         ---------
         Total expenses                            568,577            283,623           114,287
                                                ----------        -----------         ---------
            Net investment income (loss)          (420,877)            72,839          (114,287)
                                                ----------        -----------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                2,678,617            218,633           399,100
      Realized gains (losses) on sale of
         investments                               407,638            309,869           157,122
                                                ----------        -----------         ---------
            Net realized gains (losses)          3,086,255            528,502           556,222
                                                ----------        -----------         ---------
      Change in unrealized gains (losses)
         on investments                            973,936         (1,279,780)          (13,503)
                                                ----------        -----------         ---------
      Net increase (decrease) in net assets
         resulting from operations              $3,639,314        $  (678,439)        $ 428,432
                                                ==========        ===========         =========
                                              FTVIPT TEMPLETON                         JANUS ASPEN
                                             DEVELOPING MARKETS   FTVIPT TEMPLETON     GLOBAL LIFE
                                                 SECURITIES      FOREIGN SECURITIES      SCIENCES
                                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                                 (CLASS 2)            (CLASS 2)      (SERVICE SHARES)
                                             ------------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  340,975          $  428,228          $    --
                                                 ----------          ----------          -------
EXPENSES:
      Mortality and expense risk
         charges                                    274,050             382,492            4,353
      Administrative charges                         23,275              32,091              360
                                                 ----------          ----------          -------
         Total expenses                             297,325             414,583            4,713
                                                 ----------          ----------          -------
            Net investment income (loss)             43,650              13,645           (4,713)
                                                 ----------          ----------          -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 1,171,637             976,737               --
      Realized gains (losses) on sale of
         investments                              1,097,532             818,125           14,564
                                                 ----------          ----------          -------
            Net realized gains (losses)           2,269,169           1,794,862           14,564
                                                 ----------          ----------          -------
      Change in unrealized gains (losses)
         on investments                           1,263,051             802,529           32,755
                                                 ----------          ----------          -------
      Net increase (decrease) in net assets
         resulting from operations               $3,575,870          $2,611,036          $42,606
                                                 ==========          ==========          =======

   The accompanying notes are an integral part of these financial statements.

                                                JANUS ASPEN        JANUS ASPEN          LMPVET             LMPVET
                                             GLOBAL TECHNOLOGY  WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                                                 SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                              (SERVICE SHARES)  (SERVICE SHARES)    (CLASS I) (b)      (CLASS II) (b)
                                             -----------------  ----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                   $  9,073           $ 1,506          $      --          $      --
                                                  --------           -------          ---------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                    25,208             4,717             96,064             86,905
      Administrative charges                         2,087               394              7,961              7,277
                                                  --------           -------          ---------          ---------
         Total expenses                             27,295             5,111            104,025             94,182
                                                  --------           -------          ---------          ---------
            Net investment income (loss)           (18,222)           (3,605)          (104,025)           (94,182)
                                                  --------           -------          ---------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                --             41,475             39,796
      Realized gains (losses) on sale of
         investments                                19,478             9,782            (13,865)           (10,293)
                                                  --------           -------          ---------          ---------
            Net realized gains (losses)             19,478             9,782             27,610             29,503
                                                  --------           -------          ---------          ---------
      Change in unrealized gains (losses)
         on investments                            230,422            10,593           (293,058)          (287,503)
                                                  --------           -------          ---------          ---------
      Net increase (decrease) in net assets
         resulting from operations                $231,678           $16,770          $(369,473)         $(352,182)
                                                  ========           =======          =========          =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 LMPVET        LMPVET           LMPVET
                                              APPRECIATION  EQUITY INDEX  FUNDAMENTAL VALUE
                                               SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                                             (CLASS I) (b)   (CLASS II)     (CLASS I) (b)
                                             -------------  ------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $ 17,535      $ 211,924       $  57,471
                                                --------      ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                  20,647        240,413          57,079
      Administrative charges                       1,757         20,294           4,857
                                                --------      ---------       ---------
         Total expenses                           22,404        260,707          61,936
                                                --------      ---------       ---------
            Net investment income (loss)          (4,869)       (48,783)         (4,465)
                                                --------      ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                135,727        612,599         224,186
      Realized gains (losses) on sale of
         investments                               3,552        281,850          (3,203)
                                                --------      ---------       ---------
            Net realized gains (losses)          139,279        894,449         220,983
                                                --------      ---------       ---------
      Change in unrealized gains (losses)
         on investments                          (89,742)      (450,289)       (471,368)
                                                --------      ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations              $ 44,668      $ 395,377       $(254,850)
                                                ========      =========       =========

                                               LMPVET         LMPVET            LMPVET
                                              INVESTORS  LARGE CAP GROWTH  SMALL CAP GROWTH
                                             SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                              (CLASS I)    (CLASS I) (b)       (CLASS I)
                                             ----------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                               $ 39,313       $  1,036          $     --
                                              --------       --------          --------
EXPENSES:
      Mortality and expense risk
         charges                                57,237         31,224            90,607
      Administrative charges                     4,766          2,579             7,534
                                              --------       --------          --------
         Total expenses                         62,003         33,803            98,141
                                              --------       --------          --------
            Net investment income (loss)       (22,690)       (32,767)          (98,141)
                                              --------       --------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               83,520             --           342,461
      Realized gains (losses) on sale of
         investments                            43,129          2,557            99,374
                                              --------       --------          --------
            Net realized gains (losses)        126,649          2,557           441,835
                                              --------       --------          --------
      Change in unrealized gains (losses)
         on investments                        (40,968)        11,416            42,975
                                              --------       --------          --------
      Net increase (decrease) in net assets
         resulting from operations            $ 62,991       $(18,794)         $386,669
                                              ========       ========          ========

   The accompanying notes are an integral part of these financial statements.

                                                                  LMPVPI          LMPVPI           LMPVPII
                                                  LMPVET          ALL CAP        ALL CAP      GROWTH AND INCOME
                                             SOCIAL AWARENESS   SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                                SUBACCOUNT     (CLASS I) (a)  (CLASS II) (a)    (CLASS I) (a)
                                             ----------------  -------------  --------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $ 13,570        $  13,293       $     91         $     980
                                                 --------        ---------       --------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                   16,636           25,605          1,238             9,370
      Administrative charges                        1,455            2,172            111               793
                                                 --------        ---------       --------         ---------
         Total expenses                            18,091           27,777          1,349            10,163
                                                 --------        ---------       --------         ---------
            Net investment income (loss)           (4,521)         (14,484)        (1,258)           (9,183)
                                                 --------        ---------       --------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 157,381          230,450         12,520            70,393
      Realized gains (losses) on sale of
         investments                                4,474          760,038         11,533           278,292
                                                 --------        ---------       --------         ---------
            Net realized gains (losses)           161,855          990,488         24,053           348,685
                                                 --------        ---------       --------         ---------
      Change in unrealized gains (losses)
         on investments                           (74,669)        (760,158)       (11,222)         (267,009)
                                                 --------        ---------       --------         ---------
      Net increase (decrease) in net assets
         resulting from operations               $ 82,665        $ 215,846       $ 11,573         $  72,493
                                                 ========        =========       ========         =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                  LMPVPI             LMPVPII           LMPVPII
                                             LARGE CAP GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                              (CLASS I) (a)      (CLASS I) (a)      (CLASS II) (a)
                                             ----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $      --        $        --        $        --
                                                 ---------        -----------        -----------
EXPENSES:
      Mortality and expense risk
         charges                                    15,165             48,946             39,785
      Administrative charges                         1,246              4,051              3,346
                                                 ---------        -----------        -----------
         Total expenses                             16,411             52,997             43,131
                                                 ---------        -----------        -----------
            Net investment income (loss)           (16,411)           (52,997)           (43,131)
                                                 ---------        -----------        -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --             21,243             17,943
      Realized gains (losses) on sale of
         investments                               393,380          1,905,882          1,410,393
                                                 ---------        -----------        -----------
            Net realized gains (losses)            393,380          1,927,125          1,428,336
                                                 ---------        -----------        -----------
      Change in unrealized gains (losses)
         on investments                           (271,145)        (1,587,920)        (1,154,276)
                                                 ---------        -----------        -----------
      Net increase (decrease) in net assets
         resulting from operations               $ 105,824        $   286,208        $   230,929
                                                 =========        ===========        ===========

                                                   LMPVET           LMPVIT        LMPVPI
                                             CAPITAL AND INCOME   ADJUSTABLE   TOTAL RETURN
                                                 SUBACCOUNT      RATE INCOME    SUBACCOUNT
                                               (CLASS II) (b)     SUBACCOUNT  (CLASS II) (a)
                                             ------------------  -----------  --------------
INVESTMENT INCOME:
      Dividends                                  $  57,286         $117,161     $  25,178
                                                 ---------         --------     ---------
EXPENSES:
      Mortality and expense risk
         charges                                    54,464           48,832        24,170
      Administrative charges                         4,760            4,041         2,121
                                                 ---------         --------     ---------
         Total expenses                             59,224           52,873        26,291
                                                 ---------         --------     ---------
            Net investment income (loss)            (1,938)          64,288        (1,113)
                                                 ---------         --------     ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  762,235               --        28,496
      Realized gains (losses) on sale of
         investments                                 3,366           (1,954)      394,209
                                                 ---------         --------     ---------
            Net realized gains (losses)            765,601           (1,954)      422,705
                                                 ---------         --------     ---------
      Change in unrealized gains (losses)
         on investments                           (770,491)         (72,946)     (299,259)
                                                 ---------         --------     ---------
      Net increase (decrease) in net assets
         resulting from operations               $  (6,828)        $(10,612)    $ 122,333
                                                 =========         ========     =========

   The accompanying notes are an integral part of these financial statements.

                                                                                   MIST
                                                LORD ABBETT      LORD ABBETT    BATTERYMARCH   MIST BLACKROCK
                                             GROWTH AND INCOME  MID-CAP VALUE  MID-CAP STOCK     HIGH YIELD
                                                SUBACCOUNT        SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                               (CLASS VC)(a)    (CLASS VC)(a)    (CLASS A)       (CLASS A)
                                             -----------------  -------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $        --       $       --     $  17,393       $ 545,775
                                                -----------       ----------     ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                     89,218           77,616        96,681         167,735
      Administrative charges                          7,214            6,436         8,350          15,128
                                                -----------       ----------     ---------       ---------
         Total expenses                              96,432           84,052       105,031         182,863
                                                -----------       ----------     ---------       ---------
            Net investment income (loss)            (96,432)         (84,052)      (87,638)        362,912
                                                -----------       ----------     ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --               --       693,497              --
      Realized gains (losses) on sale of
         investments                              2,133,663        2,182,490       (20,610)         (4,093)
                                                -----------       ----------     ---------       ---------
            Net realized gains (losses)           2,133,663        2,182,490       672,887          (4,093)
                                                -----------       ----------     ---------       ---------
      Change in unrealized gains (losses)
         on investments                          (1,472,754)        (801,611)     (362,707)       (523,685)
                                                -----------       ----------     ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations              $   564,477       $1,296,827     $ 222,542       $(164,866)
                                                ===========       ==========     =========       =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             MIST BLACKROCK  MIST BLACKROCK    MIST DREMAN
                                             LARGE-CAP CORE  LARGE-CAP CORE  SMALL-CAP VALUE
                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                              (CLASS E)(b)    (CLASS A)(a)      (CLASS A)
                                             --------------  --------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $     --        $  34,038        $     --
                                                --------        ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                  58,198           29,208           9,161
      Administrative charges                       4,695            2,362             783
                                                --------        ---------        --------
         Total expenses                           62,893           31,570           9,944
                                                --------        ---------        --------
            Net investment income (loss)         (62,893)           2,468          (9,944)
                                                --------        ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --          296,540           2,763
      Realized gains (losses) on sale of
         investments                              15,733          252,749          12,236
                                                --------        ---------        --------
            Net realized gains (losses)           15,733          549,289          14,999
                                                --------        ---------        --------
      Change in unrealized gains (losses)
         on investments                           38,779         (323,399)        (23,082)
                                                --------        ---------        --------
      Net increase (decrease) in net assets
         resulting from operations              $ (8,381)       $ 228,358        $(18,027)
                                                ========        =========        ========

                                                  MIST
                                             HARRIS OAKMARK      MIST            MIST
                                              INTERNATIONAL  JANUS FORTY   LAZARD MID-CAP
                                               SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                               (CLASS A)       (CLASS A)    (CLASS B)(b)
                                             --------------  ------------  --------------
INVESTMENT INCOME:
      Dividends                                 $  71,730     $   15,083       $    --
                                                ---------     ----------       --------
EXPENSES:
      Mortality and expense risk
         charges                                  136,748        159,348          5,637
      Administrative charges                       11,361         13,486            482
                                                ---------     ----------       --------
         Total expenses                           148,109        172,834          6,119
                                                ---------     ----------       --------
            Net investment income (loss)          (76,379)      (157,751)        (6,119)
                                                ---------     ----------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 615,472      1,450,374             --
      Realized gains (losses) on sale of
         investments                               79,383         24,950         (1,201)
                                                ---------     ----------       --------
            Net realized gains (losses)           694,855      1,475,324         (1,201)
                                                ---------     ----------       --------
      Change in unrealized gains (losses)
         on investments                          (855,323)       957,135        (54,598)
                                                ---------     ----------       --------
      Net increase (decrease) in net assets
         resulting from operations              $(236,847)    $2,274,708       $(61,918)
                                                =========     ==========       ========

   The accompanying notes are an integral part of these financial statements.

                                                    MIST
                                             LEGG MASON PARTNERS  MIST LORD ABBETT   MIST LORD ABBETT  MIST LORD ABBETT
                                                MANAGED ASSETS     BOND DEBENTURE   GROWTH AND INCOME    MID-CAP VALUE
                                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                                  (CLASS A)           (CLASS A)         (CLASS B)          (CLASS B)
                                             -------------------  ----------------  -----------------  ----------------
INVESTMENT INCOME:
      Dividends                                   $ 104,641           $231,242          $ 135,508         $     2,472
                                                  ---------           --------          ---------         -----------
EXPENSES:
      Mortality and expense risk
         charges                                     79,461             75,371            404,296             168,017
      Administrative charges                          6,587              6,212             38,255              13,957
                                                  ---------           --------          ---------         -----------
         Total expenses                              86,048             81,583            442,551             181,974
                                                  ---------           --------          ---------         -----------
            Net investment income (loss)             18,593            149,659           (307,043)           (179,502)
                                                  ---------           --------          ---------         -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   367,837              5,333            696,294              52,109
      Realized gains (losses) on sale of
         investments                                  9,421             49,072            142,939             (85,461)
                                                  ---------           --------          ---------         -----------
            Net realized gains (losses)             377,258             54,405            839,233             (33,352)
                                                  ---------           --------          ---------         -----------
      Change in unrealized gains (losses)
         on investments                            (213,538)            (8,594)          (502,781)         (1,251,102)
                                                  ---------           --------          ---------         -----------
      Net increase (decrease) in net assets
         resulting from operations                $ 182,313           $195,470          $  29,409         $(1,463,956)
                                                  =========           ========          =========         ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 MIST MET/AIM          MIST MET/AIM        MIST MET/AIM
                                             CAPITAL APPRECIATION  CAPITAL APPRECIATION  SMALL CAP GROWTH
                                                  SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                                  (CLASS A)           (CLASS E) (b)          (CLASS A)
                                             --------------------  --------------------  ----------------
INVESTMENT INCOME:
      Dividends                                    $  2,566              $     --             $    --
                                                   --------              --------             -------
EXPENSES:
      Mortality and expense risk
         charges                                     51,509                78,651               5,904
      Administrative charges                          4,336                 6,764                 495
                                                   --------              --------             -------
         Total expenses                              55,845                85,415               6,399
                                                   --------              --------             -------
            Net investment income (loss)            (53,279)              (85,415)             (6,399)
                                                   --------              --------             -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     7,044                    --               2,839
      Realized gains (losses) on sale of
         investments                                (11,136)               10,334               6,043
                                                   --------              --------             -------
            Net realized gains (losses)              (4,092)               10,334               8,882
                                                   --------              --------             -------
      Change in unrealized gains (losses)
         on investments                             324,540               254,599               6,763
                                                   --------              --------             -------
      Net increase (decrease) in net assets
         resulting from operations                 $267,169              $179,518             $ 9,246
                                                   ========              ========             =======

                                                  MIST            MIST
                                              MFS EMERGING    MFS RESEARCH     MIST
                                             MARKETS EQUITY  INTERNATIONAL   MFS VALUE
                                               SUBACCOUNT      SUBACCOUNT   SUBACCOUNT
                                              (CLASS A) (b)  (CLASS B) (b)   (CLASS A)
                                             --------------  -------------  ----------
INVESTMENT INCOME:
      Dividends                                $       --       $     --    $      56
                                               ----------       --------    ---------
EXPENSES:
      Mortality and expense risk
         charges                                   65,182         13,522      160,783
      Administrative charges                        5,509          1,202       13,424
                                               ----------       --------    ---------
         Total expenses                            70,691         14,724      174,207
                                               ----------       --------    ---------
            Net investment income (loss)          (70,691)       (14,724)    (174,151)
                                               ----------       --------    ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --             --      167,300
      Realized gains (losses) on sale of
         investments                              108,210          2,006      105,009
                                               ----------       --------    ---------
            Net realized gains (losses)           108,210          2,006      272,309
                                               ----------       --------    ---------
      Change in unrealized gains (losses)
         on investments                         1,139,133         65,605      358,674
                                               ----------       --------    ---------
      Net increase (decrease) in net assets
         resulting from operations             $1,176,652       $ 52,887    $ 456,832
                                               ==========       ========    =========

   The accompanying notes are an integral part of these financial statements.

                                                   MIST                MIST               MIST
                                             NEUBERGER BERMAN      OPPENHEIMER       PIMCO INFLATION      MIST
                                               REAL ESTATE     CAPITAL APPRECIATION  PROTECTED BOND   PIONEER FUND
                                                SUBACCOUNT          SUBACCOUNT         SUBACCOUNT      SUBACCOUNT
                                                (CLASS A)           (CLASS B)         (CLASS A) (b)     (CLASS A)
                                             ----------------  --------------------  ---------------  ------------
INVESTMENT INCOME:
      Dividends                                $   173,503           $      --          $      --       $ 12,448
                                               -----------           ---------          ---------       --------
EXPENSES:
      Mortality and expense risk
         charges                                   278,512             107,485            138,961         24,161
      Administrative charges                        23,947               9,276             11,733          2,073
                                               -----------           ---------          ---------       --------
         Total expenses                            302,459             116,761            150,694         26,234
                                               -----------           ---------          ---------       --------
            Net investment income (loss)          (128,956)           (116,761)          (150,694)       (13,786)
                                               -----------           ---------          ---------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                1,390,332             371,361                 --             --
      Realized gains (losses) on sale of
         investments                               296,919              61,135             24,102         59,189
                                               -----------           ---------          ---------       --------
            Net realized gains (losses)          1,687,251             432,496             24,102         59,189
                                               -----------           ---------          ---------       --------
      Change in unrealized gains (losses)
         on investments                         (4,223,659)            335,584            810,364          1,961
                                               -----------           ---------          ---------       --------
      Net increase (decrease) in net assets
         resulting from operations             $(2,665,364)          $ 651,319          $ 683,772       $ 47,364
                                               ===========           =========          =========       ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                   MIST              MIST
                                              MIST PIONEER  PIONEER STRATEGIC    THIRD AVENUE
                                             MID-CAP VALUE        INCOME       SMALL CAP VALUE
                                               SUBACCOUNT       SUBACCOUNT        SUBACCOUNT
                                             (CLASS A) (a)      (CLASS A)         (CLASS B)
                                             -------------  -----------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $  1,939        $  64,143        $   119,533
                                                --------        ---------        -----------
EXPENSES:
      Mortality and expense risk
         charges                                   2,626          165,907            384,609
      Administrative charges                         225           13,960             32,531
                                                --------        ---------        -----------
         Total expenses                            2,851          179,867            417,140
                                                --------        ---------        -----------
            Net investment income (loss)            (912)        (115,724)          (297,607)
                                                --------        ---------        -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 69,071               --            785,123
      Realized gains (losses) on sale of
         investments                               1,319           23,086           (112,979)
                                                --------        ---------        -----------
            Net realized gains (losses)           70,390           23,086            672,144
                                                --------        ---------        -----------
      Change in unrealized gains (losses)
         on investments                          (22,913)         511,935         (2,462,404)
                                                --------        ---------        -----------
      Net increase (decrease) in net assets
         resulting from operations              $ 46,565        $ 419,297        $(2,087,867)
                                                ========        =========        ===========

                                               MSF BLACKROCK    MSF BLACKROCK  MSF BLACKROCK
                                             AGGRESSIVE GROWTH   BOND INCOME   MONEY MARKET
                                                 SUBACCOUNT       SUBACCOUNT    SUBACCOUNT
                                                 (CLASS D)        (CLASS A)      (CLASS A)
                                             -----------------  -------------  -------------
INVESTMENT INCOME:
      Dividends                                  $      --         $266,005      $1,398,760
                                                 ---------         --------      ----------
EXPENSES:
      Mortality and expense risk
         charges                                    92,150          146,498         521,249
      Administrative charges                         7,966           12,407          42,462
                                                 ---------         --------      ----------
         Total expenses                            100,116          158,905         563,711
                                                 ---------         --------      ----------
            Net investment income (loss)          (100,116)         107,100         835,049
                                                 ---------         --------      ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --               --              --
      Realized gains (losses) on sale of
         investments                                49,747           40,283              --
                                                 ---------         --------      ----------
            Net realized gains (losses)             49,747           40,283              --
                                                 ---------         --------      ----------
      Change in unrealized gains (losses)
         on investments                            926,137          205,044              --
                                                 ---------         --------      ----------
      Net increase (decrease) in net assets
         resulting from operations               $ 875,768         $352,427      $  835,049
                                                 =========         ========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                                    MSF METLIFE
                                                 MSF             MSF              MSF METLIFE       CONSERVATIVE
                                             FI LARGE CAP  FI VALUE LEADERS  AGGRESSIVE ALLOCATION   ALLOCATION
                                              SUBACCOUNT      SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                              (CLASS A)       (CLASS D)            (CLASS B)         (CLASS B)
                                             ------------  ----------------  ---------------------  ------------
INVESTMENT INCOME:
      Dividends                               $   7,850       $   94,886           $  1,086           $     --
                                              ---------       ----------           --------           --------
EXPENSES:
      Mortality and expense risk
         charges                                 86,945          206,873             39,062             45,152
      Administrative charges                      7,165           17,142              2,973              3,504
                                              ---------       ----------           --------           --------
         Total expenses                          94,110          224,015             42,035             48,656
                                              ---------       ----------           --------           --------
            Net investment income (loss)        (86,260)        (129,129)           (40,949)           (48,656)
                                              ---------       ----------           --------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               325,613        1,027,273              3,122              1,320
      Realized gains (losses) on sale of
         investments                              7,258           20,878             20,953             59,407
                                              ---------       ----------           --------           --------
            Net realized gains (losses)         332,871        1,048,151             24,075             60,727
                                              ---------       ----------           --------           --------
      Change in unrealized gains (losses)
         on investments                        (148,568)        (661,337)            13,243             65,380
                                              ---------       ----------           --------           --------
      Net increase (decrease) in net assets
         resulting from operations            $  98,043       $  257,685           $ (3,631)          $ 77,451
                                              =========       ==========           ========           ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 MSF METLIFE                                MSF METLIFE
                                               CONSERVATIVE TO        MSF METLIFE           MODERATE TO
                                             MODERATE ALLOCATION  MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                                  SUBACCOUNT          SUBACCOUNT             SUBACCOUNT
                                                  (CLASS B)            (CLASS B)              (CLASS B)
                                             -------------------  -------------------  ---------------------
INVESTMENT INCOME:
      Dividends                                   $     --             $   1,046             $   2,539
                                                  --------             ---------             ---------
EXPENSES:
      Mortality and expense risk
         charges                                    56,051               236,125               136,643
      Administrative charges                         4,659                18,827                10,996
                                                  --------             ---------             ---------
         Total expenses                             60,710               254,952               147,639
                                                  --------             ---------             ---------
            Net investment income (loss)           (60,710)             (253,906)             (145,100)
                                                  --------             ---------             ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    6,783                18,833                10,158
      Realized gains (losses) on sale of
         investments                                52,356               125,272               298,820
                                                  --------             ---------             ---------
            Net realized gains (losses)             59,139               144,105               308,978
                                                  --------             ---------             ---------
      Change in unrealized gains (losses)
         on investments                             47,336               349,440                30,367
                                                  --------             ---------             ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 45,765             $ 239,639             $ 194,245
                                                  ========             =========             =========

                                                                              MSF
                                               MSF MFS        MSF MFS     OPPENHEIMER
                                             TOTAL RETURN  TOTAL RETURN  GLOBAL EQUITY
                                              SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                              (CLASS B)     (CLASS F)      (CLASS B)
                                             ------------  ------------  -------------
INVESTMENT INCOME:
      Dividends                               $  84,935     $  673,358    $  317,860
                                              ---------     ----------    ----------
EXPENSES:
      Mortality and expense risk
         charges                                 86,694        613,982       622,265
      Administrative charges                      7,040         51,644        53,400
                                              ---------     ----------    ----------
         Total expenses                          93,734        665,626       675,665
                                              ---------     ----------    ----------
            Net investment income (loss)         (8,799)         7,732      (357,805)
                                              ---------     ----------    ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               145,763      1,136,117       527,032
      Realized gains (losses) on sale of
         investments                             35,524        274,520       599,413
                                              ---------     ----------    ----------
            Net realized gains (losses)         181,287      1,410,637     1,126,445
                                              ---------     ----------    ----------
      Change in unrealized gains (losses)
         on investments                        (106,545)      (670,943)      822,708
                                              ---------     ----------    ----------
      Net increase (decrease) in net assets
         resulting from operations            $  65,943     $  747,426    $1,591,348
                                              =========     ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                    MSF        MSF WESTERN ASSET  MSF WESTERN ASSET
                                               T. ROWE PRICE    MANAGEMENT HIGH    MANAGEMENT U.S.            PIMCO VIT
                                             LARGE CAP GROWTH      YIELD BOND         GOVERNMENT             REAL RETURN
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT             SUBACCOUNT
                                                 (CLASS B)       (CLASS A) (a)        (CLASS A)      (ADMINISTRATIVE CLASS) (a)
                                             ----------------  -----------------  -----------------  --------------------------
INVESTMENT INCOME:
      Dividends                                  $  4,920          $ 755,882           $166,660              $ 174,451
                                                 --------          ---------           --------              ---------
EXPENSES:
      Mortality and expense risk
         charges                                   45,591             40,197             94,528                 65,458
      Administrative charges                        3,941              3,577              9,026                  5,547
                                                 --------          ---------           --------              ---------
         Total expenses                            49,532             43,774            103,554                 71,005
                                                 --------          ---------           --------              ---------
            Net investment income (loss)          (44,612)           712,108             63,106                103,446
                                                 --------          ---------           --------              ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  22,694             64,810                 --                     --
      Realized gains (losses) on sale of
         investments                               27,649             (5,953)            50,596               (699,546)
                                                 --------          ---------           --------              ---------
            Net realized gains (losses)            50,343             58,857             50,596               (699,546)
                                                 --------          ---------           --------              ---------
      Change in unrealized gains (losses)
         on investments                           164,458           (497,478)            43,861                811,182
                                                 --------          ---------           --------              ---------
      Net increase (decrease) in net assets
         resulting from operations               $170,189          $ 273,487           $157,563              $ 215,082
                                                 ========          =========           ========              =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                    PIMCO VIT              PIONEER           PIONEER
                                                  TOTAL RETURN       AMERICA INCOME VCT     BOND VCT
                                                   SUBACCOUNT            SUBACCOUNT        SUBACCOUNT
                                             (ADMINISTRATIVE CLASS)    (CLASS II) (c)    (CLASS II) (d)
                                             ----------------------  ------------------  --------------
INVESTMENT INCOME:
      Dividends                                    $1,257,131             $368,403          $ 62,589
                                                   ----------             --------          --------
EXPENSES:
      Mortality and expense risk
         charges                                      468,166              139,286            24,197
      Administrative charges                           39,275               12,017             2,059
                                                   ----------             --------          --------
         Total expenses                               507,441              151,303            26,256
                                                   ----------             --------          --------
            Net investment income (loss)              749,690              217,100            36,333
                                                   ----------             --------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                          --                   --                --
      Realized gains (losses) on sale of
         investments                                  (84,476)             (93,308)              656
                                                   ----------             --------          --------
            Net realized gains (losses)               (84,476)             (93,308)              656
                                                   ----------             --------          --------
      Change in unrealized gains (losses)
         on investments                             1,029,439              208,007            68,283
                                                   ----------             --------          --------
      Net increase (decrease) in net assets
         resulting from operations                 $1,694,653             $331,799          $105,272
                                                   ==========             ========          ========

                                                  PIONEER             PIONEER             PIONEER
                                             CULLEN VALUE VCT  EMERGING MARKETS VCT  EQUITY INCOME VCT
                                                SUBACCOUNT          SUBACCOUNT           SUBACCOUNT
                                                (CLASS II)          (CLASS II)           (CLASS II)
                                             ----------------  --------------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $ 58,406           $   46,012           $ 303,198
                                                 --------           ----------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                  122,310              238,994             217,290
      Administrative charges                       10,875               20,417              19,814
                                                 --------           ----------           ---------
         Total expenses                           133,185              259,411             237,104
                                                 --------           ----------           ---------
            Net investment income (loss)          (74,779)            (213,399)             66,094
                                                 --------           ----------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --            1,370,335             413,833
      Realized gains (losses) on sale of
         investments                               61,965              609,502             265,655
                                                 --------           ----------           ---------
            Net realized gains (losses)            61,965            1,979,837             679,488
                                                 --------           ----------           ---------
      Change in unrealized gains (losses)
         on investments                           291,114            2,768,304            (959,180)
                                                 --------           ----------           ---------
      Net increase (decrease) in net assets
         resulting from operations               $278,300           $4,534,742           $(213,598)
                                                 ========           ==========           =========

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER EQUITY     PIONEER   PIONEER GLOBAL      PIONEER
                                             OPPORTUNITY VCT   FUND VCT   HIGH YIELD VCT  HIGH YIELD VCT
                                               SUBACCOUNT     SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
                                             (CLASS II) (c)   (CLASS II)    (CLASS II)      (CLASS II)
                                             ---------------  ----------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                  $  1,204      $121,356     $ 386,732        $726,895
                                                 --------      --------     ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                   10,166       203,537        89,961         245,987
      Administrative charges                          858        17,093         7,170          21,477
                                                 --------      --------     ---------        --------
         Total expenses                            11,024       220,630        97,131         267,464
                                                 --------      --------     ---------        --------
            Net investment income (loss)           (9,820)      (99,274)      289,601         459,431
                                                 --------      --------     ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  84,195            --        72,706          13,146
      Realized gains (losses) on sale of
         investments                                9,400       239,790        (3,262)        121,720
                                                 --------      --------     ---------        --------
            Net realized gains (losses)            93,595       239,790        69,444         134,866
                                                 --------      --------     ---------        --------
      Change in unrealized gains (losses)
         on investments                           (18,944)      121,440      (395,188)        (54,625)
                                                 --------      --------     ---------        --------
      Net increase (decrease) in net assets
         resulting from operations               $ 64,831      $261,956     $ (36,143)       $539,672
                                                 ========      ========     =========        ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER IBBOTSON  PIONEER IBBOTSON  PIONEER IBBOTSON
                                                AGGRESSIVE          GROWTH           MODERATE
                                              ALLOCATION VCT    ALLOCATION VCT    ALLOCATION VCT
                                                SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                                (CLASS II)        (CLASS II)        (CLASS II)
                                             ----------------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $ 66,113         $   939,850       $  491,128
                                                 --------         -----------       ----------
EXPENSES:
      Mortality and expense risk
         charges                                   90,830           1,921,363          963,328
      Administrative charges                        7,897             139,506           72,828
                                                 --------         -----------       ----------
         Total expenses                            98,727           2,060,869        1,036,156
                                                 --------         -----------       ----------
            Net investment income (loss)          (32,614)         (1,121,019)        (545,028)
                                                 --------         -----------       ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 161,831           1,714,800          600,089
      Realized gains (losses) on sale of
         investments                               24,928             268,591          307,405
                                                 --------         -----------       ----------
            Net realized gains (losses)           186,759           1,983,391          907,494
                                                 --------         -----------       ----------
      Change in unrealized gains (losses)
         on investments                           (20,808)          1,225,391          938,264
                                                 --------         -----------       ----------
      Net increase (decrease) in net assets
         resulting from operations               $133,337         $ 2,087,763       $1,300,730
                                                 ========         ===========       ==========

                                                                  PIONEER
                                                 PIONEER       INTERNATIONAL  PIONEER MID CAP
                                             INDEPENDENCE VCT    VALUE VCT       VALUE VCT
                                                SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                (CLASS II)       (CLASS II)      (CLASS II)
                                             ----------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                  $     --         $ 15,589      $   68,569
                                                 --------         --------      ----------
EXPENSES:
      Mortality and expense risk
         charges                                   38,898           88,008         199,462
      Administrative charges                        3,284            7,572          17,650
                                                 --------         --------      ----------
         Total expenses                            42,182           95,580         217,112
                                                 --------         --------      ----------
            Net investment income (loss)          (42,182)         (79,991)       (148,543)
                                                 --------         --------      ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --           53,857       1,225,256
      Realized gains (losses) on sale of
         investments                               48,691          219,660        (155,109)
                                                 --------         --------      ----------
            Net realized gains (losses)            48,691          273,517       1,070,147
                                                 --------         --------      ----------
      Change in unrealized gains (losses)
         on investments                           109,418          293,415        (602,644)
                                                 --------         --------      ----------
      Net increase (decrease) in net assets
         resulting from operations               $115,927         $486,941      $  318,960
                                                 ========         ========      ==========

   The accompanying notes are an integral part of these financial statements.

                                               PIONEER
                                              OAK RIDGE    PIONEER         PIONEER
                                              LARGE CAP  REAL ESTATE  SMALL AND MID CAP  PIONEER SMALL
                                             GROWTH VCT   SHARES VCT      GROWTH VCT     CAP VALUE VCT
                                             SUBACCOUNT   SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                             (CLASS II)   (CLASS II)    (CLASS II) (c)     (CLASS II)
                                             ----------  -----------  -----------------  -------------
INVESTMENT INCOME:
      Dividends                               $  11,860  $   265,134      $      --       $    40,137
                                              ---------  -----------      ---------       -----------
EXPENSES:
      Mortality and expense risk
         charges                                108,393      178,709         36,597           135,595
      Administrative charges                      9,153       15,770          3,196            11,895
                                              ---------  -----------      ---------       -----------
         Total expenses                         117,546      194,479         39,793           147,490
                                              ---------  -----------      ---------       -----------
            Net investment income (loss)       (105,686)      70,655        (39,793)         (107,353)
                                              ---------  -----------      ---------       -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                24,157    1,000,336        599,465         1,864,038
      Realized gains (losses) on sale of
         investments                            154,962      259,981         46,841           (93,194)
                                              ---------  -----------      ---------       -----------
            Net realized gains (losses)         179,119    1,260,317        646,306         1,770,844
                                              ---------  -----------      ---------       -----------
      Change in unrealized gains (losses)
         on investments                         273,910   (3,590,805)      (250,221)       (2,363,206)
                                              ---------  -----------      ---------       -----------
      Net increase (decrease) in net assets
         resulting from operations            $ 347,343  $(2,259,833)     $ 356,292       $  (699,715)
                                              =========  ===========      =========       ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER STRATEGIC                          PUTNAM VT
                                                INCOME VCT      PIONEER VALUE VCT  INTERNATIONAL EQUITY
                                                SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                                (CLASS II)        (CLASS II) (c)      (CLASS IB) (a)
                                             -----------------  -----------------  --------------------
INVESTMENT INCOME:
      Dividends                                  $1,091,148         $ 170,948            $  20,304
                                                 ----------         ---------            ---------
EXPENSES:
      Mortality and expense risk
         charges                                    366,876            97,174                3,935
      Administrative charges                         31,742             8,039                  345
                                                 ----------         ---------            ---------
         Total expenses                             398,618           105,213                4,280
                                                 ----------         ---------            ---------
            Net investment income (loss)            692,530            65,735               16,024
                                                 ----------         ---------            ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   116,013           436,783               87,894
      Realized gains (losses) on sale of
         investments                                (17,038)          334,799              194,176
                                                 ----------         ---------            ---------
            Net realized gains (losses)              98,975           771,582              282,070
                                                 ----------         ---------            ---------
      Change in unrealized gains (losses)
         on investments                             104,962          (839,576)            (240,847)
                                                 ----------         ---------            ---------
      Net increase (decrease) in net assets
         resulting from operations               $  896,467         $  (2,259)           $  57,247
                                                 ==========         =========            =========

                                                PUTNAM VT     VAN KAMPEN LIT  VAN KAMPEN LIT
                                             SMALL CAP VALUE     COMSTOCK       ENTERPRISE
                                               SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                             (CLASS IB) (a)     (CLASS II)      (CLASS II)
                                             ---------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                $    82,872      $   225,508       $   290
                                               -----------      -----------       -------
EXPENSES:
      Mortality and expense risk
         charges                                    83,510          256,764         3,167
      Administrative charges                         7,299           21,453           283
                                               -----------      -----------       -------
         Total expenses                             90,809          278,217         3,450
                                               -----------      -----------       -------
            Net investment income (loss)            (7,937)         (52,709)       (3,160)
                                               -----------      -----------       -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                1,657,447          313,027            --
      Realized gains (losses) on sale of
         investments                             1,067,930          256,135         2,861
                                               -----------      -----------       -------
            Net realized gains (losses)          2,725,377          569,162         2,861
                                               -----------      -----------       -------
      Change in unrealized gains (losses)
         on investments                         (1,726,958)      (1,080,467)       18,831
                                               -----------      -----------       -------
      Net increase (decrease) in net assets
         resulting from operations             $   990,482      $  (564,014)      $18,532
                                               ===========      ===========       =======

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                     AIM V.I. MID CAP CORE EQUITY    AIM V.I. UTILITIES    AIM V.I. CAPITAL APPRECIATION
                                              SUBACCOUNT                 SUBACCOUNT                  SUBACCOUNT
                                             (SERIES II)                 (SERIES I)                  (SERIES II)
                                     ----------------------------  ----------------------  -----------------------------
                                            2007        2006          2007        2006       2007 (a)         2006
                                        ----------  ----------     ----------  ----------    ------------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  (54,306) $  (32,556)    $      958  $   38,151     $   (35,836) $ (101,416)
   Net realized gains (losses)              90,434     306,099        309,002     115,242       1,270,367      73,612
   Change in unrealized gains
      (losses) on investments              156,099     (61,501)       104,574     283,685        (860,370)    244,796
                                        ----------  ----------     ----------  ----------     ---------    ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   192,227     212,042        414,534     437,078         374,161     216,992
                                        ----------  ----------     ----------  ----------     ---------    ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 250,258     471,916         70,298      59,667         189,726   1,075,430
   Transfers from other funding
      options                              252,194     137,809        489,719     549,763          81,115     185,268
   Contract charges                           (645)       (596)          (479)       (492)            (12)     (1,856)
   Contract surrenders                    (160,033)   (111,983)      (287,281)    (50,233)       (140,279)   (353,874)
   Transfers to other funding
      options                             (435,352)   (306,337)      (386,673)   (362,468)     (6,273,892)   (256,175)
   Other receipts (payments)               (19,403)    (88,484)        (5,946)         --         (13,525)    (91,172)
                                        ----------  ----------     ----------  ----------     -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (112,981)    102,325       (120,362)    196,237      (6,156,867)    557,621
                                        ----------  ----------     ----------  ----------     -----------  ----------
      Net increase (decrease)
         in net assets                      79,246     314,367        294,172     633,315      (5,782,706)    774,613
NET ASSETS:
   Beginning of period                   2,775,926   2,461,559      2,435,790   1,802,475       5,782,706   5,008,093
                                        ----------  ----------     ----------  ----------     -----------  ----------
   End of period                        $2,855,172  $2,775,926     $2,729,962  $2,435,790     $        --  $5,782,706
                                        ==========  ==========     ==========  ==========     ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     ALGER AMERICAN LEVERAGED ALLCAP  AMERICAN FUNDS GLOBAL GROWTH
                                                SUBACCOUNT                     SUBACCOUNT
                                                (CLASS S)                       (CLASS 2)
                                     -------------------------------  ----------------------------
                                             2007        2006             2007           2006
                                         ----------  -----------        -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (57,009) $   (40,043)       $   175,269  $  (198,655)
   Net realized gains (losses)              139,677      151,574          1,615,133      244,925
   Change in unrealized gains
      (losses) on investments               669,548      201,553            854,120    3,002,642
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                    752,216      313,084          2,644,522    3,048,912
                                         ----------  -----------        -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   87,687      477,849            847,199    1,666,900
   Transfers from other funding
      options                             1,597,258    1,684,045          3,312,367    2,763,912
   Contract charges                            (592)        (552)            (6,264)      (5,806)
   Contract surrenders                     (115,663)    (110,309)          (852,170)    (457,732)
   Transfers to other funding
      options                              (476,352)  (1,437,506)        (2,409,097)  (1,298,656)
   Other receipts (payments)                 (1,569)          --            (93,268)    (125,665)
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       1,090,769      613,527            798,767    2,542,953
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets                    1,842,985      926,611          3,443,289    5,591,865
NET ASSETS:
   Beginning of period                    2,198,304    1,271,693         20,624,439   15,032,574
                                         ----------  -----------        -----------  -----------
   End of period                         $4,041,289  $ 2,198,304        $24,067,728  $20,624,439
                                         ==========  ===========        ===========  ===========

                                     AMERICAN FUNDS GROWTH-INCOME    AMERICAN FUNDS GROWTH
                                              SUBACCOUNT                   SUBACCOUNT
                                              (CLASS 2)                    (CLASS 2)
                                     ----------------------------  ------------------------
                                         2007         2006             2007        2006
                                     -----------  -----------      -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (245,082) $  (178,851)     $  (687,343) $  (615,259)
   Net realized gains (losses)         2,586,012    1,318,982        5,657,274      911,712
   Change in unrealized gains
      (losses) on investments           (842,340)   4,268,292          552,156    3,732,534
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               1,498,590    5,408,423        5,522,087    4,028,987
                                     -----------  -----------      -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               691,131    2,853,550        1,077,045    3,372,148
   Transfers from other funding
      options                          1,405,373    2,243,438        2,251,994    3,014,762
   Contract charges                      (13,277)     (13,796)         (17,483)     (17,689)
   Contract surrenders                (2,207,482)  (1,197,684)      (3,137,802)  (1,438,976)
   Transfers to other funding
      options                         (3,623,052)  (1,897,729)      (4,815,602)  (3,270,390)
   Other receipts (payments)            (146,175)    (243,174)        (244,337)    (132,555)
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (3,893,482)   1,744,605       (4,886,185)   1,527,300
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets                (2,394,892)   7,153,028          635,902    5,556,287
NET ASSETS:
   Beginning of period                47,375,784   40,222,756       55,143,636   49,587,349
                                     -----------  -----------      -----------  -----------
   End of period                     $44,980,892  $47,375,784      $55,779,538  $55,143,636
                                     ===========  ===========      ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                     CREDIT SUISSE TRUST EMERGING  CREDIT SUISSE TRUST GLOBAL  DREYFUS MIDCAP STOCK
                                                MARKETS                     SMALL CAP                SUBACCOUNT
                                              SUBACCOUNT                   SUBACCOUNT            (SERVICE SHARES)
                                     ----------------------------  --------------------------  ----------------------
                                         2007 (a)      2006              2007       2006          2007        2006
                                       -----------  ----------        ---------  ---------     ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   (30,177) $  (61,741)       $ (15,822) $ (15,799)    $  (83,688) $  (89,666)
   Net realized gains (losses)           1,976,912     201,216           66,303     21,629        597,963     838,871
   Change in unrealized gains
      (losses) on investments           (1,764,857)    997,222          (96,614)    80,799       (513,759)   (482,232)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   181,878   1,136,697          (46,133)    86,629            516     266,973
                                       -----------  ----------        ---------  ---------     ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  12,165     431,566           60,413     21,155         69,011     152,491
   Transfers from other funding
      options                              186,099     473,203           79,553    191,638        284,864     535,827
   Contract charges                             --        (991)            (177)      (179)          (793)       (911)
   Contract surrenders                    (119,397)    (92,022)         (65,427)   (68,254)      (142,856)   (237,531)
   Transfers to other funding
      options                           (5,313,314)   (562,378)        (226,145)   (45,560)      (926,334)   (444,195)
   Other receipts (payments)               (12,215)         --               --         --        (28,441)    (22,908)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (5,246,662)    249,378         (151,783)    98,800       (744,549)    (17,227)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets                  (5,064,784)  1,386,075         (197,916)   185,429       (744,033)    249,746
NET ASSETS:
   Beginning of period                   5,064,784   3,678,709          882,503    697,074      5,177,037   4,927,291
                                       -----------  ----------        ---------  ---------     ----------  ----------
   End of period                       $        --  $5,064,784        $ 684,587  $ 882,503     $4,433,004  $5,177,037
                                       ===========  ==========        =========  =========     ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                      DREYFUS SOCIALLY
                                     RESPONSIBLE GROWTH  DREYFUS VIF APPRECIATION
                                         SUBACCOUNT             SUBACCOUNT
                                      (SERVICE SHARES)       (INITIAL SHARES)
                                     ------------------  ------------------------
                                       2007      2006        2007        2006
                                     --------  --------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,904) $ (5,783)  $   (9,207) $   (8,373)
   Net realized gains (losses)          9,041     2,647       66,377      18,697
   Change in unrealized gains
      (losses) on investments          11,045    22,235       66,542     306,976
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               15,182    19,099      123,712     317,300
                                     --------  --------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             17,597    15,858       17,156      79,383
   Transfers from other funding
      options                           2,428     5,663       61,681     165,036
   Contract charges                      (148)     (121)      (1,034)     (1,125)
   Contract surrenders                (38,884)  (21,748)    (166,387)    (77,035)
   Transfers to other funding
      options                         (13,060)   (1,077)    (142,297)   (142,204)
   Other receipts (payments)               --    (4,416)     (11,758)         --
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (32,067)   (5,841)    (242,639)     24,055
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets                (16,885)   13,258     (118,927)    341,355
NET ASSETS:
   Beginning of period                296,584   283,326    2,518,813   2,177,458
                                     --------  --------   ----------  ----------
   End of period                     $279,699  $296,584   $2,399,886  $2,518,813
                                     ========  ========   ==========  ==========


                                     DREYFUS VIF DEVELOPING LEADERS  DWS VIT EQUITY 500 INDEX
                                               SUBACCOUNT                   SUBACCOUNT
                                            (INITIAL SHARES)                (CLASS 2)
                                     ------------------------------  ------------------------
                                            2007        2006             2007        2006
                                        -----------  ----------       ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  (100,917) $ (134,380)      $  (42,879) $  (55,557)
   Net realized gains (losses)            1,002,329     695,177          162,027      20,662
   Change in unrealized gains
      (losses) on investments            (1,967,078)   (442,249)          44,325     623,215
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (1,065,666)    118,548          163,473     588,320
                                        -----------  ----------       ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   86,279     437,726            3,345      27,389
   Transfers from other funding
      options                               522,548     640,662        1,175,621     112,781
   Contract charges                          (2,791)     (2,957)            (587)       (656)
   Contract surrenders                     (271,477)   (298,693)         (41,997)    (81,838)
   Transfers to other funding
      options                              (592,305)   (528,175)        (871,172)   (135,734)
   Other receipts (payments)                (19,208)    (22,428)         (10,681)    (26,033)
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        (276,954)    226,135          254,529    (104,091)
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets                   (1,342,620)    344,683          418,002     484,229
NET ASSETS:
   Beginning of period                    8,580,463   8,235,780        5,092,588   4,608,359
                                        -----------  ----------       ----------  ----------
   End of period                        $ 7,237,843  $8,580,463       $5,510,590  $5,092,588
                                        ===========  ==========       ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                          DWS VIT RREEF
                                      REAL ESTATE SECURITIES  DWSI GLOBAL OPPORTUNITIES      DWSII BALANCED
                                            SUBACCOUNT                SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS B)                 (CLASS B)
                                     -----------------------  -------------------------  ----------------------
                                         2007        2006          2007        2006         2007        2006
                                     -----------  ----------    ----------  ----------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (68,332) $ (111,255)   $  (35,588) $  (33,699)  $   37,143  $    6,768
   Net realized gains (losses)         1,112,129     249,341       400,316     122,779       65,476      65,242
   Change in unrealized gains
      (losses) on investments         (2,174,650)  1,545,005      (143,574)    466,588       (6,068)    234,008
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations              (1,130,853)  1,683,091       221,154     555,668       96,551     306,018
                                     -----------  ----------    ----------  ----------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               131,303     222,348        49,013     100,800       23,115     103,256
   Transfers from other funding
      options                            879,316     382,507       663,650     337,936       64,391     218,433
   Contract charges                         (996)     (1,067)         (606)       (656)        (802)       (852)
   Contract surrenders                  (226,584)   (146,142)     (102,144)   (132,508)    (191,713)   (246,646)
   Transfers to other funding
      options                         (1,003,030)   (608,388)     (386,945)   (334,672)    (296,373)   (749,500)
   Other receipts (payments)             (18,685)    (12,192)      (11,968)    (28,574)     (48,538)    (50,787)
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (238,676)   (162,934)      211,000     (57,674)    (449,920)   (726,096)
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets                (1,369,529)  1,520,157       432,154     497,994     (353,369)   (420,078)
NET ASSETS:
   Beginning of period                 6,472,186   4,952,029     3,374,703   2,876,709    4,050,432   4,470,510
                                     -----------  ----------    ----------  ----------   ----------  ----------
   End of period                     $ 5,102,657  $6,472,186    $3,806,857  $3,374,703   $3,697,063  $4,050,432
                                     ===========  ==========    ==========  ==========   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                          DWSI BOND          DWSI CAPITAL GROWTH     DWSI GROWTH & INCOME      DWSI HEALTH CARE
                                          SUBACCOUNT             SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                          (CLASS B)               (CLASS B)               (CLASS B)                (CLASS B)
                                     -------------------  ------------------------  ----------------------  ----------------------
                                        2007      2006        2007         2006        2007        2006        2007        2006
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  25,160  $  2,305  $  (136,866) $   (87,489) $  (81,474) $  (65,550) $  (56,871) $  (53,548)
   Net realized gains (losses)         (18,577)      186      227,802      113,520     221,596     149,319     233,453      54,936
   Change in unrealized gains
      (losses) on investments           (7,337)    1,268      646,315      190,167    (193,561)    385,850     103,781     100,207
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  (754)    3,759      737,251      216,198     (53,439)    469,619     280,363     101,595
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               1,590    10,600      115,175       60,795      26,179     144,718      72,070      76,302
   Transfers from other funding
      options                          841,196   111,506      892,287    4,715,576     212,877   2,909,906     252,378     184,219
   Contract charges                       (117)      (43)      (1,750)      (1,000)     (1,406)     (1,164)       (507)       (570)
   Contract surrenders                  (1,535)     (487)    (268,602)    (236,348)   (223,637)   (207,196)   (172,194)   (135,987)
   Transfers to other funding
      options                         (481,178)   (9,618)  (1,516,593)  (1,054,981)   (731,768)   (833,642)   (187,517)   (226,845)
   Other receipts (payments)                --        --      (33,934)     (19,318)    (51,623)     (1,898)     (5,358)     (1,905)
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    359,956   111,958     (813,417)   3,464,724    (769,378)  2,010,724     (41,128)   (104,786)
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                 359,202   115,717      (76,166)   3,680,922    (822,817)  2,480,343     239,235      (3,191)
NET ASSETS:
   Beginning of period                 167,191    51,474    8,019,061    4,338,139   6,943,787   4,463,444   2,653,456   2,656,647
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
   End of period                     $ 526,393  $167,191  $ 7,942,895  $ 8,019,061  $6,120,970  $6,943,787  $2,892,691  $2,653,456
                                     =========  ========  ===========  ===========  ==========  ==========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                      DWSII INTERNATIONAL    DWSII STRATEGIC INCOME       DWSII BLUE CHIP
                                          SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                                           (CLASS B)               (CLASS B)                 (CLASS B)
                                    ----------------------  -----------------------  ------------------------
                                       2007        2006         2007        2006         2007         2006
                                    ----------  ----------  -----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   (3,521) $  (12,611) $   191,413  $  103,134  $   (77,278) $   (85,098)
   Net realized gains (losses)         176,045     177,533        7,506      46,099      787,215      580,480
   Change in unrealized gains
      (losses) on investments          448,543     483,467      (49,877)    156,271     (592,261)     227,321
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               621,067     648,389      149,042     305,504      117,676      722,703
                                    ----------  ----------  -----------  ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              74,042      46,169       49,324     161,445      252,399      282,571
   Transfers from other funding
      options                          484,452   2,771,594      909,634   1,006,227    1,976,491    2,065,536
   Contract charges                     (1,089)       (611)        (861)       (918)      (1,339)      (1,489)
   Contract surrenders                (141,779)    (95,007)    (131,166)    (76,213)    (189,422)    (197,040)
   Transfers to other funding
      options                         (599,728)   (738,845)  (1,247,581)   (934,986)  (2,103,228)  (2,341,528)
   Other receipts (payments)           (17,943)    (30,813)     (19,815)    (73,527)     (22,123)     (38,649)
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (202,045)  1,952,487     (440,465)     82,028      (87,222)    (230,599)
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets                 419,022   2,600,876     (291,423)    387,532       30,454      492,104
NET ASSETS:
   Beginning of period               5,373,019   2,772,143    5,004,657   4,617,125    5,849,960    5,357,856
                                    ----------  ----------  -----------  ----------  -----------  -----------
   End of period                    $5,792,041  $5,373,019  $ 4,713,234  $5,004,657  $ 5,880,414  $ 5,849,960
                                    ==========  ==========  ===========  ==========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                     DWSII CONSERVATIVE ALLOCATION  DWSII CORE FIXED INCOME
                                               SUBACCOUNT                 SUBACCOUNT
                                               (CLASS B)                   (CLASS B)
                                     -----------------------------  -----------------------
                                          2007           2006          2007         2006
                                     --------------  -------------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $     2,267   $   (81,911)   $  122,271  $   83,220
   Net realized gains (losses)             399,722       102,579        (1,675)    (20,041)
   Change in unrealized gains
      (losses) on investments             (108,886)      594,876        (7,065)     52,161
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   293,103       615,544       113,531     115,340
                                       -----------   -----------    ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 221,319       311,420        15,845      88,854
   Transfers from other funding
      options                              453,417     4,471,601       785,188     549,449
   Contract charges                         (2,906)       (2,187)         (981)     (1,168)
   Contract surrenders                    (352,730)     (229,036)     (287,961)   (342,241)
   Transfers to other funding
      options                             (725,040)     (633,025)     (118,628)   (650,079)
   Other receipts (payments)               (98,191)     (231,256)      (32,834)    (15,361)
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (504,131)    3,687,517       360,629    (370,546)
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets                    (211,028)    4,303,061       474,160    (255,206)
NET ASSETS:
   Beginning of period                  11,228,464     6,925,403     6,243,468   6,498,674
                                       -----------   -----------    ----------  ----------
   End of period                       $11,017,436   $11,228,464    $6,717,628  $6,243,468
                                       ===========   ===========    ==========  ==========

                                                                      DWSII DREMAN
                                     DWSII DAVIS VENTURE VALUE    HIGH RETURN EQUITY
                                             SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                 (CLASS B)
                                     -------------------------  ------------------------
                                         2007         2006          2007         2006
                                     ------------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (169,578) $ (159,272)  $  (163,279) $  (102,278)
   Net realized gains (losses)            382,548     172,203       521,852      879,283
   Change in unrealized gains
      (losses) on investments             (15,321)  1,038,820    (1,081,781)   1,501,496
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  197,649   1,051,751      (723,208)   2,278,501
                                      -----------  ----------   -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                170,877     865,305       382,098      994,796
   Transfers from other funding
      options                           1,249,503     781,176     1,093,502    5,619,090
   Contract charges                        (1,537)     (1,604)       (3,845)      (3,199)
   Contract surrenders                   (195,798)   (342,323)     (669,374)    (491,942)
   Transfers to other funding
      options                            (914,024)   (861,411)   (1,639,374)    (809,419)
   Other receipts (payments)              (20,576)    (35,413)      (74,441)      (7,739)
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       288,445     405,730      (911,434)   5,301,587
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets                    486,094   1,457,481    (1,634,642)   7,580,088
NET ASSETS:
   Beginning of period                  9,722,906   8,265,425    19,165,502   11,585,414
                                      -----------  ----------   -----------  -----------
   End of period                      $10,209,000  $9,722,906   $17,530,860  $19,165,502
                                      ===========  ==========   ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                          DWSII DREMAN                                         DWSII
                                      SMALL MID CAP VALUE      DWSII GLOBAL THEMATIC  GOVERNMENT & AGENCY SECURITIES
                                            SUBACCOUNT             SUBACCOUNT                SUBACCOUNT
                                           (CLASS B)                (CLASS B)                 (CLASS B)
                                     -----------------------  ----------------------  ------------------------------
                                         2007       2006         2007        2006            2007       2006
                                     -----------  ----------  ----------  ----------      -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (124,106) $ (137,196) $  (83,847) $  (66,983)     $    40,727  $   19,098
   Net realized gains (losses)         1,506,243     817,446     826,108     361,385          (21,291)     (7,930)
   Change in unrealized gains
      (losses) on investments         (1,276,884)  1,024,068    (595,507)    591,591           36,490      18,107
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 105,253   1,704,318     146,754     885,993           55,926      29,275
                                     -----------  ----------  ----------  ----------      -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               211,339     728,868      86,217     107,837              890       1,171
   Transfers from other funding
      options                            483,942     536,892   1,087,936   1,076,736        3,024,759     363,226
   Contract charges                       (1,485)     (1,534)       (784)       (712)            (268)       (334)
   Contract surrenders                  (325,963)   (328,276)   (299,569)   (108,662)         (73,387)    (53,153)
   Transfers to other funding
      options                         (1,569,969)   (817,226)   (499,690)   (445,596)      (3,051,238)   (217,987)
   Other receipts (payments)             (24,710)    (29,530)    (19,347)     (2,688)         (41,964)    (21,792)
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,226,846)     89,194     354,763     626,915         (141,208)     71,131
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets                (1,121,593)  1,793,512     501,517   1,512,908          (85,282)    100,406
NET ASSETS:
   Beginning of period                 9,263,180   7,469,668   4,473,071   2,960,163        1,581,460   1,481,054
                                     -----------  ----------  ----------  ----------      -----------  ----------
   End of period                     $ 8,141,587  $9,263,180  $4,974,588  $4,473,071      $ 1,496,178  $1,581,460
                                     ===========   ========== ==========  ==========      ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     DWSII GROWTH ALLOCATION    DWSII HIGH INCOME
                                            SUBACCOUNT              SUBACCOUNT
                                             (CLASS B)              (CLASS B)
                                     -----------------------  ------------------------
                                        2007         2006        2007         2006
                                     -----------  -----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (4,859) $  (214,207) $   301,305  $  277,384
   Net realized gains (losses)         1,211,513      401,021      (43,617)      2,658
   Change in unrealized gains
      (losses) on investments           (561,650)   1,655,329     (347,996)    142,710
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 645,004    1,842,143      (90,308)    422,752
                                     -----------  -----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                55,138      495,806       24,466      87,013
   Transfers from other funding
      options                            205,296    1,523,186      854,261     722,951
   Contract charges                       (3,784)      (3,840)      (1,168)     (1,180)
   Contract surrenders                  (756,299)    (417,581)    (197,233)   (224,835)
   Transfers to other funding
      options                         (1,086,012)  (2,005,558)  (1,304,632)   (787,673)
   Other receipts (payments)             (56,189)     (43,691)     (19,899)    (44,621)
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,641,850)    (451,678)    (644,205)   (248,345)
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets                  (996,846)   1,390,465     (734,513)    174,407
NET ASSETS:
   Beginning of period                18,857,212   17,466,747    5,671,489   5,497,082
                                     -----------  -----------  -----------  ----------
   End of period                     $17,860,366  $18,857,212  $ 4,936,976  $5,671,489
                                     ===========  ===========   ==========  ==========

                                     DWSII INTERNATIONAL SELECT EQUITY  DWSII JANUS GROWTH & INCOME
                                                 SUBACCOUNT                     SUBACCOUNT
                                                 (CLASS B)                      (CLASS B)
                                     ---------------------------------  ---------------------------
                                           2007         2006                2007        2006
                                           ----------  ----------         ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $    4,725  $  (21,578)        $  (41,968) $   (44,214)
   Net realized gains (losses)                713,412     164,722             99,507       76,911
   Change in unrealized gains
      (losses) on investments                 (41,110)    789,456             35,667      102,626
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                      677,027     932,600             93,206      135,323
                                           ----------  ----------         ----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    158,546     316,584             26,379      242,957
   Transfers from other funding
      options                               1,524,879     424,403            124,995      198,633
   Contract charges                              (846)       (843)              (393)        (429)
   Contract surrenders                       (218,109)   (192,475)          (103,554)    (151,025)
   Transfers to other funding
      options                                (803,936)   (548,701)          (343,000)    (269,745)
   Other receipts (payments)                       --      (8,367)           (12,571)     (11,797)
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions           660,534      (9,399)          (308,144)       8,594
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets                      1,337,561     923,201           (214,938)     143,917
NET ASSETS:
   Beginning of period                      5,020,613   4,097,412          2,457,650    2,313,733
                                           ----------  ----------         ----------  -----------
   End of period                           $6,358,174  $5,020,613         $2,242,712  $ 2,457,650
                                           ==========  ==========         ==========  ===========

   The accompanying notes are an integral part of these financial statements.

                                      DWSII LARGE CAP VALUE  DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION
                                           SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                            (CLASS B)              (CLASS B)               (CLASS B)
                                     ----------------------  --------------------  -------------------------
                                        2007        2006        2007       2006        2007          2006
                                     ----------  ----------  ---------  ---------  -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (21,169) $  (22,954) $ (16,693) $ (15,707) $    39,166   $  (189,091)
   Net realized gains (losses)          179,255      28,146     72,947     26,112      860,335       256,123
   Change in unrealized gains
      (losses) on investments           137,069     322,079    (10,600)    55,324     (360,839)    1,325,633
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations                295,155     327,271     45,654     65,729      538,662     1,392,665
                                     ----------  ----------  ---------  ---------  -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                6,924      23,870     38,322    106,666      249,220       981,414
   Transfers from other funding
      options                           415,355     102,040    306,532    163,058      592,633     1,273,602
   Contract charges                        (563)       (608)      (203)      (176)      (3,753)       (3,675)
   Contract surrenders                  (92,588)   (118,046)   (31,354)    (5,150)    (598,758)     (501,079)
   Transfers to other funding
      options                          (297,871)   (108,859)  (282,829)  (147,157)    (502,059)   (1,081,913)
   Other receipts (payments)            (24,512)         --         --         --     (479,639)     (245,987)
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       6,745    (101,603)    30,468    117,241     (742,356)      422,362
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets                  301,900     225,668     76,122    182,970     (203,694)    1,815,027
NET ASSETS:
   Beginning of period                2,875,977   2,650,309    888,027    705,057   17,441,676    15,626,649
                                     ----------  ----------  ---------  ---------  -----------   -----------
   End of period                     $3,177,877  $2,875,977  $ 964,149  $ 888,027  $17,237,982   $17,441,676
                                     ==========  ==========  =========  =========  ===========   ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                        DWSII MONEY MARKET     DWSII SMALL CAP GROWTH
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS B)
                                     ------------------------  ----------------------
                                         2007         2006        2007         2006
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   133,995  $    89,664  $  (64,610) $  (61,628)
   Net realized gains (losses)                --           --     104,459      38,440
   Change in unrealized gains
      (losses) on investments                 --           --      61,972     100,656
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 133,995       89,664     101,821      77,468
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               328,695      410,693      52,832     278,354
   Transfers from other funding
      options                          9,396,879    6,923,741     543,978     292,218
   Contract charges                         (818)        (553)       (623)       (593)
   Contract surrenders                (1,667,639)    (556,025)    (86,258)   (115,485)
   Transfers to other funding
      options                         (8,336,607)  (4,912,150)   (485,589)   (174,585)
   Other receipts (payments)              (8,996)          --     (18,483)     (2,316)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (288,486)   1,865,706       5,857     277,593
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                  (154,491)   1,955,370     107,678     355,061
NET ASSETS:
   Beginning of period                 4,919,873    2,964,503   3,043,223   2,688,162
                                     -----------  -----------  ----------  ----------
   End of period                     $ 4,765,382  $ 4,919,873  $3,150,901  $3,043,223
                                     ===========  ===========  ==========  ==========

                                        DWSII TECHNOLOGY     DWSII TURNER MID CAP GROWTH
                                           SUBACCOUNT                 SUBACCOUNT
                                            (CLASS B)                 (CLASS B)
                                     ----------------------  ---------------------------
                                        2007        2006        2007             2006
                                     ----------  ----------  ----------       ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (24,417) $  (25,551) $  (47,373)      $  (43,932)
   Net realized gains (losses)           37,650       7,045     252,342          197,886
   Change in unrealized gains
      (losses) on investments            71,963     (12,584)    260,457          (64,557)
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 85,196     (31,090)    465,426           89,397
                                     ----------  ----------  ----------       ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               84,458      31,999      40,631           54,542
   Transfers from other funding
      options                           542,361     128,349     347,614          175,552
   Contract charges                        (317)       (409)       (436)            (432)
   Contract surrenders                  (50,185)    (56,542)    (61,014)         (55,413)
   Transfers to other funding
      options                          (307,597)   (198,669)   (313,610)        (202,054)
   Other receipts (payments)             (3,440)    (44,297)     (7,060)              --
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     265,280    (139,569)      6,125          (27,805)
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets                  350,476    (170,659)    471,551           61,592
NET ASSETS:
   Beginning of period                1,192,311   1,362,970   2,113,971        2,052,379
                                     ----------  ----------  ----------       ----------
   End of period                     $1,542,787  $1,192,311  $2,585,522       $2,113,971
                                     ==========  ==========  ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                                                       FIDELITY VIP
                                     FIDELITY VIP CONTRAFUND   DYNAMIC CAPITAL APPRECIATION    FIDELITY VIP MID CAP
                                            SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                        (SERVICE CLASS 2)            (SERVICE CLASS 2)           (SERVICE CLASS 2)
                                     ------------------------  ----------------------------  ------------------------
                                         2007        2006         2007              2006         2007        2006
                                     -----------  -----------  ----------        ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (277,548) $  (192,375) $  (30,514)       $  (23,164) $  (420,877) $  (461,646)
   Net realized gains (losses)         6,712,248    1,931,773     276,685           108,408    3,086,255    3,233,381
   Change in unrealized gains
      (losses) on investments         (3,121,266)      71,894    (154,341)           66,890      973,936     (258,591)
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               3,313,434    1,811,292      91,830           152,134    3,639,314    2,513,144
                                     -----------  -----------  ----------        ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               310,331    2,032,476       3,180            14,349      592,186    1,679,991
   Transfers from other funding
      options                          2,707,685    2,068,079     234,616           257,160    2,171,755    2,599,742
   Contract charges                       (6,988)      (6,634)       (218)             (184)      (8,956)      (8,895)
   Contract surrenders                  (653,671)    (345,152)    (51,594)          (11,709)    (737,574)    (547,710)
   Transfers to other funding
      options                         (1,832,363)  (1,133,494)   (326,395)         (296,086)  (2,964,944)  (1,869,951)
   Other receipts (payments)             (67,569)     (13,242)         --                --      (17,838)    (114,979)
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      457,425    2,602,033    (140,411)          (36,470)    (965,371)   1,738,198
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets                 3,770,859    4,413,325     (48,581)          115,664    2,673,943    4,251,342
NET ASSETS:
   Beginning of period                22,196,058   17,782,733   1,532,924         1,417,260   27,992,606   23,741,264
                                     -----------  -----------  ----------        ----------  -----------  -----------
   End of period                     $25,966,917  $22,196,058  $1,484,343        $1,532,924  $30,666,549  $27,992,606
                                     ===========  ===========  ==========        ==========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                           FTVIPT FRANKLIN                FTVIPT FRANKLIN
                                     RISING DIVIDENDS SECURITIES  SMALL MID-CAP GROWTH SECURITIES
                                             SUBACCOUNT                     SUBACCOUNT
                                              (CLASS 2)                      (CLASS 2)
                                     ---------------------------  -------------------------------
                                         2007            2006        2007                 2006
                                     -----------     -----------  ----------           ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    72,839     $  (108,097) $ (114,287)          $  (88,042)
   Net realized gains (losses)           528,502         208,846     556,222              103,802
   Change in unrealized gains
      (losses) on investments         (1,279,780)      1,660,377     (13,503)             285,461
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets resulting
         from operations                (678,439)      1,761,126     428,432              301,221
                                     -----------     -----------  ----------           ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,163,280       2,022,600     527,309              978,769
   Transfers from other funding
      options                          1,541,454       1,263,572   2,290,289              516,711
   Contract charges                       (3,973)         (3,467)     (2,181)              (1,862)
   Contract surrenders                  (908,661)       (695,092)   (290,955)            (377,784)
   Transfers to other funding
      options                         (2,053,077)       (757,178)   (664,058)            (221,516)
   Other receipts (payments)            (102,326)       (205,445)    (69,625)            (251,313)
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (363,303)      1,624,990   1,790,779              643,005
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets                (1,041,742)      3,386,116   2,219,211              944,226
NET ASSETS:
   Beginning of period                14,539,499      11,153,383   5,109,650            4,165,424
                                     -----------     -----------  ----------           ----------
   End of period                     $13,497,757     $14,539,499  $7,328,861           $5,109,650
                                     ===========     ===========  ==========           ==========

                                            FTVIPT TEMPLETON                   FTVIPT
                                     DEVELOPING MARKETS SECURITIES  TEMPLETON FOREIGN SECURITIES
                                              SUBACCOUNT                     SUBACCOUNT
                                               (CLASS 2)                     (CLASS 2)
                                     -----------------------------  ----------------------------
                                         2007              2006         2007             2006
                                     -----------       -----------  -----------      -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    43,650       $  (108,038) $    13,645      $  (126,452)
   Net realized gains (losses)         2,269,169           371,607    1,794,862          228,189
   Change in unrealized gains
      (losses) on investments          1,263,051         2,437,538      802,529        2,882,934
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from operations               3,575,870         2,701,107    2,611,036        2,984,671
                                     -----------       -----------  -----------      -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               442,641           939,500    1,429,652        1,853,819
   Transfers from other funding
      options                          3,059,905         2,651,594    2,598,997        2,256,695
   Contract charges                       (3,634)           (3,231)      (5,432)          (4,816)
   Contract surrenders                  (507,018)         (111,436)    (789,319)        (489,647)
   Transfers to other funding
      options                         (3,310,951)       (2,179,631)  (3,611,403)      (1,773,034)
   Other receipts (payments)             (64,028)          (31,814)    (181,480)        (166,748)
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (383,085)        1,264,982     (558,985)       1,676,269
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets                 3,192,785         3,966,089    2,052,051        4,660,940
NET ASSETS:
   Beginning of period                14,369,790        10,403,701   19,734,442       15,073,502
                                     -----------       -----------  -----------      -----------
   End of period                     $17,562,575       $14,369,790  $21,786,493      $19,734,442
                                     ===========       ===========  ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                     JANUS ASPEN GLOBAL   JANUS ASPEN GLOBAL       JANUS ASPEN
                                        LIFE SCIENCES         TECHNOLOGY        WORLDWIDE GROWTH
                                         SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                      (SERVICE SHARES)     (SERVICE SHARES)     (SERVICE SHARES)
                                     ------------------  --------------------  ------------------
                                       2007      2006       2007       2006      2007      2006
                                     --------  --------  ----------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,713) $ (4,846) $  (18,222) $(17,695) $ (3,605) $   (686)
   Net realized gains (losses)         14,564     5,662      19,478    13,782     9,782     1,761
   Change in unrealized gains
      (losses) on investments          32,755     9,450     230,422    50,725    10,593    33,524
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               42,606    10,266     231,678    46,812    16,770    34,599
                                     --------  --------  ----------  --------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                523       366       9,733   112,490    45,403       567
   Transfers from other funding
      options                          73,829     2,452   1,711,332   185,486    15,576     4,205
   Contract charges                       (79)     (119)       (326)     (341)      (49)      (56)
   Contract surrenders                (23,019)   (4,246)    (25,888)   (9,889)  (35,099)   (5,976)
   Transfers to other funding
      options                         (25,539)   (1,423)    (69,566)  (91,786)   (3,359)   (1,573)
   Other receipts (payments)               --        --          --   (10,012)       --        --
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    25,715    (2,970)  1,625,285   185,948    22,472    (2,833)
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets                 68,321     7,296   1,856,963   232,760    39,242    31,766
NET ASSETS:
   Beginning of period                237,597   230,301     999,185   766,425   250,705   218,939
                                     --------  --------  ----------  --------  --------  --------
   End of period                     $305,918  $237,597  $2,856,148  $999,185  $289,947  $250,705
                                     ========  ========  ==========  ========  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET AGGRESSIVE GROWTH  LMPVET AGGRESSIVE GROWTH
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS I)                (CLASS II)
                                     ------------------------  ------------------------
                                           2007 (b)     2006         2007 (b)  2006
                                         -----------  -------      ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (104,025)  $--         $  (94,182)  $--
   Net realized gains (losses)                27,610    --             29,503    --
   Change in unrealized gains
      (losses) on investments               (293,058)   --           (287,503)   --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                    (369,473)   --           (352,182)   --
                                         -----------   ---         ----------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   164,743    --            456,837    --
   Transfers from other funding
      options                              8,687,153    --          7,481,772    --
   Contract charges                           (2,233)   --             (2,232)   --
   Contract surrenders                      (193,847)   --           (176,646)   --
   Transfers to other funding
      options                             (1,076,515)   --           (447,656)   --
   Other receipts (payments)                  (5,512)   --            (18,561)   --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions        7,573,789    --          7,293,514    --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets                     7,204,316    --          6,941,332    --
NET ASSETS:
   Beginning of period                            --    --                 --    --
                                         -----------   ---         ----------   ---
   End of period                         $ 7,204,316   $--         $6,941,332   $--
                                         ===========   ===         ==========   ===

                                     LMPVET APPRECIATION     LMPVET EQUITY INDEX
                                         SUBACCOUNT              SUBACCOUNT
                                          (CLASS I)              (CLASS II)
                                     -------------------  ------------------------
                                         2007 (b)  2006       2007        2006
                                       ----------  ----   -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   (4,869)  $--   $   (48,783) $   (75,050)
   Net realized gains (losses)            139,279    --       894,449      338,399
   Change in unrealized gains
      (losses) on investments             (89,742)   --      (450,289)   1,293,047
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                   44,668    --       395,377    1,556,396
                                       ----------   ---   -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  2,322    --       289,062      769,934
   Transfers from other funding
      options                           1,760,798    --       484,729      684,964
   Contract charges                          (414)   --        (4,857)      (5,339)
   Contract surrenders                    (14,402)   --      (390,577)    (274,607)
   Transfers to other funding
      options                            (135,282)   --    (1,056,406)  (1,127,877)
   Other receipts (payments)              (12,067)   --       (31,531)    (104,436)
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     1,600,955    --      (709,580)     (57,361)
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets                  1,645,623    --      (314,203)   1,499,035
NET ASSETS:
   Beginning of period                         --    --    13,421,871   11,922,836
                                       ----------   ---   -----------  -----------
   End of period                       $1,645,623   $--   $13,107,668  $13,421,871
                                       ==========   ===   ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET FUNDAMENTAL VALUE     LMPVET INVESTORS     LMPVET LARGE CAP GROWTH
                                            SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                            (CLASS I)                 (CLASS I)               (CLASS I)
                                     ------------------------  ----------------------  -----------------------
                                           2007 (b)  2006         2007        2006         2007 (b)   2006
                                         ----------  ----      ----------  ----------     ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $   (4,465) $ --      $  (22,690) $   (8,150)    $  (32,767) $ --
   Net realized gains (losses)              220,983    --         126,649     113,805          2,557    --
   Change in unrealized gains
      (losses) on investments              (471,368)   --         (40,968)    322,155         11,416    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets resulting
         from operations                   (254,850)   --          62,991     427,810        (18,794)   --
                                         ----------  ----      ----------  ----------     ----------  ----
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   79,684    --          35,796     237,656         12,532    --
   Transfers from other funding
      options                             4,976,878    --          45,398     134,550      2,666,149    --
   Contract charges                          (1,288)   --            (916)       (921)          (985)   --
   Contract surrenders                     (123,772)   --         (66,142)    (54,063)       (48,331)   --
   Transfers to other funding
      options                               (69,400)   --         (89,608)   (203,055)      (170,943)   --
   Other receipts (payments)                (17,122)   --              --          --             --    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets resulting
         from contract transactions       4,844,980    --         (75,472)    114,167      2,458,422    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets                    4,590,130    --         (12,481)    541,977      2,439,628    --
NET ASSETS:
   Beginning of period                           --    --       3,092,100   2,550,123             --    --
                                         ----------  ----      ----------  ----------     ----------  ----
   End of period                         $4,590,130  $ --      $3,079,619  $3,092,100     $2,439,628  $ --
                                         ==========  ====      ==========  ==========     ==========  ====

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET SMALL CAP GROWTH                               LMPVPI ALL CAP          LMPVPI ALL CAP
                                            SUBACCOUNT        LMPVET SOCIAL AWARENESS        SUBACCOUNT              SUBACCOUNT
                                             (CLASS I)                SUBACCOUNT             (CLASS I)               (CLASS II)
                                     -----------------------  -----------------------  -----------------------  -------------------
                                        2007         2006         2007        2006       2007 (a)      2006      2007 (a)    2006
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (98,141) $  (95,035)  $    (4,521) $ (11,381)  $   (14,484) $  (22,406) $  (1,258) $    317
   Net realized gains (losses)          441,835     307,334       161,855      2,776       990,488     199,926     24,053     7,676
   Change in unrealized gains
      (losses) on investments            42,975     251,001       (74,669)    56,600      (760,158)    449,181    (11,222)    9,801
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                386,669     463,300        82,665     47,995       215,846     626,701     11,573    17,794
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               80,158     243,120         1,876     57,870        11,997     146,402     20,948   183,253
   Transfers from other funding
      options                           135,820     527,588        17,118     61,974        20,317      80,010        109     2,208
   Contract charges                      (1,701)     (1,740)         (458)      (435)           (4)     (1,225)        --       (18)
   Contract surrenders                 (245,060)   (154,261)       (3,546)    (4,931)      (25,835)    (90,196)      (914)   (1,142)
   Transfers to other funding
      options                          (315,930)   (607,551)       (7,057)   (15,852)   (4,692,179)   (144,839)  (257,046)     (256)
   Other receipts (payments)            (44,926)    (36,982)           --         --       (74,586)         --         --        --
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (391,639)    (29,826)        7,933     98,626    (4,760,290)     (9,848)  (236,903)  184,045
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets                   (4,970)    433,474        90,598    146,621    (4,544,444)    616,853   (225,330)  201,839
NET ASSETS:
   Beginning of period                4,925,899   4,492,425       925,855    779,234     4,544,444   3,927,591    225,330    23,491
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
   End of period                     $4,920,929  $4,925,899   $ 1,016,453  $ 925,855   $        --  $4,544,444  $      --  $225,330
                                     ==========  ==========   ===========  =========   ===========  ==========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                      LMPVPII GROWTH AND INCOME    LMPVPI LARGE CAP GROWTH   LMPVPII AGGRESSIVE GROWTH
                                             SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                             (CLASS I)                   (CLASS I)                    (CLASS I)
                                     --------------------------  --------------------------  --------------------------
                                       2007 (a)        2006         2007 (a)        2006       2007 (a)        2006
                                     ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (9,183)  $  (23,196)   $   (16,411)   $  (49,824)  $   (52,997)  $ (163,818)
   Net realized gains (losses)           348,685       21,591        393,380        29,137     1,927,125      143,032
   Change in unrealized gains
      (losses) on investments           (267,009)     156,564       (271,145)       81,311    (1,587,920)     716,481
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  72,493      154,959        105,824        60,624       286,208      695,695
                                     -----------   ----------    -----------    ----------   -----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                21,393       29,453         36,032       133,332        69,005      773,934
   Transfers from other funding
      options                              3,948       67,774         14,217       149,840       187,437      339,982
   Contract charges                           (5)        (436)            --        (1,019)           (7)      (2,690)
   Contract surrenders                    (9,348)     (39,034)       (41,194)      (31,012)      (73,333)    (194,003)
   Transfers to other funding
      options                         (1,758,647)     (26,288)    (2,691,716)     (354,249)   (8,839,010)    (737,160)
   Other receipts (payments)                  --       (6,526)       (33,971)           --       (91,762)     (66,802)
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,742,659)      24,943     (2,716,632)     (103,108)   (8,747,670)     113,261
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets                (1,670,166)     179,902     (2,610,808)      (42,484)   (8,461,462)     808,956
NET ASSETS:
   Beginning of period                 1,670,166    1,490,264      2,610,808     2,653,292     8,461,462    7,652,506
                                     -----------   ----------    -----------    ----------   -----------   ----------
   End of period                     $        --   $1,670,166    $        --    $2,610,808   $        --   $8,461,462
                                     ===========   ==========    ===========    ==========   ===========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVPII AGGRESSIVE GROWTH    LMPVET CAPITAL AND INCOME
                                              SUBACCOUNT                 SUBACCOUNT
                                              (CLASS II)                 (CLASS II)
                                     --------------------------  --------------------------
                                       2007 (a)        2006        2007 (b)        2006
                                     ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (43,131)   $ (120,910)   $   (1,938)       $--
   Net realized gains (losses)         1,428,336       118,217       765,601         --
   Change in unrealized gains
      (losses) on investments         (1,154,276)      503,219      (770,491)        --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets resulting
         from operations                 230,929       500,526        (6,828)        --
                                     -----------    ----------    ----------        ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               187,589     1,785,627       254,815         --
   Transfers from other funding
      options                            246,145       427,438     4,884,900         --
   Contract charges                          (17)       (1,954)       (1,383)        --
   Contract surrenders                  (153,377)     (277,122)     (101,451)        --
   Transfers to other funding
      options                         (7,603,394)     (502,030)     (222,524)        --
   Other receipts (payments)             (39,460)      (12,664)      (26,556)        --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (7,362,514)    1,419,295     4,787,801         --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets                (7,131,585)    1,919,821     4,780,973         --
NET ASSETS:
   Beginning of period                 7,131,585     5,211,764            --         --
                                     -----------    ----------    ----------        ---
   End of period                     $        --    $7,131,585    $4,780,973        $--
                                     ===========    ==========    ==========        ===

                                                                       LMPVPI TOTAL RETURN
                                     LMPVIT ADJUSTABLE RATE INCOME         SUBACCOUNT
                                              SUBACCOUNT                   (CLASS II)
                                     -----------------------------  -------------------------
                                          2007           2006         2007 (a)       2006
                                     ------------  ---------------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   64,288      $   70,619    $    (1,113)  $   13,187
   Net realized gains (losses)            (1,954)          3,332        422,705      108,496
   Change in unrealized gains
      (losses) on investments            (72,946)         (8,331)      (299,259)     253,320
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (10,612)         65,620        122,333      375,003
                                      ----------      ----------    -----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 1,416         121,892        187,846    1,347,454
   Transfers from other funding
      options                            112,197         868,401        100,687      258,080
   Contract charges                         (668)           (777)            (4)      (1,163)
   Contract surrenders                  (127,793)        (76,086)      (132,480)    (102,544)
   Transfers to other funding
      options                           (476,238)       (893,533)    (4,547,209)     (90,927)
   Other receipts (payments)             (15,802)       (561,193)       (25,986)     (82,439)
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (506,888)       (541,296)    (4,417,146)   1,328,461
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets                  (517,500)       (475,676)    (4,294,813)   1,703,464
NET ASSETS:
   Beginning of period                 2,941,227       3,416,903      4,294,813    2,591,349
                                      ----------      ----------    -----------   ----------
   End of period                      $2,423,727      $2,941,227    $        --   $4,294,813
                                      ==========      ==========    ===========   ==========

   The accompanying notes are an integral part of these financial statements.

                                             LORD ABBETT               LORD ABBETT            MIST BATTERYMARCH
                                          GROWTH AND INCOME           MID-CAP VALUE             MID-CAP STOCK
                                             SUBACCOUNT                SUBACCOUNT                 SUBACCOUNT
                                             (CLASS VC)                (CLASS VC)                 (CLASS A)
                                     -------------------------  -------------------------  ----------------------
                                       2007 (a)       2006         2007 (a)       2006        2007       2006 (c)
                                     ------------  -----------  ------------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (96,432) $  (100,159) $    (84,052) $  (186,978) $  (87,638) $  (66,133)
   Net realized gains (losses)          2,133,663      527,878     2,182,490    1,090,747     672,887     (21,896)
   Change in unrealized gains
      (losses) on investments          (1,472,754)   1,484,319      (801,611)     292,716    (362,707)   (191,425)
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  564,477    1,912,038     1,296,827    1,196,485     222,542    (279,454)
                                     ------------  -----------  ------------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 90,915      578,596        48,049      445,233      81,108      19,891
   Transfers from other funding
      options                              97,809    1,074,212       155,235      765,592     262,383   5,764,668
   Contract charges                           (14)      (4,278)           (8)      (3,745)     (1,336)     (1,369)
   Contract surrenders                    (68,038)    (240,488)     (106,862)    (386,799)   (187,607)    (60,583)
   Transfers to other funding
      options                         (15,670,309)    (574,292)  (14,405,873)  (1,549,227)   (331,657)   (175,130)
   Other receipts (payments)              (49,700)     (82,956)      (24,442)     (76,270)    (17,800)         --
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (15,599,337)     750,794   (14,333,901)    (805,216)   (194,909)  5,547,477
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                (15,034,860)   2,662,832   (13,037,074)     391,269      27,633   5,268,023
NET ASSETS:
   Beginning of period                 15,034,860   12,372,028    13,037,074   12,645,805   5,268,023          --
                                     ------------  -----------  ------------  -----------  ----------  ----------
   End of period                     $         --  $15,034,860  $         --  $13,037,074  $5,295,656  $5,268,023
                                     ============  ===========  ============  ===========  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST BLACKROCK HIGH YIELD  MIST BLACKROCK LARGE-CAP CORE
                                             SUBACCOUNT                  SUBACCOUNT
                                             (CLASS A)                   (CLASS E)
                                     -------------------------  -----------------------------
                                          2007       2006 (c)      2007 (b)         2006
                                     ------------  -----------  ------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   362,912   $  (66,719)   $  (62,893)        $--
   Net realized gains (losses)            (4,093)       5,441        15,733          --
   Change in unrealized gains
      (losses) on investments           (523,685)     316,030        38,779          --
                                     -----------   ----------    ----------         ---
      Net increase (decrease)
         in net assets resulting
         from operations                (164,866)     254,752        (8,381)         --
                                     -----------   ----------    ----------         ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                87,026       55,615         8,627          --
   Transfers from other funding
      options                          8,090,752    5,238,239     5,176,381          --
   Contract charges                       (3,753)      (1,443)         (950)         --
   Contract surrenders                  (407,005)     (91,532)     (123,211)         --
   Transfers to other funding
      options                         (1,143,630)    (179,465)     (800,688)         --
   Other receipts (payments)                  --       (9,637)           --          --
                                     -----------   ----------    ----------         ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    6,623,390    5,011,777     4,260,159          --
      Net increase (decrease)
         in net assets                 6,458,524    5,266,529     4,251,778          --
NET ASSETS:
   Beginning of period                 5,266,529           --            --          --
                                     -----------   ----------    ----------         ---
   End of period                     $11,725,053   $5,266,529    $4,251,778         $--
                                     ===========   ==========    ==========         ===

                                     MIST BLACKROCK LARGE-CAP CORE  MIST DREMAN SMALL-CAP VALUE
                                              SUBACCOUNT                    SUBACCOUNT
                                              (CLASS A)                     (CLASS A)
                                     -----------------------------  ---------------------------
                                        2007 (a)       2006 (c)         2007         2006 (c)
                                     ------------  ---------------  -----------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     2,468     $  (63,236)     $  (9,944)     $  (1,264)
   Net realized gains (losses)           549,289         (7,192)        14,999          4,574
   Change in unrealized gains
      (losses) on investments           (323,399)       323,399        (23,082)        21,871
                                     -----------     ----------      ---------      ---------
   Net increase (decrease)
      in net assets resulting
      from operations                    228,358        252,971        (18,027)        25,181
                                     -----------     ----------      ---------      ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 9,418         37,948          1,480          4,113
   Transfers from other funding
      options                             16,864      4,904,678        431,456        476,434
   Contract charges                           (4)        (1,008)          (129)           (47)
   Contract surrenders                   (28,141)       (28,802)       (13,972)        (3,486)
   Transfers to other funding
      options                         (5,107,379)      (238,238)      (273,000)      (130,998)
   Other receipts (payments)             (23,618)       (23,047)            --             --
                                     -----------     ----------      ---------      ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (5,132,860)     4,651,531        145,835        346,016
      Net increase (decrease)
         in net assets                (4,904,502)     4,904,502        127,808        371,197
NET ASSETS:
   Beginning of period                 4,904,502             --        371,197             --
                                     -----------     ----------      ---------      ---------
   End of period                     $        --     $4,904,502      $ 499,005      $ 371,197
                                     ===========     ==========      =========      =========

   The accompanying notes are an integral part of these financial statements.

                                       MIST HARRIS OAKMARK
                                          INTERNATIONAL           MIST JANUS FORTY     MIST LAZARD MID-CAP
                                            SUBACCOUNT               SUBACCOUNT             SUBACCOUNT
                                            (CLASS A)                 (CLASS A)             (CLASS B)
                                     -----------------------  -----------------------  -------------------
                                         2007      2006 (c)       2007      2006 (c)      2007 (b)  2006
                                     -----------  ----------  -----------  ----------     --------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (76,379) $  (67,019) $  (157,751) $ (105,402)    $ (6,119)  $--
   Net realized gains (losses)           694,855      (1,133)   1,475,324     (30,905)      (1,201)   --
   Change in unrealized gains
      (losses) on investments           (855,323)    626,947      957,135     302,770      (54,598)   --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                (236,847)    558,795    2,274,708     166,463      (61,918)   --
                                     -----------  ----------  -----------  ----------     --------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               141,470      35,614      192,817     250,526          636    --
   Transfers from other funding
      options                          2,645,124   6,166,803      862,175   8,746,409      510,526    --
   Contract charges                       (1,858)     (1,545)      (2,679)     (2,875)        (117)   --
   Contract surrenders                  (328,060)   (103,008)    (189,053)   (142,853)      (6,282)   --
   Transfers to other funding
      options                         (1,221,885)   (375,036)    (816,721)   (708,739)     (12,906)   --
   Other receipts (payments)             (44,395)    (14,979)      (3,125)    (16,498)          --    --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    1,190,396   5,707,849       43,414   8,125,970      491,857    --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets                   953,549   6,266,644    2,318,122   8,292,433      429,939    --
NET ASSETS:
   Beginning of period                 6,266,644          --    8,292,433          --           --    --
                                     -----------  ----------  -----------  ----------     --------   ---
   End of period                     $ 7,220,193  $6,266,644  $10,610,555  $8,292,433     $429,939   $--
                                     ===========  ==========  ===========  ==========     ========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST LEGG MASON PARTNERS     MIST LORD ABBETT
                                          MANAGED ASSETS           BOND DEBENTURE
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS A)               (CLASS A)
                                     ------------------------  ----------------------
                                         2007      2006 (c)       2007      2006 (c)
                                      ----------  ----------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   18,593  $  (54,382)  $  149,659  $  (46,782)
   Net realized gains (losses)           377,258         953       54,405       2,671
   Change in unrealized gains
      (losses) on investments           (213,538)    270,959       (8,594)    212,983
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 182,313     217,530      195,470     168,872
                                      ----------  ----------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                79,059      50,315       21,154      23,661
   Transfers from other funding
      options                             63,859   4,337,962      715,209   4,200,812
   Contract charges                       (1,290)     (1,350)        (762)       (809)
   Contract surrenders                  (105,365)    (93,707)    (221,633)   (135,709)
   Transfers to other funding
      options                            (80,450)   (202,234)    (735,471)   (153,144)
   Other receipts (payments)             (67,929)         --      (22,734)    (67,176)
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (112,116)  4,090,986     (244,237)  3,867,635
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets                    70,197   4,308,516      (48,767)  4,036,507
NET ASSETS:
   Beginning of period                 4,308,516          --    4,036,507          --
                                      ----------  ----------   ----------  ----------
   End of period                      $4,378,713  $4,308,516   $3,987,740  $4,036,507
                                      ==========  ==========   ==========  ==========

                                         MIST LORD ABBETT         MIST LORD ABBETT
                                         GROWTH AND INCOME         MID-CAP VALUE
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)               (CLASS B)
                                     ------------------------  ---------------------
                                         2007       2006 (c)       2007     2006 (c)
                                     -----------  -----------  -----------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (307,043) $  (169,137) $  (179,502) $   (663)
   Net realized gains (losses)           839,233        6,359      (33,352)      298
   Change in unrealized gains
      (losses) on investments           (502,781)   1,219,016   (1,251,102)   11,651
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                  29,409    1,056,238   (1,463,956)   11,286
                                     -----------  -----------  -----------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
   from contract owners                  422,190      254,487      282,477     9,360
   Transfers from other funding
   options                            16,154,195   14,753,303   14,872,203    94,632
   Contract charges                       (7,313)      (3,557)      (3,641)      (14)
   Contract surrenders                  (914,445)    (222,994)    (380,700)      (27)
   Transfers to other funding
   options                            (2,388,078)    (427,718)  (1,108,221)   (8,536)
   Other receipts (payments)            (131,414)     (65,404)     (27,436)       --
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   13,135,135   14,288,117   13,634,682    95,415
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets                13,164,544   15,344,355   12,170,726   106,701
NET ASSETS:
   Beginning of period                15,344,355           --      106,701        --
                                     -----------  -----------  -----------  --------
   End of period                     $28,508,899  $15,344,355  $12,277,427  $106,701
                                     ===========  ===========  ===========  ========

   The accompanying notes are an integral part of these financial statements.

                                          MIST MET/AIM           MIST MET/AIM          MIST MET/AIM
                                      CAPITAL APPRECIATION   CAPITAL APPRECIATION    SMALL CAP GROWTH
                                           SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                           (CLASS A)               (CLASS E)             (CLASS A)
                                     ----------------------  --------------------  --------------------
                                       2007        2006 (c)   2007 (b)     2006      2007      2006 (c)
                                     ----------  ----------  ----------  --------  --------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (53,279) $  (30,846) $  (85,415)   $--   $  (6,399)   $ (1,853)
   Net realized gains (losses)           (4,092)    326,069      10,334     --       8,882       1,773
   Change in unrealized gains
      (losses) on investments           324,540    (341,583)    254,599     --       6,763       1,191
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets resulting
         from operations                267,169     (46,360)    179,518     --       9,246       1,111
                                     ----------  ----------  ----------    ---   ---------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               24,862      80,148     357,872     --      16,125      21,371
   Transfers from other funding
      options                            97,793   2,894,147   7,018,014     --     424,491     171,589
   Contract charges                        (828)       (862)     (2,145)    --        (149)        (47)
   Contract surrenders                  (87,925)   (127,104)   (153,563)    --     (47,333)       (124)
   Transfers to other funding
      options                          (141,717)    (38,026)   (607,457)    --    (153,154)     (3,738)
   Other receipts (payments)            (22,750)         --     (15,522)    --          --          --
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (130,565)  2,808,303   6,597,199     --     239,980     189,051
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets                  136,604   2,761,943   6,776,717     --     249,226     190,162
NET ASSETS:
   Beginning of period                2,761,943          --          --     --     190,162          --
                                     ----------  ----------  ----------    ---   ---------    --------
   End of period                     $2,898,547  $2,761,943  $6,776,717    $--   $ 439,388    $190,162
                                     ==========  ==========  ==========    ===   =========    ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST MFS EMERGING  MIST MFS RESEARCH                            MIST NEUBERGER BERMAN
                                      MARKETS EQUITY      INTERNATIONAL         MIST MFS VALUE            REAL ESTATE
                                        SUBACCOUNT          SUBACCOUNT            SUBACCOUNT               SUBACCOUNT
                                         (CLASS A)          (CLASS B)              (CLASS A)               (CLASS A)
                                     -----------------  -----------------  ----------------------  -------------------------
                                      2007 (b)   2006     2007 (b)   2006      2007      2006 (c)      2007        2006 (c)
                                     ----------  -----  ----------  -----  ----------  ----------  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (70,691)  $--   $  (14,724)   $--  $ (174,151) $    1,035  $  (128,956)  $  (207,599)
   Net realized gains (losses)          108,210    --        2,006     --     272,309     336,978    1,687,251       110,595
   Change in unrealized gains
      (losses) on investments         1,139,133    --       65,605     --     358,674     409,706   (4,223,659)    3,263,550
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations              1,176,652    --       52,887     --     456,832     747,719   (2,665,364)    3,166,546
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              153,442    --       36,430     --     198,113     203,620      304,935       373,442
   Transfers from other funding
      options                         5,634,569    --    2,034,165     --   1,889,901   7,707,291    1,886,078    15,945,212
   Contract charges                        (972)   --         (240)    --      (2,274)     (1,982)      (4,986)       (5,793)
   Contract surrenders                 (144,427)   --      (20,060)    --    (397,118)   (280,806)    (816,985)     (396,766)
   Transfers to other funding
      options                          (797,616)   --      (67,308)    --    (970,813)   (290,136)  (3,572,093)   (1,130,589)
   Other receipts (payments)             (3,094)   --           --     --     (43,967)         --      (60,739)      (45,594)
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   4,841,902    --    1,982,987     --     673,842   7,337,987   (2,263,790)   14,739,912
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets                6,018,554    --    2,035,874     --   1,130,674   8,085,706   (4,929,154)   17,906,458
NET ASSETS:
   Beginning of period                       --    --           --     --   8,085,706          --   17,906,458            --
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
   End of period                     $6,018,554   $--   $2,035,874    $--  $9,216,380  $8,085,706  $12,977,304   $17,906,458
                                     ==========   ===   ==========    ===  ==========  ==========  ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                                        MIST OPPENHEIMER     MIST PIMCO INFLATION
                                      CAPITAL APPRECIATION      PROTECTED BOND        MIST PIONEER FUND
                                           SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                           (CLASS B)              (CLASS A)               (CLASS A)
                                     ----------------------  --------------------  ----------------------
                                        2007      2006 (c)       2007 (b)   2006      2007      2006 (c)
                                     ----------  ----------    -----------  ----   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (116,761) $  (64,493)   $  (150,694)  $--   $  (13,786) $  (16,608)
   Net realized gains (losses)          432,496     (16,184)        24,102    --       59,189       1,161
   Change in unrealized gains
      (losses) on investments           335,584     167,915        810,364    --        1,961     108,210
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                651,319      87,238        683,772    --       47,364      92,763
                                     ----------  ----------    -----------   ---   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              488,980     712,505         45,265    --          954       7,313
   Transfers from other funding
      options                         1,288,621   5,437,258     12,489,099    --      109,093   1,298,290
   Contract charges                      (1,868)     (1,758)        (3,187)   --         (285)       (285)
   Contract surrenders                 (294,736)   (114,790)      (363,615)   --     (145,415)    (18,744)
   Transfers to other funding
      options                          (867,024)   (416,857)      (861,169)   --     (283,051)    (11,965)
   Other receipts (payments)            (72,172)    (86,889)       (13,282)   --           --          --
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     541,801   5,529,469     11,293,111    --     (318,704)  1,274,609
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets                1,193,120   5,616,707     11,976,883    --     (271,340)  1,367,372
NET ASSETS:
   Beginning of period                5,616,707          --             --    --    1,367,372          --
                                     ----------  ----------    -----------   ---   ----------  ----------
   End of period                     $6,809,827  $5,616,707    $11,976,883   $--   $1,096,032  $1,367,372
                                     ==========  ==========    ===========   ===   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST PIONEER MID-CAP VALUE  MIST PIONEER STRATEGIC INCOME
                                             SUBACCOUNT                    SUBACCOUNT
                                             (CLASS A)                     (CLASS A)
                                     --------------------------  -----------------------------
                                          2007 (a)  2006 (c)            2007      2006 (c)
                                         ---------  --------         ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $    (912) $ (4,242)        $ (115,724) $  311,067
   Net realized gains (losses)              70,390     6,556             23,086       8,461
   Change in unrealized gains
      (losses) on investments              (22,913)   22,913            511,935     (29,805)
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                    46,565    25,227            419,297     289,723
                                         ---------  --------         ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   4,944    25,261             61,431      73,463
   Transfers from other funding
      options                                3,524   460,166          1,049,246   9,487,051
   Contract charges                             --      (111)            (2,162)     (2,307)
   Contract surrenders                        (440)   (4,588)          (321,785)   (130,452)
   Transfers to other funding
      options                             (521,123)   (4,333)          (760,979)   (450,839)
   Other receipts (payments)                    --   (35,092)           (33,357)    (81,419)
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (513,095)  441,303             (7,606)  8,895,497
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets                    (466,530)  466,530            411,691   9,185,220
NET ASSETS:
   Beginning of period                     466,530        --          9,185,220          --
                                         ---------  --------         ----------  ----------
   End of period                         $      --  $466,530         $9,596,911  $9,185,220
                                         =========  ========         ==========  ==========

                                         MIST THIRD AVENUE          MSF BLACKROCK
                                          SMALL CAP VALUE         AGGRESSIVE GROWTH
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS D)
                                     ------------------------  ----------------------
                                         2007       2006 (c)      2007      2006 (c)
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (297,607) $   (99,480) $ (100,116) $  (60,848)
   Net realized gains (losses)           672,144       (2,289)     49,747      (9,735)
   Change in unrealized gains
      (losses) on investments         (2,462,404)     373,765     926,137     (51,592)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations              (2,087,867)     271,996     875,768    (122,175)
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               442,010      146,388      93,087      40,666
   Transfers from other funding
      options                         16,622,982   12,096,576     551,620   5,191,371
   Contract charges                       (8,108)      (1,758)     (1,397)     (1,400)
   Contract surrenders                (1,108,507)    (244,609)   (229,644)   (101,681)
   Transfers to other funding
      options                         (2,530,412)    (167,558)   (324,716)   (100,328)
   Other receipts (payments)             (61,732)          --     (33,630)    (19,625)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   13,356,233   11,829,039      55,320   5,009,003
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                11,268,366   12,101,035     931,088   4,886,828
NET ASSETS:
   Beginning of period                12,101,035           --   4,886,828          --
                                     -----------  -----------  ----------  ----------
   End of period                     $23,369,401  $12,101,035  $5,817,916  $4,886,828
                                     ===========  ===========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.


                                     MSF BLACKROCK BOND INCOME   MSF BLACKROCK MONEY MARKET      MSF FI LARGE CAP
                                           SUBACCOUNT                   SUBACCOUNT                  SUBACCOUNT
                                            (CLASS A)                   (CLASS A)                    (CLASS A)
                                     -------------------------  ----------------------------  ----------------------
                                         2007       2006 (c)         2007          2006 (c)     2007        2006 (c)
                                      ----------  ----------    ------------    ------------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  107,100  $ (104,100)   $    835,049    $    427,746  $  (86,260) $  (61,579)
   Net realized gains (losses)            40,283       8,614              --              --     332,871     (12,487)
   Change in unrealized gains
      (losses) on investments            205,044     382,878              --              --    (148,568)    123,803
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 352,427     287,392         835,049         427,746      98,043      49,737
                                      ----------  ----------    ------------    ------------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                56,851     280,480       4,632,317       5,472,436      72,653      38,880
   Transfers from other funding
      options                            724,406   8,297,101      30,971,588      29,303,741      78,907   5,006,130
   Contract charges                       (2,792)     (2,933)         (7,170)         (6,114)     (1,377)     (1,448)
   Contract surrenders                  (420,040)   (128,907)     (6,319,569)     (1,082,926)   (292,225)    (81,878)
   Transfers to other funding
      options                           (365,389)   (452,070)    (18,346,813)    (11,000,839)   (226,509)   (147,673)
   Other receipts (payments)             (80,708)    (94,947)       (214,864)       (127,971)    (38,133)         --
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (87,672)  7,898,724      10,715,489      22,558,327    (406,684)  4,814,011
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets                   264,755   8,186,116      11,550,538      22,986,073    (308,641)  4,863,748
NET ASSETS:
   Beginning of period                 8,186,116          --      22,986,073              --   4,863,748          --
                                      ----------  ----------    ------------    ------------  ----------  ----------
   End of period                      $8,450,871  $8,186,116    $ 34,536,611    $ 22,986,073  $4,555,107  $4,863,748
                                      ==========  ==========    ============    ============  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                MSF METLIFE AGGRESSIVE
                                        MSF FI VALUE LEADERS          ALLOCATION
                                            SUBACCOUNT                SUBACCOUNT
                                            (CLASS D)                 (CLASS B)
                                     ------------------------  -----------------------
                                        2007       2006 (c)      2007         2006 (c)
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (129,129) $  (141,256) $  (40,949) $  (20,880)
   Net realized gains (losses)         1,048,151       (5,539)     24,075      (1,689)
   Change in unrealized gains
      (losses) on investments           (661,337)     399,189      13,243     111,994
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 257,685      252,394      (3,631)     89,425
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               320,866      180,953      57,981      50,481
   Transfers from other funding
      options                            351,739   11,075,041     575,785   1,661,481
   Contract charges                       (3,281)      (3,406)     (1,079)       (726)
   Contract surrenders                  (315,656)    (208,579)    (35,823)    (40,728)
   Transfers to other funding
      options                           (608,769)    (189,704)   (201,104)     (4,383)
   Other receipts (payments)              (1,851)     (30,376)         --     (89,561)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (256,952)  10,823,929     395,760   1,576,564
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                       733   11,076,323     392,129   1,665,989
NET ASSETS:
   Beginning of period                11,076,323           --   1,665,989          --
                                     -----------  -----------  ----------  ----------
   End of period                     $11,077,056  $11,076,323  $2,058,118  $1,665,989
                                     ===========  ===========  ==========  ==========

                                     MSF METLIFE CONSERVATIVE  MSF METLIFE CONSERVATIVE
                                            ALLOCATION         TO MODERATE ALLOCATION
                                            SUBACCOUNT              SUBACCOUNT
                                            (CLASS B)                (CLASS B)
                                     ------------------------  ------------------------
                                       2007       2006 (c)       2007        2006 (c)
                                      ----------  ----------   -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (48,656) $  (33,674)  $   (60,710) $  (22,538)
   Net realized gains (losses)            60,727       5,248        59,139         (50)
   Change in unrealized gains
      (losses) on investments             65,380     143,963        47,336     111,973
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  77,451     115,537        45,765      89,385
                                      ----------  ----------   -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 5,576      17,222       267,277      71,199
   Transfers from other funding
      options                            897,600   2,611,576     3,107,057   1,878,219
   Contract charges                         (393)       (351)       (1,036)       (829)
   Contract surrenders                   (75,345)    (44,508)   (1,341,761)    (11,382)
   Transfers to other funding
      options                           (800,265)     (4,759)      (76,792)     (1,602)
   Other receipts (payments)                  --          --            --     (85,875)
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       27,173   2,579,180     1,954,745   1,849,730
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets                   104,624   2,694,717     2,000,510   1,939,115
NET ASSETS:
   Beginning of period                 2,694,717          --     1,939,115          --
                                      ----------  ----------   -----------  ----------
   End of period                      $2,799,341  $2,694,717   $ 3,939,625  $1,939,115
                                      ==========  ==========   ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                            MSF METLIFE        MSF METLIFE MODERATE TO
                                        MODERATE ALLOCATION     AGGRESSIVE ALLOCATION    MSF MFS TOTAL RETURN
                                            SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                             (CLASS B)                (CLASS B)               (CLASS B)
                                     ------------------------  -----------------------  ----------------------
                                         2007       2006 (c)       2007      2006 (c)      2007      2006 (c)
                                     -----------  -----------  -----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (253,906) $  (141,228) $  (145,100) $  (90,249) $   (8,799) $  (51,904)
   Net realized gains (losses)           144,105      (14,208)     308,978     (32,440)    181,287       5,810
   Change in unrealized gains
      (losses) on investments            349,440      691,802       30,367     481,484    (106,545)    306,914
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 239,639      536,366      194,245     358,795      65,943     260,820
                                     -----------  -----------  -----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               287,039      314,604      262,356     114,877     439,275      55,068
   Transfers from other funding
      options                          2,385,272   10,944,813    1,582,231   7,151,786   1,318,592   4,199,867
   Contract charges                       (3,170)      (2,456)      (2,790)     (2,017)       (888)       (881)
   Contract surrenders                  (434,510)    (197,497)    (215,285)    (63,866)   (198,893)    (54,601)
   Transfers to other funding
      options                           (856,998)    (295,564)  (1,981,551)   (474,430)   (305,811)   (260,197)
   Other receipts (payments)             (98,739)    (174,610)    (250,147)         --     (32,325)     (1,847)
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    1,278,894   10,589,290     (605,186)  6,726,350   1,219,950   3,937,409
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                 1,518,533   11,125,656     (410,941)  7,085,145   1,285,893   4,198,229
NET ASSETS:
   Beginning of period                11,125,656           --    7,085,145          --   4,198,229          --
                                     -----------  -----------  -----------  ----------  ----------  ----------
   End of period                     $12,644,189  $11,125,656  $ 6,674,204  $7,085,145  $5,484,122  $4,198,229
                                     ===========  ===========  ===========  ==========  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                    MSF OPPENHEIMER
                                       MSF MFS TOTAL RETURN          GLOBAL EQUITY
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS F)                 (CLASS B)
                                     ------------------------  ------------------------
                                         2007       2006 (c)       2007       2006 (c)
                                     -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     7,732  $  (432,641) $  (357,805) $  (407,254)
   Net realized gains (losses)         1,410,637       42,006    1,126,445      (74,812)
   Change in unrealized gains
      (losses) on investments           (670,943)   2,583,830      822,708    2,222,408
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 747,426    2,193,195    1,591,348    1,740,342
                                     -----------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               401,822      813,564    1,181,304    1,515,439
   Transfers from other funding
      options                          1,187,260   33,494,651    1,334,790   34,564,009
   Contract charges                      (11,007)     (11,377)      (8,879)      (8,617)
   Contract surrenders                (1,123,813)    (648,058)  (1,161,257)    (456,742)
   Transfers to other funding
      options                         (2,161,949)  (1,274,183)  (4,691,124)  (2,117,664)
   Other receipts (payments)            (141,822)    (139,316)     (86,026)    (124,128)
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,849,509)  32,235,281   (3,431,192)  33,372,297
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                (1,102,083)  34,428,476   (1,839,844)  35,112,639
NET ASSETS:
   Beginning of period                34,428,476           --   35,112,639           --
                                     -----------  -----------  -----------  -----------
   End of period                     $33,326,393  $34,428,476  $33,272,795  $35,112,639
                                     ===========  ===========  ===========  ===========

                                                                   MSF WESTERN
                                        MSF T. ROWE PRICE        ASSET MANAGEMENT
                                        LARGE CAP GROWTH         HIGH YIELD BOND
                                           SUBACCOUNT               SUBACCOUNT
                                            (CLASS B)               (CLASS A)
                                     ----------------------  -----------------------
                                        2007      2006 (c)     2007 (a)    2006 (c)
                                     ----------  ----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (44,612) $  (31,862) $   712,108  $  (88,498)
   Net realized gains (losses)           50,343       6,115       58,857      13,376
   Change in unrealized gains
      (losses) on investments           164,458     194,772     (497,478)    497,478
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                170,189     169,025      273,487     422,356
                                     ----------  ----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               11,586       1,362       39,841      95,216
   Transfers from other funding
      options                           246,254   2,626,077      398,977   7,409,746
   Contract charges                        (392)       (470)         (14)     (2,551)
   Contract surrenders                 (104,152)    (51,035)     (82,306)   (152,565)
   Transfers to other funding
      options                          (115,830)   (222,432)  (7,937,563)   (376,472)
   Other receipts (payments)                 --          --      (12,154)    (75,998)
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      37,466   2,353,502   (7,593,219)  6,897,376
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets                  207,655   2,522,527   (7,319,732)  7,319,732
NET ASSETS:
   Beginning of period                2,522,527          --    7,319,732          --
                                     ----------  ----------  -----------  ----------
   End of period                     $2,730,182  $2,522,527  $        --  $7,319,732
                                     ==========  ==========  ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     MSF WESTERN ASSET MANAGEMENT
                                           U.S. GOVERNMENT           PIMCO VIT REAL RETURN     PIMCO VIT TOTAL RETURN
                                              SUBACCOUNT                   SUBACCOUNT                SUBACCOUNT
                                              (CLASS A)              (ADMINISTRATIVE CLASS)    (ADMINISTRATIVE CLASS)
                                     ----------------------------  -------------------------  ------------------------
                                        2007            2006 (c)     2007 (a)        2006         2007         2006
                                     ----------        ----------  ----------    -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   63,106        $  (71,714) $    103,446  $   268,708  $   749,690  $   626,122
   Net realized gains (losses)           50,596            13,736      (699,546)     260,253      (84,476)      88,236
   Change in unrealized gains
      (losses) on investments            43,861           263,997       811,182     (664,975)   1,029,439     (233,164)
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                157,563           206,019       215,082     (136,014)   1,694,653      481,194
                                     ----------        ----------  ------------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               46,661            81,080        77,317      598,422      187,484    1,148,037
   Transfers from other funding
      options                           637,378         6,731,173       442,120    1,386,466    2,340,729    2,943,855
   Contract charges                      (1,916)           (2,090)           (8)      (3,451)      (7,943)      (8,449)
   Contract surrenders                 (656,978)         (161,437)     (118,544)    (408,641)  (1,352,693)    (691,486)
   Transfers to other funding
      options                          (564,902)         (462,331)  (11,870,289)  (1,138,470)  (1,913,024)  (1,278,335)
   Other receipts (payments)            (34,201)          (47,333)      (51,349)     (46,014)    (109,648)    (128,581)
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (573,958)        6,139,062   (11,520,753)     388,312     (855,095)   1,985,041
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                 (416,395)        6,345,081   (11,305,671)     252,298      839,558    2,466,235
NET ASSETS:
   Beginning of period                6,345,081                --    11,305,671   11,053,373   26,181,299   23,715,064
                                     ----------        ----------  ------------  -----------  -----------  -----------
   End of period                     $5,928,686        $6,345,081  $         --  $11,305,671  $27,020,857  $26,181,299
                                     ==========        ==========  ============  ===========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER AMERICA INCOME VCT  PIONEER BOND VCT
                                             SUBACCOUNT             SUBACCOUNT
                                             (CLASS II)             (CLASS II)
                                     --------------------------  ----------------
                                       2007 (d)         2006      2007 (e)   2006
                                     ------------   -----------  ----------   ---
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    217,100   $   185,865  $   36,333   $--
   Net realized gains (losses)            (93,308)      (52,093)        656    --
   Change in unrealized gains
      (losses) on investments             208,007       (36,922)     68,283    --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                  331,799        96,850     105,272    --
                                     ------------   -----------  ----------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              1,049,954     1,642,968      15,428    --
   Transfers from other funding
      options                           2,722,121     1,479,627   9,833,238    --
   Contract charges                        (3,064)       (2,377)         (2)   --
   Contract surrenders                   (313,196)     (384,720)    (75,833)   --
   Transfers to other funding
      options                         (12,254,438)   (1,599,120)   (151,884)   --
   Other receipts (payments)             (122,403)      (62,078)    (19,543)   --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (8,921,026)    1,074,300   9,601,404    --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets                 (8,589,227)    1,171,150   9,706,676    --
NET ASSETS:
   Beginning of period                  8,589,227     7,418,077          --    --
                                     ------------   -----------  ----------   ---
   End of period                     $         --   $ 8,589,227  $9,706,676   $--
                                     ============   ===========  ==========   ===

                                     PIONEER CULLEN VALUE VCT  PIONEER EMERGING MARKETS VCT
                                            SUBACCOUNT                  SUBACCOUNT
                                            (CLASS II)                  (CLASS II)
                                     ------------------------  ----------------------------
                                        2007        2006           2007             2006
                                     ----------    ----------  -----------      -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (74,779)   $  (52,887) $  (213,399)     $  (128,755)
   Net realized gains (losses)           61,965        29,082    1,979,837        1,048,986
   Change in unrealized gains
      (losses) on investments           291,114       492,415    2,768,304        1,449,386
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from operations                278,300       468,610    4,534,742        2,369,617
                                     ----------    ----------  -----------      -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            2,005,898     3,035,083    1,267,341        2,921,001
   Transfers from other funding
      options                         1,115,947       865,061    2,696,282          971,810
   Contract charges                      (1,868)         (839)      (4,327)          (2,588)
   Contract surrenders                 (166,340)      (56,912)    (511,022)        (367,906)
   Transfers to other funding
      options                          (306,752)     (382,637)  (2,046,340)      (1,124,804)
   Other receipts (payments)            (19,603)           --     (132,244)        (195,327)
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   2,627,282     3,459,756    1,269,690        2,202,186
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets                2,905,582     3,928,366    5,804,432        4,571,803
NET ASSETS:
   Beginning of period                5,354,951     1,426,585   10,762,696        6,190,893
                                     ----------    ----------  -----------      -----------
   End of period                     $8,260,533    $5,354,951  $16,567,128      $10,762,696
                                     ==========    ==========  ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER EQUITY INCOME VCT  PIONEER EQUITY OPPORTUNITY VCT      PIONEER FUND VCT
                                            SUBACCOUNT                   SUBACCOUNT                    SUBACCOUNT
                                            (CLASS II)                    (CLASS II)                   (CLASS II)
                                     -------------------------  ------------------------------  ------------------------
                                        2007           2006          2007 (d)         2006         2007         2006
                                     -----------   -----------  --------------   -------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    66,094   $    60,980     $    (9,820)  $ (1,674) $   (99,274) $   (71,730)
   Net realized gains (losses)           679,488       282,110          93,595        717      239,790      115,066
   Change in unrealized gains
      (losses) on investments           (959,180)    1,444,717         (18,944)    17,843      121,440    1,106,155
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                (213,598)    1,787,807          64,831     16,886      261,956    1,149,491
                                     -----------   -----------     -----------   --------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,846,017     2,232,730         122,645    156,477      870,201    1,315,960
   Transfers from other funding
      options                          1,360,837     1,726,685         740,576      9,867    6,880,162      687,754
   Contract charges                       (3,996)       (3,348)           (373)       (76)      (3,079)      (3,044)
   Contract surrenders                  (443,711)     (424,128)         (9,363)      (729)    (552,260)    (562,938)
   Transfers to other funding
      options                         (1,771,616)   (1,220,798)     (1,114,099)   (18,441)    (819,925)    (391,104)
   Other receipts (payments)            (171,443)     (115,242)             --         --      (94,967)     (99,763)
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      816,088     2,195,899        (260,614)   147,098    6,280,132      946,865
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets                   602,490     3,983,706        (195,783)   163,984    6,542,088    2,096,356
NET ASSETS:
   Beginning of period                11,862,483     7,878,777         195,783     31,799   10,008,672    7,912,316
                                     -----------   -----------     -----------   --------  -----------  -----------
   End of period                     $12,464,973   $11,862,483     $        --   $195,783  $16,550,760  $10,008,672
                                     ===========   ===========     ===========   ========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER GLOBAL HIGH YIELD VCT   PIONEER HIGH YIELD VCT
                                               SUBACCOUNT                  SUBACCOUNT
                                               (CLASS II)                  (CLASS II)
                                     -----------------------------  ------------------------
                                        2007               2006        2007         2006
                                     ----------         ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  289,601         $   89,795  $   459,431  $   421,635
   Net realized gains (losses)           69,444             20,174      134,866       56,927
   Change in unrealized gains
      (losses) on investments          (395,188)            64,830      (54,625)     300,511
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                (36,143)           174,799      539,672      779,073
                                     ----------         ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            1,546,977          2,469,219    1,405,819    4,727,897
   Transfers from other funding
      options                           843,205            672,804    5,296,605    3,553,029
   Contract charges                      (1,151)              (332)      (3,011)      (3,291)
   Contract surrenders                 (287,550)           (17,072)    (910,047)    (650,639)
   Transfers to other funding
      options                          (418,850)          (478,191)  (7,503,133)  (3,239,433)
   Other receipts (payments)            (10,101)                --     (132,576)    (173,699)
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   1,672,530          2,646,428   (1,846,343)   4,213,864
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets                1,636,387          2,821,227   (1,306,671)   4,992,937
NET ASSETS:
   Beginning of period                3,517,328            696,101   14,826,051    9,833,114
                                     ----------         ----------  -----------  -----------
   End of period                     $5,153,715         $3,517,328  $13,519,380  $14,826,051
                                     ==========         ==========  ===========  ===========

                                          PIONEER IBBOTSON          PIONEER IBBOTSON
                                     AGGRESSIVE ALLOCATION VCT    GROWTH ALLOCATION VCT
                                            SUBACCOUNT                 SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     -------------------------  -------------------------
                                        2007           2006         2007         2006
                                     ----------     ----------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (32,614)    $  (48,774) $ (1,121,019) $  (588,483)
   Net realized gains (losses)          186,759         34,007     1,983,391      115,909
   Change in unrealized gains
      (losses) on investments           (20,808)       368,587     1,225,391    4,205,295
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                133,337        353,820     2,087,763    3,732,721
                                     ----------     ----------  ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            1,032,713      2,472,776    40,554,618   51,768,686
   Transfers from other funding
      options                           126,731        481,825    10,187,395    5,930,069
   Contract charges                      (2,000)          (884)      (22,456)      (4,469)
   Contract surrenders                  (84,960)        (5,802)   (2,618,825)    (269,339)
   Transfers to other funding
      options                           (99,716)       (48,506)   (4,218,945)   1,043,771)
   Other receipts (payments)                 --             --      (152,397)          --
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     972,768      2,899,409    43,729,390   56,381,176
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets                1,106,105      3,253,229    45,817,153   60,113,897
NET ASSETS:
   Beginning of period                4,419,580      1,166,351    64,824,560    4,710,663
                                     ----------     ----------  ------------  -----------
   End of period                     $5,525,685     $4,419,580  $110,641,713  $64,824,560
                                     ==========     ==========  ============  ===========

   The accompanying notes are an integral part of these financial statements.

                                         PIONEER IBBOTSON
                                      MODERATE ALLOCATION VCT  PIONEER INDEPENDENCE VCT  PIONEER INTERNATIONAL VALUE VCT
                                             SUBACCOUNT               SUBACCOUNT                    SUBACCOUNT
                                            (CLASS II)                (CLASS II)                    (CLASS II)
                                     ------------------------  ------------------------  -------------------------------
                                         2007         2006         2007        2006              2007        2006
                                     -----------  -----------  -----------  ----------       -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (545,028) $  (309,882)  $  (42,182) $  (29,716)      $   (79,991) $  (35,987)
   Net realized gains (losses)           907,494      138,418       48,691      13,876           273,517      34,026
   Change in unrealized gains
      (losses) on investments            938,264    1,936,597      109,418     123,706           293,415     408,127
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               1,300,730    1,765,133      115,927     107,866           486,941     406,166
                                     -----------  -----------   ----------  ----------       -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            16,344,061   20,180,703      408,137     254,028           781,990     806,241
   Transfers from other funding
      options                          6,252,221   11,778,814      253,259     160,737         1,704,020   1,946,212
   Contract charges                      (11,848)      (3,534)        (495)       (359)           (1,295)       (708)
   Contract surrenders                (1,559,261)    (273,742)     (43,176)    (35,217)         (144,346)    (40,013)
   Transfers to other funding
      options                         (3,344,298)    (266,107)    (209,850)   (127,418)       (1,369,579)   (184,467)
   Other receipts (payments)            (343,836)    (154,507)      (4,408)     (5,296)          (30,293)    (20,998)
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   17,337,039   31,261,627      403,467     246,475           940,497   2,506,267
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets                18,637,769   33,026,760      519,394     354,341         1,427,438   2,912,433
NET ASSETS:
   Beginning of period                37,906,944    4,880,184    1,778,174   1,423,833         4,369,095   1,456,662
                                     -----------  -----------   ----------  ----------       -----------  ----------
   End of period                     $56,544,713  $37,906,944   $2,297,568  $1,778,174       $ 5,796,533  $4,369,095
                                     ===========  ===========   ==========  ==========       ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                    PIONEER OAK RIDGE
                                     PIONEER MID CAP VALUE VCT    LARGE CAP GROWTH VCT
                                             SUBACCOUNT                SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     -------------------------  -----------------------
                                         2007         2006         2007         2006
                                     -----------  -----------   ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (148,543) $  (173,512)  $ (105,686) $   (90,484)
   Net realized gains (losses)         1,070,147    2,358,984      179,119      106,805
   Change in unrealized gains
      (losses) on investments           (602,644)  (1,250,420)     273,910        7,665
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 318,960      935,052      347,343       23,986
                                     -----------  -----------   ----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,096,706    2,298,225      464,225      794,697
   Transfers from other funding
      options                          1,874,593      824,473      924,404    1,464,124
   Contract charges                       (3,542)      (3,227)      (1,509)      (1,105)
   Contract surrenders                  (433,088)    (488,687)    (438,646)    (117,599)
   Transfers to other funding
      options                         (1,793,419)  (1,339,504)    (917,663)  (1,065,688)
   Other receipts (payments)             (91,342)     (18,426)     (46,207)          --
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      649,908    1,272,854      (15,396)   1,074,429
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets                   968,868    2,207,906      331,947    1,098,415
NET ASSETS:
   Beginning of period                10,452,814    8,244,908    5,708,645    4,610,230
                                     -----------  -----------   ----------  -----------
   End of period                     $11,421,682  $10,452,814   $6,040,592  $ 5,708,645
                                     ===========  ===========   ==========  ===========

                                                                     PIONEER SMALL AND MID CAP
                                     PIONEER REAL ESTATE SHARES VCT          GROWTH VCT
                                               SUBACCOUNT                    SUBACCOUNT
                                               (CLASS II)                    (CLASS II)
                                     ------------------------------  -------------------------
                                            2007         2006           2007 (d)      2006
                                        -----------  -----------      -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $    70,655  $    49,318      $   (39,793) $  (36,284)
   Net realized gains (losses)            1,260,317      617,734          646,306       8,449
   Change in unrealized gains
      (losses) on investments            (3,590,805)   1,863,546         (250,221)    137,346
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (2,259,833)   2,530,598          356,292     109,511
                                        -----------  -----------      -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                1,454,258    2,255,687          137,529     485,259
   Transfers from other funding
      options                             1,182,464    1,287,071          595,324      36,309
   Contract charges                          (2,880)      (2,793)            (560)       (392)
   Contract surrenders                     (486,564)    (223,500)         (75,764)    (43,539)
   Transfers to other funding
      options                            (3,159,590)  (1,170,566)      (3,257,540)    (50,278)
   Other receipts (payments)                (61,386)    (146,404)         (16,626)         --
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (1,073,698)   1,999,495       (2,617,637)    427,359
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets                   (3,333,531)   4,530,093       (2,261,345)    536,870
NET ASSETS:
   Beginning of period                   11,118,216    6,588,123        2,261,345   1,724,475
                                        -----------  -----------      -----------  ----------
   End of period                        $ 7,784,685  $11,118,216      $        --  $2,261,345
                                        ===========  ===========      ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER SMALL CAP VALUE VCT  PIONEER STRATEGIC INCOME VCT     PIONEER VALUE VCT
                                              SUBACCOUNT                   SUBACCOUNT                  SUBACCOUNT
                                              (CLASS II)                   (CLASS II)                  (CLASS II)
                                     ---------------------------  ----------------------------  -----------------------
                                           2007        2006             2007         2006         2007 (d)      2006
                                       -----------  ----------      -----------  -----------    -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $  (107,353) $ (114,713)     $   692,530  $   576,131    $    65,735  $  (94,591)
   Net realized gains (losses)           1,770,844     289,914           98,975       46,364        771,582     343,489
   Change in unrealized gains
      (losses) on investments           (2,363,206)    522,393          104,962      128,927       (839,576)    416,845
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  (699,715)    697,594          896,467      751,422         (2,259)    665,743
                                       -----------  ----------      -----------  -----------    -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 789,804   1,788,456        2,877,348    3,742,454        196,969     775,250
   Transfers from other funding
      options                              455,525   1,804,887        2,642,452    2,017,657        458,414     243,237
   Contract charges                         (2,095)     (1,703)          (6,062)      (5,418)        (2,222)     (2,146)
   Contract surrenders                    (462,460)   (163,801)      (1,203,399)  (1,233,770)      (243,576)   (355,280)
   Transfers to other funding
      options                             (940,063)   (931,256)      (1,430,767)  (1,161,335)    (6,396,255)   (189,772)
   Other receipts (payments)               (42,858)    (58,791)        (801,236)    (219,089)       (82,850)    (75,500)
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (202,147)  2,437,792        2,078,336    3,140,499     (6,069,520)    395,789
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets                    (901,862)  3,135,386        2,974,803    3,891,921     (6,071,779)  1,061,532
NET ASSETS:
   Beginning of period                   7,796,608   4,661,222       19,447,230   15,555,309      6,071,779   5,010,247
                                       -----------  ----------      -----------  -----------    -----------  ----------
   End of period                       $ 6,894,746  $7,796,608      $22,422,033  $19,447,230    $        --  $6,071,779
                                       ===========  ==========      ===========  ===========    ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PUTNAM VT INTERNATIONAL EQUITY  PUTNAM VT SMALL CAP VALUE
                                               SUBACCOUNT                    SUBACCOUNT
                                               (CLASS IB)                    (CLASS IB)
                                     ------------------------------  -------------------------
                                            2007 (a)    2006           2007 (a)        2006
                                           ---------  --------       ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $  16,024  $ (8,164)      $     (7,937) $  (218,591)
   Net realized gains (losses)               282,070    26,433          2,725,377    1,449,694
   Change in unrealized gains
      (losses) on investments               (240,847)  134,511         (1,726,958)     739,196
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                      57,247   152,780            990,482    1,970,299
                                           ---------  --------       ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                       512     2,309             61,685      801,368
   Transfers from other funding
      options                                  1,330    43,978             90,997      856,065
   Contract charges                               --      (119)               (18)      (5,127)
   Contract surrenders                        (6,044)  (24,754)           (80,291)    (370,314)
   Transfers to other funding
      options                               (776,602)  (63,667)       (16,048,838)  (1,034,201)
   Other receipts (payments)                      --        --                 --      (60,124)
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions         (780,804)  (42,253)       (15,976,465)     187,667
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets                      (723,557)  110,527        (14,985,983)   2,157,966
NET ASSETS:
   Beginning of period                       723,557   613,030         14,985,983   12,828,017
                                           ---------  --------       ------------  -----------
   End of period                           $      --  $723,557       $         --  $14,985,983
                                           =========  ========       ============  ===========

                                      VAN KAMPEN LIT COMSTOCK  VAN KAMPEN LIT ENTERPRISE
                                            SUBACCOUNT                 SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     ------------------------  -------------------------
                                         2007         2006           2007      2006
                                     -----------  -----------      --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (52,709) $   (90,768)     $ (3,160) $ (2,763)
   Net realized gains (losses)           569,162      888,734         2,861       911
   Change in unrealized gains
      (losses) on investments         (1,080,467)     970,506        18,831     9,908
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                (564,014)   1,768,472        18,532     8,056
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               606,814      695,369           636       636
   Transfers from other funding
      options                            565,970      511,715         3,577     4,844
   Contract charges                       (3,381)      (3,698)          (16)      (15)
   Contract surrenders                  (427,146)    (424,238)       (1,974)   (1,920)
   Transfers to other funding
      options                         (1,989,405)  (1,042,727)       (5,610)   (1,251)
   Other receipts (payments)             (73,281)     (95,450)           --        --
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,320,429)    (359,029)       (3,387)    2,294
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets                (1,884,443)   1,409,443        15,145    10,350
NET ASSETS:
   Beginning of period                14,495,677   13,086,234       174,717   164,367
                                     -----------  -----------      --------  --------
   End of period                     $12,611,234  $14,495,677      $189,862  $174,717
                                     ===========  ===========      ========  ========

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                        NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"), a separate account of MetLife Insurance Company of Connecticut (the "Company"), was established by the Company's Board of Directors on November 14, 2002 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Connecticut Department of Insurance.

The Separate Account is divided into Subaccounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

AIM Variable Insurance Funds ("AIM V.I.")
The Alger American Fund ("Alger American")
American Funds Insurance Series ("American Funds")
Credit Suisse Trust
Dreyfus Investment Portfolios ("Dreyfus")
Dreyfus Socially Responsible Growth Fund, Inc. ("Dreyfus Socially Responsible") Dreyfus Variable Investment Fund ("Dreyfus VIF")
DWS Investments VIT Funds ("DWS VIT")
DWS Variable Series I ("DWS I")
DWS Variable Series II ("DWS II")
Fidelity Variable Insurance Products Fund ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Janus Aspen Series ("Janus Aspen")
Legg Mason Partners Variable Equity Trust ("LMPVET")
Legg Mason Partners Variable Income Trust ("LMPVIT")
Met Investors Series Trust ("MIST")
Metropolitan Series Fund, Inc. ("MSF")
PIMCO Variable Insurance Trust ("PIMCO VIT")
Pioneer Variable Contracts Trust ("Pioneer")
Van Kampen Life Investment Trust ("Van Kampen LIT")

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments applied to the Separate Account are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2007 (the share class indicated in parentheses is that of the portfolio, series, or fund in which the Subaccount invests):

AIM V.I. Mid Cap Core Equity Subaccount (Series II)
AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged AllCap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus MidCap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class B)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI Bond Subaccount (Class B)
DWSI Capital Growth Subaccount (Class B)
DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)

1. ORGANIZATION

DWSII International Subaccount (Class B)
DWSII Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small Mid-Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Aggressive Growth Subaccount (Class II)
LMPVET Appreciation Subaccount (Class I)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)

1. ORGANIZATION

MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Capital Appreciation Subaccount (Class E)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Money Market Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer Bond VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)
Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer Independence VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)

1. ORGANIZATION

The following Subaccounts ceased operations during the year ended December 31, 2007:

AIM V.I. Capital Appreciation Subaccount
Credit Suisse Trust Emerging Markets Subaccount
LMPVPI All Cap Subaccount
LMPVPII Growth and Income Subaccount
LMPVPI Large Cap Growth Subaccount
LMPVPII Aggressive Growth Subaccount
LMPVPI Total Return Subaccount
Lord Abbett Growth and Income Subaccount
Lord Abbett Mid Cap Value Subaccount
MIST Pioneer Mid-Cap Value Subaccount
MSF Western Asset Management High Yield Bond Subaccount
PIMCO VIT Real Return Subaccount
Pioneer America Income VCT Subaccount
Pioneer Equity Opportunity VCT Subaccount
Pioneer Small and Mid Cap Growth VCT Subaccount
Pioneer Value VCT Subaccount
Putnam VT International Equity Subaccount
Putnam VT Small Cap Value Subaccount

The operations of the Subaccounts were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

OLD NAME                                             NEW NAME
--------                                             --------
Legg Mason Partners Variable Multiple Discipline     Legg Mason Partners Variable Capital and Income
   Portfolio - Balanced All Cap Growth and Value        Portfolio
Legg Mason Partners Variable Social Awareness Stock  Legg Mason Partners Variable Social Awareness
   Portfolio                                            Portfolio
Janus Capital Appreciation Portfolio                 Janus Forty Portfolio
Pioneer Growth Shares VCT Portfolio                  Pioneer Independence VCT Portfolio

Mergers:

OLD NAME                                             NEW NAME
--------                                             --------
Legg Mason Partners Variable All Cap Portfolio       Legg Mason Partners Variable Fundamental Value Portfolio
Legg Mason Partners Variable Large Cap Growth        Legg Mason Partners Variable III Large Cap Growth
   Portfolio I                                          Portfolio
Legg Mason Partners Variable Total Return Portfolio  Legg Mason Partners Variable Multiple Discipline
                                                        Portfolio - Balanced All Cap Growth and Value
Legg Mason Partners Variable Aggressive Growth       Legg Mason Partners Variable III Aggressive Growth Portfolio
   Portfolio II
Legg Mason Partners Variable Growth and Income       Legg Mason Partners Variable Appreciation Portfolio
   Portfolio
Pioneer Mid-Cap Value Portfolio                      Lazard Mid-Cap Portfolio
Western Asset Management High Yield Bond Portfolio   BlackRock High Yield Portfolio
Pioneer America Income VCT Portfolio                 Pioneer Bond Fund VCT Portfolio
Pioneer Value VCT Portfolio                          Pioneer Fund VCT Portfolio

1. ORGANIZATION

SUBSTITUTIONS:

OLD NAME                                        NEW NAME
--------                                        --------
AIM V.I. Capital Appreciation Fund              Met/AIM Capital Appreciation Portfolio
Credit Suisse Trust Emerging Markets Portfolio  MFS Emerging Markets Equity Portfolio
Lord Abbett Series Growth and Income Portfolio  Lord Abbett Growth and Income Portfolio
Lord Abbett Series Mid Cap Value Portfolio      Lord Abbett Mid-Cap Value Portfolio
PIMCO VIT Real Return Portfolio                 PIMCO Inflation Protected Bond Portfolio
Putnam VT International Equity Fund             MFS Research International Portfolio
Putnam VT Small Cap Value Fund                  Third Avenue Small Cap Value Portfolio

PORTFOLIO SHARE CLASS EXCHANGE:

OLD PORTFOLIO                                   NEW PORTFOLIOLIO
-------------                                   ----------------
BlackRock Large-Cap Core Portfolio (ClassA)     BlackRock Large-Cap Core Portfolio (ClassE)

LIQUIDATIONS:

Pioneer Equity Opportunity VCT Portfolio
Pioneer Small and Mid Cap Growth VCT Portfolio

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable annuity separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series, or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

2. SIGNIFICANT ACCOUNTING POLICIES

ANNUITY PAYOUTS

Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS

Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The contract owner has the opportunity to transfer funds between Subaccounts within the Separate Account or the fixed account, which is an investment option in the Company's general account.

OTHER RECEIPTS (PAYMENTS)

Included in "other receipts (payments)" in the statements of changes in net assets are primarily contract benefits which have been re-deposited with the Company and distributions for payouts.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values which are recorded as expenses in the accompanying statement of operations:

     MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

     ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

     ENHANCED STEPPED-UP PROVISION -- For an additional charge, the total death benefit payable may be increased based on the earnings in the Contracts.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT -- For an additional charge, the Company will guarantee the periodic return on the investment.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE -- For an additional charge, the Company will guarantee payments for life after certain conditions are met.

     GUARANTEED MINIMUM ACCUMULATION BENEFIT -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

     The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2007:

Mortality and Expense Risk                       1.40% - 1.75%
Administrative                                   0.15%
Enhanced Stepped-Up Provision                    0.20%
Guaranteed Minimum Withdrawal Benefit            0.25% - 1.00%
Guaranteed Minimum Withdrawal Benefit for Life   0.65% - 0.80%
Guaranteed Minimum Accumulation Benefit          0.40% - 0.50%

     The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract administrative charge of $40 is assessed on an annual basis for Contracts with a value of less than 100,000. In addition, most Contracts impose a surrender charge which ranges from 0% to 8% if the contract is partially or fully surrendered within the specified surrender charge period. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets.

Certain investments in various portfolios, series, or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are affiliates of the Company.

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
AIM V.I. Mid Cap Core Equity Subaccount
   (Series II) (Cost $2,626,796)                               197,622    2,855,634       467,503        594,210
AIM V.I. Utilities Subaccount (Series I) (Cost $2,128,291)     113,909    2,730,393       728,933        720,635
AIM V.I. Capital Appreciation Subaccount
   (Series II) (Cost $0) (a)                                        --           --       231,957      6,425,274
Alger American Leveraged AllCap Subaccount
   (Class S) (Cost $2,990,625)                                  74,069    4,041,927     1,610,222        576,054
American Funds Global Growth Subaccount
   (Class 2) (Cost $18,067,887)                                962,865   24,071,615     4,522,465      2,612,560
American Funds Growth-Income Subaccount
   (Class 2) (Cost $39,070,498)                              1,064,559   44,988,255     3,457,747      6,024,548
American Funds Growth Subaccount
   (Class 2) (Cost $44,049,325)                                836,160   55,788,573     6,060,868      7,735,621
Credit Suisse Trust Emerging Markets Subaccount
   (Cost $0) (a)                                                    --           --       165,346      5,442,723
Credit Suisse Trust Global Small Cap Subaccount
   (Cost $580,848)                                              48,629      684,699       136,148        303,737
Dreyfus MidCap Stock Subaccount (Service Shares)
   (Cost $4,789,923)                                           286,972    4,433,720     1,015,116      1,237,105
Dreyfus Socially Responsible Growth Subaccount
   (Service Shares) (Cost $228,996)                              9,248      279,745        20,403         57,361
Dreyfus VIF Appreciation Subaccount
   (Initial Shares) (Cost $1,922,532)                           53,506    2,400,273       106,368        358,093
Dreyfus VIF Developing Leaders Subaccount
   (Initial Shares) (Cost $8,884,396)                          223,841    7,239,029     1,524,519        826,576
DWS VIT Equity 500 Index Subaccount
   (Class 2) (Cost $4,789,510)                                 355,350    5,511,473     1,243,933      1,031,954
DWS VIT RREEF Real Estate Securities Subaccount
   (Class B) (Cost $5,208,028)                                 318,968    5,103,483     1,818,012      1,214,310
DWSI Global Opportunities Subaccount
   (Class B) (Cost $2,941,602)                                 211,292    3,807,476       989,105        568,561
DWSII Balanced Subaccount
   (Class B) (Cost $3,280,266)                                 149,220    3,697,679       181,169        593,778
DWSI Bond Subaccount
   (Class B) (Cost $532,382)                                    75,643      526,477       878,154        492,974
DWSI Capital Growth Subaccount
   (Class B) (Cost $6,672,726)                                 391,147    7,944,200       908,322      1,858,212
DWSI Growth & Income Subaccount
   (Class B) (Cost $5,526,020)                                 568,434    6,122,033       321,486      1,080,938
DWSI Health Care Subaccount
   (Class B) (Cost $2,417,747)                                 200,915    2,893,172       475,780        403,291
DWSII International Subaccount
   (Class B) (Cost $4,327,000)                                 386,717    5,793,025       574,974        780,162
DWSII Strategic Income Subaccount
   (Class B) (Cost $4,592,431)                                 405,333    4,714,018     1,122,088      1,370,904
DWSII Blue Chip Subaccount
   (Class B) (Cost $5,667,329)                                 402,558    5,881,372     2,775,152      2,261,324
DWSII Conservative Allocation Subaccount
   (Class B) (Cost $10,263,791)                                931,464   11,019,224     1,265,724      1,464,132
DWSII Core Fixed Income Subaccount
   (Class B) (Cost $6,677,188)                                 569,382    6,718,704       949,439        466,131
DWSII Davis Venture Value Subaccount
   (Class B) (Cost $8,208,141)                                 700,802   10,210,680     1,452,786      1,208,956
DWSII Dreman High Return Equity Subaccount
   (Class B) (Cost $16,039,123)                              1,216,768   17,533,632     1,744,229      2,660,319

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
DWSII Dreman Small Mid Cap Value Subaccount
   (Class B) (Cost $7,763,884)                                 405,524    8,142,916     1,932,296      1,999,084
DWSII Global Thematic Subaccount
   (Class B) (Cost $4,341,506)                                 317,714    4,975,405     1,788,048        862,392
DWSII Government & Agency Securities Subaccount
   (Class B) (Cost $1,451,436)                                 121,168    1,496,424     3,100,004      3,200,409
DWSII Growth Allocation Subaccount
   (Class B) (Cost $15,715,899)                              1,406,559   17,863,295     1,487,202      2,202,573
DWSII High Income Subaccount
   (Class B) (Cost $5,128,842)                                 632,238    4,937,779     1,227,439      1,570,138
DWSII International Select Equity Subaccount
   (Class B) (Cost $4,976,471)                                 380,793    6,359,240     2,145,265        995,267
DWSII Janus Growth & Income Subaccount
   (Class B) (Cost $1,748,020)                                 179,017    2,243,087       141,595        491,609
DWSII Large Cap Value Subaccount
   (Class B) (Cost $2,553,750)                                 165,542    3,178,408       536,009        449,316
DWSII Mid Cap Growth Subaccount
   (Class B) (Cost $813,775)                                    72,232      964,295       343,149        329,320
DWSII Moderate Allocation Subaccount
   (Class B) (Cost $15,434,855)                              1,403,975   17,240,810     1,865,897      1,932,735
DWSII Money Market Subaccount
   (Class B) (Cost $4,766,123)                               4,766,123    4,766,123     9,749,847      9,886,621
DWSII Small Cap Growth Subaccount
   (Class B) (Cost $2,701,690)                                 213,368    3,151,441       552,959        611,521
DWSII Technology Subaccount
   (Class B) (Cost $1,382,806)                                 146,537    1,543,034       604,442        363,475
DWSII Turner Mid Cap Growth Subaccount
   (Class B) (Cost $2,073,336)                                 210,927    2,585,960       584,890        435,391
Fidelity VIP Contrafund Subaccount
   (Service Class 2) (Cost $26,539,926)                        945,780   25,971,107     8,852,706      2,351,914
Fidelity VIP Dynamic Capital Appreciation Subaccount
   (Service Class 2) (Cost $1,312,397)                         165,320    1,484,573       411,064        412,352
Fidelity VIP Mid Cap Subaccount
   (Service Class 2) (Cost $25,943,086)                        860,831   30,671,393     4,397,684      3,103,392
FTVIPT Franklin Rising Dividends Securities Subaccount
   (Class 2) (Cost $12,486,703)                                700,565   13,499,890     2,477,706      2,554,446
FTVIPT Franklin Small Mid-Cap Growth Securities
   Subaccount (Class 2) (Cost $6,644,180)                      319,947    7,329,984     3,108,901      1,032,722
FTVIPT Templeton Developing Markets Securities
   Subaccount (Class 2) (Cost $11,804,957)                   1,097,833   17,565,342     4,300,851      3,467,409
FTVIPT Templeton Foreign Securities Subaccount
   (Class 2) (Cost $16,473,447)                              1,076,048   21,789,963     4,067,504      3,640,258
Janus Aspen Global Life Sciences Subaccount
   (Service Shares) (Cost $227,373)                             26,745      305,965        75,377         54,355
Janus Aspen Global Technology Subaccount
   (Service Shares) (Cost $2,476,060)                          551,469    2,856,610     1,714,230        106,812
Janus Aspen Worldwide Growth Subaccount
   (Service Shares) (Cost $229,287)                              8,278      289,994        62,248         43,361
LMPVET Aggressive Growth Subaccount
   (Class I) (Cost $7,498,545) (b)                             441,783    7,205,488     8,796,560      1,284,149
LMPVET Aggressive Growth Subaccount
   (Class II) (Cost $7,229,950) (b)                            426,178    6,942,448     7,869,060        628,817
LMPVET Appreciation Subaccount
   (Class I) (Cost $1,735,626) (b)                              62,439    1,645,885     1,914,540        182,465

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
LMPVET Equity Index Subaccount
   (Class II) (Cost $11,493,278)                               390,288   13,109,760     1,377,305      1,522,397
LMPVET Fundamental Value Subaccount
   (Class I) (Cost $5,062,224) (b)                             211,658    4,590,855     5,316,619        251,193
LMPVET Investors Subaccount
   (Class I) (Cost $2,601,036)                                 186,448    3,080,115       194,714        209,190
LMPVET Large Cap Growth Subaccount
   (Class I) (Cost $2,428,610) (b)                             146,990    2,440,026     2,671,822        245,769
LMPVET Small Cap Growth Subaccount
   (Class I) (Cost $4,395,761)                                 327,460    4,921,726       488,240        635,289
LMPVET Social Awareness Subaccount
   (Cost $974,341)                                              40,795    1,016,608       187,633         26,779
LMPVPI All Cap Subaccount (Class I) (Cost $0) (a)                   --           --       271,447      4,816,249
LMPVPI All Cap Subaccount (Class II) (Cost $0) (a)                  --           --        33,341        259,004
LMPVPII Growth and Income Subaccount
   (Class I) (Cost $0) (a)                                          --           --        95,849      1,777,473
LMPVPI Large Cap Growth Subaccount
   (Class I) (Cost $0) (a)                                          --           --        37,865      2,771,192
LMPVPII Aggressive Growth Subaccount
   (Class I) (Cost $0) (a)                                          --           --       187,654      8,967,989
LMPVPII Aggressive Growth Subaccount
   (Class II) (Cost $0) (a)                                         --           --       327,003      7,715,462
LMPVET Capital and Income Subaccount
   (Class II) (Cost $5,556,066) (b)                            385,003    4,785,578     5,929,987        377,285
LMPVIT Adjustable Rate Income Subaccount
   (Cost $2,556,242)                                           254,367    2,424,118       202,749        645,273
LMPVPI Total Return Subaccount
   (Class II) (Cost $0) (a)                                         --           --       357,223      4,747,424
Lord Abbett Growth and Income Subaccount
   (Class VC) (Cost $0) (a)                                          --           --       104,826     15,802,246
Lord Abbett Mid-Cap Value Subaccount
   (Class VC) (Cost $0) (a)                                         --           --        51,049     14,470,403
MIST Batterymarch Mid-Cap Stock Subaccount
   (Class A) (Cost $5,850,617)                                 293,272    5,296,486       990,766        579,530
MIST BlackRock High Yield Subaccount
   (Class A) (Cost $11,934,432)                              1,423,152   11,726,776     8,494,567      1,507,108
MIST BlackRock Large-Cap Core Subaccount
   (Class E) (Cost $4,213,711) (b)                             384,145    4,252,489     5,261,150      1,063,173
MIST BlackRock Large-Cap Core Subaccount
   (Class A) (Cost $0) (a)                                          --           --       366,888      5,201,278
MIST Dreman Small-Cap Value Subaccount
   (Class A) (Cost $500,293)                                    36,778      499,083       447,523        308,831
MIST Harris Oakmark International Subaccount
   (Class A) (Cost $7,449,747)                                 418,145    7,221,372     3,183,797      1,453,779
MIST Janus Forty Subaccount
   (Class A) (Cost $9,352,334)                                 126,623   10,612,239     2,360,774      1,023,928
MIST Lazard Mid-Cap Subaccount
   (Class B) (Cost $484,603) (b)                                35,538      430,006       510,219         24,414
MIST Legg Mason Partners Managed Assets
   Subaccount (Class A) (Cost $4,322,000)                      255,211    4,379,421       601,925        327,365
MIST Lord Abbett Bond Debenture Subaccount
   (Class A) (Cost $3,783,995)                                 315,787    3,988,384       937,368      1,026,407
MIST Lord Abbett Growth and Income Subaccount
   (Class B) (Cost $27,796,760)                                993,830   28,512,995    16,934,987      3,409,546

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
MIST Lord Abbett Mid-Cap Value Subaccount
   (Class B) (Cost $13,518,861)                                630,360   12,279,411    14,914,867      1,405,604
MIST Met/AIM Capital Appreciation Subaccount
   (Class A) (Cost $2,916,053)                                 239,984    2,899,011       123,272        299,901
MIST Met/AIM Capital Appreciation Subaccount
   (Class E) (Cost $6,523,175) (b)                             570,040    6,777,774     7,227,851        715,009
MIST Met/AIM Small Cap Growth Subaccount
   (Class A) (Cost $431,505)                                    29,573      439,458       441,525        205,055
MIST MFS Emerging Markets Equity Subaccount
   (Class A) (Cost $4,880,371) (b)                             418,602    6,019,504     5,738,288        966,128
MIST MFS Research International Subaccount
   (Class B) (Cost $1,970,586) (b)                             142,192    2,036,191     2,042,873         74,293
MIST MFS Value Subaccount
   (Class A) (Cost $8,449,486)                                 612,890    9,217,868     1,951,003      1,283,386
MIST Neuberger Berman Real Estate Subaccount
   (Class A) (Cost $13,939,422)                                921,826   12,979,313     2,874,787      3,877,052
MIST Oppenheimer Capital Appreciation Subaccount
   (Class B) (Cost $6,307,392)                                 690,760    6,810,890     1,867,621      1,070,737
MIST PIMCO Inflation Protected Bond Subaccount
   (Class A) (Cost $11,168,410) (b)                          1,092,954   11,978,775    12,280,476      1,136,168
MIST Pioneer Fund Subaccount
   (Class A) (Cost $986,031)                                    71,976    1,096,201       156,126        488,589
MIST Pioneer Mid-Cap Value Subaccount
   (Class A) (Cost $0) (a)                                          --           --        79,074        524,058
MIST Pioneer Strategic Income Subaccount
   (Class A) (Cost $9,116,299)                                 957,927    9,598,429       956,618      1,079,406
MIST Third Avenue Small Cap Value Subaccount
   (Class B) (Cost $25,461,732)                              1,490,631   23,373,093    17,364,562      3,518,511
MSF BlackRock Aggressive Growth Subaccount
   (Class D) (Cost $4,944,278)                                 203,029    5,818,822       583,550        627,946
MSF BlackRock Bond Income Subaccount
   (Class A) (Cost $7,864,278)                                  75,662    8,452,200       883,451        863,688
MSF BlackRock Money Market Subaccount
   (Class A) (Cost $34,542,169)                                345,420   34,542,169    28,574,018     17,020,448
MSF FI Large Cap Subaccount
   (Class A) (Cost $4,580,617)                                 310,767    4,555,852       450,542        619,244
MSF FI Value Leaders Subaccount
   (Class D) (Cost $11,340,999)                                 56,588   11,078,851     1,715,953      1,074,158
MSF MetLife Aggressive Allocation Subaccount
   (Class B) (Cost $1,933,243)                                 163,242    2,058,480       606,889        248,786
MSF MetLife Conservative Allocation Subaccount
   (Class B) (Cost $2,590,480)                                 251,783    2,799,822       902,008        921,992
MSF MetLife Conservative to Moderate Allocation
   Subaccount (Class B) (Cost $3,780,946)                      341,739    3,940,255     3,363,178      1,461,939
MSF MetLife Moderate Allocation Subaccount
   (Class B) (Cost $11,605,056)                              1,057,383   12,646,298     2,534,493      1,489,802
MSF MetLife Moderate to Aggressive Allocation
   Subaccount (Class B) (Cost $6,163,439)                      539,200    6,675,290     1,968,207      2,708,040
MSF MFS Total Return Subaccount
   (Class B) (Cost $5,284,670)                                  35,843    5,485,040     1,878,473        521,109
MSF MFS Total Return Subaccount
   (Class F) (Cost $31,418,813)                                217,215   33,331,699     2,913,970      3,618,006
MSF Oppenheimer Global Equity Subaccount
   (Class B) (Cost $30,232,981)                              1,908,148   33,278,095     2,326,141      5,586,653

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
MSF T. Rowe Price Large Cap Growth Subaccount
   (Class B) (Cost $2,371,380)                                 166,501    2,730,610       265,855        250,141
MSF Western Asset Management High Yield Bond
   Subaccount (Class A) (Cost $0) (a)                               --           --     1,134,308      7,953,467
MSF Western Asset Management U.S. Government
   Subaccount (Class A) (Cost $5,621,668)                      474,742    5,929,526       771,086      1,281,688
PIMCO VIT Real Return Subaccount
   (Administrative Class) (Cost $0) (a)                             --           --       555,292     11,973,789
PIMCO VIT Total Return Subaccount
   (Administrative Class) (Cost $26,818,099)                 2,576,340   27,025,149     2,707,246      2,811,138
Pioneer America Income VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     3,836,126     12,540,940
Pioneer Bond VCT Subaccount
   (Class II) (Cost $9,639,907) (d)                            893,128    9,708,191     9,904,035        264,783
Pioneer Cullen Value VCT Subaccount
   (Class II) (Cost $7,434,146)                                609,277    8,261,796     3,097,274        549,345
Pioneer Emerging Markets VCT Subaccount
   (Class II) (Cost $10,523,440)                               382,496   16,569,716     4,344,911      1,922,275
Pioneer Equity Income VCT Subaccount
   (Class II) (Cost $11,508,088)                               521,843   12,466,829     3,307,595      2,016,416
Pioneer Equity Opportunity VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --       921,575      1,107,836
Pioneer Fund VCT Subaccount
   (Class II) (Cost $14,608,360)                               645,106   16,553,420     7,434,591      1,252,158
Pioneer Global High Yield VCT Subaccount
   (Class II) (Cost $5,482,688)                                534,671    5,154,571     2,704,642        669,347
Pioneer High Yield VCT Subaccount
   (Class II) (Cost $13,622,025)                             1,224,753   13,521,455     7,205,719      8,584,369
Pioneer Ibbotson Aggressive Allocation VCT Subaccount
   (Class II) (Cost $5,125,520)                                440,713    5,526,540     1,361,739        259,353
Pioneer Ibbotson Growth Allocation VCT Subaccount
   (Class II) (Cost $105,046,041)                            8,917,158  110,661,932    47,957,674      3,881,577
Pioneer Ibbotson Moderate Allocation VCT Subaccount
   (Class II) (Cost $53,544,719)                             4,712,892   56,554,705    21,836,322      4,438,636
Pioneer Independence VCT Subaccount
   (Class II) (Cost $1,944,740)                                148,638    2,297,936       639,208        277,745
Pioneer International Value VCT Subaccount
   (Class II) (Cost $4,861,347)                                311,690    5,797,434     2,183,464      1,279,250
Pioneer Mid Cap Value VCT Subaccount
   (Class II) (Cost $12,771,072)                               597,147   11,423,418     4,073,375      2,346,082
Pioneer Oak Ridge Large Cap Growth VCT Subaccount
   (Class II) (Cost $5,330,785)                                463,309    6,041,552     1,318,227      1,414,801
Pioneer Real Estate Shares VCT Subaccount
   (Class II) (Cost $8,686,228)                                332,020    7,785,868     3,129,909      3,143,310
Pioneer Small and Mid Cap Growth VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     1,302,303      3,360,499
Pioneer Small Cap Value VCT Subaccount
   (Class II) (Cost $8,166,182)                                537,895    6,895,810     3,048,226      1,493,412
Pioneer Strategic Income VCT Subaccount
   (Class II) (Cost $22,496,042)                             2,070,700   22,425,511     5,482,330      2,594,109
Pioneer Value VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     1,177,973      6,745,637
Putnam VT International Equity Subaccount
   (Class IB) (Cost $0) (a)                                         --           --       108,666        785,626

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
Putnam VT Small Cap Value Subaccount
   (Class IB) (Cost $0) (a)                                         --           --     1,781,210     16,109,776
Van Kampen LIT Comstock Subaccount
   (Class II) (Cost $12,026,098)                               914,004   12,613,255     1,468,063      2,527,773
Van Kampen LIT Enterprise Subaccount
   (Class II) (Cost $138,627)                                   10,870      189,891         4,344         10,881

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

5. FINANCIAL HIGHLIGHTS

The following is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007.

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
AIM V.I. Mid Cap Core Equity               2007  1,764 1.280 - 1.728     2,855       0.05        1.55 - 2.60         6.40 - 7.60
   Subaccount (Series II)                  2006  1,823 1.203 - 1.606     2,776       0.73        1.55 - 2.60         3.21 - 9.25
                                           2005  1,720 1.112 - 1.470     2,462       0.34        1.55 - 2.60         4.60 - 5.68
                                           2004  1,071 1.067 - 1.391     1,478       0.05        1.55 - 2.50        0.40 - 11.82
                                           2003    204 1.240 - 1.244       253         --        1.55 - 2.10        2.73 - 10.78

AIM V.I. Utilities                         2007  1,270 1.594 - 2.195     2,730       1.94        1.55 - 2.60        8.89 - 18.78
   Subaccount (Series I)                   2006  1,342 1.356 - 1.848     2,436       3.78        1.55 - 2.60       22.27 - 23.53
                                           2005  1,223 1.109 - 1.496     1,802       3.16        1.55 - 2.60      (4.01) - 15.08
                                           2004    525 1.201 - 1.300       677       1.03        1.55 - 2.45       15.48 - 21.44
                                           2003     67 1.064 - 1.068        71       1.93        1.70 - 2.30        6.29 - 12.00

AIM V.I. Capital Appreciation              2007     -- 1.223 - 1.527        --         --        1.55 - 2.60         6.16 - 6.63
   Subaccount (Series II) (a)              2006  4,167 1.152 - 1.432     5,783         --        1.55 - 2.60         3.41 - 4.45
                                           2005  3,728 1.114 - 1.371     5,008         --        1.55 - 2.60        5.79 - 15.98
                                           2004  2,380 1.053 - 1.283     3,034         --        1.55 - 2.60      (0.17) - 12.70
                                           2003     76 1.221 - 1.225        93         --        1.55 - 2.10       (0.16) - 8.99

Alger American Leveraged AllCap            2007  2,017 1.713 - 2.061     4,041         --        1.55 - 2.65      (1.42) - 31.11
   Subaccount (Class S)                    2006  1,428 1.319 - 1.572     2,198         --        1.55 - 2.55       11.13 - 17.14
                                           2005    967 1.138 - 1.342     1,272         --        1.55 - 2.55        7.67 - 18.75
                                           2004    505 1.067 - 1.194       596         --        1.55 - 2.45         2.25 - 6.13
                                           2003     82 1.120 - 1.123        92         --        1.70 - 2.10       (0.09) - 1.73

American Funds Global Growth               2007 11,775 1.622 - 2.221    24,068       2.73        1.55 - 2.60       11.86 - 13.09
   Subaccount (Class 2)                    2006 11,328 1.450 - 1.964    20,624       0.87        1.55 - 2.60       17.31 - 18.53
                                           2005  9,664 1.236 - 1.657    15,033       0.67        1.55 - 2.60       11.15 - 13.63
                                           2004  4,145 1.112 - 1.475     6,038       0.21        1.55 - 2.60        7.00 - 15.54
                                           2003    126 1.313 - 1.320       166       0.01        1.55 - 2.30        5.55 - 20.27

American Funds Growth-Income               2007 28,911 1.260 - 1.670    44,981       1.47        1.55 - 2.60         2.36 - 3.47
   Subaccount (Class 2)                    2006 31,310 1.231 - 1.614    47,376       1.58        1.55 - 2.60       12.22 - 13.42
                                           2005 29,868 1.097 - 1.423    40,223       1.66        1.55 - 2.60         1.72 - 4.17
                                           2004 12,151 1.063 - 1.366    16,338       2.20        1.55 - 2.60        3.46 - 11.03
                                           2003    296 1.249 - 1.257       371       2.55        1.55 - 2.50        6.26 - 15.31

American Funds Growth                      2007 31,127 1.443 - 1.916    55,780       0.76        1.55 - 2.60        9.48 - 10.62
   Subaccount (Class 2)                    2006 33,890 1.318 - 1.732    55,144       0.80        1.55 - 2.60         7.33 - 8.52
                                           2005 32,712 1.228 - 1.596    49,587       0.83        1.55 - 2.60        6.98 - 14.41
                                           2004 13,782 1.084 - 1.395    19,011       0.39        1.55 - 2.60        7.86 - 17.62
                                           2003    379 1.251 - 1.259       476       0.33        1.55 - 2.50        3.55 - 14.08

Credit Suisse Trust Emerging Markets       2007     -- 1.640 - 2.801        --         --        1.55 - 2.65         4.39 - 4.79
   Subaccount (a)                          2006  2,017 1.570 - 2.673     5,065       0.55        1.55 - 2.65       29.03 - 30.45
                                           2005  1,918 1.215 - 2.049     3,679       0.85        1.55 - 2.65        8.00 - 30.59
                                           2004    614 1.163 - 1.626       949       0.39        1.55 - 2.50       11.80 - 23.60
                                           2003     61 1.318 - 1.321        80         --        1.70 - 2.10         4.27 - 7.05

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Credit Suisse Trust Global Small Cap       2007    423 1.317 - 1.738       685         --        1.55 - 2.65     (6.46) - (5.44)
   Subaccount                              2006    504 1.408 - 1.838       883         --        1.55 - 2.65       10.26 - 12.60
                                           2005    447 1.277 - 1.649       697         --        1.55 - 2.65        8.91 - 18.65
                                           2004    295 1.131 - 1.442       417         --        1.55 - 2.45        0.99 - 18.31
                                           2003     11 1.237 - 1.240        13         --        1.70 - 2.10       (0.16) - 6.26

Dreyfus MidCap Stock                       2007  3,080 1.109 - 1.499     4,433       0.30        1.55 - 2.65     (1.29) - (0.20)
   Subaccount (Service Shares)             2006  3,562 1.122 - 1.502     5,177       0.17        1.55 - 2.65         4.91 - 6.00
                                           2005  3,582 1.069 - 1.417     4,927         --        1.55 - 2.65      (1.00) - 12.43
                                           2004  2,376 1.114 - 1.321     3,082       0.38        1.55 - 2.65        4.18 - 19.40
                                           2003    224 1.168 - 1.173       263       0.32        1.70 - 2.50        1.30 - 14.47

Dreyfus Socially Responsible Growth        2007    213 1.165 - 1.360       280       0.27        1.55 - 2.65         4.67 - 5.84
   Subaccount (Service Shares)             2006    239 1.113 - 1.285       297         --        1.55 - 2.65         6.10 - 7.35
                                           2005    244 1.049 - 1.197       283       0.22        1.55 - 2.65         1.20 - 6.78
                                           2004     66 1.167 - 1.174        77       0.12        1.70 - 2.10         2.01 - 4.17
                                           2003     64 1.125 - 1.127        72         --        1.70 - 1.95         2.83 - 6.12

Dreyfus VIF Appreciation                   2007  1,683 1.239 - 1.506     2,400       1.56        1.55 - 2.50         4.50 - 5.46
   Subaccount (Initial Shares)             2006  1,850 1.185 - 1.428     2,519       1.56        1.55 - 2.50       13.59 - 14.70
                                           2005  1,820 1.042 - 1.245     2,177       0.01        1.55 - 2.50         1.76 - 2.72
                                           2004    874 1.022 - 1.212     1,048       3.31        1.55 - 2.50         2.02 - 5.46
                                           2003    123 1.167 - 1.170       144       1.57        1.70 - 2.15        4.93 - 10.30

Dreyfus VIF Developing Leaders             2007  5,952 0.986 - 1.313     7,238       0.75        1.55 - 2.60   (13.36) - (12.41)
   Subaccount (Initial Shares)             2006  6,138 1.138 - 1.499     8,580       0.40        1.55 - 2.60         1.07 - 2.18
                                           2005  5,911 1.126 - 1.467     8,236         --        1.55 - 2.60         2.35 - 4.19
                                           2004  2,867 1.093 - 1.408     3,977       0.44        1.55 - 2.50        7.85 - 16.61
                                           2003     98 1.276 - 1.285       125       0.04        1.55 - 2.50      (0.47) - 14.12

DWS VIT Equity 500 Index                   2007  4,714 1.155 - 1.179     5,511       1.14        1.55 - 2.45         2.30 - 3.24
   Subaccount (Class 2)                    2006  4,482 1.129 - 1.142     5,093       0.80        1.55 - 2.45        3.57 - 13.41
                                           2005  4,582 1.004 - 1.007     4,608         --        1.55 - 2.45         0.40 - 0.70

DWS VIT RREEF Real Estate Securities       2007  2,881 1.426 - 1.830     5,103       0.86        1.55 - 2.65   (18.51) - (17.64)
   Subaccount (Class B)                    2006  2,994 1.750 - 2.222     6,472         --        1.55 - 2.65       33.49 - 34.99
                                           2005  3,081 1.311 - 1.646     4,952       2.59        1.55 - 2.65      (1.69) - 17.37
                                           2004  2,085 1.211 - 1.501     3,104       0.29        1.55 - 2.50        1.92 - 35.53
                                           2003    217 1.163 - 1.165       252         --        1.70 - 2.10        9.91 - 13.67

DWSI Global Opportunities                  2007  1,780 1.722 - 2.278     3,807       1.00        1.55 - 2.65         6.08 - 7.25
   Subaccount (Class B)                    2006  1,696 1.619 - 2.124     3,375       0.93        1.55 - 2.50       18.87 - 20.00
                                           2005  1,726 1.361 - 1.770     2,877       0.33        1.55 - 2.50        3.71 - 16.22
                                           2004    826 1.195 - 1.523     1,225         --        1.55 - 2.50        2.72 - 20.75
                                           2003     63 1.252 - 1.253        79         --        1.95 - 2.10        7.19 - 11.79

DWSII Balanced                             2007  2,997 1.143 - 1.269     3,697       2.97        1.55 - 2.50         1.84 - 2.75
   Subaccount (Class B)                    2006  3,359 1.122 - 1.235     4,050       2.19        1.55 - 2.50         5.97 - 8.14
                                           2005  3,989 1.047 - 1.142     4,471       1.82        1.55 - 2.50         0.48 - 4.74
                                           2004  2,374 1.032 - 1.116     2,622       0.47        1.55 - 2.50         2.23 - 5.55
                                           2003     40 1.062 - 1.065        43         --        1.70 - 2.10         0.09 - 5.14

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSI Bond                                  2007    508 1.024 - 1.047       526       6.28        1.55 - 2.40         0.39 - 2.25
   Subaccount (Class B)                    2006    164 1.011 - 1.024       167       3.60        1.55 - 2.40         1.81 - 2.71
                                           2005     52 0.993 - 0.997        51         --        1.55 - 2.40       (1.00) - 0.91

DWSI Capital Growth                        2007  5,507 1.228 - 1.488     7,943       0.26        1.55 - 2.65      (1.15) - 10.47
   Subaccount (Class B)                    2006  6,117 1.123 - 1.347     8,019       0.20        1.55 - 2.65       (0.46) - 6.48
                                           2005  3,509 1.100 - 1.265     4,338       0.22        1.55 - 2.65        3.48 - 11.97
                                           2004    792 1.055 - 1.184       929       0.08        1.55 - 2.45         3.27 - 5.73
                                           2003     66 1.114 - 1.117        74         --        1.70 - 2.10        2.76 - 10.19

DWSI Growth & Income                       2007  4,547 1.124 - 1.411     6,121       0.87        1.55 - 2.65     (1.71) - (0.56)
   Subaccount (Class B)                    2006  5,105 1.142 - 1.419     6,944       0.56        1.55 - 2.65        0.83 - 11.56
                                           2005  3,621 1.106 - 1.272     4,463       0.86        1.55 - 2.65         3.07 - 9.45
                                           2004  2,537 1.080 - 1.222     3,053       0.16        1.55 - 2.50        1.60 - 10.43
                                           2003    102 1.127 - 1.129       115         --        1.70 - 2.10         4.83 - 9.41

DWSI Health Care                           2007  2,035 1.222 - 1.490     2,893         --        1.55 - 2.65        9.88 - 11.11
   Subaccount (Class B)                    2006  2,070 1.110 - 1.341     2,653         --        1.55 - 2.65         1.37 - 4.20
                                           2005  2,153 1.077 - 1.287     2,657         --        1.55 - 2.65         0.00 - 8.95
                                           2004  1,239 1.037 - 1.210     1,477         --        1.55 - 2.65       (1.95) - 7.57
                                           2003    101 1.122 - 1.123       113         --        1.95 - 2.10         7.06 - 7.57

DWSII International                        2007  2,826 1.739 - 2.151     5,792       1.99        1.55 - 2.65       11.26 - 12.50
   Subaccount (Class B)                    2006  2,931 1.563 - 1.912     5,373       1.60        1.55 - 2.65        2.54 - 23.51
                                           2005  1,833 1.280 - 1.548     2,772       1.25        1.55 - 2.65        3.79 - 17.79
                                           2004  1,332 1.137 - 1.359     1,788       0.37        1.55 - 2.50        3.22 - 15.28
                                           2003     53 1.184 - 1.185        62         --        1.90 - 2.10        9.33 - 15.61

DWSII Strategic Income                     2007  4,106 1.120 - 1.207     4,713       5.81        1.55 - 2.65         2.25 - 3.45
   Subaccount (Class B)                    2006  4,484 1.093 - 1.173     5,005       4.22        1.55 - 2.65         5.92 - 7.10
                                           2005  4,407 1.031 - 1.100     4,617       6.60        1.55 - 2.65       (1.00) - 0.83
                                           2004  2,492 1.037 - 1.058     2,605         --        1.55 - 2.65        1.65 - 10.64
                                           2003    268 0.983 - 0.985       263         --        1.95 - 2.30         2.50 - 3.69

DWSII Blue Chip                            2007  3,729 1.326 - 1.639     5,880       0.68        1.55 - 2.65         0.45 - 1.55
   Subaccount (Class B)                    2006  3,736 1.316 - 1.614     5,850       0.47        1.55 - 2.65       12.15 - 13.42
                                           2005  3,865 1.171 - 1.423     5,358       0.49        1.55 - 2.65         4.28 - 8.38
                                           2004  2,316 1.109 - 1.318     3,006       0.04        1.55 - 2.65        1.56 - 14.41
                                           2003    113 1.155 - 1.156       131         --        1.90 - 2.10        5.19 - 15.48

DWSII Conservative Allocation              2007  9,308 1.099 - 1.203    11,017       1.99        1.55 - 2.55         2.04 - 3.08
   Subaccount (Class B)                    2006  9,737 1.077 - 1.167    11,228       1.02        1.55 - 2.55         6.11 - 7.16
                                           2005  6,416 1.015 - 1.089     6,925         --        1.55 - 2.55         1.12 - 3.35
                                           2004  2,298 1.056 - 1.060     2,431         --        1.55 - 2.45         1.54 - 4.75

DWSII Core Fixed Income                    2007  6,432 1.007 - 1.077     6,718       3.83        1.55 - 2.65         0.30 - 2.11
   Subaccount (Class B)                    2006  6,082 0.997 - 1.060     6,243       3.26        1.55 - 2.65         1.22 - 2.36
                                           2005  6,450 0.985 - 1.041     6,499       3.03        1.55 - 2.65       (1.70) - 0.78
                                           2004  5,115 0.993 - 1.015     5,159       0.48        1.55 - 2.65         0.20 - 3.86
                                           2003    189 0.986 - 0.990       186         --        1.70 - 2.30         1.12 - 3.02

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Davis Venture Value                  2007  6,710 1.281 - 1.581    10,209       0.32        1.55 - 2.65         1.43 - 2.53
   Subaccount (Class B)                    2006  6,525 1.263 - 1.542     9,723       0.26        1.55 - 2.65       11.38 - 12.64
                                           2005  6,219 1.134 - 1.369     8,265       0.34        1.55 - 2.65         2.89 - 8.00
                                           2004  4,121 1.068 - 1.273     5,180       0.01        1.55 - 2.50         1.94 - 9.48
                                           2003    185 1.156 - 1.160       214         --        1.70 - 2.30        5.65 - 16.06

DWSII Dreman High Return Equity            2007 11,712 1.138 - 1.547    17,531       1.06        1.55 - 2.65     (4.77) - (3.67)
   Subaccount (Class B)                    2006 12,289 1.194 - 1.606    19,166       1.21        1.55 - 2.65       15.11 - 16.40
                                           2005  8,634 1.036 - 1.380    11,585       1.11        1.55 - 2.65         1.07 - 6.28
                                           2004  4,520 1.113 - 1.304     5,841       0.28        1.55 - 2.65        3.20 - 14.51
                                           2003    182 1.159 - 1.164       212         --        1.70 - 2.50        5.63 - 19.06

DWSII Dreman Small Mid Cap Value           2007  4,202 1.306 - 2.067     8,142       0.59        1.55 - 2.65       (0.07) - 1.13
   Subaccount (Class B)                    2006  4,783 1.305 - 2.044     9,263       0.38        1.55 - 2.65       21.35 - 22.62
                                           2005  4,743 1.075 - 1.667     7,470       0.30        1.55 - 2.65       (0.87) - 9.34
                                           2004  2,539 1.165 - 1.542     3,800       0.17        1.55 - 2.65        2.35 - 23.90
                                           2003    201 1.244 - 1.246       250         --        1.70 - 2.10        9.60 - 20.66

DWSII Global Thematic                      2007  2,430 1.540 - 2.137     4,975       0.24        1.55 - 2.60         3.15 - 4.24
   Subaccount (Class B)                    2006  2,262 1.493 - 2.050     4,473       0.18        1.55 - 2.60       11.58 - 27.65
                                           2005  1,912 1.343 - 1.606     2,960         --        1.55 - 2.60       10.48 - 21.70
                                           2004  1,176 1.123 - 1.332     1,532       0.44        1.55 - 2.50        2.72 - 18.68
                                           2003    109 1.179 - 1.180       128         --        1.95 - 2.10         7.08 - 8.16

DWSII Government & Agency Securities       2007  1,408 1.032 - 1.089     1,496       4.15        1.55 - 2.65         2.69 - 3.93
   Subaccount (Class B)                    2006  1,537 1.005 - 1.054     1,581       3.22        1.55 - 2.65         1.11 - 2.15
                                           2005  1,466 0.994 - 1.037     1,481       3.53        1.55 - 2.65       (0.40) - 0.98
                                           2004  1,224 0.998 - 1.015     1,234       0.84        1.55 - 2.65       (0.20) - 2.54
                                           2003    182         0.995       181         --        1.95 - 2.10       (0.30) - 2.05

DWSII Growth Allocation                    2007 13,744 1.171 - 1.320    17,860       1.96        1.55 - 2.55         2.90 - 3.94
   Subaccount (Class B)                    2006 15,021 1.138 - 1.270    18,857       0.79        1.55 - 2.55        9.85 - 10.92
                                           2005 15,355 1.036 - 1.145    17,467         --        1.55 - 2.55       (0.09) - 8.13
                                           2004  4,429 1.094 - 1.097     4,852         --        1.55 - 2.30         0.64 - 7.78

DWSII High Income                          2007  3,876 1.048 - 1.319     4,937       7.46        1.55 - 2.65     (2.14) - (1.05)
   Subaccount (Class B)                    2006  4,372 1.070 - 1.333     5,671       7.05        1.55 - 2.65         7.25 - 8.46
                                           2005  4,575 0.997 - 1.229     5,497       8.44        1.55 - 2.65         0.17 - 2.47
                                           2004  2,742 1.082 - 1.207     3,274       1.96        1.55 - 2.65        1.01 - 10.25
                                           2003    186 1.088 - 1.093       202         --        1.70 - 2.50        4.50 - 10.86

DWSII International Select Equity          2007  2,994 1.545 - 2.224     6,358       2.15        1.55 - 2.65       13.14 - 14.40
   Subaccount (Class B)                    2006  2,721 1.364 - 1.944     5,021       1.61        1.55 - 2.65       21.80 - 23.12
                                           2005  2,731 1.119 - 1.579     4,097       2.29        1.55 - 2.65        2.68 - 15.80
                                           2004  1,580 1.150 - 1.407     2,192       0.11        1.55 - 2.50        2.88 - 22.00
                                           2003     68 1.206 - 1.210        82         --        1.95 - 2.50        6.35 - 20.40

DWSII Janus Growth & Income                2007  1,543 1.193 - 1.501     2,243       0.21        1.55 - 2.65         3.42 - 4.60
   Subaccount (Class B)                    2006  1,762 1.152 - 1.435     2,458       0.24        1.55 - 2.65         2.89 - 6.30
                                           2005  1,755 1.095 - 1.350     2,314         --        1.55 - 2.65        4.16 - 10.02
                                           2004  1,146 1.099 - 1.227     1,383         --        1.55 - 2.65        4.35 - 13.58
                                           2003    204 1.116 - 1.121       229         --        1.70 - 2.50        6.08 - 11.23

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Large Cap Value                      2007  2,093 1.311 - 1.581     3,178       1.30        1.55 - 2.65        9.80 - 11.03
   Subaccount (Class B)                    2006  2,093 1.104 - 1.424     2,876       1.17        1.55 - 2.65       11.90 - 13.20
                                           2005  2,178 0.985 - 1.258     2,650       1.42        1.55 - 2.65       (1.10) - 1.52
                                           2004  1,853 1.078 - 1.258     2,291       0.23        1.55 - 2.65         1.55 - 9.81
                                           2003    122 1.159 - 1.164       142         --        1.70 - 2.50        8.22 - 15.26

DWSII Mid Cap Growth                       2007    635 1.327 - 1.555       964         --        1.55 - 2.45         5.32 - 6.29
   Subaccount (Class B)                    2006    620 1.260 - 1.463       888         --        1.55 - 2.45        3.35 - 12.95
                                           2005    536 1.168 - 1.344       705         --        1.55 - 2.45        5.69 - 12.85
                                           2004    413 1.044 - 1.191       486         --        1.55 - 2.45        0.94 - 16.70
                                           2003     17         1.164        19         --               2.10              (0.26)

DWSII Moderate Allocation                  2007 13,894 1.135 - 1.260    17,238       2.22        1.55 - 2.55         2.44 - 3.45
   Subaccount (Class B)                    2006 14,481 1.108 - 1.218    17,442       0.87        1.55 - 2.55         8.10 - 9.24
                                           2005 14,106 1.025 - 1.115    15,627         --        1.55 - 2.55         2.60 - 5.84
                                           2004  4,088 1.075 - 1.078     4,398         --        1.55 - 2.30         1.42 - 6.22

DWSII Money Market                         2007  4,611 1.012 - 1.047     4,765       4.40        1.55 - 2.55         0.79 - 2.95
   Subaccount (Class B)                    2006  4,882 0.990 - 1.017     4,920       4.19        1.55 - 2.55         1.60 - 2.62
                                           2005  3,008 0.972 - 1.000     2,965       2.52        1.55 - 2.55         0.10 - 0.92
                                           2004  2,361 0.971 - 0.987     2,311       0.61        1.55 - 2.30     (1.52) - (0.40)
                                           2003    290 0.989 - 0.992       288       0.10        1.55 - 2.10     (0.50) - (0.20)

DWSII Small Cap Growth                     2007  2,345 1.093 - 1.396     3,151         --        1.55 - 2.65         3.01 - 4.18
   Subaccount (Class B)                    2006  2,352 1.060 - 1.340     3,043         --        1.55 - 2.65         1.99 - 3.24
                                           2005  2,131 1.037 - 1.298     2,688         --        1.55 - 2.65      (0.36) - 11.53
                                           2004    970 1.064 - 1.235     1,185         --        1.55 - 2.65        0.49 - 22.16
                                           2003     87 1.132 - 1.133        98         --        1.90 - 2.10         0.27 - 8.21

DWSII Technology                           2007  1,159 1.138 - 1.372     1,543         --        1.55 - 2.65      (3.20) - 12.09
   Subaccount (Class B)                    2006  1,004 1.025 - 1.224     1,192         --        1.55 - 2.65     (7.55) - (1.13)
                                           2005  1,127 1.045 - 1.238     1,363       0.12        1.55 - 2.65        0.58 - 15.49
                                           2004    818 1.043 - 1.217       976         --        1.55 - 2.65      (0.66) - 13.62
                                           2003    114 1.215 - 1.217       139         --        1.70 - 2.10        3.58 - 15.48

DWSII Turner Mid Cap Growth                2007  1,456 1.374 - 1.869     2,586         --        1.55 - 2.65        0.73 - 23.20
   Subaccount (Class B)                    2006  1,459 1.127 - 1.517     2,114         --        1.55 - 2.65       (6.86) - 4.62
                                           2005  1,467 1.187 - 1.450     2,052         --        1.55 - 2.65        4.62 - 12.38
                                           2004  1,107 1.097 - 1.324     1,451         --        1.55 - 2.50        6.10 - 12.71
                                           2003     92 1.210 - 1.213       111         --        1.95 - 2.30        2.36 - 16.01

Fidelity VIP Contrafund                    2007 13,481 1.559 - 2.046    25,967       0.78        1.55 - 2.60        1.63 - 15.46
   Subaccount (Service Class 2)            2006 13,276 1.364 - 1.772    22,196       1.00        1.55 - 2.60         8.51 - 9.72
                                           2005 11,559 1.257 - 1.615    17,783       0.08        1.55 - 2.60       11.70 - 17.26
                                           2004  4,082 1.107 - 1.406     5,658       0.03        1.55 - 2.50        5.13 - 16.00
                                           2003     98 1.234 - 1.240       121         --        1.55 - 2.30        0.24 - 16.70

Fidelity VIP Dynamic Capital Appreciation  2007    913 1.436 - 1.654     1,484       0.10        1.55 - 2.50         4.08 - 5.08
   Subaccount (Service Class 2)            2006    988 1.373 - 1.574     1,533       0.24        1.55 - 2.50       10.95 - 12.03
                                           2005  1,020 1.232 - 1.405     1,417         --        1.55 - 2.50       17.70 - 26.48
                                           2004    387 1.042 - 1.182       454         --        1.55 - 2.50      (0.85) - 16.29
                                           2003    115 1.181 - 1.185       136         --        1.55 - 2.10         3.32 - 7.36

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Fidelity VIP Mid Cap                       2007 13,188 1.734 - 2.529    30,667       0.49        1.55 - 2.60       12.38 - 13.56
   Subaccount (Service Class 2)            2006 13,669 1.543 - 2.227    27,993       0.17        1.55 - 2.60        9.51 - 10.63
                                           2005 12,662 1.409 - 2.013    23,741         --        1.55 - 2.60       14.37 - 16.22
                                           2004  4,744 1.227 - 1.732     8,105         --        1.55 - 2.50       14.03 - 25.97
                                           2003    135 1.402 - 1.411       190         --        1.55 - 2.50        5.22 - 12.57

FTVIPT Franklin Rising Dividends           2007  9,440 1.168 - 1.495    13,498       2.39        1.55 - 2.60     (5.19) - (4.23)
   Securities Subaccount (Class 2)         2006  9,632 1.232 - 1.561    14,539       1.05        1.55 - 2.60       14.18 - 15.37
                                           2005  8,404 1.079 - 1.353    11,153       0.90        1.55 - 2.60       (0.31) - 4.84
                                           2004  4,561 1.074 - 1.329     6,023       0.26        1.55 - 2.50        0.40 - 12.39
                                           2003     68 1.211 - 1.216        82         --        1.55 - 2.10        1.68 - 13.22

FTVIPT Franklin Small Mid-Cap Growth       2007  4,323 1.270 - 1.772     7,329         --        1.55 - 2.60         8.36 - 9.52
   Securities Subaccount (Class 2)         2006  3,318 1.172 - 1.618     5,110         --        1.55 - 2.60       (2.74) - 7.01
                                           2005  2,841 1.106 - 1.512     4,165         --        1.55 - 2.60         2.12 - 9.27
                                           2004  1,763 1.083 - 1.465     2,564         --        1.55 - 2.60        3.04 - 14.35
                                           2003    121 1.330 - 1.335       161         --        1.55 - 2.10       (0.82) - 6.12

FTVIPT Templeton Developing Markets        2007  5,256 2.449 - 3.645    17,563       2.20        1.55 - 2.60        1.06 - 26.83
   Securities Subaccount (Class 2)         2006  5,399 1.952 - 2.874    14,370       1.05        1.55 - 2.60       24.81 - 26.11
                                           2005  4,916 1.564 - 2.279    10,404       1.19        1.55 - 2.60       22.19 - 26.88
                                           2004  1,742 1.261 - 1.816     3,128       1.52        1.55 - 2.50        5.88 - 28.51
                                           2003     12 1.474 - 1.479        17         --        1.55 - 2.10        5.57 - 21.63

FTVIPT Templeton Foreign Securities        2007 10,181 1.650 - 2.303    21,786       2.00        1.55 - 2.60       12.47 - 13.67
   Subaccount (Class 2)                    2006 10,416 1.467 - 2.026    19,734       1.22        1.55 - 2.60       18.40 - 19.60
                                           2005  9,400 1.239 - 1.694    15,074       1.14        1.55 - 2.60        6.60 - 10.44
                                           2004  3,390 1.153 - 1.562     5,239       0.57        1.55 - 2.60        4.34 - 16.82
                                           2003    195 1.333 - 1.338       260         --        1.55 - 2.10         6.28 - 9.80

Janus Aspen Global Life Sciences           2007    167 1.796 - 1.860       306         --        1.55 - 2.30       18.94 - 19.85
   Subaccount (Service Shares)             2006    156 1.510 - 1.552       238         --        1.55 - 2.30         3.92 - 4.65
                                           2005    157 1.453 - 1.483       230         --        1.55 - 2.30        9.74 - 10.67
                                           2004    157 1.324 - 1.340       209         --        1.55 - 2.30        1.07 - 12.42
                                           2003     15 1.189 - 1.192        18         --        1.55 - 1.95         7.02 - 8.96

Janus Aspen Global Technology              2007  1,559 1.433 - 1.918     2,856       0.65        1.55 - 2.40        8.62 - 19.80
   Subaccount (Service Shares)             2006    659 1.206 - 1.601       999         --        1.55 - 2.40         5.24 - 6.17
                                           2005    536 1.146 - 1.508       766         --        1.55 - 2.40        4.56 - 23.46
                                           2004    279 1.217 - 1.373       381         --        1.55 - 2.30       (1.37) - 3.49
                                           2003      9 1.382 - 1.386        12         --        1.55 - 1.95       (0.86) - 9.05

Janus Aspen Worldwide Growth               2007    176 1.635 - 1.677       290       0.57        1.55 - 2.10         7.07 - 7.64
   Subaccount (Service Shares)             2006    163 1.515 - 1.558       251       1.64        1.55 - 2.30       12.31 - 16.18
                                           2005    165 1.322 - 1.341       219       1.34        1.55 - 2.10         3.36 - 3.95
                                           2004    106 1.279 - 1.290       136       1.18        1.55 - 2.10       (4.19) - 2.87
                                           2003     30 1.250 - 1.254        38       0.25        1.55 - 1.95       11.76 - 13.53

LMPVET Aggressive Growth
   Subaccount (Class I) (b)                2007  4,852 1.203 - 1.602     7,204         --        1.55 - 2.50     (5.02) - (4.42)

LMPVET Aggressive Growth
   Subaccount (Class II) (b)               2007  4,748 1.185 - 1.566     6,941         --        1.55 - 2.60     (5.20) - (4.51)

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
LMPVET Appreciation
   Subaccount (Class I) (b)                2007  1,072 1.260 - 1.591     1,646       1.02        1.55 - 2.40         2.27 - 2.84

LMPVET Equity Index                        2007  8,658 1.253 - 1.581    13,108       1.57        1.55 - 2.50         2.37 - 3.27
   Subaccount (Class II)                   2006  9,130 1.224 - 1.531    13,422       1.34        1.55 - 2.50       12.22 - 13.41
                                           2005  9,144 1.089 - 1.350    11,923       1.48        1.55 - 2.50         1.70 - 8.80
                                           2004  5,183 1.072 - 1.316     6,722       3.15        1.55 - 2.50        5.08 - 10.47
                                           2003    239 1.208 - 1.212       290       1.73        1.55 - 2.10        5.49 - 14.81

LMPVET Fundamental Value
   Subaccount (ClassI) (b)                 2007  2,906 1.215 - 1.659     4,590       1.21        1.55 - 2.60     (5.70) - (5.04)

LMPVET Investors                           2007  1,909 1.331 - 1.730     3,080       1.24        1.55 - 2.50         1.35 - 2.31
   Subaccount (Class I)                    2006  1,948 1.308 - 1.691     3,092       1.66        1.55 - 2.50       15.32 - 16.46
                                           2005  1,832 1.129 - 1.452     2,550       1.40        1.55 - 2.50         3.89 - 4.84
                                           2004  1,277 1.081 - 1.385     1,743       3.68        1.55 - 2.50         7.66 - 9.86
                                           2003     55 1.266 - 1.274        70       2.35        1.55 - 2.50        5.64 - 13.55

LMPVET Large Cap Growth
   Subaccount (ClassI) (b)                 2007  1,812 1.077 - 1.426     2,440       0.04        1.55 - 2.50     (1.16) - (0.56)

LMPVET Small Cap Growth                    2007  2,663 1.402 - 2.013     4,921         --        1.55 - 2.60         7.19 - 8.28
   Subaccount (Class I)                    2006  2,870 1.308 - 1.859     4,926         --        1.55 - 2.60        9.92 - 11.05
                                           2005  2,880 1.190 - 1.674     4,492         --        1.55 - 2.60         1.10 - 3.27
                                           2004  1,599 1.166 - 1.621     2,522         --        1.55 - 2.50        1.39 - 25.00
                                           2003    192 1.425 - 1.430       274         --        1.55 - 2.10        3.63 - 21.29

LMPVET Social Awareness                    2007    823 1.202 - 1.263     1,016       1.40        1.55 - 2.50         8.09 - 9.21
   Subaccount                              2006    816 1.112 - 1.162       926       0.55        1.55 - 2.50         5.10 - 6.05
                                           2005    727 1.058 - 1.102       779       0.91        1.55 - 2.50         1.83 - 4.08
                                           2004    267 1.039 - 1.077       278       1.43        1.55 - 2.50        0.00 - 12.42

LMPVPI All Cap                             2007     -- 1.296 - 1.747        --       0.29        1.55 - 2.50         4.66 - 4.92
   Subaccount (Class I) (a)                2006  2,869 1.238 - 1.665     4,544       1.39        1.55 - 2.50       15.19 - 16.27
                                           2005  2,874 1.074 - 1.432     3,928       1.02        1.55 - 2.50        1.45 - 10.49
                                           2004  1,925 1.059 - 1.398     2,644       1.09        1.55 - 2.50        5.68 - 13.60
                                           2003    186 1.302 - 1.311       244       0.54        1.55 - 2.50        7.83 - 16.37

LMPVPI All Cap                             2007     -- 1.233 - 1.261        --       0.04        1.55 - 2.60         2.53 - 4.82
   Subaccount (Class II) (a)               2006    188 1.180 - 1.203       225       2.20        1.55 - 2.60        4.93 - 16.01
                                           2005     23 1.027 - 1.037        23       0.63        1.55 - 2.60         1.58 - 8.02

LMPVPII Growth and Income                  2007     -- 1.232 - 1.547        --       0.06        1.55 - 2.40         4.14 - 4.46
   Subaccount (Class I) (a)                2006  1,170 1.183 - 1.481     1,670       0.41        1.55 - 2.40        9.74 - 11.84
                                           2005  1,151 1.078 - 1.338     1,490       0.41        1.55 - 2.40         1.22 - 2.06
                                           2004    878 1.065 - 1.311     1,134       2.13        1.55 - 2.40         2.36 - 8.77
                                           2003     57 1.225 - 1.229        70       0.55        1.55 - 1.95         5.06 - 7.24

LMPVPI Large Cap Growth                    2007     -- 1.087 - 1.434        --         --        1.55 - 2.50         3.83 - 4.16
   Subaccount (Class I) (a)                2006  2,012 1.045 - 1.377     2,611         --        1.55 - 2.50         1.68 - 2.68
                                           2005  2,073 1.023 - 1.341     2,653       0.02        1.55 - 2.50         2.67 - 3.55
                                           2004  1,359 0.992 - 1.295     1,723       0.39        1.55 - 2.50      (4.19) - 13.94
                                           2003    106 1.303 - 1.308       139         --        1.55 - 2.10        3.66 - 14.44

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
LMPVPII Aggressive Growth                  2007     -- 1.266 - 1.676        --         --        1.55 - 2.50         3.26 - 3.52
   Subaccount (Class I) (a)                2006  5,658 1.226 - 1.619     8,461         --        1.55 - 2.50         8.32 - 9.39
                                           2005  5,529 1.131 - 1.480     7,653         --        1.55 - 2.50        7.13 - 17.99
                                           2004  2,209 1.056 - 1.368     2,975         --        1.55 - 2.50      (1.53) - 13.30
                                           2003    122 1.265 - 1.274       155         --        1.55 - 2.50        4.20 - 13.14

LMPVPII Aggressive Growth                  2007     -- 1.250 - 1.640        --         --        1.55 - 2.60         3.14 - 3.47
   Subaccount (Class II) (a)               2006  4,745 1.212 - 1.585     7,132         --        1.55 - 2.60         7.93 - 9.08
                                           2005  3,681 1.123 - 1.453     5,212         --        1.55 - 2.60        6.85 - 17.48
                                           2004  2,435 1.051 - 1.346     3,257         --        1.55 - 2.60      (0.89) - 10.69
                                           2003    146 1.252 - 1.257       184         --        1.55 - 2.10       (0.08) - 7.45

LMPVET Capital and Income
   Subaccount (Class II) (b)               2007  3,621 1.086 - 1.372     4,781       1.23        1.55 - 2.70       (1.75) - 0.00

LMPVIT Adjustable Rate Income              2007  2,401 0.985 - 1.026     2,424       4.35        1.55 - 2.50     (1.10) - (0.19)
   Subaccount                              2006  2,895 0.996 - 1.028     2,941       4.21        1.55 - 2.60         1.41 - 2.49
                                           2005  3,439 0.981 - 1.003     3,417       3.88        1.55 - 2.60       (0.20) - 0.80
                                           2004  1,531 0.983 - 0.999     1,515       2.81        1.55 - 2.60     (0.91) - (0.10)
                                           2003     24 0.998 - 0.999        24       0.46        1.55 - 1.70         0.00 - 0.10

LMPVPI Total Return                        2007     -- 1.096 - 1.372        --       0.57        1.55 - 2.70         2.42 - 2.85
   Subaccount (Class II) (a)               2006  3,314 1.069 - 1.334     4,295       2.23        1.55 - 2.70        2.00 - 10.52
                                           2005  2,172 1.056 - 1.207     2,591       2.12        1.55 - 2.60       (0.85) - 3.22
                                           2004  1,125 1.117 - 1.191     1,333       4.47        1.55 - 2.50         0.09 - 6.82
                                           2003     80 1.112 - 1.115        89       0.77        1.55 - 1.95         3.15 - 8.58

Lord Abbett Growth and Income              2007     -- 1.308 - 1.682        --         --        1.55 - 2.60         3.62 - 3.89
   Subaccount (Class VC) (a)               2006  9,932 1.262 - 1.619    15,035       1.28        1.55 - 2.60       14.21 - 15.48
                                           2005  9,339 1.105 - 1.402    12,372       1.31        1.55 - 2.60         0.74 - 4.69
                                           2004  3,180 1.099 - 1.379     4,334       2.24        1.55 - 2.50        2.01 - 14.21
                                           2003    169 1.239 - 1.243       210       1.69        1.55 - 2.10        4.98 - 12.93

Lord Abbett Mid-Cap Value                  2007     -- 1.477 - 1.995        --         --        1.55 - 2.50        9.90 - 10.22
   Subaccount (Class VC) (a)               2006  7,690 1.343 - 1.810    13,037       0.49        1.55 - 2.50        9.46 - 10.50
                                           2005  8,163 1.226 - 1.638    12,646       0.58        1.55 - 2.50        5.55 - 13.54
                                           2004  3,089 1.160 - 1.537     4,701       0.80        1.55 - 2.50        3.66 - 21.96
                                           2003    108 1.252 - 1.257       136       2.19        1.70 - 2.30        7.90 - 16.90

MIST Batterymarch Mid-Cap Stock            2007  3,112 1.302 - 1.792     5,296       0.31        1.55 - 2.60         3.33 - 4.43
   Subaccount (Class A)                    2006  3,217 1.260 - 1.716     5,268         --        1.55 - 2.60     (5.48) - (4.77)

MIST BlackRock High Yield                  2007  9,128 1.152 - 1.331    11,725       5.40        1.44 - 2.39       (3.11) - 1.14
   Subaccount (Class A)                    2006  4,114 1.157 - 1.316     5,267         --        1.55 - 2.50         4.78 - 5.45

MIST BlackRock Large-Cap Core
   Subaccount (Class E) (b)                2007  2,586 1.415 - 1.724     4,252         --        1.55 - 2.60     (0.77) - (0.06)

MIST BlackRock Large-Cap Core              2007     -- 1.426 - 1.725        --       0.69        1.55 - 2.60        4.53 - 4.86
   Subaccount (Class A) (a)                2006  3,099 1.364 - 1.645     4,905         --        1.55 - 2.60         5.17 - 5.92

MIST Dreman Small-Cap Value                2007    381 1.293 - 1.322       499         --        1.55 - 2.40     (3.29) - (2.51)
   Subaccount (Class A)                    2006    276 1.335 - 1.356       371       0.64        1.55 - 2.50       (0.37) - 9.48

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
MIST Harris Oakmark International          2007  3,949 1.477 - 1.924     7,220       0.95        1.54 - 2.59     (3.40) - (2.34)
   Subaccount (Class A)                    2006  3,322 1.529 - 1.970     6,267         --        1.51 - 2.56        9.45 - 17.50

MIST Janus Forty                           2007  5,161 1.717 - 2.172    10,611       0.17        1.55 - 2.60       27.09 - 28.44
   Subaccount (Class A)                    2006  5,188 1.351 - 1.691     8,292         --        1.55 - 2.60         1.87 - 2.55

MIST Lazard Mid-Cap
   Subaccount (Class B) (b)                2007    385 1.105 - 1.127       430         --        1.55 - 2.30   (12.79) - (12.36)

MIST Legg Mason Partners Managed           2007  3,583 1.197 - 1.240     4,379       2.38        1.55 - 2.50         3.73 - 4.73
   Assets Subaccount (Class A)             2006  3,675 1.154 - 1.186     4,309         --        1.55 - 2.50         5.00 - 5.71

MIST Lord Abbett Bond Debenture            2007  2,966 1.180 - 1.387     3,988       5.58        1.55 - 2.50         4.24 - 5.24
   Subaccount (Class A)                    2006  3,146 1.131 - 1.318     4,037         --        1.55 - 2.50         4.17 - 4.77

MIST Lord Abbett Growth and Income         2007 26,022 1.084 - 1.104    28,509       0.53        1.30 - 2.35       (2.43) - 2.41
  Subaccount (Class B)                     2006 14,276 1.071 - 1.078    15,344         --        1.30 - 2.25         6.99 - 7.69

MIST Lord Abbett Mid-Cap Value             2007 11,639 1.045 - 1.062    12,277       0.03        1.55 - 2.50    (10.68) - (0.93)
   Subaccount (Class B)                    2006    100 1.066 - 1.072       107         --        1.55 - 2.40      (0.47) - 14.41

MIST Met/AIM Capital Appreciation          2007  1,935 1.267 - 1.596     2,899       0.09        1.55 - 2.60        9.04 - 10.14
   Subaccount (Class A)                    2006  2,015 1.162 - 1.449     2,762       0.18        1.55 - 2.60     (1.86) - (1.16)

MIST Met/AIM Capital Appreciation
   Subaccount (Class E) (b)                2007  4,459 1.253 - 1.574     6,777         --        1.55 - 2.60         2.45 - 3.08

MIST Met/AIM Small Cap Growth              2007    320 1.358 - 1.388       439         --        1.55 - 2.40         8.81 - 9.72
   Subaccount (Class A)                    2006    151 1.248 - 1.265       190         --        1.55 - 2.40      (1.27) - 14.44

MIST MFS Emerging Markets Equity
   Subaccount (Class A) (b)                2007  1,831 2.040 - 3.509     6,019         --        1.55 - 2.65       24.32 - 25.28

MIST MFS Research International
   Subaccount (Class B) (b)                2007    898 1.798 - 2.326     2,036         --        1.55 - 2.30       (2.43) - 4.49

MIST MFS Value                             2007  6,311 1.425 - 1.475     9,216         --        1.55 - 2.50         5.01 - 5.96
   Subaccount (Class A)                    2006  5,845 1.357 - 1.399     8,086       1.33        1.55 - 2.50        9.79 - 10.56

MIST Neuberger Berman Real Estate          2007 12,750 1.006 - 1.024    12,977       1.09        1.55 - 2.60   (17.00) - (16.13)
   Subaccount (Class A)                    2006 14,706 1.212 - 1.221    17,906         --        1.55 - 2.60       20.84 - 21.73

MIST Oppenheimer Capital Appreciation      2007  6,037 1.115 - 1.134     6,810         --        1.55 - 2.60       11.39 - 12.50
   Subaccount (Class B)                    2006  5,584 1.001 - 1.008     5,617         --        1.55 - 2.60         0.70 - 1.41

MIST PIMCO Inflation Protected Bond
   Subaccount (Class A) (b)                2007 10,145 1.080 - 1.214    11,977         --        1.55 - 2.60         5.58 - 6.30

MIST Pioneer Fund                          2007    710 1.328 - 1.606     1,096       0.90        1.55 - 2.50         2.40 - 3.41
   Subaccount (Class A)                    2006    915 1.291 - 1.553     1,367         --        1.55 - 2.50         6.91 - 7.55

MIST Pioneer Mid-Cap Value                 2007     -- 1.267 - 1.286        --       0.42        1.55 - 2.30        9.47 - 10.48
   Subaccount (Class A) (a)                2006    403 1.151 - 1.164       467       0.25        1.55 - 2.30         1.05 - 7.93

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
MIST Pioneer Strategic Income              2007  7,953 1.176 - 1.222     9,597       0.69        1.55 - 2.60         3.90 - 5.00
   Subaccount (Class A)                    2006  7,967 1.131 - 1.170     9,185       4.88        1.55 - 2.60         2.85 - 3.57

MIST Third Avenue Small Cap Value          2007 23,927 0.965 - 0.983    23,369       0.55        1.55 - 2.60    (10.65) - (4.47)
   Subaccount (Class B)                    2006 11,793 1.023 - 1.029    12,101         --        1.55 - 2.50         1.99 - 2.59

MSF BlackRock Aggressive Growth            2007  3,419 1.301 - 1.791     5,818         --        1.55 - 2.50       17.41 - 18.61
   Subaccount (Class D)                    2006  3,413 1.106 - 1.510     4,887         --        1.55 - 2.50     (2.98) - (2.39)

MSF BlackRock Bond Income                  2007  7,720 1.057 - 1.114     8,451       3.22        1.55 - 2.50         3.60 - 4.70
   Subaccount (Class A)                    2006  7,799 1.017 - 1.064     8,186         --        1.55 - 2.50         3.32 - 3.91

MSF BlackRock Money Market                 2007 32,798 1.023 - 1.069    34,537       4.94        1.55 - 2.70         0.38 - 3.38
   Subaccount (Class A)                    2006 22,531 0.999 - 1.034    22,986       3.30        1.55 - 2.70         1.09 - 2.27

MSF FI Large Cap                           2007  3,476 1.161 - 1.427     4,555       0.16        1.55 - 2.60         1.22 - 2.37
   Subaccount (Class A)                    2006  3,768 1.147 - 1.394     4,864         --        1.55 - 2.60         0.70 - 1.38

MSF FI Value Leaders                       2007  7,652 1.212 - 1.519    11,077       0.83        1.55 - 2.60         1.34 - 2.50
   Subaccount (Class D)                    2006  7,806 1.196 - 1.482    11,076         --        1.55 - 2.60         1.96 - 2.63

MSF MetLife Aggressive Allocation          2007  1,927 1.060 - 1.078     2,058       0.05        1.55 - 2.60         0.66 - 1.60
   Subaccount (Class B)                    2006  1,577 1.053 - 1.061     1,666         --        1.55 - 2.60         5.09 - 5.89

MSF MetLife Conservative Allocation        2007  2,606 1.067 - 1.084     2,799         --        1.55 - 2.50       (0.09) - 3.93
   Subaccount (Class B)                    2006  2,593 1.036 - 1.043     2,695         --        1.55 - 2.50         0.97 - 5.80

MSF MetLife Conservative to Moderate       2007  3,662 1.068 - 1.083     3,940         --        1.55 - 2.40         1.04 - 3.66
   Allocation Subaccount (Class B)         2006  1,853 1.044 - 1.050     1,939         --        1.55 - 2.40         3.77 - 4.79

MSF MetLife Moderate Allocation            2007 11,761 1.067 - 1.084    12,644       0.01        1.55 - 2.50         1.81 - 2.75
   Subaccount (Class B)                    2006 10,582 1.048 - 1.055    11,126         --        1.55 - 2.50         4.59 - 9.92

MSF MetLife Moderate to Aggressive         2007  6,204 1.065 - 1.084     6,674       0.03        1.55 - 2.60       (2.26) - 2.26
   Allocation Subaccount (Class B)         2006  6,709 1.052 - 1.060     7,085         --        1.55 - 2.60         4.99 - 5.79

MSF MFS Total Return                       2007  5,033 1.077 - 1.099     5,484       1.81        1.55 - 2.75       (3.47) - 2.52
   Subaccount (Class B)                    2006  3,929 1.064 - 1.072     4,198         --        1.55 - 2.65         6.08 - 6.88

MSF MFS Total Return                       2007 24,421 1.226 - 1.419    33,326       1.96        1.55 - 2.50         1.57 - 2.60
   Subaccount (Class F)                    2006 25,723 1.205 - 1.383    34,428         --        1.55 - 2.50         6.26 - 6.88

MSF Oppenheimer Global Equity              2007 30,426 1.081 - 1.101    33,273       0.89        1.55 - 2.60         3.54 - 4.66
   Subaccount (Class B)                    2006 33,480 1.044 - 1.052    35,113         --        1.39 - 2.54         4.82 - 5.62

MSF T. Rowe Price Large Cap Growth         2007  2,390 1.131 - 1.149     2,730       0.19        1.55 - 2.50       (2.24) - 7.48
   Subaccount (Class B)                    2006  2,365 1.062 - 1.069     2,523         --        1.55 - 2.50         6.41 - 7.11

MSF Western Asset Management High          2007     -- 1.163 - 1.199        --      10.16        1.55 - 2.50         3.47 - 3.82
   Yield Bond Subaccount (Class A) (a)     2006  6,377 1.124 - 1.157     7,320         --        1.55 - 2.50         5.64 - 6.37

MSF Western Asset Management               2007  5,392 1.067 - 1.117     5,929       2.77        1.40 - 2.45         1.86 - 2.89
   U.S. Government Subaccount (Class A)    2006  5,918 1.046 - 1.091     6,345         --        1.40 - 2.45         2.77 - 3.47

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
PIMCO VIT Real Return                      2007     -- 1.020 - 1.141        --       1.55        1.55 - 2.60         1.72 - 1.98
   Subaccount (Administrative Class) (a)   2006 10,340 1.002 - 1.119    11,306       4.24        1.55 - 2.60     (1.89) - (0.80)
                                           2005  9,967 1.018 - 1.128    11,053       2.92        1.55 - 2.60       (0.56) - 0.66
                                           2004  4,188 1.020 - 1.122     4,667       1.18        1.55 - 2.60         1.23 - 7.47
                                           2003    331 1.043 - 1.047       346       0.38        1.55 - 2.10       (1.23) - 2.45

PIMCO VIT Total Return                     2007 23,835 1.095 - 1.155    27,021       4.80        1.55 - 2.60         5.98 - 7.04
   Subaccount (Administrative Class)       2006 24,626 1.030 - 1.079    26,181       4.42        1.55 - 2.60         1.15 - 2.27
                                           2005 22,715 1.014 - 1.055    23,715       3.59        1.55 - 2.60       (0.19) - 0.86
                                           2004  8,552 1.011 - 1.046     8,894       1.99        1.55 - 2.60         0.10 - 3.26
                                           2003    649 1.007 - 1.013       656       1.33        1.55 - 2.50       (1.37) - 3.58

Pioneer America Income VCT                 2007     -- 1.022 - 1.077        --       3.94        1.55 - 2.70         2.51 - 3.79
   Subaccount (Class II) (c)               2006  8,439 0.993 - 1.042     8,589       4.41        1.55 - 2.70         0.49 - 2.55
                                           2005  7,379 0.985 - 1.031     7,418       4.46        1.55 - 2.60       (1.16) - 0.41
                                           2004  3,712 0.990 - 1.034     3,730       4.63        1.55 - 2.50       (1.19) - 3.07
                                           2003     95 0.993 - 0.995        94       0.66        1.55 - 1.95       (0.10) - 1.22

Pioneer Bond VCT
   Subaccount (Class II) (d)               2007  8,897 1.090 - 1.092     9,707       0.65        1.55 - 2.70         9.00 - 9.20

Pioneer Cullen Value VCT                   2007  6,349 1.274 - 1.312     8,261       0.80        1.55 - 2.60         2.32 - 4.79
   Subaccount (Class II)                   2006  4,297 1.229 - 1.252     5,355       0.17        1.55 - 2.60        4.91 - 15.29
                                           2005  1,318 1.077 - 1.086     1,427         --        1.55 - 2.60        0.65 - 10.74

Pioneer Emerging Markets VCT               2007  4,034 3.178 - 4.474    16,567       0.34        1.55 - 2.60       38.78 - 40.25
   Subaccount (Class II)                   2006  3,673 2.290 - 3.190    10,763       0.34        1.55 - 2.60       18.94 - 33.42
                                           2005  2,674 1.734 - 2.391     6,191       0.46        1.55 - 2.60       31.92 - 39.65
                                           2004  1,557 1.294 - 1.764     2,728       0.56        1.55 - 2.60        0.00 - 28.02
                                           2003     55 1.505 - 1.510        82         --        1.55 - 2.10        1.28 - 18.69

Pioneer Equity Income VCT                  2007  7,595 1.347 - 1.703    12,465       2.30        1.55 - 2.60     (2.04) - (0.99)
   Subaccount (Class II)                   2006  7,097 1.375 - 1.720    11,862       2.42        1.55 - 2.60       11.13 - 20.28
                                           2005  5,594 1.155 - 1.430     7,879       2.23        1.55 - 2.60         0.61 - 4.05
                                           2004  3,021 1.127 - 1.377     4,140       3.12        1.55 - 2.50        2.36 - 14.27
                                           2003    101 1.201 - 1.205       121       0.92        1.55 - 2.10        4.43 - 10.56

Pioneer Equity Opportunity VCT             2007     -- 1.339 - 1.377        --       0.18        1.55 - 2.60      (5.61) - 10.07
   Subaccount (Class II) (c)               2006    158 1.228 - 1.251       196       0.32        1.55 - 2.60      (0.88) - 17.46
                                           2005     30 1.058 - 1.065        32         --        1.55 - 2.40       (1.21) - 8.45

Pioneer Fund VCT                           2007 10,620 1.301 - 1.633    16,551       1.06        1.55 - 2.60         2.12 - 3.16
   Subaccount (Class II)                   2006  6,575 1.274 - 1.583    10,009       1.13        1.55 - 2.60       13.35 - 14.63
                                           2005  5,875 1.124 - 1.381     7,912       1.16        1.55 - 2.60         3.21 - 6.18
                                           2004  3,497 1.089 - 1.324     4,598       1.17        1.55 - 2.60        0.74 - 13.11
                                           2003    336 1.208 - 1.213       407       0.74        1.55 - 2.10        0.25 - 12.86

Pioneer Global High Yield VCT              2007  4,530 1.069 - 1.154     5,154       8.08        1.55 - 2.75       (0.71) - 0.52
   Subaccount (Class II)                   2006  3,095 1.075 - 1.148     3,517       7.29        1.55 - 2.75        2.37 - 10.28
                                           2005    670 1.032 - 1.041       696       4.80        1.55 - 2.60       (0.48) - 5.06

Pioneer High Yield VCT                     2007 10,357 1.068 - 1.357    13,519       5.08        1.55 - 2.75         0.66 - 3.98
   Subaccount (Class II)                   2006 11,739 1.044 - 1.305    14,826       5.26        1.55 - 2.70         0.17 - 6.62
                                           2005  8,126 1.074 - 1.224     9,833       5.23        1.55 - 2.60       (0.83) - 1.99
                                           2004  6,312 1.087 - 1.223     7,686       5.01        1.55 - 2.50         1.21 - 6.93
                                           2003    332 1.148 - 1.152       382       2.37        1.55 - 2.10         1.68 - 9.09

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Pioneer Ibbotson Aggressive Allocation VCT 2007  4,404 1.236 - 1.266     5,526       1.26        1.55 - 2.40         2.66 - 3.60
   Subaccount (Class II)                   2006  3,637 1.204 - 1.222     4,420       0.26        1.55 - 2.40        6.56 - 12.63
                                           2005  1,079 1.078 - 1.085     1,166         --        1.55 - 2.40        2.56 - 10.94

Pioneer Ibbotson Growth Allocation VCT     2007 91,686 1.089 - 1.230   110,642       1.01        1.55 - 2.90         2.74 - 4.06
   Subaccount (Class II)                   2006 55,528 1.060 - 1.182    64,825       0.14        1.55 - 2.90        5.35 - 10.99
                                           2005  4,439 1.058 - 1.065     4,711         --        1.55 - 2.40         0.95 - 9.15

Pioneer Ibbotson Moderate Allocation VCT   2007 48,332 1.081 - 1.190    56,545       1.01        1.55 - 2.70         2.85 - 4.02
   Subaccount (Class II)                   2006 33,498 1.051 - 1.144    37,907       0.30        1.55 - 2.70       (0.26) - 8.95
                                           2005  4,663 1.043 - 1.050     4,880         --        1.55 - 2.40         2.44 - 7.28

Pioneer Independence VCT                   2007  1,704 1.207 - 1.394     2,298         --        1.55 - 2.60         4.68 - 5.77
   Subaccount (Class II)                   2006  1,390 1.153 - 1.318     1,778         --        1.55 - 2.60        1.57 - 12.18
                                           2005  1,184 1.086 - 1.228     1,424       0.58        1.55 - 2.60       (0.44) - 3.52
                                           2004    799 1.189 - 1.208       962         --        1.55 - 2.50        4.18 - 10.55
                                           2003     77 1.149 - 1.154        88         --        1.55 - 2.10         0.17 - 2.58

Pioneer International Value VCT            2007  2,695 1.729 - 2.295     5,797       0.31        1.55 - 2.60       10.34 - 11.46
   Subaccount (Class II)                   2006  2,234 1.567 - 2.059     4,369       0.26        1.55 - 2.60       19.44 - 20.69
                                           2005    873 1.312 - 1.706     1,457       0.06        1.55 - 2.60        9.65 - 18.76
                                           2004    504 1.480 - 1.504       752       0.32        1.55 - 2.50       12.62 - 16.59
                                           2003     16 1.286 - 1.290        21         --        1.55 - 1.95       12.41 - 12.76

Pioneer Mid Cap Value VCT                  2007  6,362 1.345 - 1.928    11,422       0.58        1.55 - 2.60         2.67 - 3.71
   Subaccount (Class II)                   2006  5,978 1.310 - 1.859    10,453         --        1.55 - 2.60        9.35 - 10.52
                                           2005  5,101 1.198 - 1.682     8,245       0.21        1.55 - 2.60       (0.07) - 5.99
                                           2004  2,609 1.143 - 1.587     4,112       0.17        1.55 - 2.50        0.78 - 19.86
                                           2003    205 1.317 - 1.324       271         --        1.55 - 2.30        7.24 - 11.20

Pioneer Oak Ridge Large Cap Growth VCT     2007  4,884 1.189 - 1.257     6,041       0.19        1.55 - 2.60         5.41 - 6.44
   Subaccount (Class II)                   2006  4,896 1.128 - 1.181     5,709       0.03        1.55 - 2.60       (1.18) - 1.20
                                           2005  3,982 1.127 - 1.167     4,610       0.14        1.55 - 2.60        4.59 - 10.98
                                           2004  1,455 1.070 - 1.095     1,589         --        1.55 - 2.50      (0.09) - 11.01

Pioneer Real Estate Shares VCT             2007  4,048 1.470 - 2.035     7,785       2.52        1.55 - 2.60    (21.18) - (6.17)
   Subaccount (Class II)                   2006  4,537 1.859 - 2.555    11,118       2.40        1.55 - 2.60       20.87 - 34.40
                                           2005  3,540 1.462 - 1.901     6,588       3.29        1.55 - 2.60        4.24 - 18.55
                                           2004  1,875 1.310 - 1.681     3,137       4.29        1.55 - 2.30        4.13 - 41.52
                                           2003     99 1.256 - 1.261       125       2.94        1.55 - 2.10      (0.16) - 15.69

Pioneer Small and Mid Cap Growth VCT       2007     -- 1.266 - 1.388        --         --        1.55 - 2.60       17.11 - 18.23
   Subaccount (Class II) (c)               2006  1,958 1.081 - 1.174     2,261         --        1.55 - 2.60         1.05 - 8.48
                                           2005  1,575 1.029 - 1.106     1,724         --        1.55 - 2.60         1.47 - 6.69
                                           2004    794 1.010 - 1.074       850         --        1.55 - 2.40       (1.11) - 5.29

Pioneer Small Cap Value VCT                2007  4,166 1.255 - 1.797     6,895       0.51        1.55 - 2.60     (9.58) - (8.60)
   Subaccount (Class II)                   2006  4,228 1.388 - 1.966     7,797         --        1.55 - 2.60       11.22 - 12.41
                                           2005  2,736 1.248 - 1.749     4,661         --        1.55 - 2.60        8.39 - 18.16
                                           2004  1,455 1.156 - 1.599     2,314         --        1.55 - 2.50        3.96 - 19.94
                                           2003    182 1.348 - 1.355       247         --        1.55 - 2.30        8.00 - 10.49

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Pioneer Strategic Income VCT               2007 17,800 1.064 - 1.301    22,422       5.15        1.55 - 2.70         3.30 - 4.50
   Subaccount (Class II)                   2006 15,977 1.030 - 1.245    19,447       5.17        1.55 - 2.70         3.39 - 4.62
                                           2005 13,239 1.060 - 1.190    15,555       5.58        1.55 - 2.60       (0.18) - 1.79
                                           2004  7,013 1.097 - 1.179     8,226       5.63        1.55 - 2.60         0.18 - 8.26
                                           2003    552 1.085 - 1.089       601       2.51        1.55 - 2.10         0.18 - 6.06

Pioneer Value VCT                          2007     -- 1.231 - 1.528        --       2.74        1.55 - 2.60       (0.73) - 0.13
   Subaccount (Class II) (c)               2006  4,146 1.240 - 1.526     6,072       0.22        1.55 - 2.60       12.12 - 13.29
                                           2005  3,810 1.106 - 1.347     5,010       0.09        1.55 - 2.60       (0.07) - 6.14
                                           2004  2,559 1.085 - 1.307     3,321       0.04        1.55 - 2.60        0.46 - 11.26
                                           2003     76 1.187 - 1.192        91       0.03        1.55 - 2.10         3.56 - 8.09

Putnam VT International Equity             2007     -- 2.161 - 2.226        --       2.83        1.55 - 2.30         8.05 - 8.27
   Subaccount (Class IB) (a)               2006    356 2.000 - 2.056       724       0.62        1.55 - 2.30       24.77 - 25.75
                                           2005    378 1.603 - 1.635       613       1.38        1.55 - 2.30        9.64 - 10.47
                                           2004    327 1.462 - 1.480       482       1.46        1.55 - 2.30       13.60 - 14.37
                                           2003     73 1.287 - 1.294        95         --        1.55 - 2.30        7.92 - 13.76

Putnam VT Small Cap Value                  2007     -- 1.509 - 2.310        --       0.55        1.55 - 2.60         6.46 - 6.80
   Subaccount (Class IB) (a)               2006  7,589 1.416 - 2.163    14,986       0.32        1.55 - 2.60       14.33 - 15.48
                                           2005  7,439 1.235 - 1.873    12,828       0.14        1.55 - 2.60        0.42 - 10.99
                                           2004  3,522 1.180 - 1.777     6,159       0.06        1.55 - 2.50        3.02 - 25.92
                                           2003    119 1.423 - 1.430       169         --        1.55 - 2.30        4.84 - 27.62

Van Kampen LIT Comstock                    2007  8,374 1.242 - 1.642    12,611       1.58        1.55 - 2.50     (4.73) - (3.86)
   Subaccount (Class II)                   2006  9,180 1.302 - 1.708    14,496       1.27        1.55 - 2.50       13.18 - 14.25
                                           2005  9,419 1.149 - 1.495    13,086       0.64        1.55 - 2.50         1.53 - 5.03
                                           2004  3,433 1.133 - 1.458     4,944       0.31        1.55 - 2.50        3.91 - 15.62
                                           2003    229 1.255 - 1.261       288         --        1.55 - 2.30        6.90 - 14.05

Van Kampen LIT Enterprise                  2007    128 1.463 - 1.501       190       0.15        1.55 - 2.10       10.08 - 10.69
   Subaccount (Class II)                   2006    130 1.329 - 1.356       175       0.18        1.55 - 2.10         4.56 - 5.20
                                           2005    128 1.271 - 1.289       164       0.46        1.55 - 2.10         5.65 - 6.18
                                           2004    126 1.203 - 1.214       152       0.04        1.55 - 2.10         1.77 - 5.80
                                           2003     21 1.185 - 1.188        25         --        1.55 - 1.95         2.78 - 5.79

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Subaccount invests.

(3) These amounts represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

(a)  For the period January1, 2007 to April 27, 2007.

(b)  For the period April30, 2007 to December 31, 2007.

(c)  For the period January1, 2007 to November 9, 2007.

(d)  For the period November12, 2007 to December 31, 2007.

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           AIM V.I. MID CAP CORE EQUITY   AIM V.I. UTILITIES   AIM V.I. CAPITAL APPRECIATION
                                    SUBACCOUNT                SUBACCOUNT                SUBACCOUNT
                                   (SERIES II)                (SERIES I)                (SERIES II)
                           ----------------------------  --------------------  ----------------------------
                                2007          2006          2007      2006         2007 (a)       2006
                           -------------  -------------  ---------- ---------  --------------  ------------
Accumulation units
   beginning of year          1,823,430     1,719,897    1,341,715  1,222,977     4,167,301     3,727,550
Accumulation units issued
   and transferred from
   other funding options        329,756       451,093      276,827    381,339       197,560       953,140
Accumulation units
   redeemed and
   transferred to
   other funding options       (389,422)     (347,560)    (348,519)  (262,601)   (4,364,861)     (513,389)
                              ---------     ---------    ---------  ---------    ----------     ---------
Accumulation units
   end of year                1,763,764     1,823,430    1,270,023  1,341,715            --     4,167,301
                              =========     =========    =========  =========    ==========     =========

                           AMERICAN FUNDS GROWTH    CREDIT SUISSE TRUST   CREDIT SUISSE TRUST
                                SUBACCOUNT           EMERGING MARKETS       GLOBAL SMALL CAP
                                 (CLASS 2)              SUBACCOUNT             SUBACCOUNT
                           ----------------------  ---------------------  -------------------
                              2007        2006      2007 (a)     2006        2007     2006
                           ----------  ----------  ----------  ---------  ---------  --------
Accumulation units
   beginning of year       33,890,233  32,711,932   2,016,848  1,918,047    504,122  447,132
Accumulation units issued
   and transferred from
   other funding options    1,867,433   4,297,613      85,397    410,923     81,688  128,585
Accumulation units
   redeemed and
   transferred to
   other funding options   (4,630,599) (3,119,312) (2,102,245)  (312,122)  (163,194) (71,595)
                           ----------  ----------  ----------  ---------   --------  -------
Accumulation units
   end of year             31,127,067  33,890,233          --  2,016,848    422,616  504,122
                           ==========  ==========  ==========  =========   ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                              ALGER AMERICAN          AMERICAN FUNDS          AMERICAN FUNDS
                             LEVERAGED ALLCAP          GLOBAL GROWTH          GROWTH-INCOME
                                SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                 (CLASS S)               (CLASS 2)              (CLASS 2)
                           ---------------------  ----------------------  ----------------------
                              2007       2006        2007        2006        2007        2006
                           ---------   ---------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year       1,428,189     967,064  11,327,782   9,664,246  31,309,671  29,867,942
Accumulation units issued
   and transferred from
   other funding options     911,453   1,547,142   2,140,353   2,798,905   1,321,568   3,822,444
Accumulation units
   redeemed and
   transferred to
   other funding options    (322,625) (1,086,017) (1,693,285) (1,135,369) (3,720,330) (2,380,715)
                           ---------   ---------  ----------  ----------  ----------  ----------
Accumulation units
   end of year             2,017,017   1,428,189  11,774,850  11,327,782  28,910,909  31,309,671
                           =========   =========  ==========  ==========  ==========  ==========

                                                  DREYFUS SOCIALLY
                           DREYFUS MIDCAP STOCK  RESPONSIBLE GROWTH  DREYFUS VIF APPRECIATION
                                SUBACCOUNT           SUBACCOUNT             SUBACCOUNT
                             (SERVICE SHARES)     (SERVICE SHARES)       (INITIAL SHARES)
                           --------------------  ------------------  ------------------------
                              2007       2006      2007      2006        2007         2006
                           ---------  ---------  --------  --------  -----------   ----------
Accumulation units
   beginning of year       3,562,336  3,581,835   239,136  243,937     1,849,997   1,820,257
Accumulation units issued
   and transferred from
   other funding options     235,752    473,462    15,376   17,946        56,196     202,190
Accumulation units
   redeemed and
   transferred to
   other funding options    (718,512)  (492,961)  (41,363) (22,747)     (222,942)   (172,450)
                           ---------  ---------   -------  -------     ---------   ---------
Accumulation units
   end of year             3,079,576  3,562,336   213,149  239,136     1,683,251   1,849,997
                           =========  =========   =======  =======     =========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               DREYFUS VIF             DWS VIT              DWS VIT RREEF
                            DEVELOPING LEADERS     EQUITY 500 INDEX    REAL ESTATE SECURITIES
                                SUBACCOUNT            SUBACCOUNT              SUBACCOUNT
                             (INITIAL SHARES)          (CLASS 2)              (CLASS B)
                           --------------------  --------------------  ----------------------
                              2007       2006       2007       2006        2007      2006
                           ---------  ---------  ---------  ---------   ---------  ---------
Accumulation units
   beginning of year       6,138,061  5,910,602  4,482,020  4,581,625   2,993,707  3,081,435
Accumulation units issued
   and transferred from
   other funding options     457,307    856,650  1,007,274    130,897     483,792    327,513
Accumulation units
   redeemed and
   transferred to
   other funding options    (643,095)  (629,191)  (775,159)  (230,502)   (596,051)  (415,241)
                           ---------  ---------  ---------  ---------   ---------  ---------
Accumulation units
   end of year             5,952,273  6,138,061  4,714,135  4,482,020   2,881,448  2,993,707
                           =========  =========  =========  =========   =========  =========

                             DWSI CAPITAL GROWTH   DWSI GROWTH & INCOME    DWSI HEALTH CARE
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)             (CLASS B)              (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year        6,117,071   3,508,968  5,105,253  3,621,286  2,070,255  2,153,075
Accumulation units issued
   and transferred from
   other funding options      711,649   3,653,924    174,110  2,302,701    232,949    211,313
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,321,570) (1,045,821)  (732,048)  (818,734)  (268,203)  (294,133)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year              5,507,150   6,117,071  4,547,315  5,105,253  2,035,001  2,070,255
                           ==========  ==========  =========  =========  =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.


                           DWSI GLOBAL OPPORTUNITIES     DWSII BALANCED        DWSI BOND
                                  SUBACCOUNT               SUBACCOUNT          SUBACCOUNT
                                  (CLASS B)                (CLASS B)           (CLASS B)
                           -------------------------  --------------------  ----------------
                                 2007      2006          2007      2006       2007     2006
                              ---------  ---------    ---------  ---------  -------  -------
Accumulation units
   beginning of year          1,695,520  1,725,554    3,358,797  3,988,934  164,445   51,780
Accumulation units issued
   and transferred from
   other funding options        320,112    245,891       70,012    275,420  813,413  122,831
Accumulation units
   redeemed and
   transferred to
   other funding options       (235,379)  (275,925)    (431,750)  (905,557)(469,823) (10,166)
                              ---------  ---------    ---------  --------- --------  -------
Accumulation units
   end of year                1,780,253  1,695,520    2,997,059  3,358,797  508,035  164,445
                              =========  =========    =========  ========= ========  =======

                            DWSII INTERNATIONAL  DWSII STRATEGIC INCOME     DWSII BLUE CHIP
                                SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                (CLASS B)              (CLASS B)               (CLASS B)
                           --------------------  ----------------------  ----------------------
                             2007        2006       2007        2006        2007        2006
                           ---------  ---------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year       2,931,211  1,832,877   4,484,148   4,406,818   3,736,156   3,864,532
Accumulation units issued
   and transferred from
   other funding options     284,221  1,625,828     853,117   1,091,893   1,405,123   1,606,502
Accumulation units
   redeemed and
   transferred to
   other funding options    (389,782)  (527,494) (1,231,652) (1,014,563) (1,412,470) (1,734,878)
                           ---------  ---------  ----------  ----------  ----------  ----------
Accumulation units
   end of year             2,825,650  2,931,211   4,105,613   4,484,148   3,728,809   3,736,156
                           =========  =========  ==========  ==========  ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                    DWSII                   DWSII                  DWSII
                           CONSERVATIVE ALLOCATION    CORE FIXED INCOME     DAVIS VENTURE VALUE
                                 SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)                (CLASS B)             (CLASS B)
                           -----------------------  ---------------------  --------------------
                               2007       2006         2007       2006        2007       2006
                            ---------  ---------    ---------  ----------  ---------  ---------
Accumulation units
   beginning of year        9,736,937  6,415,915    6,082,456   6,450,173  6,525,305  6,218,858
Accumulation units issued
   and transferred from
   other funding options      567,570  4,304,151      775,746     640,305    924,969  1,197,184
Accumulation units
   redeemed and
   transferred to
   other funding options     (996,457)  (983,129)    (425,863) (1,008,022)  (740,426)  (890,737)
                            ---------  ---------    ---------  ----------  ---------  ---------
Accumulation units
   end of year              9,308,050  9,736,937    6,432,339   6,082,456  6,709,848  6,525,305
                            =========  =========    =========  ==========  =========  =========

                                    DWSII
                            GOVERNMENT & AGENCY
                                 SECURITIES       DWSII GROWTH ALLOCATION    DWSII HIGH INCOME
                                 SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                 (CLASS B)                (CLASS B)              (CLASS B)
                           ---------------------  -----------------------  ---------------------
                              2007        2006       2007         2006        2007       2006
                           ----------  ---------  -----------  ----------  ----------  ---------
Accumulation units
   beginning of year        1,536,570  1,465,842  15,020,557   15,355,054   4,371,814  4,575,042
Accumulation units issued
   and transferred from
   other funding options    2,894,350    361,115     199,607    1,733,154     657,422    645,706
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,022,995)  (290,387) (1,475,840)  (2,067,651) (1,153,008)  (848,934)
                           ----------  ---------  ----------   ----------  ----------  ---------
Accumulation units
   end of year              1,407,925  1,536,570  13,744,324   15,020,557   3,876,228  4,371,814
                           ==========  =========  ==========   ==========  ==========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                DWSII DREMAN           DWSII DREMAN              DWSII
                             HIGH RETURN EQUITY     SMALL MID CAP VALUE     GLOBAL THEMATIC
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)               (CLASS B)             (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       12,289,457   8,634,012  4,782,849  4,743,295  2,262,472  1,911,607
Accumulation units issued
   and transferred from
   other funding options      940,231   4,577,342    346,432    709,429    551,390    668,695
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,517,394)   (921,897)  (927,452)  (669,875)  (384,106)  (317,830)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year             11,712,294  12,289,457  4,201,829  4,782,849  2,429,756  2,262,472
                           ==========  ==========  =========  =========  =========  =========

                            DWSII INTERNATIONAL          DWSII                 DWSII
                               SELECT EQUITY     JANUS GROWTH & INCOME    LARGE CAP VALUE
                                 SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)              (CLASS B)            (CLASS B)
                           --------------------  ---------------------  -------------------
                              2007       2006       2007      2006         2007     2006
                           ---------  ---------  ---------  ---------   --------  ---------
Accumulation units
   beginning of year       2,720,551  2,731,496  1,761,679  1,755,072   2,093,220 2,178,193
Accumulation units issued
   and transferred from
   other funding options     813,826    441,196    105,964    323,340     286,392    98,580
Accumulation units
   redeemed and
   transferred to
   other funding options    (539,971)  (452,141)  (324,216)  (316,733)   (286,739) (183,553)
                           ---------  ---------  ---------  ---------   --------- ---------
Accumulation units
   end of year             2,994,406  2,720,551  1,543,427  1,761,679   2,092,873 2,093,220
                           =========  =========  =========  =========   ========= =========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION    DWSII MONEY MARKET
                                SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                                (CLASS B)                (CLASS B)                 (CLASS B)
                           --------------------  -------------------------  ----------------------
                              2007       2006         2007        2006         2007        2006
                           --------   --------     ----------  ----------   ----------  ----------
Accumulation units
   beginning of year        619,590    535,680     14,480,930  14,105,725    4,881,772   3,008,146
Accumulation units issued
   and transferred from
   other funding options    218,719    190,825        684,692   1,990,699    9,539,157   7,382,314
Accumulation units
   redeemed and
   transferred to
   other funding options   (203,132)  (106,915)    (1,272,031) (1,615,494)  (9,810,312) (5,508,688)
                           --------   --------     ----------  ----------   ----------  ----------
Accumulation units
   end of year              635,177    619,590     13,893,591  14,480,930    4,610,617   4,881,772
                           ========   ========     ==========  ==========   ==========  ==========

                                FIDELITY VIP       FIDELITY VIP DYNAMIC       FIDELITY VIP
                                 CONTRAFUND        CAPITAL APPRECIATION         MID CAP
                                 SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                              (SERVICE CLASS 2)     (SERVICE CLASS 2)      (SERVICE CLASS 2)
                           ----------------------  --------------------  ----------------------
                              2007        2006        2007      2006        2007        2006
                           ----------  ----------  --------  ---------   ----------  ----------
Accumulation units
   beginning of year       13,276,383  11,558,934   987,639  1,019,630   13,668,604  12,661,865
Accumulation units issued
   and transferred from
   other funding options    1,624,741   2,663,803   144,271    183,819    1,197,289   2,294,370
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,419,773)   (946,354) (218,941)  (215,810)  (1,677,846) (1,287,631)
                           ----------  ----------  --------   --------   ----------  ----------
Accumulation units
   end of year             13,481,351  13,276,383   912,969    987,639   13,188,047  13,668,604
                           ==========  ==========  ========   ========   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                                             DWSII TURNER
                           DWSII SMALL CAP GROWTH    DWSII TECHNOLOGY       MID CAP GROWTH
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)              (CLASS B)             (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ---------   ---------   ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       2,351,746   2,131,360   1,004,327  1,127,295  1,459,226  1,467,222
Accumulation units issued
   and transferred from
   other funding options     423,475     443,283     447,411    138,566    233,208    163,309
Accumulation units
   redeemed and
   transferred to
   other funding options    (430,265)   (222,897)   (292,449)  (261,534)  (236,341)  (171,305)
                           ---------   ---------   ---------  ---------  ---------  ---------
Accumulation units
   end of year             2,344,956   2,351,746   1,159,289  1,004,327  1,456,093  1,459,226
                           =========   =========   =========  =========  =========  =========

                                                           FTVIPT FRANKLIN
                                 FTVIPT FRANKLIN            SMALL MID-CAP            FTVIPT TEMPLETON
                           RISING DIVIDENDS SECURITIES    GROWTH SECURITIES   DEVELOPING MARKETS SECURITIES
                                    SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                    (CLASS 2)                 (CLASS 2)                  (CLASS 2)
                           ---------------------------  --------------------  -----------------------------
                               2007           2006         2007      2006           2007          2006
                             ---------     ---------    ---------  ---------    -----------   -----------
Accumulation units
   beginning of year         9,631,983     8,404,286    3,318,352  2,841,043      5,399,345    4,916,065
Accumulation units issued
   and transferred from
   other funding options     1,815,168     2,400,678    1,606,442  1,028,179      1,157,528    1,529,889
Accumulation units
   redeemed and
   transferred to
   other funding options    (2,007,015)   (1,172,981)    (602,041)  (550,870)    (1,300,557)  (1,046,609)
                            ----------    ----------    ---------  ---------     ----------   ----------
Accumulation units
   end of year               9,440,136     9,631,983    4,322,753  3,318,352      5,256,316    5,399,345
                            ==========    ==========    =========  =========     ==========   ==========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                      FTVIPT                   JANUS ASPEN         JANUS ASPEN
                           TEMPLETON FOREIGN SECURITIES  GLOBAL LIFE SCIENCES   GLOBAL TECHNOLOGY
                                    SUBACCOUNT                SUBACCOUNT           SUBACCOUNT
                                     (CLASS 2)              (SERVICE SHARES)     (SERVICE SHARES)
                           ----------------------------  --------------------  ------------------
                                2007           2006         2007      2006        2007     2006
                           -------------  -------------  ---------  ---------  ---------  -------
Accumulation units
   beginning of year         10,416,476      9,400,022    155,572    157,194     659,196  535,707
Accumulation units issued
   and transferred from
   other funding options      1,966,388      2,442,002     40,398      1,816     956,872  199,091
Accumulation units
   redeemed and
   transferred to
   other funding options     (2,201,869)    (1,425,548)   (29,110)    (3,438)    (57,413) (75,602)
                             ----------     ----------    -------    -------   ---------  -------
Accumulation units
   end of year               10,180,995     10,416,476    166,860    155,572   1,558,655  659,196
                             ==========     ==========    =======    =======   =========  =======

                           LMPVET APPRECIATION    LMPVET EQUITY INDEX  LMPVET FUNDAMENTAL VALUE
                                SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                (CLASS I)              (CLASS II)              (CLASS I)
                           -------------------  ---------------------  ------------------------
                             2007 (b)    2006      2007       2006        2007 (b)       2006
                           ----------    ----   ---------  ----------  ------------    -------
Accumulation units
   beginning of year               --     --    9,129,895   9,143,966            --       --
Accumulation units issued
   and transferred from
   other funding options    1,184,416     --      499,090   1,086,227     3,037,012       --
Accumulation units
   redeemed and
   transferred to
   other funding options     (112,861)    --     (970,744) (1,100,298)     (131,245)      --
                            ---------    ---    ---------   ---------     ---------      ---
Accumulation units
   end of year              1,071,555     --    8,658,241   9,129,895     2,905,767       --
                            =========    ===    =========   =========     =========      ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             JANUS ASPEN           LMPVET             LMPVET
                           WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                              SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                           (SERVICE SHARES)      (CLASS I)          (CLASS II)
                           ----------------  -----------------  -----------------
                             2007     2006    2007 (b)  2006     2007 (b)  2006
                           -------  -------  ---------  ----    ---------  ----
Accumulation units
   beginning of year       163,227  164,893         --    --           --    --
Accumulation units issued
   and transferred from
   other funding options    37,029    3,522  5,720,120    --    5,163,546    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (24,133)  (5,188)  (868,227)   --     (415,709)   --
                           -------  -------  ---------   ---    ---------   ---
Accumulation units
   end of year             176,123  163,227  4,851,893    --    4,747,837    --
                           =======  =======  =========   ===    =========   ===

                             LMPVET INVESTORS    LMPVET LARGE CAP GROWTH  LMPVET SMALL CAP GROWTH
                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                (CLASS I)              (CLASS I)                (CLASS I)
                           --------------------  -----------------------  -----------------------
                              2007       2006       2007 (b)    2006         2007         2006
                           ---------  ---------  ------------  ---------  -----------  ----------
Accumulation units
   beginning of year       1,947,674  1,832,284            --     --        2,869,723  2,879,621
Accumulation units issued
   and transferred from
   other funding options      54,645    292,625     1,985,499     --          118,818    471,394
Accumulation units
   redeemed and
   transferred to
   other funding options     (93,696)  (177,235)     (173,480)    --         (325,682)  (481,292)
                           ---------  ---------     ---------    ---        ---------  ---------
Accumulation units
   end of year             1,908,623  1,947,674     1,812,019     --        2,662,859  2,869,723
                           ---------  ---------     ---------    ---        ---------  ---------

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                LMPVET          LMPVPI ALL CAP       LMPVPI ALL CAP
                           SOCIAL AWARENESS       SUBACCOUNT           SUBACCOUNT
                              SUBACCOUNT          (CLASS I)            (CLASS II)
                           ----------------  ---------------------  -----------------
                             2007     2006    2007 (a)      2006    2007 (a)    2006
                           -------  -------  ----------  ---------  --------  -------
Accumulation units
   beginning of year       815,931  726,696   2,869,332  2,873,516   188,198   22,789
Accumulation units issued
   and transferred from
   other funding options    16,208  108,865      19,736    154,965    17,716  166,677
Accumulation units
   redeemed and
   transferred to
   other funding options    (9,359) (19,630) (2,889,068)  (159,149) (205,914)  (1,268)
                           -------  -------  ----------  ---------  --------  -------
Accumulation units
   end of year             822,780  815,931          --  2,869,332        --  188,198
                           =======  =======  ==========  =========  ========  =======

                                  LMPVPII               LMPVET
                             AGGRESSIVE GROWTH    CAPITAL AND INCOME         LMPVIT
                                SUBACCOUNT            SUBACCOUNT      ADJUSTABLE RATE INCOME
                                (CLASS II)            (CLASS II)            SUBACCOUNT
                           ---------------------  ------------------  ----------------------
                            2007 (a)     2006       2007 (b)   2006      2007       2006
                           ----------  ---------   ---------   ----   ---------  -----------
Accumulation units
   beginning of year        4,745,180  3,680,636          --     --   2,894,867   3,439,397
Accumulation units issued
   and transferred from
   other funding options      296,482  1,608,782   3,884,299     --     111,567     989,908
Accumulation units
   redeemed and
   transferred to
   other funding options   (5,041,662)  (544,238)   (263,670)    --    (605,303) (1,534,438)
                           ----------  ---------   ---------   ----   ---------  -----------
Accumulation units
   end of year                     --  4,745,180   3,620,629     --   2,401,131   2,894,867
                           ==========  =========   =========   ====   =========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                  LMPVPII                 LMPVPI                LMPVPII
                             GROWTH AND INCOME       LARGE CAP GROWTH      AGGRESSIVE GROWTH
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS I)              (CLASS I)              (CLASS I)
                           ---------------------  ---------------------  ---------------------
                            2007 (a)      2006     2007 (a)      2006     2007 (a)     2006
                           ----------  ---------  ----------  ---------  ----------  ---------
Accumulation units
   beginning of year        1,170,026  1,150,610   2,012,091  2,072,507   5,658,321  5,529,157
Accumulation units issued
   and transferred from
   other funding options       19,254     73,093      38,411    234,618     180,607    821,206
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,189,280)   (53,677) (2,050,502)  (295,034) (5,838,928)  (692,042)
                           ----------  ---------  ----------  ---------  ----------  ---------
Accumulation units
   end of year                     --  1,170,026          --  2,012,091          --  5,658,321
                           ==========  =========  ==========  =========  ==========  =========

                                                       LORD ABBETT             LORD ABBETT
                            LMPVPI TOTAL RETURN      GROWTH AND INCOME        MID-CAP VALUE
                                 SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                 (CLASS II)             (CLASS VC)              (CLASS VC)
                           ---------------------  ----------------------  ----------------------
                            2007 (a)      2006      2007 (a)      2006     2007 (a)      2006
                           ----------  ---------  -----------  ---------  ----------  ----------
Accumulation units
   beginning of year        3,314,367  2,171,929    9,932,005  9,338,526   7,690,373   8,163,451
Accumulation units issued
   and transferred from
   other funding options      228,874  1,371,443      124,553  1,233,150     118,079     816,651
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,543,241)  (229,005) (10,056,558)  (639,671) (7,808,452) (1,289,729)
                           ----------  ---------  -----------  ---------  ----------  ----------
Accumulation units
   end of year                     --  3,314,367           --  9,932,005          --   7,690,373
                           ==========  =========  ===========  =========  ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                   MIST
                               BATTERYMARCH          MIST BLACKROCK      MIST BLACKROCK
                               MID-CAP STOCK           HIGH YIELD        LARGE-CAP CORE
                                 SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                 (CLASS A)             (CLASS A)           (CLASS E)
                           --------------------  ---------------------  ---------------
                              2007       2006       2007        2006     2007 (b)  2006
                           ---------  ---------  ----------  ---------  ---------  ----
Accumulation units
   beginning of year       3,216,940         --   4,113,595         --         --    --
Accumulation units issued
   and transferred from
   other funding options     193,746  3,363,071   6,208,300  4,343,746  3,125,272    --
Accumulation units
   redeemed and
   transferred to
   other funding options    (298,598)  (146,131) (1,194,377)  (230,151)  (539,006)   --
                           ---------  ---------   ---------  ---------  ---------   ---
Accumulation units
   end of year             3,112,088  3,216,940   9,127,518  4,113,595  2,586,266    --
                           =========  =========   =========  =========  =========   ===

                                                                      MIST LEGG MASON PARTNERS
                             MIST JANUS FORTY    MIST LAZARD MID-CAP       MANAGED ASSETS
                                SUBACCOUNT            SUBACCOUNT             SUBACCOUNT
                                 (CLASS A)            (CLASS B)               (CLASS A)
                           --------------------  -------------------  ------------------------
                              2007       2006       2007 (b)  2006         2007       2006
                           ---------  ---------    ---------  ----      ---------  ---------
Accumulation units
   beginning of year       5,188,079         --          --     --      3,675,447         --
Accumulation units issued
   and transferred from
   other funding options     566,824  5,762,736     401,107     --        118,770  3,943,353
Accumulation units
   redeemed and
   transferred to
   other funding options    (594,085)  (574,657)    (16,058)    --       (211,594)  (267,906)
                           ---------  ---------     -------    ---      ---------  ---------
Accumulation units
   end of year             5,160,818  5,188,079     385,049     --      3,582,623  3,675,447
                           =========  =========     =======    ===      =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                               MIST BLACKROCK         MIST DREMAN     MIST HARRIS OAKMARK
                               LARGE-CAP CORE       SMALL-CAP VALUE      INTERNATIONAL
                                 SUBACCOUNT           SUBACCOUNT          SUBACCOUNT
                                  (CLASS A)            (CLASS A)           (CLASS A)
                           ---------------------  ------------------  --------------------
                            2007 (a)      2006      2007      2006       2007       2006
                           ----------  ---------  --------  --------  ---------  ---------
Accumulation units
   beginning of year        3,099,244         --   275,512        --  3,322,398         --
Accumulation units issued
   and transferred from
   other funding options       16,857  3,302,279   316,207   381,716  1,429,651  3,611,302
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,116,101)  (203,035) (211,038) (106,204)  (803,285)  (288,904)
                           ----------  ---------  --------  --------  ---------  ---------
Accumulation units
   end of year                     --  3,099,244   380,681   275,512  3,948,764  3,322,398
                           ==========  =========  ========  ========  =========  =========

                              MIST LORD ABBETT       MIST LORD ABBETT       MIST LORD ABBETT
                               BOND DEBENTURE        GROWTH AND INCOME       MID-CAP VALUE
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS A)              (CLASS B)             (CLASS B)
                           ---------------------  ----------------------  -------------------
                              2007        2006       2007        2006        2007       2006
                           ----------  ---------  ----------  ----------  ----------  -------
Accumulation units
   beginning of year       3,146,161          --  14,275,553          --      99,669       --
Accumulation units issued
   and transferred from
   other funding options     576,718   3,433,474  14,856,127  14,993,449  12,918,221  108,274
Accumulation units
   redeemed and
   transferred to
   other funding options    (756,597)   (287,313) (3,109,457)   (717,896) (1,378,605)  (8,605)
                           ---------   ---------  ----------  ----------  ----------   ------
Accumulation units
   end of year             2,966,282   3,146,161  26,022,223  14,275,553  11,639,285   99,669
                           =========   =========  ==========  ==========  ==========   ======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               MIST MET/AIM          MIST MET/AIM         MIST MET/AIM
                           CAPITAL APPRECIATION  CAPITAL APPRECIATION   SMALL CAP GROWTH
                                SUBACCOUNT            SUBACCOUNT           SUBACCOUNT
                                 (CLASS A)             (CLASS E)           (CLASS A)
                           --------------------  --------------------  -----------------
                              2007       2006        2007 (b)  2006       2007     2006
                           ---------  ---------     ---------  ----    --------  -------
Accumulation units
   beginning of year       2,015,446         --            --    --     151,251       --
Accumulation units issued
   and transferred from
   other funding options      86,651  2,139,092     4,971,536    --     314,696  154,551
Accumulation units
   redeemed and
   transferred to
   other funding options    (167,318)  (123,646)     (512,247)   --    (146,233)  (3,300)
                           ---------  ---------     ---------   ---     -------  -------
Accumulation units
   end of year             1,934,779  2,015,446     4,459,289    --     319,714  151,251
                           =========  =========     =========   ===     =======  =======

                            MIST NEUBERGER BERMAN     MIST OPPENHEIMER           MIST PIMCO
                                 REAL ESTATE        CAPITAL APPRECIATION  INFLATION PROTECTED BOND
                                 SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                  (CLASS A)              (CLASS B)                (CLASS A)
                           ----------------------  ---------------------  ------------------------
                              2007        2006        2007       2006           2007 (b)   2006
                           ----------  ----------  ----------  ---------       ----------  ----
Accumulation units
   beginning of year       14,706,355          --   5,583,958         --               --    --
Accumulation units issued
   and transferred from
   other funding options    1,900,596  16,175,653   1,593,063  6,236,033       11,241,613    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,856,920) (1,469,298) (1,140,259)  (652,075)      (1,096,790)   --
                           ----------  ----------  ----------  ---------       ----------   ---
Accumulation units
   end of year             12,750,031  14,706,355   6,036,762  5,583,958       10,144,823    --
                           ==========  ==========  ==========  =========       ==========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                           MIST MFS EMERGING  MIST MFS RESEARCH
                             MARKETS EQUITY     INTERNATIONAL       MIST MFS VALUE
                               SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                               (CLASS A)          (CLASS B)           (CLASS A)
                           -----------------  -----------------  --------------------
                              2007 (b)  2006    2007 (b)  2006      2007       2006
                             ---------  ----    --------  ----   ---------  ---------
Accumulation units
   beginning of year                --   --          --    --    5,844,597         --
Accumulation units issued
   and transferred from
   other funding options     2,153,591   --     937,540    --    1,441,701  6,289,699
Accumulation units
   redeemed and
   transferred to
   other funding options      (322,705)  --     (39,259)   --     (974,994)  (445,102)
                             ---------  ---     -------   ---    ---------  ---------
Accumulation units
   end of year               1,830,886   --     898,281    --    6,311,304  5,844,597
                             =========  ===     =======   ===    =========  =========

                                                 MIST PIONEER       MIST PIONEER
                           MIST PIONEER FUND    MID-CAP VALUE     STRATEGIC INCOME
                               SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                               (CLASS A)          (CLASS A)           (CLASS A)
                           -----------------  ----------------  --------------------
                              2007    2006     2007 (a)   2006      2007        2006
                            -------  -------   --------  ------  ---------  ---------
Accumulation units
   beginning of year        915,160       --   403,004       --  7,966,865         --
Accumulation units issued
   and transferred from
   other funding options     67,103  936,567     7,134  444,589    939,399  8,557,312
Accumulation units
   redeemed and
   transferred to
   other funding options   (272,490) (21,407) (410,138) (41,585)  (952,979)  (590,447)
                           --------  -------  --------  -------  ---------  ---------
Accumulation units
   end of year              709,773  915,160        --  403,004  7,953,285  7,966,865
                           ========  =======  ========  =======  =========  =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                              MIST THIRD AVENUE        MSF BLACKROCK        MSF BLACKROCK
                               SMALL CAP VALUE       AGGRESSIVE GROWTH       BOND INCOME
                                 SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                                  (CLASS B)              (CLASS D)            (CLASS A)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       11,792,862          --  3,413,185         --  7,798,698         --
Accumulation units issued
   and transferred from
   other funding options   15,734,507  12,210,404    392,831  3,578,209    737,988  8,462,148
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,600,075)   (417,542)  (387,135)  (165,024)  (816,797)  (663,450)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year             23,927,294  11,792,862  3,418,881  3,413,185  7,719,889  7,798,698
                           ==========  ==========  =========  =========  =========  =========

                                                                               MSF METLIFE
                                MSF METLIFE             MSF METLIFE          CONSERVATIVE TO
                           AGGRESSIVE ALLOCATION  CONSERVATIVE ALLOCATION  MODERATE ALLOCATION
                                SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)               (CLASS B)              (CLASS B)
                           ---------------------  -----------------------  ---------------------
                              2007        2006       2007         2006       2007        2006
                           ----------  ---------  ----------  -----------  ---------  ----------
Accumulation units
   beginning of year       1,576,664          --   2,592,542         --    1,853,011          --
Accumulation units issued
   and transferred from
   other funding options     569,918   1,713,712     847,935  2,641,429    3,144,748   1,952,711
Accumulation units
   redeemed and
   transferred to
   other funding options    (219,409)   (137,048)   (834,669)   (48,887)  (1,336,214)    (99,700)
                           ---------   ---------   ---------  ---------   ----------   ---------
Accumulation units
   end of year             1,927,173   1,576,664   2,605,808  2,592,542    3,661,545   1,853,011
                           =========   =========   =========  =========   ==========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                           MSF BLACKROCK MONEY MARKET    MSF FI LARGE CAP    MSF FI VALUE LEADERS
                                   SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                   (CLASS A)                (CLASS A)              (CLASS D)
                           --------------------------  --------------------  ---------------------
                                2007          2006        2007      2006        2007       2006
                            -----------   -----------  ---------  ---------  ---------  ----------
Accumulation units
   beginning of year         22,531,235            --  3,768,467         --  7,805,775          --
Accumulation units issued
   and transferred from
   other funding options     34,307,877    34,590,620    113,449  3,952,303    470,362   8,124,164
Accumulation units
   redeemed and
   transferred to
   other funding options    (24,040,617)  (12,059,385)  (405,727)  (183,836)  (624,559)   (318,389)
                            -----------   -----------  ---------  ---------  ---------   ---------
Accumulation units
   end of year               32,798,495    22,531,235  3,476,189  3,768,467  7,651,578   7,805,775
                            ===========   ===========  =========  =========  =========   =========

                                                        MSF METLIFE
                                 MSF METLIFE            MODERATE TO
                             MODERATE ALLOCATION   AGGRESSIVE ALLOCATION  MSF MFS TOTAL RETURN
                                  SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)              (CLASS B)              (CLASS B)
                           ----------------------  ---------------------  ---------------------
                              2007        2006        2007       2006        2007        2006
                           ----------  ----------  ----------  ---------  ----------  ---------
Accumulation units
   beginning of year       10,582,466          --   6,708,557         --  3,929,278          --
Accumulation units issued
   and transferred from
   other funding options    2,471,387  11,263,109   1,679,272  7,282,341  1,590,076   4,242,002
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,293,116)   (680,643) (2,184,319)  (573,784)  (486,637)   (312,724)
                           ----------  ----------  ----------  ---------  ---------   ---------
Accumulation units
   end of year             11,760,737  10,582,466   6,203,510  6,708,557  5,032,717   3,929,278
                           ==========  ==========  ==========  =========  =========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                       MSF OPPENHEIMER      MSF T. ROWE PRICE
                            MSF MFS TOTAL RETURN        GLOBAL EQUITY        LARGE CAP GROWTH
                                 SUBACCOUNT              SUBACCOUNT             SUBACCOUNT
                                 (CLASS F)                (CLASS B)             (CLASS B)
                           ----------------------  ----------------------  -------------------
                              2007        2006        2007        2006       2007       2006
                           ----------  ----------  ----------  ----------  --------  ---------
Accumulation units
   beginning of year       25,722,813          --  33,479,697          -- 2,365,014         --
Accumulation units issued
   and transferred from
   other funding options    1,167,773  27,356,393   2,303,702  36,311,128   224,399  2,635,279
Accumulation units
   redeemed and
   transferred to
   other funding options   (2,469,417) (1,633,580) (5,356,933) (2,831,431) (199,525)  (270,265)
                           ----------  ----------  ----------  ---------- ---------  ---------
Accumulation units
   end of year             24,421,169  25,722,813  30,426,466  33,479,697 2,389,888  2,365,014
                           ==========  ==========  ==========  ========== =========  =========

                           PIMCO VIT TOTAL RETURN  PIONEER AMERICA INCOME VCT  PIONEER BOND VCT
                                 SUBACCOUNT                SUBACCOUNT             SUBACCOUNT
                           (ADMINISTRATIVE CLASS)          (CLASS II)             (CLASS II)
                           ----------------------  --------------------------  ----------------
                              2007        2006       2007 (c)       2006        2007 (d)  2006
                           ----------  ----------   -----------  ----------    ---------  ----
Accumulation units
   beginning of year       24,626,133  22,715,127     8,438,521   7,378,651           --    --
Accumulation units issued
   and transferred from
   other funding options    2,349,273   3,933,547     3,663,714   3,095,937    9,125,288    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,140,604) (2,022,541)  (12,102,235) (2,036,067)    (227,940)   --
                           ----------  ----------   -----------  ----------    ---------   ---
Accumulation units
   end of year             23,834,802  24,626,133            --   8,438,521    8,897,348    --
                           ==========  ==========   ===========  ==========    =========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             MSF WESTERN ASSET      MSF WESTERN ASSET
                                MANAGEMENT             MANAGEMENT               PIMCO VIT
                              HIGH YIELD BOND        U.S. GOVERNMENT           REAL RETURN
                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                 (CLASS A)              (CLASS A)         (ADMINISTRATIVE CLASS)
                           ---------------------  ---------------------  ------------------------
                            2007 (a)      2006       2007        2006      2007 (a)       2006
                           ----------  ---------  ----------  ---------  -----------  -----------
Accumulation units
   beginning of year        6,376,927         --   5,917,674         --   10,339,811   9,966,865
Accumulation units issued
   and transferred from
   other funding options      376,308  6,932,418     635,895  6,558,211      477,387   1,820,158
Accumulation units
   redeemed and
   transferred to
   other funding options   (6,753,235)  (555,491) (1,162,059)  (640,537) (10,817,198) (1,447,212)
                           ----------   --------  ----------  ---------  -----------  ----------
Accumulation units
   end of year                     --  6,376,927   5,391,510  5,917,674           --  10,339,811
                           ==========   ========  ==========  =========  ===========  ==========

                                                       PIONEER EMERGING
                           PIONEER CULLEN VALUE VCT       MARKETS VCT      PIONEER EQUITY INCOME VCT
                                  SUBACCOUNT              SUBACCOUNT               SUBACCOUNT
                                  (CLASS II)              (CLASS II)               (CLASS II)
                           ------------------------  --------------------  -------------------------
                                2007       2006         2007       2006        2007        2006
                             ---------  ---------    ---------  ---------   ----------  -----------
Accumulation units
   beginning of year         4,297,206  1,317,687    3,672,536  2,673,916    7,097,228   5,593,506
Accumulation units issued
   and transferred from
   other funding options     2,431,693  3,347,734    1,120,206  1,638,593    1,882,074   2,656,143
Accumulation units
   redeemed and
   transferred to
   other funding options      (380,226)  (368,215)    (758,750)  (639,973)  (1,384,548) (1,152,421)
                             ---------  ---------    ---------  ---------   ----------  ----------
Accumulation units
   end of year               6,348,673  4,297,206    4,033,992  3,672,536    7,594,754   7,097,228
                             =========  =========    =========  =========   ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                             PIONEER EQUITY
                             OPPORTUNITY VCT     PIONEER FUND VCT     PIONEER GLOBAL HIGH YIELD VCT
                               SUBACCOUNT           SUBACCOUNT                 SUBACCOUNT
                               (CLASS II)           (CLASS II)                 (CLASS II)
                           ------------------  ---------------------  -----------------------------
                           2007 (c)    2006       2007       2006          2007            2006
                           --------  --------  ----------  ---------    ----------      ---------
Accumulation units
   beginning of year        157,920    29,930   6,574,991  5,875,325     3,094,636        670,475
Accumulation units issued
   and transferred from
   other funding options    643,206   145,078   4,960,574  1,441,436     2,052,285      2,877,657
Accumulation units
   redeemed and
   transferred to
   other funding options   (801,126)  (17,088)   (915,105)  (741,770)     (616,505)      (453,496)
                           --------   -------  ----------  ---------     ---------      ---------
Accumulation units
   end of year                   --   157,920  10,620,460  6,574,991     4,530,416      3,094,636
                           ========   =======  ==========  =========     =========      =========

                                PIONEER IBBOTSON                                PIONEER INTERNATIONAL
                             MODERATE ALLOCATION VCT  PIONEER INDEPENDENCE VCT        VALUE VCT
                                   SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                   (CLASS II)                (CLASS II)              (CLASS II)
                           -------------------------  ------------------------  ---------------------
                                2007          2006       2007         2006         2007        2006
                             ----------   ----------   ----------   ---------   ---------   ---------
Accumulation units
   beginning of year         33,497,696    4,662,565   1,389,954    1,184,218   2,234,002     873,269
Accumulation units issued
   and transferred from
   other funding options     19,312,093   29,480,619     497,153      343,955   1,190,952   1,498,574
Accumulation units
   redeemed and
   transferred to
   other funding options     (4,477,681)    (645,488)   (183,413)    (138,219)   (729,634)   (137,841)
                             ----------   ----------   ---------    ---------   ---------   ---------
Accumulation units
   end of year               48,332,108   33,497,696   1,703,694    1,389,954   2,695,320   2,234,002
                             ==========   ==========   =========    =========   =========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                       PIONEER IBBOTSON          PIONEER IBBOTSON
                           PIONEER HIGH YIELD VCT  AGGRESSIVE ALLOCATION VCT   GROWTH ALLOCATION VCT
                                 SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                 (CLASS II)               (CLASS II)                (CLASS II)
                           ----------------------  -------------------------  ----------------------
                              2007         2006         2007        2006         2007         2006
                           ----------  ----------  ------------  -----------  ----------  ----------
Accumulation units
   beginning of year       11,739,167   8,125,948    3,636,672    1,079,371   55,528,247   4,438,944
Accumulation units issued
   and transferred from
   other funding options    5,048,767   6,964,538      912,353    2,604,253   41,954,885  52,273,408
Accumulation units
   redeemed and
   transferred to
   other funding options   (6,430,691) (3,351,319)    (145,293)     (46,952)  (5,796,944) (1,184,105)
                           ----------  ----------    ---------    ---------   ----------  ----------
Accumulation units
   end of year             10,357,243  11,739,167    4,403,732    3,636,672   91,686,188  55,528,247
                           ==========  ==========    =========    =========   ==========  ==========

                                                         PIONEER OAK RIDGE     PIONEER REAL ESTATE
                           PIONEER MID CAP VALUE VCT   LARGE CAP GROWTH VCT         SHARES VCT
                                  SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                  (CLASS II)                (CLASS II)              (CLASS II)
                           -------------------------  ----------------------  ----------------------
                               2007          2006         2007       2006        2007        2006
                            -----------  -----------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year         5,977,757    5,101,198    4,895,868   3,981,959   4,536,822   3,539,719
Accumulation units issued
   and transferred from
   other funding options     1,577,586    1,997,504    1,142,360   1,981,145   1,111,440   1,711,288
Accumulation units
   redeemed and
   transferred to
   other funding options    (1,192,980)  (1,120,945)  (1,154,178) (1,067,236) (1,600,366)   (714,185)
                            ----------   ----------   ----------  ----------  ----------   ---------
Accumulation units
   end of year               6,362,363    5,977,757    4,884,050   4,895,868   4,047,896   4,536,822
                            ==========   ==========   ==========  ==========  ==========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           PIONEER SMALL AND MID CAP
                                   GROWTH VCT         PIONEER SMALL CAP VALUE VCT  PIONEER STRATEGIC INCOME VCT
                                   SUBACCOUNT                  SUBACCOUNT                   SUBACCOUNT
                                   (CLASS II)                  (CLASS II)                   (CLASS II)
                           -------------------------  ---------------------------  ----------------------------
                              2007 (c)      2006            2007       2006              2007       2006
                             ----------  ---------       ---------  ---------         ----------  ----------
Accumulation units
   beginning of year          1,958,429  1,574,787       4,227,642  2,736,236         15,976,603  13,239,389
Accumulation units issued
   and transferred from
   other funding options        575,778    467,306         708,121  2,141,083          4,568,930   4,938,561
Accumulation units
   redeemed and
   transferred to
   other funding options     (2,534,207)   (83,664)       (769,442)  (649,677)        (2,745,238) (2,201,347)
                             ----------  ---------       ---------  ---------         ----------  ----------
Accumulation units
   end of year                       --  1,958,429       4,166,321  4,227,642         17,800,295  15,976,603
                             ==========  =========       =========  =========         ==========  ==========

                           VAN KAMPEN LIT COMSTOCK  VAN KAMPEN LIT ENTERPRISE
                                 SUBACCOUNT                 SUBACCOUNT
                                 (CLASS II)                 (CLASS II)
                           -----------------------  -------------------------
                              2007        2006             2007     2006
                           ----------  ----------        -------  -------
Accumulation units
   beginning of year        9,180,155   9,419,284        130,233  128,454
Accumulation units issued
   and transferred from
   other funding options      711,896     829,323          3,027    4,219
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,518,296) (1,068,452)        (5,098)  (2,440)
                           ----------  ----------        -------  -------
Accumulation units
   end of year              8,373,755   9,180,155        128,162  130,233
                           ==========  ==========        =======  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             PIONEER VALUE VCT    PUTNAM VT INTERNATIONAL EQUITY  PUTNAM VT SMALL CAP VALUE
                                 SUBACCOUNT                 SUBACCOUNT                    SUBACCOUNT
                                 (CLASS II)                 (CLASS IB)                    (CLASS IB)
                           ---------------------  ------------------------------  -------------------------
                            2007 (c)      2006          2007 (a)    2006             2007 (a)     2006
                           ----------  ---------        --------  -------           ----------  ---------
Accumulation units
   beginning of year        4,145,657  3,810,379         355,928  377,849            7,588,935  7,438,554
Accumulation units issued
   and transferred from
   other funding options      427,838    790,341             936   26,406               75,921    968,543
Accumulation units
   redeemed and
   transferred to
   other funding options   (4,573,495)  (455,063)       (356,864) (48,327)          (7,664,856)  (818,162)
                           ----------  ---------        --------  -------           ----------  ---------
Accumulation units
   end of year                     --  4,145,657              --  355,928                   --  7,588,935
                           ==========  =========        ========  =======           ==========  =========

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 and the Board of Directors of MetLife Insurance Company of Connecticut:

We have audited the accompanying statements of assets and liabilities of MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Separate Account") of MetLife Insurance Company of Connecticut (the "Company") comprising each of the individual Subaccounts listed in Appendix A as of December 31, 2007, and the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for the periods presented in the year ended December 31, 2007, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Subaccounts listed in Appendix B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in Note 5 for the periods in the two years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts constituting the Separate Account of the Company as of December 31, 2007, the results of their operations for the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008

                                   APPENDIX A

AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged All Cap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds VIS Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus Mid Cap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class 2)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI Capital Growth Subaccount (Class B)
DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)
DWSII International Subaccount (Class B)
DWS Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Contrafund Subaccount (Service Class)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Income Securities Subaccount (Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Appreciation Subaccount (Class I)
LMPVET Appreciation Subaccount (Class II)
LMPVET Capital Subaccount
LMPVET Dividend Strategy Subaccount (Class A)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Global Equity Subaccount
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Mid Cap Core Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
LMPVIT Diversified Strategic Income Subaccount
LMPVIT High Income Subaccount
LMPVIT Money Market Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)

MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Bond Income Subaccount (Class E)
MSF BlackRock Money Market Subaccount (Class A)
MSF Capital Guardian U.S. Equity Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A)
PIMCO VIT Total Return Subaccount (Administrative Class)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)
Van Kampen LIT Strategic Growth Subaccount (Class I)

                                   APPENDIX B

Credit Suisse Trust Emerging Markets Subaccount
LMPIS Premier Selections All Cap Growth Subaccount
LMPVET Multiple Discipline Subaccount-Large Cap Growth and Value
LMPVPI All Cap Subaccount (Class I)
LMPVPII Growth and Income Subaccount (Class I)
LMPVPV Small Cap Growth Opportunities Subaccount
LMPVPI Large Cap Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class I)
Lord Abbett Growth and Income Subaccount (Class VC)
Lord Abbett Mid-Cap Value Subaccount (Class VC)
MIST BlackRock Large-Cap Core Subaccount (Class A)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST Pioneer Mid-Cap Value Subaccount (Class A)
MSF Western Asset Management High Yield Bond Subaccount (Class A)
PIMCO VIT Real Return Subaccount (Administrative Class)
Putnam VT International Equity Subaccount (Class IB)
Putnam VT Small Cap Value Subaccount (Class IB)

                 METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT
                     VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2007

                                AIM V.I.    ALGER AMERICAN   AMERICAN FUNDS  AMERICAN FUNDS
                                UTILITIES  LEVERAGED ALLCAP   GLOBAL GROWTH   GROWTH-INCOME
                               SUBACCOUNT     SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                               (SERIES I)      (CLASS S)        (CLASS 2)       (CLASS 2)
                               ----------  ----------------  --------------  --------------
ASSETS:
   Investments at fair value     $68,966       $207,090        $4,052,951      $7,398,451
   Due from MetLife Insurance
      Company of Connecticut          --             --                --              --
                                 -------       --------        ----------      ----------
         Total Assets             68,966        207,090         4,052,951       7,398,451
                                 -------       --------        ----------      ----------
LIABILITIES:
   Other payables
      Insurance charges               11             31               641           1,209
      Administrative fees              1              3                50              91
   Due to MetLife Insurance
      Company of Connecticut          --             --                --              --
                                 -------       --------        ----------      ----------
         Total Liabilities            12             34               691           1,300
                                 -------       --------        ----------      ----------
NET ASSETS                       $68,954       $207,056        $4,052,260      $7,397,151
                                 =======       ========        ==========      ==========

   The accompanying notes are an integral part of these financial statements.

                               AMERICAN FUNDS                             DREYFUS       DREYFUS SOCIALLY
                                   GROWTH      CREDIT SUISSE TRUST     MIDCAP STOCK    RESPONSIBLE GROWTH
                                 SUBACCOUNT      GLOBAL SMALL CAP       SUBACCOUNT         SUBACCOUNT
                                  (CLASS 2)         SUBACCOUNT       (SERVICE SHARES)   (SERVICE SHARES)
                               --------------  --------------------  ----------------  ------------------
ASSETS:
   Investments at fair value     $9,149,576           $1,959             $381,677            $2,554
   Due from MetLife Insurance
      Company of Connecticut             --               --                   --                --
                                 ----------           ------             --------            ------
         Total Assets             9,149,576            1,959              381,677             2,554
                                 ----------           ------             --------            ------
LIABILITIES:
   Other payables
      Insurance charges               1,489               --                   60                 1
      Administrative fees               113               --                    4                --
   Due to MetLife Insurance
      Company of Connecticut             --               --                   --                 3
                                 ----------           ------             --------            ------
         Total Liabilities            1,602               --                   64                 4
                                 ----------           ------             --------            ------
NET ASSETS                       $9,147,974           $1,959             $381,613            $2,550
                                 ==========           ======             ========            ======

   The accompanying notes are an integral part of these financial statements.

                                  DREYFUS VIF        DREYFUS VIF          DWS VIT
                                 APPRECIATION    DEVELOPING LEADERS  EQUITY 500 INDEX
                                  SUBACCOUNT          SUBACCOUNT        SUBACCOUNT
                               (INITIAL SHARES)   (INITIAL SHARES)       (CLASS 2)
                               ----------------  ------------------  ----------------
ASSETS:
   Investments at fair value        $76,010           $352,064           $467,586
   Due from MetLife Insurance
      Company of Connecticut             --                 --                 --
                                    -------           --------           --------
         Total Assets                76,010            352,064            467,586
                                    -------           --------           --------
LIABILITIES:
   Other payables
      Insurance charges                  10                 50                 73
      Administrative fees                 1                  4                  6
   Due to MetLife Insurance
      Company of Connecticut             --                 --                 --
                                    -------           --------           --------
         Total Liabilities               11                 54                 79
                                    -------           --------           --------
NET ASSETS                          $75,999           $352,010           $467,507
                                    =======           ========           ========

                                    DWS VIT RREEF              DWSI               DWSI
                               REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES  CAPITAL GROWTH
                                     SUBACCOUNT             SUBACCOUNT         SUBACCOUNT
                                      (CLASS B)              (CLASS B)          (CLASS B)
                               ----------------------  --------------------  --------------
ASSETS:
   Investments at fair value          $246,847               $223,944           $621,209
   Due from MetLife Insurance
      Company of Connecticut                --                     --                 --
                                      --------               --------           --------
         Total Assets                  246,847                223,944            621,209
                                      --------               --------           --------
LIABILITIES:
   Other payables
      Insurance charges                     37                     32                 95
      Administrative fees                    3                      2                  7
   Due to MetLife Insurance
      Company of Connecticut                --                     --                 --
                                      --------               --------           --------
         Total Liabilities                  40                     34                102
                                      --------               --------           --------
NET ASSETS                            $246,807               $223,910           $621,107
                                      ========               ========           ========

   The accompanying notes are an integral part of these financial statements.

                                     DWSI           DWSI        DWSII         DWSI
                               GROWTH & INCOME  HEALTH CARE   BALANCED   INTERNATIONAL
                                  SUBACCOUNT     SUBACCOUNT  SUBACCOUNT    SUBACCOUNT
                                  (CLASS B)      (CLASS B)    (CLASS B)    (CLASS B)
                               ---------------  -----------  ----------  -------------
ASSETS:
   Investments at fair value       $174,925       $127,457    $107,263      $356,687
   Due from MetLife Insurance
      Company of Connecticut             --             --          --            --
                                   --------       --------    --------      --------
         Total Assets               174,925        127,457     107,263       356,687
                                   --------       --------    --------      --------
LIABILITIES:
   Payables
      Insurance charges                  27             19          17            55
      Administrative fees                 2              2           1             4
   Due to MetLife Insurance
      Company of Connecticut             --             --          --            --
                                   --------       --------    --------      --------
         Total Liabilities               29             21          18            59
                                   --------       --------    --------      --------
NET ASSETS                         $174,896       $127,436    $107,245      $356,628
                                   ========       ========    ========      ========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII          DWSII    DWSII CONSERVATIVE   DWSII CORE    DWSII DAVIS      DWSII DREMAN
                               STRATEGIC INCOME   BLUE CHIP      ALLOCATION      FIXED INCOME  VENTURE VALUE  HIGH RETURN EQUITY
                                  SUBACCOUNT     SUBACCOUNT      SUBACCOUNT       SUBACCOUNT    SUBACCOUNT        SUBACCOUNT
                                   (CLASS B)      (CLASS B)       (CLASS B)        (CLASS B)     (CLASS B)         (CLASS B)
                               ----------------  ----------  ------------------  ------------  -------------  ------------------
ASSETS:
   Investments at fair value       $119,468       $286,580        $175,335         $657,591       $589,532        $1,139,619
   Due from MetLife Insurance
      Company of Connecticut             --             --              --               --             --                --
                                   --------       --------        --------         --------       --------        ----------
         Total Assets               119,468        286,580         175,335          657,591        589,532         1,139,619
                                   --------       --------        --------         --------       --------        ----------
LIABILITIES:
   Payables
      Insurance charges                  18             43              24               96             89               164
      Administrative fees                 2              3               2                8              7                14
   Due to MetLife Insurance
      Company of Connecticut             --             --              --               --             --                --
                                   --------       --------        --------         --------       --------        ----------
         Total Liabilities               20             46              26              104             96               178
                                   --------       --------        --------         --------       --------        ----------
NET ASSETS                         $119,448       $286,534        $175,309         $657,487       $589,436        $1,139,441
                                   ========       ========        ========         ========       ========        ==========

   The accompanying notes are an integral part of these financial statements.

                                   DWSII DREMAN          DWSII       DWSII GOVERNMENT &        DWSII
                               SMALL MID CAP VALUE  GLOBAL THEMATIC   AGENCY SECURITIES  GROWTH ALLOCATION
                                    SUBACCOUNT         SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                    (CLASS B)          (CLASS B)          (CLASS B)          (CLASS B)
                               -------------------  ---------------  ------------------  -----------------
ASSETS:
   Investments at fair value         $481,905           $135,380          $305,207            $117,413
   Due from MetLife Insurance
      Company of Connecticut              787                 --                --                  --
                                     --------           --------          --------            --------
         Total Assets                 482,692            135,380           305,207             117,413
                                     --------           --------          --------            --------
LIABILITIES:
   Other Payables
      Insurance charges                    74                 22                45                  18
      Administrative fees                   6                  2                 4                   1
   Due to MetLife Insurance
      Company of Connecticut               --                 --                --                  --
                                     --------           --------          --------            --------
         Total Liabilities                 80                 24                49                  19
                                     --------           --------          --------            --------
NET ASSETS                           $482,612           $135,356          $305,158            $117,394
                                     ========           ========          ========            ========

   The accompanying notes are an integral part of these financial statements.

                                  DWSII     DWSII INTERNATIONAL    DWSII JANUS
                               HIGH INCOME     SELECT EQUITY     GROWTH & INCOME
                                SUBACCOUNT       SUBACCOUNT         SUBACCOUNT
                                (CLASS B)        (CLASS B)          (CLASS B)
                               -----------  -------------------  ---------------
ASSETS:
   Investments at fair value     $414,592         $327,823           $227,617
   Due from MetLife Insurance
      Company of Connecticut           --               --                 --
                                 --------         --------           --------
         Total Assets             414,592          327,823            227,617
                                 --------         --------           --------
LIABILITIES:
   Other Payables
      Insurance charges                61               48                 34
      Administrative fees               5                4                  3
   Due to MetLife Insurance
      Company of Connecticut           --               --                 --
                                 --------         --------           --------
         Total Liabilities             66               52                 37
                                 --------         --------           --------
NET ASSETS                       $414,526         $327,771           $227,580
                                 ========         ========           ========

                                    DWSII            DWSII             DWSII
                               LARGE CAP VALUE  MID CAP GROWTH  MODERATE ALLOCATION
                                  SUBACCOUNT      SUBACCOUNT         SUBACCOUNT
                                  (CLASS B)        (CLASS B)         (CLASS B)
                               ---------------  --------------  -------------------
ASSETS:
   Investments at fair value       $344,910          $3,684           $588,074
   Due from MetLife Insurance
      Company of Connecticut            200              --                 --
                                   --------          ------           --------
         Total Assets               345,110           3,684            588,074
                                   --------          ------           --------
LIABILITIES:
   Other Payables
      Insurance charges                  53               1                 97
      Administrative fees                 4              --                  8
   Due to MetLife Insurance
      Company of Connecticut             --              --                 --
                                   --------          ------           --------
         Total Liabilities               57               1                105
                                   --------          ------           --------
NET ASSETS                         $345,053          $3,683           $587,969
                                   ========          ======           ========

   The accompanying notes are an integral part of these financial statements.

                                                                                DWSII
                                   DWSII           DWSII          DWSII    TURNER MID CAP
                               MONEY MARKET  SMALL CAP GROWTH  TECHNOLOGY      GROWTH
                                SUBACCOUNT      SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                 (CLASS B)       (CLASS B)      (CLASS B)     (CLASS B)
                               ------------  ----------------  ----------  --------------
ASSETS:
   Investments at fair value    $12,136,806      $156,646       $270,174      $177,771
   Due from MetLife Insurance
      Company of Connecticut             --            --             --            --
                                -----------      --------       --------      --------
         Total Assets            12,136,806       156,646        270,174       177,771
                                -----------      --------       --------      --------
LIABILITIES:
   Other Payables
      Insurance charges               1,555            25             40            27
      Administrative fees               150             2              3             2
   Due to MetLife Insurance
      Company of Connecticut             --            --             --            --
                                -----------      --------       --------      --------
         Total Liabilities            1,705            27             43            29
                                -----------      --------       --------      --------
NET ASSETS                      $12,135,101      $156,619       $270,131      $177,742
                                ===========      ========       ========      ========

   The accompanying notes are an integral part of these financial statements.

                                                                      FIDELITY VIP
                                  FIDELITY VIP      FIDELITY VIP    DYNAMIC CAPITAL
                                   CONTRAFUND        CONTRAFUND       APPRECIATION
                                   SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                               (SERVICE CLASS 2)  (SERVICE CLASS)  (SERVICE CLASS 2)
                               -----------------  ---------------  -----------------
ASSETS:
   Investments at fair value       $1,111,494         $465,828          $59,672
   Due from MetLife Insurance
      Company of Connecticut               --               --               --
                                   ----------         --------          -------
         Total Assets               1,111,494          465,828           59,672
                                   ----------         --------          -------
LIABILITIES:
   Other Payables
      Insurance charges                   173               75                8
      Administrative fees                  14                6               --
   Due to MetLife Insurance
      Company of Connecticut               --               --               --
                                   ----------         --------          -------
         Total Liabilities                187               81                8
                                   ----------         --------          -------
NET ASSETS                         $1,111,307         $465,747          $59,664
                                   ==========         ========          =======

                                                                      FTVIPT FRANKLIN
                                  FIDELITY VIP     FTVIPT FRANKLIN     SMALL-MID CAP
                                    MID CAP       INCOME SECURITIES  GROWTH SECURITIES
                                   SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                               (SERVICE CLASS 2)      (CLASS 2)          (CLASS 2)
                               -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value       $1,468,964          $120,309           $406,194
   Due from MetLife Insurance
      Company of Connecticut               --                --                 --
                                   ----------          --------           --------
         Total Assets               1,468,964           120,309            406,194
                                   ----------          --------           --------
LIABILITIES:
   Other Payables
      Insurance charges                   235                21                 64
      Administrative fees                  19                 1                  5
   Due to MetLife Insurance
      Company of Connecticut               --                --                 --
                                   ----------          --------           --------
         Total Liabilities                254                22                 69
                                   ----------          --------           --------
NET ASSETS                         $1,468,710          $120,287           $406,125
                                   ==========          ========           ========

   The accompanying notes are an integral part of these financial statements.

                                FTVIPT TEMPLETON
                               DEVELOPING MARKETS   FTVIPT TEMPLETON       JANUS ASPEN          JANUS ASPEN
                                   SECURITIES      FOREIGN SECURITIES  GLOBAL LIFE SCIENCES  GLOBAL TECHNOLOGY
                                   SUBACCOUNT          SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                    (CLASS 2)           (CLASS 2)        (SERVICE SHARES)     (SERVICE SHARES)
                               ------------------  ------------------  --------------------  -----------------
ASSETS:
   Investments at fair value       $1,382,395          $1,584,559             $23,829             $51,308
   Due from MetLife Insurance
      Company of Connecticut               --                  --                  --                  --
                                   ----------          ----------             -------             -------
         Total Assets               1,382,395           1,584,559              23,829              51,308
                                   ----------          ----------             -------             -------
LIABILITIES:
   Other payables
      Insurance charges                   210                 250                   4                   7
      Administrative fees                  17                  20                   1                   1
   Due to MetLife Insurance
      Company of Connecticut            3,709                  --                  --                  --
                                   ----------          ----------             -------             -------
         Total Liabilities              3,936                 270                   5                   8
                                   ----------          ----------             -------             -------
NET ASSETS                         $1,378,459          $1,584,289             $23,824             $51,300
                                   ==========          ==========             =======             =======

   The accompanying notes are an integral part of these financial statements.

                                  JANUS ASPEN       JANUS ASPEN          LMPVET          LMPVET        LMPVET
                                MID CAP GROWTH   WORLDWIDE GROWTH  AGGRESSIVE GROWTH  APPRECIATION  APPRECIATION    LMPVET
                                  SUBACCOUNT        SUBACCOUNT         SUBACCOUNT      SUBACCOUNT    SUBACCOUNT    CAPITAL
                               (SERVICE SHARES)  (SERVICE SHARES)      (CLASS I)        (CLASS I)    (CLASS II)   SUBACCOUNT
                              -----------------  ----------------  -----------------  ------------  ------------  ----------
ASSETS:
   Investments at fair value       $195,982           $31,659          $1,525,596       $766,773      $643,500    $4,718,670
   Due from MetLife Insurance
      Company of Connecticut             --                --                  --             --            --            --
                                   --------           -------          ----------       --------      --------    ----------
         Total Assets               195,982            31,659           1,525,596        766,773       643,500     4,718,670
                                   --------           -------          ----------       --------      --------    ----------
LIABILITIES:
   Other payables
      Insurance charges                  30                 5                 237            122            99           813
      Administrative fees                 2                --                  19              9             8            58
   Due to MetLife Insurance
      Company of Connecticut             --                --                  --             --            --            --
                                   --------           -------          ----------       --------      --------    ----------
         Total Liabilities               32                 5                 256            131           107           871
                                   --------           -------          ----------       --------      --------    ----------
NET ASSETS                         $195,950           $31,654          $1,525,340       $766,642      $643,393    $4,717,799
                                   ========           =======          ==========       ========      ========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                     LMPVET           LMPVET
                                     LMPVET       EQUITY INDEX  FUNDAMENTAL VALUE      LMPVET
                               DIVIDEND STRATEGY   SUBACCOUNT       SUBACCOUNT     GLOBAL EQUITY
                                   SUBACCOUNT      (CLASS II)       (CLASS I)        SUBACCOUNT
                               -----------------  ------------  -----------------  -------------
ASSETS:
   Investments at fair value        $65,436        $1,021,831       $1,229,061        $512,129
   Due from MetLife Insurance
      Company of Connecticut             --                --               --              --
                                    -------        ----------       ----------        --------
         Total Assets                65,436         1,021,831        1,229,061         512,129
                                    -------        ----------       ----------        --------
LIABILITIES:
   Other payables
      Insurance charges                   9               156              200              87
      Administrative fees                 1                13               15               6
   Due to MetLife Insurance
      Company of Connecticut             --                --               --              --
                                    -------        ----------       ----------        --------
         Total Liabilities               10               169              215              93
                                    -------        ----------       ----------        --------
NET ASSETS                          $65,426        $1,021,662       $1,228,846        $512,036
                                    =======        ==========       ==========        ========

   The accompanying notes are an integral part of these financial statements.

                                 LMPVET         LMPVET          LMPVET          LMPVET             LMPVET             LMPVIT
                                INVESTORS  LARGE CAP GROWTH  MID CAP CORE  SMALL CAP GROWTH  CAPITAL AND INCOME  ADJUSTABLE RATE
                               SUBACCOUNT     SUBACCOUNT      SUBACCOUNT      SUBACCOUNT         SUBACCOUNT           INCOME
                                (CLASS I)      (CLASS I)       (CLASS I)       (CLASS I)         (CLASS II)         SUBACCOUNT
                               ----------  ----------------  ------------  ----------------  ------------------  ---------------
ASSETS:
   Investments at fair value    $290,696       $333,600        $351,303        $688,830          $3,252,792          $278,977
   Due from MetLife Insurance
      Company of Connecticut          --             --              --              --                  --                --
                                --------       --------        --------        --------          ----------          --------
         Total Assets            290,696        333,600         351,303         688,830           3,252,792           278,977
                                --------       --------        --------        --------          ----------          --------
LIABILITIES:
   Other payables
      Insurance charges               45             51              60             114                 525                42
      Administrative fees              4              4               4               9                  40                 3
   Due to MetLife Insurance
      Company of Connecticut          --             --              --              --               2,761                --
                                --------       --------        --------        --------          ----------          --------
         Total Liabilities            49             55              64             123               3,326                45
                                --------       --------        --------        --------          ----------          --------
NET ASSETS                      $290,647       $333,545        $351,239        $688,707          $3,249,466          $278,932
                                ========       ========        ========        ========          ==========          ========

   The accompanying notes are an integral part of these financial statements.

                                      LMPVIT                                    MIST BATTERYMARCH
                               DIVERSIFIED SRATEGIC    LMPVIT        LMPVIT       MID-CAP STOCK
                                      INCOME         HIGH INCOME  MONEY MARKET      SUBACCOUNT
                                    SUBACCOUNT        SUBACCOUNT   SUBACCOUNT       (CLASS A)
                               --------------------  -----------  ------------  -----------------
ASSETS:
   Investments at fair value         $294,133         $1,126,571   $1,619,389        $215,767
   Due from MetLife Insurance
      Company of Connecticut               --                 --           --              --
                                     --------         ----------   ----------        --------
         Total Assets                 294,133          1,126,571    1,619,389         215,767
                                     --------         ----------   ----------        --------
LIABILITIES:
   Other payables
      Insurance charges                    43                169          267              30
      Administrative fees                   4                 13           20               3
   Due to MetLife Insurance
      Company of Connecticut               --                 --           --              --
                                     --------         ----------   ----------        --------
         Total Liabilities                 47                182          287              33
                                     --------         ----------   ----------        --------
NET ASSETS                           $294,086         $1,126,389   $1,619,102        $215,734
                                     ========         ==========   ==========        ========

   The accompanying notes are an integral part of these financial statements.

                                                                                 MIST HARRIS
                               MIST BLACKROCK  MIST BLACKROCK    MIST DREMAN       OAKMARK      MIST JANUS  MIST LAZARD
                                 HIGH YIELD    LARGE-CAP CORE  SMALL-CAP VALUE  INTERNATIONAL     FORTY       MID-CAP
                                 SUBACCOUNT      SUBACCOUNT       SUBACCOUNT      SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
                                  (CLASS A)       (CLASS E)       (CLASS A)       (CLASS A)     (CLASS A)    (CLASS B)
                               --------------  --------------  ---------------  -------------  -----------  -----------
ASSETS:
   Investments at fair value      $779,525       $2,458,631        $35,416         $701,840      $751,125      $6,829
   Due from MetLife Insurance
      Company of Connecticut            --               --             --               --            --          --
                                  --------       ----------        -------         --------      --------      ------
         Total Assets              779,525        2,458,631         35,416          701,840       751,125       6,829
                                  --------       ----------        -------         --------      --------      ------
LIABILITIES:
   Other payables
      Insurance charges                105              406              6              107           114           1
      Administrative fees               10               31             --                9             9          --
   Due to MetLife Insurance
      Company of Connecticut            --               --             --               --            --          --
                                  --------       ----------        -------         --------      --------      ------
         Total Liabilities             115              437              6              116           123           1
                                  --------       ----------        -------         --------      --------      ------
NET ASSETS                        $779,410       $2,458,194        $35,410         $701,724      $751,002      $6,828
                                  ========       ==========        =======         ========      ========      ======

   The accompanying notes are an integral part of these financial statements.

                               MIST LEGG MASON
                                  PARTNERS      MIST LORD ABBETT  MIST LORD ABBETT   MIST LORD ABBETT
                               MANAGED ASSETS    BOND DEBENTURE   GROWTH AND INCOME   MID-CAP VALUE
                                 SUBACCOUNT        SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                  (CLASS A)        (CLASS A)          (CLASS B)         (CLASS B)
                               ---------------  ----------------  -----------------  ----------------
ASSETS:
   Investments at fair value       $54,555          $395,808          $4,578,382        $3,671,176
   Due from MetLife Insurance
      Company of Connecticut            --                --                  --                --
                                   -------          --------          ----------        ----------
         Total Assets               54,555           395,808           4,578,382         3,671,176
                                   -------          --------          ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  8                60                 697               594
      Administrative fees               --                 5                  57                45
   Due to MetLife Insurance
      Company of Connecticut            --                --                  --                --
                                   -------          --------          ----------        ----------
         Total Liabilities               8                65                 754               639
                                   -------          --------          ----------        ----------
NET ASSETS                         $54,547          $395,743          $4,577,628        $3,670,537
                                   =======          ========          ==========        ==========

   The accompanying notes are an integral part of these financial statements.

                                                         MIST MFS
                                    MIST MET/AIM     EMERGING MARKETS  MIST MFS RESEARCH
                               CAPITAL APPRECIATION       EQUITY         INTERNATIONAL
                                     SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                     (CLASS A)           (CLASS A)         (CLASS B)
                               --------------------  ----------------  -----------------
ASSETS:
   Investments at fair value         $246,617            $261,043          $219,502
   Due from MetLife Insurance
      Company of Connecticut               --                  --                --
                                     --------            --------          --------
         Total Assets                 246,617             261,043           219,502
                                     --------            --------          --------
LIABILITIES:
   Other payables
      Insurance charges                    35                  40                36
      Administrative fees                   3                   3                 3
   Due to MetLife Insurance
      Company of Connecticut               --                  --                --
                                     --------            --------          --------
         Total Liabilities                 38                  43                39
                                     --------            --------          --------
NET ASSETS                           $246,579            $261,000          $219,463
                                     ========            ========          ========

                                                     MIST            MIST PIMCO
                                               NEUBERGER BERMAN  INFLATION PROTECTED
                               MIST MFS VALUE     REAL ESTATE           BOND
                                 SUBACCOUNT       SUBACCOUNT         SUBACCOUNT
                                  (CLASS A)        (CLASS A)          (CLASS A)
                               --------------  ----------------  -------------------
ASSETS:
   Investments at fair value      $282,429         $931,303           $1,616,482
   Due from MetLife Insurance
      Company of Connecticut            --               --                   --
                                  --------         --------           ----------
         Total Assets              282,429          931,303            1,616,482
                                  --------         --------           ----------
LIABILITIES:
   Other payables
      Insurance charges                 46              139                  238
      Administrative fees                4               11                   20
   Due to MetLife Insurance
      Company of Connecticut            --               --                   --
                                  --------         --------           ----------
         Total Liabilities              50              150                  258
                                  --------         --------           ----------
NET ASSETS                        $282,379         $931,153           $1,616,224
                                  ========         ========           ==========

   The accompanying notes are an integral part of these financial statements.

                                                    MIST PIONEER    MIST THIRD AVENUE    MSF BLACKROCK
                               MIST PIONEER FUND  STRATEGIC INCOME   SMALL CAP VALUE   AGGRESSIVE GROWTH
                                   SUBACCOUNT        SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                    (CLASS A)         (CLASS A)         (CLASS B)          (CLASS D)
                               -----------------  ----------------  -----------------  -----------------
ASSETS:
   Investments at fair value        $278,862          $631,142          $1,675,789          $678,037
   Due from MetLife Insurance
      Company of Connecticut              --                --                  --                --
                                    --------          --------          ----------          --------
         Total Assets                278,862           631,142           1,675,789           678,037
                                    --------          --------          ----------          --------
LIABILITIES:
   Other payables
      Insurance charges                   45                96                 251                97
      Administrative fees                  3                 8                  21                 8
   Due to MetLife Insurance
      Company of Connecticut              --                --                  --                --
                                    --------          --------          ----------          --------
         Total Liabilities                48               104                 272               105
                                    --------          --------          ----------          --------
NET ASSETS                          $278,814          $631,038          $1,675,517          $677,932
                                    ========          ========          ==========          ========

   The accompanying notes are an integral part of these financial statements.

                                                                            MSF CAPITAL
                               MSF BLACKROCK  MSF BLACKROCK  MSF BLACKROCK   GUARDIAN      MSF FI           MSF
                                BOND INCOME    BOND INCOME   MONEY MARKET   U.S. EQUITY   LARGE CAP  FI VALUE LEADERS
                                 SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT     SUBACCOUNT
                                 (CLASS A)      (CLASS E)      (CLASS A)     (CLASS A)    (CLASS A)      (CLASS D)
                               -------------  -------------  -------------  -----------  ----------  ----------------
ASSETS:
   Investments at fair value      $765,948       $475,650       $581,826       $2,437     $434,361      $1,046,832
   Due from MetLife Insurance
      Company of Connecticut            --             --             --           --           --              --
                                  --------       --------       --------       ------     --------      ----------
         Total Assets              765,948        475,650        581,826        2,437      434,361       1,046,832
                                  --------       --------       --------       ------     --------      ----------
LIABILITIES:
   Other payables
      Insurance charges                117             80             98           --           72             163
      Administrative fees                9              6              7           --            5              13
   Due to MetLife Insurance
      Company of Connecticut            --             --             --           --           --              --
                                  --------       --------       --------       ------     --------      ----------
         Total Liabilities             126             86            105           --           77             176
                                  --------       --------       --------       ------     --------      ----------
NET ASSETS                        $765,822       $475,564       $581,721       $2,437     $434,284      $1,046,656
                                  ========       ========       ========       ======     ========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                       MSF METLIFE      MSF METLIFE
                                    MSF METLIFE       CONSERVATIVE    CONSERVATIVE TO        MSF METLIFE
                               AGGRESSIVE ALLOCATION   ALLOCATION   MODERATE ALLOCATION  MODERATE ALLOCATION
                                    SUBACCOUNT         SUBACCOUNT       SUBACCOUNT           SUBACCOUNT
                                     (CLASS B)          (CLASS B)        (CLASS B)            (CLASS B)
                               ---------------------  ------------  -------------------  -------------------
ASSETS:
   Investments at fair value          $97,833           $164,778          $146,668             $509,013
   Due from MetLife Insurance
      Company of Connecticut               --                 --                --                   --
                                      -------           --------          --------             --------
         Total Assets                  97,833            164,778           146,668              509,013
                                      -------           --------          --------             --------
LIABILITIES:
   Other payables
      Insurance charges                    18                 21                23                   75
      Administrative fees                   1                  2                 2                    6
   Due to MetLife Insurance
      Company of Connecticut               --                 --                --                   --
                                      -------           --------          --------             --------
         Total Liabilities                 19                 23                25                   81
                                      -------           --------          --------             --------
NET ASSETS                            $97,814           $164,755          $146,643             $508,932
                                      =======           ========          ========             ========

   The accompanying notes are an integral part of these financial statements.

                                    MSF METLIFE
                                    MODERATE TO          MSF MFS       MSF MFS
                               AGGRESSIVE ALLOCATION  TOTAL RETURN  TOTAL RETURN
                                    SUBACCOUNT         SUBACCOUNT    SUBACCOUNT
                                     (CLASS B)          (CLASS B)     (CLASS F)
                               ---------------------  ------------  ------------
ASSETS:
   Investments at fair value          $16,884           $206,782     $5,056,164
   Due from MetLife Insurance
      Company of Connecticut               --                 --             --
                                      -------           --------     ----------
         Total Assets                  16,884            206,782      5,056,164
                                      -------           --------     ----------
LIABILITIES:
   Other payables
      Insurance charges                     3                 31            756
      Administrative fees                  --                  3             63
   Due to MetLife Insurance
      Company of Connecticut               --                 --             --
                                      -------           --------     ----------
         Total Liabilities                  3                 34            819
                                      -------           --------     ----------
NET ASSETS                            $16,881           $206,748     $5,055,345
                                      =======           ========     ==========

                                                                   MSF WESTERN ASSET
                               MSF OPPENHEIMER  MSF T. ROWE PRICE     MANAGEMENT
                                GLOBAL EQUITY   LARGE CAP GROWTH    U.S. GOVERNMENT
                                 SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                  (CLASS B)         (CLASS B)          (CLASS A)
                               ---------------  -----------------  -----------------
ASSETS:
   Investments at fair value      $2,879,217         $250,084           $129,632
   Due from MetLife Insurance
      Company of Connecticut              --               --                 --
                                  ----------         --------           --------
         Total Assets              2,879,217          250,084            129,632
                                  ----------         --------           --------
LIABILITIES:
   Other payables
      Insurance charges                  460               38                 19
      Administrative fees                 36                3                  2
   Due to MetLife Insurance
      Company of Connecticut              --               --                 --
                                  ----------         --------           --------
         Total Liabilities               496               41                 21
                                  ----------         --------           --------
NET ASSETS                        $2,878,721         $250,043           $129,611
                                  ==========         ========           ========

   The accompanying notes are an integral part of these financial statements.

                                      PIMCO VIT        VAN KAMPEN LIT  VAN KAMPEN LIT   VAN KAMPEN LIT
                                    TOTAL RETURN          COMSTOCK       ENTERPRISE    STRATEGIC GROWTH
                                     SUBACCOUNT          SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                               (ADMINISTRATIVE CLASS)    (CLASS II)      (CLASS II)       (CLASS I)
                               ----------------------  --------------  --------------  ----------------
ASSETS:
   Investments at fair value         $3,587,589          $2,451,405        $15,597          $49,671
   Due from MetLife Insurance
      Company of Connecticut                 --                  --             --               --
                                     ----------          ----------        -------          -------
         Total Assets                 3,587,589           2,451,405         15,597           49,671
                                     ----------          ----------        -------          -------
LIABILITIES:
   Other payables
      Insurance charges                     560                 395              3                7
      Administrative fees                    44                  31             --                1
   Due to MetLife Insurance
      Company of Connecticut                 --                  --             --               --
                                     ----------          ----------        -------          -------
         Total Liabilities                  604                 426              3                8
                                     ----------          ----------        -------          -------
NET ASSETS                           $3,586,985          $2,450,979        $15,594          $49,663
                                     ==========          ==========        =======          =======

   The accompanying notes are an integral part of these financial statements.

                     This page is intentionally left blank.

                 METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT
                     VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2007

                                                                  ALGER AMERICAN   AMERICAN FUNDS  AMERICAN FUNDS
                                             AIM V.I. UTILITIES  LEVERAGED ALLCAP   GLOBAL GROWTH   GROWTH-INCOME
                                                 SUBACCOUNT         SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                 (SERIES I)          (CLASS S)        (CLASS 2)       (CLASS 2)
                                             ------------------  ----------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                    $ 1,251            $    --         $110,115        $ 118,414
                                                   -------            -------         --------        ---------
EXPENSES:
      Mortality and expense risk
         charges                                     1,496              2,746           79,817          168,087
      Administrative charges                           119                229            6,272           12,754
                                                   -------            -------         --------        ---------
         Total expenses                              1,615              2,975           86,089          180,841
                                                   -------            -------         --------        ---------
            Net investment income (loss)              (364)            (2,975)          24,026          (62,427)
                                                   -------            -------         --------        ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    3,243                 --          172,297          279,471
      Realized gains (losses) on sale of
         investments                                 8,774             20,130          343,501          567,364
                                                   -------            -------         --------        ---------
            Net realized gains (losses)             12,017             20,130          515,798          846,835
                                                   -------            -------         --------        ---------
      Change in unrealized gains (losses)
         on investments                              2,595             20,810          (43,120)        (491,644)
                                                   -------            -------         --------        ---------
      Net increase (decrease) in net assets
         resulting from operations                 $14,248            $37,965         $496,704        $ 292,764
                                                   =======            =======         ========        =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             AMERICAN FUNDS
                                                 GROWTH      CREDIT SUISSE TRUST  CREDIT SUISSE TRUST
                                               SUBACCOUNT      EMERGING MARKETS     GLOBAL SMALL CAP
                                                (CLASS 2)       SUBACCOUNT (a)        SUBACCOUNT
                                             --------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends                                $    74,196         $     --             $    --
                                               -----------         --------             -------
EXPENSES:
      Mortality and expense risk
         charges                                   203,399              951                  68
      Administrative charges                        15,554               80                   5
                                               -----------         --------             -------
         Total expenses                            218,953            1,031                  73
                                               -----------         --------             -------
            Net investment income (loss)          (144,757)          (1,031)                (73)
                                               -----------         --------             -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  723,146               --                  --
      Realized gains (losses) on sale of
         investments                               924,182           72,475               1,357
                                               -----------         --------             -------
            Net realized gains (losses)          1,647,328           72,475               1,357
                                               -----------         --------             -------
      Change in unrealized gains (losses)
         on investments                           (453,323)         (68,034)             (1,605)
                                               -----------         --------             -------
      Net increase (decrease) in net assets
         resulting from operations             $ 1,049,248         $  3,410             $  (321)
                                               ===========         ========             =======

                                                  DREYFUS       DREYFUS SOCIALLY      DREYFUS VIF
                                               MIDCAP STOCK    RESPONSIBLE GROWTH    APPRECIATION
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                             (SERVICE SHARES)   (SERVICE SHARES)   (INITIAL SHARES)
                                             ----------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  1,306             $   7             $ 1,512
                                                 --------             -----             -------
EXPENSES:
      Mortality and expense risk
         charges                                    8,282                51               1,621
      Administrative charges                          652                 4                 150
                                                 --------             -----             -------
         Total expenses                             8,934                55               1,771
                                                 --------             -----             -------
            Net investment income (loss)           (7,628)              (48)               (259)
                                                 --------             -----             -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  51,038                --                  --
      Realized gains (losses) on sale of
         investments                                2,351                51               7,558
                                                 --------             -----             -------
            Net realized gains (losses)            53,389                51               7,558
                                                 --------             -----             -------
      Change in unrealized gains (losses)
         on investments                           (48,183)              132              (1,985)
                                                 --------             -----             -------
      Net increase (decrease) in net assets
         resulting from operations               $ (2,422)            $ 135             $ 5,314
                                                 ========             =====             =======

   The accompanying notes are an integral part of these financial statements.

                                                 DREYFUS VIF          DWS VIT           DWS VIT RREEF              DWSI
                                             DEVELOPING LEADERS  EQUITY 500 INDEX  REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES
                                                 SUBACCOUNT         SUBACCOUNT           SUBACCOUNT             SUBACCOUNT
                                              (INITIAL SHARES)       (CLASS 2)            (CLASS B)              (CLASS B)
`                                            ------------------  ----------------  ----------------------  --------------------
INVESTMENT INCOME:
      Dividends                                   $   3,295           $ 5,732             $   2,589              $  2,392
                                                  ---------           -------             ---------              --------
EXPENSES:
      Mortality and expense risk
         charges                                      7,685             9,682                 6,198                 4,017
      Administrative charges                            664               775                   512                   350
                                                  ---------           -------             ---------              --------
         Total expenses                               8,349            10,457                 6,710                 4,367
                                                  ---------           -------             ---------              --------
            Net investment income (loss)             (5,054)           (4,725)               (4,121)               (1,975)
                                                  ---------           -------             ---------              --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    57,604                --                44,632                16,516
      Realized gains (losses) on sale of
         investments                                     46            22,443                66,977                11,824
                                                  ---------           -------             ---------              --------
            Net realized gains (losses)              57,650            22,443               111,609                28,340
                                                  ---------           -------             ---------              --------
      Change in unrealized gains (losses)
         on investments                            (106,499)           (1,870)             (154,931)              (11,233)
                                                  ---------           -------             ---------              --------
      Net increase (decrease) in net assets
         resulting from operations                $ (53,903)          $15,848             $ (47,443)             $ 15,132
                                                  =========           =======             =========              ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                  DWSI             DWSI           DWSI
                                             CAPITAL GROWTH  GROWTH & INCOME  HEALTH CARE
                                               SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
                                                (CLASS B)       (CLASS B)      (CLASS B)
                                             --------------  ---------------  -----------
INVESTMENT INCOME:
      Dividends                                 $  1,434         $ 1,574        $     --
                                                --------         -------        --------
EXPENSES:
      Mortality and expense risk
         charges                                  11,592           3,426           2,360
      Administrative charges                         938             275             195
                                                --------         -------        --------
         Total expenses                           12,530           3,701           2,555
                                                --------         -------        --------
            Net investment income (loss)         (11,096)         (2,127)         (2,555)
                                                --------         -------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --           2,467           7,981
      Realized gains (losses) on sale of
         investments                              30,285           4,896           2,672
                                                --------         -------        --------
            Net realized gains (losses)           30,285           7,363          10,653
                                                --------         -------        --------
      Change in unrealized gains (losses)
         on investments                           37,592          (6,842)          5,177
                                                --------         -------        --------
      Net increase (decrease) in net assets
         resulting from operations              $ 56,781         $(1,606)       $ 13,275
                                                ========         =======        ========

                                                DWSII         DWSI            DWSII
                                              BALANCED   INTERNATIONAL  STRATEGIC INCOME
                                             SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
                                              (CLASS B)    (CLASS B)        (CLASS B)
                                             ----------  -------------  --------------
INVESTMENT INCOME:
      Dividends                                $ 3,456      $ 7,355         $ 7,923
                                               -------      -------         -------
EXPENSES:
      Mortality and expense risk
         charges                                 2,196        6,647           2,393
      Administrative charges                       175          537             194
                                               -------      -------         -------
         Total expenses                          2,371        7,184           2,587
                                               -------      -------         -------
            Net investment income (loss)         1,085          171           5,336
                                               -------      -------         -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --           --              --
      Realized gains (losses) on sale of
         investments                             7,922       29,923           1,010
                                               -------      -------         -------
            Net realized gains (losses)          7,922       29,923           1,010
                                               -------      -------         -------
      Change in unrealized gains (losses)
         on investments                         (5,819)      10,834          (2,538)
                                               -------      -------         -------
      Net increase (decrease) in net assets
         resulting from operations             $ 3,188      $40,928         $ 3,808
                                               =======      =======         =======

   The accompanying notes are an integral part of these financial statements.

                                                DWSII    DWSII CONSERVATIVE   DWSII CORE    DWSII DAVIS
                                              BLUE CHIP      ALLOCATION      FIXED INCOME  VENTURE VALUE
                                             SUBACCOUNT      SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
                                              (CLASS B)       (CLASS B)        (CLASS B)     (CLASS B)
                                             ----------  ------------------  ------------  -------------
INVESTMENT INCOME:
      Dividends                               $  2,257        $ 6,187          $26,702       $  2,340
                                              --------        -------          -------       --------
EXPENSES:
      Mortality and expense risk
         charges                                 5,651          3,788           11,909         11,951
      Administrative charges                       477            342              999            983
                                              --------        -------          -------       --------
         Total expenses                          6,128          4,130           12,908         12,934
                                              --------        -------          -------       --------
            Net investment income (loss)        (3,871)         2,057           13,794        (10,594)
                                              --------        -------          -------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               37,246          8,354               --          9,058
      Realized gains (losses) on sale of
         investments                            18,010          8,116           (1,616)        65,894
                                              --------        -------          -------       --------
            Net realized gains (losses)         55,256         16,470           (1,616)        74,952
                                              --------        -------          -------       --------
      Change in unrealized gains (losses)
         on investments                        (44,481)        (9,500)            (643)       (49,406)
                                              --------        -------          -------       --------
      Net increase (decrease) in net assets
         resulting from operations            $  6,904        $ 9,027          $11,535       $ 14,952
                                              ========        =======          =======       ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                DWSII DREMAN         DWSII DREMAN          DWSII
                                             HIGH RETURN EQUITY  SMALL MID CAP VALUE  GLOBAL THEMATIC
                                                 SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                                                  (CLASS B)           (CLASS B)          (CLASS B)
                                             ------------------  -------------------  ---------------
INVESTMENT INCOME:
      Dividends                                  $  14,688            $   5,129          $    566
                                                 ---------            ---------          --------
EXPENSES:
      Mortality and expense risk
         charges                                    23,527               12,259             3,615
      Administrative charges                         2,008                1,013               275
                                                 ---------            ---------          --------
         Total expenses                             25,535               13,272             3,890
                                                 ---------            ---------          --------
            Net investment income (loss)           (10,847)              (8,143)           (3,324)
                                                 ---------            ---------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   11,643              123,081            32,368
      Realized gains (losses) on sale of
         investments                                58,623               58,180            17,536
                                                 ---------            ---------          --------
            Net realized gains (losses)             70,266              181,261            49,904
                                                 ---------            ---------          --------
      Change in unrealized gains (losses)
         on investments                           (108,671)            (153,187)          (33,452)
                                                 ---------            ---------          --------
      Net increase (decrease) in net assets
         resulting from operations               $ (49,252)           $  19,931          $ 13,128
                                                 =========            =========          ========

                                             DWSII GOVERNMENT &        DWSII           DWSII
                                              AGENCY SECURITIES  GROWTH ALLOCATION  HIGH INCOME
                                                 SUBACCOUNT          SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)          (CLASS B)       (CLASS B)
                                             ------------------  -----------------  -----------
INVESTMENT INCOME:
      Dividends                                   $14,361            $  4,334        $ 56,187
                                                  -------            --------        --------
EXPENSES:
      Mortality and expense risk
         charges                                    5,454               3,643           9,545
      Administrative charges                          468                 295             817
                                                  -------            --------        --------
         Total expenses                             5,922               3,938          10,362
                                                  -------            --------        --------
            Net investment income (loss)            8,439                 396          45,825
                                                  -------            --------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --              11,060              --
      Realized gains (losses) on sale of
         investments                               (1,200)             15,481          (6,076)
                                                  -------            --------        --------
            Net realized gains (losses)            (1,200)             26,541          (6,076)
                                                  -------            --------        --------
      Change in unrealized gains (losses)
         on investments                             3,468             (16,033)        (39,246)
                                                  -------            --------        --------
      Net increase (decrease) in net assets
         resulting from operations                $10,707            $ 10,904        $    503
                                                  =======            ========        ========

   The accompanying notes are an integral part of these financial statements.

                                             DWSII INTERNATIONAL    DWSII JANUS         DWSII            DWSII
                                                SELECT EQUITY     GROWTH & INCOME  LARGE CAP VALUE  MID CAP GROWTH
                                                  SUBACCOUNT         SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)          (CLASS B)        (CLASS B)        (CLASS B)
                                             -------------------  ---------------  ---------------  --------------
INVESTMENT INCOME:
      Dividends                                   $ 10,082            $   449         $  6,478         $    --
                                                  --------            -------         --------         -------
EXPENSES:
      Mortality and expense risk
         charges                                     6,887              4,208            7,115             119
      Administrative charges                           583                346              580               9
                                                  --------            -------         --------         -------
         Total expenses                              7,470              4,554            7,695             128
                                                  --------            -------         --------         -------
            Net investment income (loss)             2,612             (4,105)          (1,217)           (128)
                                                  --------            -------         --------         -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   40,498                 --           17,210              --
      Realized gains (losses) on sale of
         investments                                46,846              5,590           41,954           2,099
                                                  --------            -------         --------         -------
            Net realized gains (losses)             87,344              5,590           59,164           2,099
                                                  --------            -------         --------         -------
      Change in unrealized gains (losses)
         on investments                            (42,861)             8,083          (19,338)         (1,275)
                                                  --------            -------         --------         -------
      Net increase (decrease) in net assets
         resulting from operations                $ 47,095            $ 9,568         $ 38,609         $   696
                                                  ========            =======         ========         =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                    DWSII             DWSII           DWSII
                                             MODERATE ALLOCATION  MONEY MARKET  SMALL CAP GROWTH
                                                  SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)         (CLASS B)       (CLASS B)
                                             -------------------  ------------  ----------------
INVESTMENT INCOME:
      Dividends                                    $11,950          $521,075        $    --
                                                   -------          --------        -------
EXPENSES:
      Mortality and expense risk
         charges                                    10,945           185,461          3,520
      Administrative charges                           817            17,902            279
                                                   -------          --------        -------
         Total expenses                             11,762           203,363          3,799
                                                   -------          --------        -------
            Net investment income (loss)               188           317,712         (3,799)
                                                   -------          --------        -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   19,773                --             --
      Realized gains (losses) on sale of
         investments                                 2,702                --          8,419
                                                   -------          --------        -------
            Net realized gains (losses)             22,475                --          8,419
                                                   -------          --------        -------
      Change in unrealized gains (losses)
         on investments                             (7,489)               --          1,586
                                                   -------          --------        -------
      Net increase (decrease) in net assets
         resulting from operations                 $15,174          $317,712        $ 6,206
                                                   =======          ========        =======

                                                DWSII     DWSII TURNER      FIDELITY VIP
                                             TECHNOLOGY  MID CAP GROWTH      CONTRAFUND
                                             SUBACCOUNT    SUBACCOUNT        SUBACCOUNT
                                              (CLASS B)     (CLASS B)    (SERVICE CLASS 2)
                                             ----------  --------------  -----------------
INVESTMENT INCOME:
      Dividends                               $    --       $    --          $   8,255
                                              -------       -------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                4,333         3,581             21,907
      Administrative charges                      370           291              1,737
                                              -------       -------          ---------
         Total expenses                         4,703         3,872             23,644
                                              -------       -------          ---------
            Net investment income (loss)       (4,703)       (3,872)           (15,389)
                                              -------       -------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  --        21,105            282,509
      Realized gains (losses) on sale of
         investments                           13,226        24,077             86,995
                                              -------       -------          ---------
            Net realized gains (losses)        13,226        45,182            369,504
                                              -------       -------          ---------
      Change in unrealized gains (losses)
         on investments                        17,480        (2,839)          (188,828)
                                              -------       -------          ---------
      Net increase (decrease) in net assets
         resulting from operations            $26,003       $38,471          $ 165,287
                                              =======       =======          =========

   The accompanying notes are an integral part of these financial statements.

                                                                 FIDELITY VIP
                                               FIDELITY VIP    DYNAMIC CAPITAL      FIDELITY VIP     FTVIPT FRANKLIN
                                                CONTRAFUND       APPRECIATION         MID CAP       INCOME SECURITIES
                                                SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                             (SERVICE CLASS)  (SERVICE CLASS 2)  (SERVICE CLASS 2)      (CLASS 2)
                                             ---------------  -----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $   4,075          $    72           $  8,118           $  8,743
                                                ---------          -------           --------           --------
EXPENSES:
      Mortality and expense risk
         charges                                   12,789              929             30,650              4,517
      Administrative charges                          940               89              2,408                324
                                                ---------          -------           --------           --------
         Total expenses                            13,729            1,018             33,058              4,841
                                                ---------          -------           --------           --------
            Net investment income (loss)           (9,654)            (946)           (24,940)             3,902
                                                ---------          -------           --------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 122,263            6,824            163,739              1,621
      Realized gains (losses) on sale of
         investments                               85,517            3,593            110,494             22,630
                                                ---------          -------           --------           --------
            Net realized gains (losses)           207,780           10,417            274,233             24,251
                                                ---------          -------           --------           --------
      Change in unrealized gains (losses)
         on investments                          (106,508)          (6,237)           (43,285)           (21,223)
                                                ---------          -------           --------           --------
      Net increase (decrease) in net assets
         resulting from operations              $  91,618          $ 3,234           $206,008           $  6,930
                                                =========          =======           ========           ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                              FTVIPT FRANKLIN    FTVIPT TEMPLETON
                                               SMALL-MID CAP    DEVELOPING MARKETS   FTVIPT TEMPLETON
                                             GROWTH SECURITIES      SECURITIES      FOREIGN SECURITIES
                                                 SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                                                 (CLASS 2)           (CLASS 2)           (CLASS 2)
                                             -----------------  ------------------  ------------------
INVESTMENT INCOME:
      Dividends                                  $     --            $ 31,555           $  38,380
                                                 --------            --------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                   10,089              25,339              34,837
      Administrative charges                          781               2,067               2,771
                                                 --------            --------           ---------
         Total expenses                            10,870              27,406              37,608
                                                 --------            --------           ---------
            Net investment income (loss)          (10,870)              4,149                 772
                                                 --------            --------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  41,490             108,427              87,540
      Realized gains (losses) on sale of
         investments                               77,899             137,083             273,159
                                                 --------            --------           ---------
            Net realized gains (losses)           119,389             245,510             360,699
                                                 --------            --------           ---------
      Change in unrealized gains (losses)
         on investments                           (52,391)             69,580            (125,412)
                                                 --------            --------           ---------
      Net increase (decrease) in net assets
         resulting from operations               $ 56,128            $319,239           $ 236,059
                                                 ========            ========           =========

                                                  JANUS ASPEN         JANUS ASPEN        JANUS ASPEN
                                             GLOBAL LIFE SCIENCES  GLOBAL TECHNOLOGY   MID CAP GROWTH
                                                  SUBACCOUNT           SUBACCOUNT        SUBACCOUNT
                                               (SERVICE SHARES)     (SERVICE SHARES)  (SERVICE SHARES)
                                             --------------------  -----------------  ----------------
INVESTMENT INCOME:
      Dividends                                     $   --              $  163            $   132
                                                    ------              ------            -------
EXPENSES:
      Mortality and expense risk
         charges                                       535                 843              3,519
      Administrative charges                            40                  71                287
                                                    ------              ------            -------
         Total expenses                                575                 914              3,806
                                                    ------              ------            -------
            Net investment income (loss)              (575)               (751)            (3,674)
                                                    ------              ------            -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                  --              1,065
      Realized gains (losses) on sale of
         investments                                 2,245               2,533              9,299
                                                    ------              ------            -------
            Net realized gains (losses)              2,245               2,533             10,364
                                                    ------              ------            -------
      Change in unrealized gains (losses)
         on investments                              2,942               6,852             26,685
                                                    ------              ------            -------
      Net increase (decrease) in net assets
         resulting from operations                  $4,612              $8,634            $33,375
                                                    ======              ======            =======

   The accompanying notes are an integral part of these financial statements.

                                                JANUS ASPEN       LMPIS PREMIER          LMPVET          LMPVET
                                             WORLDWIDE GROWTH  SELECTIONS ALL CAP  AGGRESSIVE GROWTH  APPRECIATION
                                                SUBACCOUNT           GROWTH            SUBACCOUNT      SUBACCOUNT
                                             (SERVICE SHARES)    SUBACCOUNT (a)        (CLASS I)        (CLASS I)
                                             ----------------  ------------------  -----------------  ------------
INVESTMENT INCOME:
      Dividends                                   $   256            $     7           $      --        $   8,706
                                                  -------            -------           ---------        ---------
EXPENSES:
      Mortality and expense risk
         charges                                      954                 65              32,923           19,069
      Administrative charges                           73                  5               2,576            1,445
                                                  -------            -------           ---------        ---------
         Total expenses                             1,027                 70              35,499           20,514
                                                  -------            -------           ---------        ---------
            Net investment income (loss)             (771)               (63)            (35,499)         (11,808)
                                                  -------            -------           ---------        ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --                795               9,160           68,618
      Realized gains (losses) on sale of
         investments                                7,333              1,022             134,900           88,894
                                                  -------            -------           ---------        ---------
            Net realized gains (losses)             7,333              1,817             144,060          157,512
                                                  -------            -------           ---------        ---------
      Change in unrealized gains (losses)
         on investments                            (1,183)            (1,207)           (123,462)         (85,808)
                                                  -------            -------           ---------        ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 5,379            $   547           $ (14,901)       $  59,896
                                                  =======            =======           =========        =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 LMPVET                                        LMPVET
                                              APPRECIATION     LMPVET         LMPVET        EQUITY INDEX
                                               SUBACCOUNT      CAPITAL   DIVIDEND STRATEGY   SUBACCOUNT
                                             (CLASS II) (b)  SUBACCOUNT     SUBACCOUNT       (CLASS II)
                                             --------------  ----------  -----------------  ------------
INVESTMENT INCOME:
      Dividends                                 $  5,106     $  19,238        $ 1,348         $ 17,699
                                                --------     ---------        -------         --------
EXPENSES:
      Mortality and expense risk
         charges                                   2,003       130,909          1,670           22,460
      Administrative charges                         155         9,401            142            1,817
                                                --------     ---------        -------         --------
         Total expenses                            2,158       140,310          1,812           24,277
                                                --------     ---------        -------         --------
            Net investment income (loss)           2,948      (121,072)          (464)          (6,578)
                                                --------     ---------        -------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 47,335       274,952             --           51,349
      Realized gains (losses) on sale of
         investments                               3,907       517,331         14,505           61,976
                                                --------     ---------        -------         --------
            Net realized gains (losses)           51,242       792,283         14,505          113,325
                                                --------     ---------        -------         --------
      Change in unrealized gains (losses)
         on investments                          (42,534)     (618,435)        (7,202)         (67,891)
                                                --------     ---------        -------         --------
      Net increase (decrease) in net assets
         resulting from operations              $ 11,656     $  52,776        $ 6,839         $ 38,856
                                                ========     =========        =======         ========

                                                   LMPVET
                                             FUNDAMENTAL VALUE      LMPVET
                                                 SUBACCOUNT     GLOBAL EQUITY
                                                 (CLASS I)        SUBACCOUNT
                                             -----------------  -------------
INVESTMENT INCOME:
      Dividends                                  $  15,757         $  2,954
                                                 ---------         --------
EXPENSES:
      Mortality and expense risk
         charges                                    27,184           11,254
      Administrative charges                         2,048              824
                                                 ---------         --------
         Total expenses                             29,232           12,078
                                                 ---------         --------
            Net investment income (loss)           (13,475)          (9,124)
                                                 ---------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   62,041           25,247
      Realized gains (losses) on sale of
         investments                                65,191           18,875
                                                 ---------         --------
            Net realized gains (losses)            127,232           44,122
                                                 ---------         --------
      Change in unrealized gains (losses)
         on investments                           (129,563)         (19,933)
                                                 ---------         --------
      Net increase (decrease) in net assets
         resulting from operations               $ (15,806)        $ 15,065
                                                 =========         ========

   The accompanying notes are an integral part of these financial statements.

                                                                                                LMPVET
                                               LMPVET         LMPVET          LMPVET      MULTIPLE DISCIPLINE
                                              INVESTORS  LARGE CAP GROWTH  MID CAP CORE       SUBACCOUNT-
                                             SUBACCOUNT     SUBACCOUNT      SUBACCOUNT         LARGE CAP
                                              (CLASS I)      (CLASS I)       (CLASS I)   GROWTH AND VALUE (c)
                                             ----------  ----------------  ------------  --------------------
INVESTMENT INCOME:
      Dividends                               $  3,710        $   151        $  1,464          $   4,887
                                              --------        -------        --------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                 5,912          7,764           8,781             16,314
      Administrative charges                       469            592             642              1,215
                                              --------        -------        --------          ---------
         Total expenses                          6,381          8,356           9,423             17,529
                                              --------        -------        --------          ---------
            Net investment income (loss)        (2,671)        (8,205)         (7,959)           (12,642)
                                              --------        -------        --------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                7,879             --          67,350             41,684
      Realized gains (losses) on sale of
         investments                            19,959         24,573          15,580            136,761
                                              --------        -------        --------          ---------
            Net realized gains (losses)         27,838         24,573          82,930            178,445
                                              --------        -------        --------          ---------
      Change in unrealized gains (losses)
         on investments                        (17,868)        (4,565)        (50,721)          (148,287)
                                              --------        -------        --------          ---------
      Net increase (decrease) in net assets
         resulting from operations            $  7,299        $11,803        $ 24,250          $  17,516
                                              ========        =======        ========          =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                                  LMPVET           LMPVPI          LMPVPII
                                             SMALL CAP GROWTH     ALL CAP     GROWTH AND INCOME
                                                SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                 (CLASS I)     (CLASS I) (a)    (CLASS I) (a)
                                             ----------------  -------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $     --         $  1,034         $    138
                                                 --------         --------         --------
EXPENSES:
      Mortality and expense risk
         charges                                   13,911            2,174            1,479
      Administrative charges                        1,045              169              112
                                                 --------         --------         --------
         Total expenses                            14,956            2,343            1,591
                                                 --------         --------         --------
            Net investment income (loss)          (14,956)          (1,309)          (1,453)
                                                 --------         --------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  48,489           17,932            9,950
      Realized gains (losses) on sale of
         investments                               27,489           68,479           48,280
                                                 --------         --------         --------
            Net realized gains (losses)            75,978           86,411           58,230
                                                 --------         --------         --------
      Change in unrealized gains (losses)
         on investments                           (16,580)         (68,511)         (46,763)
                                                 --------         --------         --------
      Net increase (decrease) in net assets
         resulting from operations               $ 44,442         $ 16,591         $ 10,014
                                                 ========         ========         ========


                                                  LMPVPV       LMPVPI                 LMPVPII
                                             SMALL CAP GROWTH  LARGE CAP GROWTH  AGGRESSIVE GROWTH
                                               OPPORTUNITIES   SUBACCOUNT            SUBACCOUNT
                                              SUBACCOUNT (a)   (CLASS I) (a)       (CLASS I) (a)
                                             ----------------  ----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $     55          $     --           $     --
                                                 --------          --------           --------
EXPENSES:
      Mortality and expense risk
         charges                                    1,569               836              1,905
      Administrative charges                          112                74                169
                                                 --------          --------           --------
         Total expenses                             1,681               910              2,074
                                                 --------          --------           --------
            Net investment income (loss)           (1,626)             (910)            (2,074)
                                                 --------          --------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   7,936                --                896
      Realized gains (losses) on sale of
         investments                               21,874            24,135             93,578
                                                 --------          --------           --------
            Net realized gains (losses)            29,810            24,135             94,474
                                                 --------          --------           --------
      Change in unrealized gains (losses)
         on investments                           (13,441)          (16,868)           (80,740)
                                                 --------          --------           --------
      Net increase (decrease) in net assets
         resulting from operations               $ 14,743          $  6,357           $ 11,660
                                                 ========          ========           ========

   The accompanying notes are an integral part of these financial statements.

                                                   LMPVET             LMPVIT              LMPVIT
                                             CAPITAL AND INCOME  ADJUSTABLE RATE  DIVERSIFIED STRATEGIC     LMPVIT
                                                 SUBACCOUNT           INCOME              INCOME         HIGH INCOME
                                                 (CLASS II)         SUBACCOUNT          SUBACCOUNT        SUBACCOUNT
                                             ------------------  ---------------  ---------------------  -----------
INVESTMENT INCOME:
      Dividends                                   $  39,015          $13,467             $15,641           $101,770
                                                  ---------          -------             -------           --------
EXPENSES:
      Mortality and expense risk
         charges                                     65,758            5,886               5,801             28,357
      Administrative charges                          5,027              478                 488              2,273
                                                  ---------          -------             -------           --------
         Total expenses                              70,785            6,364               6,289             30,630
                                                  ---------          -------             -------           --------
            Net investment income (loss)            (31,770)           7,103               9,352             71,140
                                                  ---------          -------             -------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   519,941               --                  --                 --
      Realized gains (losses) on sale of
         investments                                 52,555              (13)             (3,105)             1,866
                                                  ---------          -------             -------           --------
            Net realized gains (losses)             572,496              (13)             (3,105)             1,866
                                                  ---------          -------             -------           --------
      Change in unrealized gains (losses)
         on investments                            (436,867)          (8,528)             (5,756)           (99,230)
                                                  ---------          -------             -------           --------
      Net increase (decrease) in net assets
         resulting from operations                $ 103,859          $(1,438)            $   491           $(26,224)
                                                  =========          =======             =======           ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                              LORD ABBETT       LORD ABBETT
                                                LMPVIT     GROWTH AND INCOME   MID-CAP VALUE
                                             MONEY MARKET      SUBACCOUNT       SUBACCOUNT
                                              SUBACCOUNT     (CLASS VC) (a)   (CLASS VC) (a)
                                             ------------  -----------------  --------------
INVESTMENT INCOME:
      Dividends                                 $72,260        $      --        $       --
                                                -------        ---------        ----------
EXPENSES:
      Mortality and expense risk
         charges                                 29,604           11,271            30,505
      Administrative charges                      2,263              843             2,341
                                                -------        ---------        ----------
         Total expenses                          31,867           12,114            32,846
                                                -------        ---------        ----------
            Net investment income (loss)         40,393          (12,114)          (32,846)
                                                -------        ---------        ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    --               --                --
      Realized gains (losses) on sale of
         investments                                 --          325,902         1,019,726
                                                -------        ---------        ----------
            Net realized gains (losses)              --          325,902         1,019,726
                                                -------        ---------        ----------
      Change in unrealized gains (losses)
         on investments                              --         (248,836)         (519,584)
                                                -------        ---------        ----------
      Net increase (decrease) in net assets
         resulting from operations              $40,393        $  64,952        $  467,296
                                                =======        =========        ==========

                                             MIST BATTERYMARCH  MIST BLACKROCK  MIST BLACKROCK
                                               MID-CAP STOCK      HIGH YIELD    LARGE-CAP CORE
                                                 SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                 (CLASS A)         (CLASS A)     (CLASS E) (d)
                                             -----------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                   $    896         $ 83,206        $     --
                                                  --------         --------        --------
EXPENSES:
      Mortality and expense risk
         charges                                     4,609           14,471          37,739
      Administrative charges                           412            1,293           2,855
                                                  --------         --------        --------
         Total expenses                              5,021           15,764          40,594
                                                  --------         --------        --------
            Net investment income (loss)            (4,125)          67,442         (40,594)
                                                  --------         --------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   35,714               --              --
      Realized gains (losses) on sale of
         investments                                (6,294)          (2,153)          8,575
                                                  --------         --------        --------
            Net realized gains (losses)             29,420           (2,153)          8,575
                                                  --------         --------        --------
      Change in unrealized gains (losses)
         on investments                            (11,986)         (63,362)         24,447
                                                  --------         --------        --------
      Net increase (decrease) in net assets
         resulting from operations                $ 13,309         $  1,927        $ (7,572)
                                                  ========         ========        ========

   The accompanying notes are an integral part of these financial statements.

                                                                               MIST HARRIS
                                             MIST BLACKROCK    MIST DREMAN       OAKMARK      MIST JANUS
                                             LARGE-CAP CORE  SMALL-CAP VALUE  INTERNATIONAL     FORTY
                                               SUBACCOUNT       SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                                              (CLASS A) (a)     (CLASS A)       (CLASS A)     (CLASS A)
                                             --------------  ---------------  -------------  -----------
INVESTMENT INCOME:
      Dividends                                 $  21,393        $    --         $  7,664      $  1,645
                                                ---------        -------         --------      --------
EXPENSES:
      Mortality and expense risk
         charges                                   19,472            616           14,267        16,450
      Administrative charges                        1,476             45            1,175         1,330
                                                ---------        -------         --------      --------
         Total expenses                            20,948            661           15,442        17,780
                                                ---------        -------         --------      --------
            Net investment income (loss)              445           (661)          (7,778)      (16,135)
                                                ---------        -------         --------      --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 186,374            135           65,759       158,183
      Realized gains (losses) on sale of
         investments                              161,211             35           26,407        29,404
                                                ---------        -------         --------      --------
            Net realized gains (losses)           347,585            170           92,166       187,587
                                                ---------        -------         --------      --------
      Change in unrealized gains (losses)
         on investments                          (206,342)        (1,713)         (88,751)       55,855
                                                ---------        -------         --------      --------
      Net increase (decrease) in net assets
         resulting from operations              $ 141,688        $(2,204)        $ (4,363)     $227,307
                                                =========        =======         ========      ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                            MIST LEGG MASON
                                              MIST LAZARD      PARTNERS      MIST LORD ABBETT
                                                MID-CAP      MANAGED ASSETS   BOND DEBENTURE
                                              SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                             (CLASS B) (b)     (CLASS A)         (CLASS A)
                                             -------------  ---------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  --          $ 1,304           $33,300
                                                 -----          -------           -------
EXPENSES:
      Mortality and expense risk
         charges                                    79              974             9,625
      Administrative charges                         7               82               789
                                                 -----          -------           -------
         Total expenses                             86            1,056            10,414
                                                 -----          -------           -------
            Net investment income (loss)           (86)             248            22,886
                                                 -----          -------           -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --            4,579               768
      Realized gains (losses) on sale of
         investments                                (3)              41            12,942
                                                 -----          -------           -------
            Net realized gains (losses)             (3)           4,620            13,710
                                                 -----          -------           -------
      Change in unrealized gains (losses)
         on investments                           (881)          (2,599)           (9,941)
                                                 -----          -------           -------
      Net increase (decrease) in net assets
         resulting from operations               $(970)         $ 2,269           $26,655
                                                 =====          =======           =======


                                              MIST LORD ABBETT  MIST LORD ABBETT      MIST MET/AIM
                                             GROWTH AND INCOME    MID-CAP VALUE   CAPITAL APPRECIATION
                                                 SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                                 (CLASS B)        (CLASS B) (d)         (CLASS A)
                                             -----------------  ----------------  --------------------
INVESTMENT INCOME:
      Dividends                                  $  32,383          $     374            $   358
                                                 ---------          ---------            -------
EXPENSES:
      Mortality and expense risk
         charges                                    87,430             58,286              6,323
      Administrative charges                         7,133              4,474                528
                                                 ---------          ---------            -------
         Total expenses                             94,563             62,760              6,851
                                                 ---------          ---------            -------
            Net investment income (loss)           (62,180)           (62,386)            (6,493)
                                                 ---------          ---------            -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  166,399              7,883                982
      Realized gains (losses) on sale of
         investments                                79,499            (36,176)            (2,753)
                                                 ---------          ---------            -------
            Net realized gains (losses)            245,898            (28,293)            (1,771)
                                                 ---------          ---------            -------
      Change in unrealized gains (losses)
         on investments                           (148,776)          (371,931)            47,914
                                                 ---------          ---------            -------
      Net increase (decrease) in net assets
         resulting from operations               $  34,942          $(462,610)           $39,650
                                                 =========          =========            =======

   The accompanying notes are an integral part of these financial statements.

                                               MIST MET/AIM    MIST MFS EMERGING  MIST MFS RESEARCH
                                             SMALL CAP GROWTH    MARKETS EQUITY     INTERNATIONAL    MIST MFS VALUE
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                                (CLASS A)        (CLASS A) (d)      (CLASS B) (d)       (CLASS A)
                                             ----------------  -----------------  -----------------  --------------
INVESTMENT INCOME:
      Dividends                                    $  --            $    --            $    --           $     2
                                                   -----            -------            -------           -------
EXPENSES:
      Mortality and expense risk
         charges                                      19              2,508              3,024             6,484
      Administrative charges                           1                209                224               501
                                                   -----            -------            -------           -------
         Total expenses                               20              2,717              3,248             6,985
                                                   -----            -------            -------           -------
            Net investment income (loss)             (20)            (2,717)            (3,248)           (6,983)
                                                   -----            -------            -------           -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --                 --                 --             7,071
      Realized gains (losses) on sale of
         investments                                (739)             6,394                921            36,853
                                                   -----            -------            -------           -------
            Net realized gains (losses)             (739)             6,394                921            43,924
                                                   -----            -------            -------           -------
      Change in unrealized gains (losses)
         on investments                               --             40,451             10,934            (6,178)
                                                   -----            -------            -------           -------
      Net increase (decrease) in net assets
         resulting from operations                 $(759)           $44,128            $ 8,607           $30,763
                                                   =====            =======            =======           =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                   MIST            MIST PIMCO
                                             NEUBERGER BERMAN  INFLATION PROTECTED
                                                REAL ESTATE           BOND          MIST PIONEER FUND
                                                SUBACCOUNT         SUBACCOUNT           SUBACCOUNT
                                                 (CLASS A)        (CLASS A) (b)         (CLASS A)
                                             ----------------  -------------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $  14,161           $     --            $ 2,707
                                                 ---------           --------            -------
EXPENSES:
      Mortality and expense risk
         charges                                    22,719             18,096              5,898
      Administrative charges                         1,852              1,518                455
                                                 ---------           --------            -------
         Total expenses                             24,571             19,614              6,353
                                                 ---------           --------            -------
            Net investment income (loss)           (10,410)           (19,614)            (3,646)
                                                 ---------           --------            -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  113,472                 --                 --
      Realized gains (losses) on sale of
         investments                                21,555              2,822              5,458
                                                 ---------           --------            -------
            Net realized gains (losses)            135,027              2,822              5,458
                                                 ---------           --------            -------
      Change in unrealized gains (losses)
         on investments                           (330,319)           110,967              7,854
                                                 ---------           --------            -------
      Net increase (decrease) in net assets
         resulting from operations               $(205,702)          $ 94,175            $ 9,666
                                                 =========           ========            =======


                                              MIST PIONEER    MIST PIONEER    MIST THIRD AVENUE
                                             MID-CAP VALUE  STRATEGIC INCOME   SMALL CAP VALUE
                                               SUBACCOUNT      SUBACCOUNT         SUBACCOUNT
                                             (CLASS A) (a)      (CLASS A)         (CLASS B)
                                             -------------  ----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $   30          $ 4,228          $  13,401
                                                 ------          -------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                     36           11,735             34,409
      Administrative charges                          4              972              2,830
                                                 ------          -------          ---------
         Total expenses                              40           12,707             37,239
                                                 ------          -------          ---------
            Net investment income (loss)            (10)          (8,479)           (23,838)
                                                 ------          -------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 1,079               --             88,024
      Realized gains (losses) on sale of
         investments                               (512)           5,580             (9,285)
                                                 ------          -------          ---------
            Net realized gains (losses)             567            5,580             78,739
                                                 ------          -------          ---------
      Change in unrealized gains (losses)
         on investments                             176           31,290           (190,942)
                                                 ------          -------          ---------
      Net increase (decrease) in net assets
         resulting from operations               $  733          $28,391          $(136,041)
                                                 ======          =======          =========

   The accompanying notes are an integral part of these financial statements.

                                               MSF BLACKROCK    MSF BLACKROCK  MSF BLACKROCK  MSF BLACKROCK
                                             AGGRESSIVE GROWTH   BOND INCOME    BOND INCOME    MONEY MARKET
                                                 SUBACCOUNT       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                 (CLASS D)        (CLASS A)      (CLASS E)      (CLASS A)
                                             -----------------  -------------  -------------  -------------
INVESTMENT INCOME:
      Dividends                                   $     --         $27,015        $16,000        $29,451
                                                  --------         -------        -------        -------
EXPENSES:
      Mortality and expense risk
         charges                                    11,111          14,783         10,308         11,983
      Administrative charges                           960           1,197            751            890
                                                  --------         -------        -------        -------
         Total expenses                             12,071          15,980         11,059         12,873
                                                  --------         -------        -------        -------
            Net investment income (loss)           (12,071)         11,035          4,941         16,578
                                                  --------         -------        -------        -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --              --             --             --
      Realized gains (losses) on sale of
         investments                                 2,806           7,923          5,142             --
                                                  --------         -------        -------        -------
            Net realized gains (losses)              2,806           7,923          5,142             --
                                                  --------         -------        -------        -------
      Change in unrealized gains (losses)
         on investments                            114,778          12,792          8,247             --
                                                  --------         -------        -------        -------
      Net increase (decrease) in net assets
         resulting from operations                $105,513         $31,750        $18,330        $16,578
                                                  ========         =======        =======        =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             MSF CAPITAL
                                              GUARDIAN      MSF FI        MSF FI
                                             U.S. EQUITY   LARGE CAP  VALUE LEADERS
                                              SUBACCOUNT  SUBACCOUNT    SUBACCOUNT
                                              (CLASS A)    (CLASS A)    (CLASS D)
                                             -----------  ----------  -------------
INVESTMENT INCOME:
      Dividends                                $   270     $    917      $ 11,889
                                               -------     --------      --------
EXPENSES:
      Mortality and expense risk
         charges                                   514       10,822        25,781
      Administrative charges                        44          807         2,023
                                               -------     --------      --------
         Total expenses                            558       11,629        27,804
                                               -------     --------      --------
            Net investment income (loss)          (288)     (10,712)      (15,915)
                                               -------     --------      --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                3,355       38,024       128,711
      Realized gains (losses) on sale of
         investments                             1,893        2,420         3,118
                                               -------     --------      --------
            Net realized gains (losses)          5,248       40,444       131,829
                                               -------     --------      --------
      Change in unrealized gains (losses)
         on investments                         (2,252)     (17,476)      (78,997)
                                               -------     --------      --------
      Net increase (decrease) in net assets
         resulting from operations             $ 2,708     $ 12,256      $ 36,917
                                               =======     ========      ========

                                                                     MSF METLIFE      MSF METLIFE
                                                  MSF METLIFE       CONSERVATIVE    CONSERVATIVE TO
                                             AGGRESSIVE ALLOCATION   ALLOCATION   MODERATE ALLOCATION
                                                   SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                                   (CLASS B)          (CLASS B)        (CLASS B)
                                             ---------------------  ------------  -------------------
INVESTMENT INCOME:
      Dividends                                     $    30            $    --          $    --
                                                    -------            -------          -------
EXPENSES:
      Mortality and expense risk
         charges                                      1,222              2,310            3,158
      Administrative charges                            100                211              249
                                                    -------            -------          -------
         Total expenses                               1,322              2,521            3,407
                                                    -------            -------          -------
            Net investment income (loss)             (1,292)            (2,521)          (3,407)
                                                    -------            -------          -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        85                 61              322
      Realized gains (losses) on sale of
         investments                                    899              1,800            4,006
                                                    -------            -------          -------
            Net realized gains (losses)                 984              1,861            4,328
                                                    -------            -------          -------
      Change in unrealized gains (losses)
         on investments                              (2,319)             5,258            4,013
                                                    -------            -------          -------
      Net increase (decrease) in net assets
         resulting from operations                  $(2,627)           $ 4,598          $ 4,934
                                                    =======            =======          =======

   The accompanying notes are an integral part of these financial statements.

                                                                       MSF METLIFE
                                                 MSF METLIFE           MODERATE TO          MSF MFS       MSF MFS
                                             MODERATE ALLOCATION  AGGRESSIVE ALLOCATION  TOTAL RETURN  TOTAL RETURN
                                                  SUBACCOUNT            SUBACCOUNT        SUBACCOUNT    SUBACCOUNT
                                                  (CLASS B)             (CLASS B)          (CLASS B)     (CLASS F)
                                             -------------------  ---------------------  ------------  ------------
INVESTMENT INCOME:
      Dividends                                    $    35                $  --            $  5,097      $ 113,946
                                                   -------                -----            --------      ---------
EXPENSES:
      Mortality and expense risk
         charges                                     8,270                  159               4,525        104,921
      Administrative charges                           682                   11                 367          8,564
                                                   -------                -----            --------      ---------
         Total expenses                              8,952                  170               4,892        113,485
                                                   -------                -----            --------      ---------
            Net investment income (loss)            (8,917)                (170)                205            461
                                                   -------                -----            --------      ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      633                   --               8,748        192,254
      Realized gains (losses) on sale of
         investments                                 7,117                   (8)              5,614        103,006
                                                   -------                -----            --------      ---------
            Net realized gains (losses)              7,750                   (8)             14,362        295,260
                                                   -------                -----            --------      ---------
      Change in unrealized gains (losses)
         on investments                             13,496                 (818)             (8,840)      (155,925)
                                                   -------                -----            --------      ---------
      Net increase (decrease) in net assets
         resulting from operations                 $12,329                $(996)           $  5,727      $ 139,796
                                                   =======                =====            ========      =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                     MSF WESTERN
                                             MSF OPPENHEIMER   MSF T. ROWE PRICE  ASSET MANAGEMENT
                                              GLOBAL EQUITY    LARGE CAP GROWTH    HIGH YIELD BOND
                                                SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                                (CLASS B)          (CLASS B)        (CLASS A)(a)
                                             ---------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $ 34,735           $   608           $ 27,829
                                                 --------           -------           --------
EXPENSES:
      Mortality and expense risk
         charges                                   69,326             4,919              1,572
      Administrative charges                        5,433               401                144
                                                 --------           -------           --------
         Total expenses                            74,759             5,320              1,716
                                                 --------           -------           --------
            Net investment income (loss)          (40,024)           (4,712)            26,113
                                                 --------           -------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  57,593             2,805              2,386
      Realized gains (losses) on sale of
         investments                              151,201             8,922              2,237
                                                 --------           -------           --------
            Net realized gains (losses)           208,794            11,727              4,623
                                                 --------           -------           --------
      Change in unrealized gains (losses)
         on investments                            14,816            12,860            (19,846)
                                                 --------           -------           --------
      Net increase (decrease) in net assets
         resulting from operations               $183,586           $19,875           $ 10,890
                                                 ========           =======           ========

                                                MSF WESTERN
                                             ASSET MANAGEMENT          PIMCO VIT                 PIMCO VIT
                                              U.S. GOVERNMENT         REAL RETURN              TOTAL RETURN
                                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                                 (CLASS A)     (ADMINISTRATIVE CLASS)(a)  (ADMINISTRATIVE CLASS)
                                             ----------------  -------------------------  ----------------------
INVESTMENT INCOME:
      Dividends                                   $5,587                $ 22,943                 $183,579
                                                  ------                --------                 --------
EXPENSES:
      Mortality and expense risk
         charges                                   3,360                   8,681                   73,993
      Administrative charges                         280                     730                    5,740
                                                  ------                --------                 --------
         Total expenses                            3,640                   9,411                   79,733
                                                  ------                --------                 --------
            Net investment income (loss)           1,947                  13,532                  103,846
                                                  ------                --------                 --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --                      --                       --
      Realized gains (losses) on sale of
         investments                               2,816                 (75,539)                 (25,046)
                                                  ------                --------                 --------
            Net realized gains (losses)            2,816                 (75,539)                 (25,046)
                                                  ------                --------                 --------
      Change in unrealized gains (losses)
         on investments                             (865)                 89,851                  160,483
                                                  ------                --------                 --------
      Net increase (decrease) in net assets
         resulting from operations                $3,898                $ 27,844                 $239,283
                                                  ======                ========                 ========

   The accompanying notes are an integral part of these financial statements.

                                                   PUTNAM VT          PUTNAM VT     VAN KAMPEN LIT  VAN KAMPEN LIT
                                             INTERNATIONAL EQUITY  SMALL CAP VALUE     COMSTOCK       ENTERPRISE
                                                  SUBACCOUNT          SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                (CLASS IB) (a)      (CLASS IB) (a)    (CLASS II)      (CLASS II)
                                             --------------------  ---------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                    $   6,712          $   6,178        $  54,518       $     30
                                                   ---------          ---------        ---------       --------
EXPENSES:
      Mortality and expense risk
         charges                                       1,571              6,250           61,931            786
      Administrative charges                             116                547            4,785             60
                                                   ---------          ---------        ---------       --------
         Total expenses                                1,687              6,797           66,716            846
                                                   ---------          ---------        ---------       --------
            Net investment income (loss)               5,025               (619)         (12,198)          (816)
                                                   ---------          ---------        ---------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     29,055            123,553           75,625             --
      Realized gains (losses) on sale of
         investments                                  85,415            166,260          161,268         37,144
                                                   ---------          ---------        ---------       --------
            Net realized gains (losses)              114,470            289,813          236,893         37,144
                                                   ---------          ---------        ---------       --------
      Change in unrealized gains (losses)
         on investments                             (101,552)          (215,168)        (315,934)       (29,724)
                                                   ---------          ---------        ---------       --------
      Net increase (decrease) in net assets
         resulting from operations                 $  17,943          $  74,026        $ (91,239)      $  6,604
                                                   =========          =========        =========       ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                              VAN KAMPEN LIT
                                             STRATEGIC GROWTH
                                                SUBACCOUNT
                                                 (CLASS I)
                                             ----------------
INVESTMENT INCOME:
      Dividends                                   $    57
                                                  -------
EXPENSES:
      Mortality and expense risk
         charges                                    1,503
      Administrative charges                          124
                                                  -------
         Total expenses                             1,627
                                                  -------
            Net investment income (loss)           (1,570)
                                                  -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --
      Realized gains (losses) on sale of
         investments                               22,444
                                                  -------
            Net realized gains (losses)            22,444
                                                  -------
      Change in unrealized gains (losses)
         on investments                            (8,600)
                                                  -------
      Net increase (decrease) in net assets
         resulting from operations                $12,274
                                                  =======

   The accompanying notes are an integral part of these financial statements.

                 METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT
                     VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                      AIM V.I. UTILITIES   ALGER AMERICAN LEVERAGED ALLCAP  AMERICAN FUNDS GLOBAL GROWTH
                                          SUBACCOUNT                  SUBACCOUNT                     SUBACCOUNT
                                          (SERIES I)                  (CLASS S)                       (CLASS 2)
                                     -------------------   -------------------------------  ----------------------------
                                       2007       2006             2007       2006                2007         2006
                                     --------   --------         --------   --------           ----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (364)  $    476         $ (2,975)  $ (1,744)          $   24,026   $  (47,873)
   Net realized gains (losses)         12,017      7,461           20,130     13,126              515,798      202,895
   Change in unrealized gains
      (losses) on investments           2,595      5,103           20,810      5,185              (43,120)     514,692
                                     --------   --------         --------   --------           ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations               14,248     13,040           37,965     16,567              496,704      669,714
                                     --------   --------         --------   --------           ----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --         --               --         --               21,270       68,429
   Transfers from other funding
      options                          42,106     51,202          135,151     21,817              313,320      311,646
   Contract charges                       (10)        (9)             (14)       (23)                (223)        (238)
   Contract surrenders                   (498)   (18,268)          (6,073)      (547)            (649,599)    (614,443)
   Transfers to other funding
      options                         (47,144)   (40,426)         (58,540)   (78,317)            (271,654)    (173,458)
   Other receipts (payments)               --         --          (10,392)       (70)             (44,615)     (24,145)
                                     --------   --------         --------   --------           ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (5,546)    (7,501)          60,132    (57,140)            (631,501)    (432,209)
                                     --------   --------         --------   --------           ----------   ----------
      Net increase (decrease)
         in net assets                  8,702      5,539           98,097    (40,573)            (134,797)     237,505
NET ASSETS:
   Beginning of period                 60,252     54,713          108,959    149,532            4,187,057    3,949,552
                                     --------   --------         --------   --------           ----------   ----------
   End of period                     $ 68,954   $ 60,252         $207,056   $108,959           $4,052,260   $4,187,057
                                     ========   ========         ========   ========           ==========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                     AMERICAN FUNDS GROWTH-INCOME    AMERICAN FUNDS GROWTH
                                              SUBACCOUNT                   SUBACCOUNT
                                               (CLASS 2)                   (CLASS 2)
                                     ----------------------------  -------------------------
                                           2007          2006          2007          2006
                                       -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   (62,427)  $   (61,794)  $  (144,757)  $  (147,857)
   Net realized gains (losses)             846,835       641,520     1,647,328       646,014
   Change in unrealized gains
      (losses) on investments             (491,644)      526,310      (453,323)      330,549
                                       -----------   -----------   -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations                   292,764     1,106,036     1,049,248       828,706
                                       -----------   -----------   -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  12,946       386,397        75,328       174,256
   Transfers from other funding
      options                              123,631       253,444       125,668       658,188
   Contract charges                           (524)         (601)         (630)         (738)
   Contract surrenders                  (1,334,784)   (1,561,276)   (2,228,632)   (1,853,190)
   Transfers to other funding
      options                             (540,247)     (604,481)     (604,360)     (350,759)
   Other receipts (payments)              (196,037)     (127,854)     (119,320)     (205,831)
                                       -----------   -----------   -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (1,935,015)   (1,654,371)   (2,751,946)   (1,578,074)
                                       -----------   -----------   -----------   -----------
      Net increase (decrease)
         in net assets                  (1,642,251)     (548,335)   (1,702,698)     (749,368)
NET ASSETS:
   Beginning of period                   9,039,402     9,587,737    10,850,672    11,600,040
                                       -----------   -----------   -----------   -----------
   End of period                       $ 7,397,151   $ 9,039,402   $ 9,147,974   $10,850,672
                                       ===========   ===========   ===========   ===========

                                      CREDIT SUISSE TRUST   CREDIT SUISSE TRUST
                                       EMERGING MARKETS       GLOBAL SMALL CAP
                                          SUBACCOUNT             SUBACCOUNT
                                     --------------------   -------------------
                                      2007 (a)     2006       2007       2006
                                     ---------   --------   -------   --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (1,031)  $ (2,111)  $   (73)  $   (365)
   Net realized gains (losses)          72,475     18,789     1,357      4,133
   Change in unrealized gains
      (losses) on investments          (68,034)    25,395    (1,605)    (2,117)
                                     ---------   --------   -------   --------
      Net increase (decrease)
         in net assets resulting
         from operations                 3,410     42,073      (321)     1,651
                                     ---------   --------   -------   --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  --        400        --         16
   Transfers from other funding
      options                              806     47,130        --      2,394
   Contract charges                         --        (17)       (3)        (6)
   Contract surrenders                 (16,081)   (35,484)   (5,991)   (21,638)
   Transfers to other funding
      options                         (186,538)   (11,501)     (154)    (1,351)
   Other receipts (payments)             1,377     (3,393)    1,072       (141)
                                     ---------   --------   -------   --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (200,436)    (2,865)   (5,076)   (20,726)
                                     ---------   --------   -------   --------
      Net increase (decrease)
         in net assets                (197,026)    39,208    (5,397)   (19,075)
NET ASSETS:
   Beginning of period                 197,026    157,818     7,356     26,431
                                     ---------   --------   -------   --------
   End of period                     $      --   $197,026   $ 1,959   $  7,356
                                     =========   ========   =======   ========

   The accompanying notes are an integral part of these financial statements.

                                                             DREYFUS SOCIALLY
                                     DREYFUS MIDCAP STOCK   RESPONSIBLE GROWTH  DREYFUS VIF APPRECIATION
                                          SUBACCOUNT            SUBACCOUNT             SUBACCOUNT
                                       (SERVICE SHARES)      (SERVICE SHARES)       (INITIAL SHARES)
                                     ---------------------  ------------------  ------------------------
                                        2007       2006      2007       2006        2007        2006
                                      --------   ---------  ------    --------    --------   ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $ (7,628)  $  (8,889) $  (48)   $  (110)    $   (259)   $     58
   Net realized gains (losses)          53,389     101,265      51        487        7,558      11,661
   Change in unrealized gains
      (losses) on investments          (48,183)    (61,987)    132        (37)      (1,985)      6,976
                                      --------   ---------  ------    -------     --------    --------
      Net increase (decrease)
         in net assets resulting
         from operations                (2,422)     30,389     135        340        5,314      18,695
                                      --------   ---------  ------    -------     --------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 200       2,032      --         --           --          --
   Transfers from other funding
      options                            7,735      10,370      --        115            4       5,209
   Contract charges                        (49)        (73)     --         (4)         (10)        (16)
   Contract surrenders                 (23,336)   (159,829)   (209)    (3,170)     (31,231)    (87,617)
   Transfers to other funding
      options                          (28,695)     (3,775)     --         --         (302)     (1,995)
   Other receipts (payments)           (11,442)     (4,252)     (3)        --           --          --
                                      --------   ---------  ------    -------     --------    --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (55,587)   (155,527)   (212)    (3,059)     (31,539)    (84,419)
                                      --------   ---------  ------    -------     --------    --------
      Net increase (decrease)
         in net assets                 (58,009)   (125,138)    (77)    (2,719)     (26,225)    (65,724)
NET ASSETS:
   Beginning of period                 439,622     564,760   2,627      5,346      102,224     167,948
                                      --------   ---------  ------    -------     --------    --------
   End of period                      $381,613   $ 439,622  $2,550    $ 2,627     $ 75,999    $102,224
                                      ========   =========  ======    =======     ========    ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.


                                     DREYFUS VIF DEVELOPING LEADERS  DWS VIT EQUITY 500 INDEX
                                               SUBACCOUNT                   SUBACCOUNT
                                            (INITIAL SHARES)                (CLASS 2)
                                     ------------------------------  ------------------------
                                           2007          2006            2007        2006
                                         ----------   ---------        ---------   --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (5,054)   $  (8,329)      $  (4,725)   $ (5,952)
   Net realized gains (losses)              57,650       77,057          22,443       2,255
   Change in unrealized gains
      (losses) on investments             (106,499)     (55,956)         (1,870)     64,229
                                         ---------    ---------       ---------    --------
      Net increase (decrease)
         in net assets resulting
         from operations                   (53,903)      12,772          15,848      60,532
                                         ---------    ---------       ---------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  19,255        8,522              --          --
   Transfers from other funding
      options                               18,294       18,744          17,496      80,363
   Contract charges                            (64)         (95)            (48)        (58)
   Contract surrenders                     (69,833)    (119,583)        (39,826)    (14,281)
   Transfers to other funding
      options                              (30,644)     (79,427)        (87,979)    (23,485)
   Other receipts (payments)                (9,363)      (3,783)         (5,615)        (73)
                                         ---------    ---------       ---------    --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        (72,355)    (175,622)       (115,972)     42,466
                                         ---------    ---------       ---------    --------
      Net increase (decrease)
         in net assets                    (126,258)    (162,850)       (100,124)    102,998
NET ASSETS:
   Beginning of period                     478,268      641,118         567,631     464,633
                                         ---------    ---------       ---------    --------
   End of period                         $ 352,010    $ 478,268       $ 467,507    $567,631
                                         =========    =========       =========    ========

                                         DWS VIT RREEF
                                     REAL ESTATE SECURITIES  DWSI GLOBAL OPPORTUNITIES
                                          SUBACCOUNT                SUBACCOUNT
                                           (CLASS B)                (CLASS B)
                                     ----------------------  -------------------------
                                        2007        2006         2007         2006
                                     ---------   ---------     --------    ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (4,121)  $  (9,055)    $ (1,975)   $ (2,524)
   Net realized gains (losses)         111,609      68,544       28,340      27,013
   Change in unrealized gains
      (losses) on investments         (154,931)     81,183      (11,233)     22,221
                                     ---------   ---------     --------    --------
      Net increase (decrease)
         in net assets resulting
         from operations               (47,443)    140,672       15,132      46,710
                                     ---------   ---------     --------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 271      12,480           --       4,213
   Transfers from other funding
      options                           31,897      51,292        3,025         759
   Contract charges                        (49)        (69)         (21)        (25)
   Contract surrenders                (191,193)   (163,871)      (6,945)    (67,076)
   Transfers to other funding
      options                          (15,494)    (64,013)     (16,032)    (27,881)
   Other receipts (payments)               294      (3,427)       1,055      (3,078)
                                     ---------   ---------     --------    --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (174,274)   (167,608)     (18,918)    (93,088)
                                     ---------   ---------     --------    --------
      Net increase (decrease)
         in net assets                (221,717)    (26,936)      (3,786)    (46,378)
NET ASSETS:
   Beginning of period                 468,524     495,460      227,696     274,074
                                     ---------   ---------     --------    --------
   End of period                     $ 246,807   $ 468,524     $223,910    $227,696
                                     =========   =========     ========    ========

   The accompanying notes are an integral part of these financial statements.

                                       DWSI CAPITAL GROWTH     DWSI GROWTH & INCOME      DWSI HEALTH CARE
                                           SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                           (CLASS B)                (CLASS B)                (CLASS B)
                                     ----------------------  ----------------------  ----------------------
                                        2007        2006        2007        2006        2007        2006
                                     ----------  ----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (11,096)   $ (8,817)   $ (2,127)   $ (2,544)   $ (2,555)  $  (3,292)
   Net realized gains (losses)          30,285      19,751       7,363       2,860      10,653      12,681
   Change in unrealized gains
      (losses) on investments           37,592      16,274      (6,842)     19,042       5,177      (6,272)
                                     ---------    --------    --------    --------    --------   ---------
      Net increase (decrease)
         in net assets resulting
         from operations                56,781      27,208      (1,606)     19,358      13,275       3,117
                                     ---------    --------    --------    --------    --------   ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              28,478      17,793         200         300         100       3,237
   Transfers from other funding
      options                           56,299     257,846         910         396         559       3,831
   Contract charges                        (57)        (46)        (14)        (18)        (12)        (21)
   Contract surrenders                (128,939)    (83,594)     (7,901)    (12,524)     (8,254)   (120,068)
   Transfers to other funding
      options                          (55,705)    (44,130)       (275)       (725)     (5,197)     (1,687)
   Other receipts (payments)            (3,302)     (2,231)     (8,170)         --          --      (4,477)
                                     ---------    --------    --------    --------    --------   ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (103,226)    145,638     (15,250)    (12,571)    (12,804)   (119,185)
                                     ---------    --------    --------    --------    --------   ---------
      Net increase (decrease)
         in net assets                 (46,445)    172,846     (16,856)      6,787         471    (116,068)
NET ASSETS:
   Beginning of period                 667,552     494,706     191,752     184,965     126,965     243,033
                                     ---------    --------    --------    --------    --------   ---------
   End of period                     $ 621,107    $667,552    $174,896    $191,752    $127,436   $ 126,965
                                     =========    ========    ========    ========    ========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                        DWSII BALANCED        DWSI INTERNATIONAL
                                          SUBACCOUNT              SUBACCOUNT
                                           (CLASS B)               (CLASS B)
                                    ----------------------  ----------------------
                                        2007        2006        2007      2006 (b)
                                    ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  1,085   $     141    $    171   $  (1,057)
   Net realized gains (losses)          7,922      16,392      29,923      35,530
   Change in unrealized gains
      (losses) on investments          (5,819)     (1,277)     10,834      38,468
                                     --------   ---------    --------   ---------
      Net increase (decrease)
         in net assets resulting
         from operations                3,188      15,256      40,928      72,941
                                     --------   ---------    --------   ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --          --         172      10,323
   Transfers from other funding
      options                           1,296         967       6,758      50,815
   Contract charges                       (50)        (59)        (68)        (62)
   Contract surrenders                (18,293)   (204,120)    (29,833)    (38,472)
   Transfers to other funding
      options                         (25,156)       (664)    (33,120)   (110,337)
   Other receipts (payments)           (8,319)         --       1,176      (4,677)
                                     --------   ---------    --------   ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (50,522)   (203,876)    (54,915)    (92,410)
                                     --------   ---------    --------   ---------
      Net increase (decrease)
         in net assets                (47,334)   (188,620)    (13,987)    (19,469)
NET ASSETS:
   Beginning of period                154,579     343,199     370,615     390,084
                                     --------   ---------    --------   ---------
   End of period                     $107,245   $ 154,579    $356,628   $ 370,615
                                     ========   =========    ========   =========

                                    DWSII STRATEGIC INCOME      DWSII BLUE CHIP
                                          SUBACCOUNT              SUBACCOUNT
                                          (CLASS B)               (CLASS B)
                                    ----------------------  ----------------------
                                       2007        2006        2007        2006
                                    ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  5,336    $  6,573    $ (3,871)  $  (6,183)
   Net realized gains (losses)          1,010        (504)     55,256      76,795
   Change in unrealized gains
      (losses) on investments          (2,538)      4,562     (44,481)    (13,471)
                                     --------    --------    --------   ---------
      Net increase (decrease)
         in net assets resulting
         from operations                3,808      10,631       6,904      57,141
                                     --------    --------    --------   ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --          --          84       1,648
   Transfers from other funding
      options                           2,146      16,099       3,793      18,689
   Contract charges                       (19)        (22)        (52)        (65)
   Contract surrenders                (31,812)    (73,838)    (51,234)   (281,169)
   Transfers to other funding
      options                          (1,646)    (15,784)    (21,205)    (19,991)
   Other receipts (payments)          (10,326)         --      (8,222)     (6,090)
                                     --------    --------    --------   ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (41,657)    (73,545)    (76,836)   (286,978)
                                     --------    --------    --------   ---------
      Net increase (decrease)
         in net assets                (37,849)    (62,914)    (69,932)   (229,837)
NET ASSETS:
   Beginning of period                157,297     220,211     356,466     586,303
                                     --------    --------    --------   ---------
   End of period                     $119,448    $157,297    $286,534   $ 356,466
                                     ========    ========    ========   =========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII CONSERVATIVE ALLOCATION  DWSII CORE FIXED INCOME  DWSII DAVIS VENTURE VALUE
                                               SUBACCOUNT                 SUBACCOUNT                SUBACCOUNT
                                               (CLASS B)                   (CLASS B)                 (CLASS B)
                                     -----------------------------  -----------------------  -------------------------
                                           2007           2006         2007          2006         2007         2006
                                        ---------       --------     --------     ---------    ---------    ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $   2,057       $ (1,223)    $ 13,794     $   9,684    $ (10,594)   $  (15,303)
   Net realized gains (losses)             16,470         10,721       (1,616)       (3,781)      74,952       122,960
   Change in unrealized gains
      (losses) on investments              (9,500)         6,857         (643)        6,915      (49,406)      (11,836)
                                        ---------       --------     --------     ---------    ---------    ----------
      Net increase (decrease)
         in net assets resulting
         from operations                    9,027         16,355       11,535        12,818       14,952        95,821
                                        ---------       --------     --------     ---------    ---------    ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                     --         31,796          210         2,961       14,116        20,593
   Transfers from other funding
      options                             122,178         18,859       41,983        61,239       57,892        12,935
   Contract charges                           (53)           (14)        (123)         (132)         (96)         (146)
   Contract surrenders                   (163,323)       (33,781)     (56,654)     (114,798)    (202,524)     (411,373)
   Transfers to other funding
      options                                 (22)       (61,761)     (22,956)       (5,316)     (50,395)     (220,308)
   Other receipts (payments)                   --        (52,140)     (10,987)           --       (6,883)       (9,535)
                                        ---------       --------     --------     ---------    ---------    ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (41,220)       (97,041)     (48,527)      (56,046)    (187,890)     (607,834)
                                        ---------       --------     --------     ---------    ---------    ----------
      Net increase (decrease)
         in net assets                    (32,193)       (80,686)     (36,992)      (43,228)    (172,938)     (512,013)
NET ASSETS:
   Beginning of period                    207,502        288,188      694,479       737,707      762,374     1,274,387
                                        ---------       --------     --------     ---------    ---------    ----------
   End of period                        $ 175,309       $207,502     $657,487     $ 694,479    $ 589,436    $  762,374
                                        =========       ========     ========     =========    =========    ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                          DWSII DREMAN           DWSII DREMAN                              DWSII GOVERNMENT &
                                       HIGH RETURN EQUITY     SMALL MID CAP VALUE   DWSII GLOBAL THEMATIC   AGENCY SECURITIES
                                           SUBACCOUNT             SUBACCOUNT              SUBACCOUNT           SUBACCOUNT
                                            (CLASS B)              (CLASS B)              (CLASS B)            (CLASS B)
                                     ----------------------  ---------------------  ---------------------  ------------------
                                        2007        2006        2007       2006        2007       2006       2007      2006
                                     ----------  ----------  ---------  ----------  ---------   ---------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (10,847) $   (6,999) $  (8,143) $  (13,812) $  (3,324)  $  (4,338) $  8,439  $  6,797
   Net realized gains (losses)           70,266     120,778    181,261     156,062     49,904      89,160    (1,200)   (2,454)
   Change in unrealized gains
      (losses) on investments          (108,671)     78,271   (153,187)     52,944    (33,452)    (26,151)    3,468     1,557
                                     ----------  ----------  ---------  ----------  ---------   ---------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                (49,252)    192,050     19,931     195,194     13,128      58,671    10,707     5,900
                                     ----------  ----------  ---------  ----------  ---------   ---------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               32,745       9,086         --      23,153         --         600       180     3,472
   Transfers from other funding
      options                            37,269     399,805      3,436       2,111      2,681     184,403     3,760     6,269
   Contract charges                        (130)       (147)       (89)       (116)       (32)        (31)      (56)      (51)
   Contract surrenders                 (172,441)   (155,820)  (359,665)   (249,105)   (14,467)   (185,127)  (32,447)  (37,827)
   Transfers to other funding
      options                          (148,318)   (208,388)   (55,747)   (110,078)   (98,674)   (150,698)   (6,724)  (62,020)
   Other receipts (payments)            (14,833)    (10,053)     2,891      (6,028)        --      (4,743)     (103)       --
                                     ----------  ----------  ---------  ----------  ---------   ---------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (265,708)     34,483   (409,174)   (340,063)  (110,492)   (155,596)  (35,390)  (90,157)
                                     ----------  ----------  ---------  ----------  ---------   ---------  --------  --------
      Net increase (decrease)
         in net assets                 (314,960)    226,533   (389,243)   (144,869)   (97,364)    (96,925)  (24,683)  (84,257)
NET ASSETS:
   Beginning of period                1,454,401   1,227,868    871,855   1,016,724    232,720     329,645   329,841   414,098
                                     ----------  ----------  ---------  ----------  ---------   ---------  --------  --------
   End of period                     $1,139,441  $1,454,401  $ 482,612  $  871,855  $ 135,356   $ 232,720  $305,158  $329,841
                                     ==========  ==========  =========  ==========  =========   =========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                                    DWSII GROWTH ALLOCATION    DWSII HIGH INCOME    DWSII INTERNATIONAL SELECT EQUITY
                                           SUBACCOUNT             SUBACCOUNT                   SUBACCOUNT
                                           (CLASS B)               (CLASS B)                    (CLASS B)
                                    -----------------------  ---------------------  ---------------------------------
                                       2007         2006        2007       2006            2007            2006
                                    ----------  -----------  ----------  ---------  ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     396   $  (3,553)   $  45,825  $  50,199       $   2,612      $ (1,459)
   Net realized gains (losses)          26,541      17,524       (6,076)    (1,126)         87,344        25,678
   Change in unrealized gains
      (losses) on investments          (16,033)     15,782      (39,246)    14,880         (42,861)       43,685
                                     ---------   ---------    ---------  ---------       ---------      --------
      Net increase (decrease)
         in net assets resulting
         from operations                10,904      29,753          503     63,953          47,095        67,904
                                     ---------   ---------    ---------  ---------       ---------      --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  --          --          491     39,543              --         5,336
   Transfers from other funding
      options                               18       5,033       39,165    336,782         148,395        82,244
   Contract charges                        (30)        (30)         (44)       (72)            (44)          (52)
   Contract surrenders                    (789)   (131,469)    (364,997)  (301,214)       (109,204)      (47,425)
   Transfers to other funding
      options                             (444)       (397)     (29,892)  (315,698)       (119,027)      (51,320)
   Other receipts (payments)          (109,859)         --      (11,153)        --          (4,308)       (6,192)
                                     ---------   ---------    ---------  ---------       ---------      --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (111,104)   (126,863)    (366,430)  (240,659)        (84,188)      (17,409)
                                     ---------   ---------    ---------  ---------       ---------      --------
      Net increase (decrease)
         in net assets                (100,200)    (97,110)    (365,927)  (176,706)        (37,093)       50,495
NET ASSETS:
   Beginning of period                 217,594     314,704      780,453    957,159         364,864       314,369
                                     ---------   ---------    ---------  ---------       ---------      --------
   End of period                     $ 117,394   $ 217,594    $ 414,526  $ 780,453       $ 327,771      $364,864
                                     =========   =========    =========  =========       =========      ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                    DWSII JANUS GROWTH & INCOME  DWSII LARGE CAP VALUE
                                             SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                 (CLASS B)
                                    ---------------------------  ---------------------
                                          2007         2006          2007       2006
                                    ------------  -------------  ---------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $ (4,105)   $  (4,476)    $  (1,217)  $ (3,610)
   Net realized gains (losses)            5,590       40,338        59,164     17,268
   Change in unrealized gains
      (losses) on investments             8,083      (14,771)      (19,338)    48,702
                                       --------    ---------     ---------   --------
      Net increase (decrease)
         in net assets resulting
         from operations                  9,568       21,091        38,609     62,360
                                       --------    ---------     ---------   --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   --        3,604            --     14,967
   Transfers from other funding
      options                             3,527       14,008         1,188      8,364
   Contract charges                          (6)          (7)          (71)      (102)
   Contract surrenders                   (8,799)    (189,523)     (158,645)   (81,555)
   Transfers to other funding
      options                            (1,145)      (3,575)      (39,917)   (19,451)
   Other receipts (payments)               (223)          --        (6,757)    (4,552)
                                       --------    ---------     ---------   --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (6,646)    (175,493)     (204,202)   (82,329)
                                       --------    ---------     ---------   --------
      Net increase (decrease)
         in net assets                    2,922     (154,402)     (165,593)   (19,969)
NET ASSETS:
   Beginning of period                  224,658      379,060       510,646    530,615
                                       --------    ---------     ---------   --------
   End of period                       $227,580    $ 224,658     $ 345,053   $510,646
                                       ========    =========     =========   ========

                                    DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION
                                         SUBACCOUNT               SUBACCOUNT
                                          (CLASS B)               (CLASS B)
                                    --------------------  -------------------------
                                       2007       2006        2007          2006
                                    ---------  ---------  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   (128)   $  (268)    $    188    $ (6,747)
   Net realized gains (losses)         2,099        521       22,475       7,175
   Change in unrealized gains
      (losses) on investments         (1,275)     1,114       (7,489)     42,302
                                    --------    -------     --------    --------
      Net increase (decrease)
         in net assets resulting
         from operations                 696      1,367       15,174      42,730
                                    --------    -------     --------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                --         --           --          --
   Transfers from other funding
      options                             --        502       48,341       6,818
   Contract charges                       (3)        (8)         (60)        (30)
   Contract surrenders                (3,382)    (2,833)      (8,007)    (25,581)
   Transfers to other funding
      options                             --       (211)        (505)       (394)
   Other receipts (payments)          (7,054)        --           --          --
                                    --------    -------     --------    --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions  (10,439)    (2,550)      39,769     (19,187)
                                    --------    -------     --------    --------
      Net increase (decrease)
         in net assets                (9,743)    (1,183)      54,943      23,543
NET ASSETS:
   Beginning of period                13,426     14,609      533,026     509,483
                                    --------    -------     --------    --------
   End of period                    $  3,683    $13,426     $587,969    $533,026
                                    ========    =======     ========    ========

   The accompanying notes are an integral part of these financial statements.

                                                                   DWSII SMALL
                                        DWSII MONEY MARKET         CAP GROWTH       DWSII TECHNOLOGY
                                            SUBACCOUNT             SUBACCOUNT          SUBACCOUNT
                                            (CLASS B)               (CLASS B)           (CLASS B)
                                     ------------------------  ------------------  ------------------
                                         2007         2006       2007      2006      2007      2006
                                     -----------  -----------  --------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   317,712  $   295,842  $ (3,799) $ (4,287) $ (4,703) $ (4,162)
   Net realized gains (losses)                --           --     8,419    12,119    13,226       654
   Change in unrealized gains
      (losses) on investments                 --           --     1,586       (63)   17,480     1,730
                                     -----------  -----------  --------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                 317,712      295,842     6,206     7,769    26,003    (1,778)
                                     -----------  -----------  --------  --------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 8,302        7,280        60     1,260        21     3,095
   Transfers from other funding
      options                            409,123      976,043     5,568     6,993    95,781    41,707
   Contract charges                          (63)         (98)      (69)      (35)      (25)      (25)
   Contract surrenders                   (61,587)  (1,214,739)   (5,721)  (59,265)     (759)   (2,197)
   Transfers to other funding
      options                           (277,154)    (425,899)  (27,712)   (4,561)  (96,334)     (885)
   Other receipts (payments)                 265           --    (6,356)   (4,117)   (8,666)   (2,956)
                                     -----------  -----------  --------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       78,886     (657,413)  (34,230)  (59,725)   (9,982)   38,739
                                     -----------  -----------  --------  --------  --------  --------
      Net increase (decrease)
         in net assets                   396,598     (361,571)  (28,024)  (51,956)   16,021    36,961
NET ASSETS:
   Beginning of period                11,738,503   12,100,074   184,643   236,599   254,110   217,149
                                     -----------  -----------  --------  --------  --------  --------
   End of period                     $12,135,101  $11,738,503  $156,619  $184,643  $270,131  $254,110
                                     ===========  ===========  ========  ========  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                                                                                             FIDELITY VIP
                                         DWSII TURNER            FIDELITY VIP          FIDELITY VIP        DYNAMIC CAPITAL
                                        MID CAP GROWTH           CONTRAFUND             CONTRAFUND           APPRECIATION
                                          SUBACCOUNT             SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                           (CLASS B)          (SERVICE CLASS 2)       (SERVICE CLASS)     (SERVICE CLASS 2)
                                     --------------------  ----------------------  --------------------  -------------------
                                        2007       2006       2007        2006        2007       2006      2007       2006
                                     ---------  ---------  ----------  ----------  ---------  ---------  --------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (3,872) $  (6,456) $  (15,389) $  (13,077) $  (9,654) $  (7,040) $   (946) $  (2,549)
   Net realized gains (losses)          45,182     48,067     369,504     165,972    207,780    106,590    10,417     32,868
   Change in unrealized gains
      (losses) on investments           (2,839)   (32,324)   (188,828)    (44,700)  (106,508)   (40,331)   (6,237)   (17,535)
                                     ---------  ---------  ----------  ----------  ---------  ---------  --------  ---------
      Net increase (decrease)
         in net assets resulting
         from operations                38,471      9,287     165,287     108,195     91,618     59,219     3,234     12,784
                                     ---------  ---------  ----------  ----------  ---------  ---------  --------  ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 247     12,325         248      33,172         --      5,000        --         --
   Transfers from other funding
      options                          136,398     11,926     164,110     152,305     31,250    123,163    10,000     37,556
   Contract charges                        (37)       (44)        (66)       (113)       (21)       (31)       (3)        (3)
   Contract surrenders                (134,529)   (49,512)   (317,118)   (243,008)  (290,854)  (174,989)   (2,069)  (113,395)
   Transfers to other funding
      options                         (122,209)  (136,693)    (98,324)    (81,199)   (12,892)   (14,312)       --    (64,090)
   Other receipts (payments)            (1,397)        --     (13,690)         --         --         --   (13,968)        --
                                     ---------  ---------  ----------  ----------  ---------  ---------  --------  ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (121,527)  (161,998)   (264,840)   (138,843)  (272,517)   (61,169)   (6,040)  (139,932)
                                     ---------  ---------  ----------  ----------  ---------  ---------  --------  ---------
      Net increase (decrease)
         in net assets                 (83,056)  (152,711)    (99,553)    (30,648)  (180,899)    (1,950)   (2,806)  (127,148)
NET ASSETS:
   Beginning of period                 260,798    413,509   1,210,860   1,241,508    646,646    648,596    62,470    189,618
                                     ---------  ---------  ----------  ----------  ---------  ---------  --------  ---------
   End of period                     $ 177,742  $ 260,798  $1,111,307  $1,210,860  $ 465,747  $ 646,646  $ 59,664  $  62,470
                                     =========  =========  ==========  ==========  =========  =========  ========  =========

   The accompanying notes are an integral part of these financial statements.

                                                              FTVIPT FRANKLIN INCOME  FTVIPT FRANKLIN SMALL-MID CAP
                                       FIDELITY VIP MID CAP        SECURITIES              GROWTH SECURITIES
                                           SUBACCOUNT              SUBACCOUNT                  SUBACCOUNT
                                        (SERVICE CLASS 2)          (CLASS 2)                   (CLASS 2)
                                     -----------------------  ----------------------  -----------------------------
                                       2007        2006          2007        2006         2007           2006
                                     ----------  -----------  ---------  -----------  -----------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (24,940)  $  (36,777) $   3,902   $  3,670     $ (10,870)     $  (21,949)
   Net realized gains (losses)          274,233      413,745     24,251      1,364       119,389         144,609
   Change in unrealized gains
      (losses) on investments           (43,285)    (186,473)   (21,223)    30,214       (52,391)        (77,575)
                                     ----------   ----------  ---------   --------     ---------      ----------
      Net increase (decrease)
         in net assets resulting
         from operations                206,008      190,495      6,930     35,248        56,128          45,085
                                     ----------   ----------  ---------   --------     ---------      ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               15,200       54,054      1,038         --            --              --
   Transfers from other funding
      options                           129,231      370,118      3,294     13,120        51,323          83,805
   Contract charges                        (138)        (147)       (24)       (12)          (30)            (32)
   Contract surrenders                 (466,794)    (682,211)  (102,109)   (32,296)     (237,669)       (337,871)
   Transfers to other funding
      options                          (137,620)    (206,098)   (46,702)        --       (48,087)       (327,499)
   Other receipts (payments)            (15,003)     (10,174)        --         --       (12,616)        (35,298)
                                     ----------   ----------  ---------   --------     ---------      ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (475,124)    (474,458)  (144,503)   (19,188)     (247,079)       (616,895)
                                     ----------   ----------  ---------   --------     ---------      ----------
      Net increase (decrease)
         in net assets                 (269,116)    (283,963)  (137,573)    16,060      (190,951)       (571,810)
                                     ----------   ----------  ---------   --------     ---------      ----------
NET ASSETS:
   Beginning of period                1,737,826    2,021,789    257,860    241,800       597,076       1,168,886
                                     ----------   ----------  ---------   --------     ---------      ----------
   End of period                     $1,468,710   $1,737,826  $ 120,287   $257,860     $ 406,125      $  597,076
                                     ==========   ==========  =========   ========     =========      ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                     FTVIPT TEMPLETON DEVELOPING  FTVIPT TEMPLETON FOREIGN
                                          MARKETS SECURITIES              SECURITIES
                                              SUBACCOUNT                  SUBACCOUNT
                                             (CLASS 2)                    (CLASS 2)
                                     ---------------------------  ------------------------
                                          2007           2006        2007         2006
                                     --------------  -----------  ----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $    4,149   $  (11,632)  $      772   $  (20,044)
   Net realized gains (losses)             245,510      151,857      360,699      226,160
   Change in unrealized gains
      (losses) on investments               69,580      154,779     (125,412)     197,045
                                        ----------   ----------   ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   319,239      295,004      236,059      403,161
                                        ----------   ----------   ----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   9,392       32,332        3,500        3,102
   Transfers from other funding
      options                               29,834      163,698       79,835      251,202
   Contract charges                            (54)         (87)         (76)         (83)
   Contract surrenders                    (177,306)    (306,767)    (485,327)    (765,515)
   Transfers to other funding
      options                             (106,258)    (108,238)    (280,793)    (145,103)
   Other receipts (payments)               (22,190)     (33,965)        (923)     (47,044)
                                        ----------   ----------   ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (266,582)    (253,027)    (683,784)    (703,441)
                                        ----------   ----------   ----------   ----------
      Net increase (decrease)
         in net assets                      52,657       41,977     (447,725)    (300,280)
                                        ----------   ----------   ----------   ----------
NET ASSETS:
   Beginning of period                   1,325,802    1,283,825    2,032,014    2,332,294
                                        ----------   ----------   ----------   ----------
   End of period                        $1,378,459   $1,325,802   $1,584,289   $2,032,014
                                        ==========   ==========   ==========   ==========

                                     JANUS ASPEN GLOBAL     JANUS ASPEN
                                        LIFE SCIENCES    GLOBAL TECHNOLOGY
                                         SUBACCOUNT          SUBACCOUNT
                                      (SERVICE SHARES)    (SERVICE SHARES)
                                     ------------------  -----------------
                                       2007      2006      2007     2006
                                     -------  ---------  -------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (575)  $   (958) $  (751) $ (1,022)
   Net realized gains (losses)         2,245      8,206    2,533     3,632
   Change in unrealized gains
      (losses) on investments          2,942     (4,256)   6,852       463
                                     -------   --------  -------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               4,612      2,992    8,634     3,073
                                     -------   --------  -------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                --         --       --        --
   Transfers from other funding
      options                             --      4,373    5,003     4,953
   Contract charges                       (2)        (2)      (2)       (1)
   Contract surrenders                (2,006)   (37,457)  (1,974)  (12,999)
   Transfers to other funding
      options                         (5,292)    (5,060)  (5,248)   (9,097)
   Other receipts (payments)              --         --       --        --
                                     -------   --------  -------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (7,300)   (38,146)  (2,221)  (17,144)
                                     -------   --------  -------  --------
      Net increase (decrease)
         in net assets                (2,688)   (35,154)   6,413   (14,071)
                                     -------   --------  -------  --------
NET ASSETS:
   Beginning of period                26,512     61,666   44,887    58,958
                                     -------   --------  -------  --------
   End of period                     $23,824   $ 26,512  $51,300  $ 44,887
                                     =======   ========  =======  ========

   The accompanying notes are an integral part of these financial statements.

                                    JANUS ASPEN MID CAP GROWTH  JANUS ASPEN WORLDWIDE GROWTH  LMPIS PREMIER SELECTIONS
                                            SUBACCOUNT                   SUBACCOUNT                ALL CAP GROWTH
                                         (SERVICE SHARES)             (SERVICE SHARES)               SUBACCOUNT
                                    --------------------------  ----------------------------  ------------------------
                                         2007         2006           2007         2006          2007 (a)     2006
                                    ------------  ------------  -------------  -------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $ (3,674)    $ (3,464)       $   (771)    $   (349)       $   (63)    $  (278)
   Net realized gains (losses)          10,364        7,388           7,333        3,814          1,817       1,010
   Change in unrealized gains
      (losses) on investments           26,685       15,137          (1,183)       5,832         (1,207)       (475)
                                      --------     --------        --------     --------        -------     -------
      Net increase (decrease)
         in net assets resulting
         from operations                33,375       19,061           5,379        9,297            547         257
                                      --------     --------        --------     --------        -------     -------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  --           --              --           --             --          --
   Transfers from other funding
      options                           10,060           --              --       14,786             --       3,592
   Contract charges                         --           (9)             (3)          (9)            --          (6)
   Contract surrenders                 (25,098)     (18,261)        (24,079)     (10,166)            --          --
   Transfers to other funding
      options                               --           --              --      (16,777)        (9,389)     (6,726)
   Other receipts (payments)                --           --              --           --             (1)         --
                                      --------     --------        --------     --------        -------     -------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (15,038)     (18,270)        (24,082)     (12,166)        (9,390)     (3,140)
                                      --------     --------        --------     --------        -------     -------
      Net increase (decrease)
         in net assets                  18,337          791         (18,703)      (2,869)        (8,843)     (2,883)
NET ASSETS:
   Beginning of period                 177,613      176,822          50,357       53,226          8,843      11,726
                                      --------     --------        --------     --------        -------     -------
   End of period                      $195,950     $177,613        $ 31,654     $ 50,357        $    --     $ 8,843
                                      ========     ========        ========     ========        =======     =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET AGGRESSIVE GROWTH     LMPVET APPRECIATION
                                            SUBACCOUNT                SUBACCOUNT
                                            (CLASS I)                 (CLASS I)
                                    --------------------------  -----------------------
                                        2007          2006         2007        2006
                                    ------------  ------------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (35,499)  $  (41,326)   $ (11,808)   $ (10,336)
   Net realized gains (losses)          144,060      182,272      157,512       58,648
   Change in unrealized gains
      (losses) on investments          (123,462)     (24,778)     (85,808)      56,134
                                     ----------   ----------    ---------    ---------
      Net increase (decrease)
         in net assets resulting
         from operations                (14,901)     116,168       59,896      104,446
                                     ----------   ----------    ---------    ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  779           --           --           --
   Transfers from other funding
      options                           372,159      151,555      245,006           33
   Contract charges                        (102)         (96)         (88)         (82)
   Contract surrenders                 (408,296)    (521,728)    (409,670)    (156,550)
   Transfers to other funding
      options                           (58,881)    (143,644)      (8,784)      (7,019)
   Other receipts (payments)             (1,009)     (48,694)      (2,097)      (9,122)
                                     ----------   ----------    ---------    ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (95,350)    (562,607)    (175,633)    (172,740)
                                     ----------   ----------    ---------    ---------
      Net increase (decrease)
         in net assets                 (110,251)    (446,439)    (115,737)     (68,294)
NET ASSETS:
   Beginning of period                1,635,591    2,082,030      882,379      950,673
                                     ----------   ----------    ---------    ---------
   End of period                     $1,525,340   $1,635,591    $ 766,642    $ 882,379
                                     ==========   ==========    =========    =========

                                    LMPVET APPRECIATION
                                        SUBACCOUNT            LMPVET CAPITAL
                                        (CLASS II)              SUBACCOUNT
                                    -------------------  -------------------------
                                      2007 (c)   2006        2007         2006
                                    ----------  -------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   2,948    $--    $  (121,072)   $ (111,473)
   Net realized gains (losses)          51,242     --        792,283       622,482
   Change in unrealized gains
      (losses) on investments          (42,534)    --       (618,435)      250,163
                                     ---------    ---    -----------    ----------
      Net increase (decrease)
         in net assets resulting
         from operations                11,656     --         52,776       761,172
                                     ---------    ---    -----------    ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  --     --         82,136        86,199
   Transfers from other funding
      options                          849,821     --            184           540
   Contract charges                         --     --           (584)         (738)
   Contract surrenders                (218,084)    --     (2,090,941)     (885,473)
   Transfers to other funding
      options                               --     --        (63,301)     (560,668)
   Other receipts (payments)                --     --       (392,182)     (181,115)
                                     ---------    ---    -----------    ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    631,737     --     (2,464,688)   (1,541,255)
                                     ---------    ---    -----------    ----------
      Net increase (decrease)
         in net assets                 643,393     --     (2,411,912)     (780,083)
NET ASSETS:
   Beginning of period                      --     --      7,129,711     7,909,794
                                     ---------    ---    -----------    ----------
   End of period                     $ 643,393    $--    $ 4,717,799    $7,129,711
                                     =========    ===    ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                         LMPVET
                                           LMPVET          LMPVET EQUITY INDEX      FUNDAMENTAL VALUE
                                      DIVIDEND STRATEGY         SUBACCOUNT             SUBACCOUNT
                                         SUBACCOUNT             (CLASS II)              (CLASS I)
                                     ------------------  ----------------------  ----------------------
                                       2007      2006       2007         2006       2007        2006
                                     --------  --------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (464) $      6  $   (6,578) $   (9,440) $  (13,475) $   (5,774)
   Net realized gains (losses)         14,505     5,089     113,325      71,970     127,232      70,193
   Change in unrealized gains
      (losses) on investments          (7,202)   15,519     (67,891)     89,734    (129,563)     94,029
                                     --------  --------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                6,839    20,614      38,856     152,264     (15,806)    158,448
                                     --------  --------  ----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --        --      11,663      22,602          67          --
   Transfers from other funding
      options                              --    23,277         801       1,951     364,816      50,805
   Contract charges                        --        --         (86)       (150)        (97)        (97)
   Contract surrenders                (25,217)  (47,816)   (209,497)   (173,516)   (309,705)   (130,741)
   Transfers to other funding
      options                         (51,250)  (21,616)    (71,656)   (292,281)    (38,020)    (26,027)
   Other receipts (payments)               --        --          --          --      (1,758)     (9,990)
                                     --------  --------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (76,467)  (46,155)   (268,775)   (441,394)     15,303    (116,050)
                                     --------  --------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                (69,628)  (25,541)   (229,919)   (289,130)       (503)     42,398
NET ASSETS:
   Beginning of period                135,054   160,595   1,251,581   1,540,711   1,229,349   1,186,951
                                     --------  --------  ----------  ----------  ----------  ----------
   End of period                     $ 65,426  $135,054  $1,021,662  $1,251,581  $1,228,846  $1,229,349
                                     ========  ========  ==========  ==========  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                                                                     LMPVET
                                            LMPVET         LMPVET INVESTORS     LARGE CAP GROWTH    LMPVET MID CAP CORE
                                        GLOBAL EQUITY         SUBACCOUNT           SUBACCOUNT            SUBACCOUNT
                                          SUBACCOUNT           (CLASS I)            (CLASS I)            (CLASS I)
                                     -------------------  ------------------  --------------------  -------------------
                                       2007       2006      2007      2006       2007       2006       2007      2006
                                     --------  ---------  --------  --------  ---------  ---------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (9,124) $  (6,806) $ (2,671) $ (1,414) $  (8,205) $  (8,068) $  (7,959) $ (4,339)
   Net realized gains (losses)         44,122     47,205    27,838    15,573     24,573     22,948     82,930    61,006
   Change in unrealized gains
      (losses) on investments         (19,933)    28,757   (17,868)   32,782     (4,565)   (14,299)   (50,721)  (15,886)
                                     --------  ---------  --------  --------  ---------  ---------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               15,065     69,156     7,299    46,941     11,803        581     24,250    40,781
                                     --------  ---------  --------  --------  ---------  ---------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --      6,953     9,192     2,687         --         --         --        --
   Transfers from other funding
      options                              --         --       310       500    160,582         --        439   163,093
   Contract charges                       (93)      (124)      (16)      (27)       (52)       (29)        (8)       (9)
   Contract surrenders                (61,405)  (150,353)  (43,721)  (23,288)  (112,070)  (189,332)  (109,939)  (28,041)
   Transfers to other funding
      options                              --         --   (15,542)   (8,243)   (41,740)   (20,528)      (428)  (10,022)
   Other receipts (payments)               --         --    (1,818)       --     (2,057)   (19,359)    (1,611)       --
                                     --------  ---------  --------  --------  ---------  ---------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (61,498)  (143,524)  (51,595)  (28,371)     4,663   (229,248)  (111,547)  125,021
                                     --------  ---------  --------  --------  ---------  ---------  ---------  --------
      Net increase (decrease)
         in net assets                (46,433)   (74,368)  (44,296)   18,570     16,466   (228,667)   (87,297)  165,802
NET ASSETS:
   Beginning of period                558,469    632,837   334,943   316,373    317,079    545,746    438,536   272,734
                                     --------  ---------  --------  --------  ---------  ---------  ---------  --------
   End of period                     $512,036  $ 558,469  $290,647  $334,943  $ 333,545  $ 317,079  $ 351,239  $438,536
                                     ========  =========  ========  ========  =========  =========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET MULTIPLE DISCIPLINE   LMPVET SMALL CAP GROWTH     LMPVPI ALL CAP
                                     SUBACCOUNT-LARGE CAP GROWTH        SUBACCOUNT              SUBACCOUNT
                                              AND VALUE                  (CLASS I)               (CLASS I)
                                     ---------------------------  -----------------------  -------------------
                                          2007 (d)     2006            2007      2006       2007 (a)    2006
                                         ---------  ---------        --------  --------    ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $ (12,642) $ (13,202)       $(14,956) $(12,746)   $  (1,309) $ (2,859)
   Net realized gains (losses)             178,445     38,768          75,978    41,507       86,411    23,922
   Change in unrealized gains
      (losses) on investments             (148,287)    59,708         (16,580)   29,743      (68,511)   29,061
                                         ---------  ---------        --------  --------    ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                    17,516     85,274          44,442    58,504       16,591    50,124
                                         ---------  ---------        --------  --------    ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                      --         --             687     6,900        4,767       400
   Transfers from other funding
      options                                   --         --         256,886    28,327           --     8,880
   Contract charges                            (12)       (24)            (32)      (25)          (3)      (11)
   Contract surrenders                     (97,634)   (55,447)        (96,168)  (79,268)      (2,590)  (56,692)
   Transfers to other funding
      options                             (849,821)   (16,206)        (98,183)  (17,836)    (364,554)   (1,022)
   Other receipts (payments)                   (20)   (43,879)         (1,932)   (8,534)          --        --
                                         ---------  ---------        --------  --------    ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (947,487)  (115,556)         61,258   (70,436)    (362,380)  (48,445)
                                         ---------  ---------        --------  --------    ---------  --------
      Net increase (decrease)
         in net assets                    (929,971)   (30,282)        105,700   (11,932)    (345,789)    1,679
NET ASSETS:
   Beginning of period                     929,971    960,253         583,007   594,939      345,789   344,110
                                         ---------  ---------        --------  --------    ---------  --------
   End of period                         $      --  $ 929,971        $688,707  $583,007    $      --  $345,789
                                         =========  =========        ========  ========    =========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVPII GROWTH AND INCOME    LMPVPV SMALL CAP
                                            SUBACCOUNT          GROWTH OPPORTUNITIES
                                             (CLASS I)               SUBACCOUNT
                                     -------------------------  --------------------
                                         2007 (a)    2006         2007 (a)    2006
                                        ---------  --------      ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  (1,453) $ (3,651)     $  (1,626) $ (4,567)
   Net realized gains (losses)             58,230    14,709         29,810    16,819
   Change in unrealized gains
      (losses) on investments             (46,763)    9,774        (13,441)      254
                                        ---------  --------      ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                   10,014    20,832         14,743    12,506
                                        ---------  --------      ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  8,240    12,352             --     3,477
   Transfers from other funding
      options                                  44     7,819             --    93,319
   Contract charges                            --       (10)            --       (13)
   Contract surrenders                     (1,608)     (199)        (7,315)  (12,673)
   Transfers to other funding
      options                            (244,939)  (96,129)      (240,071)   (1,098)
   Other receipts (payments)                   --        --            (12)       --
                                        ---------  --------      ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (238,263)  (76,167)      (247,398)   83,012
                                        ---------  --------      ---------  --------
      Net increase (decrease)
         in net assets                   (228,249)  (55,335)      (232,655)   95,518
NET ASSETS:
   Beginning of period                    228,249   283,584        232,655   137,137
                                        ---------  --------      ---------  --------
   End of period                        $      --  $228,249      $      --  $232,655
                                        =========  ========      =========  ========

                                     LMPVPI LARGE CAP GROWTH  LMPVPII AGGRESSIVE GROWTH
                                           SUBACCOUNT                SUBACCOUNT
                                            (CLASS I)                 (CLASS I)
                                     -----------------------  -------------------------
                                        2007 (a)    2006          2007 (a)    2006
                                       ---------  --------       ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $    (910) $ (3,054)      $  (2,074) $ (5,934)
   Net realized gains (losses)            24,135     1,967          94,474    18,104
   Change in unrealized gains
      (losses) on investments            (16,868)    3,467         (80,740)   18,190
                                       ---------  --------       ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                   6,357     2,380          11,660    30,360
                                       ---------  --------       ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    --     2,000           4,662     8,346
   Transfers from other funding
      options                                677     2,264          23,265    27,667
   Contract charges                           (2)      (42)             --       (47)
   Contract surrenders                    (2,355)  (32,135)        (14,404)  (59,142)
   Transfers to other funding
      options                           (160,555)   (3,979)       (359,612)   (9,941)
   Other receipts (payments)                  (1)       --              --    (7,094)
                                       ---------  --------       ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (162,236)  (31,892)       (346,089)  (40,211)
                                       ---------  --------       ---------  --------
      Net increase (decrease)
         in net assets                  (155,879)  (29,512)       (334,429)   (9,851)
NET ASSETS:
   Beginning of period                   155,879   185,391         334,429   344,280
                                       ---------  --------       ---------  --------
   End of period                       $      --  $155,879       $      --  $334,429
                                       =========  ========       =========  ========

   The accompanying notes are an integral part of these financial statements.

                                                                                        LMPVIT
                                             LMPVET                                   DIVERSIFIED
                                       CAPITAL AND INCOME     LMPVIT ADJUSTABLE        STRATEGIC
                                           SUBACCOUNT            RATE INCOME            INCOME
                                           (CLASS II)             SUBACCOUNT          SUBACCOUNT
                                     ----------------------  -------------------  ------------------
                                        2007        2006       2007       2006      2007      2006
                                     ----------  ----------  --------  ---------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (31,770) $  (23,543) $  7,103  $   7,453  $  9,352  $ 14,688
   Net realized gains (losses)          572,496     162,630       (13)       950    (3,105)   (2,902)
   Change in unrealized gains
      (losses) on investments          (436,867)    126,358    (8,528)       (83)   (5,756)      204
                                     ----------  ----------  --------  ---------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                103,859     265,445    (1,438)     8,320       491    11,990
                                     ----------  ----------  --------  ---------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   --          --        --      3,018        --        --
   Transfers from other funding
      options                            86,179          --     1,302     23,286        --        --
   Contract charges                        (401)       (463)      (44)       (51)      (71)      (78)
   Contract surrenders                 (205,423)   (437,510)  (54,637)  (138,829)  (21,450)  (10,227)
   Transfers to other funding
      options                           (83,140)   (115,947)  (18,360)  (107,046)       --   (20,288)
   Other receipts (payments)            (32,635)    (54,052)       --         --   (61,609)  (33,314)
                                     ----------  ----------  --------  ---------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (235,420)   (607,972)  (71,739)  (219,622)  (83,130)  (63,907)
                                     ----------  ----------  --------  ---------  --------  --------
      Net increase (decrease)
         in net assets                 (131,561)   (342,527)  (73,177)  (211,302)  (82,639)  (51,917)
NET ASSETS:
   Beginning of period                3,381,027   3,723,554   352,109    563,411   376,725   428,642
                                     ----------  ----------  --------  ---------  --------  --------
   End of period                     $3,249,466  $3,381,027  $278,932  $ 352,109  $294,086  $376,725
                                     ==========  ==========  ========  =========  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.



                                       LMPVIT HIGH INCOME      LMPVIT MONEY MARKET
                                           SUBACCOUNT              SUBACCOUNT
                                     ----------------------  ----------------------
                                        2007        2006        2007        2006
                                     ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   71,140  $   99,003  $   40,393  $   38,276
   Net realized gains (losses)            1,866         862          --          --
   Change in unrealized gains
      (losses) on investments           (99,230)     45,321          --          --
                                     ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                (26,224)    145,186      40,393      38,276
                                     ----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   --      22,954          --          --
   Transfers from other funding
      options                            89,022         668     762,957   1,073,150
   Contract charges                         (33)        (84)        (78)        (84)
   Contract surrenders                 (369,262)    (72,958)   (384,620)   (753,210)
   Transfers to other funding
      options                          (337,884)    (94,658)     (3,907)   (721,256)
   Other receipts (payments)                 --          --          --         133
                                     ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (618,157)   (144,078)    374,352    (401,267)
                                     ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                 (644,381)      1,108     414,745    (362,991)
NET ASSETS:
   Beginning of period                1,770,770   1,769,662   1,204,357   1,567,348
                                     ----------  ----------  ----------  ----------
   End of period                     $1,126,389  $1,770,770  $1,619,102  $1,204,357
                                     ==========  ==========  ==========  ==========

                                           LORD ABBETT              LORD ABBETT
                                        GROWTH AND INCOME          MID-CAP VALUE
                                            SUBACCOUNT               SUBACCOUNT
                                            (CLASS VC)               (CLASS VC)
                                     -----------------------  -----------------------
                                       2007 (a)      2006       2007 (a)      2006
                                     -----------  ----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (12,114) $  (18,367) $   (32,846) $  (79,471)
   Net realized gains (losses)           325,902     132,608    1,019,726     486,029
   Change in unrealized gains
      (losses) on investments           (248,836)    145,570     (519,584)     38,706
                                     -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  64,952     259,811      467,296     445,264
                                     -----------  ----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    42      17,973       26,359     155,953
   Transfers from other funding
      options                             16,952      95,053        8,581     174,103
   Contract charges                           --         (71)         (23)       (346)
   Contract surrenders                   (24,267)   (214,039)    (283,706)   (787,111)
   Transfers to other funding
      options                         (1,814,936)   (297,471)  (5,059,870)   (161,236)
   Other receipts (payments)                  --     (49,563)     (30,953)   (128,016)
                                     -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,822,209)   (448,118)  (5,339,612)   (746,653)
                                     -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets                (1,757,257)   (188,307)  (4,872,316)   (301,389)
NET ASSETS:
   Beginning of period                 1,757,257   1,945,564    4,872,316   5,173,705
                                     -----------  ----------  -----------  ----------
   End of period                     $        --  $1,757,257  $        --  $4,872,316
                                     ===========  ==========  ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     MIST BATTERYMARCH
                                       MID-CAP STOCK     MIST BLACKROCK HIGH YIELD  MIST BLACKROCK LARGE-CAP CORE
                                         SUBACCOUNT              SUBACCOUNT                   SUBACCOUNT
                                         (CLASS A)               (CLASS A)                    (CLASS E)
                                     ------------------  -------------------------  -----------------------------
                                       2007    2006 (e)    2007           2006 (e)   2007 (c)                2006
                                     --------  --------  ---------        --------  ----------               ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,125) $ (3,449) $  67,442        $(10,267) $  (40,594)               $--
   Net realized gains (losses)         29,420    (1,274)    (2,153)          1,050       8,575                 --
   Change in unrealized gains
      (losses) on investments         (11,986)   (9,843)   (63,362)         48,832      24,447                 --
                                     --------  --------  ---------        --------  ----------                ---
      Net increase (decrease)
         in net assets resulting
         from operations               13,309   (14,566)     1,927          39,615      (7,572)                --
                                     --------  --------  ---------        --------  ----------                ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --     5,280        500          10,886          --                 --
   Transfers from other funding
      options                           9,475   319,982    339,185         817,614   3,127,677                 --
   Contract charges                       (29)      (30)       (64)            (72)       (155)                --
   Contract surrenders                (70,954)  (25,182)  (284,755)        (35,295)   (562,917)                --
   Transfers to other funding
      options                         (11,771)   (9,780)  (101,119)         (6,953)    (94,459)                --
   Other receipts (payments)               --        --      1,542          (3,601)     (4,380)                --
                                     --------  --------  ---------        --------  ----------                ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (73,279)  290,270    (44,711)        782,579   2,465,766                 --
                                     --------  --------  ---------        --------  ----------                ---
      Net increase (decrease)
         in net assets                (59,970)  275,704    (42,784)        822,194   2,458,194                 --
NET ASSETS:
   Beginning of period                275,704        --    822,194              --          --                 --
                                     --------  --------  ---------        --------  ----------                ---
   End of period                     $215,734  $275,704  $ 779,410        $822,194  $2,458,194                $--
                                     ========  ========  =========        ========  ==========                ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.


                                     MIST BLACKROCK LARGE-CAP CORE  MIST DREMAN SMALL-CAP VALUE
                                              SUBACCOUNT                     SUBACCOUNT
                                               (CLASS A)                     (CLASS A)
                                     -----------------------------  ---------------------------
                                       2007 (a)          2006 (e)     2007             2006 (e)
                                     -----------        ----------  -------            --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $       445        $  (43,336) $  (661)            $   (15)
   Net realized gains (losses)           347,585           (25,148)     170                  45
   Change in unrealized gains
      (losses) on investments           (206,342)          206,342   (1,713)              1,427
                                     -----------        ----------  -------             -------
      Net increase (decrease)
         in net assets resulting
         from operations                 141,688           137,858   (2,204)              1,457
                                     -----------        ----------  -------             -------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 3,145            96,111       --                  --
   Transfers from other funding
      options                              8,456         3,355,255   21,405              14,764
   Contract charges                           (4)             (199)     (12)                 --
   Contract surrenders                  (177,617)         (376,094)      --                  --
   Transfers to other funding
      options                         (3,122,975)          (17,472)      --                  --
   Other receipts (payments)                  --           (48,152)      --                  --
                                     -----------        ----------  -------             -------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (3,288,995)        3,009,449   21,393              14,764
                                     -----------        ----------  -------             -------
      Net increase (decrease)
         in net assets                (3,147,307)        3,147,307   19,189              16,221
NET ASSETS:
   Beginning of period                 3,147,307                --   16,221                  --
                                     -----------        ----------  -------             -------
   End of period                     $        --        $3,147,307  $35,410             $16,221
                                     ===========        ==========  =======             =======

                                      MIST HARRIS OAKMARK
                                         INTERNATIONAL      MIST JANUS FORTY
                                          SUBACCOUNT           SUBACCOUNT
                                          (CLASS A)             (CLASS A)
                                      -------------------  -------------------
                                        2007    2006 (e)    2007     2006 (e)
                                     ---------  --------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (7,778) $ (9,715) $ (16,135) $(11,777)
   Net realized gains (losses)          92,166    (2,078)   187,587    (2,996)
   Change in unrealized gains
      (losses) on investments          (88,751)   81,140     55,855    36,182
                                     ---------  --------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                (4,363)   69,347    227,307    21,409
                                     ---------  --------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               4,613        --      4,124     2,039
   Transfers from other funding
      options                          143,851   879,342     16,335   952,909
   Contract charges                        (49)      (40)       (18)      (22)
   Contract surrenders                (208,999)  (88,857)  (291,876)  (68,689)
   Transfers to other funding
      options                          (54,914)  (23,681)   (86,886)  (11,626)
   Other receipts (payments)              (885)  (13,641)   (14,004)       --
                                     ---------  --------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (116,383)  753,123   (372,325)  874,611
                                     ---------  --------  ---------  --------
      Net increase (decrease)
         in net assets                (120,746)  822,470   (145,018)  896,020
NET ASSETS:
   Beginning of period                 822,470        --    896,020        --
                                     ---------  --------  ---------  --------
   End of period                     $ 701,724  $822,470  $ 751,002  $896,020
                                     =========  ========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                                                MIST LEGG             MIST LORD
                                                             MASON PARTNERS          ABBETT BOND
                                     MIST LAZARD MID-CAP     MANAGED ASSETS           DEBENTURE
                                         SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                                          (CLASS B)            (CLASS A)              (CLASS A)
                                     -------------------  --------------------  -------------------
                                       2007 (b)    2006     2007     2006 (e)      2007     2006 (e)
                                     ----------  -------  -------  -----------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $  (86)     $--    $   248    $  (667)   $  22,886  $ (7,608)
   Net realized gains (losses)             (3)      --      4,620        (40)      13,710       828
   Change in unrealized gains
      (losses) on investments            (881)      --     (2,599)     3,394       (9,941)   32,661
                                       ------      ---    -------    -------    ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                 (970)      --      2,269      2,687       26,655    25,881
                                       ------      ---    -------    -------    ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --       --         --         --          949     1,345
   Transfers from other funding
      options                           7,805       --        225     53,408       16,961   644,704
   Contract charges                        (7)      --         --         --          (29)      (40)
   Contract surrenders                     --       --       (845)      (673)    (102,946)  (57,538)
   Transfers to other funding
      options                              --       --       (155)    (2,369)    (149,167)   (7,251)
   Other receipts (payments)               --       --         --         --           --    (3,781)
                                       ------      ---    -------    -------    ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     7,798       --       (775)    50,366     (234,232)  577,439
                                       ------      ---    -------    -------    ---------  --------
      Net increase (decrease)
         in net assets                  6,828       --      1,494     53,053     (207,577)  603,320
NET ASSETS:
   Beginning of period                     --       --     53,053         --      603,320        --
                                       ------      ---    -------    -------    ---------  --------
   End of period                       $6,828      $--    $54,547    $53,053    $ 395,743  $603,320
                                       ======      ===    =======    =======    =========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                              MIST LORD
                                                ABBETT            MIST LORD ABBETT
                                          GROWTH AND INCOME        MID-CAP VALUE
                                             SUBACCOUNT             SUBACCOUNT
                                              (CLASS B)              (CLASS B)
                                     ------------------------  ---------------------
                                         2007       2006 (e)      2007      2006 (e)
                                     -----------  -----------  ----------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (62,180)  $  (55,540) $  (62,386)  $  (357)
   Net realized gains (losses)           245,898       14,206     (28,293)      111
   Change in unrealized gains
      (losses) on investments           (148,776)     322,398    (371,931)    4,672
                                     -----------   ----------  ----------   -------
      Net increase (decrease)
         in net assets resulting
         from operations                  34,942      281,064    (462,610)    4,426
                                     -----------   ----------  ----------   -------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 5,813       55,597          67        --
   Transfers from other funding
      options                          1,833,260    4,733,298   5,081,106    44,209
   Contract charges                         (250)        (283)       (261)       --
   Contract surrenders                (1,124,377)    (665,349)   (647,416)     (605)
   Transfers to other funding
      options                           (214,973)    (239,926)   (334,125)     (608)
   Other receipts (payments)              (3,764)    (117,424)    (13,646)       --
                                     -----------   ----------  ----------   -------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      495,709    3,765,913   4,085,725    42,996
                                     -----------   ----------  ----------   -------
      Net increase (decrease)
         in net assets                   530,651    4,046,977   3,623,115    47,422
NET ASSETS:
   Beginning of period                 4,046,977           --      47,422        --
                                     -----------   ----------  ----------   -------
   End of period                     $ 4,577,628   $4,046,977  $3,670,537   $47,422
                                     ===========   ==========  ==========   =======

                                         MIST MET/AIM       MIST MET/AIM
                                           CAPITAL            SMALL CAP
                                         APPRECIATION          GROWTH
                                          SUBACCOUNT         SUBACCOUNT
                                           (CLASS A)         (CLASS A)
                                     -------------------  -----------------
                                        2007     2006 (e)   2007    2006 (e)
                                     ---------  --------  -------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (6,493) $ (4,400) $   (20)    $--
   Net realized gains (losses)          (1,771)   47,438     (739)     --
   Change in unrealized gains
      (losses) on investments           47,914   (49,565)      --      --
                                     ---------  --------  -------     ---
      Net increase (decrease)
         in net assets resulting
         from operations                39,650    (6,527)    (759)     --
                                     ---------  --------  -------     ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               4,124     2,039        1      --
   Transfers from other funding
      options                           10,244   411,227    9,946      --
   Contract charges                         (7)      (14)      --      --
   Contract surrenders                (127,878)   (6,014)      --      --
   Transfers to other funding
      options                          (78,676)   (1,589)  (9,188)     --
   Other receipts (payments)                --        --       --      --
                                     ---------  --------  -------     ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (192,193)  405,649      759      --
                                     ---------  --------  -------     ---
      Net increase (decrease)
         in net assets                (152,543)  399,122       --      --
NET ASSETS:
   Beginning of period                 399,122        --       --      --
                                     ---------  --------  -------     ---
   End of period                     $ 246,579  $399,122  $    --     $--
                                     =========  ========  =======     ===

   The accompanying notes are an integral part of these financial statements.

                                        MIST MFS        MIST MFS
                                        EMERGING        RESEARCH
                                     MARKETS EQUITY   INTERNATIONAL     MIST MFS VALUE
                                       SUBACCOUNT      SUBACCOUNT         SUBACCOUNT
                                        (CLASS A)       (CLASS B)         (CLASS A)
                                     --------------  --------------  -------------------
                                     2007 (c)  2006  2007 (c)  2006     2007    2006 (e)
                                     --------  ----  --------  ----  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (2,717)  $--  $ (3,248)  $--  $  (6,983) $   (804)
   Net realized gains (losses)          6,394    --       921    --     43,924    13,557
   Change in unrealized gains
      (losses) on investments          40,451    --    10,934    --     (6,178)   19,067
                                     --------   ---  --------   ---  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               44,128    --     8,607    --     30,763    31,820
                                     --------   ---  --------   ---  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --    --        --    --         --        --
   Transfers from other funding
      options                         323,596    --   228,800    --    148,303   395,891
   Contract charges                       (18)   --       (24)   --        (12)      (15)
   Contract surrenders                 (8,850)   --    (1,493)   --   (160,424)  (64,138)
   Transfers to other funding
      options                         (97,856)   --   (16,427)   --    (90,717)   (9,092)
   Other receipts (payments)               --    --        --    --         --        --
                                     --------   ---  --------   ---  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   216,872    --   210,856    --   (102,850)  322,646
                                     --------   ---  --------   ---  ---------  --------
      Net increase (decrease)
         in net assets                261,000    --   219,463    --    (72,087)  354,466
NET ASSETS:
   Beginning of period                     --    --        --    --    354,466        --
                                     --------   ---  --------   ---  ---------  --------
   End of period                     $261,000   $--  $219,463   $--  $ 282,379  $354,466
                                     ========   ===  ========   ===  =========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                                                   MIST
                                      MIST NEUBERGER BERMAN   PIMCO INFLATION                         MIST PIONEER
                                           REAL ESTATE        PROTECTED BOND    MIST PIONEER FUND     MID-CAP VALUE
                                           SUBACCOUNT           SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                                            (CLASS A)            (CLASS A)          (CLASS A)          (CLASS A)
                                     ----------------------  ----------------  ------------------  ------------------
                                        2007      2006 (e)    2007 (b)   2006    2007    2006 (e)  2007 (a)  2006 (e)
                                     ----------  ----------  ----------  ----  --------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (10,410) $  (18,555) $  (19,614)  $--  $ (3,646) $ (3,921) $   (10)   $   10
   Net realized gains (losses)          135,027      26,229       2,822    --     5,458       400      567        98
   Change in unrealized gains
      (losses) on investments          (330,319)    262,115     110,967    --     7,854    23,284      176      (176)
                                     ----------  ----------  ----------   ---  --------  --------  -------    ------
      Net increase (decrease)
         in net assets resulting
         from operations               (205,702)    269,789      94,175    --     9,666    19,763      733       (68)
                                     ----------  ----------  ----------   ---  --------  --------  -------    ------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                2,111       7,220       4,502    --     8,249        --       --        --
   Transfers from other funding
      options                            71,778   1,422,331   1,756,465    --     2,324   275,996       --     7,140
   Contract charges                         (67)        (90)       (170)   --        (6)       (6)      --        --
   Contract surrenders                 (158,775)   (140,543)   (167,361)   --   (29,052)   (3,355)      --        --
   Transfers to other funding
      options                          (199,792)   (107,039)    (74,470)   --    (1,802)   (2,963)  (7,805)       --
   Other receipts (payments)            (14,826)    (15,242)      3,083    --        --        --       --        --
                                     ----------  ----------  ----------   ---  --------  --------  -------    ------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (299,571)  1,166,637   1,522,049    --   (20,287)  269,672   (7,805)    7,140
                                     ----------  ----------  ----------   ---  --------  --------  -------    ------
      Net increase (decrease)
         in net assets                 (505,273)  1,436,426   1,616,224    --   (10,621)  289,435   (7,072)    7,072
NET ASSETS:
   Beginning of period                1,436,426          --          --    --   289,435        --    7,072        --
                                     ----------  ----------  ----------   ---  --------  --------  -------    ------
   End of period                     $  931,153  $1,436,426  $1,616,224   $--  $278,814  $289,435  $    --    $7,072
                                     ==========  ==========  ==========   ===  ========  ========  =======    ======

   The accompanying notes are an integral part of these financial statements.

                                                                       MIST THIRD AVENUE       MSF BLACKROCK
                                     MIST PIONEER STRATEGIC INCOME      SMALL CAP VALUE      AGGRESSIVE GROWTH
                                              SUBACCOUNT                   SUBACCOUNT           SUBACCOUNT
                                               (CLASS A)                   (CLASS B)             (CLASS D)
                                     -----------------------------  ----------------------  ------------------
                                            2007      2006 (e)         2007      2006 (e)     2007    2006 (e)
                                         ---------  -----------     ----------  ----------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (8,479) $   (23,259)    $  (23,838) $  (13,946) $(12,071) $ (7,536)
   Net realized gains (losses)               5,580      135,552         78,739      (9,994)    2,806    (5,809)
   Change in unrealized gains
      (losses) on investments               31,290       (2,433)      (190,942)     43,044   114,778    (7,595)
                                         ---------  -----------     ----------  ----------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                    28,391      109,860       (136,041)     19,104   105,513   (20,940)
                                         ---------  -----------     ----------  ----------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                      --           --            887      25,880        --        --
   Transfers from other funding
      options                              324,171    6,365,839      1,355,953   1,600,372     9,115   671,201
   Contract charges                            (21)         (11)          (189)        (50)      (30)      (44)
   Contract surrenders                    (210,867)  (5,769,427)      (602,224)   (142,097)  (25,825)  (48,230)
   Transfers to other funding
      options                             (156,252)     (27,221)      (357,807)    (78,464)   (1,954)  (10,874)
   Other receipts (payments)                    --      (33,424)          (108)     (9,699)       --        --
                                         ---------  -----------     ----------  ----------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        (42,969)     535,756        396,512   1,395,942   (18,694)  612,053
                                         ---------  -----------     ----------  ----------  --------  --------
      Net increase (decrease)
         in net assets                     (14,578)     645,616        260,471   1,415,046    86,819   591,113
NET ASSETS:
   Beginning of period                     645,616           --      1,415,046          --   591,113        --
                                         ---------  -----------     ----------  ----------  --------  --------
   End of period                         $ 631,038  $   645,616     $1,675,517  $1,415,046  $677,932  $591,113
                                         =========  ===========     ==========  ==========  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                     MSF BLACKROCK BOND INCOME  MSF BLACKROCK BOND INCOME
                                             SUBACCOUNT                SUBACCOUNT
                                             (CLASS A)                  (CLASS E)
                                     -------------------------  -------------------------
                                           2007    2006 (e)           2007    2006 (e)
                                        ---------  --------        ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  11,035  $(11,533)       $   4,941  $ (9,007)
   Net realized gains (losses)              7,923     1,938            5,142     2,383
   Change in unrealized gains
      (losses) on investments              12,792    39,760            8,247    26,126
                                        ---------  --------        ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                   31,750    30,165           18,330    19,502
                                        ---------  --------        ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  2,501       719               --        --
   Transfers from other funding
      options                              51,158   970,191               --   693,084
   Contract charges                          (112)     (145)             (41)      (44)
   Contract surrenders                   (163,978)  (69,486)         (92,792)  (51,124)
   Transfers to other funding
      options                             (39,666)  (37,489)              --   (40,904)
   Other receipts (payments)                   --    (9,786)          (8,035)  (62,412)
                                        ---------  --------        ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (150,097)  854,004         (100,868)  538,600
                                        ---------  --------        ---------  --------
      Net increase (decrease)
         in net assets                   (118,347)  884,169          (82,538)  558,102
NET ASSETS:
   Beginning of period                    884,169        --          558,102        --
                                        ---------  --------        ---------  --------
   End of period                        $ 765,822  $884,169        $ 475,564  $558,102
                                        =========  ========        =========  ========

                                                                 MSF CAPITAL GUARDIAN
                                     MSF BLACKROCK MONEY MARKET       U.S. EQUITY
                                             SUBACCOUNT               SUBACCOUNT
                                              (CLASS A)                (CLASS A)
                                     --------------------------  --------------------
                                           2007      2006 (e)       2007    2006 (e)
                                       -----------  ---------     --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $    16,578  $  13,754     $   (288)  $  (707)
   Net realized gains (losses)                  --         --        5,248        (8)
   Change in unrealized gains
      (losses) on investments                   --         --       (2,252)    2,178
                                       -----------  ---------     --------   -------
      Net increase (decrease)
         in net assets resulting
         from operations                    16,578     13,754        2,708     1,463
                                       -----------  ---------     --------   -------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 102,847         36           --        --
   Transfers from other funding
      options                            2,048,296    926,300           --    56,470
   Contract charges                           (122)      (148)          (3)       (3)
   Contract surrenders                  (1,595,773)  (486,124)      (9,607)       --
   Transfers to other funding
      options                             (269,213)  (174,710)     (48,591)       --
   Other receipts (payments)                    --         --           --        --
                                       -----------  ---------     --------   -------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        286,035    265,354      (58,201)   56,467
                                       -----------  ---------     --------   -------
      Net increase (decrease)
         in net assets                     302,613    279,108      (55,493)   57,930
NET ASSETS:
   Beginning of period                     279,108         --       57,930        --
                                       -----------  ---------     --------   -------
   End of period                       $   581,721  $ 279,108     $  2,437   $57,930
                                       ===========  =========     ========   =======

   The accompanying notes are an integral part of these financial statements.

                                      MSF FI LARGE CAP     MSF FI VALUE LEADERS   MSF METLIFE AGGRESSIVE ALLOCATION
                                         SUBACCOUNT             SUBACCOUNT                    SUBACCOUNT
                                         (CLASS A)               (CLASS D)                    (CLASS B)
                                     -------------------  ----------------------  ---------------------------------
                                       2007     2006 (e)     2007       2006 (e)    2007                   2006 (e)
                                     ---------  --------  ----------  ----------  --------                 --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (10,712) $ (8,259) $  (15,915) $  (20,365) $ (1,292)                 $  (494)
   Net realized gains (losses)          40,444    (1,270)    131,829      (6,730)      984                       27
   Change in unrealized gains
      (losses) on investments          (17,476)   14,436     (78,997)     50,907    (2,319)                   2,978
                                     ---------  --------  ----------  ----------  --------                  -------
      Net increase (decrease)
         in net assets resulting
         from operations                12,256     4,907      36,917      23,812    (2,627)                   2,511
                                     ---------  --------  ----------  ----------  --------                  -------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               8,249     6,254      68,249      14,400        --                       --
   Transfers from other funding
      options                              687   606,728      13,354   1,604,159    81,909                   43,753
   Contract charges                        (57)      (61)       (109)       (131)       --                       --
   Contract surrenders                (109,458)   (3,154)   (332,546)   (158,470)  (27,028)                    (704)
   Transfers to other funding
      options                          (71,866)  (20,201)   (144,502)    (64,455)       --                       --
   Other receipts (payments)                --        --          --     (14,022)       --                       --
                                     ---------  --------  ----------  ----------  --------                  -------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (172,445)  589,566    (395,554)  1,381,481    54,881                   43,049
                                     ---------  --------  ----------  ----------  --------                  -------
      Net increase (decrease)
         in net assets                (160,189)  594,473    (358,637)  1,405,293    52,254                   45,560
NET ASSETS:
   Beginning of period                 594,473        --   1,405,293          --    45,560                       --
                                     ---------  --------  ----------  ----------  --------                  -------
   End of period                     $ 434,284  $594,473  $1,046,656  $1,405,293  $ 97,814                  $45,560
                                     =========  ========  ==========  ==========  ========                  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                     MSF METLIFE CONSERVATIVE  MSF METLIFE CONSERVATIVE TO
                                            ALLOCATION             MODERATE ALLOCATION
                                            SUBACCOUNT                 SUBACCOUNT
                                            (CLASS B)                   (CLASS B)
                                     ------------------------  ---------------------------
                                       2007          2006 (e)    2007             2006 (e)
                                     --------        --------  --------           --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (2,521)       $ (1,303) $ (3,407)          $ (2,375)
   Net realized gains (losses)          1,861              20     4,328                200
   Change in unrealized gains
      (losses) on investments           5,258           5,352     4,013             10,886
                                     --------        --------  --------           --------
      Net increase (decrease)
         in net assets resulting
         from operations                4,598           4,069     4,934              8,711
                                     --------        --------  --------           --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --              --        --                205
   Transfers from other funding
      options                          91,992         102,387        --            180,775
   Contract charges                       (30)            (30)       --                (18)
   Contract surrenders                (38,231)             --   (33,424)            (8,781)
   Transfers to other funding
      options                              --              --    (5,759)                --
   Other receipts (payments)               --              --        --                 --
                                     --------        --------  --------           --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    53,731         102,357   (39,183)           172,181
                                     --------        --------  --------           --------
      Net increase (decrease)
         in net assets                 58,329         106,426   (34,249)           180,892
NET ASSETS:
   Beginning of period                106,426              --   180,892                 --
                                     --------        --------  --------           --------
   End of period                     $164,755        $106,426  $146,643           $180,892
                                     ========        ========  ========           ========

                                                                      MSF METLIFE MODERATE TO
                                     MSF METLIFE MODERATE ALLOCATION   AGGRESSIVE ALLOCATION
                                               SUBACCOUNT                   SUBACCOUNT
                                                (CLASS B)                    (CLASS B)
                                     -------------------------------  -----------------------
                                       2007                 2006 (e)   2007          2006 (e)
                                     --------               --------  -------        --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (8,917)              $ (4,952) $  (170)       $   (138)
   Net realized gains (losses)          7,750                 (3,764)      (8)            391
   Change in unrealized gains
      (losses) on investments          13,496                 30,107     (818)             --
                                     --------               --------  -------        --------
      Net increase (decrease)
         in net assets resulting
         from operations               12,329                 21,391     (996)            253
                                     --------               --------  -------        --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             28,428                     --       --              --
   Transfers from other funding
      options                         138,348                396,992   17,907          15,293
   Contract charges                       (30)                   (92)     (30)             --
   Contract surrenders                (41,339)               (29,171)      --         (15,546)
   Transfers to other funding
      options                         (17,907)                   (17)      --              --
   Other receipts (payments)               --                     --       --              --
                                     --------               --------  -------        --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   107,500                367,712   17,877            (253)
                                     --------               --------  -------        --------
      Net increase (decrease)
         in net assets                119,829                389,103   16,881              --
NET ASSETS:
   Beginning of period                389,103                     --       --              --
                                     --------               --------  -------        --------
   End of period                     $508,932               $389,103  $16,881        $     --
                                     ========               ========  =======        ========

   The accompanying notes are an integral part of these financial statements.

                                           MSF MFS                                    MSF OPPENHEIMER
                                        TOTAL RETURN       MSF MFS TOTAL RETURN        GLOBAL EQUITY
                                         SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                          (CLASS B)             (CLASS F)                (CLASS B)
                                     ------------------  -----------------------  -----------------------
                                       2007    2006 (e)      2007      2006 (e)       2007      2006 (e)
                                     --------  --------  -----------  ----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    205  $ (3,737) $       461  $  (79,599) $   (40,024) $  (54,889)
   Net realized gains (losses)         14,362       339      295,260       7,608      208,794     (29,263)
   Change in unrealized gains
      (losses) on investments          (8,840)   20,735     (155,925)    441,600       14,816     254,832
                                     --------  --------  -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                5,727    17,337      139,796     369,609      183,586     170,680
                                     --------  --------  -----------  ----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                203        --        6,779      14,638       19,456      64,455
   Transfers from other funding
      options                           1,818   293,633       80,788   6,391,764       54,439   4,706,471
   Contract charges                       (31)      (42)        (496)       (659)        (205)       (262)
   Contract surrenders                (50,301)  (27,963)    (847,031)   (471,467)  (1,104,519)   (708,891)
   Transfers to other funding
      options                         (14,412)   (1,085)    (163,273)   (260,745)    (271,158)   (152,260)
   Other receipts (payments)          (18,136)       --     (164,674)    (39,684)     (14,487)    (68,584)
                                     --------  --------  -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (80,859)  264,543   (1,087,907)  5,633,847   (1,316,474)  3,840,929
                                     --------  --------  -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets                (75,132)  281,880     (948,111)  6,003,456   (1,132,888)  4,011,609
NET ASSETS:
   Beginning of period                281,880        --    6,003,456          --    4,011,609          --
                                     --------  --------  -----------  ----------  -----------  ----------
   End of period                     $206,748  $281,880  $ 5,055,345  $6,003,456  $ 2,878,721  $4,011,609
                                     ========  ========  ===========  ==========  ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                                             MSF WESTERN          MSF WESTERN
                                      MSF T. ROWE PRICE    ASSET MANAGEMENT    ASSET MANAGEMENT
                                      LARGE CAP GROWTH     HIGH YIELD BOND      U.S. GOVERNMENT    PIMCO VIT REAL RETURN
                                         SUBACCOUNT           SUBACCOUNT          SUBACCOUNT             SUBACCOUNT
                                          (CLASS B)           (CLASS A)            (CLASS A)       (ADMINISTRATIVE CLASS)
                                     ------------------  -------------------  ------------------  -----------------------
                                       2007    2006 (e)   2007 (a)  2006 (e)    2007    2006 (e)    2007 (a)      2006
                                     --------  --------  ---------  --------  --------  --------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,712) $ (3,244) $  26,113  $ (3,811) $  1,947  $ (2,348) $    13,532  $   39,221
   Net realized gains (losses)         11,727      (532)     4,623       588     2,816       866      (75,539)     32,806
   Change in unrealized gains
      (losses) on investments          12,860    18,570    (19,846)   19,848      (865)    6,954       89,851     (95,511)
                                     --------  --------  ---------  --------  --------  --------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               19,875    14,794     10,890    16,625     3,898     5,472       27,844     (23,484)
                                     --------  --------  ---------  --------  --------  --------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --     4,078         --        --        --        --            6      46,704
   Transfers from other funding
      options                          59,799   236,191      5,734   414,520    26,999   199,087       12,454      72,674
   Contract charges                        (3)       (3)        --        (6)       (8)       (8)          (3)       (178)
   Contract surrenders                (71,674)   (8,746)   (55,282)  (63,564)  (72,416)   (3,918)    (152,053)   (305,483)
   Transfers to other funding
      options                            (287)   (3,981)  (271,899)  (57,012)     (950)  (15,940)  (1,437,316)   (106,448)
   Other receipts (payments)               --        --         (6)       --   (12,605)       --           --    (116,442)
                                     --------  --------  ---------  --------  --------  --------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (12,165)  227,539   (321,453)  293,938   (58,980)  179,221   (1,576,912)   (409,173)
                                     --------  --------  ---------  --------  --------  --------  -----------  ----------
      Net increase (decrease)
         in net assets                  7,710   242,333   (310,563)  310,563   (55,082)  184,693   (1,549,068)   (432,657)
NET ASSETS:
   Beginning of period                242,333        --    310,563        --   184,693        --    1,549,068   1,981,725
                                     --------  --------  ---------  --------  --------  --------  -----------  ----------
   End of period                     $250,043  $242,333  $      --  $310,563  $129,611  $184,693  $        --  $1,549,068
                                     ========  ========  =========  ========  ========  ========  ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                            PIMCO VIT              PUTNAM VT                 PUTNAM VT
                                           TOTAL RETURN       INTERNATIONAL EQUITY        SMALL CAP VALUE
                                            SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                      (ADMINISTRATIVE CLASS)       (CLASS IB)               (CLASS IB)
                                     -----------------------  --------------------  -----------------------
                                        2007         2006      2007 (a)     2006      2007 (a)      2006
                                     ----------  -----------  ---------  ---------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  103,846  $   108,713  $   5,025   $ (4,649) $      (619) $  (16,797)
   Net realized gains (losses)          (25,046)     (31,465)   114,470      9,656      289,813     138,950
   Change in unrealized gains
      (losses) on investments           160,483       (7,237)  (101,552)    53,796     (215,168)     32,918
                                     ----------  -----------  --------   ---------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                239,283       70,011     17,943     58,803       74,026     155,071
                                     ----------  -----------  --------   ---------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                6,415       34,963         --         --       13,834      21,057
   Transfers from other funding
      options                           424,418      166,189         --     78,308       18,217      69,842
   Contract charges                        (280)        (375)        (5)       (38)          (5)       (145)
   Contract surrenders                 (995,489)  (1,007,666)  (114,154)   (25,889)     (48,281)   (103,689)
   Transfers to other funding
      options                          (206,395)    (330,991)  (219,987)    (5,845)  (1,179,502)    (59,152)
   Other receipts (payments)            (20,732)    (155,851)       (27)        --           --      (6,746)
                                     ----------  -----------  --------   ---------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (792,063)  (1,293,731)  (334,173)    46,536   (1,195,737)    (78,833)
                                     ----------  -----------  --------   ---------  -----------  ----------
      Net increase (decrease)
         in net assets                 (552,780)  (1,223,720)  (316,230)   105,339   (1,121,711)     76,238
NET ASSETS:
   Beginning of period                4,139,765    5,363,485    316,230    210,891    1,121,711   1,045,473
                                     ----------  -----------  --------   ---------  -----------  ----------
   End of period                     $3,586,985  $ 4,139,765  $      --   $316,230  $        --  $1,121,711
                                     ==========  ===========  =========   ========  ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period May 1, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                          VAN KAMPEN LIT           VAN KAMPEN         VAN KAMPEN LIT
                                           LIT COMSTOCK          LIT ENTERPRISE      STRATEGIC GROWTH
                                            SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                                            (CLASS II)             (CLASS II)            (CLASS I)
                                     -----------------------  -------------------  -------------------
                                         2007        2006        2007      2006      2007       2006
                                     -----------  ----------  ---------  --------  --------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (12,198) $  (26,811) $    (816) $ (2,804) $ (1,570) $  (7,518)
   Net realized gains (losses)           236,893     272,609     37,144       595    22,444     62,805
   Change in unrealized gains
      (losses) on investments           (315,934)    207,083    (29,724)    8,628    (8,600)   (66,234)
                                     -----------  ----------  ---------  --------  --------  ---------
      Net increase (decrease)
         in net assets resulting
         from operations                 (91,239)    452,881      6,604     6,419    12,274    (10,947)
                                     -----------  ----------  ---------  --------  --------  ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                10,338     125,858         --        --        --         --
   Transfers from other funding
      options                             86,235      54,741         --        --        --      6,876
   Contract charges                         (234)       (299)        --        --        (5)       (11)
   Contract surrenders                (1,008,244)   (739,905)    (4,436)       --   (37,794)   (20,746)
   Transfers to other funding
      options                           (192,529)    (80,381)  (135,477)       --   (47,221)  (422,630)
   Other receipts (payments)                 261     (22,668)        --        (1)  (10,919)        --
                                     -----------  ----------  ---------  --------  --------  ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,104,173)   (662,654)  (139,913)       (1)  (95,939)  (436,511)
                                     -----------  ----------  ---------  --------  --------  ---------
      Net increase (decrease)
         in net assets                (1,195,412)   (209,773)  (133,309)    6,418   (83,665)  (447,458)
NET ASSETS:
   Beginning of period                 3,646,391   3,856,164    148,903   142,485   133,328    580,786
                                     -----------  ----------  ---------  --------  --------  ---------
   End of period                     $ 2,450,979  $3,646,391  $  15,594  $148,903  $ 49,663  $ 133,328
                                     ===========  ==========  =========  ========  ========  =========

   The accompanying notes are an integral part of these financial statements.

                 METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT
                     VARIABLE ANNUITY SEPARATE ACCOUNT 2002
                  OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                        NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Separate Account"), a separate account of MetLife Insurance Company of Connecticut (the "Company"), was established by the Board of Directors of MetLife Life and Annuity Company of Connecticut ("MLAC") on September 17, 2002 to support operations of MLAC with respect to certain variable annuity contracts (the "Contracts"). On December 7, 2007, MLAC merged into the Company and the Separate Account became a separate account of the Company. The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Connecticut Department of Insurance.

The Separate Account is divided into Subaccounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

AIM Variable Insurance Funds ("AIM V.I.")
The Alger American Fund ("Alger American")
American Funds Insurance Series ("American Funds")
Credit Suisse Trust
Dreyfus Investment Portfolio ("Dreyfus")
Dreyfus Socially Responsible Growth Fund, Inc.
Dreyfus Variable Investment Fund ("Dreyfus VIF")
DWS Investments VIT Funds ("DWS VIT")
DWS Variable Series I ("DWSI")
DWS Variable Series II ("DWSII")
Fidelity Variable Insurance Products Fund ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Janus Aspen Series ("Janus Aspen")
Legg Mason Partners Variable Equity Trust ("LMPVET")
Legg Mason Partners Variable Income Trust ("LMPVIT")
Met Investors Series Trust ("MIST")
Metropolitan Series Fund, Inc. ("MSF")
PIMCO Variable Insurance Trust ("PIMCO VIT")
Van Kampen Life Investment Trust ("Van Kampen LIT")

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments applied to the Separate Account are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2007 (the share class indicated in parentheses is that of the portfolio, series, or fund in which the Subaccount invests):

AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged AllCap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus MidCap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class 2)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSI Bond Subaccount (Class B)*
DWSI Capital Growth Subaccount (Class B)

1. ORGANIZATION

DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI International Subaccount (Class B)
DWSII Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Contrafund Subaccount (Service Class)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Income Securities Subaccount (Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Appreciation Subaccount (Class I)
LMPVET Appreciation Subaccount (Class II)
LMPVET Capital Subaccount
LMPVET Dividend Strategy Subaccount
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Global Equity Subaccount
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Mid Cap Core Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount*

1. ORGANIZATION

LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
LMPVIT Diversified Strategic Income Subaccount
LMPVIT High Income Subaccount
LMPVIT Money Market Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Small Cap Growth Subaccount (Class A)*
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Bond Income Subaccount (Class E)
MSF BlackRock Money Market Subaccount (Class A)
MSF Capital Guardian U.S. Equity Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A)
PIMCO VIT Total Return Subaccount (Administrative Class)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)
Van Kampen LIT Strategic Growth Subaccount (Class I)

* This Subaccount had no net assets as of December 31, 2007.

1. ORGANIZATION

The following Subaccounts ceased operations during the year ended December 31, 2007:

Credit Suisse Trust Emerging Markets Subaccount
LMPIS Premier Selections All Cap Growth Subaccount
LMPVET Multiple Discipline Subaccount - Large Cap Growth and Value LMPVPI All Cap Subaccount
LMPVPII Growth and Income Subaccount
LMPVPV Small Cap Growth Opportunities Subaccount
LMPVPI Large Cap Growth Subaccount
LMPVPII Aggressive Growth Subaccount
Lord Abbett Growth and Income Subaccount
Lord Abbett Mid-Cap Value Subaccount
MIST Pioneer Mid-Cap Value Subaccount
MSF Western Asset Management High Yield Bond Subaccount
PIMCO VIT Real Return Subaccount
Putnam VT International Equity Subaccount
Putnam VT Small Cap Value Subaccount

The operations of the Subaccounts were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

OLD NAME                                 NEW NAME
--------                                 --------
Janus Capital Appreciation Portfolio     Janus Forty Portfolio
Legg Mason Partners Variable Social      Legg Mason Partners Variable Social
   Awareness Stock Portfolio                Awareness Portfolio
Legg Mason Partners Variable Multiple    Legg Mason Partners Variable Capital
   Discipline Balanced All Cap Growth       and Income Portfolio
   and Value Portfolio
Legg Mason Partners Variable Multiple    Legg Mason Partners Variable Global
   Discipline Global All Cap Growth         Equity Portfolio
   and Value Portfolio

MERGERS:

Old Name                                 New Name
--------                                 --------
Legg Mason Partners Variable All Cap     Legg Mason Partners Variable
   Portfolio                                Fundamental Value Portfolio
Legg Mason Partners Variable Premier     Legg Mason Partners Variable
   Selections All Cap Growth Portfolio      Aggressive Growth Portfolio
Legg Mason Partners Variable II          Legg Mason Partners Variable III
   Aggressive Growth Portfolio              Aggressive Growth Portfolio
Legg Mason Partners Variable Growth      Legg Mason Partners Variable
   and Income Portfolio                     Appreciation Portfolio
Legg Mason Partners Variable Multiple    Legg Mason Partners Variable
   Discipline Portfolio Large Cap           Appreciation Portfolio
   Growth and Value
Legg Mason Partners Variable II Large    Legg Mason Partners Variable III Large
   Cap Growth Portfolio                     Cap Growth Portfolio
Legg Mason Partners Variable Small Cap   Legg Mason Partners Variable Small Cap
   Growth Opportunities Portfolio           Growth Portfolio
Western Asset Management High Yield      BlackRock High Yield Portfolio
   Bond Portfolio
Pioneer Mid-Cap Value Portfolio          Lazard Mid-Cap Portfolio

1. ORGANIZATION

SUBSTITUTIONS:

OLD NAME                                 NEW NAME
--------                                 --------
Credit Suisse Trust Emerging Markets     MFS Emerging Markets Equity Portfolio
   Portfolio
Lord Abbett Series Growth and Income     Lord Abbett Growth and Income
   Portfolio                                Portfolio
Lord Abbett Series Mid Cap Value         Lord Abbett Mid-Cap Value Portfolio
   Portfolio
Putnam VT International Equity Fund      MFS Research International Portfolio
Putnam VT Small Cap Value Fund           Third Avenue Small Cap Value Portfolio
PIMCO VIT Real Return Portfolio          PIMCO Inflation Protected Bond
                                            Portfolio

PORTFOLIO SHARE CLASS EXCHANGE:

OLD PORTFOLIO                            NEW PORTFOLIO
-------------                            -------------
BlackRock Large-Cap Core Portfolio       BlackRock Large-Cap Core Portfolio
   (Class A)                                (Class E)

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund, which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable annuity separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

2. SIGNIFICANT ACCOUNTING POLICIES

ANNUITY PAYOUTS

Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS

Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The contract owner has the opportunity to transfer funds between Subaccounts within the Separate Account or the fixed account, which is an investment option in the Company's general account.

OTHER RECEIPTS (PAYMENTS)

Included in "other receipts (payments)" in the statements of changes of net assets are primarily contract benefits which have been re-deposited with the Company and distributions for payouts.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values which are recorded as expenses in the accompanying statement of operations:

     MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

     ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

     ENHANCED STEPPED-UP PROVISION -- For an additional charge, the total death benefit payable may be increased based on the earnings in the Contracts.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT -- For an additional charge, the Company will guarantee the complete return of your purchase payments plus an additional benefit credit.

     The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2007:

Mortality and Expense Risk              1.55% - 1.85%
Administrative                          0.15%
Enhanced Stepped-Up Provision           0.20%
Guaranteed Minimum Withdrawal Benefit   0.25% - 0.50%

     The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract administrative charge of $30 is assessed on an annual basis for Contracts with a value of less than $40,000. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets.

Certain investments in the various portfolios, series or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007         DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  ----------   -------------  --------------
AIM V.I. Utilities Subaccount (Series I) (Cost $57,393)          2,877      68,966        46,599          49,261
Alger American Leveraged AllCap Subaccount
   (Class S) (Cost $163,971)                                     3,795     207,090       149,717          92,538
American Funds Global Growth Subaccount
   (Class 2) (Cost $2,798,106)                                 162,118   4,052,951       639,901       1,074,859
American Funds Growth-Income Subaccount
   (Class 2) (Cost $6,794,847)                                 175,070   7,398,451       774,719       2,492,442
American Funds Growth Subaccount
   (Class 2) (Cost $6,018,039)                                 137,134   9,149,576     1,154,417       3,327,625
Credit Suisse Trust Emerging Markets Subaccount
   (Cost $0) (a)                                                    --          --        12,402         213,891
Credit Suisse Trust Global Small Cap Subaccount
   (Cost $2,139)                                                   139       1,959        17,363          22,513
Dreyfus MidCap Stock Subaccount
   (Service Shares) (Cost $401,598)                             24,704     381,677        81,026          93,187
Dreyfus Socially Responsible Growth Subaccount
   (Service Shares) (Cost $2,008)                                   84       2,554             7             263
Dreyfus VIF Appreciation Subaccount
   (Initial Shares) (Cost $58,653)                               1,694      76,010         1,525          33,321
Dreyfus VIF Developing Leaders Subaccount
   (Initial Shares) (Cost $401,887)                             10,886     352,064        94,336         114,137
DWS VIT Equity 500 Index Subaccount
   (Class 2) (Cost $399,877)                                    30,147     467,586        36,588         157,268
DWS VIT RREEF Real Estate Securities Subaccount
   (Class B) (Cost $256,805)                                    15,428     246,847        99,751         244,332
DWSI Global Opportunities Subaccount
   (Class B) (Cost $164,241)                                    12,428     223,944        36,489          40,856
DWSI Capital Growth Subaccount (Class B) (Cost $508,161)        30,586     621,209        95,995         221,098
DWSI Growth & Income Subaccount
   (Class B) (Cost $135,725)                                    16,242     174,925         5,118          20,019
DWSI Health Care Subaccount (Class B) (Cost $104,232)            8,851     127,457         8,590          15,961
DWSII Balanced Subaccount (Class B) (Cost $93,941)               4,329     107,263        11,710          61,146
DWSI International Subaccount (Class B) (Cost $235,829)         23,811     356,687        39,412          94,139
DWSII Strategic Income Subaccount
   (Class B) (Cost $116,871)                                    10,272     119,468        35,285          71,602
DWSII Blue Chip Subaccount (Class B) (Cost $259,922)            19,615     286,580        68,817         112,269
DWSII Conservative Allocation Subaccount
   (Class B) (Cost $166,026)                                    14,821     175,335       135,899         166,703
DWSII Core Fixed Income Subaccount
   (Class B) (Cost $661,891)                                    55,728     657,591        84,916         119,617
DWSII Davis Venture Value Subaccount
   (Class B) (Cost $446,384)                                    40,462     589,532        66,224         266,446
DWSII Dreman High Return Equity Subaccount
   (Class B) (Cost $991,456)                                    79,085   1,139,619        90,382         355,267
DWSII Dreman Small Mid Cap Value Subaccount
   (Class B) (Cost $443,808)                                    23,999     481,905       170,700         487,356
DWSII Global Thematic Subaccount
   (Class B) (Cost $122,454)                                     8,645     135,380        35,553         117,003
DWSII Government & Agency Securities Subaccount
   (Class B) (Cost $302,375)                                    24,713     305,207        41,273          68,208
DWSII Growth Allocation Subaccount
   (Class B) (Cost $104,161)                                     9,245     117,413        15,411         115,064
DWSII High Income Subaccount (Class B) (Cost $430,269)          53,085     414,592       120,823         473,875
DWSII International Select Equity Subaccount
   (Class B) (Cost $266,878)                                    19,630     327,823       228,614         269,677

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007         DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  ----------   -------------  --------------
DWSII Janus Growth & Income Subaccount
   (Class B) (Cost $174,764)                                    18,166     227,617        13,474          24,213
DWSII Large Cap Value Subaccount
   (Class B) (Cost $271,726)                                    17,964     344,910        55,557         254,774
DWSII Mid Cap Growth Subaccount (Class B) (Cost $2,887)            276       3,684            --          10,568
DWSII Moderate Allocation Subaccount
   (Class B) (Cost $518,743)                                    47,889     588,074        80,065          20,294
DWSII Money Market Subaccount
   (Class B) (Cost $12,136,806)                             12,136,806  12,136,806     1,008,408         568,196
DWSII Small Cap Growth Subaccount
   (Class B) (Cost $124,583)                                    10,606     156,646         5,018          43,040
DWSII Technology Subaccount (Class B) (Cost $232,698)           25,658     270,174        98,479         113,148
DWSII Turner Mid Cap Growth Subaccount
   (Class B) (Cost $154,151)                                    14,500     177,771       157,695         272,798
Fidelity VIP Contrafund Subaccount
   (Service Class 2) (Cost $1,107,257)                          40,477   1,111,494       453,238         450,907
Fidelity VIP Contrafund Subaccount
   (Service Class) (Cost $432,429)                              16,756     465,828       157,587         317,492
Fidelity VIP Dynamic Capital Appreciation Subaccount
   (Service Class 2) (Cost $56,669)                              6,645      59,672        16,896          17,055
Fidelity VIP Mid Cap Subaccount
   (Service Class 2) (Cost $1,178,976)                          41,228   1,468,964       316,548         652,815
FTVIPT Franklin Income Securities Subaccount
   (Class 2) (Cost $116,878)                                     6,950     120,309       109,157         248,146
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount
   (Class 2) (Cost $314,897)                                    17,730     406,194        93,682         310,143
FTVIPT Templeton Developing Markets Securities Subaccount
   (Class 2) (Cost $780,647)                                    86,400   1,382,395       186,465         336,680
FTVIPT Templeton Foreign Securities Subaccount
   (Class 2) (Cost $1,143,048)                                  78,250   1,584,559       359,844         955,275
Janus Aspen Global Life Sciences Subaccount
   (Service Shares) (Cost $15,890) .                             2,083      23,829            --           7,872
Janus Aspen Global Technology Subaccount
   (Service Shares) (Cost $36,247) .                             9,905      51,308         5,183           8,151
Janus Aspen Mid Cap Growth Subaccount
   (Service Shares) (Cost $103,713)                              5,032     195,982         3,835          21,470
Janus Aspen Worldwide Growth Subaccount
   (Service Shares) (Cost $24,107) .                               904      31,659           256          25,110
LMPIS Premier Selections All Cap Growth Subaccount
   (Cost $0) (a)                                                    --          --           802           9,460
LMPVET Aggressive Growth Subaccount
   (Class I) (Cost $1,237,972)                                  93,537   1,525,596       473,815         595,438
LMPVET Appreciation Subaccount (Class I) (Cost $672,584)        29,089     766,773       323,912         442,708
LMPVET Appreciation Subaccount
   (Class II) (Cost $686,034) (b)                               24,357     643,500       902,262         220,135
LMPVET Capital Subaccount (Cost $4,153,975) .                  299,408   4,718,670       381,641       2,692,453
LMPVET Dividend Strategy Subaccount
   (Class A) (Cost $54,613)                                      6,250      65,436         1,348          78,282
LMPVET Equity Index Subaccount
   (Class II) (Cost $863,834)                                   30,421   1,021,831        78,509         302,483
LMPVET Fundamental Value Subaccount
   (Class I) (Cost $1,175,313)                                  56,665   1,229,061       532,984         469,045
LMPVET Global Equity Subaccount (Cost $403,493)                 28,739     512,129        28,201          73,551
LMPVET Investors Subaccount (Class I) (Cost $221,040)           17,597     290,696        22,771          69,148

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007         DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  ----------   -------------  --------------
LMPVET Large Cap Growth Subaccount
   (Class I) (Cost $290,778)                                    20,096     333,600       162,558         166,083
LMPVET Mid Cap Core Subaccount
   (Class I) (Cost $381,424)                                    28,377     351,303        70,754         122,899
LMPVET Multiple Discipline Subaccount-Large Cap
   Growth and Value (Cost $0) (c)                                   --          --        46,571         965,126
LMPVET Small Cap Growth Subaccount
   (Class I) (Cost $637,635)                                    45,830     688,830       309,873         215,027
LMPVPI All Cap Subaccount (Class I) (Cost $0) (a)                   --          --        23,690         369,486
LMPVPII Growth and Income Subaccount
   (Class I) (Cost $0) (a)                                          --          --        18,407         248,200
LMPVPV Small Cap Growth Opportunities Subaccount
   (Cost $0) (a)                                                    --          --         7,991         249,108
LMPVPI Large Cap Growth Subaccount
   (Class I) (Cost $0) (a)                                          --          --           612         163,775
LMPVPII Aggressive Growth Subaccount
   (Class I) (Cost $0) (a)                                          --          --        28,227         375,527
LMPVET Capital and Income Subaccount
   (Class II) (Cost $3,303,527)                                261,689   3,252,792       645,135         389,451
LMPVIT Adjustable Rate Income Subaccount
   (Cost $293,006)                                              29,274     278,977        14,011          78,641
LMPVIT Diversified Strategic Income Subaccount
   (Cost $317,649)                                              34,122     294,133        15,641          89,413
LMPVIT High Income Subaccount (Cost $1,229,554)                168,901   1,126,571       187,949         734,983
LMPVIT Money Market Subaccount (Cost $1,619,389)             1,619,389   1,619,389       835,218         420,318
Lord Abbett Growth and Income Subaccount
   (Class VC) (Cost $0) (a)                                         --          --        14,789       1,849,320
Lord Abbett Mid-Cap Value Subaccount
   (Class VC) (Cost $0) (a)                                         --          --        33,557       5,406,577
MIST Batterymarch Mid-Cap Stock Subaccount
   (Class A) (Cost $237,595)                                    11,947     215,767        45,991          87,677
MIST BlackRock High Yield Subaccount
   (Class A) (Cost $794,055)                                    94,603     779,525       417,467         394,708
MIST BlackRock Large-Cap Core Subaccount
   (Class E) (Cost $2,434,184) (d)                             222,099   2,458,631     3,127,055         701,446
MIST BlackRock Large-Cap Core Subaccount
   (Class A) (Cost $0) (a)                                          --          --       216,977       3,319,521
MIST Dreman Small-Cap Value Subaccount
   (Class A) (Cost $35,702)                                      2,610      35,416        21,525             653
MIST Harris Oakmark International Subaccount
   (Class A) (Cost $709,451)                                    40,639     701,840       221,656         280,030
MIST Janus Forty Subaccount (Class A) (Cost $659,088)            8,962     751,125       179,494         409,746
MIST Lazard Mid-Cap Subaccount
   (Class B) (Cost $7,709) (b)                                     564       6,829         7,805              93
MIST Legg Mason Partners Managed Assets Subaccount
   (Class A) (Cost $53,760)                                      3,179      54,555         6,124           2,071
MIST Lord Abbett Bond Debenture Subaccount
   (Class A) (Cost $373,089)                                    31,339     395,808        60,277         270,855
MIST Lord Abbett Growth and Income Subaccount
   (Class B) (Cost $4,404,760)                                 159,581   4,578,382     2,013,738       1,413,492
MIST Lord Abbett Mid-Cap Value Subaccount
   (Class B) (Cost $4,038,435) (d)                             188,459   3,671,176     5,084,579       1,052,724
MIST Met/AIM Capital Appreciation Subaccount
   (Class A) (Cost $248,266)                                    20,415     246,617        15,641         213,350

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007         DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  ----------   -------------  --------------
MIST Met/AIM Small Cap Growth Subaccount
   (Class A) (Cost $0)                                              --          --         9,976           9,237
MIST MFS Emerging Markets Equity Subaccount
   (Class A) (Cost $220,592) (d)                                18,153     261,043       323,543         109,345
MIST MFS Research International Subaccount
   (Class B) (Cost $208,567) (d)                                15,328     219,502       228,796          21,150
MIST MFS Value Subaccount (Class A) (Cost $269,540)             18,779     282,429       259,458         362,211
MIST Neuberger Berman Real Estate Subaccount
   (Class A) (Cost $999,507)                                    66,144     931,303       198,470         394,986
MIST PIMCO Inflation Protected Bond Subaccount
   (Class A) (Cost $1,505,515) (b)                             147,489   1,616,482     1,713,590         210,897
MIST Pioneer Fund Subaccount (Class A) (Cost $247,725)          18,310     278,862        13,342          37,260
MIST Pioneer Mid-Cap Value Subaccount
   (Class A) (Cost $0) (a)                                          --          --         1,109           7,845
MIST Pioneer Strategic Income Subaccount
   (Class A) (Cost $602,285)                                    62,988     631,142       323,328         374,741
MIST Third Avenue Small Cap Value Subaccount
   (Class B) (Cost $1,823,688)                                 106,874   1,675,789     1,450,175         989,363
MSF BlackRock Aggressive Growth Subaccount
   (Class D) (Cost $570,854)                                    23,658     678,037         9,112          39,833
MSF BlackRock Bond Income Subaccount
   (Class A) (Cost $713,395)                                     6,857     765,948        69,658         208,691
MSF BlackRock Bond Income Subaccount
   (Class E) (Cost $441,277)                                     4,286     475,650        16,000         111,909
MSF BlackRock Money Market Subaccount
   (Class A) (Cost $581,826)                                     5,818     581,826     2,180,369       1,877,685
MSF Capital Guardian U.S. Equity Subaccount
   (Class A) (Cost $2,511)                                         196       2,437         3,625          58,765
MSF FI Large Cap Subaccount (Class A) (Cost $437,401)           29,629     434,361        47,598         192,725
MSF FI Value Leaders Subaccount
   (Class D) (Cost $1,074,921)                                   5,347   1,046,832       220,346         503,088
MSF MetLife Aggressive Allocation Subaccount
   (Class B) (Cost $97,173)                                      7,758      97,833        82,023          28,334
MSF MetLife Conservative Allocation Subaccount
   (Class B) (Cost $154,168)                                    14,818     164,778        92,019          40,735
MSF MetLife Conservative to Moderate Allocation Subaccount
   (Class B) (Cost $131,769)                                    12,721     146,668           322          42,585
MSF MetLife Moderate Allocation Subaccount
   (Class B) (Cost $465,410)                                    42,560     509,013       167,150          67,896
MSF MetLife Moderate to Aggressive Allocation Subaccount
   (Class B) (Cost $17,702)                                      1,364      16,884        17,907             197
MSF MFS Total Return Subaccount
   (Class B) (Cost $194,886)                                     1,351     206,782        15,846          87,749
MSF MFS Total Return Subaccount
   (Class F) (Cost $4,770,489)                                  32,950   5,056,164       463,876       1,358,907
MSF Oppenheimer Global Equity Subaccount
   (Class B) (Cost $2,609,568)                                 165,093   2,879,217       191,353       1,490,206
MSF T. Rowe Price Large Cap Growth Subaccount
   (Class B) (Cost $218,653)                                    15,249     250,084        63,170          77,228
MSF Western Asset Management High Yield Bond Subaccount
   (Class A) (Cost $0) (a)                                          --          --        35,730         328,713
MSF Western Asset Management U.S. Government Subaccount
   (Class A) (Cost $123,542)                                    10,379     129,632        31,266          88,298
PIMCO VIT Real Return Subaccount
   (Administrative Class) (Cost $0) (a)                             --          --        30,089       1,593,635

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007         DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  ----------   -------------  --------------
PIMCO VIT Total Return Subaccount
   (Administrative Class) (Cost $3,545,896)                    342,008   3,587,589       646,441       1,334,529
Putnam VT International Equity Subaccount
   (Class IB) (Cost $0) (a)                                         --          --        35,767         335,898
Putnam VT Small Cap Value Subaccount
   (Class IB) (Cost $0) (a)                                         --          --       160,356       1,233,275
Van Kampen LIT Comstock Subaccount
   (Class II) (Cost $2,276,862)                                177,638   2,451,405       222,271       1,263,008
Van Kampen LIT Enterprise Subaccount
   (Class II) (Cost $10,664)                                       893      15,597            29         140,773
Van Kampen LIT Strategic Growth Subaccount
   (Class I) (Cost $35,113)                                      1,475      49,671            57          97,573

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

5. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007:

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
AIM V.I. Utilities Subaccount (Series I)     2007     32 2.112 - 2.180       69        1.58        1.70 - 2.40       17.79 - 18.61
                                             2006     33 1.793 - 1.838       60        2.73        1.70 - 2.40       22.47 - 23.36
                                             2005     37 1.464 - 1.490       55        1.03        1.70 - 2.40        4.86 - 14.88
                                             2004    174 1.289 - 1.297      225        0.91        1.70 - 2.10       21.03 - 21.33
                                             2003      7         1.065        8        1.41               2.10                9.23

Alger American Leveraged AllCap              2007    102 2.010 - 2.047      207          --        1.70 - 2.10       30.43 - 30.97
   Subaccount (Class S)                      2006     70 1.541 - 1.563      109          --        1.70 - 2.10       16.48 - 16.90
                                             2005    113 1.323 - 1.337      150          --        1.70 - 2.10       11.74 - 12.26
                                             2004     62 1.184 - 1.191       74          --        1.70 - 2.10         5.71 - 6.06
                                             2003     56 1.120 - 1.123       63          --        1.70 - 2.10         4.58 - 4.66

American Funds Global Growth                 2007  1,794 1.764 - 2.299    4,052        2.63        1.70 - 2.60       11.89 - 12.92
   Subaccount (Class 2)                      2006  2,086 1.566 - 2.036    4,187        0.88        1.70 - 2.60       17.35 - 18.37
                                             2005  2,320 1.326 - 1.720    3,950        0.68        1.70 - 2.60       11.13 - 12.76
                                             2004  2,277 1.509 - 1.533    3,469        0.44        1.70 - 2.60        7.93 - 11.57
                                             2003  1,024 1.365 - 1.374    1,404        0.17        1.70 - 2.60       11.43 - 36.63

American Funds Growth-Income                 2007  4,324 1.389 - 1.746    7,397        1.39        1.70 - 2.60         2.32 - 3.25
   Subaccount (Class 2)                      2006  5,433 1.348 - 1.691    9,039        1.46        1.70 - 2.60       12.29 - 13.26
                                             2005  6,500 1.193 - 1.493    9,588        1.33        1.70 - 2.60         3.12 - 4.19
                                             2004  6,350 1.412 - 1.435    9,043        1.05        1.70 - 2.60         4.93 - 8.55
                                             2003  3,641 1.313 - 1.322    4,797        1.79        1.70 - 2.60       11.36 - 31.70

American Funds Growth                        2007  4,566 1.563 - 2.044    9,148        0.72        1.70 - 2.60        9.45 - 10.43
   Subaccount (Class 2)                      2006  5,956 1.419 - 1.851   10,851        0.76        1.70 - 2.60         6.05 - 8.37
                                             2005  6,870 1.666 - 1.708   11,600        0.71        1.70 - 2.60       13.26 - 14.25
                                             2004  6,325 1.471 - 1.495    9,390        0.22        1.70 - 2.60        6.67 - 10.58
                                             2003  2,739 1.342 - 1.352    3,690        0.23        1.70 - 2.60        9.62 - 33.14

Credit Suisse Trust Emerging Markets         2007     -- 2.711 - 2.786       --          --        1.70 - 2.40         4.49 - 4.74
   Subaccount (a)                            2006     75 2.594 - 2.660      197        0.51        1.70 - 2.40       29.38 - 30.33
                                             2005     78 2.005 - 2.041      158        0.71        1.70 - 2.40       25.00 - 25.75
                                             2004     87 1.608 - 1.623      140        0.25        1.70 - 2.30       17.76 - 34.90
                                             2003     20 1.318 - 1.321       26          --        1.70 - 2.10       10.94 - 11.10

Credit Suisse Trust Global Small Cap         2007      1 1.679 - 1.695        2          --        2.10 - 2.30     (6.15) - (5.94)
   Subaccount                                2006      4 1.789 - 1.802        7          --        2.10 - 2.30       10.64 - 10.82
                                             2005     16 1.617 - 1.626       26          --        2.10 - 2.30       13.47 - 13.79
                                             2004     22 1.425 - 1.429       32          --        2.10 - 2.30       15.52 - 24.89
                                             2003      1         1.237        1          --               2.10                6.64

Dreyfus MidCap Stock                         2007    260 1.436 - 1.489      382        0.30        1.70 - 2.50     (1.10) - (0.33)
   Subaccount (Service Shares)               2006    298 1.452 - 1.494      440        0.18        1.70 - 2.50         4.99 - 5.88
                                             2005    404 1.383 - 1.411      565          --        1.70 - 2.50         3.41 - 7.06
                                             2004    402 1.301 - 1.318      527        0.20        1.70 - 2.50        8.42 - 12.36
                                             2003    232 1.168 - 1.173      272        0.28        1.70 - 2.50        1.57 - 11.87

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
Dreyfus Socially Responsible Growth          2007      2         1.326        3        0.28               2.10                5.24
   Subaccount (Service Shares)               2006      2 1.251 - 1.260        3          --        1.70 - 2.30         6.47 - 7.12
                                             2005      5 1.175 - 1.193        5        0.14        1.70 - 2.30         1.03 - 1.62
                                             2004     20 1.163 - 1.174       23        0.18        1.70 - 2.30        1.91 - 13.57
                                             2003      5         1.125        6          --               2.10                1.99

Dreyfus VIF Appreciation                     2007     49 1.514 - 1.551       76        1.51        1.70 - 2.20         4.78 - 5.30
   Subaccount (Initial Shares)               2006     70 1.434 - 1.473      102        1.81        1.70 - 2.40       13.59 - 14.54
                                             2005    131 1.258 - 1.286      168        0.02        1.70 - 2.50       (1.32) - 2.63
                                             2004    132 1.235 - 1.253      165        2.08        1.70 - 2.50         2.81 - 4.48
                                             2003     86 1.210 - 1.213      105        9.22        1.70 - 2.10        5.02 - 11.21

Dreyfus VIF Developing Leaders               2007    263 1.300 - 1.350      352        0.74        1.70 - 2.50   (13.28) - (12.56)
   Subaccount (Initial Shares)               2006    312 1.499 - 1.544      478        0.41        1.70 - 2.50         1.22 - 1.98
                                             2005    426 1.481 - 1.514      641          --        1.70 - 2.50         3.21 - 4.05
                                             2004    577 1.435 - 1.455      838        0.23        1.70 - 2.50         2.64 - 9.48
                                             2003    344 1.321 - 1.329      457        0.05        1.70 - 2.50        3.12 - 18.94

DWS VIT Equity 500 Index                     2007    401 1.154 - 1.175      468        1.11        1.70 - 2.50         2.21 - 3.07
   Subaccount (Class 2)                      2006    500 1.129 - 1.140      568        0.78        1.70 - 2.50       12.45 - 13.21
                                             2005    462 1.004 - 1.007      465          --        1.70 - 2.50         0.40 - 0.70

DWS VIT RREEF Real Estate Securities         2007    138 1.753 - 1.818      247        0.76        1.70 - 2.50   (18.43) - (17.77)
   Subaccount (Class B)                      2006    213 2.149 - 2.211      469          --        1.70 - 2.50       33.81 - 34.82
                                             2005    304 1.606 - 1.640      495        2.17        1.70 - 2.50         5.16 - 9.48
                                             2004    341 1.479 - 1.498      510        0.57        1.70 - 2.50       16.69 - 28.58
                                             2003    193 1.162 - 1.165      224          --        1.70 - 2.30        4.58 - 14.69

DWSI Global Opportunities                    2007    100 2.182 - 2.263      224        1.02        1.70 - 2.50         6.23 - 7.10
   Subaccount (Class B)                      2006    108 2.054 - 2.113      228        0.94        1.70 - 2.50       18.87 - 19.78
                                             2005    156 1.728 - 1.764      274        0.33        1.70 - 2.50       13.50 - 16.13
                                             2004     90 1.500 - 1.519      137          --        1.70 - 2.50       14.81 - 25.73
                                             2003     63 1.251 - 1.252       79          --        2.10 - 2.30       12.60 - 22.39

DWSI Capital Growth Subaccount (Class B)     2007    426 1.367 - 1.477      621        0.23        1.70 - 2.50        9.45 - 10.22
                                             2006    504 1.242 - 1.340      668        0.18        1.70 - 2.50       (0.48) - 6.35
                                             2005    396 1.241 - 1.260      495        0.31        1.70 - 2.30         6.07 - 6.69
                                             2004    220 1.170 - 1.181      258        0.19        1.70 - 2.30         5.12 - 5.73
                                             2003    168 1.113 - 1.117      187          --        1.70 - 2.30        8.16 - 10.05

DWSI Growth & Income                         2007    127 1.363 - 1.401      175        0.86        1.70 - 2.30     (1.30) - (0.71)
   Subaccount (Class B)                      2006    137 1.381 - 1.411      192        0.60        1.70 - 2.30       10.66 - 11.37
                                             2005    147 1.248 - 1.267      185        0.83        1.70 - 2.30         3.40 - 3.94
                                             2004    241 1.207 - 1.219      292        0.44        1.70 - 2.30         7.29 - 7.97
                                             2003    141 1.125 - 1.129      159          --        1.70 - 2.30        7.22 - 10.71

DWSI Health Care Subaccount (Class B)        2007     87 1.427 - 1.480      127          --        1.70 - 2.50       10.11 - 10.94
                                             2006     96 1.296 - 1.334      127          --        1.70 - 2.50         3.18 - 4.06
                                             2005    191 1.256 - 1.282      243          --        1.70 - 2.50         0.96 - 6.21
                                             2004    128 1.192 - 1.207      154          --        1.70 - 2.50        6.52 - 15.89
                                             2003     50 1.119 - 1.125       56          --        1.70 - 2.50        1.08 - 10.43

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Balanced Subaccount (Class B)          2007     86 1.216 - 1.261      107        2.96        1.70 - 2.50         1.84 - 2.69
                                             2006    127 1.194 - 1.228      155        2.07        1.70 - 2.50         7.18 - 8.00
                                             2005    305 1.114 - 1.137      343        1.86        1.70 - 2.50         0.72 - 2.16
                                             2004    489 1.099 - 1.113      542        1.28        1.70 - 2.50         3.68 - 4.51
                                             2003    375 1.060 - 1.065      399          --        1.70 - 2.50         2.42 - 6.71

DWSI International                           2007    169 2.060 - 2.137      357        2.05        1.70 - 2.50       11.41 - 12.36
   Subaccount (Class B)                      2006    197 1.849 - 1.902      371        1.70        1.70 - 2.50        2.47 - 23.27
                                             2005    255 1.511 - 1.543      390        1.27        1.70 - 2.50       12.85 - 13.79
                                             2004    263 1.339 - 1.356      355        0.75        1.70 - 2.50       13.62 - 14.33
                                             2003     78 1.182 - 1.186       92          --        1.70 - 2.30        3.49 - 19.72

DWSII Strategic Income                       2007    104 1.131 - 1.162      119        6.10        1.70 - 2.30         2.72 - 3.29
   Subaccount (Class B)                      2006    141 1.101 - 1.125      157        5.68        1.70 - 2.30         6.27 - 6.94
                                             2005    211 1.036 - 1.052      220        7.46        1.70 - 2.30       (0.38) - 0.19
                                             2004    207 1.040 - 1.050      217          --        1.70 - 2.30         5.80 - 6.49
                                             2003    122 0.983 - 0.986      120          --        1.70 - 2.30         0.00 - 3.14

DWSII Blue Chip Subaccount (Class B)         2007    178 1.570 - 1.628      287        0.71        1.70 - 2.50         0.58 - 1.37
                                             2006    224 1.561 - 1.606      356        0.51        1.70 - 2.50       12.38 - 13.26
                                             2005    416 1.389 - 1.418      586        0.53        1.70 - 2.50         5.42 - 7.83
                                             2004    309 1.298 - 1.315      405        0.21        1.70 - 2.50       12.67 - 13.66
                                             2003     85 1.152 - 1.157       98          --        1.70 - 2.50        2.12 - 13.99

DWSII Conservative Allocation                2007    147 1.165 - 1.197      175        2.71        1.70 - 2.50         2.10 - 2.92
   Subaccount (Class B)                      2006    179 1.141 - 1.163      208        1.35        1.70 - 2.50         6.14 - 6.99
                                             2005    266 1.075 - 1.087      288          --        1.70 - 2.50         0.65 - 4.45
                                             2004     53         1.059       56          --               1.70                3.72

DWSII Core Fixed Income                      2007    629 1.019 - 1.075      657        4.01        1.70 - 2.50         1.19 - 2.03
   Subaccount (Class B)                      2006    676 1.007 - 1.056      694        3.31        1.70 - 2.50         0.67 - 2.17
                                             2005    731 0.994 - 1.014      738        3.11        1.70 - 2.50       (0.60) - 0.10
                                             2004    786 1.000 - 1.013      794        2.66        1.70 - 2.50         0.00 - 2.32
                                             2003    466 0.985 - 0.990      461          --        1.70 - 2.50       (0.70) - 3.34

DWSII Davis Venture Value                    2007    380 1.514 - 1.570      589        0.36        1.70 - 2.50         1.54 - 2.41
   Subaccount (Class B)                      2006    502 1.491 - 1.533      762        0.32        1.70 - 2.50       11.60 - 12.39
                                             2005    942 1.336 - 1.364    1,274        0.36        1.70 - 2.50        6.54 - 10.23
                                             2004    696 1.254 - 1.270      879        0.03        1.70 - 2.50         8.67 - 9.48
                                             2003    321 1.154 - 1.160      371          --        1.70 - 2.50        8.01 - 14.94

DWSII Dreman High Return Equity              2007    748 1.481 - 1.536    1,139        1.10        1.70 - 2.50     (4.64) - (3.88)
   Subaccount (Class B)                      2006    917 1.553 - 1.598    1,454        1.36        1.70 - 2.50        7.06 - 16.22
                                             2005    898 1.347 - 1.375    1,228        1.37        1.70 - 2.50         4.01 - 5.69
                                             2004    809 1.284 - 1.301    1,048        1.22        1.70 - 2.50       11.03 - 12.24
                                             2003    512 1.160 - 1.164      596          --        1.70 - 2.30       12.36 - 15.49

DWSII Dreman Small Mid Cap Value             2007    238 1.979 - 2.053      483        0.76        1.70 - 2.50         0.10 - 0.93
   Subaccount (Class B)                      2006    432 1.977 - 2.034      872        0.43        1.70 - 2.50       21.51 - 22.53
                                             2005    617 1.627 - 1.660    1,017        0.37        1.70 - 2.50         7.11 - 8.04
                                             2004    631 1.519 - 1.538      967        0.42        1.70 - 2.50       17.12 - 23.43
                                             2003    269 1.242 - 1.246      335          --        1.70 - 2.30       14.05 - 21.09

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Global Thematic                        2007     65 2.046 - 2.122      135        0.31        1.70 - 2.50         3.23 - 4.02
   Subaccount (Class B)                      2006    116 1.982 - 2.040      233        0.30        1.70 - 2.50       26.40 - 27.50
                                             2005    208 1.568 - 1.600      330          --        1.70 - 2.50       19.00 - 20.48
                                             2004    115 1.312 - 1.328      152        0.87        1.70 - 2.50        7.97 - 13.40
                                             2003     62 1.178 - 1.180       73          --        1.90 - 2.30        3.42 - 14.35

DWSII Government & Agency Securities         2007    286 1.039 - 1.077      305        4.60        1.70 - 2.50         2.87 - 3.66
   Subaccount (Class B)                      2006    320 1.010 - 1.039      330        3.70        1.70 - 2.50         1.20 - 2.06
                                             2005    409 0.998 - 1.018      414        3.33        1.70 - 2.50       (0.20) - 0.49
                                             2004    462 1.000 - 1.013      467        1.87        1.70 - 2.50         0.81 - 1.60
                                             2003    420 0.992 - 0.997      418          --        1.70 - 2.50       (0.10) - 1.43

DWSII Growth Allocation                      2007     90 1.296 - 1.313      117        2.21        1.70 - 2.10         3.35 - 3.79
   Subaccount (Class B)                      2006    173 1.254 - 1.265      218        0.81        1.70 - 2.10       10.39 - 10.77
                                             2005    277 1.136 - 1.142      315          --        1.70 - 2.10         0.71 - 4.20
                                             2004     64 1.094 - 1.096       70          --        1.70 - 2.10         2.24 - 6.10

DWSII High Income Subaccount (Class B)       2007    319 1.229 - 1.311      415       10.33        1.70 - 2.50     (1.94) - (1.13)
                                             2006    592 1.247 - 1.326      780        7.99        1.70 - 2.50         3.23 - 8.24
                                             2005    786 1.200 - 1.225      957        8.74        1.70 - 2.50       (0.33) - 1.66
                                             2004    977 1.190 - 1.205    1,174       15.85        1.70 - 2.50        8.67 - 10.25
                                             2003  1,684 1.088 - 1.093    1,841          --        1.70 - 2.50         0.37 - 8.11

DWSII International Select Equity            2007    150 1.965 - 2.209      328        2.59        1.70 - 2.30       13.58 - 14.22
   Subaccount (Class B)                      2006    191 1.725 - 1.934      365        1.48        1.70 - 2.30       11.51 - 22.95
                                             2005    201 1.549 - 1.573      314        2.53        1.70 - 2.30       11.44 - 12.12
                                             2004    192 1.390 - 1.403      268        0.68        1.70 - 2.30       15.16 - 15.85
                                             2003    162 1.207 - 1.211      196          --        1.70 - 2.30        3.15 - 21.63

DWSII Janus Growth & Income                  2007    155 1.392 - 1.491      228        0.19        1.70 - 2.30         3.79 - 4.41
   Subaccount (Class B)                      2006    159 1.336 - 1.428      225        0.26        1.70 - 2.30         3.89 - 6.17
                                             2005    284 1.324 - 1.345      379          --        1.70 - 2.30         4.98 - 9.89
                                             2004    171 1.213 - 1.224      209          --        1.70 - 2.30         8.59 - 9.19
                                             2003    169 1.117 - 1.121      189          --        1.70 - 2.30        7.20 - 11.79

DWSII Large Cap Value                        2007    223 1.426 - 1.570      345        1.67        1.70 - 2.50        9.95 - 10.80
   Subaccount (Class B)                      2006    364 1.290 - 1.417      511        1.24        1.70 - 2.50        4.28 - 13.09
                                             2005    426 1.228 - 1.253      531        1.45        1.70 - 2.50       (0.89) - 1.73
                                             2004    523 1.239 - 1.255      654        0.95        1.70 - 2.50         6.90 - 7.82
                                             2003    153 1.160 - 1.164      177          --        1.70 - 2.30        6.80 - 14.79

DWSII Mid Cap Growth                         2007      2 1.489 - 1.544        4          --        1.70 - 2.50         5.23 - 6.04
   Subaccount (Class B)                      2006      9 1.415 - 1.456       13          --        1.70 - 2.50         7.85 - 8.74
                                             2005     11 1.312 - 1.339       15          --        1.70 - 2.50       11.85 - 12.71
                                             2004     12 1.173 - 1.188       14          --        1.70 - 2.50         1.03 - 1.89
                                             2003     12 1.161 - 1.166       14          --        1.70 - 2.50        2.01 - 12.39

DWSII Moderate Allocation                    2007    476 1.220 - 1.254      588        2.19        1.70 - 2.50         2.43 - 3.29
   Subaccount (Class B)                      2006    444 1.191 - 1.214      533        0.85        1.70 - 2.50         4.15 - 9.07
                                             2005    461 1.101 - 1.113      509          --        1.70 - 2.50         2.88 - 5.04
                                             2004    183 1.076 - 1.077      197          --        1.70 - 2.10         4.87 - 5.59

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Money Market Subaccount (Class B)      2007 11,685 1.022 - 1.040   12,135        4.54        1.70 - 2.10         2.51 - 2.87
                                             2006 11,606 0.997 - 1.011   11,739        4.16        1.70 - 2.10         1.85 - 2.43
                                             2005 12,261 0.972 - 0.987   12,100        2.40        1.70 - 2.30         0.10 - 0.71
                                             2004 12,189 0.971 - 0.980   11,944        0.51        1.70 - 2.30     (1.72) - (1.21)
                                             2003 12,253 0.988 - 0.992   12,150        0.10        1.70 - 2.30     (0.60) - (0.10)

DWSII Small Cap Growth                       2007    115 1.349 - 1.386      157          --        1.70 - 2.30         3.37 - 3.98
   Subaccount (Class B)                      2006    140 1.305 - 1.333      185          --        1.70 - 2.30         2.43 - 3.09
                                             2005    184 1.274 - 1.293      237          --        1.70 - 2.30         4.34 - 4.87
                                             2004    171 1.221 - 1.233      210          --        1.70 - 2.30         4.06 - 8.73
                                             2003    194 1.130 - 1.134      220          --        1.70 - 2.30        1.62 - 11.42

DWSII Technology Subaccount (Class B)        2007    200 1.314 - 1.363      270          --        1.70 - 2.50       10.98 - 11.90
                                             2006    210 1.184 - 1.218      254          --        1.70 - 2.50     (1.99) - (1.22)
                                             2005    177 1.208 - 1.233      217        0.12        1.70 - 2.50         0.75 - 1.48
                                             2004    130 1.199 - 1.215      158          --        1.70 - 2.50       (0.82) - 2.92
                                             2003    160 1.213 - 1.217      195          --        1.70 - 2.30        2.10 - 20.66

DWSII Turner Mid Cap Growth                  2007     98 1.537 - 1.856      178          --        1.70 - 2.50       22.02 - 23.00
   Subaccount (Class B)                      2006    175 1.252 - 1.509      261          --        1.70 - 2.50         3.60 - 4.95
                                             2005    288 1.416 - 1.445      414          --        1.70 - 2.50         8.51 - 9.39
                                             2004    266 1.305 - 1.321      349          --        1.70 - 2.50         7.94 - 8.81
                                             2003     99 1.209 - 1.214      121          --        1.70 - 2.50        6.61 - 17.84

Fidelity VIP Contrafund                      2007    539 2.018 - 2.097    1,111        0.71        1.70 - 2.50       14.40 - 15.35
   Subaccount (Service Class 2)              2006    675 1.764 - 1.818    1,211        0.99        1.70 - 2.50         8.69 - 9.52
                                             2005    755 1.623 - 1.660    1,242        0.11        1.70 - 2.50       11.89 - 14.72
                                             2004    517 1.427 - 1.447      744        0.13        1.70 - 2.50       12.36 - 13.22
                                             2003    213 1.270 - 1.278      271          --        1.70 - 2.50        3.84 - 17.64

Fidelity VIP Contrafund                      2007    223 2.040 - 2.120      466        0.65        1.80 - 2.60       14.48 - 15.41
   Subaccount (Service Class)                2006    357 1.782 - 1.837      647        1.12        1.80 - 2.60         8.72 - 9.61
                                             2005    391 1.639 - 1.676      649        0.18        1.80 - 2.60       13.90 - 14.79
                                             2004    344 1.439 - 1.460      500        0.22        1.80 - 2.60       12.33 - 13.27
                                             2003    253 1.281 - 1.289      324          --        1.80 - 2.60       11.01 - 28.50

Fidelity VIP Dynamic Capital                 2007     34 1.697 - 1.738       60        0.12        1.70 - 2.20       (4.18) - 4.89
   Appreciation Subaccount (Service Class 2) 2006     38         1.657       62        0.10               1.70       11.26 - 11.96
                                             2005    129 1.456 - 1.480      190          --        1.70 - 2.30       17.99 - 18.59
                                             2004     77 1.234 - 1.248       95          --        1.70 - 2.30       (1.04) - 0.97
                                             2003     77 1.247 - 1.249       96          --        2.10 - 2.30         3.91 - 7.22

Fidelity VIP Mid Cap                         2007    582 1.905 - 2.573    1,469        0.51        1.70 - 2.60       12.40 - 13.40
   Subaccount (Service Class 2)              2006    776 1.684 - 2.269    1,738        0.19        1.70 - 2.60        9.49 - 10.52
                                             2005    994 1.528 - 2.053    2,022          --        1.70 - 2.60       11.70 - 16.05
                                             2004    910 1.741 - 1.769    1,599          --        1.70 - 2.60       18.00 - 22.51
                                             2003    426 1.434 - 1.444      614          --        1.70 - 2.60        5.52 - 44.04

FTVIPT Franklin Income Securities            2007    100 1.205 - 1.221      120        4.05        1.80 - 2.30         1.43 - 1.92
   Subaccount (Class 2)                      2006    217 1.188 - 1.198      258        3.74        1.80 - 2.30       15.56 - 16.20
                                             2005    235 1.028 - 1.031      242          --        1.80 - 2.30     (3.47) - (1.34)

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
FTVIPT Franklin Small-Mid Cap Growth         2007    224 1.768 - 1.837      406          --        1.80 - 2.60         8.33 - 9.28
   Securities Subaccount (Class 2)           2006    360 1.632 - 1.681      597          --        1.80 - 2.60         5.91 - 6.73
                                             2005    751 1.541 - 1.575    1,169          --        1.80 - 2.60         2.12 - 2.94
                                             2004    849 1.509 - 1.530    1,289          --        1.80 - 2.60         5.90 - 9.44
                                             2003    703 1.389 - 1.398      979          --        1.80 - 2.60       22.42 - 42.87

FTVIPT Templeton Developing Markets          2007    395 3.394 - 3.539    1,378        2.29        1.70 - 2.60       25.47 - 26.57
   Securities Subaccount (Class 2)           2006    479 2.705 - 2.796    1,326        1.15        1.70 - 2.60       24.83 - 25.95
                                             2005    583 2.167 - 2.220    1,284        1.34        1.70 - 2.60       24.18 - 25.28
                                             2004    572 1.745 - 1.772    1,008        1.84        1.70 - 2.60       21.52 - 28.81
                                             2003    261 1.436 - 1.445      376        0.07        1.70 - 2.60        3.23 - 38.80

FTVIPT Templeton Foreign Securities          2007    669 2.308 - 2.409    1,584        2.08        1.70 - 2.60       12.48 - 13.47
   Subaccount (Class 2)                      2006    970 2.052 - 2.123    2,032        1.29        1.70 - 2.60       18.34 - 19.40
                                             2005  1,328 1.734 - 1.778    2,332        1.13        1.70 - 2.60         2.52 - 8.42
                                             2004    933 1.615 - 1.641    1,519        0.99        1.70 - 2.60       10.12 - 20.94
                                             2003    435 1.398 - 1.407      610        0.16        1.80 - 2.60       20.36 - 27.02

Janus Aspen Global Life Sciences             2007     13 1.815 - 1.832       24          --        2.10 - 2.30       18.94 - 19.19
   Subaccount (Service Shares)               2006     17 1.514 - 1.561       27          --        1.70 - 2.50         3.70 - 4.55
                                             2005     42 1.460 - 1.493       62          --        1.70 - 2.50        9.53 - 10.43
                                             2004     41 1.333 - 1.352       55          --        1.70 - 2.50        2.97 - 11.83
                                             2003      5         1.200        5          --               2.10               11.63

Janus Aspen Global Technology                2007     26 1.909 - 1.964       51        0.34        1.70 - 2.30       18.94 - 19.61
   Subaccount (Service Shares)               2006     28 1.605 - 1.642       45          --        1.70 - 2.30         5.15 - 6.07
                                             2005     38 1.523 - 1.548       59          --        1.70 - 2.50         4.59 - 9.63
                                             2004     43 1.392 - 1.412       60          --        1.70 - 2.50       (1.90) - 4.41
                                             2003     19 1.419 - 1.428       27          --        1.70 - 2.50      (0.91) - 19.97

Janus Aspen Mid Cap Growth                   2007     87 2.197 - 2.283      196        0.07        1.80 - 2.60       18.56 - 19.53
   Subaccount (Service Shares)               2006     94 1.853 - 1.910      178          --        1.80 - 2.60       10.43 - 11.31
                                             2005    104 1.678 - 1.716      177          --        1.80 - 2.60        9.17 - 10.07
                                             2004    106 1.537 - 1.559      164          --        1.80 - 2.60       17.42 - 18.29
                                             2003    104 1.309 - 1.318      136          --        1.80 - 2.60        1.00 - 31.40

Janus Aspen Worldwide Growth                 2007     19 1.684 - 1.700       32        0.52        1.90 - 2.10         7.06 - 7.26
   Subaccount (Service Shares)               2006     32 1.573 - 1.585       50        1.38        1.70 - 2.10       15.29 - 15.98
                                             2005     39 1.362 - 1.377       53        1.24        1.70 - 2.10         3.42 - 3.77
                                             2004     37 1.313 - 1.327       49        0.74        1.70 - 2.30       (1.72) - 2.79
                                             2003    272 1.287 - 1.291      352        1.13        1.70 - 2.10       11.72 - 15.06

LMPIS Premier Selections All Cap             2007     --         1.521       --        0.08               2.40                6.22
   Growth Subaccount (a)                     2006      6 1.432 - 1.443        9          --        2.20 - 2.40         4.56 - 5.02
                                             2005      9 1.359 - 1.374       12        0.02        2.20 - 2.60         3.58 - 4.01
                                             2004     62 1.312 - 1.321       81          --        2.20 - 2.60        0.46 - 10.62
                                             2003      6         1.311        8          --               2.40               12.44

LMPVET Aggressive Growth                     2007    939 1.581 - 1.650    1,525          --        1.70 - 2.60     (4.76) - (0.36)
   Subaccount (Class I)                      2006  1,005 1.599 - 1.648    1,636          --        1.80 - 2.60         6.03 - 6.87
                                             2005  1,365 1.508 - 1.542    2,082          --        1.80 - 2.60         8.80 - 9.67
                                             2004  1,545 1.386 - 1.406    2,158          --        1.80 - 2.60         7.11 - 7.99
                                             2003  1,374 1.294 - 1.302    1,784          --        1.80 - 2.60        6.55 - 28.01

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
LMPVET Appreciation                          2007    483 1.549 - 1.617      767        0.90        1.70 - 2.60         2.17 - 6.49
   Subaccount (Class I)                      2006    592 1.466 - 1.511      882        1.04        1.80 - 2.60       11.82 - 12.76
                                             2005    717 1.311 - 1.340      951        0.86        1.80 - 2.60         1.63 - 2.45
                                             2004    711 1.290 - 1.308      924        1.32        1.80 - 2.60         6.00 - 6.97
                                             2003    455 1.217 - 1.224      555        0.95        1.80 - 2.60       13.50 - 21.13

LMPVET Appreciation
   Subaccount (Class II) (b)                 2007    423 1.479 - 1.537      643        0.70        1.80 - 2.60         1.16 - 1.32

LMPVET Capital Subaccount                    2007  3,099 1.496 - 1.555    4,718        0.31        1.80 - 2.60       (0.80) - 0.06
                                             2006  4,664 1.508 - 1.554    7,130        0.63        1.80 - 2.60       10.72 - 11.56
                                             2005  5,747 1.362 - 1.393    7,910        0.33        1.80 - 2.60         2.56 - 3.41
                                             2004  6,569 1.328 - 1.347    8,784        0.33        1.80 - 2.60         3.91 - 4.74
                                             2003  4,620 1.278 - 1.286    5,926        0.11        1.80 - 2.60       11.42 - 28.20

LMPVET Dividend Strategy Subaccount          2007     45 1.438 - 1.466       65        1.43        1.80 - 2.20         4.13 - 4.56
                                             2006     97 1.381 - 1.402      135        1.95        1.80 - 2.20       15.37 - 15.87
                                             2005    133 1.197 - 1.210      161        2.11        1.80 - 2.20     (2.37) - (2.02)
                                             2004     78 1.226 - 1.235       95        0.89        1.80 - 2.20         1.16 - 1.56
                                             2003     64 1.212 - 1.216       77        0.85        1.80 - 2.20       10.55 - 16.31

LMPVET Equity Index                          2007    632 1.579 - 1.641    1,022        1.46        1.70 - 2.50         2.33 - 3.21
   Subaccount (Class II)                     2006    796 1.543 - 1.590    1,252        1.27        1.70 - 2.50       12.30 - 13.17
                                             2005  1,107 1.374 - 1.405    1,541        1.26        1.70 - 2.50         1.63 - 2.48
                                             2004  1,033 1.352 - 1.371    1,407        1.60        1.70 - 2.50         7.56 - 8.38
                                             2003    619 1.257 - 1.265      782        1.58        1.70 - 2.50        6.13 - 19.89

LMPVET Fundamental Value                     2007    709 1.693 - 1.768    1,229        1.15        1.70 - 2.60     (5.50) - (0.57)
   Subaccount (Class I)                      2006    705 1.716 - 1.769    1,229        1.65        1.80 - 2.60       13.79 - 14.72
                                             2005    778 1.508 - 1.542    1,187        0.89        1.80 - 2.60         2.10 - 2.94
                                             2004    917 1.477 - 1.498    1,364        0.72        1.80 - 2.60         5.42 - 6.24
                                             2003    664 1.401 - 1.410      933        1.40        1.80 - 2.60       25.38 - 40.50

LMPVET Global Equity Subaccount              2007    302 1.681 - 1.730      512        0.54        1.80 - 2.40         2.38 - 3.04
                                             2006    338 1.642 - 1.679      558        1.06        1.80 - 2.40       12.47 - 13.14
                                             2005    431 1.460 - 1.484      633        0.61        1.80 - 2.40         4.06 - 4.65
                                             2004    553 1.403 - 1.418      780        0.54        1.80 - 2.40         7.59 - 8.24
                                             2003    350 1.304 - 1.310      457        0.28        1.80 - 2.40        8.71 - 34.22

LMPVET Investors Subaccount (Class I)        2007    165 1.719 - 1.795      291        1.19        1.70 - 2.60         1.24 - 2.16
                                             2006    193 1.698 - 1.757      335        1.62        1.70 - 2.60       15.20 - 16.28
                                             2005    212 1.474 - 1.511      316        1.10        1.70 - 2.60         3.80 - 4.71
                                             2004    246 1.420 - 1.443      353        1.34        1.70 - 2.60         5.36 - 8.58
                                             2003    191 1.320 - 1.329      253        2.36        1.70 - 2.60       11.02 - 36.60

LMPVET Large Cap Growth                      2007    225 1.442 - 1.505      334        0.04        1.70 - 2.60       (1.01) - 3.38
   Subaccount (Class I)                      2006    222 1.406 - 1.449      317        0.12        1.80 - 2.60         1.96 - 2.77
                                             2005    391 1.379 - 1.410      546        0.13        1.80 - 2.60         2.53 - 3.37
                                             2004    453 1.345 - 1.364      615        0.37        1.80 - 2.60       (2.25) - 0.29
                                             2003    384 1.376 - 1.384      530        0.04        1.80 - 2.60       13.88 - 26.61

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
LMPVET Mid Cap Core                          2007    201 1.728 - 1.761      351        0.34        2.00 - 2.40         4.60 - 5.01
   Subaccount (Class I)                      2006    263 1.652 - 1.677      439        0.77        2.00 - 2.40       12.08 - 12.74
                                             2005    184 1.474 - 1.499      273        0.60        1.80 - 2.40         5.74 - 6.39
                                             2004    196 1.394 - 1.409      274          --        1.80 - 2.40         4.39 - 8.38
                                             2003    106 1.293 - 1.295      137          --        2.20 - 2.40       24.69 - 29.50

LMPVET Multiple Discipline                   2007     -- 1.462 - 1.517       --        0.52        1.80 - 2.60         0.97 - 1.68
   Subaccount-Large Cap                      2006    632 1.448 - 1.492      930        0.74        1.80 - 2.60        9.45 - 10.27
   Growth and Value (c)                      2005    717 1.323 - 1.353      960        0.61        1.80 - 2.60         0.84 - 1.73
                                             2004    765 1.312 - 1.330    1,012        0.96        1.80 - 2.60         0.68 - 4.81
                                             2003    239 1.261 - 1.269      302        0.13        1.80 - 2.60        5.61 - 26.14

LMPVET Small Cap Growth                      2007    328 2.066 - 2.146      689          --        1.70 - 2.50         0.68 - 8.17
   Subaccount (Class I)                      2006    299 1.925 - 1.984      583          --        1.70 - 2.50        9.94 - 10.84
                                             2005    336 1.746 - 1.790      595          --        1.70 - 2.60         2.22 - 3.17
                                             2004    550 1.708 - 1.735      946          --        1.70 - 2.60       12.15 - 13.18
                                             2003    225 1.523 - 1.533      344          --        1.70 - 2.60        1.67 - 34.18

LMPVPI All Cap Subaccount (Class I) (a)      2007     -- 1.800 - 1.867       --        0.29        1.70 - 2.60         4.59 - 4.89
                                             2006    197 1.721 - 1.780      346        1.28        1.70 - 2.60       15.12 - 16.11
                                             2005    227 1.495 - 1.533      344        0.55        1.70 - 2.60         1.36 - 2.27
                                             2004    435 1.475 - 1.499      648        0.67        1.70 - 2.60         1.91 - 6.54
                                             2003    199 1.398 - 1.407      280        0.59        1.70 - 2.60        2.26 - 38.80

LMPVPII Growth and Income                    2007     -- 1.562 - 1.614       --        0.06        1.70 - 2.50         4.13 - 4.40
   Subaccount (Class I) (a)                  2006    150 1.500 - 1.546      228        0.41        1.70 - 2.50        9.65 - 10.51
                                             2005    205 1.368 - 1.399      284        0.37        1.70 - 2.50         0.73 - 1.89
                                             2004    214 1.354 - 1.373      291        1.10        1.70 - 2.50         5.70 - 6.60
                                             2003    126 1.281 - 1.288      162        0.53        1.70 - 2.50        5.23 - 10.60

LMPVPV Small Cap Growth                      2007     -- 1.942 - 1.991       --        0.02        1.80 - 2.40         6.41 - 6.70
   Opportunities Subaccount (a)              2006    127 1.825 - 1.866      233          --        1.80 - 2.40       10.21 - 10.87
                                             2005     83 1.656 - 1.683      137          --        1.80 - 2.40         2.48 - 3.00
                                             2004     81 1.616 - 1.634      131        0.08        1.80 - 2.40        6.89 - 13.55
                                             2003     65 1.432 - 1.439       93          --        1.80 - 2.40       10.65 - 19.12

LMPVPI Large Cap Growth                      2007     -- 1.478 - 1.514       --          --        1.70 - 2.30         3.94 - 4.13
   Subaccount (Class I) (a)                  2006    108 1.411 - 1.454      156          --        1.70 - 2.50         1.66 - 2.47
                                             2005    131 1.388 - 1.419      185        0.02        1.70 - 2.50         0.14 - 3.43
                                             2004    133 1.353 - 1.372      182        0.20        1.70 - 2.50       (2.03) - 0.37
                                             2003     80 1.382 - 1.388      111        0.01        1.70 - 2.30        5.87 - 16.99

LMPVPII Aggressive Growth                    2007     -- 1.719 - 1.754       --          --        1.70 - 2.20         3.35 - 3.48
   Subaccount (Class I) (a)                  2006    198 1.663 - 1.695      334          --        1.70 - 2.20         8.37 - 9.21
                                             2005    223 1.527 - 1.552      344          --        1.70 - 2.30         4.65 - 8.00
                                             2004    204 1.417 - 1.437      293          --        1.70 - 2.50         5.88 - 8.81
                                             2003    114 1.331 - 1.339      153          --        1.70 - 2.50        5.30 - 16.64

LMPVET Capital and Income Subaccount         2007  2,335 1.373 - 1.413    3,249        1.16        1.80 - 2.40         2.85 - 3.52
   (Class II)                                2006  2,507 1.325 - 1.365    3,381        1.46        1.80 - 2.60         7.72 - 8.51
                                             2005  2,987 1.230 - 1.258    3,724        1.24        1.80 - 2.60         1.57 - 2.36
                                             2004  3,049 1.211 - 1.229    3,723        0.90        1.80 - 2.60         1.24 - 4.67
                                             2003  1,606 1.186 - 1.191    1,907        0.46        1.80 - 2.40        9.31 - 15.02

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
LMPVIT Adjustable Rate Income                2007    277 0.989 - 1.019      279        4.23        1.70 - 2.40     (1.10) - (0.39)
   Subaccount                                2006    348 0.996 - 1.023      352        3.78        1.70 - 2.50         1.53 - 2.40
                                             2005    568 0.981 - 0.999      563        2.49        1.70 - 2.50       (0.20) - 0.60
                                             2004    846 0.983 - 0.993      836        1.28        1.70 - 2.50     (1.20) - (0.30)
                                             2003    354 0.997 - 0.998      353        0.66        1.70 - 2.20     (0.30) - (0.20)

LMPVIT Diversified Strategic Income          2007    251 1.157 - 1.179      294        4.81        1.80 - 2.20       (0.26) - 0.08
   Subaccount                                2006    322 1.160 - 1.178      377        5.67        1.16 - 2.20         2.70 - 3.51
                                             2005    379 1.125 - 1.138      429        4.87        1.80 - 2.60         0.36 - 0.80
                                             2004    561 1.113 - 1.129      632        3.49        1.80 - 2.60         3.21 - 4.83
                                             2003    925 1.071 - 1.077      996        9.66        1.80 - 2.60         2.19 - 6.02

LMPVIT High Income Subaccount                2007    816 1.340 - 1.392    1,126        6.72        1.80 - 2.60     (2.26) - (1.49)
                                             2006  1,266 1.217 - 1.413    1,771        7.75        1.80 - 2.60         8.12 - 9.03
                                             2005  1,375 1.121 - 1.296    1,770        7.75        1.80 - 2.60       (0.97) - 0.78
                                             2004  1,477 1.268 - 1.286    1,892        6.69        1.80 - 2.60         7.64 - 8.43
                                             2003  1,915 1.178 - 1.186    2,269       10.21        1.80 - 2.60        6.61 - 18.60

LMPVIT Money Market Subaccount               2007  1,569 1.010 - 1.050    1,619        4.79        1.80 - 2.60         2.23 - 3.04
                                             2006  1,191 0.988 - 1.019    1,204        4.55        1.80 - 2.60         1.86 - 2.83
                                             2005  1,596 0.970 - 0.991    1,567        2.74        1.80 - 2.60         0.21 - 0.92
                                             2004  1,539 0.968 - 0.982    1,505        0.87        1.80 - 2.60     (1.73) - (0.91)
                                             2003  1,652 0.985 - 0.991    1,632        0.46        1.80 - 2.60     (1.20) - (0.61)

Lord Abbett Growth and Income                2007     -- 1.620 - 1.673       --          --        1.70 - 2.50         3.58 - 3.91
   Subaccount (Class VC) (a)                 2006  1,110 1.564 - 1.610    1,757        1.16        1.70 - 2.50       14.41 - 15.33
                                             2005  1,410 1.367 - 1.396    1,946        0.98        1.70 - 2.50         0.74 - 2.97
                                             2004  1,415 1.357 - 1.376    1,933        1.17        1.70 - 2.50        9.88 - 13.03
                                             2003    696 1.235 - 1.242      862        1.60        1.70 - 2.50        6.37 - 20.66

Lord Abbett Mid-Cap Value                    2007     -- 1.688 - 1.983       --          --        1.70 - 2.50        9.90 - 10.17
   Subaccount (Class VC) (a)                 2006  2,748 1.534 - 1.800    4,872        0.48        1.70 - 2.50        9.46 - 10.36
                                             2005  3,205 1.393 - 1.631    5,174        0.49        1.70 - 2.50         3.80 - 6.39
                                             2004  2,599 1.513 - 1.533    3,961        0.49        1.70 - 2.50       21.04 - 21.96
                                             2003    751 1.250 - 1.257      942        1.13        1.70 - 2.50        6.74 - 19.20

MIST Batterymarch Mid-Cap Stock              2007    117 1.809 - 1.852      216        0.33        1.70 - 2.20         3.79 - 4.22
   Subaccount (Class A)                      2006    156 1.724 - 1.777      276          --        1.70 - 2.50     (5.33) - (4.82)

MIST BlackRock High Yield                    2007    569 1.332 - 1.384      779        9.65        1.59 - 2.39         0.23 - 1.02
   Subaccount (Class A)                      2006    606 1.329 - 1.370      822          --        1.70 - 2.50         4.73 - 5.38

MIST BlackRock Large-Cap Core
   Subaccount (Class E) (d)                  2007  1,399 1.728 - 1.795    2,458          --        1.70 - 2.50     (0.69) - (0.17)

MIST BlackRock Large-Cap Core                2007     -- 1.740 - 1.798       --        0.70        1.70 - 2.50         4.57 - 4.84
   Subaccount (Class A) (a)                  2006  1,865 1.664 - 1.715    3,147          --        1.70 - 2.50         5.25 - 5.80

MIST Dreman Small-Cap Value                  2007     31 1.144 - 1.166       35          --        1.70 - 2.50    (11.18) - (3.19)
   Subaccount (Class A)                      2006     14         1.190       16        0.42               2.20                9.88

MIST Harris Oakmark International            2007    355 1.921 - 2.005      702        0.98        1.69 - 2.59     (3.37) - (2.53)
   Subaccount (Class A)                      2006    404 1.988 - 2.057      822          --        1.66 - 2.56        9.41 - 10.12

MIST Janus Forty Subaccount (Class A)        2007    346 2.119 - 2.201      751        0.19        1.70 - 2.50       27.27 - 28.26
                                             2006    528 1.665 - 1.716      896          --        1.70 - 2.50         1.90 - 9.85

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
MIST Lazard Mid-Cap
   Subaccount (Class B) (b)                  2007      6         1.072        7          --               1.70             (12.42)

MIST Legg Mason Partners Managed             2007     44 1.228 - 1.251       55        2.39        1.70 - 2.20         3.98 - 4.51
   Assets Subaccount (Class A)               2006     45 1.181 - 1.197       53          --        1.70 - 2.20         5.26 - 5.65

MIST Lord Abbett Bond Debenture              2007    277 1.407 - 1.448      396        6.33        1.70 - 2.30         4.38 - 5.08
   Subaccount (Class A)                      2006    443 1.337 - 1.378      603          --        1.70 - 2.50         4.13 - 4.71

MIST Lord Abbett Growth and Income           2007  4,196 1.080 - 1.101    4,578        0.68        1.45 - 2.60       (1.88) - 2.23
   Subaccount (Class B)                      2006  3,771 1.069 - 1.077    4,047          --        1.45 - 2.60         6.79 - 7.59

MIST Lord Abbett Mid-Cap Value               2007  3,489 1.045 - 1.059    3,671        0.01        1.70 - 2.50    (10.68) - (1.12)
   Subaccount (Class B) (d)                  2006     44 1.068 - 1.071       47          --        1.70 - 2.20       10.10 - 11.33

MIST Met/AIM Capital Appreciation            2007    152 1.572 - 1.633      247        0.10        1.70 - 2.50        9.17 - 10.04
   Subaccount (Class A)                      2006    272 1.440 - 1.484      399        0.18        1.70 - 2.50     (1.84) - (1.26)

MIST Met/AIM Small Cap Growth
   Subaccount (Class A)                      2007     --         1.324       --          --               2.20              (6.03)

MIST MFS Emerging Markets Equity
   Subaccount (Class A) (d)                  2007     76 3.376 - 3.486      261          --        1.70 - 2.40       24.53 - 25.13

MIST MFS Research International
   Subaccount (Class B) (d)                  2007     91 2.364 - 2.456      219          --        1.80 - 2.60         3.78 - 4.33

MIST MFS Value Subaccount (Class A)          2007    194 1.437 - 1.480      282          --        1.70 - 2.50         4.97 - 5.87
                                             2006    256 1.369 - 1.398      354        1.21        1.70 - 2.50        9.87 - 10.43

MIST Neuberger Berman Real Estate            2007    916 1.011 - 1.021      931        1.15        1.70 - 2.30   (16.72) - (16.24)
   Subaccount (Class A)                      2006  1,181 1.213 - 1.219    1,436          --        1.70 - 2.50       20.94 - 21.54

MIST PIMCO Inflation Protected Bond
   Subaccount (Class A) (b)                  2007  1,356 1.161 - 1.206    1,616          --        1.70 - 2.50         5.64 - 6.26

MIST Pioneer Fund Subaccount (Class A)       2007    174 1.574 - 1.627      279        0.89        1.70 - 2.40         2.47 - 3.24
                                             2006    186 1.536 - 1.576      289          --        1.70 - 2.40         6.96 - 7.43

MIST Pioneer Mid-Cap Value                   2007     --         1.224       --        0.42               1.70               10.37
   Subaccount (Class A) (a)                  2006      6         1.109        7        0.22               1.70              (0.98)

MIST Pioneer Strategic Income                2007    522 1.195 - 1.221      631        0.65        1.70 - 2.30         4.28 - 4.81
   Subaccount (Class A)                      2006    558 1.140 - 1.165      646        0.70        1.70 - 2.50         2.89 - 3.56

MIST Third Avenue Small Cap Value            2007  1,717 0.967 - 0.980    1,676        0.71        1.70 - 2.50    (10.30) - (4.67)
   Subaccount (Class B)                      2006  1,380 1.023 - 1.028    1,415          --        1.70 - 2.50         1.99 - 5.57

MSF BlackRock Aggressive Growth              2007    373 1.757 - 1.834      678          --        1.70 - 2.60       17.29 - 18.32
   Subaccount (Class D)                      2006    384 1.498 - 1.550      591          --        1.70 - 2.60     (3.04) - (2.39)

MSF BlackRock Bond Income                    2007    690 1.089 - 1.126      766        3.39        1.70 - 2.40         3.81 - 4.55
   Subaccount (Class A)                      2006    830 1.049 - 1.077      884          --        1.70 - 2.40         3.25 - 3.76

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
MSF BlackRock Bond Income                    2007    432 1.091 - 1.122      476        3.20        1.80 - 2.40         3.61 - 4.18
   Subaccount (Class E)                      2006    526 1.053 - 1.077      558          --        1.80 - 2.40         3.24 - 3.66

MSF BlackRock Money Market                   2007    561 1.021 - 1.061      582        4.95        1.70 - 2.50         2.00 - 3.31
   Subaccount (Class A)                      2006    275 1.004 - 1.027      279        3.31        1.70 - 2.30         1.72 - 2.09

MSF Capital Guardian U.S. Equity             2007      2 1.362 - 1.388        2        0.93        1.80 - 2.20     (2.23) - (1.84)
   Subaccount (Class A)                      2006     41 1.393 - 1.414       58          --        1.80 - 2.20         2.35 - 2.61

MSF FI Large Cap Subaccount (Class A)        2007    303 1.403 - 1.464      434        0.17        1.70 - 2.60         1.30 - 2.16
                                             2006    422 1.385 - 1.433      594          --        1.70 - 2.60         0.65 - 1.28

MSF FI Value Leaders Subaccount (Class D)    2007    658 1.549 - 1.617    1,047        0.88        1.70 - 2.60         1.37 - 2.34
                                             2006    902 1.528 - 1.580    1,405          --        1.70 - 2.60         1.93 - 2.47

MSF MetLife Aggressive Allocation            2007     92 1.060 - 1.076       98        0.04        1.70 - 2.60       (4.59) - 1.51
   Subaccount (Class B)                      2006     43         1.060       46          --               1.70                5.79

MSF MetLife Conservative Allocation          2007    153 1.074 - 1.081      165          --        1.70 - 2.10         3.37 - 3.74
   Subaccount (Class B)                      2006    102 1.039 - 1.042      106          --        1.70 - 2.10         3.80 - 4.10

MSF MetLife Conservative to Moderate         2007    137 1.071 - 1.080      147          --        1.70 - 2.20         2.49 - 2.96
   Allocation Subaccount (Class B)           2006    173 1.045 - 1.049      181          --        1.70 - 2.20         4.29 - 4.69

MSF MetLife Moderate Allocation              2007    473 1.068 - 1.081      509        0.01        1.70 - 2.40         1.81 - 2.56
   Subaccount (Class B)                      2006    370 1.049 - 1.054      389          --        1.70 - 2.40         4.69 - 5.19

MSF MetLife Moderate to Aggressive           2007     16         1.072       17          --               2.20              (5.55)
   Allocation Subaccount (Class B)           2006     --         1.058       --          --               1.80                5.59

MSF MFS Total Return Subaccount (Class B)    2007    190 1.085 - 1.096      207        2.08        1.70 - 2.30         1.78 - 2.33
                                             2006    264 1.066 - 1.071      282          --        1.70 - 2.30         4.60 - 6.78

MSF MFS Total Return Subaccount (Class F)    2007  3,491 1.405 - 1.467    5,055        2.00        1.70 - 2.60         1.52 - 2.44
                                             2006  4,240 1.384 - 1.432    6,003          --        1.70 - 2.60         6.13 - 6.79

MSF Oppenheimer Global Equity                2007  2,640 1.083 - 1.097    2,879        0.96        1.70 - 2.50         3.64 - 4.48
   Subaccount (Class B)                      2006  3,830 1.045 - 1.050    4,012          --        1.64 - 2.44         4.92 - 5.42

MSF T. Rowe Price Large Cap Growth           2007    219 1.133 - 1.146      250        0.23        1.70 - 2.40         4.95 - 7.30
   Subaccount (Class B)                      2006    228 1.063 - 1.068      242          --        1.70 - 2.40         6.51 - 7.01

MSF Western Asset Management High            2007     -- 1.180 - 1.198       --        9.33        1.70 - 2.20         3.60 - 3.81
   Yield Bond Subaccount (Class A) (a)       2006    270 1.139 - 1.154      311          --        1.70 - 2.20         5.86 - 6.16

MSF Western Asset Management                 2007    119 1.075 - 1.103      130        2.99        1.55 - 2.25         1.99 - 2.70
   U.S. Government Subaccount (Class A)      2006    174 1.054 - 1.074      185          --        1.55 - 2.25         2.93 - 3.47

PIMCO VIT Real Return Subaccount             2007     -- 1.099 - 1.135       --        1.55        1.70 - 2.50         1.67 - 1.98
   (Administrative Class) (a)                2006  1,405 1.081 - 1.113    1,549        4.21        1.70 - 2.50     (1.73) - (0.98)
                                             2005  1,774 1.100 - 1.124    1,982        2.72        1.70 - 2.50       (0.45) - 0.36
                                             2004  2,247 1.105 - 1.120    2,507        1.02        1.70 - 2.50         4.25 - 7.83
                                             2003  1,061 1.041 - 1.046    1,108        0.47        1.70 - 2.40       (0.95) - 5.04

5. FINANCIAL HIGHLIGHTS

                                                         AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                  ------------------------------- ------------------------------------------------
                                                         UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   UNITS   LOWEST TO   NET ASSETS    INCOME         LOWEST TO        LOWEST TO
                                                  (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                  ------ ------------- ---------- ------------- ---------------- -----------------
PIMCO VIT Total Return                       2007  3,146 1.111 - 1.160    3,587        4.80        1.70 - 2.60         6.01 - 6.91
   Subaccount (Administrative Class)         2006  3,874 1.048 - 1.085    4,140        4.40        1.70 - 2.60         1.16 - 2.07
                                             2005  5,099 1.036 - 1.063    5,363        3.41        1.70 - 2.60       (0.66) - 0.76
                                             2004  5,091 1.038 - 1.055    5,336        1.90        1.70 - 2.60         2.17 - 3.13
                                             2003  3,098 1.016 - 1.023    3,160        2.05        1.70 - 2.60       (0.97) - 2.93

Putnam VT International Equity               2007     -- 2.278 - 2.354       --        2.78        1.80 - 2.60         7.91 - 8.18
   Subaccount (Class IB) (a)                 2006    147 2.111 - 2.184      316        0.51        1.70 - 2.60       24.40 - 25.52
                                             2005    123 1.697 - 1.740      211        1.53        1.70 - 2.60        9.34 - 10.34
                                             2004    161 1.552 - 1.577      252        1.46        1.70 - 2.60       13.20 - 14.28
                                             2003    151 1.371 - 1.380      208        0.08        1.70 - 2.60        8.45 - 37.50

Putnam VT Small Cap Value                    2007     -- 2.407 - 2.487       --        0.54        1.70 - 2.50         6.46 - 6.74
   Subaccount (Class IB) (a)                 2006    485 2.261 - 2.330    1,122        0.32        1.70 - 2.50       14.42 - 15.35
                                             2005    520 1.976 - 2.020    1,045        0.17        1.70 - 2.50         4.38 - 5.21
                                             2004    432 1.893 - 1.920      827        0.29        1.70 - 2.50       15.41 - 25.44
                                             2003    273 1.538 - 1.547      421          --        1.70 - 2.50        8.72 - 51.97

Van Kampen LIT Comstock                      2007  1,468 1.383 - 1.702    2,451        1.71        1.70 - 2.50     (4.71) - (4.00)
   Subaccount (Class II)                     2006  2,088 1.444 - 1.773    3,646        1.33        1.70 - 2.50       13.16 - 14.09
                                             2005  2,509 1.269 - 1.554    3,856        0.76        1.70 - 2.50         1.54 - 4.78
                                             2004  1,509 1.497 - 1.518    2,278        0.48        1.70 - 2.50       14.54 - 15.44
                                             2003    370 1.307 - 1.315      486          --        1.70 - 2.50        4.14 - 17.83

Van Kampen LIT Enterprise                    2007     10 1.487 - 1.516       16        0.07        2.10 - 2.50        9.66 - 10.17
   Subaccount (Class II)                     2006    108 1.356 - 1.376      149        0.18        2.10 - 2.50         4.15 - 4.56
                                             2005    108 1.302 - 1.331      142        0.47        1.70 - 2.50         5.25 - 6.06
                                             2004    108 1.237 - 1.255      135        0.14        1.70 - 2.50         0.72 - 1.63
                                             2003    108 1.222 - 1.226      133          --        2.10 - 2.50         8.40 - 9.60

Van Kampen LIT Strategic Growth              2007     32 1.527 - 1.572       50        0.07        1.80 - 2.40       14.13 - 14.91
   Subaccount (Class I)                      2006     98 1.338 - 1.368      133          --        1.80 - 2.40         0.45 - 1.03
                                             2005    433 1.332 - 1.354      581        0.25        1.80 - 2.40         5.38 - 5.95
                                             2004    435 1.264 - 1.278      552          --        1.80 - 2.40         1.04 - 5.19
                                             2003    377 1.211 - 1.215      457          --        1.80 - 2.20        7.33 - 14.90

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Subaccount invests.

(3) These amounts represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range from minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                              ALGER AMERICAN LEVERAGED     AMERICAN FUNDS
                           AIM V.I.UTILITIES           ALLCAP               GLOBAL GROWTH
                               SUBACCOUNT            SUBACCOUNT               SUBACCOUNT
                               (SERIES I)             (CLASS S)               (CLASS 2)
                           -----------------  ------------------------  --------------------
                             2007     2006          2007     2006          2007       2006
                           -------  --------      -------  -------      ---------  ---------
Accumulation units
   beginning of year        33,158   37,122        70,128  112,611      2,085,561  2,319,939
Accumulation units issued
   and transferred from
   other funding options    22,561   32,734        75,334   14,317        156,913    210,077
Accumulation units
   redeemed and
   transferred to
   other funding options   (23,624) (36,698)      (42,983) (56,800)      (448,170)  (444,455)
                           -------  -------       -------  -------      ---------  ---------
Accumulation
   units end of year        32,095   33,158       102,479   70,128      1,794,304  2,085,561
                           =======  =======       =======  =======      =========  =========

                                                                      DREYFUS SOCIALLY RESPONSIBLE
                           CREDIT SUISSE TRUST  DREYFUS MIDCAP STOCK             GROWTH
                             GLOBAL SMALL CAP        SUBACCOUNT                SUBACCOUNT
                                SUBACCOUNT        (SERVICE SHARES)          (SERVICE SHARES)
                           -------------------  --------------------  ----------------------------
                              2007     2006         2007     2006              2007   2006
                             ------  -------      -------  --------           -----  ------
Accumulation units
   beginning of year          4,089   16,267      297,937   403,896           2,084   4,538
Accumulation units issued
   and transferred from
   other funding options         --    1,417        5,134     8,873              --      96
Accumulation units
   redeemed and
   transferred to
   other funding options     (2,924) (13,595)     (42,659) (114,832)           (160) (2,550)
                             ------  -------      -------  --------           -----  ------
Accumulation
   units end of year          1,165    4,089      260,412   297,937           1,924   2,084
                             ======  =======      =======  ========           =====  ======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                               AMERICAN FUNDS          AMERICAN FUNDS
                                GROWTH-INCOME              GROWTH          CREDIT SUISSE TRUST
                                 SUBACCOUNT              SUBACCOUNT          EMERGING MARKETS
                                 (CLASS 2)               (CLASS 2)              SUBACCOUNT
                           ----------------------  ----------------------  -------------------
                              2007        2006        2007        2006      2007 (a)    2006
                           ----------  ----------  ----------  ----------   --------  -------
Accumulation units
   beginning of year        5,433,184   6,499,961   5,955,769   6,869,640    74,726    77,720
Accumulation units issued
   and transferred from
   other funding options       76,883     412,966     103,405     480,560       309    19,869
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,186,147) (1,479,743) (1,493,235) (1,394,431)  (75,035)  (22,863)
                           ----------  ----------  ----------  ----------   -------   -------
Accumulation
   units end of year        4,323,920   5,433,184   4,565,939   5,955,769        --    74,726
                           ==========  ==========  ==========  ==========   =======   =======


                           DREYFUS VIF APPRECIATION  DREYFUS VIF DEVELOPING LEADERS  DWS VIT EQUITY 500 INDEX
                                  SUBACCOUNT                   SUBACCOUNT                   SUBACCOUNT
                               (INITIAL SHARES)              (INITIAL SHARES)               (CLASS 2)
                           ------------------------  ------------------------------  ------------------------
                                 2007     2006             2007        2006               2007      2006
                               -------  -------          -------     --------           --------  -------
Accumulation units
   beginning of year            69,658  130,860          312,103      425,796            500,043  461,997
Accumulation units issued
   and transferred from
   other funding options             3    4,110           24,787       18,321             15,238   74,454
Accumulation units
   redeemed and
   transferred to
   other funding options       (20,447) (65,312)         (74,349)    (132,014)          (114,393) (36,408)
                               -------  -------          -------     --------           --------  -------
Accumulation
   units end of year            49,214   69,658          262,541      312,103            400,888  500,043
                               =======  =======          =======     ========           ========  =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           DWS VIT RREEF REAL ESTATE
                                  SECURITIES          DWSI GLOBAL OPPORTUNITIES  DWSI CAPITAL GROWTH
                                  SUBACCOUNT                 SUBACCOUNT               SUBACCOUNT
                                   (CLASS B)                  (CLASS B)               (CLASS B)
                           -------------------------  -------------------------  -------------------
                                 2007     2006               2007     2006          2007      2006
                               -------  --------           -------  -------       --------  --------
Accumulation units
   beginning of year           213,468   304,193           108,403  156,248        503,815   395,742
Accumulation units issued
   and transferred from
   other funding options        16,080    32,957             1,438    2,624         59,237   208,237
Accumulation units
   redeemed and
   transferred to
   other funding options       (91,752) (123,682)          (10,128) (50,469)      (136,643) (100,164)
                               -------  --------           -------  -------       --------  --------
Accumulation
   units end of year           137,796   213,468            99,713  108,403        426,409   503,815
                               =======  ========           =======  =======       ========  ========

                           DWSI INTERNATIONAL  DWSII STRATEGIC INCOME   DWSII BLUE CHIP
                               SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                               (CLASS B)             (CLASS B)             (CLASS B)
                           ------------------  ----------------------  -----------------
                              2007     2006         2007     2006        2007     2006
                            -------  -------      -------  -------     -------  --------
Accumulation units
   beginning of year        196,873  254,907      141,164  210,728     223,679   416,228
Accumulation units issued
   and transferred from
   other funding options      3,399   35,563        1,915   15,198       2,338    13,757
Accumulation units
   redeemed and
   transferred to
   other funding options    (31,017) (93,597)     (38,846) (84,762)    (48,053) (206,306)
                            -------  -------      -------  -------     -------  --------
Accumulation
   units end of year        169,255  196,873      104,233  141,164     177,964   223,679
                            =======  =======      =======  =======     =======  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                           DWSI GROWTH & INCOME  DWSI HEALTH CARE    DWSII BALANCED
                                SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                (CLASS B)           (CLASS B)          (CLASS B)
                           --------------------  ----------------  -----------------
                               2007     2006      2007     2006      2007     2006
                             -------  -------    ------  --------  -------  --------
Accumulation units
   beginning of year         137,379  147,126    96,121   191,158  127,141   304,567
Accumulation units issued
   and transferred from
   other funding options         800      542       479     5,484    1,024       819
Accumulation units
   redeemed and
   transferred to
   other funding options     (11,459) (10,289)   (9,510) (100,521) (41,697) (178,245)
                             -------  -------    ------  --------  -------  --------
Accumulation
   units end of year         126,720  137,379    87,090    96,121   86,468   127,141
                             =======  =======    ======  ========  =======  ========

                           DWSII CONSERVATIVE ALLOCATION  DWSII CORE FIXED INCOME  DWSII DAVIS VENTURE VALUE
                                     SUBACCOUNT                  SUBACCOUNT               SUBACCOUNT
                                     (CLASS B)                   (CLASS B)                 (CLASS B)
                           -----------------------------  -----------------------  -------------------------
                                   2007      2006              2007     2006             2007      2006
                                 --------  --------          -------  --------         --------  --------
Accumulation units
   beginning of year              178,792   265,610          675,807   731,357          501,613   941,857
Accumulation units issued
   and transferred from
   other funding options          105,469    45,679           40,687    63,650           46,761    23,014
Accumulation units
   redeemed and
   transferred to
   other funding options         (137,281) (132,497)         (87,689) (119,200)        (167,989) (463,258)
                                 --------  --------          -------  --------         --------  --------
Accumulation
   units end of year              146,980   178,792          628,805   675,807          380,385   501,613
                                 ========  ========          =======  ========         ========  ========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           DWSII DREMAN HIGH RETURN   DWSII DREMAN SMALL
                                    EQUITY              MID CAP VALUE     DWSII GLOBAL THEMATIC
                                  SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                   (CLASS B)              (CLASS B)             (CLASS B)
                           ------------------------  -------------------  ---------------------
                                2007      2006         2007       2006        2007     2006
                              --------  --------     --------   --------    -------  --------
Accumulation units
   beginning of year           916,976   898,259      431,950    616,611    115,689   208,061
Accumulation units issued
   and transferred from
   other funding options        44,228   278,481        1,827     12,517      1,349   102,414
Accumulation units
   redeemed and
   transferred to
   other funding options      (212,734) (259,764)    (195,379)  (197,178)   (52,013) (194,786)
                              --------  --------     --------   --------    -------  --------
Accumulation
   units end of year           748,470   916,976      238,398    431,950     65,025   115,689
                              ========  ========     ========   ========    =======  ========

                           DWSII INTERNATIONAL SELECT
                                     EQUITY            DWSII JANUS GROWTH & INCOME   DWSII LARGE CAP VALUE
                                   SUBACCOUNT                  SUBACCOUNT                 SUBACCOUNT
                                    (CLASS B)                   (CLASS B)                  (CLASS B)
                           --------------------------  ---------------------------  ---------------------
                                 2007      2006               2007     2006             2007      2006
                               --------  -------            -------  --------         --------  -------
Accumulation units
   beginning of year            190,566  200,877            159,276   284,326          363,758  426,052
Accumulation units issued
   and transferred from
   other funding options         72,512   50,481              2,462    13,487              920   17,411
Accumulation units
   redeemed and
   transferred to
   other funding options       (112,857) (60,792)            (6,914) (138,537)        (141,566) (79,705)
                               --------  -------            -------  --------         --------  -------
Accumulation
   units end of year            150,221  190,566            154,824   159,276          223,112  363,758
                               ========  =======            =======  ========         ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                           DWSII GOVERNMENT & AGENCY
                                   SECURITIES         DWSII GROWTH ALLOCATION  DWSII HIGH INCOME
                                   SUBACCOUNT                SUBACCOUNT            SUBACCOUNT
                                   (CLASS B)                 (CLASS B)              (CLASS B)
                           -------------------------  -----------------------  ------------------
                                 2007     2006             2007     2006         2007      2006
                               -------  -------          -------  --------     --------  --------
Accumulation units
   beginning of year           319,751  409,089          173,167   276,739      591,888   785,622
Accumulation units issued
   and transferred from
   other funding options         3,826    9,605               13     4,211       30,077   303,735
Accumulation units
   redeemed and
   transferred to
   other funding options       (37,655) (98,943)         (82,781) (107,783)    (302,476) (497,469)
                               -------  -------          -------  --------     --------  --------
Accumulation
   units end of year           285,922  319,751           90,399   173,167      319,489   591,888
                               =======  =======          =======  ========     ========  ========

                           DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION    DWSII MONEY MARKET
                                 SUBACCOUNT              SUBACCOUNT               SUBACCOUNT
                                 (CLASS B)               (CLASS B)                (CLASS B)
                           --------------------  -------------------------  ----------------------
                               2007    2006             2007     2006          2007        2006
                              ------  ------          -------  -------      ----------  ----------
Accumulation units
   beginning of year           9,318  10,995          444,044  460,824      11,605,961  12,261,474
Accumulation units issued
   and transferred from
   other funding options          --     399           38,955    5,891         411,593     997,664
Accumulation units
   redeemed and
   transferred to
   other funding options      (6,889) (2,076)          (6,823) (22,671)       (332,868) (1,653,177)
                              ------  ------          -------  -------      ----------  ----------
Accumulation
   units end of year           2,429   9,318          476,176  444,044      11,684,686  11,605,961
                              ======  ======          =======  =======      ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           DWSII SMALL CAP GROWTH  DWSII TECHNOLOGY  DWSII TURNER MID CAP GROWTH
                                 SUBACCOUNT           SUBACCOUNT             SUBACCOUNT
                                 (CLASS B)             (CLASS B)              (CLASS B)
                           ----------------------  ----------------  ---------------------------
                                2007      2006      2007      2006         2007         2006
                              -------   -------    -------  -------      --------    --------
Accumulation units
   beginning of year          140,177   184,441    210,299  176,912       174,774     288,262
Accumulation units issued
   and transferred from
   other funding options        3,972     6,540     73,377   38,461        80,200      17,139
Accumulation units
   redeemed and
   transferred to
   other funding options      (29,450)  (50,804)   (83,443)  (5,074)     (157,179)   (130,627)
                              -------   -------    -------  -------      --------    --------
Accumulation
   units end of year          114,699   140,177    200,233  210,299        97,795     174,774
                              =======   =======    =======  =======      ========    ========

                                                 FTVIPT FRANKLIN INCOME  FTVIPT FRANKLIN SMALL-MID CAP
                           FIDELITY VIP MID CAP        SECURITIES             GROWTH SECURITIES
                                SUBACCOUNT             SUBACCOUNT                  SUBACCOUNT
                            (SERVICE CLASS 2)           (CLASS 2)                  (CLASS 2)
                           --------------------  ----------------------  -----------------------------
                             2007        2006      2007          2006          2007         2006
                           --------    --------  --------       -------      --------     --------
Accumulation units
   beginning of year        776,376     994,481   216,892       235,137       359,718      751,102
Accumulation units issued
   and transferred from
   other funding options     60,985     199,304     3,526        11,733        29,480       51,854
Accumulation units
   redeemed and
   transferred to
   other funding options   (255,734)   (417,409) (120,747)      (29,978)     (165,524)    (443,238)
                           --------    --------  --------       -------      --------     --------
Accumulation
   units end of year        581,627     776,376    99,671       216,892       223,674      359,718
                           ========    ========  ========       =======      ========     ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                                                                             FIDELITY VIP DYNAMIC CAPITAL
                           FIDELITY VIP CONTRAFUND  FIDELITY VIP CONTRAFUND          APPRECIATION
                                 SUBACCOUNT               SUBACCOUNT                  SUBACCOUNT
                              (SERVICE CLASS 2)         (SERVICE CLASS)            (SERVICE CLASS 2)
                           -----------------------  -----------------------  ----------------------------
                               2007       2006          2007        2006            2007      2006
                             --------   --------      --------    --------         ------   --------
Accumulation units
   beginning of year          674,670    755,015       357,376     391,154         37,712    129,181
Accumulation units issued
   and transferred from
   other funding options       84,009    109,711        15,357      75,604          5,648     23,750
Accumulation units
   redeemed and
   transferred to
   other funding options     (219,952)  (190,056)     (149,721)   (109,382)        (8,903)  (115,219)
                             --------   --------      --------    --------         ------   --------
Accumulation
   units end of year          538,727    674,670       223,012     357,376         34,457     37,712
                             ========   ========      ========    ========         ======   ========

                           FTVIPT TEMPLETON DEVELOPING  FTVIPT TEMPLETON FOREIGN
                               MARKETS SECURITIES             SECURITIES          JANUS ASPEN GLOBAL LIFE SCIENCES
                                    SUBACCOUNT                 SUBACCOUNT                     SUBACCOUNT
                                    (CLASS 2)                  (CLASS 2)                   (SERVICE SHARES)
                           ---------------------------  ------------------------  ------------------------ -------
                                  2007      2006             2007       2006             2007            2006
                                -------   --------         --------  ---------          ------         -------
Accumulation units
   beginning of year            479,379    583,066          970,461  1,328,480          17,286          41,927
Accumulation units issued
   and transferred from
   other funding options         13,781     82,281           37,966    136,029              --           2,933
Accumulation units
   redeemed and
   transferred to
   other funding options        (98,306)  (185,968)        (339,227)  (494,048)         (4,231)        (27,574)
                                -------   --------         --------  ---------          ------         -------
Accumulation
   units end of year            394,854    479,379          669,200    970,461          13,055          17,286
                                =======   ========         ========  =========          ======         =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           JANUS ASPEN GLOBAL TECHNOLOGY  JANUS ASPEN MID CAP GROWTH  JANUS ASPEN WORLDWIDE GROWTH
                                     SUBACCOUNT                   SUBACCOUNT                   SUBACCOUNT
                                  (SERVICE SHARES)             (SERVICE SHARES)             (SERVICE SHARES)
                           -----------------------------  --------------------------  ----------------------------
                                   2007      2006               2007      2006               2007      2006
                                  ------   -------            -------   -------            -------   -------
Accumulation units
   beginning of year              27,595    38,380             93,726   103,670             32,008    38,999
Accumulation units issued
   and transferred from
   other funding options           2,613     3,238              4,765        --                 --    10,795
Accumulation units
   redeemed and
   transferred to
   other funding options          (3,785)  (14,023)           (11,928)   (9,944)           (13,229)  (17,786)
                                  ------   -------            -------   -------            -------   -------
Accumulation
   units end of year              26,423    27,595             86,563    93,726             18,779    32,008
                                  ======   =======            =======   =======            =======   =======

                           LMPVET APPRECIATION
                                SUBACCOUNT           LMPVET CAPITAL       LMPVET DIVIDEND STRATEGY
                                (CLASS II)             SUBACCOUNT                SUBACCOUNT
                           -------------------  -----------------------   ------------------------
                             2007 (b)   2006       2007         2006           2007      2006
                             --------   ----    ----------   ----------      -------   -------
Accumulation units
   beginning of year               --     --     4,664,203    5,746,944       96,758   133,366
Accumulation units issued
   and transferred from
   other funding options      569,480     --        53,051       61,059           --    18,520
Accumulation units
   redeemed and
   transferred to
   other funding options     (146,689)    --    (1,618,711)  (1,143,800)     (51,777)  (55,128)
                             --------    ---    ----------   ----------      -------   -------
Accumulation
   units end of year          422,791     --     3,098,543    4,664,203       44,981    96,758
                             ========    ===    ==========   ==========      =======   =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                           LMPIS PREMIER SELECTIONS ALL  LMPVET AGGRESSIVE GROWTH  LMPVET APPRECIATION
                                    CAP GROWTH                  SUBACCOUNT             SUBACCOUNT
                                    SUBACCOUNT                  (CLASS I)               (CLASS I)
                           ----------------------------  ------------------------  --------------------
                                 2007 (a)   2006             2007        2006        2007       2006
                                 --------  ------         ---------   ---------    --------   --------
Accumulation units
   beginning of year               6,174    8,567         1,005,069   1,364,862     591,920    716,851
Accumulation units issued
   and transferred from
   other funding options              --    2,616           217,299      95,511     158,524         23
Accumulation units
   redeemed and
   transferred to
   other funding options          (6,174)  (5,009)         (283,500)   (455,304)   (267,780)  (124,954)
                                  -------  ------         ---------   ---------    --------   --------
Accumulation
   units end of year                  --    6,174           938,868   1,005,069     482,664    591,920
                                  =======  ======         =========   =========    ========   ========

                            LMPVET EQUITY INDEX   LMPVET FUNDAMENTAL VALUE
                                SUBACCOUNT               SUBACCOUNT         LMPVET GLOBAL EQUITY
                                (CLASS II)                (CLASS I)               SUBACCOUNT
                           --------------------   ------------------------  --------------------
                             2007        2006         2007       2006          2007      2006
                           --------   ---------     --------   --------      -------   -------
Accumulation units
   beginning of year        796,407   1,106,831      704,529    777,756      337,611   430,742
Accumulation units issued
   and transferred from
   other funding options      7,759      16,795      198,940     31,950           --     4,484
Accumulation units
   redeemed and
   transferred to
   other funding options   (172,423)   (327,219)    (194,422)  (105,177)     (36,018)  (97,615)
                           --------   ---------     --------   --------      -------   -------
Accumulation
   units end of year        631,743     796,407      709,047    704,529      301,593   337,611
                           ========   =========     ========   ========      =======   =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           LMPVET INVESTORS  LMPVET LARGE CAP GROWTH  LMPVET MID CAP CORE
                              SUBACCOUNT            SUBACCOUNT             SUBACCOUNT
                               (CLASS I)             (CLASS I)             (CLASS I)
                           ----------------  -----------------------  -------------------
                             2007     2006        2007      2006          2007     2006
                           -------  -------     --------  --------      -------  -------
Accumulation units
   beginning of year       193,306  211,528      222,329   390,900      263,477  184,042
Accumulation units issued
   and transferred from
   other funding options     5,197    2,025      106,588        --          241  103,941
Accumulation units
   redeemed and
   transferred to
   other funding options   (33,956) (20,247)    (104,101) (168,571)     (62,384) (24,506)
                           -------  -------     --------  --------      -------  -------
Accumulation
   units end of year       164,547  193,306      224,816   222,329      201,334  263,477
                           =======  =======     ========  ========      =======  =======

                           LMPVPII GROWTH AND INCOME  LMPVPV SMALL CAP GROWTH  LMPVPI LARGE CAP GROWTH
                                   SUBACCOUNT              OPPORTUNITIES             SUBACCOUNT
                                   (CLASS I)                 SUBACCOUNT               (CLASS I)
                           -------------------------  -----------------------  -----------------------
                               2007 (a)   2006           2007 (a)    2006         2007 (a)    2006
                               --------  -------         --------  -------        --------  -------
Accumulation units
   beginning of year            150,112  205,083          126,751   82,520         107,758  131,305
Accumulation units issued
   and transferred from
   other funding options          5,417   14,080               --   52,205             475    2,989
Accumulation units
   redeemed and
   transferred to
   other funding options       (155,529) (69,051)        (126,751)  (7,974)       (108,233) (26,536)
                               --------  -------         --------  -------        --------  -------
Accumulation
   units end of year                 --  150,112               --  126,751              --  107,758
                               ========  =======         ========  =======        ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                            LMPVET MULTIPLE DISCIPLINE  LMPVET SMALL CAP GROWTH    LMPVPI ALL CAP
                           SUBACCOUNT-LARGE CAP GROWTH         SUBACCOUNT            SUBACCOUNT
                                     AND VALUE                 (CLASS I)             (CLASS I)
                           ---------------------------  -----------------------  -----------------
                                2007 (c)    2006             2007     2006       2007 (a)    2006
                                --------  -------          -------  -------      --------  -------
Accumulation units
   beginning of year             632,083  716,714          298,509  336,377       197,086  227,000
Accumulation units issued
   and transferred from
   other funding options              --       --          124,173   18,585         2,750    5,621
Accumulation units
   redeemed and
   transferred to
   other funding options        (632,083) (84,631)         (94,688) (56,453)     (199,836) (35,535)
                                --------  -------          -------  -------      --------  -------
Accumulation
   units end of year                  --  632,083          327,994  298,509            --  197,086
                                ========  =======          =======  =======      ========  =======

                           LMPVPII AGGRESSIVE GROWTH  LMPVET CAPITAL AND INCOME
                                   SUBACCOUNT                 SUBACCOUNT         LMPVIT ADJUSTABLE RATE INCOME
                                    (CLASS I)                 (CLASS II)                   SUBACCOUNT
                           -------------------------  -------------------------  -----------------------------
                               2007 (a)    2006             2007      2006               2007     2006
                               --------  -------         ---------  ---------          -------  --------
Accumulation units
   beginning of year            198,297  222,673         2,506,746  2,987,359          347,995   567,786
Accumulation units issued
   and transferred from
   other funding options         16,484   22,666            60,186         --            1,278    26,342
Accumulation units
   redeemed and
   transferred to
   other funding options       (214,781) (47,042)         (232,293)  (480,613)         (72,246) (246,133)
                               --------  -------         ---------  ---------          -------  --------
Accumulation
   units end of year                 --  198,297         2,334,639  2,506,746          277,027   347,995
                               ========  =======         =========   ========          =======  ========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006


                           LMPVIT DIVERSIFIED STRATEGIC
                                      INCOME              LMPVIT HIGH INCOME    LMPVIT MONEY MARKET
                                    SUBACCOUNT                SUBACCOUNT             SUBACCOUNT
                           ----------------------------  --------------------  ---------------------
                                   2007     2006            2007       2006       2007       2006
                                 -------  -------        ---------  ---------  ---------  ----------
Accumulation units
   beginning of year             321,998  378,508        1,265,505  1,375,434  1,191,496   1,595,621
Accumulation units issued
   and transferred from
   other funding options              --       --           60,826     17,918    754,624   1,082,020
Accumulation units
   redeemed and
   transferred to
   other funding options         (71,277) (56,510)        (510,318)  (127,847)  (377,050) (1,486,145)
                                 -------  -------        ---------  ---------  ---------  ----------
Accumulation
   units end of year             250,721  321,998          816,013  1,265,505  1,569,070   1,191,496
                                 =======  =======        =========  =========  =========  ==========

                                                       MIST BLACKROCK      MIST BLACKROCK
                           MIST BLACKROCK HIGH YIELD   LARGE-CAP CORE      LARGE-CAP CORE
                                   SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                   (CLASS A)             (CLASS E)           (CLASS A)
                           -------------------------  ---------------  ---------------------
                                 2007      2006        2007 (d)  2006   2007 (a)      2006
                               --------  -------      ---------  ----  ----------  ---------
Accumulation units
   beginning of year            605,546       --             --   --    1,865,338         --
Accumulation units issued
   and transferred from
   other funding options        241,117  640,885      1,770,531   --        6,871  2,158,204
Accumulation units
   redeemed and
   transferred to
   other funding options       (277,910) (35,339)      (371,624)  --   (1,872,209)  (292,866)
                               --------  -------      ---------   --   ----------  ---------
Accumulation
   units end of year            568,753  605,546      1,398,907   --           --  1,865,338
                               ========  =======      =========   ==   ==========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                                                                                     MIST BATTERYMARCH MID-CAP
                           LORD ABBETT GROWTH AND INCOME  LORD ABBETT MID-CAP VALUE            STOCK
                                    SUBACCOUNT                    SUBACCOUNT                SUBACCOUNT
                                    (CLASS VC)                    (CLASS VC)                 (CLASS A)
                           -----------------------------  -------------------------  -------------------------
                                2007 (a)      2006           2007 (a)      2006             2007     2006
                               ----------  ---------        ----------  ---------         -------  -------
Accumulation units
   beginning of year            1,109,856  1,409,630         2,747,513  3,205,201         155,991       --
Accumulation units issued
   and transferred from
   other funding options           10,759     75,285            18,728    200,792           5,070  175,645
Accumulation units
   redeemed and
   transferred to
   other funding options       (1,120,615)  (375,059)       (2,766,241)  (658,480)        (43,903) (19,654)
                               ----------  ---------        ----------  ---------         -------  -------
Accumulation
   units end of year                   --  1,109,856                --  2,747,513         117,158  155,991
                               ==========  =========        ==========  =========         =======  =======

                                                        MIST HARRIS OAKMARK
                           MIST DREMAN SMALL-CAP VALUE     INTERNATIONAL      MIST JANUS FORTY
                                   SUBACCOUNT               SUBACCOUNT           SUBACCOUNT
                                    (CLASS A)                (CLASS A)           (CLASS A)
                           ---------------------------  -------------------  -----------------
                                  2007    2006             2007      2006      2007      2006
                                 ------  ------          --------  -------   --------  -------
Accumulation units
   beginning of year             13,637      --           404,330       --    528,375       --
Accumulation units issued
   and transferred from
   other funding options         17,101  13,637            72,480  474,476     10,369  579,049
Accumulation units
   redeemed and
   transferred to
   other funding options             (9)     --          (121,687) (70,146)  (192,835) (50,674)
                                 ------  ------          --------  -------   --------  -------
Accumulation
   units end of year             30,729  13,637           355,123  404,330    345,909  528,375
                                 ======  ======          ========  =======   ========  =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR  THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                MIST LEGG MASON PARTNERS  MIST LORD ABBETT BOND
                           MIST LAZARD MID-CAP       MANAGED ASSETS             DEBENTURE
                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                (CLASS B)              (CLASS A)                (CLASS A)
                           -------------------  ------------------------  ---------------------
                           2007 (b)       2006   2007              2006     2007          2006
                           --------       ----  ------            ------  --------      -------
Accumulation units
   beginning of year           --          --   44,616                --   442,538           --
Accumulation units issued
   and transferred from
   other funding options    6,375          --      182            47,376    12,702      495,217
Accumulation units
   redeemed and
   transferred to
   other funding options       (7)         --     (813)           (2,760) (177,957)     (52,679)
                            -----         ---   ------            ------  --------      -------
Accumulation
   units end of year        6,368          --   43,985            44,616   277,283      442,538
                            =====         ===   ======            ======  ========      =======

                           MIST MFS EMERGING  MIST MFS RESEARCH
                             MARKETS EQUITY     INTERNATIONAL     MIST MFS VALUE
                               SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                               (CLASS A)          (CLASS B)          (CLASS A)
                           -----------------  -----------------  -----------------
                           2007 (d)     2006  2007 (d)     2006     2007    2006
                           --------     ----  --------     ----  --------  -------
Accumulation units
   beginning of year            --       --        --       --    256,379       --
Accumulation units issued
   and transferred from
   other funding options   111,747       --    98,436       --    105,136  315,593
Accumulation units
   redeemed and
   transferred to
   other funding options   (35,922)      --    (7,531)      --   (167,672) (59,214)
                           -------      ---    ------      ---   --------  -------
Accumulation
   units end of year        75,825       --    90,905       --    193,843  256,379
                           =======      ===    ======      ===   ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                           MIST LORD ABBETT GROWTH AND  MIST LORD ABBETT MID-CAP  MIST MET/AIM CAPITAL
                                      INCOME                      VALUE               APPRECIATION
                                    SUBACCOUNT                 SUBACCOUNT              SUBACCOUNT
                                    (CLASS B)                   (CLASS B)              (CLASS A)
                           ---------------------------  ------------------------  --------------------
                              2007             2006      2007 (d)          2006     2007         2006
                           ----------       ----------  ---------         ------  --------     -------
Accumulation units
   beginning of year        3,771,256               --     44,351             --   271,576          --
Accumulation units issued
   and transferred from
   other funding options    1,650,536        4,784,461  4,327,217         45,508     9,146     277,248
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,225,631)      (1,013,205)  (882,793)        (1,157) (128,601)     (5,672)
                           ----------       ----------  ---------         ------  --------     -------
Accumulation
   units end of year        4,196,161        3,771,256  3,488,775         44,351   152,121     271,576
                           ==========       ==========  =========         ======  ========     =======

                              MIST NEUBERGER            MIST PIMCO
                            BERMAN REAL ESTATE   INFLATION PROTECTED BOND  MIST PIONEER FUND
                                SUBACCOUNT              SUBACCOUNT            SUBACCOUNT
                                 (CLASS A)               (CLASS A)             (CLASS A)
                           --------------------  ------------------------  -----------------
                             2007        2006     2007 (b)           2006   2007      2006
                           ---------  ---------  ---------           ----  -------   -------
Accumulation units
   beginning of year       1,180,525         --         --            --   186,405        --
Accumulation units issued
   and transferred from
   other funding options      62,967  1,419,438  1,567,071            --     6,579   190,553
Accumulation units
   redeemed and
   transferred to
   other funding options    (327,369)  (238,913)  (210,756)           --   (18,546)   (4,148)
                           ---------  ---------  ---------           ---   -------   -------
Accumulation
   units end of year         916,123  1,180,525  1,356,315            --   174,438   186,405
                           =========  =========  =========           ===   =======   =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                                       MIST THIRD
                             MIST PIONEER       MIST PIONEER        AVENUE SMALL CAP
                            MID-CAP VALUE     STRATEGIC INCOME            VALUE
                              SUBACCOUNT         SUBACCOUNT            SUBACCOUNT
                              (CLASS A)           (CLASS A)             (CLASS B)
                           ---------------  --------------------  --------------------
                           2007 (a)   2006    2007       2006        2007       2006
                           --------  -----  --------  ----------  ---------  ---------
Accumulation units
   beginning of year         6,375      --   557,962          --  1,379,656         --
Accumulation units issued
   and transferred from
   other funding options        --   6,375   275,526   5,669,362  1,249,103  1,620,233
Accumulation units
   redeemed and
   transferred to
   other funding options    (6,375)     --  (311,084) (5,111,400)  (911,814)  (240,577)
                            -------  -----  --------  ----------  ---------  ---------
Accumulation
   units end of year            --   6,375   522,404     557,962  1,716,945  1,379,656
                            =======  =====  ========  ==========  =========  =========

                                                   MSF CAPITAL
                               MSF BLACKROCK      GUARDIAN U.S.
                               MONEY MARKET           EQUITY       MSF FI LARGE CAP
                                SUBACCOUNT          SUBACCOUNT        SUBACCOUNT
                                 (CLASS A)          (CLASS A)         (CLASS A)
                           --------------------  ---------------  -----------------
                              2007       2006      2007    2006     2007      2006
                           ----------  --------  -------  ------  --------  -------
Accumulation units
   beginning of year          275,416        --   41,090      --   422,181       --
Accumulation units issued
   and transferred from
   other funding options    2,075,243   922,772       --  41,092     6,164  439,710
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,789,215) (647,356) (39,302)     (2) (125,128) (17,529)
                           ----------  --------  -------  ------  --------  -------
Accumulation
   units end of year          561,444   275,416    1,788  41,090   303,217  422,181
                           ==========  ========  =======  ======  ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

                             MSF BLACKROCK
                              AGGRESSIVE        MSF BLACKROCK      MSF BLACKROCK
                                GROWTH           BOND INCOME        BOND INCOME
                              SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                               (CLASS D)          (CLASS A)          (CLASS E)
                           ----------------  ------------------  -----------------
                             2007     2006     2007      2006      2007     2006
                           -------  -------  --------  --------  -------  --------
Accumulation units
   beginning of year       384,242       --   829,950        --  526,471        --
Accumulation units issued
   and transferred from
   other funding options     5,580  425,397    49,946   942,099       --   674,845
Accumulation units
   redeemed and
   transferred to
   other funding options   (17,025) (41,155) (189,560) (112,149) (94,368) (148,374)
                           -------  -------  --------  --------  -------  --------
Accumulation
   units end of year       372,797  384,242   690,336   829,950  432,103   526,471
                           =======  =======  ========  ========  =======  ========

                                                  MSF METLIFE       MSF METLIFE
                                   MSF             AGGRESSIVE      CONSERVATIVE
                             FI VALUE LEADERS      ALLOCATION       ALLOCATION
                                SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                 (CLASS D)         (CLASS B)         (CLASS B)
                           -------------------  ---------------  ----------------
                             2007       2006      2007    2006     2007     2006
                           --------  ---------  -------  ------  -------  -------
Accumulation units
   beginning of year        901,956         --   43,001      --  102,260       --
Accumulation units issued
   and transferred from
   other funding options     51,121  1,063,125   73,742  43,678   86,615  102,290
Accumulation units
   redeemed and
   transferred to
   other funding options   (295,354)  (161,169) (24,707)   (677) (36,362)     (30)
                           --------  ---------  -------  ------  -------  -------
Accumulation
   units end of year        657,723    901,956   92,036  43,001  152,513  102,260
                           ========  =========  =======  ======  =======  =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               MSF METLIFE            MSF METLIFE          MSF METLIFE
                             CONSERVATIVE TO            MODERATE            MODERATE TO
                           MODERATE ALLOCATION        ALLOCATION      AGGRESSIVE ALLOCATION
                               SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                               (CLASS B)               (CLASS B)            (CLASS B)
                           -------------------  --------------------  ---------------------
                             2007       2006       2007       2006       2007      2006
                           --------  ---------  ---------  ---------  ---------  ----------
Accumulation units
   beginning of year        172,933        --    370,033         --         --          --
Accumulation units issued
   and transferred from
   other funding options         --   181,605    157,029    399,407     15,778      15,267
Accumulation units
   redeemed and
   transferred to
   other funding options    (36,397)   (8,672)   (54,370)   (29,374)       (28)    (15,267)
                            -------   -------    -------    -------     ------     -------
Accumulation
   units end of year        136,536   172,933    472,692    370,033     15,750          --
                            =======   =======    =======    =======     ======     =======

                              MSF T. ROWE         MSF WESTERN         MSF WESTERN
                            PRICE LARGE CAP    ASSET MANAGEMENT     ASSET MANAGEMENT
                                GROWTH          HIGH YIELD BOND      U.S. GOVERNMENT
                              SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                               (CLASS B)           (CLASS A)           (CLASS A)
                           ----------------  ---------------------  ----------------
                             2007     2006    2007 (a)      2006     2007     2006
                           -------  -------  ----------  ---------  -------  -------
Accumulation units
   beginning of year       227,503       --    269,735         --   173,797       --
Accumulation units issued
   and transferred from
   other funding options    54,845  240,867      4,877    380,717    25,438  192,471
Accumulation units
   redeemed and
   transferred to
   other funding options   (63,279) (13,364)  (274,612)  (110,982)  (80,175) (18,674)
                           -------  -------    -------    -------   -------  -------
Accumulation
   units end of year       219,069  227,503         --    269,735   119,060  173,797
                           =======  =======    =======    =======   =======  =======

(a) For the period January 1, 2007 to April 27, 2007.

(b) For the period November 12, 2007 to December 31, 2007.

(c) For the period January 1, 2007 to November 9, 2007.

(d) For the period April 30, 2007 to December 31, 2007.


                                 MSF MFS              MSF MFS            MSF OPPENHEIMER
                              TOTAL RETURN         TOTAL RETURN           GLOBAL EQUITY
                               SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                                (CLASS B)            (CLASS F)              (CLASS B)
                           ------------------  ---------------------  ----------------------
                             2007      2006       2007        2006       2007        2006
                           ---------  -------  ----------  ---------  ----------  ----------
Accumulation units
   beginning of year        263,824        --   4,239,550         --   3,829,684          --
Accumulation units issued
   and transferred from
   other funding options      1,832   292,758      60,937  4,818,102      68,690   4,793,089
Accumulation units
   redeemed and
   transferred to
   other funding options    (76,079)  (28,934)   (809,251)  (578,552) (1,258,169)   (963,405)
                            -------   -------   ---------  ---------   ---------   ---------
Accumulation
   units end of year        189,577   263,824   3,491,236  4,239,550   2,640,205   3,829,684
                            =======   =======   =========  =========   =========   =========

                                 PIMCO VIT                PIMCO VIT             PUTNAM VT
                                REAL RETURN             TOTAL RETURN       INTERNATIONAL EQUITY
                                SUBACCOUNT               SUBACCOUNT             SUBACCOUNT
                           (ADMINISTRATIVE CLASS)  (ADMINISTRATIVE CLASS)       (CLASS IB)
                           ----------------------  ----------------------  --------------------
                             2007 (a)     2006        2007        2006      2007 (a)     2006
                           ----------  ----------  ----------  ----------  ---------  ---------
Accumulation units
   beginning of year        1,404,637   1,774,050   3,873,505   5,098,825    147,419   122,792
Accumulation units issued
   and transferred from
   other funding options       11,224     107,751     394,427     191,384         --    40,736
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,415,861)   (477,164) (1,122,011) (1,416,704)  (147,419)  (16,109)
                            ---------   ---------   ---------   ---------    -------   -------
Accumulation
   units end of year               --   1,404,637   3,145,921   3,873,505         --   147,419
                            =========   =========   =========   =========    =======   =======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               PUTNAM VT         VAN KAMPEN LIT      VAN KAMPEN LIT
                            SMALL CAP VALUE         COMSTOCK           ENTERPRISE
                               SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                               (CLASS IB)          (CLASS II)          (CLASS II)
                           -----------------  --------------------  ----------------
                           2007 (a)    2006      2007       2006      2007     2006
                           --------  -------  ---------  ---------  -------  -------
Accumulation units
   beginning of year        484,521  519,826  2,087,617  2,508,542  108,363  108,363
Accumulation units issued
   and transferred from
   other funding options     13,326   42,483     54,426    112,739       --       --
Accumulation units
   redeemed and
   transferred to
   other funding options   (497,847) (77,788)  (674,130)  (533,664) (98,075)      --
                           --------  -------  ---------  ---------  -------  -------
Accumulation
   units end of year             --  484,521  1,467,913  2,087,617   10,288  108,363
                           ========  =======  =========  =========  =======  =======

                             VAN KAMPEN LIT
                            STRATEGIC GROWTH
                               SUBACCOUNT
                               (CLASS I)
                           -----------------
                            2007      2006
                           -------  --------
Accumulation units
   beginning of year        98,106   433,020
Accumulation units issued
   and transferred from
   other funding options        --     5,240
Accumulation units
   redeemed and
   transferred to
   other funding options   (66,299) (340,154)
                           -------  --------
Accumulation
   units end of year        31,807    98,106
                           =======  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period November 12, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period April 30, 2007 to December 31, 2007.

7. SUBSEQUENT EVENT

The Company anticipates merging the Separate Account with and into MetLife of CT Separate Account Eleven for Variable Annuities, which is another separate account of the Company, during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contracts.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

     We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As discussed in Note 1, the Company changed its method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007.

     As discussed in Note 20, the accompanying 2007 consolidated financial statements have been restated.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 26, 2008
(May 14, 2008, as to Note 20 and October 29, 2008, as to Note 21)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2007 AND 2006

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                    2007         2006
                                                               -------------   --------
                                                               (AS RESTATED,
                                                                SEE NOTE 20)
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $46,264 and $48,406,
     respectively)...........................................     $ 45,671     $ 47,846
  Equity securities available-for-sale, at estimated fair
     value (cost: $992 and $777, respectively)...............          952          795
  Mortgage and consumer loans................................        4,404        3,595
  Policy loans...............................................          913          918
  Real estate and real estate joint ventures held-for-
     investment..............................................          541          173
  Real estate held-for-sale..................................           --            7
  Other limited partnership interests........................        1,130        1,082
  Short-term investments.....................................        1,335          777
  Other invested assets......................................        1,445        1,241
                                                                  --------     --------
     Total investments.......................................       56,391       56,434
Cash and cash equivalents....................................        1,774          649
Accrued investment income....................................          637          597
Premiums and other receivables...............................        8,320        8,410
Deferred policy acquisition costs and value of business
  acquired...................................................        4,948        5,111
Current income tax recoverable...............................           72           94
Deferred income tax assets...................................          846        1,007
Goodwill.....................................................          953          953
Other assets.................................................          753          765
Separate account assets......................................       53,867       50,067
                                                                  --------     --------
     Total assets............................................     $128,561     $124,087
                                                                  ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Future policy benefits.....................................     $ 19,576     $ 19,654
  Policyholder account balances..............................       33,815       35,099
  Other policyholder funds...................................        1,777        1,513
  Long-term debt -- affiliated...............................          635          435
  Payables for collateral under securities loaned and other
     transactions............................................       10,471        9,155
  Other liabilities..........................................        1,072          749
  Separate account liabilities...............................       53,867       50,067
                                                                  --------     --------
     Total liabilities.......................................      121,213      116,672
                                                                  --------     --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 12)
STOCKHOLDERS' EQUITY:
Common stock, par value $2.50 per share; 40,000,000 shares
  authorized; 34,595,317 shares issued and outstanding at
  December 31, 2007 and 2006.................................           86           86
Additional paid-in capital...................................        6,719        7,123
Retained earnings............................................          892          520
Accumulated other comprehensive income (loss)................         (349)        (314)
                                                                  --------     --------
     Total stockholders' equity..............................        7,348        7,415
                                                                  --------     --------
     Total liabilities and stockholders' equity..............     $128,561     $124,087
                                                                  ========     ========




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                              2007        2006     2005
                                                         -------------   ------   ------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
REVENUES
Premiums...............................................      $  353      $  308   $  281
Universal life and investment-type product policy
  fees.................................................       1,411       1,268      862
Net investment income..................................       2,893       2,839    1,438
Other revenues.........................................         251         212      132
Net investment gains (losses)..........................        (142)       (521)    (198)
                                                             ------      ------   ------
       Total revenues..................................       4,766       4,106    2,515
                                                             ------      ------   ------
EXPENSES
Policyholder benefits and claims.......................         978         792      570
Interest credited to policyholder account balances.....       1,299       1,316      720
Other expenses.........................................       1,446       1,173      678
                                                             ------      ------   ------
       Total expenses..................................       3,723       3,281    1,968
                                                             ------      ------   ------
Income from continuing operations before provision for
  income tax...........................................       1,043         825      547
Provision for income tax...............................         303         228      156
                                                             ------      ------   ------
Income from continuing operations......................         740         597      391
Income from discontinued operations, net of income
  tax..................................................           4          --       --
                                                             ------      ------   ------
Net income.............................................      $  744      $  597   $  391
                                                             ======      ======   ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                  ACCUMULATED OTHER
                                                                             COMPREHENSIVE INCOME (LOSS)
                                                                            ----------------------------
                                                                                  NET          FOREIGN
                                                    ADDITIONAL                UNREALIZED       CURRENCY
                                           COMMON     PAID-IN    RETAINED     INVESTMENT     TRANSLATION
                                            STOCK     CAPITAL    EARNINGS   GAINS (LOSSES)   ADJUSTMENTS    TOTAL
                                           ------   ----------   --------   --------------   -----------   ------
Balance at January 1, 2005...............    $11      $  471       $ 190         $  30           $--       $  702
MetLife Insurance Company of
  Connecticut's common stock purchased by
  MetLife, Inc. (Notes 2 and 3)..........     75       6,709                                                6,784
Comprehensive income (loss):
  Net income.............................                            391                                      391
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (1)                        (1)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                         (445)                      (445)
     Foreign currency translation
       adjustments, net of income tax....                                                          2            2
                                                                                                           ------
     Other comprehensive income (loss)...                                                                    (444)
                                                                                                           ------
  Comprehensive income (loss)............                                                                     (53)
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2005.............     86       7,180         581          (416)            2        7,433
Revisions of purchase price pushed down
  to MetLife Insurance Company of
  Connecticut's net assets acquired (Note
  2).....................................                 40                                                   40
Dividend paid to MetLife, Inc. ..........               (259)       (658)                                    (917)
Capital contribution of intangible assets
  from MetLife, Inc., net of income tax
  (Notes 8 and 14).......................                162                                                  162
Comprehensive income:
  Net income.............................                            597                                      597
  Other comprehensive income:
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (5)                        (5)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          107                        107
     Foreign currency translation
       adjustments, net of income tax....                                                         (2)          (2)
                                                                                                           ------
     Other comprehensive income..........                                                                     100
                                                                                                           ------
  Comprehensive income...................                                                                     697
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2006.............     86       7,123         520          (314)           --        7,415
Cumulative effect of change in accounting
  principle, net of income tax (Note 1)..                            (86)                                     (86)
                                             ---      ------       -----         -----           ---       ------
Balance at January 1, 2007...............     86       7,123         434          (314)           --        7,329
Dividend paid to MetLife, Inc. ..........               (404)       (286)                                    (690)
Comprehensive income:
  Net income, (As Restated, See Note
     20).................................                            744                                      744
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (2)                        (2)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          (45)                       (45)
     Foreign currency translation
       adjustments, net of income tax,
       (As Restated, See Note 20)........                                                         12           12
                                                                                                           ------
     Other comprehensive income (loss),
       (As Restated, See Note 20)........                                                                     (35)
                                                                                                           ------
  Comprehensive income, (As Restated, See
     Note 20)............................                                                                     709
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2007, (As
  Restated, See Note 20).................    $86      $6,719       $ 892         $(361)          $12       $7,348
                                             ===      ======       =====         =====           ===       ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)


                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..........................................     $    744     $    597   $    391
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization expenses.........           26            6          4
     Amortization of premiums and accretion of
       discounts associated with investments, net...           11           74        112
     Losses from sales of investments and
       businesses, net..............................          145          521        198
     Gain from recapture of ceded reinsurance.......          (22)          --         --
     Undistributed equity earnings of real estate
       joint ventures and other limited partnership
       interests....................................         (121)         (83)       (19)
     Interest credited to policyholder account
       balances.....................................        1,299        1,316        720
     Universal life and investment-type product
       policy fees..................................       (1,411)      (1,268)      (862)
     Change in accrued investment income............          (35)           2        (68)
     Change in premiums and other receivables.......          360         (509)      (415)
     Change in deferred policy acquisition costs,
       net..........................................           61         (234)      (211)
     Change in insurance-related liabilities........           71          234        812
     Change in trading securities...................           --          (43)       103
     Change in income tax payable...................          308          156        298
     Change in other assets.........................          681          586        574
     Change in other liabilities....................          234         (351)      (876)
     Other, net.....................................           --           --          2
                                                         --------     --------   --------
Net cash provided by operating activities...........        2,351        1,004        763
                                                         --------     --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities......................       21,546       27,706     24,008
     Equity securities..............................          146          218        221
     Mortgage and consumer loans....................        1,208        1,034        748
     Real estate and real estate joint ventures.....          155          126         65
     Other limited partnership interests............          465          762        173
  Purchases of:
     Fixed maturity securities......................      (19,365)     (23,840)   (32,850)
     Equity securities..............................         (357)        (109)        --
     Mortgage and consumer loans....................       (2,030)      (2,092)      (500)
     Real estate and real estate joint ventures.....         (458)         (56)       (13)
     Other limited partnership interests............         (515)        (343)      (330)
  Net change in policy loans........................            5           (2)         3
  Net change in short-term investments..............         (558)         991        599
  Net change in other invested assets...............         (175)        (316)       233
  Other, net........................................           16            1          3
                                                         --------     --------   --------
Net cash provided by (used in) investing
  activities........................................     $     83     $  4,080   $ (7,640)
                                                         --------     --------   --------




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 -- (CONTINUED)

                                  (IN MILLIONS)

                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.......................................     $ 11,395     $  8,185   $ 11,230
     Withdrawals....................................      (13,563)     (11,637)   (12,369)
  Net change in payables for collateral under
     securities loaned and other transactions.......        1,316         (582)     7,675
  Net change in short-term debt -- affiliated.......           --           --        (26)
  Long-term debt issued -- affiliated...............          200           --        400
  Dividends on common stock.........................         (690)        (917)        --
  Financing element on certain derivative
     instruments....................................           33          (55)       (49)
  Contribution of MetLife Insurance Company of
     Connecticut from MetLife, Inc. ................           --           --        443
                                                         --------     --------   --------
Net cash (used in) provided by financing
  activities........................................       (1,309)      (5,006)     7,304
                                                         --------     --------   --------
Change in cash and cash equivalents.................        1,125           78        427
Cash and cash equivalents, beginning of year........          649          571        144
                                                         --------     --------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR..............     $  1,774     $    649   $    571
                                                         ========     ========   ========
Supplemental disclosures of cash flow information:
  Net cash paid (received) during the year for:
     Interest.......................................     $     33     $     31   $     18
                                                         ========     ========   ========
     Income tax.....................................     $     (6)    $     81   $     87
                                                         ========     ========   ========
  Non-cash transactions during the year:
     Net assets of MetLife Insurance Company of
       Connecticut acquired by MetLife, Inc. and
       contributed to MetLife Investors USA
       Insurance Company, net of cash received of
       $0, $0 and $443 million......................     $     --     $     --   $  6,341
                                                         ========     ========   ========
     Contribution of equity securities to MetLife
       Foundation...................................     $     12     $     --   $     --
                                                         ========     ========   ========
     Contribution of other intangible assets from
       MetLife, Inc., net of deferred income tax....     $     --     $    162   $     --
                                                         ========     ========   ========
     Contribution of goodwill from MetLife, Inc. ...     $     --     $     29   $     --
                                                         ========     ========   ========




--------

See Note 9 for disclosure regarding the receipt of $901 million under an affiliated reinsurance agreement during the year ended December 31, 2007, which is included in the change in premiums and other receivables in net cash provided by operating activities.

See Note 2 for further discussion of the net assets of MetLife Insurance Company of Connecticut acquired by MetLife, Inc. and contributed to MetLife Investors USA Insurance Company.

          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE 20)

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut, a Connecticut corporation incorporated in 1863, and its subsidiaries, including MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On December 7, 2007, MetLife Life and Annuity Company of Connecticut ("MLAC"), a former subsidiary, was merged with and into MetLife Insurance Company of Connecticut, its parent. The merger had no impact on the Company's consolidated financial statements.

     On October 11, 2006, MetLife transferred MLI-USA to MetLife Insurance Company of Connecticut. See Note 3.

     On July 1, 2005 (the "Acquisition Date"), MetLife Insurance Company of Connecticut became a wholly-owned subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 for further information on the Acquisition.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of
(i) MLI-USA and effective July 1, 2005, MetLife Insurance Company of Connecticut and its subsidiaries (See Notes 2 and 3); (ii) partnerships and joint ventures in which the Company has control; and (iii) variable interest entities ("VIEs") for which the Company is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or partnership's operations.

     During the second quarter of 2007, the nature of the Company's partnership interest in Greenwich Street Investments, LP ("Greenwich") changed such that Greenwich is no longer consolidated and is now accounted for under the equity method of accounting. During the second quarter of 2006, the Company's ownership interest in Tribeca Citigroup Investments, Ltd. ("Tribeca") declined to a position whereby Tribeca is no longer consolidated and is now accounted for under the equity method of accounting. As such, there was no minority interest liability at December 31, 2007. Minority interest related to Greenwich included in other liabilities was $43 million at December 31, 2006.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2007 presentation.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

          (i) the fair value of investments in the absence of quoted market values;

          (ii)   investment impairments;

          (iii)  the recognition of income on certain investments;

          (iv) the application of the consolidation rules to certain investments;

          (v)    the fair value of and accounting for derivatives;

          (vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (vii)  the measurement of goodwill and related impairment, if any;

          (viii) the liability for future policyholder benefits;

          (ix) accounting for income taxes and the valuation of deferred tax assets;

          (x)    accounting for reinsurance transactions; and

          (xi)   the liability for litigation and regulatory matters.

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. The application of purchase accounting requires the use of estimation techniques in determining the fair values of assets acquired and liabilities assumed -- the most significant of which relate to the aforementioned critical estimates. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage and consumer loans, policy loans, real estate, real estate joint ventures and other limited partnerships, short-term investments, and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded as part of net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are obtained from

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     broker-dealer survey values or internal estimates. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 4);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          Securities Lending. Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% of the fair value of the securities loaned. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage and Consumer Loans. Mortgage and consumer loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or the loan's market value if the loan is being sold. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. For its cost method investments, the Company follows an impairment analysis which is similar to the process followed for its fixed maturity and equity securities as described previously. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates fair value.

          Other Invested Assets. Other invested assets consist primarily of stand-alone derivatives with positive fair values.

          Estimates and Uncertainties. The Company's investments are exposed to three primary sources of risk: credit, interest rate and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the recognition of impairments, the recognition of income on certain investments, and the determination of fair values.

          The determination of the amount of allowances and impairments, as applicable, are described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g. loan-backed securities including mortgage-backed and asset-backed securities, certain investment transactions, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and
     (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

          Additionally, when the Company enters into certain real estate joint ventures and other limited partnerships for which the Company may be deemed to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of ARB No. 51, it may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

          The use of different methodologies and assumptions as to the determination of the fair value of investments, the timing and amount of impairments, the recognition of income, or consolidation of investments may have a material effect on the amounts presented within the consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. The determination of fair value, when quoted market values are not available, is based on valuation methodologies and assumptions deemed appropriate under the circumstances. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. Such assumptions include estimates of volatility, interest rates, foreign currency exchange rates, other financial indices and credit ratings. Essential to the analysis of the fair value is risk of counterparty default. The use of different assumptions may have a material effect on the estimated derivative fair value amounts, as well as the amount of reported net income.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the fair value of the derivative are generally reported in net investment gains (losses). The fluctuations in fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholders' equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at fair value in the consolidated financial statements and that their related changes in fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The net book value of property, equipment and leasehold improvements was less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $72 million and $52 million at December 31, 2007 and 2006, respectively. Accumulated amortization of capitalized software was $11 million and $3 million at December 31, 2007 and 2006, respectively. Related amortization expense was $11 million, $3 million and $1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issue expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums or gross profits, depending on the type of contract as described below.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The Company amortizes DAC and VOBA related to non-participating traditional contracts (term insurance and non-participating whole life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements", effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

  Goodwill

     Goodwill is the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, goodwill within Corporate & Other is allocated to reporting units within the Company's business segments. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values of the reporting units are determined using a market multiple or a discounted cash flow model. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for future policy benefit liabilities on non-participating traditional life insurance range from 3% to 8%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 4% to 11%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 4% to 7%.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 6%.

     Liabilities for unpaid claims and claim expenses for the Company's workers' compensation business are included in future policyholder benefits and are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, reduced for anticipated subrogation. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary guarantees relating to certain life policies as follows:

     - Annuity guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder.

     Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is also an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - For both GMWB and GMAB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     The fair values of the GMWB and GMAB riders are calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs and GMABs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits (at inception). The changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees. These riders may be more costly than expected in volatile or declining markets, causing an increase in liabilities for future policy benefits, negatively affecting net income.

     The Company issues both GMWBs and GMABs directly and assumes risk relating to GMWBs and GMABs issued by an affiliate through a financing agreement. Some of the risks associated with GMWBs and GMABs directly written and assumed were transferred to a different affiliate through another financing agreement and are included in premiums and other receivables.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to:
(i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1% to 13%, less expenses, mortality charges, and withdrawals; and (iii) fair value purchase accounting adjustments relating to the Acquisition.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims, and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care ("LTC") claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments. Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums related to workers' compensation contracts are recognized as revenue on a pro rata basis over the applicable contract term.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

  Other Revenues

     Other revenues include advisory fees, broker-dealer commissions and fees, and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Income Taxes

     MetLife Insurance Company of Connecticut files a consolidated U.S. federal income tax return with its includable subsidiaries in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Prior to the transfer of MLI-USA to MetLife Insurance Company of Connecticut, MLI-USA joined MetLife's includable subsidiaries in filing a federal income tax return. MLI-USA joined MetLife Insurance Company of Connecticut's includable subsidiaries as of October 11, 2006.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     In connection with the Acquisition, for U.S. federal income tax purposes, an election in 2005 under Internal Revenue Code Section 338 was made by the Company's parent, MetLife. As a result of this election, the tax basis in the acquired assets and liabilities was adjusted as of the Acquisition Date and the related deferred tax asset established for the taxable difference from the book basis.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

     (i) future taxable income exclusive of reversing temporary differences and carryforwards;

     (ii)  future reversals of existing taxable temporary differences;

     (iii) taxable income in prior carryback years; and

     (iv)  tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 11) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements", the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance for its life insurance products.

     For each of its reinsurance contracts, the Company determines if the contract provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the contract. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance contracts are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Amounts currently recoverable under reinsurance contracts are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance contracts with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance contract.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance contracts and are net of reinsurance ceded.

     If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Amounts received from reinsurers for policy administration are reported in other revenues.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses.

  Employee Benefit Plans

     Eligible employees, sales representatives and retirees of the Company are provided pension, postretirement and postemployment benefits under plans sponsored and administered by Metropolitan Life Insurance Company ("MLIC"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The functional currencies of foreign operations are the currencies in which these operations principally do business, typically local currencies, unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to legal actions and is involved in regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain matters, or the use of different assumptions in the determination of amounts recorded, could have a material adverse effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. See also Note 11.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards ("SFAS") No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants ("AICPA") issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed.

     The adoption of SOP 05-1 and the related TPAs resulted in a reduction to DAC and VOBA on January 1, 2007 and an acceleration of the amortization period relating primarily to the Company's group life and non-medical health insurance contracts that contain certain rate reset provisions. Prior to the adoption of SOP 05-1, DAC on such contracts was amortized over the expected renewable life of the contract. Upon adoption of SOP 05-1, DAC on such contracts is to be amortized over the rate reset period. The impact as of January 1, 2007 was a cumulative effect adjustment of $86 million, net of income tax of $46 million, which was recorded as a reduction to retained earnings.

  Derivative Financial Instruments

     The Company has adopted guidance relating to derivative financial instruments as follows:

     - Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging ("SFAS 133") and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

       (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

       (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

       (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

       (iv) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's consolidated financial statements.

     - Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


       through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives:
       Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's consolidated financial statements.

  Other

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's consolidated financial statements.

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. For all other limited partnerships, EITF 04-5 required adoption by January 1, 2006 through a cumulative effect of a change in accounting principle recorded in opening equity or applied retrospectively by adjusting prior period financial statements. The adoption of the provisions of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FASB Staff Position ("FSP") No. FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2").

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event outside the control of the transferor. The adoption of FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FSP Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Effective January 1, 2008, the Company adopted SFAS 157 and applied the provisions of the statement prospectively to assets and liabilities measured and disclosed at fair value. In addition to new disclosure requirements, the adoption of SFAS 157 changes the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as well as changing the valuation of embedded derivatives associated with annuity contracts. The change in valuation of embedded derivatives associated with annuity contracts results from the incorporation of risk margins and the Company's own credit standing in their valuation. As a result of the adoption of SFAS 157 on January 1, 2008, the Company expects such changes to result in a gain in the range of $30 million to $50 million, net of income tax, in the Company's consolidated statement of income.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option is generally applied on an instrument-by-instrument basis and is generally an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments. Accordingly, there was no impact on the Company's retained earnings or equity as of January 1, 2008.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     In June 2007, the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies ("SOP 07-1"). Upon adoption of SOP 07-1, the Company must also adopt the provisions of FASB Staff Position FSP No. FIN 46(r)-7, Application of FASB Interpretation No. 46 to Investment Companies ("FSP FIN 46(r)-7"), which permanently exempts investment companies from applying the provisions of FIN No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51, and its December 2003 revision ("FIN 46(r)") to investments carried at fair value. SOP 07-1 provides guidance for determining whether an entity falls within the scope of the AICPA Audit and Accounting Guide Investment Companies and whether investment company accounting should be retained by a parent company upon consolidation of an investment company subsidiary or by an equity method investor in an investment company. In certain circumstances, SOP 07-1 precludes retention of specialized accounting for investment companies (i.e., fair value accounting), when similar direct investments exist in the consolidated group and are measured on a basis inconsistent with that applied to investment companies. Additionally, SOP 07-1 precludes retention of specialized accounting for investment companies if the reporting entity does not distinguish through documented policies the nature and type of investments to be held in the investment companies from those made in the consolidated group where other accounting guidance is being applied. In February 2008, the FASB issued FSP No. SOP 7-1-1, Effective Date of AICPA Statement of Position 07-1, which delays indefinitely the effective date of SOP 07-1. The Company is closely monitoring further FASB developments.

     In May 2007, the FASB issued FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FIN No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. FSP 39-1 applies to fiscal years beginning after November 15, 2007. FSP 39-1 will be applied retrospectively, unless it is impracticable to do so. Upon adoption of FSP 39-1, the Company is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 will not have an impact on the Company's financial statements.

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160") which are effective for fiscal years beginning after December 15, 2008. Under SFAS 141(r) and SFAS 160:

     - All business combinations (whether full, partial, or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company is currently evaluating the impact of SFAS 141(r) on its accounting for future acquisitions and the impact of SFAS 160 on its consolidated financial statements.

  Other

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of FSP 140-3 on its consolidated financial statements.

     In January 2008, the FASB cleared SFAS 133 Implementation Issue E23, Clarification of the Application of the Shortcut Method ("Issue E23"). Issue E23 amends SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception, as long as the difference between the transaction price (zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities would not be precluded from assuming no ineffectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. Issue E23 is effective for hedging relationships designated on or after January 1, 2008. The Company does not expect the adoption of Issue E23 to have a material impact on its consolidated financial statements.

     In December 2007, the FASB ratified as final the consensus on EITF Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6"). EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. The consensus concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. EITF 07-6 applies prospectively to new arrangements entered into and assessments on existing transactions performed in fiscal years beginning after December 15, 2008. The Company does not expect the adoption of EITF 07-6 to have a material impact on its consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

2. ACQUISITION OF METLIFE INSURANCE COMPANY OF CONNECTICUT BY METLIFE, INC. FROM CITIGROUP INC.

     On the Acquisition Date, MetLife Insurance Company of Connecticut became a subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup's international insurance businesses, excluding Primerica, were acquired by MetLife from Citigroup for $12.1 billion. Prior to the Acquisition, MetLife Insurance Company of Connecticut was a subsidiary of Citigroup Insurance Holding Company ("CIHC"). Primerica was distributed via dividend from MetLife Insurance Company of Connecticut to CIHC on June 30, 2005 in contemplation of the Acquisition.

     The total consideration paid by MetLife for the purchase consisted of $11.0 billion in cash and 22,436,617 shares of MetLife's common stock with a market value of $1.0 billion to Citigroup and $100 million in other transaction costs.

     In accordance with FASB SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, the Acquisition was accounted for by MetLife using the purchase method of accounting, which requires that the assets and liabilities of MetLife Insurance Company of Connecticut be identified and measured at their fair value as of the acquisition date. As of July 1, 2005 the net fair value of assets acquired and liabilities assumed totaled $5.9 billion, resulting in goodwill of $885 million. Further information on goodwill is described in Note 7. See Note 6 for the VOBA acquired as part of the acquisition and Note 8 for the value of distribution agreements ("VODA") and the value of customer relationships acquired ("VOCRA").

3.  CONTRIBUTION OF METLIFE INSURANCE COMPANY OF CONNECTICUT FROM METLIFE, INC.

     On October 11, 2006, MetLife Insurance Company of Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a transfer agreement ("Transfer Agreement"), pursuant to which MetLife Insurance Company of Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Insurance Company of Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the then issued and outstanding shares of MetLife Insurance Company of Connecticut. MetLife Insurance Company of Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Insurance Company of Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     In connection with the Transfer Agreement on October 11, 2006, MLIG transferred to MetLife Insurance Company of Connecticut certain assets and liabilities, including goodwill, VOBA and deferred income tax liabilities, which remain outstanding from MetLife's acquisition of MLIG on October 30, 1997. The assets and liabilities have been included in the financial data of the Company for all periods presented.

     The transfer of MLI-USA to MetLife Insurance Company of Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Insurance Company of Connecticut. Accordingly, all financial data included in these financial statement periods prior to July 1, 2005 is that of MLI-USA. For periods subsequent to July 1, 2005, MetLife Insurance Company of Connecticut has been combined with MLI-USA in a manner similar to a pooling of interests.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The equity of MetLife Insurance Company of Connecticut has been adjusted to reflect the return of the MetLife Insurance Company of Connecticut common stock by MetLife in connection with the transfer of MLI-USA to MetLife Insurance Company of Connecticut as follows:

                                                                      ACCUMULATED
                                                                         OTHER
                                                                     COMPREHENSIVE
                                                                        INCOME
                                                                   ----------------
                                           ADDITIONAL               NET UNREALIZED
                                  COMMON     PAID-IN    RETAINED   INVESTMENT GAINS
                                   STOCK     CAPITAL    EARNINGS       (LOSSES)        TOTAL
                                  ------   ----------   --------   ----------------   ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife in the
  Acquisition on July 1, 2005...   $100      $6,684        $--            $--         $6,784
Return of MetLife Insurance
  Company of Connecticut's
  common stock from MetLife.....    (25)(1)      25         --             --             --
                                   ----      ------        ---            ---         ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife on July
  1, 2005, as adjusted..........   $ 75      $6,709        $--            $--         $6,784
                                   ====      ======        ===            ===         ======



--------

   (1) Represents the return of 10,000,000 shares of MetLife Insurance Company of Connecticut's common stock, at $2.50 par value, by MetLife to MetLife Insurance Company of Connecticut in anticipation of the transfer of MLI-USA to MetLife Insurance Company of Connecticut, for a total adjustment of $25 million.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

4.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturity and equity securities, the percentage that each sector represents by the total fixed maturity securities holdings and by the total equity securities holdings at:

                                                         DECEMBER 31, 2007
                                          ----------------------------------------------
                                                          GROSS
                                           COST OR      UNREALIZED
                                          AMORTIZED   -------------    ESTIMATED    % OF
                                             COST     GAIN    LOSS    FAIR VALUE   TOTAL
                                          ---------   ----   ------   ----------   -----
                                                           (IN MILLIONS)
  U.S. corporate securities.............   $17,174    $119   $  618     $16,675     36.5%
  Residential mortgage-backed
    securities..........................    11,914      98       80      11,932     26.1
  Foreign corporate securities..........     6,536      83      184       6,435     14.1
  U.S.Treasury/agency securities........     3,976     126       11       4,091      9.0
  Commercial mortgage-backed
    securities..........................     3,182      28       67       3,143      6.9
  Asset-backed securities...............     2,236       4      108       2,132      4.7
  Foreign government securities.........       635      55        2         688      1.5
  State and political subdivision
  securities..........................       611       4       40         575      1.2
                                           -------    ----   ------     -------    -----
    Total fixed maturity securities.....   $46,264    $517   $1,110     $45,671    100.0%
                                           =======    ====   ======     =======    =====
  Non-redeemable preferred stock........   $   777    $ 21   $   63     $   735     77.2%
  Common stock..........................       215       9        7         217     22.8
                                           -------    ----   ------     -------    -----
    Total equity securities.............   $   992    $ 30   $   70     $   952    100.0%
                                           =======    ====   ======     =======    =====




                                                         DECEMBER 31, 2006
                                           --------------------------------------------
                                                          GROSS
                                            COST OR     UNREALIZED
                                           AMORTIZED   -----------    ESTIMATED    % OF
                                              COST     GAIN   LOSS   FAIR VALUE   TOTAL
                                           ---------   ----   ----   ----------   -----
                                                           (IN MILLIONS)
  U.S. corporate securities..............   $17,331    $101   $424     $17,008     35.5%
  Residential mortgage-backed
    securities...........................    11,951      40     78      11,913     24.9
  Foreign corporate securities...........     5,563      64    128       5,499     11.5
  U.S.Treasury/agency securities.........     5,455       7    126       5,336     11.2
  Commercial mortgage-backed securities..     3,353      19     47       3,325      6.9
  Asset-backed securities................     3,158      14     10       3,162      6.6
  Foreign government securities..........       533      45      5         573      1.2
  State and political subdivision
    securities...........................     1,062       6     38       1,030      2.2
                                            -------    ----   ----     -------    -----
    Total fixed maturity securities......   $48,406    $296   $856     $47,846    100.0%
                                            =======    ====   ====     =======    =====
  Non-redeemable preferred stock.........   $   671    $ 22   $  9     $   684     86.0%
  Common stock...........................       106       6      1         111     14.0
                                            -------    ----   ----     -------    -----
    Total equity securities..............   $   777    $ 28   $ 10     $   795    100.0%
                                            =======    ====   ====     =======    =====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The Company held foreign currency derivatives with notional amounts of $911 million and $472 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2007 and 2006, respectively.

     The Company is not exposed to any significant concentrations of credit risk in its equity securities portfolio. The Company is exposed to concentrations of credit risk related to U.S. Treasury securities and obligations of U.S. government corporations and agencies. Additionally, at December 31, 2007 and 2006, the Company had exposure to fixed maturity securities backed by sub-prime mortgages with estimated fair values of $570 million and $819 million, respectively, and unrealized losses of $45 million and $2 million, respectively. These securities are classified within asset-backed securities in the immediately preceding tables. At December 31, 2007, 14% have been guaranteed by financial guarantors, of which 57% was guaranteed by financial guarantors who remained Aaa rated through February 2008. Overall, at December 31, 2007, $1.2 billion of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantors of which $537 million, $499 million and $195 million at December 31, 2007, are included within corporate securities, state and political subdivisions and asset-backed securities, respectively, and 84% were guaranteed by financial guarantors who remained Aaa rated through February 2008.

     The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $3.8 billion and $3.2 billion at December 31, 2007 and 2006, respectively. These securities had net unrealized gains (losses) of $(94) million and $51 million at December 31, 2007 and 2006, respectively. Non-income producing fixed maturity securities were $1 million and $6 million at December 31, 2007 and 2006, respectively. Net unrealized gains associated with non-income producing fixed maturity securities were less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                              DECEMBER 31,
                                            -----------------------------------------------
                                                     2007                     2006
                                            ----------------------   ----------------------
                                            AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                               COST     FAIR VALUE      COST     FAIR VALUE
                                            ---------   ----------   ---------   ----------
                                                             (IN MILLIONS)
  Due in one year or less.................   $ 1,172      $ 1,163     $ 1,620      $ 1,616
  Due after one year through five years...     8,070        8,035       9,843        9,733
  Due after five years through ten years..     7,950        7,858       7,331        7,226
  Due after ten years.....................    11,740       11,408      11,150       10,871
                                             -------      -------     -------      -------
    Subtotal..............................    28,932       28,464      29,944       29,446
  Mortgage-backed and asset-backed
    securities............................    17,332       17,207      18,462       18,400
                                             -------      -------     -------      -------
    Total fixed maturity securities.......   $46,264      $45,671     $48,406      $47,846
                                             =======      =======     =======      =======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Sales or disposals of fixed maturity and equity securities classified as available-for-sale are as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                 ---------------------------
                                                   2007      2006      2005
                                                 -------   -------   -------
                                                        (IN MILLIONS)
  Proceeds.......................................  $14,826   $23,901   $22,241
  Gross investment gains.........................  $   146   $    73   $    48
  Gross investment losses........................  $  (373)  $  (519)  $  (347)


  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                               DECEMBER 31, 2007
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 6,643          $316          $ 5,010          $302          $11,653         $  618
Residential mortgage-
  backed securities.....      2,374            52            1,160            28            3,534             80
Foreign corporate
  securities............      2,350            86            2,234            98            4,584            184
U.S. Treasury/agency
  securities............        307             2              343             9              650             11
Commercial mortgage-
  backed securities.....        417            26            1,114            41            1,531             67
Asset-backed
  securities............      1,401            91              332            17            1,733            108
Foreign government
  securities............         63             1               62             1              125              2
State and political
  subdivision
  securities............         84             9              387            31              471             40
                            -------          ----          -------          ----          -------         ------
  Total fixed maturity
     securities.........    $13,639          $583          $10,642          $527          $24,281         $1,110
                            =======          ====          =======          ====          =======         ======
Equity securities.......    $   386          $ 42          $   190          $ 28          $   576         $   70
                            =======          ====          =======          ====          =======         ======
Total number of
  securities in an
  unrealized loss
  position..............      2,011                          1,487
                            =======                        =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                               DECEMBER 31, 2006
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 4,895          $104          $ 7,543          $320          $12,438          $424
Residential mortgage-
  backed securities.....      4,113            20            3,381            58            7,494            78
Foreign corporate
  securities............      1,381            29            2,547            99            3,928           128
U.S. Treasury/agency
  securities............      2,995            48            1,005            78            4,000           126
Commercial mortgage-
  backed securities.....        852             6            1,394            41            2,246            47
Asset-backed
  securities............        965             3              327             7            1,292            10
Foreign government
  securities............         51             1               92             4              143             5
State and political
  subdivision
  securities............         29             2              414            36              443            38
                            -------          ----          -------          ----          -------          ----
  Total fixed maturity
     securities.........    $15,281          $213          $16,703          $643          $31,984          $856
                            =======          ====          =======          ====          =======          ====
Equity securities.......    $   149          $  3          $   188          $  7          $   337          $ 10
                            =======          ====          =======          ====          =======          ====
Total number of
  securities in an
  unrealized loss
  position..............      1,955                          2,318
                            =======                        =======



  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                         DECEMBER 31, 2007
                      ---------------------------------------------------------------------------------------
                         COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                      ---------------------------   ---------------------------   ---------------------------
                      LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                      -------------   -----------   -------------   -----------   -------------   -----------
                                             (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six
  months............     $10,721          $484          $  368          $130          1,923            98
Six months or
  greater but less
  than nine months..       3,011            --             155            --            337            --
Nine months or
  greater but less
  than twelve
  months............       1,560            --              86            --            174            --
Twelve months or
  greater...........      10,261            --             441            --          1,375            --
                         -------          ----          ------          ----
  Total.............     $25,553          $484          $1,050          $130
                         =======          ====          ======          ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                            DECEMBER 31, 2006
                         ---------------------------------------------------------------------------------------
                            COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                         ---------------------------   ---------------------------   ---------------------------
                         LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                         -------------   -----------   -------------   -----------   -------------   -----------
                                                (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...     $12,922          $ 9            $150           $ 4           1,537            15
Six months or greater
  but less than nine
  months...............         568           --               6            --              78             1
Nine months or greater
  but less than twelve
  months...............       2,134           14              52             4             323             1
Twelve months or
  greater..............      17,540           --             650            --           2,318            --
                            -------          ---            ----           ---
  Total................     $33,164          $23            $858           $ 8
                            =======          ===            ====           ===



     At December 31, 2007 and 2006, $1,050 million and $858 million, respectively, of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 4% and 3%, respectively, of the cost or amortized cost of such securities.

     At December 31, 2007, $130 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 27% of the cost or amortized cost of such securities. All of such unrealized losses of $130 million were related to securities that were in an unrealized loss position for a period of less than six months. At December 31, 2006, $8 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 35% of the cost or amortized cost of such securities. Of such unrealized losses of $8 million, $4 million related to securities that were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2007 of greater than $10 million. These securities represented 2%, or $21 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities. The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2006 of greater than $10 million. These securities represented 3%, or $25 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities.

     At December 31, 2007 and 2006, the Company had $1.2 billion and $866 million, respectively, of gross unrealized losses related to its fixed maturity and equity securities. These securities are concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                     DECEMBER
                                                                       31,
                                                                   -----------
                                                                   2007   2006
                                                                   ----   ----
    SECTOR:
      U.S. corporate securities..................................    52%    49%
      Foreign corporate securities...............................    16     15
      Asset-backed securities....................................     9      1
      Residential mortgage-backed securities.....................     7      9
      Commercial mortgage-backed securities......................     6      5
      U.S. Treasury/agency securities............................     1     15
      Other......................................................     9      6
                                                                    ---    ---
         Total...................................................   100%   100%
                                                                    ===    ===

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
INDUSTRY:
  Finance....................................................    36%    18%
  Industrial.................................................    23     26
  Mortgage-backed............................................    13     14
  Utility....................................................     8     10
  Government.................................................     1     15
  Other......................................................    19     17
                                                                ---    ---
     Total...................................................   100%   100%
                                                                ===    ===



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     Based upon the Company's current evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in interest rates during the holding period, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

  SECURITIES LENDING

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity and equity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $9.9 billion and $8.8 billion and an estimated fair value of $9.8 billion and $8.6 billion were on loan under the program at December 31, 2007 and 2006, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $10.1 billion and $8.9 billion at December 31, 2007 and 2006, respectively. Security collateral of $40 million and $83 million on deposit from customers in connection with the securities lending transactions at December 31, 2007 and 2006, respectively, may not be sold or repledged and is not reflected in the consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  ASSETS ON DEPOSIT AND ASSETS PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $22 million and $20 million at December 31, 2007 and 2006, respectively, consisting primarily of fixed maturity and equity securities.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 5. Additionally, the Company has pledged certain of its fixed maturity securities in support of its funding agreements as described in Note 8.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans are categorized as follows:

                                                              DECEMBER 31,
                                                  -----------------------------------
                                                        2007               2006
                                                  ----------------   ----------------
                                                  AMOUNT   PERCENT   AMOUNT   PERCENT
                                                  ------   -------   ------   -------
                                                             (IN MILLIONS)
  Commercial mortgage loans.....................  $3,125      71%    $2,095      58%
  Agricultural mortgage loans...................   1,265      29      1,460      41
  Consumer loans................................      22      --         46       1
                                                  ------     ---     ------     ---
    Total.......................................   4,412     100%     3,601     100%
                                                             ===                ===
  Less: Valuation allowances....................       8                  6
                                                  ------             ------
    Total mortgage and consumer loans...........  $4,404             $3,595
                                                  ======             ======



     Mortgage loans are collateralized by properties primarily located in the United States. At December 31, 2007, 26%, 7% and 7% of the value of the Company's mortgage and consumer loans were located in California, Florida and New York, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage and consumer loans is as follows:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                             2007   2006   2005
                                                             ----   ----   ----
                                                                (IN MILLIONS)
  Balance at January 1,....................................   $ 6    $ 9    $ 1
  Additions................................................     7      3      8
  Deductions...............................................    (5)    (6)    --
                                                              ---    ---    ---
  Balance at December 31,..................................   $ 8    $ 6    $ 9
                                                              ===    ===    ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     A portion of the Company's mortgage and consumer loans was impaired and consisted of the following:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
Impaired loans with valuation allowances.....................   $65    $--
Impaired loans without valuation allowances..................     2      8
                                                                ---    ---
  Subtotal...................................................    67      8
Less: Valuation allowances on impaired loans.................     4     --
                                                                ---    ---
  Impaired loans.............................................   $63    $ 8
                                                                ===    ===



     The average investment on impaired loans was $21 million, $32 million and $12 million for the years ended December 31, 2007, 2006 and 2005, respectively. Interest income on impaired loans was $3 million, $1 million and $2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     The investment in restructured loans was less than $1 million at December 31, 2007. There was no investment in restructured loans at December 31, 2006. Interest income, recognized on restructured loans, was less than $1 million for both years ended December 31, 2007 and 2006, respectively. There was no interest income on restructured loans for the year ended December 31, 2005. Gross interest income that would have been recorded in accordance with the original terms of such loans amounted to less than $1 million for each of the years ended December 31, 2007 and 2006. There was no gross interest income that would have been recorded in accordance with the original terms of such loans for the year ended December 31, 2005.

     Mortgage and consumer loans with scheduled payments of 90 days or more past due on which interest is still accruing, had an amortized cost of less than $1 million and $6 million at December 31, 2007 and 2006, respectively. There were no mortgage and consumer loans on which interest no longer accrued at both December 31, 2007 and 2006. There were no mortgage and consumer loans in foreclosure at both December 31, 2007 and 2006.

  REAL ESTATE HOLDINGS

     Real estate holdings consisted of the following:

                                                              DECEMBER
                                                                31,
                                                            -----------
                                                            2007   2006
                                                            ----   ----
                                                                (IN
                                                             MILLIONS)
Real estate...............................................  $ 86   $ 30
Accumulated depreciation..................................   (11)    (1)
                                                            ----   ----
Net real estate...........................................    75     29
Real estate joint ventures................................   466    144
                                                            ----   ----
  Real estate and real estate joint ventures..............   541    173
Real estate held-for-sale.................................    --      7
                                                            ----   ----
  Total real estate holdings..............................  $541   $180
                                                            ====   ====



     Related depreciation expense on real estate was $8 million for the year ended December 31, 2007. Depreciation expense on real estate was less than $1 million for both years ended December 31, 2006 and 2005. There was no depreciation expense related to discontinued operations for the years ended December 31, 2007 and 2005. Depreciation expense related to discontinued operations was less than $1 million of the year ended December 31, 2006.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     There were no impairments recognized on real estate held-for-sale for the years ended December 31, 2007, 2006 and 2005. The carrying value of non-income producing real estate was $1 million at December 31, 2007. There was no non-income producing real estate at December 31, 2006. The Company did not own any real estate acquired in satisfaction of debt during the years ended December 31, 2007 and 2006.

     Real estate holdings were categorized as follows:

                                                              DECEMBER 31,
                                                  -----------------------------------
                                                        2007               2006
                                                  ----------------   ----------------
                                                  AMOUNT   PERCENT   AMOUNT   PERCENT
                                                  ------   -------   ------   -------
                                                             (IN MILLIONS)
  Development joint ventures....................   $287       53%     $ --       --%
  Real estate investment funds..................    111       21        93       52
  Office........................................     88       16        46       26
  Apartments....................................     35        6        --       --
  Agriculture...................................     19        4        28       15
  Land..........................................      1       --         1       --
  Retail........................................     --       --        12        7
                                                   ----      ---      ----      ---
    Total real estate holdings..................   $541      100%     $180      100%
                                                   ====      ===      ====      ===



     The Company's real estate holdings are primarily located in the United States. At December 31, 2007, 22%, 21%, 6% and 5% of the Company's real estate holdings were located in California, New York, Texas and Florida, respectively.

  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that make private equity investments in companies in the United States and overseas) was $1.1 billion at both December 31, 2007 and 2006. Included within other limited partnership interests at December 31, 2007 and 2006 were $433 million and $354 million, respectively, of hedge funds. For the years ended December 31, 2007, 2006 and 2005, net investment income from other limited partnership interests included $16 million, $30 million and $4 million, respectively, related to hedge funds.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                         2007     2006     2005
                                                        ------   ------   ------
                                                              (IN MILLIONS)
  Fixed maturity securities...........................  $2,803   $2,719   $1,377
  Equity securities...................................      45       17        6
  Mortgage and consumer loans.........................     263      182      113
  Policy loans........................................      53       52       26
  Real estate and real estate joint ventures..........      81       29        2
  Other limited partnership interests.................     164      238       33
  Cash, cash equivalents and short-term investments...     104      137       71
  Other...............................................       7        8       --
                                                        ------   ------   ------
    Total investment income...........................   3,520    3,382    1,628
  Less: Investment expenses...........................     627      543      190
                                                        ------   ------   ------
    Net investment income.............................  $2,893   $2,839   $1,438
                                                        ======   ======   ======



     For the years ended December 31, 2007 and 2006, affiliated investment expense of $36 million and $32 million, respectively, related to investment expenses, is included in the table above. There were no affiliated investment expenses for the year ended December 31, 2005. See "-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
                                                      -------------   -----   -----
                                                           2007        2006    2005
                                                      -------------   -----   -----
                                                              (IN MILLIONS)
  Fixed maturity securities.........................      $(272)      $(497)  $(300)
  Equity securities.................................         15          10       1
  Mortgage and consumer loans.......................         (2)          7      (9)
  Real estate and real estate joint ventures........          1          64       7
  Other limited partnership interests...............        (19)         (1)     (1)
  Sales of businesses...............................         --          --       2
  Derivatives.......................................        305         177      (2)
  Other.............................................       (170)       (281)    104
                                                          -----       -----   -----
    Net investment gains (losses)                         $(142)      $(521)  $(198)
                                                          =====       =====   =====



     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $30 million and $41 million for the years ended December 31, 2007 and 2006, respectively. There were no losses from fixed maturity and equity securities deemed other-than-temporarily impaired for the year ended December 31, 2005.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                          2007    2006    2005
                                                         -----   -----   -----
                                                             (IN MILLIONS)
  Fixed maturity securities............................  $(606)  $(566)  $(639)
  Equity securities....................................    (38)     17      (4)
  Derivatives..........................................    (13)     (9)     (2)
  Other................................................      8       7     (19)
                                                         -----   -----   -----
    Subtotal...........................................   (649)   (551)   (664)
                                                         -----   -----   -----
  Amounts allocated from:
    Insurance liability loss recognition...............     --      --     (78)
    DAC and VOBA.......................................     93      66     102
                                                         -----   -----   -----
    Subtotal...........................................     93      66      24
                                                         -----   -----   -----
  Deferred income tax..................................    195     171     224
                                                         -----   -----   -----
    Subtotal...........................................    288     237     248
                                                         -----   -----   -----
  Net unrealized investment gains (losses).............  $(361)  $(314)  $(416)
                                                         =====   =====   =====



     The changes in net unrealized investment gains (losses) are as follows:

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                          2007    2006    2005
                                                         -----   -----   -----
                                                             (IN MILLIONS)
  Balance, January 1,..................................  $(314)  $(416)  $  30
  Unrealized investment gains (losses) during the
    year...............................................    (98)    113    (756)
  Unrealized investment gains (losses) relating to:
    Insurance liability gain (loss) recognition........     --      78     (78)
    DAC and VOBA.......................................     27     (36)    148
    Deferred income tax................................     24     (53)    240
                                                         -----   -----   -----
  Balance, December 31,................................  $(361)  $(314)  $(416)
                                                         =====   =====   =====
  Net change in unrealized investment gains (losses)...  $ (47)  $ 102   $(446)
                                                         =====   =====   =====



  TRADING SECURITIES

     MetLife Insurance Company of Connecticut was the majority owner of Tribeca on the Acquisition Date. Tribeca was a feeder fund investment structure whereby the feeder fund invests substantially all of its assets in the master fund, Tribeca Global Convertible Instruments Ltd. The primary investment objective of the master fund is to achieve enhanced risk-adjusted return by investing in domestic and foreign equities and equity-related securities

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


utilizing such strategies as convertible securities arbitrage. At December 31, 2005, the Company was the majority owner of the feeder fund and consolidated the fund within its consolidated financial statements. Net investment income related to the trading activities of Tribeca, which included interest and dividends earned on trading securities in addition to the net realized and unrealized gains (losses), was $12 million and $6 million for the six months ended June 30, 2006 and the year ended December 31, 2005, respectively.

     During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated and, as of June 30, 2006, was accounted for under the equity method of accounting. The equity method investment at December 31, 2006 of $82 million was included in other limited partnership interests. Net investment income related to the Company's equity method investment in Tribeca was $9 million for the six months ended December 31, 2006.

  VARIABLE INTEREST ENTITIES

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:

                                                              DECEMBER 31, 2007
                                                           -----------------------
                                                                         MAXIMUM
                                                             TOTAL     EXPOSURE TO
                                                           ASSETS(1)     LOSS(2)
                                                           ---------   -----------
                                                                (IN MILLIONS)
  Asset-backed securitizations...........................   $ 1,140       $   77
  Real estate joint ventures(3)..........................       942           44
  Other limited partnership interests(4).................     3,876          418
  Trust preferred securities(5)..........................    22,775          546
  Other investments(6)...................................     1,600           79
                                                            -------       ------
    Total................................................   $30,333       $1,164
                                                            =======       ======



--------

(1) The assets of the asset-backed securitizations are reflected at fair value. The assets of the real estate joint ventures, other limited partnership interests, trust preferred securities and other investments are reflected at the carrying amounts at which such assets would have been reflected on the Company's consolidated balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

(2) The maximum exposure to loss relating to the asset-backed securitizations is equal to the carrying amounts of participation. The maximum exposure to loss relating to real estate joint ventures, other limited partnership interests, trust preferred securities and other investments is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(3) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments.

(4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities.

(5) Trust preferred securities are complex, uniquely structured investments which contain features of both equity and debt, may have an extended or no stated maturity, and may be callable at the issuer's option after a defined period of time.

(6) Other investments include securities that are not trust preferred securities or asset-backed securitizations.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  RELATED PARTY INVESTMENT TRANSACTIONS

     As of December 31, 2007 and 2006, the Company held $582 million and $581 million, respectively, of its total invested assets in the MetLife Money Market Pool and the MetLife Intermediate Income Pool which are affiliated partnerships. These amounts are included in short-term investments. Net investment income from these invested assets was $25 million, $29 million and $10 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                         2007     2006     2005
                                                         ----     ----     ----
                                                              (IN MILLIONS)
  Estimated fair market value of assets transferred to
    affiliates.........................................  $628     $164     $ 79
  Amortized cost of assets transferred to affiliates...  $629     $164     $ 78
  Net investment gains (losses) recognized on
    transfers..........................................  $ (1)    $ --     $  1
  Estimated fair market value of assets transferred
    from affiliates....................................  $836     $ 89     $830


5.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or fair value of derivative financial instruments held at:

                                            DECEMBER 31, 2007                 DECEMBER 31, 2006
                                     -------------------------------   -------------------------------
                                                   CURRENT MARKET                    CURRENT MARKET
                                                    OR FAIR VALUE                     OR FAIR VALUE
                                     NOTIONAL   --------------------   NOTIONAL   --------------------
                                      AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                     --------   ------   -----------   --------   ------   -----------
                                                               (IN MILLIONS)
Interest rate swaps................   $12,437   $  336       $144       $ 8,841   $  431       $ 70
Interest rate floors...............    12,071      159         --         9,021       71         --
Interest rate caps.................    10,715        7         --         6,715        6         --
Financial futures..................       721        2          5           602        6          1
Foreign currency swaps.............     3,716      788         97         2,723      580         66
Foreign currency forwards..........       167        2         --           124        1         --
Options............................        --       85          1            --       80          7
Financial forwards.................     1,108       20         --           900       --         15
Credit default swaps...............     1,013        5          3         1,231        1          5
                                      -------   ------       ----       -------   ------       ----
  Total............................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                      =======   ======       ====       =======   ======       ====



     The above table does not include notional amounts for equity futures, equity variance swaps and equity options. At December 31, 2007 and 2006, the Company owned 403 and 290 equity futures, respectively. Fair values of equity futures are included in financial futures in the preceding table. At December 31, 2007 and 2006, the Company owned 122,153 and 85,500 equity variance swaps, respectively. Fair values of equity variance swaps are included in financial forwards in the preceding table. At December 31, 2007 and 2006, the Company owned 821,100 and 1,022,900 equity options, respectively. Fair values of equity options are included in options in the preceding table.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2007:

                                                             REMAINING LIFE
                         -------------------------------------------------------------------------------------
                                              AFTER ONE YEAR      AFTER FIVE YEARS
                         ONE YEAR OR LESS   THROUGH FIVE YEARS   THROUGH TEN YEARS   AFTER TEN YEARS    TOTAL
                         ----------------   ------------------   -----------------   ---------------   -------
                                                             (IN MILLIONS)
Interest rate swaps....       $ 4,723             $ 4,963             $ 1,352             $1,399       $12,437
Interest rate floors...            --               2,551               9,520                 --        12,071
Interest rate caps.....         8,702               2,013                  --                 --        10,715
Financial futures......           634                  --                  --                 87           721
Foreign currency
  swaps................            20               2,593                 836                267         3,716
Foreign currency
  forwards.............           165                  --                  --                  2           167
Financial forwards.....            --                  --                  --              1,108         1,108
Credit default swaps...           205                 519                 289                 --         1,013
                              -------             -------             -------             ------       -------
  Total................       $14,449             $12,639             $11,997             $2,863       $41,948
                              =======             =======             =======             ======       =======



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) and equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

     Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Equity index options are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  HEDGING

     The following table presents the notional amount and fair value of derivatives by type of hedge designation at:

                                        DECEMBER 31, 2007                 DECEMBER 31, 2006
                                 -------------------------------   -------------------------------
                                                 FAIR VALUE                        FAIR VALUE
                                 NOTIONAL   --------------------   NOTIONAL   --------------------
                                  AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                 --------   ------   -----------   --------   ------   -----------
                                                           (IN MILLIONS)
  Fair value...................   $   651   $   20       $  3       $    69   $   --       $  1
  Cash flow....................       486       85          3           455       42         --
  Non-qualifying...............    40,811    1,299        244        29,633    1,134        163
                                  -------   ------       ----       -------   ------       ----
    Total......................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                  =======   ======       ====       =======   ======       ====



     The following table presents the settlement payments recorded in income for the:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                             2007   2006   2005
                                                             ----   ----   ----
                                                                (IN MILLIONS)
  Qualifying hedges:
    Interest credited to policyholder account balances.....   $(6)   $(9)   $(1)
  Non-qualifying hedges:
    Net investment gains (losses)..........................    82     73     (8)
                                                              ---    ---    ---
       Total...............................................   $76    $64    $(9)
                                                              ===    ===    ===



  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities.

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Changes in the fair value of derivatives................  $ 18    $(1)   $--
  Changes in the fair value of the items hedged...........   (20)     2     --
                                                            ----    ---    ---
  Net ineffectiveness of fair value hedging activities....  $ (2)   $ 1    $--
                                                            ====    ===    ===



     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities to fixed rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities.

     For the years ended December 31, 2007 and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. For the year ended December 31, 2005, the Company recognized insignificant net investment gains (losses), which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. For the years ended December 31, 2007, 2006 and 2005, there were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2007, 2006 and 2005.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Other comprehensive income (loss) balance at January
    1,....................................................  $ (9)  $ (2)   $(4)
  Gains (losses) deferred in other comprehensive income
    (loss) on the effective portion of cash flow hedges...    39     41      1
  Amounts reclassified to net investment gains (losses)...   (43)   (48)     1
                                                            ----   ----    ---
  Other comprehensive income (loss) balance at December
    31,...................................................  $(13)  $ (9)   $(2)
                                                            ====   ====    ===



     At December 31, 2007, $65 million of the deferred net gain (loss) on derivatives accumulated in other comprehensive income (loss) is expected to be reclassified to earnings during the year ending December 31, 2008.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to economically hedge exposure to adverse movements in credit; (iv) equity futures, equity index options and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (v) credit default swaps to synthetically create investments; (vi) financial forwards to buy and sell securities; and
(vii) basis swaps to better match the cash flows of assets and related liabilities.

     The following table presents changes in fair value related to derivatives that do not qualify for hedge accounting:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Net investment gains (losses), excluding embedded
    derivatives...........................................  $112    $16   $(37)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts include guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and affiliated reinsurance contracts related to guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and certain guaranteed minimum income contracts.

     The following table presents the fair value of the Company's embedded derivatives at:

                                                                   DECEMBER
                                                                     31,
                                                                 -----------
                                                                 2007   2006
                                                                 ----   ----
                                                                     (IN
                                                                  MILLIONS)
  Embedded derivative assets...................................  $125    $17
  Embedded derivative liabilities..............................  $ --    $ 3


     The following table presents changes in fair value related to embedded derivatives:

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                                ------------------
                                                                2007   2006   2005
                                                                ----   ----   ----
                                                                   (IN MILLIONS)
Net investment gains (losses).................................  $116    $85    $41


  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2007 and 2006, the Company was obligated to return cash collateral under its control of $370 million and $273 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. As of December 31, 2007 and 2006, the Company had also accepted collateral consisting of various securities with a fair market value of $526 million and $410 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but as of December 31, 2007 and 2006, none of the collateral had been sold or repledged.

     In addition, the Company has exchange traded futures, which require the pledging of collateral. As of both December 31, 2007 and 2006, the Company pledged collateral of $25 million, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

6.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                        DAC     VOBA     TOTAL
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Balance at January 1, 2005..........................  $  678   $   --   $  678
Contribution of MetLife Insurance Company of
  Connecticut from MetLife (Note 2).................      --    3,490    3,490
  Capitalizations...................................     886       --      886
                                                      ------   ------   ------
       Subtotal.....................................   1,564    3,490    5,054
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      --      (26)     (26)
     Unrealized investment gains (losses)...........     (41)    (107)    (148)
     Other expenses.................................     109      205      314
                                                      ------   ------   ------
       Total amortization...........................      68       72      140
                                                      ------   ------   ------
Balance at December 31, 2005........................   1,496    3,418    4,914
  Capitalizations...................................     721       --      721
                                                      ------   ------   ------
       Subtotal.....................................   2,217    3,418    5,635
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................     (16)     (68)     (84)
     Unrealized investment gains (losses)...........     (10)      46       36
     Other expenses.................................     252      320      572
                                                      ------   ------   ------
       Total amortization...........................     226      298      524
                                                      ------   ------   ------
Balance at December 31, 2006........................   1,991    3,120    5,111
  Effect of SOP 05-1 adoption.......................      (7)    (125)    (132)
  Capitalizations...................................     682       --      682
                                                      ------   ------   ------
       Subtotal.....................................   2,666    2,995    5,661
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      44      (16)      28
     Unrealized investment gains (losses)...........     (18)      (9)     (27)
     Other expenses.................................     388      324      712
                                                      ------   ------   ------
       Total amortization...........................     414      299      713
                                                      ------   ------   ------
Balance at December 31, 2007........................  $2,252   $2,696   $4,948
                                                      ======   ======   ======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $342 million in 2008, $303 million in 2009, $269 million in 2010, $237 million in 2011, and $195 million in 2012.

     Amortization of VOBA and DAC is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross profits originating from transactions other than investment gains and losses.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

7.  GOODWILL

     Goodwill is the excess of cost over the fair value of net assets acquired. Information regarding goodwill is as follows:

                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Balance at January 1,..................................  $953   $924   $ 68
Contribution from MetLife (Note 2).....................    --     29    856
                                                         ----   ----   ----
Balance at December 31,................................  $953   $953   $924
                                                         ====   ====   ====



8.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                             DECEMBER 31,
                                    -------------------------------------------------------------
                                                                                       OTHER
                                      FUTURE POLICY       POLICYHOLDER ACCOUNT      POLICYHOLDER
                                         BENEFITS               BALANCES               FUNDS
                                    -----------------   -----------------------   ---------------
                                                        (AS RESTATED,
                                                         SEE NOTE 20)
                                    -------   -------   -------------   -------   ------   ------
                                      2007      2006         2007         2006     2007     2006
                                    -------   -------   -------------   -------   ------   ------
                                                            (IN MILLIONS)
Individual
  Traditional life................  $   921   $   871      $    --      $    --   $   50   $   37
  Universal variable life.........      575       527        4,995        4,522    1,496    1,314
  Annuities.......................      944     1,015       15,058       16,106       36        5
  Other...........................       --        --           47           32       --       --
Institutional
  Group life......................      220       234          763          765        5        6
  Retirement & savings............   12,040    12,325       12,780       13,731       --       --
  Non-medical health & other......      303       328           --           --        2        2
Corporate & Other (1).............    4,573     4,354          172          (57)     188      149
                                    -------   -------      -------      -------   ------   ------
     Total........................  $19,576   $19,654      $33,815      $35,099   $1,777   $1,513
                                    =======   =======      =======      =======   ======   ======



     (1) Corporate & Other includes intersegment eliminations.

     Affiliated insurance liabilities included in the table above include reinsurance assumed and ceded. Affiliated future policy benefits, included in the table above, were $29 million and $25 million at December 31, 2007 and 2006, respectively. Affiliated policyholder account balances, included in the table above, were $97 million and $(57) million at December 31, 2007 and 2006, respectively. Affiliated other policyholder funds, included in the table above, were $1.3 billion and $1.2 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding the VODA and VOCRA, which are reported in other assets, is as follows:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                        ----------------------
                                                        2007     2006     2005
                                                        ----     ----     ----
                                                             (IN MILLIONS)
  Balance at January 1,...............................  $237     $ 72      $--
  Contribution from MetLife...........................    --       --       73
  Contribution of VODA from MetLife...................    --      167       --
  Amortization........................................    (5)      (2)      (1)
                                                        ----     ----      ---
  Balance at December 31,.............................  $232     $237      $72
                                                        ====     ====      ===



     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $7 million in 2008, $9 million in 2009, $11 million in 2010, $13 million in 2011 and $15 million in 2012.

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA of $167 million, net of deferred income tax of $5 million, for which MLI-USA receives the benefit. The VODA originated through MetLife's acquisition of Travelers and is reported within other assets in the amount of $164 million and $166 million at December 31, 2007 and 2006, respectively.

     The value of the other identifiable intangibles as discussed above reflects the estimated fair value of the Citigroup/Travelers distribution agreements acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreement. The weighted average amortization period of the other intangible assets is 16 years. If actual experience under the distribution agreements differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience.

     The use of discount rates was necessary to establish the fair value of the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
  Balance at January 1,................................  $330   $218   $143
  Capitalization.......................................   124    129     83
  Amortization.........................................   (51)   (17)    (8)
                                                         ----   ----   ----
  Balance at December 31,..............................  $403   $330   $218
                                                         ====   ====   ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities consist of pass-through separate accounts totaling $53.9 billion and $50.1 billion at December 31, 2007 and 2006, respectively, for which the policyholder assumes all investment risk.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


fees and totaled $947 million, $800 million and $467 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     For the years ended December 31, 2007, 2006 and 2005, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER GUARANTEED INTEREST CONTRACT PROGRAM

     The Company issues fixed and floating rate obligations under its guaranteed interest contract ("GIC") program which are denominated in either U.S. dollars or foreign currencies. During the year ended December 31, 2007, the Company issued $653 million in such obligations and repaid $616 million. During the year ended December 31, 2006, there were no new issuances of such obligations and there were repayments of $1.1 billion. There were no new issuances or repayments of such obligations for the year ended December 31, 2005. Accordingly, at December 31, 2007 and 2006, GICs outstanding, which are included in policyholder account balances, were $5.1 billion (as restated, see Note 20) and $4.6 billion, respectively. During the years ended December 31, 2007, 2006 and 2005, interest credited on the contracts, which are included in interest credited to policyholder account balances, was $230 million, $163 million and $80 million, respectively.

  OBLIGATIONS UNDER FUNDING AGREEMENTS

     MICC is a member of the Federal Home Loan Bank of Boston (the "FHLB of Boston") and holds $70 million of common stock of the FHLB of Boston at both December 31, 2007 and 2006, which is included in equity securities. MICC has also entered into funding agreements with the FHLB of Boston whereby MICC has issued such funding agreements in exchange for cash and for which the FHLB of Boston has been granted a blanket lien on certain MICC assets, including residential mortgage-backed securities, to collateralize MICC's obligations under the funding agreements. MICC maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by MICC, the FHLB of Boston's recovery on the collateral is limited to the amount of MICC's liability to the FHLB of Boston. The amount of MICC's liability for funding agreements with the FHLB of Boston was $726 million and $926 million at December 31, 2007 and 2006, respectively, which is included in policyholder account balances. The advances on these funding agreements are collateralized by residential mortgage-backed securities with fair values of $901 million and $1.1 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policy benefits, is as follows:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                        --------------------
                                                         2007    2006   2005
                                                        -----   -----   ----
                                                            (IN MILLIONS)
  Balance at January 1,...............................  $ 551   $ 512   $ --
    Less: Reinsurance recoverables....................   (403)   (373)    --
                                                        -----   -----   ----
  Net balance at January 1,...........................    148     139     --
                                                        -----   -----   ----
  Contribution of MetLife Insurance Company of
    Connecticut by MetLife (Note 3)...................     --      --    137
  Incurred related to:
    Current year......................................     32      29     19
    Prior years.......................................     (5)      4     (3)
                                                        -----   -----   ----
                                                           27      33     16
                                                        -----   -----   ----
  Paid related to:
    Current year......................................     (2)     (2)    (1)
    Prior years.......................................    (24)    (22)   (13)
                                                        -----   -----   ----
                                                          (26)    (24)   (14)
                                                        -----   -----   ----
  Net balance at December 31,.........................    149     148    139
    Add: Reinsurance recoverables.....................    463     403    373
                                                        -----   -----   ----
  Balance at December 31,.............................  $ 612   $ 551   $512
                                                        =====   =====   ====



     Claims and claim adjustment expenses associated with prior periods decreased by $5 million for the year ended December 31, 2007, increased by $4 million for the year ended December 31, 2006, and decreased by $3 million for the year ended December 31, 2005. In all periods presented, the change was due to differences between actual benefit periods and expected benefit periods for LTC and disability contracts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return").

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                            DECEMBER 31,
                                  ---------------------------------------------------------------
                                               2007                             2006
                                  ------------------------------   ------------------------------
                                      IN THE             AT            IN THE             AT
                                  EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                  --------------   -------------   --------------   -------------
                                                           (IN MILLIONS)
  ANNUITY CONTRACTS(1)
  RETURN OF NET DEPOSITS
  Separate account value........     $  11,337             N/A        $   8,213             N/A
  Net amount at risk(2).........     $      33(3)          N/A        $      --(3)          N/A
  Average attained age of
    contractholders.............      62 years             N/A         61 years             N/A
  ANNIVERSARY CONTRACT VALUE OR
    MINIMUM RETURN
  Separate account value........     $  41,515       $  16,143        $  44,036       $  13,179
  Net amount at risk(2).........     $   1,692(3)    $     245(4)     $   1,422(3)    $      30(4)
  Average attained age of
    contractholders.............      56 years        61 years         58 years        60 years



                                                              DECEMBER 31,
                                                        -----------------------
                                                           2007         2006
                                                        ----------   ----------
                                                         SECONDARY    SECONDARY
                                                        GUARANTEES   GUARANTEES
                                                        ----------   ----------
                                                             (IN MILLIONS)
  UNIVERSAL AND VARIABLE LIFE CONTRACTS(1)
  Account value (general and separate account)........   $   2,797    $   3,262
  Net amount at risk(2)...............................   $  38,621(3) $  48,630(3)
  Average attained age of policyholders...............    57 years     57 years


--------

(1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

(2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

(3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

(4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                                      UNIVERSAL AND
                                                                      VARIABLE LIFE
                                              ANNUITY CONTRACTS         CONTRACTS
                                         --------------------------   -------------
                                         GUARANTEED     GUARANTEED
                                            DEATH     ANNUITIZATION     SECONDARY
                                          BENEFITS       BENEFITS       GUARANTEES    TOTAL
                                         ----------   -------------   -------------   -----
                                                            (IN MILLIONS)
  Balance at January 1, 2005...........      $--           $--             $--         $--
  Incurred guaranteed benefits.........        3            --               9          12
  Paid guaranteed benefits.............       --            --              --          --
                                             ---           ---             ---         ---
  Balance at December 31, 2005.........        3            --               9          12
  Incurred guaranteed benefits.........       --            --              22          22
  Paid guaranteed benefits.............       (3)           --              --          (3)
                                             ---           ---             ---         ---
  Balance at December 31, 2006.........       --            --              31          31
  Incurred guaranteed benefits.........        6            28              34          68
  Paid guaranteed benefits.............       (4)           --              --          (4)
                                             ---           ---             ---         ---
  Balance at December 31, 2007.........      $ 2           $28             $65         $95
                                             ===           ===             ===         ===



     Excluded from the table above are guaranteed death and annuitization benefit liabilities on the Company's annuity contracts of $45 million, $38 million and $28 million at December 31, 2007, 2006 and 2005, respectively, which were reinsured 100% to an affiliate and had corresponding recoverables from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                             DECEMBER 31,
                                                          -----------------
                                                            2007      2006
                                                          -------   -------
                                                            (IN MILLIONS)
  Mutual Fund Groupings
    Equity..............................................  $40,608   $37,992
    Bond................................................    2,307     2,831
    Balanced............................................    4,422     2,790
    Money Market........................................    1,265       949
    Specialty...........................................      395       460
                                                          -------   -------
      Total.................... ........................  $48,997   $45,022
                                                          =======   =======



9.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. The Company has reinsured up to 90% of the mortality risk for all new individual life insurance policies. This practice was initiated by the Company for different products starting at various points in time between 1997 and 2004. On a case by case basis, the Company may retain up to $5 million per life on single life individual policies and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     MICC's workers' compensation business is reinsured through a 100% quota-share agreement with The Travelers Indemnity Company, an insurance subsidiary of The Travelers Companies, Inc.

     Effective July 1, 2000, MetLife Insurance Company of Connecticut reinsured 90% of its individual LTC insurance business with Genworth Life Insurance Company and its subsidiary ("GLIC"), in the form of indemnity reinsurance agreements. In accordance with the terms of the reinsurance agreements, GLIC will effect assumption and novation of the reinsured contracts, to the extent permitted by law, by July 31, 2008.

     The Company reinsures the new production of fixed annuities and the riders containing benefit guarantees related to variable annuities to affiliated and non-affiliated reinsurers.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2007    2006    2005
                                                       -----   -----   -----
                                                           (IN MILLIONS)
  Direct premiums....................................  $ 654   $ 599   $ 413
  Reinsurance assumed................................     17      21      38
  Reinsurance ceded..................................   (318)   (312)   (170)
                                                       -----   -----   -----
  Net premiums.......................................  $ 353   $ 308   $ 281
                                                       =====   =====   =====
  Reinsurance recoverables netted against policyholder
    benefits and claims..............................  $ 671   $ 635   $ 560
                                                       =====   =====   =====



     Reinsurance recoverables, included in premiums and other receivables, were $4.9 billion and $4.6 billion at December 31, 2007 and 2006, respectively, including $3.4 billion and $3.0 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off LTC business and $1.2 billion and $1.3 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off of workers' compensation business. Reinsurance and ceded commissions payables, included in other liabilities, were $128 million and $99 million at December 31, 2007 and 2006, respectively.

     The Company has reinsurance agreements with MetLife and certain of its subsidiaries, including MLIC, Reinsurance Group of America, Incorporated, MetLife Reinsurance Company of South Carolina ("MRSC"), Exeter Reassurance Company, Ltd. ("Exeter"), General American Life Insurance Company ("GALIC"), Mitsui Sumitomo MetLife Insurance Co., Ltd. and MetLife Reinsurance Company of Vermont ("MRV"). At December 31, 2007, the Company had reinsurance-related assets and liabilities from these agreements totaling $3.4 billion and $1.7 billion,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


respectively. At December 31, 2006, comparable assets and liabilities were $2.8 billion and $1.2 billion, respectively.

     The following table reflects related party reinsurance information:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                       2007     2006     2005
                                                       ----     ----     ----
                                                            (IN MILLIONS)
  Assumed premiums...................................  $ 17     $ 21     $ 38
  Assumed fees, included in universal life and
    investment-type product policy fees..............  $119     $ 65     $194
  Assumed fees, included in net investment gains
    (losses).........................................  $ --     $ --     $  6
  Assumed benefits, included in policyholder benefits
    and claims.......................................  $ 18     $ 11     $ 32
  Assumed benefits, included in interest credited to
    policyholder account balances....................  $ 53     $ 49     $ 42
  Assumed acquisition costs, included in other
    expenses.........................................  $ 39     $ 58     $111
  Ceded premiums.....................................  $ 32     $ 21     $ 12
  Ceded fees, included in universal life and
    investment-type product policy fees..............  $216     $130     $ 93
  Interest earned on ceded reinsurance, included in
    other revenues...................................  $ 85     $ 68     $ 55
  Ceded benefits, included in policyholder benefits and
    claims...........................................  $ 95     $ 86     $ 92
  Interest costs on ceded reinsurance, included in
    other expenses...................................  $ 33     $ 77     $182


     The Company has assumed risks related to guaranteed minimum benefit riders from an affiliated joint venture under a reinsurance contract. Such guaranteed minimum benefit riders are embedded derivatives and are included within net investment gains (losses). The assumed amounts were $(113) million, $57 million and $28 million for the years ended December 31, 2007, 2006 and 2005, respectively. These risks have been retroceded in full to another affiliate under a retrocessional agreement resulting in no net impact on net investment gains (losses).

     The Company has also ceded risks related to guaranteed minimum benefit riders written by the Company to another affiliate. The guaranteed minimum benefit riders directly written by the Company are embedded derivatives and changes in their fair value are included within net investment gains (losses). The ceded reinsurance also contain embedded derivatives and changes in their fair value are also included within net investment gains (losses). The ceded amounts were $276 million, $(31) million and $5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     Effective December 20, 2007, MLI-USA recaptured two ceded blocks of business (the "Recaptured Business") from Exeter. The Recaptured Business consisted of two blocks of universal life secondary guarantee risk, one assumed from GALIC, and the other written by MLI-USA. As a result of the recapture, MLI-USA received $258 million of assets from Exeter, reduced receivables from affiliates, included in premiums and other receivables, by $112 million and reduced other assets by $124 million. The recapture resulted in a pre-tax gain of $22 million. Concurrent with the recapture, the same business was ceded to MRV. The cession does not transfer risk to MRV and is therefore accounted for under the deposit method. MLI-USA transferred $258 million of assets to MRV as a result of this cession, and recorded a receivable from affiliates, included in premiums and other receivables, of $258 million.

     Effective December 31, 2007, MLI-USA entered into a reinsurance agreement to cede two blocks of business to MRV, on a 90% coinsurance funds withheld basis. This agreement covered certain term and certain universal life policies issued in 2007 and to be issued during 2008 by MLI-USA. This agreement transfers risk to MRV and, therefore, is accounted for as reinsurance. As a result of the agreement, DAC decreased $136 million, affiliated

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


reinsurance recoverables, included in premiums and other receivables, increased $326 million, MLI-USA recorded a funds withheld liability for $223 million, included in other liabilities, and unearned revenue, included in other policyholder funds, was reduced by $33 million.

     On December 1, 2006, the Company acquired a block of structured settlement business from Texas Life Insurance Company ("Texas Life"), a wholly-owned subsidiary of MetLife, through an assumptive reinsurance agreement. This transaction increased future policy benefits of the Company by $1.3 billion and decreased deferred income tax liabilities by $142 million at December 31, 2006. During the year ended December 31, 2007, the receivable from Texas Life related to premiums and other considerations of $1.2 billion held at December 31, 2006 was settled with $901 million of cash and $304 million of fixed maturity securities.

     Effective January 1, 2005, MLI-USA entered into a reinsurance agreement to assume an in-force block of business from GALIC. This agreement covered certain term and universal life policies issued by GALIC on and after January 1, 2000 through December 31, 2004. This agreement also covered certain term and universal life policies issued on or after January 1, 2005. MLI-USA paid and deferred 100% of a ceding commission to GALIC of $386 million resulting in no gain or loss on the transfer of the in-force business as of January 1, 2005.

10.  LONG-TERM DEBT -- AFFILIATED

     Long-term debt outstanding is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2007   2006
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Surplus notes, interest rate 7.349%, due 2035.....................  $400   $400
Surplus notes, interest rate LIBOR plus 1.15%, maturity date
  2009............................................................   200     --
Surplus notes, interest rate 5%, due upon request.................    25     25
Surplus notes, interest rate LIBOR plus 0.75%, due upon request...    10     10
                                                                    ----   ----
Total long-term debt -- affiliated................................  $635   $435
                                                                    ====   ====



     MetLife Credit Corp., an affiliate, is the holder of a surplus note issued by the Company during the fourth quarter of 2007 in the amount of $200 million at December 31, 2007.

     MetLife is the holder of a surplus note issued by MLI-USA in the amount of $400 million at December 31, 2007 and 2006.

     MLIG is the holder of two surplus notes issued by MLI-USA in the amounts of $25 million and $10 million at both December 31, 2007 and 2006. These surplus notes may be redeemed, in whole or in part, at the election of the Company at any time, subject to the prior approval of the insurance department of the state of domicile.

     Payments of interest and principal on these surplus notes may be made only with the prior approval of the insurance department of the state of domicile.

     The aggregate maturities of long-term debt as of December 31, 2007 are $200 million in 2009, $400 million in 2035, and $35 million payable upon request and regulatory approval.

     Interest expense related to the Company's indebtedness, included in other expenses, was $33 million, $31 million and $25 million for the years ended December 31, 2007, 2006 and 2005, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

11.  INCOME TAXES

     The provision for income tax from continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
  Current:
    Federal.....................................       $  9            $ 18       $ (3)
    State and local.............................          4              --         (2)
    Foreign.....................................          1              --         --
                                                       ----            ----       ----
      Subtotal..................................         14              18         (5)
                                                       ----            ----       ----
  Deferred:
    Federal.....................................       $306            $212       $162
    State and local.............................         --              (2)        (1)
    Foreign.....................................        (17)             --         --
                                                       ----            ----       ----
      Subtotal..................................        289             210        161
                                                       ----            ----       ----
  Provision for income tax......................       $303            $228       $156
                                                       ====            ====       ====



     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
  Tax provision at U.S. statutory rate..........       $365            $288       $191
  Tax effect of:
    Tax-exempt investment income................        (65)            (62)       (27)
    Prior year tax..............................          9              (9)        (9)
    Foreign tax rate differential and change in
      valuation allowance.......................         (7)             12         --
    State tax, net of federal benefit...........          3              --          2
    Other, net..................................         (2)             (1)        (1)
                                                       ----            ----       ----
  Provision for income tax......................       $303            $228       $156
                                                       ====            ====       ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                               DECEMBER 31,
                                                         -----------------------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
                                                         -------------   -------
                                                              2007         2006
                                                         -------------   -------
                                                              (IN MILLIONS)
  Deferred income tax assets:
    Benefit, reinsurance and other reserves............     $ 1,929      $ 2,238
    Net unrealized investment losses...................         195          171
    Capital loss carryforwards.........................         150          155
    Investments........................................          54           63
    Net operating loss carryforwards...................          42           10
    Tax credits........................................          20           --
    Operating lease reserves...........................          13           13
    Employee benefits..................................          --            3
    Litigation-related.................................          --            1
    Other..............................................          13           20
                                                            -------      -------
                                                              2,416        2,674
    Less: Valuation allowance..........................          --            4
                                                            -------      -------
                                                              2,416        2,670
                                                            -------      -------
  Deferred income tax liabilities:
    DAC and VOBA.......................................      (1,570)      (1,663)
                                                            -------      -------
                                                             (1,570)      (1,663)
                                                            -------      -------
  Net deferred income tax asset........................     $   846      $ 1,007
                                                            =======      =======



     Domestic net operating loss carryforwards amount to $29 million at December 31, 2007 and will expire beginning in 2025. Foreign net operating loss carryforwards amount to $113 million at December 31, 2007 with indefinite expiration. Capital loss carryforwards amount to $430 million at December 31, 2007 and will expire beginning in 2010. Tax credit carryforwards amount to $20 million at December 31, 2007.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2007, the Company recorded a reduction of $4 million to the deferred income tax valuation allowance related to certain foreign net operating loss carryforwards.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2003 and is no longer subject to foreign income tax examinations for the years prior to 2006.

     The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. The Company reclassified, at adoption, $64 million of deferred income tax liabilities, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility, to the liability

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


for unrecognized tax benefits. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The total amount of unrecognized tax benefits as of January 1, 2007 that would affect the effective tax rate, if recognized, was $5 million. The Company also had less than $1 million of accrued interest, included within other liabilities, as of January 1, 2007. The Company classifies interest accrued related to unrecognized tax benefits in interest expense, while penalties are included within income tax expense.

     As of December 31, 2007, the Company's total amount of unrecognized tax benefits is $53 million and there are no amounts of unrecognized tax benefits that would affect the effective tax rate, if recognized. The total amount of unrecognized tax benefit decreased by $11 million from the date of adoption primarily due to a settlement reached with the Internal Revenue Service ("IRS") with respect to a post-sale purchase price adjustment. As a result of the settlement, an item within the liability for unrecognized tax benefits, in the amount of $6 million, was reclassified to deferred income taxes. The Company does not anticipate any material change in the total amount of unrecognized tax benefits over the ensuing 12 month period.

     A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2007, is as follows:

                                                            TOTAL UNRECOGNIZED
                                                               TAX BENEFITS
                                                            ------------------
                                                               (IN MILLIONS)
  Balance at January 1, 2007 (date of adoption)...........          $64
  Reductions for tax positions of prior years.............           (2)
  Additions for tax positions of current year.............            5
  Reductions for tax positions of current year............           (8)
  Settlements with tax authorities........................           (6)
                                                                    ---
  Balance at December 31, 2007............................          $53
                                                                    ===



     During the year ended December 31, 2007, the Company recognized $2 million in interest expense associated with the liability for unrecognized tax benefits. As of December 31, 2007, the Company had $3 million of accrued interest associated with the liability for unrecognized tax benefits, an increase of $2 million from the date of adoption.

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the year ended December 31, 2007, the Company recognized an income tax benefit of $64 million related to the separate account DRD.

     The Company will file a consolidated tax return with its includable subsidiaries. Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Under the tax allocation agreement, the federal income tax will be allocated between the companies on a separate return basis and adjusted for credits and other amounts required by such tax allocation agreement.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

12. CONTINGENCIES, COMMITMENTS AND GUARANTEES

  CONTINGENCIES

  LITIGATION

     The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. Estimates of possible losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2007.

     The Company has faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in all pending matters. Some sales practices claims have been resolved through settlement. Other sales practices claims have been won by dispositive motions or have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor or taxpayer. Further, federal, state or industry regulatory or governmental authorities may conduct investigations, serve subpoenas or make other inquiries concerning a wide variety of issues, including the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. In some of the matters referred to previously, large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's net income or cash flows in particular quarterly or annual periods.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments are as follows:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
  Other Assets:
     Premium tax offset for future undiscounted assessments..   $ 8    $ 9
     Premium tax offsets currently available for paid
       assessments...........................................     1      1
                                                                ---    ---
                                                                $ 9    $10
                                                                ===    ===
  Liability:
    Insolvency assessments...................................   $17    $19
                                                                ===    ===



     Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2007, 2006 and 2005.

COMMITMENTS

  LEASES

     The Company, as lessee, has entered into lease agreements for office space. Future sublease income is projected to be insignificant. Future minimum rental income and minimum gross rental payments relating to these lease agreements are as follows:

                                                                      GROSS
                                                           RENTAL    RENTAL
                                                           INCOME   PAYMENTS
                                                           ------   --------
                                                             (IN MILLIONS)
  2008...................................................    $ 3       $15
  2009...................................................    $ 3       $ 8
  2010...................................................    $ 3       $ 6
  2011...................................................    $ 3       $ 6
  2012...................................................    $ 3       $--
  Thereafter.............................................    $80       $--

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1.4 billion and $616 million at December 31, 2007 and 2006, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $626 million and $665 million at December 31, 2007 and 2006, respectively.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES AND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $488 million and $173 million at December 31, 2007 and 2006, respectively.

  OTHER COMMITMENTS

     The Company has entered into collateral arrangements with affiliates, which require the transfer of collateral in connection with secured demand notes. At December 31, 2007, the Company had agreed to fund up to $60 million of cash upon the request of an affiliate and had transferred collateral consisting of various securities with a fair market value of $73 million to custody accounts to secure the notes. The counterparties are permitted by contract to sell or repledge this collateral.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, such as in the case of MetLife International Insurance Company, Ltd. ("MLII"), a former affiliate, discussed below, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

     The Company has provided a guarantee on behalf of MLII that is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. During the second quarter of 2007, MLII was sold to a third party. Life insurance coverage in-force, representing the maximum potential obligation under this guarantee, was $434 million and $444 million at December 31, 2007 and 2006, respectively. The Company does not have any collateral related to this guarantee, but has recorded a liability of $1 million that was based on the total account value of the guaranteed policies plus the amounts retained per policy at December 31, 2007. The remainder of the risk was ceded to external reinsurers. The Company did not have a recorded liability related to this guarantee at December 31, 2006.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, was $324 million at December 31, 2007. The credit default swaps expire at various times during the next ten years.

13.  EMPLOYEE BENEFIT PLANS

     Subsequent to the Acquisition, the Company became a participating affiliate in qualified and non-qualified, noncontributory defined benefit pension and other postretirement plans sponsored by MLIC. Employees were credited with prior service recognized by Citigroup, solely (with regard to pension purposes) for the purpose of determining eligibility and vesting under the Metropolitan Life Retirement Plan for United States Employees (the "Plan"), a noncontributory qualified defined benefit pension plan, with respect to benefits earned under the Plan subsequent to the Acquisition Date. Net periodic expense related to these plans was based on the employee population at the beginning of the year. During 2006, the employees of the Company were transferred to MetLife Group, Inc., a wholly-owned subsidiary of MetLife ("MetLife Group"), therefore no pension expense was allocated to the Company for the year ended December 31, 2007. Pension expense of $8 million related to the MLIC plans was allocated to the Company for the year ended December 31, 2006. There were no expenses allocated to the Company for the six months ended December 31, 2005.

14.  EQUITY

  COMMON STOCK

     The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which are outstanding as of December 31, 2007. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife, Inc. and the remaining shares are owned by MLIG.

  CAPITAL CONTRIBUTIONS

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA, and the associated deferred income tax liability, which is more fully described in Note 8.

     See also Note 3 for information related to the change in the reporting entity.

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. MetLife Insurance Company of Connecticut and MLI-USA each exceeded the minimum RBC requirements for all periods presented herein.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Connecticut Insurance Department and the Delaware Department of Insurance have adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in Connecticut and Delaware, respectively. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of MetLife Insurance Company of Connecticut and MLI-USA.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Further, statutory accounting principles do not give recognition to purchase accounting adjustments made as a result of the Acquisition.

     Statutory net income of MetLife Insurance Company of Connecticut, a Connecticut domiciled insurer, was $1.1 billion, $856 million and $1.0 billion for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $4.2 billion and $4.1 billion at December 31, 2007 and 2006, respectively. Due to the merger of MLAC with and into MetLife Insurance Company of Connecticut, the 2006 statutory net income balance was adjusted.

     Statutory net loss of MLI-USA, a Delaware domiciled insurer, was $1.1 billion, $116 million and $227 million for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Delaware Insurance Department, was $584 million and $575 million at December 31, 2007 and 2006, respectively.

  DIVIDEND RESTRICTIONS

     Under Connecticut State Insurance Law, MetLife Insurance Company of Connecticut is permitted, without prior insurance regulatory clearance, to pay shareholder dividends to its parent as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Insurance Company of Connecticut will be permitted to pay a cash dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance ("Connecticut Commissioner") and the Connecticut Commissioner does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (unassigned funds, reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders. The Connecticut State Insurance Law requires prior approval for any dividends for a period of two years following a change in control. As a result of the Acquisition on July 1, 2005, under Connecticut State Insurance Law, all dividend payments by MetLife Insurance Company of Connecticut through June 30, 2007 required prior approval of the Connecticut Commissioner. In the third quarter of 2006, after receiving regulatory approval from the Connecticut Commissioner, MetLife Insurance Company of Connecticut paid a $917 million dividend. Of that amount,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


$259 million was a return of capital. In the fourth quarter of 2007, MetLife Insurance Company of Connecticut paid a dividend of $690 million. Of that amount, $404 million was a return of capital as approved by the insurance regulator. During 2008, MetLife Insurance Company of Connecticut is permitted to pay, without regulatory approval, a dividend of $1,026 million.

     Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or
(ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a cash dividend to MetLife Insurance Company of Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance ("Delaware Commissioner") and the Delaware Commissioner does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as unassigned funds) as of the last filed annual statutory statement requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. MLI-USA did not pay dividends for the years ended December 31, 2007 and 2006. Because MLI-USA's statutory unassigned funds surplus is negative, MLI-USA cannot pay any dividends without prior approval of the Delaware Commissioner in 2008.

OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2007, 2006 and 2005 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                          YEARS ENDED DECEMBER 31,
                                                  ---------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   -------
                                                       2007            2006         2005
                                                  -------------   -------------   -------
                                                                  (IN MILLIONS)
  Holding gains (losses) on investments arising
    during the year.............................      $(358)          $(434)      $(1,148)
  Income tax effect of holding gains (losses)...        122             147           402
  Reclassification adjustments:
    Recognized holding (gains) losses included
       in current year income...................        260             487           295
    Amortization of premiums and accretion of
       discounts associated with investments....         --              60            96
    Income tax effect...........................        (88)           (186)         (137)
  Allocation of holding gains on investments
    relating to other policyholder amounts......         27              42            71
  Income tax effect of allocation of holding
    gains to other policyholder amounts.........        (10)            (14)          (25)
                                                      -----           -----       -------
  Net unrealized investment gains (losses)......        (47)            102          (446)
                                                      -----           -----       -------
  Foreign currency translation adjustment.......         12              (2)            2
                                                      -----           -----       -------
  Other comprehensive income (loss).............      $ (35)          $ 100       $  (444)
                                                      =====           =====       =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

15.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      ------------------------------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
                                                      -------------   ------   -----
                                                           2007        2006     2005
                                                      -------------   ------   -----
                                                               (IN MILLIONS)
  Compensation......................................      $  125      $  134   $ 106
  Commissions.......................................         633         712     931
  Interest and debt issue costs.....................          35          31      25
  Amortization of DAC and VOBA......................         740         488     288
  Capitalization of DAC.............................        (682)       (721)   (886)
  Rent, net of sublease income......................           5          11       7
  Minority interest.................................          --          26       1
  Insurance tax.....................................          44          42      10
  Other.............................................         546         450     196
                                                          ------      ------   -----
    Total other expenses............................      $1,446      $1,173   $ 678
                                                          ======      ======   =====



     See Notes 9, 10 and 19 for discussion of affiliated expenses included in the table above.

16.  BUSINESS SEGMENT INFORMATION

     The Company has two operating segments, Individual and Institutional, as well as Corporate & Other. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements.

     Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance and other insurance products and services. Corporate & Other contains the excess capital not allocated to the business segments, various start-up entities and run-off business, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and the elimination of intersegment transactions.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in MetLife's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2007, 2006 and 2005. The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. Subsequent to the Acquisition Date, the Company allocates equity to each segment based upon the economic capital model used by MetLife that allows MetLife and the Company to effectively manage their capital. The Company evaluates the performance of each segment based upon net income excluding net investment gains (losses), net of income tax, and adjustments related to net investment gains (losses), net of income tax.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2007                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                           (AS RESTATED, SEE NOTE 20)
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   295       $    34        $    24     $    353
Universal life and investment-type product
  policy fees...............................      1,370            39              2        1,411
Net investment income.......................      1,090         1,510            293        2,893
Other revenues..............................        237            14             --          251
Net investment gains (losses)...............        116          (263)             5         (142)
Policyholder benefits and claims............        479           466             33          978
Interest credited to policyholder account
  balances..................................        661           638             --        1,299
Other expenses..............................      1,329            50             67        1,446
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        639           180            224        1,043
Provision for income tax....................        227            60             16          303
                                                -------       -------        -------     --------
Income from continuing operations...........        412           120            208          740
Income from discontinued operations, net of
  income tax................................         --             4             --            4
                                                -------       -------        -------     --------
Net income..................................    $   412       $   124        $   208     $    744
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $82,214       $35,154        $11,193     $128,561
DAC and VOBA................................    $ 4,930       $    16        $     2     $  4,948
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $51,398       $ 2,469        $    --     $ 53,867
Policyholder liabilities....................    $24,122       $26,113        $ 4,933     $ 55,168
Separate account liabilities................    $51,398       $ 2,469        $    --     $ 53,867

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2006                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   218       $    65        $    25     $    308
Universal life and investment- type product
  policy fees...............................      1,244            24             --        1,268
Net investment income.......................        985         1,449            405        2,839
Other revenues..............................        195            15              2          212
Net investment gains (losses)...............       (194)         (282)           (45)        (521)
Policyholder benefits and claims............        315           450             27          792
Interest credited to policyholder account
  balances..................................        669           647             --        1,316
Other expenses..............................      1,045            16            112        1,173
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        419           158            248          825
Provision for income tax....................        145            55             28          228
                                                -------       -------        -------     --------
Net income..................................    $   274       $   103        $   220     $    597
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $76,897       $35,982        $11,208     $124,087
DAC and VOBA................................    $ 4,946       $   165        $    --     $  5,111
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $47,566       $ 2,501        $    --     $ 50,067
Policyholder liabilities....................    $24,429       $27,391        $ 4,446     $ 56,266
Separate account liabilities................    $47,566       $ 2,501        $    --     $ 50,067



FOR THE YEAR ENDED                                                        CORPORATE &
DECEMBER 31, 2005(1)                         INDIVIDUAL   INSTITUTIONAL      OTHER       TOTAL
--------------------                         ----------   -------------   -----------   ------
                                                               (IN MILLIONS)
STATEMENT OF INCOME:
Premiums...................................     $ 152          $116           $ 13      $  281
Universal life and investment-type product
  policy fees..............................       845            17             --         862
Net investment income......................       530           712            196       1,438
Other revenues.............................       121            10              1         132
Net investment gains (losses)..............      (113)          (87)             2        (198)
Policyholder benefits and claims...........       224           324             22         570
Interest credited to policyholder account
  balances.................................       417           303             --         720
Other expenses.............................       640            30              8         678
                                                -----          ----           ----      ------
Income from continuing operations before
  provision for income tax.................       254           111            182         547
Provision for income tax...................        53            38             65         156
                                                -----          ----           ----      ------
Net income.................................     $ 201          $ 73           $117      $  391
                                                =====          ====           ====      ======



--------

(1) Includes six months of results for MetLife Insurance Company of Connecticut and its subsidiaries and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2007, 2006 and 2005. Substantially all of the Company's revenues originated in the United States.

17.  DISCONTINUED OPERATIONS

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

     In the Institutional segment, the Company had net investment income of $1 million, net investment gains of $5 million and income tax of $2 million related to discontinued operations resulting in income from discontinued operations of $4 million, net of income tax, for the year ended December 31, 2007. The Company had $1 million of investment income and $1 million of investment expense resulting in no change to net investment income for the year ended December 31, 2006. The Company did not have investment income or expense related to discontinued operations for the year ended December 31, 2005.

     There was no carrying value of real estate related to discontinued operations at December 31, 2007. The carrying value of real estate related to discontinued operations was $7 million at December 31, 2006.

18.  FAIR VALUE INFORMATION

     The estimated fair value of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. The implementation of SFAS 157 may impact the fair value assumptions and methodologies associated with the valuation of assets and liabilities. See also Note 1 regarding the adoption of SFAS 157.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

Amounts related to the Company's financial instruments are as follows:

DECEMBER 31, 2007                                  NOTIONAL   CARRYING    ESTIMATED
(AS RESTATED, SEE NOTE 20)                          AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $45,671     $45,671
  Equity securities..............................              $   952     $   952
  Mortgage and consumer loans....................              $ 4,404     $ 4,407
  Policy loans...................................              $   913     $   913
  Short-term investments.........................              $ 1,335     $ 1,335
  Cash and cash equivalents......................              $ 1,774     $ 1,774
  Accrued investment income......................              $   637     $   637
  Mortgage loan commitments......................    $626      $    --     $   (11)
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $488      $    --     $   (31)
Liabilities:
  Policyholder account balances..................              $28,056     $27,651
  Long-term debt -- affiliated...................              $   635     $   609
  Payables for collateral under securities loaned
     and other transactions......................              $10,471     $10,471



                                                   NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2006                                   AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $47,846     $47,846
  Equity securities..............................              $   795     $   795
  Mortgage and consumer loans....................              $ 3,595     $ 3,547
  Policy loans...................................              $   918     $   918
  Short-term investments.........................              $   777     $   777
  Cash and cash equivalents......................              $   649     $   649
  Accrued investment income......................              $   597     $   597
  Mortgage loan commitments......................    $665      $    --     $     1
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $173      $    --     $    --
Liabilities:
  Policyholder account balances..................              $29,780     $28,028
  Long-term debt -- affiliated...................              $   435     $   425
  Payables for collateral under securities loaned
     and other transactions......................              $ 9,155     $ 9,155

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  FIXED MATURITY SECURITIES AND EQUITY SECURITIES

     The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include; coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

  MORTGAGE AND CONSUMER LOANS, MORTGAGE LOAN COMMITMENTS, COMMITMENTS TO FUND BANK CREDIT FACILITIES, AND PRIVATE CORPORATE BOND INVESTMENTS

     Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, commitments to fund bank credit facilities, and private corporate bond investments the estimated fair value is the net premium or discount of the commitments.

  POLICY LOANS

     The carrying values for policy loans approximate fair value.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximate fair values due to the short-term maturities of these instruments.

  ACCRUED INVESTMENT INCOME

     The carrying value for accrued investment income approximates fair value.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

  LONG-TERM DEBT -- AFFILIATED

     The fair values of long-term debt are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED AND OTHER TRANSACTIONS

     The carrying value for payables for collateral under securities loaned and other transactions approximate fair value.

  DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, and options are based upon quotations obtained from dealers or other reliable sources. See Note 5 for derivative fair value disclosures.

19.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into a Master Service Agreement with MLIC, which provides administrative, accounting, legal and similar services to the Company. MLIC charged the Company $170 million, $93 million and $15 million, included in other expenses, for services performed under the Master Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into a Service Agreement with MetLife Group, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $107 million, $154 million and $49 million, included in other expenses, for services performed under the Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into various additional agreements with other affiliates for services necessary to conduct its activities. Typical services provided under these additional agreements include management, policy administrative functions and distribution services. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $198 million, $190 million and $48 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In 2005, the Company entered into Broker-Dealer Wholesale Sales Agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on the Company's behalf, fixed rate insurance products through authorized retailers. The Company agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged the Company $89 million and $65 million, included in other expenses, for the years ended December 31, 2007 and 2006, respectively. The Company did not incur any such expenses for the year ended December 31, 2005.

     The Company had net payables to affiliates of $27 million and $9 million at December 31, 2007 and 2006, respectively, related to the expenses discussed above. These payables exclude affiliated reinsurance expenses discussed in Note 9.

     See Notes 4, 8, 9 and 10 for additional related party transactions.

20.  RESTATEMENT

     The Company identified a miscalculation of the foreign exchange adjustment related to the accrued interest credited liability (included within policyholder account balances) on its foreign denominated issuances under its GIC program. This miscalculation resulted in an overstatement of the foreign currency exchange loss on accrued interest credited payable and an understatement of net income. In addition, the Company recognized that its assessment of the functional currency of its operations in Ireland was not in accordance with the applicable accounting principles. Accordingly, the Company restated its consolidated financial statements for the year ended December 31, 2007 and the quarter ended September 30, 2007 to properly reflect the accrued interest credited

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


liability on its foreign denominated GICs and to properly reflect the functional currency of its operations in Ireland as of the respective date. As a result of the foregoing, the Company's net income for the year ended December 31, 2007 and the quarter ended September 30, 2007 increased by $49 million and $36 million, respectively.

     A summary of the effects of these restatements on the Company's consolidated financial statements is as set forth in the table below. See also
Note 22, Quarterly Results of Operations (Unaudited).

                                                   SEPTEMBER 30, 2007           DECEMBER 31, 2007
                                               --------------------------  --------------------------
                                               AS PREVIOUSLY               AS PREVIOUSLY
                                                  REPORTED    AS RESTATED     REPORTED    AS RESTATED
                                               -------------  -----------  -------------  -----------
                                                                     (IN MILLIONS)
ASSETS:
          Current income tax recoverable.....     $    148      $    133      $     91      $     72
          Deferred income tax assets.........     $  1,050      $  1,049      $    848      $    846
          Total assets.......................     $130,928      $130,912      $128,582      $128,561

LIABILITIES:
          Policyholder account balances......     $ 34,233      $ 34,189      $ 33,871      $ 33,815
          Total liabilities..................     $123,951      $123,907      $121,269      $121,213

STOCKHOLDERS' EQUITY:
          Retained earnings..................     $    645      $    681      $    843      $    892
          Accumulated other comprehensive
            income (loss)....................     $   (473)     $   (481)     $   (335)     $   (349)
          Total stockholders' equity.........     $  6,977      $  7,005      $  7,313      $  7,348
          Total liabilities and stockholders'
            equity...........................     $130,928      $130,912      $128,582      $128,561



                                            FOR THE THREE MONTHS ENDED        FOR THE YEAR ENDED
                                                SEPTEMBER 30, 2007            DECEMBER 31, 2007
                                           ---------------------------   ---------------------------
                                           AS PREVIOUSLY                 AS PREVIOUSLY
                                              REPORTED     AS RESTATED      REPORTED     AS RESTATED
                                           -------------   -----------   -------------   -----------
                                                                  (IN MILLIONS)
REVENUES:
  Net investment gains (losses)..........      $  (90)        $  (48)        $ (198)        $ (142)
  Total revenues.........................      $1,136         $1,178         $4,710         $4,766

EXPENSES:
  Interest credited to policyholder
     account balances....................      $  327         $  325         $1,304         $1,299
  Other expenses.........................      $  327         $  319         $1,455         $1,446
  Total expenses.........................      $  910         $  900         $3,737         $3,723

Income from continuing operations before
  provision for income tax...............      $  226         $  278         $  973         $1,043
Provision for income tax.................      $   72         $   88         $  282         $  303
Income from continuing operations........      $  154         $  190         $  691         $  740
Net income...............................      $  154         $  190         $  695         $  744

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                                  FOR THE YEAR ENDED
                                                                  DECEMBER 31, 2007
                                                             ---------------------------
                                                             AS PREVIOUSLY
                                                                REPORTED     AS RESTATED
                                                             -------------   -----------
                                                                    (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income...............................................      $  695         $  744
  Losses from sales of investments and businesses, net.....      $  201         $  145
  Interest credited to policyholder account balances.......      $1,304         $1,299
  Change in income tax payable.............................      $  287         $  308
  Change in other assets...................................      $  690         $  681


21.  SUBSEQUENT EVENT

     In October 2008, the Company received advances totaling $300 million from the Federal Home Loan Bank of Boston, which will be included in debt.

     In April 2008, MICC issued a surplus note with a face amount of $750 million and a discount of $7 million ($743 million) to MetLife Capital Trust X, an affiliate, with an interest rate of 8.595%.

22.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The unaudited quarterly results of operations for 2007 and 2006 are summarized in the table below:

                                                           THREE MONTHS ENDED
                                          ---------------------------------------------------
                                                                  (AS RESTATED, SEE NOTE 20)
                                                                 ----------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                          ---------   --------   -------------   ------------
                                                             (IN MILLIONS)
  2007
  Total revenues........................    $1,097     $1,143        $1,178         $1,348
  Total expenses........................    $  903     $  885        $  900         $1,035
  Income from continuing operations.....    $  152     $  187        $  190         $  211
  Income from discontinued operations,
    net of income tax...................    $    4         --            --         $   --
  Net income............................    $  156     $  187        $  190         $  211



                                                           THREE MONTHS ENDED
                                          ---------------------------------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                          ---------   --------   -------------   ------------
                                                             (IN MILLIONS)
  2006
  Total revenues........................    $1,006     $1,068        $1,057          $975
  Total expenses........................    $  830     $  796        $  770          $885
  Income from continuing operations.....    $  127     $  191        $  207          $ 72
  Income from discontinued operations,
    net of income tax...................        --         --            --            --
  Net income............................    $  127     $  191        $  207          $ 72

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE I

                     CONSOLIDATED SUMMARY OF INVESTMENTS --
                    OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2007
                                  (IN MILLIONS)

                                                                                     AMOUNT AT
                                                      COST OR         ESTIMATED   WHICH SHOWN ON
                                                AMORTIZED COST (1)   FAIR VALUE    BALANCE SHEET
TYPE OF INVESTMENTS                             ------------------   ----------   --------------
Fixed Maturity Securities:
  Bonds:
     U.S. Treasury/agency securities..........        $ 3,976          $ 4,091        $ 4,091
     State and political subdivision
       securities.............................            611              575            575
     Foreign government securities............            635              688            688
     Public utilities.........................          2,546            2,500          2,500
     All other corporate bonds................         19,661           19,242         19,242
  Mortgage-backed and asset-backed
     securities...............................         17,332           17,207         17,207
  Redeemable preferred stock..................          1,503            1,368          1,368
                                                      -------          -------        -------
     Total fixed maturity securities..........         46,264           45,671         45,671
                                                      -------          -------        -------
Equity Securities:
  Common stock:
     Banks, trust and insurance companies.....              1                1              1
     Industrial, miscellaneous and all other..            214              216            216
  Non-redeemable preferred stock..............            777              735            735
                                                      -------          -------        -------
     Total equity securities..................            992              952            952
                                                      -------          -------        -------
Mortgage and consumer loans...................          4,404                           4,404
Policy loans..................................            913                             913
Real estate and real estate joint ventures....            541                             541
Other limited partnership interests...........          1,130                           1,130
Short-term investments........................          1,335                           1,335
Other invested assets.........................          1,445                           1,445
                                                      -------                         -------
       Total investments......................        $57,024                         $56,391
                                                      =======                         =======



--------

(1) Cost or amortized cost for fixed maturity securities and mortgage and consumer loans represents original cost reduced by repayments, net valuation allowances and writedowns from other-than-temporary declines in value and adjusted for amortization of premiums or discounts; for equity securities, cost represents original cost reduced by writedowns from other-than-temporary declines in value; for real estate, cost represents original cost reduced by writedowns and adjusted for valuation allowances and depreciation; cost for real estate joint ventures and other limited partnership interests represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                             DAC       FUTURE POLICY     POLICYHOLDER
                                             AND    BENEFITS AND OTHER      ACCOUNT       UNEARNED
SEGMENT                                     VOBA    POLICYHOLDER FUNDS     BALANCES     REVENUE (1)
-------                                    ------   ------------------   ------------   -----------
2007 (As Restated, See Note 20)
Individual...............................  $4,930         $ 4,022           $20,100         $342
Institutional............................      16          12,570            13,543           --
Corporate & Other........................       2           4,761               172            1
                                           ------         -------           -------         ----
                                           $4,948         $21,353           $33,815         $343
                                           ======         =======           =======         ====
2006
Individual...............................  $4,946         $ 3,769           $20,660         $260
Institutional............................     165          12,895            14,496            3
Corporate & Other........................      --           4,503               (57)          --
                                           ------         -------           -------         ----
                                           $5,111         $21,167           $35,099         $263
                                           ======         =======           =======         ====
2005
Individual...............................  $4,753         $ 3,452           $21,403         $141
Institutional............................     161          11,880            16,460            1
Corporate & Other........................      --           4,305               (23)          --
                                           ------         -------           -------         ----
                                           $4,914         $19,637           $37,840         $142
                                           ======         =======           =======         ====



--------

   (1) Amounts are included within the future policy benefits and other policyholder funds column.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           SCHEDULE III -- (CONTINUED)

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                                                          AMORTIZATION OF
                               PREMIUM         NET        POLICYHOLDER      DAC AND VOBA       OTHER
                             REVENUE AND   INVESTMENT     BENEFITS AND       CHARGED TO      OPERATING   PREMIUMS WRITTEN
SEGMENT                    POLICY CHARGES    INCOME    INTEREST CREDITED   OTHER EXPENSES  EXPENSES (1)  (EXCLUDING LIFE)
-------                    --------------  ----------  -----------------  ---------------  ------------  ----------------
2007 (As Restated,
  See Note 20)
Individual...............      $1,665        $1,090          $1,140             $717           $612             $--
Institutional............          73         1,510           1,104               23             27               7
Corporate & Other........          26           293              33               --             67              25
                               ------        ------          ------             ----           ----             ---
                               $1,764        $2,893          $2,277             $740           $706             $32
                               ======        ======          ======             ====           ====             ===
2006
Individual...............      $1,462        $  985          $  984             $481           $564             $--
Institutional............          89         1,449           1,097                6             10               9
Corporate & Other........          25           405              27                1            111              25
                               ------        ------          ------             ----           ----             ---
                               $1,576        $2,839          $2,108             $488           $685             $34
                               ======        ======          ======             ====           ====             ===
2005 (2)
Individual...............      $  997        $  530          $  641             $287           $353             $--
Institutional............         133           712             627                1             29               9
Corporate & Other........          13           196              22               --              8              13
                               ------        ------          ------             ----           ----             ---
                               $1,143        $1,438          $1,290             $288           $390             $22
                               ======        ======          ======             ====           ====             ===



--------

   (1) Includes other expenses excluding amortization of DAC and VOBA charged to other expenses.

   (2) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE IV

                            CONSOLIDATED REINSURANCE
                        DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2007
Life insurance in-force.............    $189,630     $152,943   $13,934     $50,621      27.5%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    384     $     82   $    17     $   319       5.3%
Accident and health.................         270          236        --          34        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    654     $    318   $    17     $   353       4.8%
                                        ========     ========   =======     =======




                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2006
Life insurance in-force.............    $153,390     $119,281   $14,374     $48,483      29.6%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    323     $     72   $    21     $   272       7.7%
Accident and health.................         276          240        --          36        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    599     $    312   $    21     $   308       6.8%
                                        ========     ========   =======     =======




                                                                                      % AMOUNT
                                                                                       ASSUMED
                                      GROSS AMOUNT    CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   -------   -------   ----------   --------
2005 (1)
Life insurance in-force.............    $126,362     $93,686   $16,921     $49,597      34.1%
                                        ========     =======   =======     =======
Insurance premium
Life insurance......................    $    269     $    45   $    38     $   262      14.5%
Accident and health.................         144         125        --          19        --%
                                        --------     -------   -------     -------
  Total insurance premium...........    $    413     $   170   $    38     $   281      13.5%
                                        ========     =======   =======     =======



     For the year ended December 31, 2007, reinsurance ceded and assumed included affiliated transactions of $32 million and $17 million, respectively. For the year ended December 31, 2006, both reinsurance ceded and assumed included affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed included affiliated transactions of $12 million and $38 million, respectively.

--------

(1) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

                           PORTFOLIO ARCHITECT ACCESS
                                 VINTAGE ACCESS

                            SCUDDER ADVOCATE ADVISOR

                          SCUDDER ADVOCATE ADVISOR-ST1

                       STATEMENT OF ADDITIONAL INFORMATION

                                      DATED

                                DECEMBER 7, 2007

                                       FOR

METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE
                                  ACCOUNT 2002

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT


This Statement of Additional Information ("SAI") contains information in addition to the information described in the Prospectus for the variable annuity contracts (the "Contracts") offered by MetLife Insurance Company of Connecticut (the "Company", "we" or "our"). Effective December 7, 2007, Contracts formerly issued by MetLife Life and Annuity Company of Connecticut ("MLAC") have become Contracts of the Company as a result of the merger of MLAC with and into the Company with the Company as the surviving company.

This SAI is not a prospectus but relates to, and should be read in conjunction with the Prospectus dated April 30, 2007, as supplemented on December 7, 2007. A copy of the Individual Variable Annuity Contract Prospectus may be obtained by writing to MetLife Insurance Company of Connecticut, Annuity Investor Services, One Cityplace, Hartford, Connecticut 06103-3415 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                TABLE OF CONTENTS

                                                                                   ITEM
                                                                                   ----
THE INSURANCE COMPANY...........................................................      2

PRINCIPAL UNDERWRITER...........................................................      2

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT...............................      2

VALUATION OF ASSETS.............................................................      4

FEDERAL TAX CONSIDERATIONS......................................................      5

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...................................      9

CONDENSED FINANCIAL INFORMATION.................................................     10

FINANCIAL STATEMENTS............................................................      1

                              THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, all Contracts were issued by MLAC, a stock life insurance company chartered in 1973 in Connecticut. On December 7, 2007, MLAC, an indirect wholly-owned subsidiary of MetLife, Inc. and a direct wholly-owned subsidiary of the Company, merged with and into the Company. Upon consummation of the merger, MLAC's separate corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLAC, including the Separate Account and its assets. As a result of the merger, the Company also has become responsible for all of the MLAC's liabilities and obligations, including those created under Contracts initially issued by MLAC and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a separate account of the Company, and each Owner thereof has become a contract owner of the Company.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (the "Separate Account") meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it.
Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                              PRINCIPAL UNDERWRITER

MetLife Investors Distribution Company ("MLIDC") serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is affiliated with the Company and the Separate Account.

                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Other Information -- Distribution of the Variable Annuity Contracts"). Additional information is provided below.

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDC and the Company, MLIDC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by the Distributor and Principal Underwriter over the past three years.

                            UNDERWRITING COMMISSIONS


                                                    UNDERWRITING COMMISSIONS PAID       AMOUNT OF UNDERWRITING
                                                      TO THE DISTRIBUTOR BY THE      COMMISSIONS RETAINED BY THE
YEAR                                                          COMPANY(+)                     DISTRIBUTOR
----                                                -----------------------------    ---------------------------
2006                                                         $ 62,664,479                         $0
                                                             ------------                         --
          2005                                               $ 90,942,874                         $0
                                                             ------------                         --
          2004                                               $104,087,148                         $0
                                                             ------------                         --



(+)MLAC merged with and into the Company on December 7, 2007. Underwriting commissions paid before that date were paid by MLAC.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2006 ranged from $2,289 to $5,893,669. The amount of commissions paid to selected broker-dealer firms during 2006 ranged from $650,170 to $26,200,094. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2006 ranged from $652,459 to $32,093,763.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDC under which the broker-dealer firms received additional compensation in 2006 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:

Citicorp Investment Services
Citigroup Global Markets Inc. (d/b/a Smith Barney)
DWS Scudder Distributors, Inc.
Merrill Lynch, Pierce, Fenner & Smith, Incorporated
Morgan Stanley DW, Inc.
PFS Investments, Inc. (d/b/a Primerica)
Pioneer Funds Distributor, Inc.
Tower Square Securities, Inc.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

                               VALUATION OF ASSETS

FUNDING OPTIONS. The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock

Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

THE CONTRACT VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

        (a) = investment income plus capital gains and losses (whether realized or unrealized);

        (b)  = any deduction for applicable taxes (presently zero); and

        (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Subaccount for a 7-day period, as described below. On a Contract-specific basis, the effective yield is computed at each month-end according to the following formula:

        Effective Yield = ((Base Return + 1) to the power of (365 / 7)) - 1

Where:

Base Return = (AUV Change -- Contract Charge Adjustment) / Prior AUV.

AUV Change = Current AUV -- Prior AUV.

Contract Charge Adjustment = Average AUV * Period Charge.

Average AUV = (Current AUV + Prior AUV) / 2.

Period Charge = Annual Contract Fee * (7/365).

Prior AUV = Unit value as of 7 days prior.

Current AUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on an unadjusted basis (which does not deduct Contract-level charges), according to the same formula but where:

Base Return = AUV Change / Prior AUV

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1(st) of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any contribution limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 for calendar year 2007, $5,000 for 2008, and may be indexed for inflation in future years. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $45,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit is $10,500 in 2007 (which may be indexed for inflation for future years). (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan for 2007 is $45,000. The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") is $15,500 in 2007. The annual limit may be indexed for inflation in future years. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($15,500 in 2007).

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the close of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

     (d)  the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.   OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S. citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002 (formerly, TLAC Variable Annuity Separate Account 2002) and the consolidated financial statements and financial statement schedules of MetLife Insurance Company of Connecticut ("MetLife Connecticut") (formerly known as "The Travelers Insurance Company") and its subsidiaries (collectively the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a Transfer Agreement entered into on October 11, 2006 between MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, Inc. ("MetLife"), pursuant to which MetLife Connecticut acquired all of the stock of MetLife Investors USA Insurance Company ("MLI-USA") from MLIG. As the transaction was between entities under common control, the transaction was recorded and accounted for in a manner similar to a pooling-of-interests from July 1, 2005 (the "Acquisition Date"); further, as MLI-USA has been controlled by MetLife for longer than MetLife Connecticut, all amounts reported for periods prior to the Acquisition Date are those of MLI-USA) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.466          1.530               --
                                                       2005      1.429          1.466            7,467
                                                       2004      1.311          1.429            7,686
                                                       2003      1.000          1.311            7,899

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.427          1.390               --
                                                       2005      1.267          1.427               --
                                                       2004      1.193          1.267               --
                                                       2003      1.000          1.193               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.705          2.013           15,630
                                                       2005      1.525          1.705           17,074
                                                       2004      1.371          1.525           20,136
                                                       2003      1.000          1.371               --

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.694          1.830           35,473
                                                       2005      1.487          1.694           37,152
                                                       2004      1.348          1.487           18,661
                                                       2003      1.000          1.348               --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.481          1.672           38,587
                                                       2005      1.427          1.481           38,477
                                                       2004      1.319          1.427           35,308
                                                       2003      1.000          1.319               --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.679          1.660               --
                                                       2005      1.449          1.679               --
                                                       2004      1.237          1.449               --
                                                       2003      1.089          1.237               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.757          2.285               --
                                                       2005      1.673          1.757               --
                                                       2004      1.299          1.673               --
                                                       2003      1.088          1.299               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.298          1.410               --
                                                       2005      1.202          1.298               --
                                                       2004      1.074          1.202               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.295          1.442               --
                                                       2005      1.200          1.295               --
                                                       2004      1.067          1.200               --
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2006      1.030          1.194               --
                                                       2005      1.043          1.030               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2006      1.566          1.669            8,311
                                                       2005      1.525          1.566            8,937
                                                       2004      1.396          1.525           10,216
                                                       2003      1.000          1.396               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.510          1.752               --
                                                       2005      1.393          1.510           19,193
                                                       2004      1.262          1.393           14,956
                                                       2003      1.000          1.262               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.202          2.765               --
                                                       2005      1.763          2.202               --
                                                       2004      1.442          1.763               --
                                                       2003      1.000          1.442               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.763          2.099           31,643
                                                       2005      1.632          1.763           34,607
                                                       2004      1.405          1.632            9,736
                                                       2003      1.000          1.405               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.675          2.000               --
                                                       2005      1.569          1.675               --
                                                       2004      1.380          1.569               --
                                                       2003      1.115          1.380               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2006      1.706          1.895               --
                                                       2005      1.554          1.706               --
                                                       2004      1.316          1.554               --
                                                       2003      1.000          1.316               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.527          1.708               --
                                                       2005      1.498          1.527               --
                                                       2004      1.330          1.498               --
                                                       2003      1.000          1.330               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/03)..........  2006      1.204          1.392               --
                                                       2005      1.230          1.204               --
                                                       2004      1.214          1.230               --
                                                       2003      1.000          1.214               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2006      1.382          1.454               --
                                                       2005      1.326          1.382               --
                                                       2004      1.315          1.326               --
                                                       2003      1.000          1.315               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (8/03).............................................  2006      1.674          1.852            7,659
                                                       2005      1.628          1.674            8,401
                                                       2004      1.437          1.628            8,904
                                                       2003      1.000          1.437               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.520          1.760           68,116
                                                       2005      1.491          1.520           68,116
                                                       2004      1.404          1.491           68,116
                                                       2003      1.000          1.404               --

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.499          1.737           73,191
                                                       2005      1.435          1.499           73,191
                                                       2004      1.326          1.435           73,191
                                                       2003      1.000          1.326               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.775          1.962               --
                                                       2005      1.726          1.775               --
                                                       2004      1.530          1.726               --
                                                       2003      1.000          1.530               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/03).............  2006      1.333          1.500               --
                                                       2005      1.304          1.333               --
                                                       2004      1.222          1.304           15,623
                                                       2003      1.000          1.222               --

  LMPVPII Diversified Strategic Income Subaccount
  (4/03).............................................  2006      1.131          1.169            6,375
                                                       2005      1.125          1.131           15,919
                                                       2004      1.076          1.125           19,175
                                                       2003      1.000          1.076               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.394          1.573               --
                                                       2005      1.364          1.394               --
                                                       2004      1.262          1.364               --
                                                       2003      1.000          1.262               --

  LMPVPII Fundamental Value Subaccount (3/03)........  2006      1.533          1.756           30,874
                                                       2005      1.493          1.533           31,082
                                                       2004      1.407          1.493           26,381
                                                       2003      1.000          1.407            7,847

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.993          1.013               --
                                                       2005      0.989          0.993               --
                                                       2004      0.998          0.989               --
                                                       2003      1.000          0.998               --

  LMPVPIII Aggressive Growth Subaccount (4/03).......  2006      1.533          1.635          109,696
                                                       2005      1.401          1.533          111,428
                                                       2004      1.300          1.401          105,575
                                                       2003      1.000          1.300            7,897

  LMPVPIII High Income Subaccount (3/03).............  2006      1.289          1.402           54,812
                                                       2005      1.282          1.289           73,379
                                                       2004      1.184          1.282           36,897
                                                       2003      1.000          1.184           79,095

  LMPVPIII Large Cap Growth Subaccount (5/03)........  2006      1.402          1.438           21,380
                                                       2005      1.360          1.402           21,380
                                                       2004      1.382          1.360           30,846
                                                       2003      1.000          1.382               --

  LMPVPIII Mid Cap Core Subaccount (3/03)............  2006      1.490          1.677            9,281
                                                       2005      1.404          1.490            9,194
                                                       2004      1.297          1.404            9,385
                                                       2003      1.000          1.297               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Money Market Subaccount (3/03)............  2006      0.986          1.011               --
                                                       2005      0.978          0.986               --
                                                       2004      0.989          0.978           58,396
                                                       2003      1.000          0.989               --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (3/03)............................  2006      1.385          1.543           21,589
                                                       2005      1.342          1.385          148,826
                                                       2004      1.284          1.342          209,925
                                                       2003      1.000          1.284          336,440

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (4/03)........................  2006      1.251          1.355          172,581
                                                       2005      1.224          1.251          172,605
                                                       2004      1.189          1.224          172,641
                                                       2003      1.000          1.189               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (3/03)........................  2006      1.476          1.667           27,567
                                                       2005      1.413          1.476           27,576
                                                       2004      1.308          1.413           31,929
                                                       2003      1.000          1.308           24,051

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2006      1.345          1.481           12,317
                                                       2005      1.326          1.345           12,317
                                                       2004      1.267          1.326           12,317
                                                       2003      1.000          1.267               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.385          1.592           18,584
                                                       2005      1.369          1.385           18,584
                                                       2004      1.239          1.369               --
                                                       2003      1.000          1.239               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.618          1.780               --
                                                       2005      1.525          1.618               --
                                                       2004      1.255          1.525               --
                                                       2003      1.000          1.255               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2006      1.606          1.696               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.085          1.193               --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2006      1.851          2.034            7,845

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Janus Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.660          1.697               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2006      1.001          1.073           37,762

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2006      0.970          1.069               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.490          1.468               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2006      1.232          1.219               --

  MIST MFS Value Subaccount (Class A) (1/70).........  2006      1.259          1.387               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (1/70)..........................................  2006      1.003          1.217               --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2006      1.453          1.559               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.115          1.105               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2006      1.119          1.156           44,926

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2006      1.003          1.026               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2006      1.574          1.532               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2006      1.000          1.069           65,473

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (1/70)..........................................  2006      1.000          1.404               --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2006      1.402          1.417               --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2006      1.527          1.563           98,501

  MSF MetLife Aggressive Allocation Subaccount
  (1/70).............................................  2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (1/70).............................................  2006      1.001          1.040           21,122

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (1/70)..................................  2006      1.002          1.046           21,240

  MSF MetLife Moderate Allocation Subaccount (1/70)..  2006      1.002          1.052               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (1/70)..................................  2006      1.002          1.057               --

  MSF MFS Total Return Subaccount (Class F) (1/70)...  2006      1.328          1.416          497,351

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2006      0.996          1.048               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2006      0.998          1.066               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.115          1.100           24,707
                                                       2005      1.114          1.115           25,921
                                                       2004      1.044          1.114           20,839
                                                       2003      1.000          1.044               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.054          1.073          175,473
                                                       2005      1.049          1.054          186,700
                                                       2004      1.021          1.049          181,307
                                                       2003      1.000          1.021           17,430

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.725          2.160               --
                                                       2005      1.568          1.725               --
                                                       2004      1.377          1.568               --
                                                       2003      1.000          1.377               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      2.004          2.304            1,801
                                                       2005      1.910          2.004            1,803
                                                       2004      1.544          1.910            1,804
                                                       2003      1.000          1.544               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.401          1.490               --
                                                       2005      1.314          1.401               --
                                                       2004      1.259          1.314               --
                                                       2003      1.000          1.259               --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.456          1.527               --
                                                       2005      1.421          1.456           99,779
                                                       2004      1.320          1.421           85,003
                                                       2003      1.000          1.320               --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.362          1.402               --
                                                       2005      1.278          1.362               --
                                                       2004      1.224          1.278               --
                                                       2003      1.000          1.224               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.026          1.089               --
                                                       2005      0.975          1.026               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.008          1.010               --
                                                       2005      1.000          1.008               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.037          1.073               --
                                                       2005      1.000          1.037               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.050          1.094               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.023          1.042               --
                                                       2005      1.013          1.023               --

  Travelers Managed Income Subaccount (3/03).........  2006      1.044          1.033               --
                                                       2005      1.050          1.044           65,473
                                                       2004      1.042          1.050           17,850
                                                       2003      1.000          1.042           17,850

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.514          1.606               --
                                                       2005      1.379          1.514               --
                                                       2004      1.214          1.379               --
                                                       2003      1.000          1.214               --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.489          1.574               --
                                                       2005      1.474          1.489               --
                                                       2004      1.318          1.474               --
                                                       2003      1.163          1.318               --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.288          1.328               --
                                                       2005      1.277          1.288          525,477
                                                       2004      1.168          1.277          283,008
                                                       2003      1.000          1.168           16,637

  Travelers MFS Value Subaccount (7/04)..............  2006      1.166          1.259               --
                                                       2005      1.118          1.166               --
                                                       2004      0.996          1.118               --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.613          1.851               --
                                                       2005      1.503          1.613            8,696
                                                       2004      1.324          1.503            8,837
                                                       2003      1.000          1.324               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.372          1.453               --
                                                       2005      1.320          1.372               --
                                                       2004      1.212          1.320               --
                                                       2003      1.000          1.212               --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      1.001          1.052               --
                                                       2005      1.000          1.001               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.109          1.119               --
                                                       2005      1.091          1.109           44,926
                                                       2004      1.015          1.091               --

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.372          1.430               --
                                                       2005      1.372          1.372               --
                                                       2004      1.270          1.372               --
                                                       2003      1.000          1.270               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.071          1.232               --
                                                       2005      1.000          1.071               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.980          1.122               --
                                                       2005      1.000          0.980               --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.321          1.369               --
                                                       2005      1.250          1.321               --
                                                       2004      1.228          1.250               --
                                                       2003      1.000          1.228               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2006      1.347          1.358               --
                                                       2005      1.273          1.347               --
                                                       2004      1.213          1.273               --
                                                       2003      1.000          1.213               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (3/03)...  2006      1.667          1.823           47,781
                                                       2005      1.455          1.667           49,290
                                                       2004      1.287          1.455           31,808
                                                       2003      1.000          1.287            8,347

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.036          2.243            2,004
                                                       2005      1.760          2.036            2,006
                                                       2004      1.440          1.760            2,008
                                                       2003      1.000          1.440               --

                         SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.201          1.254             --
                                                       2005      1.172          1.201             --
                                                       2004      1.076          1.172             --
                                                       2003      1.000          1.076             --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.234          1.201             --
                                                       2005      1.096          1.234             --
                                                       2004      1.033          1.096             --
                                                       2003      1.000          1.033             --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.323          1.561             --
                                                       2005      1.184          1.323             --
                                                       2004      1.065          1.184             --
                                                       2003      1.000          1.065             --

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.310          1.414             --
                                                       2005      1.150          1.310             --
                                                       2004      1.044          1.150             --
                                                       2003      1.000          1.044             --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.191          1.344             --
                                                       2005      1.148          1.191             --
                                                       2004      1.062          1.148             --
                                                       2003      1.000          1.062             --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.435          1.418             --
                                                       2005      1.239          1.435             --
                                                       2004      1.058          1.239             --
                                                       2003      1.000          1.058             --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.423          1.849             --
                                                       2005      1.355          1.423             --
                                                       2004      1.053          1.355             --
                                                       2003      1.000          1.053             --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.297          1.408             --
                                                       2005      1.201          1.297             --
                                                       2004      1.074          1.201             --
                                                       2003      1.050          1.074             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.294          1.440             --
                                                       2005      1.199          1.294             --
                                                       2004      1.067          1.199             --
                                                       2003      1.057          1.067             --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2006      1.030          1.193             --
                                                       2005      1.043          1.030             --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2006      1.157          1.232             --
                                                       2005      1.127          1.157             --
                                                       2004      1.031          1.127             --
                                                       2003      1.000          1.031             --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.260          1.462             --
                                                       2005      1.164          1.260             --
                                                       2004      1.055          1.164             --
                                                       2003      1.000          1.055             --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.652          2.073             --
                                                       2005      1.323          1.652             --
                                                       2004      1.083          1.323             --
                                                       2003      1.000          1.083             --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.336          1.590             --
                                                       2005      1.238          1.336             --
                                                       2004      1.066          1.238             --
                                                       2003      1.000          1.066             --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.307          1.560             --
                                                       2005      1.226          1.307             --
                                                       2004      1.078          1.226             --
                                                       2003      1.000          1.078             --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2006      1.342          1.490             --
                                                       2005      1.223          1.342             --
                                                       2004      1.036          1.223             --
                                                       2003      1.000          1.036             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.202          1.344             --
                                                       2005      1.180          1.202             --
                                                       2004      1.048          1.180             --
                                                       2003      1.000          1.048             --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/03)..........  2006      1.036          1.197             --
                                                       2005      1.059          1.036             --
                                                       2004      1.046          1.059             --
                                                       2003      1.000          1.046             --

  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2006      1.077          1.133             --
                                                       2005      1.034          1.077             --
                                                       2004      1.026          1.034             --
                                                       2003      1.000          1.026             --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (8/03).............................................  2006      1.223          1.352             --
                                                       2005      1.190          1.223             --
                                                       2004      1.050          1.190             --
                                                       2003      1.000          1.050             --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.154          1.335             --
                                                       2005      1.132          1.154             --
                                                       2004      1.067          1.132             --
                                                       2003      1.000          1.067             --

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.209          1.401             --
                                                       2005      1.158          1.209             --
                                                       2004      1.071          1.158             --
                                                       2003      1.000          1.071             --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.219          1.346             --
                                                       2005      1.186          1.219             --
                                                       2004      1.051          1.186             --
                                                       2003      1.000          1.051             --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/03).............  2006      1.154          1.297             --
                                                       2005      1.129          1.154             --
                                                       2004      1.059          1.129             --
                                                       2003      1.000          1.059             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (4/03).............................................  2006      1.075          1.110             --
                                                       2005      1.070          1.075             --
                                                       2004      1.023          1.070             --
                                                       2003      1.000          1.023             --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.170          1.320             --
                                                       2005      1.145          1.170             --
                                                       2004      1.061          1.145             --
                                                       2003      1.000          1.061             --

  LMPVPII Fundamental Value Subaccount (3/03)........  2006      1.163          1.330             --
                                                       2005      1.132          1.163             --
                                                       2004      1.068          1.132             --
                                                       2003      1.000          1.068             --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.993          1.013             --
                                                       2005      0.991          0.993             --
                                                       2004      1.000          0.991             --
                                                       2003      1.000          1.000             --

  LMPVPIII Aggressive Growth Subaccount (4/03).......  2006      1.267          1.350             --
                                                       2005      1.158          1.267             --
                                                       2004      1.075          1.158             --
                                                       2003      1.000          1.075             --

  LMPVPIII High Income Subaccount (3/03).............  2006      1.126          1.224             --
                                                       2005      1.120          1.126             --
                                                       2004      1.035          1.120             --
                                                       2003      1.000          1.035             --

  LMPVPIII Large Cap Growth Subaccount (5/03)........  2006      1.056          1.083             --
                                                       2005      1.025          1.056             --
                                                       2004      1.042          1.025             --
                                                       2003      1.000          1.042             --

  LMPVPIII Mid Cap Core Subaccount (3/03)............  2006      1.189          1.337             --
                                                       2005      1.120          1.189             --
                                                       2004      1.036          1.120             --
                                                       2003      1.000          1.036             --

  LMPVPIII Money Market Subaccount (3/03)............  2006      0.993          1.018             --
                                                       2005      0.986          0.993             --
                                                       2004      0.998          0.986             --
                                                       2003      1.000          0.998             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (3/03)............................  2006      1.147          1.277             --
                                                       2005      1.112          1.147             --
                                                       2004      1.065          1.112             --
                                                       2003      1.000          1.065             --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (4/03)........................  2006      1.100          1.191             --
                                                       2005      1.077          1.100             --
                                                       2004      1.047          1.077             --
                                                       2003      1.000          1.047             --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (3/03)........................  2006      1.207          1.362             --
                                                       2005      1.156          1.207             --
                                                       2004      1.070          1.156             --
                                                       2003      1.000          1.070             --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2006      1.126          1.239             --
                                                       2005      1.110          1.126             --
                                                       2004      1.061          1.110             --
                                                       2003      1.000          1.061             --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.201          1.380             --
                                                       2005      1.188          1.201             --
                                                       2004      1.076          1.188             --
                                                       2003      1.000          1.076             --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.390          1.529             --
                                                       2005      1.311          1.390             --
                                                       2004      1.079          1.311             --
                                                       2003      1.000          1.079             --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2006      1.373          1.450             --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.085          1.192             --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2006      1.508          1.656             --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.418          1.449             --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2006      1.001          1.073             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2006      0.970          1.069             --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.229          1.210             --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2006      1.231          1.218             --

  MIST MFS Value Subaccount (Class A) (1/70).........  2006      1.257          1.385             --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (1/70)..........................................  2006      1.003          1.216             --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2006      1.270          1.361             --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.114          1.104             --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2006      1.117          1.154             --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2006      1.003          1.026             --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2006      1.216          1.183             --

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2006      1.000          1.040             --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (1/70)..........................................  2006      1.000          1.181             --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2006      1.205          1.217             --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2006      1.226          1.254             --

  MSF MetLife Aggressive Allocation Subaccount
  (1/70).............................................  2006      1.002          1.057             --

  MSF MetLife Conservative Allocation Subaccount
  (1/70).............................................  2006      1.001          1.040             --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (1/70)..................................  2006      1.002          1.046             --

  MSF MetLife Moderate Allocation Subaccount (1/70)..  2006      1.002          1.051             --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (1/70)..................................  2006      1.002          1.056             --

  MSF MFS Total Return Subaccount (Class F) (1/70)...  2006      1.194          1.273             --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2006      0.996          1.048             --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2006      0.998          1.066             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.083          1.068             --
                                                       2005      1.083          1.083             --
                                                       2004      1.015          1.083             --
                                                       2003      1.000          1.015             --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.047          1.065             --
                                                       2005      1.043          1.047             --
                                                       2004      1.015          1.043             --
                                                       2003      1.000          1.015             --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.369          1.714             --
                                                       2005      1.246          1.369             --
                                                       2004      1.094          1.246             --
                                                       2003      1.000          1.094             --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.399          1.608             --
                                                       2005      1.334          1.399             --
                                                       2004      1.079          1.334             --
                                                       2003      1.000          1.079             --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.156          1.229             --
                                                       2005      1.085          1.156             --
                                                       2004      1.040          1.085             --
                                                       2003      1.000          1.040             --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.168          1.226             --
                                                       2005      1.141          1.168             --
                                                       2004      1.060          1.141             --
                                                       2003      1.000          1.060             --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.171          1.205             --
                                                       2005      1.099          1.171             --
                                                       2004      1.053          1.099             --
                                                       2003      1.000          1.053             --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.026          1.089             --
                                                       2005      0.975          1.026             --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.008          1.010             --
                                                       2005      1.000          1.008             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.037          1.072             --
                                                       2005      1.000          1.037             --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.050          1.093             --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.023          1.041             --
                                                       2005      1.013          1.023             --

  Travelers Managed Income Subaccount (3/03).........  2006      1.016          1.005             --
                                                       2005      1.023          1.016             --
                                                       2004      1.015          1.023             --
                                                       2003      1.000          1.015             --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.295          1.373             --
                                                       2005      1.180          1.295             --
                                                       2004      1.039          1.180             --
                                                       2003      1.000          1.039             --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.151          1.216             --
                                                       2005      1.140          1.151             --
                                                       2004      1.019          1.140             --
                                                       2003      1.000          1.019             --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.159          1.194             --
                                                       2005      1.149          1.159             --
                                                       2004      1.052          1.149             --
                                                       2003      1.000          1.052             --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.165          1.257             --
                                                       2005      1.117          1.165             --
                                                       2004      0.995          1.117             --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.314          1.508             --
                                                       2005      1.225          1.314             --
                                                       2004      1.080          1.225             --
                                                       2003      1.000          1.080             --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.198          1.270             --
                                                       2005      1.154          1.198             --
                                                       2004      1.060          1.154             --
                                                       2003      1.000          1.060             --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      1.001          1.052             --
                                                       2005      1.000          1.001             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.108          1.117             --
                                                       2005      1.091          1.108             --
                                                       2004      1.015          1.091             --

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.152          1.201             --
                                                       2005      1.153          1.152             --
                                                       2004      1.067          1.153             --
                                                       2003      1.000          1.067             --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.071          1.231             --
                                                       2005      1.000          1.071             --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.979          1.122             --
                                                       2005      1.000          0.979             --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.112          1.153             --
                                                       2005      1.053          1.112             --
                                                       2004      1.035          1.053             --
                                                       2003      1.000          1.035             --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2006      1.119          1.128             --
                                                       2005      1.058          1.119             --
                                                       2004      1.009          1.058             --
                                                       2003      1.000          1.009             --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (3/03)...  2006      1.355          1.482             --
                                                       2005      1.184          1.355             --
                                                       2004      1.048          1.184             --
                                                       2003      1.000          1.048             --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      1.525          1.679             --
                                                       2005      1.319          1.525             --
                                                       2004      1.080          1.319             --
                                                       2003      1.000          1.080             --

                         SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.458          1.521                --
                                                       2005      1.424          1.458           125,630
                                                       2004      1.309          1.424           123,107
                                                       2003      1.000          1.309            82,770

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.419          1.379                --
                                                       2005      1.263          1.419             1,800
                                                       2004      1.192          1.263             1,803
                                                       2003      1.000          1.192                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.696          1.998           512,308
                                                       2005      1.520          1.696           500,504
                                                       2004      1.369          1.520           381,108
                                                       2003      1.000          1.369           197,920

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.684          1.816         1,744,527
                                                       2005      1.482          1.684         1,626,853
                                                       2004      1.346          1.482         1,086,345
                                                       2003      1.000          1.346           747,497

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.472          1.659         1,620,192
                                                       2005      1.422          1.472         1,892,885
                                                       2004      1.317          1.422         1,978,364
                                                       2003      1.000          1.317         1,597,963

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.670          1.649                --
                                                       2005      1.444          1.670                --
                                                       2004      1.235          1.444                --
                                                       2003      1.088          1.235                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.748          2.267                --
                                                       2005      1.667          1.748            68,293
                                                       2004      1.297          1.667                --
                                                       2003      1.087          1.297                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.293          1.403                --
                                                       2005      1.199          1.293           483,216
                                                       2004      1.073          1.199             5,451
                                                       2003      1.000          1.073                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.290          1.435                --
                                                       2005      1.197          1.290           243,931
                                                       2004      1.067          1.197            25,758
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2006      1.029          1.190            46,675
                                                       2005      1.043          1.029            56,165

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2006      1.558          1.656           198,676
                                                       2005      1.520          1.558           427,657
                                                       2004      1.393          1.520           485,488
                                                       2003      1.000          1.393           463,523

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.501          1.739                --
                                                       2005      1.388          1.501         1,044,422
                                                       2004      1.260          1.388           482,240
                                                       2003      1.000          1.260           364,439

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.191          2.745            57,073
                                                       2005      1.757          2.191            69,075
                                                       2004      1.440          1.757            30,492
                                                       2003      1.000          1.440            15,709

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.753          2.083           189,071
                                                       2005      1.627          1.753           270,920
                                                       2004      1.403          1.627           248,572
                                                       2003      1.000          1.403           172,058

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.666          1.985                --
                                                       2005      1.564          1.666            74,182
                                                       2004      1.378          1.564                --
                                                       2003      1.114          1.378                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2006      1.697          1.881             1,796
                                                       2005      1.548          1.697             9,799
                                                       2004      1.314          1.548             9,799
                                                       2003      1.000          1.314             5,103

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.519          1.696                --
                                                       2005      1.493          1.519            59,228
                                                       2004      1.329          1.493            52,451
                                                       2003      1.000          1.329            42,618

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/03)..........  2006      1.197          1.381            28,476
                                                       2005      1.226          1.197            61,726
                                                       2004      1.212          1.226            70,319
                                                       2003      1.000          1.212            55,974

  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2006      1.374          1.443                --
                                                       2005      1.321          1.374             2,392
                                                       2004      1.313          1.321             2,533
                                                       2003      1.000          1.313                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (8/03).............................................  2006      1.665          1.839            73,565
                                                       2005      1.622          1.665            28,590
                                                       2004      1.434          1.622            26,277
                                                       2003      1.000          1.434            19,260

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.512          1.747            10,758
                                                       2005      1.485          1.512            36,033
                                                       2004      1.402          1.485            52,527
                                                       2003      1.000          1.402            50,808

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.490          1.724            44,638
                                                       2005      1.430          1.490            44,940
                                                       2004      1.324          1.430            44,943
                                                       2003      1.000          1.324            52,094

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.765          1.947            85,549
                                                       2005      1.720          1.765            95,267
                                                       2004      1.527          1.720            91,820
                                                       2003      1.000          1.527            81,822

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/03).............  2006      1.325          1.488           293,399
                                                       2005      1.299          1.325           320,844
                                                       2004      1.221          1.299           322,171
                                                       2003      1.000          1.221           296,363

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (4/03).............................................  2006      1.125          1.160           134,148
                                                       2005      1.121          1.125           145,669
                                                       2004      1.074          1.121           211,726
                                                       2003      1.000          1.074           260,925

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.386          1.561           114,144
                                                       2005      1.359          1.386           197,390
                                                       2004      1.260          1.359           189,839
                                                       2003      1.000          1.260           180,603

  LMPVPII Fundamental Value Subaccount (3/03)........  2006      1.525          1.742           341,765
                                                       2005      1.487          1.525           392,904
                                                       2004      1.405          1.487           453,857
                                                       2003      1.000          1.405           224,738

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.988          1.006            34,787
                                                       2005      0.987          0.988            65,556
                                                       2004      0.997          0.987           161,860
                                                       2003      1.000          0.997           177,825

  LMPVPIII Aggressive Growth Subaccount (4/03).......  2006      1.525          1.623           294,300
                                                       2005      1.396          1.525           405,879
                                                       2004      1.298          1.396           527,683
                                                       2003      1.000          1.298           397,075

  LMPVPIII High Income Subaccount (3/03).............  2006      1.282          1.392           386,381
                                                       2005      1.277          1.282           422,770
                                                       2004      1.182          1.277           467,399
                                                       2003      1.000          1.182           282,311

  LMPVPIII Large Cap Growth Subaccount (5/03)........  2006      1.395          1.427            76,975
                                                       2005      1.355          1.395           191,084
                                                       2004      1.380          1.355           252,209
                                                       2003      1.000          1.380           218,751

  LMPVPIII Mid Cap Core Subaccount (3/03)............  2006      1.482          1.665           243,612
                                                       2005      1.399          1.482           164,264
                                                       2004      1.295          1.399           161,021
                                                       2003      1.000          1.295            96,452

  LMPVPIII Money Market Subaccount (3/03)............  2006      0.980          1.003           443,433
                                                       2005      0.975          0.980           382,547
                                                       2004      0.988          0.975           456,718
                                                       2003      1.000          0.988         1,355,652

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (3/03)............................  2006      1.377          1.531         2,969,415
                                                       2005      1.338          1.377         3,792,746
                                                       2004      1.282          1.338         4,299,405
                                                       2003      1.000          1.282         2,351,951

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (4/03)........................  2006      1.244          1.345         1,648,259
                                                       2005      1.220          1.244         1,859,119
                                                       2004      1.187          1.220         1,921,984
                                                       2003      1.000          1.187         1,323,479

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (3/03)........................  2006      1.468          1.654           242,257
                                                       2005      1.408          1.468           297,472
                                                       2004      1.306          1.408           319,461
                                                       2003      1.000          1.306           191,942

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2006      1.338          1.470           263,477
                                                       2005      1.321          1.338           293,590
                                                       2004      1.265          1.321           321,677
                                                       2003      1.000          1.265           107,186

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.378          1.581           154,426
                                                       2005      1.364          1.378           290,525
                                                       2004      1.238          1.364           145,805
                                                       2003      1.000          1.238           132,649

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.610          1.767           998,815
                                                       2005      1.520          1.610           996,717
                                                       2004      1.253          1.520           259,454
                                                       2003      1.000          1.253           224,172

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2006      1.596          1.683           797,075

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.083          1.190            13,637

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2006      1.839          2.019            55,736

  MIST Janus Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.649          1.684            33,296

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2006      1.001          1.072           937,447

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2006      0.970          1.068            23,129

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.480          1.457            61,682

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2006      1.229          1.215                --

  MIST MFS Value Subaccount (Class A) (1/70).........  2006      1.254          1.380             7,858

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (1/70)..........................................  2006      1.003          1.215           144,521

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2006      1.445          1.547            69,816

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.112          1.101                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2006      1.114          1.149           134,496

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2006      1.003          1.025           396,002

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2006      1.564          1.521            17,371

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2006      1.000          1.061           276,541

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (1/70)..........................................  2006      1.000          1.393             8,679

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2006      1.393          1.406           119,635

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2006      1.518          1.551           143,699

  MSF MetLife Aggressive Allocation Subaccount
  (1/70).............................................  2006      1.002          1.056                --

  MSF MetLife Conservative Allocation Subaccount
  (1/70).............................................  2006      1.001          1.038                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (1/70)..................................  2006      1.002          1.045           106,403

  MSF MetLife Moderate Allocation Subaccount (1/70)..  2006      1.002          1.050           135,410

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (1/70)..................................  2006      1.002          1.055                --

  MSF MFS Total Return Subaccount (Class F) (1/70)...  2006      1.320          1.405           993,044

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2006      0.996          1.047           861,680

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2006      0.998          1.064             2,538

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.109          1.092           193,388
                                                       2005      1.110          1.109           209,029
                                                       2004      1.042          1.110           209,905
                                                       2003      1.000          1.042           104,830

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.048          1.064         1,082,038
                                                       2005      1.046          1.048         1,303,191
                                                       2004      1.019          1.046         1,486,745
                                                       2003      1.000          1.019         1,312,100

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.716          2.144            70,497
                                                       2005      1.563          1.716            47,285
                                                       2004      1.375          1.563            47,541
                                                       2003      1.000          1.375            94,637

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.993          2.286            95,166
                                                       2005      1.903          1.993            93,569
                                                       2004      1.541          1.903            88,443
                                                       2003      1.000          1.541            74,439

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.393          1.480                --
                                                       2005      1.309          1.393            79,708
                                                       2004      1.257          1.309            83,744
                                                       2003      1.000          1.257            87,325

  Travelers Equity Income Subaccount (3/03)..........  2006      1.448          1.518                --
                                                       2005      1.416          1.448           219,540
                                                       2004      1.318          1.416           135,702
                                                       2003      1.000          1.318           117,149

  Travelers Large Cap Subaccount (7/03)..............  2006      1.354          1.393                --
                                                       2005      1.274          1.354            78,821
                                                       2004      1.222          1.274            78,512
                                                       2003      1.000          1.222            13,476

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.025          1.088                --
                                                       2005      0.975          1.025                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.007          1.009                --
                                                       2005      1.000          1.007                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.036          1.071                --
                                                       2005      1.000          1.036            15,133

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.049          1.092                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.022          1.040                --
                                                       2005      1.013          1.022            48,633

  Travelers Managed Income Subaccount (3/03).........  2006      1.038          1.026                --
                                                       2005      1.047          1.038           365,974
                                                       2004      1.040          1.047           436,370
                                                       2003      1.000          1.040           400,369

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.506          1.596                --
                                                       2005      1.374          1.506           774,587
                                                       2004      1.212          1.374            26,955
                                                       2003      1.000          1.212            25,929

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.481          1.564                --
                                                       2005      1.469          1.481            19,350
                                                       2004      1.316          1.469                --
                                                       2003      1.162          1.316                --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.281          1.320                --
                                                       2005      1.272          1.281         1,181,812
                                                       2004      1.167          1.272         1,031,179
                                                       2003      1.000          1.167           849,125

  Travelers MFS Value Subaccount (7/04)..............  2006      1.163          1.254                --
                                                       2005      1.116          1.163            47,504
                                                       2004      0.995          1.116                --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.604          1.839                --
                                                       2005      1.497          1.604            74,504
                                                       2004      1.322          1.497            77,858
                                                       2003      1.000          1.322            43,023

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.364          1.445                --
                                                       2005      1.316          1.364            23,638
                                                       2004      1.210          1.316            42,752
                                                       2003      1.000          1.210            19,456

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      1.000          1.051                --
                                                       2005      1.000          1.000                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.105          1.114                --
                                                       2005      1.090          1.105           102,014
                                                       2004      1.015          1.090            58,839

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.365          1.421                --
                                                       2005      1.367          1.365            90,490
                                                       2004      1.268          1.367            90,905
                                                       2003      1.000          1.268            15,532

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.070          1.229                --
                                                       2005      1.000          1.070                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.979          1.120                --
                                                       2005      1.000          0.979                --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.314          1.361                --
                                                       2005      1.246          1.314             8,681
                                                       2004      1.226          1.246             9,636
                                                       2003      1.000          1.226             9,148

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2006      1.339          1.348            17,778
                                                       2005      1.269          1.339           351,718
                                                       2004      1.211          1.269           352,656
                                                       2003      1.000          1.211           311,266

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (3/03)...  2006      1.657          1.809           237,566
                                                       2005      1.450          1.657           256,435
                                                       2004      1.285          1.450           223,782
                                                       2003      1.000          1.285           183,952

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.025          2.227           137,935
                                                       2005      1.754          2.025           187,358
                                                       2004      1.438          1.754           111,689
                                                       2003      1.000          1.438           103,075

                         SEPARATE ACCOUNT CHARGES 2.25%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.196          1.248              --
                                                       2005      1.170          1.196              --
                                                       2004      1.075          1.170              --
                                                       2003      1.000          1.075              --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.229          1.194              --
                                                       2005      1.094          1.229              --
                                                       2004      1.033          1.094              --
                                                       2003      1.000          1.033              --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.318          1.552              --
                                                       2005      1.181          1.318              --
                                                       2004      1.065          1.181              --
                                                       2003      1.000          1.065              --

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.304          1.405              --
                                                       2005      1.148          1.304              --
                                                       2004      1.043          1.148              --
                                                       2003      1.000          1.043              --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.186          1.336              --
                                                       2005      1.146          1.186              --
                                                       2004      1.062          1.146              --
                                                       2003      1.000          1.062              --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.429          1.411              --
                                                       2005      1.236          1.429              --
                                                       2004      1.058          1.236              --
                                                       2003      1.000          1.058              --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.417          1.838              --
                                                       2005      1.352          1.417           4,502
                                                       2004      1.052          1.352              --
                                                       2003      1.000          1.052              --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.291          1.401              --
                                                       2005      1.199          1.291              --
                                                       2004      1.073          1.199              --
                                                       2003      1.050          1.073              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.289          1.433              --
                                                       2005      1.197          1.289              --
                                                       2004      1.067          1.197              --
                                                       2003      1.057          1.067              --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2006      1.028          1.189              --
                                                       2005      1.043          1.028              --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2006      1.152          1.224              --
                                                       2005      1.124          1.152              --
                                                       2004      1.031          1.124              --
                                                       2003      1.000          1.031              --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.255          1.453              --
                                                       2005      1.161          1.255              --
                                                       2004      1.054          1.161              --
                                                       2003      1.000          1.054              --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.645          2.060              --
                                                       2005      1.320          1.645              --
                                                       2004      1.082          1.320              --
                                                       2003      1.000          1.082              --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.331          1.580              --
                                                       2005      1.235          1.331              --
                                                       2004      1.066          1.235              --
                                                       2003      1.000          1.066              --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.302          1.550              --
                                                       2005      1.223          1.302              --
                                                       2004      1.078          1.223              --
                                                       2003      1.000          1.078              --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2006      1.337          1.481              --
                                                       2005      1.220          1.337              --
                                                       2004      1.036          1.220              --
                                                       2003      1.000          1.036              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.197          1.336              --
                                                       2005      1.177          1.197              --
                                                       2004      1.048          1.177              --
                                                       2003      1.000          1.048              --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/03)..........  2006      1.031          1.189              --
                                                       2005      1.057          1.031              --
                                                       2004      1.045          1.057              --
                                                       2003      1.000          1.045              --

  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2006      1.072          1.126              --
                                                       2005      1.032          1.072              --
                                                       2004      1.026          1.032              --
                                                       2003      1.000          1.026              --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (8/03).............................................  2006      1.217          1.344              --
                                                       2005      1.187          1.217              --
                                                       2004      1.050          1.187              --
                                                       2003      1.000          1.050              --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.149          1.327              --
                                                       2005      1.129          1.149              --
                                                       2004      1.066          1.129              --
                                                       2003      1.000          1.066              --

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.204          1.392              --
                                                       2005      1.156          1.204              --
                                                       2004      1.071          1.156              --
                                                       2003      1.000          1.071              --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.213          1.338              --
                                                       2005      1.183          1.213              --
                                                       2004      1.051          1.183              --
                                                       2003      1.000          1.051              --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/03).............  2006      1.149          1.289              --
                                                       2005      1.126          1.149              --
                                                       2004      1.059          1.126              --
                                                       2003      1.000          1.059              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (4/03).............................................  2006      1.071          1.103              --
                                                       2005      1.068          1.071              --
                                                       2004      1.023          1.068              --
                                                       2003      1.000          1.023              --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.165          1.311              --
                                                       2005      1.143          1.165              --
                                                       2004      1.060          1.143              --
                                                       2003      1.000          1.060              --

  LMPVPII Fundamental Value Subaccount (3/03)........  2006      1.158          1.322              --
                                                       2005      1.130          1.158              --
                                                       2004      1.068          1.130              --
                                                       2003      1.000          1.068              --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.989          1.007              --
                                                       2005      0.988          0.989              --
                                                       2004      0.999          0.988              --
                                                       2003      1.000          0.999              --

  LMPVPIII Aggressive Growth Subaccount (4/03).......  2006      1.261          1.342              --
                                                       2005      1.155          1.261              --
                                                       2004      1.075          1.155              --
                                                       2003      1.000          1.075              --

  LMPVPIII High Income Subaccount (3/03).............  2006      1.121          1.217              --
                                                       2005      1.117          1.121           5,612
                                                       2004      1.035          1.117              --
                                                       2003      1.000          1.035              --

  LMPVPIII Large Cap Growth Subaccount (5/03)........  2006      1.052          1.076              --
                                                       2005      1.022          1.052              --
                                                       2004      1.042          1.022              --
                                                       2003      1.000          1.042              --

  LMPVPIII Mid Cap Core Subaccount (3/03)............  2006      1.184          1.329              --
                                                       2005      1.118          1.184              --
                                                       2004      1.035          1.118              --
                                                       2003      1.000          1.035              --

  LMPVPIII Money Market Subaccount (3/03)............  2006      0.989          1.012              --
                                                       2005      0.984          0.989              --
                                                       2004      0.998          0.984              --
                                                       2003      1.000          0.998              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (3/03)............................  2006      1.142          1.269              --
                                                       2005      1.110          1.142              --
                                                       2004      1.064          1.110              --
                                                       2003      1.000          1.064              --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (4/03)........................  2006      1.095          1.183              --
                                                       2005      1.074          1.095              --
                                                       2004      1.046          1.074              --
                                                       2003      1.000          1.046              --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (3/03)........................  2006      1.202          1.354              --
                                                       2005      1.154          1.202              --
                                                       2004      1.070          1.154              --
                                                       2003      1.000          1.070              --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2006      1.121          1.231              --
                                                       2005      1.107          1.121              --
                                                       2004      1.061          1.107              --
                                                       2003      1.000          1.061              --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.196          1.372              --
                                                       2005      1.185          1.196              --
                                                       2004      1.076          1.185              --
                                                       2003      1.000          1.076              --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.384          1.519              --
                                                       2005      1.308          1.384              --
                                                       2004      1.079          1.308              --
                                                       2003      1.000          1.079              --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2006      1.366          1.440              --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.082          1.189              --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2006      1.500          1.646              --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.411          1.440              --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2006      1.001          1.071              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2006      0.970          1.067              --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.223          1.202              --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2006      1.229          1.214              --

  MIST MFS Value Subaccount (Class A) (1/70).........  2006      1.252          1.378              --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (1/70)..........................................  2006      1.003          1.215              --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2006      1.263          1.353              --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.111          1.101              --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2006      1.113          1.148              --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2006      1.003          1.024              --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2006      1.210          1.176              --

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2006      1.000          1.033              --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (1/70)..........................................  2006      1.000          1.174              --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2006      1.199          1.210              --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2006      1.220          1.246              --

  MSF MetLife Aggressive Allocation Subaccount
  (1/70).............................................  2006      1.002          1.056              --

  MSF MetLife Conservative Allocation Subaccount
  (1/70).............................................  2006      1.001          1.038              --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (1/70)..................................  2006      1.002          1.045              --

  MSF MetLife Moderate Allocation Subaccount (1/70)..  2006      1.002          1.050              --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (1/70)..................................  2006      1.002          1.055              --

  MSF MFS Total Return Subaccount (Class F) (1/70)...  2006      1.188          1.265              --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2006      0.996          1.046              --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2006      0.998          1.064              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.078          1.062              --
                                                       2005      1.080          1.078              --
                                                       2004      1.014          1.080              --
                                                       2003      1.000          1.014              --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.043          1.058              --
                                                       2005      1.041          1.043              --
                                                       2004      1.015          1.041              --
                                                       2003      1.000          1.015              --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.364          1.703              --
                                                       2005      1.243          1.364              --
                                                       2004      1.094          1.243              --
                                                       2003      1.000          1.094              --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.393          1.598              --
                                                       2005      1.331          1.393              --
                                                       2004      1.078          1.331              --
                                                       2003      1.000          1.078              --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.151          1.223              --
                                                       2005      1.082          1.151              --
                                                       2004      1.039          1.082              --
                                                       2003      1.000          1.039              --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.163          1.220              --
                                                       2005      1.139          1.163              --
                                                       2004      1.060          1.139              --
                                                       2003      1.000          1.060              --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.166          1.199              --
                                                       2005      1.097          1.166              --
                                                       2004      1.053          1.097              --
                                                       2003      1.000          1.053              --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.025          1.088              --
                                                       2005      0.975          1.025              --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.007          1.008              --
                                                       2005      1.000          1.007              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.036          1.071              --
                                                       2005      1.000          1.036              --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.049          1.092              --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.022          1.040              --
                                                       2005      1.013          1.022              --

  Travelers Managed Income Subaccount (3/03).........  2006      1.012          1.000              --
                                                       2005      1.021          1.012              --
                                                       2004      1.015          1.021              --
                                                       2003      1.000          1.015              --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.289          1.366              --
                                                       2005      1.177          1.289              --
                                                       2004      1.039          1.177              --
                                                       2003      1.000          1.039              --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.146          1.210              --
                                                       2005      1.137          1.146              --
                                                       2004      1.019          1.137              --
                                                       2003      1.000          1.019              --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.154          1.188              --
                                                       2005      1.146          1.154              --
                                                       2004      1.051          1.146              --
                                                       2003      1.000          1.051              --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.162          1.252              --
                                                       2005      1.116          1.162              --
                                                       2004      0.995          1.116              --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.309          1.500              --
                                                       2005      1.222          1.309              --
                                                       2004      1.080          1.222              --
                                                       2003      1.000          1.080              --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.193          1.263              --
                                                       2005      1.151          1.193              --
                                                       2004      1.060          1.151              --
                                                       2003      1.000          1.060              --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      1.000          1.050              --
                                                       2005      1.000          1.000              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.104          1.113              --
                                                       2005      1.089          1.104           5,689
                                                       2004      1.015          1.089              --

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.147          1.195              --
                                                       2005      1.150          1.147              --
                                                       2004      1.067          1.150              --
                                                       2003      1.000          1.067              --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.070          1.229              --
                                                       2005      1.000          1.070              --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.979          1.120              --
                                                       2005      1.000          0.979              --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.107          1.147              --
                                                       2005      1.051          1.107              --
                                                       2004      1.034          1.051              --
                                                       2003      1.000          1.034              --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2006      1.114          1.121              --
                                                       2005      1.056          1.114              --
                                                       2004      1.009          1.056              --
                                                       2003      1.000          1.009              --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (3/03)...  2006      1.350          1.473              --
                                                       2005      1.181          1.350              --
                                                       2004      1.047          1.181              --
                                                       2003      1.000          1.047              --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      1.518          1.669              --
                                                       2005      1.316          1.518              --
                                                       2004      1.079          1.316              --
                                                       2003      1.000          1.079              --

                         SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.454          1.516               --
                                                       2005      1.422          1.454               --
                                                       2004      1.308          1.422               --
                                                       2003      1.057          1.308               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.415          1.374               --
                                                       2005      1.261          1.415            2,292
                                                       2004      1.191          1.261            6,311
                                                       2003      1.100          1.191               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.691          1.991           26,735
                                                       2005      1.517          1.691           26,058
                                                       2004      1.368          1.517          126,868
                                                       2003      1.002          1.368           70,473

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.680          1.809          291,060
                                                       2005      1.479          1.680          315,078
                                                       2004      1.345          1.479          426,688
                                                       2003      1.012          1.345          157,015

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.468          1.653          171,822
                                                       2005      1.420          1.468          194,614
                                                       2004      1.316          1.420          283,743
                                                       2003      1.000          1.316           78,319

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.665          1.644               --
                                                       2005      1.442          1.665           77,894
                                                       2004      1.234          1.442           53,823
                                                       2003      1.088          1.234           19,499

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.743          2.259               --
                                                       2005      1.664          1.743           58,953
                                                       2004      1.296          1.664          186,675
                                                       2003      1.087          1.296           50,725

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.290          1.400               --
                                                       2005      1.198          1.290          106,689
                                                       2004      1.073          1.198           50,712
                                                       2003      1.050          1.073            4,763

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.287          1.431               --
                                                       2005      1.196          1.287           45,237
                                                       2004      1.067          1.196           38,469
                                                       2003      1.057          1.067            4,732

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2006      1.028          1.188          158,707
                                                       2005      1.043          1.028          167,451

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2006      1.553          1.650               --
                                                       2005      1.517          1.553               --
                                                       2004      1.392          1.517               --
                                                       2003      0.992          1.392               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.497          1.732               --
                                                       2005      1.386          1.497           27,284
                                                       2004      1.259          1.386           42,172
                                                       2003      1.044          1.259           36,731

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.185          2.735           30,105
                                                       2005      1.754          2.185           41,382
                                                       2004      1.439          1.754          160,590
                                                       2003      1.036          1.439           41,587

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.748          2.075           99,205
                                                       2005      1.624          1.748          104,647
                                                       2004      1.402          1.624               --
                                                       2003      1.107          1.402               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.661          1.977               --
                                                       2005      1.561          1.661           70,609
                                                       2004      1.377          1.561           72,419
                                                       2003      1.114          1.377           11,625

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2006      1.692          1.874               --
                                                       2005      1.545          1.692               --
                                                       2004      1.313          1.545               --
                                                       2003      1.000          1.313               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.515          1.690               --
                                                       2005      1.491          1.515           18,329
                                                       2004      1.328          1.491           18,355
                                                       2003      1.055          1.328               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/03)..........  2006      1.194          1.376               --
                                                       2005      1.224          1.194               --
                                                       2004      1.211          1.224               --
                                                       2003      1.042          1.211               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2006      1.370          1.438               --
                                                       2005      1.319          1.370               --
                                                       2004      1.312          1.319               --
                                                       2003      1.166          1.312               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (8/03).............................................  2006      1.660          1.832               --
                                                       2005      1.619          1.660               --
                                                       2004      1.433          1.619               --
                                                       2003      1.206          1.433               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.508          1.740           13,037
                                                       2005      1.483          1.508           12,430
                                                       2004      1.401          1.483          136,986
                                                       2003      1.013          1.401           42,336

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.486          1.718               --
                                                       2005      1.427          1.486               --
                                                       2004      1.323          1.427               --
                                                       2003      0.970          1.323               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.760          1.940           17,684
                                                       2005      1.717          1.760           17,725
                                                       2004      1.526          1.717          128,631
                                                       2003      1.138          1.526           38,622

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/03).............  2006      1.322          1.483               --
                                                       2005      1.297          1.322               --
                                                       2004      1.220          1.297               --
                                                       2003      1.008          1.220               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (4/03).............................................  2006      1.122          1.156               --
                                                       2005      1.119          1.122               --
                                                       2004      1.073          1.119               --
                                                       2003      1.013          1.073               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.382          1.555           20,472
                                                       2005      1.357          1.382           20,472
                                                       2004      1.259          1.357           49,080
                                                       2003      1.051          1.259           39,527

  LMPVPII Fundamental Value Subaccount (3/03)........  2006      1.521          1.736               --
                                                       2005      1.485          1.521               --
                                                       2004      1.404          1.485               --
                                                       2003      1.000          1.404               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.986          1.003           28,559
                                                       2005      0.985          0.986           28,217
                                                       2004      0.997          0.985           57,761
                                                       2003      0.999          0.997               --

  LMPVPIII Aggressive Growth Subaccount (4/03).......  2006      1.521          1.617               --
                                                       2005      1.394          1.521               --
                                                       2004      1.297          1.394               --
                                                       2003      1.014          1.297               --

  LMPVPIII High Income Subaccount (3/03).............  2006      1.278          1.387               --
                                                       2005      1.275          1.278               --
                                                       2004      1.181          1.275               --
                                                       2003      1.000          1.181               --

  LMPVPIII Large Cap Growth Subaccount (5/03)........  2006      1.391          1.422               --
                                                       2005      1.352          1.391               --
                                                       2004      1.379          1.352               --
                                                       2003      1.090          1.379               --

  LMPVPIII Mid Cap Core Subaccount (3/03)............  2006      1.478          1.658               --
                                                       2005      1.396          1.478               --
                                                       2004      1.294          1.396               --
                                                       2003      1.000          1.294               --

  LMPVPIII Money Market Subaccount (3/03)............  2006      0.978          1.000               --
                                                       2005      0.973          0.978               --
                                                       2004      0.987          0.973               --
                                                       2003      1.000          0.987               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (3/03)............................  2006      1.374          1.525               --
                                                       2005      1.335          1.374               --
                                                       2004      1.281          1.335               --
                                                       2003      1.000          1.281               --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (4/03)........................  2006      1.241          1.340               --
                                                       2005      1.218          1.241               --
                                                       2004      1.187          1.218               --
                                                       2003      1.032          1.187               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (3/03)........................  2006      1.464          1.648               --
                                                       2005      1.406          1.464               --
                                                       2004      1.305          1.406               --
                                                       2003      0.973          1.305               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2006      1.334          1.464               --
                                                       2005      1.318          1.334               --
                                                       2004      1.264          1.318               --
                                                       2003      1.006          1.264               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.374          1.575          208,946
                                                       2005      1.362          1.374          233,964
                                                       2004      1.237          1.362          347,989
                                                       2003      1.026          1.237          109,832

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.605          1.761          140,490
                                                       2005      1.518          1.605          156,160
                                                       2004      1.252          1.518          279,710
                                                       2003      1.055          1.252           61,174

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2006      1.591          1.677           13,487

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.081          1.188               --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2006      1.834          2.011           11,282

  MIST Janus Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.644          1.678           79,984

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2006      1.001          1.071               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2006      0.970          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.476          1.451            9,245

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2006      1.228          1.213               --

  MIST MFS Value Subaccount (Class A) (1/70).........  2006      1.251          1.376          146,262

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (1/70)..........................................  2006      1.003          1.214           51,901

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2006      1.440          1.542               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.110          1.100               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2006      1.112          1.146           11,352

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2006      1.003          1.024           47,235

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2006      1.559          1.515               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2006      1.000          1.057               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (1/70)..........................................  2006      1.000          1.388               --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2006      1.389          1.401            5,460

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2006      1.513          1.545           74,381

  MSF MetLife Aggressive Allocation Subaccount
  (1/70).............................................  2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (1/70).............................................  2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (1/70)..................................  2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (1/70)..  2006      1.002          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (1/70)..................................  2006      1.002          1.054               --

  MSF MFS Total Return Subaccount (Class F) (1/70)...  2006      1.316          1.400          247,511

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2006      0.996          1.046          258,838

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2006      0.998          1.064            3,401

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.106          1.088          125,987
                                                       2005      1.109          1.106          127,997
                                                       2004      1.042          1.109          130,130
                                                       2003      1.019          1.042          103,321

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.045          1.060          245,707
                                                       2005      1.044          1.045          248,940
                                                       2004      1.018          1.044          169,389
                                                       2003      1.000          1.018            2,667

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.711          2.135               --
                                                       2005      1.560          1.711               --
                                                       2004      1.374          1.560               --
                                                       2003      1.000          1.374               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.987          2.278               --
                                                       2005      1.900          1.987               --
                                                       2004      1.540          1.900               --
                                                       2003      1.014          1.540               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.389          1.476               --
                                                       2005      1.307          1.389            9,245
                                                       2004      1.256          1.307           11,840
                                                       2003      1.064          1.256           13,759

  Travelers Equity Income Subaccount (3/03)..........  2006      1.444          1.513               --
                                                       2005      1.414          1.444           73,850
                                                       2004      1.317          1.414           76,418
                                                       2003      0.968          1.317           30,590

  Travelers Large Cap Subaccount (7/03)..............  2006      1.351          1.389               --
                                                       2005      1.271          1.351            5,460
                                                       2004      1.221          1.271            5,460
                                                       2003      1.119          1.221            5,460

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.025          1.087               --
                                                       2005      0.975          1.025               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.006          1.008               --
                                                       2005      1.000          1.006               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.036          1.070               --
                                                       2005      1.000          1.036               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.048          1.091               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.022          1.039               --
                                                       2005      1.013          1.022               --

  Travelers Managed Income Subaccount (3/03).........  2006      1.035          1.023               --
                                                       2005      1.045          1.035               --
                                                       2004      1.039          1.045               --
                                                       2003      1.000          1.039               --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.502          1.591               --
                                                       2005      1.371          1.502           15,033
                                                       2004      1.211          1.371           15,693
                                                       2003      1.006          1.211               --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.477          1.559               --
                                                       2005      1.466          1.477               --
                                                       2004      1.315          1.466            8,152
                                                       2003      1.162          1.315               --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.278          1.316               --
                                                       2005      1.270          1.278          235,128
                                                       2004      1.166          1.270          159,364
                                                       2003      1.000          1.166           41,365

  Travelers MFS Value Subaccount (7/04)..............  2006      1.161          1.251               --
                                                       2005      1.115          1.161          154,295
                                                       2004      0.995          1.115               --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.600          1.834               --
                                                       2005      1.495          1.600           23,153
                                                       2004      1.321          1.495           24,120
                                                       2003      1.086          1.321               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.361          1.440               --
                                                       2005      1.314          1.361               --
                                                       2004      1.210          1.314               --
                                                       2003      1.052          1.210               --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      1.000          1.050               --
                                                       2005      1.000          1.000               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.103          1.112               --
                                                       2005      1.089          1.103           10,026
                                                       2004      1.015          1.089               --

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.361          1.417               --
                                                       2005      1.365          1.361               --
                                                       2004      1.267          1.365               --
                                                       2003      1.072          1.267            4,410

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.069          1.228               --
                                                       2005      1.000          1.069               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.978          1.120               --
                                                       2005      1.000          0.978               --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.310          1.357               --
                                                       2005      1.243          1.310               --
                                                       2004      1.225          1.243               --
                                                       2003      1.120          1.225               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2006      1.336          1.343               --
                                                       2005      1.266          1.336               --
                                                       2004      1.211          1.266               --
                                                       2003      1.053          1.211               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (3/03)...  2006      1.653          1.802               --
                                                       2005      1.447          1.653               --
                                                       2004      1.284          1.447               --
                                                       2003      1.000          1.284               --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.019          2.218           23,427
                                                       2005      1.751          2.019           45,590
                                                       2004      1.437          1.751          160,324
                                                       2003      0.999          1.437           47,036

                         SEPARATE ACCOUNT CHARGES 2.40%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.450          1.511                --
                                                       2005      1.419          1.450            23,616
                                                       2004      1.307          1.419            23,620
                                                       2003      1.000          1.307            23,621

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.411          1.369                --
                                                       2005      1.258          1.411            53,453
                                                       2004      1.190          1.258            53,453
                                                       2003      1.000          1.190                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.687          1.983           295,104
                                                       2005      1.514          1.687           295,274
                                                       2004      1.367          1.514           288,223
                                                       2003      1.000          1.367           173,170

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.675          1.802           448,486
                                                       2005      1.476          1.675           482,424
                                                       2004      1.344          1.476           455,603
                                                       2003      1.000          1.344           325,574

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.464          1.647           795,245
                                                       2005      1.417          1.464           835,498
                                                       2004      1.315          1.417           859,612
                                                       2003      1.000          1.315           433,447

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.661          1.639                --
                                                       2005      1.439          1.661            12,196
                                                       2004      1.233          1.439                --
                                                       2003      1.088          1.233                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.738          2.250                --
                                                       2005      1.661          1.738                --
                                                       2004      1.295          1.661                --
                                                       2003      1.087          1.295                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.287          1.396                --
                                                       2005      1.197          1.287            12,329
                                                       2004      1.073          1.197                --
                                                       2003      1.000          1.073                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.284          1.428                --
                                                       2005      1.195          1.284                --
                                                       2004      1.066          1.195                --
                                                       2003      1.000          1.066                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2006      1.027          1.186                --
                                                       2005      1.043          1.027                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2006      1.549          1.644            11,017
                                                       2005      1.514          1.549            11,026
                                                       2004      1.391          1.514            62,706
                                                       2003      1.000          1.391            59,353

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.493          1.726                --
                                                       2005      1.383          1.493           109,097
                                                       2004      1.258          1.383           105,589
                                                       2003      1.000          1.258            95,642

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.179          2.725             6,749
                                                       2005      1.751          2.179             6,751
                                                       2004      1.438          1.751             6,753
                                                       2003      1.000          1.438             6,755

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.744          2.067            33,123
                                                       2005      1.621          1.744            33,803
                                                       2004      1.401          1.621            51,302
                                                       2003      1.000          1.401            38,721

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.656          1.970                --
                                                       2005      1.558          1.656            56,292
                                                       2004      1.376          1.558                --
                                                       2003      1.114          1.376                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2006      1.687          1.867            20,803
                                                       2005      1.543          1.687            20,803
                                                       2004      1.312          1.543            20,803
                                                       2003      1.000          1.312            20,803

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.511          1.684                --
                                                       2005      1.488          1.511            16,625
                                                       2004      1.327          1.488            16,625
                                                       2003      1.000          1.327            16,625

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/03)..........  2006      1.190          1.371                --
                                                       2005      1.222          1.190                --
                                                       2004      1.210          1.222                --
                                                       2003      1.000          1.210                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2006      1.367          1.432             6,174
                                                       2005      1.317          1.367             6,174
                                                       2004      1.311          1.317             6,174
                                                       2003      1.000          1.311             6,174

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (8/03).............................................  2006      1.656          1.825            41,685
                                                       2005      1.616          1.656            41,688
                                                       2004      1.432          1.616            41,691
                                                       2003      1.000          1.432            41,692

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.504          1.734             8,989
                                                       2005      1.480          1.504             8,989
                                                       2004      1.400          1.480            13,687
                                                       2003      1.000          1.400             8,989

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.482          1.711             9,571
                                                       2005      1.425          1.482             9,314
                                                       2004      1.322          1.425            14,278
                                                       2003      1.000          1.322             9,314

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.755          1.933                --
                                                       2005      1.714          1.755                --
                                                       2004      1.525          1.714                --
                                                       2003      1.000          1.525                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/03).............  2006      1.318          1.477            28,773
                                                       2005      1.294          1.318            28,788
                                                       2004      1.219          1.294            38,022
                                                       2003      1.000          1.219            25,810

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (4/03).............................................  2006      1.119          1.151                --
                                                       2005      1.117          1.119                --
                                                       2004      1.072          1.117                --
                                                       2003      1.000          1.072                --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.378          1.549                --
                                                       2005      1.354          1.378                --
                                                       2004      1.258          1.354                --
                                                       2003      1.000          1.258                --

  LMPVPII Fundamental Value Subaccount (3/03)........  2006      1.516          1.729            99,295
                                                       2005      1.482          1.516            99,322
                                                       2004      1.403          1.482           163,060
                                                       2003      1.000          1.403           157,661

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.983          1.000            42,986
                                                       2005      0.984          0.983            43,669
                                                       2004      0.996          0.984            43,669
                                                       2003      1.000          0.996                --

  LMPVPIII Aggressive Growth Subaccount (4/03).......  2006      1.517          1.611           164,514
                                                       2005      1.391          1.517           156,600
                                                       2004      1.296          1.391           221,953
                                                       2003      1.000          1.296           464,579

  LMPVPIII High Income Subaccount (3/03).............  2006      1.275          1.381           231,296
                                                       2005      1.273          1.275           231,620
                                                       2004      1.180          1.273           231,626
                                                       2003      1.000          1.180            82,698

  LMPVPIII Large Cap Growth Subaccount (5/03)........  2006      1.387          1.416            23,610
                                                       2005      1.350          1.387            23,623
                                                       2004      1.378          1.350            23,637
                                                       2003      1.000          1.378            23,643

  LMPVPIII Mid Cap Core Subaccount (3/03)............  2006      1.474          1.652            10,584
                                                       2005      1.394          1.474            10,585
                                                       2004      1.293          1.394            13,466
                                                       2003      1.000          1.293             9,646

  LMPVPIII Money Market Subaccount (3/03)............  2006      0.975          0.996           122,479
                                                       2005      0.971          0.975           157,453
                                                       2004      0.986          0.971           190,634
                                                       2003      1.000          0.986                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (3/03)............................  2006      1.370          1.520           863,782
                                                       2005      1.333          1.370           908,667
                                                       2004      1.280          1.333         1,140,132
                                                       2003      1.000          1.280           855,269

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (4/03)........................  2006      1.237          1.335           189,482
                                                       2005      1.216          1.237           189,530
                                                       2004      1.186          1.216           189,579
                                                       2003      1.000          1.186           111,404

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (3/03)........................  2006      1.460          1.642            53,496
                                                       2005      1.403          1.460            53,496
                                                       2004      1.304          1.403            53,496
                                                       2003      1.000          1.304            48,854

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2006      1.331          1.459             5,747
                                                       2005      1.316          1.331             5,754
                                                       2004      1.263          1.316            23,455
                                                       2003      1.000          1.263                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.371          1.569           190,419
                                                       2005      1.360          1.371           190,476
                                                       2004      1.236          1.360           174,071
                                                       2003      1.000          1.236           139,106

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.601          1.755            55,742
                                                       2005      1.515          1.601            54,182
                                                       2004      1.251          1.515            46,407
                                                       2003      1.000          1.251            17,038

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2006      1.586          1.670                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.080          1.186                --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2006      1.828          2.003            66,073

  MIST Janus Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.639          1.671            19,871

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2006      1.001          1.070           153,472

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2006      0.970          1.066                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.471          1.446                --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2006      1.227          1.212                --

  MIST MFS Value Subaccount (Class A) (1/70).........  2006      1.249          1.373            13,141

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (1/70)..........................................  2006      1.003          1.214                --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2006      1.436          1.536            22,546

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.109          1.098                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2006      1.110          1.143                --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2006      1.003          1.023            27,917

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2006      1.554          1.509            32,627

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2006      1.000          1.053           156,554

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (1/70)..........................................  2006      1.000          1.383                --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2006      1.384          1.396            50,226

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2006      1.509          1.539            33,685

  MSF MetLife Aggressive Allocation Subaccount
  (1/70).............................................  2006      1.002          1.055                --

  MSF MetLife Conservative Allocation Subaccount
  (1/70).............................................  2006      1.001          1.037                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (1/70)..................................  2006      1.002          1.044                --

  MSF MetLife Moderate Allocation Subaccount (1/70)..  2006      1.002          1.049            38,449

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (1/70)..................................  2006      1.002          1.054                --

  MSF MFS Total Return Subaccount (Class F) (1/70)...  2006      1.312          1.395           232,698

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2006      0.996          1.045           116,325

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2006      0.998          1.063            74,146

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.103          1.084            78,205
                                                       2005      1.107          1.103            66,145
                                                       2004      1.041          1.107            73,363
                                                       2003      1.000          1.041            35,253

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.042          1.056           356,273
                                                       2005      1.042          1.042           356,509
                                                       2004      1.017          1.042           371,236
                                                       2003      1.000          1.017           209,026

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.706          2.127            21,699
                                                       2005      1.557          1.706            21,699
                                                       2004      1.373          1.557            21,699
                                                       2003      1.000          1.373            21,699

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.982          2.269             6,809
                                                       2005      1.896          1.982             6,812
                                                       2004      1.539          1.896             6,816
                                                       2003      1.000          1.539             6,816

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.385          1.471                --
                                                       2005      1.305          1.385                --
                                                       2004      1.255          1.305                --
                                                       2003      1.000          1.255                --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.440          1.509                --
                                                       2005      1.411          1.440            33,685
                                                       2004      1.316          1.411            33,692
                                                       2003      1.000          1.316            24,196

  Travelers Large Cap Subaccount (7/03)..............  2006      1.347          1.384                --
                                                       2005      1.269          1.347            27,164
                                                       2004      1.220          1.269            27,182
                                                       2003      1.000          1.220            17,177

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.025          1.087                --
                                                       2005      0.975          1.025                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.006          1.007                --
                                                       2005      1.000          1.006                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.035          1.069                --
                                                       2005      1.000          1.035            38,208

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.048          1.090                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.021          1.038                --
                                                       2005      1.013          1.021                --

  Travelers Managed Income Subaccount (3/03).........  2006      1.032          1.020                --
                                                       2005      1.043          1.032           166,341
                                                       2004      1.039          1.043           183,173
                                                       2003      1.000          1.039            84,755

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.498          1.586                --
                                                       2005      1.369          1.498                --
                                                       2004      1.210          1.369                --
                                                       2003      1.000          1.210                --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.473          1.554                --
                                                       2005      1.464          1.473            32,627
                                                       2004      1.314          1.464                --
                                                       2003      1.162          1.314                --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.274          1.312                --
                                                       2005      1.268          1.274           225,717
                                                       2004      1.165          1.268            95,802
                                                       2003      1.000          1.165            99,032

  Travelers MFS Value Subaccount (7/04)..............  2006      1.159          1.249                --
                                                       2005      1.115          1.159            10,687
                                                       2004      0.995          1.115                --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.595          1.828                --
                                                       2005      1.492          1.595            66,385
                                                       2004      1.320          1.492            66,388
                                                       2003      1.000          1.320            28,922

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.357          1.436                --
                                                       2005      1.311          1.357            23,638
                                                       2004      1.209          1.311             7,631
                                                       2003      1.000          1.209                --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      0.999          1.049                --
                                                       2005      1.000          0.999                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.102          1.110                --
                                                       2005      1.088          1.102                --
                                                       2004      1.015          1.088                --

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.357          1.412                --
                                                       2005      1.362          1.357            24,271
                                                       2004      1.266          1.362            22,624
                                                       2003      1.000          1.266            22,626

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.069          1.227                --
                                                       2005      1.000          1.069                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.978          1.119                --
                                                       2005      1.000          0.978                --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.306          1.352                --
                                                       2005      1.241          1.306                --
                                                       2004      1.224          1.241                --
                                                       2003      1.000          1.224                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2006      1.332          1.338            17,119
                                                       2005      1.264          1.332            17,391
                                                       2004      1.210          1.264            17,391
                                                       2003      1.000          1.210                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (3/03)...  2006      1.648          1.796                --
                                                       2005      1.445          1.648                --
                                                       2004      1.283          1.445                --
                                                       2003      1.000          1.283                --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.014          2.210            14,561
                                                       2005      1.748          2.014            14,629
                                                       2004      1.436          1.748             3,711
                                                       2003      1.000          1.436             3,716

                         SEPARATE ACCOUNT CHARGES 2.45%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.191          1.242             --
                                                       2005      1.167          1.191             --
                                                       2004      1.075          1.167             --
                                                       2003      1.000          1.075             --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.223          1.186             --
                                                       2005      1.091          1.223             --
                                                       2004      1.032          1.091             --
                                                       2003      1.000          1.032             --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.312          1.542             --
                                                       2005      1.179          1.312             --
                                                       2004      1.064          1.179             --
                                                       2003      1.000          1.064             --

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.298          1.397             --
                                                       2005      1.145          1.298             --
                                                       2004      1.043          1.145             --
                                                       2003      1.000          1.043             --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.181          1.327             --
                                                       2005      1.143          1.181             --
                                                       2004      1.061          1.143             --
                                                       2003      1.000          1.061             --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.423          1.404             --
                                                       2005      1.234          1.423             --
                                                       2004      1.058          1.234             --
                                                       2003      1.000          1.058             --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.411          1.826             --
                                                       2005      1.349          1.411             --
                                                       2004      1.052          1.349             --
                                                       2003      1.000          1.052             --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.286          1.394             --
                                                       2005      1.196          1.286             --
                                                       2004      1.073          1.196             --
                                                       2003      1.050          1.073             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.283          1.426             --
                                                       2005      1.194          1.283             --
                                                       2004      1.066          1.194             --
                                                       2003      1.057          1.066             --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2006      1.027          1.185             --
                                                       2005      1.043          1.027             --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2006      1.147          1.216             --
                                                       2005      1.121          1.147             --
                                                       2004      1.031          1.121             --
                                                       2003      1.000          1.031             --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.250          1.444             --
                                                       2005      1.158          1.250             --
                                                       2004      1.054          1.158             --
                                                       2003      1.000          1.054             --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.638          2.047             --
                                                       2005      1.317          1.638             --
                                                       2004      1.082          1.317             --
                                                       2003      1.000          1.082             --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.325          1.570             --
                                                       2005      1.232          1.325             --
                                                       2004      1.065          1.232             --
                                                       2003      1.000          1.065             --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.296          1.541             --
                                                       2005      1.220          1.296             --
                                                       2004      1.077          1.220             --
                                                       2003      1.000          1.077             --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2006      1.331          1.472             --
                                                       2005      1.217          1.331             --
                                                       2004      1.035          1.217             --
                                                       2003      1.000          1.035             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.192          1.328             --
                                                       2005      1.175          1.192             --
                                                       2004      1.048          1.175             --
                                                       2003      1.000          1.048             --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/03)..........  2006      1.027          1.182             --
                                                       2005      1.054          1.027             --
                                                       2004      1.045          1.054             --
                                                       2003      1.000          1.045             --

  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2006      1.068          1.119             --
                                                       2005      1.029          1.068             --
                                                       2004      1.025          1.029             --
                                                       2003      1.000          1.025             --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (8/03).............................................  2006      1.212          1.335             --
                                                       2005      1.184          1.212             --
                                                       2004      1.050          1.184             --
                                                       2003      1.000          1.050             --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.144          1.319             --
                                                       2005      1.127          1.144             --
                                                       2004      1.066          1.127             --
                                                       2003      1.000          1.066             --

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.199          1.383             --
                                                       2005      1.153          1.199             --
                                                       2004      1.070          1.153             --
                                                       2003      1.000          1.070             --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.208          1.330             --
                                                       2005      1.180          1.208             --
                                                       2004      1.051          1.180             --
                                                       2003      1.000          1.051             --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/03).............  2006      1.144          1.281             --
                                                       2005      1.124          1.144             --
                                                       2004      1.059          1.124             --
                                                       2003      1.000          1.059             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (4/03).............................................  2006      1.066          1.097             --
                                                       2005      1.065          1.066             --
                                                       2004      1.023          1.065             --
                                                       2003      1.000          1.023             --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.160          1.303             --
                                                       2005      1.140          1.160             --
                                                       2004      1.060          1.140             --
                                                       2003      1.000          1.060             --

  LMPVPII Fundamental Value Subaccount (3/03)........  2006      1.153          1.314             --
                                                       2005      1.127          1.153             --
                                                       2004      1.067          1.127             --
                                                       2003      1.000          1.067             --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.985          1.001             --
                                                       2005      0.986          0.985             --
                                                       2004      0.999          0.986             --
                                                       2003      1.000          0.999             --

  LMPVPIII Aggressive Growth Subaccount (4/03).......  2006      1.256          1.333             --
                                                       2005      1.153          1.256             --
                                                       2004      1.074          1.153             --
                                                       2003      1.000          1.074             --

  LMPVPIII High Income Subaccount (3/03).............  2006      1.116          1.209             --
                                                       2005      1.115          1.116             --
                                                       2004      1.034          1.115             --
                                                       2003      1.000          1.034             --

  LMPVPIII Large Cap Growth Subaccount (5/03)........  2006      1.047          1.069             --
                                                       2005      1.020          1.047             --
                                                       2004      1.042          1.020             --
                                                       2003      1.000          1.042             --

  LMPVPIII Mid Cap Core Subaccount (3/03)............  2006      1.179          1.321             --
                                                       2005      1.115          1.179             --
                                                       2004      1.035          1.115             --
                                                       2003      1.000          1.035             --

  LMPVPIII Money Market Subaccount (3/03)............  2006      0.985          1.006             --
                                                       2005      0.982          0.985             --
                                                       2004      0.997          0.982             --
                                                       2003      1.000          0.997             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (3/03)............................  2006      1.137          1.261             --
                                                       2005      1.107          1.137             --
                                                       2004      1.064          1.107             --
                                                       2003      1.000          1.064             --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (4/03)........................  2006      1.091          1.176             --
                                                       2005      1.072          1.091             --
                                                       2004      1.046          1.072             --
                                                       2003      1.000          1.046             --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (3/03)........................  2006      1.197          1.345             --
                                                       2005      1.151          1.197             --
                                                       2004      1.070          1.151             --
                                                       2003      1.000          1.070             --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2006      1.117          1.223             --
                                                       2005      1.105          1.117             --
                                                       2004      1.061          1.105             --
                                                       2003      1.000          1.061             --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.191          1.363             --
                                                       2005      1.182          1.191             --
                                                       2004      1.075          1.182             --
                                                       2003      1.000          1.075             --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.379          1.510             --
                                                       2005      1.305          1.379             --
                                                       2004      1.078          1.305             --
                                                       2003      1.000          1.078             --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2006      1.359          1.431             --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.079          1.185             --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2006      1.493          1.636             --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.404          1.431             --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2006      1.001          1.070             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2006      0.970          1.066             --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.217          1.195             --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2006      1.227          1.211             --

  MIST MFS Value Subaccount (Class A) (1/70).........  2006      1.248          1.371             --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (1/70)..........................................  2006      1.003          1.213             --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2006      1.257          1.344             --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.108          1.097             --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2006      1.109          1.142             --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2006      1.003          1.023             --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2006      1.204          1.168             --

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2006      1.000          1.027             --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (1/70)..........................................  2006      1.000          1.167             --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2006      1.193          1.202             --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2006      1.214          1.238             --

  MSF MetLife Aggressive Allocation Subaccount
  (1/70).............................................  2006      1.002          1.054             --

  MSF MetLife Conservative Allocation Subaccount
  (1/70).............................................  2006      1.001          1.037             --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (1/70)..................................  2006      1.002          1.043             --

  MSF MetLife Moderate Allocation Subaccount (1/70)..  2006      1.002          1.048             --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (1/70)..................................  2006      1.002          1.053             --

  MSF MFS Total Return Subaccount (Class F) (1/70)...  2006      1.183          1.257             --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2006      0.996          1.045             --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2006      0.998          1.063             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.074          1.055             --
                                                       2005      1.078          1.074             --
                                                       2004      1.014          1.078             --
                                                       2003      1.000          1.014             --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.038          1.052             --
                                                       2005      1.038          1.038             --
                                                       2004      1.015          1.038             --
                                                       2003      1.000          1.015             --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.358          1.692             --
                                                       2005      1.240          1.358             --
                                                       2004      1.094          1.240             --
                                                       2003      1.000          1.094             --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.387          1.588             --
                                                       2005      1.328          1.387             --
                                                       2004      1.078          1.328             --
                                                       2003      1.000          1.078             --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.146          1.217             --
                                                       2005      1.080          1.146             --
                                                       2004      1.039          1.080             --
                                                       2003      1.000          1.039             --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.158          1.214             --
                                                       2005      1.136          1.158             --
                                                       2004      1.060          1.136             --
                                                       2003      1.000          1.060             --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.161          1.193             --
                                                       2005      1.094          1.161             --
                                                       2004      1.053          1.094             --
                                                       2003      1.000          1.053             --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.024          1.086             --
                                                       2005      0.975          1.024             --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.006          1.007             --
                                                       2005      1.000          1.006             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.035          1.069             --
                                                       2005      1.000          1.035             --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.048          1.090             --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.021          1.038             --
                                                       2005      1.013          1.021             --

  Travelers Managed Income Subaccount (3/03).........  2006      1.007          0.995             --
                                                       2005      1.018          1.007             --
                                                       2004      1.015          1.018             --
                                                       2003      1.000          1.015             --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.284          1.359             --
                                                       2005      1.174          1.284             --
                                                       2004      1.038          1.174             --
                                                       2003      1.000          1.038             --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.141          1.204             --
                                                       2005      1.134          1.141             --
                                                       2004      1.019          1.134             --
                                                       2003      1.000          1.019             --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.149          1.183             --
                                                       2005      1.143          1.149             --
                                                       2004      1.051          1.143             --
                                                       2003      1.000          1.051             --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.158          1.248             --
                                                       2005      1.114          1.158             --
                                                       2004      0.995          1.114             --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.303          1.493             --
                                                       2005      1.219          1.303             --
                                                       2004      1.080          1.219             --
                                                       2003      1.000          1.080             --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.188          1.257             --
                                                       2005      1.149          1.188             --
                                                       2004      1.059          1.149             --
                                                       2003      1.000          1.059             --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      0.999          1.048             --
                                                       2005      1.000          0.999             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.101          1.109             --
                                                       2005      1.088          1.101             --
                                                       2004      1.015          1.088             --

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.142          1.189             --
                                                       2005      1.147          1.142             --
                                                       2004      1.067          1.147             --
                                                       2003      1.000          1.067             --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.069          1.227             --
                                                       2005      1.000          1.069             --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.978          1.118             --
                                                       2005      1.000          0.978             --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.103          1.142             --
                                                       2005      1.048          1.103             --
                                                       2004      1.034          1.048             --
                                                       2003      1.000          1.034             --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2006      1.110          1.114             --
                                                       2005      1.053          1.110             --
                                                       2004      1.009          1.053             --
                                                       2003      1.000          1.009             --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (3/03)...  2006      1.344          1.463             --
                                                       2005      1.178          1.344             --
                                                       2004      1.047          1.178             --
                                                       2003      1.000          1.047             --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      1.512          1.658             --
                                                       2005      1.313          1.512             --
                                                       2004      1.079          1.313             --
                                                       2003      1.000          1.079             --

                         SEPARATE ACCOUNT CHARGES 2.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.446          1.507               --
                                                       2005      1.417          1.446               --
                                                       2004      1.306          1.417               --
                                                       2003      1.057          1.306               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.407          1.364               --
                                                       2005      1.256          1.407               --
                                                       2004      1.189          1.256               --
                                                       2003      1.100          1.189               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.682          1.976           13,482
                                                       2005      1.512          1.682           19,396
                                                       2004      1.366          1.512           12,575
                                                       2003      1.002          1.366            4,404

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.670          1.796          218,022
                                                       2005      1.474          1.670          218,830
                                                       2004      1.343          1.474           54,990
                                                       2003      1.012          1.343           20,944

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.460          1.641          246,704
                                                       2005      1.414          1.460          241,657
                                                       2004      1.314          1.414           57,717
                                                       2003      1.000          1.314           18,526

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.656          1.634               --
                                                       2005      1.437          1.656           11,889
                                                       2004      1.232          1.437           16,239
                                                       2003      1.087          1.232            4,262

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.733          2.242               --
                                                       2005      1.658          1.733            6,868
                                                       2004      1.294          1.658            7,184
                                                       2003      1.087          1.294            1,441

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.284          1.393               --
                                                       2005      1.195          1.284           32,924
                                                       2004      1.073          1.195           33,701
                                                       2003      1.049          1.073               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.282          1.425               --
                                                       2005      1.193          1.282               --
                                                       2004      1.066          1.193               --
                                                       2003      1.056          1.066               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2006      1.027          1.184               --
                                                       2005      1.042          1.027               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2006      1.545          1.638               --
                                                       2005      1.511          1.545               --
                                                       2004      1.390          1.511               --
                                                       2003      0.992          1.390               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.489          1.719               --
                                                       2005      1.381          1.489           22,508
                                                       2004      1.257          1.381           22,850
                                                       2003      1.044          1.257           15,059

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.173          2.715            6,448
                                                       2005      1.748          2.173            5,763
                                                       2004      1.437          1.748            5,173
                                                       2003      1.036          1.437            4,337

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.739          2.060           62,617
                                                       2005      1.618          1.739           65,886
                                                       2004      1.400          1.618               --
                                                       2003      1.106          1.400               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.652          1.963               --
                                                       2005      1.556          1.652            4,927
                                                       2004      1.375          1.556            3,779
                                                       2003      1.114          1.375            3,779

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2006      1.683          1.860               --
                                                       2005      1.540          1.683               --
                                                       2004      1.311          1.540               --
                                                       2003      1.000          1.311               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.507          1.678               --
                                                       2005      1.486          1.507            7,009
                                                       2004      1.326          1.486            7,329
                                                       2003      1.055          1.326               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/03)..........  2006      1.187          1.366               --
                                                       2005      1.219          1.187               --
                                                       2004      1.209          1.219               --
                                                       2003      1.041          1.209               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2006      1.363          1.427               --
                                                       2005      1.314          1.363               --
                                                       2004      1.310          1.314               --
                                                       2003      1.166          1.310               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (8/03).............................................  2006      1.651          1.818               --
                                                       2005      1.614          1.651               --
                                                       2004      1.431          1.614               --
                                                       2003      1.205          1.431               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.499          1.727               --
                                                       2005      1.477          1.499            6,678
                                                       2004      1.399          1.477            6,984
                                                       2003      1.013          1.399            1,350

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.478          1.705               --
                                                       2005      1.422          1.478            7,044
                                                       2004      1.321          1.422            7,368
                                                       2003      0.970          1.321               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.751          1.925            4,386
                                                       2005      1.711          1.751            4,386
                                                       2004      1.524          1.711            4,787
                                                       2003      1.138          1.524            2,732

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/03).............  2006      1.314          1.472               --
                                                       2005      1.292          1.314               --
                                                       2004      1.218          1.292               --
                                                       2003      1.008          1.218               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (4/03).............................................  2006      1.116          1.147               --
                                                       2005      1.115          1.116               --
                                                       2004      1.071          1.115               --
                                                       2003      1.012          1.071               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.374          1.543           19,303
                                                       2005      1.352          1.374           19,303
                                                       2004      1.257          1.352           19,303
                                                       2003      1.051          1.257           19,303

  LMPVPII Fundamental Value Subaccount (3/03)........  2006      1.512          1.723               --
                                                       2005      1.480          1.512               --
                                                       2004      1.402          1.480               --
                                                       2003      1.000          1.402               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.981          0.996               --
                                                       2005      0.983          0.981            3,567
                                                       2004      0.996          0.983            3,300
                                                       2003      0.999          0.996               --

  LMPVPIII Aggressive Growth Subaccount (4/03).......  2006      1.512          1.605               --
                                                       2005      1.389          1.512               --
                                                       2004      1.295          1.389               --
                                                       2003      1.014          1.295               --

  LMPVPIII High Income Subaccount (3/03).............  2006      1.271          1.376               --
                                                       2005      1.270          1.271               --
                                                       2004      1.179          1.270               --
                                                       2003      1.000          1.179               --

  LMPVPIII Large Cap Growth Subaccount (5/03)........  2006      1.383          1.411               --
                                                       2005      1.348          1.383               --
                                                       2004      1.377          1.348               --
                                                       2003      1.090          1.377               --

  LMPVPIII Mid Cap Core Subaccount (3/03)............  2006      1.470          1.646               --
                                                       2005      1.391          1.470               --
                                                       2004      1.292          1.391               --
                                                       2003      1.000          1.292               --

  LMPVPIII Money Market Subaccount (3/03)............  2006      0.972          0.992               --
                                                       2005      0.970          0.972               --
                                                       2004      0.985          0.970               --
                                                       2003      1.000          0.985               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (3/03)............................  2006      1.366          1.514           18,917
                                                       2005      1.331          1.366           18,917
                                                       2004      1.279          1.331               --
                                                       2003      1.000          1.279               --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (4/03)........................  2006      1.234          1.330               --
                                                       2005      1.213          1.234               --
                                                       2004      1.185          1.213               --
                                                       2003      1.032          1.185               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (3/03)........................  2006      1.456          1.636               --
                                                       2005      1.401          1.456               --
                                                       2004      1.303          1.401               --
                                                       2003      0.973          1.303               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2006      1.327          1.453               --
                                                       2005      1.314          1.327               --
                                                       2004      1.262          1.314               --
                                                       2003      1.006          1.262               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.367          1.564            4,200
                                                       2005      1.357          1.367            4,200
                                                       2004      1.235          1.357            4,200
                                                       2003      1.026          1.235            5,744

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.597          1.748           13,750
                                                       2005      1.513          1.597           13,601
                                                       2004      1.250          1.513           15,612
                                                       2003      1.055          1.250            3,279

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2006      1.581          1.664            7,929

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.079          1.184               --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2006      1.822          1.996            2,229

  MIST Janus Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.634          1.665            4,262

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2006      1.001          1.069               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2006      0.970          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.467          1.440            4,123

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2006      1.226          1.210               --

  MIST MFS Value Subaccount (Class A) (1/70).........  2006      1.246          1.369            3,205

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (1/70)..........................................  2006      1.003          1.213               --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2006      1.432          1.530               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.107          1.097               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2006      1.108          1.140               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2006      1.003          1.023            4,048

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2006      1.550          1.504            7,581

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2006      1.000          1.049               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (1/70)..........................................  2006      1.000          1.378               --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2006      1.380          1.390           19,765

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2006      1.504          1.534           18,479

  MSF MetLife Aggressive Allocation Subaccount
  (1/70).............................................  2006      1.002          1.054               --

  MSF MetLife Conservative Allocation Subaccount
  (1/70).............................................  2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (1/70)..................................  2006      1.002          1.043               --

  MSF MetLife Moderate Allocation Subaccount (1/70)..  2006      1.002          1.048               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (1/70)..................................  2006      1.002          1.053               --

  MSF MFS Total Return Subaccount (Class F) (1/70)...  2006      1.308          1.390           14,091

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2006      0.996          1.045           51,073

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2006      0.998          1.062               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.100          1.081            6,243
                                                       2005      1.105          1.100            7,480
                                                       2004      1.040          1.105            7,001
                                                       2003      1.019          1.040               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.039          1.052           44,965
                                                       2005      1.040          1.039           45,746
                                                       2004      1.017          1.040           45,739
                                                       2003      1.000          1.017           20,129

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.701          2.119               --
                                                       2005      1.555          1.701               --
                                                       2004      1.372          1.555               --
                                                       2003      1.000          1.372               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.976          2.261            4,315
                                                       2005      1.893          1.976            5,279
                                                       2004      1.538          1.893            4,707
                                                       2003      1.013          1.538            2,746

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.381          1.467               --
                                                       2005      1.303          1.381            4,123
                                                       2004      1.254          1.303            4,123
                                                       2003      1.064          1.254            4,123

  Travelers Equity Income Subaccount (3/03)..........  2006      1.436          1.504               --
                                                       2005      1.409          1.436           25,801
                                                       2004      1.315          1.409           26,137
                                                       2003      0.968          1.315           19,911

  Travelers Large Cap Subaccount (7/03)..............  2006      1.343          1.380               --
                                                       2005      1.267          1.343           19,765
                                                       2004      1.219          1.267           19,765
                                                       2003      1.119          1.219           19,765

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.024          1.086               --
                                                       2005      0.975          1.024               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.006          1.006               --
                                                       2005      1.000          1.006               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.035          1.068               --
                                                       2005      1.000          1.035               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.047          1.089               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.021          1.037               --
                                                       2005      1.013          1.021               --

  Travelers Managed Income Subaccount (3/03).........  2006      1.029          1.017               --
                                                       2005      1.041          1.029               --
                                                       2004      1.038          1.041               --
                                                       2003      1.000          1.038               --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.493          1.581               --
                                                       2005      1.366          1.493            5,368
                                                       2004      1.209          1.366            5,858
                                                       2003      1.006          1.209            3,277

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.469          1.550               --
                                                       2005      1.461          1.469            4,904
                                                       2004      1.313          1.461            5,352
                                                       2003      1.162          1.313            4,392

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.271          1.308               --
                                                       2005      1.265          1.271           30,239
                                                       2004      1.164          1.265           30,887
                                                       2003      1.000          1.164           11,563

  Travelers MFS Value Subaccount (7/04)..............  2006      1.157          1.246               --
                                                       2005      1.114          1.157            3,218
                                                       2004      0.995          1.114            4,865

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.591          1.822               --
                                                       2005      1.489          1.591            1,194
                                                       2004      1.319          1.489               --
                                                       2003      1.085          1.319               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.353          1.432               --
                                                       2005      1.309          1.353               --
                                                       2004      1.208          1.309               --
                                                       2003      1.051          1.208               --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      0.999          1.048               --
                                                       2005      1.000          0.999               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.100          1.108               --
                                                       2005      1.088          1.100            1,617
                                                       2004      1.014          1.088            1,587

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.353          1.408               --
                                                       2005      1.360          1.353               --
                                                       2004      1.265          1.360               --
                                                       2003      1.072          1.265               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.068          1.226               --
                                                       2005      1.000          1.068               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.977          1.118               --
                                                       2005      1.000          0.977               --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.303          1.348               --
                                                       2005      1.239          1.303               --
                                                       2004      1.223          1.239               --
                                                       2003      1.119          1.223               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2006      1.328          1.333               --
                                                       2005      1.262          1.328               --
                                                       2004      1.209          1.262               --
                                                       2003      1.053          1.209               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (3/03)...  2006      1.643          1.789               --
                                                       2005      1.442          1.643               --
                                                       2004      1.282          1.442               --
                                                       2003      1.000          1.282               --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.008          2.202           57,459
                                                       2005      1.744          2.008           66,526
                                                       2004      1.435          1.744           10,039
                                                       2003      0.999          1.435               --

                         SEPARATE ACCOUNT CHARGES 2.60%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (4/03)...................................  2006      1.442          1.502               --
                                                       2005      1.414          1.442            4,572
                                                       2004      1.305          1.414            4,572
                                                       2003      1.000          1.305               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.403          1.359               --
                                                       2005      1.254          1.403               --
                                                       2004      1.188          1.254               --
                                                       2003      1.000          1.188               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.677          1.968           43,407
                                                       2005      1.509          1.677           38,073
                                                       2004      1.365          1.509           56,327
                                                       2003      1.000          1.365           28,454

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.666          1.789          160,604
                                                       2005      1.471          1.666          305,426
                                                       2004      1.342          1.471          324,238
                                                       2003      1.000          1.342          213,259

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.456          1.635          223,643
                                                       2005      1.412          1.456          373,111
                                                       2004      1.313          1.412          361,056
                                                       2003      1.000          1.313          284,259

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.652          1.629               --
                                                       2005      1.434          1.652               --
                                                       2004      1.231          1.434               --
                                                       2003      1.087          1.231               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.728          2.234               --
                                                       2005      1.655          1.728               --
                                                       2004      1.293          1.655               --
                                                       2003      1.087          1.293               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.282          1.389               --
                                                       2005      1.194          1.282               --
                                                       2004      1.073          1.194               --
                                                       2003      1.000          1.073               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.279          1.421               --
                                                       2005      1.192          1.279               --
                                                       2004      1.066          1.192               --
                                                       2003      1.000          1.066               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (6/05)..........................................  2006      1.026          1.182               --
                                                       2005      1.042          1.026               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/03)........................  2006      1.541          1.632           44,945
                                                       2005      1.509          1.541          182,082
                                                       2004      1.389          1.509          182,084
                                                       2003      1.000          1.389          103,605

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.485          1.713               --
                                                       2005      1.378          1.485           41,167
                                                       2004      1.256          1.378           38,643
                                                       2003      1.000          1.256           46,060

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.167          2.705            7,601
                                                       2005      1.745          2.167            7,607
                                                       2004      1.436          1.745            7,614
                                                       2003      1.000          1.436            7,622

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.734          2.052           54,725
                                                       2005      1.615          1.734          282,181
                                                       2004      1.398          1.615          239,597
                                                       2003      1.000          1.398          103,046

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.647          1.955               --
                                                       2005      1.553          1.647               --
                                                       2004      1.374          1.553               --
                                                       2003      1.113          1.374               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (3/03).....................................  2006      1.678          1.853            7,103
                                                       2005      1.537          1.678            7,109
                                                       2004      1.309          1.537            7,115
                                                       2003      1.000          1.309            7,122

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.503          1.673               --
                                                       2005      1.483          1.503               --
                                                       2004      1.325          1.483               --
                                                       2003      1.000          1.325               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/03)..........  2006      1.184          1.360               --
                                                       2005      1.217          1.184               --
                                                       2004      1.209          1.217               --
                                                       2003      1.000          1.209               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (7/03).............................................  2006      1.359          1.421               --
                                                       2005      1.312          1.359               --
                                                       2004      1.309          1.312           52,806
                                                       2003      1.000          1.309               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (8/03).............................................  2006      1.646          1.811               --
                                                       2005      1.611          1.646               --
                                                       2004      1.430          1.611               --
                                                       2003      1.000          1.430               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.495          1.721            7,535
                                                       2005      1.475          1.495            7,535
                                                       2004      1.398          1.475            7,535
                                                       2003      1.000          1.398            7,535

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.474          1.698           12,069
                                                       2005      1.420          1.474           11,934
                                                       2004      1.320          1.420            4,716
                                                       2003      1.000          1.320            4,204

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.746          1.918               --
                                                       2005      1.708          1.746               --
                                                       2004      1.523          1.708           48,483
                                                       2003      1.000          1.523            5,421

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/03).............  2006      1.311          1.466           97,838
                                                       2005      1.290          1.311          156,396
                                                       2004      1.217          1.290          150,745
                                                       2003      1.000          1.217           61,742

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (4/03).............................................  2006      1.113          1.143               --
                                                       2005      1.113          1.113               --
                                                       2004      1.071          1.113               --
                                                       2003      1.000          1.071               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.371          1.538               --
                                                       2005      1.349          1.371               --
                                                       2004      1.256          1.349               --
                                                       2003      1.000          1.256               --

  LMPVPII Fundamental Value Subaccount (3/03)........  2006      1.508          1.716           63,571
                                                       2005      1.477          1.508           78,667
                                                       2004      1.401          1.477           75,024
                                                       2003      1.000          1.401           76,576

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.979          0.993               --
                                                       2005      0.982          0.979               --
                                                       2004      0.996          0.982               --
                                                       2003      1.000          0.996               --

  LMPVPIII Aggressive Growth Subaccount (4/03).......  2006      1.508          1.599          115,440
                                                       2005      1.386          1.508          314,199
                                                       2004      1.294          1.386          318,665
                                                       2003      1.000          1.294          167,057

  LMPVPIII High Income Subaccount (3/03).............  2006      1.268          1.371           25,434
                                                       2005      1.268          1.268           25,434
                                                       2004      1.178          1.268           17,480
                                                       2003      1.000          1.178           13,312

  LMPVPIII Large Cap Growth Subaccount (5/03)........  2006      1.379          1.406           53,818
                                                       2005      1.345          1.379           57,327
                                                       2004      1.376          1.345           49,178
                                                       2003      1.000          1.376           44,935

  LMPVPIII Mid Cap Core Subaccount (3/03)............  2006      1.466          1.640               --
                                                       2005      1.389          1.466               --
                                                       2004      1.291          1.389               --
                                                       2003      1.000          1.291               --

  LMPVPIII Money Market Subaccount (3/03)............  2006      0.970          0.988               --
                                                       2005      0.968          0.970          360,719
                                                       2004      0.985          0.968               --
                                                       2003      1.000          0.985               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (3/03)............................  2006      1.362          1.508          412,074
                                                       2005      1.328          1.362          426,265
                                                       2004      1.278          1.328          406,771
                                                       2003      1.000          1.278          301,922

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (4/03)........................  2006      1.230          1.325               --
                                                       2005      1.211          1.230          123,032
                                                       2004      1.184          1.211          123,032
                                                       2003      1.000          1.184               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (3/03)........................  2006      1.452          1.629               --
                                                       2005      1.398          1.452               --
                                                       2004      1.302          1.398               --
                                                       2003      1.000          1.302               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (4/03)............................  2006      1.323          1.448          153,049
                                                       2005      1.312          1.323          160,549
                                                       2004      1.261          1.312          160,549
                                                       2003      1.000          1.261          103,223

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.363          1.558               --
                                                       2005      1.355          1.363               --
                                                       2004      1.235          1.355               --
                                                       2003      1.000          1.235               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.593          1.742               --
                                                       2005      1.510          1.593               --
                                                       2004      1.250          1.510               --
                                                       2003      1.000          1.250               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2006      1.576          1.658               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.077          1.183               --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2006      1.817          1.988            6,192

  MIST Janus Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.629          1.659               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70)...................................  2006      1.001          1.069           67,201

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70).............................................  2006      0.970          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2006      1.462          1.435               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2006      1.225          1.208               --

  MIST MFS Value Subaccount (Class A) (1/70).........  2006      1.244          1.365               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (1/70)..........................................  2006      1.003          1.212               --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2006      1.428          1.525               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2006      1.106          1.095               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2006      1.105          1.137               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70)..........................................  2006      1.003          1.022               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2006      1.545          1.498           11,263

  MSF BlackRock Bond Income Subaccount (Class E)
  (1/70).............................................  2006      1.000          1.045               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (1/70)..........................................  2006      1.000          1.372               --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2006      1.376          1.385           12,957

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2006      1.499          1.528           32,034

  MSF MetLife Aggressive Allocation Subaccount
  (1/70).............................................  2006      1.002          1.053               --

  MSF MetLife Conservative Allocation Subaccount
  (1/70).............................................  2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (1/70)..................................  2006      1.002          1.042               --

  MSF MetLife Moderate Allocation Subaccount (1/70)..  2006      1.002          1.047               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (1/70)..................................  2006      1.002          1.052               --

  MSF MFS Total Return Subaccount (Class F) (1/70)...  2006      1.304          1.384           21,180

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2006      0.996          1.044               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2006      0.998          1.062               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.097          1.077               --
                                                       2005      1.103          1.097               --
                                                       2004      1.039          1.103               --
                                                       2003      1.000          1.039               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.036          1.048          153,923
                                                       2005      1.038          1.036          222,995
                                                       2004      1.016          1.038          210,042
                                                       2003      1.000          1.016          211,805

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.697          2.111            8,962
                                                       2005      1.552          1.697            4,657
                                                       2004      1.371          1.552            4,754
                                                       2003      1.000          1.371            4,592

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.971          2.252               --
                                                       2005      1.890          1.971               --
                                                       2004      1.536          1.890               --
                                                       2003      1.000          1.536               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.378          1.462               --
                                                       2005      1.300          1.378               --
                                                       2004      1.253          1.300               --
                                                       2003      1.000          1.253               --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.432          1.499               --
                                                       2005      1.406          1.432           83,746
                                                       2004      1.314          1.406           83,752
                                                       2003      1.000          1.314            4,973

  Travelers Large Cap Subaccount (7/03)..............  2006      1.339          1.376               --
                                                       2005      1.265          1.339           12,957
                                                       2004      1.219          1.265           12,957
                                                       2003      1.000          1.219           25,838

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.024          1.085               --
                                                       2005      0.975          1.024               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.005          1.006               --
                                                       2005      1.000          1.005               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.034          1.067               --
                                                       2005      1.000          1.034               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.047          1.088               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.020          1.037               --
                                                       2005      1.012          1.020               --

  Travelers Managed Income Subaccount (3/03).........  2006      1.026          1.013               --
                                                       2005      1.039          1.026               --
                                                       2004      1.037          1.039               --
                                                       2003      1.000          1.037               --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.489          1.576               --
                                                       2005      1.364          1.489               --
                                                       2004      1.208          1.364               --
                                                       2003      1.000          1.208               --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.465          1.545               --
                                                       2005      1.459          1.465           11,157
                                                       2004      1.312          1.459               --
                                                       2003      1.161          1.312               --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.267          1.304               --
                                                       2005      1.263          1.267           21,180
                                                       2004      1.163          1.263           13,242
                                                       2003      1.000          1.163            8,981

  Travelers MFS Value Subaccount (7/04)..............  2006      1.155          1.244               --
                                                       2005      1.113          1.155               --
                                                       2004      0.994          1.113               --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.587          1.817               --
                                                       2005      1.487          1.587            6,192
                                                       2004      1.318          1.487            6,192
                                                       2003      1.000          1.318           12,320

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.350          1.428               --
                                                       2005      1.307          1.350               --
                                                       2004      1.207          1.307           43,393
                                                       2003      1.000          1.207               --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      0.998          1.047               --
                                                       2005      1.000          0.998               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.098          1.105               --
                                                       2005      1.087          1.098               --
                                                       2004      1.014          1.087           28,951

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.350          1.404               --
                                                       2005      1.357          1.350               --
                                                       2004      1.264          1.357               --
                                                       2003      1.000          1.264               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.068          1.225               --
                                                       2005      1.000          1.068               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.977          1.117               --
                                                       2005      1.000          0.977               --

  Travelers Van Kampen Enterprise Subaccount (7/03)..  2006      1.299          1.344               --
                                                       2005      1.237          1.299               --
                                                       2004      1.222          1.237               --
                                                       2003      1.000          1.222               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (5/03)..........................................  2006      1.325          1.328               --
                                                       2005      1.260          1.325               --
                                                       2004      1.208          1.260               --
                                                       2003      1.000          1.208               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (3/03)...  2006      1.639          1.782           45,821
                                                       2005      1.439          1.639           44,885
                                                       2004      1.281          1.439           37,872
                                                       2003      1.000          1.281           33,217

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.003          2.193           35,867
                                                       2005      1.741          2.003           37,911
                                                       2004      1.434          1.741           84,851
                                                       2003      1.000          1.434           15,148




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Value Portfolio merged into Met Investors Series Trust-MFS Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.431          1.395               --
                                                       2005      1.270          1.431               --
                                                       2004      1.194          1.270               --
                                                       2003      1.000          1.194               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.710          2.021           13,795
                                                       2005      1.528          1.710           12,136
                                                       2004      1.372          1.528           12,138
                                                       2003      1.000          1.372              711

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.698          1.837           36,026
                                                       2005      1.490          1.698           55,975
                                                       2004      1.349          1.490           59,111
                                                       2003      1.000          1.349            9,400

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.485          1.678           75,628
                                                       2005      1.430          1.485           97,006
                                                       2004      1.320          1.430           89,781
                                                       2003      1.000          1.320           16,781

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.684          1.665               --
                                                       2005      1.452          1.684               --
                                                       2004      1.238          1.452               --
                                                       2003      1.000          1.238               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.762          2.293               --
                                                       2005      1.676          1.762           11,753
                                                       2004      1.300          1.676           11,753
                                                       2003      1.000          1.300               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2006      1.279          1.462               --
                                                       2005      1.249          1.279               --
                                                       2004      1.211          1.249               --
                                                       2003      1.000          1.211               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2006      1.505          1.533            9,458
                                                       2005      1.450          1.505            9,620
                                                       2004      1.327          1.450           15,658
                                                       2003      1.000          1.327            7,264

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.301          1.413               --
                                                       2005      1.203          1.301           71,721
                                                       2004      1.074          1.203           72,303
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.298          1.446               --
                                                       2005      1.201          1.298            5,014
                                                       2004      1.067          1.201            5,014
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.514          1.759               --
                                                       2005      1.396          1.514               --
                                                       2004      1.263          1.396            4,721
                                                       2003      1.000          1.263               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.208          2.775            5,952
                                                       2005      1.766          2.208            5,335
                                                       2004      1.443          1.766            5,335
                                                       2003      1.000          1.443               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.768          2.107               --
                                                       2005      1.635          1.768               --
                                                       2004      1.406          1.635               --
                                                       2003      1.107          1.406               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.679          2.007               --
                                                       2005      1.572          1.679            5,437
                                                       2004      1.381          1.572            5,837
                                                       2003      1.000          1.381               --

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.060          1.083               --
                                                       2005      1.066          1.060           32,255
                                                       2004      1.007          1.066           29,092

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.259          1.299               --
                                                       2005      1.191          1.259               --
                                                       2004      1.121          1.191               --
                                                       2003      1.000          1.121               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2006      1.485          1.549               --
                                                       2005      1.347          1.485               --
                                                       2004      1.202          1.347               --
                                                       2003      1.000          1.202               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2006      1.540          1.629               --
                                                       2005      1.407          1.540               --
                                                       2004      1.426          1.407               --
                                                       2003      1.000          1.426               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.369          1.585            1,202
                                                       2005      1.322          1.369            1,204
                                                       2004      1.289          1.322            1,206
                                                       2003      1.000          1.289              741

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.531          1.714               --
                                                       2005      1.501          1.531           20,711
                                                       2004      1.331          1.501           15,033
                                                       2003      1.000          1.331               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.525          1.767               --
                                                       2005      1.493          1.525               --
                                                       2004      1.405          1.493               --
                                                       2003      1.000          1.405               --

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.503          1.744               --
                                                       2005      1.438          1.503               --
                                                       2004      1.327          1.438               --
                                                       2003      1.000          1.327               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.411          1.443            2,468
                                                       2005      1.367          1.411            2,756
                                                       2004      1.386          1.367            2,959
                                                       2003      1.000          1.386               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.780          1.969               --
                                                       2005      1.729          1.780               --
                                                       2004      1.531          1.729               --
                                                       2003      1.000          1.531               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2006      1.544          1.682           11,519
                                                       2005      1.432          1.544           11,174
                                                       2004      1.337          1.432           11,588
                                                       2003      1.000          1.337               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.397          1.579            9,020
                                                       2005      1.366          1.397            9,020
                                                       2004      1.263          1.366            9,020
                                                       2003      1.000          1.263            9,020

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.391          1.534               --
                                                       2005      1.368          1.391               --
                                                       2004      1.286          1.368               --
                                                       2003      1.000          1.286               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.995          1.016           17,703
                                                       2005      0.990          0.995           14,699
                                                       2004      0.998          0.990           14,699
                                                       2003      1.000          0.998               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.389          1.598            2,751
                                                       2005      1.371          1.389            3,073
                                                       2004      1.240          1.371            3,299
                                                       2003      1.000          1.240               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.623          1.787           44,618
                                                       2005      1.528          1.623           51,768
                                                       2004      1.255          1.528           53,164
                                                       2003      1.000          1.255            1,156

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.095          1.129               --
                                                       2005      1.075          1.095               --
                                                       2004      0.994          1.075               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.855          1.763               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.292          1.359           28,964

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.611          1.702           30,522

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2006      1.087          1.195               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.856          2.041           22,469

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.665          1.703               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.129          1.190               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.308          1.368           22,531

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.075               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.971          1.070               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.494          1.473            9,896

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.261          1.391               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218           12,982

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.458          1.564               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2006      1.117          1.106               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.121          1.159               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027           36,599

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.579          1.538           28,914

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.031          1.069           86,316

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.999          1.020               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.406          1.422               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.532          1.569           24,010

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.058               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.332          1.421           10,963

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049          109,642

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.083          1.148           33,514

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.034          1.068               --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.991          0.999               --
                                                       2005      0.982          0.991               --
                                                       2004      0.991          0.982               --
                                                       2003      1.000          0.991           27,113

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.110          1.172               --
                                                       2005      1.070          1.110               --
                                                       2004      0.994          1.070               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.118          1.105           23,260
                                                       2005      1.116          1.118           21,299
                                                       2004      1.044          1.116           21,827
                                                       2003      1.000          1.044               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.057          1.077           56,056
                                                       2005      1.051          1.057           53,657
                                                       2004      1.021          1.051           65,746
                                                       2003      1.000          1.021           35,382

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.730          2.168               --
                                                       2005      1.571          1.730               --
                                                       2004      1.378          1.571            4,401
                                                       2003      1.000          1.378               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      2.009          2.312           13,084
                                                       2005      1.913          2.009           11,970
                                                       2004      1.545          1.913           12,145
                                                       2003      1.000          1.545               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.405          1.494               --
                                                       2005      1.316          1.405            9,896
                                                       2004      1.260          1.316               --
                                                       2003      1.000          1.260               --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.228          1.308               --
                                                       2005      1.247          1.228           25,966
                                                       2004      1.196          1.247           32,915
                                                       2003      1.000          1.196            9,885

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.701          1.855               --
                                                       2005      1.541          1.701               --
                                                       2004      1.349          1.541               --
                                                       2003      1.000          1.349               --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.460          1.532               --
                                                       2005      1.424          1.460           30,496
                                                       2004      1.321          1.424           32,306
                                                       2003      1.000          1.321            9,227

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.262          1.292               --
                                                       2005      1.254          1.262           29,640
                                                       2004      1.158          1.254           36,005
                                                       2003      1.000          1.158            8,551

  Travelers Federated Stock Subaccount (11/03).......  2006      1.449          1.499               --
                                                       2005      1.403          1.449               --
                                                       2004      1.293          1.403               --
                                                       2003      1.000          1.293               --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.366          1.406               --
                                                       2005      1.280          1.366               --
                                                       2004      1.225          1.280               --
                                                       2003      1.000          1.225               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.026          1.090               --
                                                       2005      0.976          1.026               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.008          1.011               --
                                                       2005      1.000          1.008               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.038          1.074               --
                                                       2005      1.000          1.038               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.051          1.095               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.024          1.043               --
                                                       2005      1.013          1.024               --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.518          1.611               --
                                                       2005      1.381          1.518           30,854
                                                       2004      1.215          1.381           32,147
                                                       2003      1.000          1.215               --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.493          1.579               --
                                                       2005      1.477          1.493           61,785
                                                       2004      1.319          1.477           53,400
                                                       2003      1.000          1.319               --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.292          1.332               --
                                                       2005      1.279          1.292           14,614
                                                       2004      1.169          1.279           15,320
                                                       2003      1.000          1.169           14,782

  Travelers MFS Value Subaccount (7/04)..............  2006      1.168          1.261               --
                                                       2005      1.118          1.168               --
                                                       2004      0.996          1.118               --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.618          1.856               --
                                                       2005      1.505          1.618           22,469
                                                       2004      1.325          1.505           23,101
                                                       2003      1.000          1.325            2,207

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.375          1.458               --
                                                       2005      1.322          1.375               --
                                                       2004      1.213          1.322               --
                                                       2003      1.000          1.213               --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.111          1.121               --
                                                       2005      1.092          1.111               --
                                                       2004      1.016          1.092               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.042          1.031               --
                                                       2005      1.045          1.042           84,199
                                                       2004      1.031          1.045           86,357
                                                       2003      1.000          1.031           18,387

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.376          1.434               --
                                                       2005      1.374          1.376               --
                                                       2004      1.271          1.374               --
                                                       2003      1.000          1.271               --

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.074          1.034               --
                                                       2005      1.049          1.074               --
                                                       2004      1.009          1.049               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.545          1.760            8,502
                                                       2005      1.513          1.545            8,502
                                                       2004      1.313          1.513           11,233
                                                       2003      1.000          1.313            3,965

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2006      1.324          1.387               --
                                                       2005      1.251          1.324               --
                                                       2004      1.228          1.251               --
                                                       2003      1.000          1.228               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.650          1.805            1,211
                                                       2005      1.442          1.650            1,213
                                                       2004      1.276          1.442            1,215
                                                       2003      1.000          1.276              747

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2006      1.472          1.644               --
                                                       2005      1.243          1.472               --
                                                       2004      1.251          1.243               --
                                                       2003      1.000          1.251               --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.042          2.252               --
                                                       2005      1.763          2.042               --
                                                       2004      1.441          1.763               --
                                                       2003      1.000          1.441               --

                         SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.236          1.205              --
                                                       2005      1.098          1.236              --
                                                       2004      1.033          1.098              --
                                                       2003      1.000          1.033              --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.326          1.566           5,057
                                                       2005      1.185          1.326           6,294
                                                       2004      1.065          1.185              --
                                                       2003      1.000          1.065              --

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.312          1.419           3,749
                                                       2005      1.152          1.312              --
                                                       2004      1.044          1.152              --
                                                       2003      1.000          1.044              --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.193          1.348           4,152
                                                       2005      1.150          1.193           6,460
                                                       2004      1.062          1.150              --
                                                       2003      1.000          1.062              --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.438          1.421              --
                                                       2005      1.241          1.438              --
                                                       2004      1.058          1.241              --
                                                       2003      1.000          1.058              --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.426          1.855              --
                                                       2005      1.357          1.426              --
                                                       2004      1.053          1.357              --
                                                       2003      1.000          1.053              --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2006      1.117          1.276              --
                                                       2005      1.091          1.117              --
                                                       2004      1.059          1.091              --
                                                       2003      1.000          1.059              --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2006      1.177          1.197              --
                                                       2005      1.134          1.177              --
                                                       2004      1.038          1.134              --
                                                       2003      1.000          1.038              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.300          1.412              --
                                                       2005      1.203          1.300           4,617
                                                       2004      1.074          1.203              --
                                                       2003      1.050          1.074              --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.297          1.444              --
                                                       2005      1.201          1.297              --
                                                       2004      1.067          1.201              --
                                                       2003      1.057          1.067              --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.263          1.467              --
                                                       2005      1.165          1.263              --
                                                       2004      1.055          1.165              --
                                                       2003      1.000          1.055              --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.655          2.079              --
                                                       2005      1.324          1.655              --
                                                       2004      1.083          1.324              --
                                                       2003      1.000          1.083              --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.339          1.595              --
                                                       2005      1.239          1.339              --
                                                       2004      1.066          1.239              --
                                                       2003      1.000          1.066              --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.310          1.565              --
                                                       2005      1.227          1.310              --
                                                       2004      1.078          1.227              --
                                                       2003      1.000          1.078              --

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.059          1.082              --
                                                       2005      1.066          1.059              --
                                                       2004      1.007          1.066              --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.161          1.198              --
                                                       2005      1.099          1.161              --
                                                       2004      1.035          1.099              --
                                                       2003      1.000          1.035              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2006      1.350          1.408              --
                                                       2005      1.226          1.350              --
                                                       2004      1.094          1.226              --
                                                       2003      1.000          1.094              --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2006      1.085          1.148              --
                                                       2005      0.992          1.085              --
                                                       2004      1.006          0.992              --
                                                       2003      1.000          1.006              --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.125          1.301              --
                                                       2005      1.086          1.125              --
                                                       2004      1.060          1.086              --
                                                       2003      1.000          1.060              --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.205          1.348              --
                                                       2005      1.182          1.205              --
                                                       2004      1.049          1.182              --
                                                       2003      1.000          1.049              --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.156          1.339              --
                                                       2005      1.133          1.156              --
                                                       2004      1.067          1.133              --
                                                       2003      1.000          1.067              --

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.211          1.405              --
                                                       2005      1.159          1.211              --
                                                       2004      1.071          1.159              --
                                                       2003      1.000          1.071              --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.060          1.083              --
                                                       2005      1.027          1.060              --
                                                       2004      1.042          1.027              --
                                                       2003      1.000          1.042              --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.221          1.351              --
                                                       2005      1.187          1.221              --
                                                       2004      1.051          1.187              --
                                                       2003      1.000          1.051              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2006      1.232          1.342              --
                                                       2005      1.143          1.232              --
                                                       2004      1.069          1.143              --
                                                       2003      1.000          1.069              --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.172          1.324              --
                                                       2005      1.147          1.172              --
                                                       2004      1.061          1.147              --
                                                       2003      1.000          1.061              --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.151          1.268              --
                                                       2005      1.132          1.151              --
                                                       2004      1.065          1.132              --
                                                       2003      1.000          1.065              --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.996          1.017              --
                                                       2005      0.992          0.996              --
                                                       2004      1.000          0.992              --
                                                       2003      1.000          1.000              --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.204          1.385              --
                                                       2005      1.189          1.204              --
                                                       2004      1.076          1.189              --
                                                       2003      1.000          1.076              --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.393          1.534             890
                                                       2005      1.313          1.393           1,378
                                                       2004      1.079          1.313              --
                                                       2003      1.000          1.079              --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.094          1.127              --
                                                       2005      1.074          1.094              --
                                                       2004      0.994          1.074              --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.425          1.354              --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.143          1.202              --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.376          1.454              --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2006      1.086          1.194              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.511          1.661              --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.421          1.454              --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.127          1.189              --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.141          1.193              --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.075              --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.971          1.069              --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.232          1.214              --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.260          1.389              --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.217              --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.273          1.365              --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2006      1.116          1.105              --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.120          1.157              --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026              --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.219          1.187              --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.015          1.052              --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.005          1.026              --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.208          1.221              --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.229          1.257              --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.058              --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040              --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047              --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052              --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.197          1.277              --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049           4,044

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066              --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.082          1.147              --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.033          1.067              --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.998          1.005              --
                                                       2005      0.989          0.998              --
                                                       2004      0.998          0.989              --
                                                       2003      1.000          0.998              --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.110          1.171              --
                                                       2005      1.070          1.110              --
                                                       2004      0.994          1.070              --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.085          1.072              --
                                                       2005      1.084          1.085              --
                                                       2004      1.015          1.084              --
                                                       2003      1.000          1.015              --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.049          1.068           3,574
                                                       2005      1.044          1.049           5,253
                                                       2004      1.015          1.044              --
                                                       2003      1.000          1.015              --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.372          1.719              --
                                                       2005      1.247          1.372              --
                                                       2004      1.094          1.247              --
                                                       2003      1.000          1.094              --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.402          1.613              --
                                                       2005      1.335          1.402              --
                                                       2004      1.079          1.335              --
                                                       2003      1.000          1.079              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.158          1.232              --
                                                       2005      1.086          1.158              --
                                                       2004      1.040          1.086              --
                                                       2003      1.000          1.040              --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.072          1.141              --
                                                       2005      1.089          1.072              --
                                                       2004      1.044          1.089              --
                                                       2003      1.000          1.044              --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.306          1.425              --
                                                       2005      1.185          1.306              --
                                                       2004      1.037          1.185              --
                                                       2003      1.000          1.037              --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.171          1.229              --
                                                       2005      1.143          1.171              --
                                                       2004      1.060          1.143              --
                                                       2003      1.000          1.060              --

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.116          1.143              --
                                                       2005      1.110          1.116              --
                                                       2004      1.025          1.110              --
                                                       2003      1.000          1.025              --

  Travelers Federated Stock Subaccount (11/03).......  2006      1.210          1.252              --
                                                       2005      1.172          1.210              --
                                                       2004      1.081          1.172              --
                                                       2003      1.000          1.081              --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.173          1.208              --
                                                       2005      1.101          1.173              --
                                                       2004      1.054          1.101              --
                                                       2003      1.000          1.054              --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.026          1.090              --
                                                       2005      0.976          1.026              --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.008          1.010              --
                                                       2005      1.000          1.008              --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.038          1.073              --
                                                       2005      1.000          1.038              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.050          1.094              --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.024          1.042              --
                                                       2005      1.013          1.024              --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.298          1.376              --
                                                       2005      1.181          1.298              --
                                                       2004      1.039          1.181              --
                                                       2003      1.000          1.039              --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.153          1.219              --
                                                       2005      1.141          1.153              --
                                                       2004      1.020          1.141              --
                                                       2003      1.000          1.020              --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.161          1.197              --
                                                       2005      1.150          1.161              --
                                                       2004      1.052          1.150              --
                                                       2003      1.000          1.052              --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.167          1.260              --
                                                       2005      1.118          1.167              --
                                                       2004      0.996          1.118              --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.317          1.511              --
                                                       2005      1.226          1.317              --
                                                       2004      1.080          1.226              --
                                                       2003      1.000          1.080              --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.201          1.273              --
                                                       2005      1.155          1.201              --
                                                       2004      1.060          1.155              --
                                                       2003      1.000          1.060              --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.110          1.120              --
                                                       2005      1.092          1.110              --
                                                       2004      1.016          1.092              --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.026          1.015              --
                                                       2005      1.029          1.026              --
                                                       2004      1.016          1.029              --
                                                       2003      1.000          1.016              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.155          1.204              --
                                                       2005      1.154          1.155              --
                                                       2004      1.067          1.154              --
                                                       2003      1.000          1.067              --

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.073          1.033              --
                                                       2005      1.049          1.073              --
                                                       2004      1.009          1.049              --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.269          1.444           3,922
                                                       2005      1.243          1.269           6,042
                                                       2004      1.079          1.243              --
                                                       2003      1.000          1.079              --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2006      1.119          1.172              --
                                                       2005      1.058          1.119              --
                                                       2004      1.039          1.058              --
                                                       2003      1.000          1.039              --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.354          1.479              --
                                                       2005      1.183          1.354              --
                                                       2004      1.048          1.183              --
                                                       2003      1.000          1.048              --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2006      1.228          1.371              --
                                                       2005      1.038          1.228              --
                                                       2004      1.045          1.038              --
                                                       2003      1.000          1.045              --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      1.528          1.684             803
                                                       2005      1.320          1.528           1,353
                                                       2004      1.080          1.320              --
                                                       2003      1.000          1.080              --

                         SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.423          1.384                --
                                                       2005      1.265          1.423            65,512
                                                       2004      1.193          1.265            57,974
                                                       2003      1.000          1.193            12,541

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.701          2.006           428,597
                                                       2005      1.522          1.701           532,703
                                                       2004      1.370          1.522           587,816
                                                       2003      1.000          1.370            69,229

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.689          1.823         1,710,147
                                                       2005      1.484          1.689         2,275,665
                                                       2004      1.347          1.484         2,366,453
                                                       2003      1.000          1.347           301,837

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.476          1.666           867,072
                                                       2005      1.425          1.476         1,217,133
                                                       2004      1.318          1.425         1,122,998
                                                       2003      1.000          1.318           239,341

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.675          1.654                --
                                                       2005      1.447          1.675           233,267
                                                       2004      1.236          1.447           211,177
                                                       2003      1.000          1.236            70,492

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.752          2.276                --
                                                       2005      1.670          1.752           467,266
                                                       2004      1.298          1.670           448,137
                                                       2003      1.000          1.298           155,938

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2006      1.272          1.451            12,715
                                                       2005      1.244          1.272            16,857
                                                       2004      1.210          1.244             8,649
                                                       2003      1.000          1.210             8,577

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2006      1.497          1.521           133,424
                                                       2005      1.445          1.497           155,203
                                                       2004      1.325          1.445           155,161
                                                       2003      1.000          1.325            79,640

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.295          1.406                --
                                                       2005      1.201          1.295         1,145,726
                                                       2004      1.074          1.201         1,101,925
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.293          1.439                --
                                                       2005      1.199          1.293           526,364
                                                       2004      1.067          1.199           543,194
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.506          1.745                --
                                                       2005      1.391          1.506         1,031,440
                                                       2004      1.261          1.391         1,024,017
                                                       2003      1.000          1.261           143,251

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.196          2.755           164,511
                                                       2005      1.760          2.196           221,619
                                                       2004      1.441          1.760           163,767
                                                       2003      1.000          1.441            71,944

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.758          2.091           122,113
                                                       2005      1.629          1.758            92,582
                                                       2004      1.404          1.629            75,783
                                                       2003      1.107          1.404                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.670          1.992                --
                                                       2005      1.567          1.670           391,866
                                                       2004      1.379          1.567           329,467
                                                       2003      1.000          1.379           105,145

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.057          1.078                --
                                                       2005      1.065          1.057             6,763
                                                       2004      1.006          1.065             6,458

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.252          1.291                --
                                                       2005      1.187          1.252            83,447
                                                       2004      1.120          1.187            83,760
                                                       2003      1.000          1.120           297,061

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2006      1.476          1.537            11,689
                                                       2005      1.342          1.476            18,004
                                                       2004      1.200          1.342            18,006
                                                       2003      1.000          1.200             4,516

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2006      1.531          1.617             7,917
                                                       2005      1.402          1.531            18,408
                                                       2004      1.424          1.402            18,410
                                                       2003      1.000          1.424             4,023

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.362          1.573            30,806
                                                       2005      1.317          1.362            30,806
                                                       2004      1.287          1.317            28,621
                                                       2003      1.000          1.287            27,158

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.523          1.702                --
                                                       2005      1.496          1.523            62,559
                                                       2004      1.330          1.496            44,374
                                                       2003      1.000          1.330             7,397

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.516          1.754            70,633
                                                       2005      1.488          1.516            65,998
                                                       2004      1.403          1.488            54,215
                                                       2003      1.000          1.403             4,500

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.494          1.731            21,517
                                                       2005      1.433          1.494            25,039
                                                       2004      1.325          1.433            29,490
                                                       2003      1.000          1.325            73,896

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.404          1.433            19,280
                                                       2005      1.362          1.404            28,744
                                                       2004      1.384          1.362            29,979
                                                       2003      1.000          1.384             4,732

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.770          1.955           170,831
                                                       2005      1.723          1.770           203,183
                                                       2004      1.529          1.723           228,006
                                                       2003      1.000          1.529            41,780

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2006      1.535          1.670            46,859
                                                       2005      1.427          1.535            61,169
                                                       2004      1.335          1.427            56,338
                                                       2003      1.000          1.335            27,935

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.390          1.567           401,464
                                                       2005      1.361          1.390           598,729
                                                       2004      1.261          1.361           611,169
                                                       2003      1.000          1.261            82,594

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.383          1.523           115,579
                                                       2005      1.363          1.383           166,282
                                                       2004      1.284          1.363           167,163
                                                       2003      1.000          1.284            98,912

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.990          1.010            97,863
                                                       2005      0.988          0.990           190,655
                                                       2004      0.997          0.988           222,107
                                                       2003      1.000          0.997                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.382          1.587           376,369
                                                       2005      1.366          1.382           436,517
                                                       2004      1.239          1.366           480,389
                                                       2003      1.000          1.239           118,313

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.614          1.774         1,128,027
                                                       2005      1.523          1.614         1,465,826
                                                       2004      1.254          1.523         1,393,796
                                                       2003      1.000          1.254            80,387

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.091          1.124                --
                                                       2005      1.073          1.091            25,953
                                                       2004      0.994          1.073            25,694

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.844          1.750            44,338

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.284          1.349           174,163

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.601          1.689           961,371

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2006      1.084          1.191                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.845          2.026            51,220

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.654          1.690           210,550

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.124          1.184            25,646

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.300          1.358           226,049

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.074         1,359,158

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.970          1.068                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.485          1.462            63,999

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.256          1.384            13,465

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216           612,872

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.449          1.553            60,681

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2006      1.114          1.103                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.116          1.152           127,847

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025           547,809

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.569          1.526            43,755

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.025          1.061           161,940

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.993          1.012            19,296

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.397          1.412           170,429

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.523          1.557           299,662

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.039            26,232

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.056                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.324          1.411           540,531

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047         1,791,242

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.065            81,808

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.078          1.142             7,030

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.030          1.062             4,160

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.986          0.993                --
                                                       2005      0.979          0.986            71,801
                                                       2004      0.989          0.979           593,259
                                                       2003      1.000          0.989           462,016

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.107          1.168                --
                                                       2005      1.069          1.107            26,357
                                                       2004      0.994          1.069            24,950

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.112          1.096           202,518
                                                       2005      1.112          1.112           325,878
                                                       2004      1.043          1.112           283,964
                                                       2003      1.000          1.043            99,197

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.051          1.068           833,692
                                                       2005      1.047          1.051         1,184,738
                                                       2004      1.020          1.047         1,033,884
                                                       2003      1.000          1.020           381,721

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.720          2.152            25,430
                                                       2005      1.566          1.720            28,025
                                                       2004      1.376          1.566            26,726
                                                       2003      1.000          1.376            17,733

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.998          2.295            46,908
                                                       2005      1.906          1.998            52,768
                                                       2004      1.542          1.906            40,942
                                                       2003      1.000          1.542            11,318

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.397          1.485                --
                                                       2005      1.312          1.397            68,757
                                                       2004      1.258          1.312            68,863
                                                       2003      1.000          1.258            18,616

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.222          1.300                --
                                                       2005      1.243          1.222           297,316
                                                       2004      1.194          1.243           275,610
                                                       2003      1.000          1.194            66,483

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.691          1.844                --
                                                       2005      1.536          1.691            46,206
                                                       2004      1.347          1.536            47,151
                                                       2003      1.000          1.347             5,594

  Travelers Equity Income Subaccount (3/03)..........  2006      1.452          1.523                --
                                                       2005      1.419          1.452           326,937
                                                       2004      1.319          1.419           313,248
                                                       2003      1.000          1.319           216,751

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.255          1.284                --
                                                       2005      1.249          1.255           216,694
                                                       2004      1.156          1.249           206,505
                                                       2003      1.000          1.156           188,018

  Travelers Federated Stock Subaccount (11/03).......  2006      1.441          1.490                --
                                                       2005      1.398          1.441             3,029
                                                       2004      1.291          1.398             3,089
                                                       2003      1.000          1.291                --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.358          1.397                --
                                                       2005      1.276          1.358           129,439
                                                       2004      1.223          1.276           117,822
                                                       2003      1.000          1.223            48,406

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.026          1.089                --
                                                       2005      0.975          1.026                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.007          1.009                --
                                                       2005      1.000          1.007                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.037          1.072                --
                                                       2005      1.000          1.037                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.050          1.093                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.023          1.041                --
                                                       2005      1.013          1.023                --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.510          1.601                --
                                                       2005      1.376          1.510         1,223,598
                                                       2004      1.213          1.376         1,320,103
                                                       2003      1.000          1.213                --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.485          1.569                --
                                                       2005      1.472          1.485            48,654
                                                       2004      1.317          1.472            22,370
                                                       2003      1.000          1.317             4,058

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.285          1.324                --
                                                       2005      1.274          1.285           564,573
                                                       2004      1.168          1.274           530,644
                                                       2003      1.000          1.168           229,515

  Travelers MFS Value Subaccount (7/04)..............  2006      1.164          1.256                --
                                                       2005      1.117          1.164            18,511
                                                       2004      0.995          1.117            12,866

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.609          1.845                --
                                                       2005      1.500          1.609            71,081
                                                       2004      1.323          1.500            76,087
                                                       2003      1.000          1.323                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.368          1.449                --
                                                       2005      1.318          1.368            61,177
                                                       2004      1.211          1.318            73,750
                                                       2003      1.000          1.211            19,294

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.107          1.116                --
                                                       2005      1.091          1.107           161,945
                                                       2004      1.015          1.091           135,513

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.036          1.025                --
                                                       2005      1.041          1.036           223,912
                                                       2004      1.029          1.041           217,058
                                                       2003      1.000          1.029           135,662

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.368          1.426                --
                                                       2005      1.369          1.368            29,857
                                                       2004      1.269          1.369            19,792
                                                       2003      1.000          1.269             6,388

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.070          1.030                --
                                                       2005      1.047          1.070             4,160
                                                       2004      1.008          1.047             4,160

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.537          1.747           822,691
                                                       2005      1.507          1.537         1,192,933
                                                       2004      1.311          1.507         1,040,966
                                                       2003      1.000          1.311           141,363

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2006      1.316          1.376            97,112
                                                       2005      1.246          1.316            97,112
                                                       2004      1.226          1.246            97,113
                                                       2003      1.000          1.226            97,115

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.641          1.791           371,023
                                                       2005      1.437          1.641           376,712
                                                       2004      1.274          1.437           330,686
                                                       2003      1.000          1.274           138,602

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2006      1.464          1.632                --
                                                       2005      1.239          1.464            67,057
                                                       2004      1.249          1.239            12,672
                                                       2003      1.000          1.249            29,051

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.030          2.235           238,641
                                                       2005      1.757          2.030           278,538
                                                       2004      1.439          1.757           218,701
                                                       2003      1.000          1.439            97,206

                         SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.231          1.197             --
                                                       2005      1.095          1.231             --
                                                       2004      1.033          1.095             --
                                                       2003      1.000          1.033             --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.321          1.557             --
                                                       2005      1.183          1.321             --
                                                       2004      1.065          1.183             --
                                                       2003      1.000          1.065             --

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.307          1.410             --
                                                       2005      1.149          1.307             --
                                                       2004      1.044          1.149             --
                                                       2003      1.000          1.044             --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.188          1.340             --
                                                       2005      1.147          1.188             --
                                                       2004      1.062          1.147             --
                                                       2003      1.000          1.062             --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.432          1.414             --
                                                       2005      1.238          1.432             --
                                                       2004      1.058          1.238             --
                                                       2003      1.000          1.058             --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.420          1.843             --
                                                       2005      1.354          1.420             --
                                                       2004      1.053          1.354             --
                                                       2003      1.000          1.053             --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2006      1.112          1.268             --
                                                       2005      1.089          1.112             --
                                                       2004      1.059          1.089             --
                                                       2003      1.000          1.059             --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2006      1.171          1.190             --
                                                       2005      1.131          1.171             --
                                                       2004      1.038          1.131             --
                                                       2003      1.000          1.038             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.294          1.405             --
                                                       2005      1.200          1.294             --
                                                       2004      1.073          1.200             --
                                                       2003      1.050          1.073             --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.291          1.437             --
                                                       2005      1.198          1.291             --
                                                       2004      1.067          1.198             --
                                                       2003      1.057          1.067             --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.258          1.457             --
                                                       2005      1.162          1.258             --
                                                       2004      1.054          1.162             --
                                                       2003      1.000          1.054             --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.648          2.066             --
                                                       2005      1.321          1.648             --
                                                       2004      1.083          1.321             --
                                                       2003      1.000          1.083             --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.333          1.585             --
                                                       2005      1.236          1.333             --
                                                       2004      1.066          1.236             --
                                                       2003      1.000          1.066             --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.304          1.555             --
                                                       2005      1.224          1.304             --
                                                       2004      1.078          1.224             --
                                                       2003      1.000          1.078             --

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.056          1.077             --
                                                       2005      1.065          1.056             --
                                                       2004      1.006          1.065             --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.156          1.192             --
                                                       2005      1.097          1.156             --
                                                       2004      1.035          1.097             --
                                                       2003      1.000          1.035             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2006      1.345          1.399             --
                                                       2005      1.223          1.345             --
                                                       2004      1.094          1.223             --
                                                       2003      1.000          1.094             --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2006      1.081          1.141             --
                                                       2005      0.990          1.081             --
                                                       2004      1.006          0.990             --
                                                       2003      1.000          1.006             --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.120          1.293             --
                                                       2005      1.084          1.120             --
                                                       2004      1.060          1.084             --
                                                       2003      1.000          1.060             --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.200          1.340             --
                                                       2005      1.179          1.200             --
                                                       2004      1.048          1.179             --
                                                       2003      1.000          1.048             --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.151          1.331             --
                                                       2005      1.131          1.151             --
                                                       2004      1.067          1.131             --
                                                       2003      1.000          1.067             --

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.206          1.396             --
                                                       2005      1.157          1.206             --
                                                       2004      1.071          1.157             --
                                                       2003      1.000          1.071             --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.055          1.077             --
                                                       2005      1.025          1.055             --
                                                       2004      1.042          1.025             --
                                                       2003      1.000          1.042             --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.216          1.342             --
                                                       2005      1.184          1.216             --
                                                       2004      1.051          1.184             --
                                                       2003      1.000          1.051             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2006      1.227          1.334             --
                                                       2005      1.141          1.227             --
                                                       2004      1.068          1.141             --
                                                       2003      1.000          1.068             --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.167          1.315             --
                                                       2005      1.144          1.167             --
                                                       2004      1.060          1.144             --
                                                       2003      1.000          1.060             --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.146          1.260             --
                                                       2005      1.130          1.146             --
                                                       2004      1.065          1.130             --
                                                       2003      1.000          1.065             --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.991          1.010             --
                                                       2005      0.990          0.991             --
                                                       2004      0.999          0.990             --
                                                       2003      1.000          0.999             --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.199          1.376             --
                                                       2005      1.186          1.199             --
                                                       2004      1.076          1.186             --
                                                       2003      1.000          1.076             --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.387          1.524             --
                                                       2005      1.310          1.387             --
                                                       2004      1.079          1.310             --
                                                       2003      1.000          1.079             --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.090          1.123             --
                                                       2005      1.073          1.090             --
                                                       2004      0.994          1.073             --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.418          1.345             --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.138          1.195             --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.370          1.445             --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2006      1.083          1.190             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.504          1.651             --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.414          1.445             --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.123          1.183             --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.135          1.185             --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.074             --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.970          1.068             --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.226          1.206             --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.255          1.382             --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216             --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.266          1.357             --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2006      1.113          1.102             --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.115          1.151             --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025             --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.213          1.179             --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.011          1.046             --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.000          1.019             --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.202          1.214             --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.223          1.250             --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056             --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.039             --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045             --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051             --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.191          1.269             --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047             --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.065             --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.077          1.140             --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.029          1.061             --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.993          1.000             --
                                                       2005      0.987          0.993             --
                                                       2004      0.998          0.987             --
                                                       2003      1.000          0.998             --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.106          1.166             --
                                                       2005      1.068          1.106             --
                                                       2004      0.994          1.068             --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.081          1.065             --
                                                       2005      1.081          1.081             --
                                                       2004      1.015          1.081             --
                                                       2003      1.000          1.015             --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.045          1.062             --
                                                       2005      1.042          1.045             --
                                                       2004      1.015          1.042             --
                                                       2003      1.000          1.015             --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.366          1.708             --
                                                       2005      1.244          1.366             --
                                                       2004      1.094          1.244             --
                                                       2003      1.000          1.094             --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.396          1.603             --
                                                       2005      1.332          1.396             --
                                                       2004      1.079          1.332             --
                                                       2003      1.000          1.079             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.153          1.226             --
                                                       2005      1.083          1.153             --
                                                       2004      1.039          1.083             --
                                                       2003      1.000          1.039             --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.067          1.135             --
                                                       2005      1.086          1.067             --
                                                       2004      1.044          1.086             --
                                                       2003      1.000          1.044             --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.301          1.418             --
                                                       2005      1.182          1.301             --
                                                       2004      1.037          1.182             --
                                                       2003      1.000          1.037             --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.166          1.223             --
                                                       2005      1.140          1.166             --
                                                       2004      1.060          1.140             --
                                                       2003      1.000          1.060             --

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.112          1.138             --
                                                       2005      1.107          1.112             --
                                                       2004      1.025          1.107             --
                                                       2003      1.000          1.025             --

  Travelers Federated Stock Subaccount (11/03).......  2006      1.205          1.246             --
                                                       2005      1.169          1.205             --
                                                       2004      1.081          1.169             --
                                                       2003      1.000          1.081             --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.168          1.202             --
                                                       2005      1.098          1.168             --
                                                       2004      1.053          1.098             --
                                                       2003      1.000          1.053             --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.025          1.088             --
                                                       2005      0.975          1.025             --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.007          1.009             --
                                                       2005      1.000          1.007             --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.036          1.072             --
                                                       2005      1.000          1.036             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.049          1.093             --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.023          1.041             --
                                                       2005      1.013          1.023             --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.292          1.370             --
                                                       2005      1.178          1.292             --
                                                       2004      1.039          1.178             --
                                                       2003      1.000          1.039             --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.148          1.213             --
                                                       2005      1.138          1.148             --
                                                       2004      1.019          1.138             --
                                                       2003      1.000          1.019             --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.156          1.191             --
                                                       2005      1.147          1.156             --
                                                       2004      1.052          1.147             --
                                                       2003      1.000          1.052             --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.163          1.255             --
                                                       2005      1.117          1.163             --
                                                       2004      0.995          1.117             --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.312          1.504             --
                                                       2005      1.224          1.312             --
                                                       2004      1.080          1.224             --
                                                       2003      1.000          1.080             --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.196          1.266             --
                                                       2005      1.153          1.196             --
                                                       2004      1.060          1.153             --
                                                       2003      1.000          1.060             --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.106          1.115             --
                                                       2005      1.090          1.106             --
                                                       2004      1.015          1.090             --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.022          1.011             --
                                                       2005      1.027          1.022             --
                                                       2004      1.016          1.027             --
                                                       2003      1.000          1.016             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.150          1.198             --
                                                       2005      1.151          1.150             --
                                                       2004      1.067          1.151             --
                                                       2003      1.000          1.067             --

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.069          1.029             --
                                                       2005      1.047          1.069             --
                                                       2004      1.008          1.047             --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.263          1.435             --
                                                       2005      1.240          1.263             --
                                                       2004      1.079          1.240             --
                                                       2003      1.000          1.079             --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2006      1.114          1.165             --
                                                       2005      1.055          1.114             --
                                                       2004      1.039          1.055             --
                                                       2003      1.000          1.039             --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.348          1.470             --
                                                       2005      1.180          1.348             --
                                                       2004      1.047          1.180             --
                                                       2003      1.000          1.047             --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2006      1.223          1.363             --
                                                       2005      1.035          1.223             --
                                                       2004      1.045          1.035             --
                                                       2003      1.000          1.045             --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      1.521          1.674             --
                                                       2005      1.317          1.521             --
                                                       2004      1.079          1.317             --
                                                       2003      1.000          1.079             --

                         SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.419          1.379                --
                                                       2005      1.263          1.419             1,800
                                                       2004      1.192          1.263             1,803
                                                       2003      1.100          1.192                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.696          1.998           512,308
                                                       2005      1.520          1.696           500,504
                                                       2004      1.369          1.520           381,108
                                                       2003      1.002          1.369           197,920

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.684          1.816         1,744,527
                                                       2005      1.482          1.684         1,626,853
                                                       2004      1.346          1.482         1,086,345
                                                       2003      1.012          1.346           747,497

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.472          1.659         1,620,192
                                                       2005      1.422          1.472         1,892,885
                                                       2004      1.317          1.422         1,978,364
                                                       2003      1.000          1.317         1,597,963

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.670          1.649                --
                                                       2005      1.444          1.670                --
                                                       2004      1.235          1.444                --
                                                       2003      1.088          1.235                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.748          2.267                --
                                                       2005      1.667          1.748            68,293
                                                       2004      1.297          1.667                --
                                                       2003      1.087          1.297                --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2006      1.268          1.445             2,382
                                                       2005      1.242          1.268               362
                                                       2004      1.209          1.242                --
                                                       2003      1.088          1.209                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2006      1.493          1.516                --
                                                       2005      1.442          1.493                --
                                                       2004      1.324          1.442                --
                                                       2003      1.137          1.324                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.293          1.403                --
                                                       2005      1.199          1.293           483,216
                                                       2004      1.073          1.199             5,451
                                                       2003      1.050          1.073                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.290          1.435                --
                                                       2005      1.197          1.290           243,931
                                                       2004      1.067          1.197            25,758
                                                       2003      1.057          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.501          1.739                --
                                                       2005      1.388          1.501         1,044,422
                                                       2004      1.260          1.388           482,240
                                                       2003      1.044          1.260           364,439

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.191          2.745            57,073
                                                       2005      1.757          2.191            69,075
                                                       2004      1.440          1.757            30,492
                                                       2003      1.036          1.440            15,709

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.753          2.083           189,071
                                                       2005      1.627          1.753           270,920
                                                       2004      1.403          1.627           248,572
                                                       2003      1.107          1.403           172,058

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.666          1.985                --
                                                       2005      1.564          1.666            74,182
                                                       2004      1.378          1.564                --
                                                       2003      1.114          1.378                --

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.055          1.076                --
                                                       2005      1.064          1.055             4,023
                                                       2004      1.006          1.064                --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.248          1.287                --
                                                       2005      1.185          1.248                --
                                                       2004      1.119          1.185                --
                                                       2003      0.991          1.119                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2006      1.472          1.532                --
                                                       2005      1.340          1.472                --
                                                       2004      1.199          1.340                --
                                                       2003      1.074          1.199                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2006      1.527          1.611               326
                                                       2005      1.399          1.527               620
                                                       2004      1.423          1.399                --
                                                       2003      1.187          1.423                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.358          1.567                --
                                                       2005      1.315          1.358                --
                                                       2004      1.286          1.315                --
                                                       2003      1.147          1.286                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.519          1.696                --
                                                       2005      1.493          1.519            59,228
                                                       2004      1.329          1.493            52,451
                                                       2003      1.055          1.329            42,618

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.512          1.747            10,758
                                                       2005      1.485          1.512            36,033
                                                       2004      1.402          1.485            52,527
                                                       2003      1.013          1.402            50,808

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.490          1.724            44,638
                                                       2005      1.430          1.490            44,940
                                                       2004      1.324          1.430            44,943
                                                       2003      0.970          1.324            52,094

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.400          1.427             7,542
                                                       2005      1.360          1.400             7,542
                                                       2004      1.383          1.360                --
                                                       2003      1.183          1.383                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.765          1.947            85,549
                                                       2005      1.720          1.765            95,267
                                                       2004      1.527          1.720            91,820
                                                       2003      1.138          1.527            81,822

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2006      1.531          1.663            10,409
                                                       2005      1.424          1.531            10,554
                                                       2004      1.334          1.424                --
                                                       2003      1.147          1.334                --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.386          1.561           114,144
                                                       2005      1.359          1.386           197,390
                                                       2004      1.260          1.359           189,839
                                                       2003      1.051          1.260           180,603

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.380          1.517             2,051
                                                       2005      1.361          1.380             1,004
                                                       2004      1.283          1.361                --
                                                       2003      1.166          1.283                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.988          1.006            34,787
                                                       2005      0.987          0.988            65,556
                                                       2004      0.997          0.987           161,860
                                                       2003      0.999          0.997           177,825

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.378          1.581           154,426
                                                       2005      1.364          1.378           290,525
                                                       2004      1.238          1.364           145,805
                                                       2003      1.026          1.238           132,649

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.610          1.767           998,815
                                                       2005      1.520          1.610           996,717
                                                       2004      1.253          1.520           259,454
                                                       2003      1.055          1.253           224,172

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.089          1.122                --
                                                       2005      1.072          1.089             1,710
                                                       2004      0.994          1.072                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.838          1.743             6,381

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.280          1.344             5,939

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.596          1.683           797,075

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2006      1.083          1.190            13,637

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.839          2.019            55,736

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.649          1.684            33,296

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.122          1.181               908

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.296          1.353            37,288

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.073           740,897

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.970          1.068            23,129

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.480          1.457            61,682

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.254          1.380             7,858

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.215           144,521

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.445          1.547            69,816

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2006      1.112          1.101                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.114          1.149           134,496

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025           396,002

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.564          1.521            17,371

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.022          1.057            15,086

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.990          1.008            11,444

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.393          1.406           119,635

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.518          1.551           143,699

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.038                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045           106,403

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.050           135,410

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.320          1.405           993,044

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047           861,680

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.064             2,538

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.076          1.139            28,899

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.028          1.060            11,020

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.983          0.990                --
                                                       2005      0.977          0.983           135,974
                                                       2004      0.989          0.977                --
                                                       2003      0.998          0.989                --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.105          1.165                --
                                                       2005      1.068          1.105                --
                                                       2004      0.994          1.068                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.109          1.092           193,388
                                                       2005      1.110          1.109           209,029
                                                       2004      1.042          1.110           209,905
                                                       2003      1.019          1.042           104,830

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.048          1.064         1,082,038
                                                       2005      1.046          1.048         1,303,191
                                                       2004      1.019          1.046         1,486,745
                                                       2003      1.000          1.019         1,312,100

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.716          2.144            70,497
                                                       2005      1.563          1.716            47,285
                                                       2004      1.375          1.563            47,541
                                                       2003      1.000          1.375            94,637

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.993          2.286            95,166
                                                       2005      1.903          1.993            93,569
                                                       2004      1.541          1.903            88,443
                                                       2003      1.014          1.541            74,439

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.393          1.480                --
                                                       2005      1.309          1.393            79,708
                                                       2004      1.257          1.309            83,744
                                                       2003      1.064          1.257            87,325

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.218          1.296                --
                                                       2005      1.241          1.218            13,551
                                                       2004      1.193          1.241                --
                                                       2003      1.102          1.193                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.686          1.838                --
                                                       2005      1.533          1.686            10,331
                                                       2004      1.346          1.533                --
                                                       2003      1.132          1.346                --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.448          1.518                --
                                                       2005      1.416          1.448           219,540
                                                       2004      1.318          1.416           135,702
                                                       2003      0.968          1.318           117,149

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.251          1.280                --
                                                       2005      1.247          1.251             5,939
                                                       2004      1.155          1.247                --
                                                       2003      1.007          1.155                --

  Travelers Federated Stock Subaccount (11/03).......  2006      1.437          1.486                --
                                                       2005      1.395          1.437                --
                                                       2004      1.290          1.395                --
                                                       2003      1.200          1.290                --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.354          1.393                --
                                                       2005      1.274          1.354            78,821
                                                       2004      1.222          1.274            78,512
                                                       2003      1.120          1.222            13,476

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.025          1.088                --
                                                       2005      0.975          1.025                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.007          1.009                --
                                                       2005      1.000          1.007                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.036          1.071                --
                                                       2005      1.000          1.036            15,133

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.049          1.092                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.022          1.040                --
                                                       2005      1.013          1.022            48,633

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.506          1.596                --
                                                       2005      1.374          1.506           774,587
                                                       2004      1.212          1.374            26,955
                                                       2003      1.006          1.212            25,929

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.481          1.564                --
                                                       2005      1.469          1.481            19,350
                                                       2004      1.316          1.469                --
                                                       2003      1.162          1.316                --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.281          1.320                --
                                                       2005      1.272          1.281         1,181,812
                                                       2004      1.167          1.272         1,031,179
                                                       2003      1.000          1.167           849,125

  Travelers MFS Value Subaccount (7/04)..............  2006      1.163          1.254                --
                                                       2005      1.116          1.163            47,504
                                                       2004      0.995          1.116                --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.604          1.839                --
                                                       2005      1.497          1.604            74,504
                                                       2004      1.322          1.497            77,858
                                                       2003      1.086          1.322            43,023

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.364          1.445                --
                                                       2005      1.316          1.364            23,638
                                                       2004      1.210          1.316            42,752
                                                       2003      1.052          1.210            19,456

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.105          1.114                --
                                                       2005      1.090          1.105           102,014
                                                       2004      1.015          1.090            58,839

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.033          1.022                --
                                                       2005      1.039          1.033             9,332
                                                       2004      1.029          1.039                --
                                                       2003      1.027          1.029                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.365          1.421                --
                                                       2005      1.367          1.365            90,490
                                                       2004      1.268          1.367            90,905
                                                       2003      1.072          1.268            15,532

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.068          1.028                --
                                                       2005      1.047          1.068             6,179
                                                       2004      1.008          1.047                --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.533          1.740           789,083
                                                       2005      1.505          1.533           733,321
                                                       2004      1.310          1.505                --
                                                       2003      1.115          1.310                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2006      1.313          1.371                --
                                                       2005      1.244          1.313                --
                                                       2004      1.225          1.244                --
                                                       2003      1.131          1.225                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.637          1.784            74,191
                                                       2005      1.434          1.637            76,209
                                                       2004      1.273          1.434                --
                                                       2003      1.082          1.273                --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2006      1.460          1.626                --
                                                       2005      1.237          1.460                --
                                                       2004      1.248          1.237                --
                                                       2003      1.164          1.248                --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.025          2.227           137,935
                                                       2005      1.754          2.025           187,358
                                                       2004      1.438          1.754           111,689
                                                       2003      0.999          1.438           103,075

                         SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.415          1.374               --
                                                       2005      1.261          1.415            2,292
                                                       2004      1.191          1.261            6,311
                                                       2003      1.000          1.191               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.691          1.991           26,735
                                                       2005      1.517          1.691           26,058
                                                       2004      1.368          1.517          126,868
                                                       2003      1.000          1.368           70,473

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.680          1.809          291,060
                                                       2005      1.479          1.680          315,078
                                                       2004      1.345          1.479          426,688
                                                       2003      1.000          1.345          157,015

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.468          1.653          171,822
                                                       2005      1.420          1.468          194,614
                                                       2004      1.316          1.420          283,743
                                                       2003      1.000          1.316           78,319

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.665          1.644               --
                                                       2005      1.442          1.665           77,894
                                                       2004      1.234          1.442           53,823
                                                       2003      1.000          1.234           19,499

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.743          2.259               --
                                                       2005      1.664          1.743           58,953
                                                       2004      1.296          1.664          186,675
                                                       2003      1.000          1.296           50,725

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2006      1.265          1.440               --
                                                       2005      1.240          1.265               --
                                                       2004      1.208          1.240           19,367
                                                       2003      1.000          1.208               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2006      1.489          1.510            9,378
                                                       2005      1.440          1.489           12,645
                                                       2004      1.323          1.440           18,717
                                                       2003      1.000          1.323               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.290          1.400               --
                                                       2005      1.198          1.290          106,689
                                                       2004      1.073          1.198           50,712
                                                       2003      1.000          1.073            4,763

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.287          1.431               --
                                                       2005      1.196          1.287           45,237
                                                       2004      1.067          1.196           38,469
                                                       2003      1.000          1.067            4,732

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.497          1.732               --
                                                       2005      1.386          1.497           27,284
                                                       2004      1.259          1.386           42,172
                                                       2003      1.000          1.259           36,731

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.185          2.735           30,105
                                                       2005      1.754          2.185           41,382
                                                       2004      1.439          1.754          160,590
                                                       2003      1.000          1.439           41,587

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.748          2.075           99,205
                                                       2005      1.624          1.748          104,647
                                                       2004      1.402          1.624               --
                                                       2003      1.107          1.402               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.661          1.977               --
                                                       2005      1.561          1.661           70,609
                                                       2004      1.377          1.561           72,419
                                                       2003      1.000          1.377           11,625

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.053          1.074               --
                                                       2005      1.063          1.053               --
                                                       2004      1.006          1.063               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.245          1.283               --
                                                       2005      1.183          1.245           27,987
                                                       2004      1.118          1.183          139,054
                                                       2003      1.000          1.118           25,700

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2006      1.468          1.526            5,598
                                                       2005      1.338          1.468            5,598
                                                       2004      1.198          1.338            7,391
                                                       2003      1.000          1.198               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2006      1.523          1.605            5,610
                                                       2005      1.397          1.523            5,610
                                                       2004      1.421          1.397            5,610
                                                       2003      1.000          1.421               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.354          1.561               --
                                                       2005      1.313          1.354               --
                                                       2004      1.285          1.313               --
                                                       2003      1.000          1.285               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.515          1.690               --
                                                       2005      1.491          1.515           18,329
                                                       2004      1.328          1.491           18,355
                                                       2003      1.000          1.328               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.508          1.740           13,037
                                                       2005      1.483          1.508           12,430
                                                       2004      1.401          1.483          136,986
                                                       2003      1.000          1.401           42,336

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.486          1.718               --
                                                       2005      1.427          1.486               --
                                                       2004      1.323          1.427               --
                                                       2003      1.000          1.323               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.396          1.422            5,011
                                                       2005      1.357          1.396            5,011
                                                       2004      1.382          1.357            5,011
                                                       2003      1.000          1.382            5,011

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.760          1.940           17,684
                                                       2005      1.717          1.760           17,725
                                                       2004      1.526          1.717          128,631
                                                       2003      1.000          1.526           38,622

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2006      1.527          1.657               --
                                                       2005      1.422          1.527               --
                                                       2004      1.333          1.422            1,689
                                                       2003      1.000          1.333               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.382          1.555           20,472
                                                       2005      1.357          1.382           20,472
                                                       2004      1.259          1.357           49,080
                                                       2003      1.000          1.259           39,527

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.376          1.511           10,819
                                                       2005      1.358          1.376           10,819
                                                       2004      1.283          1.358           10,819
                                                       2003      1.000          1.283           11,844

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.986          1.003           28,559
                                                       2005      0.985          0.986           28,217
                                                       2004      0.997          0.985           57,761
                                                       2003      1.000          0.997               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.374          1.575          208,946
                                                       2005      1.362          1.374          233,964
                                                       2004      1.237          1.362          347,989
                                                       2003      1.000          1.237          109,832

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.605          1.761          140,490
                                                       2005      1.518          1.605          156,160
                                                       2004      1.252          1.518          279,710
                                                       2003      1.000          1.252           61,174

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.088          1.120               --
                                                       2005      1.072          1.088               --
                                                       2004      0.994          1.072               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.833          1.737               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.276          1.339           11,821

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.591          1.677           13,487

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2006      1.081          1.188               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.834          2.011           11,282

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.644          1.678           79,984

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.120          1.178               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.292          1.348           23,609

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.073           31,447

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.970          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.476          1.451            9,245

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.251          1.376          146,262

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.214           51,901

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.440          1.542               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2006      1.110          1.100               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.112          1.146           11,352

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.024           47,235

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.559          1.515               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.019          1.053          211,489

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.987          1.004          144,152

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.389          1.401            5,460

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.513          1.545           74,381

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.054               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.316          1.400          247,511

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.046          258,838

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.064            3,401

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.074          1.136               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.026          1.057           69,628

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.981          0.987               --
                                                       2005      0.975          0.981          154,692
                                                       2004      0.988          0.975          641,986
                                                       2003      1.000          0.988               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.103          1.163               --
                                                       2005      1.067          1.103               --
                                                       2004      0.994          1.067               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.106          1.088          125,987
                                                       2005      1.109          1.106          127,997
                                                       2004      1.042          1.109          130,130
                                                       2003      1.000          1.042          103,321

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.045          1.060          245,707
                                                       2005      1.044          1.045          248,940
                                                       2004      1.018          1.044          169,389
                                                       2003      1.000          1.018            2,667

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.711          2.135               --
                                                       2005      1.560          1.711               --
                                                       2004      1.374          1.560               --
                                                       2003      1.000          1.374               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.987          2.278               --
                                                       2005      1.900          1.987               --
                                                       2004      1.540          1.900               --
                                                       2003      1.000          1.540               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.389          1.476               --
                                                       2005      1.307          1.389            9,245
                                                       2004      1.256          1.307           11,840
                                                       2003      1.000          1.256           13,759

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.215          1.292               --
                                                       2005      1.239          1.215           50,143
                                                       2004      1.192          1.239          182,114
                                                       2003      1.000          1.192           49,155

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.682          1.833               --
                                                       2005      1.531          1.682               --
                                                       2004      1.345          1.531            1,627
                                                       2003      1.000          1.345               --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.444          1.513               --
                                                       2005      1.414          1.444           73,850
                                                       2004      1.317          1.414           76,418
                                                       2003      1.000          1.317           30,590

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.248          1.276               --
                                                       2005      1.245          1.248           11,902
                                                       2004      1.154          1.245           13,942
                                                       2003      1.000          1.154            5,848

  Travelers Federated Stock Subaccount (11/03).......  2006      1.433          1.481               --
                                                       2005      1.393          1.433               --
                                                       2004      1.289          1.393               --
                                                       2003      1.000          1.289               --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.351          1.389               --
                                                       2005      1.271          1.351            5,460
                                                       2004      1.221          1.271            5,460
                                                       2003      1.000          1.221            5,460

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.025          1.087               --
                                                       2005      0.975          1.025               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.006          1.008               --
                                                       2005      1.000          1.006               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.036          1.070               --
                                                       2005      1.000          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.048          1.091               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.022          1.039               --
                                                       2005      1.013          1.022               --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.502          1.591               --
                                                       2005      1.371          1.502           15,033
                                                       2004      1.211          1.371           15,693
                                                       2003      1.000          1.211               --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.477          1.559               --
                                                       2005      1.466          1.477               --
                                                       2004      1.315          1.466            8,152
                                                       2003      1.000          1.315               --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.278          1.316               --
                                                       2005      1.270          1.278          235,128
                                                       2004      1.166          1.270          159,364
                                                       2003      1.000          1.166           41,365

  Travelers MFS Value Subaccount (7/04)..............  2006      1.161          1.251               --
                                                       2005      1.115          1.161          154,295
                                                       2004      0.995          1.115               --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.600          1.834               --
                                                       2005      1.495          1.600           23,153
                                                       2004      1.321          1.495           24,120
                                                       2003      1.000          1.321               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.361          1.440               --
                                                       2005      1.314          1.361               --
                                                       2004      1.210          1.314               --
                                                       2003      1.000          1.210               --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.103          1.112               --
                                                       2005      1.089          1.103           10,026
                                                       2004      1.015          1.089               --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.031          1.019               --
                                                       2005      1.037          1.031          209,772
                                                       2004      1.028          1.037          155,580
                                                       2003      1.000          1.028           56,679

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.361          1.417               --
                                                       2005      1.365          1.361               --
                                                       2004      1.267          1.365               --
                                                       2003      1.000          1.267            4,410

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.067          1.026               --
                                                       2005      1.046          1.067           68,840
                                                       2004      1.008          1.046           19,277

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.528          1.733           70,272
                                                       2005      1.502          1.528           73,875
                                                       2004      1.309          1.502           56,432
                                                       2003      1.000          1.309           21,138

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2006      1.309          1.366               --
                                                       2005      1.242          1.309               --
                                                       2004      1.224          1.242               --
                                                       2003      1.000          1.224               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.632          1.778           25,569
                                                       2005      1.432          1.632           51,341
                                                       2004      1.272          1.432           46,920
                                                       2003      1.000          1.272           16,472

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2006      1.456          1.620               --
                                                       2005      1.234          1.456           21,092
                                                       2004      1.247          1.234           22,650
                                                       2003      1.000          1.247           48,137

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.019          2.218           23,427
                                                       2005      1.751          2.019           45,590
                                                       2004      1.437          1.751          160,324
                                                       2003      1.000          1.437           47,036

                         SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.226          1.190             --
                                                       2005      1.093          1.226             --
                                                       2004      1.033          1.093             --
                                                       2003      1.000          1.033             --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.315          1.547             --
                                                       2005      1.180          1.315             --
                                                       2004      1.064          1.180             --
                                                       2003      1.000          1.064             --

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.301          1.401             --
                                                       2005      1.146          1.301             --
                                                       2004      1.043          1.146             --
                                                       2003      1.000          1.043             --

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.183          1.332             --
                                                       2005      1.145          1.183             --
                                                       2004      1.062          1.145             --
                                                       2003      1.000          1.062             --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.426          1.407             --
                                                       2005      1.235          1.426             --
                                                       2004      1.058          1.235             --
                                                       2003      1.000          1.058             --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.414          1.832             --
                                                       2005      1.351          1.414             --
                                                       2004      1.052          1.351             --
                                                       2003      1.000          1.052             --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2006      1.108          1.260             --
                                                       2005      1.086          1.108             --
                                                       2004      1.059          1.086             --
                                                       2003      1.000          1.059             --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2006      1.167          1.182             --
                                                       2005      1.129          1.167             --
                                                       2004      1.038          1.129             --
                                                       2003      1.000          1.038             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.289          1.398             --
                                                       2005      1.197          1.289             --
                                                       2004      1.073          1.197             --
                                                       2003      1.050          1.073             --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.286          1.430             --
                                                       2005      1.195          1.286             --
                                                       2004      1.066          1.195             --
                                                       2003      1.057          1.066             --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.252          1.448             --
                                                       2005      1.160          1.252             --
                                                       2004      1.054          1.160             --
                                                       2003      1.000          1.054             --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.641          2.053             --
                                                       2005      1.318          1.641             --
                                                       2004      1.082          1.318             --
                                                       2003      1.000          1.082             --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.328          1.575             --
                                                       2005      1.234          1.328             --
                                                       2004      1.066          1.234             --
                                                       2003      1.000          1.066             --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.299          1.545             --
                                                       2005      1.221          1.299             --
                                                       2004      1.078          1.221             --
                                                       2003      1.000          1.078             --

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.052          1.073             --
                                                       2005      1.063          1.052             --
                                                       2004      1.006          1.063             --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.151          1.186             --
                                                       2005      1.094          1.151             --
                                                       2004      1.035          1.094             --
                                                       2003      1.000          1.035             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2006      1.339          1.391             --
                                                       2005      1.220          1.339             --
                                                       2004      1.094          1.220             --
                                                       2003      1.000          1.094             --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2006      1.076          1.133             --
                                                       2005      0.987          1.076             --
                                                       2004      1.005          0.987             --
                                                       2003      1.000          1.005             --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.115          1.285             --
                                                       2005      1.082          1.115             --
                                                       2004      1.059          1.082             --
                                                       2003      1.000          1.059             --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.195          1.332             --
                                                       2005      1.176          1.195             --
                                                       2004      1.048          1.176             --
                                                       2003      1.000          1.048             --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.146          1.323             --
                                                       2005      1.128          1.146             --
                                                       2004      1.066          1.128             --
                                                       2003      1.000          1.066             --

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.201          1.387             --
                                                       2005      1.154          1.201             --
                                                       2004      1.071          1.154             --
                                                       2003      1.000          1.071             --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.051          1.070             --
                                                       2005      1.022          1.051             --
                                                       2004      1.041          1.022             --
                                                       2003      1.000          1.041             --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.211          1.334             --
                                                       2005      1.182          1.211             --
                                                       2004      1.051          1.182             --
                                                       2003      1.000          1.051             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2006      1.222          1.326             --
                                                       2005      1.138          1.222             --
                                                       2004      1.068          1.138             --
                                                       2003      1.000          1.068             --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.162          1.307             --
                                                       2005      1.142          1.162             --
                                                       2004      1.060          1.142             --
                                                       2003      1.000          1.060             --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.141          1.253             --
                                                       2005      1.127          1.141             --
                                                       2004      1.065          1.127             --
                                                       2003      1.000          1.065             --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.987          1.004             --
                                                       2005      0.987          0.987             --
                                                       2004      0.999          0.987             --
                                                       2003      1.000          0.999             --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.194          1.368             --
                                                       2005      1.184          1.194             --
                                                       2004      1.076          1.184             --
                                                       2003      1.000          1.076             --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.382          1.515             --
                                                       2005      1.307          1.382             --
                                                       2004      1.079          1.307             --
                                                       2003      1.000          1.079             --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.087          1.119             --
                                                       2005      1.071          1.087             --
                                                       2004      0.994          1.071             --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.411          1.337             --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.132          1.187             --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.363          1.436             --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2006      1.081          1.187             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.497          1.641             --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.407          1.436             --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.119          1.176             --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.130          1.178             --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.072             --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.970          1.067             --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.220          1.199             --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.250          1.374             --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.214             --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.260          1.348             --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2006      1.110          1.099             --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.111          1.145             --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.024             --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.207          1.172             --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.006          1.039             --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.996          1.013             --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.196          1.206             --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.217          1.242             --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.055             --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.037             --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.044             --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.049             --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.054             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.185          1.261             --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.046             --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.063             --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.073          1.134             --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.025          1.055             --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.989          0.996             --
                                                       2005      0.984          0.989             --
                                                       2004      0.998          0.984             --
                                                       2003      1.000          0.998             --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.102          1.162             --
                                                       2005      1.067          1.102             --
                                                       2004      0.994          1.067             --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.076          1.058             --
                                                       2005      1.079          1.076             --
                                                       2004      1.014          1.079             --
                                                       2003      1.000          1.014             --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.040          1.055             --
                                                       2005      1.040          1.040             --
                                                       2004      1.015          1.040             --
                                                       2003      1.000          1.015             --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.361          1.698             --
                                                       2005      1.241          1.361             --
                                                       2004      1.094          1.241             --
                                                       2003      1.000          1.094             --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.390          1.593             --
                                                       2005      1.329          1.390             --
                                                       2004      1.078          1.329             --
                                                       2003      1.000          1.078             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.148          1.220             --
                                                       2005      1.081          1.148             --
                                                       2004      1.039          1.081             --
                                                       2003      1.000          1.039             --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.063          1.130             --
                                                       2005      1.084          1.063             --
                                                       2004      1.044          1.084             --
                                                       2003      1.000          1.044             --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.295          1.411             --
                                                       2005      1.179          1.295             --
                                                       2004      1.037          1.179             --
                                                       2003      1.000          1.037             --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.161          1.217             --
                                                       2005      1.137          1.161             --
                                                       2004      1.060          1.137             --
                                                       2003      1.000          1.060             --

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.107          1.132             --
                                                       2005      1.105          1.107             --
                                                       2004      1.025          1.105             --
                                                       2003      1.000          1.025             --

  Travelers Federated Stock Subaccount (11/03).......  2006      1.200          1.240             --
                                                       2005      1.167          1.200             --
                                                       2004      1.080          1.167             --
                                                       2003      1.000          1.080             --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.163          1.196             --
                                                       2005      1.096          1.163             --
                                                       2004      1.053          1.096             --
                                                       2003      1.000          1.053             --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.025          1.087             --
                                                       2005      0.975          1.025             --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.006          1.007             --
                                                       2005      1.000          1.006             --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.035          1.070             --
                                                       2005      1.000          1.035             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.048          1.091             --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.021          1.039             --
                                                       2005      1.013          1.021             --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.287          1.363             --
                                                       2005      1.176          1.287             --
                                                       2004      1.039          1.176             --
                                                       2003      1.000          1.039             --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.143          1.207             --
                                                       2005      1.136          1.143             --
                                                       2004      1.019          1.136             --
                                                       2003      1.000          1.019             --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.151          1.185             --
                                                       2005      1.145          1.151             --
                                                       2004      1.051          1.145             --
                                                       2003      1.000          1.051             --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.160          1.250             --
                                                       2005      1.115          1.160             --
                                                       2004      0.995          1.115             --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.306          1.497             --
                                                       2005      1.221          1.306             --
                                                       2004      1.080          1.221             --
                                                       2003      1.000          1.080             --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.191          1.260             --
                                                       2005      1.150          1.191             --
                                                       2004      1.059          1.150             --
                                                       2003      1.000          1.059             --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.102          1.111             --
                                                       2005      1.089          1.102             --
                                                       2004      1.015          1.089             --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.017          1.006             --
                                                       2005      1.025          1.017             --
                                                       2004      1.016          1.025             --
                                                       2003      1.000          1.016             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.145          1.192             --
                                                       2005      1.149          1.145             --
                                                       2004      1.067          1.149             --
                                                       2003      1.000          1.067             --

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.066          1.025             --
                                                       2005      1.046          1.066             --
                                                       2004      1.008          1.046             --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.258          1.426             --
                                                       2005      1.237          1.258             --
                                                       2004      1.078          1.237             --
                                                       2003      1.000          1.078             --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2006      1.110          1.157             --
                                                       2005      1.053          1.110             --
                                                       2004      1.039          1.053             --
                                                       2003      1.000          1.039             --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.342          1.461             --
                                                       2005      1.178          1.342             --
                                                       2004      1.047          1.178             --
                                                       2003      1.000          1.047             --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2006      1.218          1.354             --
                                                       2005      1.033          1.218             --
                                                       2004      1.044          1.033             --
                                                       2003      1.000          1.044             --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      1.515          1.663             --
                                                       2005      1.314          1.515             --
                                                       2004      1.079          1.314             --
                                                       2003      1.000          1.079             --

                         SEPARATE ACCOUNT CHARGES 2.40%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.411          1.369               --
                                                       2005      1.258          1.411           53,453
                                                       2004      1.190          1.258           53,453
                                                       2003      1.100          1.190               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.687          1.983          295,104
                                                       2005      1.514          1.687          295,274
                                                       2004      1.367          1.514          288,223
                                                       2003      1.002          1.367          173,170

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.675          1.802          448,486
                                                       2005      1.476          1.675          482,424
                                                       2004      1.344          1.476          455,603
                                                       2003      1.012          1.344          325,574

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.464          1.647          795,245
                                                       2005      1.417          1.464          835,498
                                                       2004      1.315          1.417          859,612
                                                       2003      1.000          1.315          433,447

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.661          1.639               --
                                                       2005      1.439          1.661           12,196
                                                       2004      1.233          1.439               --
                                                       2003      1.088          1.233               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.738          2.250               --
                                                       2005      1.661          1.738               --
                                                       2004      1.295          1.661               --
                                                       2003      1.087          1.295               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2006      1.261          1.434               --
                                                       2005      1.238          1.261            2,639
                                                       2004      1.207          1.238               --
                                                       2003      1.088          1.207               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2006      1.485          1.504               --
                                                       2005      1.437          1.485               --
                                                       2004      1.322          1.437               --
                                                       2003      1.137          1.322               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.287          1.396               --
                                                       2005      1.197          1.287           12,329
                                                       2004      1.073          1.197               --
                                                       2003      1.050          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.284          1.428               --
                                                       2005      1.195          1.284               --
                                                       2004      1.066          1.195               --
                                                       2003      1.057          1.066               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.493          1.726               --
                                                       2005      1.383          1.493          109,097
                                                       2004      1.258          1.383          105,589
                                                       2003      1.044          1.258           95,642

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.179          2.725            6,749
                                                       2005      1.751          2.179            6,751
                                                       2004      1.438          1.751            6,753
                                                       2003      1.036          1.438            6,755

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.744          2.067           33,123
                                                       2005      1.621          1.744           33,803
                                                       2004      1.401          1.621           51,302
                                                       2003      1.106          1.401           38,721

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.656          1.970               --
                                                       2005      1.558          1.656           56,292
                                                       2004      1.376          1.558               --
                                                       2003      1.114          1.376               --

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.051          1.072               --
                                                       2005      1.063          1.051               --
                                                       2004      1.006          1.063               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.241          1.279               --
                                                       2005      1.181          1.241               --
                                                       2004      1.117          1.181               --
                                                       2003      0.991          1.117               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2006      1.464          1.520               --
                                                       2005      1.335          1.464               --
                                                       2004      1.197          1.335               --
                                                       2003      1.073          1.197               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2006      1.519          1.599               --
                                                       2005      1.395          1.519               --
                                                       2004      1.420          1.395               --
                                                       2003      1.186          1.420               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.351          1.555               --
                                                       2005      1.310          1.351               --
                                                       2004      1.284          1.310               --
                                                       2003      1.147          1.284               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.511          1.684               --
                                                       2005      1.488          1.511           16,625
                                                       2004      1.327          1.488           16,625
                                                       2003      1.055          1.327           16,625

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.504          1.734            8,989
                                                       2005      1.480          1.504            8,989
                                                       2004      1.400          1.480           13,687
                                                       2003      1.013          1.400            8,989

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.482          1.711            9,571
                                                       2005      1.425          1.482            9,314
                                                       2004      1.322          1.425           14,278
                                                       2003      0.970          1.322            9,314

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.392          1.416               --
                                                       2005      1.355          1.392               --
                                                       2004      1.381          1.355               --
                                                       2003      1.182          1.381               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.755          1.933               --
                                                       2005      1.714          1.755               --
                                                       2004      1.525          1.714               --
                                                       2003      1.138          1.525               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2006      1.523          1.651               --
                                                       2005      1.419          1.523               --
                                                       2004      1.332          1.419               --
                                                       2003      1.147          1.332               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.378          1.549               --
                                                       2005      1.354          1.378               --
                                                       2004      1.258          1.354               --
                                                       2003      1.051          1.258               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.372          1.506               --
                                                       2005      1.356          1.372               --
                                                       2004      1.282          1.356               --
                                                       2003      1.166          1.282               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.983          1.000           42,986
                                                       2005      0.984          0.983           43,669
                                                       2004      0.996          0.984           43,669
                                                       2003      0.999          0.996               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.371          1.569          190,419
                                                       2005      1.360          1.371          190,476
                                                       2004      1.236          1.360          174,071
                                                       2003      1.026          1.236          139,106

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.601          1.755           55,742
                                                       2005      1.515          1.601           54,182
                                                       2004      1.251          1.515           46,407
                                                       2003      1.055          1.251           17,038

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.086          1.117               --
                                                       2005      1.071          1.086               --
                                                       2004      0.994          1.071               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.827          1.730               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.272          1.334           10,245

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.586          1.670               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2006      1.080          1.186               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.828          2.003           66,073

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.639          1.671           19,871

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.117          1.175               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.288          1.342               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.072           29,350

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.970          1.066               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.471          1.446               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.249          1.373           13,141

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.214               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.436          1.536           22,546

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2006      1.109          1.098               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.110          1.143               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.023           27,917

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.554          1.509           32,627

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.016          1.049           42,523

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.984          1.001               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.384          1.396           50,226

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.509          1.539           33,685

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.037               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.049           38,449

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.054               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.312          1.395          232,698

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.045          116,325

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.063           74,146

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.072          1.133               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.024          1.054           26,025

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.978          0.984               --
                                                       2005      0.973          0.978               --
                                                       2004      0.987          0.973               --
                                                       2003      0.998          0.987               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.101          1.161               --
                                                       2005      1.067          1.101               --
                                                       2004      0.994          1.067               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.103          1.084           78,205
                                                       2005      1.107          1.103           66,145
                                                       2004      1.041          1.107           73,363
                                                       2003      1.019          1.041           35,253

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.042          1.056          356,273
                                                       2005      1.042          1.042          356,509
                                                       2004      1.017          1.042          371,236
                                                       2003      1.000          1.017          209,026

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.706          2.127           21,699
                                                       2005      1.557          1.706           21,699
                                                       2004      1.373          1.557           21,699
                                                       2003      1.000          1.373           21,699

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.982          2.269            6,809
                                                       2005      1.896          1.982            6,812
                                                       2004      1.539          1.896            6,816
                                                       2003      1.013          1.539            6,816

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.385          1.471               --
                                                       2005      1.305          1.385               --
                                                       2004      1.255          1.305               --
                                                       2003      1.064          1.255               --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.212          1.288               --
                                                       2005      1.236          1.212               --
                                                       2004      1.191          1.236               --
                                                       2003      1.101          1.191               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.677          1.827               --
                                                       2005      1.528          1.677               --
                                                       2004      1.344          1.528               --
                                                       2003      1.131          1.344               --

  Travelers Equity Income Subaccount (3/03)..........  2006      1.440          1.509               --
                                                       2005      1.411          1.440           33,685
                                                       2004      1.316          1.411           33,692
                                                       2003      0.968          1.316           24,196

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.244          1.272               --
                                                       2005      1.243          1.244            1,829
                                                       2004      1.153          1.243               --
                                                       2003      1.007          1.153               --

  Travelers Federated Stock Subaccount (11/03).......  2006      1.430          1.476               --
                                                       2005      1.390          1.430               --
                                                       2004      1.288          1.390               --
                                                       2003      1.198          1.288               --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.347          1.384               --
                                                       2005      1.269          1.347           27,164
                                                       2004      1.220          1.269           27,182
                                                       2003      1.119          1.220           17,177

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.025          1.087               --
                                                       2005      0.975          1.025               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.006          1.007               --
                                                       2005      1.000          1.006               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.035          1.069               --
                                                       2005      1.000          1.035           38,208

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.048          1.090               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.021          1.038               --
                                                       2005      1.013          1.021               --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.498          1.586               --
                                                       2005      1.369          1.498               --
                                                       2004      1.210          1.369               --
                                                       2003      1.006          1.210               --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.473          1.554               --
                                                       2005      1.464          1.473           32,627
                                                       2004      1.314          1.464               --
                                                       2003      1.162          1.314               --

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.274          1.312               --
                                                       2005      1.268          1.274          225,717
                                                       2004      1.165          1.268           95,802
                                                       2003      1.000          1.165           99,032

  Travelers MFS Value Subaccount (7/04)..............  2006      1.159          1.249               --
                                                       2005      1.115          1.159           10,687
                                                       2004      0.995          1.115               --

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.595          1.828               --
                                                       2005      1.492          1.595           66,385
                                                       2004      1.320          1.492           66,388
                                                       2003      1.085          1.320           28,922

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.357          1.436               --
                                                       2005      1.311          1.357           23,638
                                                       2004      1.209          1.311            7,631
                                                       2003      1.051          1.209               --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.102          1.110               --
                                                       2005      1.088          1.102               --
                                                       2004      1.015          1.088               --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.028          1.016               --
                                                       2005      1.036          1.028           41,373
                                                       2004      1.027          1.036               --
                                                       2003      1.027          1.027               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.357          1.412               --
                                                       2005      1.362          1.357           24,271
                                                       2004      1.266          1.362           22,624
                                                       2003      1.072          1.266           22,626

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.065          1.024               --
                                                       2005      1.045          1.065           25,118
                                                       2004      1.008          1.045               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.524          1.727           47,037
                                                       2005      1.499          1.524           52,427
                                                       2004      1.308          1.499               --
                                                       2003      1.114          1.308               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2006      1.306          1.361               --
                                                       2005      1.240          1.306               --
                                                       2004      1.223          1.240               --
                                                       2003      1.130          1.223               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.628          1.771           36,134
                                                       2005      1.429          1.628           38,342
                                                       2004      1.271          1.429               --
                                                       2003      1.082          1.271               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2006      1.452          1.613               --
                                                       2005      1.232          1.452               --
                                                       2004      1.246          1.232               --
                                                       2003      1.163          1.246               --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.014          2.210           14,561
                                                       2005      1.748          2.014           14,629
                                                       2004      1.436          1.748            3,711
                                                       2003      0.999          1.436            3,716

                         SEPARATE ACCOUNT CHARGES 2.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.407          1.364               --
                                                       2005      1.256          1.407               --
                                                       2004      1.189          1.256               --
                                                       2003      1.000          1.189               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (4/03).............................................  2006      1.682          1.976           13,482
                                                       2005      1.512          1.682           19,396
                                                       2004      1.366          1.512           12,575
                                                       2003      1.000          1.366            4,404

  American Funds Growth Subaccount (Class 2) (3/03)..  2006      1.670          1.796          218,022
                                                       2005      1.474          1.670          218,830
                                                       2004      1.343          1.474           54,990
                                                       2003      1.000          1.343           20,944

  American Funds Growth-Income Subaccount (Class 2)
  (3/03).............................................  2006      1.460          1.641          246,704
                                                       2005      1.414          1.460          241,657
                                                       2004      1.314          1.414           57,717
                                                       2003      1.000          1.314           18,526

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.656          1.634               --
                                                       2005      1.437          1.656           11,889
                                                       2004      1.232          1.437           16,239
                                                       2003      1.000          1.232            4,262

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.733          2.242               --
                                                       2005      1.658          1.733            6,868
                                                       2004      1.294          1.658            7,184
                                                       2003      1.000          1.294            1,441

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (6/03).....................................  2006      1.258          1.429               --
                                                       2005      1.235          1.258               --
                                                       2004      1.206          1.235            2,778
                                                       2003      1.000          1.206               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2006      1.481          1.499            3,903
                                                       2005      1.435          1.481           12,039
                                                       2004      1.321          1.435           11,081
                                                       2003      1.000          1.321            3,903

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.284          1.393               --
                                                       2005      1.195          1.284           32,924
                                                       2004      1.073          1.195           33,701
                                                       2003      1.000          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.282          1.425               --
                                                       2005      1.193          1.282               --
                                                       2004      1.066          1.193               --
                                                       2003      1.000          1.066               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (4/03)..........................................  2006      1.489          1.719               --
                                                       2005      1.381          1.489           22,508
                                                       2004      1.257          1.381           22,850
                                                       2003      1.000          1.257           15,059

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.173          2.715            6,448
                                                       2005      1.748          2.173            5,763
                                                       2004      1.437          1.748            5,173
                                                       2003      1.000          1.437            4,337

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.739          2.060           62,617
                                                       2005      1.618          1.739           65,886
                                                       2004      1.400          1.618               --
                                                       2003      1.106          1.400               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/03)...................................  2006      1.652          1.963               --
                                                       2005      1.556          1.652            4,927
                                                       2004      1.375          1.556            3,779
                                                       2003      1.000          1.375            3,779

High Yield Bond Trust
  High Yield Bond Trust (7/04).......................  2006      1.050          1.070               --
                                                       2005      1.062          1.050               --
                                                       2004      1.005          1.062               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/03).............................................  2006      1.238          1.275               --
                                                       2005      1.179          1.238            8,512
                                                       2004      1.116          1.179            8,903
                                                       2003      1.000          1.116               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)............................  2006      1.460          1.514               --
                                                       2005      1.333          1.460           15,016
                                                       2004      1.196          1.333           15,706
                                                       2003      1.000          1.196               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2006      1.515          1.593               --
                                                       2005      1.392          1.515               --
                                                       2004      1.419          1.392               --
                                                       2003      1.000          1.419            1,252

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.347          1.549               --
                                                       2005      1.308          1.347               --
                                                       2004      1.283          1.308               --
                                                       2003      1.000          1.283               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.507          1.678               --
                                                       2005      1.486          1.507            7,009
                                                       2004      1.326          1.486            7,329
                                                       2003      1.000          1.326               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/03).........  2006      1.499          1.727               --
                                                       2005      1.477          1.499            6,678
                                                       2004      1.399          1.477            6,984
                                                       2003      1.000          1.399            1,350

  LMPVPI Investors Subaccount (Class I) (3/03).......  2006      1.478          1.705               --
                                                       2005      1.422          1.478            7,044
                                                       2004      1.321          1.422            7,368
                                                       2003      1.000          1.321               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.388          1.411               --
                                                       2005      1.353          1.388            6,922
                                                       2004      1.380          1.353            7,240
                                                       2003      1.000          1.380               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2006      1.751          1.925            4,386
                                                       2005      1.711          1.751            4,386
                                                       2004      1.524          1.711            4,787
                                                       2003      1.000          1.524            2,732

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2006      1.518          1.645               --
                                                       2005      1.417          1.518               --
                                                       2004      1.331          1.417               --
                                                       2003      1.000          1.331            1,419

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.374          1.543           19,303
                                                       2005      1.352          1.374           19,303
                                                       2004      1.257          1.352           19,303
                                                       2003      1.000          1.257           19,303

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.368          1.500           14,858
                                                       2005      1.354          1.368           14,858
                                                       2004      1.281          1.354           14,858
                                                       2003      1.000          1.281           14,858

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.981          0.996               --
                                                       2005      0.983          0.981            3,567
                                                       2004      0.996          0.983            3,300
                                                       2003      1.000          0.996               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.367          1.564            4,200
                                                       2005      1.357          1.367            4,200
                                                       2004      1.235          1.357            4,200
                                                       2003      1.000          1.235            5,744

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.597          1.748           13,750
                                                       2005      1.513          1.597           13,601
                                                       2004      1.250          1.513           15,612
                                                       2003      1.000          1.250            3,279

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.084          1.115               --
                                                       2005      1.070          1.084               --
                                                       2004      0.994          1.070               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.821          1.724               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.269          1.329           58,405

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.581          1.664            7,929

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (10/06)............................................  2006      1.079          1.184               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.822          1.996            2,229

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.634          1.665            4,262

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.115          1.172               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.284          1.337               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.071           23,901

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.970          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.467          1.440            4,123

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.246          1.369            3,205

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.213               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.432          1.530               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (12/06)............................................  2006      1.107          1.097               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.108          1.140               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.023            4,048

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.550          1.504            7,581

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.012          1.045               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.981          0.997               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.380          1.390           19,765

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.504          1.534           18,479

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.054               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.043               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.048               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.053               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.308          1.390           14,091

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.045           51,073

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.062               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.070          1.130               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.022          1.051               --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.975          0.981               --
                                                       2005      0.972          0.975               --
                                                       2004      0.986          0.972           50,215
                                                       2003      1.000          0.986           50,215

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.099          1.158               --
                                                       2005      1.066          1.099               --
                                                       2004      0.994          1.066               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.100          1.081            6,243
                                                       2005      1.105          1.100            7,480
                                                       2004      1.040          1.105            7,001
                                                       2003      1.000          1.040               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (3/03)......................................  2006      1.039          1.052           44,965
                                                       2005      1.040          1.039           45,746
                                                       2004      1.017          1.040           45,739
                                                       2003      1.000          1.017           20,129

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (3/03).........................................  2006      1.701          2.119               --
                                                       2005      1.555          1.701               --
                                                       2004      1.372          1.555               --
                                                       2003      1.000          1.372               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (4/03).............................................  2006      1.976          2.261            4,315
                                                       2005      1.893          1.976            5,279
                                                       2004      1.538          1.893            4,707
                                                       2003      1.000          1.538            2,746

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.381          1.467               --
                                                       2005      1.303          1.381            4,123
                                                       2004      1.254          1.303            4,123
                                                       2003      1.000          1.254            4,123

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.208          1.284               --
                                                       2005      1.234          1.208            7,923
                                                       2004      1.191          1.234            8,287
                                                       2003      1.000          1.191               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.673          1.821               --
                                                       2005      1.525          1.673            6,866
                                                       2004      1.343          1.525            7,179
                                                       2003      1.000          1.343            1,359

  Travelers Equity Income Subaccount (3/03)..........  2006      1.436          1.504               --
                                                       2005      1.409          1.436           25,801
                                                       2004      1.315          1.409           26,137
                                                       2003      1.000          1.315           19,911

  Travelers Federated High Yield Subaccount (3/03)...  2006      1.241          1.269               --
                                                       2005      1.240          1.241           66,991
                                                       2004      1.152          1.240           64,358
                                                       2003      1.000          1.152               --

  Travelers Federated Stock Subaccount (11/03).......  2006      1.426          1.472               --
                                                       2005      1.388          1.426               --
                                                       2004      1.287          1.388               --
                                                       2003      1.000          1.287               --

  Travelers Large Cap Subaccount (7/03)..............  2006      1.343          1.380               --
                                                       2005      1.267          1.343           19,765
                                                       2004      1.219          1.267           19,765
                                                       2003      1.000          1.219           19,765

  Travelers Managed Allocation Series: Aggressive
  Subaccount (10/05).................................  2006      1.024          1.086               --
                                                       2005      0.975          1.024               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.006          1.006               --
                                                       2005      1.000          1.006               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.035          1.068               --
                                                       2005      1.000          1.035               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/06).......................  2006      1.047          1.089               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.021          1.037               --
                                                       2005      1.013          1.021               --

  Travelers Mercury Large Cap Core Subaccount
  (4/03).............................................  2006      1.493          1.581               --
                                                       2005      1.366          1.493            5,368
                                                       2004      1.209          1.366            5,858
                                                       2003      1.000          1.209            3,277

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.469          1.550               --
                                                       2005      1.461          1.469            4,904
                                                       2004      1.313          1.461            5,352
                                                       2003      1.000          1.313            4,392

  Travelers MFS Total Return Subaccount (3/03).......  2006      1.271          1.308               --
                                                       2005      1.265          1.271           30,239
                                                       2004      1.164          1.265           30,887
                                                       2003      1.000          1.164           11,563

  Travelers MFS Value Subaccount (7/04)..............  2006      1.157          1.246               --
                                                       2005      1.114          1.157            3,218
                                                       2004      0.995          1.114            4,865

  Travelers Mondrian International Stock Subaccount
  (5/03).............................................  2006      1.591          1.822               --
                                                       2005      1.489          1.591            1,194
                                                       2004      1.319          1.489               --
                                                       2003      1.000          1.319               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.353          1.432               --
                                                       2005      1.309          1.353               --
                                                       2004      1.208          1.309               --
                                                       2003      1.000          1.208               --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.100          1.108               --
                                                       2005      1.088          1.100            1,617
                                                       2004      1.014          1.088            1,587

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.025          1.012               --
                                                       2005      1.034          1.025               --
                                                       2004      1.026          1.034               --
                                                       2003      1.000          1.026           36,964

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (5/03).......  2006      1.353          1.408               --
                                                       2005      1.360          1.353               --
                                                       2004      1.265          1.360               --
                                                       2003      1.000          1.265               --

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.063          1.022               --
                                                       2005      1.045          1.063               --
                                                       2004      1.008          1.045               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.520          1.720            7,970
                                                       2005      1.497          1.520           15,126
                                                       2004      1.307          1.497           15,455
                                                       2003      1.000          1.307            7,970

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/03).............................................  2006      1.302          1.356           11,252
                                                       2005      1.237          1.302           11,252
                                                       2004      1.222          1.237           11,252
                                                       2003      1.000          1.222           11,252

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.623          1.764            6,420
                                                       2005      1.427          1.623            4,088
                                                       2004      1.270          1.427            4,088
                                                       2003      1.000          1.270            4,088

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (10/03)..........................  2006      1.448          1.607               --
                                                       2005      1.230          1.448               --
                                                       2004      1.245          1.230               --
                                                       2003      1.000          1.245               --

  VIP Mid Cap Subaccount (Service Class 2) (3/03)....  2006      2.008          2.202           57,459
                                                       2005      1.744          2.008           66,526
                                                       2004      1.435          1.744           10,039
                                                       2003      1.000          1.435               --




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation V.I. Portfolio was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Value Portfolio merged into Met Investors Series Trust-MFS Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.483          1.825               --
                                                       2005      1.293          1.483               --
                                                       2004      1.067          1.293               --
                                                       2003      1.000          1.067               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.154          1.159               --
                                                       2005      1.087          1.154           26,846
                                                       2004      1.063          1.087          271,504
                                                       2003      1.000          1.063          271,504

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.330          1.552               --
                                                       2005      1.187          1.330               --
                                                       2004      1.121          1.187               --
                                                       2003      1.000          1.121               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.031          2.641               --
                                                       2005      1.618          2.031            4,712
                                                       2004      1.320          1.618            4,712
                                                       2003      1.000          1.320               --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.634          1.815               --
                                                       2005      1.434          1.634               --
                                                       2004      1.238          1.434               --
                                                       2003      1.000          1.238               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.404          1.484               --
                                                       2005      1.314          1.404               --
                                                       2004      1.172          1.314               --
                                                       2003      1.000          1.172               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.187          1.269               --
                                                       2005      1.170          1.187               --
                                                       2004      1.126          1.170               --
                                                       2003      1.000          1.126               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.006          1.137          139,415
                                                       2005      1.000          1.006          139,444

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.631          2.195              418
                                                       2005      1.493          1.631            6,643
                                                       2004      1.164          1.493           46,068
                                                       2003      1.000          1.164           46,232

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.996          1.019               --
                                                       2005      1.000          0.996               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.253          1.330               --
                                                       2005      1.177          1.253               --
                                                       2004      1.115          1.177               --
                                                       2003      1.000          1.115               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.755          2.098              421
                                                       2005      1.515          1.755              487
                                                       2004      1.254          1.515              542
                                                       2003      1.000          1.254               --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.260          1.401               --
                                                       2005      1.215          1.260               --
                                                       2004      1.128          1.215           95,096
                                                       2003      1.000          1.128           95,096

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.276          1.324              827
                                                       2005      1.203          1.276            1,295
                                                       2004      1.123          1.203            1,695
                                                       2003      1.000          1.123            1,621

  DWSI International Subaccount (Class B) (7/03).....  2006      1.535          1.889            8,681
                                                       2005      1.352          1.535           13,588
                                                       2004      1.185          1.352           14,038
                                                       2003      1.000          1.185            1,571

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.207          1.262               --
                                                       2005      1.236          1.207            1,820
                                                       2004      1.130          1.236            2,210
                                                       2003      1.000          1.130            2,181

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.131          1.219           21,878
                                                       2005      1.110          1.131           26,386
                                                       2004      1.063          1.110          269,943
                                                       2003      1.000          1.063          243,527

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.411          1.594            1,022
                                                       2005      1.311          1.411           60,519
                                                       2004      1.156          1.311           61,107
                                                       2003      1.000          1.156            2,385

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.084          1.157               --
                                                       2005      1.058          1.084               --
                                                       2004      1.020          1.058               --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.009          1.029           11,605
                                                       2005      1.010          1.009           27,604
                                                       2004      0.989          1.010           28,039
                                                       2003      1.000          0.989            3,028

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.357          1.523           30,761
                                                       2005      1.266          1.357           83,330
                                                       2004      1.158          1.266           83,330
                                                       2003      1.000          1.158           35,354

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.368          1.587           24,351
                                                       2005      1.297          1.368           29,969
                                                       2004      1.163          1.297           27,371
                                                       2003      1.000          1.163           27,378

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.652          2.019           10,251
                                                       2005      1.533          1.652           20,492
                                                       2004      1.245          1.533           18,429
                                                       2003      1.000          1.245           11,804

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.592          2.025              544
                                                       2005      1.324          1.592            1,046
                                                       2004      1.180          1.324            1,558
                                                       2003      1.000          1.180            1,577

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.013          1.031           10,181
                                                       2005      1.010          1.013           10,181
                                                       2004      0.996          1.010          110,795
                                                       2003      1.000          0.996          110,795

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.139          1.259               --
                                                       2005      1.095          1.139               --
                                                       2004      1.032          1.095               --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.219          1.317            2,698
                                                       2005      1.201          1.219           19,195
                                                       2004      1.092          1.201           19,740
                                                       2003      1.000          1.092            2,759

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.058          1.076               --
                                                       2005      1.042          1.058           76,790
                                                       2004      1.017          1.042               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.242          1.242               --
                                                       2005      1.222          1.242               --
                                                       2004      1.132          1.222          112,290
                                                       2003      1.000          1.132               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.565          1.920              384
                                                       2005      1.399          1.565              710
                                                       2004      1.210          1.399              988
                                                       2003      1.000          1.210            1,023

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.338          1.418               --
                                                       2005      1.221          1.338               --
                                                       2004      1.120          1.221               --
                                                       2003      1.000          1.120               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.285          1.268               --
                                                       2005      1.223          1.285               --
                                                       2004      1.110          1.223               --
                                                       2003      1.000          1.110               --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.149          1.271               --
                                                       2005      1.037          1.149               --
                                                       2004      1.000          1.037               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.247          1.407            9,245
                                                       2005      1.251          1.247           14,924
                                                       2004      1.163          1.251           12,063
                                                       2003      1.000          1.163           12,013

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.428          1.573               --
                                                       2005      1.286          1.428               --
                                                       2004      1.176          1.286               --
                                                       2003      1.000          1.176               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.261          1.296               --
                                                       2005      1.293          1.261               --
                                                       2004      1.122          1.293          241,423
                                                       2003      1.000          1.122          241,423

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.333          1.445               --
                                                       2005      1.184          1.333               --
                                                       2004      1.165          1.184               --
                                                       2003      1.000          1.165               --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.110          1.208               --
                                                       2005      1.076          1.110               --
                                                       2004      1.020          1.076               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.982          1.004               --
                                                       2005      0.977          0.982           10,891
                                                       2004      0.990          0.977           10,891
                                                       2003      1.000          0.990               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.107          1.129               --
                                                       2005      1.182          1.107               --
                                                       2004      1.194          1.182               --
                                                       2003      1.000          1.194               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.287          1.323              636
                                                       2005      1.229          1.287           15,274
                                                       2004      1.133          1.229           15,300
                                                       2003      1.000          1.133               --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.047          1.117           12,809
                                                       2005      1.047          1.047           13,330
                                                       2004      0.985          1.047           13,609
                                                       2003      1.000          0.985           11,988

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.227          1.209              888
                                                       2005      1.211          1.227            1,318
                                                       2004      1.216          1.211            1,665
                                                       2003      1.000          1.216            1,512

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.131          1.355               --
                                                       2005      1.053          1.131               --
                                                       2004      1.000          1.053               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.438          1.498               --
                                                       2005      1.317          1.438               --
                                                       2004      1.213          1.317               --
                                                       2003      1.000          1.213               --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.069           12,732




                         SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.489          1.833               --
                                                       2005      1.300          1.489               --
                                                       2004      1.073          1.300               --
                                                       2003      1.000          1.073               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.122          1.127               --
                                                       2005      1.058          1.122               --
                                                       2004      1.035          1.058               --
                                                       2003      1.000          1.035               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.208          1.410               --
                                                       2005      1.079          1.208               --
                                                       2004      1.020          1.079               --
                                                       2003      1.000          1.020               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      1.604          2.085               --
                                                       2005      1.278          1.604               --
                                                       2004      1.043          1.278               --
                                                       2003      1.000          1.043               --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.361          1.511               --
                                                       2005      1.194          1.361               --
                                                       2004      1.032          1.194               --
                                                       2003      0.968          1.032               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.232          1.301               --
                                                       2005      1.153          1.232               --
                                                       2004      1.029          1.153               --
                                                       2003      1.000          1.029               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.100          1.175               --
                                                       2005      1.085          1.100               --
                                                       2004      1.044          1.085               --
                                                       2003      1.024          1.044               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.006          1.137               --
                                                       2005      1.000          1.006               --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.462          1.966               --
                                                       2005      1.339          1.462               --
                                                       2004      1.045          1.339               --
                                                       2003      1.000          1.045               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.995          1.018               --
                                                       2005      1.000          0.995               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.171          1.242            6,929
                                                       2005      1.100          1.171               --
                                                       2004      1.043          1.100               --
                                                       2003      1.000          1.043               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.497          1.789               --
                                                       2005      1.293          1.497               --
                                                       2004      1.070          1.293               --
                                                       2003      1.000          1.070               --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.179          1.310               --
                                                       2005      1.137          1.179               --
                                                       2004      1.056          1.137               --
                                                       2003      1.000          1.056               --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.237          1.283               --
                                                       2005      1.167          1.237               --
                                                       2004      1.090          1.167               --
                                                       2003      1.000          1.090               --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.406          1.730               --
                                                       2005      1.239          1.406               --
                                                       2004      1.087          1.239               --
                                                       2003      1.000          1.087               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.105          1.155               --
                                                       2005      1.132          1.105               --
                                                       2004      1.035          1.132               --
                                                       2003      1.000          1.035               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.097          1.182               --
                                                       2005      1.077          1.097               --
                                                       2004      1.032          1.077               --
                                                       2003      1.000          1.032               --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.291          1.459               --
                                                       2005      1.200          1.291               --
                                                       2004      1.059          1.200               --
                                                       2003      1.000          1.059               --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.083          1.156               --
                                                       2005      1.058          1.083           58,475
                                                       2004      1.020          1.058               --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.037          1.056            4,615
                                                       2005      1.038          1.037               --
                                                       2004      1.017          1.038               --
                                                       2003      1.000          1.017               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.246          1.397               --
                                                       2005      1.163          1.246               --
                                                       2004      1.065          1.163               --
                                                       2003      1.000          1.065               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.255          1.456               --
                                                       2005      1.191          1.255               --
                                                       2004      1.068          1.191               --
                                                       2003      1.000          1.068               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.405          1.717               --
                                                       2005      1.305          1.405               --
                                                       2004      1.060          1.305               --
                                                       2003      1.000          1.060               --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.453          1.847               --
                                                       2005      1.209          1.453               --
                                                       2004      1.078          1.209               --
                                                       2003      1.000          1.078               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.026          1.044               --
                                                       2005      1.023          1.026               --
                                                       2004      1.009          1.023               --
                                                       2003      1.000          1.009               --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.139          1.258           85,864
                                                       2005      1.095          1.139           87,255
                                                       2004      1.032          1.095               --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.154          1.247            3,006
                                                       2005      1.138          1.154               --
                                                       2004      1.035          1.138               --
                                                       2003      1.000          1.035               --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.057          1.075               --
                                                       2005      1.041          1.057               --
                                                       2004      1.017          1.041               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.161          1.161               --
                                                       2005      1.143          1.161               --
                                                       2004      1.060          1.143               --
                                                       2003      1.000          1.060               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.406          1.725            5,085
                                                       2005      1.258          1.406               --
                                                       2004      1.088          1.258               --
                                                       2003      1.000          1.088               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.262          1.336            7,057
                                                       2005      1.152          1.262               --
                                                       2004      1.057          1.152               --
                                                       2003      1.000          1.057               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.207          1.191               --
                                                       2005      1.149          1.207               --
                                                       2004      1.044          1.149               --
                                                       2003      1.000          1.044               --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.148          1.270               --
                                                       2005      1.036          1.148               --
                                                       2004      1.000          1.036               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.144          1.290            3,425
                                                       2005      1.148          1.144               --
                                                       2004      1.068          1.148               --
                                                       2003      1.000          1.068               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.248          1.374               --
                                                       2005      1.124          1.248               --
                                                       2004      1.029          1.124               --
                                                       2003      1.000          1.029               --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.200          1.234               --
                                                       2005      1.231          1.200               --
                                                       2004      1.070          1.231               --
                                                       2003      1.000          1.070               --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.164          1.262               --
                                                       2005      1.035          1.164               --
                                                       2004      1.019          1.035               --
                                                       2003      1.000          1.019               --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.109          1.206            5,749
                                                       2005      1.076          1.109               --
                                                       2004      1.020          1.076               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.988          1.010               --
                                                       2005      0.983          0.988               --
                                                       2004      0.998          0.983               --
                                                       2003      1.000          0.998               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.948          0.966               --
                                                       2005      1.012          0.948               --
                                                       2004      1.023          1.012               --
                                                       2003      1.000          1.023               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.144          1.176               --
                                                       2005      1.093          1.144               --
                                                       2004      1.008          1.093               --
                                                       2003      1.000          1.008               --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.096          1.169               --
                                                       2005      1.096          1.096               --
                                                       2004      1.032          1.096               --
                                                       2003      1.000          1.032               --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.029          1.013               --
                                                       2005      1.016          1.029               --
                                                       2004      1.020          1.016               --
                                                       2003      1.000          1.020               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.130          1.354               --
                                                       2005      1.053          1.130               --
                                                       2004      1.000          1.053               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.202          1.252            4,057
                                                       2005      1.102          1.202               --
                                                       2004      1.016          1.102               --
                                                       2003      1.000          1.016               --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.069            6,511




                         SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.475          1.812            8,710
                                                       2005      1.289          1.475           21,128
                                                       2004      1.065          1.289           78,952
                                                       2003      1.000          1.065            7,327

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.148          1.153               --
                                                       2005      1.084          1.148          167,388
                                                       2004      1.061          1.084          163,658
                                                       2003      1.000          1.061          150,572

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.323          1.541           30,412
                                                       2005      1.184          1.323           72,410
                                                       2004      1.120          1.184           26,757
                                                       2003      1.000          1.120           27,683

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.021          2.622           35,701
                                                       2005      1.613          2.021           29,439
                                                       2004      1.318          1.613           28,620
                                                       2003      1.000          1.318           11,233

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.626          1.802            2,923
                                                       2005      1.429          1.626           14,529
                                                       2004      1.237          1.429           20,239
                                                       2003      1.000          1.237              652

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.397          1.473          208,013
                                                       2005      1.310          1.397          295,563
                                                       2004      1.171          1.310          280,493
                                                       2003      1.000          1.171          163,248

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.181          1.260            2,084
                                                       2005      1.167          1.181            2,340
                                                       2004      1.125          1.167           17,882
                                                       2003      1.000          1.125            5,180

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.006          1.134          287,535
                                                       2005      1.000          1.006          225,518

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.623          2.179           76,003
                                                       2005      1.489          1.623          150,254
                                                       2004      1.163          1.489          110,568
                                                       2003      1.000          1.163           64,713

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.995          1.016               --
                                                       2005      1.000          0.995               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.247          1.321          323,021
                                                       2005      1.173          1.247          273,711
                                                       2004      1.114          1.173          148,523
                                                       2003      1.000          1.114           56,423

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.746          2.083           21,708
                                                       2005      1.510          1.746           56,088
                                                       2004      1.252          1.510           47,110
                                                       2003      1.000          1.252           59,113

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.254          1.391          101,610
                                                       2005      1.211          1.254          107,482
                                                       2004      1.127          1.211          101,747
                                                       2003      1.000          1.127           35,200

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.269          1.315           41,001
                                                       2005      1.199          1.269          123,303
                                                       2004      1.122          1.199           64,405
                                                       2003      1.000          1.122           40,984

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI International Subaccount (Class B) (7/03).....  2006      1.527          1.876           99,884
                                                       2005      1.347          1.527          167,982
                                                       2004      1.184          1.347          166,578
                                                       2003      1.000          1.184           60,176

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.201          1.254               --
                                                       2005      1.232          1.201          124,997
                                                       2004      1.129          1.232           78,588
                                                       2003      1.000          1.129           14,576

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.126          1.211           68,171
                                                       2005      1.106          1.126          191,986
                                                       2004      1.062          1.106          124,091
                                                       2003      1.000          1.062           58,992

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.403          1.583           75,320
                                                       2005      1.307          1.403          166,234
                                                       2004      1.155          1.307          143,034
                                                       2003      1.000          1.155           30,813

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.081          1.152               --
                                                       2005      1.058          1.081               --
                                                       2004      1.020          1.058               --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.004          1.022          365,942
                                                       2005      1.007          1.004          356,994
                                                       2004      0.987          1.007          337,585
                                                       2003      1.000          0.987          178,152

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.350          1.512          238,933
                                                       2005      1.262          1.350          603,392
                                                       2004      1.157          1.262          443,156
                                                       2003      1.000          1.157          233,927

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.361          1.575          378,671
                                                       2005      1.293          1.361          409,263
                                                       2004      1.162          1.293          417,030
                                                       2003      1.000          1.162          261,532

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.643          2.005          180,345
                                                       2005      1.529          1.643          327,339
                                                       2004      1.244          1.529          365,773
                                                       2003      1.000          1.244          179,035

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.584          2.011           65,502
                                                       2005      1.320          1.584          154,149
                                                       2004      1.179          1.320           86,464
                                                       2003      1.000          1.179           58,321

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.008          1.024          133,784
                                                       2005      1.007          1.008          215,469
                                                       2004      0.995          1.007          161,499
                                                       2003      1.000          0.995          174,841

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.136          1.254           74,534
                                                       2005      1.094          1.136          176,460
                                                       2004      1.032          1.094           50,599

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.212          1.307          179,828
                                                       2005      1.197          1.212          339,081
                                                       2004      1.091          1.197          286,269
                                                       2003      1.000          1.091          124,753

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.055          1.071               --
                                                       2005      1.041          1.055               --
                                                       2004      1.017          1.041               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.236          1.236               --
                                                       2005      1.218          1.236               --
                                                       2004      1.131          1.218          190,513
                                                       2003      1.000          1.131           61,019

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.557          1.907           90,279
                                                       2005      1.395          1.557           93,216
                                                       2004      1.209          1.395           88,865
                                                       2003      1.000          1.209           57,768

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.331          1.408           85,373
                                                       2005      1.217          1.331          207,434
                                                       2004      1.119          1.217          117,168
                                                       2003      1.000          1.119          127,223

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.279          1.260               --
                                                       2005      1.219          1.279           35,407
                                                       2004      1.109          1.219           13,157
                                                       2003      1.000          1.109            2,499

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.146          1.266               --
                                                       2005      1.036          1.146               --
                                                       2004      1.000          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.241          1.397          166,980
                                                       2005      1.247          1.241          212,974
                                                       2004      1.162          1.247          253,551
                                                       2003      1.000          1.162           94,473

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.421          1.562               --
                                                       2005      1.281          1.421           15,024
                                                       2004      1.174          1.281           15,024
                                                       2003      1.000          1.174           15,024

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.255          1.288               --
                                                       2005      1.289          1.255           61,345
                                                       2004      1.121          1.289          137,459
                                                       2003      1.000          1.121           71,235

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.326          1.435            2,431
                                                       2005      1.181          1.326            4,253
                                                       2004      1.164          1.181            4,421
                                                       2003      1.000          1.164            4,229

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.107          1.202          265,060
                                                       2005      1.076          1.107          272,006
                                                       2004      1.019          1.076          169,604

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.977          0.997           67,158
                                                       2005      0.974          0.977          105,461
                                                       2004      0.989          0.974          273,100
                                                       2003      1.000          0.989          166,112

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.102          1.121               --
                                                       2005      1.178          1.102          168,724
                                                       2004      1.193          1.178           85,197
                                                       2003      1.000          1.193           15,411

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.280          1.314          107,461
                                                       2005      1.225          1.280          133,625
                                                       2004      1.132          1.225          124,543
                                                       2003      1.000          1.132           96,514

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.041          1.109           78,035
                                                       2005      1.043          1.041          122,789
                                                       2004      0.984          1.043          112,454
                                                       2003      1.000          0.984           94,273

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.221          1.200           98,131
                                                       2005      1.207          1.221           66,639
                                                       2004      1.215          1.207           61,268
                                                       2003      1.000          1.215           83,635

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.128          1.350               --
                                                       2005      1.053          1.128            6,156
                                                       2004      1.000          1.053               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.430          1.488           62,941
                                                       2005      1.313          1.430          174,767
                                                       2004      1.212          1.313          153,236
                                                       2003      1.000          1.212           69,207

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.068          173,123




                         SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.483          1.821             --
                                                       2005      1.297          1.483             --
                                                       2004      1.072          1.297             --
                                                       2003      1.000          1.072             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.117          1.122             --
                                                       2005      1.055          1.117             --
                                                       2004      1.034          1.055             --
                                                       2003      1.000          1.034             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.203          1.401             --
                                                       2005      1.077          1.203             --
                                                       2004      1.020          1.077             --
                                                       2003      1.000          1.020             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      1.597          2.072             --
                                                       2005      1.276          1.597             --
                                                       2004      1.043          1.276             --
                                                       2003      1.000          1.043             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.355          1.501             --
                                                       2005      1.192          1.355             --
                                                       2004      1.032          1.192             --
                                                       2003      0.968          1.032             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.227          1.293             --
                                                       2005      1.151          1.227             --
                                                       2004      1.029          1.151             --
                                                       2003      1.000          1.029             --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.095          1.168             --
                                                       2005      1.083          1.095             --
                                                       2004      1.044          1.083             --
                                                       2003      1.024          1.044             --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.134             --
                                                       2005      1.000          1.005             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.456          1.954             --
                                                       2005      1.336          1.456             --
                                                       2004      1.044          1.336             --
                                                       2003      1.000          1.044             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.994          1.015             --
                                                       2005      1.000          0.994             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.166          1.235             --
                                                       2005      1.098          1.166             --
                                                       2004      1.043          1.098             --
                                                       2003      1.000          1.043             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.490          1.778             --
                                                       2005      1.290          1.490             --
                                                       2004      1.070          1.290             --
                                                       2003      1.000          1.070             --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.174          1.301             --
                                                       2005      1.134          1.174             --
                                                       2004      1.056          1.134             --
                                                       2003      1.000          1.056             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.232          1.275             --
                                                       2005      1.165          1.232             --
                                                       2004      1.090          1.165             --
                                                       2003      1.000          1.090             --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.400          1.719             --
                                                       2005      1.236          1.400             --
                                                       2004      1.087          1.236             --
                                                       2003      1.000          1.087             --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.100          1.148             --
                                                       2005      1.129          1.100             --
                                                       2004      1.035          1.129             --
                                                       2003      1.000          1.035             --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.093          1.174             --
                                                       2005      1.074          1.093             --
                                                       2004      1.032          1.074             --
                                                       2003      1.000          1.032             --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.286          1.450             --
                                                       2005      1.198          1.286             --
                                                       2004      1.059          1.198             --
                                                       2003      1.000          1.059             --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.080          1.151             --
                                                       2005      1.057          1.080             --
                                                       2004      1.020          1.057             --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.032          1.050             --
                                                       2005      1.035          1.032             --
                                                       2004      1.016          1.035             --
                                                       2003      1.000          1.016             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.241          1.389             --
                                                       2005      1.161          1.241             --
                                                       2004      1.064          1.161             --
                                                       2003      1.000          1.064             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.250          1.446             --
                                                       2005      1.188          1.250             --
                                                       2004      1.068          1.188             --
                                                       2003      1.000          1.068             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.399          1.706             --
                                                       2005      1.302          1.399             --
                                                       2004      1.060          1.302             --
                                                       2003      1.000          1.060             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.447          1.836             --
                                                       2005      1.206          1.447             --
                                                       2004      1.078          1.206             --
                                                       2003      1.000          1.078             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.022          1.037             --
                                                       2005      1.021          1.022             --
                                                       2004      1.009          1.021             --
                                                       2003      1.000          1.009             --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.135          1.252             --
                                                       2005      1.094          1.135             --
                                                       2004      1.032          1.094             --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.149          1.239             --
                                                       2005      1.136          1.149             --
                                                       2004      1.035          1.136             --
                                                       2003      1.000          1.035             --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.054          1.070             --
                                                       2005      1.041          1.054             --
                                                       2004      1.017          1.041             --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.157          1.157             --
                                                       2005      1.140          1.157             --
                                                       2004      1.059          1.140             --
                                                       2003      1.000          1.059             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.400          1.714             --
                                                       2005      1.255          1.400             --
                                                       2004      1.088          1.255             --
                                                       2003      1.000          1.088             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.256          1.328             --
                                                       2005      1.149          1.256             --
                                                       2004      1.057          1.149             --
                                                       2003      1.000          1.057             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.202          1.184             --
                                                       2005      1.147          1.202             --
                                                       2004      1.044          1.147             --
                                                       2003      1.000          1.044             --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.145          1.264             --
                                                       2005      1.036          1.145             --
                                                       2004      1.000          1.036             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.139          1.282             --
                                                       2005      1.146          1.139             --
                                                       2004      1.067          1.146             --
                                                       2003      1.000          1.067             --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.243          1.366             --
                                                       2005      1.122          1.243             --
                                                       2004      1.028          1.122             --
                                                       2003      1.000          1.028             --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.195          1.227             --
                                                       2005      1.229          1.195             --
                                                       2004      1.069          1.229             --
                                                       2003      1.000          1.069             --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.159          1.254             --
                                                       2005      1.033          1.159             --
                                                       2004      1.019          1.033             --
                                                       2003      1.000          1.019             --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.106          1.201             --
                                                       2005      1.075          1.106             --
                                                       2004      1.019          1.075             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.984          1.004             --
                                                       2005      0.981          0.984             --
                                                       2004      0.997          0.981             --
                                                       2003      1.000          0.997             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.944          0.960             --
                                                       2005      1.009          0.944             --
                                                       2004      1.022          1.009             --
                                                       2003      1.000          1.022             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.139          1.168             --
                                                       2005      1.090          1.139             --
                                                       2004      1.008          1.090             --
                                                       2003      1.000          1.008             --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.091          1.161             --
                                                       2005      1.094          1.091             --
                                                       2004      1.032          1.094             --
                                                       2003      1.000          1.032             --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.024          1.007             --
                                                       2005      1.013          1.024             --
                                                       2004      1.020          1.013             --
                                                       2003      1.000          1.020             --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.128          1.348             --
                                                       2005      1.053          1.128             --
                                                       2004      1.000          1.053             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.197          1.245             --
                                                       2005      1.099          1.197             --
                                                       2004      1.015          1.099             --
                                                       2003      1.000          1.015             --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.067             --




                         SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.471          1.806            1,342
                                                       2005      1.287          1.471            1,344
                                                       2004      1.065          1.287               --
                                                       2003      0.975          1.065               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.145          1.149               --
                                                       2005      1.082          1.145               --
                                                       2004      1.061          1.082               --
                                                       2003      1.011          1.061               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.320          1.536               --
                                                       2005      1.182          1.320               --
                                                       2004      1.119          1.182               --
                                                       2003      1.070          1.119               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.016          2.613            1,147
                                                       2005      1.610          2.016            1,148
                                                       2004      1.318          1.610               --
                                                       2003      1.188          1.318               --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.622          1.796               --
                                                       2005      1.427          1.622               --
                                                       2004      1.236          1.427               --
                                                       2003      1.160          1.236               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.393          1.468               --
                                                       2005      1.308          1.393           12,250
                                                       2004      1.170          1.308               --
                                                       2003      1.045          1.170               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.178          1.255               --
                                                       2005      1.165          1.178               --
                                                       2004      1.124          1.165               --
                                                       2003      1.102          1.124               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.133               --
                                                       2005      1.000          1.005               --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.619          2.172            1,199
                                                       2005      1.486          1.619            5,008
                                                       2004      1.162          1.486               --
                                                       2003      1.014          1.162               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.994          1.015               --
                                                       2005      1.000          0.994               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.244          1.316               --
                                                       2005      1.172          1.244               --
                                                       2004      1.114          1.172               --
                                                       2003      1.014          1.114               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.741          2.076            1,203
                                                       2005      1.507          1.741            1,205
                                                       2004      1.251          1.507               --
                                                       2003      1.023          1.251               --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.251          1.386               --
                                                       2005      1.209          1.251               --
                                                       2004      1.126          1.209               --
                                                       2003      1.017          1.126               --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.266          1.310               --
                                                       2005      1.198          1.266            8,372
                                                       2004      1.121          1.198               --
                                                       2003      1.016          1.121               --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.523          1.869            1,336
                                                       2005      1.345          1.523               --
                                                       2004      1.183          1.345               --
                                                       2003      0.989          1.183               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.198          1.250               --
                                                       2005      1.230          1.198               --
                                                       2004      1.128          1.230               --
                                                       2003      1.026          1.128               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.123          1.206               --
                                                       2005      1.105          1.123           13,456
                                                       2004      1.062          1.105               --
                                                       2003      0.998          1.062               --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.400          1.577               --
                                                       2005      1.305          1.400           18,072
                                                       2004      1.154          1.305               --
                                                       2003      1.014          1.154               --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.080          1.149               --
                                                       2005      1.057          1.080           11,593
                                                       2004      1.020          1.057               --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.001          1.018               --
                                                       2005      1.005          1.001               --
                                                       2004      0.987          1.005               --
                                                       2003      0.994          0.987               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.347          1.506               --
                                                       2005      1.260          1.347           19,927
                                                       2004      1.156          1.260               --
                                                       2003      1.004          1.156               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.357          1.570            2,702
                                                       2005      1.290          1.357            1,417
                                                       2004      1.161          1.290               --
                                                       2003      1.031          1.161               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.639          1.998            1,215
                                                       2005      1.526          1.639            7,787
                                                       2004      1.243          1.526               --
                                                       2003      1.039          1.243               --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.580          2.004            1,390
                                                       2005      1.318          1.580            1,392
                                                       2004      1.179          1.318               --
                                                       2003      1.031          1.179               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.005          1.020               --
                                                       2005      1.005          1.005               --
                                                       2004      0.994          1.005               --
                                                       2003      0.997          0.994               --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.135          1.251               --
                                                       2005      1.094          1.135               --
                                                       2004      1.032          1.094               --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.209          1.303               --
                                                       2005      1.195          1.209           12,367
                                                       2004      1.090          1.195               --
                                                       2003      1.010          1.090               --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.054          1.069               --
                                                       2005      1.040          1.054               --
                                                       2004      1.017          1.040               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.234          1.234               --
                                                       2005      1.216          1.234               --
                                                       2004      1.130          1.216               --
                                                       2003      1.060          1.130               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.553          1.900               --
                                                       2005      1.393          1.553               --
                                                       2004      1.208          1.393               --
                                                       2003      0.994          1.208               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.328          1.403               --
                                                       2005      1.215          1.328           13,043
                                                       2004      1.118          1.215               --
                                                       2003      1.001          1.118               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.275          1.255               --
                                                       2005      1.217          1.275               --
                                                       2004      1.109          1.217               --
                                                       2003      1.059          1.109               --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.145          1.263               --
                                                       2005      1.036          1.145               --
                                                       2004      1.000          1.036               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.237          1.392            1,516
                                                       2005      1.245          1.237            1,518
                                                       2004      1.161          1.245               --
                                                       2003      1.013          1.161               --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.417          1.556               --
                                                       2005      1.279          1.417               --
                                                       2004      1.174          1.279               --
                                                       2003      1.071          1.174               --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.251          1.284               --
                                                       2005      1.287          1.251            1,475
                                                       2004      1.120          1.287               --
                                                       2003      1.024          1.120               --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.322          1.430               --
                                                       2005      1.179          1.322               --
                                                       2004      1.163          1.179               --
                                                       2003      1.034          1.163               --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.105          1.199          107,018
                                                       2005      1.075          1.105          122,276
                                                       2004      1.019          1.075               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.974          0.994               --
                                                       2005      0.972          0.974               --
                                                       2004      0.989          0.972               --
                                                       2003      0.998          0.989               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.099          1.117               --
                                                       2005      1.176          1.099           12,320
                                                       2004      1.192          1.176               --
                                                       2003      1.008          1.192               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.277          1.309               --
                                                       2005      1.223          1.277               --
                                                       2004      1.131          1.223               --
                                                       2003      1.016          1.131               --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.039          1.105               --
                                                       2005      1.042          1.039               --
                                                       2004      0.984          1.042               --
                                                       2003      0.984          0.984               --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.217          1.196               --
                                                       2005      1.205          1.217               --
                                                       2004      1.214          1.205               --
                                                       2003      1.007          1.214               --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.127          1.347               --
                                                       2005      1.053          1.127            1,811
                                                       2004      1.000          1.053               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.427          1.482               --
                                                       2005      1.311          1.427               --
                                                       2004      1.211          1.311               --
                                                       2003      1.027          1.211               --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.067               --

                         SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.468          1.799            8,696
                                                       2005      1.285          1.468            9,017
                                                       2004      1.064          1.285               --
                                                       2003      1.000          1.064               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.142          1.146               --
                                                       2005      1.080          1.142           15,827
                                                       2004      1.060          1.080           15,562
                                                       2003      1.000          1.060               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.316          1.530               --
                                                       2005      1.180          1.316               --
                                                       2004      1.119          1.180               --
                                                       2003      1.000          1.119               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.010          2.604            3,878
                                                       2005      1.608          2.010            2,722
                                                       2004      1.317          1.608            3,056
                                                       2003      1.000          1.317               --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.617          1.789            1,167
                                                       2005      1.425          1.617            1,739
                                                       2004      1.236          1.425            1,827
                                                       2003      1.000          1.236               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.390          1.463           24,227
                                                       2005      1.306          1.390           26,681
                                                       2004      1.169          1.306           25,674
                                                       2003      1.000          1.169           47,329

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.175          1.251               --
                                                       2005      1.163          1.175            2,199
                                                       2004      1.123          1.163            2,035
                                                       2003      1.000          1.123               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.131           40,145
                                                       2005      1.000          1.005           39,116

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.615          2.164           12,471
                                                       2005      1.484          1.615           15,232
                                                       2004      1.162          1.484            8,232
                                                       2003      1.000          1.162           56,672

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.994          1.013               --
                                                       2005      1.000          0.994               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.241          1.312           15,760
                                                       2005      1.170          1.241           15,578
                                                       2004      1.113          1.170            1,747
                                                       2003      1.000          1.113           68,123

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.737          2.069            6,308
                                                       2005      1.505          1.737            6,438
                                                       2004      1.251          1.505            6,050
                                                       2003      1.000          1.251            4,261

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.248          1.381            1,962
                                                       2005      1.207          1.248            1,942
                                                       2004      1.125          1.207            1,936
                                                       2003      1.000          1.125            1,917

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.263          1.305            1,326
                                                       2005      1.196          1.263            3,240
                                                       2004      1.121          1.196            3,184
                                                       2003      1.000          1.121               --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.519          1.862           18,755
                                                       2005      1.343          1.519            9,283
                                                       2004      1.182          1.343           13,858
                                                       2003      1.000          1.182            6,500

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.195          1.246               --
                                                       2005      1.228          1.195            3,837
                                                       2004      1.127          1.228            7,727
                                                       2003      1.000          1.127            2,795

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.120          1.202               --
                                                       2005      1.103          1.120           27,692
                                                       2004      1.061          1.103           45,496
                                                       2003      1.000          1.061           46,789

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.396          1.572            8,258
                                                       2005      1.302          1.396           10,092
                                                       2004      1.153          1.302           10,038
                                                       2003      1.000          1.153            4,224

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.078          1.146               --
                                                       2005      1.057          1.078               --
                                                       2004      1.020          1.057               --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      0.999          1.014            2,677
                                                       2005      1.003          0.999            4,774
                                                       2004      0.986          1.003            6,131
                                                       2003      1.000          0.986           77,196

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.343          1.501           34,740
                                                       2005      1.258          1.343           44,674
                                                       2004      1.156          1.258           50,046
                                                       2003      1.000          1.156           15,076

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.354          1.564           31,627
                                                       2005      1.288          1.354           39,391
                                                       2004      1.160          1.288           34,062
                                                       2003      1.000          1.160           68,667

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.635          1.991           21,522
                                                       2005      1.524          1.635           33,622
                                                       2004      1.242          1.524           30,803
                                                       2003      1.000          1.242            3,133

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.576          1.997           20,349
                                                       2005      1.316          1.576           18,190
                                                       2004      1.178          1.316            3,647
                                                       2003      1.000          1.178            2,333

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.003          1.017               --
                                                       2005      1.004          1.003               --
                                                       2004      0.994          1.004               --
                                                       2003      1.000          0.994               --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.133          1.248               --
                                                       2005      1.094          1.133               --
                                                       2004      1.032          1.094               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.206          1.298           17,407
                                                       2005      1.193          1.206           17,018
                                                       2004      1.090          1.193            7,627
                                                       2003      1.000          1.090           41,335

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.052          1.067               --
                                                       2005      1.040          1.052               --
                                                       2004      1.017          1.040               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.231          1.231               --
                                                       2005      1.214          1.231               --
                                                       2004      1.130          1.214           13,295
                                                       2003      1.000          1.130            4,248

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.549          1.893            3,767
                                                       2005      1.390          1.549            3,864
                                                       2004      1.207          1.390            3,941
                                                       2003      1.000          1.207           33,176

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.324          1.398           12,569
                                                       2005      1.213          1.324           12,061
                                                       2004      1.117          1.213           19,671
                                                       2003      1.000          1.117           16,365

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.272          1.251               --
                                                       2005      1.215          1.272               --
                                                       2004      1.108          1.215               --
                                                       2003      1.000          1.108               --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.143          1.261               --
                                                       2005      1.036          1.143               --
                                                       2004      1.000          1.036               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.234          1.387            7,059
                                                       2005      1.243          1.234            8,820
                                                       2004      1.160          1.243           24,914
                                                       2003      1.000          1.160           19,407

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.414          1.551               --
                                                       2005      1.278          1.414               --
                                                       2004      1.173          1.278               --
                                                       2003      1.000          1.173               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.248          1.279               --
                                                       2005      1.285          1.248            1,990
                                                       2004      1.120          1.285           19,711
                                                       2003      1.000          1.120           55,930

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.319          1.425               --
                                                       2005      1.177          1.319               --
                                                       2004      1.162          1.177               --
                                                       2003      1.000          1.162               --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.104          1.196               --
                                                       2005      1.075          1.104               --
                                                       2004      1.019          1.075               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.972          0.990               --
                                                       2005      0.971          0.972               --
                                                       2004      0.988          0.971               --
                                                       2003      1.000          0.988           52,256

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.096          1.114               --
                                                       2005      1.174          1.096            5,042
                                                       2004      1.191          1.174           18,684
                                                       2003      1.000          1.191           13,201

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.274          1.305            5,021
                                                       2005      1.221          1.274            4,747
                                                       2004      1.130          1.221            4,646
                                                       2003      1.000          1.130            1,196

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.036          1.101            6,320
                                                       2005      1.040          1.036            6,213
                                                       2004      0.983          1.040            6,054
                                                       2003      1.000          0.983            2,399

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.214          1.192            3,512
                                                       2005      1.203          1.214            3,071
                                                       2004      1.213          1.203            2,900
                                                       2003      1.000          1.213            1,118

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.126          1.344               --
                                                       2005      1.053          1.126           13,157
                                                       2004      1.000          1.053               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.423          1.477           10,445
                                                       2005      1.309          1.423           12,420
                                                       2004      1.210          1.309           18,307
                                                       2003      1.000          1.210            6,198

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.066            3,655




                         SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.477          1.810             --
                                                       2005      1.294          1.477             --
                                                       2004      1.072          1.294             --
                                                       2003      1.000          1.072             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.113          1.116             --
                                                       2005      1.053          1.113             --
                                                       2004      1.034          1.053             --
                                                       2003      1.000          1.034             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.198          1.392             --
                                                       2005      1.074          1.198             --
                                                       2004      1.019          1.074             --
                                                       2003      1.000          1.019             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      1.590          2.059             --
                                                       2005      1.273          1.590             --
                                                       2004      1.043          1.273             --
                                                       2003      1.000          1.043             --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.349          1.492             --
                                                       2005      1.189          1.349             --
                                                       2004      1.032          1.189             --
                                                       2003      0.968          1.032             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.222          1.285             --
                                                       2005      1.148          1.222             --
                                                       2004      1.029          1.148             --
                                                       2003      1.000          1.029             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.091          1.161             --
                                                       2005      1.080          1.091             --
                                                       2004      1.044          1.080             --
                                                       2003      1.024          1.044             --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.131             --
                                                       2005      1.000          1.005             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.450          1.942             --
                                                       2005      1.333          1.450             --
                                                       2004      1.044          1.333             --
                                                       2003      1.000          1.044             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.993          1.012             --
                                                       2005      1.000          0.993             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.161          1.227             --
                                                       2005      1.095          1.161             --
                                                       2004      1.043          1.095             --
                                                       2003      1.000          1.043             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.484          1.767             --
                                                       2005      1.287          1.484             --
                                                       2004      1.070          1.287             --
                                                       2003      1.000          1.070             --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.169          1.293             --
                                                       2005      1.132          1.169             --
                                                       2004      1.055          1.132             --
                                                       2003      1.000          1.055             --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.227          1.267             --
                                                       2005      1.162          1.227             --
                                                       2004      1.090          1.162             --
                                                       2003      1.000          1.090             --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.394          1.709             --
                                                       2005      1.234          1.394             --
                                                       2004      1.086          1.234             --
                                                       2003      1.000          1.086             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.096          1.142             --
                                                       2005      1.127          1.096             --
                                                       2004      1.035          1.127             --
                                                       2003      1.000          1.035             --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.088          1.167             --
                                                       2005      1.072          1.088             --
                                                       2004      1.032          1.072             --
                                                       2003      1.000          1.032             --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.280          1.441             --
                                                       2005      1.195          1.280             --
                                                       2004      1.059          1.195             --
                                                       2003      1.000          1.059             --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.077          1.145             --
                                                       2005      1.057          1.077             --
                                                       2004      1.020          1.057             --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.028          1.043             --
                                                       2005      1.033          1.028             --
                                                       2004      1.016          1.033             --
                                                       2003      1.000          1.016             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.235          1.380             --
                                                       2005      1.158          1.235             --
                                                       2004      1.064          1.158             --
                                                       2003      1.000          1.064             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.245          1.437             --
                                                       2005      1.185          1.245             --
                                                       2004      1.068          1.185             --
                                                       2003      1.000          1.068             --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.393          1.696             --
                                                       2005      1.299          1.393             --
                                                       2004      1.060          1.299             --
                                                       2003      1.000          1.060             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.440          1.824             --
                                                       2005      1.204          1.440             --
                                                       2004      1.078          1.204             --
                                                       2003      1.000          1.078             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.017          1.031             --
                                                       2005      1.019          1.017             --
                                                       2004      1.009          1.019             --
                                                       2003      1.000          1.009             --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.132          1.246             --
                                                       2005      1.093          1.132             --
                                                       2004      1.032          1.093             --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.145          1.231             --
                                                       2005      1.133          1.145             --
                                                       2004      1.035          1.133             --
                                                       2003      1.000          1.035             --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.052          1.066             --
                                                       2005      1.040          1.052             --
                                                       2004      1.017          1.040             --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.153          1.153             --
                                                       2005      1.138          1.153             --
                                                       2004      1.059          1.138             --
                                                       2003      1.000          1.059             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.394          1.703             --
                                                       2005      1.252          1.394             --
                                                       2004      1.088          1.252             --
                                                       2003      1.000          1.088             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.251          1.320             --
                                                       2005      1.146          1.251             --
                                                       2004      1.056          1.146             --
                                                       2003      1.000          1.056             --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.197          1.177             --
                                                       2005      1.144          1.197             --
                                                       2004      1.044          1.144             --
                                                       2003      1.000          1.044             --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.143          1.259             --
                                                       2005      1.036          1.143             --
                                                       2004      1.000          1.036             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.134          1.274             --
                                                       2005      1.143          1.134             --
                                                       2004      1.067          1.143             --
                                                       2003      1.000          1.067             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.238          1.357             --
                                                       2005      1.119          1.238             --
                                                       2004      1.028          1.119             --
                                                       2003      1.000          1.028             --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.190          1.220             --
                                                       2005      1.226          1.190             --
                                                       2004      1.069          1.226             --
                                                       2003      1.000          1.069             --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.154          1.246             --
                                                       2005      1.031          1.154             --
                                                       2004      1.018          1.031             --
                                                       2003      1.000          1.018             --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.103          1.195             --
                                                       2005      1.075          1.103             --
                                                       2004      1.019          1.075             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.979          0.997             --
                                                       2005      0.979          0.979             --
                                                       2004      0.997          0.979             --
                                                       2003      1.000          0.997             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.940          0.954             --
                                                       2005      1.007          0.940             --
                                                       2004      1.022          1.007             --
                                                       2003      1.000          1.022             --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.134          1.161             --
                                                       2005      1.088          1.134             --
                                                       2004      1.007          1.088             --
                                                       2003      1.000          1.007             --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.086          1.154             --
                                                       2005      1.091          1.086             --
                                                       2004      1.032          1.091             --
                                                       2003      1.000          1.032             --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.020          1.000             --
                                                       2005      1.011          1.020             --
                                                       2004      1.020          1.011             --
                                                       2003      1.000          1.020             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.125          1.343             --
                                                       2005      1.053          1.125             --
                                                       2004      1.000          1.053             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.192          1.237             --
                                                       2005      1.097          1.192             --
                                                       2004      1.015          1.097             --
                                                       2003      1.000          1.015             --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.066             --




                         SEPARATE ACCOUNT CHARGES 2.40%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.464          1.793           2,033
                                                       2005      1.283          1.464           2,035
                                                       2004      1.064          1.283              --
                                                       2003      0.975          1.064              --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.139          1.143              --
                                                       2005      1.079          1.139              --
                                                       2004      1.060          1.079              --
                                                       2003      1.011          1.060              --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.313          1.525              --
                                                       2005      1.178          1.313              --
                                                       2004      1.118          1.178              --
                                                       2003      1.070          1.118              --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.005          2.594           1,737
                                                       2005      1.605          2.005           1,738
                                                       2004      1.316          1.605              --
                                                       2003      1.187          1.316              --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.613          1.783              --
                                                       2005      1.423          1.613              --
                                                       2004      1.235          1.423              --
                                                       2003      1.158          1.235              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.386          1.457              --
                                                       2005      1.303          1.386              --
                                                       2004      1.169          1.303              --
                                                       2003      1.045          1.169              --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.172          1.246              --
                                                       2005      1.161          1.172              --
                                                       2004      1.123          1.161              --
                                                       2003      1.101          1.123              --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.130              --
                                                       2005      1.000          1.005              --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.610          2.156           1,817
                                                       2005      1.482          1.610           1,819
                                                       2004      1.161          1.482              --
                                                       2003      1.013          1.161              --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.993          1.012              --
                                                       2005      1.000          0.993              --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.237          1.307              --
                                                       2005      1.168          1.237              --
                                                       2004      1.112          1.168              --
                                                       2003      1.014          1.112              --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.732          2.061           1,823
                                                       2005      1.503          1.732           1,824
                                                       2004      1.250          1.503              --
                                                       2003      1.023          1.250              --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.244          1.376              --
                                                       2005      1.205          1.244              --
                                                       2004      1.125          1.205              --
                                                       2003      1.017          1.125              --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.260          1.301              --
                                                       2005      1.194          1.260              --
                                                       2004      1.120          1.194              --
                                                       2003      1.016          1.120              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI International Subaccount (Class B) (7/03).....  2006      1.515          1.856           2,023
                                                       2005      1.341          1.515              --
                                                       2004      1.182          1.341              --
                                                       2003      0.989          1.182              --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.192          1.242              --
                                                       2005      1.226          1.192              --
                                                       2004      1.127          1.226              --
                                                       2003      1.026          1.127              --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.117          1.198              --
                                                       2005      1.101          1.117              --
                                                       2004      1.060          1.101              --
                                                       2003      0.998          1.060              --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.393          1.566              --
                                                       2005      1.300          1.393              --
                                                       2004      1.153          1.300              --
                                                       2003      1.014          1.153              --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.077          1.144              --
                                                       2005      1.056          1.077              --
                                                       2004      1.020          1.056              --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      0.996          1.011              --
                                                       2005      1.002          0.996              --
                                                       2004      0.986          1.002              --
                                                       2003      0.994          0.986              --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.340          1.496              --
                                                       2005      1.256          1.340              --
                                                       2004      1.155          1.256              --
                                                       2003      1.004          1.155              --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.350          1.559           4,094
                                                       2005      1.286          1.350           2,145
                                                       2004      1.160          1.286              --
                                                       2003      1.031          1.160              --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.631          1.984           1,841
                                                       2005      1.521          1.631           1,843
                                                       2004      1.241          1.521              --
                                                       2003      1.038          1.241              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.572          1.990           2,105
                                                       2005      1.314          1.572           2,107
                                                       2004      1.177          1.314              --
                                                       2003      1.031          1.177              --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.000          1.013              --
                                                       2005      1.002          1.000              --
                                                       2004      0.993          1.002              --
                                                       2003      0.997          0.993              --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.132          1.245              --
                                                       2005      1.093          1.132              --
                                                       2004      1.032          1.093              --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.203          1.293              --
                                                       2005      1.192          1.203              --
                                                       2004      1.089          1.192              --
                                                       2003      1.010          1.089              --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.051          1.065              --
                                                       2005      1.040          1.051              --
                                                       2004      1.017          1.040              --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.228          1.228              --
                                                       2005      1.212          1.228              --
                                                       2004      1.129          1.212              --
                                                       2003      1.060          1.129              --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.545          1.887              --
                                                       2005      1.388          1.545              --
                                                       2004      1.207          1.388              --
                                                       2003      0.994          1.207              --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.321          1.393              --
                                                       2005      1.211          1.321              --
                                                       2004      1.117          1.211              --
                                                       2003      1.001          1.117              --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.269          1.246              --
                                                       2005      1.213          1.269              --
                                                       2004      1.107          1.213              --
                                                       2003      1.058          1.107              --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.142          1.258              --
                                                       2005      1.036          1.142              --
                                                       2004      1.000          1.036              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.231          1.382           2,296
                                                       2005      1.241          1.231           2,298
                                                       2004      1.160          1.241              --
                                                       2003      1.013          1.160              --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.410          1.545              --
                                                       2005      1.276          1.410              --
                                                       2004      1.172          1.276              --
                                                       2003      1.070          1.172              --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.245          1.275              --
                                                       2005      1.283          1.245           2,233
                                                       2004      1.119          1.283              --
                                                       2003      1.024          1.119              --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.316          1.420              --
                                                       2005      1.175          1.316              --
                                                       2004      1.162          1.175              --
                                                       2003      1.033          1.162              --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.102          1.194              --
                                                       2005      1.074          1.102              --
                                                       2004      1.019          1.074              --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.969          0.986              --
                                                       2005      0.969          0.969              --
                                                       2004      0.988          0.969              --
                                                       2003      0.997          0.988              --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.093          1.110              --
                                                       2005      1.173          1.093              --
                                                       2004      1.191          1.173              --
                                                       2003      1.008          1.191              --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.271          1.300              --
                                                       2005      1.219          1.271              --
                                                       2004      1.130          1.219              --
                                                       2003      1.015          1.130              --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.033          1.097              --
                                                       2005      1.038          1.033              --
                                                       2004      0.982          1.038              --
                                                       2003      0.984          0.982              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.211          1.188              --
                                                       2005      1.201          1.211              --
                                                       2004      1.213          1.201              --
                                                       2003      1.007          1.213              --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.125          1.341              --
                                                       2005      1.053          1.125           2,735
                                                       2004      1.000          1.053              --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.419          1.472              --
                                                       2005      1.307          1.419              --
                                                       2004      1.210          1.307              --
                                                       2003      1.026          1.210              --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.066              --




                         SEPARATE ACCOUNT CHARGES 2.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.460          1.787               --
                                                       2005      1.281          1.460               --
                                                       2004      1.063          1.281               --
                                                       2003      1.000          1.063               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.136          1.139               --
                                                       2005      1.077          1.136               --
                                                       2004      1.059          1.077               --
                                                       2003      1.000          1.059               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.310          1.520               --
                                                       2005      1.176          1.310               --
                                                       2004      1.118          1.176               --
                                                       2003      1.000          1.118               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.000          2.585               --
                                                       2005      1.603          2.000               --
                                                       2004      1.315          1.603               --
                                                       2003      1.000          1.315               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.609          1.777               --
                                                       2005      1.420          1.609               --
                                                       2004      1.234          1.420               --
                                                       2003      1.000          1.234               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.383          1.452            8,618
                                                       2005      1.301          1.383            8,104
                                                       2004      1.168          1.301            6,281
                                                       2003      1.000          1.168            2,807

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.169          1.242               --
                                                       2005      1.159          1.169               --
                                                       2004      1.122          1.159               --
                                                       2003      1.000          1.122               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.004          1.129            3,690
                                                       2005      1.000          1.004            3,693

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.606          2.149            2,432
                                                       2005      1.479          1.606            2,826
                                                       2004      1.160          1.479            1,925
                                                       2003      1.000          1.160               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.993          1.010               --
                                                       2005      1.000          0.993               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.234          1.302            3,741
                                                       2005      1.166          1.234               --
                                                       2004      1.112          1.166               --
                                                       2003      1.000          1.112               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.728          2.054            5,273
                                                       2005      1.500          1.728            5,578
                                                       2004      1.249          1.500            3,790
                                                       2003      1.000          1.249               --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.241          1.371               --
                                                       2005      1.204          1.241               --
                                                       2004      1.124          1.204               --
                                                       2003      1.000          1.124               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.256          1.296           10,393
                                                       2005      1.192          1.256            9,995
                                                       2004      1.119          1.192            8,711
                                                       2003      1.000          1.119            6,307

  DWSI International Subaccount (Class B) (7/03).....  2006      1.511          1.849            4,140
                                                       2005      1.339          1.511            4,413
                                                       2004      1.181          1.339            2,971
                                                       2003      1.000          1.181               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.189          1.238               --
                                                       2005      1.225          1.189            3,887
                                                       2004      1.126          1.225            2,301
                                                       2003      1.000          1.126               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.114          1.194            4,672
                                                       2005      1.099          1.114            4,676
                                                       2004      1.060          1.099            4,680
                                                       2003      1.000          1.060            4,681

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.389          1.561           14,664
                                                       2005      1.298          1.389           14,317
                                                       2004      1.152          1.298           10,871
                                                       2003      1.000          1.152            4,410

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.075          1.141           18,198
                                                       2005      1.056          1.075           17,979
                                                       2004      1.020          1.056               --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      0.994          1.007            6,574
                                                       2005      1.000          0.994            6,579
                                                       2004      0.985          1.000            6,585
                                                       2003      1.000          0.985            6,586

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.336          1.491            3,332
                                                       2005      1.254          1.336            3,336
                                                       2004      1.154          1.254            3,347
                                                       2003      1.000          1.154            3,351

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.347          1.553           10,427
                                                       2005      1.284          1.347            6,944
                                                       2004      1.159          1.284            4,423
                                                       2003      1.000          1.159               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.627          1.977            5,349
                                                       2005      1.519          1.627            5,589
                                                       2004      1.241          1.519            3,686
                                                       2003      1.000          1.241               --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.568          1.982            5,465
                                                       2005      1.312          1.568            6,041
                                                       2004      1.177          1.312            4,291
                                                       2003      1.000          1.177               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      0.998          1.010            6,509
                                                       2005      1.000          0.998            6,515
                                                       2004      0.992          1.000            6,520
                                                       2003      1.000          0.992            6,522

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.130          1.242               --
                                                       2005      1.093          1.130               --
                                                       2004      1.032          1.093               --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.200          1.289            4,398
                                                       2005      1.190          1.200            4,403
                                                       2004      1.088          1.190            4,418
                                                       2003      1.000          1.088            4,423

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.049          1.063               --
                                                       2005      1.039          1.049               --
                                                       2004      1.017          1.039               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.225          1.225               --
                                                       2005      1.211          1.225               --
                                                       2004      1.129          1.211            3,016
                                                       2003      1.000          1.129            3,017

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.541          1.880               --
                                                       2005      1.386          1.541               --
                                                       2004      1.206          1.386               --
                                                       2003      1.000          1.206               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.318          1.388               --
                                                       2005      1.209          1.318               --
                                                       2004      1.116          1.209               --
                                                       2003      1.000          1.116               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.266          1.242               --
                                                       2005      1.211          1.266               --
                                                       2004      1.107          1.211               --
                                                       2003      1.000          1.107               --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.141          1.255               --
                                                       2005      1.036          1.141               --
                                                       2004      1.000          1.036               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.228          1.377            7,795
                                                       2005      1.239          1.228            7,407
                                                       2004      1.159          1.239            4,513
                                                       2003      1.000          1.159               --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.407          1.540               --
                                                       2005      1.274          1.407               --
                                                       2004      1.172          1.274               --
                                                       2003      1.000          1.172               --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.242          1.271               --
                                                       2005      1.281          1.242               --
                                                       2004      1.119          1.281               --
                                                       2003      1.000          1.119               --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.312          1.415            2,127
                                                       2005      1.173          1.312            2,129
                                                       2004      1.161          1.173            2,137
                                                       2003      1.000          1.161            2,171

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.101          1.191           53,019
                                                       2005      1.074          1.101           53,232
                                                       2004      1.019          1.074               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.967          0.983               --
                                                       2005      0.968          0.967               --
                                                       2004      0.987          0.968               --
                                                       2003      1.000          0.987               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.090          1.106               --
                                                       2005      1.171          1.090            4,431
                                                       2004      1.190          1.171            4,446
                                                       2003      1.000          1.190            4,452

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.267          1.295               --
                                                       2005      1.217          1.267               --
                                                       2004      1.129          1.217               --
                                                       2003      1.000          1.129               --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.031          1.093               --
                                                       2005      1.037          1.031               --
                                                       2004      0.982          1.037               --
                                                       2003      1.000          0.982               --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.208          1.184            4,421
                                                       2005      1.199          1.208            3,730
                                                       2004      1.212          1.199            2,336
                                                       2003      1.000          1.212               --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.123          1.339               --
                                                       2005      1.053          1.123               --
                                                       2004      1.000          1.053               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.416          1.467            4,346
                                                       2005      1.305          1.416            4,351
                                                       2004      1.209          1.305            4,366
                                                       2003      1.000          1.209            4,372

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.065               --




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 04/29/2005, Scudder Variable Series I-21st Century Growth Portfolio merged into Scudder Variable Series II-Scudder Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-Scudder Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Eagle Focused Large Cap Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Focused Vale and Growth Portfolio merged into Scudder Variable Series I-Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 09/19/2005, Scudder Variable Series II-SVS Index 500 Portfolio merged into Scudder Investments VIT Funds-Scudder VIT Equity Index 500 Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, The Alger American Fund-Alger American Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Dreman Financial Services VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Income Allocation VIP merged into DWS Variable Series II-DWS Conservative Allocation VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS MFS(R) Strategic Value VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Janus Growth Opportunities VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Legg Mason Aggressive Growth VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Mercury Large Cap Core VIP merged into DWS Variable Series I-DWS Growth & Income VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Oak Strategic Equity VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Templeton Foreign Value VIP merged into DWS Variable Series I-DWS International VIP and is no longer available as a funding option.

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.479          1.819             --
                                                       2005      1.291          1.479             --
                                                       2004      1.066          1.291             --
                                                       2003      1.000          1.066             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.151          1.156             --
                                                       2005      1.086          1.151             --
                                                       2004      1.062          1.086             --
                                                       2003      1.000          1.062             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.326          1.547             --
                                                       2005      1.185          1.326             --
                                                       2004      1.121          1.185             --
                                                       2003      1.000          1.121             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.026          2.632             --
                                                       2005      1.615          2.026             --
                                                       2004      1.319          1.615             --
                                                       2003      1.000          1.319             --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.630          1.809             --
                                                       2005      1.432          1.630             --
                                                       2004      1.238          1.432             --
                                                       2003      1.000          1.238             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.401          1.478             --
                                                       2005      1.312          1.401             --
                                                       2004      1.171          1.312             --
                                                       2003      1.000          1.171             --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.184          1.264             --
                                                       2005      1.168          1.184             --
                                                       2004      1.125          1.168             --
                                                       2003      1.000          1.125             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.006          1.136             --
                                                       2005      1.000          1.006             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.627          2.187             --
                                                       2005      1.491          1.627             --
                                                       2004      1.164          1.491             --
                                                       2003      1.000          1.164             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.995          1.018             --
                                                       2005      1.000          0.995             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.250          1.326             --
                                                       2005      1.175          1.250             --
                                                       2004      1.115          1.175             --
                                                       2003      1.000          1.115             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.750          2.091             --
                                                       2005      1.512          1.750             --
                                                       2004      1.253          1.512             --
                                                       2003      1.000          1.253             --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.257          1.396             --
                                                       2005      1.213          1.257             --
                                                       2004      1.127          1.213             --
                                                       2003      1.000          1.127             --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.273          1.319             --
                                                       2005      1.201          1.273             --
                                                       2004      1.123          1.201             --
                                                       2003      1.000          1.123             --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.531          1.882             --
                                                       2005      1.349          1.531             --
                                                       2004      1.184          1.349             --
                                                       2003      1.000          1.184             --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.204          1.258             --
                                                       2005      1.234          1.204             --
                                                       2004      1.129          1.234             --
                                                       2003      1.000          1.129             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.129          1.215             --
                                                       2005      1.108          1.129             --
                                                       2004      1.063          1.108             --
                                                       2003      1.000          1.063             --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.407          1.589             --
                                                       2005      1.309          1.407             --
                                                       2004      1.155          1.309             --
                                                       2003      1.000          1.155             --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.083          1.155             --
                                                       2005      1.058          1.083             --
                                                       2004      1.020          1.058             --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.007          1.025             --
                                                       2005      1.008          1.007             --
                                                       2004      0.988          1.008             --
                                                       2003      1.000          0.988             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.354          1.517             --
                                                       2005      1.264          1.354             --
                                                       2004      1.158          1.264             --
                                                       2003      1.000          1.158             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.364          1.581             --
                                                       2005      1.295          1.364             --
                                                       2004      1.162          1.295             --
                                                       2003      1.000          1.162             --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.648          2.012             --
                                                       2005      1.531          1.648             --
                                                       2004      1.244          1.531             --
                                                       2003      1.000          1.244             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.588          2.018             --
                                                       2005      1.322          1.588             --
                                                       2004      1.180          1.322             --
                                                       2003      1.000          1.180             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.011          1.028             --
                                                       2005      1.008          1.011             --
                                                       2004      0.995          1.008             --
                                                       2003      1.000          0.995             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.138          1.257             --
                                                       2005      1.095          1.138             --
                                                       2004      1.032          1.095             --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.215          1.312             --
                                                       2005      1.199          1.215             --
                                                       2004      1.091          1.199             --
                                                       2003      1.000          1.091             --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.057          1.074             --
                                                       2005      1.041          1.057             --
                                                       2004      1.017          1.041             --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.239          1.239             --
                                                       2005      1.220          1.239             --
                                                       2004      1.132          1.220             --
                                                       2003      1.000          1.132             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.561          1.914             --
                                                       2005      1.397          1.561             --
                                                       2004      1.209          1.397             --
                                                       2003      1.000          1.209             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.335          1.413             --
                                                       2005      1.219          1.335             --
                                                       2004      1.119          1.219             --
                                                       2003      1.000          1.119             --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.282          1.264             --
                                                       2005      1.221          1.282             --
                                                       2004      1.110          1.221             --
                                                       2003      1.000          1.110             --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.147          1.268             --
                                                       2005      1.036          1.147             --
                                                       2004      1.000          1.036             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.244          1.402             --
                                                       2005      1.249          1.244             --
                                                       2004      1.162          1.249             --
                                                       2003      1.000          1.162             --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.425          1.567             --
                                                       2005      1.284          1.425             --
                                                       2004      1.175          1.284             --
                                                       2003      1.000          1.175             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.258          1.292             --
                                                       2005      1.291          1.258             --
                                                       2004      1.122          1.291             --
                                                       2003      1.000          1.122             --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.329          1.440             --
                                                       2005      1.183          1.329             --
                                                       2004      1.164          1.183             --
                                                       2003      1.000          1.164             --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.108          1.205             --
                                                       2005      1.076          1.108             --
                                                       2004      1.019          1.076             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.979          1.001             --
                                                       2005      0.975          0.979             --
                                                       2004      0.990          0.975             --
                                                       2003      1.000          0.990             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.105          1.125             --
                                                       2005      1.180          1.105             --
                                                       2004      1.193          1.180             --
                                                       2003      1.000          1.193             --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.284          1.319             --
                                                       2005      1.227          1.284             --
                                                       2004      1.132          1.227             --
                                                       2003      1.000          1.132             --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.044          1.113             --
                                                       2005      1.045          1.044             --
                                                       2004      0.985          1.045             --
                                                       2003      1.000          0.985             --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.224          1.205             --
                                                       2005      1.209          1.224             --
                                                       2004      1.215          1.209             --
                                                       2003      1.000          1.215             --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.130          1.352             --
                                                       2005      1.053          1.130             --
                                                       2004      1.000          1.053             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.434          1.493             --
                                                       2005      1.315          1.434             --
                                                       2004      1.212          1.315             --
                                                       2003      1.000          1.212             --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.068             --




                         SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.486          1.827             --
                                                       2005      1.298          1.486             --
                                                       2004      1.072          1.298             --
                                                       2003      1.000          1.072             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.120          1.124             --
                                                       2005      1.057          1.120             --
                                                       2004      1.034          1.057             --
                                                       2003      1.000          1.034             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.206          1.405             --
                                                       2005      1.078          1.206             --
                                                       2004      1.020          1.078             --
                                                       2003      1.000          1.020             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      1.601          2.078             --
                                                       2005      1.277          1.601             --
                                                       2004      1.043          1.277             --
                                                       2003      1.000          1.043             --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.358          1.506             --
                                                       2005      1.193          1.358             --
                                                       2004      1.032          1.193             --
                                                       2003      0.968          1.032             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.229          1.297             --
                                                       2005      1.152          1.229             --
                                                       2004      1.029          1.152             --
                                                       2003      1.000          1.029             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.098          1.172             --
                                                       2005      1.084          1.098             --
                                                       2004      1.044          1.084             --
                                                       2003      1.024          1.044             --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.006          1.135             --
                                                       2005      1.000          1.006             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.459          1.960             --
                                                       2005      1.338          1.459             --
                                                       2004      1.044          1.338             --
                                                       2003      1.000          1.044             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.995          1.017             --
                                                       2005      1.000          0.995             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.169          1.239             --
                                                       2005      1.099          1.169             --
                                                       2004      1.043          1.099             --
                                                       2003      1.000          1.043             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.493          1.783             --
                                                       2005      1.291          1.493             --
                                                       2004      1.070          1.291             --
                                                       2003      1.000          1.070             --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.176          1.306             --
                                                       2005      1.135          1.176             --
                                                       2004      1.056          1.135             --
                                                       2003      1.000          1.056             --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.234          1.279             --
                                                       2005      1.166          1.234             --
                                                       2004      1.090          1.166             --
                                                       2003      1.000          1.090             --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.403          1.725             --
                                                       2005      1.238          1.403             --
                                                       2004      1.087          1.238             --
                                                       2003      1.000          1.087             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.103          1.152             --
                                                       2005      1.131          1.103             --
                                                       2004      1.035          1.131             --
                                                       2003      1.000          1.035             --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.095          1.178             --
                                                       2005      1.076          1.095             --
                                                       2004      1.032          1.076             --
                                                       2003      1.000          1.032             --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.289          1.454             --
                                                       2005      1.199          1.289             --
                                                       2004      1.059          1.199             --
                                                       2003      1.000          1.059             --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.082          1.153             --
                                                       2005      1.058          1.082             --
                                                       2004      1.020          1.058             --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.034          1.053             --
                                                       2005      1.037          1.034             --
                                                       2004      1.016          1.037             --
                                                       2003      1.000          1.016             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.243          1.393             --
                                                       2005      1.162          1.243             --
                                                       2004      1.064          1.162             --
                                                       2003      1.000          1.064             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.253          1.451             --
                                                       2005      1.189          1.253             --
                                                       2004      1.068          1.189             --
                                                       2003      1.000          1.068             --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.402          1.712             --
                                                       2005      1.304          1.402             --
                                                       2004      1.060          1.304             --
                                                       2003      1.000          1.060             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.450          1.841             --
                                                       2005      1.208          1.450             --
                                                       2004      1.078          1.208             --
                                                       2003      1.000          1.078             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.024          1.041             --
                                                       2005      1.022          1.024             --
                                                       2004      1.009          1.022             --
                                                       2003      1.000          1.009             --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.137          1.255             --
                                                       2005      1.095          1.137             --
                                                       2004      1.032          1.095             --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.152          1.243             --
                                                       2005      1.137          1.152             --
                                                       2004      1.035          1.137             --
                                                       2003      1.000          1.035             --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.056          1.073             --
                                                       2005      1.041          1.056             --
                                                       2004      1.017          1.041             --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.159          1.159             --
                                                       2005      1.142          1.159             --
                                                       2004      1.060          1.142             --
                                                       2003      1.000          1.060             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.403          1.720             --
                                                       2005      1.256          1.403             --
                                                       2004      1.088          1.256             --
                                                       2003      1.000          1.088             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.259          1.332             --
                                                       2005      1.150          1.259             --
                                                       2004      1.057          1.150             --
                                                       2003      1.000          1.057             --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.205          1.188             --
                                                       2005      1.148          1.205             --
                                                       2004      1.044          1.148             --
                                                       2003      1.000          1.044             --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.147          1.267             --
                                                       2005      1.036          1.147             --
                                                       2004      1.000          1.036             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.141          1.286             --
                                                       2005      1.147          1.141             --
                                                       2004      1.068          1.147             --
                                                       2003      1.000          1.068             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.246          1.370             --
                                                       2005      1.123          1.246             --
                                                       2004      1.028          1.123             --
                                                       2003      1.000          1.028             --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.198          1.230             --
                                                       2005      1.230          1.198             --
                                                       2004      1.069          1.230             --
                                                       2003      1.000          1.069             --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.162          1.258             --
                                                       2005      1.034          1.162             --
                                                       2004      1.019          1.034             --
                                                       2003      1.000          1.019             --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.107          1.204             --
                                                       2005      1.076          1.107             --
                                                       2004      1.019          1.076             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.986          1.007             --
                                                       2005      0.982          0.986             --
                                                       2004      0.998          0.982             --
                                                       2003      1.000          0.998             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.946          0.963             --
                                                       2005      1.011          0.946             --
                                                       2004      1.023          1.011             --
                                                       2003      1.000          1.023             --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.141          1.172             --
                                                       2005      1.092          1.141             --
                                                       2004      1.008          1.092             --
                                                       2003      1.000          1.008             --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.093          1.165             --
                                                       2005      1.095          1.093             --
                                                       2004      1.032          1.095             --
                                                       2003      1.000          1.032             --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.026          1.010             --
                                                       2005      1.014          1.026             --
                                                       2004      1.020          1.014             --
                                                       2003      1.000          1.020             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.129          1.351             --
                                                       2005      1.053          1.129             --
                                                       2004      1.000          1.053             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.200          1.249             --
                                                       2005      1.101          1.200             --
                                                       2004      1.016          1.101             --
                                                       2003      1.000          1.016             --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.068             --




                         SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.471          1.806            1,342
                                                       2005      1.287          1.471            1,344
                                                       2004      1.065          1.287               --
                                                       2003      1.000          1.065               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.145          1.149               --
                                                       2005      1.082          1.145               --
                                                       2004      1.061          1.082               --
                                                       2003      1.000          1.061               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.320          1.536               --
                                                       2005      1.182          1.320               --
                                                       2004      1.119          1.182               --
                                                       2003      1.000          1.119               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.016          2.613            1,147
                                                       2005      1.610          2.016            1,148
                                                       2004      1.318          1.610               --
                                                       2003      1.000          1.318               --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.622          1.796               --
                                                       2005      1.427          1.622               --
                                                       2004      1.236          1.427               --
                                                       2003      1.000          1.236               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.393          1.468               --
                                                       2005      1.308          1.393           12,250
                                                       2004      1.170          1.308               --
                                                       2003      1.000          1.170               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.178          1.255               --
                                                       2005      1.165          1.178               --
                                                       2004      1.124          1.165               --
                                                       2003      1.000          1.124               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.133               --
                                                       2005      1.000          1.005               --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.619          2.172            1,199
                                                       2005      1.486          1.619            5,008
                                                       2004      1.162          1.486               --
                                                       2003      1.000          1.162               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.994          1.015               --
                                                       2005      1.000          0.994               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.244          1.316               --
                                                       2005      1.172          1.244               --
                                                       2004      1.114          1.172               --
                                                       2003      1.000          1.114               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.741          2.076            1,203
                                                       2005      1.507          1.741            1,205
                                                       2004      1.251          1.507               --
                                                       2003      1.000          1.251               --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.251          1.386               --
                                                       2005      1.209          1.251               --
                                                       2004      1.126          1.209               --
                                                       2003      1.000          1.126               --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.266          1.310               --
                                                       2005      1.198          1.266            8,372
                                                       2004      1.121          1.198               --
                                                       2003      1.000          1.121               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI International Subaccount (Class B) (7/03).....  2006      1.523          1.869            1,336
                                                       2005      1.345          1.523               --
                                                       2004      1.183          1.345               --
                                                       2003      1.000          1.183               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.198          1.250               --
                                                       2005      1.230          1.198               --
                                                       2004      1.128          1.230               --
                                                       2003      1.000          1.128               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.123          1.206               --
                                                       2005      1.105          1.123           13,456
                                                       2004      1.062          1.105               --
                                                       2003      1.000          1.062               --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.400          1.577               --
                                                       2005      1.305          1.400           18,072
                                                       2004      1.154          1.305               --
                                                       2003      1.000          1.154               --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.080          1.149               --
                                                       2005      1.057          1.080           11,593
                                                       2004      1.020          1.057               --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.001          1.018               --
                                                       2005      1.005          1.001               --
                                                       2004      0.987          1.005               --
                                                       2003      1.000          0.987               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.347          1.506               --
                                                       2005      1.260          1.347           19,927
                                                       2004      1.156          1.260               --
                                                       2003      1.000          1.156               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.357          1.570            2,702
                                                       2005      1.290          1.357            1,417
                                                       2004      1.161          1.290               --
                                                       2003      1.000          1.161               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.639          1.998            1,215
                                                       2005      1.526          1.639            7,787
                                                       2004      1.243          1.526               --
                                                       2003      1.000          1.243               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.580          2.004            1,390
                                                       2005      1.318          1.580            1,392
                                                       2004      1.179          1.318               --
                                                       2003      1.000          1.179               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.005          1.020               --
                                                       2005      1.005          1.005               --
                                                       2004      0.994          1.005               --
                                                       2003      1.000          0.994               --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.135          1.251               --
                                                       2005      1.094          1.135               --
                                                       2004      1.032          1.094               --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.209          1.303               --
                                                       2005      1.195          1.209           12,367
                                                       2004      1.090          1.195               --
                                                       2003      1.000          1.090               --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.054          1.069               --
                                                       2005      1.040          1.054               --
                                                       2004      1.017          1.040               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.234          1.234               --
                                                       2005      1.216          1.234               --
                                                       2004      1.130          1.216               --
                                                       2003      1.000          1.130               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.553          1.900               --
                                                       2005      1.393          1.553               --
                                                       2004      1.208          1.393               --
                                                       2003      1.000          1.208               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.328          1.403               --
                                                       2005      1.215          1.328           13,043
                                                       2004      1.118          1.215               --
                                                       2003      1.000          1.118               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.275          1.255               --
                                                       2005      1.217          1.275               --
                                                       2004      1.109          1.217               --
                                                       2003      1.000          1.109               --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.145          1.263               --
                                                       2005      1.036          1.145               --
                                                       2004      1.000          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.237          1.392            1,516
                                                       2005      1.245          1.237            1,518
                                                       2004      1.161          1.245               --
                                                       2003      1.000          1.161               --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.417          1.556               --
                                                       2005      1.279          1.417               --
                                                       2004      1.174          1.279               --
                                                       2003      1.000          1.174               --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.251          1.284               --
                                                       2005      1.287          1.251            1,475
                                                       2004      1.120          1.287               --
                                                       2003      1.000          1.120               --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.322          1.430               --
                                                       2005      1.179          1.322               --
                                                       2004      1.163          1.179               --
                                                       2003      1.000          1.163               --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.105          1.199          107,018
                                                       2005      1.075          1.105          122,276
                                                       2004      1.019          1.075               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.974          0.994               --
                                                       2005      0.972          0.974               --
                                                       2004      0.989          0.972               --
                                                       2003      1.000          0.989               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.099          1.117               --
                                                       2005      1.176          1.099           12,320
                                                       2004      1.192          1.176               --
                                                       2003      1.000          1.192               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.277          1.309               --
                                                       2005      1.223          1.277               --
                                                       2004      1.131          1.223               --
                                                       2003      1.000          1.131               --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.039          1.105               --
                                                       2005      1.042          1.039               --
                                                       2004      0.984          1.042               --
                                                       2003      1.000          0.984               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.217          1.196               --
                                                       2005      1.205          1.217               --
                                                       2004      1.214          1.205               --
                                                       2003      1.000          1.214               --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.127          1.347               --
                                                       2005      1.053          1.127            1,811
                                                       2004      1.000          1.053               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.427          1.482               --
                                                       2005      1.311          1.427               --
                                                       2004      1.211          1.311               --
                                                       2003      1.000          1.211               --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.067               --




                         SEPARATE ACCOUNT CHARGES 2.25%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.480          1.815             --
                                                       2005      1.295          1.480             --
                                                       2004      1.072          1.295             --
                                                       2003      1.000          1.072             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.115          1.119             --
                                                       2005      1.054          1.115             --
                                                       2004      1.034          1.054             --
                                                       2003      1.000          1.034             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.201          1.397             --
                                                       2005      1.076          1.201             --
                                                       2004      1.019          1.076             --
                                                       2003      1.000          1.019             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      1.594          2.065             --
                                                       2005      1.274          1.594             --
                                                       2004      1.043          1.274             --
                                                       2003      1.000          1.043             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.352          1.496             --
                                                       2005      1.190          1.352             --
                                                       2004      1.032          1.190             --
                                                       2003      0.968          1.032             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.224          1.289             --
                                                       2005      1.149          1.224             --
                                                       2004      1.029          1.149             --
                                                       2003      1.000          1.029             --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.093          1.164             --
                                                       2005      1.081          1.093             --
                                                       2004      1.044          1.081             --
                                                       2003      1.024          1.044             --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.132             --
                                                       2005      1.000          1.005             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.453          1.948             --
                                                       2005      1.335          1.453             --
                                                       2004      1.044          1.335             --
                                                       2003      1.000          1.044             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.994          1.014             --
                                                       2005      1.000          0.994             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.164          1.231             --
                                                       2005      1.097          1.164             --
                                                       2004      1.043          1.097             --
                                                       2003      1.000          1.043             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.487          1.772             --
                                                       2005      1.288          1.487             --
                                                       2004      1.070          1.288             --
                                                       2003      1.000          1.070             --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.171          1.297             --
                                                       2005      1.133          1.171             --
                                                       2004      1.055          1.133             --
                                                       2003      1.000          1.055             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.229          1.271             --
                                                       2005      1.163          1.229             --
                                                       2004      1.090          1.163             --
                                                       2003      1.000          1.090             --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.397          1.714             --
                                                       2005      1.235          1.397             --
                                                       2004      1.087          1.235             --
                                                       2003      1.000          1.087             --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.098          1.145             --
                                                       2005      1.128          1.098             --
                                                       2004      1.035          1.128             --
                                                       2003      1.000          1.035             --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.090          1.171             --
                                                       2005      1.073          1.090             --
                                                       2004      1.032          1.073             --
                                                       2003      1.000          1.032             --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.283          1.445             --
                                                       2005      1.196          1.283             --
                                                       2004      1.059          1.196             --
                                                       2003      1.000          1.059             --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.079          1.148             --
                                                       2005      1.057          1.079             --
                                                       2004      1.020          1.057             --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.030          1.046             --
                                                       2005      1.034          1.030             --
                                                       2004      1.016          1.034             --
                                                       2003      1.000          1.016             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.238          1.384             --
                                                       2005      1.159          1.238             --
                                                       2004      1.064          1.159             --
                                                       2003      1.000          1.064             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.247          1.442             --
                                                       2005      1.187          1.247             --
                                                       2004      1.068          1.187             --
                                                       2003      1.000          1.068             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.396          1.701             --
                                                       2005      1.301          1.396             --
                                                       2004      1.060          1.301             --
                                                       2003      1.000          1.060             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.443          1.830             --
                                                       2005      1.205          1.443             --
                                                       2004      1.078          1.205             --
                                                       2003      1.000          1.078             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.019          1.034             --
                                                       2005      1.020          1.019             --
                                                       2004      1.009          1.020             --
                                                       2003      1.000          1.009             --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.134          1.249             --
                                                       2005      1.094          1.134             --
                                                       2004      1.032          1.094             --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.147          1.235             --
                                                       2005      1.134          1.147             --
                                                       2004      1.035          1.134             --
                                                       2003      1.000          1.035             --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.053          1.068             --
                                                       2005      1.040          1.053             --
                                                       2004      1.017          1.040             --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.155          1.155             --
                                                       2005      1.139          1.155             --
                                                       2004      1.059          1.139             --
                                                       2003      1.000          1.059             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.397          1.709             --
                                                       2005      1.254          1.397             --
                                                       2004      1.088          1.254             --
                                                       2003      1.000          1.088             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.254          1.324             --
                                                       2005      1.148          1.254             --
                                                       2004      1.057          1.148             --
                                                       2003      1.000          1.057             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.200          1.180             --
                                                       2005      1.145          1.200             --
                                                       2004      1.044          1.145             --
                                                       2003      1.000          1.044             --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.144          1.262             --
                                                       2005      1.036          1.144             --
                                                       2004      1.000          1.036             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.136          1.278             --
                                                       2005      1.144          1.136             --
                                                       2004      1.067          1.144             --
                                                       2003      1.000          1.067             --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.240          1.361             --
                                                       2005      1.120          1.240             --
                                                       2004      1.028          1.120             --
                                                       2003      1.000          1.028             --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.193          1.223             --
                                                       2005      1.227          1.193             --
                                                       2004      1.069          1.227             --
                                                       2003      1.000          1.069             --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.157          1.250             --
                                                       2005      1.032          1.157             --
                                                       2004      1.018          1.032             --
                                                       2003      1.000          1.018             --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.104          1.198             --
                                                       2005      1.075          1.104             --
                                                       2004      1.019          1.075             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.982          1.000             --
                                                       2005      0.980          0.982             --
                                                       2004      0.997          0.980             --
                                                       2003      1.000          0.997             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.942          0.957             --
                                                       2005      1.008          0.942             --
                                                       2004      1.022          1.008             --
                                                       2003      1.000          1.022             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.137          1.165             --
                                                       2005      1.089          1.137             --
                                                       2004      1.008          1.089             --
                                                       2003      1.000          1.008             --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.089          1.158             --
                                                       2005      1.092          1.089             --
                                                       2004      1.032          1.092             --
                                                       2003      1.000          1.032             --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.022          1.004             --
                                                       2005      1.012          1.022             --
                                                       2004      1.020          1.012             --
                                                       2003      1.000          1.020             --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.126          1.345             --
                                                       2005      1.053          1.126             --
                                                       2004      1.000          1.053             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.195          1.241             --
                                                       2005      1.098          1.195             --
                                                       2004      1.015          1.098             --
                                                       2003      1.000          1.015             --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.067             --




                         SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.468          1.799            8,696
                                                       2005      1.285          1.468            9,017
                                                       2004      1.064          1.285               --
                                                       2003      0.975          1.064               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.142          1.146               --
                                                       2005      1.080          1.142           15,827
                                                       2004      1.060          1.080           15,562
                                                       2003      1.011          1.060               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.316          1.530               --
                                                       2005      1.180          1.316               --
                                                       2004      1.119          1.180               --
                                                       2003      1.070          1.119               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.010          2.604            3,878
                                                       2005      1.608          2.010            2,722
                                                       2004      1.317          1.608            3,056
                                                       2003      1.188          1.317               --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.617          1.789            1,167
                                                       2005      1.425          1.617            1,739
                                                       2004      1.236          1.425            1,827
                                                       2003      1.159          1.236               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.390          1.463           24,227
                                                       2005      1.306          1.390           26,681
                                                       2004      1.169          1.306           25,674
                                                       2003      1.045          1.169           47,329

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.175          1.251               --
                                                       2005      1.163          1.175            2,199
                                                       2004      1.123          1.163            2,035
                                                       2003      1.102          1.123               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.131           40,145
                                                       2005      1.000          1.005           39,116

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.615          2.164           12,471
                                                       2005      1.484          1.615           15,232
                                                       2004      1.162          1.484            8,232
                                                       2003      1.013          1.162           56,672

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.994          1.013               --
                                                       2005      1.000          0.994               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.241          1.312           15,760
                                                       2005      1.170          1.241           15,578
                                                       2004      1.113          1.170            1,747
                                                       2003      1.014          1.113           68,123

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.737          2.069            6,308
                                                       2005      1.505          1.737            6,438
                                                       2004      1.251          1.505            6,050
                                                       2003      1.023          1.251            4,261

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.248          1.381            1,962
                                                       2005      1.207          1.248            1,942
                                                       2004      1.125          1.207            1,936
                                                       2003      1.017          1.125            1,917

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.263          1.305            1,326
                                                       2005      1.196          1.263            3,240
                                                       2004      1.121          1.196            3,184
                                                       2003      1.016          1.121               --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.519          1.862           18,755
                                                       2005      1.343          1.519            9,283
                                                       2004      1.182          1.343           13,858
                                                       2003      0.989          1.182            6,500

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.195          1.246               --
                                                       2005      1.228          1.195            3,837
                                                       2004      1.127          1.228            7,727
                                                       2003      1.026          1.127            2,795

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.120          1.202               --
                                                       2005      1.103          1.120           27,692
                                                       2004      1.061          1.103           45,496
                                                       2003      0.998          1.061           46,789

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.396          1.572            8,258
                                                       2005      1.302          1.396           10,092
                                                       2004      1.153          1.302           10,038
                                                       2003      1.014          1.153            4,224

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.078          1.146               --
                                                       2005      1.057          1.078               --
                                                       2004      1.020          1.057               --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      0.999          1.014            2,677
                                                       2005      1.003          0.999            4,774
                                                       2004      0.986          1.003            6,131
                                                       2003      0.994          0.986           77,196

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.343          1.501           34,740
                                                       2005      1.258          1.343           44,674
                                                       2004      1.156          1.258           50,046
                                                       2003      1.004          1.156           15,076

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.354          1.564           31,627
                                                       2005      1.288          1.354           39,391
                                                       2004      1.160          1.288           34,062
                                                       2003      1.031          1.160           68,667

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.635          1.991           21,522
                                                       2005      1.524          1.635           33,622
                                                       2004      1.242          1.524           30,803
                                                       2003      1.039          1.242            3,133

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.576          1.997           20,349
                                                       2005      1.316          1.576           18,190
                                                       2004      1.178          1.316            3,647
                                                       2003      1.031          1.178            2,333

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.003          1.017               --
                                                       2005      1.004          1.003               --
                                                       2004      0.994          1.004               --
                                                       2003      0.997          0.994               --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.133          1.248               --
                                                       2005      1.094          1.133               --
                                                       2004      1.032          1.094               --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.206          1.298           17,407
                                                       2005      1.193          1.206           17,018
                                                       2004      1.090          1.193            7,627
                                                       2003      1.010          1.090           41,335

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.052          1.067               --
                                                       2005      1.040          1.052               --
                                                       2004      1.017          1.040               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.231          1.231               --
                                                       2005      1.214          1.231               --
                                                       2004      1.130          1.214           13,295
                                                       2003      1.060          1.130            4,248

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.549          1.893            3,767
                                                       2005      1.390          1.549            3,864
                                                       2004      1.207          1.390            3,941
                                                       2003      0.994          1.207           33,176

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.324          1.398           12,569
                                                       2005      1.213          1.324           12,061
                                                       2004      1.117          1.213           19,671
                                                       2003      1.001          1.117           16,365

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.272          1.251               --
                                                       2005      1.215          1.272               --
                                                       2004      1.108          1.215               --
                                                       2003      1.059          1.108               --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.143          1.261               --
                                                       2005      1.036          1.143               --
                                                       2004      1.000          1.036               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.234          1.387            7,059
                                                       2005      1.243          1.234            8,820
                                                       2004      1.160          1.243           24,914
                                                       2003      1.013          1.160           19,407

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.414          1.551               --
                                                       2005      1.278          1.414               --
                                                       2004      1.173          1.278               --
                                                       2003      1.070          1.173               --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.248          1.279               --
                                                       2005      1.285          1.248            1,990
                                                       2004      1.120          1.285           19,711
                                                       2003      1.024          1.120           55,930

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.319          1.425               --
                                                       2005      1.177          1.319               --
                                                       2004      1.162          1.177               --
                                                       2003      1.034          1.162               --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.104          1.196               --
                                                       2005      1.075          1.104               --
                                                       2004      1.019          1.075               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.972          0.990               --
                                                       2005      0.971          0.972               --
                                                       2004      0.988          0.971               --
                                                       2003      0.997          0.988           52,256

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.096          1.114               --
                                                       2005      1.174          1.096            5,042
                                                       2004      1.191          1.174           18,684
                                                       2003      1.008          1.191           13,201

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.274          1.305            5,021
                                                       2005      1.221          1.274            4,747
                                                       2004      1.130          1.221            4,646
                                                       2003      1.016          1.130            1,196

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.036          1.101            6,320
                                                       2005      1.040          1.036            6,213
                                                       2004      0.983          1.040            6,054
                                                       2003      0.984          0.983            2,399

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.214          1.192            3,512
                                                       2005      1.203          1.214            3,071
                                                       2004      1.213          1.203            2,900
                                                       2003      1.007          1.213            1,118

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.126          1.344               --
                                                       2005      1.053          1.126           13,157
                                                       2004      1.000          1.053               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.423          1.477           10,445
                                                       2005      1.309          1.423           12,420
                                                       2004      1.210          1.309           18,307
                                                       2003      1.026          1.210            6,198

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.066            3,655

                         SEPARATE ACCOUNT CHARGES 2.40%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.464          1.793           2,033
                                                       2005      1.283          1.464           2,035
                                                       2004      1.064          1.283              --
                                                       2003      1.000          1.064              --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.139          1.143              --
                                                       2005      1.079          1.139              --
                                                       2004      1.060          1.079              --
                                                       2003      1.000          1.060              --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.313          1.525              --
                                                       2005      1.178          1.313              --
                                                       2004      1.118          1.178              --
                                                       2003      1.000          1.118              --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.005          2.594           1,737
                                                       2005      1.605          2.005           1,738
                                                       2004      1.316          1.605              --
                                                       2003      1.000          1.316              --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.613          1.783              --
                                                       2005      1.423          1.613              --
                                                       2004      1.235          1.423              --
                                                       2003      1.000          1.235              --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.386          1.457              --
                                                       2005      1.303          1.386              --
                                                       2004      1.169          1.303              --
                                                       2003      1.000          1.169              --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.172          1.246              --
                                                       2005      1.161          1.172              --
                                                       2004      1.123          1.161              --
                                                       2003      1.000          1.123              --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.130              --
                                                       2005      1.000          1.005              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.610          2.156           1,817
                                                       2005      1.482          1.610           1,819
                                                       2004      1.161          1.482              --
                                                       2003      1.000          1.161              --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.993          1.012              --
                                                       2005      1.000          0.993              --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.237          1.307              --
                                                       2005      1.168          1.237              --
                                                       2004      1.112          1.168              --
                                                       2003      1.000          1.112              --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.732          2.061           1,823
                                                       2005      1.503          1.732           1,824
                                                       2004      1.250          1.503              --
                                                       2003      1.000          1.250              --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.244          1.376              --
                                                       2005      1.205          1.244              --
                                                       2004      1.125          1.205              --
                                                       2003      1.000          1.125              --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.260          1.301              --
                                                       2005      1.194          1.260              --
                                                       2004      1.120          1.194              --
                                                       2003      1.000          1.120              --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.515          1.856           2,023
                                                       2005      1.341          1.515              --
                                                       2004      1.182          1.341              --
                                                       2003      1.000          1.182              --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.192          1.242              --
                                                       2005      1.226          1.192              --
                                                       2004      1.127          1.226              --
                                                       2003      1.000          1.127              --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.117          1.198              --
                                                       2005      1.101          1.117              --
                                                       2004      1.060          1.101              --
                                                       2003      1.000          1.060              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.393          1.566              --
                                                       2005      1.300          1.393              --
                                                       2004      1.153          1.300              --
                                                       2003      1.000          1.153              --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.077          1.144              --
                                                       2005      1.056          1.077              --
                                                       2004      1.020          1.056              --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      0.996          1.011              --
                                                       2005      1.002          0.996              --
                                                       2004      0.986          1.002              --
                                                       2003      1.000          0.986              --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.340          1.496              --
                                                       2005      1.256          1.340              --
                                                       2004      1.155          1.256              --
                                                       2003      1.000          1.155              --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.350          1.559           4,094
                                                       2005      1.286          1.350           2,145
                                                       2004      1.160          1.286              --
                                                       2003      1.000          1.160              --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.631          1.984           1,841
                                                       2005      1.521          1.631           1,843
                                                       2004      1.241          1.521              --
                                                       2003      1.000          1.241              --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.572          1.990           2,105
                                                       2005      1.314          1.572           2,107
                                                       2004      1.177          1.314              --
                                                       2003      1.000          1.177              --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.000          1.013              --
                                                       2005      1.002          1.000              --
                                                       2004      0.993          1.002              --
                                                       2003      1.000          0.993              --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.132          1.245              --
                                                       2005      1.093          1.132              --
                                                       2004      1.032          1.093              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.203          1.293              --
                                                       2005      1.192          1.203              --
                                                       2004      1.089          1.192              --
                                                       2003      1.000          1.089              --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.051          1.065              --
                                                       2005      1.040          1.051              --
                                                       2004      1.017          1.040              --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.228          1.228              --
                                                       2005      1.212          1.228              --
                                                       2004      1.129          1.212              --
                                                       2003      1.000          1.129              --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.545          1.887              --
                                                       2005      1.388          1.545              --
                                                       2004      1.207          1.388              --
                                                       2003      1.000          1.207              --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.321          1.393              --
                                                       2005      1.211          1.321              --
                                                       2004      1.117          1.211              --
                                                       2003      1.000          1.117              --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.269          1.246              --
                                                       2005      1.213          1.269              --
                                                       2004      1.107          1.213              --
                                                       2003      1.000          1.107              --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.142          1.258              --
                                                       2005      1.036          1.142              --
                                                       2004      1.000          1.036              --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.231          1.382           2,296
                                                       2005      1.241          1.231           2,298
                                                       2004      1.160          1.241              --
                                                       2003      1.000          1.160              --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.410          1.545              --
                                                       2005      1.276          1.410              --
                                                       2004      1.172          1.276              --
                                                       2003      1.000          1.172              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.245          1.275              --
                                                       2005      1.283          1.245           2,233
                                                       2004      1.119          1.283              --
                                                       2003      1.000          1.119              --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.316          1.420              --
                                                       2005      1.175          1.316              --
                                                       2004      1.162          1.175              --
                                                       2003      1.000          1.162              --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.102          1.194              --
                                                       2005      1.074          1.102              --
                                                       2004      1.019          1.074              --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.969          0.986              --
                                                       2005      0.969          0.969              --
                                                       2004      0.988          0.969              --
                                                       2003      1.000          0.988              --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.093          1.110              --
                                                       2005      1.173          1.093              --
                                                       2004      1.191          1.173              --
                                                       2003      1.000          1.191              --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.271          1.300              --
                                                       2005      1.219          1.271              --
                                                       2004      1.130          1.219              --
                                                       2003      1.000          1.130              --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.033          1.097              --
                                                       2005      1.038          1.033              --
                                                       2004      0.982          1.038              --
                                                       2003      1.000          0.982              --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.211          1.188              --
                                                       2005      1.201          1.211              --
                                                       2004      1.213          1.201              --
                                                       2003      1.000          1.213              --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.125          1.341              --
                                                       2005      1.053          1.125           2,735
                                                       2004      1.000          1.053              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.419          1.472              --
                                                       2005      1.307          1.419              --
                                                       2004      1.210          1.307              --
                                                       2003      1.000          1.210              --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.066              --




                         SEPARATE ACCOUNT CHARGES 2.45%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.473          1.804             --
                                                       2005      1.292          1.473             --
                                                       2004      1.072          1.292             --
                                                       2003      1.000          1.072             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.110          1.113             --
                                                       2005      1.052          1.110             --
                                                       2004      1.034          1.052             --
                                                       2003      1.000          1.034             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.196          1.388             --
                                                       2005      1.073          1.196             --
                                                       2004      1.019          1.073             --
                                                       2003      1.000          1.019             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      1.587          2.052             --
                                                       2005      1.271          1.587             --
                                                       2004      1.043          1.271             --
                                                       2003      1.000          1.043             --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.346          1.487             --
                                                       2005      1.188          1.346             --
                                                       2004      1.032          1.188             --
                                                       2003      0.968          1.032             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.219          1.281             --
                                                       2005      1.147          1.219             --
                                                       2004      1.029          1.147             --
                                                       2003      1.000          1.029             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.088          1.157             --
                                                       2005      1.079          1.088             --
                                                       2004      1.044          1.079             --
                                                       2003      1.024          1.044             --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.004          1.129             --
                                                       2005      1.000          1.004             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.447          1.936             --
                                                       2005      1.332          1.447             --
                                                       2004      1.044          1.332             --
                                                       2003      1.000          1.044             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.993          1.011             --
                                                       2005      1.000          0.993             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.159          1.223             --
                                                       2005      1.094          1.159             --
                                                       2004      1.043          1.094             --
                                                       2003      1.000          1.043             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.481          1.761             --
                                                       2005      1.285          1.481             --
                                                       2004      1.070          1.285             --
                                                       2003      1.000          1.070             --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.166          1.289             --
                                                       2005      1.130          1.166             --
                                                       2004      1.055          1.130             --
                                                       2003      1.000          1.055             --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.224          1.263             --
                                                       2005      1.161          1.224             --
                                                       2004      1.089          1.161             --
                                                       2003      1.000          1.089             --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.391          1.703             --
                                                       2005      1.232          1.391             --
                                                       2004      1.086          1.232             --
                                                       2003      1.000          1.086             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.093          1.139             --
                                                       2005      1.125          1.093             --
                                                       2004      1.034          1.125             --
                                                       2003      1.000          1.034             --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.086          1.163             --
                                                       2005      1.071          1.086             --
                                                       2004      1.032          1.071             --
                                                       2003      1.000          1.032             --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.278          1.436             --
                                                       2005      1.194          1.278             --
                                                       2004      1.058          1.194             --
                                                       2003      1.000          1.058             --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.076          1.142             --
                                                       2005      1.056          1.076             --
                                                       2004      1.020          1.056             --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      1.026          1.040             --
                                                       2005      1.032          1.026             --
                                                       2004      1.016          1.032             --
                                                       2003      1.000          1.016             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.233          1.376             --
                                                       2005      1.157          1.233             --
                                                       2004      1.064          1.157             --
                                                       2003      1.000          1.064             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.242          1.433             --
                                                       2005      1.184          1.242             --
                                                       2004      1.068          1.184             --
                                                       2003      1.000          1.068             --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.390          1.690             --
                                                       2005      1.298          1.390             --
                                                       2004      1.059          1.298             --
                                                       2003      1.000          1.059             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.437          1.818             --
                                                       2005      1.202          1.437             --
                                                       2004      1.078          1.202             --
                                                       2003      1.000          1.078             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      1.015          1.028             --
                                                       2005      1.017          1.015             --
                                                       2004      1.009          1.017             --
                                                       2003      1.000          1.009             --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.131          1.243             --
                                                       2005      1.093          1.131             --
                                                       2004      1.032          1.093             --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.142          1.227             --
                                                       2005      1.132          1.142             --
                                                       2004      1.035          1.132             --
                                                       2003      1.000          1.035             --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.050          1.064             --
                                                       2005      1.039          1.050             --
                                                       2004      1.017          1.039             --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.151          1.151             --
                                                       2005      1.137          1.151             --
                                                       2004      1.059          1.137             --
                                                       2003      1.000          1.059             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.391          1.698             --
                                                       2005      1.251          1.391             --
                                                       2004      1.088          1.251             --
                                                       2003      1.000          1.088             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.248          1.315             --
                                                       2005      1.145          1.248             --
                                                       2004      1.056          1.145             --
                                                       2003      1.000          1.056             --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.195          1.173             --
                                                       2005      1.143          1.195             --
                                                       2004      1.044          1.143             --
                                                       2003      1.000          1.044             --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.141          1.257             --
                                                       2005      1.036          1.141             --
                                                       2004      1.000          1.036             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.132          1.270             --
                                                       2005      1.142          1.132             --
                                                       2004      1.067          1.142             --
                                                       2003      1.000          1.067             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.235          1.353             --
                                                       2005      1.118          1.235             --
                                                       2004      1.028          1.118             --
                                                       2003      1.000          1.028             --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.188          1.216             --
                                                       2005      1.224          1.188             --
                                                       2004      1.069          1.224             --
                                                       2003      1.000          1.069             --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.152          1.243             --
                                                       2005      1.029          1.152             --
                                                       2004      1.018          1.029             --
                                                       2003      1.000          1.018             --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.101          1.192             --
                                                       2005      1.074          1.101             --
                                                       2004      1.019          1.074             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.977          0.994             --
                                                       2005      0.978          0.977             --
                                                       2004      0.997          0.978             --
                                                       2003      1.000          0.997             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.938          0.951             --
                                                       2005      1.006          0.938             --
                                                       2004      1.022          1.006             --
                                                       2003      1.000          1.022             --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.132          1.157             --
                                                       2005      1.087          1.132             --
                                                       2004      1.007          1.087             --
                                                       2003      1.000          1.007             --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.084          1.150             --
                                                       2005      1.090          1.084             --
                                                       2004      1.032          1.090             --
                                                       2003      1.000          1.032             --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.018          0.997             --
                                                       2005      1.010          1.018             --
                                                       2004      1.020          1.010             --
                                                       2003      1.000          1.020             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.124          1.340             --
                                                       2005      1.053          1.124             --
                                                       2004      1.000          1.053             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.190          1.233             --
                                                       2005      1.096          1.190             --
                                                       2004      1.015          1.096             --
                                                       2003      1.000          1.015             --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.065             --




                         SEPARATE ACCOUNT CHARGES 2.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.460          1.787               --
                                                       2005      1.281          1.460               --
                                                       2004      1.063          1.281               --
                                                       2003      0.975          1.063               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.136          1.139               --
                                                       2005      1.077          1.136               --
                                                       2004      1.059          1.077               --
                                                       2003      1.010          1.059               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.310          1.520               --
                                                       2005      1.176          1.310               --
                                                       2004      1.118          1.176               --
                                                       2003      1.070          1.118               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      2.000          2.585               --
                                                       2005      1.603          2.000               --
                                                       2004      1.315          1.603               --
                                                       2003      1.187          1.315               --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.609          1.777               --
                                                       2005      1.420          1.609               --
                                                       2004      1.234          1.420               --
                                                       2003      1.158          1.234               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.383          1.452            8,618
                                                       2005      1.301          1.383            8,104
                                                       2004      1.168          1.301            6,281
                                                       2003      1.045          1.168            2,807

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.169          1.242               --
                                                       2005      1.159          1.169               --
                                                       2004      1.122          1.159               --
                                                       2003      1.100          1.122               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.004          1.129            3,690
                                                       2005      1.000          1.004            3,693

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.606          2.149            2,432
                                                       2005      1.479          1.606            2,826
                                                       2004      1.160          1.479            1,925
                                                       2003      1.013          1.160               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.993          1.010               --
                                                       2005      1.000          0.993               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.234          1.302            3,741
                                                       2005      1.166          1.234               --
                                                       2004      1.112          1.166               --
                                                       2003      1.014          1.112               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.728          2.054            5,273
                                                       2005      1.500          1.728            5,578
                                                       2004      1.249          1.500            3,790
                                                       2003      1.023          1.249               --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.241          1.371               --
                                                       2005      1.204          1.241               --
                                                       2004      1.124          1.204               --
                                                       2003      1.017          1.124               --

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.256          1.296           10,393
                                                       2005      1.192          1.256            9,995
                                                       2004      1.119          1.192            8,711
                                                       2003      1.016          1.119            6,307

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI International Subaccount (Class B) (7/03).....  2006      1.511          1.849            4,140
                                                       2005      1.339          1.511            4,413
                                                       2004      1.181          1.339            2,971
                                                       2003      0.988          1.181               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.189          1.238               --
                                                       2005      1.225          1.189            3,887
                                                       2004      1.126          1.225            2,301
                                                       2003      1.026          1.126               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.114          1.194            4,672
                                                       2005      1.099          1.114            4,676
                                                       2004      1.060          1.099            4,680
                                                       2003      0.997          1.060            4,681

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.389          1.561           14,664
                                                       2005      1.298          1.389           14,317
                                                       2004      1.152          1.298           10,871
                                                       2003      1.014          1.152            4,410

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.075          1.141           18,198
                                                       2005      1.056          1.075           17,979
                                                       2004      1.020          1.056               --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      0.994          1.007            6,574
                                                       2005      1.000          0.994            6,579
                                                       2004      0.985          1.000            6,585
                                                       2003      0.993          0.985            6,586

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.336          1.491            3,332
                                                       2005      1.254          1.336            3,336
                                                       2004      1.154          1.254            3,347
                                                       2003      1.004          1.154            3,351

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.347          1.553           10,427
                                                       2005      1.284          1.347            6,944
                                                       2004      1.159          1.284            4,423
                                                       2003      1.031          1.159               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.627          1.977            5,349
                                                       2005      1.519          1.627            5,589
                                                       2004      1.241          1.519            3,686
                                                       2003      1.038          1.241               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.568          1.982            5,465
                                                       2005      1.312          1.568            6,041
                                                       2004      1.177          1.312            4,291
                                                       2003      1.031          1.177               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      0.998          1.010            6,509
                                                       2005      1.000          0.998            6,515
                                                       2004      0.992          1.000            6,520
                                                       2003      0.997          0.992            6,522

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.130          1.242               --
                                                       2005      1.093          1.130               --
                                                       2004      1.032          1.093               --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.200          1.289            4,398
                                                       2005      1.190          1.200            4,403
                                                       2004      1.088          1.190            4,418
                                                       2003      1.010          1.088            4,423

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.049          1.063               --
                                                       2005      1.039          1.049               --
                                                       2004      1.017          1.039               --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.225          1.225               --
                                                       2005      1.211          1.225               --
                                                       2004      1.129          1.211            3,016
                                                       2003      1.059          1.129            3,017

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.541          1.880               --
                                                       2005      1.386          1.541               --
                                                       2004      1.206          1.386               --
                                                       2003      0.994          1.206               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.318          1.388               --
                                                       2005      1.209          1.318               --
                                                       2004      1.116          1.209               --
                                                       2003      1.001          1.116               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.266          1.242               --
                                                       2005      1.211          1.266               --
                                                       2004      1.107          1.211               --
                                                       2003      1.058          1.107               --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.141          1.255               --
                                                       2005      1.036          1.141               --
                                                       2004      1.000          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.228          1.377            7,795
                                                       2005      1.239          1.228            7,407
                                                       2004      1.159          1.239            4,513
                                                       2003      1.013          1.159               --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.407          1.540               --
                                                       2005      1.274          1.407               --
                                                       2004      1.172          1.274               --
                                                       2003      1.070          1.172               --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.242          1.271               --
                                                       2005      1.281          1.242               --
                                                       2004      1.119          1.281               --
                                                       2003      1.024          1.119               --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.312          1.415            2,127
                                                       2005      1.173          1.312            2,129
                                                       2004      1.161          1.173            2,137
                                                       2003      1.033          1.161            2,171

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.101          1.191           53,019
                                                       2005      1.074          1.101           53,232
                                                       2004      1.019          1.074               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.967          0.983               --
                                                       2005      0.968          0.967               --
                                                       2004      0.987          0.968               --
                                                       2003      0.997          0.987               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.090          1.106               --
                                                       2005      1.171          1.090            4,431
                                                       2004      1.190          1.171            4,446
                                                       2003      1.008          1.190            4,452

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.267          1.295               --
                                                       2005      1.217          1.267               --
                                                       2004      1.129          1.217               --
                                                       2003      1.015          1.129               --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.031          1.093               --
                                                       2005      1.037          1.031               --
                                                       2004      0.982          1.037               --
                                                       2003      0.984          0.982               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.208          1.184            4,421
                                                       2005      1.199          1.208            3,730
                                                       2004      1.212          1.199            2,336
                                                       2003      1.007          1.212               --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.123          1.339               --
                                                       2005      1.053          1.123               --
                                                       2004      1.000          1.053               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.416          1.467            4,346
                                                       2005      1.305          1.416            4,351
                                                       2004      1.209          1.305            4,366
                                                       2003      1.026          1.209            4,372

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.065               --




                         SEPARATE ACCOUNT CHARGES 2.60%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (9/03)...............  2006      1.456          1.780             --
                                                       2005      1.279          1.456             --
                                                       2004      1.063          1.279             --
                                                       2003      1.000          1.063             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (7/03).............................................  2006      1.133          1.136             --
                                                       2005      1.075          1.133             --
                                                       2004      1.059          1.075             --
                                                       2003      1.000          1.059             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (9/03)..........................................  2006      1.306          1.514             --
                                                       2005      1.174          1.306             --
                                                       2004      1.117          1.174             --
                                                       2003      1.000          1.117             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (9/03).............................................  2006      1.995          2.576             --
                                                       2005      1.600          1.995             --
                                                       2004      1.315          1.600             --
                                                       2003      1.000          1.315             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)............................................  2006      1.605          1.770             --
                                                       2005      1.418          1.605             --
                                                       2004      1.234          1.418             --
                                                       2003      1.000          1.234             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03).............................................  2006      1.379          1.447             --
                                                       2005      1.299          1.379             --
                                                       2004      1.167          1.299             --
                                                       2003      1.000          1.167             --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (12/03)...........................  2006      1.166          1.238             --
                                                       2005      1.158          1.166             --
                                                       2004      1.121          1.158             --
                                                       2003      1.000          1.121             --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.004          1.127             --
                                                       2005      1.000          1.004             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (7/03)...................................  2006      1.602          2.141             --
                                                       2005      1.477          1.602             --
                                                       2004      1.160          1.477             --
                                                       2003      1.000          1.160             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (1/70)..............  2006      0.992          1.009             --
                                                       2005      1.000          0.992             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.231          1.298             --
                                                       2005      1.164          1.231             --
                                                       2004      1.111          1.164             --
                                                       2003      1.000          1.111             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.723          2.047             --
                                                       2005      1.498          1.723             --
                                                       2004      1.249          1.498             --
                                                       2003      1.000          1.249             --

  DWSI Growth & Income Subaccount (Class B) (8/03)...  2006      1.238          1.367             --
                                                       2005      1.202          1.238             --
                                                       2004      1.123          1.202             --
                                                       2003      1.000          1.123             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Health Care Subaccount (Class B) (7/03).......  2006      1.253          1.292             --
                                                       2005      1.190          1.253             --
                                                       2004      1.119          1.190             --
                                                       2003      1.000          1.119             --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.507          1.843             --
                                                       2005      1.337          1.507             --
                                                       2004      1.180          1.337             --
                                                       2003      1.000          1.180             --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (9/03)..........................................  2006      1.186          1.234             --
                                                       2005      1.223          1.186             --
                                                       2004      1.125          1.223             --
                                                       2003      1.000          1.125             --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.111          1.189             --
                                                       2005      1.098          1.111             --
                                                       2004      1.059          1.098             --
                                                       2003      1.000          1.059             --

  DWSII Blue Chip Subaccount (Class B) (7/03)........  2006      1.386          1.555             --
                                                       2005      1.296          1.386             --
                                                       2004      1.151          1.296             --
                                                       2003      1.000          1.151             --

  DWSII Conservative Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.074          1.138             --
                                                       2005      1.056          1.074             --
                                                       2004      1.019          1.056             --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03).............................................  2006      0.991          1.003             --
                                                       2005      0.999          0.991             --
                                                       2004      0.985          0.999             --
                                                       2003      1.000          0.985             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.333          1.485             --
                                                       2005      1.252          1.333             --
                                                       2004      1.154          1.252             --
                                                       2003      1.000          1.154             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.344          1.548             --
                                                       2005      1.282          1.344             --
                                                       2004      1.158          1.282             --
                                                       2003      1.000          1.158             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.622          1.970             --
                                                       2005      1.517          1.622             --
                                                       2004      1.240          1.517             --
                                                       2003      1.000          1.240             --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.564          1.975             --
                                                       2005      1.310          1.564             --
                                                       2004      1.176          1.310             --
                                                       2003      1.000          1.176             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03)...................................  2006      0.995          1.006             --
                                                       2005      0.999          0.995             --
                                                       2004      0.992          0.999             --
                                                       2003      1.000          0.992             --

  DWSII Growth Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.128          1.239             --
                                                       2005      1.092          1.128             --
                                                       2004      1.031          1.092             --

  DWSII High Income Subaccount (Class B) (7/03)......  2006      1.197          1.284             --
                                                       2005      1.188          1.197             --
                                                       2004      1.088          1.188             --
                                                       2003      1.000          1.088             --

  DWSII Income Allocation Subaccount (Class B)
  (10/04)............................................  2006      1.048          1.060             --
                                                       2005      1.039          1.048             --
                                                       2004      1.016          1.039             --

  DWSII Index 500 Subaccount (Class B) (10/03).......  2006      1.223          1.223             --
                                                       2005      1.209          1.223             --
                                                       2004      1.128          1.209             --
                                                       2003      1.000          1.128             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.537          1.873             --
                                                       2005      1.384          1.537             --
                                                       2004      1.205          1.384             --
                                                       2003      1.000          1.205             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03).............................................  2006      1.314          1.383             --
                                                       2005      1.207          1.314             --
                                                       2004      1.115          1.207             --
                                                       2003      1.000          1.115             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (10/03).........................................  2006      1.262          1.238             --
                                                       2005      1.209          1.262             --
                                                       2004      1.106          1.209             --
                                                       2003      1.000          1.106             --

  DWSII Large Cap Core Subaccount (Class B) (11/04)..  2006      1.140          1.253             --
                                                       2005      1.036          1.140             --
                                                       2004      1.000          1.036             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.225          1.372             --
                                                       2005      1.237          1.225             --
                                                       2004      1.158          1.237             --
                                                       2003      1.000          1.158             --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (9/03)...................................  2006      1.403          1.535             --
                                                       2005      1.272          1.403             --
                                                       2004      1.171          1.272             --
                                                       2003      1.000          1.171             --

  DWSII MFS Strategic Value Subaccount (Class B)
  (7/03).............................................  2006      1.239          1.267             --
                                                       2005      1.279          1.239             --
                                                       2004      1.118          1.279             --
                                                       2003      1.000          1.118             --

  DWSII Mid Cap Growth Subaccount (Class B) (7/03)...  2006      1.309          1.410             --
                                                       2005      1.172          1.309             --
                                                       2004      1.161          1.172             --
                                                       2003      1.000          1.161             --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.099          1.188             --
                                                       2005      1.074          1.099             --
                                                       2004      1.019          1.074             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.964          0.979             --
                                                       2005      0.966          0.964             --
                                                       2004      0.987          0.966             --
                                                       2003      1.000          0.987             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.088          1.102             --
                                                       2005      1.169          1.088             --
                                                       2004      1.189          1.169             --
                                                       2003      1.000          1.189             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.264          1.291             --
                                                       2005      1.215          1.264             --
                                                       2004      1.128          1.215             --
                                                       2003      1.000          1.128             --

  DWSII Strategic Income Subaccount (Class B)
  (7/03).............................................  2006      1.028          1.090             --
                                                       2005      1.035          1.028             --
                                                       2004      0.981          1.035             --
                                                       2003      1.000          0.981             --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.205          1.179             --
                                                       2005      1.198          1.205             --
                                                       2004      1.211          1.198             --
                                                       2003      1.000          1.211             --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (11/04)............................................  2006      1.122          1.336             --
                                                       2005      1.053          1.122             --
                                                       2004      1.000          1.053             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.412          1.461             --
                                                       2005      1.303          1.412             --
                                                       2004      1.208          1.303             --
                                                       2003      1.000          1.208             --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (1/70)...  2006      1.000          1.064             --




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 04/29/2005, Scudder Variable Series I-21st Century Growth Portfolio merged into Scudder Variable Series II-Scudder Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-Scudder Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Eagle Focused Large Cap Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Focused Vale and Growth Portfolio merged into Scudder Variable Series I-Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 09/19/2005, Scudder Variable Series II-SVS Index 500 Portfolio merged into Scudder Investments VIT Funds-Scudder VIT Equity Index 500 Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, The Alger American Fund-Alger American Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Dreman Financial Services VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Income Allocation VIP merged into DWS Variable Series II-DWS Conservative Allocation VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS MFS(R) Strategic Value VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Janus Growth Opportunities VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Legg Mason Aggressive Growth VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Mercury Large Cap Core VIP merged into DWS Variable Series I-DWS Growth & Income VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Oak Strategic Equity VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Templeton Foreign Value VIP merged into DWS Variable Series I-DWS International VIP and is no longer available as a funding option.

                           PORTFOLIO ARCHITECT ACCESS
                                 VINTAGE ACCESS
                            SCUDDER ADVOCATE ADVISOR
                          SCUDDER ADVOCATE ADVISOR-ST1

                       STATEMENT OF ADDITIONAL INFORMATION

    METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE
                                  ACCOUNT 2002

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415

MLAC-Book-67-68-77-89                                    December 7, 2007

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS


(a) The financial statements of the Registrant and the report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include:


     (1)  Statement of Assets and Liabilities as of December 31, 2007

     (2)  Statement of Operations for the year ended December 31, 2007

     (3) Statement of Changes in Net Assets for the years ended December 31, 2007 and 2006

     (4)  Notes to Financial Statements


The consolidated financial statements and schedules of MetLife Insurance Company of Connecticut and subsidiaries and the report of Independent Registered Public Accounting Firm, are contained in the Statement of Additional Information. The consolidated financial statements of MetLife Insurance Company of Connecticut and subsidiaries include:


     (1)  Consolidated Balance Sheets as of December 31, 2007 and 2006

     (2) Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

     (3) Consolidated Statements of Stockholder's Equity for the years ended December 31, 2007, 2006 and 2005

     (4) Consolidated Statements of Cash Flows for the year ended December 31, 2007, 2006 and 2005

     (5)  Notes to Consolidated Financial Statements

     (6)  Financial Statement Schedules

(b)  EXHIBITS


EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
1(a).     Resolution of The Travelers Insurance Company Board of Directors authorizing the establishment of the Registrant. (Incorporated herein by reference to
          Exhibit 1 to Travelers Fund ABD for Variable Annuities' Registration Statement
          on Form N-4, File Nos. 033-65343/811-07465, filed December 22, 1995.)

1(b).     Resolution of Board of Directors of MetLife Insurance Company of Connecticut
          (including Agreement and Plan of Merger) (Incorporated herein by reference to
          Exhibit 1(b) to MetLife Life and Annuity Company of CT Variable Annuity
          Separate Account 2002 for Variable Annuities' Registration Statement on Form
          N-4, File Nos. 333-147907/811-21221, filed December 7, 2007.)

1(c).     Resolution of The MetLife Insurance Company of Connecticut Board of Directors,
          dated March 24, 2008, authorizing the combining of MetLife Life and Annuity
          Company of CT Variable Annuity Separate Account 2002 for Variable Annuities
          into MetLife of CT Separate Account Eleven for Variable Annuities. (Filed
          herewith.)

2.        Not Applicable.

3(a).     Form of Distribution and Principal Underwriting Agreement among the
          Registrant, MetLife Insurance Company of Connecticut and MetLife Investors
          Distribution Company. (Filed herewith.)

3(b).     Agreement and Plan of Merger (10-26-06) (MLIDLLC into MLIDC). (Incorporated herein by reference to Exhibit 3(c) to Post-Effective Amendment No. 16 to
          MetLife of CT Fund ABD II for Variable Annuities to the Registration Statement
          on Form N-4, File No. 033-65339/811-07463, filed April 6, 2007.)

3(c).     Master Retail Sales Agreement (MLIDC). (Incorporated herein by reference to
          Exhibit 3(d) to Post-Effective Amendment No. 16 to MetLife of CT Fund ABD II
          for Variable Annuities to the Registration Statement on Form N-4, File No.
          033-65339/811-07463, filed April 6, 2007.)


EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
3(d).     Services Agreement between MetLife Investors Distribution Company and MetLife
          Insurance Company of Connecticut and Amendment No. 1 to Services Agreement.
          (Incorporated herein by reference to Exhibit 3(e) to the Post-Effective
          Amendment No. 15 to MetLife of CT Fund BD for Variable Annuities' Registration
          Statement on Form N-4, File Nos. 033-73466/811-08242, filed April 7, 2008.)

4(a).     Form of Variable Annuity Contract. (Incorporated herein by reference to
          Exhibit 4 to the Registration Statement on Form N-4, file No. 333-100434, filed October 9, 2002.)

4(b).     Form of Guaranteed Minimum Withdrawal Rider. (Incorporated herein by reference to Exhibit 4 to Post-Effective Amendment No. 4 to the Registration Statement
          on Form N-4, file No. 333-101778, filed November 19, 2004.)

4(c).     Company Name Change Endorsement The Travelers Life and Annuity Company
          effective May 1, 2006. (Incorporated herein by reference to Exhibit 4(c) to
          Post-Effective Amendment No. 14 to The Travelers Fund ABD II for Variable
          Annuities Registration Statement on Form N-4, File No. 033-65339, filed on
          April 7, 2006.)

4(d).     Merger Endorsement (6-E48-07) (December 7, 2007) (Incorporated herein by reference to Exhibit 4(d) to MetLife Life and Annuity Company of CT Variable
          Annuity Separate Account 2002 for Variable Annuities' Registration Statement
          on Form N-4, File Nos. 333-147907/811-21221, filed December 7, 2007.)

5(a).     Form of Variable Annuity Application. (Incorporated herein by reference to
          Exhibit 5 to the Registration Statement on Form N-4, File No. 333-100434,
          filed February 28, 2003.)

5(b).     Form of Variable Annuity Application. (Incorporated herein by reference to
          Exhibit 5 to Post-Effective Amendment No. 14 to The Travelers Fund ABD for
          Variable Annuities to the Registration Statement on Form N-4, File No. 033-
          65343, filed April 6, 2006.)

6(a).     Charter of The Travelers Insurance Company, as amended on October 19, 1994.
          (Incorporated herein by reference to Exhibit 3(a)(i) to the Registration
          Statement on Form S-2, File No. 033-58677, filed via Edgar April 18, 1995.)

6(b).     By-Laws of The Travelers Insurance Company, as amended on October 20, 1994.
          (Incorporated herein by reference to Exhibit 3(b)(i) to the Registration
          Statement on Form S-2, File No. 033-58677, filed via Edgar on April 18, 1995.)

6(c).     Certificate of Amendment of the Charter as Amended and Restated of The
          Travelers Insurance Company effective May 1, 2006. (Incorporated herein by reference to Exhibit 6(c) to Post-Effective Amendment No. 14 to The Travelers
          Fund ABD for Variable Annuities Registration Statement on Form N-4, File No.
          033-65343, filed April 6, 2006.)

6(d).     Certificate of Correction of MetLife Insurance Company of Connecticut.
          (Incorporated herein by reference to Exhibit 6(d) to Post-Effective No. 11 to
          MetLife of CT Separate Account Nine for Variable Annuities' Registration
          Statement on Form N-4, File Nos. 333-65926/811-09411, filed on October 31,
          2007.)

7.        Specimen Reinsurance Agreement. (Incorporated herein by reference to Exhibit 7 to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4,
          File No. 333-65942, filed April 15, 2003.)

8(a).     Form of Participation Agreement. (Incorporated herein by reference to Exhibit
          8 to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4,
          File No. 333-101778, filed April 21, 2005.)

8(b).     Participation Agreement Among Metropolitan Series Fund, Inc., MetLife
          Advisers, LLC, MetLife Investors Distribution Company and MetLife Insurance
          Company of Connecticut (effective August 31, 2007). (Incorporated herein by reference to Exhibit 6(d) to Post-Effective No. 11 to MetLife of CT Separate
          Account Nine for Variable Annuities' Registration Statement on Form N-4, File
          Nos. 333-65926/811-09411, filed on October 31, 2007.)

8(c).     Participation Agreement Among Met Investors Series Trust, Met Investors
          Advisory, LLC, MetLife Investors Distribution Company, The Travelers Insurance
          Company and The Travelers Life and Annuity Company effective November 1, 2005.
          (Incorporated herein by reference to Exhibit 8(c) to Post-Effective Amendment
          No. 14 to The Travelers Fund ABD for Variable Annuities Registration Statement
          on Form N-4, File No. 033-65343, filed April 6, 2006.)

9.        Opinion of Counsel as to the legality of securities being registered. (Filed herewith.)

10.       Consent of Deloitte & Touche LLP, Independent Registered Public Accounting
          Firm. (Filed herewith.)

11.       Not applicable.


EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
12.       Not applicable.

13.       Powers of Attorney authorizing Michele H. Abate, John E. Connolly, Jr., James
          L. Lipscomb, Gina C. Sandonato, Myra L. Saul, Paul G. Cellupica and Marie C.
          Swift to act as signatory for Michael K. Farrell, William J. Mullaney, Lisa M.
          Weber, Stanley J. Talbi, and Joseph J. Prochaska, Jr. (Filed herewith.)



ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:

    MetLife Insurance Company of Connecticut
    1300 Hall Boulevard
    Bloomfield, CT 06002-2910


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ----------------------------------------------------------------
Michael K. Farrell           Director and President
10 Park Avenue
Morristown, NJ 07962

William J. Mullaney          Director
1 Metlife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Lisa M. Weber                Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven A. Kandarian          Executive Vice President and Chief Investment Officer
10 Park Avenue
Morristown, NJ 07962

James L. Lipscomb            Executive Vice President and General Counsel
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Joseph J. Prochaska, Jr.     Executive Vice President and Chief Accounting Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Stanley J. Talbi             Executive Vice President and Chief Financial Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Gwenn L. Carr                Senior Vice President and Secretary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Eric T. Steigerwalt          Senior Vice President and Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

William D. Cammarata         Senior Vice President
18210 Crane Nest Drive
Tampa, FL 33647


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ----------------------------------------------------------------
Elizabeth M. Forget          Senior Vice President
260 Madison Ave
New York, NY 10016

Gene L. Lunman               Senior Vice President
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Roberto Baron                Vice President and Senior Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

S. Peter Headley             Vice President and Assistant Secretary
8717 W. 100(th) Street
Suite 700
Overland Park, KS 62210

Daniel D. Jordan             Vice President and Assistant Secretary
501 Boylston Street
Boston, MA 02116

Bennett D. Kleinberg         Vice President and Actuary
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Christopher A. Kremer        Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Paul L. LeClair              Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Jonathan L. Rosenthal        Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Patrick D. Studley           Vice President and Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey N. Altman            Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven J. Brash              Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Herbert B. Brown             Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Vincent Cirulli              Vice President
10 Park Avenue
Morristown, NJ 07962

Deirdre E. Curran            Vice President
300 Davidson Ave.
Somerset, NJ 08873


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ----------------------------------------------------------------
James R. Dingler             Vice President
10 Park Avenue
Morristown, NJ 07962

Judith A. Gulotta            Vice President
10 Park Avenue
Morristown, NJ 07962

Gregory M. Harrison          Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

C. Scott Inglis              Vice President
10 Park Avenue
Morristown, NJ 07962

James W. Koeger              Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Joseph J. Massimo            Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Daniel A. O'Neill            Vice President
8717 W. 110(th) Street
Suite 700
Overland Park, KS 62210

Mark S. Reilly               Vice President and Illustration Actuary
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Mark J. Remington            Vice President
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Ragai A. Roushdy             Vice President
10 Park Avenue
Morristown, NJ 07962

Kevin M. Thorwarth           Vice President
10 Park Avenue
Morristown, NJ 07962

Mark. H. Wilsmann            Vice President
10 Park Avenue
Morristown, NJ 07962



ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Depositor is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF SEPTEMBER 30, 2008

The following is a list of subsidiaries of MetLife, Inc. updated as of September 30, 2008. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Vermont (VT)

      5.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99913% is owned by MetLife International Holdings, Inc. and 0.00087% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Participacoes Ltda.(Portugal) - 99% is owned by MetLife International Holdings, Inc. and 1% is owned by Natiloportem Holdings, Inc.


      6. MetLife Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.


      7. MetLife Insurance Company of Korea Limited (South Korea)- 14.64% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 85.36% is owned by Metlife International Holdings, Inc.


      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14.   MetLife Insurance S.A./NV (Belgium)

      15.   MetLife Services Limited (United Kingdom)

      16.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      17. MetLife Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      18. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      19. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by MetLife Seguros de Retiro SA.


      20.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      20.   Bond Trust Account A (MA)

      21.   MetLife Investments Asia Limited (Hong Kong).

      22. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      23. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      24.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

      25.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

      26.   Corporate Real Estate Holdings, LLC (DE)

      27. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      28.   MetLife Tower Resources Group, Inc. (DE)

      29.   Headland - Pacific Palisades, LLC (CA)

      30. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      31.   Krisman, Inc. (MO)

      32.   Special Multi-Asset Receivables Trust (DE)

      33.   White Oak Royalty Company (OK)

      34.   500 Grant Street GP LLC (DE)

      35. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      36.   MetLife Canada/MetVie Canada (Canada)

      37.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      38.   Euro CL Investments LLC (DE)

      39.   MEX DF Properties, LLC (DE)

      40. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      41.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      42.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      43.   MLIC Asset Holdings, LLC (DE)

      44.   85 Brood Street LLC (CT)

      45.   575 Fifth Avenue LLC (DE)


V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X.    MetLife Capital Trust IV (DE)


Y.    MetLife Insurance Company of Connecticut (CT)

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Investments Highland Park, LLC (DE)

      5.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      6.    MetLife Canadian Property Ventures LLC (NY)

      7.    Euro TI Investments LLC (DE)

      8.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      9. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      10.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      11.   TIC European Real Estate LP, LLC (DE)

      12.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      13.   Travelers International Investments Ltd. (Cayman Islands)

      14.   Euro TL Investments LLC (DE)

      15.   Corrigan TLP LLC (DE)

      16.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      17. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      18.   Tribeca Distressed Securities, L.L.C. (DE)

      19.   MetLife Investors USA Insurance Comapny (DE)


Z.    MetLife Reinsurance Company of South Carolina (SC)

AA.   MetLife Investment Advisors Company, LLC (DE)

BB.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

CC.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)


           (ii) MetLife Global Operations Support Center Private Limited - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


DD.   SafeGuard Health Enterprises, Inc. (DE)

      1.   SafeGuard Dental Services, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

EE.   MetLife Capital Trust X (DE)

FF.   Cova Life Management Company (DE)

GG.   MetLife Reinsurance Company of Charleston (SC)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 27. NUMBER OF CONTRACT OWNERS


As of October 31, 2008, there were 46 qualified contracts and 148 non-qualified contracts of Vintage Access; there were 29 qualified contracts and 199 non-qualified contracts of Portfolio Architect Access; there were 14 qualified contracts and 33 non-qualified contracts of Scudder Advocate Advisor; and there was 1 qualified contract and 2 non-qualified contracts of Scudder Advocate Advisor ST-1 offered by the Registrant.


ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a)  MetLife Investors Distribution Company
     5 Park Plaza, Suite 1900
     Irvine, CA 92614

MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies (other than the Registrant):

MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance,
MetLife of CT Fund UL III for Variable Life Insurance
Metropolitan Life Variable Annuity Separate Account I
Metropolitan Life Variable Annuity Separate Account II
Met Investors Series Trust
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Annuity Account Five
MetLife Investors Variable Life Account One
MetLife Investors Variable Life Account Five
MetLife Investors USA Separate Account A
MetLife Investors USA Variable Life Account A
First MetLife Investors Variable Annuity Account One
General American Separate Account Eleven
General American Separate Account Twenty-Eight
General American Separate Account Twenty-Nine
General American Separate Account Two
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Metropolitan Tower Life Separate Account One
Metropolitan Tower Life Separate Account Two
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund, Inc.

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are officers and managers of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ----------------------------------------------------------------
Michael K. Farrell           Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham             Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta           Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul A. Sylvester            President, National Sales Manager- Annuities & LTC
10 Park Avenue
Morristown, NJ 07962


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ----------------------------------------------------------------
Elizabeth M. Forget          Executive Vice President, Investment Fund Management & Marketing
260 Madison Avenue
New York, NY 10016

Paul A. LaPiana              Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614

Richard C. Pearson           Executive Vice President, General Counsel and Secretary
5 Park Plaza
Suite 1900
Irvine, CA 92614

Andrew Aiello                Senior Vice President, Channel Head-National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614

Jeffrey A. Barker            Senior Vice President, Channel Head-Independent Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers           Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

Myrna F. Solomon             Senior Vice President, Channel Head-Banks
501 Boylston Street
Boston, MA 02116

Leslie Sutherland            Senior Vice President, Channel Head-Broker/Dealers
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

John C. Kennedy              Senior Vice President, Channel Head-Wirehouse
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Curtis Wohlers               Senior Vice President, Channel Head-Planners
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jay S. Kaduson               Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt          Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Peter Gruppuso               Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Debora L. Buffington         Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ----------------------------------------------------------------
David DeCarlo                Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Charles M. Deuth             Vice President, National Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul M. Kos                  Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Cathy Sturdivant             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros             Vice President
260 Madison Avenue
New York, NY 10016


(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:


                                                  (2)
                  (1)                      NET UNDERWRITING          (3)              (4)
           NAME OF PRINCIPAL                 DISCOUNTS AND     COMPENSATION ON     BROKERAGE             (5)
              UNDERWRITER                     COMMISSIONS         REDEMPTION      COMMISSIONS    OTHER COMPENSATION
           -----------------               ----------------    ---------------    -----------    ------------------
MetLife Investors Distribution
  Company..............................      $128,299,602             $0               $0                $0



ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

MetLife Insurance Company of Connecticut




1300 Hall Boulevard





Bloomfield, CT 06002-2910


ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The MetLife Insurance Company of Connecticut hereby represents:

(a) That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Morristown, and State of New Jersey, on this 20th day of November 2008.


          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                                  (Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (Depositor)


                                        By:      /s/ MICHAEL K. FARRELL

                                            ------------------------------------
                                                Michael K. Farrell, President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 20th day of November 2008.




         /s/ *MICHAEL K. FARRELL                  President and Director
---------------------------------------------
             (Michael K. Farrell)

          /s/ *STANLEY J. TALBI                   Executive Vice President and Chief
---------------------------------------------        Financial Officer
              (Stanley J. Talbi)

      /s/ *JOSEPH J. PROCHASKA, JR.               Executive Vice President and Chief
---------------------------------------------        Accounting Officer
          (Joseph J. Prochaska, Jr.)

        /s/ *WILLIAM J. MULLANEY                  Director
---------------------------------------------
            (William J. Mullaney)

           /s/ *LISA M. WEBER                     Director
---------------------------------------------
               (Lisa M. Weber)




                                        By:       /s/ MICHELE H. ABATE
                                            ------------------------------------
                                             Michele H. Abate, Attorney-in-Fact
* MetLife Insurance Company of Connecticut. Executed by Michele H. Abate on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX


1(c)   Board Resolutions

3(a)   Form of Distribution and Principal Underwriting Agreement

9      Opinion of Counsel

10     Consent of Deloitte & Touche LLP

13     Powers of Attorney